Form 20-F
period 2005-12-31
FreeSeas Inc.
filed 2006-06-29
CIK 1325159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report....
For the transition period from ________ to _________
COMMISSION FILE NUMBER 333-124825
FREESEAS INC.
(Exact Name of Registrant as Specified in its Charter)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
93 Akti Miaouli, Piraeus, Greece
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act
Shares of common stock, par value $0.001 per share
Class W Warrants to purchase shares of common stock
Class Z Warrants to purchase shares of common stock
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
We had 6,282,600 shares of common stock outstanding as of December 31, 2005.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes            ☒ No
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes            ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes            ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):
Large accelerated filer☐      Accelerated filer ☐      Non-accelerated filer ☒
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17            ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes            ☒ No

 i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

•	drybulk market trends, including charter rates and factors affecting vessel supply and demand.
     We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.
     FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this annual report on Form 20-F, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the company,” “we,” “us,” or “our.” This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3.	KEY INFORMATION2
     A. Selected Consolidated Financial Data
     The selected consolidated financial information set forth below has been derived from our audited financial statements for the period from April 23, 2004 (date of inception) to December 31, 2004 and for the year ended December 31, 2005. The information is only a summary and should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	From Inception
	(April 23, 2004)	Year Ended
	to December 31, 2004	December 31, 2005
Statement of Operations Data:
Operating revenues	$2,830,000	$10,326,000
Income from operations	706,000	1,205,000
Other expense	(236,000)	(1,053,000)
Net income	$470,000	$152,000

Earnings Per Share data:
Net income per share:
Basic earnings per share	$0.10	$0.03
Diluted earnings per share	$0.10	$0.03
Weighted average number of shares:
Basic weighted average number of share	4,500,000	4,574,588
Diluted weighted average number of shares	4,500,000	4,600,444

	December 31, 2004	December 31, 2005
Selected Balance Sheet Data:
Cash in hand and at bank	$461,000	$3,285,000
Net working capital deficiency	(3,528,000)	(4,945,000)
Total assets	18,335,000	29,840,000
Long-term debt	10,150,000	13,000,000
Shareholders’ loan and advance	3,828,000	3,200,000
Total stockholders’ equity	3,386,000	9,705,000
     B. Capitalization and Indebtedness
     Not applicable.
     C. Reasons for the Offer and Use of Proceeds
     Not applicable.

     D. Risk Factors
     Our business faces certain risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business. If any of the events or circumstances described as risks below or elsewhere in this annual report actually occurs, our business, results of operations or financial condition could be materially and adversely affected.
     There may not be an active market for our shares, which may cause our shares to trade at lower prices and make it difficult to sell your shares.
     We only recently became a public company. We cannot assure you that an active trading market for our shares will develop or be sustained. We cannot predict at this time how actively our shares will trade in the public market, if at all, or whether the price of our shares in the public market will reflect our actual financial performance.
     The price of our shares may be volatile.
     The price of our shares may be volatile, and may fluctuate due to factors such as:
•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of its publicly held competitors;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.
     Our principals, either directly or indirectly, control approximately 71% of our outstanding common stock and effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions.
     Our principal shareholders own approximately 71% of our outstanding common stock. While our principals have no agreement, arrangement or understanding relating to the voting of their shares, they will effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

     Our Articles of Incorporation and By-laws contain anti-takeover provisions that may discourage, delay or prevent (1) an acquisition of our company and/or (2) the removal of incumbent directors and officers.
     Our Articles of Incorporation and By-laws contain certain anti-takeover provisions. These provisions include blank check preferred stock, a classified board of directors, a supermajority director voting requirement to change the number of directors, the prohibition of cumulative voting in the election of directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, supermajority voting requirements for removal of directors by either the shareholders or the directors, advance written notice of shareholder proposals for the removal of directors and supermajority voting requirements for shareholder action with respect to By-laws. These provisions, either individually or in the aggregate, may discourage, delay or prevent (1) an acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent directors and officers.
     The cyclical nature of the shipping industry may lead to volatile changes in freight rates and vessel values, which may reduce our revenues and net income.
     We are an independent shipping company that operates in the drybulk shipping market. Our profitability is dependent upon the freight rates we are able to charge. The supply of and demand for shipping capacity strongly influences freight rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.
     In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.
     The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:
•	economic and market conditions affecting the shipping industry in general;

•	supply of drybulk vessels;

•	demand for drybulk vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.
     Due to the fact that the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, any determination that a vessel’s remaining useful life and earnings requires an impairment of its value on our financial statements could result in a charge against our earnings and a reduction in our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than such vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.
     Charter rates, which in the international drybulk shipping industry had reached historic highs in the second quarter of 2005, may not increase as rapidly or may decline as a result of increased capacity and slowing worldwide economic growth, thereby reducing our future profitability.
     Charter rates in the international drybulk shipping industry, which had reached record highs in the second quarter of 2005, decreased during the first quarter of 2006. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued economic growth in China, India and the world economy, seasonal and regional changes in demand, and changes to the capacity of the world fleet. Certain economic indicators reflect slowing growth in China, India and elsewhere. The capacity of the world fleet has increased. Adverse industry, economic, political, social or other developments could also decrease the amount and/or profitability of our business and materially reduce our revenues and net income.
     The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Some of the factors that influence demand for vessel capacity include:
•	supply and demand for drybulk commodities;

•	global and regional economic conditions;

•	the distance drybulk commodities are to be moved by sea; and

•	changes in seaborne and other transportation patterns.
     Some of the factors that influence the supply of vessel capacity include:
•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are laid-up; and

•	changes in global drybulk commodity production.
     An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business.
     A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our revenues and net income, as well as our future prospects, would likely be materially reduced by an economic downturn in any of these countries.
     We rely on spot charters. The rates on spot charters are very competitive and volatile, which can result in decreased revenues if spot charter rates decline.
     Our vessels have most recently been spot chartered, which makes our revenues subject to greater fluctuation. In the future, we may continue to spot charter these vessels or any newly acquired vessels. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at pre-determined rates over more extended periods of time. If we decide to continue to spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in spot charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows. Additionally, our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.
     We are subject to regulation and liability under environmental laws that could require significant expenditures and reduce our cash flows and net income.
     Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business and thereby reduce our revenue or increase our cost of doing business and thereby materially decrease our net income. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

     The operation of our vessels is affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System.” The system includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code certified, however, there can be no assurance that such certification will be maintained indefinitely.
     The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.
     We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of one billion dollars per incident. If the damages from a catastrophic incident exceeded our insurance coverage, the payment of these damages may materially decrease our net income.
     The International Maritime Organization (“IMO”) or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our vessels as well as our ability to generate income from them. These requirements can also affect the resale value of our vessels.
     The United States Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.
     Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).
     If any of our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain loan covenants of our third-party indebtedness.
     The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention (“SOLAS”). Our vessels are currently classed with Lloyd’s Register of Shipping and Korean Register of Shipping. Lloyd’s Register of Shipping has awarded ISM and International Ship and Port Facilities Security (“ISPS”) certification to all three of our vessels and Free Bulkers, S.A. (“Free Bulkers”), the ship management company.
     A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.
     If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, thereby reducing our revenues and profitability. That could also cause us to be in violation of certain covenants in our loan agreements. In addition, the cost of maintaining our vessels’ classifications may be substantial at times and could result in reduced revenues.
     Maritime claimants could arrest our vessels, which could interrupt our cash flow.
     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.
     In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.
     Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
     A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would reduce our revenues and net income.
     World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and net income or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.
     Terrorist attacks such as the attacks on the United States of America on September 11, 2001, and on London, England on July 7, 2005, and the response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may adversely affect our business by increasing security costs and creating delays because of heightened security measures. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could prevent us from obtaining additional financing on terms acceptable to us or at all, which would impair our implementation of our business strategy.
     Terrorist attacks may also negatively impact our vessels or our customers directly. Future terrorist attacks could result in increased volatility of the financial markets in the United States of America and globally, an economic recession in the United States of America or the world and a corresponding reduction in our business and future prospects thereby reducing our revenues and net income.

     We depend entirely on Free Bulkers to manage and charter our fleet.
     We currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Free Bulkers, an affiliated company with which we are under common control. The loss of Free Bulkers’ services, its failure to perform its obligations to us or their poor performance for us could reduce our revenues and net income. Although we may have rights against Free Bulkers if Free Bulkers defaults on its obligations to us, you may have no recourse against Free Bulkers. Further, we expect that we will need approval from our lenders if we ever intend to replace Free Bulkers as our ship manager.
     We, and our executive officers, have affiliations with Free Bulkers that could create conflicts of interest detrimental to us.
     Our executive officers are also principals and officers of Free Bulkers, which is our ship management company. These dual responsibilities of our officers and the relationships between the two companies could create conflicts of interest between us and Free Bulkers. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed by other companies affiliated with Free Bulkers. Each of our operating subsidiaries has a nonexclusive management agreement with Free Bulkers. Free Bulkers may enter into management agreements with other shipping companies, some of which may be in competition with us. Free Bulkers may also allocate charter or spot opportunities to other shipping vessels when our vessels may be unemployed. These possible actions by Free Bulkers would be permitted by its agreements with our subsidiaries. There can be no assurance that Free Bulkers will resolve all conflicts of interest in a manner beneficial to us.
     Operational or financial problems experienced by Free Bulkers, our affiliate, may adversely impact us.
     The ability of Free Bulkers to continue providing services for us will depend in part on Free Bulkers’ own financial strength. Circumstances beyond our control could impair Free Bulkers’ financial strength and, as a result, Free Bulkers’ ability to fulfill its obligations to us which could have a material adverse effect on us.
     We have a short operating history and cannot assure you that we will continue to operate profitably in the future.
     We commenced operations in April 2004 and have a very short operating history. Although our operations have been profitable to date, we cannot assure you that we will continue to be profitable in the future.
     If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
     We intend to continue to grow our fleet. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.
     Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) obtaining additional qualified personnel, (2) managing relationships with customers and suppliers and (3) integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.
     A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.
     We have incurred secured debt under loan agreements for all three of our vessels. See “Item 4. Information on the Company”. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.
     Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.
     Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.
     Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain the lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

     Servicing debt may limit funds available for other purposes.
     To finance our fleet, we have incurred secured debt under loan agreements for all three of our vessels that are guaranteed by us. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2005, we had total long-term debt of $13,000,000 and loans from shareholders totaling $3,200,000, which were used to purchase each of our vessels. If we are unable to service our remaining debt, our lenders could accelerate our debt and foreclose on our fleet.
     In April 2005 and October 2005, we and the holders of our common stock prior to our merger with Trinity Partners Acquisition Company Inc. (“Trinity”) agreed to modify the terms of the shareholder loans made in connection with the acquisition of our first two vessels. These two loans have an outstanding balance, net of discount which results from accounting for the loans at their fair value, of $3,200,000 at December 31, 2005. The repayment schedule for each loan is now eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000. As of the date of filing of this annual report, this condition had not been met. Previously, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or on December 31, 2006. Although these modifications extended the time for repayment of these loans, the required repayment schedule will nevertheless reduce the working capital that is available for other purposes.
     In June 2005, we incurred an additional $11,025,000 in debt to acquire the handymax drybulk carrier the M/V Free Fighter. We borrowed $7,000,000 from an unaffiliated third-party lender.
     The rise in interest rates since 2005 has caused our interest cost to increase and has had a material adverse effect on our net income. Any further interest rate increases could further reduce our revenues and net income. We have purchased, and may purchase in the future, vessels with loans that provide for periodic interest payments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could decrease the number of additional vessels that we could acquire and adversely affect our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.
     The performance of our existing charters and the creditworthiness of our charterers may hinder our ability to implement our business strategy by making additional debt financing unavailable or available only at higher than anticipated cost.
     The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all, or at a higher than anticipated cost, may materially impair our ability to implement our business strategy.

     As we expand our business, we will need to upgrade our operational and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable additional employees, our performance may suffer.
     Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempt to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Free Bulkers to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot assure you that Free Bulkers will be able to continue to hire suitable additional employees as we expand our fleet. If Free Bulkers’ unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we cannot upgrade our operational and financial systems effectively or recruit suitable additional employees, our performance may suffer and our ability to expand our business further will be restricted.
     We will be required to evaluate our controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002, which will require substantial resources. If these evaluations result in the identification of material weaknesses, we may be adversely affected until these weakneses can be corrected.
     We are required to comply with a variety of laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and the Nasdaq® Capital Market rules. In particular, Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by our independent public accounting firm. We anticipate that we will have to dedicate additional resources and accelerate progress on the required assessments in order to complete documenting and testing our internal control systems and procedures in the time required which will permit our independent public accounting firm to complete its audit work to enable us to timely file our Form 20-F for the year ended December 31, 2007. During the course of testing, deficiencies may be identified that we may not be able to remediate to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. This may result in the receipt of a qualified report by our independent public accounting firm. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to obtain an unqualified report or to achieve and maintain an effective internal control environment could have a material adverse effect on the market price of our stock.
     In the highly competitive international drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.
     We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we have. Competition for the transportation of drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

     We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may reduce the effectiveness of our management and lower our results of operations.
     Our success depends to a significant extent upon the abilities and efforts of our existing management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Our success will depend upon our ability to hire additional employees and to retain key members of our management team. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.
     Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.
     The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.
     The involvement of any of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel operator. Any of these circumstances or events could increase our costs or lower our revenues.
     Our vessels may suffer damage and may face unexpected dry-docking costs, which could reduce our cash flow and impair our financial condition.
     If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.
     Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
     Although we inspect the secondhand vessels that we acquire prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
     Governmental regulations or safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, it is not certain that the price for which we sell them will equal their carrying amount at that time.
     We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
     We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, we cannot assure that the insurers will not default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.
     Our operations outside the United States of America expose us to global risks that may interfere with the operation of our vessels.
     We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. The likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could have a material adverse effect on our trade patterns and adversely affect our revenues.

ITEM 4.	INFORMATION ON THE COMPANY
     Our History and Development
     We are an independent commercial shipping company that operate in the drybulk shipping markets through our three wholly owned subsidiaries, Adventure Two S.A. (“Adventure Two”), Adventure Three S.A. (“Adventure Three”) and Adventure Four S.A. (“Adventure Four”). We were formed on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.” Our principal offices are located at 93 Akti Miaouli Street, 185 38, Piraeus, Greece and our telephone number is 011-30-210-4528770.
     On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc. (“Trinity”), a blank check corporation organized under the laws of the State of Delaware. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
     Our common stock, Class W warrants and Class Z warrants began trading on the Nasdaq® Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board.
     Business Overview
     We own our vessels through three separate wholly owned subsidiaries incorporated in the Marshall Islands. The operations of the vessels are managed by Free Bulkers, an affiliated Marshall Islands corporation incorporated on September 9, 2003. Free Bulkers provides us with a wide range of shipping services at a fixed monthly fee per vessel. These services include technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels, commercial management regarding identifying suitable vessel charter opportunities, and certain accounting services.
     The names of our wholly owned subsidiaries that own the three vessels, the respective dates of their incorporation, the vessel each owns and the month of its acquisition are as follows:

Owner	Date of Incorporation	Name	Date of Acquisition
Adventure Two S.A.	February 5, 2004(1)	“Free Destiny”	August 3, 2004

Adventure Three S.A.	February 5, 2004(1)	“Free Envoy”	September 20, 2004

Adventure Four S.A.	April 15, 2005	“Free Fighter”	June 15, 2005

(1)	George D. Gourdomichalis, Ion G. Varouxakis and Efstathios D. Gourdomichalis, each of which is a director, officer and beneficial owner of FreeSeas, formed each of these companies for the purpose of acquiring one ship per company. Each of these companies is now our wholly owned subsidiary, as explained more fully below.
     Ion G. Varouxakis, George D. Gourdomichalis and Efstathios D. Gourdomichalis, initially owned their respective interests in our company indirectly through two companies, V Capital S.A. (“V

Capital”) and G. Bros S.A. (“G. Bros”). V Capital was incorporated under the laws of Liberia on March 9, 2000 by Ion G. Varouxakis, its sole shareholder, and was redomiciled in the Republic of the Marshall Islands. G. Bros was incorporated under Marshall Islands law on July 21, 2003 by George D. Gourdomichalis and Efstathios D. Gourdomichalis, its only shareholders. V Capital and G. Bros were each formed by their respective shareholders to participate in the commercial shipping industry.
     In August 2003, V Capital and G. Bros, through a Marshall Islands company known as One Adventure S.A., jointly acquired and operated one drybulk shipping vessel, the M/V Free Champion, which was sold in March 2005. In February 2004, the three principals of V Capital and G. Bros then formed Adventure Two and Adventure Three under Marshall Islands law for the purpose of owning and operating additional drybulk carriers. In March 2004, Adventure Two and Adventure Three entered into Memoranda of Agreement to acquire from unaffiliated third parties the M/V Free Destiny and the M/V Free Envoy, respectively.
     The three individual principals of V Capital and G. Bros then determined to jointly form a single commercial shipping holding company to operate in the drybulk shipping markets through wholly owned subsidiaries. As is common practice in the shipping industry, the principals decided to use a holding company structure to permit consolidation, to isolate liability exposure with respect to each vessel by having each vessel owned by a different subsidiary, and to facilitate access to the capital markets both in the United States and abroad. To establish the holding company structure, on April 23, 2004 the three principals of V Capital and G. Bros formed Adventure Holdings S.A. under Marshall Islands law. Adventure Holdings subsequently changed its name to FreeSeas Inc. On April 27, 2004, we issued 50% of our stock to V Capital and 50% of our stock to G. Bros. This stock was issued in the form of bearer shares of common stock, which is a form of ownership permitted under Marshall Islands law. In March 2005, our three principals determined to create three new and separate corporate entities to be the record owners of their respective FreeSeas’ shares. Accordingly, in March 2005, Mr. Varouxakis formed The Mida’s Touch, S.A. (“The Mida’s Touch”), Mr. George Gourdomichalis formed Alastor Investments S.A. (“Alastor Investments”) and Mr. Efstathios Gourdomichalis formed N.Y. Holdings S.A. (“N.Y. Holdings”). Each of these companies was created under Marshall Islands law and the sole purpose of each company is to own shares of our common stock. In April 2005, V Capital and G. Bros transferred all of their respective ownership of our common stock to The Mida’s Touch, Alastor Investments and N.Y. Holdings.
     On December 15, 2005, we completed a merger with Trinity, a blank check company formed to serve as a vehicle to effect a business combination with an unidentified operating business. Under the terms of the merger agreement, outstanding shares of Trinity common stock and Class B common stock were converted into an equal number of FreeSeas’ common stock, and each Trinity Class W warrant and Class Z warrant has been converted into the right to receive an equal number of our Class W warrants and Class Z warrants.

     Our Fleet
     Our current fleet consists of three handysize vessels that carry a variety of drybulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. The following table describes our current fleet:

Vessel	Dwt	Country Built	Year Built	Vessel Type
Free Destiny	25,240	Bulgaria	1982	Handysize
Free Envoy	26,318	Japan	1984	Handysize
Free Fighter	39,240	Bulgaria	1982	Handysize
     See “—Vessel Employment” for a description of each vessel’s employment status.
     Competitive Strengths
     We believe that we possess the following competitive strengths:
•	Experienced Management Team. Our management team has significant experience in operating drybulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business.

•	Strong Customer Relationships. We through Free Bulkers, our ship management company, have many long-established customer relationships, and we believe we are well regarded within the international shipping community.

•	Compete in Handysize Market. We compete in the handysize segment of the drybulk carrier market, which we believe is less volatile than other market segments because the number of new ships under construction for this segment is significantly lower than other segments (as of the date of filing of this annual report, 6% of the total available ships for the handysize segment are under construction as compared to 21% for the handymax/supramax and panamax segments and 27% for the capsize segment). This segment is also characterized by having older vessels (27% of the handysize fleet is 25 years or older as compared to 1.3% for the capsize, 3.9% for the panamax and 5% for the handymax/supramax segments).

•	Profitable Operations to Date. Since our inception, our principals have operated vessels profitably by carefully selecting secondhand vessels, competitively commissioning and actively supervising cost-efficient shipyards to perform repair, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well-trained masters, officers and crews. We believe that this combination allows us to minimize off-hire periods, effectively manage insurance costs, and control overall operating expenses.

     Business Strategy
     Our business strategy is focused on providing reliable seaborne transportation services at competitive cost, and building and maintaining relationships with charterers of drybulk carriers, brokers, suppliers, classification societies and others in the drybulk shipping industry. We plan to expand our fleet by purchasing newer handysize vessels (between 10 to 15 years old) to make our drybulk carrier business more cost efficient and more attractive to our customers. Our financial strategy is focused on maintaining a reasonable level of leverage as compared to many of our competitors.
     Vessel Employment
     We have employed and continue to employ our vessels in the spot charter market, under period time charters and in drybulk carrier pools. As of December 31, 2005, the M/V Free Destiny was subject to a spot charter at a gross charter rate of $7,500 per day, which charter ended on March 27, 2006. The vessel was subsequently employed in two spot charters of approximately 30 days each at gross charter rates of $8,650 and $13,500 per day, respectively. The vessel is currently under a spot charter that commenced May 31, 2006 at a gross charter rate of $8,950 per day. Upon completion of the vessel’s current employment, the vessel will enter into a spot time charter with an expected duration of approximately 35 days at a gross charter rate of $14,000 per day. As of December 31, 2005, the M/V Free Envoy was subject to a period time charter at a gross rate of $12,000 per day, which charter ended in February 2006. The vessel was subsequently employed in four spot charters ranging from approximately 15 to 45 days at gross charter rates of $11,000, $10,000, $9,000 and $8,000 per day, respectively. The M/V Free Envoy was redelivered to us during the second week of June following a spot charter of approximately 10 days at a gross charter rate of $13,000 per day and will be undergoing its dry-docking and intermediate surveys through the end of June. After completion of its dry-docking and intermediate surveys, the vessel will enter a spot time charter with an approximate duration of 45 days at a gross rate of $17,000 per day. As of December 31, 2005, the M/V Free Fighter was subject to a one-trip time charter at a gross rate of $12,250 per day, which charter ended on January 15, 2006. The vessel was subsequently employed on a voyage charter at the rate of $24.25 per metric ton for a 38,000 metric ton cargo of sugar in bulk, following which it was dry-docked for maintenance work. Following its dry-docking for maintenance work, the M/V Free Fighter was employed in a spot charter at the gross rate of $11,500 per day from April 17, 2006 to June 13, 2006. The vessel is currently spot chartered through the end of June at the gross rate of $14,500 per day.
     A spot time charter and a period time charter are each contracts to charter a vessel for an agreed period of time at a set daily rate. Under both types of charters, the charterer pays for voyage expenses such as port, canal and fuel costs and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate dry-docking and special survey costs. Lastly, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses.
     Vessels operating on period time charter provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to increase profit margins during periods of increasing drybulk charter rates. However, we would then be exposed to the risk of declining drybulk charter rates, which may be higher or lower than the rates at which we chartered our vessels. We are constantly evaluating opportunities for period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.
     Although we have not previously done so, we may from time to time utilize forward freight agreements that enable us to enter into contractual obligations to sell the spot charter forward and thereby reduce our exposure to a potential deterioration of the charter market.
     Customers
     During the year ended December 31, 2005, we had contracts with six charterers. Through the date of filing of this annual report, Express Sea Transport Corporation has been our most significant charterer based on total charter revenue received by us.
     Management of the Fleet
     Our principal officers and shareholders are also the principal officers and shareholders of Free Bulkers, the company we use to manage our vessels. We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. Accordingly, we will continue to outsource substantially all of our technical and commercial functions relating to the operation and employment of our vessels to Free Bulkers under three separate management agreements. The agreements remain in effect indefinitely unless, in each case, it is terminated by either party upon two months’ advance notice. Our management, under the guidance of our Board of Directors, manages our business as a holding company, including our own administrative functions, and we monitor Free Bulkers’ performance under the management agreements. We anticipate that Free Bulkers may manage any additional vessels we may acquire in the future.
     Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15,000 per vessel, paid in advance, from the date of signing the Memorandum of Agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a fee equal to 1.25% of the gross freight or hire collected from the employment of our vessels. In addition, we have agreed to pay Free Bulkers a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We also reimburse, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port.
     We believe that we pay Free Bulkers industry standard fees for these services. We are aware of three comparable structures of affiliated drybulk vessel-owning companies and management companies. All three of those arrangements have the same 1.25% chartering/commercial fee and 1% commission on purchases or sales of vessels by the affiliated vessel-owning companies as does the arrangement between us and Free Bulkers. One of the three arrangements has the same monthly management fee of $15,000 per vessel as Free Bulkers and we have, one charges a higher fee and the third is based on different parameters and therefore hard to compare.

     Crewing and Employees
     Free Bulkers, our affiliate, employs approximately seven people, all of whom are shore-based. In addition, Free Bulkers is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We employ three senior executive officers and no other employees.
     Loans for Vessels
     Our subsidiaries, Adventure Two, Adventure Three and Adventure Four, have obtained financing from unaffiliated lenders for our three vessels.
     Adventure Two had obtained financing in the original principal amount of $5,000,000 from Corner Banca S.A.; the $3,700,000 outstanding principal balance of this loan was refinanced in September 2005 with a loan from Hollandsche Bank-Unie N.V. (“HBU”). The loan as refinanced bears interest at 1.95% above LIBOR, matures in 2008, and is payable in eight quarterly installments of $75,000 each beginning December 27, 2005, followed by one quarterly installment of $100,000, two quarterly installments of $500,000 each, and a balloon payment of $2,000,000 (as compared to, prior to the refinance, seven quarterly installments of $425,000 each followed by six quarterly installments of $266,667 each). The loan is secured by a first preferred mortgage on the M/V Free Destiny, FreeSeas’ guarantee of $500,000 of the principal amount plus interest and costs, joint and several liability of Adventure Three, and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) good and documents of title that may come into the bank’s possession for the benefit of Adventure Two. The guarantee given by FreeSeas replaced the personal guarantees previously given by our principal shareholders.
     Adventure Three owns the M/V Free Envoy subject to a mortgage securing a loan in the original principal amount of $6,000,000 from HBU. The loan was amended in September 2005, pursuant to which the interest was reduced to 1.95% above LIBOR. The loan matures in 2007, and is payable in 11 quarterly installments of $425,000 each with a balloon payment of $900,000. The loan is secured by a first preferred mortgage on the vessel, FreeSeas’ guarantees of $500,000 of the principal amount plus interest and costs and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Three. The guarantee given by FreeSeas replaced the personal guarantees previously given by our principal shareholders. In June 2006, we borrowed an additional $2,000,000 from HBU, which amounts are also secured by the M/V Free Envoy and were used to pay principal and interest due to Egnatia Bank, S.A. (“Egnatia”) under its loan to Adventure Four described below.
     Adventure Four owns the M/V Free Fighter subject to a mortgage securing a committed term loan facility in the original principal amount of $7,000,000 from Egnatia. The loan bears interest at a rate of 1.875% above LIBOR. The loan matures in 2008, and is payable in consecutive quarterly installments as follows: two installments of $1,000,000, followed by four installments of $750,000, followed by six installments of $250,000 and a final balloon payment of $500,000. The loan is secured by the vessel, an assignment of income from the vessel, FreeSeas’ guarantee and a letter of undertaking from Free Bulkers. The guarantee given by FreeSeas replaced the personal guarantees previously given by our principal shareholders.
     Each of the loan agreements also includes affirmative and negative covenants of Adventure Two, Adventure Three and Adventure Four, such as the maintenance of operating accounts, minimum cash deposits and minimum market values. Adventure Two, Adventure Three and Adventure Four are further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lenders.
     We also had outstanding, as of December 31, 2005, two loans from our principal shareholders with an aggregate principal balance, net of discount which results from accounting for loans at their fair value, of $3,200,000, the proceeds of which were used to acquire our vessels. The loans are interest-free. These loans were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000. As of the date of filing of this annual report, this condition had not been met. Before these modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006.
     Competition
     We operate in markets that are highly competitive and based primarily on supply and demand. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,400 drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many drybulk shipping companies which are publicly traded on the U.S. stock markets, such as Dryships Inc., Diana Shipping Inc., Eagle Bulk Shipping Inc. and Excel Maritime Carriers Ltd., which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business. In addition, the dry cargo handysize segment of the industry in which we compete is highly fragmented with many of our competitors owning one to four vessels. Many of such companies are better capitalized and have greater revenues and profits than we do. There is no assurance that we will successfully compete with such companies for charters or other business.
     Free Bulkers arranges our charters (whether spot charters, period time charters, bareboat charters or pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete with other owners of drybulk carriers in the capesize, panamax, handysize and handymax sectors. Charters for our vessels are negotiated by Free Bulkers utilizing a worldwide network of shipbrokers. These shipbrokers advise Free Bulkers on a continuous basis of the availability of cargo for any particular vessel. There may be several shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.
     Seasonality
     Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are

located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains required drybulk shipping accordingly.
     Environmental and Other Regulations
     Government regulation significantly affects the ownership and operation of our vessels. The vessels are subject to international conventions and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.
     A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.
     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.
     International Maritime Organization (“IMO”)
     In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2005 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015. The amendment came into effect in April 2005.
     The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We had developed a plan to comply with the Annex VI regulations, which became effective once Annex VI became effective. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to operate our ships.
     The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety

Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
     The U.S. Oil Pollution Act of 1990
     OPA established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in waters of the United States, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.
     Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).
     OPA limits the liability of responsible parties for drybulk vessels that are over 3,000 gross tons to the greater of $1,200 per gross ton or $10 million (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
     We currently maintain pollution liability coverage insurance for each of our vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed our insurance coverage, the payment of those damages may materially decrease our net income.
     OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty.
     OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We currently comply, and intend to continue to comply in the future, with all applicable state regulations in the ports where our vessels call.

     Vessel Security Regulations
     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.
     Inspection by Classification Societies
     The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Lloyd’s Register of Shipping and Korean Register of Shipping. ISM and ISPS certification have been awarded to all of our vessels and Free Bulkers by Lloyd’s Register of Shipping.
     A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.
     If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. That could cause us to be in violation of certain covenants in our loan agreements.

     At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.
     All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
     Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All three of our vessels are certified as being “in class” by the Lloyd’s Register of Shipping and the Korean Register of Shipping, respectively.
     Risk of Loss and Liability Insurance
     General
     The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States of America for certain oil pollution accidents in the United States of America, has made liability insurance more expensive for ship owners and operators trading in the United States of America market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
     Hull and Machinery Insurance
     We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value or such higher amount as may be required to meet the requirements of any outstanding indebtedness on a particular vessel, with deductibles in amounts of approximately $100,000 to $150,000.
     We arrange, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we can recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance.
     Protection and Indemnity Insurance
     Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
     Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Our vessels are members of the American Mutual Steamship Association. Each P&I association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I associations comprising the International Group.
     Legal Proceedings
     We are not currently a party to any material lawsuit that, if adversely determined, we believe would be reasonably likely to have a material adverse effect on our financial position, results of operations or liquidity.
     Property
     We do not at the present time own or lease any real property. To date, we have shared offices with Free Bulkers as part of the management services provided by Free Bulkers. These offices are provided at no additional rental cost to us, other than the management fees. We do not have current plans to lease or purchase space for our offices, although we may do so in the future as we hire additional employees in connection with the expansion of our operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion should be read in conjunction with FreeSeas’ consolidated financial statements and footnotes thereto contained in this annual report. We were incorporated in April 2004 and did not acquire any of our vessels until after June 30, 2004.
Principal Factors Affecting Our Business
     The principal factors that affect our financial position, results of operations and cash flows of include the following:
•	Number of vessels owned and operated;

•	Charter market rates, which reached historic highs earlier in 2005 and have since decreased somewhat, and periods of charterhire;

•	Vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	Cost of dry-docking and special surveys;

•	Depreciation expenses, which are a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of our vessels;

•	Financing costs related to the indebtedness incurred by us, which totaled $240,000 and $1,076,000 for the period from April 23, 2004 (date of inception) to December 31, 2004 and for the year ended December 31, 2005, respectively; and

•	Fluctuations in foreign exchange rates.
Acquisition of Vessels
     From time to time as opportunities arise, we intend to acquire additional drybulk carriers. Vessels are generally acquired free of charter, and we usually enter into a new charter contract with dry-dockings or special or intermediate surveys. The shipping industry uses income days (also referred to as “voyage” or “available” days) to measure the number of days in a period during which vessels actually generate revenues.
     We anticipate that we would finance approximately one-half or more of the purchase price for any new vessel with debt financing, with the remainder of the purchase price to be funded from our available working capital. There can be no assurances that we will be able to identify additional vessels for acquisition or that we will be able to acquire additional vessels on acceptable terms.
     Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without a charter) as the acquisition of an asset rather than a business. When we acquire a vessel, we conduct, also consistent with shipping industry practice, an inspection of the physical condition of the vessel and an examination of the pertinent classification society records. We do not obtain any historical operating data for the vessel from the seller. We do not consider that information material to our decision on acquiring the vessel.
     Most vessels are sold pursuant to a standard agreement that, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect the historical operating data of the vessel.
     Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. Upon the change in ownership, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state, in the event buyer determines to change the vessels flag state.
     It is rare in the shipping industry for the last charterer of a vessel from a seller to continue as the first charterer of the vessel from the buyer. Where a vessel has been under a voyage charter, the seller delivers the vessel free of charter to the buyer. When a vessel is under time charter and the buyer wishes to assume that charter, the buyer cannot acquire the vessel without the charterer’s consent and an agreement between the buyer and the charterer for the buyer to assume the charter. The purchase of a vessel does not in itself transfer the charter because the charter is a separate service agreement between the former vessel owner and the charterer.

     When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:
•	Obtain the charterer’s consent to us as the new owner;

•	Obtain the charterer’s consent to a new technical manager;

•	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	Arrange for a new crew for the vessel;

•	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

•	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

•	Implement a new planned maintenance program for the vessel; and

•	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.
     Our business comprises the following primary components:
•	Employment and operation of our drybulk carriers; and

•	Management of the financial, general and administrative elements involved in the ownership and operation of our drybulk vessels.
     The employment and operation of our vessels involve the following activities:
•	Vessel maintenance and repair;

•	Crew selection and training;

•	Vessel spares and stores supply;

•	Contingency response planning;

•	Onboard safety procedures auditing;

•	Accounting;

•	Vessel insurance arrangement;

•	Vessel chartering;

•	Vessel hire management;

•	Vessel surveying; and

•	Vessel performance monitoring.
Important Factors Affecting Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
     Calendar days. We define “calendar days” (also referred to as “owned” days) as the total number of days in a period during which each vessel in our fleet was in our possession, including offhire days associated with major repairs, dry-dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.
     Available days. We define “available days” as the total number of days in a period during which each vessel in our fleet was in our possession, net of offhire days associated with major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days (also referred to as “voyage” or “income” days) to measure the number of days in a period during which vessels actually generate revenues.
     Fleet utilization. We calculate fleet utilization by dividing the number of our fleet’s available days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are offhire for reasons such as scheduled repairs, vessel upgrades or dry-dockings and other surveys.
     Spot charter rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
Voyage Revenues
     Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of available days during which our vessels generate revenues, and the amount of daily charterhire that our vessels earn under charters, including our ability to negotiate favorable profit-sharing arrangements. These, in turn, are affected by a number of factors, including the following:
•	Our ability to acquire additional vessels;

•	The nature and duration of our charters;

•	Our decisions regarding vessel acquisitions and sales;

•	The amount of time that we spend repositioning our vessels;

•	The amount of time that our vessels spend in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of our vessels;

•	The levels of supply and demand in the drybulk carrier transportation market; and

•	Other factors affecting charter rates for drybulk carriers.
     A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s dry-docking and intermediate and special survey costs.
     Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. To date, we have attempted to address this risk while also taking advantage of increases in profitability in the drybulk market generally by negotiating profit sharing arrangements in each of our period time charters, which provide for potential revenues above the fixed time charter rates. We have also addressed this risk by arranging a mix of spot and short-term period charters, and in the future may consider a mix of spot and long-term period charter business. There can be no assurance that we will be able to arrange a successful mix of spot and period charter business and profit sharing arrangements in the future.
     Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in drybulk rates. We would also be exposed to the risk of declining drybulk rates, however, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters and are not able to negotiate profit sharing arrangements, future spot market rates may be higher or lower than those rates at which we have period time chartered our vessels. We will evaluate our opportunities to employ our vessels on spot or period time charters, depending on whether we can obtain contract terms that satisfy our criteria.
     A standard maritime industry performance measure is the “daily time charter equivalent” or “daily TCE.” Daily TCE revenues are voyage revenues minus voyage expenses and commissions divided by the number of available days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and that would otherwise be paid by a charterer under a time charter. FreeSeas believes that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers. Our average daily TCE rate for 2004 and 2005 was $11,012 and $10,881, respectively. The average daily TCE rate for 2004 is different from the average daily TCE rate previously reported as a result of the finalization of the profit sharing component of the daily TCE rate, which by its terms is due 180 days after the completion of the voyage.
     We negotiated a 25% profit-sharing arrangement in each of the time charters for the M/V Free Envoy through September 2005 and the M/V Free Destiny through October 2005. We receive 25% of the net amount generated by the charterer over the base rate that the charterer pays to us. To date, payment to us of our share of the profits has occurred every 180 days or at the end of a voyage, whichever occurs earlier, during the term of the charter. Actual and final figures are computed, and any adjustments in the payments made, occur within 30 days of vessel redelivery. We received revenue of

$295,000 and $776,335 during 2004 and 2005, respectively. The profit-sharing arrangements do not impose any monetary or non-monetary obligation upon us.
Vessel Operating Expenses
     Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, will increase if we increase the number of vessels in our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.
Depreciation
     We depreciate our drybulk carriers on a straight-line basis over their estimated useful lives, which we currently estimate to be 27 years from the date of their initial delivery from the shipyard for financial statement purposes (see “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our drybulk carriers). Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking and amortize these costs on a straight-line basis over the period before the next dry-docking becomes due, which is typically 24 to 36 months. Regulations or incidents may change the estimated dates of next dry-dockings.
Results of Operations
     Year Ended December 31, 2005 (“fiscal 2005”), as compared to the period from April 23, 2004 (date of inception) to December 31, 2004 (“fiscal 2004”)
     Revenues — Voyage revenues for fiscal 2005 were $9,549,665, an increase of $7,014,665 or 276% from $2,535,000 in voyage revenues in fiscal 2004. In addition, revenues representing the profit-sharing portion of our charters were $776,335 for fiscal 2005, an increase of 163%, from the $295,000 in revenues representing the profit sharing portion of our charters for fiscal 2004. The increase in voyage revenues and revenues representing the profit-sharing portion of our charters is primarily a result of the operations of the M/V Free Destiny and the M/V Free Envoy for the entire 2005 year and the addition of the M/V Free Fighter to our fleet in mid-2005.
     Vessel Operating Expenses — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $3,596,000 in fiscal 2005 as compared to $786,000 for fiscal 2004. The daily vessel operating expenses, including the management fees paid to our affiliate, Free Bulkers, per vessel were $4,418 for fiscal 2005, an increase of 10% over the $4,000 daily vessel operating expenses for fiscal 2004. The increase in vessel operating expenses primarily reflects the operation of the M/V Free Destiny and the M/V Free Envoy for a full 12 months in fiscal 2005 as compared to four and three months in fiscal 2004. This increase also reflects the start-up costs, such as expenses relating to the upgrade of the vessel’s engines, generators and safety equipment, associated with the purchase of and subsequent improvement consistent with our standards, of the M/V Free Fighter.
     Management Fees — Management fees for fiscal 2005 totaled $488,000, an increase of $308,000 from the management fees of $180,000 in fiscal 2004. Management fees are paid to our affiliate, Free Bulkers, for the management of our vessels. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel. We have also agreed to pay Free Bulkers a fee equal to 1.25% of gross freight or hire collected from the employment of our vessels and a 1% commission on the gross purchase price of any new vessels acquired or the gross sales price of any vessel sold by us with the assistance of Free Bulkers. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies. The increase in the amount of management fees is a result of the management by Free Bulkers of the M/V Free Destiny and the M/V Free Envoy for an entire 12 months in fiscal 2005 as compared to their management for four months and three months, respectively, in fiscal 2004 and the addition of the M/V Free Fighter to our fleet in June 2005.
     Commissions and General and Administrative Expenses — Commissions paid during fiscal 2005 totaled $553,000, an increase of $426,000 from the fiscal 2004 total of $127,000. The commission fees in 2005 represented commissions paid to unaffiliated third parties and to Free Bulkers. The commission fees paid in fiscal 2004 are chartering commissions paid to unaffiliated third parties in connection with the chartering of our vessels. Our commissions paid increased primarily as a result of the increase in our charter revenue, which reflected that our vessels were in service additional days and that we acquired of a third vessel for our fleet. General and administrative expenses, which included, among other things, safety code compliance expenses, travel expenses and communications expenses, totaled $321,000 in fiscal 2005 as compared to $34,000 in fiscal 2004. Our general and administrative expenses increased primarily as a result of the increase in our legal, accounting and investor relations expenses associated with our becoming a publicly traded company.
     Compensation Cost — For fiscal 2005, compensation cost totaled $200,000, as compared to $0 for fiscal 2004. The compensation cost reflects $20,000 of cash compensation due, but not yet paid, to our executive officers under their employment agreements from the agreements’ effective date, December 15, 2005, through the end of 2005. The remaining $180,000 reflects non-cash, stock-based compensation awarded to our executive officers pursuant to their employment agreements.
     Prior to the closing of the Transaction, we did not have any employees. Free Bulkers, as our ship manager, was responsible for performing all services relating to the operations of our vessels.
     Depreciation and Amortization — For fiscal 2005, depreciation expense totaled $3,553,000, as compared to $872,000 for fiscal 2004. The increase in depreciation expense resulted primarily from our vessels being in service for a full 12 months in fiscal 2005 as compared to four and three months, for the M/V Free Destiny and the M/V Free Envoy, respectively, in fiscal 2004 and the addition of a third vessel to our fleet. The increase was partially offset by an increase in the residual value of each vessel from $150 per ton to $250 per ton beginning on July 1, 2005. For fiscal 2005 amortization of dry-dockings and special survey costs totaled $355,000, an increase of 226% from $109,000 in fiscal 2004. The increase in amortization expense resulted primarily from vessels being in service for additional days and the addition of a third vessel to our fleet.
     Financing Costs — Our financing costs for fiscal 2005 were $1,076,000, as compared to $240,000 for fiscal 2004. Our financing costs represent the fees incurred and interest paid in connection with the bank loans for our vessels. The increase in financing costs resulted primarily from the payment of interest for 12 months on the loans on the M/V Free Destiny and the M/V Free Envoy, as compared to payment of interest for only four and three months, respectively, in fiscal 2004; the additional finance cost associated with the loan obtained to purchase the M/V Free Fighter in fiscal

2005; and the financing cost associated with the refinancing of the original loan on the M/V Free Destiny.
     Net Income — Net income for fiscal 2005 was $152,000 as compared to $470,000 for fiscal 2004. Net income decreased primarily as a result of the additional expenses involve in operating two of our vessels for a full 12 months in fiscal 2005 as compared to three and four months, respectively, in fiscal 2004 as well as the addition of a new vessel in fiscal 2005. The increase in expenses was partially offset by an increase in revenue resulting from a increase in the number of available days in fiscal 2005.
Liquidity and Capital Resources
     Our principal sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to implement our growth plan. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from these exercises would provide us with additional funds.
     We believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for our existing three vessels for the next two to three years assuming the charter market does not deteriorate to the low rate environment that prevailed subsequent to the Asian financial crisis in 1998 and 1999. We experienced a decline in charter rates in the first quarter and expect that charter rates will decrease somewhat beginning in the second quarter of 2006 as a result of the usual summer slowdown in activity. If we do acquire additional vessels, we will rely on new debt, the working capital, proceeds from possible future offerings, and revenues from operations to meet our liquidity needs going forward.
     The M/V Free Destiny, the M/V Free Envoy and the M/V Free Fighter, our three handysize drybulk carriers, are 23, 21 and 23 years old, respectively. For financial statement purposes, we use an estimated useful life for a vessel of 27 years. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds our maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     The next special survey of the M/V Free Destiny is scheduled to occur at the end of August 2007, when the vessel will be 25 years old. The next special survey of the M/V Free Envoy is scheduled to occur at the end of August 2008, when the vessel is 24 years old. The next special survey for the M/V Free Fighter is schedule to occur in November 2006, when the vessel is 24 years old. If those special surveys do not require us to make extensive capital outlays to keep the vessels operating, then the M/V Free Destiny, M/V Free Envoy and the M/V Free Fighter should continue in use for approximately another two and one-half years, after the respective special surveys.
     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

Cash Flows
     Net cash from operating activities totaled $5,724,000 during fiscal 2005 as compared to $1,246,000 in fiscal 2004. The increase in net cash from operating activities resulted primarily from our vessels being in service additional days and the addition of a third vessel to our fleet.
     Net cash used in investing activities totaled $10,813,000 during fiscal 2005, as compared to $17,460,000 for fiscal 2004. Our significant investment in 2005 was the acquisition of the M/V Free Fighter, offset by the release of deposit accounts in March 2005 in the amount of $400,000 pledged to secure the acquisition loan for the M/V Free Envoy.
     Net cash from financing activities totaled $7,913,000 during fiscal 2005 as compared to $16,675,000 in fiscal 2004.
     As of December 31, 2005, we had three outstanding loans constituting long-term debt with a combined outstanding balance of $13,000,000. These loans mature in 2007 and 2008. We also had outstanding, net of discount which results from accounting for loans at their fair value, as of December 31, 2005, $3,200,000 in the aggregate in loans from our shareholders, the proceeds of which were also used to acquire our three vessels. Each of these loans is interest-free. The loans used to purchase the M/V Free Destiny and the M/V Free Envoy, which together had an outstanding principal balance, net of discounts which results from accounting for loans at their fair value, of $3,200,000 as of December 31, 2005, were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable if following our merger with Trinity we raise at least $12,500,000 of additional capital. As of the date of filing of this annual report, this condition had not been met. Before these 2005 modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or on December 31, 2006. We made payments totaling $4,416,500 on the loans in 2005 (including the repayment of the loan relating to the M/V Free Fighter).
Off-Balance Sheet Arrangements
     As of December 31, 2005, we did not have any off-balance arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.
Contractual Obligations and Contingencies
     Significant existing contractual obligations and contingencies consist of the obligations of our vessel-owning subsidiaries as borrowers of loans to finance the purchase of our vessels. The following table describes the repayment schedules for our long-term financial obligations outstanding as of December 31, 2005:

Year Ended	M/V	M/V	M/V	Related
December 31,	Free Destiny(1)	Free Envoy(1)	Free Fighter(1)	Parties(2)	Total
2006	$540,602	$1,920,988	$3,262,506	$1,000,000	$6,724,096
2007	449,875	2,266,875	1,113,750	1,000,000	4,830,500
2008	3,250,500	—	1,030,625	1,366,000	5,647,125

TOTAL	$4,240,977	$4,187,863	$5,406,881	$3,366,000	$17,201,721

(1)	The interest payable on each of the outstanding loans is equal to LIBOR plus 1.95% with respect to the loans on the M/V Free Destiny and the M/V Free Envoy and LIBOR plus 1.875%. The amounts payable reflected on the table include principal and interest calculated assuming LIBOR is equal to 5%.

(2)	Repayment schedule reflects change in payment terms made in April 2005 and October 2005.

Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements.
     Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.
     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, estimated to be 27 years from date of initial delivery from the shipyard. We believe that a 27-year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton, as of July 1, 2005, which we believe is common in the shipping industry. Prior to July 1, 2005, we had estimated the residual value of our vessels to be $150 per lightweight ton. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.
     Deferred dry-dock and special survey costs. Our vessels are required to be dry-docked approximately twice in any 60 month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost efficient-manner.
     We capitalize the costs associated with dry-dockings as they occur and amortizes these costs on a straight line basis over the period between dry-dockings. Cost capitalized as part of the dry-docking include actual costs incurred at the dry-dock yard; cost of fuel consumed between the vessel’s last discharge port prior to the dry-docking and the time the vessel leaves the dry-dock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or costs of the dry-docking, cost of travel relating to the dry-docking, lodging and subsistence of our personnel sent to the dry-docking site to supervise; and the cost of hiring a third party to oversee a dry-docking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.
     We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized over a period of 60 and approximately 30 months, respectively. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
     Accounting for revenues and expenses. Revenues and expenses resulting from each time charter are accounted for on an accrual basis. Time charter revenues are recognized on a straight-line basis over the rental periods of such signed charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. Time charter revenues received in advance are recorded as a liability until charter service is rendered.
     Vessel operating expenses are accounted for on an accrual basis. Certain vessel operating expenses payable by us are estimated and accrued at period end.
     We generally enter into profit-sharing arrangements with charterers, whereby we may receive additional income equal to an agreed upon percentage of net earnings earned by the charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenue generated from profit-sharing arrangements are recognized based on the amounts settled for a respective period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A. Directors and Senior Management
     The following sets forth the names of the members of our board of directors and our senior management. Generally, each member of the board of directors serves for a three-year term. Additionally, the directors are divided among three classes, so the term of office of a certain number of directors expires each year. Consequently, the number of directors who stand for re-election each year may vary. Our executive officers are appointed by, and serve at the pleasure of, the board of directors.
     There are no arrangements or understandings with major shareholders, customers, suppliers or others by which any director or member of senior management was appointed to his position.

Name	Age	Position	Director Class
George D. Gourdomichalis(1)	39	Chairman, Director and President	C

Ion G. Varouxakis	35	Director, Chief Executive Officer and Secretary	C

Efstathios D. Gourdomichalis(1)	34	Director, Chief Financial Officer and Treasurer	C

Professor Dimitrios Germidis	68	Director	A

George I. Margaronis	39	Director	B

Matthew W. McCleery	36	Director	A

Focko H. Nauta	48	Director	B

(1)	George D. Gourdomichalis and Efstathios D. Gourdomichalis are brothers.
     George D. Gourdomichalis is one of our co-founders and is a director. He also serves as our Chairman and President. Prior to forming FreeSeas, Mr. Gourdomichalis, co-founded Free Bulkers, a shipping management company, in 2003. Free Bulkers is controlled by our principal shareholders and executive officers and also serves as our management company. Between 2000 and 2003, Mr. Gourdomichalis was a Managing Director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. Mr. Gourdomichalis with his brother commenced their ship owning and operating activities in 1996 when they co-founded and operated Gourdomichalis Naftiki Eteria S.A., a drybulk ship management and operating company. From 1990 to 1996, Mr. Gourdomichalis was a partner at S.S. Maritime Inc. of New York, a ship brokering company, and acted as owners’ representative as well as performed commercial ship management for Baltmed Shipping Co., a joint venture between Greek and Russian shipping companies. Mr. Gourdomichalis holds Bachelor of Arts degrees in International Economics and Political Science from the University of Massachusetts at Amherst, Massachusetts, and studied Ocean Marine Transportation Management in the Master of Science degree program at the Maritime College of the State University of New York.
     Ion G. Varouxakis is one of our co-founders and is a director. He also serves as our Chief Executive Officer and Secretary. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a Managing Director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of drybulk carriers. Mr. Varouxakis holds a Candidature degree in Law from the Catholic University of Saint Louis in Brussels and a Bachelor of Science degree in Economics from the London School of Economics. Mr. Varouxakis is an officer of the reserves of the Hellenic Army.
     Efstathios D. Gourdomichalis is one of our co-founders and is a director. He also serves as our Chief Financial Officer and Treasurer. Prior to forming FreeSeas, Mr. Gourdomichalis co-founded Free Bulkers. From 2000 through 2003, Mr. Gourdomichalis was a Managing Director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. Mr. Gourdomichalis with his brother commenced their ship owning and operating activities in 1996 when they co-founded and operated Gourdomichalis Naftiki Eteria S.A., a drybulk ship management and operating company. In 1998, Mr. Gourdomichalis founded In Link, S.A., a financial services’ firm which he sold in 2001. Mr. Gourdomichalis holds a Bachelor of Science degree in International Management and Finance from New York University and a Master of Science in Shipping Trade and Finance from the City University in London, England.
     Professor Dimitrios Germidis is one of our directors. He also currently serves as President of the Forum Francophone des Affaires, an international economic strategic planning organization. He is also President of the supervisory board of Scandinavian Baltic Mediterranean Bank and acts as a consultant and serves on the board of various Greek and foreign companies. Between 1992 and 1995, he was the Greek ambassador to the Organization for Economic Co-operation and Development (“OECD”), an international organization helping governments address the economic, social and governmental challenges of a global economy. Between 1989 and 1992, he was Governor of the National Bank of Greece, President of the Hellenic Association of Banks and Vice President of the European Federation of Banks. In 1978, he founded Arab-Hellenic Bank, where he served as Executive Vice Chairman until 1981. Mr. Germidis holds a Director of Philosophy degree in Economics from Paris University.
     George I. Margaronis is one of directors. Since 2003, he has also been Managing Director of Clarksons (Hellas) Ltd., an office of Clarksons PLC, the world’s largest shipping services firm. From 1999 to 2003, he served as Managing Director and Chartering Manager of Curzon Shipbrokers Corp., a leading Greek chartering broker of drybulk vessels. From 1993 to 1999, he served as Chartering and Operations Manager of Grecale Shipping Inc., a manager/operator of drybulk vessels. From 1989 to 1991, Mr. Margaronis was a drybulk shipbroker with Clarksons & Co. in London. Mr. Margaronis holds a Bachelor of Arts degree in Economics from Essex University in Essex, England and a Master of Science degree in Shipping Trade and Finance from the City University Business School in London, England. Mr. Margaronis is currently pursuing a Master of Laws degree in Maritime Law from London University.
     Matthew W. McCleery is one of our directors. He also is currently the President of Marine Money International, a provider of maritime finance transactional information and maritime company analyses. Mr. McCleery joined Marine Money International in 1997 as Managing Editor and was promoted to President in 1999. He is also currently Managing Director of Marine Money Consulting Partners, the financial advisory and consulting arm of Marine Money International that provides shipowners with advisory services in capital raising, debt financing and business combination transactions. He assisted in the formation of Marine Money Consulting Partners in 2001. Mr. McCleery graduated from the University of Connecticut School of Law, and was admitted to the Connecticut bar, in 1997.
     Focko H. Nauta is one our directors. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-

Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a Managing Director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a General Manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.
     B. Compensation
     The total compensation paid to each of our executive officers and directors is as follows:

		Bonus
	Compensation	Received in	Options
Name	Received(1)	2005(1)	Granted in 2005
George D. Gourdomichalis Director, Chairman and President	$6,667	$0	300,000	(2)

Ion G. Varouxakis Director and Chief Executive Officer	$6,667	$0	250,000	(2)

Efstathios D. Gourdomichalis Director and Chief Financial Officer	$6,667	$0	200,000	(2)

Professor Dimitrios Germidis Director	$1,583	$0	0

George I. Margaronis Director	$1,583	$0	0

Matthew W. McCleery Director	$1,583	$0	0

Focko H. Nauta Director	$1,583	$0	0

(1)	Reflects compensation accrued by us for the period commencing December 15, 2005, the date of our merger with Trinity, through December 31, 2005. We entered into employment agreements with each of George D. Gourdomichalis, Ion G. Varouxakis and Efstathios D. Gourdomichalis, each dated as of December 15, 2005. Each employment agreement provides for a salary of $150,000 per year and a bonus as may be determined from time to time by our board of directors. Prior to entering into the employment agreements, Messrs. G. Gourdomichalis. I. Varouxakis and E. Gourdomichalis did not receive a salary from us. Each non-employee director is entitled to receive $20,000 per year, plus $750 per meeting attended.

(2)	The options have been granted pursuant to the terms of our Amended and Restated 2005 Stock Incentive Plan and vest in three equal annual installments beginning on December 16, 2005. The options are exercisable for $5.00 per share and expire on December 16, 2010.
     C. Board Practices
     The term of our Class A directors expires in 2006, the term of our Class B directors expires in 2007 and the term of our Class C directors expires in 2008. Each of Messrs. G. Gourdomichalis, I. Varouxakis and E. Gourdomichalis have been serving on our board since our inception in April 2004. Each of Messrs. Germidis, Margaronis, McCleery and Nauta were appointed to the Board of Directors on December 16, 2005.
     There are no agreements between us and any director that provide for benefits upon termination or retirement.
     In December 2005, we established an Audit Committee comprising three board members who will be responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Each member is an independent director. The members of the Audit Committee are Mr. Nauta, Mr. McCleery and Professor Germidis.
     In addition, we established a Compensation Committee comprising three members, which are responsible for establishing executive officers’ compensation and benefits. The members of the Compensation Committee are Mr. McCleery, Professor Germidis and Mr. Margaronis.
     D. Employees
     Our three executive officers are currently our only employees. Free Bulkers, our ship manager, is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.
     E. Share Ownership
     The following table sets forth information regarding beneficial ownership of our common stock as of April 30, 2006 by each of our officers and directors and all of our officers and directors as a group.
     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them.

			Percentage of
	Number of Shares of		Shares of Common
	Common Stock		Stock Beneficially
Name	Beneficially Owned		Owned(1)
Ion G. Varouxakis	1,837,500	(2)	28.57%

George D. Gourdomichalis	1,629,417	(3)	25.27%

Efstathios D. Gourdomichalis	1,483,083	(4)	23.12%

Professor Dimitrios Germidis	0		*

George I. Margaronis	0		*

Matthew W. McCleery	0		*

Focko H. Nauta	0		*

All directors and officers as a group (seven persons)	4,950,001		73.52%

*	Less than 1%.

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. These percentages are based on 6,282,600 shares of our common stock outstanding on the date hereof.

(2)	Reflects 1,687,500 shares of common stock and 66,667 shares of common stock issuable upon the exercise of warrants issued to The Mida’s Touch S.A., a company wholly owned by Ion G. Varouxakis; and 83,333 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Varouxakis under his employment agreement with us. Mr. Varouxakis has been granted a total of 250,000 options, 1/3 of which vested on December 16, 2005, 1/3 of which vests on December 16, 2006 and remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.

(3)	Reflects 1,462,750 shares of common stock and 66,667 shares of common stock issuable upon the exercise of warrants issued to Alastor Investments S.A., a company wholly owned by Alastor Foundation, a foundation of which George D. Gourdomichalis, is the sole beneficiary; and 100,000 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Gourdomichalis under his employment agreement with us. Mr. Gourdomichalis has been granted a total of 300,000 options, 1/3 of which vested on December 16, 2005, 1/3 of which vests on December 16, 2006 and the remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.

(4)	Reflects 1,349,750 shares of common stock and 66,666 shares of common stock issuable upon the exercise of warrants issued to N.Y. Holdings S.A., a company wholly owned by Efstathios D. Gourdomichalis and 66,667 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Gourdomichalis under his employment agreement with us. Mr. Gourdomichalis has been granted a total of 200,000 options, 1/3 of which vested on December 16, 2005, 1/3 of which vests on December 16, 2006 and the remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.
Amended and Restated 2005 Stock Incentive Plan
     Our Amended and Restated 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005, and it was amended and restated on May 24, 2006 for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Awards may be granted under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. An aggregate of 1,250,000 shares of our common stock are reserved for issuance under the Plan of which 750,000 shares are issuable upon exercise of currently outstanding options.
     All of our officers, directors and executive, managerial, administrative and professional employees (“Key Persons”) are eligible to receive awards under the Plan. Our board of directors has the power and complete discretion, as provided in Section 15 of the Plan, to select which Key Persons will receive awards and to determine for each such Key Person the terms, conditions and nature of the award, and the number of shares to be allocated to each individual as part of each award.
Employment Agreements
     We have entered into employment agreements with George D. Gourdomichalis, our Chairman and President, Ion G. Varouxakis, our Chief Executive Officer and Secretary, and Efstathios D. Gourdomichalis, our Chief Financial Officer and Treasurer. Each agreement is for an initial three-year term, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Under the agreements, each officer’s annual base salary is $150,000, which is subject to increases as may be approved by our board of directors. Each officer is also entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and to reimbursement of expenses and other employee benefits as may be implemented.
     We may terminate the employment agreements for “cause” at any time. “Cause,” as defined in the agreements, means: (1) the willful breach or habitual neglect by the officer of his job duties and responsibilities; (2) material default or other material breach of an employee’s obligations under his or her employment agreement or fraud; or (3) conviction of any crime, excluding minor traffic offenses. The agreements terminate upon the officer’s death or after the officer’s disability and inability to perform his duties for a cumulative period of 90 days during any one year. The agreements do not provide for payments upon a change in control of us.

     Pursuant to the agreements, we also granted to each officer options to purchase shares of our common stock at an exercise price of $5.00 per share, as follows: Mr. George Gourdomichalis, options to purchase 300,000 shares; Mr. Varouxakis, options to purchase 250,000 shares; and Mr. Efstathios Gourdomichalis, options to purchase 200,000 shares. The options vest at a rate of 1/3 per year beginning on December 16, 2005 and expire on December 16, 2010. The officers are each entitled to receive grants of additional options to acquire shares of our common stock from time to time during the terms of their respective employment as determined by our board of directors.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     A. Major Shareholders
     The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.

			Percentage of
	Number of Shares of		Shares of Common
	Common Stock		Stock Beneficially
Name	Beneficially Owned		Owned(1)
Ion G. Varouxakis	1,837,500	(2)	28.57%

George D. Gourdomichalis	1,629,417	(3)	25.27%

Efstathios D. Gourdomichalis	1,483,083	(4)	23.12%

Hummingbird Management, LLC (5)	809,382		12.9%

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. These percentages are based on 6,282,600 shares of our common stock outstanding on the date hereof.

(2)	Reflects 1,687,500 shares of common stock and 66,667 shares of common stock issuable upon the exercise of warrants issued to The Mida’s Touch S.A., a company wholly owned by Ion G. Varouxakis; and 83,333 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Varouxakis under his employment agreement with us. Mr. Varouxakis has been granted a total of 250,000 options, 1/3 of which vested on December 16, 2005, 1/3 of which vests on December 16, 2006 and the remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 31, 2010.

(3)	Reflects 1,462,750 shares of common stock and 66,667 shares of common stock issuable upon the exercise of warrants issued to Alastor Investments S.A., a company wholly owned by Alastor Foundation, a foundation of which George D. Gourdomichalis, is the sole beneficiary; and 100,000 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Gourdomichalis under his employment agreement with us. Mr. Gourdomichalis has been granted a total of 300,000 options, 1/3 of which vested on December 16, 2005, 1/3 of which vests on December 16, 2006 and the remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.

(4)	Reflects 1,349,750 shares of common stock and 66,666 shares of common stock issuable upon the exercise of warrants issued to N.Y. Holdings S.A., a company wholly owned by Efstathios D. Gourdomichalis and 66,667 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Gourdomichalis under his employment agreement with us. Mr. Gourdomichalis has been granted a total of 200,000 options, 1/3 of which vested on

December 16, 2005, 1/3 of which vests on December 16, 2006 and the remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.

(5)	Based solely on information contained in a Schedule 13D/A filed with the Securities and Exchange Commission on March 7, 2006. Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) (“Hummingbird”), acts as investment manager to The Hummingbird Value Fund, L.P. (“HVF”), to The Hummingbird Microcap Value Fund, L.P. (the “Microcap Fund”), and to The Hummingbird Concentrated Fund, L.P. (the “Concentrated Fund”) and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), to be the beneficial owner of the shares owned by HVF, Microcap Fund, and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC) (“HC”), the general partner of each of HVF and Microcap Fund. The total number of shares of common stock owned by Hummingbird includes (a) 54,250 shares of our common stock issuable upon the exercise of warrants held by the HVF, and (b) 54,250 shares of our common stock issuable upon the exercise of warrants held by the Microcap Fund.
     All Shares owned by the shareholders listed in the table above have the same voting rights as other shares of our common stock.
     To the best of our knowledge, except as disclosed in the table above, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.
     To the best of our knowledge, there are no agreements in place that could result in a change of control of us.
     As of April 3, 2006, 1,782,500 shares of our common stock, or 28%, were held of record by two persons with U.S. addresses. To the best of our knowledge, there are more than 150 beneficial owners of our common stock with U.S. addresses.
     B. Related Party Transactions
     Each of our vessel-owning subsidiaries has entered into a management contract with Free Bulkers, a company owned and operated by Messrs. G. Gourdomichalis, Varouxakis and E. Gourdomichalis. Pursuant to the management contracts, Free Bulkers is responsible for all aspects of management and maintenance for each of the vessels. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15,000 per vessel, paid in advance, from the date of signing the Memorandum of Agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a fee equal to 1.25% of the gross revenues collected from the employment of our vessels. We have further agreed to pay Free Bulkers a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We believe that we pay Free Bulkers industry standard fees for these services. We anticipate that Free Bulkers may manage any additional vessels we may acquire in the future.
     We currently have outstanding two loans from our principal shareholders with an aggregate principal balance, net of discount which results from accounting for loans at their fair value, of $3,200,000 as of December 31, 2005. Two of these loans were made in August and September 2004 in connection with the purchases of the M/V Free Destiny and the M/V Free Envoy, respectively. The loans had principal balances at origination of $1,579,447 and $2,554,737, respectively, and are interest-free. In April 2005 and October 2005, the loans were modified to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1,

2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000. As of the date of filing this annual report, this condition had not been met. Previously, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. As of December 31, 2005, these loans had an aggregate carrying value of $3,200,000 and a principal balance of $3,366,000.
     In June 2005, we, through our subsidiary, Adventure Four, acquired a handysize vessel originally built in 1982. The purchase price for the vessel was $11,025,000. We financed the purchase price by borrowing $7,000,000 from an unaffiliated third-party lender and $4,216,500 from our principal shareholders to pay the $4,025,000 balance of the purchase price and for working capital. This shareholder loan was also interest-free. We repaid the loan immediately upon consummation of the merger with Trinity. We recorded $105,000 of imputed interest, using a market interest rate, for the year ended December 31, 2005 that has been treated as a shareholder contribution.
     C. Interest of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
     A. Consolidated Statements and Other Financial Information
     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
     B. Significant Changes
     Not applicable.
ITEM 9. THE OFFER AND LISTING
     A. Offer and Listing Details
     Not applicable.
     B. Plan of Distribution
     Not applicable.
     C. Markets
     Our common stock, Class W warrants and Class Z warrants began trading on the Nasdaq® Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board® (the “OTCBB”).

     The closing high and low sales prices of our common stock, Class W warrants and Class Z warrants as reported by the Nasdaq® Capital Market, for the quarters and months indicated, are as follows:

For the Quarters Ended:	Common Stock		Class W Warrants		Class Z Warrant
	High	Low	High	Low	High	Low
December 31, 2005 (1)	$5.50	$5.33	$0.95	$0.85	$1.13	$0.98
March 31, 2006	5.52	3.80	0.90	0.49	1.20	0.60

(1)	Includes the high and low information from December 16, 2005, the date on which our securities began trading on the Nasdaq® Capital Market.

For the Months Ended:	Common Stock		Class W Warrants		Class Z Warrant
	High	Low	High	Low	High	Low
December 31, 2005 (1)	$5.50	$5.33	$0.95	$0.85	$1.13	$0.98
January 31, 2006	5.52	5.14	0.95	0.85	1.20	0.82
February 28, 2006	5.18	3.80	0.80	0.60	0.86	0.70
March 31, 2006	4.90	4.50	0.62	0.55	0.72	0.60
April 30, 2006	4.85	4.48	0.58	0.50	0.62	0.50
May 31, 2006	4.65	4.35	0.50	0.50	0.68	0.50

(1)	Includes the high and low information from December 16, 2005, the date on which our securities began trading on the Nasdaq® Capital Market.
     D. Selling Shareholders
     Not applicable.
     E. Dilution
     Not applicable.
     F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
     A. Share Capital
     Not applicable.
     B. Memorandum and Articles of Incorporation
     The information required herein was provided in the Registration Statement on Form F-1 (File No. 333-124825) previously filed by us with the Securities and Exchange Commission and is incorporated herein by reference.

     C. Material Contracts
     Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V. — Mortgage dated September 29, 2004 by Adventure Three S.A. in favor of Hollandsche Bank-Unie N.V . — Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.
     On June 24, 2004, Adventure Three entered into a loan agreement with HBU in connection with a loan in the principal amount of $6,000,000. The proceeds of the loan were used to purchase the M/V Free Envoy. The loan was amended in September 2005, pursuant to which the interest was reduced to 1.95% above LIBOR. The loan matures in 2007, and is payable in 11 quarterly installments of $425,000 each with a balloon payment of $900,000. The loan is secured by a first preferred mortgage on the vessel, FreeSeas’ guarantee, of $500,000 plus interest pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Three. The guarantee given by FreeSeas replaced the personal guarantees previously given by our principal shareholders.
     The loan agreement includes affirmative and negative covenants of Adventure Three, such as the maintenance of operating accounts, minimum cash deposits and minimum market values. Adventure Three is restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lenders.
     Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.- Mortgage dated October 24, 2005 by Adventure Two S.A. in favor of Hollandsche Bank-Unie N.V ..- Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.
     On September 23, 2005, Adventure Two entered into a loan agreement with HBU in connection with a loan in the principal amount of $3,700,000. The proceeds of the loan were used to refinance the outstanding balance on the loan obtained from Corner Banca, S.A to purchase the M/V Free Destiny. The loan as refinanced bears interest at 1.95% above LIBOR, matures in 2008, and is payable in eight quarterly installments of $75,000 each beginning December 27, 2005, followed by one quarterly installment of $100,000, two quarterly installments of $500,000 each, and a balloon payment of $2,000,000 (as compared to, prior to the refinance, seven quarterly installments of $425,000 each followed by six quarterly installments of $266,667 each). The loan is secured by a first preferred mortgage on the M/V Free Destiny, FreeSeas’ guarantee, of $500,000 plus interest and costs, joint and several liability of Adventure Three, and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) good and documents of title that may come into the bank’s possession for the benefit of Adventure Two. The guarantee given by FreeSeas replaced the personal guarantees previously given by our principal shareholders.
     The loan agreement includes affirmative and negative covenants of Adventure Two, such as the maintenance of operating accounts, minimum cash deposits and minimum market values.

     Loan Agreement dated June 9, 2005 between Adventure Four. S.A. and Egnatia Bank, S.A. — Mortgage dated June 14, 2005 by Adventure Four S.A. in favor of Egnatia Bank, S.A. — Deed of Assignment dated June 14, 2005 between Adventure Four S.A. and Egnatia Bank, S.A.
     Adventure Four owns the M/V Free Fighter subject to a mortgage securing a committed term loan facility in the original principal amount of $7,000,000 from Egnatia Bank, S.A. (“Egnatia”). The loan bears interest at a rate of 1.875% above LIBOR. The loan matures in 2008, and is payable in consecutive quarterly installments as follows: two installments of $1,000,000, followed by four installments of $750,000, followed by six installments of $250,000 and a final balloon payment of $500,000. The loan is secured by the vessel, an assignment of income from the vessel, FreeSeas’ guarantee and a letter of undertaking from Free Bulkers. The guarantee given by FreeSeas replaced the personal guarantees previously given by our principal shareholders.
     The loan agreement also includes affirmative and negative covenants of Adventure Four, such as the maintenance of operating accounts, minimum cash deposits and minimum market values. Adventure Four is further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lender.
     Short-Term Loan Agreement in Euros and Optional Currencies dated July 8, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.
     On July 8, 2004, Adventure Three and HBU entered into a loan agreement pursuant to which Adventure Three may draw down short term loans (ranging from 14 days to 12 months) in Euros or other currencies. The minimum amount that may be drawn at any one time is 500,000 Euros. The interest rate payable on each draw is determined by HBU on the day Adventure Three draws on the facility. The short-term loans must be repaid by the end of the loan period and there can is no prepayment of a short term loan.
     Loan Agreement dated August 2, 2004, as amended on April 25, 2005 and October 7, 2005, among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny” and Loan Agreement dated September 20, 2004, as amended on April 25, 2005 and October 7, 2005, among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”
     On August 2, 2204 and September 20, 2004, we entered into loan agreements with G. Bros S.A. and V Capital S.A. in connection with the extension by G. Bros and V Capital of loans in the principal amount of $1,579,447 and $2,554,737, respectively. The proceeds of these two loans were used by us to purchase the M/V Free Destiny and the M/V Free Envoy. The loans are interest-free. These loans were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000. Before these modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006.

     D. Exchange Controls and Other Limitations Affecting Security Holders
     Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.
     E. Taxation
     Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. holders, “financial services income” (which will be treated as “general category income” income for taxable years beginning after December 31, 2006), for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
     Dividends paid on our common stock to a U.S. holder who is an individual, trust or estate (a “U.S. individual holder”) should be treated as “qualified dividend income” that is taxable to such U.S. individual holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq® Capital Market on which our common stock trades); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. individual holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.” Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. individual holder. Legislation has been recently introduced in the U.S. Senate which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment.
     Special rules may apply to any “extraordinary dividend” — generally, a dividend equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock — paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. individual holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Depending upon the amount of a dividend paid by us, such dividend may be treated as an “extraordinary dividend.”
     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. EACH OF OUR SHAREHOLDERS SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF OWNING SHARES OF OUR COMMON STOCK.

     F. Dividends and Paying Agents
     Not applicable.
     G. Statement by Experts
     Not applicable.
     H. Documents on Display
     We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.
     We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Ion G. Varouxakis, Chief Executive Officer, FreeSeas Inc., 93 Akti Miaouli, Piraeus, Greece, telephone number 011-302104528770 or facsimile number 011-302104291010.
     I. Subsidiary Information
     Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Interest Rate Fluctuation
     The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.
     Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $120,721.53 based upon our debt level during the period in 2005 during which we had debt outstanding.
     The following table sets forth the sensitivity of the loan on the M/V Free Destiny in U.S. dollars to a 100-basis-point increase in LIBOR during the next five years on the same basis.

Year	Amount
2006	$38,056

2007	$16,056

2008	$3,924

     The following table sets forth the sensitivity of the loan on the M/V Free Envoy in U.S. dollars to a 100-basis-point increase in LIBOR during the next five years on the same basis.

Year	Amount
2006	$32,558

2007	$15,244
     The following table sets forth the sensitivity of the loan on the M/V Free Fighter in U.S. Dollars to a 100-basis-point increase in LIBOR during the next five years on the same basis.

Year	Amount
2006	$35,484

2007	$32,451

2008	$26,364
     Please see “Item 4. Information on the Company — Loans for Vessels” for a full description of each of these loans.
     Foreign Exchange Rate Risk
     We generate all of our revenues in U.S. dollars, but incur approximately 38% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2004 and 2005, approximately 20% and 38%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES
     (a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the 90-day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
     (b) Management’s Annual Report on Internal Control over Financial Reporting.
     Not applicable.
     (c) Attestation Report of the Registered Public Accounting Firm.
     Not applicable.
     (d) Changes in Internal Control over Financial Reporting.
     Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
     Our audit committee is made up of the three independent directors. We believe that Mr. Focko Nauta meets the definition of an audit committee financial expert, as defined for the purposes of Item 16A. of Form 20-F, and accordingly serves as our financial expert. Mr. Nauta is independent, as such term is defined in 17 CFR 240.10A-3. We have determined that the number of directors that make up the audit committee reflects the appropriate level of governance for a company of this type and size. All of the audit committee members have experience with the financial management of a company and are familiar with the reports that are provided by management for the purpose of reporting the financial position of the business.

ITEM 16B.	CODE OF ETHICS
     We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. A copy of our Code of Business Conduct and Ethics is attached hereto as Exhibit 15.2. Our Code of Business Conduct and Ethics is also available on the Corporate Governance section of our website at www.freeseas.gr. We will also provide a paper copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Ion G. Varouxakis, Chief Executive Officer.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

2005
Audit Fees	$200,000

Audit-related Fees	$92,000
     Audit fees represent fees for professional services related to the audit of our financial statements for the year ended December 31, 2005 and for the period from April 24, 2004 to December 31, 2004. Audit-related fees represent fees for professional services related to the filing of our registration statement with the SEC.
     Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
     Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)(1)

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)(1)

2.1	Specimen Common Stock Certificate(1)

2.2	Form of Class A Warrant(1)

2.3	Form of Class W Warrant(1)

2.4	Form of Class Z Warrant(1)

2.5	Form of Management Stock Option Agreement(1)

4.1	Form of Employment Agreement between George D. Gourdomichalis and FreeSeas Inc.(1)

4.2	Form of Employment Agreement between Ion G. Varouxakis and FreeSeas Inc.(1)

4.3	Form of Employment Agreement between Efstathios D. Gourdomichalis and FreeSeas Inc.(1)

4.4	2005 Stock Incentive Plan(1)

4.5	Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.(1)

4.6	Mortgage dated September 29, 2004 by Adventure Three S.A. in favor of Hollandsche Bank-Unie N.V.(1)

4.7	Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.(1)

4.8	Short-Term Loan Agreement in Euros and Optional Currencies dated July 8, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.(1)

4.9	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Two S.A.(1)

4.10	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Three S.A.(1)

4.11	Loan Agreement dated August 2, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny"(1)

4.12	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny"(1)

4.13	Loan Agreement dated September 20, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy"(1)

4.14	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy"(1)

4.15	Standard Ship Management Agreement dated April 15, 2005 between Free Bulkers S.A. and Adventure Four S.A.(1)

4.16	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Two S.A. and Free Bulkers S.A.(1)

4.17	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Three S.A. and Free Bulkers S.A.(1)

4.18	Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.(1)

4.19	Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.(1)

4.20	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Destiny"(1)

4.21	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Envoy"(1)

4.22	Mortgage dated October 24, 2005 by Adventure Two S.A. in favor of Hollandsche Bank-Unie N.V.

4.23	Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.

4.24	Loan Agreement dated June 9, 2005 between Adventure Four S.A. and Egnatia Bank, S.A.

4.25	Mortgage dated June 14, 2005 by Adventure Four S.A. in favor of Egnatia Bank, S.A.

4.26	Deed of Assignment dated June 14, 2005 between Adventure Four S.A. and Egnatia Bank, S.A.

4.27	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.

4.28	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.

4.29	Addendum Number One dated March 3, 2006 to Loan Agreement dated June 9, 2005 between Adventure Four S.A. and Egnatia Bank, S.A.

4.30	Guarantee dated March 3, 2006 between FreeSeas Inc. and Egnatia Bank, S.A.

8.1	Subsidiaries of the Registrant(1)

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

15.1	Code of Business Conduct and Ethics

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-124825) and incorporated herein by reference.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.
By:	/s/ Ion G. Varouxakis
	Name:	Ion G. Varouxakis
	Title:	Chief Executive Officer

Dated: June 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
FreeSeas Inc.
We have audited the accompanying consolidated balance sheets of FreeSeas Inc., formerly Adventure Holdings S.A., and its subsidiaries (collectively, the “Company”) as of December 31, 2005 and December 31, 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2005, and for the period from April 23, 2004 to December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreeSeas Inc. and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2005, and for the period from April 23, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
PricewaterhouseCoopers S.A.
June 28, 2006
Piraeus, Greece

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars except for share data)

		December 31,
	Notes	2004	2005
ASSETS
CURRENT ASSETS
Cash in hand and at bank		461	3,285
Restricted cash		400	—
Trade receivables, net		295	520
Inventories		41	42
Insurance claims		—	762
Due from related party	9	246	677

Total current assets		1,443	5,286

Fixed assets, net	3	16,188	23,848
Deferred charges, net	4	704	706

Total assets		18,335	29,840

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank overdraft		37	—
Accounts payable	5	415	1,176
Accrued liabilities	6	116	1,540
Unearned revenue		284	172
Shareholders’ advance		600	—
Shareholders’ loans, current portion	8	—	950
Due to related party	9	119	893
Long-term debt, current portion	7	3,400	5,500

Total current liabilities		4,971	10,231

Long-term debt, net of current portion	7	6,750	7,500
Shareholders’ loans	8	3,228	2,250
Other liabilities		—	154

Total long-term liabilities		9,978	9,904

Total Liabilities		14,949	20,135

Commitments and contingencies	11
SHAREHOLDERS’ EQUITY
Preferred shares (5,000,000 authorized with par value $0.001, nil issued and outstanding as at 2004 and 2005)	13	—	—
Common shares (40,000,000 authorized with par value $0.001, 4,500,000 and 6,282,600 shares issued and outstanding as at 2004 and 2005, respectively)		5	6
Additional paid-in capital		2,911	9,242
Retained earnings		470	622
Deferred stock compensation			(165)

Total shareholders’ equity		3,386	9,705

Total liabilities and shareholders’ equity		18,335	29,840

FREESEAS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of United States Dollars except for share data)

	For the Period from
	Date of Inception
	(April 23, 2004) to	For the year ended
	December 31, 2004	December 31, 2005
OPERATING REVENUES	2,830	10,326
OPERATING EXPENSES:
Vessel operating expenses	(786)	(3,596)
Voyage expenses	(16)	(55)
Depreciation expense	(872)	(3,553)
Amortization of deferred dry-docking and special survey costs	(109)	(355)
Management fees to a related party	(180)	(488)
Commissions	(127)	(553)
Compensation costs	—	(200)
General and administrative expenses	(34)	(321)

Income from operations	706	1,205

OTHER INCOME (EXPENSE):
Finance costs	(240)	(1,076)
Interest income	4	23

Other expense	(236)	(1,053)

Net income	470	152

Basic earnings per share	$0.10	$0.03
Diluted earnings per share	$0.10	$0.03
Basic weighted average number of shares	4,500,000	4,574,588
Diluted weighted average number of shares	4,500,000	4,600,444

FREESEAS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

	For the Period from
	Date of Inception
	(April 23, 2004) to	For the year ended
	December 31, 2004	December 31, 2005
Cash Flows from Operating Activities:
Net income	470	152
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	872	3,553
Amortization of deferred charges	127	433
Amortization of debt discount	66	153
Dry-docking and special survey	(641)	(379)
Write off of deferred finance costs	—	50
Compensation costs for stock options granted	—	180
Changes in:
Trade receivables	(295)	(225)
Inventories	(41)	(1)
Due from related party	(246)	(431)
Claims	—	(762)
Accounts payable	415	761
Accrued liabilities	116	1,424
Unearned revenue	284	(112)
Due to related party	119	774
Other liabilities	—	154

Net Cash from Operating Activities	1,246	5,724
Cash Flows from Investing Activities:
Vessel acquisitions	(17,060)	(11,213)
Restricted cash	(400)	400

Net Cash used in Investing Activities	(17,460)	(10,813)
Cash Flows from Financing Activities:
Proceeds from long-term debt	11,000	10,700
Loans from shareholders	3,675	4,216
Payments of long-term debt	(850)	(7,850)
Payments of loans from shareholders	(568)	(4,416)
Net movement in bank overdraft	37	(37)
Issuance of common stock, net (note 13)	5	5,901
Shareholders’ contributions	2,966	105
Shareholders’ advance	600	(600)
Deferred financing costs	(190)	(106)

Net Cash from Financing Activities	16,675	7,913

Net increase in cash in hand and at bank	461	2,824

Cash in hand and at bank, Beginning of Period	—	461

Cash in hand and at bank, End of Period	461	3,285

Supplemental Cash Flow Information:
Cash paid for interest	77	588
Non-cash shareholder distributions	55	19

FREESEAS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of United States Dollars except for share data)

					Additional
	Preferred	Preferred	Common	Common	Paid-in	Retained	Deferred Stock
	Shares	Shares $	Shares	Shares $	Capital	Earnings	Compensation	Total
Issuance of shares	—	—	4,500,000	5	—	—	—	5
Contributions from shareholders	—	—	—	—	2,966	—	—	2,966
Distributions to shareholders	—	—	—	—	(55)	—	—	(55)
Net income				—	—	470		470

Balance December 31, 2004	—	—	4,500,000	5	2,911	470	—	3,386
Issuance of shares, net (note 13)	—	—	1,782,600	1	5,900	—	—	5,901
Contributions from shareholders	—	—	—	—	105	—	—	105
Distributions to shareholders	—	—	—	—	(19)	—	—	(19)
Issuance of stock options	—	—	—	—	345	—	(165)	180
Net income	—	—	—	—	—	152	—	152

Balance December 31, 2005	—	—	6,282,600	6	9,242	622	(165)	9,705

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)

1.	Basis of Presentation and General Information
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of the ship owning companies Adventure Two S.A., Adventure Three S.A. and Adventure Four S.A. Hereinafter, the consolidated companies referred to above will be referred to as “FreeSeas,” “the Group” or “the Company.”
FreeSeas owns and operates three Handysize dry bulk carriers. Free Bulkers S.A., a Marshall Islands company, which manages the vessels, is a company owned by common shareholders of FreeSeas. The management company is excluded from the Group.
FreeSeas consists of the companies listed below as at December 31, 2005:
Company
FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.
The 2004 financial statements reflect the results of the operations of the Company from its inception. The three dry bulk carriers were purchased by the vessel-owning subsidiaries on August 4, 2004, September 29, 2004 and June 14, 2005, respectively, from unrelated third parties. The vessels were acquired without existing charters. Any inter-company balances have been eliminated on consolidation.
On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity Partners Acquisition Company Inc. (“Trinity”) into FreeSeas (“the Transaction”). On December 15, 2005, Trinity shareholders approved the Transaction whereby Trinity was merged into Freeseas. Accordingly, the Company issued 1,786,000 shares of common stock in exchange for 100% of the equity of Trinity. Freeseas obtained $7,100,000 cash from Trinity on issuance of shares. FreeSeas acquired all of the assets and assumed all of the liabilities of Trinity as a result of the Transaction. Accordingly this transaction was accounted for as an issuance of stock for cash (see note 13).

2.	Significant Accounting Policies
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). All significant inter-company balances and transactions have been eliminated. The consolidated financial statements represent a consolidation of the entities within the legal structure of FreeSeas, as listed above.
Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Foreign Currency Translation: The functional currency of the Group is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income. Year-end translation losses or gains were insignificant.
Trade Receivables: The amount shown as Trade Receivables at the balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful debts. An estimate is made of the allowance for doubtful debts based on a review of all outstanding amounts at year end, and an allowance made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. No allowance for doubtful debts has been taken for the period included in these financial statements.
Inventories: Inventories, which comprise lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.
Insurance Claims: Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to Hull and Machinery or Protection and Indemnity insurance coverage. They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates. No claims were recorded during 2004 as the vessels began operation in the second half of 2004 and no insurance-related incidents had occurred.
Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expenses as incurred.
Vessels’ Depreciation: The cost of the Group’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives, after considering the estimated residual value. Management estimates the useful life of the Group’s vessels to be 27 years from the date of construction.
Impairment of Long-lived Assets: The Group reviews long-lived assets to be held and used or to be disposed of for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group’s vessels, as of the period end, indicated no impairment.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
Accounting for Special Survey and Dry-docking Costs: The Group follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off.
Financing Costs: Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods, using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, if the refinancing is deemed to be a debt extinguishment under EITF 96-19.
Accounting for Revenue and Expenses: Revenues and expenses are recognized on the accrual basis. Revenues are generated from voyage charters and time charters.
Under a voyage charter, the revenues and associated voyage costs are based on the days of voyage completed compared to the estimated voyage time. Revenue is a factor of the weight of the cargo, which is known at the time of loading and before the voyage begins. Voyage revenues begin to be recognized at the time the vessel begins loading its cargo and end upon completion of the discharge of the same cargo. Probable losses on voyages are provided for in full at the time such losses can be estimated.
Time charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
Unearned Revenue: Unearned voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.
Profit Sharing Arrangements: From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may receive additional income of 25% of net earnings earned by such charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned. During the periods ended December 31, 2005 and 2004, the Company earned $776,335 and $295,000, respectively, from the profit sharing arrangements.
Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income in the year incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.
Stock-Based Compensation: The Company applies the intrinsic value-based method of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations for recognition and measurement of stock-based compensation. The Company has therefore adopted the pro-forma disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.”

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148:

	For the Period
	from Date of
	Inception (April
	23, 2004) to	For the year ended
	December 31, 2004	December 31, 2005
Net income available to common shareholders, as reported
As reported	470	152
Add: Stock-based employee compensation expense included in reported net income	—	180
Deduct: Total stock compensation expense determined under the fair value based method	—	(1,075)
Net income available to common shareholders, pro forma	470	(743)
Basic earnings per share — as reported	$0.10	$0.03
Basic earnings (loss) per share — pro forma	$0.10	$(0.16)
Diluted earnings per share — as reported	$0.10	$0.03
Diluted earnings (loss) per share — pro forma	$0.10	$(0.16)
The effects of applying SFAS No. 123 are not indicative of future amounts.
The fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the Period from
	Date of Inception
	(April 23, 2004) to	For the year ended
	December 31, 2004	December 31, 2005
Expected life of option (years)	—	5
Risk-free interest rate	—	4.35%
Expected volatility of the Company’s stock	—	37.50%
Expected dividend yield on Company’s stock	—	—
Segment Reporting: The Group reports financial information and evaluates its operations by total charter revenues. The Group does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.
Comprehensive Income: Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components and requires restatement of all previously reported information for comparative

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
purposes. For the year ended December 31, 2005 and for the period from April 23, 2004 through December 31, 2004, comprehensive income was the same as net income.
Earnings Per Share: Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. During the year ended December 31, 2005, the Company had issued warrants and stock options, which are considered to be potential dilutive securities. For the period ended December 31, 2004, the Company had no potential dilutive securities.
Recent Accounting Developments:
In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (Revised), “Share-Based Payments” (“SFAS No. 123(R)”), which required companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS No. 123(R) eliminates the option to use APB No. 25’s intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS No. 123 as originally issued. Under the revised standard, there are three transition methods available: the modified retrospective model, modified prospective model with restatement of prior interim results or the modified prospective model without restatement of prior interim results. In March 2005, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 107 “Share-Based Payment"(“SAB 107”), which provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS No. 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Management is evaluating whether the adoption of this standard will have a material impact on the financial position, results of operations or cash flows.
In November 2004, FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4,” which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company’s financial position, results of operations or cash flows.
In December 2004, FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — An Amendment to APB No. 29.” APB No. 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS No. 153 amends APB No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company’s financial position, results of operations or cash flows.
In November 2005, FASB issued FASB staff position relating to FIN 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners.” This FASB Staff Position (“FSP”) amends FASB Interpretation No. 45 to include within its scope a guarantee granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount. The FSP is effective for new minimum revenue guarantees issued or modified on or after the beginning of the first fiscal quarter following November 2005. Management does not believe that the adoption of this FSP will have a material impact on the Company’s financial position, results of operations or cash flows.
In February 2006, FASB issued standard that improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. The new standard, SFAS No. 155, “Accounting for Certain Hybrid Instruments,” is an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Specifically, the standard allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not believe that the adoption of this standard will have a material impact on the Company’s financial position, results of operations or cash flows.
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” that amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new statement is to be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a material impact on the Company’s financial position, results of operations or cash flows.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)

3.	Fixed Assets

		Accumulated
	Vessel cost	depreciation	Net book value
Acquisition of vessels	17,060		17,060
Depreciation		(872)	(872)

December 31, 2004	17,060	(872)	16,188

Acquisition of vessels	11,213		11,213
Depreciation		(3,553)	(3,553)

December 31, 2005	28,273	(4,425)	23,848

In June 2005, FreeSeas, through a newly formed subsidiary, acquired a Handysize vessel originally built in 1982. The purchase price of the vessel was US $11,025,000. The vessel was delivered charter-free. FreeSeas financed $7,000,000 of the purchase price with a non-affiliated third party lender. The loan bears interest at a rate of 1.875% above LIBOR. The loan matures in 2008, and is payable in consecutive quarterly installments as follows: two installments of $1,000,000, followed by four installments of $750,000, followed by six installments of $250,000 and a final balloon payment of $500,000. To pay the balance of the purchase price and for working capital, the shareholders of FreeSeas lent $4,216,500 to FreeSeas, which was repaid from the funds that became available upon the consummation of the transaction with Trinity in December 2005.
The residual value of the fleet as at December 31, 2004 and 2005 was estimated at $2,100,000 and $6,000,000, respectively.

4.	Deferred Charges

	Dry-docking	Special survey cost	Financing costs	Total
Additions	340	301	190	831
Amortization	(80)	(29)	(18)	(127)

December 31, 2004	260	272	172	704

Additions	299	80	106	485
Written-off	—	—	(50)	(50)
Amortization	(238)	(117)	(78)	(433)

December 31, 2005	321	235	150	706

The unamortized finance costs relating to debt that has been refinanced during the year and considered as debt extinguished of the old debt, has been written-off and included under Finance costs in the Consolidated Statements of Income (see note 7).

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)

5.	Accounts payable
Accounts payable are comprised of the following amounts:

	December 31, 2004	December 31, 2005
Suppliers	281	603
Agents	117	545
Insurers	17	28

	415	1,176

6.	Accrued liabilities
Accrued liabilities comprise the following amounts:

	December 31, 2004	December 31, 2005
Accrued wages	34	83
Accrued interest	62	23
Accrued insurance and related liabilities	—	649
Accrued financial advisory costs	—	431
Other accrued expenses	20	354

	116	1,540

There were no insurance-related incidents during 2004.
Accrued financial advisory costs represent the current portion of the amount payable of to a financial advisor who provided advice and consulting services for the Transaction with Trinity. The non-current portion amount is $154,000 and recorded as “Other liabilities” on the balance sheet. These costs were considered to be share-issuance costs and have been netted against the proceeds.
Other accrued expenses include listing fees, executive salaries and audit fees.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)

7.	Long-term debt
Long-term debt as of December 31, 2004 and December 31, 2005 consists of the following bank loans:

	December 31, 2004			December 31, 2005
Lender	Current portion	Long-term portion	Total	Current portion	Long-term portion	Total
Corner Banca S.A.	1,700	2,875	4,575	—	—	—
Hollandsche Bank — Unie N.V.	—	—	—	375	3,325	3,700
Hollandsche Bank — Unie N.V.	1,700	3,875	5,575	2,125	2,175	4,300
Egnatia Bank	—	—	—	3,000	2,000	5,000

Total	3,400	6,750	10,150	5,500	7,500	13,000

The repayment terms of the loans outstanding as of December 31, 2004 were as follows:

Lender	Vessel	Repayment terms
Corner Banca S.A.	M/V FREE DESTINY	Seven quarterly installments of US$425, and six quarterly installments of US$267.

Interest rate at 1.75% above LIBOR.

Hollandsche Bank — Unie N.V.	M/V FREE ENVOY	Eleven quarterly installments of US$425 and a balloon payment of US$900.

Interest rate at 2% above LIBOR.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
The repayment terms of the loans outstanding as of December 31, 2005 were as follows:

Lender	Vessel	Repayment terms
Hollandsche Bank – Unie N.V.	M/V FREE DESTINY	Eight quarterly installments of US$75, one quarterly installment of US$100, two quarterly installments of US$500 and a balloon payment of US$2,000.

Interest rate at 1.95% above LIBOR.

Hollandsche Bank – Unie N.V.	M/V FREE ENVOY	Eight quarterly installments of US$425 and a balloon payment of US$900.

Interest rate 1.95% above LIBOR.

Egnatia Bank	M/V FREE FIGHTER	Four quarterly installments of US$750, six quarterly installments of US$250 and a balloon payment of US$500.

Interest rate at 1.875% above LIBOR.
a) The vessels indicated in the above table collateralize each respective loan.
b) The debt agreements also include positive and negative covenants for the respective vessel-owning companies, the most significant of which are the maintenance of operating accounts, minimum cash deposits and minimum market values. The borrowers are further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior consent of the lender.
In September 2005, the Company refinanced the loan related to the acquisition of Free Destiny. The loan was refinanced with Hollandsche Bank-Unie N.V. for an amount of $3,700,000. The previous loan from Corner Banca S.A. was repaid and treated as an extinguishment.
In September 2005, the Company amended the loan related to the acquisition of Free Envoy, pursuant to which the interest was reduced to 1.95% above LIBOR.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
The annual repayments of the above loans at December 31, 2005 are as follows:

Year	December 31, 2005
2006	5,500
2007	3,400
2008	4,100

Total	13,000

8.	Shareholders’ loans

Amount
Shareholders’ loans	4,134
Debt discount	(459)
Payment	(568)
Debt discount decrease	55
Debt discount amortization	66

December 31, 2004	3,228

New loan	4,216
Payment	(4,416)
Debt discount decrease	19
Debt discount amortization	153

December 31, 2005	3,200

This amount represents interest-free loans from shareholders used in the partial financing of the acquisition of the vessels. The long-term liability has been recorded at fair value, and the resulting debt discount is accreted over the term of the loans using the effective interest rate method. The short term portion of the shareholder loans amounts to $950,000 and is shown in the financial statement line “Shareholders’ loans, current portion.”
The original loan amounts were $4,134,000, with a related debt discount of $459,000. A repayment of $568,000 was effected at December 31, 2004, with a corresponding decrease in the debt discount of $55,000. The 2004 debt discount amortization was $66,000. The remaining gross debt balance of $3,566,000 was outstanding at December 31, 2004.
A repayment of $200,000 was effected in the first quarter of 2005 with a corresponding decrease in the debt discount of $19,000. The 2005 debt discount amortization was $153,000. The remaining gross debt balance of $3,366,000 was outstanding at December 31, 2005. The implicit interest rates were 4.5% and 4.7% for the year/periods ended December 31, 2005 and 2004, respectively.
On April 25, 2005, the terms of these loans were amended. The new terms called for the principal balance of the loans to be repaid in eight equal quarterly installments of US $250,000 beginning in March 31, 2006 and ending December 3, 2007, and a balloon payment for the balance due January 1, 2008. Further, the amended terms required that after the completion of the Transaction with Trinity and subject to the Company raising additional capital of at least US $12,500,000, the outstanding

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
principal balance of the loans would become immediately payable. However at December 31, 2005, the conditions for immediate repayment had not been met.
The repayment of the loans required a portion of the imputed interest to be treated as non-cash shareholder distribution. For the amendment to the terms of the loans, the remaining discount will be amortized over the revised repayment period.
To finance a portion of the purchase price of the new vessel and for working capital requirements, all of the FreeSeas shareholders existing prior to the Transaction with Trinity loaned $4,216,500 to the Company during 2005, which is interest-free, and which was to be repaid from the funds that became available upon the consummation of the Transaction with Trinity. These funds were repaid during December 2005. As the loan was provided interest free, with no fixed or determinable repayment date, management has imputed $105,000 of interest for the year ending December 31, 2005 that has been treated as a shareholder contribution, using a market interest rate.
The annual repayments of shareholders loans at December 31, 2005 are as follows:

Year	Amount
2006	1,000
2007	1,000
2008	1,366

Total	3,366

9.	Related party transactions
Purchases of services
All the active vessels listed in note 1 receive management services from Free Bulkers S.A., a Marshall Islands corporation (“Free Bulkers”), pursuant to a ship-management agreement between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly management fee of $15,000 based on a thirty (30) day month. FreeSeas also pays Free Bulkers a fee equal to 1 1/4% of the gross freight or hire collected from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services.
The Company agreed with the management company that the period of services provided for each vessel in 2004 was determined to be 180 days and accordingly the total management fee for the period ended December 31, 2004 amounted to $180,000. The total management fee for the year ended December 31, 2005 amounted to $487,500. The related expenses are shown under “Management Fees” on the Consolidated Statements of Income.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
Due to related party
The Group had balances outstanding with the management company as follows:

	December 31, 2004	December 31, 2005
Due to related party	119	893

Due from related party
Due from related party consists of amounts due from a ship-owning company controlled by the principal shareholders of the Company. The Group transferred funds between the ship-owning companies for the payment of borrowings and various suppliers. No terms of payment existed for the settlement of such balances.
The Group had balances outstanding with such related companies as follows:

	December 31, 2004	December 31, 2005
Due from related party	246	677

Employment agreements
During the period ended December 31, 2004, the executives of the Company were not paid compensation. Upon consummation of the Trinity Transaction (see note 13), FreeSeas entered into employment agreements with three directors. The agreements are for initial three-year terms, with additional two-year renewal terms. Under the agreements, each officer’s annual base salary is $150,000, which is subject to increases as may be approved by FreeSeas’ Board of Directors. Each officer is also entitled to receive performance or merit bonuses as determined from time to time by FreeSeas’ Board or a committee of the Board and to reimbursement of expenses and other employee benefits as may be implemented.
The officers are each entitled to receive grants of additional options to acquire shares of FreeSeas’ common stock from time to time during the terms of their respective employment as determined by FreeSeas’ Board of Directors.
Shareholders’ advance
In 2004, FreeSeas’ shareholders advanced an interest free amount of $600,000 to the Company to be used as a guarantee for the loan outstanding to Hollandsche Bank — Unie N.V. This advance was repaid in full during 2005.
Shareholders’ options and warrants
In April 2005, the Company’s Board of Directors granted 750,000 options to its executive officers and approved the issuance of 200,000 Class A warrants to entities beneficially owned by its executive officers. See note 12 for details.

10.	Earnings per share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	For the Period from
	Date of Inception
	(April 23, 2004) to	For the year ended
	December 31, 2004	December 31, 2005
Net income	470	152
Basic earnings per share:
Weighted average common shares outstanding	4,500,000	4,574,588
Diluted earnings per share:
Weighted average common shares outstanding	4,500,000	4,574,588
Options	—	20,825
Warrants	—	5,031
Weighted average common shares — diluted	4,500,000	4,600,444
Basic earnings per common share	$0.10	$0.03
Diluted earnings per common share	$0.10	$0.03
The 12,500 Series A and/or 65,000 Series B Units issuable upon exercise of the purchase option granted to HCFP (see note 11) for shares and warrants are excluded from computing the diluted earnings per share of the Company for the year ended December 31, 2005 as their effects were anti-dilutive to the Company since they were “out of money.”

11.	Commitments and contingencies
Agreement with financial advisor
FreeSeas entered into an agreement with the financial advisor whereby the terms of compensation require the Company to pay $200,000 upon closing of the Transaction (December 15, 2005) with Trinity and $400,000 payable in 20 equal monthly installments commencing upon closing of the Transaction. The Company has accrued the liability for its present value (see note 6). In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor will provide certain financial and consulting services and advice, for which the Company will pay up to $400,000, payable in amounts equal to 5% of each $1,000,000 received by FreeSeas from the exercise of FreeSeas warrants.
Shares, warrants and options committed to HCFP Brenner Securities LLC
In connection with Trinity’s initial public offering (“IPO”), HCFP Brenner Securities LLC (“HCFP”) was engaged to act as Trinity’s non-exclusive investment banker in connection with its business combination and be paid a fee in connection therewith of $75,000, and receive 7,500 shares of common stock and five-year warrants to purchase 15,000 shares of common stock at $5.00 per share. Trinity paid HCFP $75,000 at the closing of the Transaction and the commitment for the shares and warrants referred to previously has been undertaken by FreeSeas in accordance with the terms of Transaction agreed.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
Upon the consummation of the Transaction at December 16, 2005, FreeSeas has assumed Trinity’s obligations under a purchase option sold to HCFP, the representative of the underwriters in Trinity’s IPO. Under that purchase option, HCFP has the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and/or up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit consists of two shares of FreeSeas’ common stock, five Class W warrants and five Class Z warrants. Each Series B Unit consists of two shares of FreeSeas’ common stock, one Class W warrant and one Class Z warrant. The exercise price of the warrants included in the units is $5.50 per share. The purchase option expires on July 29, 2009.
In addition, FreeSeas has assumed an obligation to pay HCFP a fee equal to 5% of the Warrant Price for the solicitation of the exercise of FreeSeas warrants by HCFP under certain circumstances.
Warrants
In connection with Trinity’s IPO, Trinity issued two classes of warrants, Class W warrants and Class Z warrants. Pursuant to the Transaction, the warrant holders’ rights to purchase Trinity common stock have been converted into rights to purchase FreeSeas common stock. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption. FreeSeas may redeem the outstanding Class W warrants and/or Class Z warrants in whole and not in part, at a price of $0.05 per warrant at any time after the warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the last sale price of FreeSeas’ common stock equals or exceeds $7.50 per share for a Class W warrant or $8.75 per share for a Class Z warrant for any 20 trading days within a 30-trading-day period ending three business days before FreeSeas sends the notice of redemption.
Loan guarantees
In connection with the loans of Adventure Two and Adventure Tree FreeSeas has guaranteed $500,000 of the principal amount of each loan and has further guaranteed the principal amount of the loan of Adventure Four.

12.	Stock option plan
FreeSeas’ 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005. An aggregate of 1,000,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which was subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vested on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
The Company has determined the grant date to be April 26, 2005 and accounts for the Plan under APB Opinion No. 25 using the intrinsic value method and using guidance in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” FIN 38, “Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock,” and FIN 44, “Accounting for Certain Transactions involving Stock Compensation.”
The stock option agreement provides that the option holder, upon exercise, can receive number of shares equal to the value of the option (or part thereof) (i.e. a cashless settlement). Accordingly the plan has been accounted for as a variable plan. Under variable plan accounting, the Company records compensation expense for the intrinsic value of the option (measured as the difference between the exercise price and the period end share price) until the options are exercised or forfeited, pursuant to FIN 28.
Further, in April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities are the executive officers of FreeSeas. The terms of the warrants provided that these warrants become exercisable on the later of July 29, 2005, or consummation of the Trinity Transaction. The warrants otherwise expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share and expire on July 29, 2011. These warrants were exercisable immediately upon the closing of the Transaction.
These warrants have been treated as similar to options and have been accounted for by the Company under APB Opinion No. 25 and following the guidance in FIN 38 and FIN 44. Since the warrants are exercisable immediately upon issuance, these are considered to have been fully vested on the date of grant.
For the year ended December 31, 2005, the Company has recorded a total charge of $180,000 in its Consolidated Statement of Income as “Compensation Costs” relating to these options and warrants.
Presented below is a table reflecting the activity in the options (including the warrants described above and referred hereto as “Options”) from April 26, 2005 through December 31, 2005.

		Weighted average		Weighted average
	Options	exercise price	Options exercisable	exercise price
January 1, 2005	—	—	—	—
Granted	950,000	$5.00
Exercised	—	—	—	—
Cancelled	—	—	—	—
Options — December 31, 2005	950,000	$5.00	450,000	$5.00
450,000 Options have vested during the year ended December 31, 2005.
The weighted average fair value of the Company’s Options granted during the year ended December 31, 2005, calculated using the Black-Scholes option pricing model, was $2.31 per share. During 2004,

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
the Company did not grant any stock options. The remaining contractual life of the options at December 31, 2005 is five years.

13.	Shareholders’ Equity
On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.
The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be registered common stock with a par value of US $.001 per share and 5,000,000 registered blank check preferred stock with a par value of US $.001 per share.
In conjunction with the above amendments, the Board authorized a 9,000 to 1 stock split, such that the 500 outstanding shares held by the shareholders of record as of April 26, 2005 were split to 4,500,000 shares. Therefore, of the 40,000,000 shares of common stock authorized, 4,500,000 shares are issued and outstanding. None of the 5,000,000 shares of preferred stock authorized are outstanding.
On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity into FreeSeas. On December 15, 2005, Trinity shareholders approved the Transaction whereby Trinity was merged into Freeseas. Upon the consummation of this Transaction and in accordance with the terms of the Transaction, Trinity shares, warrants and options were exchanged for the right to receive an equal number of FreeSeas shares, warrants and options.
Trinity had issued 100 shares of its common stock prior to its IPO. At Trinity’s IPO, 287,500 common stock and 1,495,000 common stock — Class B were issued. Therefore, the additional common stock of FreeSeas that was issued to Trinity stockholders, in exchange for the Trinity shares, at the consummation of the Transaction was 1,782,600 shares of FreeSeas’ common stock.
Trinity stockholders also received 1,828,750 Class W warrants and 1,828,750 Class Z warrants of FreeSeas. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption.

14.	Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying Consolidated Statements of Income.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country that grants an equivalent exemption from income taxes to U.S. corporations. All the Group’s ship-operating subsidiaries satisfy this initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined,

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)
in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations or, in the alternative, the ship-owning companies must be beneficially owned by a publicly traded company, which has a certain trading volume. The Group’s ship-operating subsidiaries also currently satisfy the more than 50% beneficial ownership requirement based on the trading volume of FreeSeas, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Group’s control.

15.	Financial instruments
The principal financial assets of the Group consist of cash in hand and at bank, trade receivables and due from related party. The principal financial liabilities of the Group consist of bank overdraft, long-term bank loans, accounts payable and other goods and services paid directly by the Group.
Interest rate risk: The Group’s interest rates and long-term loan repayment terms are described in note 7.
Concentration of credit risk: Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and trade receivables. Credit risk with respect to trade accounts receivable is high due to the fact that the Group’s total income is derived from few charterers.
Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates.

16.	Revenue from Voyages
The Group operates on a worldwide basis in one operating segment — the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination is presented as follows:

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share data)

	Operating revenues
	December 31, 2004	December 31, 2005
Europe	1,988	4,412
South America	436	496
Asia	—	3,399
Africa	406	2,019

	2,830	10,326

17.	Subsequent events
On June 14, 2006, HBU advanced $2,000,000 to Adventure Three S.A. The loan is also secured by the M/V Free Envoy and was used to pay a principal and interest payment due to Egnatia Bank, N.A. (“Egnatia”) from Adventure Four S.A. as well as to prepay additional principal due to Egnatia. The Company is in the process of finalizing all documentation relating to this loan.
On May 24, 2006, the Company’s Board of Directors approved an amendment and restatement of the 2005 Stock Incentive Plan. As amended, the Company has reserved for issuance 1,250,000 shares of the Company’s common stock, of which 750,000 options have already been granted. (See note 12)