Form 20-F
period 2006-12-31
FreeSeas Inc.
filed 2007-05-17
CIK 1325159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report....
For the transition period from                      to
COMMISSION FILE NUMBER 333-124825
FREESEAS INC.
(Exact Name of Registrant as Specified in its Charter)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
89 Akti Miaouli & 4 Mavrokordatou Street, Piraeus, Greece
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
We had 6,290,100 shares of common stock outstanding as of December 31, 2006.
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
Large accelerated filer ☐                     Accelerated filer ☐                     Non-accelerated filer ☒
Indicate by check mark which financial statement item the registrant has elected to follow.
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
     ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3.	KEY INFORMATION
     A. Selected Consolidated Financial Data
     The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2006 and 2005 and for the period from April 23, 2004 (date of inception) to December 31, 2004. The information is only a summary and should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended		From Inception
	December 31,		(April 23, 2004) to
	2006	2005	December 31, 2004
Statement of Operations Data:
Operating revenues	$11,727,000	$10,326,000	$2,830,000
Income (loss) from operations	(2,281,000)	1,205,000	706,000
Other expense	(1,043,000)	(1,053,000)	(236,000)
Net (loss) income	(3,324,000)	152,000	470,000

Earnings Per Share Data:
Net (loss) income per share:
Basic (loss) earnings per share	$(0.53)	$0.03	$0.10
Diluted (loss) earnings per share	$(0.53)	$0.03	$0.10
Weighted average number of shares:
Basic weighted average number of share	6,290,100	4,574,588	4,500,000
Diluted weighted average number of shares	6,290,100	4,600,444	4,500,000

	December 31,
	2006	2005	2004
Selected Balance Sheet Data:
Cash in hand and at bank	$372,000	$3,285,000	$461,000
Net working capital deficiency	(8,843,000)	(4,945,000)	(3,528,000)
Total assets	23,086,000	29,840,000	18,335,000
Long-term debt	7,830,000	13,000,000	10,150,000
Shareholders’ loan and advance	2,552,000	3,200,00	3,828,000
Total stockholders’ equity	7,007,000	9,705,000	3,386,000
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
     Charter rates in the international drybulk shipping industry, which had reached record highs in the fourth quarter of 2005, were very volatile during 2006. We expect that charter rates for 2007 will on average be higher than in 2006. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued economic growth in China, India and the world economy, seasonal and regional changes in demand, and changes to the capacity of the world fleet. Certain economic indicators reflect slowing growth in China, India and elsewhere. The capacity of the world fleet has increased. Adverse industry, economic, political, social or other developments could also decrease the amount and/or profitability of our business and materially reduce our revenues and net income.
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
     The operation of our vessels is affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System.” The system includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, Lloyd’s Register of Shipping has awarded ISM and International Ship and Port Facilities Security (“ISPS”) certification to all three of our vessels and Free Bulkers, S.A. (“Free Bulkers”), the ship management company, however, there can be no assurance that such certification will be maintained indefinitely.

     The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.
     We currently maintain, for each of our vessels, protection and indemnity insurance, which includes pollution liability coverage, in the amount of one billion dollars per incident. If the damages from a catastrophic incident exceeded our insurance coverage, the payment of these damages may materially decrease our net income.
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
     In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner or managed by the same manager. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels or a vessel managed by our manager.
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
     The threat of future terrorist attacks continue to cause uncertainty in the world financial markets and may adversely affect our business by increasing security costs and creating delays because of heightened security measures. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could prevent us from obtaining additional financing on terms acceptable to us or at all, which would impair our implementation of our business strategy.
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
     We depend entirely on Free Bulkers and Safbulk PTY Ltd. to manage and charter our fleet.
     We currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Free Bulkers, an affiliated company. In turn, Free Bulkers has entered into an agreement with Safbulk PTY Ltd., a company controlled by one of our affiliates, for the outsourcing of the commercial management of our fleet. The loss of Free Bulkers’ or Safbulk’s services, their failure to perform their obligations to us or their poor performance for us could reduce our revenues and net income. Although we may have rights against Free Bulkers if Free Bulkers defaults on its obligations to us, you may have no recourse against Free Bulkers. In addition, if Safbulk defaults on its obligations to Free Bulkers we may have no recourse against Safbulk. Further, we expect that we will need approval from our lenders if we ever intend to replace Free Bulkers as our ship manager.

     We, and one of our executive officers, have affiliations with Free Bulkers that could create conflicts of interest detrimental to us.
     One of our executive officers is also a principal and officer of Free Bulkers, which is our ship management company. These dual responsibilities of our officer and the relationships between the two companies could create conflicts of interest between Free Bulkers and us. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed by other companies affiliated with Free Bulkers. Each of our operating subsidiaries has a nonexclusive management agreement with Free Bulkers. Free Bulkers may enter into management agreements with other shipping companies, some of which may be in competition with us. Free Bulkers may also allocate charter or spot opportunities to other shipping vessels when our vessels may be unemployed. These possible actions by Free Bulkers would be permitted by its agreements with our subsidiaries. There can be no assurance that Free Bulkers will resolve all conflicts of interest in a manner beneficial to us.
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
     We have a limited operating history.
     Our company was formed in April 2004, and we did not own or operate any vessels prior to June 2004. We therefore have a limited operating history and limited historical financial data on which to evaluate our operations or our ability to implement and achieve our business strategy.
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
     To finance our fleet, we have incurred secured debt under loan agreements for all three of our vessels that are guaranteed by us. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2006, we had total long-term debt of $7,830,000 and loans from shareholders totaling $2,552,000. We also anticipate obtaining up to an additional US$89 million in additional debt in connection with our pending acquisition of four additional vessels. If we are unable to service our remaining debt, our lenders could accelerate our debt and foreclose on our fleet.

     In April 2005 and October 2005, we and the holders of our common stock prior to our merger with Trinity Partners Acquisition Company Inc. (“Trinity”) agreed to modify the terms of the shareholder loans made in connection with the acquisition of our first two vessels. These two loans have an outstanding balance, net of discount which results from accounting for the loans at their fair value, of $2,552,000 at December 31, 2006. The repayment schedule for each loan is now eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000. As of the date of filing of this annual report, this condition had not been met. Previously, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or on December 31, 2006. Although these modifications extended the time for repayment of these loans, the required repayment schedule will nevertheless reduce the working capital that is available for other purposes.
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
     Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempt to improve those systems may be ineffective. In addition, we may experience difficulty in identifying and retaining employees with the financial expertise and the necessary knowledge of the Sarbanes-Oxley Act of 2002. In addition, if we expand our fleet, we will have to rely on Free Bulkers to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot assure you that Free Bulkers will be able to continue to hire suitable additional employees as we expand our fleet. If Free Bulkers’ unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we cannot upgrade our operational and financial systems effectively or recruit suitable additional employees our performance may suffer and our ability to expand our business further will be restricted.

     We will be required to evaluate our controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002, which will require substantial resources. If these evaluations result in the identification of material weaknesses, we may be adversely affected until these weaknesses can be corrected.
     We are required to comply with a variety of laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new SEC regulations and the Nasdaq® Capital Market rules. In particular, Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by our independent public accounting firm. We anticipate that we will have to dedicate additional resources and accelerate progress on the required assessments in order to complete documenting and testing our internal control systems and procedures in the time to enable us to timely file our Form 20-F for the year ended December 31, 2007. During the course of testing, deficiencies may be identified that we may not be able to remediate to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to correct any deficiencies we identify, we may not obtain an unqualified attestation report from our independent public accounting firm, which will be required for the fiscal year ended December 31, 2008. Failure to achieve and maintain an effective internal control environment or obtain an unqualified report could have a material adverse effect on the market price of our stock.
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
     The loss of service of any vessels could have a material adverse effect on our earnings.
     During the year ended December 31, 2006, we had three vessels in our fleet. In April 2007, we sold one of our vessels. Although we have entered into memoranda of agreements to acquire four additional vessels, those acquisitions are not expected to occur until June through August 2007. As a result, the loss of service of any of our vessels, especially our two current vessels, could have a material adverse effect on our earnings.
     Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
     We have entered into memoranda of agreement to acquire four secondhand vessels. Although we inspect the secondhand vessels that we acquire prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
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

     Our principals, either directly or indirectly, control approximately 66.8% of our outstanding common stock and effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions.
     Our principal shareholders own approximately 66.8% of our outstanding common stock. While our principals have no agreement, arrangement or understanding relating to the voting of their shares, they will effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.
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
     If a holder of Class W or Class Z warrants exercises their warrant, we will not be able to issue shares of our common stock.
     Our warrant agreement governing the Class W and Class Z warrants requires us to use our best efforts to maintain current the registration statement relating to the shares underlying the warrants. Our registration statement on Form F-1 relating to the shares underlying the warrants is not current. As a result, we will not be able to issue shares to warrantholders that exercise their Class W or Class Z warrants, however, the warrantholders can continue to sell their Class W and Class Z warrants.

ITEM 4.	INFORMATION ON THE COMPANY
     Our History and Development
     We are an independent commercial shipping company that operates in the drybulk shipping markets through our three wholly owned subsidiaries, Adventure Two S.A. (“Adventure Two”), Adventure Three S.A. (“Adventure Three”) and Adventure Four S.A. (“Adventure Four”). We were formed on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.” Our principal offices are located at 89 Akti Miaouli Street & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 011-30-210-4528770.
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
     Recent Developments
     On May 1, 2007, we entered into memoranda of agreement to purchase four secondhand drybulk carriers from non-affiliated parties for approximately US$114 million and placed a deposit of US$11.4 million with the respective sellers. The deposit was funded with the US$6 million available cash from the sale of the M/V Free Fighter and US$5.5 million drawn down from the shareholder loan described below. If we choose not to proceed with the acquisition, we will lose our deposit. Each vessel will be purchased by a newly created wholly owned subsidiary, which will be incorporated shortly before the delivery of the respective vessel. The vessels are expected to be delivered between the months of June and August 2007.
     The following table details the vessels to be acquired.

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment
Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47.00 million	July/Aug 2007	3-year time charter pending

Free Hero	Handysize	24,318	1995	Marshall Islands	$25.25 million	June/July 2007	Currently fixed to 2-year time charter through Dec 08/Feb 09

Free Iris	Handysize	23,524	1996	Marshall Islands	$26.75 million	July/Aug 2007	2-year time charter pending

Free Gentleman	Handysize	14,379	1994	Marshall Islands	$15.00 million	June/July 2007	Spot
In connection with the completion of the purchase of the four vessels, we intend to finance the remaining balance of the purchase price for the vessels, as follows:
•	Up to US$67 million to US$68 million in a senior loan from HSH Nordbank and US$21.5 million in a junior loan from Bank of Tokyo Mitsubishi for which we received a commitment letter, from both banks;

•	Up to US$8.5 million in a non-amortizing unsecured shareholder loan;

•	Up to US$4 million from HBU secured by our other assets for which we have received a preliminary term sheet; and

•	Up to an additional US$1 million from our expected available cash.
     The loan from one of our principal shareholders, FS Holdings Limited, can be drawn by us in tranches of at least US$250,000 per draw. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than US$40 million in an offering of our Common Stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to FS Holdings, in whole or in part, in increments of not less than $500,000. Additionally, we will issue to FS Holdings, for every US$1.0 million drawn under the loan, 50,000 warrants to purchase shares of our Common Stock at an exercise price of US$5.00 per share.
     As a result of these acquisitions, we will increase the aggregate DWT of our fleet to 160,000 DWT from 50,000 DWT, increase the value of our fleet to US$132 million from US$18 million, and reduce the average age of our fleet to 15 years from 24 years.

     In April 2007, we sold the M/V Free Fighter for $11,075,000.
     Business Overview
     We own our vessels through separate wholly owned subsidiaries incorporated in the Marshall Islands. The operations of the vessels are managed by Free Bulkers, an affiliated Marshall Islands corporation incorporated on September 9, 2003. Free Bulkers provides us with a wide range of shipping services at a fixed monthly fee per vessel. These services include technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels, commercial management regarding identifying suitable vessel charter opportunities, and certain accounting services. Free Bulkers has entered into an agreement with Safbulk PTY Ltd., a company controlled by one of our affiliates for the commercial management of our fleet.
     The names of our wholly owned subsidiaries that own the three vessels we operated during the year ended December 31, 2006, the respective dates of their incorporation, the vessel each owns and the month of its acquisition are as follows:

Owner	Date of Incorporation	Name	Date of Acquisition
Adventure Two S.A.	February 5, 2004(1)	“Free Destiny”	August 3, 2004

Adventure Three S.A.	February 5, 2004(1)	“Free Envoy”	September 20, 2004

Adventure Four S.A.	April 15, 2005	“Free Fighter”(2)	June 15, 2005

(1) The company was formed by our initial shareholders for purpose of acquiring one ship per company. The company is now our wholly owned subsidiary, as explained more fully below.

(2) We sold this vessel during the second quarter of 2007. The vessel was delivered to the purchaser on April 27, 2007.
     Ion G. Varouxakis and our two other original principal shareholders initially owned their respective interests in our company indirectly through two companies, V Capital S.A. (“V Capital”) and another entity incorporated under Marshall Islands law, each of which was formed by their respective shareholders to participate in the commercial shipping industry.
     In August 2003, V Capital, the entity controlled by Mr. Varouxakis, and our other original corporate principal shareholder, through a Marshall Islands company known as One Adventure S.A., jointly acquired and operated one drybulk shipping vessel, the M/V Free Champion, which was sold in March 2005. In February 2004, Mr. Varouxakis through V Capital and the two other principals through their corporate entity formed Adventure Two and Adventure Three under Marshall Islands law for the purpose of owning and operating additional drybulk carriers. In March 2004, Adventure Two and Adventure Three entered into Memoranda of Agreement to acquire from unaffiliated third parties the M/V Free Destiny and the M/V Free Envoy, respectively.

     Mr. Varouxakis and the two other individual principals of the other corporate shareholder then determined to jointly form a single commercial shipping holding company to operate in the drybulk shipping markets through wholly owned subsidiaries. As is common practice in the shipping industry, the principals decided to use a holding company structure to permit consolidation, to isolate liability exposure with respect to each vessel by having each vessel owned by a different subsidiary, and to facilitate access to the capital markets both in the United States and abroad. To establish the holding company structure, on April 23, 2004 Mr. Varouxakis and the two other individual principals formed Adventure Holdings S.A. under Marshall Islands law. Adventure Holdings subsequently changed its name to FreeSeas Inc. On April 27, 2004, we issued 50% of our stock to each of V Capital and the other corporate shareholder. This stock was issued in the form of bearer shares of common stock, which is a form of ownership permitted under Marshall Islands law. In March 2005, our three individual principal shareholders determined to create three new and separate corporate entities to be the record owners of their respective FreeSeas’ shares. Each of these companies was created under Marshall Islands law and the sole purpose of each company was to own shares of our common stock. In April 2005, our two initial corporate shareholders transferred all of their respective ownership of our common stock to the three newly created entities.
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
     In January 2007, an entity controlled by Mr. Varouxakis purchased an aggregate of 2,812,500 shares of our common stock and pre-existing promissory notes executed by us from the two other principal shareholders. The entity controlled by Mr. Varouxakis simultaneously sold and transferred 70,600 shares to family members and 2,108,782 shares to FS Holdings, Ltd., an entity controlled by Bella Restis, Katia Restis, Claudia Restis, and Victor Restis. Also, the entity controlled by Mr. Varouxakis sold 305,921 shares to an institutional investor. As a result of the transactions, Mr. Varouxakis now owns, indirectly, 2,248,031 shares of common stock. Immediately following the closing of these transactions, our Board of Directors appointed Mr. Varouxakis Chairman of the Board, President and interim Chief Financial Officer and elected three new independent directors.
     Our Fleet
     During the year ended December 31, 2006, our fleet consisted of three handysize vessels that carried a variety of drybulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. The following table describes our fleet during fiscal 2006:

Vessel	Dwt	Country Built	Year Built	Vessel Type
Free Destiny	25,240	Bulgaria	1982	Handysize

Free Envoy	26,318	Japan	1984	Handysize

Free Fighter	39,240	Bulgaria	1982	Handysize
     In April 2007, we sold the M/V Free Fighter for $11,075,000.
     See “Vessel Employment” below for a description of each our vessel’s current employment status and “Recent Developments” above for more information regarding our pending acquisition of four additional vessels.

     Competitive Strengths
     We believe that we possess the following competitive strengths:
•	Experienced Management Team. Our management team has significant experience in operating drybulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business.

•	Principal Shareholder with Strong Ties in the International Shipping Industry. FS Holdings Limited., an entity controlled by Bella Restis, Katia Restis, Claudia Restis and Victor Restis (collectively, the “Restis Family”) recently acquired a 33% interest in our common stock. The Restis Family’s interests in international shipping include ownership and operation of a substantial number of vessels along several segments of the shipping industry as well as cargo and chartering interests. Our management believes that it will be able to enhance commercially the operations of our fleet using the resources of the Restis family.

•	Strong Customer Relationships. We through Free Bulkers, our ship management company, have many long-established customer relationships, and we believe we are well regarded within the international shipping community.
     Business Strategy
     Our business strategy is focused on providing reliable seaborne transportation services at competitive cost, and building and maintaining relationships with charterers of drybulk carriers, brokers, suppliers, classification societies and others in the drybulk shipping industry. We plan to expand our fleet by purchasing modern handysize and handymax vessels (between 5 to 15 years old) to make our drybulk carrier business more cost efficient and more attractive to our customers. Our financial strategy is focused on maintaining a reasonable level of leverage as compared to many of our competitors. However, if favorable opportunities arise to acquire vessels in other segments of the dry bulk market we will evaluate them and decide whether to proceed with the relevant acquisitions. We may decide to leverage our company to higher levels in the short-term in order to finance new acquisitions.
     Vessel Employment
     We have employed and continue to employ our vessels in the spot charter market, under period time charters and in drybulk carrier pools. As of March 2007, the M/V Free Destiny was chartered at a gross charter rate of $16,500 per day, which charter will end at the end of June 2007. As of March 2007, the M/V Free Envoy was chartered at a gross rate of $17,000 per day, which charter will end in March/April 2008. The M/V Free Fighter was chartered at a gross rate of $20,000 per day prior to its delivery to its new owners in April 2007. Three of the four vessels which we have entered into memoranda of agreement to acquire are expected to be employed in time charters and one of the four is expected to be employed in the spot charter market.
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
     Customers
     During the year ended December 31, 2006, we had contracts with 18 charterers. Through the date of filing of this annual report, OLDENDORFF has been our most significant charterer based on total charter revenue received by us.
     Management of the Fleet
     One of our principal officers and shareholders is also the principal officer and shareholder of Free Bulkers, the company we use to manage our vessels. Free Bulkers, in turn, outsources the commercial management of our vessels to Safbulk PTY Ltd., an entity affiliated with another one of our principal shareholders. We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. Accordingly, we will continue to outsource substantially all of our technical and commercial functions relating to the operation and employment of our vessels to Free Bulkers under separate management agreements between Free Bulkers and each of our subsidiaries. The agreements remain in effect indefinitely unless, in each case, it is terminated by either party upon two months’ advance notice. Our management, under the guidance of our Board of Directors, manages our business as a holding company, including our own administrative functions, and we monitor Free Bulkers’ performance under the management agreements. We anticipate that Free Bulkers may manage any additional vessels we may acquire in the future.
     Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15,000 per vessel, paid in advance, from the date of signing the Memorandum of Agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a fee equal to 1.25% of the gross freight or hire collected from the employment of our vessels. Free Bulkers is responsible for paying Safbulk a fee for its services. In addition, we have agreed to pay Free Bulkers a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We also reimburse, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port.
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

     Crewing and Employees
     Free Bulkers, our affiliate, employs approximately 10 people, all of whom are shore-based. In addition, Free Bulkers is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We employ one officer and no other employees.
     Loans for Vessels
     Our subsidiaries, Adventure Two, Adventure Three and Adventure Four, have obtained financing from unaffiliated lenders for our three vessels.
     Adventure Two owns the M/V Free Destiny subject to a mortgage securing a loan in the original principal amount of $3,700,000 from Hollandsche Bank-Unie N.V. (“HBU”). The loan bears interest at 1.95% above LIBOR, matures in 2008, and is payable in eight quarterly installments of $75,000 each beginning December 27, 2005, followed by one quarterly installment of $100,000, two quarterly installments of $500,000 each, and a balloon payment of $2,000,000.The loan is secured by a first preferred mortgage on the vessel, FreeSeas’ guarantee of $500,000 of the principal amount plus interest and costs, joint and several liability of Adventure Three, and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) good and documents of title that may come into the bank’s possession for the benefit of Adventure Two.
     Adventure Three owns the M/V Free Envoy subject to a mortgage securing a loan in the original principal amount of $6,000,000 from HBU. The loan was amended in September 2005, pursuant to which the interest was reduced to 1.95% above LIBOR. The loan matures in 2007, and is payable in 11 quarterly installments of $425,000 each with a balloon payment of $900,000. The loan is secured by a first preferred mortgage on the vessel, FreeSeas’ guarantees of $500,000 of the principal amount plus interest and costs and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Three. In June 2006, we borrowed an additional $2,000,000 from HBU, which amounts were also secured by the M/V Free Envoy and were used to pay principal and interest due to Egnatia Bank, S.A. (“Egnatia”) under its loan to Adventure Four. On January 12, 2007, the additional $2,000,000 borrowed from HBU were paid off from the proceeds of a loan from First Business Bank, S.A. (“FBB”) to Adventure Four described below.
     Adventure Four owned the M/V Free Fighter subject to a mortgage securing a loan in the original principal amount of $4,800,000 from FBB. The loan bore interest at the rate of LIBOR plus 2% and was payable in twelve quarterly installments of $315,000 each, with the first payment due in April 2007, and a balloon payment of $1,020,000 payable along with the last installment. This loan was secured by the vessel, an assignment of income from the vessel, FreeSeas’ corporate guarantee and a letter of undertaking from Free Bulkers. The loan from FBB was repaid in April 2007 in connection with the sale of the M/V Free Fighter.
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

     We also had outstanding, as of December 31, 2006, two loans from our former principal corporate shareholders with an aggregate principal balance, net of discount which results from accounting for the loans at their fair value, of $2,552,000, the proceeds of which were used to acquire our vessels. The loans are interest-free. These loans were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000. As of the date of filing of this annual report, this condition had not been met. Before these modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. On January 5, 2007, the shareholder loans due to one of our former corporate shareholders were sold to The Mida’s Touch, S.A., a company controlled by Mr. Ion Varouxakis for the principal amount then outstanding. The Mida’s Touch subsequently sold a portion of such loan to FS Holdings Ltd.
     In connection with our pending acquisition of four additional vessels, we are obtaining financing in the form of a US$4 million loan from HBU secured by some of our assets, a US$67 million to US$68 million senior loan from HSH Nordbank, a US$21.5 million junior loan from Bank of Tokyo Mitsubishi, and up to US$14 million in the form of a non-amortizing, unsecured loan from FS Holdings Limited, one of our principal shareholders. Please see “Item 4. Information on the Company—Recent Developments” and “Liquidity and Capital Resources” for more information about these pending acquisitions and the related financing.
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
     We currently maintain pollution liability coverage as part of our protection and indemnity insurance for each of our vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed our insurance coverage, the payment of those damages may materially decrease our net income.
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
     Property
     We do not at the present time own or lease any real property. To date, we have shared offices with Free Bulkers as part of the management services provided by Free Bulkers. These offices were provided at no additional rental cost to us, other than the management fees. As of February 5, 2007, we entered into a service agreement pursuant to which we have agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our current office space. As of March 9, 2007, such amount equaled $4,008 per month.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion should be read in conjunction with FreeSeas’ consolidated financial statements and footnotes thereto contained in this annual report. We were incorporated in April 2004 and did not acquire any of our vessels until after June 30, 2004.
     Principal Factors Affecting Our Business
     The principal factors that affect our financial position, results of operations and cash flows of include the following:
•	Number of vessels owned and operated;

•	Charter market rates, which reached historic highs earlier in 2005 and have since decreased somewhat, and periods of charterhire;

•	Vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	Cost of dry-docking and special surveys;

•	Depreciation expenses, which are a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of our vessels;

•	Financing costs related to the indebtedness incurred by us, which totaled $240,000, $1,076,000 and $1,004,000 for the years ended December 31, 2004, 2005 and 2006, respectively; and

•	Fluctuations in foreign exchange rates.
Acquisition of Vessels
     From time to time as opportunities arise, we intend to acquire additional drybulk carriers. We are currently under contract to acquire four additional vessels, as described above under “Item 4. Information on the Company—Recent Developments.” Vessels are generally acquired free of charter, although one of the vessels that we are in the process of acquiring has a time charter currently in place. If no charter is in place when the vessel is acquired, we usually enter into a new charter contract with dry-dockings or special or intermediate surveys. The shipping industry uses income days (also referred to as “voyage” or “available” days) to measure the number of days in a period during which vessels actually generate revenues.
     We generally attempt to finance up to 80% of the purchase price for any new vessel with debt financing, with the remainder of the purchase price to be funded from our available working capital and/or shareholder loans. In connection with our pending acquisitions, we are obtaining financing in the form of a US$4 million loan from HBU secured by our other assets, a US$67 million to US$68 million senior loan from HSH Nordbank, a US$21.5 million junior loan from Bank of Tokyo Mitsubishi, and up to US$14 million in the form of a non-amortizing, unsecured loan from FS Holdings Limited, one of our principal shareholders.
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

Important Factors Affecting Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
     Calendar days. We define “calendar days” (also referred to as “owned” days) as the total number of days in a period during which each vessel in our fleet was in our possession, including off hire days associated with major repairs, dry-dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.
     Available days. We define “available days” as the total number of days in a period during which each vessel in our fleet was in our possession, net of off hire days associated with major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days (also referred to as “voyage” or “income” days) to measure the number of days in a period during which vessels actually generate revenues.
     Fleet utilization. We calculate fleet utilization by dividing the number of our fleet’s available days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades or dry-dockings and other surveys.
     Spot charter rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
Voyage Revenues
     Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of available days during which our vessels generate revenues, and the amount of daily charter hire that our vessels earn under charters, including our ability to negotiate favorable profit-sharing arrangements. These, in turn, are affected by a number of factors, including the following:
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
     A standard maritime industry performance measure is the “daily time charter equivalent” or “daily TCE.” Daily TCE revenues are voyage revenues minus voyage expenses and commissions divided by the number of available days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and that would otherwise be paid by a charterer under a time charter. FreeSeas believes that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers. Our average daily TCE rate for 2004, 2005, and 2006 was $11,012, $10,881 and $12,464, respectively.
     We negotiated a 25% profit-sharing arrangement in each of the time charters for the M/V Free Envoy through September 2005 and the M/V Free Destiny through October 2005. We did not enter into any profit-sharing arrangements during fiscal 2006. We received 25% of the net amount generated by the charterer over the base rate that the charterer paid to us. To date, payment to us of our share of the profits has occurred every 180 days or at the end of a voyage, whichever occurs earlier, during the term of the charter. Actual and final figures were computed, and any adjustments in the payments made, occurred within 30 days of vessel redelivery. We received revenue of $295,000, $776,335 and $0 during 2004, 2005 and 2006, respectively. The profit-sharing arrangements do not impose any monetary or non-monetary obligation upon us.

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
Depreciation
     During the period from April 23, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, we depreciated our drybulk carriers on a straight-line basis over their estimated useful lives, which we currently estimate to be 27 years from the date of their initial delivery from the shipyard for financial statement purposes. Commencing on January 2007, we changed the estimate useful life for the M/V Free Fighter to 30 years. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our drybulk carriers. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking and amortize these costs on a straight-line basis over the period before the next dry-docking becomes due, which is typically 24 to 36 months. Regulations or incidents may change the estimated dates of next dry-dockings.
Results of Operations
     Year Ended December 31, 2006 (“fiscal 2006”) as compared to year ended December 31, 2005 (“fiscal 2005”)
     Revenues — Voyage revenues for fiscal 2006 were $11,727,000, an increase of $2,177,335 from $9,549,665 in voyage revenues in fiscal 2005. In addition, revenues representing the profit-sharing portion of our charters were $0 for fiscal 2006 as compared to $776,335 in revenues representing the profit-sharing portion of our charters for fiscal 2005. The Company is no longer entering into profit-sharing arrangements with charterers. Revenues increased primarily as a result of an increase in voyage revenue relating to the M/V Free Fighter which was in services for 12 months in fiscal 2006 as compared to five months in fiscal 2005 offset by a decrease in voyage revenue from the M/V Free Destiny resulting from a decrease in the number of days the vessel was available due to its dry-docking.
     Vessel Operating Expenses — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $4,483,000 in fiscal 2006 as compared to $3,596,000 for fiscal 2005. The increase in vessel operating expenses primarily reflects the operation of the M/V Free Fighter for a full 12 month during fiscal 2006 as compared to five months during fiscal 2005. The daily vessel operating expenses, including the management fees paid to our affiliate, Free Bulkers, per vessel were $4,574 for fiscal 2006, an increase of 3.53% as compared to $4,418 for fiscal 2005.
     Voyage Expenses — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $689,000 for fiscal 2006 as compared to $55,000 in fiscal 2005. Voyage expenses increased primarily as a result of the voyage carried out by the M/V Free Fighter during the first and second quarter of 2006.

     Management Fees — Management fees for fiscal 2006 totaled $540,000, an increase of $52,000 from the management fees of $488,000 in fiscal 2005. The management fees increased as a result of the operation of the M/V Free Fighter for 12 months in fiscal 2006 as compared to five months in fiscal 2005. Management fees are paid to our affiliate, Free Bulkers, for the management of our vessels. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel. We have also agreed to pay Free Bulkers a fee equal to 1.25% of gross freight or hire collected from the employment of our vessels and a 1% commission on the gross purchase price of any new vessels acquired or the gross sales price of any vessel sold by us with the assistance of Free Bulkers. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
     Commissions and General and Administrative Expenses — Commissions paid during fiscal 2006 totaled $799,000, compared to the fiscal 2005 total of $553,000. The commission fees paid in fiscal 2006 and 2005 represented commissions paid to FreeBulkers and unaffiliated third parties. Our commissions paid increases primarily as a result of increased operations of the M/V Free Fighter, which was bought in June 2005. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $1,925,000 in fiscal 2006 as compared to $321,000 in fiscal 2005. Our general and administrative expenses increased primarily as a result of an increase in salaries, legal fees, accounting and auditing fees, director and officer insurance costs and other fees and expenses relating to being a public company for the full fiscal year as compared to 15 days in fiscal 2005 as well as the write off as bad debt of certain charter hire due in 2005 relating to certain profit-sharing arrangements and not yet collected and the write-off of approximately $234,000 in fiscal 2006 relating to expenses and legal and advisory fees incurred in connection with a convertible debt offering which was not consummated.
     Compensation Cost — For fiscal 2006, compensation cost totaled $651,000, as compared to $200,000 for fiscal 2005. The compensation cost for fiscal 2005 reflected $20,000 of cash compensation due, but not paid as of December 31, 2005, to our executive officers under their employment agreements from the agreements’ effective date, December 15, 2005, through the end of 2005. The remaining $180,000 reflects non-cash, stock-based compensation awarded to our executive officers pursuant to their employment agreements. Compensation costs for fiscal 2006 reflect equity based compensation to our executive officers. The significant increase is primarily a result of the adoption of Statement of Financial Accounting Standards No. 123R for the recognition of stock-based compensation.
     Depreciation and Amortization — For fiscal 2006, depreciation expense totaled $4,479,000, as compared to $3,553,000 for fiscal 2005. The increase in depreciation expense resulted primarily from the depreciation of the M/V Free Fighter for a full year. For fiscal 2006 amortization of dry-dockings and special survey costs totaled $442,000 as compared to $355,000 in fiscal 2005. The increase in amortization expenses resulted primarily from the dry-docking of the M/V Free Envoy in June 2006.
     Financing Costs — Our financing costs for fiscal 2006 were $1,004,000 as compared to $1,076,000 for fiscal 2005. Our financing costs represent the fees incurred and interest paid in connection with the bank loans for our vessels. The decrease resulted primarily from the partial repayment of our bank loans.
     Net (Loss)/Income— Net loss for fiscal 2006 was $3,324,000 as compared to net income of $152,000 for fiscal 2005. The net loss for fiscal 2006 resulted primarily from decreases in charter revenue earned during the first six months of fiscal 2006, increases in voyage operating expenses and depreciation resulting from the operation of the M/V Free Fighter for a full 12 months in 2006 as compared to five months in 2005 and the increase in general and administrative expenses resulting from operating as a public company for a full 12 months in 2006 as compared to 15 days in 2005.

     Year Ended December 31, 2005 (“fiscal 2005”) as compared to the period from April 23, 2004 (date of inception) to December 31, 2004 (“fiscal 2004”).
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
     Voyage Expenses — Voyage expenses, which include bunkers, cargo expense, port expenses, port agency fees, tugs, extra insurance and various expenses, were $55,000 for fiscal 2005 as compared to $16,000 in fiscal 2004. Voyage expenses increased primarily as a result of the operation of the M/V Free Destiny and M/V Free Envoy for a full 12 months in 2005 as compared to four and three months in 2004 and the addition of the M/V Free Fighter in 2005.
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

     We believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for our existing vessels for the next 18 months, as well as the four additional vessels we are currently under contract to purchase (as described below and under “Item 4. Information on the Company—Recent Developments”), assuming the charter market does not deteriorate to the low rate environment that prevailed subsequent to the Asian financial crisis in 1998 and 1999.
     On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand drybulk carriers from non-affiliated parties for approximately US$114 million. The expected delivery dates of the vessels are June through August 2007. We will contribute up to US$11 million in cash towards the purchase of these vessels, of which up to US$6 million will be from the sale of the M/V Free Fighter, US$1 million from available cash and US$4 million will be a loan from HBU secured by our other assets and we are obtaining financing in the form of a US$67 million to US$68 million senior loan from HSH Nordbank, a US$21.5 million junior loan from Bank of Tokyo Mitsubishi, and up to US$14 million in the form of a non-amortizing, unsecured loan from FS Holdings Limited, one of our principal shareholders. The loan can be drawn by us in tranches of at least US$250,000 per draw. This loan accrues interest at the annual rate of 12.0% on the then-outstanding principal balance, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than US$40 million in an offering of our Common Stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to the lender, in whole or in part, in increments of not less than $500,000.
     If we do acquire additional vessels, we will rely on new debt, our working capital, proceeds from possible future offerings, and revenues from operations to meet our liquidity needs going forward.
     The sale of the M/V Free Fighter, which was consummated at the end of April 2007, generated, after payment of principal, interest and trade debt, a cash inflow of approximately $5,500,000.
     The M/V Free Destiny, the M/V Free Envoy and the M/V Free Fighter, the three handysize drybulk carriers we owned during fiscal 2006, were 24, 22, and 24 years old, respectively. For financial statement purposes, we used an estimated useful life for a vessel of 27 years. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds our maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     The next special survey of the M/V Free Destiny is scheduled to occur in the third quarter of 2007, when the vessel will be 25 years old. The next special survey of the M/V Free Envoy is scheduled to occur at the end of August 2008, when the vessel is 24 years old. The M/V Free Fighter underwent her regularly scheduled Fifth Special & Docking Surveys in November and December 2006. Based on the fifth special and docking surveys, as of January 2007, the estimated useful life of the M/V Free Fighter was changed to 30 years. If those special surveys do not require us to make extensive capital outlays to keep the vessels operating, then the M/V Free Destiny and M/V Free Envoy should continue in use for approximately another two and one-half years, after the respective special surveys.

     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.
Cash Flows
     Net cash from operating activities totaled $1,078,000 during fiscal 2006 as compared to $5,724,000 in fiscal 2005 and $1,246,000 in fiscal 2004. The decrease in net cash from operating activities resulted primarily from a decrease in charter revenue during the first quarter of the year resulting from a weaker charter market and the M/V Free Fighter being out of service for its special survey and an increase in drydocking and special survey cost and general and administrative expenses resulting from being a public reporting company.
     FreeSeas did not use any cash in investing activities during fiscal 2006, as compared to $10,813,000 for fiscal 2005 and $17,460,000 for fiscal 2004. The Company used cash in investing activities during fiscal 2005 and fiscal 2004 to purchase vessels.
     Net cash used in financing activities in fiscal 2006 was $3,991,000, which primarily reflects payments of $8,250,000 of long-term debt offset by the proceeds of borrowings and the movement of a bank overdraft of $4,330,000. Net cash provided by financing activities in fiscal 2005 was $7,913,000, which primarily reflects borrowings of $14,916,000 from unaffiliated banks and shareholders and $5,901,000 from the issuance of common stock offset by the repayment of $12,266,000 of borrowings. Net cash provided by financing activities in fiscal 2004 was $16,675,000, which primarily reflects borrowings $14,675,000 from unaffiliated banks and shareholders, $2,966,000 in shareholder contributions and $600,000 in shareholder advances offset by the repayment of $1,418,000 of borrowings.
     As of December 31, 2006, we had three outstanding loans constituting long-term debt with a combined outstanding balance of $7,830,000. These loans mature in 2007, 2008 and 2009. We also had outstanding, net of discount which results from accounting for the loans at their fair value, as of December 31, 2006, $2,552,000 in the aggregate in loans from our shareholders, the proceeds of which were also used to acquire our three vessels. Each of these loans is interest-free. The loans used to purchase the M/V Free Destiny and the M/V Free Envoy, which together had an outstanding principal balance, net of discount which results from accounting for the loans at their fair value, of $2,552,000 as of December 31, 2006, were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable if following our merger with Trinity we raise at least $12,500,000 of additional capital. As of the date of filing of this annual report, this condition had not been met. Before these 2005 modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or on December 31, 2006. We made payments totaling $7,750,000 on the loans in 2006 (including the repayment of the loan relating to the M/V Free Fighter).

Off-Balance Sheet Arrangements
     As of December 31, 2006, we did not have off-balance arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.
Contractual Obligations and Contingencies
     Significant existing contractual obligations and contingencies consist of the obligations of our vessel-owning subsidiaries as borrowers of loans to finance the purchase of our vessels. The following table describes the repayment schedules for our long-term financial obligations outstanding as of December 31, 2006:

Year Ended	M/V	M/V	M/V	Related
December 31,	Free Destiny(1)	Free Envoy(1)	Free Fighter(1)	Parties(2)	Total
2007	$462,519	$2,286,462	$1,269,579	$1,250,000	$5,268,560
2008	3,293,572	—	1,522,648	1,367,000	6,183,220
2009	—	—	1,391,201	—	1,391,201
2010	—	—	1,337,998	—	1,337,998

TOTAL	$3,756,091	$2,286,462	$5,521,426	$2,617,000	$14,180,979

(1) The interest payable on each of the outstanding loans is equal to LIBOR plus 1.95% with respect to the loans on the M/V Free Destiny and the M/V Free Envoy and LIBOR plus 2.0% for the M/V Free Fighter. The amounts payable reflected on the table include principal and interest calculated assuming LIBOR is equal to 5.35%.
(2) Repayment schedule reflects payments made in the first, third and fourth quarter of 2006.
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
     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2006 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. In January 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton, as of December 31, 2006, which we believe is common in the shipping industry. Prior to July 1, 2005, we had estimated the residual value of our vessels to be $150 per lightweight ton. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.
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

Name	Age	Position	Director Class
Ion G. Varouxakis	36	Chairman of the Board of Directors, President, Chief Executive Officer, and interim Chief Financial Officer	C

Kostas Koutsoubelis	51	Director, Vice President and Treasurer	A

Alexis Varouxakis	30	Secretary	N/A

Matthew W. McCleery	37	Director	A

Focko H. Nauta	49	Director	B

Dimitrios Panagiotopoulos	45	Director	C
      Ion G. Varouxakis is one of our founders and is the Chairman of the Board of Directors. He also serves as our President and Chief Executive Officer and Interim Chief Financial Officer. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a Managing Director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of drybulk carriers. Mr. Varouxakis holds a Candidature degree in Law from the Catholic University of Saint Louis in Brussels and a Bachelor of Science degree in Economics from the London School of Economics and Political Science. Mr. Varouxakis is an officer of the reserves of the Hellenic Army.

     Kostas Koutsoubelis is our Vice President and Treasurer. In addition, Mr. Koutsoubelis is the Group Financial Director of the Restis Group of Companies and also the Chairman of Golden Energy Marine Corp. Furthermore, he is a member of the Board of Directors in First Business Bank, South African Marine Corp. S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as Head of Shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, U.S.A. he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company as Financial Director. In the past he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a Governor in the Propeller Club Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.
     Alexis Varouxakis is our Secretary. Mr. Varouxakis holds a Bachelor in Science degree in Economics from City University, London and a Master in Arts degree in Art Management from City University, London. From 2001 to 2004, he was involved in the entertainment industry and produced a number of feature films, award winning short movies, and television commercials. Between 2002 and 2004, Mr. Varouxakis was a member of the Board of Directors of the New Producers Alliance, UK’s national membership and training organization for producers and filmmakers. From 2005 to 2006, he was general manager of Aello MCPY, a company specializing in the luxury yacht charter business. In 2006, he joined Free Bulkers S.A. as assistant Operations Manager.
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
     Focko H. Nauta is one our directors. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a Managing Director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a General Manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.
     Dimitrios Panagiotopoulos is one of our directors. In addition, he is the Head of Shipping and Corporate Banking of PROTON BANK, a Greek private bank. Previously he served for eight years as Deputy Head of the Greek Shipping Desk of BNP Paribas and before that for four years as Senior Officer of the Shipping Department of Credit Lyonnais Greece. From 1987 to 1993, he was working as Chief Accountant in Ionia Management, a Greek shipping company. He holds a Degree in Economics from Athens University and an MSC in Shipping, Trade & Finance from City University of London. He served his obligatory military duty as an Officer of the Greek Special Forces and today is a Captain of the Reserves of Hellenic Army.
     Messrs. Ion and Alexis Varouxakis are brothers.

     B. Compensation
     The total compensation paid to each of our executive officers and directors is as follows:

	Compensation	Bonus	Options
Name	Received	Received in 2006	Granted in 2006
Ion G. Varouxakis	$150,000	$0	0
Chairman of the Board of Directors, President, interim Chief Financial Officer, Chief Executive Officer

Kostas Koutsoubelis	$0	$0	0
Director, Vice President, Treasurer

Alexis Varouxakis	$0	$0	0
Secretary

Matthew W. McCleery	$26,000	$0	0
Director

Focko H. Nauta	$26,000	$0	0
Director

Dimitrios Panagiotopoulos	$0	$0	0
Director
     C. Board Practices
     The term of our Class A directors expires in 2009, the term of our Class B directors expires in 2007 and the term of our Class C directors expires in 2008. Each of Messrs. McCleery and Nauta were appointed to the Board of Directors on December 16, 2005. Each of Messrs. Koutsoubelis and Panagiotopoulos were elected to the Board on January 5, 2007.
     There are no agreements between us and any director that provide for benefits upon termination or retirement.
     In December 2005, we established an Audit Committee comprising three board members who will be responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Each member is an independent director. The members of the Audit Committee are Messrs. Nauta, McCleery and Panagiotopoulos.
     In addition in December 2005, we established a Compensation Committee comprised of three members, which are responsible for establishing executive officers’ compensation and benefits. The members of the Compensation Committee are Messrs. McCleery, Nauta and Panagiotopoulos.
     D. Employees
     Our three officers are currently our only employees. Free Bulkers, our ship manager, is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.
     E. Share Ownership
     The following table sets forth information regarding beneficial ownership of our common stock as of April 24, 2007 by each of our officers and directors and all of our officers and directors as a group.

     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them.

			Percentage of
	Number of Shares of		Shares of Common
	Common Stock		Stock Beneficially
Name	Beneficially Owned		Owned(1)
Ion G. Varouxakis	2,248,031	(2)	34.5%

Matthew W. McCleery	0		*

Focko H. Nauta	0		*

Dimitrios Panagiotopoulos	0		*

Kostas Koutsoubelis	0		*

Alexis Varouxakis	0		*

All directors and officers as a group (six persons)	2,248,782		34.5%

*	Less than 1%.

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. These percentages are calculated on the basis of 6,290,100 outstanding shares of FreeSeas common stock.

(2)	Reflects 2,014,697 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis (“The Mida’s Touch”); 66,667 shares issuable upon the exercise of warrants issued to The Mida’s Touch; and 166,667 shares that may be acquired by Mr. Varouxakis pursuant to immediately exercisable stock options.
Amended and Restated 2005 Stock Incentive Plan
     Our Amended and Restated 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005, and it was amended and restated on May 24, 2006 for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Our shareholders approved the Amended and Restated 2005 Stock Incentive Plan on December 19, 2006. Awards may be granted under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan reserves 1,500,000 shares of FreeSeas common stock for awards.
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
Employment Agreements
     We entered into an employment agreement with Mr. Varouxakis, effective December 15, 2005. The agreement is for an initial term of three years, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Under the agreement, Mr. Varouxakis’ annual base salary is $150,000, which is subject to increases as may be approved by our board of directors. Mr. Varouxakis is also entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and the reimbursement of expenses and other employee benefits as may be implemented.

     We may terminate the employment agreement for “cause” at any time. “Cause,” as defined in the agreement, means: (1) the willful breach or habitual neglect by the officer of his job duties and responsibilities; (2) material default or other material breach of an employee’s obligations under his or her employment agreement or fraud; or (3) conviction of any crime, excluding minor traffic offenses. The agreement terminates upon the officer’s death or after the officer’s disability and inability to perform his duties for a cumulative period of 90 days during any one year. The agreement does not provide for payments upon a change in control of us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     A. Major Shareholders
     The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the date of filing of this annual report.

			Percentage of
	Number of Shares of		Shares of Common
	Common Stock		Stock Beneficially
Name	Beneficially Owned		Owned(1)
Ion G. Varouxakis	2,248,031	(2)	34.5%
FS Holdings Limited	2,108,782		33.6%
Hummingbird Management, LLC(3)	467,296		7.4%

(1) For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person.

(2) Reflects 2,014,697 shares owned by The Mida’s Touch a Marshall Islands corporation wholly owned by Mr. Varouxakis; 66,667 shares issuable upon the exercise of warrants issued to The Mida’s Touch; and 166,667 shares that may be acquired by Mr. Varouxakis pursuant to immediately exercisable stock options.

(3) Based solely on information contained in a Schedule 13D/A filed with the Securities and Exchange Commission on February 5, 2007. Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) (“Hummingbird”), acts as investment manager to Hummingbird Value Fund, L.P. (“HVF”), to Hummingbird Microcap Value Fund, L.P. (the “Microcap Fund”), and to Hummingbird Concentrated Fund, L.P. (the “Concentrated Fund”) and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), to be the beneficial owner of the shares owned by HVF, Microcap Fund, and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC) (“HC”), the general partner of each of HVF and Microcap Fund. The total number of shares of common stock owned by Hummingbird includes (a) 47,050 shares of common stock issuable upon the exercise of warrants held by the HVF, and (b) 47,050 shares of common stock issuable upon the exercise of warrants held by the Microcap Fund.
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
     As of March 23, 2007, 1,790,100 shares of our common stock, or 28.5%, were held of record by four persons with U.S. addresses. To the best of our knowledge, there are more than 300 beneficial owners of our common stock with U.S. addresses.
     B. Related Party Transactions
     Each of our vessel-owning subsidiaries has entered into a management contract with Free Bulkers, a company owned and operated by Mr. Varouxakis. Pursuant to the management contracts, Free Bulkers is responsible for all aspects of management and maintenance for each of the vessels. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15,000 per vessel, paid in advance, from the date of signing the Memorandum of Agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a fee equal to 1.25% of the gross revenues collected from the employment of our vessels. We have further agreed to pay Free Bulkers a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We believe that we pay Free Bulkers industry standard fees for these services. We anticipate that Free Bulkers may manage any additional vessels we may acquire in the future.
     We currently have outstanding two loans from our principal shareholder with an aggregate principal balance, net of discount which results from accounting for the loans at their fair value, of $2,552,000 as of December 31, 2006. Two of these loans were made in August and September 2004 in connection with the purchases of the M/V Free Destiny and the M/V Free Envoy, respectively. The loans had principal balances at origination of $1,579,447 and $2,554,737, respectively, and are interest-free. In April 2005 and October 2005, the loans were modified to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000. As of the date of filing this annual report, this condition had not been met. Previously, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. As of December 31, 2006, these loans had an aggregate carrying value of $2,615,834 and a principal balance of $2,552,100. On January 5, 2007, the shareholder loan due to one of our corporate shareholders was sold to The Mida’s Touch, a corporation controlled by Mr. Varouxakis for the principal amount outstanding. The Mida’s Touch subsequently sold a portion of such loan to FS Holding Ltd.
     As of February 5, 2007, we entered into a service agreement pursuant to which we have agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our current office space. As of March 9, 2007, such amount equaled $4,008 per month.
     As of February 5, 2007, we agreed to reimburse Free Bulkers for the actual amounts it expended during the fiscal year ended December 31, 2006 in connection with providing us with certain accounting services. In addition, we agreed to enter into a service agreement with Free Bulkers pursuant to which it will provide us with certain accounting services at cost during the fiscal year ending December 31, 2007.

     On May 7, 2007, we entered into an unsecured promissory note in the aggregate principal amount of US $14 million with FS Holdings Limited, one of our principal shareholders, in connection with the financing of our pending vessel acquisitions (see “Item 4. Information on the Company—Recent Developments”). The loan can be drawn by us in tranches of at least US $250,000 per draw. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than US $40 million in an offering of our Common Stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to FS Holdings, in whole or in part, in increments of not less than $500,000. Additionally, we will issue to FS Holdings, for every US $1.0 million drawn under the loan, 50,000 warrants to purchase shares of our Common Stock at an exercise price of US $5.00 per share.
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

     The closing high and low sales prices of our common stock, Class W warrants and Class Z warrants as reported by the Nasdaq® Capital Market, for the quarters and months indicated, are as follows:

For the Years Ended;	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
December 31, 2005	$5.40	$5.33	$1.03	$0.75	$1.17	$0.75
December 31, 2006	5.45	2.62	0.95	0.55	1.20	0.60

For the Quarters Ended:	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
December 31, 2005 (1)	$5.40	$5.33	$1.03	$0.75	$1.17	$0.75
March 31, 2006	5.45	4.50	0.95	0.55	1.20	0.60
June 30, 2006	4.85	3.65	0.58	0.46	0.68	0.48
September 30, 2006	5.07	3.70	0.60	0.30	0.72	0.42
December 31, 2006	4.90	2.62	0.60	0.18	0.70	0.35

(1)	Includes the high and low information from December 16, 2005, the date on which our securities began trading on the Nasdaq® Capital Market.

For the Months Ended:	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
November 30, 2006	$4.20	$3.22	$0.44	$0.26	$0.60	$0.56
December 31, 2006	3.50	2.56	0.48	0.18	0.65	0.01
January 31, 2007	5.52	2.70	1.29	0.24	1.10	0.59
February 28, 2007	4.77	4.53	0.84	0.70	0.78	0.98
March 31, 2007	5.15	4.40	1.06	0.66	1.15	0.83
April 30, 2007	4.997	4.55	1.00	0.81	1.16	1.00

(2)	Includes the high and low information from December 16, 2005, the date on which our securities began trading on the Nasdaq® Capital Market.
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

     C. Material Contracts
     Memoranda of Agreement dated May 1, 2007 regarding vessel acquisitions.
     On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand drybulk carriers from non-affiliated parties for approximately US $114 million. The expected delivery dates of the vessels are June through August 2007. We will contribute up to US $11 million in cash towards the purchase of these vessels and we are obtaining financing in the form of a US $67 million to US $68 million senior loan from HSH Nordbank, a US $21.5 million junior loan from Bank of Tokyo Mitsubishi, and up to US $14 million in the form of a new non-amortizing, unsecured shareholder loan.
     Promissory Note dated May 7, 2007 from FreeSeas Inc. to FS Holdings Limited.
     We entered into an unsecured promissory note in the aggregate principal amount of US $14 million in connection with the financing of our pending vessel acquisitions described above. The note accrues interest at the annual rate of 12.0%, payable upon maturity of the loan. The loan can be drawn by us in tranches of at least US $250,000 per draw. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than US $40 million in an offering of our Common Stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to the lender, in whole or in part, in increments of not less than $500,000. Additionally, we will issue to the shareholder providing the loan, FS Holdings Limited., for every US $1.0 million drawn under the loan, 50,000 warrants to purchase shares of our Common Stock at an exercise price of US $5.00 per share.
     Loan Agreement dated September 2006 between Adventure Four. S.A. and First Business Bank, S.A. — Mortgage dated September 2006 by Adventure Four S.A. in favor of First Business Bank, S.A. — Deed of Assignment dated September 2006 between Adventure Four S.A. and First Business Bank, S.A.
     Adventure Four owned the M/V Free Fighter subject to a mortgage securing a loan in the original principal amount of $4,800,000. The loan bore interest at the rate of LIBOR plus 2% and was repayable in twelve quarterly installments of $315,000 each, with the first payment due in April 2007, and a balloon payment of $1,020,000 payable along with the last installment. This loan was secured by the vessel, an assignment of income from the vessel, FreeSeas’ corporate guarantee and a letter of undertaking from Free Bulkers. This loan was repaid in connection with the sale of the M/V Free Fighter.
     The loan agreement also includes affirmative and negative covenants of Adventure Four, such as the maintenance of operating accounts, minimum cash deposits and minimum market values. Adventure Four is further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lender.
     Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V. — Mortgage dated October 24, 2005 by Adventure Two S.A. in favor of Hollandsche Bank-Unie N.V. - Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.

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
     Loan Agreement dated August 2, 2004, as amended on April 25, 2005 and October 7, 2005, among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny” and Loan Agreement dated September 20, 2004, as amended on April 25, 2005 and October 7, 2005, among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”
     On August 2, 2004 and September 20, 2004, we entered into loan agreements with G. Bros S.A. and V Capital S.A. in connection with the extension by G. Bros and V Capital of loans in the principal amount of $1,579,447 and $2,554,737, respectively. The proceeds of these two loans were used by us to purchase the M/V Free Destiny and the M/V Free Envoy. The loans are interest-free. These loans were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000.
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
     We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Ion G. Varouxakis, Chief Executive Officer, FreeSeas Inc., 89 Akti Miaouli & Mavrokordatou, Piraeus, Greece, telephone number 011-302104528770 or facsimile number 011-302104291010.
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
     Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $102,041 based upon our debt level during the period in 2006 during which we had debt outstanding.

     The following table sets forth the sensitivity of the loan on the M/V Free Destiny in U.S. dollars to a 100-basis-point increase in LIBOR during the next two years on the same basis.

Year	Amount
2007	$32,536
2008	$26,516
     The following table sets forth the sensitivity of the loan on the M/V Free Envoy in U.S. dollars to a 100-basis-point increase in LIBOR during the next year on the same basis.

Year	Amount
2007	$15,269
     The following table sets forth the sensitivity of the loan on the M/V Free Fighter in U.S. Dollars to a 100-basis-point increase in LIBOR during the next four years on the same basis.

Year	Amount
2007	$44,159
2008	$30,303
2009	$17,850
2010	$408
     Please see “Item 4. Information on the Company — Loans for Vessels” for a full description of each of these loans.
     Foreign Exchange Rate Risk
     We generate all of our revenues in U.S. dollars, but incur approximately 11% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2004, 2005, and 2006, approximately 20%, 38% and 31%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of 10% would have decreased our net income and cash flows in the current year by approximately $5,000 based upon the accounts payable we had denominated in currencies other than the U.S. dollar during fiscal 2006.

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
     Our audit committee is made up of the three independent directors. We believe that Mr. Focko Nauta meets the definition of an audit committee financial expert, as defined for the purposes of Item 16A of Form 20-F, and accordingly serves as our financial expert. Mr. Nauta is independent, as such term is defined in 17 CFR 240.10A-3. We have determined that the number of directors that make up the audit committee reflects the appropriate level of governance for a company of this type and size. All of the audit committee members have experience with the financial management of a company and are familiar with the reports that are provided by management for the purpose of reporting the financial position of the business.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2005(1)	2006
Audit Fees	$200,000	$227,000
Audit-related Fees	$92,000	$3,000
     (1)Audit fees represent fees for professional services related to the audit of our financial statements for the year ended December 31, 2005 and for the period from April 24, 2004 to December 31, 2004. Audit-related fees represent fees for professional services related to the filing of our registration statement with the SEC.
     Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
     Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)(1)

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)(1)

2.1	Specimen Common Stock Certificate(1)

2.2	Form of Class A Warrant(1)

2.3	Form of Class W Warrant(1)

2.4	Form of Class Z Warrant(1)

2.5	Form of Management Stock Option Agreement(1)

4.1	Form of Employment Agreement between Ion G. Varouxakis and FreeSeas Inc.(1)

4.2	2005 Amended and Restated Stock Incentive Plan(2)

4.3	Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.(1)

4.4	Mortgage dated September 29, 2004 by Adventure Three S.A. in favor of Hollandsche Bank-Unie N.V.(1)

4.5	Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.(1)

4.6	Short-Term Loan Agreement in Euros and Optional Currencies dated July 8, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.(1)

4.7	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Two S.A.(1)

4.8	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Three S.A.(1)

4.9	Loan Agreement dated August 2, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny”(1)

4.10	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny”(1)

4.11	Loan Agreement dated September 20, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”(1)

4.12	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”(1)

4.13	Standard Ship Management Agreement dated April 15, 2005 between Free Bulkers S.A. and Adventure Four S.A.(1)

4.14	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Two S.A. and Free Bulkers S.A.(1)

4.15	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Three S.A. and Free Bulkers S.A.(1)

4.16	Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.(1)

4.17	Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.(1)

4.18	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Destiny”(1)

4.19	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Envoy”(1)

4.20	Mortgage dated October 24, 2005 by Adventure Two S.A. in favor of Hollandsche Bank-Unie N.V. (3)

4.21	Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V. (3)

4.22	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V. (3)

4.23	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V. (3)

4.24	Loan Agreement dated September 2006 among Adventure Four, S.A. and First Business Bank S.A.

4.25	Deed of Assignment dated September 2006 between Adventure Four, S.A. in favor of First Business Bank S.A.

4.26	Mortgage dated September 2006 by Adventure Four S.A. in favor of First Business Bank S.A.

4.27	Warrant Clarification Agreement dated May 10, 2007 between FreeSeas Inc. and American Stock Transfer & Trust Company.

4.28	Promissory Note dated May 7, 2007 from Free Seas Inc. in favor of FS Holdings Limited

8.1	Subsidiaries of the Registrant (1)

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

15.1	Code of Business Conduct and Ethics(3)

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-124825) and incorporated herein by reference.

(2)	Previously filed as Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.
By:	/s/ Ion G. Varouxakis
	Name:	Ion G. Varouxakis
	Title:	President and interim Chief Financial Officer

Dated: May 17, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
FreeSeas Inc.:
We have audited the accompanying consolidated balance sheets of FreeSeas Inc. and its subsidiaries as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2006, and for the period from April 23, 2004 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FreeSeas Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, and for the period from April 23, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers S.A.
Athens, Greece
May 17, 2007

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States Dollars, except for share data)

		December 31,
	Notes	2006	2005
ASSETS
CURRENT ASSETS
Cash in hand and at bank		372	3,285
Trade receivables, net		278	520
Inventories		242	42
Insurance claims		485	762
Due from related party	9	40	677

Total current assets		1,417	5,286

Fixed assets, net	3	19,369	23,848
Deferred charges, net	4	2,300	706

Total Assets		23,086	29,840

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank overdraft		2,000	—
Accounts payable	5	2,003	1,176
Accrued liabilities	6	1,515	1,540
Unearned revenue		179	172
Shareholders’ loans, current portion	8	1,218	950
Due to related parties	9	—	893
Long-term debt, current portion	7	3,345	5,500

Total current liabilities		10,260	10,231

Long-term debt, net of current portion	7	4,485	7,500
Shareholders’ loans, net of current portion	8	1,334	2,250
Other liabilities		—	154

Total long-term liabilities		5,819	9,904

Total Liabilities		16,079	20,135
Commitments and contingencies	11
SHAREHOLDERS’ EQUITY
Preferred shares (5,000,000 authorized with par value $0.001, nil issued and outstanding as at 2006 and 2005)	13	—	—
Common shares (40,000,000 authorized with par value $0.001, 6,290,100 shares issued and outstanding as at 2006 and 2005)		6	6
Additional paid-in capital		9,703	9,242
Retained earnings / (deficit)		(2,702)	622
Deferred stock compensation		—	(165)

Total shareholders’ equity		7,007	9,705

Total Liabilities and Shareholders’ Equity		23,086	29,840

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF INCOME
(All amounts in tables in thousands of United States Dollars, except for share data)

			For the Period from
			Date of Inception
	For the year ended	For the year ended	(April 23, 2004) to
	December 31, 2006	December 31, 2005	December 31, 2004
OPERATING REVENUES	11,727	10,326	2,830
OPERATING EXPENSES:
Vessel operating expenses	(4,483)	(3,596)	(786)
Voyage expenses	(689)	(55)	(16)
Depreciation expense	(4,479)	(3,553)	(872)
Amortization of deferred dry-docking and special survey costs	(442)	(355)	(109)
Management fees to a related party	(540)	(488)	(180)
Commissions	(799)	(553)	(127)
Compensation costs	(651)	(200)	—
General and administrative expenses	(1,925)	(321)	(34)

(Loss) Income from operations	(2,281)	1,205	706

OTHER INCOME (EXPENSE):
Finance Costs	(1,004)	(1,076)	(240)
Interest income	19	8	4
Other	(58)	15

Other expense	(1,043)	(1,053)	(236)

Net (loss) income	(3,324)	152	470

Basic (loss) earnings per share	$(0.53)	$0.03	$0.10
Diluted (loss) earnings per share	$(0.53)	$0.03	$0.10
Basic weighted average number of shares	6,290,100	4,574,588	4,500,000
Diluted weighted average number of shares	6,290,100	4,600,444	4,500,000
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in tables in thousands of United States Dollars, except for share data)

			For the Period from
			Date of Inception
	For the year ended	For the year ended	(April 23, 2004) to
	December 31, 2006	December 31, 2005	December 31, 2004
Cash Flows from Operating Activities:
Net (loss) income	(3,324)	152	470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,479	3,553	872
Amortization of deferred charges	514	433	127
Amortization of debt discount	77	153	66
Provision for doubtful receivables	202	—	—
Write off of deferred finance costs	32	50	—
Dry-docking and special survey	(2,069)	(379)	(641)
Compensation costs for stock options granted	651	180	—
Changes in:
Trade receivables	40	(225)	(295)
Inventories	(200)	(1)	(41)
Due from related party	637	(431)	(246)
Insurance Claims	277	(762)	—
Accounts payable	827	761	415
Accrued liabilities	(25)	1,424	116
Unearned revenue	7	(112)	284
Due to related party	(893)	774	119
Other liabilities	(154)	154	—

Net Cash from Operating Activities	1,078	5,724	1,246

Cash Flows from Investing Activities:
Vessel acquisitions	—	(11,213)	(17,060)
Restricted cash	—	400	(400)

Net Cash used in Investing Activities	—	(10,813)	(17,460)

Cash Flows from Financing Activities:
Net movement in bank overdraft	2,000	(37)	37
Proceeds from long-term debt	2,330	10,700	11,000
Loans from shareholders	—	4,216	3,675
Payments of long-term debt	(7,500)	(7,850)	(850)
Payments of loans from shareholders	(750)	(4,416)	(568)
Issuance of common stock, net (note 13)		5,901	5
Shareholders’ contributions	—	105	2,966
Shareholders’ advance	—	(600)	600
Deferred financing costs	(71)	(106)	(190)

Net Cash (used in) provided by Financing Activities	(3,991)	7,913	16,675

Net (decrease) increase in cash in hand and at bank	(2,913)	2,824	461

Cash in hand and at bank, Beginning of Period	3,285	461	—

Cash in hand and at bank, End of Period	372	3,285	461

Supplemental Cash Flow Information:
Cash paid for interest	758	588	77
Non-cash shareholder distributions	25	19	55
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(All amounts in tables in thousands of United States Dollars, except for share data)

					Additional
	Preferred	Preferred	Common	Common	Paid-in	Retained	Deferred Stock
	Shares	Shares $	Shares	Shares $	Capital	Earnings	Compensation	Total
Issuance of shares	—	—	4,500,000	5	—	—	—	5
Contributions from shareholders	—	—	—	—	2,966	—	—	2,966
Distributions to shareholders	—	—	—	—	(55)	—	—	(55)
Net income				—	—	470		470

Balance December 31, 2004	—	—	4,500,000	5	2,911	470	—	3,386
Issuance of shares, net (note 13)	—	—	1,790,100	1	5,900	—	—	5,901
Contributions from shareholders	—	—	—	—	105	—	—	105
Distributions to shareholders	—	—	—	—	(19)	—	—	(19)
Issuance of stock options	—	—	—	—	345	—	(165)	180
Net income	—	—	—	—	—	152	—	152

Balance December 31, 2005	—	—	6,290,100	6	9,242	622	(165)	9,705
Issuance of shares, net (note 13)				—		—	—
Distributions to shareholders			—	—	(25)	—	—	(25)
Stock compensation expense			—		486		165	651
Net (loss)/income			—		—	(3,324)	—	(3,324)

Balance December 31, 2006	—	—	6,290,100	6	9,703	(2,702)	—	7,007

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
1. Basis of Presentation and General Information
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship owning companies Adventure Two S.A., Adventure Three S.A. and Adventure Four S.A. Hereinafter, the consolidated companies referred to above will be referred to as “FreeSeas,” “the Group” or “the Company.”
FreeSeas owns and operates three Handysize dry bulk carriers. Free Bulkers S.A., a Marshall Islands company, which manages the vessels, is a company owned by common shareholders of FreeSeas. The management company is excluded from the Group.
FreeSeas consists of the companies listed below as at December 31, 2006:
Company
FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.
The 2004 financial statements reflect the results of the operations of the Company from its inception. The three dry bulk carriers were purchased by their vessel-owning subsidiaries on August 4, 2004, September 29, 2004 and June 14, 2005, respectively, from unrelated third parties. The vessels were acquired without existing charters.
On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity Partners Acquisition Company Inc. (“Trinity”) into FreeSeas (“the Transaction”). On December 15, 2005, Trinity shareholders approved the Transaction whereby Trinity was merged into Freeseas. Accordingly, the Company issued 1,786,000 shares of common stock in exchange for 100% of the equity of Trinity. FreeSeas obtained $7,100 cash from Trinity on issuance of shares. FreeSeas acquired all of the assets and assumed all of the liabilities of Trinity as a result of the Transaction. Accordingly this transaction was accounted for as an issuance of stock for cash (see Note 13).
The Company generated net cash from operating activities of $ 1,078 for the year ended Dec. 31, 2006. For the same year it has a net loss of $ 3,324 primarily due to increased depreciation charges of $ 4,479 and increased general and administrative expenses of $ 1,925 incurred in conjunction with its first year of operations as a publicly traded company. The negative working capital of $ 8,843 as at Dec. 31, 2006 resulted primarily from net reduction of long term debt of $ 5,170 (see Note 7) and deferred charges of $ 2,069 (see Note 4). Subsequent events (see Note 17) and current freight rates in the drybulk market have contributed in meeting the Company’s current obligations. The directors are confident that the Company will continue to operate and grow without significant liquidity difficulties.
2. Significant Accounting Policies
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All significant inter-company balances and transactions have been eliminated. The consolidated financial statements represent a consolidation of the entities within the legal structure of FreeSeas, as listed above.
Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.
Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Foreign Currency Translation: The functional currency of the Group is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.
Trade Receivables: The amount shown as Trade Receivables at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful debts. An estimate is made of the allowance for doubtful debts based on a review of all outstanding amounts at year end, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified.
Inventories: Inventories, which are comprised of bunkers, lubricants, provisions and stores remaining on board the vessels at year end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.
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
Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses) and during the period before they commence operations. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expenses as incurred.
Vessels’ Depreciation: The cost of the Group’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Management estimates the useful life of the Group’s vessels to be 27 years from the date of construction.
Impairment of Long-lived Assets: The Group reviews long-lived assets to be held and used or to be disposed of for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group’s vessels, as of the year end, indicated no impairment.
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
Financing Costs: Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods, using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, if the refinancing is deemed to be a debt extinguishment under the provision of EITF 96-19.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.
Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage while the related voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, the Group agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.
Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
Unearned Revenue: Unearned voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.
Profit Sharing Arrangements: From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may receive additional income at an agreed percentage of net earnings earned by such charterer, where those earnings are over the base rate of hire and settled periodically, during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned. During the years ended December 31, 2006, 2005 and 2004, the Company earned $0, $776,335 and $295,000, respectively, from the profit sharing arrangements.
Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income as incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.
Stock-Based Compensation: On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-based Payments”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards. SFAS No. 123R supersedes the accounting treatment the Company had previously used to recognize expense for stock- based compensation under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and the pro-forma disclosure guidelines of SFAS No. 123, “Accounting for Stock-Based Compensation”. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to certain issues surrounding the implementation of SFAS No. 123R. The Company has applied the provision of SAB No. 107 in its adoption of SFAS No. 123R.
At adoption date of SFAS No. 123R, the Company used the modified prospective method as the transition method per SFAS No. 123R guidance.
As a result of the adoption of SFAS No. 123R, the Company’s net income for the year ended December 31, 2006 was $651 lower than the amount that would have been recognized under the Company’s previous accounting method for share-based compensation. In addition, the impact from applying the provisions of SFAS No. 123R on basic and diluted earnings per share for the year ended December 31, 2006 was $(0.14).

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148 for fiscal year 2005:

For the year ended
December 31, 2005
Net income available to common shareholders, as reported
As reported	152
Add: Stock-based employee compensation expense included in reported net income	180
Deduct: Total stock compensation expense determined under the fair value based method	(1,075)
Net income available to common shareholders, pro forma	(743)
Basic earnings (loss) per share — as reported	$0.03
Basic earnings (loss) per share — pro forma	$(0.16)
Diluted earnings (loss) per share — as reported	$0.03
Diluted earnings (loss) per share — pro forma	$(0.16)
The fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the year ended
December 31, 2005
Expected life of option (years) (1)	5
Risk-free interest rate (2)	4.35%
Expected volatility of the Company’s stock (3)	37.50%
Expected dividend yield on Company’s stock	—

(1)	The expected life of options (in years) is based on the expected exercise date of the options.

(2)	Risk Free Rate is the yield on a U.S. Government Zero Coupon Bond with a maturity equal to the term of the grant.

(3)	Expected volatility is calculated by monitoring the volatility of ten shipping companies listed in NASDAQ for the last 30 months (Source: Bloomberg’s Financial Markets Commodities News).
Segment Reporting: The Group reports financial information and evaluates its operations by total charter revenues. The Group does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.
Comprehensive Income: SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components and requires restatement of all previously reported information for comparative purposes. For the years ended December 31, 2006 and 2005 and for the period from April 23, 2004 through December 31, 2004, comprehensive income was the same as net income.
Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.
Recent Accounting Developments:
In March 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. SFAS No. 156 amends SFAS No. 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS No. 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS No. 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet released financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.
In September 2006, the FASB issued SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have a material effect on its consolidated financial statements.
In September 2006, the SEC issued SAB No. 108, “Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in qualifying current year misstatements for the purpose

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
of materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statements errors based on both the roll-over method and the iron curtain method regarding the effects of each of the Company’s balance sheets and statement of operations and the related financial statements disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment s recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any effect on the Company’s consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements”. The Company elected to not adopt early and does not expect the adoption to have a material effect on the consolidated financial statements.
3. Fixed Assets

		Accumulated
	Vessel cost	depreciation	Net book value
Acquisition of vessels	17,060		17,060
Depreciation		(872)	(872)

December 31, 2004	17,060	(872)	16,188

Acquisition of vessels	11,213		11,213
Depreciation		(3,553)	(3,553)

December 31, 2005	28,273	(4,425)	23,848
Depreciation	—	(4,479)	(4,479)

December 31, 2006	28,273	(8,904)	19,369

In June 2005, FreeSeas, through a newly formed subsidiary, acquired a Handysize vessel originally built in 1982. The purchase price of the vessel was $11,025. The vessel was delivered charter-free. FreeSeas financed $7,000 of the purchase price with a non-affiliated third party lender (Note 7). To pay the balance of the purchase price and for working capital, the shareholders of FreeSeas lent $4,216 to FreeSeas, which was repaid from the funds that became available upon the consummation of the transaction with Trinity in December 2005 (Note 1).
4. Deferred Charges

	Dry-docking	Special survey cost	Financing costs	Total
Additions	340	301	190	831
Amortization	(80)	(29)	(18)	(127)

December 31, 2004	260	272	172	704

Additions	299	80	106	485
Written-off	—	—	(50)	(50)
Amortization	(238)	(117)	(78)	(433)

December 31, 2005	321	235	150	706
Additions	715	1,354	71	2,140
Written-off		—	(32)	(32)
Amortization	(306)	(136)	(72)	(514)

December 31, 2006	730	1,453	117	2,300

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
In 2006, the loan with Egnatia Bank was fully repaid and the unamortized balance of the related financing fees of $32 was written off in Finance Costs in the accompanying Consolidated Statement of Income (see Note 7).
5. Accounts payable
Accounts payable are comprised of the following amounts:

	December 31, 2006	December 31, 2005
Suppliers	1,820	603
Agents	57	545
Insurers	126	28

Total	2,003	1,176

6. Accrued liabilities
Accrued liabilities comprise the following amounts:

	December 31, 2006	December 31, 2005
Accrued wages	28	83
Accrued interest	42	23
Accrued insurance and related liabilities	226	649
Accrued drydocking and special survey costs	865
Accrued financial advisory costs	155	431
Other accrued expenses	199	354

Total	1,515	1,540

7. Long-term debt
Long-term debt as of December 31, 2006 and December 31, 2005 consists of the following bank loans:

	December 31, 2006			December 31, 2005
Lender	Current portion	Long-term portion	Total	Current portion	Long-term portion	Total
First Business Bank., (M/V Free Fighter),(c)	945	1,385	2,330	—	—	—
Hollandsche Bank — Unie N.V. (M/V Free Destiny)	225	3,100	3,325	375	3,325	3,700
Hollandsche Bank — Unie N.V. (M/V Free Envoy)	2,175	—	2,175	2,125	2,175	4,300
Egnatia Bank (M/V Free Fighter)	—	—	—	3,000	2,000	5,000

Total	3,345	4,485	7,830	5,500	7,500	13,000

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
The repayment terms of the loans outstanding as of December 31, 2006 were as follows:

Lender	Vessel	Repayment Terms (b)

First Business Bank (c)	M/V FREE FIGHTER (a)	Twelve quarterly installments of US$315 each, the first being due in April 2007, and a balloon payment of US$1,020 payable together with the last installment. Interest rate at 2.00% above LIBOR.

Hollandsche Bank — Unie N.V.	M/V FREE DESTINY (a)	Eight quarterly installments of US$75 the first due in December 2005, one quarterly installment of US$100 in March 2008, two quarterly installments of US$500 and a balloon payment of US$2,000 due in December 2008. Interest rate at 1.95% above LIBOR.

Hollandsche Bank — Unie N.V. (d)	M/V FREE ENVOY(a)	Twelve quarterly installments of US$425 each, the first being due in December 2004 and a balloon payment of US$900 in December 2007. Interest rate at 1.95% above LIBOR.

Egnatia Bank	M/V FREE FIGHTER (a)	Four quarterly installments of US$750, six quarterly installments of US$250 and a balloon payment of US$500. The loan was fully repaid in 2006. Interest rate at 1.875% above LIBOR.
a) The vessels indicated in the above table are collateralized against the respective loans.
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
In September 2005, the Company refinanced the loan related to the acquisition of Free Destiny. The loan was refinanced with Hollandsche Bank-Unie N.V. for an amount of $3,700. The previous loan from Corner Banca S.A. was repaid and treated as an extinguishment.
c) The loan will be drawn in two advances as follows: Advance A of $ 2,330 to repay the loan of Adventure Four S.A with Egnatia Bank and Advance B of $ 2,470 (drawn down in January 2007, see subsequent events, Note 17) to repay the overdraft facility of $2,000 granted to Adventure Four S.A by Hollandsche Bank — Unie N.V. and the balance of $ 470 to finance the special survey and drydocking costs of the M/V Free Fighter. As of December 31, 2006, the Company had drawn only Advance A.
d) In September 2005, the Company amended the loan related to the acquisition of Free Envoy, pursuant to which the interest was reduced to 1.95% above LIBOR.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
The annual repayments of the above loans at December 31, 2006 for the next four years are as follows:

Year	Amount
2007	3,345
2008	3,553
2009	453
2010	479

Total	7,830

8. Shareholders’ loans

Amount
Shareholders’ loans	4,134
Debt discount	(459)
Payment	(568)
Debt discount decrease	55
Debt discount amortization	66

December 31, 2004	3,228

New loan	4,216
Payment	(4,416)
Debt discount decrease	19
Debt discount amortization	153

December 31, 2005	3,200

Payment	(750)
Debt discount decrease	25
Debt discount amortization	77

December 31, 2006	2,552

This amount represents interest-free loans from shareholders used in the partial financing of the acquisition of the vessels. The long-term liability has been recorded at fair value, and the resulting debt discount is accreted over the term of the loans using the effective interest rate method. The short term portion of the shareholder loans amounts to $1,250 and is shown in the financial statement line “Shareholders’ loans, current portion.”
The original loan amounts were $4,134, with a related debt discount of $459. A repayment of $568 was effected at December 31, 2004, with a corresponding decrease in the debt discount of $55. The 2004 debt discount amortization was $66. The remaining gross debt balance of $3,566 was outstanding at December 31, 2004.
A repayment of $200 was effected in the first quarter of 2005 with a corresponding decrease in the debt discount of $19. The 2005 debt discount amortization was $153. The remaining gross debt balance of $3,366 was outstanding at December 31, 2005. The implicit interest rates were 4.5% and 4.7% for the year/periods ended December 31, 2005 and 2004, respectively.
Total repayments of $750 were effected in the first, third and fourth quarters of 2006 with a corresponding decrease in the debt discount of $25. The 2006 debt discount amortization was $77. The remaining gross debt balance of $2,617 (remaining unamortized debt discounts of $65) was outstanding at December 31, 2006. The implicit interest rates were 3.2%, 4.5% and 4.7% for the year/periods ended December 31, 2006, 2005 and 2004, respectively.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
On April 25, 2005, the terms of these loans were amended. The new terms called for the principal balance of the loans to be repaid in eight equal quarterly installments of US $250 beginning in March 31, 2006 and ending December 3, 2007, and a balloon payment for the balance due January 1, 2008. Further, the amended terms required that after the completion of the Transaction with Trinity and subject to the Company raising additional capital of at least US $12,500, the outstanding principal balance of the loans would become immediately payable. As of December 31, 2005, the conditions for immediate repayment have not been met.
The repayment of the loans required a portion of the imputed interest to be treated as non-cash shareholder distribution. For the amendment to the terms of the loans, the remaining discount will be amortized over the revised repayment period.
To finance a portion of the purchase price of the new vessel and for working capital requirements, all of the FreeSeas shareholders existing prior to the Transaction with Trinity loaned $4,216 to the Company during 2005, which is interest-free, and which was to be repaid from the funds that became available upon the consummation of the Transaction with Trinity. These funds were repaid during December 2005. As the loan was provided interest free, with no fixed or determinable repayment date, management has imputed $105 of interest for the year ending December 31, 2005 that has been treated as a shareholder contribution, using a market interest rate.
The annual repayments of shareholders loans at December 31, 2006 are as follows:

Year	Amount
2007	1,218
2008	1,334

Total	2,552

9. Related party transactions
Purchases of services
All the active vessels listed in Note 1 receive management services from Free Bulkers S.A., a Marshall Islands corporation (“Free Bulkers”), pursuant to a ship-management agreement between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly management fee of $15 based on a thirty (30) day month. FreeSeas also pays Free Bulkers a fee equal to 1 1 /4% of the gross freight or hire collected from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services.
The total management fee for the years ended December 31, 2006, 2005 and 2004 amounted to $540,0 $487.5 and $180.0 respectively. The related expenses are separately reflected in the accompanying Consolidated Statements of Income.
As of December 31, 2006 the balance due from/due (to) related parties was $40 receivable, and as of December 31, 2005 $677 receivable and $(893) payable, respectively.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
Employment agreements
During the period ended December 31, 2004, the executives of the Company were not paid compensation. Upon consummation of the Transaction (see note 13), FreeSeas entered into employment agreements with three directors. The agreements are for initial three-year terms, with additional two-year renewal terms. Under the agreements, each officer’s annual base salary is $150, which is subject to increases as may be approved by FreeSeas’ Board of Directors. Each officer is also entitled to receive performance or merit bonuses as determined from time to time by FreeSeas’ Board or a committee of the Board and to reimbursement of expenses and other employee benefits as may be implemented.
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
10. Earnings per share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2005	December 31, 2004
Numerator:
Net (loss)/income — basic and diluted	(3,324)	152	470
Basic earnings per share:
Weighted average common shares outstanding	6,290,100	4,574,588	4,500,000
Diluted earnings per share:
Weighted average common shares outstanding	6,290,100	4,574,588	4.500.000

Dilutive potential common shares	—	20,825	—
Options
Warrants	—	5,031	—
Dilutive effect	—	25,856	—

Weighted average common shares-diluted	6,290,100	4,600,444	4,500,000

Basic (loss) earnings per common share	$(0.53)	$0.03	$0.10
Diluted (loss) earnings per common share	$(0.53)	$0.03	$0.10

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
Potentially dilutive options to purchase 673,488 shares of common stock for the year ended December 31, 2006 were not included in the computation of diluted per share amounts because they would have an anti-dilutive effect due to net loss.
The 12,500 Series A and/or 65,000 Series B Units issuable upon exercise of the purchase option granted to HCFP (see Note 11) for shares and warrants are excluded from computing the diluted earnings per share of the Company for the year ended December 31, 2006 as their effects were anti-dilutive to the Company since they were “out of money.”
11. Commitments and contingencies
Agreement with financial advisor
FreeSeas entered into an agreement with the financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the Transaction (December 15, 2005) with Trinity and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. The Company has accrued the liability for its present value (see Note 6). In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor will provide certain financial and consulting services and advice, for which the Company will pay up to $400, payable in amounts equal to 5% of each $1,000 received by FreeSeas from the exercise of FreeSeas warrants. The amount outstanding as of December 31, 2006 is $154.
Shares, warrants and options committed to HCFP Brenner Securities LLC
In connection with Trinity’s initial public offering (“IPO”), HCFP Brenner Securities LLC (“HCFP”) was engaged to act as Trinity’s non-exclusive investment banker in connection with its merger and be paid a fee in connection therewith of $75, and receive 7,500 shares of common stock and five-year warrants to purchase 15,000 shares of common stock at $5.00 per share. Trinity paid HCFP $75 at the closing of the Transaction and FreeSeas issued HCFP the shares and warrants referred to previously in accordance with the terms of Transaction.
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

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
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
Loan guarantees
In connection with the loans of Adventure Two and Adventure Three FreeSeas has guaranteed $500 of the principal amount of each loan and has further guaranteed the principal amount of the loan of Adventure Four.
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
Prior to January 1, 2006 the Company accounted for the Plan under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and under APB Opinion No. 25 using the intrinsic value method and using guidance in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” FIN 38, “Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock,” and FIN 44, “Accounting for Certain Transactions involving Stock Compensation.”
As of January 1, 2006, the Company is recognizing stock based compensation expense in accordance with SFAS No. 123(R).
Further, in April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities are the executive officers of FreeSeas. The terms of the warrants provided that these warrants become exercisable on the later of July 29, 2005, or consummation of the Transaction. The warrants otherwise expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share and expire on July 29, 2011. These warrants were exercisable immediately upon the closing of the Transaction.
These warrants have been treated as similar to options and have been accounted for by the Company under APB Opinion No. 25 and following the guidance in FIN 38 and FIN 44. Since the warrants are exercisable immediately upon issuance, these are considered to have been fully vested on the date of grant. For the year ended December 31, 2005, the Company has recorded a total charge of $180,000 in its Consolidated Statement of Income as “Compensation Costs” relating to these options and warrants. Presented below is a table reflecting the activity in the options (including the warrants described above and referred hereto as “Options”) from April 26, 2005 through December 31, 2006.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)

					Options	Warrants
	Options	Warrants	Total	Exercise price	exercisable	exercisable	Total	Exercise price
January 1, 2005	—			—				—
Granted	750,000	200,000	950,000	$5.00
Exercised	—			—				—
Cancelled	—			—				—
Options — December 31, 2005	750,000	200,000	950,000	$5.00	250,000	200,000	450,000	$5,00
December 31, 2006	750,000	200,000	950,000	$5.00	250,000	200,000	450,000	$5,00
The weighted average fair value of the Company’s options granted during the year ended December 31, 2005, calculated using the Black-Scholes option pricing model, was $2.31 per share. During the years ended December 31, 2006 and 2005, respectively 250,000 and 450,000 options have vested and are exercisable. As of December 31, 2006, the remaining contractual life of the options is four years and the total compensation costs related to non-vested awards not yet recognized is $94 and will be expensed in 2007.The Company did not grant any stock options during 2006.
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
In conjunction with the above amendments, the Board authorized a 9,000 to 1 stock split, such that the 500 outstanding shares held by the shareholders of record as of April 26, 2005 were split to 4,500,000 shares. Therefore, of the 40,000,000 shares of common stock authorized, 4,500,000 shares were issued and outstanding as of December 31, 2004. None of the 5,000,000 shares of preferred stock authorized were outstanding as of December 31, 2004.
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
Trinity entered into an agreement with HCFP pursuant to which HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with a business combination and would receive 7,500 shares of

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
the Trinity’s common stock and 15,000 Class Z warrants to purchase Trinity’s common stock at an exercise price $5.00 per share. On December 15, 2005 Trinity was merged with and into the Company and the Company has asuumed Trinity’s obligation to HCFP. Further the Company’s transfer agent issued the respective shares and warrants on August 21, 2006.
The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of December 31, 2005 and 2006, respectively.
14. Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying Consolidated Statements of Income.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country that grants an equivalent exemption from income taxes to U.S. corporations. All the Group’s ship-operating subsidiaries satisfy this initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations or, in the alternative, the ship-owning companies must be beneficially owned by a publicly traded company, which has a certain trading volume. The Group’s ship-operating subsidiaries also currently satisfy the more than 50% beneficial ownership requirement based on the trading volume of FreeSeas, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Group’s control.
15. Financial instruments
The principal financial assets of the Group consist of cash in hand and at bank, trade receivables and due from related party. The principal financial liabilities of the Group consist of bank overdraft, long-term bank loans, accounts payable and accrued liabilities paid directly by the Group.
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

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
16. Revenue from Voyages
Revenue from significant customers (constituting more than 10% of total revenue), are as follows:

Operating revenues
Charterer	December 31, 2006
Oldendorff	20%
Seaside	12%
Cargill	Under 10%
Copenship	Under 10%
The Group operates on a worldwide basis in one operating segment — the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination is presented as follows:

	Operating revenues
	December 31, 2006	December 31, 2005	December 31, 2004
Europe	3,031	4,412	1,988
South America	1,803	496	436
Asia	4,758	3,399	—
Africa	2,135	2,019	406

Total	11,727	10,326	2,830
17. Subsequent events
In January 2007, the Company drew down Advance B of $2,470 of the loan with First Business Bank (Note 7).The total repayment of the Advance A and Advance B of the respective loan were made on April 27th 2007 from the outcome of the sale of M/V Free Fighter.
On March 13, 2007, the Company entered into a memorandum of agreement to sell the M/V Free Fighter for a contract price of $11,075. The M/V Free Fighter was delivered to the new owners on April 27th, 2007.
The Company changed the estimated useful life of its vessel the M/V Free Fighter, to 30 years, based on management’s re-evaluation of its useful life.
On May 1, 2007, we entered into memoranda of agreement to purchase four secondhand drybulk carriers from non-affiliated parties for approximately US$114 million and placed a deposit of US$11.4 million with the respective sellers. The deposit was funded with the US$6 million available cash form the sale of the Free Fighter and US$5.5 million drawn down from the shareholder loan. If we choose not to proceed with the acquisition, we will lose our deposit. Each vessel will be purchased by a newly created wholly owned subsidiary, which will be incorporated shortly before the delivery of the respective vessel. The vessels are expected to be delivered between the months of June and August 2007.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States Dollars, except for share data)
In connection with the completion of the purchase of the four vessels, the Company intends to finance the remaining balance of the purchase price for the vessels, as follows:

•	Up to US$67 million to US$68 million in a senior loan from HSH Nordbank and US$21.5 million in a junior loan from Bank of Tokyo Mitsubishi for which we received a commitment letter from both banks;

•	Up to US$8.5 million in a non-amortizing, unsecured shareholder loan;

•	Up to US$4 million from HBU secured by our other assets for which we have received a preliminary term sheet; and

•	Up to an additional US$1 million from our expected available cash.
The loan from one of our principal shareholders, accrues interest on the outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000 in an offering of the Company’s common stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note.Additionally, the Company will issue to shareholder, for every $1,000 drawn under the loan, 50,000 warrants to purchase shares of the Company’s common stock at an exercise price of $5.00 per share. On May 7, 2007, the Company drew down $5,500 from the shareholder loan in connection with the deposits to be posted under the memoranda of agreement for the acquisition of the vessels. The Company will issue the shareholder 250,000 warrants to purchase shares of the Company’s common stock at an exercise price of $5.00 per share in connection with such draw down.