Form 20-F
period 2007-12-31
FreeSeas Inc.
filed 2008-05-12
CIK 1325159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________
For the transition period from                      to
COMMISSION FILE NUMBER 333-124825
FREESEAS INC.
(Exact Name of Registrant as Specified in its Charter)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
89 Akti Miaouli & 4 Mavrokordatou Street, Piraeus, Greece
(Address of principal executive offices)
Mr. Ion G. Varouxakis
89 Akti Miaouli & 4 Mavokordatou Street
Piraeus, Greece
Telephone: 30-210-45-28770
Fax: 30-210-42-91-010
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company contact person)
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
We had 20,743,456 shares of common stock outstanding as of December 31, 2007.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes      ☑ No
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes      ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☑                                                                  IFRS as issued by IASB ☐                                                                  Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17      ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☑ No

PART I		1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

ITEM 4.	INFORMATION ON THE COMPANY	23

ITEM 4A.	UNRESOLVED STAFF COMMENTS	40

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64

ITEM 8.	FINANCIAL INFORMATION	67

ITEM 9.	THE OFFER AND LISTING	67

ITEM 10.	ADDITIONAL INFORMATION	68

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	82

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83

PART II		84

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	84

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	84

ITEM 15.	CONTROLS AND PROCEDURES	84

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	85

ITEM 16B.	CODE OF ETHICS	85

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	85

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	85

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	86

PART III		87

ITEM 17.	FINANCIAL STATEMENTS	87

ITEM 18.	FINANCIAL STATEMENTS	87

ITEM 19.	EXHIBITS	87
EX-4.34 Supplemental Agreement
EX-4.35 Memorandum of Agreement
EX-4.36 Memorandum of Agreement
EX-4.37 Supplemental Agreement
EX-4.38 Memorandum Agreement
EX-4.39 Facility Agreement
EX-4.40 First Preferred Mortgage
EX-4.41 First Preferred Mortgage
EX-4.42 First Preferred Mortgage
EX-4.43 Loan Agreement
EX-4.44 First Preferred Mortgage
EX-4.45 Deed of Covenants
EX-4.46 Credit Agreement
EX-4.47 Short Term Loan Agreement
EX-4.48 Rollover Loan Agreement
EX-4.49 First Preferred Mortgage
EX-4.50 Deed of Covenants
EX-4.51 Second Preferred Mortgage
EX-4.52 Second Preferred Mortgage
EX-8.1 Subsidiaries of the Registrant
EX-12.1 Section 302 CEO Certification
EX-12.2 Section 302 CFO Certification
EX-13.1 Section 906 CEO Certification
EX-13.2 Section 906 CFO Certification
EX-15.2 Consent of PriceWaterhouseCoopers LLP

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our ability to leverage to our advantage our manager’s relationships and reputation in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	global and regional political conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors.”
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
          A. Selected Consolidated Financial Data
          The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2007, 2006 and 2005 and for the period from April 23, 2004 (date of inception) to December 31, 2004. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2007 and 2006 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

				From Inception
	Year Ended December 31,			(April 23, 2004) to
	2007	2006	2005	December 31, 2004
Statement of Operations Data:
Operating revenues	$20,147,000	$11,727,000	$10,326,000	$2,830,000
Income (loss) from operations	5,761,000	(2,281,000)	1,205,000	706,000
Other expense	(5,917,000)	(1,043,000)	(1,053,000)	(236,000)
Net (loss) income	(156,000)	(3,324,000)	152,000	470,000

Earnings Per Share Data:
Net (loss) income per share:
Basic (loss) earnings per share	$(0.02)	$(0.53)	$0.03	$0.10
Diluted (loss) earnings per share	$(0.02)	$(0.53)	$0.03	$0.10
Weighted average number of shares:
Basic weighted average number of share	8,786,287	6,290,100	4,574,588	4,500,000
Diluted weighted average number of shares	8,786,287	6,290,100	4,600,444	4,500,000

	December 31,
	2007	2006	2005	2004
Selected Balance Sheet Data:
Cash in hand and at bank	$63,394,000	$372,000	$3,285,000	$461,000
Net working capital (deficiency)	47,343,000	(8,843,000)	(4,945,000)	(3,528,000)
Total assets	191,972,000	23,086,000	29,840,000	18,335,000
Long-term debt, including current portion	56,300,000	7,830,000	13,000,000	10,150,000
Shareholders’ loan and advance	—	2,552,000	3,200,00	3,828,000
Total shareholders’ equity	112,626,000	7,007,000	9,705,000	3,386,000
          B. Capitalization and Indebtedness
          The following table sets forth our consolidated capitalization as of December 31, 2007:
•	on a historical basis without any adjustment to reflect subsequent events;

•	as adjusted as of April 14, 2008 to reflect (i) regularly scheduled repayments of our existing debt, (ii) the incurrence of debt in connection with the purchase of the M/V Free Knight and the M/V Free Impala, (iii) the deposit on the M/V Free Lady, and (iv) the refinancing of the M/V Free Jupiter.
          Other than the regularly scheduled repayments totaling $2,275, the incurrence of new debt totaling $53,250 in connection with the financing of the purchases of the M/V Free Impala and M/V Free Knight and the $3,575 debt reduction resulting from the refinancing of the M/V Free Jupiter on April 14, 2008, there have been no other material changes in our capitalization between December 31, 2007 and the date of this report.

	Historical as of	As Adjusted as of
	December 31, 2007	April 14, 2008
Debt:
Long-term debt, current portion	$11,800	$18,000
Long-term debt, net of current portion	44,500	85,700

Total debt	$56,300	$103,700

Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value, 40,000,000 shares authorized, 6,290,100 and 20,743,456 shares issued and outstanding, actual and as adjusted	20	20
Additional paid-in capital	115,464	115,464
Accumulated (deficit)	(2,858)	(2,858)

Total shareholders’ equity	$112,626	$112,626

Total capitalization	$168,926	$215,326

     As of December 31, 2007, our actual cash and cash equivalents totaled $63.394 million, and on an “as adjusted” basis, cash and cash equivalents would total $24.58 million.
          C. Reasons for the Offer and Use of Proceeds
          Not applicable.
          D. Risk Factors
     Our business faces certain risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business. If any of the events or circumstances described as risks below or elsewhere in this report actually occurs, our business, results of operations or financial condition could be materially and adversely affected.
          Risk Related to Our Industry
The cyclical nature of the international shipping industry may lead to volatile changes in charter rates and vessel values, which may reduce our revenues and net income.

          We are an independent shipping company that operates in the international drybulk shipping market. Our profitability is dependent upon the charter rates we are able to charge. The supply of and demand for shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried, the distance that those commodities must be moved by sea, and the demand for vessels of a particular size. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, port congestion, and changes in seaborne and other transportation costs. The size of the existing fleet per size category (i.e., Handysize, Handymax, Panamax or Capesize) in any particular drybulk market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.
          In addition to the prevailing and anticipated charter rates, factors that affect the supply and demand for shipping capacity include the rate of newbuilding, scrapping and laying-up, newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.
          The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:
•	economic and market conditions affecting the shipping industry in general;

•	supply of drybulk vessels, including secondhand vessels;

•	demand for drybulk vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.
          Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, any determination that a vessel’s remaining useful life and earnings requires an impairment of its value on our financial statements could result in a charge against our earnings and a reduction in our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than that vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

Charter rates, which in the international drybulk shipping industry approached historic highs in the third quarter of 2007, may decline as a result of increased capacity and slowing worldwide economic growth, thereby reducing our future profitability.
          After reaching a peak in mid-2005, charter rates and vessel values decreased during the remainder of 2005 and the first half of 2006. Since July 2006, charter rates and the value of secondhand vessels have risen sharply, approaching historical record high levels in October and November 2007. We cannot give any assurance as to how long these rate levels may be maintained and, if they begin to decline, to what levels they might fall. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued economic growth particularly in China and India and elsewhere in the world generally, seasonal and regional changes in demand, and changes to the capacity of the world fleet. Adverse industry, economic, political, social or other developments could also decrease the amount and/or profitability of our business and materially reduce our revenues and net income.
          The nature, timing and degree of changes in industry conditions are unpredictable and outside of our control. Some of the factors that influence demand for vessel capacity include:
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
          An oversupply of drybulk carrier capacity may lead to reductions in charter rates and our profitability.
          The market supply of drybulk carriers, primarily Capesize and Panamax vessels, has been increasing, and the number of such drybulk carriers on order are near historic highs. Newbuildings were delivered in significant numbers starting at the beginning of 2006 through 2009. As of December 2007, newbuilding orders had been placed for an aggregate of more than 58% of the current global drybulk fleet, with deliveries expected during the next three to four years. An oversupply of drybulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels’ current charters expire or terminate, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

An economic slowdown in the Asia Pacific region or elsewhere could materially reduce the amount and/or profitability of our business.
          A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain other Asian countries may adversely effect economic growth in China and elsewhere. Our revenues and net income, as well as our future prospects, would likely be materially reduced by an economic downturn in any of these countries.
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
          The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, financial condition and operating results.
Charter rates are subject to seasonal fluctuations, which may adversely affect our operating results.
          Our fleet consists of Handysize and Handymax drybulk carriers that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. Grain shipments are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly. As a result of these and other factors, the drybulk shipping industry is typically stronger in the fall and winter months. Therefore, we expect our revenues from our drybulk carriers to be typically weaker during the fiscal quarters ended June 30 and September 30 and, conversely, we expect our revenues from our drybulk carriers to be typically stronger in fiscal quarters ended December 31 and March 31. Seasonality in the drybulk industry could materially affect our operating results.
The operation of drybulk carriers has certain unique operational risks.
          The operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
We are subject to regulation and liability under environmental laws that could require significant expenditures and reduce our cash flows and net income.
          Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Because such conventions, laws, regulations and permit requirements are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, regulations or permit requirements, or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business and thereby reduce our revenue or increase our cost of doing business, thereby materially decreasing our net income.
          The operation of our vessels is affected by the requirements set forth in the International Safety Management, or ISM, Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System.” The system includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, Lloyd’s Register of Shipping has awarded ISM and International Ship and Port Facilities Security, or ISPS, certification to all of our vessels and to Free Bulkers, our ship management company. There can be no assurance, however, that such certification will be maintained indefinitely.
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
          The International Maritime Organization, or IMO, or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our vessels as well as our ability to generate income from them. These requirements can also affect the resale value of our vessels.
          The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.
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
          The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS. Our vessels are currently classed with Lloyd’s Register of Shipping, Korean Register of Shipping, Nippon Kaiji Kyokai, Germanischer Lloyd and Bureau Veritas.
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
          A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire, which occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could reduce our revenues and net income.
World events outside our control such as terrorism and international and regional hostilities may negatively affect our ability to operate, thereby reducing our revenues and net income or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.
          Terrorist attacks such as those in New York on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere continue to cause uncertainty in the world financial markets and may adversely affect our business and operating results by increasing security costs and creating delays because of heightened security measures. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea.
          Terrorist attacks and international and regional hostilities may also negatively impact our vessels or our customers directly. The continuing conflict in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to economic instability and could result in increased volatility of the financial markets in the United States of America and globally, an economic recession in the United States of America or the world and a corresponding reduction in our business and future prospects. Any of these occurrences could prevent us from obtaining additional financing on terms acceptable to us or at all and have a material adverse impact on our operating results, revenues and costs which would impair our implementation of our business strategy.
Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.
          The operation of an ocean-going vessel has inherent risks. These risks include the possibility of:
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
          Rising fuel prices may adversely affect our profits.
          The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.
Risks Related to Our Company
          We have a limited operating history and have cumulative deficits.
          Our company was formed in April 2004, and we did not own or operate any vessels prior to June 2004. We therefore have a limited operating history and limited historical financial data on which to evaluate our operations or our ability to implement and achieve our business strategy. As of December 31, 2007 and 2006, we had cumulative deficits of $2,858,000 and $2,702,000, respectively, which reflects the impact of cumulative losses during 2007 and prior years.
If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
          We intend to continue to grow our fleet. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining the required financing.
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

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.
          Our charters may terminate earlier than the dates indicated in this annual report. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, or the failure of the related vessel to meet specified performance criteria. In addition, if we fail to deliver a vessel within the time specified in its charter, the charterer may have the right to terminate the charter.
          The ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels, and various operating expenses. The costs and delays associated with the termination of a charter or the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.
          We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, operating results and financial condition may be adversely affected.
Our earnings may be adversely affected if we do not successfully employ our vessels.
          We intend to employ our vessels in fixed-rate period charters and spot charters. While current charter rates are high relative to historical rates, the charter market is volatile, and at times in the past charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates have fallen, we may have to employ our vessels at depressed charter rates that would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to repay our debt.
We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.
          Five of the seven vessels in our fleet are employed under medium- to long-term time charters, with expiration dates ranging from February 2009 to February 2011. Although medium- and long-term time charters provide relatively steady streams of revenue, vessels committed to medium- and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.
We previously relied on spot charters and may spot charter certain of our vessels in the future. The rates on spot charters are very competitive and volatile, which can result in decreased revenues if spot charter rates decline.
          Our vessels have previously been spot chartered, which made our historical revenues subject to greater fluctuation. In the future, we may continue to spot charter certain of our vessels. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at pre-determined rates over more extended periods of time. If we decide to continue to spot charter certain of our vessels, there can be no assurance that we will be successful in keeping those vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable those vessels to be operated profitably.
If vessels that we acquire for our fleet are not delivered on time or delivered with significant defects, our business, results of operations, financial condition and ability to pay dividends could be adversely affected.
          We currently expect to take delivery of the M/V Free Lady in June or July 2008. A prolonged delay in the delivery to us of these vessels or any additional vessels we may contract to purchase, or the failure of the contract counterparty to deliver a vessel at all, could cause us to breach our obligations under a related time charter and could adversely affect our business, results of operations, financial condition and the ability to pay dividends. The delivery of any of these vessels with substantial defects could have similar consequences.
We depend entirely on Free Bulkers and Safbulk to manage and charter our fleet.
          Our executive management team consists of only two individuals, our chief executive officer and our chief financial officer. We currently contract the management of our fleet, including crewing, maintenance and repair, as well as our financial reporting and internal controls, to Free Bulkers, an affiliated company. Free Bulkers has entered into a sub-management agreement with Safbulk, a company controlled by the Restis family, for the commercial management of our fleet, including negotiating and obtaining charters, relations with charter brokers and performance of post-charter activities. We are dependent upon Free Bulkers for technical management of our fleet and upon Safbulk for our ability to attract charterers and charter brokers. The loss of either of their services or their failure to perform their obligations could reduce our revenues and net income and adversely affect our operations and business. Generally, Free Bulkers is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless Free Bulkers or its employees act with negligence or gross negligence or commit a willful default with respect to one of our vessels. Pursuant to its agreement with us, Free Bulkers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to Free Bulkers. Although we may have rights against Free Bulkers, if Free Bulkers defaults on its obligations to us, you may have no recourse against Free Bulkers. In addition, if Safbulk defaults on its obligations to Free Bulkers, we may have no recourse against Safbulk. Further, we expect that we will need approval from our lenders if we intend to replace Free Bulkers as our fleet manager.
Because our seafaring employees are covered by collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.
          All of the seafarers employed on the vessels in our fleet are covered by collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.
If Free Bulkers is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected.
          As we expand our fleet, we will rely on Free Bulkers to recruit suitable additional seafarers and to meet other demands imposed on Free Bulkers. We cannot assure you that Free Bulkers will be able to meet these demands as we expand our fleet. If Free Bulkers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. If Free Bulkers is unable to provide the commercial and technical management service for our vessels, our business, results of operations, cash flows and financial position and our ability to pay dividends may be adversely affected.
We, and one of our executive officers, have affiliations with Free Bulkers that could create conflicts of interest detrimental to us.
          Our chairman, chief executive officer and president, Ion G. Varouxakis, is also the controlling shareholder and officer of Free Bulkers, which is our ship management company. These dual responsibilities of our officer and the relationships between the two companies could create conflicts of interest between Free Bulkers and us. Each of our operating subsidiaries has a nonexclusive management agreement with Free Bulkers. Free Bulkers has subcontracted the charter and post-charter management of our fleet to Safbulk, which is controlled by FS Holdings Limited, one of our principal shareholders. Although Free Bulkers currently serves as manager for vessels owned by us, neither Free Bulkers nor Safbulk is restricted from entering into management agreements with other competing shipping companies, and Safbulk provides management services to other international shipping companies, including the Restis group, which owns and operates vessels in the drybulk sector. Free Bulkers or Safbulk could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that Free Bulkers or Safbulk would resolve any conflicts of interest in a manner beneficial to us.
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
If Free Bulkers is unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.
          We will rely on Free Bulkers to recruit suitable senior officers and crews as we expand our fleet. In addition, as we expand our fleet, we will have to rely on Free Bulkers to recruit suitable additional seafarers. We cannot assure you that Free Bulkers will be able to continue to hire suitable employees as we expand our fleet. If Free Bulkers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. We expect that all or part of the seafarers who will be employed on the ships in our fleet will be covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. If Free Bulkers is unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends may be materially adversely affected.
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
          We have incurred secured debt under loan agreements for all of our vessels. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.
Servicing debt may limit funds available for other purposes and inability to service debt may lead to acceleration of debt and foreclosure on our fleet.
          To finance our original fleet of vessels, one of which was sold in April 2007, we incurred secured debt under loan agreements with Hollandsche Bank — Unie N.V. that are guaranteed by us and unsecured, non-interest-bearing shareholder loans. To finance the acquisition of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess, we incurred secured debt under loan agreements from HSH Nordbank AG and BTMU Capital Corporation for an aggregate of $77.1 million in the form of a senior loan and a junior loan, as well as a $14.0 million unsecured loan from FS Holdings Limited, one of our principal shareholders.
          The drawings under these facilities materially increased our long-term debt, our shareholder debt, and our ratio of debt to total capital. In October 2007, we used a portion of the net proceeds of an offering of our common stock to repay all our shareholders’ loans outstanding. In December 2007, we used the net proceeds of that offering along with a portion of the proceeds of a new $87.0 million senior credit facility from Credit Suisse to repay all amounts due under the junior loan from BTMU Capital Corporation and the amounts due under the senior credit facility from HSH Nordbank AG relating to the M/V Free Hero and M/V Free Goddess and a part of the credit facility relating to the M/V Free Jupiter. On March 19, 2008, we drew under a new loan facility from HBU in connection with the purchase of the M/V Free Knight. On April 2, 2008, we drew under a new loan from First Business Bank S.A. (“FBB”) to finance a portion of the acquisition of the M/V Free Impala. On April 14, 2008, we used a portion of our cash on hand and a portion of the proceeds of the Credit Suisse facility to repay the $28.0 million outstanding under the credit facility from HSH Nordbank AG relating to the M/V Free Jupiter. Following the refinancings described above, the new financings secured for the acquisition of the M/V Free Knight and the M/V Free Impala and the regularly scheduled repayments of our loans to date, we had outstanding an aggregate of $103.7 million in debt.
          We will be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These requirements will increase as we draw additional funds available for the acquisition of new vessels. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further expand our fleet, which would increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

Continued increase in interest rates would reduce funds available to purchase vessels and service debt.
          The rise in interest rates since 2005 has caused our interest cost to increase and has had a material adverse effect on our net income. Any further interest rate increases could further reduce our revenues and net income. We have purchased, and may purchase in the future, vessels with loans that provide for periodic interest payments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could decrease the number of additional vessels that we could acquire and adversely affect our financial condition and results of operations and may adversely affect our ability to service debt.
          Our loan agreements contain covenants that may limit our liquidity and corporate activities.
          Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures; and

•	change the management of our vessels or terminate or materially amend the management agreements and sell our vessels.
          In addition, our credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain minimum vessel values, minimum cash balances on deposit, minimum working capital and adequate insurance. Therefore, we may need to seek permission from our lenders in order to undertake certain corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.
          We cannot assure you that we will pay dividends.
          There can be no assurance that dividends will be paid. We intend to declare and distribute a portion of our available cash from operations as quarterly cash dividends to our shareholders in February, May, August and November of each year. On February 7, 2008, our Board of Directors declared a $0.175 per share dividend, which was paid on February 28, 2008 to shareholders of record as of February 18, 2008. On May 9, 2008, our Board of Directors declared a $0.175 per share dividend to shareholders of record on May 20, 2008 that will be payable on May 30, 2008. We currently expect that this dividend will be followed by a quarterly dividend of $0.175 per share in each of the following two quarters of 2008. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this report. Our credit agreements may also prohibit our declaration and payment of dividends under some circumstances. For example, our loan agreement for our senior secured credit facility from Credit Suisse permits payments of dividends to our shareholders provided we are in compliance with certain loan covenants. We may also enter into new financing or other agreements that will restrict our ability to pay dividends.
          In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends; but in case there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.
We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
          We are a holding company and our subsidiaries, which are all wholly owned by us either, directly or indirectly, will conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends. We and our subsidiaries will be permitted to pay dividends only for so long as we are in compliance with all applicable financial covenants, terms and conditions. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws discussed above.
The performance of our existing charters and the creditworthiness of our charterers may hinder our ability to implement our business strategy by making additional debt financing unavailable or available only at higher than anticipated cost.
          The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to acquire additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all, or at a higher than anticipated cost, may materially impair our ability to implement our business strategy.
As we expand our business, we will need to upgrade our operational and financial systems, and add more staff. If we cannot upgrade these systems or recruit suitable additional employees, our performance may suffer.
          Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempt to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Free Bulkers to recruit additional shoreside administrative and management personnel. We cannot assure you that Free Bulkers will be able to continue to hire suitable additional employees as we expand our fleet. If we cannot upgrade our operational and financial systems effectively or recruit suitable additional employees our performance may suffer and our ability to expand our business further will be restricted.

We are required by Section 404 of the Sarbanes-Oxley Act of 2002 to evaluate our controls, which evaluation requires substantial resources. If these evaluations result in the identification of material weaknesses, we may be adversely affected until these weaknesses can be corrected.
          We are required to comply with a variety of laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 (which we refer to as the Sarbanes-Oxley Act), SEC regulations and the NASDAQ Stock Market rules. In particular, Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by our independent public accounting firm. Our internal controls and procedures will have to be tested on an annual basis. During the course of our annual testing, deficiencies may be identified that we may not be able to remediate to meet the deadline imposed for filing of our annual reports. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to correct any deficiencies we identify, we may not obtain an unqualified attestation report from our independent public accounting firm, which will be required for the fiscal year ended December 31, 2008 and each fiscal year thereafter. Failure to achieve and maintain an effective internal control environment or obtain an unqualified report could have a material adverse effect on the market price of our common stock.
We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may reduce the effectiveness of our management and lower our results of operations.
          Our success depends to a significant extent upon the abilities and efforts of our existing management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. We have entered into employment agreements with our chairman, chief executive officer and president, Ion G. Varouxakis, and our chief financial officer, Dimitris D. Papadopoulos. Our success will depend on retaining key members of our management team. Difficulty in hiring and retaining personnel could adversely affect our results of operations and ability to pay dividends. We do not maintain “key man” life insurance on any of our officers.
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
The grounding of the M/V Free Jupiter has negatively impacted our financial condition and results of operations. Since our fleet is currently small, the loss of service of any vessels in the future could also have a material adverse effect on our earnings.
          On September 21, 2007, the M/V Free Jupiter ran aground off the coast of the Philippines. The damage to the vessel has been repaired and the vessel returned to service on February 28, 2008. While we believe that our hull and machinery insurance and our P&I insurance should cover the repair of the vessel and casualty-related liability claims, subject to deductibles of at least $75,000 in the aggregate, we did not at the time have loss of hire or business interruption insurance. Accordingly, we did not begin receiving the $32,000 per day charter hire due under the vessel’s time charter during the period from

September 21, 2007 until February 28, 2008, when the vessel was delivered to her charterers. We may also face increased insurance premiums as a result of the grounding incident. As a result, this grounding incident and its consequences have negatively impacted our financial condition and results of operations. Since our fleet is currently small, the loss of service of any of our vessels in the future could also have a material adverse effect on our earnings.
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
          In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. The average age of our drybulk carriers is approximately 16 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
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
Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.
          Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.
Because we will generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
          We will generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our net income. For example, during 2007, the value of the dollar declined by approximately 10.65% as compared to the Euro, which resulted in an impact of $85,824 for the year ended December 31, 2007. Further declines in the value of the dollar could lead to higher expenses payable by us.

Investment in derivative instruments such as freight forward agreements could result in losses.
          From time to time in the future, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow. As of December 31, 2007 and 2006, there were no freight forward agreements outstanding.
We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
          We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We currently do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, we cannot assure that the insurers will not default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.
          We may have to pay tax on United States source income, which would reduce our earnings.
          Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.
          We expect that we and each of our subsidiaries will qualify for this statutory tax exemption for 2008 and subsequent years. However, there are factual circumstances beyond our control that could cause us to fail to qualify for this tax exemption and thereby be subject to United States federal income tax on our United States source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and “qualified shareholders” as defined by the regulations to Section 883 do not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of our direct and indirect individual shareholders as residents of qualifying jurisdictions and whether they own shares through bearer share arrangements and will require compliance with ownership certification procedures by individual shareholders that are residents of qualifying jurisdictions and by each intermediary or other person in the chain of ownership between us and such individuals. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
          It is not clear whether we will be entitled to the benefits of Section 883 for 2006 and 2007. We do not anticipate, however, that a material amount of United States federal tax would be owed in the event that we do not qualify for the benefits of Section 883 for such years.
          If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
          A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
          Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
          There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
          If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares.

Legislation has been proposed in the United States which would prevent dividends on our shares from qualifying for certain preferential rates for U.S. federal income tax purposes.
          “Qualified dividend income” derived by noncorporate shareholders that are subject to U.S. federal income tax is currently subject to U.S. federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Capital Market or the NASDAQ Global Market and we do not and have not qualified as a “passive foreign investment company” for U.S. federal income tax purposes, distributions treated as dividends for U.S. tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating to the shareholder are satisfied) for treatment as qualified dividend income. Proposed legislation in the United States would, however, if enacted, make it unlikely that such distributions on our shares would be eligible for such treatment. As of the date hereof, no assurance can be given regarding whether or not such legislation will be enacted.
Risks Related to Our Common Stock
There may not be a liquid market for our common stock, which may cause our common stock to trade at lower prices and make it difficult to sell your common stock.
          Our shares trade on the NASDAQ Global Market, but the trading volume has been low. We cannot predict at this time how actively our shares will trade in the public market or whether the price of our shares in the public market will reflect our actual financial performance.
The market price of our common stock has been and may in the future be subject to significant fluctuations.
          The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	quarterly variations in our results of operations;

•	changes in sales or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

          The stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
If holders of our warrants exercise their right to purchase shares of our common stock, you will experience immediate dilution.
          As of April 14, 2008, we have outstanding 200,000 Class A warrants issued to our initial shareholders. Of our publicly traded classes of warrants, we have outstanding as of April 9, 2008 914,138 Class W warrants and 1,655,006 Class Z warrants. Each of these warrants is exercisable to purchase one share of our common stock at an exercise price of $5.00 per share, and our Class A, Class W and Class Z warrants must be exercised for cash. Our Class A warrants expire July 29, 2011, our Class W warrants expire July 29, 2009, and our Class Z warrants expire July 29, 2011. As a result, if holders of our warrants exercise their right to purchase shares of our common stock, we may issue up to 2,769,144 additional shares of our common stock at $5.00 per share, which will cause you immediate dilution.
          In addition, we are obligated under the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor to issue up to an additional 410,000 shares of common stock. See “Description of Capital Stock — Underwriter’s Unit Purchase Option.”
Two of our principal shareholders may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions.
          Two of our principal shareholders, The Mida’s Touch S.A. and FS Holdings Limited, controlled by Mr. Varouxakis and members of the Restis family, respectively, currently beneficially own approximately 24.7% of our outstanding common stock. While our principal shareholders have no agreement, arrangement or understanding relating to the voting of their shares, they may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.
          Future sales of our stock could cause the market price of our common stock to decline.
          Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We have registered for resale an aggregate of 840,834 shares of common stock beneficially owned by certain of our shareholders, 3,672,500 shares of our common stock issuable upon the exercise of our Class W and Class Z warrants (including 151,250 shares of FreeSeas common stock issuable upon exercise of Class W and Class Z warrants owned by certain shareholders), and 410,000 shares issuable upon the exercise of a unit purchase option held by the lead underwriter in the initial public offering of our predecessor.
          We may issue additional shares of our stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 40,000,000 shares of common stock and 5,000,000 shares of preferred stock, of which 20,743,456 shares of common stock are currently outstanding.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.
          Our corporate affairs are governed by amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
          It may not be possible for investors to enforce U.S. judgments against us.
          We, and all our subsidiaries, are or will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries and will be located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
Anti-takeover provisions in our organizational documents, and under Marshall Islands corporate law, could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
          Several provisions of our amended and restated articles of incorporation and by-laws, and certain provisions of the Marshall Islands corporate law, could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, these provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common shares, voting as a single class, entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.
          These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
ITEM 4. INFORMATION ON THE COMPANY
Our Organization and Corporate Structure
          We were incorporated on April 23, 2004 by Ion G. Varouxakis, our chairman, chief executive officer and president, and two other co-founding shareholders under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
          Our common stock, Class W warrants and Class Z warrants currently trade on the NASDAQ Global Market under the trading symbols FREE, FREEW and FREEZ, respectively.
          On October 30, 2007, we completed a public offering of 11,000,000 shares of our common stock and in November 2007, the underwriters exercised their over-allotment option in full to purchase an additional 1,650,000 shares of our common stock, all at the price of $8.25 per share. In addition, during 2007, an aggregate of 1,803,356 of our Class B, Class W and Class Z warrants were exercised.
          We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., a blank check company formed to serve as a vehicle to complete a business combination with an operating business. At the time of the merger we owned three drybulk carriers, the M/V Free Destiny, the M/V Free Envoy and the M/V Free Fighter. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
          In January 2007, Mr. Varouxakis purchased all of the shares of common stock owned by the two other co-founding shareholders. He simultaneously sold shares of common stock owned by him to FS Holdings Limited, an entity controlled by the Restis family, and to certain other investors. Immediately following these transactions, our board of directors appointed Mr. Varouxakis chairman of the board and president, the two other co-founding shareholders and one other director resigned from the board, and two new directors were appointed to fill the vacancies.
          Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 011-30-210-452-8770.
Our Fleet
          We are an international drybulk shipping company currently focusing on the Handysize and Handymax sectors, which we believe will enable us to transport a wider variety of cargoes and pursue a greater number of chartering opportunities than if we owned larger vessels. We may, however, acquire larger drybulk vessels if market conditions warrant. Our existing fleet consists of six Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including coal, grains, and iron ore which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, sugar and rice, or “minor bulks.”
          As of December 31, 2007, our fleet consisted of four Handysize vessels and one Handymax vessel that carried a variety of drybulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We are continuing to expand our fleet during 2008, as described below:

Vessel	DWT	Country Built	Year Built	Vessel Type	Purchase Price
Owned Prior to 2007:
Free Destiny	25,240	Bulgaria	1982	Handysize	$7.60	million

Free Envoy	26,318	Japan	1984	Handysize	$9.50	million

Purchased in 2007:
Free Goddess	22,051	Japan	1995	Handysize	$25.20	million

Free Hero	24,318	Japan	1995	Handysize	$25.20	million

Free Jupiter	47,777	China	2002	Handymax	$47.00	million

Purchased in 2008:
Free Impala	24,111	China	1997	Handysize	$37.50	million

Free Knight	24,111	China	1998	Handysize	$39.25	million

Purchases Pending in 2008:
Free Lady	50,246	Japan	2003	Handymax	$62.50	million
          In April 2007, we sold the M/V Free Fighter, a vessel we had acquired in 2005 for $11,075,000.
          As a result of the acquisition of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess in 2007, as of December 31, 2007 the aggregate dwt of our fleet was approximately 145,704 dwt, the book value of our fleet was approximately $108.0 million, and the average age of our fleet was approximately 16.5 years. With the acquisitions of the M/V Free Impala, the M/V Free Knight and the M/V Free Lady, the aggregate dwt of our fleet is approximately 244,172 dwt, the book value of our fleet is approximately $248.0 million and the average age of our fleet is approximately 13.6 years.

          See “Vessel Employment” below for a description of each our vessel’s current employment status.
Competitive Strengths
          We believe that we possess the following competitive strengths:
•	Experienced Management Team. Our management team has significant experience in commercial, technical, operational and financial areas of our business and has developed relationships with leading charterers, ship brokers and financial institutions. Since 1997, Ion G. Varouxakis, our chairman, chief executive officer and president, has served in various management roles for shipping companies in the drybulk sector. Dimitris Papadopoulos, who became our chief financial officer in May 2007, served from 1975 to 1991 as financial and administrative vice president in charge of, among other things, the shipping interests of the owners of Archirodon Group, Inc.

•	Affiliation with Leading Shipping Group. In January 2007, FS Holdings Limited, an entity controlled by the Restis family, acquired 2,108,782 shares of our common stock. As April 9, 2008, F.S. Holdings Limited owned 2,808,782 shares of our common stock. The Restis family has been engaged in the international shipping industry for more than 40 years and their interests include ownership and operation of more than 60 vessels in several segments of the shipping industry, as well as cargo and chartering interests. The Restis family group is regarded as one of the largest independent ship-owning and management groups in the shipping industry. Our management believes that affiliation with and access to the resources of companies controlled by the Restis family commercially enhances the operations of our fleet, our ability to obtain employment for our vessels, and our ability to obtain more favorable financing.

•	Strong Customer Relationships. Through Free Bulkers, our ship management company, and Safbulk, a Restis family controlled management company, we have established customer relationships with leading charterers around the world, such as major international industrial companies, commodity producers and traders and a number of chartering brokerage houses. Free Bulkers has subcontracted the charter and post-charter management of our fleet to Safbulk. We believe that the established customer base and the reputation of our fleet managers enable us to secure favorable employment for our vessels with well-known charterers.

•	Stable Cash Flow from Well-Established and Reputable Charterers. A majority of the vessels in our fleet may be employed on time charters to well-established and reputable charterers. We believe these time charters will provide us with steady cash flow and high vessel utilization rates while limiting our exposure to freight rate volatility.

•	Efficient Operations. Through Free Bulkers, we believe that we have established a strong track record in the technical management of drybulk carriers, which has enabled us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, proactive maintenance programs, high standards of operations, and retaining and training qualified crew members.
Business Strategy
          The following are highlights of our business strategy:

•	Leveraging our Strategic Relationships. Free Bulkers, Safbulk, the Restis family and their affiliates have extensive experience and relationships in the ship brokerage and financial industries as well as directly with industrial charterers and commodity traders. We use these relationships to identify chartering and acquisition opportunities and make available to us sources of additional financing, make contacts, and gain market intelligence.

•	Handysize and Handymax Focus. Our fleet of drybulk carriers currently consists of Handysize and Handymax vessels. Based on the relatively low number of drybulk newbuildings on order in these categories, we believe there will be continued high demand for such vessels. Handysize and Handymax vessels are typically shallow-drafted and equipped with onboard cranes. This makes Handysize and Handymax vessels more versatile and able to access a wider range of loading and discharging ports than larger ships, which are unable to service many ports due to their size or the local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize or Handymax vessels that we acquire, will enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize and Handymax vessels have also historically achieved greater charter rate stability than larger drybulk vessels.

•	Renew and Expand our Fleet. We intend to continue growing our fleet in a disciplined manner through acquisition of well-maintained, secondhand vessels, preferably not more than 15 years old. We perform technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and opportunities dictate and warrant. We are focused on purchasing such vessels, because we believe that secondhand vessels, when operated in a cost-efficient manner, should provide significant value given the prevailing charter rate environment and currently provide better returns as compared to newbuildings. Furthermore, as part of our fleet renewal, we will continue to sell vessels when we believe it is in the best interests of FreeSeas and our shareholders.

•	Maintain Balanced Time Charter Employment. We intend to strategically deploy a substantial portion of our fleet under period employment and our remaining vessels under spot employment. We actively pursue time charter coverage to provide adequate cash flow to cover our fleet’s fixed costs, consisting of vessel operating expenses, management fees, debt repayment and interest expense, general and administrative expenses, and dry-docking costs for the upcoming 12-month period. We look to deploy part of our fleet through spot charter, depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates.

•	Use of Flexible Financial Strategy. We have used and intend to continue to use a combination of bank debt, cash flow and proceeds from equity offerings to fund our vessel acquisitions. We assess the level of debt we will incur in light of our ability to repay that debt based on the level of cash flow we expect to generate pursuant to our chartering strategy and our operating cost structure. As of April 14, 2008, our ratio of debt to total capitalization is approximately 48.2%. We expect that the maintenance of a reasonable ratio of debt to total capitalization will increase our ability to borrow funds to make additional vessel acquisitions while maintaining our ability to pay dividends to our shareholders.

•	Pay Quarterly Dividends. We have established a policy of distributing a portion of our available cash from operations as quarterly cash dividends to our shareholders in February, May, August and November of each year. On February 28, 2008, we paid a dividend of $0.175 per share to shareholders of record as of February 18, 2008 and on May 9, 2008, our Board of Directors declared a dividend of $0.175 per share to shareholders of record on May 20, 2008 that will be payable on May 30, 2008. We expect to pay a quarterly dividend of $0.175 per share in each of the following two quarters of 2008. See “Forward-Looking Statements” and “Risk Factors.”
Vessel Employment
          We have employed and continue to employ our vessels in the spot charter market, under period time charters and in drybulk carrier pools. As of the date of this report, our vessels, and those for which acquisitions are pending, are employed as indicated in the table below:

Vessel		Vessel
Name	Dwt	Type	Employment
Vessels owned:

Free Destiny	25,240	Handysize	75-day time charter through mid-May 2008 at $27,500 per day

Free Envoy	26,318	Handysize	25-day time charter through May 2008 at $28,500 per day

Free Hero	24,318	Handysize	Balance of time charter through December 2008/February 2009 at $14,500 per day

Free Jupiter	47,777	Handymax	Three-year time charter through February 2011 at $32,000 per day for first year, $28,000 per day for second year, and $24,000 per day for third year

Free Goddess	22,051	Handysize	Two-year time charter through November 2009 at $19,250 per day

Free Knight	24,111	Handysize	One-year time charter through March 2009 at $31,500 per day commencing at delivery

Free Impala	24,111	Handysize	One-year time charter through April 2009 at $31,500 per day commencing at delivery

Acquisition pending:

Free Lady	50,246	Handymax	No employment currently in place
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
Customers
          During the year ended December 31, 2007, we had contracts with 17 charterers. Our customer base is composed of well-known charterers, including Cargill International S.A. and Oldendorff Carriers GMBH & Co. KG. During the year ended December 31, 2007, Seaside Navigation APS and Armada Pacific Bulk Carriers have been our most significant charterers based on total charter revenue received by us. Each of the vessels currently in our fleet is subject to a time charter.
Management of the Fleet
          We contract the technical and commercial management of our vessels to Free Bulkers, a Marshall Islands corporation owned by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services at a fixed fee per vessel basis. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements.
          Free Bulkers has entered into a sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders. Safbulk and FS Holdings Limited are controlled by the Restis family. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk 1.25% of gross hire or freight for vessels chartered through Safbulk, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice. We believe that the reputation of Safbulk, and its long-standing relationships with charterers and charter brokers, enhances the commercial operation of our fleet and our ability to obtain employment for our fleet, while operational coordination is maintained by Free Bulkers. We believe that using Free Bulkers and Safbulk to perform these functions provides us experienced technical and commercial management for our fleet and enables us to better manage our costs.
          Our management, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor Free Bulkers’ performance under the management agreements. Free Bulkers currently manages only our vessels, but we anticipate that Free Bulkers may manage any additional vessels we may acquire in the future. Safbulk performs management services to other international shipping entities, including the Restis group of companies.
          Our agreement with Free Bulkers remains in effect indefinitely unless, in each case, it is terminated by either party upon two months’ advance notice. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15,000 (effective as of January 1, 2008 fee will be paid on the basis of an exchange rate of $1.30 to €1.00) per vessel, paid in advance, from the date of signing the memorandum of agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a fee equal to 1.25% of the freight or hire collected from the employment of our vessels. Free Bulkers under its agreement with Safbulk is responsible for paying Safbulk a fee equal to 1.25% of the freight or hire collected from the employment of our vessels for its services. In addition, we have agreed to pay Free Bulkers a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We also reimburse, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port.
          Generally, Free Bulkers is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless Free Bulkers or its employees act with negligence or gross negligence or commit a willful default with respect to one of our vessels. Pursuant to its agreement with us, Free Bulkers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to Free Bulkers.
          We believe that we pay Free Bulkers industry standard fees for these services. We are aware of three comparable structures of affiliated drybulk vessel-owning companies and management companies. All three of those arrangements have the same 1.25% chartering/commercial fee and 1% commission on purchases or sales of vessels by the affiliated vessel-owning companies as does the arrangement between us and Free Bulkers. All three arrangements have fixed monthly management fees in excess of the fee we pay Free Bulkers.
Crewing and Employees
          Free Bulkers, our affiliate, employs approximately 20 people, all of whom are shore-based. In addition, Free Bulkers is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We currently employ two officers and no other employees.
Loans for Vessels
          Our subsidiaries have obtained financing from unaffiliated lenders for our vessels.
          Our subsidiary, Adventure Two S.A., refinanced its purchase of the M/V Free Destiny with a loan in the original principal amount of $3,700,000 from Hollandsche Bank — Unie N.V. (“HBU”). The loan bore interest at 1.95% above LIBOR, matured in 2008, and was payable in eight quarterly installments of $75,000 each beginning December 27, 2005, followed by one quarterly installment of $100,000, two quarterly installments of $500,000 each, and a balloon payment of $2,000,000 in 2008. The loan is secured by a first preferred mortgage on the vessel, FreeSeas’ guarantee of $500,000 of the principal amount plus interest and costs, joint and several liability of Adventure Three, and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Two. On January 21, 2008, in conjunction with the financing of the purchase of the M/V Free Knight, the interest rate on this loan was reduced to 1.30% over LIBOR as Adventure Two became co-borrower on new credit facilities secured from HBU as described below.

          Our subsidiary, Adventure Three S.A., owns the M/V Free Envoy subject to a mortgage securing a loan in the original principal amount of $6,000,000 from HBU. The loan was amended in September 2005, pursuant to which the interest was reduced to 1.95% above LIBOR. The loan matures in December 2007, and is payable in 12 quarterly installments of $425,000 each commencing December 2005 with a balloon payment of $900,000 at final maturity. The loan is secured by a first preferred mortgage on the vessel, FreeSeas’ guarantee of $500,000 of the principal amount plus interest and costs and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies, and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Three. In June 2006, we borrowed an additional $2,000,000 from Hollandsche Bank — Unie N.V., which amount was also secured by the M/V Free Envoy and was used to pay principal and interest due to Egnatia Bank, S.A. under its loan to Adventure Four. On January 12, 2007, the additional $2,000,000 borrowed from Hollandsche Bank — Unie N.V. was paid off from the proceeds of a loan from First Business Bank, S.A. to Adventure Four, S.A., which loan was paid off upon the sale of the M/V Free Fighter in April 2007. This loan was fully repaid as scheduled in December 2007.
          On January 21, 2008, in conjunction with the financing of the purchase of the M/V Free Knight, new facilities were secured from HBU involving Adventure Two S.A. and Adventure Three S.A. as described below. The new credit agreement with HBU also includes affirmative and negative covenants of Adventure Two and Adventure Three such as the maintenance of operating accounts, minimum cash deposits and minimum market values. Adventure Two and Adventure Three are further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lenders.
          In addition to the bank loans described above, we obtained two interest-free loans from our former principal shareholders to acquire the M/V Free Destiny and the M/V Free Envoy. We repaid the remaining principal balance of these loans with a portion of the net proceeds of the offering we completed in October 2007.
          On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase the M/V Free Hero and the M/V Free Jupiter. We took delivery of the M/V Free Hero on July 3, 2007 and of the M/V Free Jupiter on September 5, 2007. On August 20, 2007, we entered into a memorandum of agreement to purchase the M/V Free Goddess, which was delivered on October 30, 2007.
          We financed a portion of the purchase price of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess with senior and junior loan facilities of approximately $89,500,000 from HSH Nordbank AG and BTMU Capital Corporation. We also amended our existing credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. We also obtained a $14,000,000 principal amount non-amortizing, unsecured loan from FS Holdings Limited, one of our principal shareholders.
          In October 2007, we used a portion of the net proceeds of the offering of our common stock to repay the $14.0 million shareholders’ loan outstanding. In addition, we used the net proceeds of that offering along with part of the proceeds of a new $87.0 million credit facility from Credit Suisse described below, to repay all amounts due under the BTMU Capital Corporation junior loan and all but $28,000,000 under the HSH Nordbank AG senior loan. On April 14, 2008, the balance of this HSH Norbank A.G. loan was fully repaid using $23,500,000 of the proceeds available for such repayment under the Credit Suisse facility and cash on hand of the Company.
          On December 28, 2007, we entered into a reducing revolving credit facility from Credit Suisse in the aggregate amount of $87,000,000, consisting of a $48,700,000 loan to refinance up to 50% of the purchase price of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess and a $38,300,000 facility to finance up to 75% of the purchase price of additional vessels. Upon each drawdown under the $38,300,000 facility the aggregate amount outstanding under the total $87,000,000 facility may not exceed 60% of the aggregate market value of the M/V Free Hero, the M/V Free Jupiter, the M/V Free Goddess and any additional vessels financed under the facility.
          The secured revolving term loan facility matures eight years from the date of the initial draw down. The maximum amount available under the $48,700,000 facility will be reduced by 32 quarterly reductions of $1,250,000 plus a final reduction of $8,700,000 on the final maturity date. The first reduction is due by the earlier to occur of three months after the first drawdown or January 31, 2008. Each advance under the $38,300,000 facility will be reduced quarterly based on a 18 year repayment profile for vessels acquired with such facility beginning three months after each respective drawdown. The facilities are secured by a first preferred mortgage on the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess, as well as any additional vessels purchased with the $38,300,000 facility, first preferred assignment of all earnings from such vessels and first preferred assignment of insurances. In addition, the loan agreement contains certain affirmative and negative covenants including the maintenance of certain financial covenants regarding our leverage ratio, EBITDA, and minimum liquidity. The loan agreement permits payments of dividends to our shareholders provided we are in compliance with certain loan covenants.
          The purchase of the M/V Free Lady in June or July 2008 will be partly financed by the $38,300,000 Credit Suisse facility described above.
          On January 22, 2008, we entered into a memorandum of agreement with an affiliated third party pursuant to which we agreed to purchase the M/V Free Knight, a 1998-built secondhand Handysize vessel for a total purchase price of $39.25 million. The M/V Free Knight was delivered on March 19, 2008.
          We financed the purchase price of the M/V Free Knight from cash available from the common stock offering we completed in October 2007 and a new rollover loan facility of $27,000,000 from HBU. In connection with the purchase of the M/V Free Knight, we, through our subsidiaries, Adventure Seven, S.A., Adventure Two S.A. and Adventure Three S.A., as co-borrowers, entered into a credit agreement pursuant to which HBU made available to us (i) the existing facility in the outstanding amount of $3,100,000 described above, (ii) a facility in the amount of $1,500,000, the availability of which is reduced by $125,000 quarterly beginning three months after the first draw down date; (iii) an advances facility in the amount of $3,000,000, which will be reduced to zero by April 1, 2016; and (iv) a rollover loan facility in the amount of $27,000,000, which was used to finance a portion of the purchase price of the M/V Free Knight. The loan matures on January 1, 2016 and is repayable in four quarterly installments of $1,750,000, 26 quarterly installments of $750,000 and one balloon payment of $500,000 on final maturity commencing three months from draw down. All four facilities, totaling $34,600,000, bear interest at the rate of 1.30% over LIBOR per annum. All four facilities are secured by a first preferred mortgage on the M/V Free Knight and first and second preferred mortgages on the M/V Free Envoy and the M/V Free Destiny, a FreeSeas’ guarantee, a manager’s undertaking and pledges of (1) the rights and earnings under time charter contracts present or future, and (2) rights under insurance policies. In addition, the loan agreement contains certain affirmative and negative covenants including the maintenance of certain financial covenants regarding our leverage ratio, EBITDA, and minimum liquidity.
          On January 22, 2008, we entered also into a memorandum of agreement with an affiliated third party pursuant to which we agreed to purchase the M/V Free Impala, a 1998-built secondhand Handysize vessel for a total purchase price of $37,500,000. The M/V Free Impala was delivered on April 2, 2008.

          We financed the purchase price of the M/V Free Impala from cash available from the common stock offering we completed in October 2007 and a loan from FBB in the principal amount of $26,250,000 to our subsidiary, Adventure Nine, S.A. The loan matures in seven years and bears interest at the rate of LIBOR plus 1.375% per annum. The loan is payable in 28 quarterly installments of $750,000 plus interest with a balloon payment of $5,250,000 due with the 28th installment. The loan is secured by a first preferred mortgage on the M/V Free Impala, a guarantee by FreeSeas, a manager’s undertaking and pledges of (1) the rights and earnings under time charter contracts present or future, and (2) rights under insurance policies.
          In addition, the loan agreement contains certain affirmative and negative covenants including the maintenance of certain financial covenants regarding our leverage ratio, EBITDA, and minimum liquidity.
Competition
          We operate in markets that are highly competitive and based primarily on supply and demand. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,400 drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many drybulk shipping companies which are publicly traded on the U.S. stock markets, such as Euroseas Ltd., Dryships Inc., Diana Shipping Inc., Eagle Bulk Shipping Inc. and Excel Maritime Carriers Ltd., which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business.
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
          A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.
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
          International Maritime Organization
          The United Nations International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. It received the required approval of fifteen states on May 2004 and Annex VI became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these requirements could require the installation of expensive emission controls and could have an adverse financial impact on the operation of our vessels. We have developed a plan to comply with the Annex VI regulations, and we believe we are in substantial compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to operate our ships.
          The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
          The U.S. Oil Pollution Act of 1990
          The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in waters of the United States, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.
          Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and removal costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).
          As a result of amendments to OPA that became effective in July 2006, the liability of responsible parties for drybulk vessels is limited to the greater of $950 per gross ton or $0.8 million (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
          We currently maintain pollution liability coverage as part of our protection and indemnity insurance for each of our vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed our insurance coverage, the payment of those damages may materially decrease our net income.
          OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Current Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton for non-tank vessels, which includes an OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. We expect the Coast Guard to increase the amounts of financial responsibility to reflect the July 2006 increases in OPA liability. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Upon satisfactory demonstration of financial responsibility, a Certificate of Financial Responsibility, or COFR, is issued by the United States Coast Guard. This certificate must be carried aboard the vessel to comply with these financial responsibility regulations. We have complied with these financial responsibility regulations by obtaining a COFR for four of our vessels and carrying such COFRs on each of these vessels. These COFRs are effective January 2007 through April 2011.
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

          The United States Clean Water Act
          The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA.
          Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by EPA or face penalties. Although EPA has appealed this decision to the Ninth Circuit Court of Appeals, we cannot predict the outcome of this litigation. If the District Court’s order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels and meet any treatment requirements, although we do not expect that these costs would be material.
          Other Environmental Initiatives
          The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be adopted by the European Union or any other country or authority.
          The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA, which became effective in August 2004, that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted into law.
          At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The

BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of August 31, 2007, the BWM Convention has been adopted by ten states, representing 3.42% of the world’s tonnage.
          Vessel Security Regulations
          Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
          The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.
          Inspection by Classification Societies
          The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. The M/V Free Destiny and the M/V Free Envoy are currently classed with Lloyd’s Register of Shipping and Korean Register of Shipping, respectively. The M/V Free Hero and the M/V Free Jupiter are classed with Nippon Kaiji Kyokai, the Japanese Classification Society. The M/V Free Goddess is classed with Germanischer Lloyd, the German Classification Society. The M/V Free Knight, the M/V Free Impala and the M/V Free Lady are classed with Bureau Veritas. ISM and ISPS certification have been awarded to all of our vessels and Free Bulkers by Lloyd’s Register of Shipping.
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
          The table below lists the next dry-docking and special surveys scheduled for our fleet, to the extent such dates are known as of the date of this report:

	Next Intermediate	Next Special Survey
Vessel	Dry-Docking	Dry-Docking
Free Envoy	Second quarter 2011	Second quarter 2008
Free Destiny	Second quarter 2008	Second quarter 2012
Free Jupiter (1)	Second quarter 2010	Second quarter 2012
Free Hero	Third quarter 2008	Third quarter 2010
Free Goddess	Second quarter 2008	Second quarter 2010
Free Impala	First quarter 2010	Third quarter 2012
Free Knight	Second quarter 2009	Second quarter 2013
Free Lady	Second quarter 2011	Second quarter 2008

(1)	The M/V Free Jupiter underwent an unscheduled dry-docking for repairs necessitated by a grounding incident on September 21, 2007.
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
          Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Our vessels are certified as being “in class” by their respective classification societies.
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
          Hull and Machinery Insurance
          We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value or such higher amount as may be required to meet the requirements of any outstanding indebtedness on a particular vessel, with deductibles in amounts of approximately $75,000 to $150,000.
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
          Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I association has capped its exposure to this pooling agreement at $5.4 billion. The M/V Free Destiny, the M/V Free Envoy, the M/V Free Hero and the M/V Free Jupiter are members of the London Steamship Mutual Bilbrough Association Ltd. We have entered the M/V Free Goddess, M/V Free Knight and the M/V Free Impala as members of The Standard Club. We expect to enter the M/V Free Lady as a member of The Standard Club. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I associations comprising the International Group.
          Loss of Hire Insurance
          We have obtained loss of hire insurance for six of our vessels for 2008 in amounts that we believe to be prudent to cover normal risks in our operations. Loss of hire insurance generally provides coverage against loss of charterhire that results from the loss of use of a vessel. The insurance is subject to various and significant deductibles, conditions and coverage limitations. After the initial policy year, we will review annually whether maintaining this insurance is cost effective. Our ability to obtain loss of hire insurance is subject to market conditions and general availability. We did not maintain insurance against the loss of hire for any of our vessels at the time of the grounding of the M/V Free Jupiter.

          Procedures in the Event of an Insured Event
          Marine casualties are an inherent risk in the shipping industry. If one of our vessels undergoes a marine casualty, we intend to take prompt action in consultation with the appropriate insurers, as described above, to ascertain the extent of any damage to our vessel, its cargo, the crew, the vessel’s ability to complete its charter and any environmental impact and the appropriate steps to try to mitigate the impact of the casualty on our financial condition and results of operations.
          For example, on September 21, 2007, one of our vessels, the M/V Free Jupiter, ran aground off the coast of the Philippines. We have worked in consultation with our insurance brokers and the salvage company, SMIT Singapore PTE Ltd., to address the incident. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008.
          We expect that the vessel’s insurance will cover the cost of the re-floating operations and the vessel’s repairs and related expenses, less applicable deductibles. Our insurance policies provide that payments will be made directly by the insurers to the party entitled to receive payment. We do not maintain insurance for loss of charterhire, nor would our insurance cover any claims made by our charterers for damages that they may incur in connection with the delays caused by the grounding incident, although our insurance would cover our fees and expenses incurred in defending any claims for damages brought by our charterers.
          We are subject to a claim by cargo interests in China of approximately $643,000 (CNY 4.5 million) for certain nickel/ore cargo tonnage off-loaded during the refloating salvage process and eventually abandoned as it could not be delivered to its final destination due to its dangerous condition. We intend to defend this claim. Management believes we will not be liable on such claim because the particular cargo was dangerous and as a result we were entitled to abandon it as it endangered the safety of the vessel.
Legal Proceedings
          We are not currently a party to any material lawsuit that, if adversely determined, we believe would be reasonably likely to have a material adverse effect on our financial position, results of operations or liquidity.
Property
          We do not at the present time own or lease any real property. Free Bulkers provided us with our office space at no rental cost to us until February 5, 2007. On such date, and in conjunction with moving into new office space, we entered into an agreement with Free Bulkers pursuant to which we agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our rented office space. As of December 31, 2007, the amount paid under such agreement equaled approximately $67,000 (Euro 48,200). Effective as of March 15, 2008 and in conjunction with expanding our office space, we have agreed to pay Free Bulkers one half of their increased monthly rent resulting in monthly rental expense to us of $15,526 (Euro 9,704 based on the current exchange rate of $1.60 to €1.00) plus one half of the apportioned common expenses charged by the lessor.

ITEM 4A. UNRESOLVED STAFF COMMENTS
          Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report.
General
          We are a shipping company that currently operates seven vessels in the drybulk shipping market through our wholly owned subsidiaries. The operations of our vessels are managed by Free Bulkers, an affiliated Marshall Islands corporation. Free Bulkers provides us with a wide range of shipping services. These services include, at a monthly fee per vessel, the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels. Also for a fee, Free Bulkers covers the commercial management of our fleet, such as identifying suitable vessel charter opportunities, which are provided by Safbulk Pty, Ltd., a company controlled by one of our affiliates, under a subcontract agreement from Free Bulkers. In addition, Free Bulkers provides us with all the necessary accounting services and, effective July 1, 2007, all the necessary financial reporting services for a fixed quarterly fee.
     The following table details our vessels owned or to be acquired.
Current fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	75-day time-charter at $27,500 p/d
Free Envoy	26,318	Handysize	1984	25-day time charter through May 2008 at $28,500 p/d
Free Goddess	22,051	Handysize	1995	Two-year time-charter through November 2009 at $19,250 p/d
Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d
Free Jupiter	47,777	Handymax	2002	Three-year time-charter through February 2011 at $32,000/28,000/24,000 p/d
Free Knight (A)	24,111	Handysize	1998	One-year time-charter through March 2009 at $31,500 p/d
Free Impala (B)	24,111	Handysize	1997	One-year time-charter at $31,500 p/d through April 2009

Vessel to be delivered:

				Expected
Vessel Name	Dwt	Vessel Type	Built	Delivery	Employment
Free Lady	50,246	Handymax	2003	June-July 2008	No employment currently in place

(A)	Delivered on March 19, 2008.

(B)	Delivered on April 2, 2008.
Acquisition of Vessels
     From time to time as opportunities arise, we intend to acquire additional secondhand drybulk carriers. Vessels are generally acquired free of charter. If no charter is in place when a vessel is acquired, we usually enter into a new charter contract. The shipping industry uses income days (also referred to as “voyage” or “operating” days) to measure the number of days in a period during which vessels actually generate revenues.
     We typically treat an acquisition of a vessel as the acquisition of an asset unless such acquisition includes continuing operations and business characteristics, such as management agreements, employees and customer base. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows.
     Vessels, which have been treated as acquisitions of assets, are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses), less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, we charge these expenditures to expenses as incurred.
     When we acquire a vessel, we conduct, also consistent with shipping industry practice, an inspection of the physical condition of the vessel, unless practical considerations do not allow such an inspection. We also examine the vessel’s classification society records. We do not obtain any historical operating data for the vessel from the seller. We do not consider that information material to our decision on acquiring the vessel.
     Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records and log books, including past financial records and accounts related to the vessel. Upon the change in ownership, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state, in the event the buyer determines to change the vessel’s flag state.
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

     When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:
•	Obtain the charterer’s consent to us as the new owner;

•	Obtain the charterer’s consent to a new technical manager;

•	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	Arrange for a new crew for the vessel;

•	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

•	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

•	Implement a new planned maintenance program for the vessel; and

•	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.
     Our business comprises the following primary components:
•	Employment and operation of our drybulk carriers; and

•	Management of the financial, general and administrative elements involved in the ownership and operation of our drybulk vessels.
     The employment and operation of our vessels involve the following activities:
•	Vessel maintenance and repair;

•	Planning and undergoing dry-docking, special surveys and other major repairs;

•	Organizing and undergoing regular classification society surveys;

•	Crew selection and training;

•	Vessel spares and stores supply;

•	Vessel bunkering;

•	Contingency response planning;

•	Onboard safety procedures auditing;

•	Accounting;

•	Vessel insurance arrangements;

•	Vessel chartering;

•	Vessel hire management; and

•	Vessel performance monitoring.
Important Measures for Analyzing Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA. We consider Adjusted EBITDA to represent net earnings before interest, taxes, depreciation and amortization and changes in fair value of derivatives. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or

U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.
     See “Selected Historical Financial Information and Other Data — Performance Indicators” for a quantitative analysis of how we are performing against these measures.
Revenues
     Our revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues, and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including the following:
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
     A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s dry-docking and intermediate and special survey costs.
     Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions. We previously addressed this risk while also taking advantage of increases in profitability in the drybulk market generally by negotiating profit sharing arrangements in each of our period time charters, which provide for potential revenues above the fixed time charter rates. We may enter into profit-sharing arrangements in the future, if available. We have also addressed this risk by arranging a mix of spot and short-term period charters, and in the future may consider a mix of spot and medium- to long-term period charter business.
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
     A standard maritime industry performance measure is the “daily time charter equivalent” or “daily TCE.” Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and that would otherwise be paid by a charterer under a time charter. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers. Our average daily TCE rates for 2007, 2006 and 2005 were $17,925, $10,881 and $10,882, respectively.
     During most of 2005, our time charters for the M/V Free Envoy and the M/V Free Destiny provided us with a profit-sharing benefit, in which we received 25% of the net amount generated by the charterer over the base rate that the charterer paid to us. We did not enter into any profit-sharing arrangements during the fiscal years 2007 or 2006. For the year ended December 31, 2005, we earned $776,335 from these profit sharing arrangements.
Vessel Operating Expenses
     Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, will increase if we increase the number of vessels in our fleet. Some of these expenses are required, such as insurance costs and the cost of spares.
Depreciation
     During the years ended December 31, 2007, 2006 and 2005, we depreciated our drybulk carriers on a straight-line basis over their estimated useful lives, which was estimated to be 27 years from the date of their initial delivery from the shipyard for financial statement purposes. In 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. See “— Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our drybulk carriers. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking and amortize these costs on a straight-line basis over the period before the next dry-docking becomes due, which is typically 24 to 36 months. Regulations or incidents may change the estimated dates of future dry-dockings.
Seasonality
     Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly.
Principal Factors Affecting Our Business
     The principal factors that affect our financial position, results of operations and cash flows include the following:
•	Number of vessels owned and operated;

•	Charter market rates, which approached new historical record high levels in May 2007, and periods of charter hire;

•	Vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	Cost of dry-docking and special surveys;

•	Depreciation expenses, which are a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of our vessels;

•	Financing costs related to the indebtedness incurred by us and

•	Fluctuations in foreign exchange rates.

Performance Indicators
PERFORMANCE INDICATORS

	Twelve Months Ended December 31,
	2007	2006	2005
(dollars in thousands)	(Unaudited)	(Unaudited)	(Unaudited)
Adjusted EBITDA (1)	$8,350	$2,582	$5,128
Fleet Data:
Average number of vessels (2)	3.3	3	2.55
Ownership days (3)	1,206	1,095	931
Available days (4)	1,177	1,005	931
Operating days (5)	1,048	941	893
Fleet utilization (6)	86.9%	86%	95.9%
Average Daily Results:
Average TCE rate (7)	$17.925	$10.881	$10.882
Vessel operating expenses (8)	4.976	4.,094	3.863
Management fees (9)	0.726	0.493	0.524
General and administrative expenses (10)	2.014	2.046	0.359
Total vessel operating expenses (11)	$5.702	$4.587	$4.387

(1)	Adjusted EBITDA reconciliation to net income:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	Twelve Months Ended December 31,
	2007	2006	2005
(dollars in thousands)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$(156)	$(3,324)	$152
Depreciation and amortization	5,192	4,921	3,908
Change in fair value of derivatives	749
Interest and finance cost	2,565	985	1,068

Adjusted EBITDA	$8,350	$2,582	$5,128

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Twelve Months Ended December 31,
	2007	2006	2005
(dollars in thousands)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues	$20,147	$11,727	$10,326
Voyage expenses and commissions	(1,362)	(1,488)	(608)

Net operating revenues	18,785	10,239	9,718
Operating days	1,048	941	893
Time charter equivalent daily rate	$17.925	$10.881	$10.882

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Twelve Months Ended December 31,
	2007	2006	2005
(dollars in thousands)	(Unaudited)	(Unaudited)	(Unaudited)
Vessel operating expenses	$6,001	$4,483	$3,596
Ownership days	1,206	1,095	931

Daily vessel operating expense	$4.976	$4.094	$3.863

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Results of Operations
Year ended December 31, 2007 (“fiscal 2007”) as compared to year ended December 31, 2006 (“fiscal 2006”)
Consolidated Statements of Income
     (All amounts in tables in thousands of United States dollars, except for share and per share data)

	For the Year Ended	For the Yeard Ended
	December 31, 2007	December 31, 2006
OPERATING REVENUES	$20,147	$11,727
OPERATING EXPENSES:
Vessel operating expenses	(6,001)	(4,483)
Voyage expenses	(267)	(689)
Depreciation expenses	(4,435)	(4,479)
Amortization of deferred charges	(757)	(442)
Management fees to a related party	(875)	(540)
Commissions	(1,095)	(799)
Stock-based compensation expense	(96)	(651)
General and administrative expenses	(2,111)	(1,925)
Bad debt	(118)
Gain on sale of vessel	1,369

Income (loss) from operations	$5,761	$(2,281)

OTHER INCOME (EXPENSE):
Interest and finance costs	(3,204)	(1,004)
Loss on debt extinguishment	(2,570)
Change in derivatives fair value	(749)
Interest income	639	19
Other	(33)	(58)

Other income (expense)	$(5,917)	$(1,043)

Net loss	$(156)	$(3,324)

Basic loss per share	(0.02)	(0.53)
Diluted loss per share	(0.02)	(0.53)
Basic weighted average number of shares	8,786,287	6,290,100
Diluted weighted average number of shares	8,786,287	6,290,100
     REVENUES — Operating revenues for fiscal 2007 were $20,147,000, an increase of $8,420,000 over fiscal 2006. Revenues increased primarily as a result of the increase the size of our fleet and the improved time charter rates, despite the deferral of time charter earnings of approximately $3,232 that were not received during 2007 because of the M/V Free Jupiter’s casualty incident in September 2007.
     OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $6,001,000 for fiscal 2007, as compared to $4,483,000 for fiscal 2006. This increase of $1,518,000 in vessel operating expenses reflects primarily the increase in the size of the Company’s fleet to five vessels at the end of fiscal 2007 from three vessels at the end of 2006. These expenses in 2007 also include approximately $230,000 associated with two unscheduled repairs during February 2007, causing expenses beyond normal operation and maintenance costs (i.e., main engine turbocharger of the M/V Free Envoy; main generator of the M/V Free Destiny) and $100,000 of insurance deductibles associated with the grounding casualty of M/V Free Jupiter in September 2007 that were partially offset by reductions in certain operating expenses while the vessel was in dry-dock for repairs. Consequently, the total daily vessel operating expenses per vessel owned, including the management fees paid to our affiliate, Free Bulkers, was $5,702 for fiscal 2007, as compared to $4,587 for fiscal 2006, an increase of 24%.
     VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $267,000 for fiscal 2007, as compared to $689,000 for fiscal 2006. The decrease in voyage expenses reflected primarily the occurrence of only one twenty-five day voyage charter during fiscal 2007.
     DEPRECIATION AND AMORTIZATION — For fiscal 2007, depreciation expense totaled $4,435,000, as compared to $4,479,000 for fiscal 2006. The slight decrease in depreciation expense resulted primarily from the change of the estimated useful life of the M/V Free Fighter to 30 years from 27 years, based on management’s re-evaluation of the useful life following the vessel’s regularly scheduled fifth special survey and docking, as well as the subsequent sale of the M/V Free Fighter in April 2007. For fiscal 2007, amortization of dry-dockings, special survey costs and amortization of financing costs totaled $757,000, an increase of $315,000 from the expense reported in fiscal 2006, reflecting primarily the financing costs related to the availability of the credit facilities secured for the purchase of the new vessels.
     MANAGEMENT FEES — Management fees for fiscal 2007 totaled $875,000, as compared to $540,000 for fiscal 2006. The increase resulted primarily from the greater number of vessels under management during fiscal 2007 and from the fees paid in connection with the potential acquisition of the new four vessels starting on the date of the memoranda of agreement. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for accounting services related to the vessels’ operations and our public financial reporting obligations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel commencing from the date of the relevant purchase memorandum of agreement and and ending two months after delivery of the vessel to its new owners. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
     COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — For fiscal 2007, commissions paid totaled $1,095,000, as compared to $799,000 for fiscal 2006. These commissions represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels. The increase of $296,000 for fiscal 2007 as compared to fiscal 2006 relate directly to the increase of operating revenues in the respective periods. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $2,111,000 for fiscal 2007, as compared to $1,925,000 for fiscal 2006. Our general and administrative expenses increased by $186,000 due to the incurrence of $448,891 of advisory fees to third parties in 2007, partly off-set by the reduction resulting from the departure of two of our executive officers in January 2007.
     STOCK-BASED COMPENSATION EXPENSE — For fiscal 2007, stock-based compensation expense totaled $96,000, as compared to $651,000 for fiscal 2006. Compensation costs reflect non-cash, equity based compensation of our executive officers. The decrease is primarily a result of the departure of two of our executive officers in January 2007 and forfeitures of their stock options.
     INTEREST AND FINANCE COSTS — For fiscal 2007, financing costs were $3,204,000, an increase of $2,200,000 from the $1,004,000 for fiscal 2006. Our financing costs represent primarily the interest paid in connection with the bank loans for our vessels. The increase in financing costs resulted from financing costs incurred to secure the financing sources related to the acquisition of new vessels.
     LOSS ON DEBT EXTINGUISHMENT — During the last quarter of 2007, the Company expensed the unamortized financing costs related to repaid loans of $63,074,000 in accordance with their terms.
     CHANGE IN FAIR VALUE OF DERIVATIVES — During fiscal 2007, we entered into a swap agreement with respect to the loan from HSH Nordbank AG, which swap converted this loan into a fixed rate loan. The interest rate swap did not qualify for hedge accounting; therefore, the “marked to market’’ fair value adjustment is recorded in the statement of income. We recorded an unrealized loss of $749,000 during fiscal 2007. We entered into a novation for this swap agreement in connection with the refinancing of the loan from HSH Norbank with a credit facility from Credit Suisse.
     NET (LOSS) — Net loss for fiscal 2007 was $156,000, as compared to net loss of $3,324,000 for fiscal 2006. The significant reduction in our net loss reflected primarily the increased revenues due to increased charter rates, recognition of a gain $1,369,000 from the sale of the M/V Free Fighter and somewhat decreased depreciation and amortization expense due to a change in the estimated useful live of the M/V Free Fighter. Additionally, there was a decrease in stock-based compensation expense of $555,000 for fiscal 2007, as compared to the fiscal 2006.
Year Ended December 31, 2006 (“fiscal 2006”) as compared to year ended December 31, 2005 (“fiscal 2005”)
Consolidated Statements of Income
     (All amounts in tables in thousands of United States dollars, except for share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2006	December 31, 2005
OPERATING REVENUES	$11,727	$10,326
OPERATING EXPENSES :
Vessel operating expenses	(4,483)	(3,596)
Voyage expenses	(689)	(55)
Depreciation expense	(4,479)	(3,553)
Amortization of deferred dry-docking and special survey costs	(442)	(355)
Management fees to a related party	(540)	(488)
Commissions	(799)	(553)
Compensation costs	(651)	(200)
General and administrative expenses	(1,925)	(321)

	For the Year Ended	For the Year Ended
	December 31, 2006	December 31, 2005
(Loss) Income from operations	(2,281)	1,205
OTHER INCOME (EXPENSE):
Finance costs	(1,004)	(1,076)
Interest income	19	8
Other	(58)	15

Other expense	(1,043)	(1,053)

Net (loss) income	$(3,324)	$152

Basic (loss) earnings per share	$(0.53)	$0.03
Diluted (loss) earnings per share	$(0.53)	$0.03
Basic weighted average number of shares	6,290,100	4,574,588
Diluted weighted average number of shares	6,290,100	4,600,444
     REVENUES — Operating revenues for fiscal 2006 were $11,727,000, an increase of $1,401,000 from $10,326,000 in operating revenues for fiscal 2005. Included herein, revenues representing the profit-sharing portion of our charters were $0 for fiscal 2006 as compared to $776,335 in revenues representing the profit-sharing portion of our charters for fiscal 2005. We are no longer entering into profit-sharing arrangements with charterers. Revenues increased primarily as a result of an increase in voyage revenue relating to the M/V Free Fighter which was in service for 12 months in fiscal 2006 as compared to five months in fiscal 2005 offset by a decrease in operating revenue from the M/V Free Destiny resulting from a decrease in the number of days the vessel was available due to its dry-docking.
     VESSEL OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $4,483,000 in fiscal 2006 as compared to $3,596,000 for fiscal 2005. The increase in vessel operating expenses primarily reflects the operation of the M/V Free Fighter for a full 12 months during fiscal 2006 as compared to five months during fiscal 2005. The total daily vessel operating expenses, including the management fees paid to our affiliate, Free Bulkers, per vessel were $4,587 for fiscal 2006, an increase of 4.5% as compared to $4,387 for fiscal 2005.
     VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $689,000 for fiscal year 2006 as compared to $55,000 in fiscal 2005. Voyage expenses increased primarily as a result of a voyage carried out by the M/V Free Fighter during the first and second quarter of 2006.
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
     MANAGEMENT FEES — Management fees for fiscal 2006 totaled $540,000, an increase of $52,000 from the management fees of $488,000 in fiscal 2005. The management fees increased as a result of the operation of the M/V Free Fighter for 12 months in fiscal 2006 as compared to five months in fiscal 2005. Management fees are paid to our affiliate, Free Bulkers, for the management of our vessels. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel. We have also agreed to pay Free Bulkers a fee equal to 1.25% of freight or hire collected from the employment of our vessels and a 1% commission on the purchase price of any new vessels acquired or the sales price of any vessel sold by us with the assistance of Free Bulkers. Free Bulkers has entered into a sub-management agreement with Safbulk, an affiliate of FS Holdings, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk 1.25% of freight or hire collected from the employment of our vessels. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
     COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — Commissions paid during fiscal 2006 totaled $799,000, compared to the fiscal 2005 total of $553,000. The commission fees paid in fiscal 2006 and 2005 represented commissions paid to Free Bulkers and unaffiliated third parties. Our commissions paid increase primarily as a result of increased operations of the M/V Free Fighter, which we acquired in June 2005. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $1,925,000 in fiscal 2006 as compared to $321,000 in fiscal 2005. Our general and administrative expenses increased primarily as a result of an increase in salaries, legal fees, accounting and auditing fees, director and officer insurance costs and other fees and expenses relating to being a public company for the full fiscal year as compared to 15 days in fiscal 2005 as well as the write off as bad debt of certain charter hire due in 2005 relating to certain profit-sharing arrangements and not yet collected and the write-off of approximately $234,000 in fiscal 2006 relating to expenses and legal and advisory fees incurred in connection with a convertible debt offering that was not consummated.
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
     NET (LOSS)/INCOME — Net loss for fiscal 2006 was $3,324,000 as compared to net income of $152,000 for fiscal 2005. The net loss for fiscal 2006 resulted primarily from decreases in charter revenue earned during the first six months of fiscal 2006, increases in voyage operating expenses and depreciation resulting from the operation of the M/V Free Fighter for a full 12 months in 2006 as compared to five months in 2005 and the increase in general and administrative expenses resulting from operating as a public company for a full 12 months in 2006 as compared to 15 days in 2005.

Liquidity and Capital Resources
     Our principal sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to implement our growth plan. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.
     Based on current market conditions, we believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for the operation of our existing vessels for the next 18 months, as well as the additional vessel we are currently under contract to purchase. We will purchase this vessel with our cash on hand and a draw down under our Credit Suisse facility.
     On April 27, 2007, we sold the M/V Free Fighter for gross proceeds of $11,075,000 and from the $10,606,000 in net proceeds we repaid $4,485,000 outstanding under loans with First Business Bank.
     On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand drybulk carriers from non-affiliated parties for a total purchase price of $114,000,000. In accordance with the memoranda of agreement, we made deposits to the respective sellers of the above four vessels. We obtained the funds for the deposits from a draw down of the $14,000,000 unsecured shareholder loan as of June 30, 2007 described below in “— Long-Term Debt” and from our cash on hand, primarily from the proceeds of the sale of the M/V Free Fighter in April 2007. The acquisition of two of these vessels was subsequently cancelled on July 27, 2007 and the related deposits were refunded to us. The M/V Free Hero and the M/V Free Jupiter were purchased on July 3, 2007 and September 5, 2007, respectively, for the purchase prices of $25,250,000 and $47,000,000, respectively, as per the terms of their respective agreements. In substitution of the cancelled vessels, on August 20, 2007 we entered into a memorandum of agreement with an unrelated party for the purchase of the M/V Free Goddess, a vessel having similar tonnage and expected return characteristics as the cancelled vessels for a purchase price of $25,200,000.
     We took delivery of the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively, and paid the remaining balance of the respective purchase prices, net of the deposit paid, from cash on hand from operations and funds obtained from the following credit facilities available to us: (i) a $68,000,000 senior secured loan from HSH Nordbank AG; (ii) a $21,500,000 junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8,500,000 of the $14,000,000 unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed further below); and (iv) an overdraft credit facility of $4,000,000 available from Hollandsche Bank — Unie N.V.
     We took delivery of the M/V Free Goddess on October 30, 2007, paying the remaining balance of the purchase price, net of deposits, by utilizing $20,473,000 available under the existing facilities described above and $2,207,000 from available cash from operations.
     On January 22, 2008, we entered into memoranda of agreement to purchase from affiliated parties the M/V Free Impala, a 1997-built secondhand Handysize vessel which was delivered on April 2, 2008, and the M/V Free Knight, a 1998-built secondhand Handysize vessel which was delivered on March 19, 2008, for a total purchase price of $76.75 million. On March 10, 2008, we entered into a memorandum of agreement to purchase from an unaffiliated party the M/V Free Lady, a 2003-built secondhand Handymax vessel for a total purchase price of $65.20 million. We expect this vessel to be delivered between June and July 2008.
     If we do acquire additional vessels in the future beyond the near-term acquisitions we seek to complete, then we will rely on funds drawn from our existing or new debt facilities, our working capital, proceeds from possible future equity offerings, and revenues from operations to meet our liquidity needs going forward.
     The drybulk carriers we owned had an average age of 16.5 years as of the end of fiscal 2007. For financial statement purposes, we used an estimated useful life of 27 years for each vessel. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     The M/V Free Destiny, which is 26 years old, completed its scheduled dry-dock and special survey in the third quarter of 2007. The next scheduled dry-dockings of the M/V Free Envoy, the M/V Free Hero and the M/V Free Goddess are scheduled to occur in 2008, when the vessels will be 24, 13 and 13 years old, respectively. If those dry-dockings or special surveys do not require us to make extensive capital outlays to keep the vessels operating, then the M/V Free Envoy should continue in use for approximately another three years and the M/V Free Hero, and the M/V Free Goddess should continue in use for approximately another fourteen years, after their respective intermediate or special surveys dry-dockings.
     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.
Cash Flows
     OPERATING ACTIVITIES — Net cash from operating activities totaled $5,071,000 during fiscal 2007, as compared to $1,097,000 during fiscal 2006. This increase reflected primarily the increase in charter revenues received in 2007. The decrease in net cash from operating activities from fiscal 2006 as compared to fiscal 2005, during which net cash from operating activities totaled $5,724,000, resulted primarily from a decrease in charter revenue during the first quarter of 2006, resulting from a weaker charter market and the M/V Free Fighter being out of service for its special survey, and an increase in dry-docking and special survey cost and general and administrative expenses resulting from being a public reporting company.
     INVESTING ACTIVITIES — We used $86,979,000 of cash in investing activities during fiscal 2007 as compared to no cash used in investing activities during fiscal 2006. The increase was primarily a result of the deposits placed for the purchases of the M/V Free Hero and the M/V Free Jupiter, and the anticipated purchases of two additional vessels that were subsequently cancelled, which was offset by the proceeds received from the sale of the M/V Free Fighter. We did not use any cash in investing activities during fiscal 2006 as compared to $11,213,000 for fiscal 2005. We used cash in investing activities during fiscal 2005 to purchase vessels.

     FINANCING ACTIVITIES — Net cash from financing activities during fiscal 2007 was $144,930,000, which includes $104,743,000 from a long-term loan obtained to finance the acquisition of additional vessels, $95,153,000 in net proceeds from our public offering of common stock in 2007, and $14,000,000 of proceeds from a shareholder loan, which shareholder loan was repaid in full in 2007. Net cash used in financing activities in fiscal 2006 was $3,991,000, which primarily reflects payments of $8,250,000 of long-term debt offset by the proceeds of borrowings and the movement of a bank overdraft of $4,330,000. Net cash provided by financing activities in fiscal 2005 was $8,313,000, which primarily reflects borrowings of $14,916,000 from unaffiliated banks and shareholders and $5,901,000 from the issuance of common stock offset by the repayment of $12,866,000 of borrowings.
Capital Requirements
     We expect to take delivery of the M/V Free Lady, a 2003-built secondhand Handymax vessel that we agreed on March 10, 2008 to purchase from an unaffiliated party for a total purchase price of $65.20 million, between June and July 2008. We expect to use our cash and a draw down under the Credit Suisse credit facility to finance the acquisition of this vessel, as described under “Business — Loans for Vessels.”
Long-Term Debt
See “Item 4. Information on the Company — Loans for Vessels” for a summary of our long-term debt.
Off-Balance Sheet Arrangements
     As of December 31, 2007, we did not have off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.
Contractual Obligations and Commercial Commitments
     The following table summarizes our contractual obligations as of December 31, 2007 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
		Less than			More than
(Dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt	$56,300	$11,800	$17,400	$14,560	$12,540
Interest on variable-rate debt	7,605	2,310	2,667	1,504	1,124

Total obligations	$63,905	$14,110	$20,067	$16,064	$13,664

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
     Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of valuations performed on an individual vessel basis.
     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2007 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. During 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton as of December 31, 2007, which we believe is common in the shipping industry. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.
     Deferred dry-dock and special survey costs. Our vessels are required to be dry-docked approximately twice in any 60-month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost-efficient manner. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized on a straight line basis over the period through the date the next dry-docking or special survey becomes due. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
     Costs capitalized as part of the dry-dock include all work required by the vessel’s classification societies, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of water ballast tanks, cargo holds, steelworks, piping works and valves, machinery work and electrical work.
     All work that may be carried out during dry-dock time for routine maintenance according to our planned maintenance program and not required by the vessel’s classification societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of resulting gain or loss in the year of the vessel’s sale.

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
     Vessel operating expenses are accounted for on an incurred basis. Certain vessel operating expenses payable by us are estimated and accrued at period end.
     We generally enter into profit-sharing arrangements with charterers, whereby we may receive additional income equal to an agreed upon percentage of net earnings earned by the charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenues generated from profit-sharing arrangements are recognized based on the amounts settled for a respective period.
     Insurance claims. Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. The insurance claim recoveries receivable are recorded, net of any deductible amounts, at the time when the fixed asset suffers the insured damages and the damage is quantified by the insurance adjuster’s preliminary report or when crew medical expenses are incurred and management believes that recovery of an insurance claim is probable. The non-recoverable amounts are classified as operating expenses in our statement of operations. Probability of recovery of a receivable is determined on the basis of the nature of the loss or damage covered by the policy, the history of recoverability of such claims in the past and the receipt of the adjuster’s preliminary report on the quantification of the loss. We pay the vendors involved in remedying the insured damage, submit claim documentation and upon collection offset the receivable. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.
     Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 157 “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet released financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The FASB has issued FSP FAS 157-2 “The Effective Date of FASB Statement 157” which confirms the partial deferral of the effective date of SFAS No. 157 “Fair Value Measurements” for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on own consolidated financial statements. This statement will be effective for US Company for the fiscal year beginning on January 1, 2008 for financial assets and liabilities and for the year beginning on January 1, 2009 for non-financial assets and liabilities.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements”. We have elected not to adopt this statement prior to the required date and do not expect the adoption to have a material effect on the consolidated financial statements.
          In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will be effective for any business combinations commenced after January 1, 2009. Accordingly, any business combinations we engage in will be recorded and disclosed following existing U.S. GAAP until December 31, 2008.
          In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51”. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. We are currently evaluating the expected impact, if any, of the adoption of SFAS No. 160 on our consolidated financial statements.
          In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS No. 161 on our consolidated financial statements.
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

Name	Age	Position	Director Class
Ion G. Varouxakis	37	Chairman of the Board of Directors, Chief Executive Officer and President	C
Dimitris D. Papadopoulos	63	Chief Financial Officer	—
Kostas Koutsoubelis	53	Director, Vice President and Treasurer	A
Alexis Varouxakis	31	Secretary	N/A
Matthew W. McCleery	38	Director	A
Focko H. Nauta	50	Director	B
Dimitrios Panagiotopoulos	47	Director	C
          Ion G. Varouxakis is one of our founders and is the chairman of our board of directors. He also serves as our president and chief executive officer. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a managing director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of drybulk carriers. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is an officer of the reserves of the Hellenic Army. Mr. Varouxakis is the brother of Alexis Varouxakis.
          Dimitris D. Papadopoulos became our chief financial officer in May 2007. Mr. Papadopoulos started his career with Citigroup in New York from 1968 to 1970, in the European credit division, and was later posted in Athens from 1970 to 1975, where he left as general manager of corporate finance to join Archirodon Group Inc. There he served as financial and administration vice president from 1975 to 1991, which included the financial supervision of the Group’s shipping division, the Konkar Group. He served as chairman and chief executive officer of the group’s U.S. arm, Delphinance Development Corp. from 1984 to 1991. In addition to its real estate development, oil and gas development and venture capital investments, Delphinance owned several U.S. contracting companies engaged in both the public and private sectors, with special expertise in harbor and marine works. In 1991, he assumed the position of managing director of Dorian Bank, a full-charter commercial and investment bank in Greece, where he served until 1996. From 1996 until 1998 and from 2000 until 2001, he was a freelance business consultant. From 1998 to 1999, he served as managing director of Porto Carras S.A., a resort hotel in Northern Greece. Later, as executive vice president at the Hellenic Investment Bank, from 1999 to 2000, he was responsible for developing the bank’s new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations. From 2004 until April 2007, Mr. Papadopoulos served as president of Waterfront Developments S.A. As a Fullbright grantee, Mr. Papadopoulos studied economics at Austin College, Texas (B.A. and “Who’s Who amongst Students in American Colleges and Universities” — 1968) and did graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.

          Kostas Koutsoubelis joined our board of directors in 2007 and serves as our vice president and treasurer. In addition, Mr. Koutsoubelis is the group financial director of the Restis Group of Companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of directors in First Business Bank, South African Marine Corp. S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.
          Alexis Varouxakis is our secretary. Mr. Varouxakis holds a bachelor in science degree in economics from City University, London, and a master in arts degree in art management from City University, London. From 2001 to 2004, he was involved in the entertainment industry and produced a number of feature films, award winning short movies, and television commercials. Between 2002 and 2004, Mr. Varouxakis was a member of the board of directors of the New Producers Alliance, UK’s national membership and training organization for producers and filmmakers. From 2005 to 2006, he was general manager of Aello MCPY, a company specializing in the luxury yacht charter business. In 2007, he joined Free Bulkers S.A. as assistant operations manager. Mr. Varouxakis is the brother of Ion Varouxakis.
          Matthew W. McCleery has been one of our directors since 2005. He also is currently the president of Marine Money International, a provider of maritime finance transactional information and maritime company analyses. Mr. McCleery joined Marine Money International in 1997 as managing editor and was promoted to president in 1999. He is also currently managing director of Marine Money Consulting Partners, the financial advisory and consulting arm of Marine Money International that provides shipowners with advisory services in capital raising, debt financing and business combination transactions. He assisted in the formation of Marine Money Consulting Partners in 2001. Mr. McCleery graduated from the University of Connecticut School of Law, and was admitted to the Connecticut bar, in 1997.
          Focko H. Nauta has been one our directors since 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.
          Dimitrios Panagiotopoulos joined our board of directors in 2007. In addition, he is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he was working as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.
          Messrs. Ion and Alexis Varouxakis are brothers.

          B. Compensation
     The total gross compensation paid in 2007 to our executive officers and directors as a group was $475,711.
          C. Board Practices
          The term of our Class A directors expires in 2009, the term of our Class B directors expires in 2010 and the term of our Class C directors expires in 2008. Each of Messrs. McCleery and Nauta were appointed to the Board of Directors on December 16, 2005. Each of Messrs. Koutsoubelis and Panagiotopoulos were elected to the Board on January 5, 2007.
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
          E. Share Ownership
          The following table sets forth information regarding beneficial ownership of our common stock as of April 9, 2008 by each of our officers and directors and all of our officers and directors as a group.
          Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them.

		Percentage of
	Number of Shares of	Shares of Common
	Common Stock	Stock Beneficially
Name	Beneficially Owned	Owned(1)
Ion G. Varouxakis	2,394,890 (2)	11.4%
Dimitris D. Papadopoulos	0	*
Matthew W. McCleery	0	*
Focko H. Nauta	0	*
Dimitrios Panagiotopoulos	0	*
Kostas Koutsoubelis	0	*
Alexis Varouxakis	0	*
All directors and officers as a group (seven persons)	2,394,890	11.4%

*	Less than 1%.

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. These percentages are calculated on the basis of 20,743,456 outstanding shares of FreeSeas common stock.

(2)	Reflects 2,078,223 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis; 66,667 shares issuable upon the exercise of immediately exercisable warrants issued to The Mida’s Touch; and 250,000 shares that may be acquired by Mr. Varouxakis pursuant to immediately exercisable stock options. Does not include 40,000 shares owned by V Estates S.A., which is controlled by the father of Mr. Varouxakis, and 30,600 shares owned by the mother of Mr. Varouxakis, as to which shares he disclaims beneficial ownership.
Amended and Restated 2005 Stock Incentive Plan
          Our Amended and Restated 2005 Stock Incentive Plan was implemented for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Our shareholders approved the plan on December 19, 2006. Awards may be granted under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Pursuant to the plan, we have reserved 1,500,000 shares of our common stock for awards.
          All of our officers, directors and executive, managerial, administrative and professional employees are eligible to receive awards under the plan. Our board of directors has the power and complete discretion, as provided in the plan, to select which persons will receive awards and to determine for each such person the terms, conditions and nature of the award, and the number of shares to be allocated to each individual as part of each award.
Employment Agreements
          We have entered into employment agreements with Ion G. Varouxakis and Dimitris D. Papadopoulos. Mr. Varouxakis’ agreement is for an initial term of three years, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Mr. Papadopoulos’ agreement is for an initial term of two years, with additional one-year renewal terms so long as we do not give notice of termination at least 90 days before the expiration of the current term. The officers’ salaries are subject to increases as may be approved by our board of directors and they are entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and the reimbursement of expenses and other employee benefits as may be implemented.
          We may terminate these employment agreements for “cause” at any time. “Cause,” as defined in the agreements, means: (1) the willful breach or habitual neglect by the officer of his job duties and responsibilities; (2) material default or other material breach of an employee’s obligations under his employment agreement or fraud; or (3) conviction of any crime, excluding minor traffic offenses. Each of these agreements terminates upon the relevant officer’s death or after the officer’s inability to perform his duties for a cumulative period of 90 days during any one year. The agreements do not provide for payments upon a change in control of us.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
          A. Major Shareholders
          The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the date of filing of this annual report.

		Percentage of
	Number of Shares of	Shares of Common
	Common Stock	Stock Beneficially
Name	Beneficially Owned	Owned(1)
Ion G. Varouxakis	2,394,890 (2)	11.4%
FS Holdings Limited	2,808,782	13.5%
Trafelet Capital Management, L.P.	1,200,000 (3)	5.8%

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person.

(2)	Reflects 2,078,223 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis; 66,667 shares issuable upon the exercise of immediately exercisable warrants issued to The Mida’s Touch; and 250,000 shares that may be acquired by Mr. Varouxakis pursuant to immediately exercisable stock options. Does not include 40,000 shares owned by V Estates S.A., which is controlled by the father of Mr. Varouxakis, and 30,600 shares owned by the mother of Mr. Varouxakis, as to which shares he disclaims beneficial ownership.

(3)	Based solely on information contained in a Schedule 13G filed with the SEC on November 11, 2007.
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
          As of April 14, 2008, 17,864,074 shares of our common stock, or 86.1%, were held of record by five persons with U.S. addresses of record, including (i) 2,014,697 shares beneficially owned by one of our executive officers whose shares are held in an account in the United States, and (ii) 15,797,177 shares owned of record is CEDE & Co., a nominee of The Depository Trust Company. As a nominee, , we believe that the shares held by CEDE & Co. include shares of common stock beneficially owned by both holders in and outside the United States.

          B. Related Party Transactions
          Each of our vessel-owning subsidiaries has entered into a management contract with Free Bulkers, a company owned and operated by Mr. Varouxakis. Pursuant to the management contracts, Free Bulkers is responsible for all aspects of technical management and maintenance for each of the vessels. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) technical management fee of $15,000 per vessel, paid in advance, from the date of signing the memorandum of agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a commercial management commission fee equal to 1.25% of the revenues collected from the employment of our vessels. We have further agreed to pay Free Bulkers a 1% commission on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We believe that we pay Free Bulkers industry standard fees for these services. We anticipate that Free Bulkers may manage any additional vessels we may acquire in the future.
          Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders. Safbulk and FS Holdings Limited are controlled by the Restis family. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk the 1.25% fee on hire or freight to be received from us for our vessels chartered through Safbulk, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice.
          Free Bulkers provided us with our office space at no rental cost to us until February 5, 2007. On such date, and in conjunction with moving into larger office space, we entered into an agreement with Free Bulkers pursuant to which we agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our current office space. As of December 31, 2007, the amount paid under such agreement equaled approximately $67,000 (Euro 48,200). Effective as of January 1, 2008 and in conjunction with expanding our office space, we have agreed to pay Free Bulkers one half of the monthly rent of $15,525 (Euro 9,703 based on the current exchange rate of $1.60 to €1.00) plus one half of the apportioned common expenses charged by the lessor.
          In September 2007, we entered into an additional agreement with Free Bulkers pursuant to which Free Bulkers will provide to us services related to our accounting and financial reporting obligations, including our internal controls assessment and reporting obligations. Free Bulkers’ fee for the foregoing services is $300,000 per year payable quarterly. This agreement was for an initial term of 12 months. Effective as of January 1, 2008, such fee was increased to $500,000 in order to cover increased costs for staff, installation of a new accounting software and compliance to Section 404 of the Sarbanes-Oxley Act of 2002.
          On May 7, 2007, FS Holdings Limited, an entity controlled by the Restis family, agreed to loan us up to $14,000,000 pursuant to an unsecured promissory note for the purpose of financing the acquisition of four new vessels. The loan was fully drawn. The note accrued interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan was due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000,000 in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities or (iii) the date of acceleration due to a default of the amounts due under the note. The loan was prepayable by us, upon 30 days’ prior written notice to FS Holdings Limited, in whole or in part, in increments of not less than $500,000. Additionally, we agreed to issue to FS Holdings Limited, for every $1,000,000 (or pro rata portion thereof) drawn under the loan, 50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant was s exercisable to purchase one share of our common stock. We issued 700,000 warrants to acquire shares of our common stock pursuant to this loan. In November 2007, we used a portion of the net proceeds of the October 2007 offering to repay all the amounts outstanding under this loan. On November 14, 2007, FS Holdings exercised its warrants to purchase 700,000 shares of our common stock.
          We had outstanding two loans from our principal shareholders. These loans were made in August and September 2004 in connection with the purchases of the M/V Free Destiny and the M/V Free Envoy, respectively. The loans had principal balances at origination of $1,579,447 and $2,554,737, respectively, and were interest-free. In April 2005 and October 2005, the loans were modified to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that we raise additional capital of at least $12,500,000. Previously, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. On January 5, 2007, the shareholder loans due to one of our corporate shareholders were sold to The Mida’s Touch, a corporation controlled by Mr. Varouxakis for the principal amount outstanding. The Mida’s Touch subsequently sold a portion of such loans to FS Holdings Limited. In November 2007, we used a portion of the net proceeds of the October 2007 offering to repay all the amounts outstanding under these loan.
          In January 2007, V Capital S.A., a Marshall Islands corporation wholly owned by Ion G. Varouxakis, purchased from the two other co-founding shareholders an aggregate of 2,812,250 shares of our common stock for cash at a price of $3.268 per share and pre-existing promissory notes in the aggregate principal amount of $1,308,500 executed by us for consideration equal to the principal amount of the notes. Simultaneously V Capital S.A. sold 70,600 shares to Mr. Varouxakis’ family members and 2,108,782 shares to FS Holdings Limited. V Capital S.A. also sold 305,921 shares to an institutional investor and sold 327,197 shares to The Mida’s Touch S.A., another Marshall Islands corporation wholly owned by Mr. Varouxakis. All of these sales were for cash at $3.268 per share. In addition, V Capital S.A. transferred $1,108,500 of the principal amount of the shareholder loans to FS Holdings Limited for consideration equal to the principal amount transferred.
          On August 14, 2007, we received a letter from counsel representing two of our former executive officers alleging that the registration statement on Form F-3 filed by us with the SEC on August 3, 2007 misstated the number of shares beneficially owned by the two executive officers. The two former executive officers allege that they continue to beneficially own 500,000 shares of common stock underlying options granted to them in connection with their prior employment with us. We have responded that we believe that these options expired unexercised pursuant to our stock option plan and we intend to vigorously defend this position.
          Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, our chairman, chief executive officer and president, is associated with of Aquavita Chartering. Free Bulkers and Safbulk use Aquavita Chartering, from time to time, as one of the shipping brokers for our fleet. Aquavita Chartering received commissions of approximately $114,000 and $0 during fiscal 2007 and fiscal 2006, respectively, for such services.
          C. Interest of Experts and Counsel
          Not applicable.

ITEM 8. FINANCIAL INFORMATION
          A. Consolidated Statements and Other Financial Information
          Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
          B. Significant Changes
          Not applicable.
ITEM 9. THE OFFER AND LISTING
          A. Offer and Listing Details
          Not applicable.
          B. Plan of Distribution
          Not applicable.
          C. Markets
          Our common stock, Class W warrants and Class Z warrants began trading on the Nasdaq® Global Market on November 8, 2007 under the trading symbols FREE, FREEW and FREEZ, respectively. Prior to that time, the Company’s common stock, Class W warrants and Class Z warrants were traded on The Nasdaq Capital Market under the symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board® (the “OTCBB”).
          The closing high and low sales prices of our common stock, Class W warrants and Class Z warrants as reported by the Nasdaq® Stock Market, for the quarters and months indicated, are as follows:

For the Years Ended:	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
December 31, 2006	$5.45	$2.62	$0.95	$0.18	$1.20	$0.35
December 31, 2007	10.24	2.76	5.14	0.25	5.20	0.48

For the Quarters Ended:	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
March 31, 2006	$5.45	$4.50	$0.95	$0.55	$1.20	$0.60
June 30, 2006	4.85	3.65	0.58	0.46	0.68	0.48
September 30, 2006	5.07	3.70	0.60	0.30	0.72	0.42
December 31, 2006	4.90	2.62	0.60	0.18	0.70	0.35
March 31, 2007	5.15	2.76	1.29	0.25	1.15	0.48
June 30, 2007	7.63	4.55	2.65	0.81	2.76	1.00
September 30, 2007	9.35	6.77	3.30	1.82	3.35	2.10
December 31, 2007	10.24	5.12	5.14	1.68	5.20	1.73

For the Months Ended:	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
November 30, 2007	8.45	5.12	4.01	1.90	3.85	1.90
December 31, 2007	6.48	5.16	2.80	1.68	2.65	1.73
January 31, 2008	6.10	4.62	2.45	1.08	2.45	1.40
February 29, 2008	6.15	5.10	1.80	1.44	1.93	1.65
March 31, 2008	5.94	4.96	1.90	1.06	1.88	1.45
April 30, 2008	7.41	6.09	3.00	1.87	2.95	1.85
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
          C. Material Contracts
Loan Agreement dated March 31, 2008 between Adventure Nine, S.A. and First Business Bank; First Preferred Mortgage on the M/V Free Impala; Deed of Covenants dated April 2, 2008 between Adventure Nine and First Business Bank
          On March 31 2008, we entered into a loan agreement with FBB to finance a portion of the purchase price of the M/V Free Impala. The loan is in the principal amount of $26,250,000 to our subsidiary, Adventure Nine, S.A., matures in seven years and bears interest at the rate of LIBOR plus 1.375% per annum. The loan is payable in 28 quarterly installments of $750,000 plus interest with a balloon payment of $5,250,000 due with the 28th installment. The loan is secured by a first preferred mortgage on the M/V Free Impala, a FreeSeas’ guarantee, a manager’s undertaking and pledges of (1) the rights and earnings under time charter contracts present or future, and (2) rights under insurance policies.
          In addition, the loan agreement contains certain affirmative and negative covenants including the maintenance of certain financial covenants regarding our leverage ratio, EBITDA, and minimum liquidity.

Memorandum of Agreement dated March 10, 2008 for M/V Free Lady
          On March 10, 2008, we entered into a memorandum of agreement with an unaffiliated third party pursuant to which we agreed to purchase the M/V Free Lady, a 2003-built secondhand Handymax vessel for a total purchase price of $62.50 million. The M/V Free Lady is expected to be delivered in June or July 2008.
Memorandum of Agreement dated January 22, 2008 for the M/V Free Impala
          On January 22, 2008, we entered also into a memorandum of agreement with an affiliated third party pursuant to which we agreed to purchase the M/V Free Impala, a 1998-built secondhand Handysize vessel for a total purchase price of $37,500,000. The M/V Free Impala was delivered on April 2, 2008.
Memorandum of Agreement dated January 22, 2008 for the M/V Free Knight
          On January 22, 2008, we entered into a memorandum of agreement with an affiliated third party pursuant to which we agreed to purchase the M/V Free Knight, a 1998-built secondhand Handysize vessel for a total purchase price of $39.25 million. The M/V Free Knight was delivered on March 19, 2008.
Credit Agreement dated January 21, 2008 among Adventure Two, Adventure Three and Adventure Seven with Hollandsche Bank — Unie N.V.; Short term Loan Agreement among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank—Unie N.V.; Rollover Loan Agreement dated April 3, 2008 among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank—Unie N.V.; First Preferred Mortgage dated March 19, 2008 on the M/V Free Knight; Deed of Covenants between Adventure Seven and Hollandsche Bank — Unie N.V; Second Preferred Mortgage on the M/V Free Destiny; Second Preferred Mortgage on the M/V Free Envoy
          In connection with the purchase of the M/V Free Knight, we, through our subsidiaries, Adventure Seven, S.A., Adventure Two S.A. and Adventure Three S.A., as co-borrowers, entered into a credit agreement pursuant to which HBU made available to us (i) the existing facility in the outstanding amount of $3,100,000 described above, (ii) an new credit facility in the amount of $1,500,000, which is to be reduced by $125,000 quarterly beginning three months after the first draw down date; (iii) an new credit facility in the amount of $3,000,000, which will be reduced to zero by April 1, 2016; and (iv) a rollover loan facility in the amount of $27,000,000, which was used to finance a portion of the purchase price of the M/V Free Knight. The loan matures on January 1, 2016 and is repayable in four quarterly installments of $1,750,000, 26 quarterly installments of $750,000 and one balloon payment of $500,000 on final maturity commencing three months from draw down. All four facilities, totaling $34,600,000, bear interest at the rate of 1.30% over LIBOR per annum. All four facilities are secured by a first preferred mortgage on the M/V Free Knight and first and second preferred mortgages on the M/V Free Envoy and the M/V Free Destiny, a FreeSeas’ guarantee, a manager’s undertaking and pledges of (1) the rights and earnings under time charter contracts present or future, and (2) rights under insurance policies. In addition, the loan agreement contains certain affirmative and negative covenants including the maintenance of certain financial covenants regarding our leverage ratio, EBITDA, and minimum liquidity.

Facility Agreement date December 24, 2008 between FreeSeas Inc. and Credit Suisse; First Preferred Mortgage on the M/V Free Hero; First Preferred Mortgage on the M/V Free Goddess; First Preferred Mortgage on the M/V Free Jupiter
          On December 28, 2007, we entered into a reducing revolving credit facility from Credit Suisse in the aggregate amount of $87,000,000, consisting of a $48,700,000 loan to refinance up to 50% of the purchase price of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess and a $38,300,000 facility to finance up to 75% of the purchase price of additional vessels. Upon each drawdown under the $38,300,000 facility the aggregate amount outstanding under the total $87,000,000 facility may not exceed 60% of the aggregate market value of the M/V Free Hero, the M/V Free Jupiter, the M/V Free Goddess and any additional vessels financed under the facility.
          The secured revolving term loan facility matures eight years from the date of the initial draw down. The maximum amount available under the $48,700,000 facility will be reduced by 32 quarterly reductions of $1,250,000 plus a final reduction of $8,700,000 on the final maturity date. The first reduction is due by the earlier to occur of three months after the first drawdown or January 31, 2008. Each advance under the $38,300,000 facility will be reduced quarterly based on a 18 year repayment profile for vessels acquired with such facility beginning three months after each respective drawdown. The security for the facilities include a first preferred mortgage on the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess as well as any additional vessels purchased with the $38,300,000 facility, first preferred assignment of all earnings from such vessels and first preferred assignment of insurances. In addition, the loan agreement contains certain affirmative and negative covenants including the maintenance of certain financial covenants regarding our leverage ratio, EBITDA, and minimum liquidity. The loan agreement permits payments of dividends to our shareholders provided we are in compliance with certain loan covenants.
Memorandum of Agreement dated August 20, 2007 for the M/V Free Goddess
          On August 20, 2007, we entered into a memorandum of agreement with an unaffiliated third party pursuant to which we agreed to purchase the M/V Free Goddess, a 1995-built secondhand Handysize vessel for a total purchase price of $25.20 million. The M/V Free Goddess was delivered on October 30, 2007.
Loan Agreement between FreeSeas Inc. and HSH Nordbank; Loan Agreement between FreeSeas Inc. and BTMU Capital Corporation; Amendment to Loan Agreement between FreeSeas Inc, and HSH Nordbank
          On June 27, 2007, we, through our subsidiaries, Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A. and Adventure Eight S.A, entered into a senior loan agreement with HSH Nordbank AG that provides for borrowings of up $68,000,000 for the purpose of financing part of the cost of the M/V Free Hero, the M/V Free Jupiter and two other specified secondhand drybulk carriers. The aggregate amount of the loan may not exceed the lower of (1) $67,000,000, (2) 59% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the BTMU Capital Corporation junior loan will not exceed $88,500,000. The amount of the loan may be increased, depending on our aggregate charter rates and other terms of our charters, so as not to exceed the lower of (1) $68,000,000, (2) 59% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the BTMU Capital Corporation junior loan will not exceed $89,500,000. The loan agreement provides for the payment of interest in respect of one month, three month or six month interest periods. Amounts drawn under the loan agreement generally bear interest at an annual rate of LIBOR for the interest period plus 1.5% per annum, provided that the margin decreases to 1.3% per annum after the prepayment of the loan following a successful offering (as defined in the loan agreement), and certain mandatory costs. The loan is payable in 32 installments. Assuming the loan is drawn down in full, the amount of each of the first to eighth installments would be $3,125,000, the amount of each of the ninth to twelfth installments would be $2,250,000, the amount of each of the thirteenth to thirty-first installments would be $1,000,000 and the amount of the final installment would be between $14,000,000 and $15,000,000. The amount of the installments will be proportionately reduced if we drawdown less than the full amount available under the loan. The amount of the installments will also be reduced following prepayment of a portion of the loan. The loan agreement provided for the mandatory prepayment of the BTMU Capital Corporation junior loan and any portion of the HSH Nordbank AG senior loan following the October 2007 offering of our common stock. Amounts drawn under the loan agreement are secured by, among other things, a first priority mortgage on the applicable vessel, a corporate guarantee and certain account pledges. The loan agreement also requires that we enter into interest rate swaps or other derivative transactions to ensure that a part of the loan is hedged against interest rate fluctuations
          In addition, on June 27, 2007, we, through our subsidiaries, Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A and Adventure Eight S.A, entered into a junior loan agreement with BTMU Capital Corporation that provides for borrowings of up $21,500,000 for the purpose of financing part of the cost of the M/V Free Hero, the M/V Free Jupiter and two other specified secondhand drybulk carriers. The aggregate amount of the loan may not exceed the lower of (1) $21,500,000, (2) 80% of the aggregate market value of certain specified ships and (3) such amount when added to the amount drawn down under the HSH Nordbank AG senior loan will not exceed $89,500,000. The loan agreement provides for the payment of interest in respect of one month, three month or six month interest periods. Amounts drawn under the loan agreement generally bear interest at an annual rate of LIBOR for the interest period plus 2.75% per annum, provided that the margin increases to 3.50% per annum on June 27, 2008 and 4.25% per annum on June 27, 2009. The loan is due no later than June 27, 2010, provided, however, that the loan agreement provided that we will prepay an amount of the loan from the proceeds of the October 2007 offering of our common stock equal to the lower of (1) the total amount of the loan outstanding and (2) the offering proceeds. Amounts drawn under the loan agreement are secured by, among other things, a second priority mortgage on the applicable vessel financed under the loan, a second priority mortgage on each of the M/V Free Destiny and the M/V Free Envoy, a corporate guarantee and certain second priority account pledges.
Memoranda of Agreement dated May 1, 2007 regarding vessel acquisitions
          On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand drybulk carriers from non-affiliated parties for approximately US $114 million. The expected delivery dates of the vessels are June through August 2007. We will contribute up to US $11 million in cash towards the purchase of these vessels and we are obtaining financing in the form of a US $67 million to US $68 million senior loan from HSH Nordbank, a US $21.5 million junior loan from Bank of Tokyo Mitsubishi, and up to US $14 million in the form of a new non-amortizing, unsecured shareholder loan.
Promissory Note dated May 7, 2007 from FreeSeas Inc. to FS Holdings Limited
          We entered into an unsecured promissory note in the aggregate principal amount of US $14 million in connection with the financing of our pending vessel acquisitions described above. The note accrues interest at the annual rate of 12.0%, payable upon maturity of the loan. The loan can be drawn by us in tranches of at least US $250,000 per draw. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than US $40 million in an offering of our Common Stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to the lender, in whole or in part, in increments of not less than $500,000. Additionally, we will issue to the shareholder providing the loan, FS Holdings Limited, for every US $1.0 million drawn under the loan, 50,000 warrants to purchase shares of our Common Stock at an exercise price of US $5.00 per share.
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
          E. Taxation
          The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.
Marshall Islands Tax Consequences
          We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders provided such stockholders are not residents of the Marshall Islands.
United States Federal Income Tax Consequences
          The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership and disposition of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based, in part, upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. References in the following discussion to “we” and “us” are to Euroseas and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Our Company
          Taxation of Operating Income: In General
          Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
          Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.
          Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

          In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
          Exemption of Operating Income from United States Federal Income Taxation
          Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
               • we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and
               • either
               • more than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) who comply with certain documentation requirements, which we refer to as the “50% Ownership Test,” or
               • our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”
          The Republic of the Marshall Islands, the jurisdiction where we and our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
          It is not clear whether we will be entitled to the benefits of Section 883 for 2006 and 2007. We do not anticipate, however, that a material amount of United States federal tax would be owed in the event that we do not qualify for the benefits of Section 883 for such years.
          For 2008 and subsequent years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. Our ability to satisfy the Publicly-Traded Test is discussed below.
          The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Capital Market.
          Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on one or more established securities markets which we refer to as the listing threshold. Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Capital Market and, accordingly, we will satisfy the listing requirement.
          It is further required that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1 / 6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
          Notwithstanding the foregoing, the regulations provide, in pertinent part, a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of such class of stock, which we refer to as the “5% Override Rule.” The 5% Override Rule shall not apply to us, however, if we can establish that our qualified shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of such class of stock for more than half of the number of days during the taxable year, which we refer to as the “5% Override Rule Exception.” Establishing such ownership by qualified shareholders will depend upon the status of our direct and indirect individual shareholders as residents of qualifying jurisdictions and whether they own shares through bearer share arrangements and will require compliance with ownership certification procedures by individual shareholders that are residents of qualifying jurisdictions and by each intermediary or other person in the chain of ownership between us and such individuals.
          For purposes of being able to determine the persons who own, actually or constructively, 5% or more of a class our stock, or “5% Shareholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission to identify persons who have a 5% or more beneficial interest in a class of our stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.
          There can be no assurance regarding whether we will be subject to the 5% Override Rule for any year or whether in circumstances where it would otherwise apply we will be able to qualify for the 5% Override Rule Exception. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.
          Taxation in Absence of Exemption
          To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
          To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.
          Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
          • We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
          • substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
          We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
          United States Taxation of Gain on Sale of Vessels
          Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
          As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
          If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
          Distributions
          Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
          Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Capital Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been introduced that, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any distributions treated as dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
          Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our stock paid by us. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.
          Sale, Exchange or Other Disposition of Common Stock
          Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.- source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
          Passive Foreign Investment Company Status and Significant Tax Consequences
          Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:
          • at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
          • at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
          For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
          Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
          As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, provided that our common shares are listed on the NASDAQ Capital Market and are treated as “regularly traded” on such market for the year in which the election is made, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.
          Taxation of U.S. Holders Making a Timely QEF Election
          If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.
          Taxation of U.S. Holders Making a “Mark-to-Market” Election
          Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a

“mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock islisted on the NASDAQ Capital Market, our common stock will be treated as “marketable stock” for this purpose, provided that our common stock is regularly traded on such market in accordance with applicable Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
          Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
          Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
          • the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;
          • the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and
          • the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
          These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
United States Federal Income Taxation of “Non-U.S. Holders”
          A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

          Dividends on Common Stock
          Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
          Sale, Exchange or Other Disposition of Common Stock
          Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:
          • the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
          • the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
          If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
          Backup Withholding and Information Reporting
          In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:
          • fail to provide an accurate taxpayer identification number;
          • are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or
          • in certain circumstances, fail to comply with applicable certification requirements.
          Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

          If you sell your stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
          Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.
          We encourage each stockholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          Interest Rate Fluctuation
          The international drybulk industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. To mitigate this risk, we have entered into two interest rate swap contracts (see Note 2 to the Consolidated Financial Statements).

          Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2007 fiscal year by approximately $89,131 based upon our debt level during the period in 2007 during which we had debt outstanding.
          The following table sets forth for a period of five years the sensitivity of the loans on each of the vessels owned by us during fiscal 2007 in U.S. dollars to a 100-basis-point increase in LIBOR.

Vessel Name	2008	2009	2010	2011	2012
Free Destiny	$30,000	—	—	—	—
Free Jupiter	103,000	339,000	281,000	126,000	204,000
Free Hero/ Free Goddess	229,000	287,000	200,000	113,000	27,000
          Please see “Item 4. Information on the Company — Loans for Vessels” for a full description of each of these loans.
          Foreign Exchange Rate Risk
          We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2007, 2006 and 2005, approximately 18%, 43.3% and 41.8%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). During 2007, we experienced an increase of 10% or more in the value of other currencies. As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2007 by approximately $152,262 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2007.
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
ITEM 15. CONTROLS AND PROCEDURES
          (a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2007 our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that (i) the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) information is accumulated and communicated to management including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.
          (b) Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.
          Management has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2007 was effective.
          This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

          (c) Changes in Internal Control over Financial Reporting.
          There were no changes in internal control over financial reporting during the year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2006(1)	2007(1)
Audit fees	$210,000	$1,078,000

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2006 and December 31, 2007 and include fees for professional services related to the filing of our registration statement with the SEC for our 2007 public offering.
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
          Not applicable.
ITEM 18. FINANCIAL STATEMENTS
          The following financial statements are filed as part of this annual report.
ITEM 19. EXHIBITS

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Form of Class A Warrant	Exhibit 4.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.3	Warrant dated as of May 8, 2007 issued to FS Holdings Limited	Exhibit 4.3 to Registrant’s Registration Statement on Form F-3 filed on August 3, 2007 and incorporated herein by reference

2.4	Warrant dated as of June 22, 2007 issued to FS Holdings Limited	Exhibit 4.4 to Registrant’s Registration Statement on Form F-3 filed on August 3, 2007 and incorporated herein by reference

2.5	Form of Class W Warrant	Exhibit 4.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.6	Form of Class Z Warrant	Exhibit 4.4 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.7	Warrant Clarification Agreement dated May 10, 2007 between FreeSeas Inc. and American Stock Transfer & Trust Company	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

2.8	Form of Management Stock Option Agreement	Exhibit 4.5 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.1	Employment Agreement between Ion G. Varouxakis and FreeSeas Inc.	Exhibit 10.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.2	Employment Agreement between Dimitris D. Papadopoulos and FreeSeas Inc.	Exhibit 10.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.3	2005 Amended and Restated Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein

4.4	Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.7 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.5	Mortgage dated September 29, 2004 by Adventure Three S.A. in favor of Hollandsche Bank-Unie N.V.	Exhibit 10.8 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.6	Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.9 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.7	Short-Term Loan Agreement in Euros and Optional Currencies dated July 8, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.10 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.8	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Two S.A.	Exhibit 10.11 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

4.9	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Two S.A. and Free Bulkers S.A.	Exhibit 10.20 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.10	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Three S.A.	Exhibit 10.12 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

4.11	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Three S.A. and Free Bulkers S.A.	Exhibit 10.13 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.12	Loan Agreement dated August 2, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny”	Exhibit 10.13 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.13	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny”	Exhibit 10.14 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.14	Loan Agreement dated September 20, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”	Exhibit 10.15 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.15	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”	Exhibit 10.16 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.16	Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.22 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.17	Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.23 to Amendment No. 2 of Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.18	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Destiny”	Exhibit 10.24 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.19	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Envoy”	Exhibit 10.25 to Registrant’s Registration Statement of Amendment No. 2 of Form F-1 (File No. 333-124825) dated October 11, 2005 and incorporated herein by reference

4.20	Mortgage dated October 24, 2005 by Adventure Two S.A. in favor of Hollandsche Bank-Unie N.V.	Exhibit 4.22 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.21	Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.	Exhibit 4.23 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.22	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.23	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 4.28 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.24	Loan Agreement dated September 2006 among Adventure Four, S.A. and First Business Bank S.A.	Exhibit 4.24 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.25	Deed of Assignment dated September 2006 between Adventure Four, S.A. in favor of First Business Bank S.A.	Exhibit 4.25 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.26	Mortgage dated September 2006 by Adventure Four S.A. in favor of First Business Bank S.A.	Exhibit 4.26 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.27	Promissory Note dated May 7, 2007 from Free Seas Inc. in favor of FS Holdings Limited	Exhibit 4.28 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.28	Loan Agreement between FreeSeas Inc. and HSH Nordbank	Exhibit 10.30 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.29	Loan Agreement between FreeSeas Inc. and BTMU Capital Corporation	Exhibit 10.31 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.30	Credit Agreement dated May 7, 2007 among Adventure Two S.A., Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.32 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.31	Memorandum of Agreement dated May 1, 2007 for the M/V Free Hero	Exhibit 10.34 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.32	Memorandum of Agreement dated May 1, 2007 for the M/V Free Jupiter	Exhibit 10.35 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.33	Memorandum of Agreement dated August 20, 2007 for the M/V Free Goddess	Exhibit 10.36 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.34	Supplemental Agreement with HSH Nordbank dated December 28, 2007	Filed herewith

4.35	Memorandum of Agreement dated January 22, 2008 for the M/V Free Impala	Filed herewith.

4.36	Memorandum of Agreement dated January 22, 2008 for the M/V Free Knight	Filed herewith.

4.37	Supplemental Agreement dated October 2007 to Loan Agreement between FreeSeas Inc., and HSH Nordbank AG	Filed herewith.

4.38	Memorandum of Agreement dated March 10, 2008 for M/V Free Lady	Filed herewith.

4.39	Facility Agreement date December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed herewith.

4.40	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Filed herewith.

4.41	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Filed herewith.

4.42	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Filed herewith.

4.43	Loan Agreement dated March 31, 2008 between Adventure Nine and First Business Bank	Filed herewith.

4.44	First Preferred Mortgage on the M/V Free Impala in favor of First Business Bank	Filed herewith.

4.45	Deed of Covenants dated April 2, 2008 between Adventure Nine and First Business Bank	Filed herewith.

4.46	Credit Agreement dated January 21, 2008 among Adventure Two, Adventure Three and Adventure Seven with Hollandsche Bank – Unie N.V.	Filed herewith.

4.47	Short Term Loan Agreement among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank—Unie N.V.	Filed herewith.

4.48	Rollover Loan Agreement dated April 3, 2008 among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank—Unie N.V.	Filed herewith.

4.49	First Preferred Mortgage dated March 19, 2008 on the M/V Free Knight in favor of Hollandsche Bank – Unie N.V.	Filed herewith.

4.50	Deed of Covenants between Adventure Seven and Hollandsche Bank – Unie N.V	Filed herewith.

4.51	Second Preferred Mortgage on the M/V Free Destiny in favor of Hollandsche Bank – Unie N.V.	Filed herewith.

4.52	Second Preferred Mortgage on the M/V Free Envoy in favor of Hollandsche Bank – Unie N.V.	Filed herewith.

8.1	Subsidiaries of the Registrant	Filed herewith.

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith.

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith.

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith.

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith.

15.1	Code of Business Conduct and Ethics	Exhibit 15.1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

15.2	Consent of PriceWaterhouseCoopers, S.A.	Filed herewith.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

By:	/s/ Ion G. Varouxakis
Name:	Ion G. Varouxakis
Title:	President and Chief Financial Officer
Dated: May 12, 2008

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FreeSeas Inc.:
We have audited the accompanying consolidated balance sheets of FreeSeas Inc. and its subsidiaries as of December 31, 2007 and December 31, 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FreeSeas Inc. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
/s/ PricewaterhouseCoopers S.A.
Athens, Greece
May 12,2008

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	Notes	December 31, 2007	December 31, 2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$63,394	$372
Trade receivables, net		60	278
Insurance claims		16,116	485
Due from related party	9	1,037	40
Inventories		499	242
Prepayments and other		334

Total current assets		$81,440	$1,417

Fixed assets, net	3	108,021	19,369
Deferred charges, net	4	2,161	2,300
Restricted cash		350

Total Assets		$191,972	$23,086

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	5	$3,181	$2,003
Accrued liabilities	6	16,713	1,515
Unearned revenue		783	179
Shareholders loan – current portion	8		1,218
Bank overdraft			2,000
Deferred revenue		1,620
Bank loans – current portion	7	11,800	3,345

Total current liabilities		$34,097	$10,260

Derivative financial instruments		749
Shareholders loans – net of current portion	8		1,334
Bank loans – net of current portion	7	44,500	4,485

Total long term liabilities		$45,249	$5,819

Commitments and Contingencies	11
SHAREHOLDERS’ EQUITY:
Common stock	13	20	6
Additional paid-in capital		115,464	9,703
Accumulated deficit		(2,858)	(2,702)

Total shareholders’ equity		$112,626	$7,007

Total liabilities and Shareholders’ Equity		$191,972	$23,086

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	Year ended December 31,
	2007	2006	2005
OPERATING REVENUES	$20,147	$11,727	$10,326

OPERATING EXPENSES:
Vessel operating expenses	(6,001)	(4,483)	(3,596)
Voyage expenses	(267)	(689)	(55)
Depreciation expenses	(4,435)	(4,479)	(3,553)
Amortization of deferred charges	(757)	(442)	(355)
Management fees to a related party	(875)	(540)	(488)
Commissions	(1,095)	(799)	(553)
Stock-based compensation expenses	(96)	(651)	(200)
General and administrative expenses	(2,111)	(1,925)	(321)
Bad debts	(118)
Gains on sale of vessel	1,369

Income (loss) from operations	$5,761	$(2,281)	$1,205

OTHER INCOME (EXPENSE):
Interest and finance costs	(3,204)	(1,004)	(1,076)
Loss on debt extinguishment	(2,570)
Change in fair value of derivatives	(749)
Interest income	639	19	8
Other	(33)	(58)	15

Other income (expense)	$(5,917)	$(1,043)	$(1,053)

Net income (loss)	$(156)	$(3,324)	$152

Basic earnings (loss) per share	$(0.02)	$(0.53)	$0.03
Diluted earnings (loss) per share	$(0.02)	$(0.53)	$0.03
Basic weighted average number of shares	8,786,287	6,290,100	4,574,588
Diluted weighted average of shares	8,786,287	6,290,100	4,600,444
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

		Twelve Months Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
Cash Flows from Operating Activities:
Net income (loss)	$(156)	$(3,324)	$152
Adjustments to reconcile net income (loss) to net cash
Depreciation	4,435	4,479	3,553
Amortization of deferred charges	757	514	433
Amortization of debt discount	433	77	153
Provision for bad debts	118	202
Write offs of deferred charges		32	50
Dry-docking and special survey	(907)	(2,069)	(379)
Compensation cost for stock options granted	96	651	180
Loss on debt extinguishment	2,570
Change in fair value of derivatives	749
Amortization of deferred revenue	(1,516)
Gain on sale of vessel	(1,369)

Changes in:
Trade receivables	100	40	(225)
Inventories	(257)	(200)	(1)
Prepayments and other	(334)
Due from related party	(997)	637	(431)
Insurance claims	(15,631)	277	(762)
Accounts payable	1,178	827	761
Unearned revenue	604	7	(112)
Accrued liabilities	15,198	(25)	1,424
Due to related party		(893)	774
Other liabilities		(154)	154

Net Cash from Operating Activities	$5,071	$1,078	$5,724
Cash flows from (used in) Investing Activities:
Vessel acquisitions	(97,585)		(11,213)
Cash from sale of vessel, net	10,606

Net Cash used in Investing Activities	$(86,979)		$(11,213)
Cash flows from (used in) Financing Activities:
(Increase) decrease in restricted cash	(350)		400
Net movement in bank overdraft	(2,000)	2,000	(37)
Proceeds from long term loan	104,743	2,330	10,700
Payments of bank loans	(56,273)	(7,500)	(7,850)
Payments of shareholders loans	(16,614)	(750)	(5,016)
Proceeds from issuance of common shares	95,153		5,901
Shareholder contributions — exercise of warrants	8,667
Shareholders contributions			105
Shareholders loans	14,000		4,216
Deferred financing cost	(2,396)	(71)	(106)

Net Cash from (used in) Financing Activities	$144,930	$(3,991)	$8,313
Net increase (decrease) in cash in hand and at bank	$63,022	$(2,913)	$2,824
Cash and cash equivalents, Beginning of year	372	3,285	461

Cash and cash equivalents, End of year	$63,394	$372	$3,285

Supplemental Cash Flow Information:
Cash paid for interest	$2,629	$758	$588
Non-cash shareholder distributions	$6	$25	$19
Discount on promissory note	$1,865
Liability assumed in connection with vessel acquisitions	$3,136
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(All amounts in tables in thousands of United States Dollars, except for share and per share and per share data)

					Additional
	Preferred	Preferred	Common	Common	Paid-in	Retained	Deferred Stock
	Shares	Shares $	Shares	Shares $	Capital	Earnings	Compensation	Total
Balance January 1, 2005			4,500,000	5	2,911	470		3,386
Issuance of shares, net (Note 13)			1,790,100	1	5,900			5,901

Contributions from shareholders			—		105			105
Distributions to shareholders			—		(19)			(19)
Issuance of stock options			—		345		(165)	180
Net income			—			152		152

Balance December 31, 2005			6,290,100	6	9,242	622	(165)	9,705
Issuance of shares, net (Note 13)			—
Distributions to shareholders			—		(25)			(25)
Stock compensation expense			—		486		165	651

Exercise of warrant conversions			—
Net loss			—			(3,324)		(3,324)

Balance December 31, 2006			6,290,100	6	9,703	(2,702)		7,007
Issuance of shares, net (Note 13)			12,650,000	12	95,141			95,153
Distributions to shareholders			—		(6)			(6)
Stock compensation expense			—		96			96
Stock issued from exercise of warrant conversions			1,803,356	2	8,665			8,667
Discount on promissory note			—		1,865			1,865
Net loss						(156)		(156)

Balance December 31, 2007			20,743,456	20	115,464	(2,858)		112,626

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
1. Basis of Presentation and General Information
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company for the Group’s ship-owning companies. As of December 31, 2007, FreeSeas owns and operates four Handysize and one Handymax dry bulk carriers. Free Bulkers S.A., a Marshall Islands company, which manages the vessels, is a company owned by certain common shareholders of FreeSeas. The management company is excluded from the Group.
FreeSeas consists of the companies listed below as at December 31, 2007:

	%					Date of	Date of
Company	Owned	M/V	Type	Dwt	Built	Acquisition	Disposal	Employment
FreeSeas Inc.
Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	N/A	75-day time-charter through mid-May 2008 at $27,500 p/d
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	N/A	25-day time-charter though May at $28,500 p/d
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A	Two-year time-charter through November 2009 at $19,250 p/d
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A	Time-charter through February 2009 at $14,500 p/d
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A	One-year time-charter through March 2009 at $31,500 p/d
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A	Three-year time- charter through February 2011 at $32,000/28,000/24,000 p/d
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A	One-year time-charter through April 2009 at $31,500 p/d
Hereinafter, the consolidated companies referred to above will be referred to as “FreeSeas,” “the Group” or “the Company.”
The Company commenced operations in April 2004. Three dry bulk carriers were purchased by its vessel-owning subsidiaries on August 4, 2004, September 29, 2004 and June 14, 2005, respectively, from unrelated third parties. The vessels were acquired without existing charters.
On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity Partners Acquisition Company Inc. (“Trinity”) into FreeSeas (the “Transaction”). On December 15, 2005, Trinity shareholders approved the Transaction whereby Trinity was merged into Freeseas. Accordingly, the Company issued 1,786,000 shares of common stock in exchange for 100% of the equity of Trinity. FreeSeas obtained $7,100 in cash from Trinity on issuance of shares. FreeSeas acquired all of the assets and assumed all of the liabilities of Trinity as a result of the Transaction. Accordingly this transaction was accounted for as an issuance of stock for cash (see Note 13).

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
On October 30, 2007, the Company completed a secondary offering issuing 12,650,000 new common stock shares with net proceeds, after underwriters’ commissions and related expenses, of $95,153. Between August and November 2007, the Company also received net proceeds of $8,667 from the exercise of Class W, Z and B warrants issuing 1,803,356 of new shares of common stock.
2. Significant Accounting Policies
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All significant inter-company balances and transactions have been eliminated. The consolidated financial statements represent a consolidation of the entities within the legal structure of FreeSeas, as listed in Note 1.
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
Insurance Claims: Insurance claims comprise claims submitted and/or claims in the process of compilation for submission (claims pending) relating to Hull and Machinery or Protection and Indemnity insurance coverage. They are recorded as incurred on the accrual basis and represent the claimable expenses incurred, net of deductibles, the recovery of which, from the insurers, is believed by management to be probable. Any non-recoverable amounts are included in accrued liabilities and are classified as operating expenses in the statement of operations. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.
Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses) and during the period before they commence operations. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred.
Vessels’ Depreciation: The cost of the Group’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Management estimates the useful life of the Group’s vessels to be 27 years from the date of construction. Depending on the condition of a vessel, the Board of Directors may decide to change the useful economic life of that vessel.
Restricted Cash: Cash kept with banks as part of the security required under the respective loan agreements.
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
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group’s vessels, as of the year end, indicated no impairment.
Accounting for Special Survey and Dry-docking Costs: The Group follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.
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
Deferred Revenue: When a vessel is acquired with an assumed remaining time charter, the Company records any below or above market value of the time charter assumed. The difference between market and assumed below-market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter.
Profit Sharing Arrangements: From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may have received additional income at an agreed percentage of net earnings earned by such charterer, where those earnings are over the base rate of hire and settled periodically, during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned. During the years ended December 31, 2007, 2006 and 2005, the Company earned $0, $0 and $776, respectively, from the profit sharing arrangements.
Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income as incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.
Interest Rate Swaps: Realized gains or losses from interest rate swaps are recognized as incurred concurrently with cash settlements. At December 31, 2007, none of the Company’s interest rate swaps qualified for hedge accounting, therefore, they are ''marked to market’’ to determine the fair values which generate unrealized gains or losses and are recorded as

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Change in Derivatives Fair Value in the Statement of Operations. Interest rate swap contract valuations could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.
Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.
Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.
Credit Risk: The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial institutions.
Interest Rate Risk: The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates relative to variable rate debt. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of other income or expense over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of income.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Management believes that the Company monitors cash balances adequately to meet working capital needs.
Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations. Foreign currency transactions represent a minor part of the Company’s expenses which are regularly reviewed to avoid significant exposure.
Stock-Based Compensation: On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards. SFAS No. 123R supersedes the accounting treatment the Company had previously used to recognize expense for stock-based compensation under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and the pro-forma disclosure guidelines of SFAS No. 123, “Accounting for Stock-Based Compensation”. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to certain issues surrounding the implementation of SFAS No. 123R. The Company has applied the provision of SAB No. 107 in its adoption of SFAS No. 123R. At adoption date of SFAS No. 123R, the Company used the modified prospective method as the transition method per SFAS No. 123R guidance.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Segment Reporting: The Group reports financial information and evaluates its operations by total charter revenues. The Group does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.
Comprehensive Income: SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components. For the years ended December 31, 2007, 2006 and 2005 comprehensive income was the same as net income.
Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.
Recent Accounting Developments:
In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 157 “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet released financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The FASB has issued FSP FAS 157-2 “The Effective Date of FASB Statement 157” which confirms the partial deferral of the effective date of SFAS No. 157 “Fair Value Measurements” for one year for non-financial assets and non-financial liabilities that are

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
recognized or disclosed at fair value in the financial statements. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008 for financial assets and liabilities and for the year beginning on January 1, 2009 for non-financial assets and liabilities that are measured on a non-recurring basis.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements”. The Company elected to not adopt early and does not expect the adoption to have a material effect on the consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will be effective for any business combinations commenced after January 1, 2009. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing U.S. GAAP until December 31, 2008.
In December 2007 the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51”. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. We are currently evaluating the expected impact, if any, of the adoption of SFAS No. 160 on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS No. 161 on our consolidated financial statements.
3. Fixed Assets
On March 23, 2007, the Company entered into a memorandum of agreement to sell the M/V Free Fighter for a contract price of $11,075. The M/V Free Fighter was delivered to the new owners on April 27, 2007 and the Group recognized net cash proceeds of $10,606 and a gain of $1,369, net of written-off deferred financing costs.
On May 1, 2007, the Company entered into memoranda of agreement to purchase four second-hand drybulk carriers from non-affiliated parties for approximately $114,000 and placed a deposit of $11,400 with the respective sellers. The deposit was funded with the $6,000 available cash from the sale of the M/V Free Fighter and $5,500 drawn down from a $14,000 shareholder loan. The vessels were to be delivered between the months of June and September 2007 and the purchase price was to be partly financed by the aforesaid shareholder loan and a $68,000 Senior and a $21,500 Junior eight-year bank loans from HSH Nordbank and BTMU Capital, respectively. The acquisition of two of these vessels was cancelled on July 27, 2007 and the related deposits were refunded to the Company. On August 20, 2007, in substitution of the cancelled vessels, the Company entered into a memorandum of agreement with another unrelated party for the purchase of another handysize bulk carrier to be delivered in October for a purchase price of $25,200, to be financed by the same sources mentioned above. The Company, therefore, took delivery of the M/V Free Hero on July 3, 2007, the M/V Free Jupiter on September

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
5, 2007 and the M/V Free Goddess on October 30, 2007 for the aggregate purchase price of $97,450 and drew in aggregate $91,074 from the shareholders, Senior and Junior loans (see Note 7 — Long-term Debt).

		Accumulated
	Vessel Cost	depreciation	Net book value
January 1, 2005	$17,060	$(872)	$16,188
Additions new vessels	11,213		11,213
Depreciation for the year		(3,553)	(3,553)

December 31, 2005	$28,273	$(4,425)	$23,848
Depreciation for the year		(4,479)	(4,479)

December 31, 2006	$28,273	$(8,904)	$19,369
Additions new vessels	100,721		100,721
Depreciation for the year		(4,435)	(4,435)
Disposal of vessel	(11,213)	3,579	(7,634)

December 31, 2007	$117,781	$(9,760)	$108,021

During the year ended December 31, 2007, the Group purchased the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess on July 3, 2007, September 5, 2007 and October 30, 2007, respectively, at respective cash purchase prices of $25,250, $47,000 and $25,200 and related pre-delivery aggregate costs of $135. The purchase of the M/V Free Goddess and M/V Free Hero were accompanied by the assumption of remaining existing charter employments, the fair value of which resulted in the recorded increase of the vessel’s purchase cost by $424 and $2,712, respectively, and corresponding liabilities for the unfavorable charter contracts are recorded as Deferred Revenue, which is amortized over the life of the assumed charter.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
4. Deferred Charges

	Dry-docking costs	Special survey costs	Financing costs	Total
January 1, 2005	$260	$272	$172	$704
Additions	299	80	106	485
Written-off			(50)	(50)
Amortization	(238)	(117)	(78)	(433)

December 31, 2005	$321	$235	$150	$706
Additions	715	1,354	71	2,140
Written-off			(32)	(32)
Amortization	(306)	(136)	(72)	(514)

December 31, 2006	$730	$1,453	$117	$2,300
Additions	147	760	2,396	3,303
Written-off	(350)	(1,252)	(1,083)	(2,685)
Amortization	(285)	(209)	(263)	(757)

December 31, 2007	$242	$752	$1,167	$2,161

The unamortized balance of deferred charges for the M/V Free Fighter was written off at the time of the sale of that vessel on April 27, 2007 and was included in the determination of the gain from sale of this vessel. During 2007, the Group drew $77,074 under the Senior and Junior loans available to it by HSH Nordbank and BTMU Capital and drew $14,000 under an unsecured shareholders loan, in order to finance part of the purchase of the M/V Free Hero, M/V Free Jupiter and M/V Free Goddess. Pursuant to the terms of the relative loan agreements, upon a successful public offering in excess of $50,000 the Group effected certain mandatory payments against these loans (See Note 7). The unamortized balance of $1,083 of deferred charges related to financing costs was written off and, together with $1,487 of unamortized debt discount (see Note 8) was recorded as Loss on Debt Extinguishment in the accompanying Consolidated Statements of Operations.
5. Accounts Payable
Accounts payable are comprised of the following amounts:

	December 31, 2007	December 31, 2006
Suppliers	$3,065	$1,820
Agents	68	57
Insurers	48	126

Total	$3,181	$2,003

6. Accrued Liabilities
Accrued liabilities are comprised of the following amounts:

	December 31, 2007		December 31, 2006
Accrued wages	$		$28
Accrued interest		96	42
Accrued insurance and related liabilities		16,089	226
Accrued drydocking and special survey costs			865
Accrued financial advisory costs		26	155
Other accrued liabilities		502	199

Total		$16,713	$1,515

The amount of $16,089 of accrued insured liabilities relates to costs incurred as of the year ended December 31, 2007 in connection with the grounding casualty of the M/V Free Jupiter on September 21, 2007. This same amount, less applicable deductibles, is recorded as insurance claims receivable. This amount primarily includes services provided by SMIT Singapore in connection with salvage and stand-by services for the amount of $14,204 and accrued dry-dock repair costs for the vessel of $1,820. Total repairs are expected to be $6,500.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
7. Long-Term Debt
Long-term debt as of December 31, 2007 and December 31, 2006 consists of the following bank loans:

	December 31, 2007			December 31, 2006
	Current	Long-term		Current	Long-term
Lender	portion	portion	Total	portion	portion	Total
First Business Bank.	—	—	—	945	1,385	2,330
(M/V Free Fighter)
Hollandsche Bank — Unie N.V.	3,100	—	3,100	225	3,100	3,325
(M/V Free Destiny)
Hollandsche Bank — Unie N.V.	—	—	—	2,175	—	2,175
(M/V Free Envoy)
HSH Nordbank AG	3,700	24,300	28,000	—	—	—
( M/V Free Jupiter)
Credit Suisse	5,000	20,200	25,200	—	—	—
(M/V Free Hero and M/V Free Goddess)

Total	11,800	44,500	56,300	3,345	4,485	7,830

The repayment terms of the loans outstanding as of December 31, 2007 were as follows:

Lender	Vessel	Repayment Terms
( a ) Hollandsche Bank — Unie N.V.	M/V FREE DESTINY	Eight quarterly installments of $75 the first due in December 2005, one quarterly installment of $100 in March 2008, two quarterly installments of $500 and a balloon payment of $2,000 due in December 2008. Interest rate at 1.95% above LIBOR.

( b ) HSH Nordbank AG	M/V FREE JUPITER	Thirty two quarterly instalments; first twelve of $925 each, next twenty of $570 each plus a balloon of $5,500 at final maturity. Interest rate at 1.5% above LIBOR for the balloon amount and 1.3% for the remaining balance of the loan.

( c ) Credit Suisse	M/V FREE HERO M/V FREE GODDESS M/V FREE JUPITER (REFINANCE)	Thirty two quarterly instalments of $1,250 each plus a $8,700 balloon payment on final maturity. Interest rate at 1% above LIBOR.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
The vessels indicated in the above table are pledged as collateral for the respective loans.
The debt agreements also include positive and negative covenants for the respective vessel-owning companies, the most significant of which are the maintenance of operating accounts, minimum cash deposits and minimum market values. The Company is further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior consent of the lender.
a) In September 2005, the Company refinanced the loan related to the acquisition of M/V Free Destiny. The loan was refinanced with Hollandsche Bank-Unie N.V. for an amount of $3,700. The previous loan from Corner Banca S.A. was repaid and treated as an extinguishment. The loan was drawn in two advances as follows: Advance A for $2,330 to repay the loan of Adventure Four S.A with Egnatia Bank and Advance B for $2,470 (drawn down in January 2007) to repay the overdraft facility of $2,000 granted to Adventure Four S.A by Hollandsche Bank — Unie N.V. and the balance of $470 to finance the special survey and drydocking costs of the M/V Free Fighter. As of December 31, 2007, the Company had an outstanding balance of $3,100.
b) HSH Norbank AG contracted for a $ 68,000 eight-year Senior loan in conjunction with the BTMU Capital $21,500 Junior loan commitment, both of which were obtained in order to finance part of the purchase price of new vessel acquisitions including the M/V Free Hero, M/V Free Jupiter and M/V Free Goddess. By their terms, upon the successful completion of a secondary share offering in excess of $50,000, the Junior loan was to be repaid fully and the Senior Loan to be reduced to $28,000. The Company in 2007 drew an aggregate of $58,671 under the Senior loan and $18,403 under the Junior loan for partly financing the purchase of the above named three vessels which were reduced to $28,000 and $0, respectively, with funds from the net proceeds of the offering. The remaining balance of the HSH Nordbank loan may be refinanced by the Credit Suisse facility described below.
c) Credit Suisse has extended to the Company, in conjunction with the successful completion of the secondary offering (See Note 13 — Shareholders’ Equity), an $87,000 secured revolving term loan facility, available in two tranches: Tranch A of $48,700 to refinance the vessels M/V Free Hero, M/V Free Goddess and M/V Free Jupiter. As of December 31, 2007, $25,200 has been drawn for the M/V Free Hero and M/V Free Goddess. The remainder of the loan is available for the partial refinance of M/V Free Jupiter after its delivery to its three-year charterer following completion of dry-docking repairs, carried out as a result of that vessel’s grounding accident, which occurred on September 21, 2007. The repayment schedule of $1,250 per quarter is for the total amount of Tranch A, regardless of the draw-down timing. The $ 38,300 of Tranch B is available for the financing of the acquisition of the M/V Free Lady expected in June-July 2008.
The annual repayments of the above loans at December 31, 2007 without inclusion of the future re-financing by Credit Suisse of the M/V Free Jupiter are as follows:

Year	Amount
2008	11,800
2009	8,700
2010	8,700
2011	7,280
2012	7,480
2013	2,280
2014	2,280
2015	7,780

Total	56,300

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
8. Shareholders’ Loans

Amount
January 1, 2005	3,228
New loan	4,216
Payment	(4,416)
Debt discount decrease	19
Debt discount amortization	153

December 31, 2005	3,200

Payment	(750)
Debt discount decrease	25
Debt discount amortization	77

December 31, 2006	2,552

Payment	(2,614)
Debt discount decrease	8
Debt discount amortization	54

December 31, 2007	—

These loans represented interest-free loans from shareholders used in the partial financing of the acquisition of the vessels. The long-term liability had been recorded at fair value, and the resulting debt discount was accreted over the term of the loans using the effective interest rate method. The short-term portion of the shareholder loans as of December 31, 2006 amounted to $1,250 and was shown in the financial statement line “Shareholders’ loans, current portion”. As of December 31, 2007, the balance was $0 as the loans were fully repaid on November 2, 2007 from the net offering proceeds (see Note 13 — Shareholders’ Equity) as per their terms.
Total repayments of $750 were effected in the first, third and fourth quarters of 2006 with a corresponding decrease in the debt discount of $25. The 2006 debt discount amortization was $77. The remaining gross debt balance of $2,617 (remaining unamortized debt discounts of $65) was outstanding at December 31, 2006. As December 31, 2007, it was fully repaid. The implicit interest rates were 0.77%, 3.2% and 4.5% for the years ended December 31, 2007, 2006 and 2005, respectively.
On April 25, 2005, the terms of these loans were amended. The new terms called for the principal balance of the loans to be repaid in eight equal quarterly installments of $250 beginning in March 31, 2006 and ending December 3, 2007, and a balloon payment for the balance due January 1, 2008.
The repayment of the loans required a portion of the imputed interest to be treated as non-cash shareholder distribution. For the amendment to the terms of the loans, the remaining discount will be amortized over the revised repayment period.
Also during 2007, the Company drew in May and June 2007 the amount of $14,000 under an unsecured two-year loan from one of the Company’s principal shareholders in order to partially finance the purchase the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess. This unsecured shareholder loan accrued interest at the annual rate of 12.0%, payable upon maturity of the loan. The loan was due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which the Company raises gross proceeds of not less than $40,000 in an offering of the Company’s common stock. Pursuant to the terms of the loan, the Company agreed to issue to the note holder 50,000 warrants for every $1,000 drawn down under the loan. The warrants expire in five years and had an exercise price of $5.00 per share. In May and June 2007, therefore, the Company issued to the lender 700,000 warrants described above in connection with such draw downs. This shareholder’s loan as per it terms, was fully prepaid on November 2, 2007 from the net proceeds of the public offering successfully concluded on October 30, 2007. Incurrence and repayment of this loan is not included in the shareholders’ table above.
The warrants described above qualify for equity classification and are recorded in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Accordingly, the proceeds from draw downs and

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
corresponding warrant issuances are allocated to the debt the warrants based on their relative fair values as of the date of draw down. The independently valued portion of $1,865 of the proceeds allocated to the warrants was accounted for as additional paid-in capital and is considered discount on debt, amortizing over the life of the note, using the effective interest rate method, and accounted for as interest expense. As of December 31, 2007, the amount of $379 was amortized and the amount of $1,487 was written off and was recorded as Loss on Debt Extinguishment in the accompanying Consolidated Statements of Operations.
The above described warrants were exercised on November 14, 2007, thereby increasing the number of outstanding shares of common stock by 700,000, concurrent with the payment to the Company of $3,500 as per the terms of the warrants — See Note 13 — Shareholders’ Equity.
9. Related Party Transactions
Purchases of services
All the active vessels listed in Note 1 receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly technical management fee of $15. FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire collected from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the commercial management of the fleet. Commencing July 1, 2007 an new fee of $300 annually was paid to Free Bulkers as compensation for services related to its accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures. The agreement for such additional fee is for an initial term of 12 months and as of January 1, 2008 it is increased to $500 annually. The expenses related to the technical management fee and the accounting and financial reporting services from Freebulkers are reflected in the accompanying consolidated statements of operations as “Management Fees to a Related Party”. The total amounts paid for the years ended December 31, 2007, 2006 and 2005 amounted to $875, $540 and $488, respectively. Amounts paid to related parties for office space during the years ended December 31, 2007, 2006, and 2005 were $67, $0 and $0, respectively, or €48.3, €0 and €0, respectively. These expenses are separately reflected in the accompanying Consolidated Statements of Operations. The balance due from related parties as of December 31, 2007 and 2006 was $1,037 and $40, respectively.
Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, our chairman, chief executive officer and president, is associated with Aquavita Chartering. Free Bulkers and Safbulk use Aquavita Chartering, from time to time, as one of the shipping brokers for our fleet. Aquavita Chartering received commissions of approximately $114 and $0 during the years ended December 31, 2007 and 2006, respectively, for such services.
Employment agreements
Upon consummation of the Transaction (see Note 13), FreeSeas entered into employment agreements with three directors. The agreements are for initial three-year terms, with additional two-year renewal terms. Under the agreements, each officer’s annual base salary was $150, which was subject to increases as may be approved by FreeSeas’ Board of Directors. Each officer was also entitled to receive performance or merit bonuses as determined from time to time by FreeSeas’ Board or a committee of the Board and to reimbursement of expenses and other employee benefits as may be implemented.
On January 7, 2007 two of the Company’s above mentioned directors resigned voluntarily. Mr. Ion Varouxakis became President and Chief Executive Officer with no change to his employment agreement. In May 2007, Mr. Dimitrios Papadopoulos was contracted to act as the Company’s Chief Financial Officer. His employment agreement provides for a two-year term, with additional one-year renewals. His annual base salary amounts to €85.2, which is subject to increases as may be approved by FreeSeas’ Board of Directors. During the year ended December 31, 2007, base salary paid was $80.1.
All officers are each entitled to receive grants of additional options to acquire shares of FreeSeas’ common stock from time to time during the terms of their respective employment as determined by FreeSeas’ Board of Directors. Under such

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
entitlement, in December 2007, the Board of Directors granted 45,000 options and 125,000 options to non-executive directors and executive officers, respectively (see Note 12).
Shareholders’ options and warrants
In April 2005, the Company’s Board of Directors granted 750,000 options to its executive officers and approved the issuance of 200,000 Class A warrants to entities beneficially owned by its executive officers. (see Note 12).
10. Earnings Per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2006	December 31, 2005
Numerator:
Net income (loss) — basis and diluted	$(156)	$(3,324)	$152

Basic earnings per share denominator
Weighted average common shares outstanding	8,786,827	6,290,100	4,574,588

Diluted earnings per share denominator:
Weighted average common shares outstanding	8,786,827	6,290,100	4,574,588
Dilutive common shares:
Options	—	—	20,825
Warrants	—	—	5,031

Dilutive effect	—	—	25,856

Weighted average common shares — diluted	8,786,827	6,290,100	4,600,444

Basic income/(loss) per common share	$(0.02)	(0.53)	(0.03)
Diluted income/(loss) per common share	$(0.02)	(0.53)	(0.03)
Potentially dilutive options and warrants to purchase 841,012 and 673,488 shares of common stock for the years ended December 31, 2007 and 2006, respectively, were not included in the computation of diluted per share amounts because they would have an anti-dilutive effect due to net loss.
The 12,500 Series A and/or 65,000 Series B Units issuable upon exercise of the purchase option granted to HCFP Brenner Securities LLC (“HCFP”) (see Note 11) for shares and warrants are excluded from computing the diluted earnings per share of the Company for the year ended December 31, 2007 and 2006 as their effects were anti-dilutive to the Company since they were “out of money.”
The potential proceeds to the Company of all exercisable options and warrants totaling 3,584,144 and 5,032,500 as of December 31, 2007 and 2006, respectively, amount to $19,890 and $25,584, respectively.
11. Commitments and Contingencies
Agreement with financial advisor
FreeSeas entered into an agreement with a financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the Transaction (December 15, 2005) with Trinity and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. The Company has accrued the liability for its present value (see Note 6 — Accrued Liabilities). In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor will provide certain financial and consulting services and advice, for which the Company will pay up to

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
$400, payable in amounts equal to 5% of each $1,000 received by FreeSeas from the exercise of FreeSeas warrants. The amount outstanding as of December 31, 2007 and December 31, 2006 is $26 and $155, respectively.
Shares, warrants and options committed to HCFP Brenner Securities LLC
In connection with Trinity’s initial public offering (“IPO”), HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with its merger and be paid a fee in connection therewith of $75, and receive 7,500 shares of common stock and five-year warrants to purchase 15,000 shares of common stock at $5.00 per share. Trinity paid HCFP $75 at the closing of the Transaction and FreeSeas issued HCFP the shares and warrants referred to previously in accordance with the terms of the Transaction.
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
During the year ended December 31, 2007, 914,612 Class W and 188,744 Class Z warrants were exercised for shares of common stock for gross proceeds of $5,517. No warrant exercises were realized during the year ended December 31, 2006. As of December 31, 2007, there are 2,569,144 such warrants issued and outstanding.
The Company has also granted options for 200,000 Class A warrants to its executives (See Note 12 — Stock Option Plan), which have not been exercised as of December 31, 2007.
The Company, in May and June 2007, has also issued 700,000 Class B warrants to one of its principal shareholders in conjunction with a $14,000 unsecured loan, which were converted into common stock shares on November 14, 2007 (See Note 8 — Shareholders’ Loans).
Claims
As of December 31, 2007, in connection with the M/V Free Jupiter grounding casualty on September 21, 2007, the Company is contingently liable to a claim by cargo interests in China of approximately CNY4,500,000 (or US$ 643,000, on the basis of the current exchange rate of CNY 7.00 to $1.00) for certain nickel-ore cargo tonnage off-loaded during the re-floating salvage process and eventually abandoned as it could not be delivered to its final destination owing to its dangerous condition. The Company intends to defend this claim based on management’s assessment that it is not liable since the particular cargo was dangerous and the Company was entitled to abandon it as it endangered the safety of the vessel.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
12. Stock Option Plan
FreeSeas’ 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005. An aggregate of 1,500,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which was subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vested on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.
In December 2007, the Company’s Board of Directors granted 45,000 options to Directors and 125,000 options to executives, 140,000 of which will vest in one year, 15,000 in two years and 15,000 in three years, at an exercise price of $8.25 per share.
As a result of the adoption of SFAS No. 123R, the Company’s net income for the year ended December 31, 2007 and 2006 was $96 and $651, respectively, lower than the amount that would have been recognized under the Company’s previous accounting method for share-based compensation. In addition, the impact of applying the provisions of SFAS No. 123R on basic and diluted earnings per share for the year ended December 31, 2007 and 2006 was $(0.01) and $(0.14), respectively.
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

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Further, in April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities were the executive officers of FreeSeas. The terms of the warrants provided that these warrants become exercisable on the later of July 29, 2005, or consummation of the Transaction. The warrants otherwise expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share and expire on July 29, 2011. These warrants were exercisable immediately upon the closing of the Transaction.
These warrants have been treated as similar to options and have been accounted for by the Company under APB Opinion No. 25 and following the guidance in FIN 38 and FIN 44. Since the warrants are exercisable immediately upon issuance, these are considered to have been fully vested on the date of grant.
Presented below is a table reflecting the activity in the options (including the warrants described above and referred hereto as “Options”) from January 1, 2005 through December 31, 2007.

				Exercise	Options	Warrants		Exercise
	Options	Warrants	Total	Price	Exercisable	Exercisable	Total	Price

January 1, 2005
Granted	750,000	200,000	950,000	$5.00
Options vested					250,000	200,000	450,000	$5.00
December 31, 2005	750,000	200,000	950,000	$5.00	250,000	200,000	450,000	$5.00
Options vested					250,000			$5.00
December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	450,000	$5.00
Options granted to directors	45,000		45,000	$8.25
Options granted to officers	125,000		125,000	$8.25
Options forfeited	(165,000)		(165,000)	$5.00
Options cancelled	(335,000)		(335,000)	$5.00	(335,000)			$5.00
Options vested					85,000			$5.00

December 31, 2007	420,000	200,000	620,000	$5.83	250,000	200,000	450,000	$5.00

During the year ended December 31, 2007, the Company granted 170,000 stock options. The assumptions utilized in the Black-Scholes valuation model for these stock options included expected dividend yield of 0%, expected volatility of 26.7%, risk-free interest rate of 3.21% and an expected life of five years. No stock options were granted during the year ended December 31, 2006.
The weighted average fair value of the Company’s options granted during the year ended December 31, 2007, calculated using the Black-Scholes option pricing model, was $0.11 per share.
For the years ended December 31, 2007 and 2006, respectively, 83,337 and 500,000 (prior to forfeiture) options vested and became exercisable.
As of December 31, 2007, the remaining contractual life for the 450,000 fully vested options and warrants is three years and is five years for the 170,000 non-vested options.
The 450,000 fully vested and exercisable options and warrants have an intrinsic value of $450,000.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Stock-based compensation expense related to stock options recognized under SFAS No. 123(R) for the years ended Dember 31, 2007 and 2006 was $96 and $651, respectively. As of December 31, 2007 and 2006, total unrecognized compensation cost, net of estimated forfeitures, was $121 and $96, respectively. The unrecognized compensation cost is expected to be recognized over the next three years. There was no stock-based compensation expense related to stock options recognized during the year ended December 31, 2005.
13. Shareholders’ Equity
On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.
The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be registered common stock with a par value of $.001 per share and 5,000,000 registered blank check preferred stock with a par value of $.001 per share.
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
Trinity had issued 100 shares of its common stock prior to its IPO. At Trinity’s IPO, 287,500 shares of common stock and 1,495,000 shares of Class B common stock were issued. Therefore, the additional common stock of FreeSeas that was issued to Trinity stockholders, in exchange for the Trinity shares, at the consummation of the Transaction was 1,782,600 shares of FreeSeas’ common stock.
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
Trinity entered into an agreement with HCFP pursuant to which HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with a business combination and would receive 7,500 shares of the Trinity’s common stock and 15,000 Class Z warrants to purchase Trinity’s common stock at an exercise price $5.00 per share. On December 15, 2005 Trinity was merged with and into the Company and the Company has assumed Trinity’s obligation to HCFP. Further, the Company’s transfer agent issued the respective shares and warrants on August 21, 2006.
On August 7, 2007, the Company filed a Registration Statement on Form F-1 under the Securities Act in connection with a public offering of the Company’s common stock. On October 30, 2007, the Company completed the sale of 11,000,000 shares of common stock at $8.25 per share. Credit Suisse and Cantor Fitzgerald & Co. served as the joint book running managers and Oppenheimer & Co. and DVB Capital Markets served as the co-managers. On November 6, 2007, the underwriters exercised their over-allotment option to purchase an additional 1,650,000 shares of common stock at the price of $8.25 per share. Total net proceeds from the stock offering, after deducting underwriting discounts, commissions, and expenses, are $95,153 which is reported in the Consolidated Statement of Stockholders’ Equity.
Furthermore, during the year ended December 31, 2007, a total of 914,612 Class W, 188,744 Class Z and 700,000 Class B warrants were exercised resulting in net proceeds to the Company of $8,667, which is reported in the Consolidated Statement of Stockholders’ Equity.
The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of December 31, 2006. Following the issuance of the shares pursuant to the completed offering on October 30, 2007 described above, as well as the exercise of 1,803,356 of Class W, Class Z and Class B warrants, the aggregate number of outstanding shares of common stock as of December 31, 2007 was 20,743,456.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
14. Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, the Group is subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying Consolidated Statements of Operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country that grants an equivalent exemption from income taxes to U.S. corporations. All the Group’s shipowning subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations, a pre-requisite which was met until our recent stock offering in October 2007, since the Republic of the Marshall Islands, the jurisdiction where we and our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations, or, in the alternative, the shipowning companies must be beneficially owned by a publicly traded company, which has a certain trading volume (the Publicly-Traded Test), a test which we anticipate that we will need to satisfy for 2008 and subsequent years, in order to qualify for benefits under Section 883. It is not clear whether we will be entitled to the benefits of Section 883 for 2007. We do not anticipate, however, that a material amount of United States federal tax would be owed in the event that we do not qualify for the benefits of Section 883 for such years.
15. Financial Instruments
The principal financial assets of the Group consist of cash in hand and at bank, trade receivables and due from related party. The principal financial liabilities of the Group consist of long-term bank loans, accounts payable and accrued liabilities paid directly by the Group.
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
Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and liabilities, excluding long-term bank loans, approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
16. Revenue from Voyages
Revenue from significant customers for the year ended December 31, 2007, are as follows:

	December 31, 2007
Charterer
Seaside Navigation ApS		30%
Armada Pacific Bulk Carriers		19%
Navison Shipping Co. A/S	under	10%
Oldendorff	under	10%
The Group operates on a worldwide basis in one operating segment — the shipping transportation market. The geographical analysis of revenue from voyages based on point of destination is presented as follows:

		Operating revenues
	December 31, 2007	December 31, 2006	December 31, 2005
Europe	$2,855	$3,031	$4,412
North America	2,715	—	—
South America	2,674	1,803	496
Asia	6,811	4,758	3,399
Africa	5,092	2,135	2,019

Total	$20,147	$11,727	$10,326

17. Subsequent Events
A.	On January 22, 2008, the Company entered into memoranda of agreement to acquire two second-hand dry-bulk carriers from affiliated parties for a total combined purchase price of approximately $76,750. Both vessels, to be renamed M/V Free Impala and M/V Free Knight, are 24,111 dwt Handysize vessels built in 1997 and in 1998, respectively.

B.	On February 28, 2008, the Company paid its first quarterly dividend of $0.175 per share to shareholders of record as February 18, 2008. The total dividend paid amounted to $3,630 on 20,743,456 common stock shares issued and outstanding.

C.	On February 28, 2008, the repairs of the M/V Free Jupiter were completed and the vessel was delivered to its charterers. As previously disclosed, the 2002-built Handymax M/V Free Jupiter has been fixed to a three-year time charter at a rate of $32,000 per day for the first year, $28,000 per day for the second year and $24,000 per day for the third year.

D.	The M/V Free Knight was delivered on March 19, 2008. The Company financed the vessel with available cash from its recent common stock offering and bank financing from a $27,000 seven and one half year bank loan from HOLLANDSCHE BANK -UNIE N.V. Netherlands (“HBU”). HBU, in addition to this loan and the existing facility of $3,100 outstanding as of December 31, 2007, provided the Group with two new secured overdraft facilities totaling $4,500, at a decreased interest rate. Employment for the vessel has been fixed for a one year time charter at $31,500 per day commencing on delivery.

E.	The M/V Free Impala was delivered on April 2, 2008 partly financed by FIRST BUSINESS BANK S.A., Greece, in the amount of a $26,250 seven-year loan and cash available from its recent common stock offering.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
F.	On March 10, 2008, the Group signed a memorandum of agreement to purchase one second-hand dry-bulk carrier from an unaffiliated third party for approximately $65,200 and paid a deposit of $6,520 against the purchase price. The vessel is a 2003-built, 50,246 dwt Handymax vessel built in Japan, and is scheduled for charter-free delivery to the Group in June or July of 2008. The Company intends to finance this acquisition using cash on hand and the Company’s existing credit facility. Employment arrangements for the vessel will be announced when finalized.

G.	On April 14, 2008, the Group refinanced the M/V Free Jupiter by drawing $23,500 under the Credit Suisse facility and repaying in full the HSH Norbank loan remaining outstanding as of that date.
H.	On March 27, 2008 the Company filed with the U.S. Securities and Exchange Commission a universal shelf registration statement on Form F-3 for the purpose of undertaking possible capital raises in the future. Included in this universal shelf registration statement are various securities of the Company, including common stock, preferred stock, debt securities, warrants, rights, purchase contracts and units, which the Company may determine to offer in the future, from time to time, based on market conditions and the Company’s capital needs. On May 9, 2008, the Company’s Board of Directors approved an increase in the aggregate amount of securities registered from $200 million to $300 million, which increase will be reflected in an amendment to the Form F-3.

I.	On May 9, 2008, the Company declared a quarterly dividend of $0.175 per share to shareholders of record as of May 20, 2008 that will be payable on May 30, 2008. The total dividend to be paid is $3,630 on 20,743,456 common shares currently issued and outstanding.