Form 20-F
period 2008-12-31
FreeSeas Inc.
filed 2009-04-15
CIK 1325159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                 to                .
COMMISSION FILE NUMBER 333-124825
FREESEAS INC.
(Exact Name of Registrant as Specified in its Charter)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
89 Akti Miaouli & 4 Mavrokordatou Street, Piraeus, Greece
(Address of principal executive offices)
Ion G. Varouxakis
89 Akti Miaouli & 4 Mavrokordatou Street
Piraeus, Greece
Telephone: +30-210-4528770
Fax: +30-210-4291010
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Shares of common stock, par value $0.001 per share
Class W Warrants to purchase shares of common stock
Class Z Warrants to purchase shares of common stock
Securities registered or to be registered pursuant to Section 12(g) of the Act
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
We had 21,171,329 shares of common stock outstanding as of December 31, 2008.
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
☑ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Non-accelerated filer ☐	Accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☑	IFRS as issued by IASB ☐	Other ☐
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	the useful lives and value of our vessels;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	global and regional economic and political conditions;

•	our ability to leverage to our advantage our manager’s relationships and reputation in the dry bulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors.”
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
     A. Selected Consolidated Financial Data
     The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2008, 2007, 2006 and 2005 and for the period from April 23, 2004 (date of inception) to December 31, 2004. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2008 and 2007 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,				From Inception
					(April 23, 2004) to
	2008	2007	2006	2005	December 31, 2004
Statement of Operations Data:
Operating revenues	$66,689,000	$20,147,000	$11,727,000	$10,326,000	$2,830,000
Income (loss) from operations	26,570,000	5,761,000	(2,281,000)	1,205,000	706,000
Other expense	(7,378,000)	(5,917,000)	(1,043,000)	(1,053,000)	(236,000)
Net income (loss)	19,192,000	(156,000)	(3,324,000)	152,000	470,000

Earnings Per Share Data:
Net income (loss) per share:
Basic earnings (loss) per share	$0.91	$(0.02)	$(0.53)	$0.03	$0.10
Diluted earnings (loss) per share	$0.91	$(0.02)	$(0.53)	$0.03	$0.10
Weighted average number of shares:
Basic weighted average number of shares	21,006,497	8,786,287	6,290,100	4,574,588	4,500,000
Diluted weighted average number of shares	21,051,963	8,786,287	6,290,100	4,600,444	4,500,000

	December 31,
	2008	2007	2006	2005	2004
Selected Balance Sheet Data:
Cash in hand and at bank	$3,378,000	$63,394,000	$372,000	$3,285,000	$461,000

Net working (deficiency) capital	(23,584,000)	47,343,000	(8,843,000)	(4,945,000)	(3,528,000)
Total assets	307,861,000	191,972,000	23,086,000	29,840,000	18,335,000
Long-term debt, including current portion	160,350,000	56,300,000	7,830,000	13,000,000	10,150,000
Shareholders’ loan and advance	—	—	2,552,000	3,200,00	3,828,000
Total shareholders’ equity	120,855,000	112,626,000	7,007,000	9,705,000	3,386,000

     B. Capitalization and Indebtedness
     The following table sets forth our consolidated capitalization as of December 31, 2008.

Historical as of
December 31, 2008
Debt:
Long-term debt, current portion	$26,700
Long-term debt, net of current portion	133,650

Total debt	$160,350

Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—
Common stock, $0.001 par value, 40,000,000 shares authorized, 21,171,329 shares issued and outstanding	21
Additional paid-in capital	110,322
Retained earnings	10,512

Total shareholders’ equity	$120,855

Total capitalization	$281,205

     As of December 31, 2008, our actual cash and cash equivalents totaled $3.378 million.
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
Industry-Specific Risk Factors
The cyclical nature of the international shipping industry may lead to volatile changes in charter rates and vessel values, which may reduce our revenues and net income.
     We are an independent shipping company that operates in the international dry bulk shipping market. Our profitability is dependent upon the charter rates we are able to charge. The supply of and demand for shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried, the distance that those commodities must be moved by sea, and the demand for vessels of a particular size. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, port congestion, and changes in seaborne and other transportation costs. The size of the existing fleet per size category (i.e., Handysize, Handymax, Panamax or Capesize) in any particular dry bulk market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.
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

     The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:
•	economic and market conditions affecting the shipping industry in general;

•	supply of dry bulk vessels, including secondhand vessels;

•	demand for dry bulk vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.
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
Disruptions in world financial markets and in the international charter market could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common stock to decline.
     The United States and other countries are experiencing deteriorating economic trends and have entered into a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States government and foreign governments have either implemented or are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.
     The uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide and inability of many parties to obtain trade finance, including letters of credit, which, in turn has adversely affected dry bulk charter rates. We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in global market conditions, and the economic climate in the United States and worldwide, may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to decline significantly.
     The recession currently occurring worldwide has resulted in fewer imports to industrialized nations from Asia, which in turn has resulted in fewer requirements for imports of raw materials from the Asia, and in particular China. This trend has coincided with the credit crisis, which has made the availability of trade credit scarce; documentary letters of credit were largely unavailable in the last quarter of 2008. At the same time, the extreme volatility of commodity prices has substantially increased the risk of physical commodity traders, who have reduced the volume of their trades. The volatility of commodity prices, resulting in particular in a dramatic fall of spot iron ore prices, has shifted the negotiating balance of power in favor of China, the largest iron ore importing country, against iron ore producers based in Brazil and Australia, and has led China to centrally implement a suspension of iron ore imports in order to have more ample negotiating leverage for the conclusion of its longer-term contract prices for iron ore imports.

     The combination of all the above factors has caused the volume of seaborne trade to drop dramatically and charter rates to plummet. These conditions may last longer than expected and may continue to adversely affect our results of operations.
Charter hire rates for dry bulk vessels have decreased significantly and may remain at low rates or further decrease in the future, which may adversely affect our earnings.
     The dry bulk shipping industry is cyclical with volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. Since the middle of the third quarter of 2008, charter hire rates for dry bulk vessels have decreased very substantially, and although charter rates have recovered from their lows, they may remain volatile for the foreseeable future.
     We anticipate that the future demand for our dry bulk vessels will be dependent upon existing conditions in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. Adverse economic, political, social or other developments could have a further material adverse effect on dry bulk shipping in general and on our business and operating results in particular.
     Our ability to re-charter our dry bulk vessels upon the expiration or termination of their current time charter, the charter rates payable under any renewal or replacement charters will depend upon, among other things, the current state of the dry bulk shipping market. If the dry bulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at reduced rates, including rates whereby we incur a loss, which may reduce our earnings or make our earnings volatile.
     In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.
An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.
     We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Through the end of the third quarter of 2008, China’s gross domestic product was approximately 2.3% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial position, results of operations, ability to pay dividends as well as our future prospects, would be materially and adversely affected by a long-lasting or significant economic downturn in any of these countries.

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
Turbulence in the financial services markets and the tightening of credit may affect the ability of purchasers of dry bulk cargo to obtain letters of credit to purchase dry bulk goods, resulting in declines in the demand for vessels.
     Turbulence in the credit markets has led many lenders to reduce, and in some cases, cease to provide credit, including letters of credit, to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo being shipped as sellers determine not to sell cargo without a letter of credit. Reductions in cargo results in less business for charterers and declines in the demand for vessels. Any material decrease in the demand for vessels may decrease charter rates and make it more difficult for the Company to charter its vessels in the future at competitive rates. Reduced charter rates would reduce the Company’s revenues.
If the recent volatility in LIBOR rates continues, it could affect our profitability, earnings and cash flow.
     LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, would have an effect on our profitability, earnings and cash flow.
Charter rates are subject to seasonal fluctuations, which may adversely affect our operating results.
     Our fleet consists of Handysize and Handymax dry bulk carriers that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. Grain shipments are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require dry bulk shipping accordingly. As a result of these and other factors, the dry bulk shipping industry is typically stronger in the fall and winter months. Therefore, we expect our revenues from our dry bulk carriers to be typically weaker during the fiscal quarters ended June 30 and September 30 and, conversely, we expect our revenues from our dry bulk carriers to be typically stronger in fiscal quarters ended December 31 and March 31. Seasonality in the dry bulk industry could materially affect our operating results.

The operation of dry bulk carriers has certain unique operational risks.
     The operation of certain vessel types, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
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
     Terrorist attacks and international and regional hostilities may also negatively impact our vessels or our customers directly. The continuing conflicts in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to economic instability and could result in increased volatility of the financial markets in the United States of America and globally, an economic recession in the United States of America or the world and a corresponding reduction in our business and future prospects. Any of these occurrences could prevent us from obtaining additional financing on terms acceptable to us or at all and have a material adverse impact on our operating results, revenues and costs which would impair our implementation of our business strategy.
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

Our vessels may suffer damage and we may face unexpected dry-docking costs, which could affect our cash flow and financial condition.
     If our vessels suffer damage, they may need to be repaired at a dry-docking facility, resulting in vessel downtime. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or we may be forced to move to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while our vessels are forced to wait for space or to relocate to dry-docking facilities that are farther away from the routes on which our vessels trade would also decrease our earnings.
Company-Specific Risk Factors
The downturn in the dry bulk carrier charter market may have an adverse effect on our earnings, affect compliance with our loan covenants, and require us to raise additional capital in order to remain compliant with our loan covenants.
     The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering dry bulk carriers, has fallen over 90% since May 2008 and over 70% in October 2008 alone. In December 2008, the BDI reached an all time low since 1986, yet by the end of January 2009 the BDI had recovered from its lows by approximately 40%. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follow the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.
     We have received waivers from each of our lenders with respect to the breach of any loan covenants. If the current low charter rates in the dry bulk market continue beyond the periods covered by such waivers, however, our earnings will be adversely affected and there is a probability we will not be in compliance with the financial covenants in our various loan agreements. There can be no assurances our lenders will be willing to provide further waivers of covenant compliance or modifications to our covenants. In such a situation, in order to remain viable, we would have to continue to withhold payment of dividends, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. If we are able to raise additional capital at a time when the charter rates in the dry bulk charter market are low, our shareholders could be significantly diluted and our earnings per share could be adversely affected. Even if we are able to raise additional capital in the equity markets, there is no assurance we will remain compliant with our loan covenants or receive any required waivers.
Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.
     We have secured 53% of our available days in 2009 through time charters, which represents approximately $45,000,000 in gross revenue. However, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from its customers, cash reserves, cash flow considerations and various operating expenses.
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

     If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, the amounts available if any, to service debt and/or to pay dividends to our shareholders may be significantly reduced or eliminated.
The current low dry bulk charter rates and dry bulk vessel values and any future declines in these rates and values will affect our ability to comply with various covenants in our loan agreements.
     Our loan agreements require that we remain in compliance with certain financial and other covenants. The current low dry bulk charter rates and dry bulk vessel values have adversely affected our ability to comply with these covenants. Noncompliance with these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with various remedies, including the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness, and foreclose our lenders’ liens on our vessels. The exercise of any of the remedies could materially adversely impair our ability to continue to conduct our business. In addition, if the fair value of our vessels deteriorates significantly from their current levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. Moreover, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. As of December 31, 2008, we were not in full compliance with certain loan covenants but obtained the waivers from each of our lenders. There can be no assurances, however, that once such waivers expire our lenders will grant us any such waivers in the future if at the time of such expiration we are still not in compliance with certain loan covenants.
Our earnings may be adversely affected if we do not successfully employ our vessels.
     We intend to continue to employ our vessels in fixed-rate period charters and spot charters. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates have fallen, as occurred during the first part of 2008, we employed, and may have to continue to employ, our vessels at depressed charter rates that lead, and would continue to lead, to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to repay our debt.
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
     We have incurred secured debt under loan agreements for all of our vessels. If the market value of our fleet declines, we may not be in compliance with certain covenants of our existing loan agreements that relate to maintenance of asset values and, as a result, we may not be able to refinance our debt or obtain additional financing. We have received waivers from our lenders with respect to certain covenants. See “Item 4. Information on the Company — Loans for Vessels — Loan Agreement Covenants and Waivers.” There can be no assurances, however, that once such waivers expire, that we will be in compliance with the financial covenants or that our lenders will extend such waivers.
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
     To finance our fleet, we incurred secured debt under various loan agreements. As of December 31, 2008, we had outstanding an aggregate of $160.35 million in debt. We will be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These requirements will increase as we draw additional funds available for the acquisition of new vessels. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further expand our fleet, which would increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

We cannot assure you that we will pay dividends.
     There can be no assurance that we will be able to pay dividends. Although in 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, in the first quarter of 2009, our Board modified our dividend policy so that we would pay quarterly cash dividends equal to 50% of our distributable cash flow, which is our cash from operations during the previous quarter after expenses and reserves for scheduled dry-dockings, intermediate and special surveys and other purposes, including possible acquisitions, as our board of directors may determine from time to time are required, and after taking into account any other cash needs. In light of the current economic conditions, the Board determined that no cash dividend would be paid in February 2009. Further, the waiver we have received from FBB restricts our ability to pay dividends during the waiver period, which ends January 1, 2010. See “Item 4. Information on the Company — Loans for Vessels — Loan Agreement Covenants and Waivers.” Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, FBB would provide any required consent. In addition, even if we were to receive consent to the payment of dividends, in light of the current worldwide economic conditions, there can be no assurances that we will be able to resume payment of dividends.
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
     We currently have no employees and contract all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, and the management of our fleet, including crewing, maintenance and repair, to Free Bulkers, an affiliated company. Free Bulkers has entered into a sub-management agreement with Safbulk, a company controlled by the Restis family, for the commercial management of our fleet, including negotiating and obtaining charters, relations with charter brokers and performance of post-charter activities. We are dependent upon Free Bulkers for technical management of our fleet and upon Safbulk for our ability to attract charterers and charter brokers. The loss of either of their services or their failure to perform their obligations could reduce our revenues and net income and adversely affect our operations and business. Generally, Free Bulkers is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless Free Bulkers or its employees act with negligence or gross negligence or commit a willful default with respect to one of our vessels. Pursuant to its agreement with us, Free Bulkers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to Free Bulkers. Although we may have rights against Free Bulkers, if Free Bulkers defaults on its obligations to us, you may have no recourse against Free Bulkers. In addition, if Safbulk defaults on its obligations to Free Bulkers, we may have no recourse against Safbulk. Further, we expect that we will need approval from our lenders if we intend to replace Free Bulkers as our fleet manager.

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
     Our chairman, chief executive officer and president, Ion G. Varouxakis, is also the controlling shareholder and officer of Free Bulkers, which is our ship management company. These dual responsibilities of our officer and the relationships between the two companies could create conflicts of interest between Free Bulkers and us. Each of our operating subsidiaries has a nonexclusive management agreement with Free Bulkers. Free Bulkers has subcontracted the charter and post-charter management of our fleet to Safbulk, which is controlled by FS Holdings Limited, one of our principal shareholders. Although Free Bulkers currently serves as manager for vessels owned by us, neither Free Bulkers nor Safbulk is restricted from entering into management agreements with other competing shipping companies, and Safbulk provides management services to other international shipping companies, including the Restis group, which owns and operates vessels in the dry bulk sector. Free Bulkers or Safbulk could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that Free Bulkers or Safbulk would resolve any conflicts of interest in a manner beneficial to us.
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

Increases in interest rates would reduce funds available to purchase vessels and service debt.
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
     We are a holding company and our subsidiaries, which are all wholly owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our Board of Directors may exercise its discretion not to pay dividends. We and our subsidiaries will be permitted to pay dividends only for so long as we are in compliance with all applicable financial covenants, terms and conditions of our debt. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws discussed above.
As we expand our business, we will need to upgrade our operational and financial systems, and add more staff. If we cannot upgrade these systems or recruit suitable additional employees, our performance may suffer.
     Our current operating and financial systems may not be adequate if we significantly expand the size of our fleet, and our attempt to improve those systems may be ineffective. In addition, if we significantly expand our fleet, we will have to rely on Free Bulkers to recruit additional shoreside administrative and management personnel. We cannot assure you that Free Bulkers will be able to continue to hire suitable additional employees as we expand our fleet. If we cannot upgrade our operational and financial systems effectively or recruit suitable additional employees our performance may suffer and our ability to expand our business further will be restricted.
We are required by Section 404 of the Sarbanes-Oxley Act of 2002 to evaluate our controls, which evaluation requires substantial resources. If these evaluations result in the identification of material weaknesses, we may be adversely affected until these weaknesses can be corrected.
     We are required to comply with a variety of laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 (which we refer to as the Sarbanes-Oxley Act), SEC regulations and the NASDAQ Stock Market rules. In particular, Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by our independent public accounting firm. Our internal controls and procedures are tested on an annual basis. During the course of our annual testing, deficiencies may be identified that we may not be able to remediate to meet the deadline imposed for filing our annual reports. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to correct any deficiencies we identify, we may not obtain an unqualified attestation report from our independent public accounting firm, which will be required for the fiscal year ended December 31, 2008 and each fiscal year thereafter. Failure to achieve and maintain an effective internal control environment or obtain an unqualified report could have a material adverse effect on the market price of our common stock.

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
     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. The average age of our dry bulk carriers is currently approximately 13.72 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
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
     Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

Because we will generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
     We will generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. For the year ended December 31, 2008, the fluctuation of the value of the dollar against the foreign currencies resulted in an impact of $49,000. Further declines in the value of the dollar could lead to higher expenses payable by us.
Investment in derivative instruments such as freight forward agreements could result in losses.
     From time to time in the future, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow. As of December 31, 2008, 2007 and 2006, there were no freight forward agreements outstanding.
We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
     We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We currently maintain insurance against loss of hire for seven of our vessels, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, we cannot assure that the insurers will not default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.
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
     We expect that we and each of our subsidiaries will qualify for this statutory tax exemption for 2006, 2007, 2008 and subsequent years. However, there are factual circumstances beyond our control that could cause us to fail to qualify for this tax exemption and thereby be subject to United States federal income tax on our United States source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and “qualified shareholders” as defined by the regulations to Section 883 do not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of our direct and indirect individual shareholders as residents of qualifying jurisdictions and whether they own shares through bearer share arrangements and will require compliance with ownership certification procedures by individual shareholders that are residents of qualifying jurisdictions and by each intermediary or other person in the chain of ownership between us and such individuals. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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
     Based on our currently anticipated operations, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
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
     “Qualified dividend income” derived by noncorporate shareholders that are subject to U.S. federal income tax is currently subject to U.S. federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Global Market or the and we do not and have not qualified as a “passive foreign investment company” for U.S. federal income tax purposes, distributions treated as dividends for U.S. tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating to the shareholder are satisfied) for treatment as qualified dividend income. Proposed legislation in the United States would, however, if enacted, make it unlikely that such distributions on our shares would be eligible for such treatment. As of the date hereof, no assurance can be given regarding whether or not such legislation will be enacted.

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
     The stock markets in general, and the markets for dry bulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
If holders of our warrants exercise their warrants to purchase shares of our common stock, you will experience immediate dilution.
     As of December 31, 2008, we had outstanding 150,000 Class A warrants issued to our initial shareholders. Of our publicly traded classes of warrants, we had outstanding as of December 31, 2008, 786,265 Class W warrants and 1,655,006 Class Z warrants. Each of these warrants is exercisable to purchase one share of our common stock at an exercise price of $5.00 per share, and our Class A, Class W and Class Z warrants must be exercised for cash. Our Class A warrants expire July 29, 2011, our Class W warrants expire July 29, 2009, and our Class Z warrants expire July 29, 2011. As a result, if holders of our warrants exercise their warrants, we may issue up to 2,591,271 additional shares of our common stock at $5.00 per share, which could cause our shareholders to be diluted.
Two of our principal shareholders may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions.
     Two of our principal shareholders, The Mida’s Touch S.A. and FS Holdings Limited, controlled by Mr. Varouxakis and members of the Restis family, respectively, currently beneficially own approximately 26.2% of our outstanding common stock. While our principal shareholders have no agreement, arrangement or understanding relating to the voting of their shares, they may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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
     On October 30, 2007, we completed a public offering of 11,000,000 shares of our common stock and in November 2007, the underwriters exercised their over-allotment option in full to purchase an additional 1,650,000 shares of our common stock, all at the price of $8.25 per share. In addition, an aggregate of 1,803,356 of our Class B, Class W and Class Z warrants were exercised during 2007 and 127,873 Class W and 50,000 Class A warrants were exercised during 2008.
     We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three dry bulk carriers. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
     In January 2007, Mr. Varouxakis purchased all of the shares of common stock owned by the two other co-founding shareholders. He simultaneously sold shares of common stock owned by him to FS Holdings Limited, an entity controlled by the Restis family, and to certain other investors. Immediately following these transactions, our Board of Directors appointed Mr. Varouxakis Chairman of the Board and President, the two other co-founding shareholders and one other director resigned from the Board of Directors, and two new directors were appointed to fill the vacancies.

     Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 00-30-210-452-8770.
Our Fleet
     We are an international dry bulk shipping company currently focusing on the Handysize and Handymax sectors, which we believe will enable us to transport a wider variety of cargoes and pursue a greater number of chartering opportunities than if we owned larger vessels. We may, however, acquire larger dry bulk vessels if market conditions warrant and we identify appropriate opportunities. Our existing fleet consists of seven Handysize vessels and two Handymax vessels that carry a variety of dry bulk commodities, including coal, grains, and iron ore which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, sugar and rice, or “minor bulks.” The aggregate dwt of our fleet is approximately 268,166 dwt, the net book value of our fleet is approximately $275.41 million, and the average age of our fleet is approximately 13.72 years. We are continuing to expand our fleet, as described below:

Vessel	DWT	Country Built	Year Built	Vessel Type	Purchase Price
Free Destiny	25,240	Bulgaria	1982	Handysize	$7.60 million
Free Envoy	26,318	Japan	1984	Handysize	$9.50 million
Free Goddess	22,051	Japan	1995	Handysize	$25.20 million
Free Hero	24,318	Japan	1995	Handysize	$25.25 million
Free Impala	24,111	China	1997	Handysize	$37.50 million
Free Jupiter	47,777	China	2002	Handymax	$47.00 million
Free Knight	24,111	China	1998	Handysize	$39.25 million
Free Lady	50,246	Japan	2003	Handymax	$65.20 million
Free Maverick	23,994	Japan	1998	Handysize	$39.60 million
     See “Vessel Employment” below for a description of each our vessel’s current employment status.
Competitive Strengths
     We believe that we possess the following competitive strengths:
•	Experienced management team. Our management team has significant experience in commercial, technical, operational and financial areas of our business and has developed relationships with leading charterers, ship brokers and financial institutions. Since 1997, Ion G. Varouxakis, our chairman, chief executive officer and president, has served in various management roles for shipping companies in the dry bulk sector.

•	Affiliation with a leading shipping group. FS Holdings Limited and Benbay Limited, entities controlled by the Restis family, are collectively one of our largest shareholders with 3,240,653 shares of our common stock as of December 31, 2008. The Restis family has been engaged in the international shipping industry for more than 40 years and their interests include ownership and operation of more than 60 vessels in several segments of the shipping industry, as well as cargo and chartering interests. The Restis family group is regarded as one of the largest independent ship-owning and management groups in the shipping industry. Our management believes that affiliation with and access to the resources of companies controlled by the Restis family commercially enhances the operations of our fleet, our ability to obtain employment for our vessels and our ability to obtain more favorable financing.

•	Strong customer relationships. Through Free Bulkers, our ship management company, and Safbulk, a Restis family controlled management company, we have established and maintained customer relationships with leading charterers around the world, such as major international industrial companies, commodity producers and traders and a number of chartering brokerage houses. Free Bulkers has subcontracted the charter and post-charter management of our fleet to Safbulk. We believe that the established customer base and the reputation of our fleet managers enable us to secure favorable employment for our vessels with well-known charterers. In addition, in light of current economic conditions, we have worked to maintain our relationships with our customers by negotiating strategically appropriate modifications to charters when determined to be in our best long-term interests.

•	Stable cash flow from well-established and reputable charterers. A majority of the vessels in our fleet may be employed on time charters to well-established and reputable charterers. We believe these time charters will provide us with steady cash flow and high vessel utilization rates while limiting our exposure to freight rate volatility.

•	Efficient operations. Through Free Bulkers, we believe that we have established a strong track record in the technical management of dry bulk carriers, which has enabled us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, proactive maintenance programs, high standards of operations, and retaining and training qualified crew members.
Business Strategy
     The following are highlights of our business strategy:
•	Leveraging our strategic relationships. Free Bulkers, Safbulk, the Restis family and their affiliates have extensive experience and relationships in the ship brokerage and financial industries as well as directly with industrial charterers and commodity traders. We use these relationships to identify chartering and acquisition opportunities and make available to us sources of additional financing, make contacts, and gain market intelligence.

•	Handysize and Handymax focus. Our fleet of dry bulk carriers will consist primarily of Handysize and Handymax vessels, although we may consider acquiring larger vessels if we identify appropriate opportunities. Based on the relatively low number of dry bulk newbuildings on order in the Handysize and Handymax categories, we believe there will be continued high demand for such vessels. Handysize and Handymax vessels are typically shallow-drafted and equipped with onboard cranes. This makes Handysize and Handymax vessels more versatile and able to access a wider range of loading and discharging ports than larger ships, which are unable to service many ports due to their size or the local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize or Handymax vessels that we acquire, will enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger dry bulk vessels. Handysize and Handymax vessels have also historically achieved greater charter rate stability than larger dry bulk vessels.

•	Renew and expand our fleet. We intend to continue growing our fleet in a disciplined manner through acquisition of well-maintained, secondhand vessels, preferably not more than 15 years old. We perform technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and opportunities dictate and warrant. We are focused on purchasing such vessels, because we believe that secondhand vessels, when operated in a cost-efficient manner, should provide significant value given the prevailing charter rate environment and currently provide better returns as compared to newbuildings. Furthermore, as part of our fleet renewal, we will continue to sell vessels in order to renew our fleet when we believe it is in the best interests of FreeSeas and our shareholders.

•	Maintain balanced time charter employment. We intend to strategically deploy a substantial portion of our fleet under period employment and our remaining vessels under spot employment depending on market conditions. We actively pursue time charter coverage to provide adequate cash flow to cover our fleet’s fixed costs, consisting of vessel operating expenses, management fees, debt repayment and interest expense, general and administrative expenses, and dry-docking costs for the upcoming 12-month period. We look to deploy part of our fleet through spot charters, depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates.

•	Use of flexible financial strategy. We have used and intend to continue to use a combination of bank debt, cash flow and proceeds from equity offerings to fund our vessel acquisitions. We assess the level of debt we will incur in light of our ability to repay that debt based on the level of cash flow we expect to generate pursuant to our chartering strategy and our operating cost structure. As of December 31, 2008, our ratio of debt to total capitalization is approximately 57%. We believe that the maintenance of a reasonable ratio of debt to total capitalization will be important to our ability to borrow funds to make additional vessel acquisitions, and we have determined to suspend cash dividends to our shareholders while we focus on reducing our debt.
Vessel Employment
     We have employed and continue to employ our vessels in the spot charter market, under period time charters and in dry bulk carrier pools. As of the date of this report, our vessels, and those for which acquisitions are pending, are employed as indicated in the table below:

Vessel Name	Type	Dwt	Employment

M/V Free Destiny	Handysize	25,240	Spot time charter trip of two to four months at $4,000 per day through April/June 2009
M/V Free Envoy	Handysize	26,318	Balance of time charter at $20,000 per day through July/August 2009
M/V Free Hero	Handysize	24,318	60-day spot time charter through April 2009 at $4,500 per day
M/V Free Jupiter	Handymax	47,777	Balance of time charter through February 2011 at $32,000 per day for first year, $28,000 per day for second year and $24,000 per day for third year
M/V Free Goddess	Handysize	22,051
Balance of time charter through September 2009 at $8,000 per day plus 50% profit sharing above $10,000 per day, which increases to $10,500 per day on September 15, 2009 through January/February 2010 plus 50% profit sharing above $12,500 per day

M/V Free Knight	Handysize	24,111	40-day spot time charter through April 2009 at $7,000 per day
M/V Free Impala	Handysize	24,111	45-day spot time charter through March 2009 at $6,500 per day
M/V Free Lady	Handymax	50,246	Balance of time charter at $51,150 per day through May 2010
M/V Free Maverick	Handysize	23,994	Balance of time charter through April 2009 at $32,000 per day

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
     Vessels operating on period time charter provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to increase profit margins during periods of increasing dry bulk charter rates. However, we would then be exposed to the risk of declining dry bulk charter rates, which may be higher or lower than the rates at which we chartered our vessels. We are constantly evaluating opportunities for period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.
     Although we have not previously done so, we may from time to time utilize forward freight agreements that enable us to enter into contractual obligations to sell the spot charter forward and thereby reduce our exposure to a potential deterioration of the charter market.
Customers
     During the twelve months ended December 31, 2008, we had contracts with four charterers. We believe that our customer base is composed of established charterers, including MUR Shipping FZCO and Premuda S.p.A.
Management of Operations and Fleet
     Pursuant to our amended and restated services agreement with Free Bulkers, a Marshall Islands corporation owned by Ion G. Varouxakis, our chairman, chief executive officer and president, our operations are executed and supervised by Free Bulkers, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. The amended services agreement is for a term of 10 years and can be terminated by either party upon prior written notice in certain circumstances. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the agreement. We pay Free Bulkers a monthly fee of $100,000 (based on an exchange rate of $1.35 to €1.00) in aggregate for these services. Free Bulkers provides us with the following services:
     •     General Administration. Free Bulkers provides us with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services.
     •     Financial Accounting Services. Free Bulkers maintains our books, records and accounts and provides all services as are necessary in connection with our compliance with the rules promulgated by the Securities and Exchange Commission (the “SEC”) and the NASDAQ Stock Market relating to the preparation and maintenance of the our accounting records in accordance with United States generally accepted accounting principals (U.S. GAAP”), preparing and filing financial statements with the SEC and NASDAQ in accordance with applicable financial reporting requirements, and developing, implementing, monitoring and assessing our internal controls;
     •     Sale and Purchase of Vessels. Free Bulkers advises our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels. All decisions to purchase or sell vessels require the approval of our board of directors. Any purchases or sales of vessels approved by our board of directors are arranged and completed by Free Bulkers. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase contracts.
     We also contract the technical and commercial management of our vessels to Free Bulkers. Free Bulkers has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements.

     Free Bulkers has entered into a sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders. Safbulk and FS Holdings Limited are controlled by the Restis family. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk 1.25% of gross hire or freight for vessels chartered through Safbulk, except for the M/V Free Hero and the M/V Free Maverick where the fee is 0.625%, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice. We believe that the reputation of Safbulk, and its long-standing relationships with charterers and charter brokers, enhances the commercial operation of our fleet and our ability to obtain employment for our fleet, while operational coordination is maintained by Free Bulkers. We believe that using Free Bulkers and Safbulk to perform these functions provides us experienced technical and commercial management for our fleet and enables us to better manage our costs.
     Free Bulkers currently manages only our vessels, but we anticipate that Free Bulkers may manage any additional vessels we may acquire in the future. Safbulk performs management services to other international shipping entities, including the Restis group of companies.
     Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15,000 (effective as of January 1, 2008, the fee is paid on the basis of an exchange rate of $1.30 to €1.00) per vessel, paid in advance, from the date of signing the memorandum of agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. In addition, we have agreed to pay Free Bulkers a 1% commission on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We also reimburse, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend our vessels at port. Our ship management agreements with Free Bulkers remain in effect indefinitely unless, in each case, it is terminated by either party upon two months’ advance notice.
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
     We believe that we pay Free Bulkers industry-standard fees for these services.
Crewing and Employees
     Free Bulkers, our affiliate, employs approximately 19 people, all of whom are shore-based. In addition, Free Bulkers is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We currently employ two officers and no other employees.
Loans for Vessels
     We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders for our vessels.
     On August 12, 2008, the Company amended the credit facility of January 21, 2008 with the Hollandsche Bank — Unie (“HBU”), and was granted a new credit facility of $34,600,000 from HBU in addition to the then-outstanding facility of $32,125,000. The breakdown of the facility amount of $66,725,000 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500,000; (ii) an unused overdraft facility II in the amount of $1,375,000, the availability of which will be reduced quarterly by $125,000 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000,000, which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600,000, which has been used to finance a portion of the purchase price of the M/V Free Maverick; and (v) the then-outstanding amount of $25,250,000 of the rollover eight-year loan facility, the principal amount of which was $27,000,000. The $27,000,000 was drawn on March 18, 2008 to finance a portion of the purchase price of the M/V Free Knight.

     As of December 31, 2008, the outstanding loan balances under the amended HBU facility amounts to $21,750,000 for the M/V Free Knight, $32,100,000 for the M/V Free Maverick and $0 for the M/V Free Destiny. The remaining undrawn availability as of December 31, 2008 amounted to $1,125,000.
     In March 2009, we and HBU entered into a term sheet pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100,000 with a new 3.5 year facility which is payable as follows: 13 installments of $600,000 beginning on August 1, 2009 and one balloon payment of $19,300,000 on November 1, 2012. The new facility bears interest at the rate of 3.00% above LIBOR, which will be increased by a “liquidity premium,” to be determined on August 1, 2009. The existing conditional HBU overdraft facility III amounting to $3,000,000 has been terminated upon the refinancing of the balloon payment in August 2009. In addition, HBU has amended the existing value to loan covenants to be set forth in the loan agreement that we and HBU will enter into in accordance with the term sheet. See “—Loan Agreement Covenants.”
     Credit Suisse has provided us with a $91,000,000 rollover loan facility in two tranches; (i) Tranche A of $48,700,000, for the refinancing of the M/V Free Hero, the M/V Free Goddess and the M/V Free Jupiter, which replaced previous financings of $68,000,000 by HSH Nordbank under its senior loan and by BTMU Capital Corporation under its original $21,500,000 junior loan; and (ii) Tranche B of $42,300,000 for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. As of December 31, 2008, the aggregate amount outstanding under the Credit Suisse facility is $81,750,000. On March 23, 2009, in connection with the waiver of certain loan covenants, Credit Suisse increased the interest payable from March 23, 2009 to March 31, 2010 to 2.25% above LIBOR.
     We have obtained a loan of $26,250,000 from First Business Bank S.A. of Greece (“FBB”) to partially finance the acquisition of the M/V Free Impala, which as of December 31, 2008 had an outstanding balance of $24,750,000. On March 17, 2009, in connection with the waiver of certain loan covenants, FBB increased the interest payment to 2.00% above LIBOR.
     As of April 14, 2009, the total indebtedness of the Company is $151,350,000.
     All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 2% to 3.00%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits and minimum market values. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flag without the lender’s consent, and distributing earnings only in case of default under any credit agreement.
     Loan Agreement Covenants and Waivers
     Our loan agreements contain various financial covenants that require us to, among other things:
     •     maintain the value of the security that we provide to our lenders, generally known as value to loan, in ratios ranging from 130% to 147%, such that if the market value of our vessels or other assets pledged as security declines below the required value, we are obligated to post additional collateral within a specified period of time to cover the amount of the shortfall or prepay a portion of the outstanding loan such that the value to loan ratio is within the required ratio;
     •     maintain minimum cash balances per mortgaged vessel;

     •     the leverage ratio of the corporate guarantor will not at any time exceed 68%;
     •     maintain the ratio of EBITDA, which is the Company’s consolidated pre-tax profits before interest, taxes, depreciation and amortization, over Net Interest Expenses, which is the interest paid net of any interest rate hedge agreements at greater than 3x;
     •     maintain corporate liquidity, also known as available cash, to at least $3,000,000;
     If we are not in compliance with the covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our vessels, we may be at risk of default under our loan agreements. If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest. If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.
     We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. Any declines in the market value of our vessels and in the dry bulk charter market may increase our risk of default under the covenants described above. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.
     As of December 31, 2008, we were not in compliance with certain loan covenants and have obtained the following waivers:
     On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value to loan covenant will be added in the existing credit agreement, as well as the credit agreement for the new $27,100,000 loan, and will be as follows:
•	100% commencing July 1, 2010

•	110% commencing July 1, 2011

•	120% commencing July 1, 2012

•	125% commencing December 31, 2012
     In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities will increase from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as we meet the originally agreed loan to value ratio of 70%.
     On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, we have agreed to a prepayment of $5,000,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
     On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of our ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR.
Competition
     We operate in markets that are highly competitive and based primarily on supply and demand. Ownership of dry bulk carriers is highly fragmented and is divided among approximately 1,400 dry bulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many dry bulk shipping companies which are publicly traded on the U.S. stock markets, such as Euroseas Ltd., Dryships Inc., Diana Shipping Inc., Eagle Bulk Shipping Inc. and Excel Maritime Carriers Ltd., which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business.

     Free Bulkers arranges our charters (whether spot charters, period time charters, bareboat charters or pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete with other owners of dry bulk carriers in the Capesize, Panamax, Handysize and Handymax sectors. Charters for our vessels are negotiated by Free Bulkers utilizing a worldwide network of shipbrokers. These shipbrokers advise Free Bulkers on a continuous basis of the availability of cargo for any particular vessel. There may be several shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.
Seasonality
     Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains required dry bulk shipping accordingly.
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

     The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
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
     As a result of amendments to OPA that became effective in July 2006, the liability of responsible parties for dry bulk vessels is limited to the greater of $950 per gross ton or $0.8 million (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
     We currently maintain pollution liability coverage as part of our protection and indemnity insurance for each of our vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed our insurance coverage, the payment of those damages may materially decrease our net income.
     OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Current Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton for non-tank vessels, which includes an OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. We expect the Coast Guard to increase the amounts of financial responsibility to reflect the July 2006 increases in OPA liability. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Upon satisfactory demonstration of financial responsibility, a Certificate of Financial Responsibility, or COFR, is issued by the United States Coast Guard. This certificate must be carried aboard the vessel to comply with these financial responsibility regulations. We have complied with these financial responsibility regulations by obtaining a COFR for five of our vessels and carrying such COFRs on each of these vessels. These COFRs are effective January 2007 through April 2011.

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
     Currently, under U.S. Environmental Protection Agency, or the EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by the EPA or face penalties. Although the EPA has appealed this decision to the Ninth Circuit Court of Appeals, we cannot predict the outcome of this litigation. If the District Court’s order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels and meet any treatment requirements, although we do not expect that these costs would be material.
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
     At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of December 31, 2008, the BWM Convention has been adopted by 18 states, representing 15.36% of the world’s tonnage.

     Vessel Security Regulation
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
     Inspection by Classification Societies
     The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. The M/V Free Destiny and the M/V Free Maverick are currently classed with Lloyd’s Register of Shipping. The M/V Free Envoy is classed with Korean Register of Shipping. The M/V Free Hero and the M/V Free Jupiter are classed with Nippon Kaiji Kyokai, the Japanese Classification Society. The M/V Free Goddess is classed with Germanischer Lloyd, the German Classification Society. The M/V Free Knight, the M/V Free Impala and the M/V Free Lady are classed with Bureau Veritas. ISM and ISPS certifications have been awarded to all of our vessels and Free Bulkers by Lloyd’s Register of Shipping.
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

     The table below lists the next dry-docking and special surveys scheduled for our fleet, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
Free Destiny	Third quarter 2010	Third quarter 2012

Free Envoy	Third quarter 2011	Third quarter 2013

Free Goddess	Third quarter 2013	Third quarter 2010

Free Hero	Fourth quarter 2013	Fourth quarter 2010

Free Impala	Third quarter 2009	Third quarter 2012

Free Jupiter	Second quarter 2010	Second quarter 2012

Free Knight	Third quarter 2010	Second quarter 2013

Free Lady	Third quarter 2011	Second quarter 2013

Free Maverick	Second quarter 2011	First quarter 2010
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
     Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I association has capped its exposure to this pooling agreement at $5.4 billion. The M/V Free Destiny, the M/V Free Envoy, the M/V Free Hero, the M/V Free Jupiter and the M/V Free Maverick are members of the London Steamship Mutual Bilbrough Association Ltd. We have entered the M/V Free Goddess, the M/V Free Knight, the M/V Free Impala and the M/V Free Lady as members of The Standard Club. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I associations comprising the International Group.
     Loss of Hire Insurance
     We have obtained loss of hire insurance for seven of our vessels for 2008 in amounts that we believe to be prudent to cover normal risks in our operations. Loss of hire insurance generally provides coverage against loss of charter hire that results from the loss of use of a vessel. The insurance is subject to various and significant deductibles, conditions and coverage limitations. After the initial policy year, we will review annually whether maintaining this insurance is cost effective. Our ability to obtain loss of hire insurance is subject to market conditions and general availability. We did not maintain insurance against the loss of hire for any of our vessels at the time of the grounding of the M/V Free Jupiter.
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
     We expect that the vessel’s insurance will cover the cost of the re-floating operations and the vessel’s repairs and related expenses, less applicable deductibles. Our insurance policies provide that payments will be made directly by the insurers to the party entitled to receive payment. We did not maintain insurance for loss of charter hire for that vessel, nor would our insurance cover any claims made by our charterers for damages that they may incur in connection with the delays caused by the grounding incident, although our insurance would cover our fees and expenses incurred in defending any claims for damages brought by our charterers.

     We are subject to a claim by cargo interests in China of approximately $643,000 (CNY 4.5 million) for certain nickel/ore cargo tonnage off-loaded during the refloating salvage process and eventually abandoned as it could not be delivered to its final destination due to its dangerous condition. This claim has been defended and settled by our P&I club.
Legal Proceedings
     We are not currently a party to any material lawsuit that, if adversely determined, we believe would be reasonably likely to have a material adverse effect on our financial position, results of operations or liquidity.
Property
     Free Bulkers provided us with our office space at no rental cost to us until February 5, 2007. On that date, and in conjunction with moving into new office space, we entered into an agreement with Free Bulkers pursuant to which we agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our rented office space, commencing on January 1, 2007. During 2007, the amount paid under that agreement totaled approximately $67,000 (€48,200 based on an exchange rate of $1.39 to €1.00). Beginning on January 1, 2008 and in conjunction with a further expansion of our office space, we agreed to pay Free Bulkers one half of the monthly rent of €9,704 plus one half of the apportioned common expenses charged by the lessor. Reimbursement of rental and common expenses continue on the same basis under our amended services agreement with Free Bulkers. See “Item 7. Mahor Shareholders and Related Party Transactions.”
Exchange Controls
     Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
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
General
     We are a shipping company that currently operates nine vessels in the dry bulk shipping market through our wholly owned subsidiaries. We were formed on April 23, 2004, under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands, to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
     On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check corporation organized under the laws of the State of Delaware. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.

     Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board. Our common stock, Class W warrants and Class Z warrants currently trade on the NASDAQ Global Market.
     The operations of our vessels are managed by Free Bulkers, an affiliated Marshall Islands corporation. Free Bulkers provides us with a wide range of shipping services. These services include, at a monthly fee per vessel, the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels. Also for a fee, Free Bulkers covers the commercial management of our fleet, such as identifying suitable vessel charter opportunities. Free Bulkers has entered into a subcontract agreement with Safbulk, a company controlled by one of our affiliates, for the commercial management of our fleet. In addition, Free Bulkers provides us with all the necessary accounting services and, effective July 1, 2007, all the necessary financial reporting services for a fixed quarterly fee. Commencing October 1, 2008, the services agreement was amended to include the execution and supervision of all of our operations under the guidance of our board of directors and the rental of office space for FreeSeas, for a fixed monthly fee.
     During the twelve-month period ended December 31, 2008, our fleet consisted of seven Handysize and two Handymax vessels that carried a variety of dry bulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. During the twelve-month period ended December 31, 2007, our fleet consisted of four Handysize and one Handymax vessels. During the twelve-month period ended December 31, 2008, we took delivery of the M/V Free Knight, which was built in 1998 and has a carrying capacity of 24,111 dwt, for $39,250,000. On April 2, 2008, we took delivery of the M/V Free Impala, which was built in 1997 and has a carrying capacity of 24,111 dwt for $37,500,000. On July 7, 2008, we took delivery of the M/V Free Lady, which was built in 2003 and has a carrying capacity of 50,246 dwt, for $65,200,000. On September 1, 2008, we took delivery of the M/V Free Maverick, which was built in 1998 and has a carrying capacity of 23,994 dwt, for $39,600,000.
     The following table details the vessels owned as of April 6, 2009:

Vessel Name	Type	Dwt	Employment	Built	Purchase Price	Date of Acquisition
M/V Free Destiny	Handysize	25,240	Spot time charter trip of 2 to 4 months at $4,000 per day through April/June 2009	1982	$7.60 million	August 3, 2004
M/V Free Envoy	Handysize	26,318	Balance of time charter at $20,000 per day through July/August 2009	1984	$9.50 million	September 20, 2004
M/V Free Hero	Handysize	24,318	60-day spot time charter through April 2009 at $4,500 per day	1995	$25.25 million	July 3, 2007
M/V Free Jupiter	Handymax	47,777	Balance of time charter through February 2011 at $32,000 per day for first year, $28,000 per day for second year and $24,000 per day for third year	2002	$47.00 million	September 5, 2007
M/V Free Goddess	Handysize	22,051	Balance of time charter through September 2009 at $8,000 per day plus 50% profit sharing above $10,000 per day, which increases to $10,500 per day on September 15, 2009 through January/February 2010 plus 50% profit sharing above $12,500 per day	1995	$25.20 million	October 30, 2007
M/V Free Knight	Handysize	24,111	40-day spot time charter through April 2009 at $7,000 per day	1998	$39.25 million	March 19, 2008
M/V Free Impala	Handysize	24,111	45-day spot time charter through March 2009 at $6,500 per day	1997	$37.5 million	April 2, 2008
M/V Free Lady	Handymax	50,246	Balance of time charter at $51,150 per day through May 2010	2003	$65.2 million	July 7, 2008
M/V Free Maverick	Handysize	23,994	Balance of time charter through April 2009 at $32,000 per day	1998	$39.6 million	September 1, 2008

     One of our vessels, the M/V Free Jupiter, underwent an unscheduled dry-docking for repairs necessitated by a grounding incident off the coast of the Philippines on September 21, 2007. Upon completion of repairs on February 28, 2008, the vessel was delivered to her charterers for her three-year time charter. We expect that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles. As of December 31, 2008, we received insurance proceeds of $6,480,686 and the hull and machinery insurance underwriters paid the salvors $1,200,000, which has been deducted from the claim in discussion. As of December 31, 2008, the amount remaining to be recovered is $17,807,000. During the first quarter of 2009, the outstanding balance of our claim receivables will be reduced from $17,807,000 to $8,298,000 as a result of insurance proceeds received.
Employment and Charter Rates
     The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering dry bulk carriers, fell over 90% from May 2008 through October 2008 and over 70% in October 2008 alone. In December 2008, the BDI reached an all-time low since 1986, yet by the end of March 2009, the BDI had recovered from its lows by approximately over 300%. The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.
     As of the date of this filing, we have four vessels trading in the spot market that are currently exposed to the downturn in the dry bulk charter rates. Should dry bulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low as well. Most of our vessels have employment in the first quarter and the second quarter of 2009 and, while we expect that charter rates will gradually recover as economic activity improves during the course of the year, those vessels that are redelivered earlier in the year are expected to receive lower charter rates.
     The M/V Free Destiny, the M/V Free Hero, the M/V Free Knight, M/V Free Maverick and M/V Free Impala are expected to be redelivered to us from their charterers in the second quarter of 2009.
     Historically high levels of scrapping have been taking place since October 2008 among older vessels as a result of the adverse rate environment, in particular with respect to smaller size Handysize vessels, the segment in which we operate. It may take some time until the elimination of excess tonnage supply manifests itself in the form of higher charter rates.
     A prolonged period of extremely low charter rates may lead owners to face difficulties in meeting their cash flow obligations, and they may seek to find mutual accommodations with charterers in which charterers may pay lower charter rates over a longer period of time. Depending on their overall financial condition, and book, some weaker owners may not be able to service their debt obligations, which may case them to cease operations or seek protection from creditors.
     Recent developments in the dry bulk charter market and credit markets have also resulted in additional risks. You should consider carefully the risks beginning on page 2, of this annual report. The occurrence of one or more of these risk factors would adversely affect our results of operations or financial condition.

Acquisition of Vessels
     From time to time, as opportunities arise and depending on the availability of financing, we intend to acquire additional secondhand dry bulk carriers. We accepted delivery of the M/V Free Lady on July 7, 2008, with a time charter at $51,150 per day through May 2010 and the M/V Free Maverick on September 1, 2008, with a time charter at $32, 000 per day through April 2009. When a vessel is acquired free of charter, we enter into a new charter contract. The shipping industry uses income days (also referred to as “voyage” or “operating” days) to measure the number of days in a period during which vessels actually generate revenues.
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
     When a vessel has been under a voyage charter, the seller delivers the vessel free of charter to the buyer. When a vessel is under time charter and the buyer wishes to assume that charter, the buyer cannot acquire the vessel without the charterer’s consent and an agreement between the buyer and the charterer for the buyer to assume the charter. The purchase of a vessel does not in itself transfer the charter because the charter is a separate service agreement between the former vessel owner and the charterer.
     When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:
•	Obtain the charterer’s consent to us as the new owner;

•	Obtain the charterer’s consent to a new technical manager;

•	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	Arrange for a new crew for the vessel;

•	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

•	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

•	Implement a new planned maintenance program for the vessel; and

•	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.

     Our business comprises the following primary components:
•	Employment and operation of our dry bulk carriers; and

•	Management of the financial, general and administrative elements involved in the ownership and operation of our dry bulk vessels.
     The employment and operation of our vessels involve the following activities:
•	Vessel maintenance and repair;

•	Planning and undergoing dry-docking, special surveys and other major repairs;

•	Organizing and undergoing regular classification society surveys;

•	Crew selection and training;

•	Vessel spares and stores supply;

•	Vessel bunkering;

•	Contingency response planning;

•	Onboard safety procedures auditing;

•	Accounting;

•	Vessel insurance arrangements;

•	Vessel chartering;

•	Vessel hire management; and

•	Vessel performance monitoring.
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
     •     Adjusted EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization, unrealized gains or losses from changes in the value of derivatives and non-cash charges such as losses on debt extinguishment. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

     The following performance measures were derived from our audited consolidated financial statements for the twelve months ended December 31, 2008, ,2007 and 2006, included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.
PERFORMANCE INDICATORS
     (All amounts in tables in thousands of United States dollars, except for fleet data )

	For the year ended December 31,
	2008	2007	2006
Adjusted EBITDA (1)	$40,658	$8,350	$2,582
Fleet Data:
Average number of vessels (2)	7.36	3.3	3.0
Ownership days (3)	2,688	1,206	1,095
Available days (4)	2,605	1,177	1,005
Operating days (5)	2,441	1,048	941
Fleet utilization (6)	90.8%	86.9%	86.0%
Average Daily Results:
Average TCE rate (7)	$25.719	$17.925	$10.881
Vessel operating expenses (8)	6.084	4.976	4.094
Management fees (9)	0.727	0.726	0.493
General and administrative expenses(10)	1.129	2.014	2.046
Total vessel operating expenses (11)	6.811	5.702	4.587

(1)	Adjusted EBITDA reconciliation to net income:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives and loss on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	For the year ended December 31,
	2008	2007	2006
Net income (loss)	$19,192	$(156)	$(3,324)
Depreciation and amortization	14,137	5,192	4,921
Change in derivatives fair value	1,061	749	—
Interest and finance cost	5,629	2,565	985
Loss on debt extinguishment	639	—	—

Adjusted EBITDA	$40,658	$8,350	$2,582

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.
(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2008	2007	2006
Operating revenues	$66,689	$20,147	$11,727
Voyage expenses and commissions	(3,910)	(1,362)	(1,488)

Net operating revenues	62,779	18,785	10,239
Operating days	2,441	1,048	941

Time charter equivalent daily rate	$25.719	$17.925	$10.881

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2008	2007	2006
Vessel operating expenses	$16,354	$6,001	$4,483
Ownership days	2,688	1,206	1,095

Daily vessel operating expense	$6.084	$4.976	$4.094

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.
(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations
Year ended December 31, 2008 (“fiscal 2008”) as compared to year ended December 31, 2007 (“fiscal 2007”)
Consolidated Statements of Income
     (All amounts in tables in thousands of United States dollars, except for share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2008	December 31, 2007
OPERATING REVENUES	$66,689	$20,147
OPERATING EXPENSES:
Vessel operating expenses	(16,354)	(6,001)
Voyage expenses	(527)	(267)
Depreciation expenses	(13,349)	(4,435)
Amortization of deferred charges	(788)	(757)
Management and other fees to a related party	(2,634)	(875)
Commissions	(3,383)	(1,095)
Stock-based compensation expense	(107)	(96)
General and administrative expenses	(2,756)	(2,111)
Bad debt	(221)	(118)
Gain on sale of vessel	—	1,369

Income from operations	$26,570	$5,761

OTHER INCOME (EXPENSE):
Interest and finance costs	(6,209)	(3,204)
Loss on debt extinguishment	(639)	(2,570)
Change in derivatives fair value	(1,061)	(749)
Interest income	580	639
Other	(49)	(33)

Other (expense) income	$(7,378)	$(5,917)

Net income (loss)	$19,192	$(156)

Basic income (loss) per share	$0.91	$(0.02)

Diluted income (loss) per share	$0.91	$(0.02)

Basic weighted average number of shares	21,006,497	8,786,287
Diluted weighted average number of shares	21,051,963	8,786,287
     REVENUES — Operating revenues for fiscal 2008 were $66,689,000, an increase of $46,542,000 over fiscal 2007. Revenues increased primarily as a result of the increase in the size of our fleet, and the delay in the receipt of time charter earnings of approximately $3,232,000 that were not received during 2007 because of the M/V Free Jupiter’s casualty incident in September 2007.
     OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $16,354,000 for fiscal 2008, as compared to $6,001,000 for fiscal 2007. This increase of $10,353,000 in vessel operating expenses reflects primarily the increase in the size of our fleet to nine vessels at the end of fiscal 2008 from five vessels at the end of fiscal 2007. These expenses in fiscal 2008 also include approximately $182,000 associated with two unscheduled repairs during fiscal 2008, causing expenses beyond normal operation and maintenance costs (i.e., main engine turbocharger of the M/V Free Envoy; main engine of the M/V Free Impala). As a result, the total daily vessel operating expenses per vessel owned, including the management fees paid to our affiliate, Free Bulkers, was $6,811 for fiscal 2008 and $5,702 for fiscal 2007, a net increase of $1,109, or 19.45%, for fiscal 2008.
     VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $527,000 for fiscal 2008 as compared to $267,000 for fiscal 2007. The increase in voyage expenses reflected primarily the shore crane hire cost for an amount of $53,000 and bunkers costs of $189,000 due to delivery and re-delivery operations during fiscal 2008.

     DEPRECIATION AND AMORTIZATION — For fiscal 2008, depreciation expense totaled $13,349,000 as compared to depreciation expense of $4,435,000 for fiscal 2007. The increase in depreciation expense resulted primarily from the increase in the number of our vessels from five to nine vessels during fiscal 2008. For fiscal 2008 amortization of dry-docking and special survey costs and amortization of financing costs total $1,141,000, an increase of $384,000 compared to $757,000 reported in fiscal 2007 primarily resulting from the financing costs related to the availability of the credit facilities secured for the purchase of the new vessels and the incurrence of costs for dry-docking and special survey for the M/V Free Envoy, the M/V Free Hero, and the M/V Free Goddess during fiscal 2008.
     MANAGEMENT FEES — Management fees for fiscal 2008 totaled $2,634,000 as compared to $875,000 for fiscal 2007. The increase resulted primarily from the larger number of vessels under management during fiscal 2008, from an additional fee of $300,000 paid to Free Bulkers as partial contribution for the refurbishment of our office space in December 2008 and from an increase in the annual fee from $500,000 to $1,200,000 commencing in October 2008 in connection with Free Bulkers undertaking to provide additional services to FreeSeas including execution and supervision of all of FreeSeas’ operations under the direction and supervision of the FreeSeas’ Board.
     Commencing on January 1, 2008, an annual fee of $500,000 was paid to Free Bulkers quarterly as compensation for services, including but not limited to, services related to our accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures, general and administrative operation, the purchase and sale of vessels, and negotiations with FreeSeas’ lenders. On October 1, 2008, in connection with Free Bulkers undertaking to provide additional services to FreeSeas, including execution and supervision of all of our operations under the direction and supervision of our Board, the annual fee of $500,000 was increased to $1,200,000. An additional fee of $300,000 was paid to Free Bulkers as partial contribution for the refurbishment of our office space. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for accounting services related to the vessels’ operations and our public financial reporting obligations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel commencing from the date of the relevant purchase memorandum of agreement and ending two months after delivery of the vessel to its new owners. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
     COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — For fiscal 2008 commissions paid totaled $3,383,000, as compared to $1,095,000 for fiscal 2007. These commissions represent commissions paid to Free Bulkers and other related and unrelated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels. The increase of $2,288,000 for fiscal 2008 as compared to fiscal 2007 related directly to the increase of operating revenues in the respective periods. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $2,756,000 in comparison with $2,111,000 for fiscal 2007. Our general and administrative expenses increased by $645,000 mainly due to managers and directors’ fees and expenses, which increased by $163,000, rent and utilities, which increased by $139,000, legal expenses which increased by $130,000, and investor relations expenses, which increased by $200,000.
     STOCK-BASED COMPENSATION EXPENSE — For fiscal 2008 stock compensation expenses totaled $107,000 as compared to $96,000 for fiscal 2007. Compensation costs reflect non-cash, equity based compensation of our executive officers.
     INTEREST AND FINANCE COSTS — For fiscal 2008 financing costs were $5,857,000 in comparison with $3,204,000 for the fiscal 2007. Our financing costs represent primarily the interest paid in connection with the bank loans for our vessels. The increase in financing costs resulted from financing costs incurred to secure the financing sources related to the acquisition of new vessels.

     LOSS ON DEBT EXTINGUISHMENT — During fiscal 2008, we expensed the unamortized financing costs of $639,000 in comparison with a related expenses incurred for fiscal 2007 of $2,570,000. The $639,000 unamortized financing cost relates to the refinancing of the HSH Nordbank AG loan facility with a new credit facility from Credit Suisse.
     CHANGE IN FAIR VALUE OF DERIVATIVES — During fiscal 2007 we entered into a swap agreement with respect to the loan from HSH Nordbank AG, which swap converted this loan into a fixed rate loan. The interest rate swap did not qualify for hedge accounting; therefore, the “marked to market’’ fair value adjustment is recorded in the statement of income. We recorded an unrealized loss of $1,061,000 during fiscal 2008. On April 9, 2008 we entered into a novation for this swap agreement in connection with the refinancing of the loan from HSH Nordbank AG with a new credit facility from Credit Suisse.
     NET INCOME/(LOSS) — Net income for fiscal 2008 was $19,192,000 as compared to a net loss of $156,000 for fiscal 2007. The significant increase in our net income reflected primarily the increased revenues due to the increased number of vessels and due to the favorable charter rates environment prevailing during the first nine months of 2008.
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
     OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $6,001,000 for fiscal 2007, as compared to $4,483,000 for fiscal 2006. This increase of $1,518,000 in vessel operating expenses reflects primarily the increase in the size of our fleet to five vessels at the end of fiscal 2007 from three vessels at the end of 2006. These expenses in 2007 also include approximately $230,000 associated with two unscheduled repairs during February 2007, causing expenses beyond normal operation and maintenance costs (i.e., main engine turbocharger of the M/V Free Envoy; main generator of the M/V Free Destiny) and $100,000 of insurance deductibles associated with the grounding casualty of the M/V Free Jupiter in September 2007 that were partially offset by reductions in certain operating expenses while the vessel was in dry-dock for repairs. Consequently, the total daily vessel operating expenses per vessel owned, including the management fees paid to our affiliate, Free Bulkers, was $5,702 for fiscal 2007, as compared to $4,587 for fiscal 2006, an increase of 24%.
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
     MANAGEMENT FEES — Management fees for fiscal 2007 totaled $875,000, as compared to $540,000 for fiscal 2006. The increase resulted primarily from the greater number of vessels under management during fiscal 2007 and from the fees paid in connection with the potential acquisition of the new four vessels starting on the date of the memoranda of agreement. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for accounting services related to the vessels’ operations and our public financial reporting obligations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel commencing from the date of the relevant purchase memorandum of agreement and ending two months after delivery of the vessel to its new owners. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
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
     LOSS ON DEBT EXTINGUISHMENT — During the last quarter of 2007, we expensed the unamortized financing costs related to repaid loans of $63,074,000 in accordance with their terms.
     CHANGE IN FAIR VALUE OF DERIVATIVES — During fiscal 2007, we entered into a swap agreement with respect to the loan from HSH Nordbank AG, which swap converted this loan into a fixed rate loan. The interest rate swap did not qualify for hedge accounting; therefore, the “marked to market’’ fair value adjustment is recorded in the statement of income. We recorded an unrealized loss of $749,000 during fiscal 2007. We entered into a novation for this swap agreement in connection with the refinancing of the loan from HSH Nordbank with a credit facility from Credit Suisse.
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
Liquidity and Capital Resources
     We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends. We expect to continue to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to fund our future operations and possible growth. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.
     If we do acquire additional vessels in the future, then we will rely on funds drawn from new credit facilities, our working capital, proceeds from possible future equity offerings, and revenues from operations. Because of the recent global economic downturn that has affected the international dry bulk industry we may not be able to obtain financing either from new credit facilities or the equity markets. Therefore, in the first quarter of 2009, our board of directors has suspended the payment of dividends, so as to retain cash from operations to fund our operations, to fund possible vessel acquisitions and to service our debt, depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.
     On January 22, 2008, we entered into memoranda of agreement to purchase from affiliated parties the M/V Free Impala, a 1997-built secondhand Handysize vessel which was delivered on April 2, 2008, the M/V Free Knight, a 1998-built secondhand Handysize vessel which was delivered on March 19, 2008, for a total purchase price of $76.75 million and on March 10, 2008, the M/V Free Lady, a 2003-built secondhand Handymax vessel which was delivered on July 07, 2008, for a purchase price of $65.20 million. On August 7, 2008, we entered into a memorandum of agreement to purchase from an unaffiliated party the M/V Free Maverick, a 1998-built secondhand Handysize vessel which was delivered on September 1, 2008, for a purchase price of $39.60 million.

     The dry bulk carriers we owned had an average age of 13.72 years as of the end of fiscal 2008. For financial statement purposes, we used an estimated useful life of 27 years for each vessel. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
Cash Flows
     Cash and cash equivalents decreased to $3,378,000 as of December 31, 2008, compared to $63,394,000 as of December 31, 2007. We consider highly liquid investments such as time deposits with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S dollars. The decrease was attributable to the acquisition of four additional newer built vessels in 2008: the Handysize vessels the M/V Free Knight on March 19, 2008 for the purchase price of $39,250,000, and the M/V Free Impala on April 2, 2008 for a purchase price of $37,500,000; the Handymax vessel the M/V Free Lady on July 7, 2008 for a purchase price of $65,200,000; and the Handysize vessel the M/V Free Maverick on September 1, 2008 for a purchase price of $39,600,000. These acquisitions were partly financed by bank debt and the remainder of the purchase prices were paid from our available cash on hand.
     OPERATING ACTIVITIES — Net cash from operating activities increased by $27,492,000, or 542.1%, to $32,563,000 during fiscal 2008, as compared to $5,071,000 during fiscal 2007. This increase was primarily attributable to the increase in charter revenues and the increase in the number of vessels in 2008. Net cash from operating activities increased by $3,974,000, or 362.2%, to $5,071,000 during fiscal 2007, as compared to $1,097,000 during fiscal 2006. This increase reflected primarily the increase in charter revenues received in 2007.
     INVESTING ACTIVITIES — We used $182,539,000 of cash in investing activities during fiscal 2008 as compared to $86,979,000 used in investing activities during fiscal 2007. The increase was primarily a result of the purchases of the M/V Free Knight, the M/V Free Impala, the M/V Free Lady and the M/V Free Maverick. We used $86,979,000 of cash in investing activities during fiscal 2007 as compared to no cash used in investing activities during fiscal 2006. The increase was primarily a result of the deposits placed for the purchases of the M/V Free Hero and the M/V Free Jupiter, and the anticipated purchases of two additional vessels that were subsequently cancelled, which was offset by the proceeds received from the sale of the M/V Free Fighter.
     FINANCING ACTIVITIES — Net cash from financing activities during fiscal 2008 was $89,960,000 and consists of $153,650,000 obtained from long-term loans to finance the acquisition of additional vessels, $13,157,000 in cash dividends paid on our common stock, and $49,600,000 of payments on bank loans. Net cash from financing activities during fiscal 2007 was $144,930,000, $104,743,000 from a long-term loan obtained to finance the acquisition of additional vessels, $95,153,000 in net proceeds from our public offering of common stock in 2007, and $14,000,000 of proceeds from a shareholder loan, which shareholder loan was repaid in full in 2007. Net cash used in financing activities in fiscal 2006 was $3,991,000, which primarily reflects payments of $8,250,000 of long-term debt offset by the proceeds of borrowings and the movement of a bank overdraft of $4,330,000.
Capital Requirements
     As discussed earlier, we acquired four additional newer built vessels in 2008: the Handysize vessels the M/V Free Knight on March 19, 2008 for the purchase price of $39,250,000, and the M/V Free Impala on April 2, 2008 for a purchase price of $37,500,000; the Handymax vessel the M/V Free Lady on July 7, 2008 for a purchase price of $65,200,000; and the Handysize vessel the M/V Free Maverick on September 1, 2008 for a purchase price of $39,600,000. These acquisitions were partly financed by bank debt and the remainder of the purchase prices were paid from our available cash on hand.

     On May 1, 2007, we, through our wholly owned subsidiaries, entered into memoranda of agreement to acquire the M/V Free Hero and the M/V Free Jupiter. We took delivery of the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively.
     On August 20, 2007, we entered into a memorandum of agreement pursuant to which we agreed to purchase a secondhand dry bulk carrier, the M/V Free Goddess, from an unaffiliated third party for a purchase price of $25,200,000. We took delivery of the M/V Free Goddess in October 2007.
     The M/V Free Hero and the M/V Free Jupiter were acquired for a total price of $72,250,000 from non-affiliated parties. The M/V Free Goddess was acquired for a total price of $25,200,000 from non-affiliated parties. The acquisition of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess were financed through a combination of bank debt available for this purpose, and a shareholder loan, and the remainder of the purchase prices were paid from our available cash on hand.
     For financial statement purposes, we use an estimated useful life of 27 years for each of our vessels, although during 2007 we changed the estimated useful life for the M/V Free Fighter to 30 years.. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     The M/V Free Destiny, which is 26 years old, underwent its scheduled dry-dock and special survey in October/November 2007 and its next intermediate dry-docking is scheduled for the third quarter 2010. The M/V Free Envoy, which is 25 years old, completed its special survey dry-docking on June 30, 2008 and its next intermediate dry-docking is scheduled for 2011. If future dry-docking surveys do not require us to make extensive capital outlays to keep the vessels profitably operating, then the M/V Free Destiny and the M/V Free Envoy should continue in use by extending their estimated useful lives; otherwise, it is likely that they will be disposed of and replaced by newer built vessels. The M/V Free Fighter underwent her regularly scheduled fifth special survey and dry-docking in November and December 2006. Based on the fifth special survey and dry-docking, the estimated useful life of the M/V Free Fighter was changed to 30 years and was subsequently sold during the period ended June 30, 2007.
     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms and secure partial financing at appropriate terms.
Long-Term Debt
     See “Item 4. Information on the Company — Loans for Vessels” for a summary of our long-term debt.
Off-Balance Sheet Arrangements
     As of December 31, 2008, we did not have off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Contractual Obligations and Commercial Commitments
     The following table summarizes our contractual obligations as of December 31, 2008 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
		Less than			More than
(in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt	$160,350	$26,700	$32,800	$49,100	$51,750
Interest on variable-rate debt	25,540	5,636	10,757	6,373	2,774

Total obligations	$185,890	$32,336	$43,557	$55,473	$54,524

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
     Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that the undiscounted projected cash flows do not exceed the recorded amount, we would determine the fair value of the related asset and we would record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of valuations performed on an individual vessel basis.
     During the fourth quarter of fiscal 2008, we concluded that events occurred and circumstances had changed, which may indicate the existence of potential impairment of our long-lived assets. These indicators included a significant decline in our stock price, continued deterioration in the spot market, and the related impact of the current worldwide economic conditions on our expectation for future revenues. As a result, we performed an interim impairment assessment of long-lived assets. Unless these indicators improve, it is likely we will be required to perform an interim impairment analysis in future quarters.
     The interim testing was a review of the undiscounted projected net operating cash flows for each vessel compared to the carrying value. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included: earnings, depreciation, dry-docking costs, and average daily operating expenses of $4,100 with an increase factor of 2.5% each year. Earnings assumptions were based on time charter rates, spot market rates, FFA rates through 2012 and 10 years of historical charter rates, adjusting for the current economic assumptions. The assumed charter rates ranged from $8,000 to $14,900 and $23,000 for Handysize and Handymax vessels, respectively. Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows exceeded the carrying value. A material impairment charge would occur for certain vessels if the forecasted charter rates were to range from $6,000 to $8,000 until 2012 and were less than $14,900 from 2013 onwards until the remaining lives of the vessels.
     Although we believe our underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, we may be required to perform step two of the impairment analysis in the future. Therefore, there can be no assurances that we would not have material impairment charges in the future.

     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2007 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. During 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton as of December 31, 2008, which we believe is common in the shipping industry. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.
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

     Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet released financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The FASB has issued FASB staff position (“FSP”) No. 157-2 “The Effective Date of FASB Statement 157” which confirms the partial deferral of the effective date of SFAS No. 157 “Fair Value Measurements” for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on own consolidated financial statements. This statement will be effective for U.S. companies for fiscal years beginning on January 1, 2008 for financial assets and liabilities and for the fiscal year beginning on January 1, 2009 for non-financial assets and liabilities.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157 “Fair Value Measurements.” We have elected not to adopt this statement prior to the required date and do not expect the adoption to have a material effect on the consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations,” which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will be effective for any business combinations commenced after January 1, 2009. Accordingly, any business combinations we engage in will be recorded and disclosed following existing U.S. GAAP until December 31, 2008.
     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51.” SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. We are currently evaluating the expected impact, if any, of the adoption of SFAS No. 160 on our consolidated financial statements.
     In January 2008, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30 “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.

     In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS No. 161 on our consolidated financial statements.
     In April 2008, FASB issued FASB FSP No. 142-3 “Determination of the useful life of intangible assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (R), “Business Combinations,” and other U.S. GAAP. This FSP will be effective for FreeSeas for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP No. 142-3 is not expected to have a material effect on the consolidated financial statements of FreeSeas.
     In May 2008, the issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles.” The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have material effect on the consolidated financial statements of FreeSeas.
     In October 2008, the FSP No. 157-3, which clarifies the application of SFAS No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections,” paragraph 19). The disclosure provisions of SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP No. 157-3 does not have a material effect on the consolidated financial statements of FreeSeas.

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

Name	Age	Position	Director Class
Ion G. Varouxakis	38	Chairman of the Board of Directors, Chief Executive Officer and President	C
Dimitrios K. Filippas	31	Interim Chief Financial Officer	—
Kostas Koutsoubelis	54	Director, Vice President and Treasurer	A
Alexis Varouxakis	32	Secretary	—
Didier Salomon	63	Director	A
Focko H. Nauta	51	Director	B
Dimitrios Panagiotopoulos	48	Director	C
     Ion G. Varouxakis is one of our founders and is the Chairman of our Board of Directors. He also serves as our President and Chief Executive Officer. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a managing director of Free Ships S.A., a ship management company, and Free Holdings S.A., a dry bulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of dry bulk carriers. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is an officer of the reserves of the Hellenic Army. Mr. Varouxakis is the brother of Alexis Varouxakis, our Secretary.
     Dimitrios K. Filippas became our interim Chief Financial Officer in December 2008. Mr. Filippas joined us in July 2007, as the assistant to our Chief Financial Officer. Prior to joining FreeSeas, from February 2006 to June 2007, he was a financial accountant at Top Ships, Inc., a NASDAQ-listed company. From January 2004 to January 2006, Mr. Filippas was employed as a financial accountant at Roswell Navigation Corp., a private ship management company. Mr. Filippas holds a BSc in Banking and International Finance from Cass Business School and a Masters in Shipping Business from London Guildhall University.
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
     Alexis Varouxakis is our Secretary. Mr. Varouxakis holds a bachelor in science degree in economics from City University, London, and a master in arts degree in art management from City University, London. From 2001 to 2004, he was involved in the entertainment industry and produced a number of feature films, award winning short movies, and television commercials. Between 2002 and 2004, Mr. Varouxakis was a member of the board of directors of the New Producers Alliance, UK’s national membership and training organization for producers and filmmakers. From 2005 to 2006, he was general manager of Aello MCPY, a company specializing in the luxury yacht charter business. In 2007, he joined Free Bulkers S.A. as assistant operations manager. Mr. Varouxakis is the brother of Ion Varouxakis, our chairman, chief executive officer and president.

     Didier Salomon joined the board in 2008. He has spent fourteen years as head of global shipping at BNP Paribas. Prior to that, he held similar positions at Banque Louis-Dreyfus, Banque Bruxelles Lambert and Credit Naval. Mr. Salomon holds a diploma in political science (Sciences Po Paris), a degree in law (Paris Assas) and a post graduate diploma in banking (Centre d’Etudes Superieures de Banque). For many years he has been a lecturer on the economy and capital markets at the Conservatoire des Arts et Metiers in Paris.
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
     Dimitrios Panagiotopoulos joined our Board of Directors in 2007. In addition, he is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he was working as chief accountant in Ionia Management, a Greek shipping company. Mr. Panagiotopoulos also serves on the Board of Directors of Seanergy Maritime Holdings Corp., a NASDAQ-listed company in the dry bulk industry. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.
     Messrs. Ion and Alexis Varouxakis are brothers. There are no other family relationships among our directors and executive officers.
B. Compensation
     The total gross compensation paid in 2008 to our executive officers and directors as a group was $377,722 Commencing October 1, 2008, in connection with the execution of our amended and restated services agreement with Free Bulkers, our executive officers received salaried compensation from Free Bulkers, which receives a monthly management fee from us to provide overall executive and commercial management of its affairs. See “Item 7. Major Shareholders and Related Party Transactions.”
Board Practices
     The term of our Class A directors expires in 2009, the term of our Class B directors expires in 2010 and the term of our Class C directors expires in 2011. Mr. Nauta was appointed to the Board of Directors on December 16, 2005. Each of Messrs. Koutsoubelis and Panagiotopoulos were elected to the Board on January 5, 2007. Mr. Salomon was appointed to the Board of Directors on October 31, 2008.
     There are no agreements between us and any director that provide for benefits upon termination or retirement.
     We have established an Audit Committee comprising three board members who will be responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Each member is an independent director. The members of the Audit Committee are Messrs. Nauta, Salomon and Panagiotopoulos.

     We have established a Compensation Committee comprising of three members, which are responsible for establishing executive officers’ compensation and benefits. The members of the Compensation Committee are Messrs. Salomon, Nauta and Panagiotopoulos.
Employees
     We currently have no employees. Free Bulkers, our ship manager, is responsible for employing all of the executive officers and staff to execute and supervise our operations based on the strategy devised by the board of directors and subject to the approval of our board of directors and for recruiting, and employing, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.
E. Share Ownership
     The following table sets out certain information regarding the beneficial ownership of our common stock as of the date of filing this report by each of our officers and directors, all of our officers and directors as a group, and each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.
     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them.

			Percentage of
	Number of Shares		Shares of Common
	of Common Stock		Stock Beneficially
Name	Beneficially Owned		Owned(1)
Ion G. Varouxakis	2,314,697	(2)	10.9%
Dimitrios K. Filippas			*
Focko H. Nauta	15,000	(3)	*
Dimitrios Panagiotopoulos	15,000	(3)	*
Kostas Koutsoubelis	15,000	(3)	*
Didier Salomon
Alexis Varouxakis	21,000	(3)	*
All directors and executive officers as a group (seven persons)	2,504,697	(4)	11.8%

* Less than 1%.

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person.

(2)	Reflects 2,314,697 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis; Does not include 40,000 shares owned by V Estates S.A., which is controlled by Mr. Varouxakis’ father, and 30,600 shares owned by Mr. Varouxakis’ mother, as to which shares he disclaims beneficial ownership.

(3)	Reflects 6,000 shares owned by Edifice Holding, S.A. a Marshall Islands corporation wholly owned by Mr. Alexis Varouxakis and 5,000 shares underlying fully vested options.

(4)	Includes an aggregate of 125,000 shares underlying fully vested options.
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
Employment of Our Executive Officers
     In 2005, we had entered into an employment agreement with Ion G. Varouxakis. The agreement was for an initial term of three years, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Mr. Varouxakis’ salary was subject to increases as may be approved by our Board of Directors and he was entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and the reimbursement of expenses and other employee benefits as may be implemented. Effective October 1, 2008, in connection with the execution of an amended and restated services agreement with Free Bulkers, Mr. Varouxakis’ employment agreement was terminated by mutual consent of the parties and all service of Mr. Varouxakis and our chief financial officer are provided to us under the amended services agreement with Free Bulkers.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the date of filing of this annual report.

			Percentage of
	Number of Shares of		Shares of Common
	Common Stock		Stock Beneficially
Name	Beneficially Owned		Owned(1)
Ion G. Varouxakis	2,314,697	(2)	10.9%
FS Holdings Limited	3,240,653	(3)	15.3%

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person.

(2)	Reflects 2,314,697 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis; Does not include 40,000 shares owned by V Estates S.A., which is controlled by Mr. Varouxakis’ father, and 30,600 shares owned by Mr. Varouxakis’ mother, as to which shares he disclaims beneficial ownership.

(3)	Reflects 2,808,782 shares owned by FS Holdings Limited, a Marshall Islands corporation, and 431,811 shares owned by Benbay Limited, a Republic of Cyprus corporation, each of which is controlled by the Restis Family.
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

     As of April 6, 2009, 15,977,250 shares of our common stock, or 75.5%, were held of record by four persons with U.S. addresses of record, including (i) 2,078,223 shares beneficially owned by one of our executive officers whose shares are held in an account in the United States, and (ii) 15,976,450 shares owned of record is CEDE & Co., a nominee of The Depository Trust Company. We believe that the shares held by CEDE & Co., as nominiee, include shares of common stock beneficially owned by both holders in and outside the United States.
B. Related Party Transactions
     Each of our vessel-owning subsidiaries has entered into a management contract with Free Bulkers, a company owned and operated by Mr. Varouxakis. Pursuant to the management contracts, Free Bulkers is responsible for all aspects of technical management and maintenance for each of the vessels. Each agreement calls for a monthly technical management fee of $15,000 (based on $1.30 per Euro). FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services.
     Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders. Safbulk and FS Holdings Limited are controlled by the Restis family. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk the 1.25% fee on hire or freight to be received from us for our vessels chartered through Safbulk, except for the M/V Free Hero and the M/V Free Maverick where the fee is 0.625%, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice.
     On October 1, 2008, we entered into an amended and restated services agreement with Free Bulkers pursuant to which the annual fee of $500,000 was increased to $1,200,000. An additional fee of $300,000 was paid to Free Bulkers as partial contribution for the refurbishment of our offices. Under the amended service agreement, Free Bulkers is responsible for executing and supervising all of our operations based on the strategy devised by the board of directors and subject to the approval of our board of directors. Free Bulkers is responsible, among other things, for with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services; advising our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels; and negotiating all borrowings, deposits and lending arrangements for us. The agreement is for an initial term of 10 years but may be terminated by either party upon written notice in certain circumstances. If the agreement is terminated by Free Bulkers upon a “change in control” as defined in the agreement, Free Bulker is entitled to a termination fee equal to: (i) the total aggregate of the rental fee due for the Company’s office from the date of such termination to the end of the term of the agreement; plus (ii) 25 multiplied by the sum of (a) the annualized aggregate ship management fees to which the Free Bulkers would be entitled under the ship management agreements, based on the monthly ship management fees in effect on the date of termination, and (b) the annualized management fee to which the Free Bulkers would be entitled under the agreement, based on the monthly management fee in effect on the date of termination; plus (iii) 25 multiplied by the average of the bonuses previously paid to the Free Bulkers under the agreement (with the dollar value of any bonus paid in shares or other securities of the Company based on the aggregate fair market value of such shares or securities on the date such bonus was awarded).
     The expenses related to the technical management fee and the services from Free Bulkers under the amended and restated services agreement are reflected in the accompanying condensed consolidated statements of operations as “Management and Other Fees to a Related Party.” The total amounts paid for the twelve month periods ended December 31, 2008, 2007 and 2006 amounted to $2,634,000, $875,000 and $540,000, respectively. The balance due from or (to) related party as of December 31, 2008 and December 31, 2007 was $1,622,000 and $1,037, 000, respectively. Amounts paid to related parties for office space during the twelve month period ended December 31, 2008 were $ 210 (Euro 139) and for the same periods in 2007 and 2006 the amounts were $67 (Euro 48), and $ nil respectively.

     Prior to entering into the amended services agreement, Free Bulkers provided us with our office space at no rental cost to us until February 2007. In February 2007, and in conjunction with moving into new office space, we entered into an agreement with Free Bulkers pursuant to which we agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our current office space commencing on January 1, 2007. During 2007, the amount paid under that agreement totaled approximately $67,000 (€48,200 based on the exchange rate of $1.39 to €1.00). Beginning on January 1, 2008 and in conjunction with a further expansion of our office space, we agreed to pay Free Bulkers one half of the monthly rent of $15,525 (€9,703 based on the exchange rate of $1.60 to €1.00) plus one half of the apportioned common expenses charged by the lessor. Reimbursement of rental and common expenses continue on the same basis under our amended services agreement with Free Bulkers.
     In September 2007, we entered into an additional agreement with Free Bulkers pursuant to which Free Bulkers provided us services related to our accounting and financial reporting obligations, including our internal controls assessment and reporting obligations. Free Bulkers’ fee for the foregoing services for 2007 was $300,000, payable quarterly, and the fee was increased to $500,000 per year for 2008 through the date of the amended services agreement in order to cover increased costs for staff, installation of a new accounting software and our internal controls reporting requirements. This agreement was for an initial term of one year and has been amended and superseded by the amended service agreement.
     On May 7, 2007, FS Holdings Limited, agreed to loan us up to $14,000,000 pursuant to an unsecured promissory note for the purpose of financing the acquisition of four new vessels. The loan was fully drawn as of June 2007. The note accrued interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan was due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000,000 in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities or (iii) the date of acceleration due to a default of the amounts due under the note. The loan was prepayable by us, upon 30 days’ prior written notice to FS Holdings Limited, in whole or in part, in increments of not less than $500,000. In connection with this loan, we agreed to issue to FS Holdings Limited, for every $1,000,000 (or pro rata portion thereof) drawn under the loan, warrants to purchase 50,000 shares of our common stock at an exercise price of $5.00 per share. We issued warrants to acquire a total of 700,000 shares of our common stock, and FS Holdings Limited exercised these warrants in full on November 14, 2007. We used a portion of the net proceeds of the October 2007 offering to repay all the amounts outstanding under this loan.
     During 2007, we had outstanding two loans from our principal shareholders. These loans were made in August and September 2004 in connection with the purchases of the M/V Free Destiny and the M/V Free Envoy, respectively. The loans had principal balances at origination of $1,579,447 and $2,554,737, respectively, and were interest-free. In April 2005 and October 2005, the loans were modified to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that we raise additional capital of at least $12,500,000. On January 5, 2007, the shareholder loans due to one of our corporate shareholders were sold to The Mida’s Touch, a corporation controlled by Mr. Varouxakis, for the principal amount outstanding. The Mida’s Touch subsequently sold a portion of such loans to FS Holdings Limited. In November 2007, we used a portion of the net proceeds of the October 2007 offering to repay all the amounts outstanding under these loans.
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

     We obtained a loan from FBB in the aggregate amount of $26,250,000 to partially finance the acquisition of the M/V Free Impala, which as of December 31, 2008 has an outstanding balance of $24,750,000. FS Holdings Limited, one of our principal shareholders, is also a principal shareholder of FBB.
     Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, our chairman, chief executive officer and president, is associated with a ship-brokering company. Free Bulkers and Safbulk use such brokering company, from time to time, as one of the shipping brokers for our fleet. This shipping brokerage firm received commissions of approximately $112,000 during the twelve month period ended December 31, 2008, which represents 3.4%, respectively, of the $3.3 million of total commissions paid in the same period. This compares to $114,000 of commissions paid to this firm during the same period in 2007 which represent 10.40% of the $1,095,000 of total commissions paid in the same period. During the twelve month period ended December 31, 2006 the total commissions paid to this firm were $nil.
C. Interest of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
B. Significant Changes
     Not applicable.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
     Not applicable.
B. Plan of Distribution
     Not applicable.
C. Markets
     Our common stock, Class W warrants and Class Z warrants began trading on The NASDAQ Global Market on November 8, 2007 under the trading symbols FREE, FREEW and FREEZ, respectively. Prior to that time, the Company’s common stock, Class W warrants and Class Z warrants were traded on The NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively.

     The closing high and low sales prices of our common stock, Class W warrants and Class Z warrants as reported by The NASDAQ Stock Market, for the quarters and months indicated, are as follows:

For the Years Ended:	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
December 31, 2007	$10.24	$2.76	$5.14	$0.25	$5.20	$0.48
December 31, 2008	7.97	0.90	3.05	0.02	3.35	0.05

For the Quarters Ended:	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
March 31, 2007	$5.15	$2.76	$1.29	$0.25	$1.15	$0.48
June 30, 2007	7.63	4.55	2.65	0.81	2.76	1.00
September 30, 2007	9.35	6.77	3.30	1.82	3.35	2.10
December 31, 2007	10.24	5.12	5.14	1.68	5.20	1.73
March 31, 2008	6.09	4.49	2.45	1.06	2.45	1.40
June 30, 2008	7.97	5.90	3.05	1.85	3.35	1.85
September 30, 2008	7.07	3.95	2.24	0.97	2.65	1.25
December 31, 2008	4.01	0.90	1.15	0.02	1.46	0.05
March 31, 2009	1.88	0.54	0.24	0.04	0.33	0.08

For the Months Ended:	Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low
October 31, 2008	$4.01	$1.99	$1.15	$0.24	$1.46	$0.25
November 30, 2008	2.50	0.90	0.24	0.02	0.50	0.05
December 31, 2008	2.02	1.11	0.18	0.03	0.29	0.12
January 31, 2009	1.88	1.28	0.24	0.10	0.33	0.16
February 28, 2009	1.67	1.21	0.14	0.09	0.21	0.16
March 31, 2009	1.48	0.54	0.15	0.04	0.15	0.08
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Incorporation
     The information required herein was provided in the Registration Statement on Form F-1 (File No. 333-145203) previously filed by us with the Securities and Exchange Commission and is incorporated herein by reference.
     One million shares of our preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan as described below under “—Shareholder Rights Plan.”

Shareholder Rights Plan
     General
     Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $18.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.
     The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.
     We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to this annual report.
     Detachment of the Rights
     The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:
     •     10 days following a public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or
     •     10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”
     Existing shareholders and their affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.
     Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.
     Until the rights distribution date:
     •     our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and
     •     any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

     As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.
     We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.
     Flip-In Event
     A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading "—Redemption of Rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.
     If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.
     Flip-Over Event
     A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:
•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.
     If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.
     Antidilution
     The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.
     Redemption of Rights
     At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

     Exchange of Rights
     We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:
     •     any person other than our existing shareholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or
     •     the occurrence of a flip-over event.
     Amendment of Terms of Rights
     While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:
     •     to cure any ambiguity, omission, defect or inconsistency;
     •     to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or
     •     to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.
     At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.
C. Material Contracts
Amended Credit Agreement dated August 12, 2008 among Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven with Hollandsche Bank — Unie N.V.; Term sheet dated March 20, 2009
     On August 12, 2008, the Company amended the credit facility of January 21, 2008 with the Hollandsche Bank — Unie (“HBU”), and was granted a new credit facility of $34,600,000 in addition to the then-outstanding facility of $32,125,000. The breakdown of the facility amount of $66,725,000 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500,000; (ii) an unused overdraft facility II in the amount of $1,375,000, the availability of which will be reduced quarterly by $125,000 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000,000, which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600,000, which has been used to finance a portion of the purchase price of the M/V Free Maverick; and (v) the then-outstanding amount of $25,250,000 of the rollover eight-year loan facility which was used to finance a portion of the purchase price of the M/V Free Knight, the principal amount of which was $27,000,000.
     All facilities are secured by a first preferred mortgage on the M/V Free Maverick, first and second preferred mortgages on the M/V Free Knight and first, second and third preferred mortgages on the M/V Free Destiny and the M/V Free Envoy, a FreeSeas’ guarantee, a manager’s undertaking and pledges of (1) the rights and earnings under time charter contracts present or future, and (2) rights under insurance policies. In addition, the loan agreement contains certain affirmative and negative covenants including the maintenance of certain financial covenants regarding our leverage ratio, EBITDA, and minimum liquidity.
     On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value to loan covenant will be added in the existing credit agreement, as well as the credit agreement for the new $27,100,000 loan, and will be as follows:

•	100% commencing July 1, 2010

•	110% commencing July 1, 2011

•	120% commencing July 1, 2012

•	125% commencing December 31, 2012
     In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities will increase from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as we meet the originally agreed loan to value ratio of 70%.
Memorandum of Agreement dated August 7, 2008 for the M/V Free Maverick
     On August 7, 2008, we entered into a memorandum of agreement with an unaffiliated third party pursuant to which we agreed to purchase the M/V Free Maverick, a 1998-built secondhand Handysize vessel for a total purchase price of $39.60 million. The M/V Free Maverick was delivered on September 1, 2008.
Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007, entered into between FreeSeas Inc. as borrower and Credit Suisse as lender; Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse
     On June 26, 2008, we entered into a supplemental agreement to the facility agreement dated December 27, 2007, entered into between FreeSeas Inc. as borrower and Credit Suisse as lender for the purpose of increase of the original facility from $87,000,000 to $91,000,000 and for the purpose of amending and restating the facility agreement. This agreement now sets out the terms and conditions upon which Credit Suisse shall, at the request of the Borrower, provide its consent to (inter alia): (a) the increase of the Commitment by the amount of $4,000,000 to a total amount of $91,000,000; (b) the consolidation of the additional tranches into one additional tranche and the increase of the aggregate amount of such additional tranche by the amount of $4,000,000 to a total amount of $42,300,000; and (c) certain other amendments to the principal agreement.
     On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, we have agreed to a prepayment of $5,000,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
Loan Agreement dated March 31, 2008 between Adventure Nine, S.A. and First Business Bank; First Preferred Mortgage on the M/V Free Impala; Deed of Covenants dated April 2, 2008 between Adventure Nine and First Business Bank; First Supplemental Agreement dated March 17, 2009 to Loan Agreement dated March 31, 2008 with First Business Bank
     On March 31 2008, we entered into a loan agreement with FBB to finance a portion of the purchase price of the M/V Free Impala. The loan is in the principal amount of $26,250,000 to our subsidiary, Adventure Nine, S.A., matures in seven years and bears interest at the rate of LIBOR plus 1.375% per annum. The loan is payable in 28 quarterly installments of $750,000 plus interest with a balloon payment of $5,250,000 due with the 28th installment. The loan is secured by a first preferred mortgage on the M/V Free Impala, a FreeSeas’ guarantee, a manager’s undertaking and pledges of (1) the rights and earnings under time charter contracts present or future, and (2) rights under insurance policies.
     In addition, the loan agreement contains certain affirmative and negative covenants including the maintenance of certain financial covenants regarding our leverage ratio, EBITDA, and minimum liquidity.
     On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of our ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR.

Memorandum of Agreement dated March 10, 2008 for the M/V Free Lady
     On March 10, 2008, we entered into a memorandum of agreement with an unaffiliated third party pursuant to which we agreed to purchase the M/V Free Lady, a 2003-built secondhand Handymax vessel for a total purchase price of $62.50 million. The M/V Free Lady was delivered on July 07, 2008.
Memorandum of Agreement dated January 22, 2008 for the M/V Free Impala
     On January 22, 2008, we entered also into a memorandum of agreement with an affiliated third party pursuant to which we agreed to purchase the M/V Free Impala, a 1997-built secondhand Handysize vessel for a total purchase price of $37,500,000. The M/V Free Impala was delivered on April 2, 2008.
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
Facility Agreement date December 24, 2007 between FreeSeas Inc. and Credit Suisse; First Preferred Mortgage on the M/V Free Hero; First Preferred Mortgage on the M/V Free Goddess; First Preferred Mortgage on the M/V Free Jupiter
     On December 24, 2007, we entered into a reducing revolving credit facility from Credit Suisse in the aggregate amount of $87,000,000, consisting of a $48,700,000 loan to refinance up to 50% of the purchase price of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess and a $38,300,000 facility to finance up to 75% of the purchase price of additional vessels. Upon each drawdown under the $38,300,000 facility the aggregate amount outstanding under the total $87,000,000 facility may not exceed 60% of the aggregate market value of the M/V Free Hero, the M/V Free Jupiter, the M/V Free Goddess and any additional vessels financed under the facility.
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
Loan Agreement between FreeSeas Inc. and HSH Nordbank; Loan Agreement between FreeSeas Inc. and BTMU Capital Corporation; Amendment to Loan Agreement between FreeSeas Inc, and HSH Nordbank
     On June 27, 2007, we, through our subsidiaries, Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A. and Adventure Eight S.A, entered into a senior loan agreement with HSH Nordbank AG that provides for borrowings of up $68,000,000 for the purpose of financing part of the cost of the M/V Free Hero, the M/V Free Jupiter and two other specified secondhand dry bulk carriers. The aggregate amount of the loan may not exceed the lower of (1) $67,000,000, (2) 59% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the BTMU Capital Corporation junior loan will not exceed $88,500,000. The amount of the loan may be increased, depending on our aggregate charter rates and other terms of our charters, so as not to exceed the lower of (1) $68,000,000, (2) 59% of the aggregate market value of certain specified ships and (3) such amount that when added to the amount drawn down under the BTMU Capital Corporation junior loan will not exceed $89,500,000. The loan agreement provides for the payment of interest in respect of one month, three month or six month interest periods. Amounts drawn under the loan agreement generally bear interest at an annual rate of LIBOR for the interest period plus 1.5% per annum, provided that the margin decreases to 1.3% per annum after the prepayment of the loan following a successful offering (as defined in the loan agreement), and certain mandatory costs. The loan is payable in 32 installments. Assuming the loan is drawn down in full, the amount of each of the first to eighth installments would be $3,125,000, the amount of each of the ninth to twelfth installments would be $2,250,000, the amount of each of the thirteenth to thirty-first installments would be $1,000,000 and the amount of the final installment would be between $14,000,000 and $15,000,000. The amount of the installments will be proportionately reduced if we drawdown less than the full amount available under the loan. The amount of the installments will also be reduced following prepayment of a portion of the loan. The loan agreement provided for the mandatory prepayment of the BTMU Capital Corporation junior loan and any portion of the HSH Nordbank AG senior loan following the October 2007 offering of our common stock. Amounts drawn under the loan agreement are secured by, among other things, a first priority mortgage on the applicable vessel, a corporate guarantee and certain account pledges. The loan agreement also requires that we enter into interest rate swaps or other derivative transactions to ensure that a part of the loan is hedged against interest rate fluctuations.
     In addition, on June 27, 2007, we, through our subsidiaries, Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A and Adventure Eight S.A, entered into a junior loan agreement with BTMU Capital Corporation that provides for borrowings of up $21,500,000 for the purpose of financing part of the cost of the M/V Free Hero, the M/V Free Jupiter and two other specified secondhand dry bulk carriers. The aggregate amount of the loan may not exceed the lower of (1) $21,500,000, (2) 80% of the aggregate market value of certain specified ships and (3) such amount when added to the amount drawn down under the HSH Nordbank AG senior loan will not exceed $89,500,000. The loan agreement provides for the payment of interest in respect of one month, three month or six month interest periods. Amounts drawn under the loan agreement generally bear interest at an annual rate of LIBOR for the interest period plus 2.75% per annum, provided that the margin increases to 3.50% per annum on June 27, 2008 and 4.25% per annum on June 27, 2009. The loan is due no later than June 27, 2010, provided, however, that the loan agreement provided that we will prepay an amount of the loan from the proceeds of the October 2007 offering of our common stock equal to the lower of (1) the total amount of the loan outstanding and (2) the offering proceeds. Amounts drawn under the loan agreement are secured by, among other things, a second priority mortgage on the applicable vessel financed under the loan, a second priority mortgage on each of the M/V Free Destiny and the M/V Free Envoy, a corporate guarantee and certain second priority account pledges.
Memoranda of Agreement dated May 1, 2007 regarding vessel acquisitions
     On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand dry bulk carriers from non-affiliated parties for approximately US $114 million. The expected delivery dates of the vessels are June through August 2007. We will contribute up to US $11 million in cash towards the purchase of these vessels and we are obtaining financing in the form of a US $67 million to US $68 million senior loan from HSH Nordbank, a US $21.5 million junior loan from Bank of Tokyo Mitsubishi, and up to US $14 million in the form of a new non-amortizing, unsecured shareholder loan.

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
     The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Global Market.

     Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on one or more established securities markets which we refer to as the listing threshold. Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Market and, accordingly, we will satisfy the listing requirement.
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

     Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been introduced that, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any distributions treated as dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
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
     Sale, Exchange or Other Disposition of Common Stock
     Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
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

     As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, provided that our common shares are listed on the NASDAQ Global Market and are treated as “regularly traded” on such market for the year in which the election is made, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.
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
     Taxation of U.S. Holders Making a “Mark-to-Market” Election
     Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is listed on the NASDAQ Global Market, our common stock will be treated as “marketable stock” for this purpose, provided that our common stock is regularly traded on such market in accordance with applicable Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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
     We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Ion G. Varouxakis, Chief Executive Officer, FreeSeas Inc., 89 Akti Miaouli & Mavrokordatou, Piraeus, Greece, telephone number +30-210-4528770 or facsimile number +30-210-4291010.
I. Subsidiary Information
     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Interest Rate Fluctuation
     The international dry bulk industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. To mitigate this risk, we have entered into two interest rate swap contracts (see Note 8 to our Consolidated Financial Statement filed under Item 18 hereof).
     Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2008 fiscal year by approximately $ 1,138,909 based upon our debt level during the period in 2008 during which we had debt outstanding.
     The following table sets forth for a period of five years the sensitivity of the loans on each of the vessels owned by us during fiscal 2008 in U.S. dollars to a 100-basis-point increase in LIBOR.

Vessel Name	2009	2010	2011	2012	2013
Free Impala	$272,966	201,604	171,188	141,188	110,354
Free Knight	200,000	167,444	137,028	106,938	76,194
Free Hero/Free Goddess/Free Jupiter	390,546	347,351	296,656	246,676	195,267
Free Maverick	281,856	249,447	225,114	219,506	—
Free Lady	348,012	298,177	267,760	238,025	206,927
     Please see “Item 4. Information on the Company — Loans for Vessels” for a full description of each of these loans.
     Foreign Exchange Rate Risk
     We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2008, 2007 and 2006, approximately 21.2%, 18% and 43.3%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2008 by approximately $122,881 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2008.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities, with the exception of the adoption of our Shareholders Rights Plan adopted in January 2008 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan). There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.
ITEM 15. CONTROLS AND PROCEDURES
     (a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our chief executive officer and interim chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our chief executive officer and interim chief financial officer concluded that as of December 31, 2008 our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that (i) the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) information is accumulated and communicated to management including our chief executive officer and interim chief financial officer, as appropriate to allow timely decisions regarding required disclosures.
     (b) Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and interim chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.
     Management has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2008 was effective.
     (c) Attestation Report of the Registered Public Accounting Firm. PricewaterhouseCoopers S.A., which has audited the consolidated financial statements of the Company for the year ended December 31, 2008, has also audited the effectiveness of the Company’s internal control over the financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.
     (d) Changes in Internal Control over Financial Reporting.
     There were no changes in internal control over financial reporting during the year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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
ITEM 16B. CODE OF ETHICS
     We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.freeseas.gr. We will also provide a paper copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Ion G. Varouxakis, Chief Executive Officer.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2007(1)	2008(1)
Audit fees	$1,078,000	$749,000

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2007 and 2008, which include for 2007 fees for professional services related to the filing of our registration statement with the SEC for our 2007 public offering.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     As a foreign private issuer, we can elect to be exempt from many of the corporate governance requirements of The NASDAQ Stock Market other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with NASDAQ corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. At the present time, however, we have not made such an election, although there can be no assurances that our board of directors may not do so in the future.
     As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we notify our shareholders of meetings between 15 and 60 days before the meeting. This notification contains, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report.
ITEM 19. EXHIBITS

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Form of Class A Warrant	Exhibit 4.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.3	Warrant dated as of May 8, 2007 issued to FS Holdings Limited	Exhibit 4.3 to Registrant’s Registration Statement on Form F-3 filed on August 3, 2007 and incorporated herein by reference

2.4	Warrant dated as of June 22, 2007 issued to FS Holdings Limited	Exhibit 4.4 to Registrant’s Registration Statement on Form F-3 filed on August 3, 2007 and incorporated herein by reference

2.5	Form of Class W Warrant	Exhibit 4.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.6	Form of Class Z Warrant	Exhibit 4.4 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.7	Warrant Clarification Agreement dated May 10, 2007 between FreeSeas Inc. and American Stock Transfer & Trust Company	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

2.8	Form of Management Stock Option Agreement	Exhibit 4.5 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

2.9	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Filed herewith

4.1	Employment Agreement between Ion G. Varouxakis and FreeSeas Inc.	Exhibit 10.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.2	Employment Agreement between Dimitris D. Papadopoulos and FreeSeas Inc.	Exhibit 10.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.3	2005 Amended and Restated Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.4	Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.7 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.5	Mortgage dated September 29, 2004 by Adventure Three S.A. in favor of Hollandsche Bank-Unie N.V.	Exhibit 10.8 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.6	Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.9 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.7	Short-Term Loan Agreement in Euros and Optional Currencies dated July 8, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.10 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.8	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Two S.A.	Exhibit 10.11 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

4.9	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Two S.A. and Free Bulkers S.A.	Exhibit 10.20 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.10	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Three S.A.	Exhibit 10.12 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

4.11	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Three S.A. and Free Bulkers S.A.	Exhibit 10.13 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.12	Loan Agreement dated August 2, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny”	Exhibit 10.13 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.13	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Destiny”	Exhibit 10.14 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.14	Loan Agreement dated September 20, 2004 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”	Exhibit 10.15 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.15	First Amendment to Loan Agreement dated effective as of April 25, 2005 among Adventure Holdings S.A. (now known as FreeSeas Inc.), G. Bros S.A., and V Capital S.A., regarding the M/V “Free Envoy”	Exhibit 10.16 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.16	Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.22 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.17	Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 10.23 to Amendment No. 2 of Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.18	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Destiny”	Exhibit 10.24 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.19	Second Amendment to Loan Agreement dated effective as of October 7, 2005 among FreeSeas Inc., G. Bros S.A., and V Capital regarding the M/V “Free Envoy”	Exhibit 10.25 to Registrant’s Registration Statement of Amendment No. 2 of Form F-1 (File No. 333-124825) dated October 11, 2005 and incorporated herein by reference

4.20	Mortgage dated October 24, 2005 by Adventure Two S.A. in favor of Hollandsche Bank-Unie N.V.	Exhibit 4.22 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.21	Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.	Exhibit 4.23 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.22	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.23	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.	Exhibit 4.28 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.24	Loan Agreement dated September 2006 among Adventure Four, S.A. and First Business Bank S.A.	Exhibit 4.24 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.25	Deed of Assignment dated September 2006 between Adventure Four, S.A. in favor of First Business Bank S.A.	Exhibit 4.25 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.26	Mortgage dated September 2006 by Adventure Four S.A. in favor of First Business Bank S.A.	Exhibit 4.26 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.27	Promissory Note dated May 7, 2007 from Free Seas Inc. in favor of FS Holdings Limited	Exhibit 4.28 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.28	Loan Agreement between FreeSeas Inc. and HSH Nordbank	Exhibit 10.30 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.29	Loan Agreement between FreeSeas Inc. and BTMU Capital Corporation	Exhibit 10.31 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.30	Credit Agreement dated May 7, 2007 among Adventure Two S.A., Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.32 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.31	Memorandum of Agreement dated May 1, 2007 for the M/V Free Hero	Exhibit 10.34 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.32	Memorandum of Agreement dated May 1, 2007 for the M/V Free Jupiter	Exhibit 10.35 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.33	Memorandum of Agreement dated August 20, 2007 for the M/V Free Goddess	Exhibit 10.36 to Amendment No. 2 to Registrant’s Registration’s Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.34	Supplemental Agreement with HSH Nordbank dated December 28, 2007	Exhibit 4.34 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.35	Memorandum of Agreement dated January 22, 2008 for the M/V Free Impala	Exhibit 4.35 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.36	Memorandum of Agreement dated January 22, 2008 for the M/V Free Knight	Exhibit 4.36 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.37	Supplemental Agreement dated October 2007 to Loan Agreement between FreeSeas Inc., and HSH Nordbank AG	Exhibit 4.37 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.38	Memorandum of Agreement dated March 10, 2008 for M/V Free Lady	Exhibit 4.38 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.39	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.40	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.41	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.42	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.43	Loan Agreement dated March 31, 2008 between Adventure Nine and First Business Bank	Exhibit 4.43 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.44	First Preferred Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.44 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.45	Deed of Covenants dated April 2, 2008 between Adventure Nine and First Business Bank	Exhibit 4.45 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.46	Credit Agreement dated January 21, 2008 among Adventure Two, Adventure Three and Adventure Seven with Hollandsche Bank — Unie N.V.	Exhibit 4.46 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.47	Short Term Loan Agreement among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank—Unie N.V.	Exhibit 4.47 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.48	Rollover Loan Agreement dated April 3, 2008 among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank—Unie N.V.	Exhibit 4.48 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.49	First Preferred Mortgage dated March 19, 2008 on the M/V Free Knight in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.49 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.50	Deed of Covenants between Adventure Seven and Hollandsche Bank — Unie N.V	Exhibit 4.45 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.51	Second Preferred Mortgage on the M/V Free Destiny in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.51 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.52	Second Preferred Mortgage on the M/V Free Envoy in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.52 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.53	Memorandum of Agreement dated August 7, 2008 for the M/V Free Maverick	Filed herewith.

4.54	First Preferred Mortgage on the M/V Free Maverick in favor of Hollandsche Bank — Unie N.V	Filed herewith.

4.55	Amended Credit Agreement dated August 12, 2008 among Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven with Hollandsche Bank — Unie N.V.	Filed herewith

4.56	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed herewith.

4.57	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed herewith

4.58	First Supplemental Agreement dated March 17, 2009 to Loan Agreement dated March 31, 2008 with First Business Bank S.A.	Filed herewith.

4.59	Deed of Amendment dated March 17, 2009 of the Deed of Covenant dated April 2, 2008 between Adventure Nine S.A. and First Business Bank S.A.	Filed herewith.

4.60	Term Sheet dated March 2009 between HBU and FreeSeas	Filed herewith.

4.61	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Filed herewith

8.1	Subsidiaries of the Registrant	Filed herewith.

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith.

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith.

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith.

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith.

15.1	Code of Business Conduct and Ethics	Exhibit 15.1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

15.2	Consent of PriceWaterhouseCoopers, S.A.	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

By:	/s/ Dimitris Filippas
	Name:	Dimitris Filippas
	Title:	Interim Chief Financial Officer

Dated: April 15, 2009

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of FreeSeas Inc. and its subsidiaries (the “Company”) at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting”, appearing in Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers S.A.
Athens
April 14, 2009

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

	Notes	December 31, 2008	December 31, 2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$3,378	$63,394
Trade receivables, net		812	60
Insurance claims		17,807	16,116
Due from related party	11	1,634	1,037
Inventories		579	499
Back log assets	7	907
Restricted cash		1,095
Prepayments and other		972	334

Total current assets		$27,184	$81,440

Fixed assets, net	3	275,405	108,021
Deferred charges, net	4	3,772	2,161
Restricted cash		1,500	350

Total assets		$307,861	$191,972

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	5	$10,916	$3,181
Accrued liabilities	6	11,347	16,713
Unearned revenue		1,320	783
Due to related party	11	12
Derivative financial instruments at fair value — current portion	8	473
Deferred revenue — current portion	7		1,620
Bank loans — current portion	9	26,700	11,800

Total current liabilities		$50,768	$34,097

Derivative financial instruments at fair value — net of current portion	8	1,337	749
Deferred revenue — net of current portion	7	1,251
Bank loans — net of current portion	9	133,650	44,500

Total long term liabilities		$136,238	$45,249

Commitments and Contingencies	10
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	14
Common stock, $0.001 par value, 40,000,000 shares authorized, 21,171,329 shares issued and outstanding	14	21	20
Additional paid-in capital		110,322	115,464
Retained earnings (Accumulated deficit)		10,512	(2,858)

Total shareholders’ equity		$120,855	$112,626

Total liabilities and shareholders’ equity		$307,861	$191,972

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share data)

	Year ended December 31,
	2008	2007	2006
OPERATING REVENUES	$66,689	$20,147	$11,727

OPERATING EXPENSES:
Vessel operating expenses	(16,354)	(6,001)	(4,483)
Voyage expenses	(527)	(267)	(689)
Depreciation expense	(13,349)	(4,435)	(4,479)
Amortization of deferred charges	(788)	(757)	(442)
Management and other fees to a related party	(2,634)	(875)	(540)
Commissions	(3,383)	(1,095)	(799)
Stock-based compensation expense	(107)	(96)	(651)
General and administrative expenses	(2,756)	(2,111)	(1,925)
Bad debts	(221)	(118)
Gains on sale of vessel		1,369

Income (loss) from operations	$26,570	$5,761	$(2,281)

OTHER INCOME (EXPENSE):
Interest and finance costs	(6,209)	(3,204)	(1,004)
Loss on debt extinguishment	(639)	(2,570)
Change in fair value of derivatives	(1,061)	(749)
Interest income	580	639	19
Other	(49)	(33)	(58)

Other income (expense)	$(7,378)	$(5,917)	$(1,043)

Net income (loss)	$19,192	$(156)	$(3,324)

Basic earnings (loss) per share	$0.91	$(0.02)	$(0.53)
Diluted earnings (loss) per share	$0.91	$(0.02)	$(0.53)
Basic weighted average number of shares	21,006,497	8,786,287	6,290,100
Diluted weighted average number of shares	21,051,963	8,786,287	6,290,100
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share data)

	Twelve Months Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Cash Flows from Operating Activities:
Net income (loss)	$19,192	$(156)	$(3,324)

Adjustments to reconcile net income (loss) to net cash
Depreciation	13,349	4,435	4,479
Amortization of deferred charges	1,141	757	514
Amortization of debt discount		433	77
Provision for bad debts	221	118	202
Write off of deferred charges			32
Dry-docking and special survey	(2,617)	(907)	(2,069)
Compensation cost for stock options granted	107	96	651
Loss on debt extinguishment	639	2,570
Change in fair value of derivatives	1,061	749
Amortization of deferred revenue	(368)	(1,516)
Gain on sale of vessel		(1,369)
Back log asset	899

Changes in:
Trade receivables	(973)	100	40
Inventories	(80)	(257)	(200)
Prepayments and other	(638)	(334)
Due from related party	(597)	(997)	637
Insurance claims	(1,691)	(15,631)	277
Accounts payable	7,735	1,178	827
Unearned revenue	537	604	7
Accrued liabilities	(5,366)	15,198	(25)
Due to related party	12		(893)
Other liabilities			(154)

Net Cash from Operating Activities	$32,563	$5,071	$1,078

Cash flows from (used in) Investing Activities:
Vessel acquisitions	(182,539)	(97,585)	—
Cash from sale of vessel, net		10,606

Net Cash (used in) Investing Activities	$(182,539)	$(86,979)

Cash flows from (used in) Financing Activities:
(Increase) in restricted cash	(2,245)	(350)
Net movement in bank overdraft		(2,000)	2,000
Proceeds from long term loan	153,650	104,743	2,330
Payments of bank loans	(49,600)	(56,273)	(7,500)
Payments of shareholders loans		(16,614)	(750)
Proceeds from issuance of common shares		95,153
Exercise of warrants	836	8,667
Exercise of stock options	1,250
Shareholders loans		14,000
Common stock dividend	(13,157)
Deferred financing cost	(774)	(2,396)	(71)

Net Cash from (used in) Financing Activities	$89,960	$144,930	$(3,991)
Net increase (decrease) in cash in hand and at bank	$(60,016)	$63,022	$(2,913)
Cash and cash equivalents, Beginning of year	63,394	372	3,285

Cash and cash equivalents, End of year	$3,378	$63,394	$372

Supplemental Cash Flow Information:
Cash paid for interest	$4,410	$2,629	$758
Non-cash shareholder distributions		$6	$25
Discount on promissory note		$1,865
Liability assumed in connection with vessel acquisitions		$3,136
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(All amounts in tables in thousands of United States Dollars, except for share data)

			Additional	Retained
	Common	Common	Paid-in	Earnings	Deferred Stock
	Shares	Shares $	Capital	(Accumulated deficit)	Compensation	Total

Balance January 1, 2006	6,290,100	6	9,242	622	(165)	9,705
Issuance of shares, net (Note 13)	—
Distributions to shareholders	—		(25)			(25)
Stock compensation expense	—		486		165	651
Exercise of warrant conversions	—
Net loss	—			(3,324)		(3,324)

Balance December 31, 2006	6,290,100	6	9,703	(2,702)		7,007
Issuance of shares, net (Note 13)	12,650,000	12	95,141			95,153
Distributions to shareholders	—		(6)			(6)
Stock compensation expense	—		96			96
Stock issued upon exercise of warrants	1,803,356	2	8,665			8,667
Discount on promissory note			1,865			1,865
Net loss	—			(156)		(156)

Balance December 31, 2007	20,743,456	20	115,464	(2,858)		112,626

Dividend payments			(7,335)	(5,822)		(13,157)
Stock compensation expense			107			107
Stock issued upon exercise of warrants	177,873		836			836
Stock issued upon exercise of options	250,000	1	1,250			1,250
Net income				19,192		19,192

Balance December 31, 2008	21,171,329	21	110,322	10,512		120,855

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
1. Basis of Presentation and General Information
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship-owning companies. Hereinafter, the consolidated companies listed below will be referred to as “FreeSeas,” the “Group” or the “Company.”
During the twelve-month period ended December 31, 2008, the Group owned and operated seven Handysize dry bulk carriers and two Handymax dry bulk carriers. Free Bulkers S.A., a Marshall Islands company (“Free Bulkers”), which manages the vessels, is a company owned by the chief executive officer of FreeSeas. The management company is excluded from the Group.
FreeSeas consists of the companies listed below as of December 31, 2008:

	%					Date of	Date of
Company	Owned	M/V	Type	Dwt	Built	Acquisition	Disposal
FreeSeas Inc.

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	N/A

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	N/A

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	N/A

Adventure Eleven S.A	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A
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
Foreign Currency Translation: The functional currency of the Group is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.
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

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Inventories: Inventories, which are comprised of bunkers and lubricants, remaining on board the vessels at year end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.
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
Impairment of Long-lived Assets: The Group reviews long-lived assets to be held and used or to be disposed of for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. As of December 31, 2008, the Group concluded that events occurred and circumstances had changed, which triggered the existence of potential impairment of its long-lived assets. These indicators included a significant decline in the Company’s stock price, deterioration in the spot market and the potential impact the current marketplace may have on the Group’s future operations. As a result, the Group performed an impairment assessment of its long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its respective carrying value. The Group’s strategy is to charter its vessels under fixed rate period charter that range from two to thirty-six months, providing the Group with contracted stable cash flows. The significant factors and assumptions the Group used in each undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Group used annual operating expenses escalation factor and an estimate of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry.
The Group’s assessment concluded that step two of the impairment analysis was not required and no impairment of vessel existed as of December 31, 2008, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.
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
Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
Unearned Revenue: Unearned voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.
Deferred Revenue and Back-log assets: When a vessel is acquired with an assumed remaining time charter, the Company records any below or above market value of the time charter assumed. The difference between market and assumed below-market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back log asset and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter.
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
Interest Rate Swaps: Realized gains or losses from interest rate swaps are recognized as incurred concurrently with cash settlements. At December 31, 2008, none of the Company’s interest rate swaps qualified for hedge accounting, therefore, they are ''marked to market’’ to determine the fair values which generate unrealized gains or losses and are recorded as Change in Fair Value in the statement of operations. Interest rate swap contract valuations could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.
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

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Credit Risk: The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counter-parties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial institutions.
Interest Rate Risk: The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates relative to variable rate debt. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of other income or expense over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of operations.
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
Stock-Based Compensation: The Company accounts for stock-based compensation under Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment,” which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards.
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
Comprehensive Income: SFAS No. 130 “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components. For the years ended December 31, 2008, 2007 and 2006 comprehensive income was the same as net income.
Earnings per Share: Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Recent Accounting Developments:
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position (“FSP”) No. 157-2 which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying FSP No. 157-2, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of SFAS 157 that were effective for FreeSeas for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 did not have an effect on FreeSeas’ consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations,” which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will be effective for any business combinations commenced after January 1, 2009. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing U.S. GAAP until December 31, 2008.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statement-Amendments of ARB No. 51.” SFAS 160 states that accounting and reporting for minority interests will be re-characterized as non-controlling interests and classified as a component of equity. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. We are currently evaluating the expected impact, if any, of the adoption of SFAS No. 160 on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why any entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS No. 161 on our consolidated financial statements.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
In April 2008, FASB issued FSP No. 142-3 “Determination of the useful life of intangible assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141, “Business Combinations,” and other U.S. GAAP. This FSP will be effective for FreeSeas for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of FreeSeas.
In May 2008, the Financial Accounting Standards Board issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have a material effect on the consolidated financial statements of FreeSeas.
In October 2008, the FASB issued the FSP No. 157-3, which clarifies the application of SFAS No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections,” paragraph 19). The disclosure provisions of SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP No. 157-3 does SFAS No. not have a material effect on the consolidated financial statements of FreeSeas.
3. Fixed Assets

		Accumulated
	Vessel Cost	Depreciation	Net book value
January 1, 2006	$28,273	$(4,425)	$23,848
Depreciation for the year		(4,479)	(4,479)

December 31, 2006	$28,273	$(8,904)	$19,369
Additions new vessels	100,721		100,721
Depreciation for the year		(4,435)	(4,435)
Disposal of vessel	(11,213)	3,579	(7,634)

December 31, 2007	$117,781	$(9,760)	$108,021

Depreciation for the year		(13,349)	(13,349)
Additions new vessels	180,733		180,733

December 31, 2008	$298,514	$(23,109)	$275,405

During the twelve month period ended December 31, 2008, the Group purchased the M/V Free Knight on March 19, 2008 for a cash purchase price of $39,250 and related purchase costs of $400, the M/V Free Impala on April 2, 2008 for a cash purchase price of $37,500 and related purchase costs of $420, the M/V Free Lady on July 7, 2008 for a cash purchase price $65,200 and related purchase costs $157 and the M/V Free Maverick on September 1, 2008 for a cash purchase price of $39,600 and related purchase costs of $12, which were allocated to the vessel cost ($37,806) and a back log asset ($1,806). The M/V Free Knight, the M/V Free Impala and the M/V Free Lady were purchased from parties affiliated to F.S. Holdings, Ltd., one of the Company’s major shareholders. The M/V Free Maverick was purchased from an unrelated third party.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
4. Deferred Charges

	Dry-docking costs	Special survey costs	Financing costs	Total
January 1, 2006	$321	$235	$150	$706
Additions	715	1,354	71	2,140
Written-off			(32)	(32)
Amortization	(306)	(136)	(72)	(514)

December 31, 2006	$730	$1,453	$117	$2,300
Additions	147	760	2,396	3,303
Written-off	(350)	(1,252)	(1,083)	(2,685)
Amortization	(285)	(209)	(263)	(757)

December 31, 2007	$242	$752	$1,167	$2,161
Additions	737	1,880	774	3,391
Written-off			(639)	(639)
Amortization	(273)	(515)	(353)	(1,141)

December 31, 2008	$706	$2,117	$949	$3,772

For the twelve month period ended December 31, 2008, the amortization of vessels’ dry-docking and special survey costs was $788 compared to $494 during the same period of 2007. The amortization of financing costs was $353 compared to $263 during the same period of 2007. During the twelve-month period ended December 31, 2008, deferred dry-docking and special survey costs incurred were $2,617 and the corresponding twelve-month period ended on December 31, 2007, the amount for the deferred dry-docking and special survey costs incurred was $907. The deferred financing fees incurred in connection with credit facilities used for vessel acquisitions during the twelve-month period of 2008 amounted to $774 and related to the partial financing of the acquisitions of the M/V Free Knight, the M/V Free Impala, the M/V Free Lady, the M/V Free Maverick and the refinancing of the M/V Free Jupiter by Credit Suisse. During the same period in 2007, the deferred financing fees incurred were $2,396. In conjunction with the M/V Free Jupiter refinancing on April 14, 2008, the Company wrote off $639 of unamortized finance costs incurred in 2007 for the refinancing of the $28,000 remaining portion of the HSH Nordbank senior loan. Similarly, in the twelve-month period ended December 31, 2007, the Company wrote off deferred charges related to financing costs of $2,570 which was recorded as Loss on Debt Extinguishment and $115 of unamortized special survey dry-docking and financing costs, respectively, upon the sale of the M/V Free Fighter.
5. Accounts Payable
Accounts payable are comprised of the following amounts:

	December 31, 2008	December 31, 2007
Suppliers	$10,484	$3,065
Agents	93	68
Insurers	339	48

Total	$10,916	$3,181

6. Accrued Liabilities
Accrued liabilities are comprised of the following amounts:

	December 31, 2008	December 31, 2007
Accrued interest	$1,386	$96
Accrued insurance and related liabilities	9,556	16,089
Accrued financial advisory costs	196	26
Other accrued liabilities	209	502

Total	$11,347	$16,713

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
7. Deferred Revenue/Back-log Assets
The Company obtains valuations from brokers for any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below or above market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back-log asset and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter. The Company amortized $368 of deferred revenue during the twelve-month period ended December 31, 2008. For the corresponding period of 2007, the deferred revenue amortized was $1,516. The Company amortized $899 of the back-log asset during the twelve—month period ended December 31, 2008. There were no back-log assets during 2007.
The M/V Free Jupiter is subject to a three-year time charter through February 2011 at $32,000 per day for the first year, $28,000 per day for the second year and $24,000 per day for the third year. The Company records monthly revenue based on the daily weighted average revenue of the aforementioned charter income multiplied by the number of employment days during the month. Any difference received is recorded as deferred revenue.
8. Derivatives at Fair Value
Derivative financial instruments are recognized in the balance sheet at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.
Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.
During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheet and statements of operations, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank senior loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements. The marking to market of the Company’s two interest rate swaps resulted in an unrealized loss of $1,061 for the twelve-month period ended December 31, 2008. There was an unrealized loss of $749 for the twelve —month period ended December 31, 2007. There were no further interest rate swaps contracted in 2008.
Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, prescribes methods of measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP No. 157-2, we will defer the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.
The following tables present the assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Fair Value Measurements as of December 31, 2008
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$1,810	$—	$1,810	$—

Total	$1,810	$—	$1,810	$—

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
The Company’s derivative instruments are valued using pricing models that are used to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
9. Long-Term Debt
Long-term debt as of December 31, 2008 and December 31, 2007 consists of the following bank loans:

	December 31, 2008			December 31, 2007
	Current	Long-term		Current	Long-term
Lender	portion	portion	Total	portion	portion	Total
First Business Bank	3,000	21,750	24,750	—	—	—
(Free Impala) (e) Hollandsche Bank — Unie N.V.	—	—	—	3,100	—	3,100
(M/V Free Destiny) Hollandsche Bank — Unie N.V. (a)	4,000	17,750	21,750	—	—	—
(M/V Free Knight) Hollandsche Bank — Unie N.V. (b)	6,200	25,900	32,100	—	—	—
(M/V Free Maverick) HSH Nordbank AG	—	—	—	3,700	24,300	28,000
( M/V Free Jupiter) Credit Suisse	6,725	36,975	43,700	5,000	20,200	25,200
(M/V Free Hero, Free Goddess and Free Jupiter) (c)
Credit Suisse	6,775	31,275	38,050	—	—	—
(M/V Free Lady) (d)

Total	$26,700	$133,650	$160,350	$11,800	$44,500	$56,300

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
The repayment terms of the loans outstanding as of December 31, 2008 were as follows:

Lender	Vessel	Repayment Terms
(a) Hollandsche Bank — Unie N.V.	M/V FREE KNIGHT	One quarterly installment of $1,750, then followed by twenty-six installments of $750 and one installment of $500. Interest rate at 1.30% above LIBOR.
(b) Hollandsche Bank — Unie N.V.	M/V FREE MAVERICK	Two quarterly installments of $2,500 and one installment of $27,100 on August 1, 2009. Interest rate at 1.30% above LIBOR. As of March 20, 2009, this last installment has been refinanced by a new three and one-half year facility with the following schedule: thirteen quarterly installments of $600, beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. Interest rate at 3.00% above LIBOR which will be increased by a “liquidity premium,” to be determined on August 01, 2009.
(c) Credit Suisse	M/V FREE HERO, M/V FREE GODDESS, M/V FREE JUPITER	Twenty-eight quarterly installments of $1,250 each, a prepayment of $1,725 on July 31, 2009 and a balloon payment of $6,975 on final maturity. Interest rate at 1.25% above LIBOR.
(d) Credit Suisse	M/V FREE LADY	One payment of $1,250, twenty-eight consecutive quarterly installments of $750 and a prepayment of $3,275 on July 31, 2009. The balloon payment of $12,525 to be paid with the last installment. Interest rate at 1.25% above LIBOR.
(e) First Business Bank	M/V FREE IMPALA	Twenty-six quarterly consecutive installments of $750 each, plus a balloon payment in the amount of $5,250, payable together with the last installment. Interest rate at 1.375% above LIBOR.

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
On August 12, 2008, the Company amended the credit facility of January 21, 2008 with the Hollandsche Bank — Unie (“HBU”), and was granted a new credit facility of $34,600 from HBU in addition to the then-outstanding facility of $32,125. The breakdown of the facility amount of $66,725 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500; (ii) an unused overdraft facility II in the amount of $1,375 the availability of which will be reduced quarterly by $125 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000, which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600, which has been used to finance a portion of the purchase price of the M/V Free Maverick; and (v) the then-outstanding amount of $25,250 of the rollover eight-year loan facility, the principal amount of which was $27,000. The $27,000 was drawn on March 18, 2008 to finance a portion of the purchase price of the M/V Free Knight.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
As of December 31, 2008, the outstanding loan balance of the HBU amended facility amounts to $21,750 for the M/V Free Knight, $32,100 for the M/V Free Maverick and $nil for the M/V Free Destiny. The remaining undrawn facilities as of December 31, 2008 amount to $1, 150.
Credit Suisse has provided us with a $91,000 rollover loan facility in two tranches; (i) Tranche A of $48,700 for the refinancing of the M/V Free Hero, the M/V Free Goddess and the M/V Free Jupiter, which replaced previous financings of $68,000 by HSH Nordbank under its senior loan and by BTMU Capital Corporation under its original $21,500 junior loan; and (ii) Tranche B of $42,300 for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. As of December 31, 2008, the aggregate amount outstanding under the Credit Suisse facility is $81,750.
We have obtained a loan of $26,250 from First Business Bank S.A. of Greece (“FBB”) to partly finance the acquisition of the M/V Free Impala, which as of December 31, 2008 had an outstanding balance of $24,750.
     Loan Agreement Covenants
Our loan agreements contain various financial covenants that require us to, among other things:
     •     maintain the value of the security that we provide to our lenders, generally known as value to loan, in ratios ranging from 130% to 147%, such that if the market value of our vessels or other assets pledged as security declines below the required value, we are obligated to post additional collateral within a specified period of time to cover the amount of the shortfall or prepay a portion of the outstanding loan such that the value to loan ratio is within the required ratio;
     •     maintain minimum cash balances per mortgaged vessel;
     •     the leverage ratio of the corporate guarantor will not at any time exceed 68%;
     •     maintain the ratio of EBITDA, which is the Company’s consolidated pre-tax profits before interest, taxes, depreciation and amortization, over Net Interest Expenses, which is the interest paid net of any interest rate hedge agreements at greater than 3x;
     •     maintain corporate liquidity, also known as available cash, to at least $3,000;
If we violate covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our assets, such as our vessels, we may be at risk of default under our loan agreements. If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest. If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.
We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. The current declines in the market value of our vessels and in the dry bulk charter market may increase our risk of default under the covenants described above. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.
As of December 31, 2008, the Company was not in compliance with certain loan covenants. The Company has obtained the following waivers:
On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of our ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value to loan covenant will be added in the existing credit agreement, as well as the credit agreement for the new $27,100,000 loan, and will be as follows:
•	100% commencing July 1, 2010

•	110% commencing July 1, 2011

•	120% commencing July 1, 2012

•	125% commencing December 31, 2012
In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities will increase from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as we meet the originally agreed loan to value ratio of 70%.
On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, we have agreed to a prepayment of $5,000,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
Based upon receipt of the waivers described above, all of the debt continues to be classified as long-term, except the current portion due in 2009.
The annual repayments of the above loans at December 31, 2008 are:

Year	Amount
2009	$26,700
2010	16,400
2011	16,400
2012	35,100
2013	14,000
2014	14,000
2015	24,475
2016	13,275

Total	$160,350

10. Commitments and Contingencies
Agreement with financial advisor
FreeSeas entered into an agreement with a financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the merger (the “Transaction”) with Trinity Partners Acquisition Co., Inc. (“Trinity”) (December 15, 2005) and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor provided certain financial and consulting services and advice, for which the Company will pay up to $400, payable in amounts equal to 5% of each $1,000 received by FreeSeas from the exercise of FreeSeas warrants. The amount outstanding in Accrued Liabilities (see Note 6) as of December 31, 2008 is $8.
Shares, warrants and options committed to HCFP Brenner Securities LLC
In connection with Trinity’s initial public offering (the “IPO”), HCFP was paid a fee of $75, and received 7,500 shares of common stock and five-year warrants to purchase 15,000 shares of common stock at $5.00 per share. Trinity paid HCFP $75 at the closing of the Transaction and FreeSeas issued HCFP the shares and warrants referred to previously in accordance with the terms of the Transaction.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Upon the consummation of the Transaction on December 16, 2005, FreeSeas assumed Trinity’s obligations under a purchase option sold to HCFP. Under that purchase option, HCFP has the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit consists of two shares of FreeSeas’ common stock, five Class W warrants and five Class Z warrants. Each Series B Unit consists of two shares of FreeSeas’ common stock, one Class W warrant and one Class Z warrant. The exercise price of the warrants included in the units is $5.50 per share. The purchase option expires on July 29, 2009.
In addition, FreeSeas has assumed an obligation to pay HCFP a fee equal to 5% of the warrant price for the solicitation of the exercise of FreeSeas warrants by HCFP under certain circumstances. The amount paid during the twelve-month period ended December 31, 2008 was $18. There were no amounts paid during the same periods in 2007.
Warrants and Options
In connection with Trinity’s IPO, Trinity issued two classes of warrants, Class W warrants and Class Z warrants. Pursuant to the Transaction, the warrant holders’ rights to purchase Trinity common stock have been converted into rights to purchase FreeSeas common stock. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption. FreeSeas may redeem the outstanding Class W warrants and/or Class Z warrants in whole and not in part, at a price of $0.05 per warrant at any time upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the last sale price of FreeSeas’ common stock equals or exceeds $7.50 per share for a Class W warrant or $8.75 per share for a Class Z warrant for any 20 trading days within a 30-trading-day period ending three business days before FreeSeas sends the notice of redemption.
During the twelve-month period ended December 31, 2008, a total of 127,873 Class W and 50,000 Class A warrants were exercised for shares of common stock. For the same twelve-month period in 2007, a total of 914,612 Class W, 188,744 Class Z and 700,000 Class B warrants were exercised for shares of common stock. As of December 31, 2008 and 2007, there were 2,441,271 and 2,569,144, respectively, of Class W and Class Z warrants outstanding in the aggregate.
The Company has also granted 200,000 Class A warrants and options to purchase 420,000 shares of common stock to its executives, of which 50,000 and 250,000, respectively, were exercised during the twelve-month period ended December 31, 2008, at an exercise price of $5.00 per share (See Note 14 — Stock-based Compensation).
Claims
As of December 31, 2008, in connection with the M/V Free Jupiter grounding casualty on September 21, 2007, cargo interests in China had claimed that the Company is liable for certain nickel-ore cargo tonnage off-loaded during the re-floating salvage process and eventually abandoned. On July 3, 2008, the cargo claim advanced by the receivers in China was settled for $296 by the Company’s P&I insurers.
The accrued expenses and receivables categories shall be correspondingly reduced as a consequence to the payments to the Salvors.
On September 15, 2008, the charterers commenced arbitration against the Company for an off-hire/damages claim and under performance claim for the M/V Free Envoy. A preliminary assessment of the off-hire/damages claim suggests that the Company has reasonable prospect of successfully defending the majority of the claim although it may be liable to compensate charterers for part of the claim. A preliminary view is that the Company’s liability should not exceed $80 although further information and supporting documentation will be required from the charterers in order to enable the Company to confirm this.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
11. Related Party Transactions
Purchases of services
All vessels listed in Note 2 (except the vessel sold, the M/V Free Fighter) receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly technical management fee of $15 (based on $1.30 per Euro). FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the commercial management of the fleet.
Commencing on January 1, 2008, an annual fee of $500 was paid to Free Bulkers quarterly as compensation for services related to FreeSeas’ accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures. On October 1, 2008, we entered into an amended and restated services agreement. In connection, with the amendment of the services agreement, Free Bulkers is also now responsible for executing and supervising all of our operations based on the strategy devised by the board of directors and subject to the approval of our board of directors. Free Bulkers is responsible, among other things, for with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services; advising our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels; and negotiating all borrowings, deposits and lending arrangements for us. In connection with Free Bulkers undertaking to provide additional services under the amended services agreement, the annual fee of $500 was increased to $1,200. An additional fee of $300 was paid to Free Bulkers as partial contribution for the refurbishment of the office space used by the Company.
The expenses related to the technical management fee and the amended and restated services agreement from Free Bulkers are reflected in the accompanying consolidated statement of operations as “Management and other Fees to a Related Party.” The total amounts paid for the twelve-month period ended December 31, 2008, 2007 and 2006 amounted to $2,634, $875 and $540, respectively.
The balance due from or (to) related party as of December 31, 2008 and December 31, 2007 was $1,622 and $1,037, occupied by the Company, respectively. The amount paid to related parties for office space during the twelve-month period ended December 31, 2008 was $206 and for the same periods in 2007 and 2006 the amounts were $67 and $nil respectively.
The loan of $26,250 which has been used to partly finance the acquisition of the M/V Free Impala, which as of December 31, 2008 has an outstanding balance of $24,750, has been granted by First Business Bank S.A. of Greece (“FBB”) in which one of our major shareholders holds a substantial interest.
Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, our chairman, chief executive officer and president, is associated with a ship-brokering company. Free Bulkers and Safbulk use such brokering company, from time to time, as one of the shipping brokers for our fleet. This shipping brokerage firm received commissions of approximately $112 during the twelve month period ended December 31, 2008, which represents 3.4%, respectively, of the $3,300 of total commissions paid in the same period. This compares to $36,000 of commissions paid to this firm during the same period in 2007 which represent 10.40% of the $1,095,000 of total commissions paid in the same period. During the twelve month period ended December 31, 2006 the total commissions paid to this firm were $ nil.
Employment agreements
Upon consummation of the Transaction (see Note 14), FreeSeas entered into employment agreements with three directors. The agreements are for initial three-year terms, with additional two-year renewal terms. Under the agreements, each officer’s annual base salary was $150, which was subject to increases as may be approved by FreeSeas’ Board of Directors. Each officer was also entitled to receive performance or merit bonuses as determined from time to time by FreeSeas’ Board or a committee of the Board and to reimbursement of expenses and other employee benefits as may be implemented.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
On January 7, 2007, two of the Company’s above mentioned directors resigned voluntarily. Mr. Ion Varouxakis became president and chief executive officer with no change to his employment agreement.
In May 2007, Mr. Dimitrios Papadopoulos was contracted to act as the Company’s Chief Financial Officer. His employment agreement provided for a two-year term, with additional one-year renewals. His annual base salary amounted to €85.2, which was subject to increases as may be approved by FreeSeas’ Board of Directors. During the year ended December 31, 2007, base salary paid was $80.1. In December 2008, Mr. Dimitrios Papadopoulos resigned and Mr. Dimitrios Filippas was appointed as the Company’s Interim Chief Financial Officer.
Effective October 1, 2008, in connection with the execution of an amended and restated services agreement with Free Bulkers, Mr. Varouxakis’ employment agreement was terminated by mutual consent of the parties and all of Mr. Varouxakis’ and our Chief Financial Officer’s services are provided to us under the terms of such services agreement with Free Bulkers.
All officers were each entitled to receive grants of additional options to acquire shares of FreeSeas’ common stock from time to time during the terms of their respective employment as determined by FreeSeas’ Board of Directors. Under such entitlement, in December 2007, the Board of Directors granted 45,000 options and 125,000 options to non-executive directors and executive officers, respectively (see Note 14).
Shareholders’ options and warrants
In April 2005, the Company’s Board of Directors granted 750,000 options to its executive officers and approved the issuance of 200,000 Class A warrants to entities beneficially owned by its executive officers. (see Note 14).
12. Earnings Per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of the dilutive common shares outstanding does not include the 12,500 Series A and 65,000 Series B Unit options, for 150,000 shares and 260,000 respectively, as their exercise price was greater than the average market price and 170,000 options for common shares under the Company’s stock compensation plan of which 140,000 are vested as of December 31, 2008.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2008	December 31, 2007	December 31, 2006
Numerator:
Net income (loss) — basic and diluted	$19,192	$(156)	$(3,324)

Basic earnings per share denominator:
Weighted average common shares outstanding	21,006,497	8,786,827	6,290,100

Diluted earnings per share denominator:
Weighted average common shares outstanding	21,051,963	8,786,827	6,290,100

Dilutive common shares:
Options	17,229	—	—
Warrants	28,237	—	—

Dilutive effect	45,466	—	—

Weighted average common shares — diluted	21,051,963	8,786,827	6,290,100

Basic income/(loss) per common share	$0.91	$(0.02)	(0.53)
Diluted income/(loss) per common share	$0.91	$(0.02)	(0.53)

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
The potential proceeds to the Company of all exercisable options and warrants as of December 31, 2008 totaling 3,141,271 amounts to $16,814.
13. Stock Option Plan
FreeSeas’ 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005. An aggregate of 1,500,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which was subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vesting on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.
In December 2007, the Company’s Board of Directors granted 45,000 options to directors and 125,000 options to executives, of which 140,000 will vest in one year, 15,000 will vest in two years and 15,000 in three years, all at an exercise price of $8.25 per share.
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
As of December 31, 2008, the recognized stock based compensation expense is $107. The total unrecognized compensation cost related to non vested option-based compensation arrangements granted under the Plan is $25. The cost is expected to be recognized over a weighted-average period of 2 years. 140,000 options were vested during the period ended December 31, 2008.
The Company’s stock-based compensation expense for the twelve-month periods ended December 31, 2008, 2007 and 2006 was $107, $96 and $651, respectively.
Presented below is a table reflecting the activity in the options (including the warrants described above and referred hereto as “Options”) from January 1, 2006 through December 31, 2008:

				Exercise	Options	Warrants		Exercise
	Options	Warrants	Total	Price	Exercisable	Exercisable	Total	Price
January 1, 2006	750,000	200,000	950,000	$5.00	250,000	200,000	450,000	$5.00

Options vested					250,000			$5.00
December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	450,000	$5.00

Options granted to directors	45,000		45,000	$8.25
Options granted to officers	125,000		125,000	$8.25
Options forfeited	(165,000)		(165,000)	$5.00
Options cancelled	(335,000)		(335,000)	$5.00	(335,000)			$5.00
Options vested					85,000			$5.00
December 31, 2007	420,000	200,000	620,000	$5.83	250,000	200,000	450,000	$5.00

Options exercised	(250,000)	(50,000)	(300,000)	$5.00	(250,000)	(50,000)	(300,000)	$5.00
Options vested					140,000		140,000	$8.25
December 31, 2008	170,000	150,000	320,000	$6.73	140,000	150,000	290,000	$6.57

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
The Company did not grant any stock options during the twelve-month period ended on December 31, 2008. During the year ended December 31, 2007, the Company granted 170,000 stock options. The assumptions utilized in the Black-Scholes valuation model for these stock options included expected dividend yield of 0%, expected volatility of 26.7%, risk-free interest rate of 3.21% and an expected life of five years. No stock options were granted during the year ended December 31, 2006.
The weighted average fair value of the Company’s options granted during the year ended December 31, 2007, calculated using the Black-Scholes option pricing model, was $0.11 per share.
For the years ended December 31, 2008 and 2007, respectively, 140,000 and 85,000 (prior to forfeiture) options vested and became exercisable.
As of December 31, 2008, the remaining contractual life for the 140,000 fully vested options and 30,000 non-vested options is four years and for the 150,000 fully vested warrants is two and a half years.
As of December 31, 2008, the 290,000 fully vested and exercisable options and warrants have no intrinsic value since the difference between the underlying stock’s price and the strike price is negative.
Stock-based compensation expense related to stock options recognized under SFAS No. 123(R) for the years ended December 31, 2008, 2007 and 2006 was $107, $96 and $651, respectively. As of December 31, 2008, 2007 and 2006, total unrecognized compensation cost, net of estimated forfeitures, was $25, $121 and $96, respectively. The unrecognized compensation cost is expected to be recognized over the next two years.
14. Shareholders’ Equity
On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.
The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be common stock with a par value of $.001 per share and 5,000,000 blank check preferred stock with a par value of $.001 per share.
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
Trinity had issued 100 shares of its common stock prior to its IPO. At Trinity’s IPO, 287,500 shares of common stock and 1,495,000 shares of Class B common stock were issued. Therefore, the additional common stock of FreeSeas that was issued to Trinity shareholders, in exchange for the Trinity shares, at the consummation of the Transaction was 1,782,600 shares of FreeSeas’ common stock.
Trinity shareholders also received 1,828,750 Class W warrants and 1,828,750 Class Z warrants of FreeSeas. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption.
Trinity entered into an agreement with HCFP pursuant to which HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with a business combination and would receive 7,500 shares of the Trinity’s common stock and 15,000 Class Z warrants to purchase Trinity’s common stock at an exercise price $5.00 per share. On December 15, 2005, Trinity was merged with and into the Company and the Company has assumed Trinity’s obligation to HCFP. Further, the Company’s transfer agent issued the respective shares and warrants on August 21, 2006.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
On August 7, 2007, the Company filed a Registration Statement on Form F-1 under the Securities Act in connection with a public offering of the Company’s common stock. On October 30, 2007, the Company completed the sale of 11,000,000 shares of common stock at $8.25 per share. Credit Suisse and Cantor Fitzgerald & Co. served as the joint book running managers and Oppenheimer & Co. and DVB Capital Markets served as the co-managers. On November 6, 2007, the underwriters exercised their over-allotment option to purchase an additional 1,650,000 shares of common stock at the price of $8.25 per share. Total net proceeds from the stock offering, after deducting underwriting discounts, commissions, and expenses, are $95,153 which is reported in the consolidated statement of shareholders’ equity.
Furthermore, during the year ended December 31, 2007, a total of 914,612 Class W, 188,744 Class Z and 700,000 Class B warrants were exercised at a price of $5.00 per share, resulting in net proceeds to the Company of $8,667, which is reported in the consolidated statement of shareholders’ equity.
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
During the twelve-month period ended December 31, 2008, an additional 127,873 Class W, 50,000 Class A and 250,000 options for common stock were exercised, all at a price of $5.00 per share, for aggregate net proceeds to the Company of $2,086. As of December 31, 2008, there were 21,171,329 shares of common stock, 786,265 Class W and 1,655,006 Class Z warrants issued and outstanding. As of December 31, 2007, the issued and outstanding shares of common stock were 20,743,456, Class W warrants were 914,138 and Class Z warrants were 1,655,006.
On March 27, 2008, the Company filed with the U.S. Securities and Exchange Commission a universal shelf registration statement on Form F-3 for the purpose of undertaking possible capital raises in the future. Included in this universal shelf registration statement are various securities of the Company, including common stock, preferred stock, debt securities, warrants, rights, purchase contracts and units, which the Company may determine to offer in the future, from time to time, based on market conditions and the Company’s capital needs. The Company received a limited waiver, from the underwriters of its October 2007 public offering, for the lock-up covenant of the underwriting agreement for purposes of filing the Form F-3 and confirmed that no offers or sales of “lock-up securities” (as defined in the underwriting agreement) would be made before April 21, 2008, the date the lock-up period expired. Though waived, the covenant was honored.
Common Stock Dividends
On each of February 7, 2008 and May 12, 2008, the Company declared a $0.175 per share of common stock quarterly dividend amounting to $3,630 and $3,705, respectively. The dividend was paid on February 28, 2008 and May 30, 2008, respectively, to shareholders of record as of February 18, 2008 and May 20, 2008, respectively. As of the declaration dates, the Company was in an accumulated deficit position and no earnings were available to distribute to shareholders. Therefore, the dividend payments were charged to additional paid-in capital. On July 31, 2008, the Company declared an increased dividend of $0.20 per share of common stock to shareholders as of record as of August 20, 2008, payable on August 29, 2008. The dividend was paid on August 29, 2008 to shareholders amounting to $4,234.
On November 13, 2008, the Company declared a dividend of $0.075 per share of common stock to shareholders of record as of November 24, 2008 payable on December 3, 2008. The dividend was paid on December 3, 2008 to shareholders amounting to $1,588.
The July 31st and November 13th dividends were declared from cash flow available to the Company. As of the declaration date, the Company’s retained earnings position was such that allowed the dividend payments to be charged against the retained earnings.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
15. Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statements of operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source gross transportation income is subject to certain income taxes (section 887), with exemption from such tax allowed under certain conditions (section 883). All the Group’s ship-operating subsidiaries satisfy the initial criteria for such exemption. It is not clear, however, whether they will be entitled to the benefits of Section 883 for the twelve-month period ended December 31, 2008. The Company does not anticipate, nevertheless, that a material amount of United States federal tax would be owed in the event that the Company does not qualify for the benefits of Section 883 for the years 2008 and beyond.
16. Financial Instruments
The principal financial assets of the Group consist of cash in hand and at bank, trade receivables and due from related party. The principal financial liabilities of the Group consist of long-term bank loans, accounts payable and accrued liabilities paid directly by the Group.
Interest rate risk: The Group’s interest rates and long-term loan repayment terms are described in Note 9.
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
17. Revenue from Voyages
Revenue from significant customers for the year ended December 31, 2008, 2007 and 2006 are as follows:

Operating revenues
Charterer	December 31, 2008
MUR Shipping FZCO	38%
Korea Line Corporation	13%
Navision Shipping Co. A/S	10%
Premuda S.p.A.	Under 10%
AWB Limited	Under 10%

Operating revenues
Charterer	December 31, 2007
Seaside Navigation ApS	30%
Armada Pacific Bulk Carriers	19%
Navision Shipping Co. A/S	Under 10%
Oldendorff	Under 10%

Operating revenues
Charterer	December 31, 2006
Oldendorff	20%
Seaside Navigation ApS	12%
Cargill	Under 10%
Copenship	Under 10%

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
The Group operates on a worldwide basis in one operating segment — the shipping transportation market. The geographical analysis of revenue from voyages based on point of destination is presented as follows:

	Operating revenues
	December 31, 2008	December 31, 2007	December 31, 2006
Europe	$13,026	$2,855	$3,031
North America	7,050	2,715	—
South America	4,572	2,674	1,803
Asia	25,912	6,811	4,758
Africa	14,536	5,092	2,135
Oceania	1,593	—	—

Total	$66,689	$20,147	$11,727

18. Subsequent Events
Waivers
A. On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of our ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR. This waiver restricts our ability to pay dividends during the waiver period that is until January 1, 2010.
B. On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value to loan covenant will be added in the existing credit agreement, as well as the credit agreement for the new $27,100 loan, and will be as follows:
•	100% commencing July 1, 2010

•	110% commencing July 1, 2011

•	120% commencing July 1, 2012

•	125% commencing December 31, 2012
In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities will increase from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as we meet the originally agreed loan to value ratio of 70%.
C. On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, we have agreed to a prepayment of $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
Refinancing of Loan
D. In March 2009, we and HBU entered into a term sheet pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on the overdraft facility IV amounting to $27,100 with a new 3.5 year facility which is payable as follows: 13 installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 3.00% above LIBOR which will be increased by a “liquidity premium,” to be determined on August 1, 2009. The existing conditional HBU overdraft facility III amounting to $3,000 described has been cancelled upon the refinancing of the balloon payment. In addition, as described above, HBU has amended the existing value to loan covenants to be set forth in the loan agreement that we and HBU will enter into in accordance with the term sheet.

FREESEAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Insurance receivable
E. On February 9, 2009, the Company entered into an agreement with the Salvors and Hull & Machinery Insurers pursuant to which a settlement in the amount of $9,500 has been agreed as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation of the M/V Free Jupiter grounding casualty on September 21, 2007 off Dinagaz Sound district in the Philippines. Of the $9,500 settlement amount, Hull & Machinery Underwriters have agreed to pay $8,500 and the remaining $1,000 balance represents the amount which is recoverable from the P&I Club. During the first quarter of 2009 the outstanding balance of our claim receivables will be reduced from $17,807 to $8,298 as a result of insurance proceeds received.
Series A Preferred Shares
F. The Company has entered into a shareholders rights agreement with American Stock Transfer & Trust Company, LLC effective January 14, 2009 and declared a dividend of one purchase right, or a Right, to purchase one one-thousandth of the Company’s Series A Participating Preferred Stock, par value $0.001 per share, for each outstanding share of the Company’s Common Stock. The dividend was paid on January 23, 2009 to the Company’s shareholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Preferred Stock at an exercise price of $18.00, subject to adjustment.
Charter extensions
G. On March 23, 2009, in order to secure cash flow for a longer period, the Company announced that has agreed to extend the charters on two of its vessels, which had been scheduled to expire over the next few months.
The charter on the M/V Free Envoy was extended until July/August 2009 and the rate was reduced to $20,000 per day until the new expiration date.
The charter on the M/V Free Goddess was extended until January/February 2010 on the following terms:
A lump-sum amount of $500,000 has been paid by the charterer on February 15, 2009 as an upfront non-refundable performance guarantee; Charter rate of $8,000 per day to September 15, 2009, with an additional 50% profit sharing for any amounts earned by the Company’s charterers in excess of $10,000 per day; and Charter rate of $10,500 per day starting September 15, 2009 (until January/February 2010), with an additional 50% profit sharing for amounts earned by the Company’s charterers in excess of $12,500 per day.