Form 20-F
period 2009-12-31
FreeSeas Inc.
filed 2010-06-16
CIK 1325159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to                      .
COMMISSION FILE NUMBER 333-124825
FREESEAS INC.
(Exact Name of Registrant as Specified in its Charter)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
89 Akti Miaouli & 4 Mavrokordatou Street, Piraeus, Greece 18538
(Address of principal executive offices)
Ion G. Varouxakis
89 Akti Miaouli & 4 Mavrokordatou Street
Piraeus, Greece 18538
Telephone: +30-210-4528770
Fax: +30-210-4291010
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Shares of common stock, par value $0.001 per share	NASDAQ Global Market
Class W Warrants to purchase shares of common stock	NASDAQ Global Market
Class Z Warrants to purchase shares of common stock	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
We had 32,487,480 shares of common stock outstanding as of December 31, 2009.
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
☑ Yes       ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☑	IFRS as issued by IASB ☐	Other ☐
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “projects,” “forecasts,” “may,” “should” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. 2Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	competition in the seaborne transportation industry;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	increases in costs and expenses, including, but not limited to, crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	our ability to receive in full or partially our insurance claims and accounts receivable;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the remaining useful lives and value of our vessels;

•	anticipated levels of drybulk vessel newbuilding orders or drybulk vessel scrapping;

•	changes in costs of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements, and insurance costs;

•	global and regional economic and political conditions;

•	our ability to leverage to our advantage our manager’s relationships and reputation in the dry bulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, including maintenance and dry-docking standards;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors.”

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
          A. Selected Consolidated Financial Data
          The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2009, 2008, 2007, 2006 and 2005. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2009 and 2008 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”
          All amounts disclosed throughout the document are in thousands of U.S. dollars, except for share and per share data and average daily results.

	Year Ended December 31,
	2009	2008	2007	2006	2005
Statement of Operations Data:
Operating revenues	$57,533	$66,689	$20,147	$11,727	$10,326
Income (loss) from operations	11, 459	26,570	5,761	(2,281)	1,205
Other expense	(4,600)	(7,378)	(5,917)	(1,043)	(1,053)
Net income (loss)	6,859	19,192	(156)	(3,324)	152

Earnings Per Share Data:
Net income (loss) per share:
Basic earnings (loss) per share	$0.27	$0.91	$(0.02)	$(0.53)	$0.03
Diluted earnings (loss) per share	$0.27	$0.91	$(0.02)	$(0.53)	$0.03
Weighted average number of shares:
Basic weighted average number of shares	25,463,862	21,006,497	8,786,287	6,290,100	4,574,588
Diluted weighted average number of shares	25,463,862	21,051,963	8,786,287	6,290,100	4,600,444
Dividends per share	$—	$0.45	$0.175	$—	$—

	Year Ended December 31,
	2009	2008	2007	2006	2005
Selected Balance Sheet Data:
Cash and cash equivalents	$6,341	$3,378	$63,394	$372	$3,285

Restricted cash	3,250	2,595	350	—	—
Fixed assets, net	270,701	275,405	108,021	19,369	23,848
Total assets	297,321	307,861	191,972	23,086	29,840
Long-term debt, including current portion	137,959	160,350	56,300	7,830	13,000
Total shareholders’ equity	144,452	120,855	112,626	7,007	9,705

          B. Capitalization and Indebtedness
          Not applicable.
          C. Reasons for the Offer and Use of Proceeds
          Not applicable.
          D. Risk Factors
          Our business faces certain risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business. If any of the events or circumstances described as risks below or elsewhere in this report actually occurs, our business, results of operations, cash flows or financial condition could be materially and adversely affected.
Industry Risk Factors Relating to FreeSeas
The international drybulk shipping industry is cyclical and volatile and charter rates have decreased significantly and may further decrease in the future, which may adversely affect our earnings, vessel values and results of operations.
          The drybulk shipping industry is cyclical with volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely. Since the middle of the third quarter of 2008, charter hire rates for drybulk vessels have decreased substantially, and although charter rates have recovered from their lows, they may remain volatile for the foreseeable future and could continue to decline further.
          We anticipate that the future demand for our drybulk vessels will be dependent upon existing conditions in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk fleet and the sources and supply of drybulk cargo to be transported by sea. Adverse economic, political, social or other developments could have a further material adverse effect on drybulk shipping in general and on our business and operating results in particular.
          Our ability to re-charter our drybulk vessels upon the expiration or termination of their current time charter, the charter rates payable under any renewal or replacement charters will depend upon, among other things, the current state of the drybulk shipping market. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at reduced rates, including rates whereby we incur a loss, which may reduce our earnings or make our earnings volatile.
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
While the drybulk carrier charter market has recently strengthened, it remains significantly below its high in the middle of 2008, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants.
          The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. For example, the Baltic Drybulk Index or “BDI”, an index published by The Baltic Exchange of shipping rates for 20 key drybulk routes, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments (which has since recovered somewhat), and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. Consequently, the freight rates achieved by drybulk companies have declined sharply, reducing profitability and, at times, failing to cover the costs of operating vessels. In response to such reduced rates, the number of vessels being actively deployed has decreased. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.
Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows.
          In December 2008, the U.S. National Bureau of Economic Research officially announced that the U.S. economy had been in a recession since December 2007. This announcement came months after U.S. stock markets suffered significant losses from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on “subprime”

mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted. While there have been certain signs that the global economy is improving, we cannot provide any assurance that the global recession and tight credit markets will not continue or become more severe.
          We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking, energy, commodities and securities markets around the world, among other factors. Major market disruptions, the current adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business, impair our ability to borrow amounts under our existing credit facility or any credit facilities we enter into. In addition, the economic environment in Greece, which is where our operations are based, may have adverse impacts on us. We cannot predict how long the current market conditions will last. However, these economic and governmental factors, together with the concurrent decline in charter rates, could have a significant effect on our results of operations and could affect the price of our common stock.
While there are certain signs that the global economy is improving, there is still considerable instability in the world economy, which could initiate a new economic downturn, or introduce volatility in the global markets. A global economic downturn, or volatility in the global markets, especially in the Asian region, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.
          Negative trends in the global economy that emerged in 2008 have continued in 2009 and 2010. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, dry-bulk shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations.
          We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China and Japan. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia-Pacific region, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.
An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.
          The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order is near historic highs. As of December 31, 2009, new build orders had been placed for an aggregate of approximately 61% of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing new build orders or delays of new build deliveries are not always accurate. We have also seen fewer vessels being scrapped at levels observed during the economic crisis because of the increased charter rates that were paid during the second half of 2009. As a result, the drybulk fleet remains an aged fleet that has not decreased in number. An oversupply of drybulk vessel capacity, particularly during a period of economic recession, will likely result in a reduction of charter hire rates. We will also be exposed to changes in charter rates with respect to our fleet depending on the ultimate growth of the global drybulk fleet. We mainly operate our fleet in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable.
Our growth depends on the growth in demand for and the shipping of drybulk cargoes.
          Our growth strategy focuses on the drybulk shipping sector. Accordingly, our growth depends on growth in world and regional demand for and the shipping of drybulk cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk cargoes or general political and economic conditions.
          Reduced demand for and the shipping of drybulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies and India have been the main driving force behind the past increase in seaborne drybulk trade and the demand for drybulk carriers. The negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by further reducing demand and resultant charter rates.

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
The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.
          We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our profitability.
Rising crew costs may adversely affect our profits.
          Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.
Charter rates are subject to seasonal fluctuations, which may adversely affect our operating results.
          Our fleet consists of Handysize and Handymax drybulk carriers that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. Grain shipments are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly. As a result of these and other factors, the drybulk shipping industry is typically stronger in the fall and winter months. Therefore, we expect our revenues from our drybulk carriers to be typically weaker during the fiscal quarters ending June 30 and September 30 and, conversely, we expect our revenues from our drybulk carriers to be typically stronger in fiscal quarters ending December 31 and March 31. Seasonality in the drybulk industry could materially affect our operating results.
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
We are subject to regulation and liability under environmental laws and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports. This could require significant expenditures and reduce our cash flows and net income.
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
          The operation of our vessels is affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System.” The system includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports.
          The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be adopted by the European Union or any other country or authority. The European Commission has presented various proposals and the European Parliament has endorsed many of them, but the member governments have yet to reach a consensus on legislation to enact.
          We currently maintain, for each of our vessels, protection and indemnity insurance, which includes pollution liability coverage, in the amount of one billion dollars per incident. If the damages from a catastrophic incident exceeded our insurance coverage, the payment of these damages may materially decrease our net income.
          The International Maritime Organization, or IMO, or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our vessels as well as our ability to generate income from them. These requirements could also affect the resale value of our vessels.
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
Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
          International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.
          Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. For a further description of the various requirements, please see “Business—Environmental and Other Regulation—Vessel Security Regulations.”
          The United States Coast Guard (USCG) has developed the Electronic Notice of Arrival/Departure (e-NOA/D) application to provide the means of fulfilling the arrival and departure notification requirements of the USCG and Customs and Border Protection (CBP) online. Prior to September 11, 2001, ships or their agents notified the Marine Safety Office (MSO)/Captain Of The Port (COTP) zone, within 24 hours of the vessel’s arrival via telephone, facsimile (fax), or electronic mail (e-mail). Due to the events of September 11, 2001, the USCG’s National Vessel Movement Center (NVMC)/Ship Arrival Notification System (SANS) was set up as part of the U.S. Department of Homeland Security (DHS) initiative. Also, as a result of this initiative, the advanced notice time requirement changed from 24 hours’ notice to 96 hours’ notice (or 24 hours’ notice, depending upon normal transit time). The NOAs and/or NODs continue to be submitted via telephone, fax, or e-mail, but are now to be submitted to the NVMC, where watch personnel entered the information into a central USCG database. Additionally, the National Security Agency has identified certain countries known for high terrorist activities and if a vessel has either called some of these identified countries in its previous ports and/or the members of the crew are from any of these identified countries, more stringent security requirements must be met.

          On June 6, 2005, the Advanced Passenger Information System (APIS) Final Rule became effective (19CFR 4.7b and 4.64). Pursuant to these regulations, a commercial carrier arriving into or departing from the United States is required to electronically transmit an APIS manifest to U.S. Customs and Border Protection (CBP) through an approved electronic interchange and programming format. All international commercial carriers transporting passengers and /or crewmembers must obtain an international carrier bond and place it on file with the CBP prior to entry or departure from the United States. The minimum bond amount is $50,000.
          It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
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
Our vessels are exposed to operational risks, including terrorism and piracy, that may not be adequately covered by our insurance.
          The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden and Indian Ocean off the coast of Somalia and Kenya. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as the Gulf of Aden currently is, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of the oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.
          We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.
          In addition, we may not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

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
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
          We expect that our vessels will call in ports in South America and other areas where smugglers are known to attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.
Maritime claimants could arrest our vessels, which could interrupt our cash flow.
          Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.
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
          If our vessels suffer damage, they may need to be repaired at a dry-docking facility, resulting in vessel downtime and vessel off-hire. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or we may be forced to move to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while our vessels are forced to wait for space or to relocate to dry-docking facilities that are farther away from the routes on which our vessels trade would also decrease our earnings.
Rising fuel prices may adversely affect our profits.
          Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Other Risk Factors Relating to FreeSeas
We intend to continue to charter most of our vessels in the spot market, and as a result, we will be exposed to the cyclicality and volatility of the spot charter market.
          Since we intend to continue to charter most of our vessels in the spot market, we will be exposed to the cyclicality and volatility of the spot charter market, and we may not have long term, fixed time charter rates to mitigate the adverse effects of downturns in the spot market. Handysize and handymax vessels, which we currently operate, have been less volatile compared to larger vessels such as panamax and capesize vessels but this may discontinue in the future. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to meet our obligations. The supply of and demand for shipping capacity strongly influences freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.
          Factors that influence demand for vessel capacity include:
•	demand for and production of drybulk products;

•	global and regional economic and political conditions including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

•	the distance drybulk cargo is to be moved by sea;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire.
          In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
          We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase, and we can provide no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations, cash flows and financial condition. Should the drybulk market strengthen significantly in the future, we may enter into medium to long term employment contracts for some or all of our vessels.
When our charters expire, we may not be able to replace such charters promptly or with profitable charters, which may adversely affect our earnings.
          We will generally attempt to recharter our vessels at favorable rates with reputable charterers. Eight of our vessels currently operate in the spot market. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at substantially reduced rates, if such charters are available at all. If rates are significantly lower or if we are unable to recharter our vessels, our earnings may be adversely affected.
When our time charters end, we may not be able to replace them promptly or with profitable new time charters. In addition, any such new charters could be at lower charter rates, reflecting possible further market rate declines and other market deterioration. In that case, our results of operations would be materially adversely affected.
          We cannot assure you that we will be able to obtain new time charters at comparable rates or with comparable charterers, if at all, when the existing time charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as the charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed. Failure to obtain replacement charters at rates comparable to our existing charters will reduce or eliminate our revenue, will adversely affect our ability to service our debt, and will delay our ability to pay dividends to shareholders. Further, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs.

If we do not successfully employ our vessels our revenues, cash flows and profitability, and our ability to comply with certain of our loan covenants, would be adversely affected.
          We currently employ eight vessels in the spot market, all with charters scheduled to expire between June and December of this year, by which time we will have to negotiate new employment for these vessels. If the rates in the charter market fall significantly for the rest of 2010 and into 2011, it will affect the charter revenue we will receive from these vessels, which would have an adverse effect on our revenues, cash flows and profitability, as well as our ability to comply with our debt covenants.
We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.
          We have historically derived a significant part of our revenue from a small number of charterers. During 2009, we derived approximately 55% of our gross revenues from two charterers, and during 2008, we derived approximately 61% of our gross revenues from three charterers.
          If one or more of our customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.
          We could terminate our relationship, or lose a customer or the benefits of a time charter if, among other things:
•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the charter because we fail to deliver the vessel within the time specified in the charter, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.
Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.
          The ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from its customers, cash reserves, cash flow considerations and various operating expenses. Many of these factors impact the financial viability of our charterers. There can be no assurance that some of our charterers would not fail to pay charter hire or attempt to renegotiate charter rates. Should a charterer fail to honor its obligations under its agreement with us, it may be difficult for us to secure substitute employment for the affected vessel, and any new charter arrangements we secure in the spot market or on a time charter may be at lower rates. If our charterers fail to meet their obligations to us, we would experience material adverse effects on our revenues, cash flows and profitability and our ability to comply with our debt covenants and pay our debt service and other obligations.
We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
          We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. We cannot assure that the insurers will not default, or challenge, on any claims they are required to pay. If our insurance is not enough to cover claims that may arise or if our insurer denies a claim, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.
We may be subject to increased premium payments because we obtain some of our insurance through protection and indemnity associations.
          We may be subject to increased premium payments, or calls, in amounts based not only on our and our Manager’s claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Further declines in charter rates and other market deterioration could cause us to incur impairment charges.
          We evaluate the recoverable amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and future undiscounted net operating cash flows related to the vessels is complex and requires us to make various estimates including future charter rates and earnings from the vessels which have been historically volatile.
          When our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The carrying values of our vessels may not represent their fair market value because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition.
A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.
          We have incurred secured debt under loan agreements for all of our vessels. If the market value of our fleet further declines, we may not be in compliance with certain covenants of our existing loan agreements that relate to maintenance of asset values and, as a result, we may not be able to refinance our debt or obtain additional financing. As of December 31, 2009 and December 31, 2008, we were not in full compliance with certain loan covenants but obtained appropriate waivers and/or covenant amendments from each of our lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Loan Agreement Covenants and Waivers.” There can be no assurances, however, that once such waivers expire, that we will be in compliance with the financial covenants or that our lenders will extend such waivers.
The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings.
          The market values of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.
          If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.
Our loan agreements contain covenants that may limit our liquidity and corporate activities, including our ability to pay dividends. We are currently in compliance with the terms of our loans only because we have received waivers and/or covenant amendments to our loan agreements waiving our compliance with certain covenants for certain periods of time. The waivers and/or covenant amendments impose additional operating and financial restrictions on us and modify the terms of our existing loan agreements. Any extensions of these waivers, if needed, could contain additional restrictions and might not be granted at all.
          Our loan agreements require that we maintain certain financial and other covenants. The low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities and would provide our lenders with various remedies, including the right to require us to post additional collateral, enhance our equity and liquidity, withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or reclassify our indebtedness as current liabilities. Our lenders could also accelerate our indebtedness and foreclose their liens on our vessels. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Moreover, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
          As of December 31, 2009 and December 31, 2008, we were not in full compliance with certain of our loan covenants. During March, July, November and December 2009, our lenders agreed to waive any breaches and/or modify certain of the financial covenants in our credit agreements. As a result of these waivers and/ or covenant amendments, we are not in default under any of our credit facilities. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Long-Term Debt — Loan Agreement Covenants and Waivers.” If conditions in the drybulk charter market remain depressed or worsen, we may need to request extensions of these waivers or seek further amendments. There can be no assurance that our lenders will provide such extensions. If we require extensions to the waivers and are unable to obtain them, as described above, we would be in default under our credit facilities and your investment in our shares could lose most or all of its value.
          As a result of our loan covenants and the waivers obtained, our lenders may impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend our management agreements; and

•	sell our vessels.
          The amended and restated credit agreement dated September 15, 2009 with Hollandsche Bank - Unie N.V. (“HBU”) (now known as Deutsche Bank Nederland N.V. following the acquisition of HBU by Deutsche Bank) does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. If we need to extend our covenant waivers, our lenders may impose additional restrictions. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. We may be required to use a significant portion of the net proceeds from any future follow-on offerings to repay a portion of our outstanding indebtedness. We have agreed to pay HBU up to 10% of the net proceeds of any capital raise up to a maximum of $3.0 million, out of which we have already paid $1.69 million from our July 2009 follow-on offering. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.
Servicing debt may limit funds available for other purposes and inability to service debt may lead to acceleration of debt and foreclosure on our fleet.
          To finance our fleet, we incurred secured debt under various loan agreements. As of December 31, 2009, we had outstanding an aggregate of $138 million in debt. We will be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further expand our fleet, which may increase our ratio of debt to equity. There can be no assurances that we will be able to obtain such financing when desired or on terms acceptable to us. Further, the need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet. We can provide no assurances that we will be able to generate cash flow in amounts that are sufficient for these purposes.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.
          In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2009, the average age of the vessels in our current fleet was 14.6 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
          We intend to continue to grow our fleet. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	placing newbuilding orders and taking delivery of vessels

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining the required financing.
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
Our ability to successfully implement our business plans depends on our ability to obtain additional financing, which may affect the value of your investment in the Company.
          We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in the Company.
          While we expect that a significant portion of the financing resources needed to acquire vessels will be through long-term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of existing shareholders in the Company. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.
If we acquire additional dry bulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
          We expect to acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.
We currently rely on Free Bulkers and Safbulk to manage and charter our fleet.
          We currently have no employees and contract all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, and the management of our fleet, including crewing, maintenance and repair, through Free Bulkers. Free Bulkers has entered into a sub-management agreement with Safbulk, a company controlled by the Restis family, for the commercial management of our fleet, including negotiating and obtaining charters, relations with charter brokers and performance of post-charter activities. We rely on Free Bulkers to provide the technical management of our fleet, and on Safbulk for our ability to attract charterers and charter brokers. The loss of either of their services or failure to perform their obligations could reduce our revenues and net income and adversely affect our operations and business if we are not able to contract with other companies to provide these services or take over these aspects of our business directly. FreeSeas has no control over Free Bulkers and Safbulk operations. Free Bulkers is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless Free Bulkers or its employees act with negligence or gross negligence or commit a willful default with respect to one of our vessels. Pursuant to its agreement with us, Free Bulkers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to Free Bulkers. Although we may have rights against Free Bulkers, if Free Bulkers defaults on its obligations to us, we may have no recourse against Free Bulkers. In addition, if Safbulk defaults on its obligations to Free Bulkers, we may have no recourse against Safbulk. Further, we will need approval from our lenders if we intend to replace Free Bulkers as our fleet manager.
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
Management and service fees are payable to Free Bulkers, our manager regardless, of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
          The management and service fees due from us to Free Bulkers are payable whether or not our vessels are employed, and regardless of our profitability. We have no ability to require Free Bulkers to reduce the management fees and service fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.
Free Bulkers, our manager, is a privately held company, and there is little or no publicly available information about it. Therefore, an investor could have little advance warning of problems that affect our manager that could also have a material adverse effect on us.
          The ability of Free Bulkers, our manager, to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our manager’s financial strength. Because our manager is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by our manager under the management agreement. As a result, an investor in us might have little advance warning of problems that affect our manager, even though those problems could have a material adverse effect on us.
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
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.
          We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under two of our credit facilities, which provide for a floating interest rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from the fixed rates agreed to in our derivative contracts. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.
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
          We are a holding company and our subsidiaries, which are all wholly owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our Board of Directors may exercise its discretion not to pay dividends. We and our subsidiaries will be permitted to pay dividends only for so long as we are in compliance with all applicable financial covenants, terms and conditions of our debt. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws.
As we expand our business, we will need Free Bulkers, our manager, to upgrade its operational, accounting and financial systems, and add more staff. If Free Bulkers cannot upgrade these systems or recruit suitable additional employees, its services to us and, therefore, our performance may suffer.
          Our current operating, accounting and financial systems are provided by Free Bulkers, our manager, and may not be adequate if we expand the size of our fleet, Free Bulkers’ efforts to improve those systems may be ineffective. In addition, if we significantly expand our fleet, we will have to rely on Free Bulkers to recruit additional shore side administrative and management personnel. We cannot assure you that Free Bulkers will be able to continue to hire suitable additional employees as we expand our fleet. If Free Bulkers cannot upgrade its operational and financial systems effectively or recruit suitable additional employees, its services to us and, therefore, our performance may suffer and our ability to expand our business further will be restricted.
We may be unable to attract and retain key executive officers with experience in the shipping industry, which may reduce the effectiveness of our management and lower our results of operations.
          Our success depends to a significant extent upon the abilities and efforts of our executive officers. The loss of any of these individuals could adversely affect our business prospects and financial condition. Our success will depend on retaining these key members of our management team. Difficulty in retaining our executive officers could adversely affect our results of operations and ability to pay dividends. We do not maintain “key man” life insurance on any of our officers.
Technological innovation could reduce our charter hire income and the value of our vessels.
          The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire, and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.
Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
          The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.
          In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel’s age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require:
•	expenditures for alterations to existing equipment;

•	the addition of new equipment; or

•	restrictions on the type of cargo a vessel may transport.

          We cannot give assurances that future market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of their economic lives.
          Although we inspect the secondhand vessels that we acquire prior to purchase, this inspection does not provide us with the same knowledge about a vessel’s condition and the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
          Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities, political instability or civil unrest in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to service our debt and pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition and results of operations.
Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.
          Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we expect to be 28 years from their date of delivery from the yard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.
Our board of directors has determined to suspend the payment of cash dividends as a result of the prevailing market conditions in the international shipping industry. Until such market conditions improve, it is not likely that we will reinstate the payment of dividends.
          In light of a lower freight environment and a highly challenging financing environment, our board of directors, beginning in February 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is not likely that we will reinstate the payment of dividends until market conditions improve. In addition, the amended and restated agreement with HBU dated September 15, 2009 does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.” Therefore, there can be no assurance that, if we were to determine to resume paying cash dividends, HBU would provide any required consent.
Because we generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
          We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. Although for the year ended December 31, 2008 and for the year ended December 31, 2009, the fluctuation in the value of the dollar against foreign currencies had an immaterial impact on us.
Investment in derivative instruments such as freight forward agreements could result in losses.
          From time to time in the future, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFAs is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow. As of the date of this annual report, we had no freight forward agreements outstanding.
We may have to pay tax on United States source income, which would reduce our earnings.
          Under the laws of the Countries of the Group’s incorporation and/or vessels’ registration, the Group companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the Consolidated Statements of Operations.

          Under the United States Internal Revenue Code of 1986, as amended (the “Code”) 50% of the gross shipping income of a vessel owning or chartering corporation, such as our subsidiaries and us, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
          Pursuant to Section 883, U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).
          Under the regulations, Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock (the “Closely-Held Test”).
          In the event the Closely-Held Test is triggered, the regulations provide that the Closely-Held Test will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company’s stock for more than half the number of days during the taxable year (the “Exception to the Closely-Held Test”). Finally, to complete the exemption process, the Company’s shipowning subsidiaries must file a US tax return, state the basis of their exemption, and obtain and keep documentation attesting to the basis of their exemptions. The Company’s subsidiaries will complete the filing process for 2009 on or prior to the applicable tax filing deadline.
          For the 2007, 2008 and 2009 tax years, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries. However, there are factual circumstances beyond our control that could cause us or any one of our ship-operating companies to fail to qualify for a U.S. tax exemption for the 2010 and any future tax year and thereby subject us to U.S. federal income tax on our U.S. source income. For example, we could become subject to the Close-Held Test for a particular tax year if our shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and “qualified shareholders” as defined by the regulations to Section 883 did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to allow us to meet the Exception to the Closely-Held Test. Establishing such ownership by qualified shareholders for purposes of the Exception to the Closely-Held Test will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements and will also require these shareholders’ compliance with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary’s or other person’s similar compliance in the chain of ownership between us and such shareholders. Based on its U.S. source Shipping Income for 2007, 2008 and 2009, the Company would be subject to U.S. federal income tax of approximately $62, $197 and $159, respectively, in the absence of an exemption under Section 883.
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

          There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation, and a recent federal court decision characterized income received from vessel time charters as rental rather than services income for U.S. tax purposes. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
          If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock.
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
          The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	quarterly variations in our results of operations;

•	our lenders’ willingness to extend our loan covenant waivers, if necessary;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common stock, which makes it somewhat illiquid;

•	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.
          The stock markets in general, and the markets for drybulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.
If holders of our warrants exercise their warrants to purchase shares of our common stock , our existing shareholders will experience immediate dilution.
          As of December 31, 2009, we had outstanding 150,000 Class A warrants issued to our initial shareholders. Of our publicly traded classes of warrants, we had outstanding as of December 31, 2009, 786,265 Class W warrants and 1,655,006 Class Z warrants. Each Class W warrant entitles the holder to purchase one share of our common stock at an exercise price of $2.50 per share, and expires on June 30, 2010 or upon earlier redemption. Each Class Z warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.00 per share, and expires on July 29, 2011 or upon earlier redemption. Each Class A warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.00 per share and expires on July 29, 2011. As a result, if holders of our warrants exercise their warrants, we may issue up to 2,591,271 additional shares of our common stock at $2.50 and $5.00 per share, which could cause our shareholders to be diluted.

Issuance of preferred stock may adversely affect the voting power of our existing shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
          Our articles of incorporation, which have been approved by our shareholders, currently authorize our Board to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without further shareholder approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and the ability of our existing shareholders to realize any potential change of control premium.
As long as our stock price remains below $5.00 per share, our existing shareholders will not be able to use our shares as collateral for margin accounts. Further, if our stock price falls below $1.00, we may be subject to delisting or be forced to take action to cure this problem.
          The last reported sale price of our common stock on the NASDAQ Global Market on June 15, 2010 was $1.30 per share. If the market price of our shares of common stock remains below $5.00 per share, under Financial Industry Regulatory Authority, or FINRA, rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.
          Under the rules of the NASDAQ Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. The NASDAQ Stock Market suspended the foregoing rules in October 2008, but reinstated them in July 2009. In the event that our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with NASDAQ rules that may be in effect at the time. We may raise additional equity capital at the market and/or in privately negotiated transactions. The effect of this may be to depress our share price and dilute our shareholders’ investment.
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
          In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $18.00, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These anti-takeover provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
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
          On July 28, 2009, the Company completed a registered offering of 10,041,151 shares of common stock at $1.80 per share, which included 1,309,715 shares issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune, for general working capital purposes, and an amount equal to $1,691 was applied against the outstanding loan balance with HBU.
          Our common stock, Class W warrants and Class Z warrants currently trade on the NASDAQ Global Market under the trading symbols FREE, FREEW and FREEZ, respectively.
          As of December 31, 2009, we had outstanding 32,487,480 shares of our common stock, 786,265 Class W warrants, which expire on June 30, 2010, and 1,655,006 Class Z warrants, which expire on July 29, 2011.
          Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 00-30-210-452-8770.
Capital Expenditures and Divestitures
          On March 23, 2007, the Company entered into a memorandum of agreement to sell the M/V Free Fighter for a contract price of $11,075. The M/V Free Fighter was delivered to the new owners on April 27, 2007.
          On July 3, 2007, the Company took delivery of the M/V Free Hero, on September 5, 2007 of the M/V Free Jupiter and on October 30, 2007 of the M/V Free Goddess for the aggregate purchase price of $97,450.
          On March 19, 2008, the Company purchased M/V Free Knight for the purchase price of $39,250 and related purchase costs of $400, on April 2, 2008 the M/V Free Impala for the purchase price of $37,500 and related purchase costs of $420, on July 7, 2008 the M/V Free Lady for a cash purchase price of $65,200 and related purchase costs of $157 and on September 1, 2008 the M/V Free Maverick for the cash purchase price of $39,600 and related purchase costs of $12.
          The Company purchased on August 5, 2009 the M/V Free Neptune from an unaffiliated third party for approximately $11,000 and related purchase costs of $302. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009. With the acquisition of the M/V Free Neptune, the Company’s fleet increased from nine to ten vessels.
Our Fleet
          Our existing fleet consists of eight Handysize vessels and two Handymax vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of December 31, 2009, the aggregate dwt of our fleet was approximately 300,000 dwt and the average age of our fleet was approximately 14.6 years.
          We are currently focusing on the Handysize and Handymax sectors, which we believe are more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We may, however, acquire larger drybulk vessels if appropriate opportunities arise.
          We have contracted the management of our fleet to Free Bulkers, a company controlled by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers provides technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd., or Safbulk, a company controlled by the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.
          The following table details the vessels in our fleet as of June 14, 2010:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Destiny	Handysize	1982	25,240	45-55 day time charter trip at $10,750 per day through June 2010

M/V Free Envoy	Handysize	1984	26,318	30 day time charter trip at $15,000 per day through June 2010

M/V Free Goddess	Handysize	1995	22,051	Passing scheduled dry-dock

M/V Free Hero	Handysize	1995	24,318	75-100 day time charter at $18,000 per day through August/September 2010

M/V Free Impala	Handysize	1997	24,111	30 day time charter trip at $17,600 per day through July 2010

M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $25,216 per day through February 2011 and any day in excess at $28,000 per day through May 2011

M/V Free Knight	Handysize	1998	24,111	2-4 months time charter at $16,900 per day through August/October 2010

M/V Free Lady	Handymax	2003	50,246	60 day time charter trip at $24,000 per day through August 2010

M/V Free Maverick	Handysize	1998	23,994	50 day time charter trip at $14,750 per day through July 2010

M/V Free Neptune	Handysize	1996	30,838	3.5 – 6 months time charter at $23,500 per day for the first 150 days & $24,500 for the remaining period if any, through September/December 2010
Competitive Strengths
          We believe that we possess the following competitive strengths:
•	Experienced management team. We have benefited from the expertise of our executive officers and of our manager’s personnel which consists of seasoned shipping professionals with long-standing experience in the industry. Our management team has significant experience in commercial, technical, operational and financial areas of our business and has developed relationships with leading charterers, ship brokers and financial institutions. Since 1997, Ion G. Varouxakis, our chairman, chief executive officer and president, has served in various management roles for shipping companies in the dry bulk sector. We believe that our management team and our Manager have strengthened our company over the last years.

•	Solid balance sheet. We have strengthened our balance sheet through (1) the reduction of our net debt to $128.4 million on December 31, 2009 which reflects a net debt to capitalization ratio of 45% and (2) the issuing of common stock resulting in net proceeds of $16.2 million which were mainly utilized in the acquisition of M/V Free Neptune at the price of $11.0 million. Furthermore, we raised additional bank financing of $6.0 million and restructured our loan agreements while maintaining a relatively low cost of funding (a weighted average interest rate for the year ended December 31, 2009 of approximately 2.51% per annum).

•	Strong customer relationships. Through Free Bulkers, our ship management company, we have established and maintained customer relationships with leading charterers around the world, such as major international industrial companies, commodity producers and traders and a number of chartering brokerage houses. We believe that the established customer base and the reputation of our fleet manager enable us to secure favorable employment for our vessels with well-known charterers. In addition, in light of current economic conditions, we have worked to maintain our relationships with our customers by negotiating strategically appropriate modifications to charters when determined to be in our best long-term interests.

•	Cost effective and efficient operations. Through Free Bulkers, we believe that we have established a strong track record in the technical management of drybulk carriers, which has enabled us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, balanced maintenance programs, high standards of operation, and retaining and training qualified crew members. Our strong operating performance is also highlighted by a utilization rate of 97% during the year ended December 31, 2009, which may be considered high given the type and the average age of our fleet.
Business Strategy
          The following are highlights of our business strategy:
•	Optimize Our Employment Mix. We intend to continue to deploy a large part of our fleet primarily in the spot market depending on our view of the direction of the markets and other tactical or strategic considerations. The spot market is volatile and holds the potential for significant increases or decreases in shipping rates over time. Additionally, we may pursue time charter coverage to provide cash flow to cover part of our fleet’s fixed costs and lock our vessels into medium to long-term charters depending on our views of the market. We believe this employment strategy will allow us to participate in the potential upside of the spot market during periods of rising charter rates while provide us with more predictable operating cashflows and sufficient downside protection.

•	Handysize and Handymax focus. Our fleet of drybulk carriers will consist primarily of Handysize and Handymax vessels, although we may consider acquiring larger vessels if we identify appropriate opportunities. Based on the relatively low number of drybulk newbuildings on order in the Handysize and Handymax categories, we believe there will be continued high demand for such vessels. Handysize and Handymax vessels are typically shallow-drafted and equipped with onboard cranes. This makes them more versatile and able to access a wider range of loading and discharging ports than larger ships, which are unable to service many ports due to their size or the local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize or Handymax vessels that we acquire, should enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize and Handymax vessels have also historically achieved greater charter rate stability than larger drybulk vessels.

•	Renew and expand our fleet. We intend to continue growing our fleet in a disciplined manner through acquisition of well-maintained, secondhand vessels, preferably not more than 15 years old. We perform a technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and opportunities dictate and warrant. We are focused on purchasing such vessels, because we believe that secondhand vessels, when operated in a cost-efficient manner, should provide significant value given the prevailing charter rate environment. The recent upheaval in the credit markets has led a number of shipowners who had ordered newbuildings at the peak of the market to seek to sell them prior to taking delivery because they lacked necessary financing or their credit situation had deteriorated. We may seek to take advantage of such opportunities, selectively, as they arise. Additionally, we may consider newbuilding opportunities. Furthermore, as part of our fleet renewal, we will continue to sell vessels in order to renew our fleet when we believe it is in the best interests of FreeSeas and our shareholders.

•	Use of flexible financial strategy. We have used and intend to continue to use a conservative combination of bank debt, cash flow and proceeds from equity offerings to fund our vessel acquisitions. We assess the level of debt we will incur in light of our ability to repay that debt based on the level of cash flow we expect to generate pursuant to our chartering strategy and our operating cost structure. We believe that the maintenance of a reasonable ratio of net debt to total capitalization will be important to our ability to borrow funds to make additional vessel acquisitions, and we have determined to suspend cash dividends to our shareholders while we focus on reducing our debt and expand our fleet.

•	Leveraging our strategic relationships. Free Bulkers and their affiliates have extensive experience and relationships in the ship brokerage and financial industries as well as directly with industrial charterers and commodity traders. We use these relationships to identify chartering and acquisition opportunities and make available to us sources of additional financing, make contacts, and gain market intelligence.
Vessel Employment
          We have employed and continue to employ our vessels in the spot charter market, under trip time charters and period time charters.
          A trip time charter is a short-term time charter for a voyage between load port(s) and discharge port(s) under which the charterer pays fixed daily hire rate on a semi-monthly basis for use of the vessel. A period time charter is charter for a vessel for a fixed period of time at a set daily rate. Under trip time charters and time charters, the charterer pays voyage expenses. Under all three types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry-docking and intermediate and special survey costs. Lastly, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses.
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
Customers
          During 2009, we derived approximately 55% of our gross revenues from two charterers, and during 2008, we derived approximately 61% of our gross revenues from three charterers. We believe that our customer base is composed of established charterers.
Management of Operations and Fleet
          Pursuant to our amended and restated services agreement with Free Bulkers, our operations are executed and supervised by Free Bulkers, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. The amended services agreement is for a term of 10 years and can be terminated by either party upon prior written notice in certain circumstances. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the agreement. On September 17, 2009, FreeSeas further amended its services agreement with Free Bulkers, which was effective from January 1, 2008 pursuant to which the monthly fee of $100 was increased to $118.5, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.35 $/Euro exchange rate) effective October 1, 2009.
          Free Bulkers provides us with the following services:
•	General Administration. Free Bulkers provides us with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services.

•	Financial Accounting Services. Free Bulkers maintains our books, records and accounts and provides all services as are necessary in connection with our compliance with the rules promulgated by the Securities and Exchange Commission (the “SEC”) and the NASDAQ Stock Market relating to the preparation and maintenance of the our accounting records in accordance with United States generally accepted accounting principles (U.S. GAAP”), preparing and filing financial statements with the SEC and NASDAQ in accordance with applicable financial reporting requirements, and developing, implementing, monitoring and assessing our internal controls;

•	Sale and Purchase of Vessels. Free Bulkers advises our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels. All decisions to purchase or sell vessels require the approval of our board of directors. Any purchases or sales of vessels approved by our board of directors are arranged and completed by Free Bulkers. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase contracts.
          We also contract the technical and commercial management of our vessels to Free Bulkers. Free Bulkers has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15 (effective as of January 1, 2008, the fee has been paid on the basis of an exchange rate of $1.30 to €1.00) per vessel, paid in advance, from the date of signing the memorandum of agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. In September 2009, we amended our management agreement with Free Bulkers to increase the monthly technical management fee from $15 to $16.5 (based on $1.30 to €1.00) plus a fee of $0.4 per day for superintendant attendance. We also pay the travel and accommodation expenses of the Free Bulkers staff when they are required to attend our vessels at port. In addition, we have agreed to pay Free Bulkers a 1% commission on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. Our ship management agreements with Free Bulkers remain in effect indefinitely unless, in each case, it is terminated by either party upon two months’ advance notice. Generally, Free Bulkers is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless Free Bulkers or its employees act with negligence or gross negligence or commit a willful default with respect to one of our vessels. Pursuant to its agreement with us, Free Bulkers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to Free Bulkers.

          Free Bulkers has entered into a sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders. Safbulk and FS Holdings Limited are controlled by the Restis family. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk 1.25% of gross hire or freight for vessels chartered through Safbulk.. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice. We believe that the reputation of Safbulk, and its long-standing relationships with charterers and charter brokers, enhances the commercial operation of our fleet and our ability to obtain employment for our fleet, while operational coordination is maintained by Free Bulkers. We believe that using Free Bulkers and Safbulk to perform these functions provides us experienced technical and commercial management for our fleet and enables us to better manage our costs.
          Free Bulkers currently manages only our vessels and we anticipate that Free Bulkers will manage any additional vessels we may acquire in the future. Safbulk performs management services to other international shipping entities, including the Restis group of companies.
          We believe that we pay Free Bulkers industry-standard fees for these services.
Crewing and Employees
          We currently have no employees. Free Bulkers, our ship manager, is responsible for employing all of the executive officers and staff to execute and supervise the operations. As of December 31, 2009 Free Bulkers employed approximately 23 people, all of whom are shore-based. In addition, Free Bulkers is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.
Loans for Vessels
          The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels.
          All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 2.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.
          The weighted average interest rate for the year ended December 31, 2009 and 2008 was 2.51% and 3.07%, respectively. Interest expense incurred under the above loan agreements amounted to $3,708 and $5,101 for the year ended December 31, 2009 and 2008, respectively, and is included in “Interest and Finance Costs” in the Consolidated Statements of Operations.
          On September 15, 2009, the Company executed a restated agreement with HBU based on a term sheet signed on March 20, 2009 amending the credit agreement dated August 12, 2008, with a new 3.5 year facility which is payable as follows: 13 quarterly installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 4.25% above LIBOR. In addition the new value to loan covenant ratio is as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, (v) 125% from December 31, 2012 onwards. Additionally at the end of each financial year the Company must effect a prepayment in an aggregate amount equal to: (i) 75% of excess cash, in the event that the value to loan ratio is less than or equal to 70%, (ii) 50% of excess cash, in the event that the value to loan ratio is less than or equal to 100%, (iii) 25% of excess cash, in the event that the value to loan ratio is less than 110% and (iv) no prepayment shall be made, in the event that the value to loan ratio is equal to or greater than 110%.The amended credit agreement requires that an amount equal to 10% of any equity offering proceeds received by the Company (with a maximum of $3,000 over the lifetime of the facilities) shall be applied in prepayment of the HBU Facilities. The Company has prepaid on October 19, 2009 an amount of $1,691 representing the 10% of the equity proceeds in connection with the equity offering completed in July 2009.
          On December 1, 2009, the Company executed an amended and restated agreement with HBU pursuant to which HBU approved the change of the Flag State from the Republic of Marshall Islands to the Republic of Liberia for the M/V Free Destiny, which is owned by Adventure Two, S.A., and for the M/V Free Envoy, which is owned by Adventure Three S.A. None of the other provisions of the Company’s agreements with HBU were modified as a result of such amended and restated agreement.
          The Company’s remaining undrawn availability from the HBU overdraft facility commitment as of December 31, 2009 amounted to $625.
          On November 27, 2009, the Company entered into a supplemental agreement with Credit Suisse pursuant to which Credit Suisse approved the change of the Flag State from the Republic of Marshall Islands to the Republic of Liberia for Adventure Five S.A., Adventure Six S.A and Adventure Eight S.A.

          On December 15, 2009, the Company has entered into an agreement with First Business Bank S.A. (FBB) for a loan facility of $27,750 to refinance the outstanding indebtedness with FBB of $21,750 and an additional amount of $6,000 to provide corporate liquidity. The new loan facility is repayable in 28 quarterly installments, the first four in the amount of $500 each, followed by 24 installments in the amount of $837.5 plus a balloon in the amount of $5,650 payable together with the last installment. The new loan will bear margin above LIBOR and vessels Free Impala and Free Neptune will be put as collateral. The Company has drawn on the additional amount of $6,000 on December 16, 2009.
Loan Covenants
          As of December 31, 2009 the Company’s loan agreements contain various financial covenants as follows:
a)	Credit Suisse loan agreement: (i) the Company should maintain minimum cash balances of $375 for each of the Company’s vessels covered by the loan agreement; (ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance.

b)	FBB loan agreement: (i) the Company should maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor should not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense must not be less than 3; (iv) the fair market value of the financed vessels should be at least (i) 100% of the outstanding loan balance up to June 30, 2010, (ii) 115% for the period July 1, 2010 to June 30, 2011 and (iii) 125% thereafter.

c)	HBU loan agreement: (i) the interest coverage ratio should not be less than 3.75; (ii) the debt service coverage ratio should not be less than 1.00; (iii) the gearing ratio should not exceed 2.5; (iv) the outstanding loan balance should not be more than a ratio of the fair market value of the financed vessels as follows: (a) 70% from September 15, 2009 until and including June 30, 2010, (b) 100% from July 1, 2010 until and including June 30, 2011, (c) 110% from July 1, 2011 until and including June 30, 2012, (d) 120% from July 1, 2012 until and including December 30, 2012 and (e) 125% from December 31, 2012 onwards.
          In the event of non-compliance with the covenants prescribed in the loan agreements, including due to a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure the Company’s debt and bring the Company into compliance with the debt covenants, and could result in the lenders requiring immediate payment of the loans.
          As of December 31, 2008, and at the end of each quarter in the year ended December 31, 2009 the Company was not in compliance with certain loan covenants set forth in its loan agreements which have been either waived or permanently amended as follows:
Credit Suisse loan agreement
          On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value-to-loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, the Company agreed and prepaid $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
          On November 6, 2009, Credit Suisse has further agreed to reduce the market value-to-loan covenant from 135% to 115% from April 1, 2010 until April 1, 2011 on its revolving credit facility with the Company. For the period from April 1 2010 until April 1 2011 the interest payable on the loan shall remain at 2.25% above LIBOR.
FBB loan agreement
          On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of the Company’s ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR. In May 2009, the Company initiated discussions with FBB in order to extend the waiver related to the value to loan covenant up to July 1, 2010, which discussions were concluded on July 17, 2009.
          Following the conclusion of the loan agreement of December 15, 2009 the Company is in compliance with the amended financial covenants included therein.
HBU loan agreement
          During 2009, the Company was not in compliance with certain of the covenants included in the original loan agreement with HBU which were either amended or waived. As of December 31, 2009 the Company was not in compliance with the debt service cover ratio included in the amended and restated loan agreement with HBU. On February 17, 2010 the Company received a waiver for the breach of the specific covenant as of December 31, 2009.
          Based on the waivers, the waiver renewals and the amendments in the loan agreements discussed above, the Company was in compliance with all applicable debt covenants at December 31, 2009. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial and other covenants of its loan agreements at future covenant measurement dates and for a period satisfactory to support long-term classification of debt. Accordingly, all of the debt continues to be classified as long-term, except for the principal payments falling due in the next 12 months.
Competition
          We operate in markets that are highly competitive and based primarily on supply and demand. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,400 drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many drybulk shipping companies which are publicly traded on the U.S. stock markets, such as DryShips Inc., Diana Shipping Inc., Eagle Bulk Shipping Inc., Euroseas Ltd. and Excel Maritime Carriers Ltd., which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business.
          Free Bulkers arranges our charters (whether spot charters, period time charters, bareboat charters or pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete with other owners of drybulk carriers in the, Handysize and Handymax sectors. Charters for our vessels are negotiated by Free Bulkers utilizing a worldwide network of shipbrokers. These shipbrokers advise Free Bulkers on a continuous basis of the availability of cargo for any particular vessel. There may be several shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.
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
          A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies; flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.
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
International Maritime Organization
          The International Maritime Organization, or IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978, or the MARPOL Convention, which has been updated through various amendments. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to drybulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.
          In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In October 2008, IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide, and sulfur oxide emission standards that are expected to enter into force on July 1, 2010. Among other things, the Annex VI amendments will progressively reduce sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from January 2012; then progressively to 0.50%, effective from January 2020. The limits applicable in Sulfur Emission Control Areas (SECAs) will be reduced to 1.00%, beginning on July 2010 (from the current 1.50%); being further reduced to 0.10%, effective from January 2015. The United States ratified the Annex VI amendments in October 2008, thereby rendering its emission standards equivalent to IMO requirements. The United States has requested IMO to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the Hawaiian Islands as Emission Control Areas under the Annex VI amendments. We believe we are in substantial compliance with current Annex VI requirements, but we may incur costs to comply with the new standards in future years.
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
          Additional or new conventions, laws and regulations may also be adopted that could adversely affect our ability to operate our vessels.
The U.S. Oil Pollution Act of 1990
          The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in waters of the United States, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA affect our operations.
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
          Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for dry bulk vessels to the greater of $1000 per gross ton or $854,400 and established a procedure for adjusting the limits for inflation every three years. CERCLA contains a liability scheme that is similar to that under the OPA, and liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
          OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Upon satisfactory demonstration of financial responsibility, a Certificate of Financial Responsibility, or COFR, is issued by the United States Coast Guard. This certificate must be carried aboard the vessel to comply with these financial responsibility regulations. We have complied with these financial responsibility regulations by obtaining a COFR for six of our vessels and carrying such COFRs on each of these vessels. These COFRs are effective January 2007 through April 2011, but we may incur costs to comply with increased limits of liability.
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
The United States Clean Water Act
          The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA.

          The United States Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other wastewater incidental to the operation of a vessel under the CWA. EPA regulations require vessels greater than 79 feet in length (excluding commercial fishing vessels) to obtain coverage under the Vessel General Permit, or VGP, to discharge ballast water and other wastewaters into U.S. waters by submitting a Notice of Intent. The new VGP requires vessel owners and operators to comply with a range of best management practices, reporting, and other requirements, for various types of discharges and incorporates United States Coast Guard requirements for ballast water management and exchange. In order to remain covered by the VGP, vessels must comply with numerous inspection, monitoring, reporting and recordkeeping requirements. Vessel owners/operators must, among other things, conduct and document routine self-inspection to track compliance with the VGP, and must conduct a comprehensive vessel inspection every 12 months. We will likely incur certain costs to obtain coverage under the VGP for our vessels and to meet its requirements.
Other Environmental Initiatives
          The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. It is difficult to predict what legislation, if any, may be adopted by the European Union or any other country or authority.
          Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective in November 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.62966 SDR per U.S. dollar on October 13, 2009. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
          The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard recently proposed new ballast water management and discharge standards. Compliance with any new regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or arranging for disposal at port facilities at potentially substantial costs.
          At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. Beginning in 2009, the BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not be in force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of October 2, 2009, the BWM Convention has been adopted by 18 states, representing approximately 15.36% of the world’s tonnage.
Greenhouse Gas Regulation
          In February 2005, the Kyoto Protocol to the United Nations Framework on Climate Change, or Kyoto Protocol, entered into force. Under the Kyoto Protocol adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include greenhouse gas emissions from vessels. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten public health and safety and is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Federal regulations relating to the control of greenhouse gas emissions may follow, and climate change initiatives are being considered by the U.S. Congress. Any passage of climate change legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with any certainty at this time.
Vessel Security Regulation
          Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
          The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.
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
          Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Our vessels are certified as being “in class” by their respective classification societies all of which are members of the International Association of Classification Societies.
          The table below lists the next dry-docking and special surveys scheduled or estimated for each vessel in our fleet, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
Free Destiny	Third quarter 2010	Third quarter 2012
Free Envoy	Second quarter 2011	Third quarter 2013
Free Goddess	Second quarter 2013	Second quarter 2010
Free Hero	Fourth quarter 2013	Fourth quarter 2010
Free Impala	Second quarter 2014	Second quarter 2012
Free Jupiter	Second quarter 2010	Second quarter 2012
Free Knight	Second quarter 2010	Second quarter 2013
Free Lady	Second quarter 2011	Second quarter 2013
Free Maverick	First quarter 2011	First quarter 2013
Free Neptune	Fourth quarter 2014	Third quarter 2011
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
Hull and Machinery Insurance
          We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value or such higher amount as may be required to meet the requirements of any outstanding indebtedness on a particular vessel, with deductibles in amounts of approximately $75 to $125.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
          None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and accompanying notes which are included in Item 18 to this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report.
          The historical consolidated financial results of FreeSeas described below are presented in United States dollars.
Overview
          Our existing fleet consists of eight Handysize vessels and two Handymax vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of December 31, 2009, the aggregate dwt of our fleet is approximately 300,000 dwt and the average age of our fleet is approximately 14.6 years.
          We are currently focusing on the Handysize and Handymax sectors, which we believe are more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We may, however, acquire larger drybulk vessels if appropriate opportunities present themselves.
          We have contracted the management of our fleet to Free Bulkers Free Bulkers provides technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd. (“Safbulk”), a company controlled by the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.
Recent Developments
New FBB Secured Term Loan
          On December 15, 2009, we entered into an agreement for a new secured term loan of $27,750 with FBB to refinance our existing loan of $21,750 on the M/V Free Impala and to receive additional liquidity of $6,000.
          The repayment schedule of the new term loan is as follows: 28 quarterly consecutive repayment installments, the first four installments in the amount of $500 each, followed by 24 installments in the amount of $837.5 plus a balloon in the amount of $5,650 payable together with the last (28th) installment. The first installment is payable three months from drawdown. This new secured term loan decreases our expected payments by an aggregate of approximately $1,000 for 2010.

          The new secured term loan includes the following financial covenants: (i) interest cover ratio (defined as EBITDA over interest expenses) to be at least 3.00 (ii) corporate liquidity to be on average $3,000 and (iii) total liabilities divided by total assets (both net of cash) should not exceed 55%. These covenants are to be tested on an annual basis commencing with the fiscal year ended December 31, 2010. The new secured term loan includes a security value covenant defined as the fair market value of the financed vessels to the outstanding loan balance. The security value should be at least (i) 100% up to June 30, 2010, (ii) 115% for the period from July 1, 2010 to June 30, 2011 and (iii) 125% thereafter.
          We have provided vessels M/V Free Impala and M/V Free Neptune as collateral to secure the new term loan with FBB. The interest rate under the new facility is a margin plus Libor.
          The available loan has been fully drawn on December 16, 2009. We intend to use the proceeds from the additional $6,000 financing to strengthen our liquidity and for general working capital purposes.
HBU Amendment to Loan Agreement
          On December 1, 2009, the Company executed an amended and restated agreement with HBU pursuant to which HBU approved the change of the flag state from the Republic of Marshall Islands to the Republic of Liberia for the M/V Free Destiny, which is owned by Adventure Two, S.A., and for the M/V Free Envoy, which is owned by Adventure Three S.A. None of the other provisions of the Company’s agreements with HBU were modified as a result of such amended and restated agreement.
Credit Suisse Supplemental Agreement
          On November 27, 2009, the Company entered into a supplemental agreement with Credit Suisse pursuant to which Credit Suisse approved the change of the flag state from the Republic of Marshall Islands to the Republic of Liberia for the M/V Goddess, M/V Free Hero and M/V Free Jupiter.
Credit Suisse Value to Loan Financial Covenant Amendment
          On November 6, 2009, Credit Suisse has agreed to reduce the market value-to-loan covenant from 135% to 115% from April 1, 2010 until April 1, 2011 on its revolving credit facility with the Company.
Loan Covenant Waivers
          During 2009, our lenders agreed to waive any breaches and/or modify certain of the financial covenants in our credit agreements. See “— Long-Term Debt — Loan Agreement Covenants and Waivers.”
Employment and Charter Rates
          The Baltic Drybulk Index (BDI) a measure of dry bulk freight rates has shown increased volatility since its steep decline towards the end of 2008 which was due to the global financial and credit crisis. The index has been gradually increasing throughout 2009 together with the gradual recovery of the world economy.
          The M/V Free Destiny, the M/V Free Envoy, the M/V Free Goddess the M/V Free Hero, the M/V Free Knight, the M/V Free Maverick, M/V Free Impala and M/V Free Neptune are being chartered in the spot market.
          As of December 31, 2009, these eight vessels trading in the spot market are currently exposed to the volatility of the drybulk charter rates. All of our vessels have been in employment during 2009 and we expect that charter rates will gradually recover in 2010 as economic activity will improve throughout the year. Historically high levels of scrapping have been taking place since October 2008 among older vessels as a result of the adverse rate environment, in particular with respect to smaller size Handysize vessels, the segment in which we operate. It may take some time until the elimination of excess tonnage supply manifests itself in the form of higher charter rates.
          On October 1, 2009, it has been mutually agreed between us and the charterers to amend the hire of the M/V Free Jupiter as follows: $25,216 per day from October 1, 2009 up to and including February 17, 2011; any period after February 17, 2011 to be paid at $28,000 per day; in the case of off-hire same to be calculated during the remaining period of the charterparty at the rate of $25,216 per day pro rata but after February 17, 2011 off-hire to be calculated at $28,000 per day.
          On March 23, 2009, in order to secure cash flow for a longer period, we announced that we agreed to extend the charter of the M/V Free Goddess, which had been scheduled to expire over the next few months. The charter was extended until January 2010 on the following terms: a lump-sum amount of $500,000 was paid by the charterer on February 15, 2009 as an upfront non-refundable performance guarantee; charter rate of $8,000 per day to September 15, 2009, with an additional 50% profit sharing for any amounts earned by our charterers in excess of $10,000 per day; and charter rate of $10,500 per day starting September 15, 2009 (until January/February 2010), with an additional 50% profit sharing for amounts earned by our charterers in excess of $12,500 per day.

Acquisition of Vessels
          From time to time, as opportunities arise and depending on the availability of financing, we intend to acquire additional secondhand drybulk carriers. On August 5, 2009 we agreed to purchase the M/V Free Neptune from an unaffiliated third party for approximately $11,000. The vessel acquired was free of charter. The vessel is currently fixed for a time charter of three and one-half to six months at a daily rate of $23,500 for the first 150 days and $24,500 for the remaining period, if any, through September/December 2010. When a vessel is acquired free of charter, we enter into a new charter contract. The shipping industry uses income days (also referred to as “voyage” or “operating” days) to measure the number of days in a period during which vessels actually generate revenues.
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
          When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps so as for the vessel to be considered ready to commence operations:
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
Critical Accounting Policies
          The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included under “Item 18, Financial Statements”.
          Impairment of Long-lived Assets: The Company follows the guidance under ASC 360, “Property, Plant and Equipment”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss
          Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as future undiscounted net operating cash flows, vessel sales and purchases, business plans and overall market conditions.
          The Company determines future undiscounted net operating cash flows for each vessel and compares it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering estimated utilization of the vessel, its scrap value, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel, net of vessel operating expenses adjusted for inflation and cost of scheduled major maintenance. When the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.
          As of December 31, 2009, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as FFAs and historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were consistent with those of prior year and in line with the Company’s internal budgets and historical experience of the shipping industry.
          The Company’s assessment concluded that no impairment of vessel existed as of December 31, 2009, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel.
          Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s assets, the fleet useful life was increased from 27 to 28 years. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250, “Accounting Changes and Error Corrections” was to increase net income for the year ended December 31, 2009 by $1,088 or $0.04 per weighted average number of share, both basic and diluted.
          Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.
          Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.
          Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage while the related voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, the Company agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.
          Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
Important Measures for Analyzing Results of Operations
          We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the

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

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA. We consider Adjusted EBITDA to represent net earnings/ (loss) before interest, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, gain/(loss) on derivative instruments and stock based compensation expense. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.
Revenues
          Our revenues were driven primarily by the number of vessels we operate, the number of operating days during which our vessels generate revenues, and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including the following:
•	The nature and duration of our charters;

•	The amount of time that we spent repositioning its vessels;

•	The amount of time that our vessels spent in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of our vessels;

•	The levels of supply and demand in the drybulk carrier transportation market; and

•	Other factors affecting charter rates for drybulk carriers under voyage charters.
          A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A trip time charter is a short-term time charter for a voyage between load port(s) and discharge port(s) under which the charterer pays fixed daily hire rate on a semi-monthly basis for use of the vessel. A period time charter is charter for a vessel for a fixed period of time at a set daily rate. Under trip time charters and time charters, the charterer pays voyage expenses. Under all three types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry-docking and intermediate and special survey costs.
          Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.
          Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessels were chartered on period time charters as well as in the spot market during the year ended December 31, 2009.
          A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2009 and 2008 was $16,105 and $25,719 respectively.
Vessel Operating Expenses
          Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature.
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
Principal Factors Affecting Our Business
          The principal factors that affected our financial position, results of operations and cash flows include the following:
•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and direct voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

•	Management fees and service fees

•	Depreciation and amortization expenses, which are a function of vessel cost, any significant post-acquisition improvements, estimated useful lives, estimated residual scrap values, and fluctuations in the carrying value of our vessels, as well as, drydocking and special survey costs;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.
Performance Indicators
(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)
          The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2009, 2008 and 2007 included elsewhere in this annual report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2009	2008	2007
Adjusted EBITDA (1)	$30,337	$41,296	$9,500
Fleet Data:
Average number of vessels (2)	9.35	7.36	3.3
Ownership days (3)	3,414	2,688	1,206
Available days (4)	3,373	2,605	1,177
Operating days (5)	3,294	2,441	1,048
Fleet utilization (6)	96.5%	90.8%	86.9%
Average Daily Results:

Average TCE rate (7)	$16,105	$25,719	$17,925
Vessel operating expenses (8)	5,218	6,084	4,976

	For the year ended December 31,
	2009	2008	2007
Management fees (9)	549	727	601
General and administrative expenses(10)	1,262	1,451	2,249
Total vessel operating expenses (11)	5,767	6,811	5,577

(1)	Adjusted EBITDA reconciliation to net income:

Adjusted EBITDA represents net earnings before interest, depreciation and amortization, amortization of deferred revenue, back log asset, gain /(loss) on derivative instruments and stock based compensation expense. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	For the year ended December 31,
	2009	2008	2007
Net income (loss)	$6,859	$19,192	$(156)
Depreciation and amortization	17,748	14,137	5,192
Amortization of deferred revenue	(81)	(368)	(1,516)
Back log asset	907	899	—
Stock-based compensation expense	494	107	96
Gain/(loss) on derivative instruments	111	1,456	749
Interest and finance cost, net of interest income	4,299	5,873	5,135

Adjusted EBITDA	$30,337	$41,296	$9,500

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2009	2008	2007
Operating revenues	$57,533	$66,689	$20,147
Voyage expenses and commissions	(4,483)	(3,910)	(1,362)

Net operating revenues	53,050	62,779	18,785
Operating days	3,294	2,441	1,048

Time charter equivalent daily rate	$16,105	$25,719	$17,925

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods

	For the year ended December 31,
	2009	2008	2007
Vessel operating expenses	$17,813	$16,354	$6,001
Ownership days	3,414	2,688	1,206

Daily vessel operating expense	$5,218	$6,084	$4,976

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Results of Operations
Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008
          REVENUES — Operating revenues for the year ended December 31, 2009 were $57,533 compared to $66,689 generated during the comparable period in 2008. The decrease of $9,156 is primarily attributable to a weaker charter market environment in the year ended December 31, 2009 compared to the same period in 2008.
          VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $1,394 for the year ended December 31, 2009, as compared to $527 for the year ended December 31, 2008. Seven of our vessels were chartered in the spot market under short term time charters during the year ended December 31, 2009. The variation in voyage expenses reflects mainly the bunkers delivery - redelivery operations during 2009.
          For the year ended December 31, 2009, commissions charged amounted to $3,089 as compared to $3,383 for the year ended December 31, 2008. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties relating to vessels purchased during the relevant periods. Commissions paid to Free Bulkers equal 1.25% of gross hire or freight for vessels chartered through Safbulk which in turns earns 1.25% of gross hire and freight from Free Bulkers. The agreement between Free Bulkers and Safbulk is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice.
          OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $17,813 in the year ended December 31, 2009 as compared to $16,354 in the year ended December 31, 2008. This increase of $1,459 in vessel operating expenses is a result of the increase of the average number of vessels owned to 9.35 during the year ended December 31, 2009 as compared to 7.36 during the year ended December 31, 2008. The daily vessel operating expenses per vessel owned, however, were $5,218 for the year ended December 31, 2009 as compared to $6,084 for the comparable period in 2008, a decrease of 14.2%. This decrease was due to the better monitoring of vessel operating expenses and the more efficient operation of our vessels as well as deflationary pressures on wages, lubricant costs, and some categories of stores, spares and services.

          DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2009, depreciation expense totaled $16,006 as compared to $13,349 for the same period in 2008. The increase in depreciation expense resulted from the growth of our fleet from an average of 7.36 to an average of 9.35 vessels and the related investment in fixed assets. This increase in depreciation expense has been mitigated by the change in our depreciation policy as described below. For the year ended December 31, 2009, amortization of dry-dockings and special survey costs totaled $1,742 an increase of $954 over the expenses reported in the comparable period of 2008. During the year ended December 31, 2008, we amortized only four vessels’ scheduled dry-dockings and special surveys. However, during the year ended December 31, 2009, we amortized six vessels’ scheduled dry-docking and special surveys. As a result, amortization of deferred dry-dockings and special survey costs increased for the year ended December 31, 2009.
          Effective April 1, 2009, and following our reassessment of the useful lives of our assets, our vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” was to increase net income for the year ended December 31, 2009 by $1,088 or $0.04 per weighted average number of share, both basic and diluted.
          For the year ended December 31, 2009 and December 31, 2008, back-log asset’s amortization expense amounted to $907 and $899, respectively, and is included in voyage revenue.
          MANAGEMENT FEES — Management fees for the year ended December 31, 2009 totaled $1,874, as compared to $2,634, for the comparable period in 2008 which included $1,655 of management fees, $300 office renovation expenses and $679 for service fees. The increase in management fees from $1,655 to $1,874 resulted from the fees charged in connection with the increased number of vessels under the technical management by our affiliate, Free Bulkers. For the year ended December 31, 2009, service fees were classified as general and administrative expenses. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee equal to $15 per vessel (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) from the date of the relevant purchase memorandum of agreement. In September 2009 we amended these management agreements with Free Bulkers to increase the monthly technical management fee to $16.5 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $        will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance. In addition, we pay the travel and accommodation expenses of the Free Bulkers staff, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that we pay Free Bulkers industry standard fees for these services.
          GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit related expenses, international safety code compliance expenses, travel expenses, communications expenses, and services fees charged by Free Bulkers, totaled $4,156 (including $494 stock-based compensation expense) for the year ended December 31, 2009 as compared to $2,863 (including $107 stock-based compensation expense) for the year ended December 31, 2008. The difference was primarily due to the change of the classification of services fees from “management fees” to “general and administrative expenses”. Stock-based compensation costs reflect non-cash, equity-based compensation granted to our non-executive directors, executive officers and Free Bulkers employees as of the date the 170,000 options and the 1,275,000 restricted shares were granted. In December 2007, the Company’s Board of Directors granted 45,000 options to directors and 125,000 options to executives, of which 140,000 would vest in one year, 15,000 would vest in two years and 15,000 in three years, all at an exercise price of $8.25 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 110,000 of the stock options granted to them, leaving 60,000 stock options outstanding as of December 31, 2009. Of the options remaining outstanding, 45,000 are vested and remain unexercised as of December 31, 2009 and the remaining will vest in December 2010. The outstanding stock options expire on December 24, 2012.
          On December 31, 2009 the Company’s Board of Directors awarded 1,275,000 restricted shares to its non-executive directors, executive officers and Free Bulkers employees. The 1,275,000 restricted shares vest as follows: 355,000 immediately upon granting, 250,000 on December 31, 2010, 420,000 on December 31, 2012, and 250,000 on December 31, 2013.
          As of December 31, 2009, the recognized stock based compensation expense relating to the restricted shares granted is $482. The total unrecognized compensation cost of the non vested restricted shares granted under the Plan is $1,251. The cost is expected to be recognized over a period of four years. The recognized stock compensation cost during the period for the outstanding stock options is $12. The unrecognized compensation cost related to the non vested stock options is $11 and is expected to be recognized in full up to December 2010.
          FINANCING COSTS — Financing costs amounted to $4,323 in the year ended December 31, 2009, compared to $6,453 for the year ended December 31, 2008. The decrease of $2,130 is mainly the result of the reduced interest expensed for 2009 and the lower principal balances of our bank loans outstanding in 2009. Our financing costs represent primarily the interest accrued, the amortized financing fees in connection with the bank loans used for the acquisition of our vessels and the write-off of unamortized financing fees. For the year ended December 31, 2009, we expensed the unamortized financing fees of $111. The $111 unamortized financing fees relate to the financing fees of $163 incurred for the loan of $26,250 from FBB we obtained during 2008, to partially finance the acquisition of the M/V Free Impala. On

December 15, 2009, the Company entered an agreement for a new secured term loan of $27,750 from FBB to refinance its existing loan of $21,750 on the M/V Free Impala and to receive additional liquidity of $6,000.
          For the year ended December 31, 2008, we expensed the unamortized financing fees of $639 in comparison with related expenses incurred for fiscal 2007 of $2,570. The $639 unamortized financing fees were expensed in 2008 as a result of the refinancing of the HSH Nordbank AG loan facility with a new credit facility from Credit Suisse.
          The amortization of financing fees for the year ended December 31, 2009 totaled $345 or a decrease of $8 over the amortized expenses reported in the comparable period of 2008.
          LOSS ON DERIVATIVE INSTRUMENTS — Under the terms of the two swap agreements, the Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $9,299 and $4,978 as of December 31, 2009 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swap agreements concluded in 2009 and 2008.
          The loss on the Company’s two interest rate swaps, which is separately reflected in the Consolidated Statements of Operations comprises of a realized loss of $671 and an unrealized gain of $560, and a realized loss of $395 and an unrealized loss of $1,061 for the year ended December 31, 2009 and 2008, respectively.
          NET INCOME — Net income for the year ended December 31, 2009 was $6,859 as compared to $19,192 for the year ended December 31, 2008. The substantial decrease in net income for 2009 resulted primarily from the weaker freight market compared to the same period last year.
Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007
          REVENUES — Operating revenues for the year ended December 31, 2008 were $66,689, an increase of $46,542 over the year ended December 31, 2007. Revenues increased primarily as a result of the increase in the size of our fleet, and the delay in the receipt of time charter earnings of approximately $3,232 that were not received during 2007 because of the M/V Free Jupiter’s casualty incident in September 2007.
          OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $16,354 for the year ended December 31, 2008 as compared to $6,001 for the year ended December 31, 2007. This increase of $10,353 in vessel operating expenses reflects primarily the increase in the size of our fleet to nine vessels at the end of the year ended December 31, 2008 from five vessels at the end of the year ended December 31, 2007. These expenses in the year ended December 31, 2008 also include approximately $182 associated with two unscheduled repairs during the year ended December 31, 2008, causing expenses beyond normal operation and maintenance costs (i.e., main engine turbocharger of the M/V Free Envoy and the main engine of the M/V Free Impala). As a result, the total daily vessel operating expenses per vessel owned, including the management fees charged by our affiliate, Free Bulkers, was $6,811 for the year ended December 31, 2008 and $5,577 for the year ended December 31, 2007, a net increase of $1,234, or 22.13%, for the year ended December 31, 2008.
          VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $527 for the year ended December 31, 2008 as compared to $267 for the year ended December 31, 2007. The increase in voyage expenses reflected primarily the shore crane hire cost for an amount of $53 and bunkers costs of $189 due to delivery and re-delivery operations during the year ended December 31, 2008.
          DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2008, depreciation expense totaled $13,349 as compared to depreciation expense of $4,435 for the year ended December 31, 2007. The increase in depreciation expense resulted primarily from the increase in the number of our vessels from five to nine vessels during the year ended December 31, 2008. For the year ended December 31, 2008 amortization of dry-docking and special survey costs and amortization of financing costs totaled $1,141, an increase of $384 compared to $757 reported in the year ended December 31, 2007, primarily resulting from the financing costs related to the availability of the credit facilities secured for the purchase of the new vessels and the incurrence of costs for dry-docking and special surveys for the M/V Free Envoy , the M/V Free Hero , and the M/V Free Goddess during the year ended December 31, 2008.
          MANAGEMENT FEES — Management fees for the year ended December 31, 2008 totaled $2,634 as compared to $875 for the year ended December 31, 2007. The increase resulted primarily from the larger number of vessels under management during the year ended December 31, 2008, from an additional fee of $300 charged by Free Bulkers as partial contribution for the refurbishment of our office space in December 2008 and from an increase in the annual fee from $500 to $1,200 commencing in October 2008 in connection with Free Bulkers undertaking to provide additional services to FreeSeas including execution and supervision of all of FreeSeas’ operations under the direction and supervision of the FreeSeas’ board.
          Commencing on January 1, 2008, an annual fee of $500 was paid to Free Bulkers quarterly as compensation for services, including but not limited to, services related to our accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures, general and administrative operation, the purchase and sale of vessels, and negotiations with our lenders.

On October 1, 2008, in connection with Free Bulkers undertaking to provide additional services to FreeSeas, including execution and supervision of all of our operations under the direction and supervision of our board, the annual fee of $500 was increased to $1,200. An additional fee of $300 was paid to Free Bulkers as partial contribution for the refurbishment of our office space. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for accounting services related to the vessels’ operations and our public financial reporting obligations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15 per vessel commencing from the date of the relevant purchase memorandum of agreement and ending three months after delivery of the vessel to its new owners. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
          COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — For the year ended December 31, 2008, commissions charged totaled $3,383 as compared to $1,095 for the year ended December 31, 2007. These commissions represent commissions paid to Free Bulkers and other related and unrelated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels. The increase of $2,288 for the year ended December 31, 2008 as compared to the year ended December 31, 2007 related directly to the increase of operating revenues in the respective periods. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $2,863 (including $107 stock-based compensation expense) in comparison with $2,207 (including $96 stock-based compensation expense) for the year ended December 31, 2007. Our general and administrative expenses increased by $656 mainly due to managers and directors’ fees and expenses, which increased by $163, rent and utilities, which increased by $139, legal expenses, which increased by $130, and investor relations expenses, which increased by $200. For the year ended December 31, 2008 stock compensation expenses totaled $107 as compared to $96 for the year ended December 31, 2007. Compensation costs reflect non-cash, equity based compensation of our executive officers.
          INTEREST AND FINANCE COSTS — For the year ended December 31, 2008, financing costs were $6,453 compared to $5,774 for the year ended December 31, 2007. Our financing costs represent primarily the interest paid in connection with the bank loans for our vessels, the amortized financing fees in connection with the bank loans used for the acquisition of our vessels and the write-off of unamortized financing fees. The increase in financing costs resulted from financing costs incurred to secure the financing sources related to the acquisition of new vessels. During the year ended December 31, 2008, we expensed the unamortized financing fees of $639 in comparison with a related expenses incurred for the year ended December 31, 2007 of $2,570. The $639 unamortized financing fees relate to the refinancing of the HSH Nordbank AG loan facility with a new credit facility from Credit Suisse.
          LOSS ON DERIVATIVE INSTRUMENTS — During the year ended December 31, 2007 we entered into a swap agreement with respect to the loan from HSH Nordbank AG, which swap converted this loan into a fixed rate loan. The interest rate swap did not qualify for hedge accounting; therefore, the “marked to market” fair value adjustment is recorded in the Consolidated Statements of Operations. We recorded an unrealized loss of $1,061 and realized loss of $395 and an unrealized loss of $749 during the year ended December 31, 2008 and December 31, 2007, respectively. On April 9, 2008, we entered into a novation for this swap agreement in connection with the refinancing of the loan from HSH Nordbank AG with a new credit facility from Credit Suisse.
          NET INCOME/(LOSS) — Net income for the year ended December 31, 2008 was $19,192 as compared to a net loss of $156 for the year ended December 31, 2007. The significant increase in our net income reflected primarily the increased revenues due to the increased number of vessels and due to the favorable charter rates environment prevailing during the first nine months of 2008.
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
          Because of the global economic downturn in 2008 and 2009 that affected the international drybulk industry in the first quarter of 2009, our board of directors suspended the payment of dividends, so as to retain cash from operations to fund our working capital needs, to service our debt and to fund possible vessel acquisitions depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.
          The dry bulk carriers we owned had an average age of approximately 14.6 years as of December 31, 2009. Effective April 1, 2009, and following our reassessment of the useful lives of our assets, the vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per SFAS No. 154 “Accounting Changes and Error Corrections” was to increase net income for the year ended December 31, 2009 by $1,088 or $0.04 per weighted average number of share, both basic and diluted. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
          The M/V Free Destiny, which is 27.36 years old, underwent its scheduled dry-dock and special survey in October/November 2007 and its next intermediate dry-docking is scheduled for the third quarter 2010. The M/V Free Envoy, which is 25.85 years old, completed its special survey dry-docking on June 30, 2008 and its next intermediate dry-docking is scheduled for 2011. If future dry-docking surveys do not require us to make extensive capital outlays to keep the vessels profitably operating, we will continue the operation of M/V Free Destiny and the M/V Free Envoy and will extend their estimated useful lives; otherwise, it is likely that these vessels will be disposed of and replaced by newer vessels.
          Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms and secure partial financing at appropriate terms.
          Despite the working capital deficit at December 31, 2009, we believe that based upon current levels of revenue generated from vessel employment and estimated cash flows from operations, we will have adequate liquidity to fund our working capital requirements at least through June 30, 2011.
Cash Flows
Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008
          OPERATING ACTIVITIES — Net cash from operating activities decreased by $11,172 to $21,391 for the year ended December 31, 2009, as compared to $32,563 of net cash from operating activities in the year ended December 31, 2008. This is attributable to the weaker freight market in the year ended December 31, 2009 compared to the same period in 2008.
          INVESTING ACTIVITIES — Net cash used in investing activities during the year ended December 31, 2009 was $11,302 as compared to $182,539 for the year ended December 31, 2008. The Company agreed to purchase on August 5, 2009 the M/V Free Neptune from an unaffiliated third party for approximately $11,000 and related purchase costs of $302. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009. With the acquisition of the M/V Free Neptune, the Company’s fleet increased from nine to ten vessels. The $182,539 in net cash used in investing activities for the year ended December 31, 2008 were associated with the acquisition of the M/V Free Knight on March 19, 2008 for the purchase price of $39,250 and related purchase costs of $400, with the acquisition of the M/V Free Impala on April 2, 2008 for the purchase price of $37,500 and related purchase costs of $420, with the acquisition of the M/V Free Lady on July 7, 2008 for a cash purchase price $65,200 and related purchase costs of $157 and with the acquisition of the M/V Free Maverick on September 1, 2008 for the cash purchase price of $39,600 and related purchase costs of $12 which were allocated to the vessel cost ($37,806) and a back log asset ($1,806).
          FINANCING ACTIVITIES — The cash used in financing activities during the year ended December 31, 2009 was $7,126 as compared to cash provided from financing activities for the year ended December 31, 2008 amounting to $89,960. During 2009, we received $6,000 additional liquidity as a result of the recent agreement with FBB for a new secured term loan of $27,750 to refinance our then-existing loan of $21,750 on the M/V Free Impala, while we repaid $28.4 million of loan principal. On July 28, 2009, the Company completed a registered offering of 10,041,151 shares of common stock at $1.80 per share, which included 1,309,715 shares issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune, for general working capital purposes, and an amount equal to $1,691 was applied against the outstanding loan balance with HBU as discussed in the section “Long-Term Debt” below. During 2008, we obtained and utilized the proceeds from HBU loan facilities, the proceeds from the FBB loan facility, and the proceeds from the Credit Suisse loan facility Tranche B for the purchase of the M/V Free Knight and the M/V Free Maverick, the purchase of the M/V Free Impala, and the purchase of the M/V Free Lady, respectively.
Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007
          We consider highly liquid investments such as time deposits with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. The decrease in the year ended December 31, 2008 as compared to the year ended December 31,2007 was attributable to the acquisition of four additional newer built vessels in 2008: the Handysize vessels the M/V Free Knight on March 19, 2008 for the purchase price of $39,250, exclusive of commission and pre-purchase expenses, and the M/V Free Impala on April 2, 2008 for a purchase price of $37,500; the Handymax vessel the M/V Free Lady on July 7, 2008 for a purchase price of $65,200;

and the Handysize vessel the M/V Free Maverick on September 1, 2008 for a purchase price of $39,600. These acquisitions were partly financed by bank debt and the remainder of the purchase prices was paid from our available cash on hand.
          OPERATING ACTIVITIES — Net cash from operating activities increased by $27,492, or 542.1%, to $32,563 during the year ended December 31, 2008 as compared to $5,071 during the year ended December 31, 2007. This increase was primarily attributable to the increase in charter revenues and the increase in the number of vessels in 2008.
          INVESTING ACTIVITIES — We used $182,539 of cash in investing activities during the year ended December 31, 2008 as compared to $86,979 used in investing activities during the year ended December 31, 2007. The increase was primarily a result of the purchases of the M/V Free Knight, the M/V Free Impala, the M/V Free Lady and the M/V Free Maverick.
          FINANCING ACTIVITIES — Net cash from financing activities during the year ended December 31, 2008 was $89,960 and consists of $153,650 obtained from long-term loans to finance the acquisition of additional vessels, $13,157 in cash dividends paid on our common stock, and $49,600 of payments on bank loans. Net cash from financing activities during the year ended December 31, 2007 was $144,930, $104,743 from a long-term loan obtained to finance the acquisition of additional vessels, $95,153 in net proceeds from our public offering of common stock in 2007, and $14,000 of proceeds from a shareholder loan, which shareholder loan was repaid in full in 2007.
Long-Term Debt
          The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels.
          All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 2.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.
          The weighted average interest rate for the year ended December 31, 2009 and 2008 was 2.51% and 3.07%, respectively. Interest expense incurred under the above loan agreements amounted to $3,708 and $5,101 for the year ended December 31, 2009 and 2008, respectively, and is included in “Interest and Finance Costs” in the accompanying Consolidated Statements of Operations.
          On March 20, 2009, the Company entered into a term sheet with “HBU”, pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100 with a new 3.5 year facility payable as follows: 13 quarterly installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The existing conditional HBU overdraft facility III amounting to $3,000 was terminated upon the refinancing of the balloon payment. On September 15, 2009 the Company executed a restated agreement with HBU based on the term sheet signed on March 20, 2009 amending the credit agreement dated August 12, 2008, with a new 3.5 year facility which is payable as follows: 13 quarterly installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 4.25% above LIBOR. In addition the new value to loan covenant ratio is as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, v) 125% from December 31, 2012 onwards. Additionally at the end of each financial year the Company must effect a prepayment in an aggregate amount equal to: (i) 75% of excess cash, in the event that the value to loan ratio is less than or equal to 70%, (ii) 50% of excess cash, in the event that the value to loan ratio is less than or equal to 100%, (iii) 25% of excess cash, in the event that the value to loan ratio is less than 110% and (iv) no prepayment shall be made, in the event that the value to loan ratio is equal to or greater than 110%. For the financial year ended December 31, 2009, no excess cash existed and thus no prepayment was due. The amended credit agreement requires that an amount equal to 10% of any equity offering proceeds received by the Company (with a maximum of $3,000 over the lifetime of the facilities) shall be applied in prepayment of the HBU Facilities. The Company has prepaid on October 19, 2009 an amount of $1,691 representing the 10% of the equity proceeds in connection with the equity offering completed in July 2009.
          On December 1, 2009, the Company executed an amended and restated agreement with HBU pursuant to which HBU approved the change of the Flag State from the Republic of Marshall Islands to the Republic of Liberia for the M/V Free Destiny, which is owned by Adventure Two, S.A., and for the M/V Free Envoy, which is owned by Adventure Three S.A. None of the other provisions of the Company’s agreements with HBU were modified as a result of such amended and restated agreement.
          The Company’s remaining undrawn amounts under the HBU overdraft facility commitment as of December 31, 2009 amounted to $625.
          On November 27, 2009, the Company entered into a supplemental agreement with Credit Suisse pursuant to which Credit Suisse approved the change of the Flag State from the Republic of Marshall Islands to the Republic of Liberia for the M/V Free Goddess, the M/V Free Hero and the M/V Free Jupiter.

          On December 15, 2009, the Company has entered into an agreement with FBB for a loan facility of $27,750 to refinance the outstanding indebtedness with FBB of $21,750 and an additional amount of $6,000 to provide corporate liquidity. The new loan facility is repayable in 28 quarterly installments, the first four in the amount of $500 each, followed by 24 installments in the amount of $837.5 plus a balloon in the amount of $5,650 payable together with the last installment. The new loan will bear margin above LIBOR and vessels Free Impala and Free Neptune were put as collateral. The Company has drawn on the additional amount of $6,000 on December 16, 2009.
Loan Covenants
          As of December 31, 2009 the Company’s loan agreements contain various financial covenants as follows:
a)	Credit Suisse loan agreement: i) the Company should maintain minimum cash balances of $375 for each of the Company’s vessels covered by the loan agreement; ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance.

b)	FBB loan agreement: i) the Company should maintain an average corporate liquidity of at least $3,000 ii) the leverage ratio of the corporate guarantor should not at any time exceed 55%; iii) the ratio of EBITDA to net interest expense must not be less than 3; iv) the fair market value of the financed vessels should be at least (i) 100% of the outstanding loan balance up to June 30, 2010, (ii) 115% for the period July 1, 2010 to June 30, 2011 and (iii) 125% thereafter.

c)	HBU loan agreement: i) the interest coverage ratio should not be less than 3.75; ii) the debt service coverage ratio should not be less than 1.00; iii) the gearing ratio should not exceed 2.5; iv) the outstanding loan balance should not be more than a ratio of the fair market value of the financed vessels as follows: (a) 70% from September 15, 2009 until and including June 30, 2010, (b) 100% from July 1, 2010 until and including June 30, 2011, (c) 110% from July 1, 2011 until and including June 30, 2012, (d) 120% from July 1, 2012 until and including December 30, 2012 and (e) 125% from December 31, 2012 onwards.
          In the event of non-compliance with the covenants prescribed in the loan agreements, including due to a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure the Company’s debt and bring the Company into compliance with the debt covenants, and could result in the lenders requiring immediate payment of the loans.
          As of December 31, 2008, and at the end of each quarter in the year ended December 31, 2009 the Company was not in compliance with certain loan covenants set forth in its loan agreements which have been either waived or permanently amended as follows:
Credit Suisse loan agreement
          On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value-to-loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, the Company agreed and prepaid $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
          On November 6, 2009, Credit Suisse has further agreed to reduce the market value-to-loan covenant from 135% to 115% from April 1, 2010 until April 1, 2011 on its revolving credit facility with the Company. For the period from April 1 2010 until April 1 2011 the interest payable on the loan shall remain at 2.25% above LIBOR.
FBB loan agreement
          On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of the Company’s ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR. In May 2009, the Company initiated discussions with FBB in order to extend the waiver related to the value to loan covenant up to July 1, 2010, which discussions were concluded on July 17, 2009.
          Following the conclusion of the loan agreement of December 15, 2009 the Company is in compliance with the amended financial covenants included therein.
HBU loan agreement
          During 2009, the Company was not in compliance with certain of the covenants included in the original loan agreement with HBU which were either amended or waived. As of December 31, 2009 the Company was not in compliance with the debt service cover ratio included in the amended and restated loan agreement with HBU. On February 17, 2010 the Company received a waiver for the breach of the specific covenant as of December 31, 2009.
          Based on the waivers, the waiver renewals and the amendments in the loan agreements discussed above, the Company was in compliance with all applicable debt covenants at December 31, 2009. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial and other covenants of its loan agreements at future covenant measurement dates and for a period satisfactory to support long-term classification of debt. Accordingly, all of the debt continues to be classified as long-term, except for the principal payments falling due in the next 12 months.

          As of December 31, 2009, the following repayments of principal are required over the next five years and throughout their term for the Company’s debt facilities:
(In thousands of U.S. Dollars)

31/12/2009	Total	<1 yr	1-3 yrs	3-5 yrs	> 5 yrs
HBU	41.959	5,400	27,809	6,000	2,750
Credit Suisse	68,250	8,000	16,000	16,000	28,250
FBB	27,750	2,000	6,700	6,700	12,350

Total	137,959	15,400	50,509	28,700	43,350

Off-Balance Sheet Arrangements
          As of December 31, 2009, we did not have off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.
Summary of Contractual Obligations
          The following table summarizes our contractual obligations and their maturity dates as of December 31, 2009:
(In thousands of U.S. Dollars)

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(U.S. dollars in thousands)
Long-term debt	$137,959	$15,400	$50,509	$28,700	$43,350
Interest on variable-rate debt	18,462	4,777	8,043	4,087	1,555
Services fees to Free Bulkers	12,443	1,422	2,844	2,844	5,333
Management fees to Free Bulkers	26,891	1,942	3,399	3,168	18,382

Total obligations	$195,755	$23,541	$64,795	$38,799	$68,620

          The above table does not include our share of the monthly rental expenses for our offices of approximately Euro 10.
          In September 2009, we amended our services agreement with Free Bulkers to increase the annual fee from $1,200 to $1,422 (based on $1.35 per Euro) effective October 1, 2009.
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

			Director
Name	Age	Position	Class
Ion G. Varouxakis	39	Chairman of the Board of Directors, Chief Executive Officer and President	C
Alexandros Mylonas	36	Chief Financial Officer	—
Kostas Koutsoubelis	55	Director, Vice President and Treasurer	A
Maria Badekas	38	Secretary	—
Didier Salomon	64	Director	A
Focko H. Nauta	52	Director	B
Dimitrios Panagiotopoulos	49	Director	C
Keith Bloomfield	38	Director	B

          Ion G. Varouxakis is one of our founders and is the Chairman of our board of directors. He also serves as our President and Chief Executive Officer. In 2003, Mr. Varouxakis founded Free Bulkers, the beginning of a single-vessel, self-financed entrepreneurial venture that led to FreeSeas’ founding and NASDAQ listing in 2005. Under Mr. Varouxakis’ leadership, FreeSeas has grown to be a leader in the Handysize and Handymax segment in the U.S. capital market. Prior to founding Free Bulkers, Mr. Varouxakis held since 1997 management positions in private shipping companies operating in the drybulk sector. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is a member of the Hellenic Committee of the Korean Register of Shipping and is an officer of the reserves of the Hellenic Army. Mr. Varouxakis is the brother of Alexis Varouxakis, our Secretary.
          Alexandros Mylonas is our Chief Financial Officer and joined us in October 2009. Prior to joining FreeSeas, Mr. Mylonas was the Banking Executive of Cardiff Marine Inc., a ship management company managing a fleet of tankers and drybulk carriers including the fleet of Dryships Inc. a company listed on the NASDAQ Global Select Market. From 2005 to 2008, Mr. Mylonas was an Account Manager with the Global Shipping Group of Fortis Bank, an international shipping bank. Previously, from 2002 to 2005, Mr. Mylonas was an Investment Associate with NBG Venture Capital, a private equity firm investing in the Southeast Europe. Mr. Mylonas holds an MBA in Finance and Supply Chain Management from Michigan State University and a Bachelor of Business Administration from University of Macedonia in Thessaloniki.
          Kostas Koutsoubelis joined our board of directors in 2007 and serves as our Vice President and Treasurer. In addition, Mr. Koutsoubelis is the group financial director of the Restis Group of Companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of directors of First Business Bank, South African Marine Corp. S.A., Seanergy Maritime Holdings Corp. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club — Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.
          Maria Badekas holds a Bachelor in English and European Laws from Essex University (UK) and a Master of Law from University of Cambridge (UK). From 2001 to 2003 she was a political expert to the European Commission, DG Development. From 2003 to 2005, she was a special advisor to the Mayor of Athens and participated in the preparation of the Athens 2004 Olympic Games (international affairs and public relations). Between 2005 and 2006, she was a special advisor to the Minister of the Hellenic Ministry of Foreign Affairs, and from 2006 to 2009, she was special advisor to the General Secretary for European Affairs of the Hellenic Ministry of Foreign Affairs. Ms. Badekas replaced Alexis Varouxakis, who resigned as our Secretary on May 11, 2010.
          Didier Salomon joined our board of directors in 2008. He spent fifteen years as head of global shipping at BNP Paribas monitoring a $10 billion shipping portfolio and managing an international team of about 65 professionals. Prior to that, he held similar positions at Banque Louis-Dreyfus, Banque Bruxelles Lambert and Credit Naval. In late 2009, he established Shipadvise, a French company focusing on advisory and consultancy in shipping. Mr. Salomon holds a diploma in political science (Sciences Po Paris), a Master degree in law (Paris Assas) and a post graduate diploma in banking (Centre d’Etudes Superieures de Banque). For many years he has been a lecturer on the economy and capital markets at the Conservatoire des Arts et Metiers in Paris.
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
          Dimitrios Panagiotopoulos joined our board of directors in 2007. In addition, he is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he was working as chief accountant in Ionia Management, a Greek shipping company. Mr. Panagiotopoulos also serves on the board of directors of Seanergy Maritime Holdings Corp. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army
          Keith Bloomfield joined our board of directors in 2010. He has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP. Mr. Bloomfield earned an LL.M (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated summa cum laude with a B.A. in History from Tulane University.
Compensation
          The total gross compensation paid in 2009 to our directors was $146. On December 18, 2009 the Board of Directors approved a modification of the directors’ fees (effective on January 1, 2010) so that if the $/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in $        will be the equivalent in Euros based on a 1.35 $/Euro exchange rate. Commencing October 1, 2008, in connection with the execution of our amended and restated services agreement with Free Bulkers which receives a monthly management fee from us to provide overall executive and commercial management of the Company’s affairs. See “Principal Shareholders” and “Related Party Transactions.”
Board Practices
          The term of our Class A directors expires in 2012, the term of our Class B directors expires in 2010 and the term of our Class C directors expires in 2011. Mr. Nauta was appointed to the board of directors on December 16, 2005. Each of Messrs. Koutsoubelis and Panagiotopoulos were elected to the board on January 5, 2007. Mr. Salomon was appointed to the board of directors on October 31, 2008. Mr.
Bloomfield was appointed to the board of directors on March 3, 2010. There are no agreements between us and any director that provide for benefits upon termination or retirement.
Board Committees
          Our board of directors has an audit committee, a compensation committee and a nominating committee. Our board of directors has adopted a charter for each of these committees. The committee appointments for Mr. Bloomfield have not been made as of the date of this filing.
Audit Committee
          Our audit committee consists of Messrs. Nauta, Salomon and Panagiotopoulos, each of whom is an independent director. Mr. Nauta has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the NASDAQ Marketplace Rules.
          The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the NASDAQ Marketplace Rules and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.
Compensation Committee
          Our compensation committee consists of Messrs. Nauta, Salomon and Panagiotopoulos, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.
Nominating Committee
          Our nominating committee consists of Messrs. Nauta, Salomon and Panagiotopoulos, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.
Director Independence
          Our securities are listed on the NASDAQ Stock Market and we are exempt from certain NASDAQ listing requirements including the requirement that our board be composed of a majority of independent directors. The board of directors has evaluated whether each of Messrs. Nauta, Salomon and Panagiotopoulos is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ requirements, the board of directors made a subjective determination as to each of Messrs. Nauta, Salomon and Panagiotopoulos that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the board of directors reviewed and discussed information provided by each of Messrs. Nauta, Salomon and Panagiotopoulos with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our board of directors has determined that each of Messrs. Nauta, Salomon and Panagiotopoulos is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Code of Conduct and Ethics
          We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and the NASDAQ Marketplace Rules.
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
          In December 2007, the Company’s Board of Directors granted 45,000 options to directors and 125,000 options to executive officers, of which 140,000 would vest in one year, 15,000 would vest in two years and 15,000 in three years from the grant, all at an exercise price of $8.25 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 110,000 of the stock options granted to them, leaving 60,000 stock options outstanding as of December 31, 2009. From the above 45,000 are vested and remain unexercised as of December 31, 2009 and the remaining are vesting in December 2010. The outstanding stock options expire on December 24, 2012.
          On December 31, 2009, the Company’s Board of Directors awarded 1,275,000 restricted shares to its non-executive directors, executive officers and certain Free Bulkers employees. The 1,275,000 restricted shares vest as follows: 355,000 vested on December 31, 2009, 250,000 will vest on December 31, 2010, 420,000 will vest on December 31, 2012, and 250,000 will vest on December 31, 2013.
          All of our officers, directors and executive, managerial, administrative and professional employees, including officers of our fleet manager, are eligible to receive awards under the plan. Our board of directors has the power and complete discretion, as provided in the plan, to select which persons will receive awards and to determine for each such person the terms, conditions and nature of the award, and the number of shares to be allocated to each individual as part of each award.
Employment Agreement
          In 2005, we entered into an employment agreement with Ion G. Varouxakis, our Chief Executive Officer and President. The agreement was for an initial term of three years, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Mr. Varouxakis’ salary was subject to increases as may be approved by our board of directors and he was entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and the reimbursement of expenses and other employee benefits as may be implemented. Effective October 1, 2008, in connection with the execution of an amended and restated services agreement with Free Bulkers, Mr. Varouxakis’ employment agreement was terminated by mutual consent of the parties and all service of Mr. Varouxakis and our Chief Financial Officer are provided to us under the amended services agreement with Free Bulkers.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
          A. Major Shareholders
          The following table sets out certain information regarding the beneficial ownership of our common stock as of June 15, 2010 by each of our officers and directors, all of our officers and directors as a group, and each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.
          Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them.

			Percentage of
	Number of Shares of		Shares of Common
	Common Stock		Stock Beneficially
Name	Beneficially Owned		Owned(1)
Ion G. Varouxakis	2,731,364	(2)	8.40%
Directors and executive officers as a group (eight persons)	3,086,364	(3)	9.50%
FS Holdings Limited	3,240,593	(4)	9.97%
Newland Capital Management LLC	1,603,768	(5)	5.1%

1.	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any restricted shares granted to the named person are deemed to be outstanding for that person and for purposes of computing the percentage ownership of any other person. Any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person and for any total including that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. As beneficial owners of shares of common stock, the persons listed in the table do not have different voting rights than any other holder of common stock.

2.	Reflects 2,514,697 shares and 16,667 shares underlying warrants owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis and 200,000 restricted shares held directly by Mr. Varouxakis and that will vest on December 31, 2010. Does not include 40,000 shares owned by V Estates S.A., which is controlled by his father, 30,600 shares owned by his mother, or 106,000 shares owned by Edifice Holdings S.A., which is controlled by his brother, Alexis Varouxakis, or individually held by Alexis Varouxakis.

3.	Includes an aggregate of 755,000 restricted shares granted to the directors and executive officers, of which 305,000 vested immediately, 200,000 will vest on December 31, 2010 and 250,000 will vest on December 31, 2013.

4.	Reflects 2,808,782 shares owned by FS Holdings Limited, a Marshall Islands corporation, and 431,811 shares owned by Benbay Limited, a Republic of Cyprus corporation, each of which is controlled by the Restis Family.

5.	As reported in a Schedule 13D filed with the SEC on May 4, 2010.
          B. Related Party Transactions
Free Bulkers S.A.
          Each of our vessels receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers.
          On September 17, 2009, each of the Company’s ship-owning subsidiaries amended its management agreement with Free Bulkers effective October 1, 2009, increasing the monthly technical management fee from $15 to $16.5 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $        will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance.
          FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also pays the travel and accommodation expenses of the Free Bulkers staff when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk 1.25% of gross hire or freight for vessels chartered through Safbulk. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice.
          On September 17, 2009, FreeSeas amended its services agreement with Free Bulkers pursuant to which the annual fee of $1,200 was increased to $1,422, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be increased for the month in question, so that the amount payable in $        will be the equivalent in Euro based on 1.35 $/Euro exchange rate) effective October 1, 2009.

          Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with Free Bulkers. Such termination fee as of December 31, 2009 amounted to approximately $96,000 while based on the $/€ exchange rate applicable on June 15, 2010 amounted to approximately $85,000.
          Fees and expenses charged by Free Bulkers are included in the Consolidated Statements of Operations in “Management fees to a related party”, “General and administrative expenses” and “Operating expenses”. The total amounts charged for the year ended December 31, 2009 and 2008 amounted to $3,245 ($1,874 of management fees, $1,313 of service fees and $58 of superintendent fees) and $2,634 ($1,655 of management fees, $679 of services fees and $300 of partial contribution for the refurbishment of the office space used by the Company), respectively. The total amount charged for the twelve month period ended December 31, 2007 amounted to $875.
          The “General and administrative expenses” charged for the year ended December 31, 2009, 2008 and 2007 amounted to $4,156 (including $494 of stock-based compensation expense), $2,863 (including $107 of stock-based compensation expense) and $2,207 (including $96 of stock-based compensation expense), respectively.
          The balance due from Free Bulkers as of December 31, 2009, 2008 and 2007 was $1,410, $1,634 and $1,037 respectively. The amount paid to Free Bulkers for office space during the year ended December 31, 2009, 2008 and 2007 were $197, $206, and $67 respectively.
          On December 18, 2009 the Company awarded a bonus of $200 to Free Bulkers as recognition for its performance relating to the management of the Company’s fleet, that are included in “General and administrative expenses”. In addition, on December 31, 2009, the Company granted 420,000 restricted shares to certain Free Bulkers employees vesting in December 2012 pursuant to the Company’s stock incentive plan.
First Business Bank (FBB)
          FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, a loan of $26,250 which has been used to partly finance the acquisition of the M/V Free Impala in April 2008. On December 15, 2009, the Company reached an agreement for a new secured term loan of $27,750, with FBB to refinance its existing loan balance of $21,750 and to receive additional liquidity of up to $6,000. The outstanding balance of the loan as of December 31, 2009 was $27,750, while as of June 15, 2010 was $27,250. Interest charged under the loan facility for the twelve month period ended December 31, 2009, and December 31, 2008, amounts to $629 and $874, respectively, and is included in the interest and finance cost in the Consolidated Statements of Operations. The term loan bears interest at LIBOR plus a margin.
Other Related Parties
          The Company, through Free Bulkers and Safbulk, uses from time to time shipbrokerage firms associated with family members of Ion Varouxakis (our chairman, chief executive officer and president) for certain of the charters of the Company’s fleet. During the year ended December 31, 2009, 2008 and 2007, such ship-brokering firms charged the Company with commissions of $48, $112 and $36, respectively, which are included in “Commissions” in the Consolidated Statements of Operations. The balance due to the ship-brokering company as of December 31, 2009 and 2008 was $18 and $12, respectively.
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
          Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Global Market on November 8, 2007 under the trading symbols FREE, FREEW and FREEZ, respectively. Prior to that time our common stock, Class W warrants and Class Z warrants were traded on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively.
          The closing high and low sales prices of our common stock, Class W warrants and Class Z warrants as reported by the NASDAQ Stock Market, for the quarters and months indicated, are as follows:

	Common Stock		Class W Warrants		Class Z Warrants
For the Years Ended:	High	Low	High	Low	High	Low
December 31, 2007	$10.24	$2.76	$5.14	$0.25	$5.20	$0.48
December 31, 2008	7.97	0.90	3.05	0.02	3.35	0.05
December 31, 2009	3.49	1.17	0.34	0.03	0.65	0.08

	Common Stock		Class W Warrants		Class Z Warrants
For the Quarters Ended:	High	Low	High	Low	High	Low
March 31, 2008	6.09	4.49	2.45	1.06	2.45	1.40
June 30, 2008	7.97	5.90	3.05	1.85	3.35	1.85
September 30, 2008	7.07	3.95	2.24	0.97	2.65	1.25
December 31, 2008	4.01	0.90	1.15	0.02	1.46	0.05
March 31, 2009	1.88	0.54	0.24	0.04	0.33	0.08
June 30, 2009	3.49	1.17	0.34	0.07	0.65	0.10
September 30, 2009	2.43	1.57	0.31	0.04	0.55	0.16
December 31, 2009	1.75	1.27	0.25	0.03	0.32	0.16
March 31, 2010	1.34	1.28	0.12	0.11	0.20	0.20

	Common Stock		Class W Warrants		Class Z Warrants
For the Months Ended:	High	Low	High	Low	High	Low
December 31, 2009	1.49	1.34	0.15	0.03	0.25	0.16
January 31, 2010	1.59	1.28	0.15	0.09	0.25	0.17
February 28, 2010	1.41	1.11	0.11	0.06	0.24	0.17
March 31, 2010	1.30	1.25	0.11	0.11	0.20	0.19
April 30, 2010	1.44	1.38	0.10	0.10	0.15	0.14
May 31, 2010	1.37	1.29	0.11	0.10	0.15	0.14
D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation
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

          C. Material Contracts
          We have entered into three credit facilities with Credit Suisse, FBB and HBU. For a discussion of our loan facilities, please see the section of this annual report titled “Operating and Financial Review and Prospects – Long-Term Debt.” We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.
          D. Exchange Controls and Other Limitations Affecting Security Holders
     Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.
          E. Taxation
          The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.
          Taxation of Operating Income: In General
          Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain US territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S.-Source Gross Transportation Income” or “USSGTI.”
          Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. US law prohibits us from engaging in transportation that produces income considered to be 100% from sources within the United States.
          Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
          In the absence of exemption from tax under Section 883, our USSGTI would be subject to a 4% tax imposed without allowance for deductions as described below.
          Exemption of Operating Income from United States Federal Income Taxation
          Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•	our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”
          The Republic of the Marshall Islands, the jurisdiction where we and certain of our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
          For the 2007, 2008 and 2009 tax years, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test. For 2010 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. While we expect to satisfy the Publicly-Traded Test for such years, there can be no assurance in this regards. Our ability to satisfy the Publicly-Traded Test is discussed below.
          The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during the taxable year on all established securities markets in that country exceed the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Global Market.
          Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Market, and accordingly, we will satisfy this listing requirement.
          The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1 / 6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
          Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely-Held Test.” The Closely-Held Test will not disqualify us, however, if we can establish that our qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the ”Exception to the Closely-Held Test.”
          Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests set out under the regulations applicable to 5% Shareholders and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders.
          Further, the regulations require, and we must certify, that no person in the chain of qualified ownership owns shares used for qualification that are in bearer form.
          For purposes of being able to determine our 5% Shareholders, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
          There can be no assurance regarding whether we will be subject to the Closely-Held Test for any year or whether in circumstances where it would otherwise apply we will be able to qualify for the exception to the Closely-Held Test. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.
          Taxation in Absence of Exemption
          To the extent the benefits of Section 883 are unavailable, our USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
          To the extent the benefits of the Section 883 exemption are unavailable and our USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.
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
          Distributions. Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
          Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a “U.S. Individual Holder,” will generally be treated as “qualified dividend income” that is taxable to such a U.S. Individual Holder at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions treated as dividends paid by us that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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
          Sale, Exchange or Other Disposition of Common Stock. Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
          Passive Foreign Investment Company Status and Significant Tax Consequences. Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:
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
          We may hold, directly or indirectly, interests in other entities that are passive foreign investment companies, or Subsidiary PFICs. If we are a passive foreign investment company, each U.S. Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.
          Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes support this position. However, a recent case reviewing the deductibility of commissions by a foreign sales corporation decided that time charter income constituted rental income under the law due to specific characteristics of the time charters in that case. Tidewater Inc. v. U.S. , 565 F.3d 299 (5 th Cir., Apr. 13, 2009). While the IRS believed in the Tidewater case that the time charter income should be considered services income, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies and time charter income, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
          As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, provided that our common stock is listed on the NASDAQ Global Market and are treated as “regularly traded” on such market for the year in which the election is made, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.
          Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.
          Taxation of U.S. Holders Making a “Mark-to-Market” Election. Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is listed on the NASDAQ Global Market, our common stock will be treated as “marketable stock” for this purpose, provided that our common stock is regularly traded on such market in accordance with applicable Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election under the passive foreign investment company rules with respect to our common stock would not apply to a Subsidiary PFIC, and a U.S. Holder would generally not be able to make such a mark-to-market election in respect of such U.S. Holder’s indirect interest in a Subsidiary PFIC. Consequently, U.S. Holders could be subject to the passive foreign investment company rules with respect to income of a Subsidiary PFIC, the value of which had already been taken into account indirectly via mark-to-market adjustments with respect to our shares.
          Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
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
          Dividends on Common Stock. Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.
          If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
          Sale, Exchange or Other Disposition of Common Stock. Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

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
          If you sell your stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
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
          We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov/
          We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Alexandros Mylonas, Chief Financial Officer, FreeSeas Inc., 89 Akti Miaouli & 4 Mavrokordatou, Piraeus, Greece, telephone number +30-210-4528770 or facsimile number +30-210-4291010.

I.	Subsidiary Information

Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          Interest Rate Fluctuation
          The international dry bulk industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. To mitigate this risk, we have entered into two interest rate swap contracts (see Note 7 to our Consolidated Financial Statement filed under Item 18 hereof).
          Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2009 fiscal year by approximately $1,317 based upon our debt level during the period in 2009 during which we had debt outstanding.
          The following table sets forth for a period of five years the sensitivity of the loans on each of the vessels owned by us during fiscal 2009 in U.S. dollars to a 100-basis-point increase in LIBOR.
(In thousands of U.S. Dollars)

Vessel Name	2010	2011	2012	2013	2014

Free Hero/Free Goddess/Free Jupiter	$347	$297	$247	$195	$145
Free Impala/Free Neptune	$273	$248	$214	$179	$145
Free Knight	$167	$137	$107	$76	$46
Free Lady	$298	$268	$238	$207	$177
Free Maverick	$232	$208	$156	—	—
          Please see “Item 4. Information on the Company — Loans for Vessels” for a full description of each of these loans.
          Interest Rate Risk
          The Company is exposed to interest rate risk associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. The Company has two interest rate swaps outstanding with a total notional amount of $14,277 as of December 31, 2009. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in the Company’s earnings.
          The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy
          Foreign Exchange Rate Risk
          We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2009, 2008 and 2007, approximately 20.6%, 21.2% and 18%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2009 by approximately $225 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2009.
          Credit risk
          Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions.

          The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its charterers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
          Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in 2009 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan). There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.
ITEM 15. CONTROLS AND PROCEDURES
          (a) Disclosure Controls and Procedures . Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2009 our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that (i) the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) information is accumulated and communicated to management including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.
          (b) Management’s Annual Report on Internal Control over Financial Reporting . Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.
          Management has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2009 was effective.
          (c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
          (d) Changes in Internal Control over Financial Reporting.
          There were no changes in internal control over financial reporting during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
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

ITEM 16B. CODE OF ETHICS
          We have adopted a Code of Business Conduct and Ethics that applies to our officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.freeseas.gr. We will also provide a paper copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Alexandros Mylonas, Chief Financial Officer.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2008	2009
Audit fees (1)	$749	$704
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	749	704

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2009 and 2008, which include for 2009 fees for professional services related to the filing of our prospectus supplement to the Company’s previously filed shelf registration statement which we used for July 2009 follow-on offering and fees that relate to the Company’s filing on October 22, 2009 with the U.S. Securities and Exchange Commission of the registration statement on Form F-1 for the purpose of undertaking possible capital raises in the future and for 2008 fees for professional services related to the filing with the U.S. Securities and Exchange Commission of the registration statement on Form F-3
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
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
          At a meeting held on May 1, 2009, the Board of Directors of the Company approved the engagement of Ernst & Young (Hellas) Certified Auditors Accountants S.A, or E&Y, as its independent registered public accounting firm for the fiscal year ending December 31, 2009. At the same meeting, the Board of Directors of the Company approved the dismissal of PricewaterhouseCoopers, S.A., or PWC, as independent registered public accounting firm of the Company. The audit committee of the Board of Directors approved the change in independent registered public accounting firms on May 1, 2009.
          The reports of PWC on the Company’s financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and through June 15, 2010, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).
          In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2008, and in the subsequent interim period through May 1, 2009, there were no disagreements with PWC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures that, if not resolved to the satisfaction of PWC, would have caused PWC to make reference to the matter in their report. The Company has requested PWC to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated June 16, 2010, is filed as Exhibit 15.1 to this Form 20-F.
          During the two most recent fiscal years, the Company has not consulted with E&Y regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that E&Y concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.
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
PART III
ITEM 17. FINANCIAL STATEMENTS
          See Item 18.
ITEM 18. FINANCIAL STATEMENTS
          The following financial statements, together with the report of our Independent Registered Public Accounting Firm thereon, as set forth on pages F-1 through F-27, are filed as part of this annual report.
ITEM 19. EXHIBITS

Exhibit
No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Form of Class A Warrant	Exhibit 4.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.3	Warrant dated as of May 8, 2007 issued to FS Holdings Limited	Exhibit 4.3 to Registrant’s Registration Statement on Form F-3 filed on August 3, 2007 and incorporated herein by reference

2.4	Warrant dated as of June 22, 2007 issued to FS Holdings Limited	Exhibit 4.4 to Registrant’s Registration Statement on Form F-3 filed on August 3, 2007 and incorporated herein by reference

2.5	Form of Class W Warrant	Exhibit 4.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.6	Form of Class Z Warrant	Exhibit 4.4 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

Exhibit
No.:	Exhibit Description	Where Filed

2.7	Warrant Clarification Agreement dated May 10, 2007 between FreeSeas Inc. and American Stock Transfer & Trust Company	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

2.8	Form of Management Stock Option Agreement	Exhibit 4.5 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

2.9	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.1	Employment Agreement between Ion G. Varouxakis and FreeSeas Inc.	Exhibit 10.2 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.2	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.3	Mortgage dated September 29, 2004 by Adventure Three S.A. in favor of Hollandsche Bank — Unie N.V.	Exhibit 10.8 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.4	Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.9 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.5	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Two S.A.	Exhibit 10.11 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

4.6	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Two S.A. and Free Bulkers S.A.	Exhibit 10.20 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.7	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Three S.A.	Exhibit 10.12 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

4.8	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Three S.A. and Free Bulkers S.A.	Exhibit 10.13 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.9	Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.22 to Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.10	Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.23 to Amendment No. 2 of Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.11	Mortgage dated October 24, 2005 by Adventure Two S.A. in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.22 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.12	Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank — Unie N.V.	Exhibit 4.23 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

Exhibit
No.:	Exhibit Description	Where Filed

4.13	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank — Unie N.V.	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.14	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 4.28 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.15	Loan Agreement dated September 2006 between Adventure Four S.A. and First Business Bank S.A.	Exhibit 4.24 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.16	Deed of Assignment dated September 2006 between Adventure Four S.A. in favor of First Business Bank S.A.	Exhibit 4.25 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.17	Mortgage dated September 2006 by Adventure Four S.A. in favor of First Business Bank S.A.	Exhibit 4.26 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

4.18	Credit Agreement dated May 7, 2007 among Adventure Two S.A., Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.32 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.19	Credit Suisse Offer Letter dated August 28, 2007	Exhibit 10.33 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.20	Memorandum of Agreement dated May 1, 2007 for the M/V Free Hero	Exhibit 10.34 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.21	Memorandum of Agreement dated May 1, 2007 for the M/V Free Jupiter	Exhibit 10.35 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.22	Memorandum of Agreement dated August 29, 2007 for the M/V Free Goddess	Exhibit 10.36 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

4.23	Memorandum of Agreement dated January 22, 2008 for the M/V Free Impala	Exhibit 4.35 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.24	Memorandum of Agreement dated January 22, 2008 for the M/V Free Knight	Exhibit 4.36 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.25	Memorandum of Agreement dated March 10, 2008 for M/V Free Lady	Exhibit 4.38 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.26	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

Exhibit
No.:	Exhibit Description	Where Filed

4.27	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.28	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.29	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.30	Loan Agreement dated March 31, 2008 between Adventure Nine and First Business Bank	Exhibit 4.43 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.31	First Preferred Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.44 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.32	Deed of Covenants dated April 2, 2008 between Adventure Nine and First Business Bank	Exhibit 4.45 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.33	Credit Agreement dated January 21, 2008 among Adventure Two, Adventure Three and Adventure Seven with Hollandsche Bank — Unie N.V.	Exhibit 4.46 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.34	Short Term Loan Agreement among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank—Unie N.V.	Exhibit 4.47 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.35	Rollover Loan Agreement dated April 3, 2008 among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank — Unie N.V.	Exhibit 4.48 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.36	First Preferred Mortgage dated March 19, 2008 on the M/V Free Knight in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.49 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.37	Deed of Covenants between Adventure Seven and Hollandsche Bank — Unie N.V	Exhibit 4.45 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.38	Second Preferred Mortgage on the M/V Free Destiny in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.51 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.39	Second Preferred Mortgage on the M/V Free Envoy in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.52 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.40	Memorandum of Agreement dated August 7, 2008 for the M/V Free Maverick	Exhibit 4.53 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.41	First Preferred Mortgage on the M/V Free Maverick in favor of Hollandsche Bank — Unie N.V	Exhibit 4.54 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.42	Amended Credit Agreement dated August 12, 2008 among Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven with Hollandsche Bank — Unie N.V.	Exhibit 4.55 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.43	Supplemental Agreement dated June 26, 2008 to the	Exhibit 4.56 to

Exhibit
No.:	Exhibit Description	Where Filed

	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.44	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.45	First Supplemental Agreement dated March 17, 2009 to Loan Agreement dated March 31, 2008 with First Business Bank S.A.	Exhibit 4.58 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.46	Deed of Amendment dated March 17, 2009 of the Deed of Covenant dated April 2, 2008 between Adventure Nine S.A. and First Business Bank S.A.	Exhibit 4.59 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.47	Term Sheet dated March 2009 between HBU and FreeSeas Inc.	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.48	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.49	Memorandum of Agreement dated August 5, 2009 for the M/V Free Neptune	Exhibit 99.4 to Registrant’s 6-K filed on October 22, 2009

4.50	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009

4.51	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009

4.52	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009

4.53	Deed of Assignment dated September 15, 2009 between Adventure Two and New HBU II N.V.	Exhibit 99.8 to Registrant’s 6-K filed on October 22, 2009

4.54	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009

4.55	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009

4.56	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009

4.57	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009

4.58	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009

4.59	Form of Addendum to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009

4.60	Loan Agreement dated December 15, 2009 among	Filed herewith

Exhibit
No.:	Exhibit Description	Where Filed

Adventure Nine, Adventure Twelve and First Business Bank

4.61	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Filed herewith

4.62	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Filed herewith

4.63	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Filed herewith

4.64	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Filed herewith

4.65	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Filed herewith

4.66	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed herewith

4.67	First Preferred Liberian Ship Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Filed herewith

4.68	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Filed herewith

4.69	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Filed herewith

8.1	Subsidiaries of the Registrant	Filed as Exhibit 21.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-162630) filed on October 22, 2009 and incorporated herein by reference

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith

15.1	Letter Regarding Change in Certifying Accountant	Filed herewith

15.2	Consent of PricewaterhouseCoopers, S.A.	Filed herewith

15.3	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.	Filed herewith

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

By: Name:	/s/ Alexandros Mylonas Alexandros Mylonas
Title:	Chief Financial Officer
Dated: June 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Freeseas Inc.
We have audited the accompanying consolidated balance sheet of Freeseas Inc. as of December 31, 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freeseas Inc. at December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
June 16, 2010

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of FreeSeas Inc.:
In our opinion, the consolidated balance sheet as of December 31, 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of two years in the period ended December 31, 2008 present fairly, in all material respects, the financial position of FreeSeas Inc. and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers S.A.
Athens
April 14, 2009

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

		December 31,	December 31,
	Notes	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$6,341	$3,378
Restricted cash		1,750	1,095
Insurance claims		9,240	17,807
Due from related party	3	1,410	1,634
Inventories		601	579
Back log assets	6	—	907
Trade receivables, net of allowances for bad debts of $1,443 in 2009 and $221 in 2008		2,011	812
Prepayments and other		772	972

Total current assets		$22,125	$27,184
Vessels, net	4	270,701	275,405
Deferred charges, net	5	2,995	3,772
Restricted cash		1,500	1,500

Total assets		$297,321	$307,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$10,746	$10,916
Accrued liabilities		1,310	11,347
Unearned revenue		416	1,320
Due to related party	3	18	12
Derivative financial instruments at fair value — current portion	7	566	473
Deferred revenue — current portion		1,032	—
Bank loans — current portion	8	15,400	26,700

Total current liabilities		$29,488	$50,768
Derivative financial instruments at fair value — net of current portion	7	684	1,337
Deferred revenue — net of current portion		138	1,251
Bank loans — net of current portion	8	122,559	133,650

Total long term liabilities		$123,381	$136,238

Commitments and Contingencies	9	—	—
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	12	—	—

Common stock, $0.001 par value; 250,000,000 shares authorized, 32,487,480 and 21,171,329 shares issued and outstanding at December 31, 2009 and 2008	12	32	21
Additional paid-in capital		127,049	110,322
Retained earnings		17,371	10,512

Total shareholders’ equity		$144,452	$120,855

Total liabilities and shareholders’ equity		$297,321	$307,861

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	Year ended December 31,
	2009	2008	2007
OPERATING REVENUES	$57,533	$66,689	$20,147

OPERATING EXPENSES:
Voyage expenses	(1,394)	(527)	(267)
Vessel operating expenses	(17,813)	(16,354)	(6,001)
Depreciation expense (Note 4)	(16,006)	(13,349)	(4,435)
Amortization of deferred charges (Note 5)	(1,742)	(788)	(757)
Management and other fees to a related party	(1,874)	(2,634)	(875)
Commissions	(3,089)	(3,383)	(1,095)
General and administrative expenses	(4,156)	(2,863)	(2,207)
Bad debts	—	(221)	(118)
Gains on sale of vessel (Note 4)	—	—	1,369

Income (loss) from operations	$11,459	$26,570	$5,761

OTHER INCOME (EXPENSE):
Interest and finance costs	(4,323)	(6,453)	(5,774)
Loss on derivative instruments (Note 7)	(111)	(1,456)	(749)
Interest income	24	580	639
Other	(190)	(49)	(33)

Other income (expense)	$(4,600)	$(7,378)	$(5,917)

Net income (loss)	$6,859	$19,192	$(156)

Basic earnings (loss) per share	$0.27	$0.91	$(0.02)
Diluted earnings (loss) per share	$0.27	$0.91	$(0.02)
Basic weighted average number of shares	25,463,862	21,006,497	8,786,287
Diluted weighted average number of shares	25,463,862	21,051,963	8,786,287
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(All amounts in tables in thousands of United States Dollars, except for share and per share data)

			Additional	Retained
	Common	Common	Paid-in	Earnings
	Shares	Shares $	Capital	(Accumulated deficit)	Total
Balance December 31, 2006	6,290,100	6	9,703	(2,702)	7,007
Issuance of shares, net (Note 12)	12,650,000	12	95,141		95,153
Distributions to shareholders	—		(6)		(6)
Stock compensation expense	—		96		96
Stock issued upon exercise of warrants	1,803,356	2	8,665		8,667
Discount on promissory note			1,865		1,865
Net loss	—			(156)	(156)

Balance December 31, 2007	20,743,456	20	115,464	(2,858)	112,626
Dividend payments			(7,335)	(5,822)	(13,157)
Stock compensation expense			107		107
Stock issued upon exercise of warrants	177,873		836		836
Stock issued upon exercise of options	250,000	1	1,250		1,250
Net income				19,192	19,192

Balance December 31, 2008	21,171,329	21	110,322	10,512	120,855
Common shares issued	10,041,151	10	16,234	—	16,244
Stock compensation expense	—	—	493	—	493
Restricted shares issued	1,275,000	1	—	—	1
Net income	—	—	—	6,859	6,859
Balance December 31, 2009	32,487,480	$32	$127,049	$17,371	$144,452
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in tables in thousands of United States dollars)

	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
Cash Flows from Operating Activities:
Net income (loss)	$6,859	$19,192	$(156)

Adjustments to reconcile net income (loss) to net cash
Depreciation (Note 4)	16,006	13,349	4,435
Amortization of deferred charges (Note 5)	2,087	1,141	757
Amortization of debt discount	—	—	433
Provision for bad debts	—	221	118
Compensation cost (Note 11)	494	107	96
Write off of deferred financing fees (Note 5)	111	639	2,570
Change in fair value of derivatives (Note 7)	(560)	1,061	749
Amortization of deferred revenue	(81)	(368)	(1,516)
Gain on sale of vessel (Note 4)	—	—	(1,369)
Back log asset (Note 6)	907	899	—

Changes in:
-Trade receivables	(1,199)	(973)	100
-Insurance claims	8,567	(1,691)	(15,631)
-Due from related party	224	(597)	(997)
-Inventories	(22)	(80)	(257)
-Prepayments and other	200	(638)	(334)
-Accounts payable	(170)	7,735	1,178
-Accrued liabilities	(10,037)	(5,366)	15,198
-Unearned revenue	(904)	537	604
-Due to related party	6	12	—
Dry-docking and special survey (Note 5)	(1,097)	(2,617)	(907)

Net Cash from Operating Activities	$21,391	$32,563	$5,071

Cash flows from (used in) Investing Activities:
Vessel acquisitions (Note 4 & Note 6)	(11,302)	(182,539)	(97,585)
Cash from sale of vessel, net	—	—	10,606

Net Cash used in Investing Activities	$(11,302)	$(182,539)	$(86,979)

Cash flows from (used in) Financing Activities:
(Increase) in restricted cash	(655)	(2,245)	(350)
Net movement in bank overdraft	—	—	(2,000)
Proceeds from long term loan	6,000	153,650	104,743
Payments of bank loans	(28,391)	(49,600)	(56,273)
Payments of shareholders loans	—	—	(16,614)
Proceeds from issuance of common shares, net of issuance costs (Note 12)	16,244	—	95,153
Exercise of warrants (Note 12)	—	836	8,667
Exercise of stock options (Note 12)	—	1,250	—

	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
Shareholders loans	—	—	14,000
Common stock dividend	—	(13,157)	—
Deferred financing fees (Note 5)	(324)	(774)	(2,396)

Net Cash from (used in) Financing Activities	$(7,126)	$89,960	$144,930

Net increase (decrease) in cash in hand and at bank	$2,963	$(60,016)	$63,022
Cash and cash equivalents, Beginning of year	3,378	63,394	372

Cash and cash equivalents, end of year	$6,341	$3,378	$63,394

Supplemental Cash Flow Information:
Cash paid for interest	$4,462	$4,410	$2,629
Non-cash shareholder distributions	—	—	$6
Discount on promissory note	—	—	$1,865

Liability assumed in connection with vessel acquisitions	—	—	$3,136
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas” or “the Group”). FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies. The management of FreeSeas’ vessels is performed by Free Bulkers S.A. (“Free Bulkers”), a Marshall Islands company that is controlled by the Chief Executive Officer of FreeSeas (see Note 3).
During the year ended December 31, 2009, the Group owned and operated eight Handysize and two Handymax dry bulk carriers. As of December 31, 2009, FreeSeas is the sole owner of all outstanding shares of the following ship-owning subsidiaries:

	%					Date of	Date of
Company	Owned	M/V	Type	Dwt	Built	Acquisition	Disposal
Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	N/A
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	N/A
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A
Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	N/A
Adventure Eleven S.A	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A
Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A
2. Significant Accounting Policies
a)	FASB Accounting Standards Codification: In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 168 (“SFAS 168”), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” codified as Accounting Standards Codification (“ASC”) 105, which establishes the ASC as the source of authoritative accounting literature recognized by the FASB to be applied by nongovernmental entities in addition to rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative accounting principles generally accepted in the United States of America (“GAAP”) for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. ASC 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of the financial statements. Following this statement, the FASB will issue new standards in the form of Accounting Standards Updates (“ASU”). In conjunction with the issuance of SFAS 168, the FASB also issued its first Accounting Standards Update No. 2009-1, “Topic 105 –Generally Accepted Accounting Principles” (“ASU 2009-1”) which includes SFAS 168 in its entirety as a transition to the ASC. ASU 2009-1 was effective on a prospective basis for interim and annual periods ended after September 15, 2009. The Codification was effective for the Company for the interim reporting period ended September 30, 2009. As a result of the adoption of this pronouncement, the Company’s consolidated financial statements reference the Codification as the sole source of authoritative literature. Accordingly, all accounting references have been updated and SFAS references have been replaced with ASC references as if the SFAS has been adopted into the Codification. The Codification did not change or alter existing GAAP and, therefore, it did not have an impact of the Company’s financial position, results of operations and cash flows.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
b)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with “US GAAP” and include in each of the three years in the period ended December 31, 2009 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)	Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d)	Comprehensive Income: The Company follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. For the years ended December 31, 2009, 2008 and 2007 comprehensive income was the same as net income.

e)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its charterers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

Credit risk with respect to trade accounts receivable is high due to the fact that the Company’s total income is derived from few charterers. During the years ended December 31, 2009, 2008 and 2007 charterers that individually accounted for more than 10% of the Company’s voyage revenues are as follows:

Charterer	FY 2009	FY 2008	FY 2007
A	37%	38%	—
B	18%	13%	—
C	Less than 10%	10%	Less than 10%
D	—	—	30%
E	—	—	19%
f)	Foreign Currency Translation: The functional currency of the Group is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in other income/loss in the accompanying consolidated statements of operations.

g)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)	Restricted Cash: Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security required under the respective loan agreements.

i)	Trade Receivables, net: The amount shown as Trade Receivables at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of an allowance for doubtful debts. An estimate is made of the allowance for doubtful debts based on a review of all outstanding amounts at year end, and an allowance is made for any accounts which management believes are not recoverable

j)	Insurance Claims: Insurance claims comprise claims submitted and/or claims in the process of compilation for submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. They are recorded as incurred on the accrual basis and represent the claimable expenses incurred, net of deductibles, the recovery of which is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed. Any non-recoverable amounts are included in

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
accrued liabilities and are classified as operating expenses in the statement of operations. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

k)	Inventories: Inventories, which are comprised of bunkers and lubricants remaining on board the vessels at year end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.

l)	Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred.

m)	Vessels’ Depreciation: The cost of the Group’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s vessels, the fleet useful life was increased from 27 to 28 years. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250, “Accounting Changes and Error Corrections” was to increase net income for the year ended December 31, 2009 by $1,088 or $0.04 per weighted average number of share, both basic and diluted.

n)	Impairment of Long-lived Assets: The Company follows the guidance under ASC 360, “Property, Plant and Equipment”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as future undiscounted net operating cash flows, vessel sales and purchases, business plans and overall market conditions. The Company determines future undiscounted net operating cash flows for each vessel and compares it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering estimated vessel’s utilization, its scrap value, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated useful life of the vessel, net of vessel operating expenses adjusted for inflation, and cost of scheduled major maintenance. When the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. As of December 31, 2009, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Group’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that no impairment of vessel existed as of December 31, 2009, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel.

o)	Accounting for Special Survey and Dry-docking Costs: The Group follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.

p)	Financing Costs: Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods, using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, if the refinancing is deemed to be a debt extinguishment under the provision of ASC 470-50 “Debt: Modifications and Extinguishments.”

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
q)	Unearned Revenue: Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. These amounts are recognized as revenue over the voyage or charter period.

r)	Deferred Revenue and Back-log assets: When a vessel is acquired with an assumed remaining time charter, the Company records any below or above market value of the time charter assumed. The difference between market and assumed below-market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back log asset and amortized on a straight line basis to revenue over the remaining life of the assumed time charter.

s)	Interest Rate Swaps: The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Such swap agreements, designated as “economic hedges” are recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2007, 2008 and 2009, there was no derivative transaction meeting such hedge accounting criteria; therefore the change in their fair value is recognised in earnings. Effective January 1, 2009, the Company adopted the accounting pronouncement relating to the expanded disclosure requirements about derivative instruments and hedging activities codified as ASC 815, “Derivatives and Hedging”. ASC 815 intends to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ASC 815 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

t)	Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade (net of allowance), insurance claims, prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, approximate their respective fair values.

u)	Fair Value Measurements: In September 2006, the FASB issued ASC 820, “Fair Value Measurements and Disclosures” which defines and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain nonfinancial assets and nonfinancial liabilities, for which the statement was effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations. Effective January 1, 2009, the Company adopted ASC 820-10-65, “Fair Value Measurements and Disclosures” that provides additional guidelines for estimating fair value in accordance with fair value accounting. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position, cash flows or results of operations. In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, a entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations or financial condition.

v)	Fair value option: In February, 2007, the FASB issued ASC 825, “Financial Instruments,” which permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported, therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement. In April 2009, the FASB issued guidance that amends the requirements for disclosures about fair value of financial instruments for annual as well as interim reporting periods. These pronouncements were effective prospectively for all interim and annual reporting periods ending after June 15, 2009. The adoption of this statement did not have any impact on the Company’s financial condition and results of operations.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
w)	Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage while the related voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, the Group agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

x)	Profit Sharing Arrangements: From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may have received additional income at an agreed percentage of net earnings earned by such charterer, where those earnings are over the base rate of hire and settled periodically during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned.

y)	Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income as incurred and are included in vessel operating expenses in the accompanying Consolidated Statements of Operations.

z)	Stock-Based Compensation: Following the provisions of ASC 718, “Compensation- Stock Compensation” the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was-in substance, a separate award.

aa)	Earnings per Share: Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (warrants, options restricted shares) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.

bb)	Segment Reporting: The Group reports financial information and evaluates its operations by total charter revenues. The Group does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

cc)	Subsequent Events: In May 2009, FASB issued ASC 855, “Subsequent events”. The objective of this guidance is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance does not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements. This guidance introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. In accordance with this guidance, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company has adopted ASC 855 for the financial period ended June 30, 2009. In February 2010, the FASB issued ASU 2010-09, Subsequent Events

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
(Topic 855)-Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 addresses both the interaction of the requirements of Topic 855 with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events (ASC 855-10-50-4). This update amends ASC 855-10 as follows: (1) an entity that either (a) is an SEC filer or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets) is required to evaluate subsequent events through the date that the financial statements are issued. If an entity meets neither of those criteria, then it should evaluate subsequent events through the date the financial statements are available to be issued; (2) the glossary of ASC 855 is amended to include the definition of SEC filer. An SEC filer is an entity that is required to file or furnish its financial statements with either the SEC or, with respect to an entity subject to Section 12 (i) of the Securities Exchange Act of 1934, as amended, the appropriate agency under that Section. It does not include an entity that is not otherwise an SEC filer whose financial statements are include in a submission by another SEC filer; (3) an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between ASC 855-10 and the SEC’s requirements; (4) the glossary of ASC 855 is amended to remove the definition of public entity. The definition of a public entity in ASC 855 was used to determine the date through which subsequent events should be evaluated. Based on the amendments, that definition is no longer necessary for purposes of ASC 855; (5) the scope of the reissuance disclosure requirements is refined to include revised financial statements only. The term revised financial statements is added to the glossary of ASC 855. Revised financial statements include financial statements revised either as a result of correction of an error or retrospective application of U.S. generally accepted accounting principles. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not a SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC’s literature. All of the amendments in this update are effective upon issuance of the final update, except for use of the issued date for conduit debt obligors. That amendment is effective for interim or annual period ending after June 15, 2010. The Company has adopted ASU 2010-09 for the financial period ended December 31, 2009.

dd)	Recent Accounting Standards Updates:
ASU 2009-16: In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a “qualifying special-purpose entity”, (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. ASU 2009-16 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The provisions of ASU 2009-16 are not expected to have a material impact on the Company’s consolidated financial statements
ASU 2009-17: In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective as of the beginning of an enterprise’s first fiscal year beginning after November 15, 2009, and for interim periods within that first period. The provisions of ASU 2009-17 are not expected to have a material impact on the Company’s consolidated financial statements.
ASU 2010-01: In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. ASU 2010-01 is effective for interim or annual periods ending on or after December 15, 2009 and is adopted retrospectively. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
ASU 2010-06: In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The provisions of ASU 2010-06 are not expected to have a material impact on the Company’s consolidated financial statements.
ASU 2010-11: In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU’s transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not been engaged in any such contracts and thus, the impact to the Company cannot be determined until any such contact is entered.
ASU 2010-13: In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
3. Related Party Transactions
Free Bulkers
All vessels listed in Note 1 (except M/V Free Fighter which was sold in April 2007) receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers.
On September 17, 2009, each of the Company’s ship-owning subsidiaries amended its management agreement with Free Bulkers effective from October 1, 2009, increasing the monthly technical management fee from $15 to $16.5 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance.
FreeSeas also pays Free Bulkers a commission equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of Free Bulkers. In this respect, the Company paid Freebulkers in 2009 an amount of $110 relating with the acquisition of M/V Free Neptune. FreeSeas also pays the travel and accommodation expenses of the Free Bulkers staff when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. Furthermore, Free Bulkers has entered into an agreement with Safbulk Pty Ltd for the provision of charter and post-charter management services of our fleet.
On September 17, 2009, FreeSeas amended its services agreement with Free Bulkers which was effective from January 1, 2008 pursuant to which the annual fee of $1,200 was increased to $1,422, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be increased for the following month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.35 $/Euro exchange rate) effective October 1, 2009. Free Bulkers is

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with Free Bulkers. Such termination fee as of December 31, 2009 amounted to approximately $96,000 while based on the $/€ exchange rate applicable on June 15, 2010 amounted to approximately $85,000.
Fees and expenses charged by Free Bulkers are included in the accompanying Consolidated Statements of Operations in “Management fees to a related party”, “General and administrative expenses” and “Operating expenses”. The total amounts charged for the year ended December 31, 2009 and 2008 amounted to $3,245 ($1,874 of management fees, $1,313 of services fees and $58 of superintendent fees) and $2,634 ($1,655 of management fees, $679 of services fees and $300 of partial contribution for the refurbishment of the office space used by the Company), , respectively. The total amount charged for the year ended December 31, 2007 amounted to $875 of management fees.
The balance due from Free Bulkers as of December 31, 2009 and 2008 was $1,410 and $1,634 respectively. The amount paid to Free Bulkers for office space during the year ended December 31, 2009, 2008 and 2007 was $197, $206, and $67 respectively and is included in “General and administrative expenses” in the accompanying Consolidated Statements of Operations.
On December 18, 2009 the Company awarded a bonus of $200 to Free Bulkers as recognition for its performance relating to the management of the Company’s fleet, which bonus is included in “General and administrative expenses.” In addition, on December 31, 2009, the Company granted 420,000 restricted shares to certain Free Bulkers employees vesting in December 2012 pursuant to the Company’s equity incentive plan (see Note 11). The cost of these shares is amortized over the vesting period and is included in “General and administrative expenses” in the accompanying Consolidated Statements of Operations.
First Business Bank (FBB)
FreeSeas received from FBB, a financial institution in which one of the Company’s major shareholders holds a substantial interest, a loan of $26,250 which has been used to partly finance the acquisition of the M/V Free Impala in April 2008 (Note 4). On December 15, 2009, the Company reached an agreement for a new secured term loan of $27,750 from FBB to refinance its existing loan balance of $21,750 and to receive additional liquidity of up to $6,000 (Note 8). The outstanding balance of the loan as of December 31, 2009 was $27,750. Interest charged under the loan facility for the years ended December 31, 2009 and 2008 amounts to $629 and $874, respectively, and is included in the interest and finance cost in the accompanying Consolidated Statements of Operations.
Other Related Parties
The Company, through Freebulkers and Safbulk use from time to time shipbrokerage firms associated with Mr. Ion Varouxakis (the Company’s chairman, chief executive officer and president) family members for certain of the charters of the Company’s fleet. During the year ended December 31, 2009, 2008 and 2007, such ship-brokering firms charged the Company with commissions of $48, $112 and $36, respectively, which are included in “Commissions” in the accompanying Consolidated Statements of Operations. The balance due to the ship-brokering companies as of December 31, 2009 and 2008 was $18 and $12 respectively.
4. Vessels

		Accumulated	Net Book
	Vessel Cost	Depreciation	Value
December 31, 2006	$28,273	$(8,904)	$19,369
Additions new vessels	100,721	—	100,721
Depreciation	—	(4,435)	(4,435)
Disposal of vessel	(11,213)	3,579	(7,634)

December 31, 2007	$117,781	$(9,760)	$108,021
Additions new vessels	180,733	—	180,733
Depreciation	—	(13,349)	(13,349)

December 31, 2008	$298,514	$(23,109)	$275,405
Additions new vessels	11,302	—	11,302
Depreciation	—	(16,006)	(16,006)

December 31, 2009	$309,816	$(39,115)	$270,701

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
In 2009, the Company agreed to purchase the M/V Free Neptune from an unaffiliated third party for $11,000 plus costs directly related to the purchase amounting to $302. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009. With the acquisition of the M/V Free Neptune, the Company’s fleet increased from nine to ten vessels. The Company financed the acquisition using cash on hand which was raised as part of the Company’s follow on equity offering in July 2009 (as discussed in Note 12 below).
During 2008, the Company acquired the M/Vs Free Knight, Free Impala, Free Lady and Free Maverick for a total purchase cost of $180,733.
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
All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 8 below.
5. Deferred Charges

		Special
	Dry-docking	survey	Financing
	costs	costs	costs	Total
December 31, 2006	$730	$1,453	$117	$2,300
Additions	147	760	2,396	3,303
Write-offs	(350)	(1,252)	(1,083)	(2,685)
Amortization	(285)	(209)	(263)	(757)

December 31, 2007	$242	$752	$1,167	$2,161
Additions	737	1,880	774	3,391
Write-offs	—	—	(639)	(639)
Amortization	(273)	(515)	(353)	(1,141)

December 31, 2008	$706	$2,117	$949	$3,772
Additions	551	546	324	1,421
Write-offs	—	—	(111)	(111)
Amortization	(504)	(1,238)	(345)	(2,087)

December 31, 2009	$753	$1,425	$817	$2,995

Additions to deferred dry-docking and special survey costs in 2009 related to the dry docking and special survey of the M/V Free Impala and the M/V Free Neptune.
Additions to deferred financing fees in 2009 relate to the fees paid for the amended and restated loan agreement entered between the Company and HBU (now known as Deutsche Bank Nederland N.V, following the acquisition of HBU by Deutsche Bank.), effective September 15, 2009 and the new secured term loan of $27,750 entered between the Company and FBB on December 15, 2009 (see Note 8).
An amount of $111 and $639 relating to unamortized deferred financing fees of the FBB and HSH refinanced loans in 2009 and 2008 respectively, were written off under the provisions of ASC 470-50.
The unamortized balance of deferred charges for the M/V Free Fighter was written off at the time of the sale of that vessel on April 27, 2007 and was included in the determination of the gain from sale of this vessel. During 2007, the Group drew $77,074 under the Senior and Junior loans available to it by HSH Nordbank and BTMU Capital and drew $14,000 under an unsecured shareholders loan, in order to finance part of

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
the purchase of the M/V Free Hero, M/V Free Jupiter and M/V Free Goddess. Pursuant to the terms of the relative loan agreements, upon a successful public offering in excess of $50,000 the Group effected certain mandatory payments against these loans. The unamortized balance of $1,083 of deferred charges related to financing costs was written off and, together with $1,487 of unamortized debt discount is included in “Interest and Finance Costs” in the accompanying Consolidated Statements of Operations.
6. Back-log Assets
The Company estimates the fair values of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below or above market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back-log asset and amortized on a straight line basis to revenue over the remaining life of the assumed time charter. The back-log asset relating to the acquisition of the M/V Free Maverick which was acquired in September 2008 was fully amortized during the year ended December 31, 2009. The amortization for the year ended December 31, 2009 amounted to $907 ($899 for the year 2008).
7. Derivatives at Fair Value
The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.
During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company entered into two interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein were recognized in the balance sheets and statements of operations, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements.
Under the terms of the two swap agreements, the Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $9,299 and $4,978 as of December 31, 2009 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swap agreements concluded in 2009 and 2008.
The gain (loss) on the Company’s two interest rate swaps, which is separately reflected in the accompanying Consolidated Statements of Operations comprises of a realized loss of $671 and an unrealized gain of $560, a realized loss of $395 and an unrealized loss of $1,061 and an unrealized loss of $749 for the year ended December 31, 2009, 2008 and 2007, respectively.
The following table presents the assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures”. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Fair Value Measurements as of December 31, 2009
Quoted
Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$1,250	$—	$1,250	$—

Total	$1,250	$—	$1,250	$—

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
8. Long-Term Debt
Long-term debt as of December 31, 2009 and 2008 consists of the following bank loans:
(In thousands of U.S. Dollars)

	December 31, 2009			December 31, 2008
	Current	Long-term		Current	Long-term
Lender	portion	portion	Total	portion	portion	Total
HBU (a)	$3,000	$14,750	$17,750	$4,000	$17,750	$21,750
HBU (b)	$2,400	$21,809	$24,209	$6,200	$25,900	$32,100
Credit Suisse (c)	$5,000	$31,975	$36,975	$6,725	$36,975	$43,700
Credit Suisse (d)	$3,000	$28,275	$31,275	$6,775	$31,275	$38,050
First Business Bank S.A. (e)	$2,000	$25,750	$27,750	$3,000	$21,750	$24,750
Total	$15,400	$122,559	$137,959	$26,700	$133,650	$160,350

The repayment terms of the loans outstanding as of December 31, 2009 were as follows:

Lender	Vessel	Remaining Repayment Terms

(a) HBU	M/V FREE KNIGHT M/V FREE DESTINY M/V FREE ENVOY	Twenty-three quarterly installments of $750 followed by one installment of $500.

(b) HBU	M/V FREE MAVERICK	Eleven quarterly installments of $600 and one balloon payment of $17,609 to be paid with the last installment.

(c) Credit Suisse	M/V FREE HERO M/V FREE GODDESS M/V FREE JUPITER	Twenty-four quarterly installments of $1,250 and a balloon payment of $6,975 to be paid with the last installment.

(d) Credit Suisse	M/V FREE LADY	Twenty-five consecutive quarterly installments of $750 and a balloon payment of $12,525 to be paid with the last installment.

(e) First Business Bank	M/V FREE IMPALA M/V FREE NEPTUNE	Twenty-eight quarterly consecutive installments, the first four installments of $500 beginning on March 16, 2010, then followed by twenty-four installments in the amount of $837.5 each plus a balloon payment in the amount of $5,650, payable together with the last installment.
The vessels indicated in the above table are pledged as collateral for the respective loans.
The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels.
All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 2.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.
The weighted average interest rate for the year ended December 31, 2009 and 2008 was 2.51% and 3.07%, respectively. Interest expense incurred under the above loan agreements amounted to $3,708 and $5,101 for the year ended December 31, 2009 and 2008, respectively, and is included in “Interest and Finance Costs” in the accompanying Consolidated Statements of Operations.
On March 20, 2009, the Company entered into a term sheet with HBU pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100 with a new 3.5 year facility payable as follows: 13 quarterly installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The existing conditional HBU overdraft facility III amounting to $3,000 was terminated upon the refinancing of the balloon payment. On September 15, 2009 the Company executed a restated agreement with HBU based on the term sheet signed on March 20, 2009 amending the credit agreement dated August 12, 2008, with a new 3.5 year facility which is payable as follows: 13 quarterly installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 4.25% above LIBOR. In addition the new value to loan covenant ratio is as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, v) 125% from December 31, 2012 onwards. Additionally at the end of each financial year the Company must effect a prepayment in an aggregate amount equal to: (i) 75% of excess cash, in the event that the value to loan ratio is less than or equal to 70%, (ii) 50% of excess cash, in the event that the value to loan ratio is less than or equal to 100%, (iii) 25% of excess cash, in the event that the value to loan ratio is less than 110% and (iv) no prepayment shall be made, in the event that the value to loan ratio is equal to or greater than 110%. For the financial year ended December 31, 2009, no excess cash existed and thus no prepayment was due. The amended credit agreement requires that an amount equal to 10% of any equity offering proceeds received by the Company (with a maximum of $3,000 over the lifetime of the facilities) shall be applied in prepayment of the HBU Facilities. The Company has prepaid on October 19, 2009 an amount of $1,691 representing the 10% of the equity proceeds in connection with the equity offering completed in July 2009 (see Note 12).
On December 1, 2009, the Company executed an amended and restated agreement with HBU pursuant to which HBU approved the change of the Flag State from the Republic of Marshall Islands to the Republic of Liberia for the M/V Free Destiny, which is owned by Adventure Two, S.A., and for the M/V Free Envoy, which is owned by Adventure Three S.A. None of the other provisions of the Company’s agreements with HBU were modified as a result of such amended and restated agreement.
Company’s remaining undrawn availability from the HBU overdraft facility commitment as of December 31, 2009 amounted to $625.
On November 27, 2009, the Company entered into a supplemental agreement with Credit Suisse pursuant to which Credit Suisse approved the change of the Flag State from the Republic of Marshall Islands to the Republic of Liberia for M/V Free Goddess, M/V Free Hero and M/V Free Jupiter.
On December 15, 2009, the Company entered into an agreement with FBB for a loan facility of $27,750 to refinance the outstanding indebtedness with FBB of $21,750 and an additional amount of $6,000 to provide corporate liquidity. The new loan facility is repayable in 28 quarterly installments, the first four in the amount of $500 each, followed by 24 installments in the amount of $837.5 plus a balloon in the amount of $5,650 payable together with the last installment. The new loan bears margin above LIBOR and vessels Free Impala and Free Neptune were put as collateral. The Company has drawn down the additional amount of $6,000 on December 16, 2009.
Loan Covenants
As of December 31, 2009 the Company’s loan agreements contain various financial covenants as follows:
a)	Credit Suisse loan agreement: i) the Company should maintain minimum cash balances of $375 for each of the Company’s vessels covered by the loan agreement; ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance.

b)	FBB loan agreement: i) the Company should maintain an average corporate liquidity of at least $3,000 ii) the leverage ratio of the corporate guarantor should not at any time exceed 55%; iii) the ratio of EBITDA to net interest expense must not be less than 3; iv) the fair market value of the financed vessels should be at least (a) 100% of the outstanding loan balance up to June 30, 2010, (b) 115% for the period July 1, 2010 to June 30, 2011 and (c) 125% thereafter..

c)	HBU loan agreement: i) the interest coverage ratio should not be less than 3.75; ii) the debt service coverage ratio should not be less than 1.00; iii) the gearing ratio should not exceed 2.5; iv) the outstanding loan balance should not be more than a ratio of the fair market value of the financed vessels as follows: (a) 70% from September 15, 2009 until and including June 30, 2010, (b) 100% from July 1, 2010 until and including June 30, 2011, (c) 110% from July 1, 2011 until and including June 30, 2012, (d) 120% from July 1, 2012 until and including December 30, 2012 and (e) 125% from December 31, 2012 onwards.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
In the event of non-compliance with the covenants prescribed in the loan agreements, including the result of a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure the Company’s debt and bring the Company into compliance with the debt covenants, and could result in the lenders requiring immediate payment of the loans.
As of December 31, 2008, and at the end of each quarter in the year ended December 31, 2009 the Company was not in compliance with certain loan covenants set forth in its loan agreements which have been either waived or permanently amended as follows:
Credit Suisse loan agreement
On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value-to-loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, the Company agreed and prepaid $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR. On November 6, 2009, Credit Suisse has further agreed to reduce the market value-to-loan covenant from 135% to 115% from April 1, 2010 until April 1, 2011 on its revolving credit facility with the Company. For the period from April 1 2010 until April 1 2011 the interest payable on the loan shall remain at 2.25% above LIBOR.
FBB loan agreement
On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of the Company’s ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR. In May 2009, the Company initiated discussions with FBB in order to extend the waiver related to the value to loan covenant up to July 1, 2010, which discussions were concluded on July 17, 2009.
Following the conclusion of the loan agreement as of December 15, 2009, the Company is in compliance with the amended financial covenants included therein.
HBU loan agreement
During 2009, the Company was not in compliance with certain of the covenants included in the original loan agreement with HBU which were either amended or waived. As of December 31, 2009, the Company was not in compliance with the debt service cover ratio included in the amended and restated loan agreement with HBU which is calculated on an annual basis. On February 17, 2010 the Company received a waiver for the breach of the specific covenant as of December 31, 2009.
Based on the waivers, the waiver renewals and the amendments in the loan agreements discussed above, the Company was in compliance with all applicable debt covenants at December 31, 2009. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial and other covenants of its loan agreements at future covenant measurement dates and for a period satisfactory to support long – term classification of Debt. Accordingly, in accordance with the provisions of ASC 470-10-45 “Debt-Other presentation matters” and ASC 470-10-55 “Debt-Implementation guidance and illustrations”, all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities.
As of December 31, 2009, the following repayments of principal are required over the next five years and throughout their term for the Company’s debt facilities:
(In thousands of U.S. Dollars)

Period	Principal Repayments
January 1, 2010 to December 31, 2010	15,400
January 1, 2011 to December 31, 2011	16,750
January 1, 2012 to December 31, 2012	33,759
January 1, 2013 to December 31, 2013	14,350
January 1, 2014 to December 31, 2014	14,350
January 1, 2015 and thereafter	43,350
Total	137,959

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
9. Commitments and Contingencies
Future minimum contractual charter revenue
M/V Free Jupiter is the only vessel in our fleet that is committed to a long time charter with a balance period longer than 12 months as of December 31, 2009 at a rate of $25,216 per day through February 2011 and any day in excess at $28,000 per day through May 2011. Therefore, the Company’s future minimum contractual charter revenue net of commission as of December 31, 2009 will be:

Years ending December 31,	Amount*
2010	$8,744
2011	$1,150
Total	$9,894

*	These amounts do not include any assumed off–hire.
Agreement with financial advisor
On December 15, 2005, FreeSeas entered into an agreement with HCFP Brenner (“HCFP”), a financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the merger (the “Transaction”) with Trinity Partners Acquisition Co., Inc. (“Trinity”) and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor provided certain financial and consulting services and advice, for which the Company was obligated to pay up to $400, payable in amounts equal to 5% of each $1,000 received by FreeSeas from the exercise of FreeSeas warrants. The amount outstanding in Accrued Liabilities as of December 31, 2009 and 2008 is $8.
Upon the consummation of the Transaction on December 16, 2005, FreeSeas assumed Trinity’s obligations under a purchase option sold to HCFP. Under that purchase option, HCFP had the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit consisted of two shares of FreeSeas’ common stock, five Class W warrants and five Class Z warrants. Each Series B Unit consisted of two shares of FreeSeas’ common stock, one Class W warrant and one Class Z warrant. The exercise price of the warrants included in the units was $5.50 per share. The purchase option expired on July 29, 2009.
In addition, FreeSeas assumed an obligation to pay HCFP a fee equal to 5% of the warrant price for the solicitation of the exercise of FreeSeas warrants by HCFP under certain circumstances. The amount paid during the year ended December 31, 2009 and 2008 was $nil and $18, respectively. There were no amounts paid during the same period in 2007.
Claims
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any material claims against the Company or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any material claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.
On September 21, 2007, the vessel M/V Free Jupiter ran aground off the coast of the Philippines. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008. On February 9, 2009, the Company entered into an agreement with the salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation. The final adjustment of general average of the casualty was issued on November 30, 2009 apportioning a total of $7,960 between the various insurers and parties involved. On February 9, 2010 the claims committee of the lead hull underwriters approved the payment of the amount of $3,393 apportioned to the hull underwriters of the vessel. On February 26, 2010 the Company submitted its claim for the amount of $4,567 to the P&I club involved in accordance with the final adjustment of general average. The outstanding balance of the M/V Free Jupiter claim as of December 31, 2009 stands at $8,623.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
In addition to the above claim, the aggregate outstanding balance of the Company’s other claims as of December 31, 2009 stands at $617 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business. The Company subsequently to the balance sheet date has received the amount of $369 in aggregate. The remaining balance is expected to be fully collected.
10. Earnings per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of the dilutive common shares outstanding at December 31, 2009 does not include the warrants (150,000 Class A , 786,265 Class W and the 1,655,006 Class Z ) and the 45,000 vested options, as their exercise price was greater than the average market price. In addition, the effect of the 1,275,000 restricted shares awarded on December 31, 2009 is also anti dilutive since they were awarded during the fourth quarter where the Company reported a net loss.
The potential proceeds to the Company of all exercisable warrants and vested options as of December 31, 2009 aggregating to 2,636,271 amounts to $11,362.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2009	2008	, 2007
Numerator:
Net income (loss) — basic and diluted	$6,859	$19,192	$(156)
Basic earnings per share denominator:
Weighted average common shares outstanding	25,463,862	21,006,497	8,786,827
Diluted earnings per share denominator:
Weighted average common shares outstanding	25,463,862	21,051,963	8,786,827
Dilutive common shares:
Options	—	17,229	—
Warrants	—	28,237	—

Dilutive effect	—	45,466	—

Weighted average common shares — diluted	25,463,862	21,051,963	8,786,827

Basic income/(loss) per common share	$0.27	$0.91	$(0.02)
Diluted income/(loss) per common share	$0.27	$0.91	$(0.02)
11. Stock Incentive Plan
In April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction (as defined in Note 9 above) owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities were the executive officers of FreeSeas. The terms of the warrants provided that these warrants become exercisable on the later of July 29, 2005, or consummation of the Transaction. The warrants otherwise expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board of Directors on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share. These warrants were exercisable immediately upon the closing of the Transaction.
In December 2007, the Company’s Board of Directors granted 45,000 options to directors and 125,000 options to executive officers, of which 140,000 would vest in one year, 15,000 would vest in two years and 15,000 in three years from the grant, all at an exercise price of $8.25 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 110,000 of the stock options granted to them, leaving 60,000 stock options outstanding as of December 31, 2009. From this balance 45,000 stock options are vested and remain

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
unexercised as of December 31, 2009 and the remaining 15,000 stock options are vesting in December 2010. The outstanding stock options expire on December 24, 2012.
On December 31, 2009 the Company’s Board of Directors awarded 1,275,000 restricted shares to its non-executive directors, executive officers and certain of Free Bulkers employees. The 1,275,000 restricted shares will vest as follows: 355,000 vested on December 31, 2009, 250,000 will vest on December 31, 2010, 420,000 will vest on December 31 2012 and 250,000 will vest on December 31, 2013.
As of December 31, 2009, the recognized stock based compensation expense in relation to the restricted shares granted is $482. The total unrecognized compensation cost to the non vested restricted shares granted under the Plan is $1,251. The cost is expected to be recognized over a weighted-average period of four years. The recognized stock compensation cost during the period for the stock options is $12. The unrecognized compensation cost related to the non-vested stock options is $11 and is expected to be recognized in full up to December 2010.
The Company’s total stock-based compensation expense for the year ended December 31, 2009, 2008 and 2007 was $494, $107 and $96, respectively and is included in “General and administrative expenses” in the accompanying Consolidated Statements of Operations.
As of December 31, 2009, the 150,000 Class A warrants have no intrinsic value since the difference between the underlying stock’s price and the strike price is negative.
Presented below is a table reflecting the activity in the options and Class A warrants from January 1, 2007 through December 31, 2009:

						Class A
		Class A		Exercise	Options	Warrants		Exercise
	Options	Warrants	Total	Price	Exercisable	Exercisable	Total	Price
December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	700,000	$5.00

Options granted to directors	45,000	—	45,000	$8.25	—	—	—	—
Options granted to officers	125,000	—	125,000	$8.25	—	—	—	—
Options forfeited	(165,000)	—	(165,000)	$5.00	—	—	—	—
Options cancelled	(335,000)	—	(335,000)	$5.00	(335,000)	—	(335,000)	$5.00
Options vested	—	—	—	—	85,000	—	85,000	$5.00
December 31, 2007	420,000	200,000	620,000	$5.83	250,000	200,000	450,000	$5.00

Options/Class A warrants exercised	(250,000)	(50,000)	(300,000)	$5.00	(250,000)	(50,000)	(300,000)	$5.00
Options vested	—	—	—	—	140,000	—	140,000	$8.25
December 31, 2008	170,000	150,000	320,000	$6.73	140,000	150,000	290,000	$6.57

Options vested	—	—	—	—	15,000	—	15,000	$8.25
Options forfeited	(110,000)	—	(110,000)	$8.25	(110,000)	—	(110,000)	$8.25
December 31, 2009	60,000	150,000	210,000	$5.93	45,000	150,000	195,000	$5.75

12. Shareholders’ Equity
On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.
The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be common stock with a par value of $.001 per share and 5,000,000 blank check preferred stock with a par value of $.001 per share. On September 17, 2009, the Company’s shareholders

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
approved at the Annual Meeting of Shareholders an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 40,000,000 to 250,000,000 shares, par value $0.001 per share.
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
Trinity had issued 100 shares of its common stock prior to its initial public offering (“IPO”). At Trinity’s IPO, 287,500 shares of common stock and 1,495,000 shares of Class B common stock were issued. Therefore, the additional common stock of FreeSeas that was issued to Trinity shareholders, in exchange for the Trinity shares, at the consummation of the Transaction was 1,782,600 shares of FreeSeas’ common stock.
Trinity shareholders also received 1,828,750 Class W warrants and 1,828,750 Class Z warrants of FreeSeas. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class W warrants would expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption.
On July 29, 2009, the Company extended the expiration date and reduced the exercise price for its 786,265 outstanding Class W warrants currently listed under the ticker FREEW. The expiration date of the Class W warrants is extended to December 31, 2009 and the exercise price per share reduced to $2.50. On December 22, 2009 the Company further extended the expiration date for its 786,265 outstanding Class W warrants to June 30, 2010 from December 31, 2009. The exercise price per share remained at $2.50.
Prior to the merger, Trinity entered into an agreement with HCFP pursuant to which HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with a business combination and would receive 7,500 shares of the Trinity’s common stock and 15,000 Class Z warrants to purchase Trinity’s common stock at an exercise price $5.00 per share. Company has assumed Trinity’s obligation to HCFP at the merger date. The Company’s transfer agent issued the respective shares and warrants on August 21, 2006.
During the year ended December 31, 2007, a total of 914,612 Class W, 188,744 Class Z and 700,000 Class B warrants were exercised at a price of $5.00 per share, resulting in net proceeds to the Company of $8,667, which is reported in the Consolidated Statement of Shareholders’ Equity.
The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of December 31, 2006. Following the issuance of the shares pursuant to the completed offering on October 30, 2007 described below, as well as the exercise of 1,803,356 of Class W, Class Z and Class B warrants, the aggregate number of outstanding shares of common stock as of December 31, 2007 was 20,743,456.
During the year ended December 31, 2009, no warrants and options were exercised. As of December 31, 2009, there were 32,487,480 shares of common stock, 786,265 Class W and 1,655,006 Class Z warrants issued and outstanding. During the same period ended December 31, 2008, an additional 127,873 Class W, 50,000 Class A and 250,000 options for common stock were exercised, all at a price of $5.00 per share, for aggregate net proceeds to the Company of $2,086. As of December 31, 2008, there were 21,171,329 shares of common stock, 786,265 Class W and 1,655,006 Class Z warrants issued and outstanding. As of December 31, 2007, the issued and outstanding shares of common stock were 20,743,456, Class W warrants were 914,138 and Class Z warrants were 1,655,006.
On August 7, 2007, the Company filed a Registration Statement on Form F-1 under the Securities Act in connection with a public offering of the Company’s common stock. On October 30, 2007, the Company completed the sale of 11,000,000 shares of common stock at $8.25 per share. Credit Suisse and Cantor Fitzgerald & Co. served as the joint book running managers and Oppenheimer & Co. and DVB Capital Markets served as the co-managers. On November 6, 2007, the underwriters exercised their over-allotment option to purchase an additional 1,650,000 shares of common stock at the price of $8.25 per share. Total net proceeds from the stock offering, after deducting underwriting discounts, commissions, and expenses, are $95,153.
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

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
On July 28, 2009, the Company completed the registered offering of 10,041,151 shares of common stock at $1.80 per share, which includes 1,309,715 shares issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune as discussed in Note 4 above, for general working capital purposes, and an amount of $1,691 was applied against the outstanding balance with HBU as discussed in Note 8. The shares were sold under the Company’s previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008.
On October 22, 2009, the Company filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 for the purpose of undertaking possible capital raises in the future. Included in this shelf registration statement are $15 million of the Company’s common stock This registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
Common Stock Dividends
On each of February 7, 2008 and May 12, 2008, the Company declared a $0.175 per share of common stock quarterly dividend amounting to $3,630 and $3,705, respectively. The dividend was paid on February 28, 2008 and May 30, 2008, respectively, to shareholders of record as of February 18, 2008 and May 20, 2008, respectively. As of the declaration dates, the Company was in an accumulated deficit position and no earnings were available to distribute to shareholders. Therefore, the dividend payments were charged to additional paid-in capital. On July 31, 2008, the Company declared an increased dividend of $0.20 per share of common stock to shareholders as of record as of August 20, 2008, payable on August 29, 2008. The dividend was paid on August 29, 2008 to shareholders amounting to $4,234. On November 13, 2008, the Company declared a dividend of $0.075 per share of common stock to shareholders of record as of November 24, 2008 payable on December 3, 2008. The dividend was paid on December 3, 2008 to shareholders amounting to $1,588. On July 31,2008 and November 13, 2008 dividends were declared from cash flow available to the Company. As of the declaration date, the Company’s retained earnings position was such that allowed the dividend payments to be charged against the retained earnings.
During the year ended December 31, 2009, the Company did not declare or pay any dividends.
13. Taxes
Under the laws of the Countries of the Group’s incorporation and/or vessels’ registration, the Group companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying Consolidated Statement of Operations. Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock, (“5 Percent Override Rule”). In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company’s stock for more than half the number of days during the taxable year. To complete the exemption process, the Company’s shipowning subsidiaries must file a US tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries will complete the filing process for 2009 on or prior to the applicable tax filing deadline.
Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company’s ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the public offering of the Company’s shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the 50% Ownership Test can also be satisfied based on the

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in tables in thousands of United States Dollars, except for share and per share data)
trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2007, 2008 and 2009, the Company would be subject to U.S. federal income tax of approximately $62, $197 and $159, respectively, in the absence of an exemption under Section 883.
14. Subsequent Events
Other than the developments with the Company’s insurance claims disclosed in Note 9 above, no other events that would require disclosure have occurred subsequent to the balance sheet date.