Form 20-F
period 2010-12-31
FreeSeas Inc.
filed 2011-05-19
CIK 1325159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to                     .
COMMISSION FILE NUMBER 000-51672
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

We had 6,487,852 shares of common stock outstanding as of December 31, 2010.
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
☑ Yes     ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Non-accelerated filer ☑	Accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☑	IFRS as issued by IASB ☐	Other ☐
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about possible or assumed future results of our operations and our performance. Our forward-looking statements include, but are not limited to, statements regarding us or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “forecasts,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about our:
•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the drybulk shipping industry;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels and our expected recoveries of claims under our insurance policies;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in this annual report.
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
     We use the term “deadweight tons,” or “dwt,” in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Drybulk carriers are generally categorized as Handysize, Handymax, Panamax and Capesize. The carrying capacity of a Handysize drybulk carrier typically ranges from 10,000 to 39,999 dwt and that of a Handymax drybulk carrier typically ranges from 40,000 to 59,999 dwt. By comparison, the carrying capacity of a Panamax drybulk carrier typically ranges from 60,000 to 79,999 dwt and the carrying capacity of a Capesize drybulk carrier typically is 80,000 dwt and above.

     Unless otherwise indicated:
•	All references to “$” and “dollars” in this document are to U.S. dollars

•	Financial information presented in this document that is derived from financial statements appearing elsewhere in this document is prepared in accordance with the U.S. generally accepted accounting principles, and

•	All references to dollar amounts in this document are expressed in thousands of U.S. dollars.
     All share-related and per share information throughout the document have been adjusted to give effect to the one share for five share reverse stock split that was effective on October 1, 2010.
     This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3.	KEY INFORMATION
     A. Selected Consolidated Financial Data
     The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2010 and 2009 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2010	2009	2008	2007	2006
Statement of Operations Data:
Operating revenues	$57,650	$57,533	$66,689	$20,147	$11,727
Income (loss) from operations	(17,000)	11,459	26,570	5,761	(2,281)
Other expense	(4,821)	(4,600)	(7,378)	(5,917)	(1,043)
Net income (loss)	(21,821)	6,859	19,192	(156)	(3,324)

Earnings Per Share Data:
Net income (loss) per share:
Basic earnings (loss) per share	$(3.46)	$1.35	$4.57	$(0.09)	$(2.64)
Diluted earnings (loss) per share	$(3.46)	$1.35	$4.56	$(0.09)	$(2.64)
Weighted average number of shares:
Basic weighted average number of shares	6,313,606	5,092,772	4,201,299	1,757,613	1,258,376
Diluted weighted average number of shares	6,313,606	5,092,772	4,210,393	1,757,613	1,258,376
Dividends per share	$—	$—	$2.25	$0.875	$—

	Year Ended December 31,
	2010	2009	2008	2007	2006
Selected Balance Sheet Data:
Total cash	$10,074	$9,591	$5,973	$63,744	$372
Vessels, net	213,691	270,701	275,405	108,021	19,369
Total assets	250,984	297,321	307,861	191,972	23,086
Long-term debt, including current portion	120,459	137,959	160,350	56,300	7,830
Total shareholders’ equity	$123,190	$144,452	$120,855	$112,626	$7,007

     B. Capitalization and Indebtedness
     Not applicable.
     C. Reasons for the Offer and Use of Proceeds
     Not applicable.
     D. Risk Factors
Risk Factors Relating to the Drybulk Shipping Industry
The international drybulk shipping industry is cyclical and volatile and charter rates have decreased significantly and may further decrease in the future, which may adversely affect our earnings, vessel values and results of operations.
     The drybulk shipping industry is cyclical with volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely. Since the middle of the third quarter of 2008, charter hire rates for drybulk vessels have decreased substantially, and although charter rates have recovered from their lows, they may remain volatile for the foreseeable future and could continue to decline further. Additionally, charter rates have been particularly volatile in the first quarter of 2011 and have substantially decreased. As a result, our charter rates could decline significantly, resulting in a loss and a reduction in earnings.
     We anticipate that the future demand for our drybulk vessels will be dependent upon existing conditions in the world’s economies, seasonal and regional changes in demand, changes in the number of drybulk vessels being ordered and constructed, particularly if there is an oversupply of vessels, changes in the capacity of the global drybulk fleet and the sources and supply of drybulk cargo to be transported by sea. Adverse economic, political, social or other developments could have a further material adverse effect on drybulk shipping in general and on our business and operating results in particular.
     Our ability to re-charter our drybulk vessels upon the expiration or termination of their current time charters, the charter rates payable under any renewal or replacement charters will depend upon, among other things, the current state of the drybulk shipping market. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at reduced rates, including rates whereby we incur a loss, which may reduce our earnings or make our earnings volatile.
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
While the drybulk carrier charter market has recently strengthened, it remains significantly below its high in the middle of 2008 and the average rates achieved in the three prior years, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants.
     The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. For example, the Baltic Drybulk Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key drybulk routes, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. During 2010, the BDI was also volatile, declining from a high of 4,209 on May 26, 2010 to a low of 1,700 on July 15, 2010. Additionally, charter rates have been particularly volatile in the first quarter of 2011. On May 13, 2011, the BDI was 1,306 increasing from a low of 1,043 on February 4, 2011. The decline and volatility in charter rates has been due to various factors, including the devastation caused by the floods in Australia which led to the closure of major ports and mineral extraction facilities, the temporarily reduction in the demand of commodities by China, the increase in newbuilding deliveries, political and governmental instability and rising oil prices. Consequently, the freight rates achieved by drybulk companies have declined sharply, reducing profitability and, at times, failing to cover the costs of operating vessels. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and our ability to comply with the covenants contained in our loan agreements.
Economic recession and disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows.
     We face risks resulting from changes in economic environments, changes in interest rates and instability in the banking, energy, commodities and securities markets around the world, among other factors. Major market disruptions, the adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business, impair our ability to borrow amounts under our existing credit facility or any credit facilities we enter into. In addition, as our operations are based in Greece, the economic environment in Greece, including the recent downgrade in its credit rating, may have adverse impacts on us. We cannot predict how long the current market conditions will last. However, these economic and governmental factors, together with the concurrent decline in charter rates, could have a significant effect on our results of operations and could affect the price of our common stock.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in the near term, result in reduced drybulk trade and demand in Japan, which could reduce the number of charters to and from Japan and global charter rates and could have a material adverse effect on our business, financial condition and results of operations.
     In March 2011, a severe earthquake struck the northeast portion of Japan. The earthquake created a severe tsunami, the effects of which were felt in Japan, other countries along the eastern cost of Asia and across the Pacific Ocean in the Hawaiian Islands, Alaska, Canada, the western coast of the United States, Mexico and Central and South America. In addition, the earthquake and resulting tsunami have caused several nuclear power plants located in Japan to fail, emit radiation and possibly result in meltdowns that could have catastrophic effects. The full effect of these disasters, both on the Japanese and global economies and the environment, is not currently known, and may not be known for a significant period of time. These disasters will likely result in fewer drybulk charters to and from Japan, in both the short and intermediate terms, including charters for our vessels, and could reduce charter rates globally both in the short and longer terms. In addition, there can be no assurances that our vessels trading in the Pacific may not be impacted by the possible effects of spreading radiation. These disasters and the resulting economic instability, both in the region and globally, could have a material adverse effect on our financial condition and results of operations.
While there are certain signs that the global economy is improving, there is still considerable instability in the world economy, which could initiate a new economic downturn or introduce volatility in the global markets. A global economic downturn, or volatility in the global markets, especially in the Asian region, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.
     Negative trends in the global economy that emerged in 2008 have continued through the first half of 2011. A deterioration in the global economy may cause a decrease in worldwide demand for certain goods and, thus, dry-bulk shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations.
     We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian and Pacific region, particularly China and Japan. A negative change in economic conditions in any Asian country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia-Pacific region, we may face decreases in such drybulk trade and demand. Moreover, the current economic slowdown in the economies of the United States, the European Union and Asian countries may further adversely affect economic growth in China, India and elsewhere. Our business, financial position, results of operations, ability to pay dividends as well as our future prospects, would be materially and adversely affected by a long-lasting or significant economic downturn in any of these countries.
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
Our vessels are exposed to operational risks, including terrorism and piracy, which may not be adequately covered by our insurance.
     The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations.
     Further, such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden and Indian Ocean off the coast of Somalia and Kenya. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as the Gulf of Aden currently is, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of the oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.
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
     The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order is near historic highs. As of December 31, 2010, newbuilding orders had been placed for an aggregate of approximately 47% of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing newbuilding orders or delays of new build deliveries are not always accurate. As of December 31, 2009, newbuilding orders had been placed for an aggregate of approximately 61% of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing new build orders or delays of new build deliveries are not always accurate. There have been noticeably fewer vessels scrapped during 2010 than during the height of the economic crisis because of the increased prevailing charter during the second half of 2009 and first half of 2010. As a result, the available supply of drybulk vessels may exceed the expected demand for ton mile transportation, even if the latter continues to grow as per the underlying trend. We mainly operate our fleet in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable. Therefore we will be exposed to the volatility of the charter rates with respect to our fleet depending on the ultimate growth of the global drybulk fleet and its demand. We may be exposed to a prolonged period of adjustment of the supply and demand in the sector.

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
     Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Because such conventions, laws, regulations and permit requirements are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws, regulations or permit requirements, or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations.
     Environmental requirements can also affect the resale prices or useful lives of our vessels or require reductions in cargo capacity, ship modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. The 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico or similar events may result in further regulation of the shipping industry, including modifications to statutory liability schemes. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature could have a material adverse effect on our business, financial condition and results of operations.
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
     The European Union is currently considering proposals to further regulate vessel operations. Individual countries in the European Union may also have additional environmental and safety requirements. It is difficult to predict what legislation or regulation, if any, may be adopted by the European Union or any other country or authority.
     The International Maritime Organization, or IMO, or other regulatory bodies may adopt additional regulations in the future that could adversely affect the useful lives of our vessels as well as our ability to generate income from them. These requirements could also affect the resale value of our vessels.

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
Risk Factors Relating to FreeSeas
Our operations expose us to global political risks, such as wars and political instability, which may interfere with the operation of our vessels causing a decrease in revenues from such vessels.
     We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Middle East, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, recent political and governmental instability in Egypt and Libya may affect vessels trading in such regions. In addition, future political and governmental instability, revolutions and wars in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues.
We intend to continue to charter all of our vessels in the spot market, and as a result, we will be exposed to the cyclicality and volatility of the spot charter market.
     Since we intend to continue to charter all of our vessels in the spot market, we will be exposed to the cyclicality and volatility of the spot charter market, and we may not have long term, fixed time charter rates to mitigate the adverse effects of downturns in the spot market. Handysize and Handymax vessels, which we currently operate, have been less volatile compared to larger vessels such as Panamax and Capesize vessels but this may discontinue in the future. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to meet our obligations. The supply of and demand for shipping capacity strongly influences freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

     Factors that influence demand for drybulk vessel capacity include:
•	demand for and production of drybulk products;

•	global and regional economic and political conditions including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

•	the distance drybulk cargo is to be moved by sea;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns.
     The factors that influence the supply of drybulk vessel capacity include:
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
When our charters end, we may not be able to replace them promptly, and any replacement charters could be at lower charter rates, which may materially adversely affect our earnings and results of operations.
     We will generally attempt to recharter our vessels at favorable rates with reputable charterers. All of our vessels currently operate in the spot market. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at reduced rates, if such charters are available at all. We cannot assure you that we will be able to obtain new charters at comparable or higher rates or with comparable charterers, or that we will be able to obtain new charters at all. The charterers under our charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our charters expire. Failure to obtain replacement charters at rates comparable to our existing charters will reduce or eliminate our revenue, will adversely affect our ability to service our debt, and will delay our ability to pay dividends to shareholders. Further, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs. If any of the foregoing events were to occur, our revenues, net income and earnings may be materially adversely affected.
If we do not successfully employ our vessels our revenues, cash flows and profitability, and our ability to comply with certain of our loan covenants, would be adversely affected.
     We currently employ all of our vessels in the spot market, all with charters scheduled to expire within one to three months, by which time we will have to negotiate new employment for these vessels. If the rates in the charter market fall significantly for the rest of 2011 and into 2012, it will affect the charter revenue we will receive from these vessels, which would have an adverse effect on our revenues, cash flows and profitability, as well as our ability to comply with our debt covenants.

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
     We have historically derived a significant part of our revenue from a small number of charterers. During 2010, we derived approximately 42% of our gross revenue from three charterers, during 2009, we derived approximately 55% of our gross revenues from two charterers, and during 2008, we derived approximately 61% of our gross revenues from three charterers. In 2011, we anticipate a significant reduction in our dependency on a small number of charters, as we shift our chartering strategy more fully to the spot charter market.
     However, if we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, or if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.
     We lose a charterer or the benefits of a charter if a charterer fails to make charter payments because of its financial inability, disagreements with us or otherwise, terminates the charter because we fail to deliver the vessel within the time specified in the charter, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter or the vessel has been subject to seizure for more than a specified number of days.
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
     For example, the M/V Free Jupiter was on time charter with Korea Line Corp., or KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire has been received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. We commenced arbitration proceedings against KLC, and have taken action to obtain security, including the arrest of KLC assets. As a result, we have obtained third-party security in the amount of $1,680 (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. We have also obtained cash security held in escrow in the amount of $159 from the execution of a lien on sub-hires. On January 25, 2011 KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order. Although we believe that we have taken appropriate steps to limit any losses as a result of KLC’s actions, there can be no assurances that we will recover all or any part of the amounts due to us.
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
At December 31, 2010 our current liabilities exceeded our current assets, which could impair our ability to successfully operate our business and could have material adverse effects on our revenues, cash flows and profitability and our ability to comply with our debt covenants and pay our debt service and other obligations.
     At December 31, 2010, our current liabilities exceeded our current assets. In addition, and as further discussed in the section of this report titled “Summary of Contractual Obligations,” the expected short term capital commitments to fund the construction installments under the shipbuilding contracts in 2011 amount to $4,880. Cash expected to be generated from the operations assuming that market charter hire rates would deteriorate in 2011 may not by itself be sufficient to cover our ongoing working capital requirements. If we cannot cover our ongoing working capital requirements, we may not be able to pay our obligations as they become due, we may fall out of compliance with our loan agreements and as a result we would experience material adverse effects on our revenues, cash flows and profitability.

There may be risks associated with the purchase and operation of secondhand vessels.
     Our business strategy may include additional growth through the acquisition of additional secondhand vessels. Although we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if such vessels had been built for and operated exclusively by us. Therefore, our future operating results could be negatively affected if some of the vessels do not perform as we expect. Also, we generally do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.
     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2010, the average age of the vessels in our current fleet was 14 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
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
Delays or defaults by the shipyards in the construction of the two newbuildings that we currently have on order and any new vessels that we may order in the future could increase our expenses and diminish our net income and cash flows.
     Our business strategy currently includes additional growth through acquiring newbuilding contracts or constructing new vessels. On August 17, 2010, we entered into two shipbuilding contracts, with a reputable Chinese shipyard, for the construction of two Handysize drybulk vessels of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The vessels are scheduled for delivery in the second and third quarters of 2012. These projects and any additional projects could be subject to the risk of delay or defaults by shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event any such shipyards are unable or unwilling to deliver the vessels ordered, we may not have substantial remedies. Failure to construct or deliver vessels by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.
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
     We have incurred secured debt under loan agreements for all of our vessels. The market value of our vessels is based, in part, on charter rates and the stability of charter rates over a period of time. As a result of global economic conditions, volatility in charter rates, generally declining charter rates, and other factors, we have recently experienced a decrease in the market value of our vessels. If charter rates continue to decline and/or the market value of our fleet declines further, we may not be in compliance with certain covenants of our existing loan agreements that relate to maintenance of asset values and, as a result, we may not be able to refinance our debt or obtain additional financing. As of December 31, 2009 and December 31, 2008, we were not in full compliance with certain loan covenants but obtained waivers and/or covenant amendments from each of our lenders. As of December 31, 2010, we were in compliance with all loan covenants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Loan Agreement Covenants.” There can be no assurances, however, that charter rates will stabilize or increase, that the market value of our vessels will stabilize or increase or that we will remain in compliance with the financial covenants in our loan agreements or that our lenders will agree to waivers or forbearances.
Our loan agreements contain covenants that may limit our liquidity and corporate activities, including our ability to pay dividends. If the drybulk market remains depressed or further declines, we may require further waivers and/or covenant amendments to our loan agreements relating to our compliance with certain covenants for certain periods of time. The waivers and/or covenant amendments may impose additional operating and financial restrictions on us and modify the terms of our existing loan agreements. Any such waivers or amendments, if needed, could contain additional restrictions and might not be granted at all.
     Our loan agreements require that we maintain certain financial and other covenants. The low drybulk charter rates and drybulk vessel values have previously affected, and may in the future affect, our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities and would provide our lenders with various remedies, including the right to require us to post additional collateral, enhance our equity and liquidity, withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or reclassify our indebtedness as current liabilities. Our lenders could also accelerate our indebtedness and foreclose their liens on our vessels. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Moreover, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
     As of December 31, 2009 and December 31, 2008, we were not in full compliance with certain of our loan covenants. During March, July, November and December 2009, our lenders agreed to waive any breaches and/or modify certain of the financial covenants in our credit agreements. As of December 31, 2010, we were in compliance with all loan covenants. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Long-Term Debt — Loan Agreement Covenants.” There can be no assurances that we will remain in compliance with our loan covenants. If conditions in the drybulk charter market remain depressed or worsen, we may need to request additional waivers or seek further amendments to our loan agreements. There can be no assurance that our lenders will provide such waivers or amendments. If we require waivers or amendments and are unable to obtain them, as described above, we would be in default under our credit facilities and your investment in our common stock could lose most or all of its value.
     As a result of our loan covenants, our lenders have imposed operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend our management agreements; and

•	sell our vessels.
     The amended and restated credit agreement dated September 15, 2009 with Deutsche Bank Nederland, as successor by merger with Hollandsche Bank Unie, referred to as HBU, does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. If we need covenant waivers, our lenders may impose additional restrictions and may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. We may be required to use a significant portion of the net proceeds from any future capital raising to repay a portion of our outstanding indebtedness. We have agreed to pay Deutsche Bank Nederland up to 10% of the net proceeds of any capital raise up to a maximum of $3.0 million, out of which we have already paid approximately $1.7 million from our July 2009 follow-on offering. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.
Servicing debt may limit funds available for other purposes and inability to service debt may lead to acceleration of debt and foreclosure on our fleet.
     To finance our fleet, we incurred secured debt under various loan agreements. As of May 16, 2011, we had outstanding an aggregate of $114,871 in debt. We anticipate that we will increase our indebtedness by approximately $32,400 when we take delivery of the two newbuilding vessels in the second and third quarters of 2012. We will be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further renew and expand our fleet, which may increase our ratio of debt to equity. There can be no assurances that we will be able to obtain such financing when desired or on terms acceptable to us. Further, the need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet. We can provide no assurances that we will be able to generate cash flow in amounts that are sufficient for these purposes.
If we fail to manage our growth properly, we may not be able to successfully expand our market share.
     We intend to continue to grow our fleet. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	placing newbuilding orders and taking delivery of vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining the required financing.
     Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers, and integrating newly acquired operations into existing infrastructures.
     We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.
Our ability to successfully implement our business plans depends on our ability to obtain additional financing, which may affect the value of your investment in us.
     We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in us.
     While we expect that a significant portion of the financing resources needed to acquire vessels will be through long-term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of our existing shareholders. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.
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

We currently rely on our Manager and, to a lesser extent, Safbulk Pty, Ltd., to manage and charter our fleet.
     We currently have no employees and contract all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, and the management of our fleet, including crewing, maintenance and repair, through our Manager. Our Manager has entered into a sub-management agreement with Safbulk Pty, Ltd., referred to as Safbulk, a company controlled by the Restis family, for the commercial management of our fleet, including negotiating and obtaining charters, relations with charter brokers and performance of post-charter activities. We rely on our Manager to provide the technical management of our fleet, and on Safbulk for our ability to attract charterers and charter brokers. The loss of either of their services or failure to perform their obligations could reduce our revenues and net income and adversely affect our operations and business if we are not able to contract with other companies to provide these services or take over these aspects of our business directly. FreeSeas has no control over our Manager and Safbulk operations. Our Manager is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless the same shall have resulted from willful misconduct or gross negligence of our Manager or any person to whom performance of the management services has been delegated by our Manager. Pursuant to its agreement with us, our Manager’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to our Manager. Although we may have rights against our Manager, if our Manager defaults on its obligations to us, we may have no recourse against our Manager. In addition, if Safbulk defaults on its obligations to our Manager, we may have no recourse against Safbulk. Further, we will need approval from our lenders if we intend to replace our Manager as our fleet manager.
If our Manager is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected.
     As we expand our fleet, we will rely on our Manager to recruit suitable additional seafarers and to meet other demands imposed on our Manager. We cannot assure you that our Manager will be able to meet these demands as we expand our fleet. If our Manager’s crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. If our Manager is unable to provide the commercial and technical management service for our vessels, our business, results of operations, cash flows and financial position and our ability to pay dividends may be adversely affected.
We and one of our executive officers have affiliations with our Manager that could create conflicts of interest detrimental to us.
     Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is also the controlling shareholder and officer of our Manager, which is our ship management company. These dual responsibilities of our officer and the relationships between the two companies could create conflicts of interest between our Manager and us. Each of our operating subsidiaries has a nonexclusive management agreement with our Manager. Our Manager has subcontracted the charter and post-charter management of our fleet to Safbulk, which is controlled the Restis family, one of our principal shareholders. Although our Manager currently serves as manager for vessels owned by us, neither our Manager nor Safbulk is restricted from entering into management agreements with other competing shipping companies, and Safbulk provides management services to other international shipping companies, including the Restis Group, which owns and operates vessels in the drybulk sector. Our Manager or Safbulk could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that our Manager or Safbulk would resolve any conflicts of interest in a manner beneficial to us.
Management and service fees are payable to our Manager, regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
     The management and service fees due from us to our Manager are payable whether or not our vessels are employed, and regardless of our profitability. We have no ability to require our Manager to reduce the management fees and service fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.
Our Manager is a privately held company, and there is little or no publicly available information about it. Therefore, an investor could have little advance warning of problems that affect our Manager that could also have a material adverse effect on us.
     The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength. Because our Manager is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by our Manager under the management agreement. As a result, an investor in us might have little advance warning of problems that affect our Manager, even though those problems could have a material adverse effect on us.
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
Economic conditions and regulatory pressures impacting banks in Greece may cause disruptions to one of our lenders, which may cause an increase in the cost of our borrowings from that lender.
     One of our lenders is the First Business Bank, or FBB, located in Greece. As a result of the recent financial crisis in Greece, Greek banks have been under significant pressure from the applicable banking regulators to increase capital, increase earnings or merge with other banks. There can be no assurances that our banking relationship with FBB would continue if FBB were to merge with another bank or that FBB might not attempt to invoke provisions in our loan agreement that permits it to pass along increases in its cost of regulations. In either event, our financial condition and results of operations could be materially adversely affected.
We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
     We are a holding company and our subsidiaries, which are all wholly owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. We and our subsidiaries will be permitted to pay dividends to us only for so long as we are in compliance with all applicable financial covenants, terms and conditions of our debt. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws. In 2009, we suspended the payment of cash dividends on our common stock because of prevailing economic conditions and to comply with restrictions in certain of our loan agreements. Because economic conditions remain uncertain, and because we are focusing on the renewal of our fleet, we have determined not to resume the payment of cash dividends at this time.
As we expand our business, we will need our Manager to upgrade its operational, accounting and financial systems, and add more staff. If our Manager cannot upgrade these systems or recruit suitable additional employees, its services to us and, therefore, our performance may suffer.
     Our current operating, accounting and financial systems are provided by our Manager and may not be adequate if we expand the size of our fleet, our Manager’s efforts to improve those systems may be ineffective. In addition, if we significantly expand our fleet, we will have to rely on our Manager to recruit additional shore side administrative and management personnel. We cannot assure you that our Manager will be able to continue to hire suitable additional employees as we expand our fleet. If our Manager cannot upgrade its operational and financial systems effectively or recruit suitable additional employees, its services to us and, therefore, our performance may suffer and our ability to expand our business further will be restricted.
We and our Manager may be unable to attract and retain key executive officers with experience in the shipping industry, which may reduce the effectiveness of our management and lower our results of operations.
     Our success depends to a significant extent upon the abilities and efforts of our and our Manager’s executive officers. The loss of any of these individuals could adversely affect our business prospects and financial condition. Our success will depend on retaining these key members of our and our Manager’s management team. Difficulty in retaining our executive officers, and difficulty in our Manager retaining its executive officers, could adversely affect our results of operations and ability to pay dividends. We do not maintain “key man” life insurance on any of our officers.
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
     In light of the prevailing economic conditions and in order to comply with restrictions in our loan agreements, our board of directors, beginning in February 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is not likely that we will reinstate the payment of dividends until market conditions improve. In addition, the amended and restated agreement with Deutsche Bank Nederland dated September 15, 2009 does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants.” Therefore, there can be no assurance that, if we were to determine to resume paying cash dividends, Deutsche Bank Nederland would provide any required consent.
Because we generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
     We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. Although for the year ended December 31, 2009 and for the year ended December 31, 2010, the fluctuation in the value of the dollar against foreign currencies had an immaterial impact on us.

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
     Under the laws of the countries of our and our subsidiaries incorporation and/or vessels’ registration, we are not subject to tax on international shipping income; however, we are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in our consolidated statement of operations. Pursuant to the Internal Revenue Code of the United States, or the Code, U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and (b) either (i) more than 50% of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).
     To complete the exemption process, our shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. Our subsidiaries will complete the filing process for 2010 on or prior to the applicable tax filing deadline.
     All of our ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of our common stock, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside our control. Based on our U.S. source Shipping Income for 2008, 2009 and 2010, we would be subject to U.S. federal income tax of approximately $197, $159 and $34, respectively, in the absence of an exemption under Section 883.
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
If holders of our warrants exercise their warrants to purchase shares of our common stock, our existing shareholders will experience immediate dilution.
     As of December 31, 2010, we had outstanding 150,000 Class A warrants held by our founding shareholders exercisable at $5.00 per 1/5 of a share, or $25.00 per share, only exercisable for whole shares, and expiring July 29, 2011 and 1,655,006 Class Z warrants exercisable at $5.00 per 1/5 of a share, or $25.00 per share, only exercisable for whole shares, and expiring July 29, 2011. As a result, if holders of our warrants exercise their warrants, we may issue up to 361,001 additional shares, which could cause our shareholders to be diluted.
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
As long as our stock price remains below $5.00 per share, our shareholders will not be able to use our shares as collateral for margin accounts. Further, if our stock price falls below $1.00, we may be subject to delisting or be forced to take action to cure this problem.
     The last reported sale price of our common stock on the NASDAQ Global Market on May 16, 2011 was $2.46 per share. If the market price of our shares of common stock remains below $5.00 per share, under Financial Industry Regulatory Authority, or FINRA, rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.
     Under the rules of the NASDAQ Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with NASDAQ rules that may be in effect at the time. We may raise additional equity capital at the market and/or in privately negotiated transactions. The effect of this may be to depress our share price and dilute our shareholders’ investment.

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
Provisions in our organizational documents, our management agreement and under Marshall Islands corporate law, could make it difficult for our shareholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
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

     Furthermore, pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control.” The termination fee as of December 31, 2010 would be approximately $100.3 million. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
ITEM 4. INFORMATION ON THE COMPANY
Our Organization and Corporate Structure
     We were incorporated on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
     We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., or Trinity, a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three drybulk carriers. We currently own nine vessels, each of which is owned through a separate wholly owned subsidiary.
     In January 2007, Ion G. Varouxakis purchased all of the common stock owned by our two other co-founding shareholders. He simultaneously sold a portion of the common stock owned by him to FS Holdings Limited, an entity controlled by the Restis family, and to certain other investors. Immediately following these transactions, our Board of Directors appointed Ion G. Varouxakis Chairman of the Board and President, our two other co-founding shareholders and one other director resigned from the Board of Directors, and two new directors were appointed to fill the vacancies.
     On September 30, 2010, our shareholders approved a one-for-five reverse split of our outstanding common stock effective October 1, 2010.
     As of May 16, 2011, we had outstanding 6,487,852 shares of our common stock and 1,655,006 Class Z warrants, which expire on July 29, 2011.
     Our common stock and Class Z warrants currently trade on the NASDAQ Global Market under the trading symbols “FREE” and “FREEZ,” respectively.
     Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 00-30-210-452-8770.
Capital Expenditures and Divestitures
     During the last three fiscal years, our capital expenditures and divestitures related to our efforts to renew and expand our fleet were as follows:
•	On August 17, 2010, we entered into two newbuilding contracts with a Chinese shipyard for the construction of two Handysize drybulk vessels of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The vessels are scheduled for delivery in the second and third quarters of 2012.

•	On July 30, 2010, we entered into an agreement to sell the M/V Free Destiny for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010 and we recognized a gain of $807.

•	On August 5, 2009, we purchased the M/V Free Neptune from an unaffiliated third party for approximately $11,000 and related purchase costs of $302.

•	On September 1, 2008, we purchased the M/V Free Maverick for the cash purchase price of $39,600 and related purchase costs of $12.

•	On July 7, 2008, we purchased the M/V Free Lady for a cash purchase price of $65,200 and related purchase costs of $157.

•	On April 2, 2008, we purchased the M/V Free Impala for the purchase price of $37,500 and related purchase costs of $420.

•	On March 19, 2008, we purchased M/V Free Knight for the purchase price of $39,250 and related purchase costs of $400.
Our Fleet
     Our fleet currently consists of seven Handysize vessels and two Handymax vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” Additionally, we entered into contracts to purchase two newbuilding Handysize bulk carriers, of approximately 33,600 dwt each, with a Chinese shipyard. These new vessels are scheduled for delivery in the second and third quarters of 2012. As of May 16, 2011, the aggregate dwt of our fleet is approximately 247,446 dwt and the average age of our fleet is approximately 13 years.

     We are currently focusing on the Handysize and Handymax sectors, which we believe are more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We may, however, acquire larger drybulk vessels if desirable opportunities arise.
     We have contracted the management of our fleet to Free Bulkers S.A., referred to as our Manager, an entity controlled by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Manager provides technical management of our fleet, accounting services and office space. Our Manager has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd., a company controlled by the Restis family, which also is one of our principal shareholders. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.
     The following table presents our fleet information as of May 16, 2011:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Lady	Handymax	2003	50,246	About 3-5 month time charter at $14,000 per day for the first 120 days and $15,500 for the balance period through May/June 2011

M/V Free Jupiter	Handymax	2002	47,777	Minimum 60 to about 90 day time charter at $16,000 per day plus gross delivery bonus $270,000 through July/August 2011

M/V Free Knight	Handysize	1998	24,111	About 80 day time charter trip at $10,000 per day through May/June 2011

M/V Free Maverick	Handysize	1998	23,994	About 62 day time charter trip at $9,100 per day through May/June 2011

M/V Free Impala	Handysize	1997	24,111	About 30 day time charter trip at $9,900 per day through May/June 2011

M/V Free Neptune	Handysize	1996	30,838	4-6 months time charter at $14,000 per day for the first 115 days and $15,250 thereafter, through May/July 2011

M/V Free Hero	Handysize	1995	24,318	About 20-25 day time charter trip at $10,500 per day through May 2011

M/V Free Goddess	Handysize	1995	22,051	4-6 months time charter at $12,000 per day through August/October 2011
     We are taking steps to renew our fleet. We have initiated a plan to sell the M/V Free Impala, the M/V Free Neptune and the M/V Free Hero. In addition, on April 14, 2011, we entered into an agreement to sell the M/V Free Envoy, a 1984-built, 26,318 dwt Handysize dry bulk carrier, for a sale price of $4,200. The vessel was delivered to the buyers on May 13, 2011. A gain will be realized in the second quarter of 2011. The major part of the sale proceeds will be applied towards reducing our debt. There can be no assurances that we will be able to obtain prices that are acceptable to us or that we will otherwise be able to negotiate satisfactory terms of sale for the other three vessels.
Competitive Strengths
     We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:
•	Experienced management team. We have benefited from the expertise of our executive officers including that of Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and that of our Manager’s personnel, which consists of seasoned shipping professionals with long-standing experience in the industry. We believe that our management team and our Manager have strengthened our balance sheet while actively and decisively renewing the fleet throughout the challenging economic climate experienced both industry-wide and world-wide during the past several years:
•	We restructured certain of our debt agreements, providing us with additional financial flexibility, while maintaining a low cost of funding (a weighted average interest rate of 3.0% for the year ended December 31, 2010), which has allowed the continued growth of our fleet.

•	We successfully initiated our fleet renewal program, first by acquiring, in August 2009, the M/V Free Neptune, a 30,838 dwt, 1996-built drybulk carrier. We subsequently placed an order for the construction of two 33,600 dwt drybulk carriers for delivery within the second and third quarters of 2012. We also sold our oldest vessels, the M/V Free Destiny, a 25,240 dwt, 1982-built drybulk carrier, and the M/V Free Envoy, a 1984-built, 26,318 dwt drybulk carrier, which were delivered to their buyers in August 2010 and May 2011, respectively.

•	We have secured additional committed indebtedness of up to $38,400 in the last two years. Of this total commitment, $6,000 had been drawn as of December 2010. In this process, we have developed new relationships with additional financial institutions and banks.

•	We have maintained a strong operating performance of 97% for the year ended December 31, 2010, which may be considered remarkable considering the type of vessels and the average age of our fleet, while keeping costs on what we believe to be the lower end of the industry average.
•	Solid balance sheet. We have strengthened our balance sheet through the reduction of our net debt to $110.4 million as of December 31, 2010, translating into a net debt to total capitalization ratio of 44%. This ratio is calculated by subtracting cash from debt and dividing by the sum of liabilities and shareholders’ equity. We believe that the maintenance of a reasonable ratio of debt to total capitalization is an important measurement of our ability to borrow funds to make additional vessel acquisitions.

•	Strategic relationships. We have extensive experience and relationships with ship brokers, financial institutions, industrial partners and commodity traders. We use these relationships to identify chartering and acquisition opportunities and in order to make available to us sources of additional financing, to make industry contacts, and to gain market intelligence. Our current specialization in a single asset class allows us to not only monitor markets with a single measure, but also makes us the partner of choice for businesses that have a need or requirement for a Handysize specialist.

•	Cost effective and efficient operations. Through our Manager, we believe that we have established a strong track record in the technical management of drybulk carriers which has enabled us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, balanced maintenance programs, high standards of operation, and retaining and training qualified crew members.
Business Strategy
     Our primary objectives are to profitably grow our business and maximize value to our shareholders by pursuing the following strategies:
•	Handysize and Handymax focus. Our fleet of drybulk carriers consists of Handysize and Handymax vessels, although we may consider acquiring larger vessels if we identify appropriate opportunities. Given the relatively low number of Handysize and Handymax drybulk vessels on order, and a relatively great number of Handysize and Handymax drybulk vessels at an age of 20 years or older, we believe there will be continued demand for such vessels. Handysize and Handymax vessels are typically shallow-drafted and equipped with onboard cranes. This makes them more versatile and able to access a wider range of loading and discharging ports than larger ships that are unable to service many ports due to their size or the lack of local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize or Handymax vessels that we may acquire, should enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize and Handymax vessels have also historically achieved greater charter rate stability than larger drybulk vessels.

•	Renew and expand our fleet. We intend to continue growing our fleet in a disciplined manner through acquisition of well-maintained, secondhand vessels or selective investments in newbuildings. Since prices for vessels have fallen significantly since the middle of 2008, we expect to have significant opportunities to acquire high quality, high specification secondhand vessels or newbuildings for attractive prices. We perform a technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and opportunities dictate and warrant. Furthermore, as part of our fleet renewal program, we will continue to sell vessels in order to renew our fleet when we believe it is in our and our shareholders’ best interests.

•	Optimize our employment mix. We intend to continue to deploy a large part of our fleet primarily in the spot market, depending on our view of the direction of the markets and other tactical or strategic considerations. The spot market is volatile and holds the potential for significant increases or decreases in shipping rates over time. Additionally, we may pursue time charter coverage to provide cash flow to cover part of our fleet’s fixed costs and lock some of our vessels into medium to long-term charters depending on our views of the market. We believe this employment strategy will allow us to participate in the potential upside of the spot market during periods of rising charter rates while providing us with more predictable operating cash flows and some downside protection.

•	Use of flexible financial strategy. We have used and intend to continue to use a conservative combination of bank debt, cash flow from operations and proceeds from equity offerings to fund our vessel acquisitions. We assess the level of debt we will incur in light of our ability to repay that debt based on the level of cash flow we expect to generate pursuant to our chartering strategy and our operating cost structure. We believe that the maintenance of a reasonable ratio of net debt to total capitalization will be important to our ability to borrow funds to make additional vessel acquisitions. In 2009, we suspended the payment of cash dividends on our common stock because of prevailing economic conditions and to comply with restrictions in certain of our loan agreements. Because economic conditions remain uncertain, and because we are focusing on the renewal of our fleet, we have determined not to resume the payment of cash dividends at this time.

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
Customers
     During 2010, we derived approximately 42% of our gross revenues from three charterers, and during 2009, we derived approximately 55% of our gross revenues from two charterers. We believe that our customer base is composed of established charterers.
Management of Operations and Fleet
     Pursuant to our amended and restated services agreement with our Manager, our operations are executed and supervised by our Manager, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay a monthly fee of $118.5, (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services (described below) related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services. Our Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with our Manager.
     Our Manager provides us with the following services:
•	General Administration. Our Manager provides us with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services.

•	Financial Accounting Services. Our Manager maintains our books, records and accounts and provides all services as are necessary for the preparation and maintenance of the our accounting records in accordance with U.S. GAAP, preparing and filing financial statements with the SEC and NASDAQ in accordance with applicable financial reporting requirements, and developing, implementing, monitoring and assessing our internal controls;

•	Sale and Purchase of Vessels. Our Manager advises our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels. All decisions to purchase or sell vessels require the approval of our board of directors. Any purchases or sales of vessels approved by our board of directors are arranged and completed by our Manager. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase contracts.
     We also contract the technical and commercial management of our vessels to our Manager. On October 1, 2010, the subsidiaries Adventure Fourteen S.A. and Adventure Fifteen S.A. entered into management agreements with our Manager for the provision of management services to our two newbuilding vessels we have under contract. Our Manager has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis, as described below. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to our amended management agreement with our Manager, we pay our Manager a monthly technical management fee of $16.5 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.
     We also pay our Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of our Manager. Furthermore, our Manager has entered into an agreement with Safbulk, for the provision of charter and post-charter services for our fleet. Additionally, we pay our Manager a monthly fee of $118.5 as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses.

     Our Manager currently manages all of our vessels and we anticipate that our Manager will manage any additional vessels we may acquire in the future. Safbulk performs management services to other international shipping entities, including the Restis group of companies.
     We believe that we pay our Manager industry-standard fees for these services.
Crewing and Employees
     We currently have no employees, our Manager is responsible for employing all of the executive officers and staff to execute and supervise the operations. In addition, our Manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.
Long -Term Debt
     We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders for our vessels. For a description of our financing, see Item 5, Long-Term Debt.

Charter Hire Rates
     Charter hire rates fluctuate by varying degrees among drybulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.
     Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different drybulk carrier categories. However, because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.
     In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.
     In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.
     Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.
Property
     On February 5, 2007, we entered into an agreement with our Manager pursuant to which we agreed to pay our Manager one-half of the rents due from our Manager to the lessor of our rented office space, commencing on January 1, 2007. Beginning on January 1, 2008 and in conjunction with a further expansion of our office space, we agreed to pay our Manager one-half of the monthly rent plus one-half of the apportioned common expenses charged by the lessor. Reimbursement of rental and common expenses continue on the same basis under our amended services agreement with our Manager.

Competition
     We operate in markets that are highly competitive and based primarily on supply and demand. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,400 drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many drybulk shipping companies which are publicly traded on the U.S. stock markets, such as DryShips Inc., Diana Shipping Inc., Eagle Bulk Shipping Inc., Euroseas Ltd., Excel Maritime Carriers Ltd. and Baltic Trading Limited, which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business.
     Our Manager arranges our charters (whether spot charters, period time charters, bareboat charters or pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete with other owners of drybulk carriers in the, Handysize and Handymax sectors. Charters for our vessels are negotiated by our Manager utilizing a worldwide network of shipbrokers. These shipbrokers advise our Manager on a continuous basis of the availability of cargo for any particular vessel. There may be several shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.
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
Environmental and Other Regulations
     Government regulation and laws significantly affects the ownership and operation of our vessels. The vessels are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management.
     A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.
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
     In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In October 2008, IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide, and sulfur oxide emission standards that apply as of July 1, 2010. Among other things, the Annex VI amendments will progressively reduce sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from January 2012; then progressively to 0.50%, effective from January 2020. The limits applicable in Sulfur Emission Control Areas (SECAs) will be reduced to 1.00%, beginning on July 2010 (from the current 1.50%); being further reduced to 0.10%, effective from January 2015. The United States ratified the Annex VI amendments in October 2008, thereby rendering its emission standards equivalent to IMO requirements. As a result, Annex VI entered into force for the United States in January 2009. In March 2010, the IMO designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts of the United States and Canada, the main Hawaiian Islands, and the French Territories of St. Pierre and Miquelon as an Emission Control Area. The new ECA will enter into force in August 2011 and become legally enforceable in August 2012. New requirements associated with the ECA may increase the cost of operation of our vessels in U.S. and Canadian waters. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We believe we are in substantial compliance with current Annex VI requirements, but we may incur costs to comply with the new standards in future years.
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
     Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for dry bulk vessels to the greater of $1000 per gross ton or $854,400 and established a procedure for adjusting the limits for inflation every three years. CERCLA contains a liability scheme that is similar to that under the OPA, and liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In response to the 2010 oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels.
     OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Upon satisfactory demonstration of financial responsibility, a Certificate of Financial Responsibility, or COFR, is issued by the United States Coast Guard. This certificate must be carried aboard the vessel to comply with these financial responsibility regulations. We have complied with these financial responsibility regulations by obtaining and carrying COFRs for each of our vessels that operate in U.S. waters, currently the M/V Free Goddess, the M/V Free Impala and the M/V Free Jupiter. We may incur additional costs to obtain COFRs for additional vessels, if required, and to comply with increased limits of liability in the future.
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

     The United States Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other wastewater incidental to the operation of a vessel under the CWA. EPA regulations require vessels greater than 79 feet in length (excluding commercial fishing vessels) to obtain coverage under the Vessel General Permit, or VGP, to discharge ballast water and other wastewaters into U.S. waters by submitting a Notice of Intent. We have submitted Notices of Intent for all of our vessels. The new VGP requires vessel owners and operators to comply with a range of best management practices, reporting, and other requirements, for various types of discharges and incorporates United States Coast Guard requirements for ballast water management and exchange. In order to remain covered by the VGP, vessels must comply with numerous inspection, monitoring, reporting and recordkeeping requirements. Vessel owners/operators must, among other things, conduct and document routine self-inspection to track compliance with the VGP, and must conduct a comprehensive vessel inspection every 12 months. As part of a settlement of a lawsuit challenging the VGP, EPA has recently agreed to propose a new VGP with numerical restrictions on organisms in ballast water discharges by November 2011. Compliance with the current VGP and any new VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.
  Other Environmental Initiatives
     In waters of the European Union, our vessels are subject to regulation European Union-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety. For instance, the European Union has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect at least 25% of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards.
     The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ exclusive economic zones. Under this directive, our vessels may need to make expenditures to comply with the sulfur fuel content limits in the marine fuel they use in order to avoid delays or other obstructions to their operations. The EU has also issued a directive adopting the IMO’s standards for the maximum sulfur content of marine fuels used in special sulfur oxide Emission Control Areas, or ECAs, in the Baltic Sea, the North Sea, and for any other seas or ports the IMO may designate as sulfur oxide ECAs 12 months after the date of entry into force of the designation. These and other related requirements may increase our costs of operating and may affect financial performance.
     In 2005, the European Union adopted a directive on ship-source pollution. In October 2009, the European Union amended the directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly, or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
     The European Union is currently considering proposals to further regulate vessel operations. Individual countries in the European Union may also have additional environmental and safety requirements. It is difficult to predict what legislation or regulation, if any, may be adopted by the European Union or any other country or authority.
     Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective in November 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.632939 SDR per U.S. dollar on March 28, 2011. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
     The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard has issued proposed standards for ballast water discharge, which could set maximum acceptable discharge limits for various invasive species, or lead to requirement for active treatment of ballast water. Compliance with any new regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or arranging for disposal at port facilities at potentially substantial costs.
     At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not be in force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 28, 2011, the BWM Convention has been adopted by 27 states, representing approximately 25.32% of the world’s tonnage. Despite the lack of ratification, the Marine Environment Protection Committee of IMO passed a resolution in March 2010 calling upon those countries that have ratified the treaty to encourage the installation of ballast water management systems.
  Greenhouse Gas Regulation
     In February 2005, the Kyoto Protocol to the United Nations Framework on Climate Change, or Kyoto Protocol, entered into force. Under the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. At the December 2010 meeting of the United Nations Climate Change Conference in Cancun, the IMO proposed measures to control greenhouse gas emissions from international shipping. The EU indicated that if the IMO did not decide how to address greenhouse gas emissions from international shipping before December 2010, the EU would include international shipping in its emissions trading scheme. The IMO is currently evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based mechanisms and energy efficiency standards. In the United States, the EPA has issued a finding that greenhouse gases threaten public health and safety and has adopted regulations governing the emission of greenhouse gases from motor vehicles and large stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.
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
     The table below lists the next dry-docking and special surveys scheduled for our each vessel in our fleet, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
M/V Free Goddess	Third quarter 2013	Third quarter 2015
M/V Free Hero	Third quarter 2013	Third quarter 2015
M/V Free Impala	Third quarter 2015	Third quarter 2012
M/V Free Jupiter	Second quarter 2015	Second quarter 2012
M/V Free Knight	Second quarter 2016	Second quarter 2013
M/V Free Lady	Second quarter 2011	Second quarter 2013
M/V Free Maverick	First quarter 2016	First quarter 2013
M/V Free Neptune	Third quarter 2014	Third quarter 2011
     ISM and ISPS certifications have been awarded to all of our vessels and to the Manager by either the vessel’s flag country or a member of the International Association of Classification Societies.
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
  Hull and Machinery Insurance
     We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least their fair market values or such higher amounts as may be required to meet the requirements of any outstanding indebtedness on a particular vessel, with deductibles in amounts of approximately $100 to $200.
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

  Loss of Hire Insurance
     We have not obtained loss of hire insurance for any of our vessels. Loss of hire insurance generally provides coverage against loss of charter hire that result from the loss of use of a vessel. We will review annually whether obtaining and/or maintaining this insurance is cost effective. Our ability to obtain loss of hire insurance is subject to market conditions and general availability.
  Kidnap and Ransom
     We have kidnap and ransom insurance on a case by case basis, generally when one of our vessels is transitioning in an area where acts of piracy are known to take place. Kidnap and ransom insurance generally provides coverage against loss of earnings that result from the payment of ransom, fees of negotiators and crisis management personnel and the cost of reinstatement of replacement crew. The loss of earning extension covers the insured for any hire lost during seizure for a certain number of days that have been agreed on at the inception of the coverage, typically either 90, 120 or 180 days.
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
     The historical consolidated financial results of FreeSeas described below are presented, unless otherwise stated, in thousands of United States dollars.
Overview
     Our fleet consists of seven Handysize vessels and two Handymax vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” Additionally, we entered into contracts to purchase two Handysize drybulk carriers of approximately 33,600 dwt each, from a reputable Chinese shipyard, scheduled for delivery in the second and third quarter of 2012. As of May 16, 2011, the aggregate dwt of our operational fleet is approximately 247,446 dwt and the average age of our fleet is approximately 12.8 years.
     We are currently focusing on the Handysize and Handymax sectors, which we believe are more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We may, however, acquire larger drybulk vessels if appropriate opportunities present themselves.
     We have contracted the management of our fleet to our Manager. Our Manager provides technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.
Recent Developments
  Sale of M/V Free Destiny
     On July 30, 2010, we entered into an agreement to sell the M/V Free Destiny, a 1982-built 25,240 dwt Handysize drybulk vessel, for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010. We recognized a gain of $807. From the proceeds of the sale, we prepaid $2,700 toward the Deutsche Bank Nederland loan facility.

  Newbuilding Contracts
     On August 17, 2010, we entered into newbuilding contracts with a Chinese shipyard for the construction of two Handysize drybulk vessels of approximately 33,600 dwt each for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The vessels are scheduled for delivery in the second and third quartersp of 2012. We have determined that under present market conditions there is an arbitrage opportunity in ordering two newbuildings that yield higher individual earnings potential over a combined available lifespan of 56 years upon delivery, compared with three of its existing older vessels which have a combined remaining useful life of 39 years and are worth the same aggregate value as the aggregate newbuilding contract price for the two newbuildings.
  Commitments for Newbuildings Pre-Delivery and Post-Delivery Financing
     On September 10, 2010, we signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation, binding commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the construction of the two newbuildings.
  1:5 Reverse Stock Split
     On September 30, 2010 in the Annual General Meeting of Shareholders our shareholders approved a reverse stock split of our issued and outstanding common stock, effective on October 1, 2010, at a ratio of one share for every five shares outstanding. The reverse stock split consolidates five shares of common stock into one share of common stock, par value of $.001 per share.
  Vessels Classified as “Held for Sale” and Impairment Charges
     On October 1, 2010, we classified the M/V Free Hero, a 1995-built 24,318 dwt Handysize drybulk vessel, as “held for sale” for the year ended December 31, 2010 at its estimated market value, less cost to sell, as all criteria required for the classification of a vessel as “held for sale” were met. To date, no agreement has been reached to sell the M/V Free Hero. Additionally, on February 28, 2011, we initiated a plan of sale of the M/V Free Neptune, a 1996-built 30,838 dwt Handysize drybulk vessel, and M/V Free Impala, a 1997-built 24,111 dwt Handysize drybulk vessel. We have individually assessed for recoverability the carrying values of each of the above vessels. We have recorded at December 31, 2010 an impairment loss of $26.6 million by reference to the fair market values of the M/V Free Hero and the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value.
  Sale of M/V Free Envoy
     On April 14, 2011, we entered into an agreement to sell the M/V Free Envoy, a 1984-built, 26,318 dwt Handysize dry bulk carrier, for a sale price of $4,200. The vessel was delivered to the buyers on May 13, 2011. A gain will be realized in the second quarter of 2011. The major part of the sale proceeds will be applied towards reducing our debt.
Employment and Charter Rates
     All of our vessels are currently being chartered in the spot market. The following table presents our fleet information as of May 16,, 2011:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Lady	Handymax	2003	50,246	About 3-5 month time charter at $14,000 per day for the first 120 days and $15,500 for the balance period through May/June 2011

M/V Free Jupiter	Handymax	2002	47,777	Minimum 60 to about 90 day time charter at $16,000 per day plus gross delivery bonus $270,000 through July/August 2011

M/V Free Knight	Handysize	1998	24,111	About 80 day time charter trip at $10,000 per day through May/June 2011

M/V Free Maverick	Handysize	1998	23,994	About 62 day time charter trip at $9,100 per day through May/June 2011

M/V Free Impala	Handysize	1997	24,111	About 30 day time charter trip at $9,900 per day through May/June 2011

M/V Free Neptune	Handysize	1996	30,838	4-6 months time charter at $14,000 per day for the first 115 days and $15,250 thereafter, through May/July 2011

M/V Free Hero	Handysize	1995	24,318	About 20-25 day time charter trip at $10,500 per day through May 2011

M/V Free Goddess	Handysize	1995	22,051	4-6 months time charter at $12,000 per day through August/October 2011

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
Business Components and Activities
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
Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements.
     Impairment of Long-lived Assets: We follow the guidance under ASC 360, “Property, Plant and Equipment,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as future undiscounted net operating cash flows, vessel sales and purchases, business plans and overall market conditions. In performing the recoverability tests we determine future undiscounted net operating cash flows for each vessel and compare it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering our alternative courses of action, estimated vessel’s utilization, its scrap value, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated useful life of the vessel, net of vessel operating expenses adjusted for inflation, and cost of scheduled major maintenance. When our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value, if the fair market value is lower than the vessel’s carrying value, by recording a charge to operations. As of December 31, 2010, we performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions we used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and market historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, we used annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with our internal budgets and historical experiences. Our assessment concluded that no impairment existed as of December 31, 2010 for any of its vessels which it intends to hold, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel. As a result of our decision to sell the M/V Free Impala and the M/V Free Hero, an impairment loss of $26,631, of which $17,253 relates to the M/V Free Impala and $9,378 relates to the M/V Free Hero, was recognized in 2010 and reflected in our consolidated statement of operations.
     Vessels’ Depreciation: The cost of our vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Effective April 1, 2009, and following management’s reassessment of the useful lives of our assets, the fleet useful life was increased from 27 to 28 years. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels.
     Accounting for Special Survey and Dry-docking Costs: We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.
     Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading of its next fixed cargo and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is provided. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned. Probable losses on voyages in progress are provided for in full at the time such losses can be estimated.
Important Measures for Analyzing Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA. We consider Adjusted EBITDA to represent net earnings before interest, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, provision and write-offs of insurance claims and bad debts and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our performance.
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
     Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessels were chartered on period time charters as well as in the spot market during the year ended December 31, 2010.
     A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2008, 2009 and 2010 was $25,719, $16,105 and $15,742, respectively.
Vessel Operating Expenses
     Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature.
Principal Factors Affecting Our Business
     The principal factors that affected our financial position, results of operations and cash flows include the following:
•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and direct voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

•	Management fees and service fees;

•	Depreciation and amortization expenses, which are a function of vessel cost, any significant post-acquisition improvements, estimated useful lives, estimated residual scrap values, and fluctuations in the carrying value of our vessels, as well as, drydocking and special survey costs;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.
Performance Indicators
     The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2010, 2009 and 2008 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2010	2009	2008
Adjusted EBITDA (1)	$26,834	$30,337	$41,517
Fleet Data:
Average number of vessels (2)	9.65	9.35	7.36

	For the year ended December 31,
	2010	2009	2008
Ownership days (3)	3,523	3,414	2,688
Available days (4)	3,430	3,373	2,605
Operating days (5)	3,329	3,294	2,441
Fleet utilization (6)	97.1%	97.7%	93.7%
Average Daily Results:

Average TCE rate (7)	$15,742	$16,105	$25,719
Vessel operating expenses (8)	5,282	5,218	6,084
Management fees (9)	561	549	616
General and administrative expenses (10)	1,117	1,073	1,390
Total vessel operating expenses (11)	$5,843	$5,767	$6,700

(1)	Adjusted EBITDA reconciliation to net income: Adjusted EBITDA represents net earnings before, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, provision and write-offs of insurance claims and bad debts and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our performance.

	For the year ended December 31,
	2010	2009	2008
Net income/(loss)	$(21,821)	$6,859	$19,192
Depreciation and amortization	17,253	17,748	14,137
Amortization of deferred revenue	(1,034)	(81)	(368)
Back log asset	—	907	899
Stock-based compensation expense	559	494	107
Vessel impairment loss	26,631	—	—
Gain/(loss) on derivative instruments	465	111	1,456
Interest and finance cost, net of interest income	4,338	4,299	5,873
(Gain) on sale of vessel	(807)	—	—
Provision and write-offs of insurance claims and bad debts	1,250	—	221

Adjusted EBITDA	$26,834	$30,337	$41,517

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2010	2009	2008
Operating revenues	$57,650	$57,533	$66,689
Voyage expenses and commissions	(5,244)	(4,483)	(3,910)
Net operating revenues	52,406	53,050	62,779
Operating days	3,329	3,294	2,441

Time charter equivalent daily rate	$15,742	$16,105	$25,719

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2010	2009	2008
Vessel operating expenses	$18,607	$17,813	$16,354
Ownership days	3,523	3,414	2,688

Daily vessel operating expenses	$5,282	$5,218	$6,084

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expense and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Results of Operations
     Year Ended December 31, 2010 as Compared to Year Ended December 31, 2009
     REVENUES — Operating revenues for the year ended December 31, 2010 were $57,650 compared to $57,533 for the year ended December 31, 2009. The slight increase of $117 is attributable to the increase of the average number of vessels in our fleet from 9.35 for the year ended December 31, 2009 to 9.65 for the year ended December 31, 2010, which was partially offset by the lower average daily TCE rate of $15,742 in the year ended December 31, 2010 compared to an average daily TCE rate of $16,105 in the year ended December 31, 2009.
     VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $1,887 for the year ended December 31, 2010, as compared to $1,394 for the year ended December 31, 2009. The variance in voyage expenses is due to (i) the higher bunker consumption due to increased consumption during off-hire and idle days, (ii) higher port expenses and (iii) the increased cargo inspection expenses due to the increased discharging of cargo in South and West African ports. For the year ended December 31, 2010, commissions charged amounted to $3,357, as compared to $3,089 for the year ended December 31, 2009. The increase in commissions is mainly due to the small increase of operating revenues for the year ended December 31, 2010 compared to the year ended December 31, 2009 and a slightly higher average commission of 5.8% over total operating revenues for the year ended December 31, 2010 versus an average commission of 5.4% over total operating revenues for the year ended December 31, 2009. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods. For the year ended December 31, 2010, commissions paid to the Manager equal 1.25% of gross hire or freight for vessels, which in turn pays 1.25% of gross hire and freight to Safbulk.
     OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $18,607 in the year ended December 31, 2010, as compared to $17,813 in the year ended December 31, 2009. The slight increase of $794, which is translated to daily operating expenses of $5,282 for the year ended December 31, 2010 versus $5,218 for the year ended December 31, 2009 is mainly attributed to the higher operating expenses incurred during vessels dry-dockings which amounted to four for the year ended December 31, 2010 compared to three for the year ended December 31, 2009.
     DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2010, depreciation expense totaled $15,365, as compared to $16,006 for the year ended December 31, 2009. The decrease of $641 in depreciation expense resulted from the change in our depreciation policy as described below in the “Liquidity and Capital Resources” section, from the classification of M/V Free Hero as “held for sale” in the accompanying consolidated balance sheets for the year ended December 31, 2010 and the sale of M/V Free Destiny on August 27, 2010. The decrease was to some extent alleviated by the increase of the average number of vessels to 9.65 in the year ended December 31, 2010 from 9.35 in the year ended December 31, 2009. For the year ended December 31, 2010, amortization of dry-dockings and special survey costs totaled $1,888, an increase of $146 over the expenses reported in the year ended December 31, 2009. During the year ended December 31, 2010, we amortized eight vessels’ scheduled dry-dockings and special surveys versus six vessels’ scheduled dry-docking and special surveys during the year ended December 31, 2009.

     For the year ended December 31, 2010 and 2009, back-log asset’s amortization expense amounted to $nil and $907, respectively, and is included in voyage revenue, as the recognized asset in accordance with the acquisition of vessel the M/V Free Maverick has been fully amortized during 2009.
     MANAGEMENT FEES — Management fees for the year ended December 31, 2010 totaled $1,978, as compared to $1,874 in the year ended December 31, 2009. The $104 increase in management fees resulted from the increased average number of vessels under the technical management of the Manager to 9.65 in the year ended December 31, 2010 from 9.35 in the year ended December 31, 2009 and the higher monthly management fee since October 2009.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $4,494 (including $559 stock-based compensation expense) for the year ended December 31, 2010, as compared to $4,156 (including $494 stock-based compensation expense) for the year ended December 31, 2009. The difference was primarily due to the higher non-cash stock-based compensation costs and write-off of $184 of filing expenses.
     PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS — We agreed to settle the insurance claim of the M/V Free Jupiter in exchange of a full and definite settlement with the salvage company involved in the incident and a cash payment of $530 to us. In accordance with the agreement, we wrote off $986. The remaining balance of $264 mainly refers to write-offs of long outstanding accounts receivable.
     GAIN ON SALE OF VESSEL— We recognized a gain of $807 on the sale of the M/V Free Destiny, a 1982-built 25,240 dwt Handysize dry bulk vessel, for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010.
     VESSEL IMPAIRMENT LOSS — In September 2010, we initiated negotiations with various unrelated parties for the sale of the M/V Free Hero, the 1995 built 24,318 dwt Handysize dry bulk vessel. Accordingly, she was classified as an asset “held for sale,” which resulted in an impairment loss of $9,378 as the vessel was recorded at the lower of its carrying amount or fair value less cost to sell. The effect of the suspension of the depreciation for the fourth quarter of 2010, as a result of the classification of the M/V Free Hero as asset “held for sale,” was to increase net income for the year ended December 31, 2010 by $409 or $0.06 per weighted average number of shares, both basic and diluted. Due to our intention to proceed with the sales of the M/V Free Impala and M/V Free Neptune, we performed an impairment test as of December 31, 2010 and concluded that no impairment charge was required for the M/V Free Neptune. An impairment charge of $17,097 representing the amount by which the carrying amount of the vessel M/V Free Impala exceeded her fair value was recognized, which together with the associated deferred dry docking and special survey costs amounting to $156 are reflected in “Vessel impairment loss” in the consolidated statement of operations.
     FINANCING COSTS — Financing costs amounted to $4,375 in the year ended December 31, 2010 and $4,323 for the year ended December 31, 2009. The increase of $52 was mainly due to the increased weighted average interest rate to 3.0% during the year ended December 31, 2010 compared to 2.5% in the year ended December 31, 2009, and the commitment fees of $171 incurred in relation to the offer letter signed for the financing of the vessels under construction. The increase was partly counterbalanced by the decrease in amortization of deferred financing fees by $134 in the year ended December 31, 2010.
     GAIN /(LOSS) ON INTEREST RATE SWAPS — Under the terms of the two swap agreements, we make quarterly payments to the counterparty based on decreasing notional amounts, standing at $7,646 and $4,093 as of December 31, 2010 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments of 3-month LIBOR to us based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.
     The gain (loss) on our two interest rate swaps, which is reflected in the consolidated statements of operations comprises of a realized loss of $594 and an unrealized gain of $129, and a realized loss of $671 and an unrealized gain of $560 for the year ended December 31, 2010 and 2009, respectively. The change is attributable to the interest rate differential between floating and fixed interest rates during 2010. We use interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.
     NET LOSS — Net loss for the year ended December 31, 2010 was $21,821, as compared to $6,859 net income for the year ended December 31, 2009. The net loss for the year ended December 31, 2010 resulted primarily from the charge of the following extraordinary non-cash items during 2010: (i) an impairment loss of $26,631 of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero, (ii) the write-off of $986 that related to the full and final settlement of the M/V Free Jupiter insurance claim and (iii) the gain of $807 from the sale of M/V Free Destiny. After the elimination of these items, net income for the year ended December 31, 2010 would total to $4,989, as compared to $6,859 in the year ended December 31, 2009. The decrease in net income resulted primarily from higher operating and voyage expenses, as well as general and administrative expenses, as explained above, which were only partially, offset by increased operating revenues and lower depreciation and amortization expenses.
  Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008
     REVENUES — Operating revenues for the year ended December 31, 2009 were $57,533, as compared to $66,689 generated during the year ended December 31, 2008. The decrease of $9,156 is primarily attributable to a weaker charter market environment in the year ended December 31, 2009 compared to the year ended December 31, 2008, which was not counterbalanced by the increase of average number of vessels to 9.35 in the year ended December 31, 2009 from 7.36 in the year ended December 31, 2008.

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
     For the year ended December 31, 2009, commissions charged amounted to $3,089, as compared to $3,383 for the year ended December 31, 2008. The commission fees represent commissions paid to Safbulk through the Manager, as well as, other affiliated and unaffiliated third parties relating to vessels chartered during the relevant periods. Commissions paid to the Manager equal 1.25% of gross hire or freight for vessels, which in turn pays 1.25% of gross hire and freight to Safbulk.
     OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $17,813 in the year ended December 31, 2009, as compared to $16,354 in the year ended December 31, 2008. This increase of $1,459 in vessel operating expenses is a result of the increase of the average number of vessels owned to 9.35 during the year ended December 31, 2009, as compared to 7.36 during the year ended December 31, 2008. The daily vessel operating expenses per vessel owned, however, were $5,218 for the year ended December 31, 2009, as compared to $6,084 for the year ended December 31, 2008, a decrease of 14.2%. This decrease was due to the better monitoring of vessel operating expenses and the more efficient operation of our vessels as well as deflationary pressures on wages, lubricant costs, and some categories of stores, spares and services.
     DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2009, depreciation expense totaled $16,006, as compared to $13,349 for the year ended December 31, 2008. The increase in depreciation expense resulted from the growth of our fleet to an average of 9.35 for the year ended December 31, 2009 from an average of 7.36 for the year ended December 31, 2008 and the related investment in fixed assets. This increase in depreciation expense has been mitigated by the change in our depreciation policy as described below. For the year ended December 31, 2009, amortization of dry-dockings and special survey costs totaled $1,742 an increase of $954 over the expenses reported in the year ended December 31, 2008. During the year ended December 31, 2009, we amortized five vessels’ scheduled dry-dockings and special surveys versus four vessels’ scheduled dry-docking and special surveys in the year ended December 31, 2008. As a result, amortization of deferred dry-dockings and special survey costs increased for the year ended December 31, 2009.
     Effective April 1, 2009, and following our reassessment of the useful lives of our assets, our vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” was to increase net income for the year ended December 31, 2009 by $1,088 or $0.21 per weighted average number of share, both basic and diluted.
     For the year ended December 31, 2009 and December 31, 2008, back-log asset’s amortization expense amounted to $907 and $899, respectively, and is included in voyage revenue.
     MANAGEMENT FEES — Management fees for the year ended December 31, 2009 totaled $1,874, as compared to $2,634 for the year ended December 31, 2008, which included $1,655 of management fees, $300 office renovation expenses and $679 for service fees. The increase in management fees from $1,655 to $1,874 resulted from the fees charged in connection with the increased number of vessels under the technical management by the Manager and the increase of monthly technical management fee to $16.5 per vessel from $15 per vessel, effective since October 2009. For the year ended December 31, 2009, service fees were classified as general and administrative expenses.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit related expenses, international safety code compliance expenses, travel expenses, communications expenses, and services fees charged by the Manager, totaled $4,156 (including $494 stock-based compensation expense) for the year ended December 31, 2009, as compared to $2,863 (including $107 stock-based compensation expense) for the year ended December 31, 2008. The difference was primarily due to the change of the classification of services fees from “management fees” to “general and administrative expenses.” Stock-based compensation costs reflect non-cash, equity-based compensation granted in the form of stock options and restricted shares.
     FINANCING COSTS — Financing costs amounted to $4,323 in the year ended December 31, 2009, as compared to $6,453 for the year ended December 31, 2008. The decrease of $2,130 is mainly the result of the reduced interest expense for the year ended December 31, 2009 and the lower principal balances of our bank loans outstanding in the year ended December 31, 2009. Our financing costs represent primarily the amortized financing fees in connection with the bank loans used for the acquisition of our vessels and the write-off of unamortized financing fees. For the year ended December 31, 2009, we expensed the unamortized financing fees of $111. The $111 unamortized financing fees relate to the financing fees of $163 incurred for the loan of $26,250 from First Business Bank, or FBB, we obtained during 2008, to partially finance the acquisition of the M/V Free Impala. On December 15, 2009, we entered an agreement for a new secured term loan of $27,750 from FBB to refinance its existing loan with FBB.
     For the year ended December 31, 2008, we expensed the unamortized financing fees of $639 in comparison with related expenses incurred for the year ended December 31, 2007 of $2,570. The $639 unamortized financing fees were expensed in 2008 as a result of the refinancing of the HSH Nordbank AG loan facility with a new credit facility from Credit Suisse.
     The amortization of financing fees for the year ended December 31, 2009 totaled $345 or a decrease of $8 over the amortized expenses reported in the year ended December 31, 2008.
     LOSS ON DERIVATIVE INSTRUMENTS — Under the terms of the two swap agreements, we make quarterly payments to the counterparty based on decreasing notional amounts, standing at $9,299 and $4,978 as of December 31, 2009 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to us based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swap agreements concluded in the year ended December 31, 2009 and in the year ended December 31, 2008.

     The loss on our two interest rate swaps, which is separately reflected in the consolidated statements of operations comprises of a realized loss of $671 and an unrealized gain of $560, and a realized loss of $395 and an unrealized loss of $1,061 for the year ended December 31, 2009 and 2008, respectively.
     NET INCOME — Net income for the year ended December 31, 2009 was $6,859, as compared to $19,192 for the year ended December 31, 2008. The substantial decrease in net income for 2009 resulted primarily from the weaker freight market compared to the same period last year.
Liquidity and Capital Resources
     We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. As of May 16, 2011, our long-term borrowings totaled $114,871. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends. We expect to continue to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to fund our future operations and possible growth. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds. In 2009, we suspended the payment of cash dividends on our common stock because of prevailing economic conditions and to comply with restrictions in certain of our loan agreements. Because economic conditions remain uncertain, and because we are focusing on the renewal of our fleet, we have determined not to resume the payment of cash dividends at this time.
     The dry bulk carriers we owned had an average age of approximately 14.16 years as of December 31, 2010. Effective April 1, 2009, and following our reassessment of the useful lives of our assets, the vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     At December 31, 2010, our current liabilities exceeded our current assets by $2,128, as compared to $7,363 at December 31, 2009. In addition, and as further discussed under “Summary of Contractual Obligations” below, we have entered into two newbuilding contracts with a Chinese shipyard for the construction of two Handysize drybulk vessels of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The expected short term capital commitments to fund the construction installments under the shipbuilding contracts in 2011 amount to $4,880. We expect to use operating cash flows and the proceeds of the sale of vessels to pay the construction installments under the shipbuilding contracts until we take delivery of the vessels in the second and third quarters of 2012. Cash expected to be generated from the operations assuming that current market charter hire rates would prevail in 2011, may not be sufficient to cover our ongoing working capital requirements and capital commitments, or for us to be in compliance with certain covenants contained in our loan agreements. We are currently exploring several alternatives aiming to manage our working capital requirements and other commitments in the event of current market charter hire rates will continue including a plan for a share capital increase, disposition of certain vessels in our current fleet as more fully described in “Vessel Impairment Loss” and “Results of Operations” sections, and seek to achieve additional reductions in operating and other costs.
     We believe that the above plans will be sufficient to cover our working capital needs for a reasonable period of time.
Cash Flows
  Year Ended December 31, 2010 as Compared to Year Ended December 31, 2009
     OPERATING ACTIVITIES — Net cash from operating activities decreased by $589 to $20,802 for the year ended December 31, 2010, as compared to $21,391 of net cash from operating activities for the year ended December 31, 2009. The decrease resulted from higher operating, voyage, general and administrative expenses in the year ended December 31, 2010 compared to the year ended December 31, 2009.
     INVESTING ACTIVITIES — Net cash used in investing activities during the year ended December 31, 2010 was $2,819, as compared to $11,302 for the year ended December 31, 2009. This decrease reflected primarily the expenditures for the construction of the two newbuilding vessels we have under contract and the net cash sale proceeds of $2,846 from the sale of M/V Free Destiny in the year ended December 31, 2010, as compared to the acquisition of M/V Free Neptune in the year ended December 31, 2009 for a total cost of $11,302.
     FINANCING ACTIVITIES — The cash used in financing activities for the year ended December 31, 2010 was $20,630, as compared to $7,126 used in the year ended December 31, 2009. The increase in cash used in financing activities was due to the following cash movements:(i) scheduled repayment of bank loans of $14,800, (ii) a $2,700 prepayment on November 1, 2010 for the Deutsche Bank Nederland facility as a result of the sale of vessel M/V Free Destiny and (iii) an increase in restricted cash of $3,130 attributed to the pledged deposit to ABN AMRO in respect of the guarantee provided for the second installment of the two newbuildings, counterbalanced by the closing of the retention accounts with Credit Suisse due to the end of the waiver period relating to covenant breaches as of December 31, 2008. For the year ended December 31, 2009, the cash used in financing activities mainly consisted of: (i) scheduled repayments of bank loans of $21,700 and (ii) prepayment of $6,691 in total. For 2009, the cash provided from financing activities consisted of: (i) $16,244 proceeds from the follow-on equity offering and (ii) $6,000 from the FBB facility. The significant reduction of scheduled bank loan repayments for the year ended December 31, 2010 is due to: (i) $500 reduction in the repayment of the Credit Suisse facility, (ii) $5,400 reduction in the repayment of the Deutsche Bank Nederland facility and (iii) $1,000 reduction in the repayment of the FBB facility. These reductions are mainly due to the amended repayment schedules for the loans resulting from refinancing of existing loans with FBB and Deutsche Bank Nederland.

       Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008
     OPERATING ACTIVITIES — Net cash from operating activities decreased by $11,172 to $21,391 for the year ended December 31, 2009, as compared to $32,563 of net cash from operating activities in the year ended December 31, 2008. This is attributable to the weaker freight market in the year ended December 31, 2009 compared to the year ended December 31, 2008.
     INVESTING ACTIVITIES — Net cash used in investing activities during the year ended December 31, 2009 was $11,302, as compared to $182,539 for the year ended December 31, 2008. We agreed to purchase on August 5, 2009 the M/V Free Neptune from an unaffiliated third party for approximately $11,000 and related purchase costs of $302. The $182,539 in net cash used in investing activities for the year ended December 31, 2008 were associated with the acquisition of the M/V Free Knight on March 19, 2008 for the purchase price of $39,250 and related purchase costs of $400, with the acquisition of the M/V Free Impala on April 2, 2008 for the purchase price of $37,500 and related purchase costs of $420, with the acquisition of the M/V Free Lady on July 7, 2008 for a cash purchase price $65,200 and related purchase costs of $157 and with the acquisition of the M/V Free Maverick on September 1, 2008 for the cash purchase price of $39,600 and related purchase costs of $12.
     FINANCING ACTIVITIES — The cash used in financing activities during the year ended December 31, 2009 was $7,126, as compared to cash provided from financing activities for the year ended December 31, 2008 amounting to $89,960. During the year ended December 31, 2009, we received $6,000 additional liquidity as a result of a new secured term loan of $27,750 with FBB to refinance our then-existing loan of $21,750 on the M/V Free Impala, while we repaid $28,391 of loan principal. On July 28, 2009, we completed a registered offering of 10,041,151 shares of common stock (adjusted to 2,008,230 to reflect the reverse stock split), which included 1,309,715 shares (adjusted to 261,943 to reflect the reverse stock split) issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune, for general working capital purposes, and an amount equal to $1,691 was applied against the outstanding loan balance with Deutsche Bank Nederland as discussed in the section “Long-Term Debt” below. During the year ended December 31, 2008, we obtained and utilized the proceeds from the Deutsche Bank Nederland loan facilities, the proceeds from the FBB loan facility, and the proceeds from the Credit Suisse loan facility Tranche B for the purchase of the M/V Free Knight and the M/V Free Maverick, the purchase of the M/V Free Impala, and the purchase of the M/V Free Lady, respectively.
Long-Term Debt
     We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels.
     All of our credit facilities bear interest at LIBOR plus a margin, ranging from 2.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers (the respective vessel owning subsidiaries), including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks (at group level) and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.
     The weighted average interest rate for the year ended December 31, 2010 and the year ended December 31, 2009 was 3.0% and 2.5%, respectively. Interest expense incurred under the above loan agreements amounted to $3,932 (net of capitalized interest $43) and $3,708 for the year ended December 31, 2010 and the year ended December 31, 2009, respectively, and is included in “Interest and Finance Costs” in the consolidated statements of operations.
     Our remaining undrawn availability commitment is related to the Deutsche Bank Nederland overdraft facility commitment as of December 31, 2010 amounted to $125. In addition, we have available a commitment of up to $32,400 for the newbuildings as discussed below.
     On September 10, 2010, we signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the construction of two handysize vessels.
     The facility, that will be available for drawdown up to December 31, 2012, is repayable in 20 quarterly installments plus a balloon payable along with the last installments, commencing three months after the delivery of the vessels. The vessels will be used as collateral against the facility.
     According to the agreed terms, the facility will bear interest at LIBOR plus a margin and will include customary financial covenants; an arrangement fee will be paid upon signing of the agreement and commitment fees on the undrawn portion of the facility are paid, commencing on the signing of the offer letter. We have incurred commitment fees of $171 for the year ended December 31, 2010, included in the consolidated statements of operations in “Interest and Finance Costs.”
     On October 4, 2010 ABN AMRO issued letters of guarantee in favor of the Chinese yard covering the second installment for the vessels under construction, amounting to $2,440 for each vessel. On the same date, we entered into a bank guarantee facility agreement for the issuance of the above mentioned letter of guarantees. The letters of guarantee mature on the earliest between the date of the payment of the second installment and November 30, 2011. In this respect we have deposited an amount equal to the second installment for the vessels under construction on a pledged account with ABN AMRO and is included in the “Restricted cash” in the consolidated balance sheet.
     On November 1, 2010, we paid an amount of $2,700 constituting prepayment towards Deutsche Bank Nederland loan facility due to the sale of M/V Free Destiny and we expect to further prepay an amount of $3,700 due to the sale of the M/V Free Envoy. According to the loan terms, all future installments will be reduced to nil until the balloon payment due in November 2012.

     Loan Covenants
     As of December 31, 2010, our loan agreements contain various financial covenants as follows:
a)	Credit Suisse loan agreement: (i) we should maintain minimum cash balances of $375 for each of our vessels covered by the loan agreement; (ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance and the swap exposure, which has been waived to 115% until April 1, 2011, at which time the aggregate fair market value of the financed vessels again must not be less than 135% of the outstanding loan balance.

b)	FBB loan agreement: (i) we should maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

c)	Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio shall not be less than 3 until December 31, 2010 and thereafter to be reset by Deutsche Bank Nederland, in its reasonable discretion in consultation with us; (ii) the debt service coverage ratio shall not be less than 1.00 until December 31, 2010 and thereafter to be reset by Deutsche Bank Nederland, in its reasonable discretion in consultation with us; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 onwards.
     In the event of non-compliance with the covenants prescribed in the loan agreements, including the result of a sharp decline in the market value of our vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure our debt and bring us into compliance with the debt covenants, and could result in the lenders requiring immediate payment of the loans.
     As of December 31, 2010, we were in compliance with all of the loan covenants and the debt continues to be classified as long-term, except for (i) the principal payments falling due in the next 12 months and (ii) the estimated portion of the Credit Suisse loan balance relating to the M/V Free Hero amounting to $8,760 as a result of the intended sale of the vessel.
     There can be no assurances, however, that if current market conditions further deteriorate we will remain in compliance with our loan covenants. In the event of potential non-compliance with such debt covenants in the future there can be no assurances that our lenders will provide waivers or forbearances.
     As of December 31, 2010, the following repayments of principal are required over the next five years and throughout their term for our debt facilities:
(In thousands of U.S. Dollars)

	Long-term debt repayment due by period*
		Up to 1	1 – 3	3 – 5	More than 5
	Total	year	years	years	years
Deutsche Bank Nederland	$34,459	$3,300	$25,409	$5,750	$—
Credit Suisse	60,250	16,372	12,896	17,707	13,275
FBB	25,750	3,350	6,700	6,700	9,000

As of December 31, 2010	$120,459	$23,022	$45,005	$30,157	$22,275

*	Excluding the principal repayments for Hull 1 and Hull 2.
Off-Balance Sheet Arrangements
     As of December 31, 2010, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Summary of Contractual Obligations
     The following table summarizes our contractual obligations and their maturity dates as of December 31, 2010:

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Long-term debt	$120,459	$23,022	$45,005	$30,157	$22,275
Interest on variable-rate debt	12,151	3,453	4,978	3,342	378
Yard construction installments	44,840	4,880	39,960	—	—
Services fees to the Manager	11,021	1,422	2,844	2,844	3,911
Management fees to the Manager	34,515	2,193	3,645	3,564	25,113

Total obligations	$222,986	$34,970	$96,432	$39,907	$51,677

     The above table does not include our share of the monthly rental expenses for our offices of approximately Euro 10.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A. Directors and Senior Management
     The following sets forth the names of the members of our board of directors and our senior management. Generally, each member of the board of directors serves for a three-year term. Additionally, the directors are divided among three classes, so the term of office of a certain number of directors expires each year. Consequently, the number of directors who stand for re-election each year may vary. Our executive officers are appointed by, and serve at the pleasure of, the board of directors. The primary business address of each of our executive officers and directors is 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece.

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	40	Chairman of the Board of Directors, Chief Executive Officer and President	2011
Alexandros Mylonas	36	Chief Financial Officer and Treasurer	—
George Kalogeropoulos	50	Director	2012
Didier Salomon	64	Director	2012
Focko H. Nauta	53	Director	2013
Dimitrios Panagiotopoulos	50	Director	2011
Keith Bloomfield	39	Director	2013
Maria Badekas	38	Secretary	—
     Ion G. Varouxakis is one of our founders and is the Chairman of our board of directors. He also serves as our President and Chief Executive Officer. In 2003, Mr. Varouxakis founded Free Bulkers, the beginning of a single-vessel, self-financed entrepreneurial venture that led to FreeSeas’ founding and NASDAQ listing in 2005. Prior to founding Free Bulkers, Mr. Varouxakis held since 1997 management positions in private shipping companies operating in the drybulk sector. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is a member of the Hellenic Committee of the Korean Register of Shipping, is a member of the Hellenic and Black Sea Committee of Bureau Veritas and is an officer of the reserves of the Hellenic Army.
     Alexandros Mylonas is our Chief Financial Officer and joined us in October 2009. In addition, he has served as our Treasurer since December 2010. Prior to joining FreeSeas, Mr. Mylonas was the Banking Executive of Cardiff Marine Inc., a ship management company managing a fleet of tankers and drybulk carriers including the fleet of DryShips Inc. a company listed on the NASDAQ Global Select Market. From 2005 to 2008, Mr. Mylonas was an Account Manager with the Global Shipping Group of Fortis Bank, an international shipping bank. From 2002 to 2005, Mr. Mylonas was an Investment Associate with NBG Venture Capital, a private equity firm investing in Southeast Europe. Mr. Mylonas holds an MBA in Finance and Supply Chain Management from Michigan State University and a Bachelor of Business Administration from University of Macedonia in Thessaloniki.
     George Kalogeropoulos joined our board of directors in December 2010. He has over 30 years of marine transportation experience, holding managerial positions in brokering, chartering, ship management, and operations for large shipping companies in London and Greece. Since 1999, Mr. Kalogeropoulos has served as the Commercial/Chartering Director of a number of affiliates of the Restis Group of Companies. Mr. Kalogeropoulos currently serves on the boards of several companies in the transportation industry, including Swissmarine Corporation Ltd., South African Marine Corp., Safore Pty, and Safbulk Pty Ltd. He is a member of the Hellenic Shipbrokers Association.
     Didier Salomon joined our board of directors in 2008. He spent fifteen years as head of global shipping at BNP Paribas overseeing a $10 billion shipping portfolio and managing an international team of approximately 65 professionals. Prior to that, he held similar positions at Banque Louis-Dreyfus, Banque Bruxelles Lambert and Credit Naval. In late 2009, he established Shipadvise, a French company focusing on advisory and consultancy in shipping. Mr. Salomon holds a diploma in political science (Sciences Po Paris), a Master degree in law (Paris Assas) and a post graduate diploma in banking (Centre d’Etudes Superieures de Banque). For many years he has been a lecturer on the economy and capital markets at the Conservatoire des Arts et Metiers in Paris.

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
     Dimitrios Panagiotopoulos joined our board of directors in 2007. He is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he was working as chief accountant in Ionia Management, a Greek shipping company. Mr. Panagiotopoulos also serves on the board of directors of Seanergy Maritime Holdings Corp. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.
     Keith Bloomfield joined our board of directors in 2010. He has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP. Mr. Bloomfield earned an LL.M (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated cum laude with a B.A. in History from Tulane University.
     Maria Badekas holds a Bachelor in English and European Laws from Essex University (UK) and a Master of Law from University of Cambridge (UK). From 2001 to 2003 she was a political expert to the European Commission, DG Development. From 2003 to 2005, she was a special advisor to the Mayor of Athens and participated in the preparation of the Athens 2004 Olympic Games (international affairs and public relations). Between 2005 and 2006, she was a special advisor to the Minister of the Hellenic Ministry of Foreign Affairs, and from 2006 to 2009, she was a special advisor to the General Secretary for European Affairs of the Hellenic Ministry of Foreign Affairs.
     B. Compensation
     The total gross compensation paid in 2010 to our directors was $194. Effective on January 1, 2010 if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Commencing October 1, 2008, in connection with the execution of our amended and restated services agreement with our Manager, our Manager receives a monthly management fee from us to provide overall executive and commercial management of our affairs. See “Principal Shareholders” and “Related Party Transactions.”
     C. Board Practices
     The term of our Class A directors expires in 2012, the term of our Class B directors expires in 2013 and the term of our Class C directors expires in 2011. Mr. Bloomfield was appointed to the board of directors in March 2010 and Mr. Kalogeropoulos was appointed to the board of directors in December 2010. There are no agreements between us and any director that provide for benefits upon termination or retirement.
Board Committees
     Our board of directors has an audit committee, a compensation committee, a nominating committee and a corporate governance committee. Our board of directors has adopted a charter for each of these committees.
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
  Compensation Committee
     Our compensation committee consists of Messrs. Bloomfield and Panagiotopoulos, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

  Nominating Committee
     Our nominating committee consists of Messrs. Bloomfield and Panagiotopoulos, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.
  Corporate Governance Committee
     Our corporate governance committee consists of Messrs. Salomon and Bloomfield, each of whom is an independent director. The corporate governance committee ensures that we have and follow appropriate governance standards.
Director Independence
     Our securities are listed on the NASDAQ Stock Market and we are exempt from certain NASDAQ listing requirements including the requirement that our board be composed of a majority of independent directors. The board of directors has evaluated whether each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ requirements, the board of directors made a subjective determination as to each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the board of directors reviewed and discussed information provided by each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our board of directors has determined that each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.
Code of Conduct and Ethics
     We have adopted a code of conduct and ethics applicable to our directors, officers and employees, a copy of which is posted on our website.
     D. Employees
     We currently have no employees. Our Manager is responsible for employing all of the executive officers and staff to execute and supervise our operations based on the strategy devised by the board of directors and subject to the approval of our board of directors and for recruiting, and employing, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.
Amended and Restated 2005 Stock Incentive Plan
     Our Amended and Restated 2005 Stock Incentive Plan was implemented for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Our shareholders approved the plan on December 19, 2006. Awards may be granted under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Pursuant to the plan, we have reserved 300,000 shares of our common stock for awards, of which 216,000 remain available for grant as of the date of this report.
     In December 2007, our Board of Directors granted 9,000 options to directors and 25,000 options to executive officers, as adjusted to reflect the reverse stock split effective October 1, 2010, of which 28,000 would vest in one year, 3,000 would vest in two years and 3,000 in three years from the grant, all at an exercise price of $41.25 per share. Effective December 18, 2009, certain of our officers and directors have forfeited 22,000 of the stock options granted to them, leaving 12,000 stock options outstanding as of December 31, 2010 and 2009. The outstanding stock options, which expire on December 24, 2012, are vested and remain unexercised as of December 31, 2010.
     On December 31, 2009 our Board of Directors awarded 255,000 restricted shares, as adjusted to reflect the reverse stock split effective October 1, 2010, to its non-executive directors, executive officers and certain of our Manager’s employees. Of the 255,000 restricted shares, 10,000 restricted shares with an original vesting date on December 31, 2010 have been forfeited in May 2010. Of the remaining 245,000 restricted shares, 71,000 restricted shares vested on December 31, 2009, 40,000 restricted shares vested on December 31, 2010, 84,000 restricted shares will vest on December 31 2012 and 50,000 restricted shares will vest on December 31, 2013. Unvested restricted shares amounted to 134,000 as of December 31, 2010.
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
     A. Major Shareholders
     The following table sets out certain information regarding the beneficial ownership of our common stock as of May 16, 2011 by each of our officers and directors, all of our officers and directors as a group, and each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.

     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

	Number of	Shares of
	Shares of	Common
	Common Stock	Stock
	Beneficially	Beneficially
Name	Owned	Owned (1)
Ion G. Varouxakis (2)	546,274	8.42%
All directors and executive officers as a group (eight persons)(3)	611,674	9.42%
FS Holdings Limited (4)	648,120	9.99%

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Based on 6,487,852 shares of common stock outstanding as of May 16, 2011.

(2)	Reflects 502,940 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis and 3,334 shares underlying warrants owned by The Mida’s Touch. Does not include 8,000 shares owned of record by V Estates S.A., which is controlled by his father, or 6,120 shares owned of record by his mother, as to which shares he disclaims beneficial ownership.

(3)	Includes 50,000 restricted shares, which do not vest until December 31, 2013.

(4)	Reflects 561,757 shares owned by FS Holdings Limited, a Marshall Islands corporation, and 86,363 shares owned by Benbay Limited, a Republic of Cyprus corporation, each of which is controlled by the Restis family.
     B. Related Party Transactions
     Manager
     All of our vessels receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.
     On October 1, 2010, the subsidiaries Adventure Fourteen S.A. and Adventure Fifteen S.A. entered into management agreements with the Manager for the provision of management services to our two newbuilding vessels we have under contract.
     Each of our ship owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $16.5 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in U.S. dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.
     We also pay the Manager a fee equal to 1.25% of the gross freight or hire from the employment of our vessels. The Manager has subcontracted the charter and post charter management of our vessels and pays the 1.25% of the gross freight or hire from the employment of our vessels to Safbulk, an entity affiliated with the Restis family, one of our major shareholders. In addition, we pay a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by us with the assistance of the Manager. In this respect, we paid Free Bulkers $32 relating to the sale of M/V Free Destiny and $488 relating to the signing of shipbuilding contracts for the construction of two Handysize vessels in 2010 and $110 relating to the acquisition of M/V Free Neptune in 2009. In addition, we have incurred commission expense relating to our commercial agreement with the Manager amounting to $728, $752 and $866 for the years ended December 31, 2010, 2009 and 2008 respectively, included in “Commissions” in our consolidated statements of operations.
     We pay, as per our services agreement with the Manager, a monthly fee of $118.5, (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2010 would be $100,298.

     Fees and expenses charged by the Manager are included in our financial statements in “Management fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel,” “Vessels,” “Vessel impairment loss” and “Advances for vessels under construction.” The total amounts charged for the year ended December 31, 2010, 2009 and 2008 amounted to $3,826 ($1,978 of management fees, $1,439 of services fees, $178 of superintendent fees, $117 for other expenses and $114 for management fees and supervision expenses for vessels under construction), $3,245 ($1,874 of management fees, $1,313 of services fees and $58 of superintendent fees) and $2,634 ($1,655 of management fees, $679 of services fees and $300 of partial contribution for the refurbishment of the office space used by us), respectively.
     On December 31, 2009, we granted 84,000 restricted shares to certain of the Manager’s employees, vesting in December 2012, pursuant to our equity incentive plan.
     The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in the accompanying Consolidated Statements of Operations. In addition, in December 2010 and 2009, a bonus of $400 and $200 respectively, was granted to the Manager, which is included in “General and administrative expenses,” in our consolidated financial statements.
     The balance due from the Manager as of December 31, 2010 and December 31, 2009 was $1,285 and $1,410 respectively. The amount paid to the Manager for office space during the year ended December 31, 2010, 2009 and 2008 was $204, $197 and $206, respectively and is included in “General and administrative expenses” in our consolidated statements of operations.
  First Business Bank (FBB)
     We received from FBB, in which Ion G. Varouxakis, our Chairman, Chief Executive Officer and President, owns a minority interest, and in which members of the Restis family hold a substantial interest, a loan of $26,250 which has been used to partly finance the acquisition of the M/V Free Impala in April 2008. On December 15, 2009, we reached an agreement for a new secured term loan of $27,750 from FBB to refinance its then outstanding loan balance of $21,750 and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2010 was $25,750. Interest charged under the loan facility for the year ended December 31, 2010, 2009 and 2008 amounts to $893, $629 and $874, respectively, and is included in the interest and finance cost in our consolidated statements of operations.
 Other Related Parties
     We, through Free Bulkers and Safbulk, use, from time to time, a ship-brokering firm associated with family members of Ion G. Varouxakis, our Chairman, Chief Executive Officer and President, for certain of the charters of our fleet. During the year ended December 31, 2010, 2009 and 2008 such ship-brokering firm charged us commissions of $175, $48 and $112, respectively, which are included in “Commissions” in our consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2010 and December 31, 2009 was $98 and $18 respectively.
     C. Interest of Experts and Counsel
     Not applicable.

ITEM 8.	FINANCIAL INFORMATION
     A. Consolidated Statements and Other Financial Information
     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
     B. Significant Changes
     Not applicable.

ITEM 9.	THE OFFER AND LISTING
     A. Offer and Listing Details
     Not applicable.
     B. Plan of Distribution
     Not applicable.
     C. Markets
     Our common stock and Class Z warrants began trading on the NASDAQ Global Market on November 8, 2007 under the trading symbols FREE and FREEZ, respectively. Prior to that time our common stock and Class Z warrants were traded on the NASDAQ Capital Market under the symbols FREE and FREEZ, respectively.
     The closing high and low sales prices of our common stock and Class Z warrants as reported by the NASDAQ Stock Market, for the quarters and months indicated, are as follows (adjusted to give effect of our one share for five share reverse stock split that was effective on October 1, 2010):

	Common Stock		Class Z Warrants
For the Years Ended:	High	Low	High	Low
December 31, 2006	$27.25	$13.10	$1.20	$0.35
December 31, 2007	51.20	13.80	5.20	0.48
December 31, 2008	39.85	4.50	3.35	0.05
December 31, 2009	17.45	5.85	0.65	0.08
December 31, 2010	7.95	3.61	0.25	0.01

	Common Stock		Class Z Warrants
For the Quarters Ended:	High	Low	High	Low
March 31, 2009	$9.40	$2.70	$0.33	$0.08
June 30, 2009	17.45	5.85	0.65	0.10
September 30, 2009	12.15	7.85	0.55	0.16
December 31, 2009	8.75	6.35	0.32	0.16
March 31, 2010	6.70	6.40	0.20	0.20
June 30, 2010	7.45	5.85	0.20	0.10
September 30, 2010	6.00	4.50	0.15	0.02
December 31, 2010	5.08	3.61	0.12	0.01
March 31, 2011	3.89	2.46	0.09	0.03
June 30, 2011 (through May 16, 2011)	2.80	2.46	0.08	0.02

	Common Stock		Class Z Warrants
For the Months Ended:	High	Low	High	Low
November 30, 2010	5.08	3.92	0.12	0.01
December 31, 2010	4.08	3.61	0.12	0.04
January 31, 2011	3.89	3.44	0.09	0.03
February 28, 2011	3.44	2.92	0.09	0.07
March 31, 2011	3.49	2.72	0.09	0.05
April 30, 2011	2.78	2.46	0.08	0.02
May 31, 2011 (through May 16, 2011)	2.80	2.46	0.07	0.03
     D. Selling Shareholders
     Not applicable.
     E. Dilution
     Not applicable.
     F. Expenses of the Issue
     Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
     A. Share Capital
     Not applicable.
     B. Memorandum and Articles of Incorporation
     The information required herein was provided in the Registration Statement on Form F-1 (File No. 333-145203), the report on Form 6-K dated October 22, 2009, both previously filed by us with the Securities and Exchange Commission and incorporated herein by reference, and filed herewith as Exhibit 1.5.
     One million shares of our preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan as described below under “—Shareholder Rights Plan.”
Shareholder Rights Plan
     General
     Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $90.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.
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
     C. Material Contracts
     Except as described elsewhere in this document, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.
     D. Exchange Controls and Other Limitations Affecting Security Holders
     Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.
     E. Taxation
     The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to a U.S. Holder, as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with U.S. Holders that hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.
Marshall Islands Tax Consequences
     We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders provided such stockholders are not residents of the Marshall Islands. Holders of our common stock or warrants who are not residents of, domiciled in, or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common stock or warrants.
United States Federal Income Tax Consequences
     The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership and disposition of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion below is based, in part, upon Treasury Regulations promulgated under Section 883 of the Code, and in part, on the description of our business as described in “About Our Company” above and assumes that we conduct our business as described in that section.
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

     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. U.S. law prohibits us from engaging in transportation that produces income considered to be 100% from sources within the United States.
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
     Since the 2007 tax year, we have claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test. For 2010 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. While we expect to satisfy the Publicly-Traded Test for such years, there can be no assurance in this regards. Our ability to satisfy the Publicly-Traded Test is discussed below.
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
     The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
     Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely-Held Test.” The Closely-Held Test will not disqualify us, however, if we can establish that our qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Test.

     Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests set out under the regulations applicable to 5% Shareholders and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders. Further, the regulations require, and we must certify, that no person in the chain of qualified ownership of shares relied on by us to qualify for exemption holds those shares in bearer form.
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
     Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a “U.S. Individual Holder,” will generally be treated as “qualified dividend income” that is taxable to such a U.S. Individual Holder at preferential tax rates (through 2012) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions treated as dividends paid by us that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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
     Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes support this position. However, a 2009 case reviewing the deductibility of commissions by a foreign sales corporation decided that time charter income constituted rental income under the law due to specific characteristics of the time charters in that case. Tidewater Inc. v. U.S., 565 F.3d 299 (5th Cir., Apr. 13, 2009). The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
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
     Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that we are a passive foreign investment company by reflecting the QEF election on an IRS Form 8621 filed with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.

     Taxation of U.S. Holders Making a “Mark-to-Market” Election. Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 reflecting a mark-to-market election in accordance with the relevant instructions and related Treasury Regulations. Since our stock is listed on the NASDAQ Global Market, our common stock will be treated as “marketable stock” for this purpose, provided that our common stock is regularly traded on such market in accordance with applicable Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election under the passive foreign investment company rules with respect to our common stock would not apply to a Subsidiary PFIC, and a U.S. Holder would generally not be able to make such a mark-to-market election in respect of such U.S. Holder’s indirect interest in a Subsidiary PFIC. Consequently, U.S. Holders could be subject to the passive foreign investment company rules with respect to income of a Subsidiary PFIC, the value of which had already been taken into account indirectly via mark-to-market adjustments with respect to our shares.
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
     Note that, following a recent change in law, a U.S. holder that owns shares of a PFIC is required to file an annual information return with the IRS reflecting such ownership, regardless of whether a QEF election or mark-to-market election is made.
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
Interest Rate Fluctuation
     The international drybulk industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. To mitigate this risk, we have entered into two interest rate swap contracts.
     Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2011 fiscal year by approximately $1,126 based upon our debt level during the period in 2010 during which we had debt outstanding.

     The following table sets forth for a period of five years the sensitivity of the loans on each of the vessels owned by us during fiscal 2010 in U.S. dollars to a 100-basis-point increase in LIBOR.

	(In thousands of U.S. Dollars)
Vessel Name	2011	2012	2013	2014	2015
Free Hero / Free Goddess / Free Jupiter	$275	$170	$135	$100	$57
Free Impala / Free Neptune	$247	$214	$179	$145	$111
Free Knight	$137	$107	$76	$46	$15
Free Lady	$268	$238	$207	$177	$147
Free Maverick	$199	$156	—	—	—
     Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt” for a full description of each of these loans.
  Interest Rate Risk
     We are exposed to interest rate risk associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. We have two interest rate swaps outstanding with a total notional amount of $11,739 as of December 31, 2010. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in our earnings.
     Our derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, we verify the values produced by our pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. Model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
  Foreign Exchange Rate Risk
     We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2010, 2009 and 2008, approximately 55%, 21% and 21%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2010 by approximately $263 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2010.
  Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims and derivative contracts (interest rate swaps). We place our cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions.
     We monitor the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. We do not obtain rights to collateral to reduce its credit risk. We are exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, we limit our exposure by diversifying among counter parties with high credit ratings. In addition, the counterparty to the derivative financial instrument is a major financial institution in order to manage exposure to non-performance counterparties.
  Charter Market Risk
     Our revenues, earnings and profitability are affected by the prevailing charter market rates. During the first quarter of 2011, the BDI fluctuated from 1,693 where it stood on the first trading day of January 2011 to a low of 1,043 on February 4, 2011. Since then, the BDI has recovered to 1,306 on May 13, 2011. Such chartering market volatility is expected to adversely impact our financial performance for the relevant quarter including its net income and cashflow.
     M/V Free Jupiter was on time charter with KLC from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC has made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire has been received from KLC from February 8, 2011 until the scheduled and actual redelivery of the vessel on February 22, 2011. We have commenced arbitration proceedings against KLC, and have taken action to obtain security, including the arrest of KLC assets. As a result, we have obtained third-party security in the amount of $1,680 (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. We have also obtained cash security held in escrow in the amount of $159 from the execution of a lien on sub-hires. We believe that we have grounds to recover the above-described secured portion of our claim, although there can be no assurances that we will be able to do so. In addition, due to the uncertainties surrounding the possibility of recovering unsecured portion of the hire obligations due from KLC to us, management has determined that it will not recognize as income in the relevant quarter such unsecured amounts, which total approximately $320. On January 25, 2011 KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Except as described elsewhere in this document, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in 2010 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan). There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES
     (a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2010. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
     Based on our evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.
     (b) Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles in the United States.
     Management has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2010 was effective.
     (c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
     (d) Changes in Internal Control over Financial Reporting. There were no changes in internal control over financial reporting during the year ended December 31, 2010 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2009	2010
Audit fees (1)	$704	$464
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$704	$464

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2010 and 2009, which include for 2009 fees for professional services related to the filing of our prospectus supplement to the Company’s previously filed shelf registration statement which we used for July 2009 follow-on offering and fees that relate to the Company’s filing on October 22, 2009 with the U.S. Securities and Exchange Commission of the registration statement on Form F-1 for the purpose of undertaking possible capital raises in the future.
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
     The report of PWC on the Company’s financial statements for the fiscal year ended December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years prior to the appointment of E&Y as independent registered accounting firm, and in the subsequent interim period through May 1, 2009, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).
     In connection with the audits of the Company’s financial statements for the fiscal year ended December 31, 2008, and in the subsequent interim period through May 1, 2009, there were no disagreements with PWC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures that, if not resolved to the satisfaction of PWC, would have caused PWC to make reference to the matter in their report. The Company has requested PWC to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated June 16, 2010, is filed as Exhibit 15.1 to this Form 20-F.
     During the two most recent fiscal years prior to the appointment of E&Y as independent registered accounting firm, the Company has not consulted with E&Y regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that E&Y concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.

ITEM 16G.	CORPORATE GOVERNANCE
     As a foreign private issuer, we can elect to be exempt from many of the corporate governance requirements of The NASDAQ Stock Market other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with NASDAQ corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by us in lieu of NASDAQ’s corporate governance rules are described below:
•	Our board is composed of a majority of independent directors, consistent with NASDAQ corporate governance requirements; we are not required under Marshall Islands law, however, to maintain a majority independent directors and we cannot guarantee that we will always in the future maintain a board with a majority of independent members.

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we comply with provisions of Marshall Islands law, requiring that the board of directors approves share issuances.

•	In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are independent, hold regular meetings as is consistent with Marshall Islands law.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

     Other than as noted above, we are in compliance with all other applicable NASDAQ corporate governance standards. Additionally, we believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our stockholders
PART III

ITEM 17.	FINANCIAL STATEMENTS
     See Item 18.

ITEM 18.	FINANCIAL STATEMENTS
     The following financial statements, together with the report of our Independent Registered Public Accounting Firm thereon, as set forth on pages F-1 through F-28, are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit
No.:	Exhibit Description	Where Filed
1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Filed herewith

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.6	Form of Class Z Warrant	Exhibit 4.4 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.7	Warrant Clarification Agreement dated May 10, 2007 between FreeSeas Inc. and American Stock Transfer & Trust Company	Exhibit 4.27 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference

2.9	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.2	Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.7 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.3	Mortgage dated September 29, 2004 by Adventure Three S.A. in favor of Hollandsche Bank — Unie N.V.	Exhibit 10.8 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.4	Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.9 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

Exhibit
No.:	Exhibit Description	Where Filed

4.5	Short-Term Loan Agreement in Euros and Optional Currencies dated July 8, 2004 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.10 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.7	Standard Ship Management Agreement dated July 1, 2004 between Free Bulkers S.A. and Adventure Three S.A.	Exhibit 10.12 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

4.8	Amendment No. 1 of July 22, 2005 to the “Shipman 98” Agreement dated July 1, 2004 between Adventure Three S.A. and Free Bulkers S.A.	Exhibit 10.13 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.10	Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 10.23 to Amendment No. 2 of Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 11, 2005 and incorporated herein by reference

4.14	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank — Unie N.V.	Exhibit 4.28 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference

4.26	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.27	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.28	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.29	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.30	Loan Agreement dated March 31, 2008 between Adventure Nine and First Business Bank	Exhibit 4.43 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.31	First Preferred Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.44 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.32	Deed of Covenants dated April 2, 2008 between Adventure Nine and First Business Bank	Exhibit 4.45 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.33	Credit Agreement dated January 21, 2008 among Adventure Two, Adventure Three and Adventure Seven with Hollandsche Bank — Unie N.V.	Exhibit 4.46 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.34	Short Term Loan Agreement among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank—Unie N.V.	Exhibit 4.47 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.35	Rollover Loan Agreement dated April 3, 2008 among Adventure Two, Adventure Three, Adventure Seven and Hollandsche Bank — Unie N.V.	Exhibit 4.48 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

Exhibit
No.:	Exhibit Description	Where Filed
4.36	First Preferred Mortgage dated March 19, 2008 on the M/V Free Knight in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.49 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.37	Deed of Covenants between Adventure Seven and Hollandsche Bank — Unie N.V	Exhibit 4.45 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.39	Second Preferred Mortgage on the M/V Free Envoy in favor of Hollandsche Bank — Unie N.V.	Exhibit 4.52 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.41	First Preferred Mortgage on the M/V Free Maverick in favor of Hollandsche Bank — Unie N.V	Exhibit 4.54 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.42	Amended Credit Agreement dated August 12, 2008 among Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven with Hollandsche Bank — Unie N.V.	Exhibit 4.55 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.43	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.56 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.44	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.45	First Supplemental Agreement dated March 17, 2009 to Loan Agreement dated March 31, 2008 with First Business Bank S.A.	Exhibit 4.58 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.46	Deed of Amendment dated March 17, 2009 of the Deed of Covenant dated April 2, 2008 between Adventure Nine S.A. and First Business Bank S.A.	Exhibit 4.59 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.48	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008

4.50	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009

4.51	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009

4.52	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009

4.54	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009

4.55	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009

4.56	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009

4.57	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009

Exhibit
No.:	Exhibit Description	Where Filed
4.58	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009

4.59	Form of Addendum to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Three S.A. and Adventure Five S.A through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009

4.60	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.61	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.62	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.63	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.64	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.64 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.65	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.66	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.66 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.67	First Preferred Liberian Ship Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.67 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.68	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.68 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.69	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.69 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

8.1	Subsidiaries of the Registrant	Filed as Exhibit 21.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-162630) filed on March 30, 2011 and incorporated herein by reference

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith

Exhibit
No.:	Exhibit Description	Where Filed
13.2	Section 906 Certification of Chief Financial Officer	Filed herewith

15.1	Letter Regarding Change in Certifying Accountant	Filed as Exhibit 99.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-162630) filed on October 22, 2009 and incorporated herein by reference

15.2	Consent of PricewaterhouseCoopers, S.A.	Filed herewith

15.3	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.	Filed herewith

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.
By:	/s/ Alexandros Mylonas
	Name:	Alexandros Mylonas
	Title:	Chief Financial Officer

     Dated: May 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of FreeSeas Inc.
We have audited the accompanying consolidated balance sheet of FreeSeas Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreeSeas Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young (Hellas) Certified Auditors
Accountants S.A.
Athens, Greece
March 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of FreeSeas Inc.:
In our opinion, the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2008 present fairly, in all material respects, the results of operations and cash flows of FreeSeas Inc. for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers S.A.
Athens
April 14, 2009, except for the effects of a reverse stock split effective October 1, 2010 discussed in Note 13 to the consolidated financial statements, as to which the date is March 29, 2011.

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

		December 31,	December 31,
	Notes	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$3,694	$6,341
Restricted cash		5,255	1,750
Trade receivables, net of provision of $1,385 and $1,443 for 2010 and 2009 respectively		2,157	2,011
Insurance claims	11	133	9,240
Due from related party	4	1,285	1,410
Inventories		1,171	601
Prepayments and other		390	772
Vessel held for sale	5	13,606	—

Total current assets		$27,691	$22,125
Advances for vessels under construction	6	5,665	—
Vessels, net	5	213,691	270,701
Deferred charges, net	7	2,812	2,995
Restricted cash		1,125	1,500

Total non-current assets		$223,293	$275,196

Total assets		$250,984	$297,321

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$4,323	$10,746
Accrued liabilities		1,227	1,310
Unearned revenue		430	416
Due to related party	4	98	18
Derivative financial instruments — current portion	9	583	566
Deferred revenue — current portion		136	1,032
Bank loans — current portion	10	23,022	15,400

Total current liabilities		$29,819	$29,488
Derivative financial instruments — net of current portion	9	538	684
Deferred revenue — net of current portion		—	138
Bank loans — net of current portion	10	97,437	122,559

Total long term liabilities		$97,975	$123,381

Commitments and Contingencies	11	—	—
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	15	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized, 6,487,852 and 6,497,852 shares issued and outstanding at December 31, 2010 and 2009	15	6	6
Additional paid-in capital		127,634	127,075
Retained earnings/ (Accumulated deficit)		(4,450)	17,371

Total shareholders’ equity		$123,190	$144,452

Total liabilities and shareholders’ equity		$250,984	$297,321

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	Year Ended December 31,
	2010	2009	2008
OPERATING REVENUES	$57,650	$57,533	$66,689

OPERATING EXPENSES:
Voyage expenses	(1,887)	(1,394)	(527)
Commissions	(3,357)	(3,089)	(3,383)
Vessel operating expenses	(18,607)	(17,813)	(16,354)
Depreciation expense (Note 5)	(15,365)	(16,006)	(13,349)
Amortization of deferred charges (Note 7)	(1,888)	(1,742)	(788)
Management and other fees to a related party (Note 4)	(1,978)	(1,874)	(2,634)
General and administrative expenses	(4,494)	(4,156)	(2,863)
Provision and write-offs of insurance claims and bad debts	(1,250)	—	(221)
Gains on sale of vessel (Note 5)	807	—	—
Vessel impairment loss (Note 5)	(26,631)	—	—

Income (loss) from operations	$(17,000)	$11,459	$26,570

OTHER INCOME (EXPENSE):
Interest and finance costs	(4,375)	(4,323)	(6,453)
Loss on derivative instruments (Note 9)	(465)	(111)	(1,456)
Interest income	37	24	580
Other	(18)	(190)	(49)

Other income (expense)	$(4,821)	$(4,600)	$(7,378)

Net income (loss)	$(21,821)	$6,859	$19,192

Basic earnings (loss) per share	$(3.46)	$1.35	$4.57
Diluted earnings (loss) per share	$(3.46)	$1.35	$4.56
Basic weighted average number of shares	6,313,606	5,092,772	4,201,299
Diluted weighted average number of shares	6,313,606	5,092,772	4,210,393
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(All amounts in tables in thousands of United States Dollars, except for share and per share data)

	Common
	Shares		Additional	Retained
	(Notes 1 and	Common	Paid-in	Earnings
	13)	Shares $	Capital	(Accumulated deficit)	Total

Balance December 31, 2007	4,149,047	$4	$115,481	$(2,858)	$112,627
Dividend payments	—	—	(7,335)	(5,822)	(13,157)
Stock compensation expense	—	—	107	—	107
Stock issued upon exercise of warrants	35,575	—	836	—	836
Stock issued upon exercise of options	50,000	—	1,250	—	1,250
Net income	—	—	—	19,192	19,192

Balance December 31, 2008	4,234,622	$4	$110,339	$10,512	$120,855
Common shares issued	2,008,230	2	16,242	—	16,244
Stock compensation expense	—	—	494	—	494
Restricted shares issued	255,000	—	—	—	—
Net income	—	—	—	6,859	6,859

Balance December 31, 2009	6,497,852	$6	$127,075	$17,371	$144,452
Stock compensation expense	—	—	559	—	559
Restricted shares forfeited	(10,000)	—	—	—	—
Net loss	—	—	—	(21,821)	(21,821)

Balance December 31, 2010	6,487,852	$6	$127,634	$(4,450)	$123,190

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in tables in thousands of United States Dollars)

	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Cash Flows from Operating Activities:
Net income (loss)	$(21,821)	$6,859	$19,192
Adjustments to reconcile net income (loss) to net cash provided from operating activities
Depreciation (Note 5)	15,365	16,006	13,349
Amortization of deferred financing fees (Note 7)	211	345	353
Amortization of deferred dry-docking and special survey costs (Note 7)	1,888	1,742	788
Provision and write-offs of insurance claims and bad debts	1,250	—	221
Stock compensation cost (Note 14)	559	494	107
Write off of deferred financing fees (Note 7)	—	111	639
Change in fair value of derivatives (Note 9)	(129)	(560)	1,061
Amortization of deferred revenue	(1,034)	(81)	(368)
Gain on sale of vessel (Note 5)	(807)	—	—
Vessel impairment loss	26,631	—	—
Back log asset (Note 8)	—	907	899
Changes in:
-Trade receivables	(490)	(1,199)	(973)
-Insurance claims	4,992	8,567	(1,691)
-Due from related party	125	224	(597)
-Inventories	(570)	(22)	(80)
-Prepayments and other	382	200	(638)
-Accounts payable	(3,164)	(170)	7,735
-Accrued liabilities	(133)	(10,037	(5,366)
-Unearned revenue	14	(904)	537
-Due to related party	80	6	12
Dry-docking and special survey costs paid (Note 7)	(2,547)	(1,097)	(2,617)

Net Cash from Operating Activities	$20,802	$21,391	$32,563

Cash flows from (used in) Investing Activities:
Vessel acquisitions (Note 5)	—	(11,302)	(182,539)
Advances for vessels under construction (Note 6)	(5,665)	—	—
Proceeds from sale of vessel, net	2,846	—	—

Net Cash used in Investing Activities	$(2,819)	$(11,302)	$(182,539)

Cash flows from (used in) Financing Activities:
Increase in restricted cash	(3,130)	(655)	(2,245)
Proceeds from long term loan	—	6,000	153,650
Payments of bank loans	(17,500)	(28,391)	(49,600)
Proceeds from issuance of common shares, net of issuance costs (Note 15)	—	16,244	—
Exercise of warrants (Note 14)	—	—	836
Exercise of stock options (Note 14)	—	—	1,250
Common stock dividend	—	—	(13,157)
Financing fees (Note 7)	—	(324)	(774)
Net Cash from / (used in) Financing Activities	$(20,630)	$(7,126)	$89,960

Net increase /(decrease) in cash in hand and at bank	$(2,647)	$2,963	$(60,016
Cash and cash equivalents, beginning of year	6,341	3,378	63,394

Cash and cash equivalents, end of year	$3,694	$6,341	$3,378

Supplemental Cash Flow Information:
Cash paid for interest	$4,017	$4,462	$4,410
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
1.	Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas”). FreeSeas, formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies. The management of FreeSeas’ vessels is performed by Free Bulkers S.A. (the “Manager”), a Marshall Islands company that is controlled by the Chief Executive Officer of FreeSeas (see Note 4).

Effective October 1, 2010, the Company effected a five-to-one reverse stock split on its issued and outstanding common stock (Note 13). All share and per share amounts disclosed in the Financial Statements give effect to this reverse stock split retroactively, for all periods presented.

During the year ended December 31, 2010, the Company owned and operated eight Handysize (one of which was sold on August 2010), two Handymax dry bulk carriers and placed an order for the construction of two Handysize bulk carriers. As of December 31, 2010, FreeSeas is the sole owner of all outstanding shares of the following ship-owning subsidiaries:

					Year
					Built/
					Expected
	%				Year of	Date of	Date of
Company	Owned	M/V	Type	Dwt	Delivery	Acquisition	Disposal
Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	N/A
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A
Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	N/A
Adventure Eleven S.A	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A
Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A
Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A
Adventure Fifteen S.A	100%	Hull 2	Handysize	33,600	2012	N/A	N/A
2.	Significant Accounting Policies
a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with “U.S. GAAP” and include in each of the three years in the period ended December 31, 2010 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
entity or a variable interest entity. Under ASC 810 “Consolidation,” (formerly ARB No. 51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2010 and 2009, no such interest existed.

b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Comprehensive Income: The Company follows the provisions of ASC 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. For the years ended December 31, 2010, 2009 and 2008 comprehensive income was the same as net income.

d)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. During the years ended December 31, 2010, 2009 and 2008 three charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

Charterer	FY 2010	FY 2009	FY 2008
A	16%	37%	38%
B	14%	18%	13%
C	12%	Less than 10%	10%
e)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in other income/loss in the accompanying consolidated statements of operations.

f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)	Restricted Cash: Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security required under the respective loan agreements.

h)	Trade Receivables, net: The amount shown as Trade Receivables at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of an allowance for doubtful debts. An estimate is made of the allowance for doubtful debts based on a review of all outstanding amounts at year end, and an allowance is made for any accounts which management believes are not recoverable.

i)	Insurance Claims: Insurance claims comprise claims submitted and/or claims in the process of compilation for submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. They are recorded as incurred on the accrual basis and represent the claimable expenses incurred, net of deductibles, the recovery of which is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed. Any non-recoverable amounts are included in accrued liabilities and depending on their nature, are classified as operating expenses or voyage expenses in the statement of operations. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

j)	Inventories: Inventories, which are comprised of bunkers and lubricants remaining on board of the vessels at year end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.

k)	Advances for vessels under construction: This account includes milestone payments relating to the shipbuilding contracts with the shipyard, and various pre-purchase costs and expenses for which the recognition criteria are met.

l)	Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred.

m)	Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s assets, the fleet useful life was increased from 27 to 28 years. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels.

n)	Vessels held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups of assets as being held for sale in accordance with ASC 360, “Property, Plant and Equipment,” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset; (ii) the asset is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the consolidated balance sheet.

o)	Impairment of Long-lived Assets: The Company follows the guidance under ASC 360, “Property, Plant and Equipment,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as future undiscounted net operating cash flows, vessel sales and purchases, business plans and overall market conditions. In performing the recoverability tests the Company determines future undiscounted net operating cash flows for each vessel and compares it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the Company’s alternative courses of action, estimated vessel’s utilization, its scrap value, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated useful life of the vessel, net of vessel operating expenses adjusted for inflation, and cost of scheduled major maintenance. When the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.

As of December 31, 2010, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and market historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that for vessels that it is intended to be held and used no impairment existed as of December 31, 2010, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel. For the vessels for which alternative courses of action (including their sale) are under consideration, an impairment charge of $26,631 was recognized in 2010 and reflected in the accompanying consolidated statement of operations.

p)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
immediately written-off. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.

q)	Financing Costs: Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods, using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, if the refinancing is deemed to be a debt extinguishment under the provision of ASC 470-50 “Debt: Modifications and Extinguishments.”

r)	Unearned Revenue: Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. These amounts are recognized as revenue over the voyage or charter period.

s)	Deferred Revenue and Back-log assets: When a vessel is acquired with an assumed remaining time charter, the Company records any below or above market value of the time charter assumed. The difference between market and assumed below-market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back log asset and amortized on a straight line basis to revenue over the remaining life of the assumed time charter.

t)	Interest Rate Swaps: The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements, designated as “economic hedges” are recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2008, 2009 and 2010, there was no derivative transaction meeting such hedge accounting criteria; therefore the change in their fair value is recognised in earnings.

u)	Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, trade receivables (net of allowance), insurance claims, prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, approximate their respective fair values.

v)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. .

w)	Fair value option: In February, 2007, the FASB issued ASC 825, “Financial Instruments,” which permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company elected not to report any existing financial assets or liabilities at fair value that are not already reported at fair value. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

x)	Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
determinable, and collection is reasonably assured. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms, in return for payment of an agreed upon freight rate per ton of cargo. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading of its next fixed cargo and is deemed to end upon the completion of the discharge of the current cargo. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is provided, Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned. Probable losses on voyages in progress are provided for in full at the time such losses can be estimated.

y)	Profit Sharing Arrangements: From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may have received additional income at an agreed percentage of net earnings earned by such charterer, where those earnings are over the base rate of hire and settled periodically during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned.

z)	Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income as incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

aa)	Stock-Based Compensation: Following the provisions of ASC 718, “Compensation- Stock Compensation” the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was in substance, a separate award.

bb)	Earnings per Share: Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (warrants, options and restricted shares) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.

cc)	Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
dd)	Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

ee)	Recent Accounting Standards Updates:

ASU 2010-06: In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The provisions of ASU 2010-06 did not have a material impact on the Company’s consolidated financial statements.
3.	Working capital
At December 31, 2010, the Company’s current liabilities exceeded its current assets by $2,128. In addition and as further discussed in Note 6 the Company’s expected short term capital commitments to fund the construction installments under the shipbuilding contracts in 2011, amount to $4,880. Cash expected to be generated from operations assuming that current market charter hire rates would prevail in 2011, may not be sufficient to cover the Company’s ongoing working capital requirements and capital commitments, or for the Company to be in compliance with certain covenants contained in its loan agreements. The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments in the event of current market charter hire rates will continue including a share capital increase, disposition of certain vessels in its current fleet as more fully described in Note 5, and seek to achieve additional reductions in operating and other costs.

The Company believes that the above plans will be sufficient to cover its working capital needs for a reasonable period of time.
4.	Related Party Transactions
Manager

All vessels listed in Note 1 (except M/V Free Fighter and M/V Free Destiny which were sold in April 2007 and August 2010, respectively) receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

On October 1, 2010, the subsidiaries Adventure Fourteen S.A. and Adventure Fifteen S.A. entered into management agreements with the Manager for the provision of management services to Hull 1 and Hull 2.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $16.5 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
FreeSeas also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. The Manager has subcontracted the charter and post charter management of FreeSeas’ vessels and pays the 1.25% of the gross freight or hire from the employment of the vessels to Safbulk Pty Ltd (“Safbulk), an entity affiliated with one Company’s major shareholder. In addition, FreeSeas pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of the Manager. In this respect, the Company paid Free Bulkers $32 relating to the sale of M/V Free Destiny (Note 5) and $488 relating to the signing of shipbuilding contracts for the construction of two handysize vessels (Note 6) in 2010 and $110 relating to the acquisition of M/V Free Neptune in 2009. In addition, the Company has incurred commission expense relating to its commercial agreement with the Manager amounting to $728, $752 and $866 for the years ended December 31, 2010, 2009 and 2008 respectively, included in “Commissions” in the accompanying consolidated statements of operations.

FreeSeas pays, as per its services agreement with the Manager, a monthly fee of $118.5, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2010 would be $100,298.

Fees and expenses charged by the Manager are included in the accompanying consolidated financial statements in “Management fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel,” “Vessels,” “Vessel impairment loss” and “Advances for vessels under construction.” The total amounts charged for the year ended December 31, 2010, 2009 and 2008 amounted to $3,826 ($1,978 of management fees, $1,439 of services fees, $178 of superintendent fees, $117 for other expenses and $114 for management fees and supervision expenses for vessels under construction), $3,245 ($1,874 of management fees, $1,313 of services fees and $58 of superintendent fees) and $2,634 ($1,655 of management fees, $679 of services fees and $300 of partial contribution for the refurbishment of the office space used by the Company), respectively.

On December 31, 2009, the Company granted 84,000 restricted shares to certain of the Manager’s employees vesting in December 2012 pursuant to the Company’s equity incentive plan (Note 14).

The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in the accompanying Consolidated Statements of Operations. In addition, in December 2010 and 2009, a bonus of $400 and $200 respectively, was granted to the Manager, which is included in “General and administrative expenses.”

The balance due from the Manager as of December 31, 2010 and December 31, 2009 was $1,285 and $1,410 respectively. The amount paid to the Manager for office space during the year ended December 31, 2010, 2009 and 2008 was $204, $197 and $206, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

First Business Bank (FBB)

FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, and in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $26,250 (Note 10) which has been used to partly finance the acquisition of the M/V Free Impala in April 2008. On December 15, 2009, the Company reached an agreement for a new secured term loan of $27,750 from FBB to refinance its then outstanding loan balance of $21,750 and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2010 was $25,750. Interest charged under the loan

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
facility for the year ended December 31, 2010, 2009 and 2008 amounts to $893, $629 and $874, respectively, and is included in the Interest and finance cost in the accompanying consolidated statements of operations.

Other Related Parties

The Company, through Free Bulkers and Safbulk uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the year ended December 31, 2010, 2009 and 2008 such ship-brokering firm charged the Company commissions of $175, $48 and $112, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2010 and December 31, 2009 was $98 and $18 respectively.
5.	Vessels, net/Vessels held for sale

		Accumulated	Net Book
	Vessels Cost	Depreciation	Value
December 31, 2007	$117,781	$(9,760)	$108,021
Additions new vessels	180,733	—	180,733
Depreciation	—	(13,349	(13,349)

December 31, 2008	$298,514	$(23,109)	$275,405
Additions new vessels	11,302	—	11,302
Depreciation	—	(16,006	(16,006)

December 31, 2009	$309,816	$(39,115)	$270,701

Depreciation	—	(15,365)	(15,365)

Disposal	(7,600)	5,561	(2,039)
Vessel held for sale	(27,981)	5,472	(22,509)
Vessel impairment charge	(22,921)	5,824	(17,097)

December 31, 2010	$251,314	$(37,623)	$213,691

Vessel acquisition during the year ended December 31, 2009

In 2009, the Company agreed to purchase the M/V Free Neptune from an unaffiliated third party for $11,000 plus costs directly related to the purchase amounting to $302. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009. The Company financed the acquisition using cash on hand which was raised as part of the Company’s follow on equity offering in July 2009 (Note 15).

Vessel acquisitions during the year ended December 31, 2008

During 2008, the Company acquired the M/V Free Knight, M/V Free Impala, M/V Free Lady and M/V Free Maverick for a total purchase cost of $180,733.

Vessel disposed during the year ended December 31, 2010

On July 30, 2010, the Company agreed to sell the M/V Free Destiny, a 1982 built 25,240 dwt Handysize dry bulk vessel for a consideration of $3,213. The vessel was delivered to the buyers on August 27, 2010 and the Company recognized a gain of $807 as a result of the sale. From the proceeds of the sale, the Company paid on November 1, 2010 an amount of $2,700 constituting prepayment towards the Deutsche Bank Nederland N.V. (“Deutsche Bank Nederland,” formerly known as Hollandsche Bank Unie) loan facility B (Note 10).

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
Vessel classified as assets held for sale during the year ended December 31, 2010, or for which management has committed to a plan of sale

The Company according to the provisions of ASC 360, has classified the M/V Free Hero as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2010 at her estimated market value less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. The vessel’s carrying value was adjusted to $13,606 at the date of its classification as held for sale. Furthermore subsequent to December 31, 2010, at the direction of the Company’s Board of Directors, and after obtaining the respective lenders consent (FBB), the Company initiated a plan of sale of the vessels M/V Free Neptune and M/V Free Impala within the context of its plans to fund its working capital requirements as discussed in Note 3 and renew its fleet of vessels. All three vessels are expected to be disposed off subsequent to March 31, 2011 but prior to December 31, 2011.

The Company has individually assessed for recoverability the carrying values of each of the above vessels, including unamortized deferred dry docking costs of $631. In performing its assessment, the Company compared the carrying values of these vessels with their estimated fair values at December 31, 2010. As a result of this assessment the Company has recognized an impairment loss of $26,631 in the accompanying 2010 consolidated statement of operations, of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero. No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value. The Company estimates that the aggregate net proceeds from the sale of these vessels, excluding approximately $34,000 of the proceeds that will be applied against Credit Suisse and FBB loan outstanding balances, will be sufficient to cover its working capital requirements in case that current market charter rates will continue for an extended period of time.

All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 10 below.
6.	Advances for Vessels under Construction
On August 17, 2010, two of the Company’s wholly owned subsidiaries entered into shipbuilding contracts with a Chinese yard for the construction of two drybulk vessels of approximately 33,600 dwt each for an aggregate purchase price of $49,720 including extra costs of approximately $920 in total. The vessels are scheduled for delivery in the second and third quarter of 2012. The Company has advanced the first installment on September 20, 2010 amounting to $2,440 for each hull.

The amount shown in the accompanying consolidated balance sheet includes milestone payments relating to the shipbuilding contracts with the shipyard, supervision costs and any material related expenses incurred during the construction period, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2010, the Company has advanced $4,880 under the shipbuilding contracts as follows:

		December 31, 2010
	Expected	Contract	Capitalized
Vessel name	delivery	payments	expenses	Total
Hull 1	May-12	$2,440	$413	$2,853
Hull 2	July-12	2,440	372	2,812

		$4,880	$785	$5,665

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
     Expected construction installments until the delivery of the vessels are as follows:

Month	Hull 1	Hull 2
March 2011	$2,440	—
May 2011	—	$2,440
February 2012	$2,440	—
April 2012	$2,440	$2,440
May 2012	$15,100	—
June 2012	—	$2,440
July 2012	—	$15,100

Total	$22,420	$22,420

The construction installments above may change subject to mutual agreement between the Company and the yard.
7.	Deferred Charges

	Dry-	Special
	docking	survey	Financing
	Costs	Costs	Costs	Total
December 31, 2007	$242	$752	$1,167	$2,161
Additions	737	1,880	774	3,391
Write-offs	—	—	(639)	(639)
Amortization	(273)	(515)	(353)	(1,141)

December 31, 2008	$706	$2,117	$949	$3,772
Additions	551	546	324	1,421
Write-offs	—	—	(111)	(111)
Amortization	(504)	(1,238)	(345)	(2,087)

December 31, 2009	$753	$1,425	$817	$2,995

Additions	1,610	937	—	2,547
Write-offs	(298)	(333)	—	(631)
Amortization	(834)	(1,054)	(211)	(2,099)

December 31, 2010	$1,231	$975	$606	$2,812

Additions to deferred dry-docking and special survey costs in 2010 related to the dry docking and special survey of the M/V Free Goddess, the M/V Free Jupiter, the M/V Free Knight and the M/V Free Hero.

An amount of $111 and $639 relating to unamortized deferred financing fees of the FBB and HSH refinanced loans in 2009 and 2008 respectively, were written off under the provisions of ASC 470-50.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
8.	Back-log Assets
The Company estimates the fair values of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below or above market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back-log asset and amortized on a straight line basis to revenue over the remaining life of the assumed time charter. The back-log asset relating to the acquisition of the M/V Free Maverick which was acquired in September 2008 was fully amortized during the year ended December 31, 2009. The amortization for the year ended December 31, 2010, 2009 and 2008 amounted to $nil, $907 and $899, respectively.
9.	Derivatives at Fair Value
The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings. During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company entered into two interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein were recognized in the balance sheets and statements of operations, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements.

Under the terms of the two swap agreements, the Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $7,646 and $4,093 as of December 31, 2010 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swap agreements concluded in 2010 and 2009.

The change in fair value on the Company’s two interest rate swaps for the year ended December 31, 2010, 2009 and 2008 resulted in an unrealized gain of $129, an unrealized gain of $560 and an unrealized loss of $1,061, respectively. The settlements on the interest rate swaps for the year ended December 31, 2010, 2009 and 2008 resulted in realized losses of $594, $671 and $395, respectively. The total of the change in fair value and settlements for the year ended December 31, 2010, 2009 and 2008 aggregate to losses of $465, $111 and $1,456, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures.” The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Quoted
Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$1,121	$—	$1,121	$—

Total	$1,121	$—	$1,121	$—

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms,

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
10.	Long-Term Debt
Long-term debt as of December 31, 2010 and 2009 consists of the following bank loans:

	(In thousands of U.S. Dollars)
	December 31, 2010			December 31, 2009
	Current	Long-term		Current
Lender	Portion	portion	Total	portion	Long-term	Total
Deutsche Bank Nederland (a)*	$3,000	$11,750	$14,750	$3,000	$14,750	$17,750
Deutsche Bank Nederland (b)*	$300	$19,409	$19,709	$2,400	$21,809	$24,209
Credit Suisse (c)	$13,372	$18,603	$31,975	$5,000	$31,975	$36,975
Credit Suisse (d)	$3,000	$25,275	$28,275	$3,000	$28,275	$31,275
First Business Bank. (e)	$3,350	$22,400	$25,750	$2,000	$25,750	$27,750
Total	$23,022	$97,437	$120,459	$15,400	$122,559	$137,959

The remaining repayment terms of the loans outstanding as of December 31, 2010 were as follows:

Lender	Vessel	Remaining Repayment Terms
(a) Deutsche Bank Nederland	M/V Free Knight M/V Free Envoy	Nineteen consecutive quarterly installments of $750 followed by one installment of $500.

(b) Deutsche Bank Nederland	M/V Free Maverick	One quarterly installment of $300, three quarterly installments of $600 and one balloon payment of $17,609 payable together with the last installment.

(c) Credit Suisse	M/V Free Hero M/V Free Goddess M/V Free Jupiter	Three quarterly installments of $1,250, sixteen quarterly installments of $862, an assumed partial prepayment of $8,760, as a result of the intended sale of M/V Free Hero and a balloon payment of $5,673.

(d) Credit Suisse	M/V Free Lady	Twenty-one consecutive quarterly installments of $750 and a balloon payment of $12,525 payable together with the last installment.

(e) First Business Bank	M/V Free Impala M/V Free Neptune	Twenty-four consecutive quarterly installments of $837.5 each plus a balloon payment of $5,650, payable together with the last installment.
The vessels indicated in the above table are pledged as collateral for the respective loans.

The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels (Note 4).

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
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

On November 1, 2011, according to the terms of the loan agreement, the Company shall pay towards Deutsche Bank Nederland facility in relation to M/V Free Maverick a success fee calculated on the facility amount then outstanding.

The weighted average interest rate for the year ended December 31, 2010 and 2009 was 3.0% and 2.5%, respectively. Interest expense incurred under the above loan agreements amounted to $3,932 (net of capitalized interest $43), $3,708 and $5,101 for the years ended December 31, 2010, 2009 and 2008, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

Company’s remaining undrawn availability from the Deutsche Bank Nederland overdraft facility commitment as of December 31, 2010 amounted to $125.

On September 10, 2010, the Company signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the construction of two handysize vessels (Note 6).

The facility, that will be available for drawdown up to December 31, 2012, is repayable in 20 quarterly installments plus a balloon payable along with the last installments, commencing three months after the delivery of the vessels. The vessels will be used as collateral against the facility.

According to the agreed terms, the facility will bear interest at LIBOR plus margin and will include customary financial covenants; an arrangement fee will be paid upon signing of the agreement and commitment fees on the undrawn portion of the facility are paid, commencing on the signing of the offer letter. The Company has incurred commitment fees of $171 for the year ended December 31, 2010, included in the accompanying consolidated statements of operations in “Interest and Finance Costs.”

On October 4, 2010 ABN AMRO issued letters of guarantee in favor of the Chinese yard covering the second installment for the vessels under construction, amounting to $2,440 for each vessel. On the same date, the Company entered into a bank guarantee facility agreement for the issuance of the above mentioned letter of guarantees. The letters of guarantee mature on the earliest between the date of the payment of the second installment and November 30, 2011. In this respect the Company has deposited an amount equal to the second installment for the vessels under construction on a pledged account with ABN AMRO and is included in the “Restricted cash” in the accompanying consolidated balance sheet.

On November 1, 2010, the Company paid an amount of $2,700 constituting a prepayment towards the Deutsche Bank Nederland loan facility due to the sale of M/V Free Destiny. According to the loan terms, the following 3 installments will be reduced to nil and the installment due on November 1, 2011 will be reduced to $300. The remaining repayment schedule remains unchanged.

Loan Covenants

As of December 31, 2010, the Company’s loan agreements contain various financial covenants as follows:
d)	Credit Suisse loan agreement: (i) the Company should maintain minimum cash balances of $375 for each of the Company’s vessels covered by the loan agreement; (ii) the aggregate fair market value of

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
the financed vessels must not be less than 135% of the outstanding loan balance and the swap exposure (Note 9), which has been waived to 115% until April 1, 2011.

e)	FBB loan agreement: (i) the Company should maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; (iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

f)	Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio shall not be less than 3 until December 31, 2010 and thereafter to be reset; (ii) the debt service coverage ratio shall not be less than 1.00 until December 31, 2010 and thereafter to be reset; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 onwards.
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

As of December 31, 2010, the Company was in compliance with all of its original loan covenants and the debt continues to be classified as long-term, except for (i) the principal payments falling due in the next 12 months and (ii) the estimated portion of Credit Suisse outstanding loan balance relating to M/V Free Hero amounting to $8,760 as a result of the intended sale of the vessel.

Management is in continuous contact with the lending banks and believes that the Company will cure any potential event of non-compliance in a timely manner should the current market charter rates prevail for the most part of 2011, and vessel values further deteriorate. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the bank debt, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing bank debt. Cash being generated from operations is expected to be sufficient for this purpose. There can be no assurance however that if current market conditions further deteriorate, and in the event of potential non — compliance with such debt covenants in the future years, the lenders will provide waivers.

As of December 31, 2010, the following repayments of principal are required over the next five years and throughout their term for the Company’s debt facilities:
(In thousands of U.S. Dollars)

Year ended December 31,	Amount
2011	$23,022
2012	32,207
2013	12,798
2014	12,798
2015	17,359
2016 and thereafter	22,275
Total	$120,459

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
11.	Commitments and Contingencies
Claims

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 25%-40% of the Company’s annual insurance premiums, and in no year have exceeded $1 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel.

On September 21, 2007, the vessel M/V Free Jupiter ran aground off the coast of the Philippines. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008. On February 9, 2009, the Company entered into an agreement with the salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation. The final adjustment of general average of the casualty was issued on November 30, 2009 apportioning a total of $7,960 between the various insurers and parties involved. On February 9, 2010, the claims committee of the lead hull underwriters approved the payment of the amount of $3,393 apportioned to the hull underwriters of the vessel. On February 26, 2010 the Company submitted its claim for the amount of $4,567 to the P&I club involved in accordance with the final adjustment of general average. Following extensive negotiations with the P&I club, the Company agreed to settle the claim in exchange for a full and definite settlement with the salvage company involved in the incident and a cash payment of $530 to the Company. In accordance with the agreement, the Company wrote-off $986 which is included in “Provision and write-offs of insurance claims and bad debts” in the accompanying consolidated statements of operations for the year ended December 31, 2010. On October 22, 2010, the Company received in cash the amount of $530 from the P&I Club in full and final settlement of the claim. The aggregate outstanding balance of the Company’s other claims as of December 31, 2010 stands at $133 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

The Company’s capital commitments as of December 31, 2010 relative to its shipbuilding program are discussed in Note 6.
12.	Earnings per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13). The computation of the dilutive common shares outstanding at December 31, 2010 does not include the Class Z warrants, the Class A warrants and the 12,000 vested options (adjusted to reflect the reverse stock split) as their exercise price was greater than the average market price in the period.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
Moreover, and as the Company reported losses in the year ended December 31, 2010, the outstanding warrants, options and unvested shares of restricted stock did not have a dilutive effect in the 2010 losses per share.

The components of the denominator for the calculation of basic (loss) earnings per share and diluted (loss) earnings per share for the years ended December 31, 2010, 2009 and 2008, respectively that have been adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), are as follows:

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Numerator:
Net income (loss) — basic and diluted	$(21,821)	$6,859	$19,192
Basic earnings per share denominator:
Weighted average common shares outstanding	6,313,606	5,092,772	4,201,299
Diluted earnings per share denominator:
Weighted average common shares outstanding	6,313,606	5,092,772	4,210,393
Dilutive common shares:
Options	—	—	3,446
Warrants	—	—	5,648
Restricted shares	—	—	—

Dilutive effect	—	—	9,094

Weighted average common shares — diluted	6,313,606	5,092,772	4,210,393

Basic income/(loss) per common share	$(3.46)	$1.35	$4.57
Diluted income/(loss) per common share	$(3.46)	$1.35	$4.56
13.	Reverse stock split
In the Annual General Meeting of Shareholders, held on September 30, 2010, the Company’s shareholders approved a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding, effective on October 1, 2010. The reverse stock split consolidates five shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares has been reduced from 32,437,480 to 6,487,852, excluding outstanding and unexercised share options and warrants.

The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares or warrants, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

At December 31, 2010, and following the reverse stock split discussed above, the Company had 5,000,000 shares of preferred stock authorized at $0.001 par value of which none was issued, 250,000,000 shares of common stock authorized at $0.001 par value, of which 6,487,852 shares were issued and outstanding, as well as the number of options, warrants and shares of restricted stock discussed in Note 14.
14.	Stock Incentive Plan
In April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to the executive officers of FreeSeas. The terms of the warrants provided that they expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board of Directors

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
on December 16, 2005, entitle the holders to purchase an aggregate of 40,000 shares of the Company’s common stock at an exercise price of $25.00 per share

In December 2007, the Company’s Board of Directors granted 9,000 options to directors and 25,000 options to executive officers, as adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), of which 28,000 would vest in one year, 3,000 would vest in two years and 3,000 in three years from the grant, all at an exercise price of $41.25 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 22,000 of the stock options granted to them, leaving 12,000 stock options outstanding as of December 31, 2010 and 2009. All the outstanding stock options, which expire on December 24, 2012, are vested and remain unexercised as of December 31, 2010.

On December 31, 2009, the Company’s Board of Directors awarded 255,000 restricted shares, as adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), to its non-executive directors, executive officers and certain of Free Bulkers employees. Of the 255,000 restricted shares, 71,000 restricted shares vested on December 31, 2009 while 10,000 restricted shares with an original vesting date on December 31, 2010 have been forfeited in May 2010. Of the remaining 174,000 restricted shares, 40,000 restricted shares vested on December 31, 2010, 84,000 restricted shares will vest on December 31 2012 and 50,000 restricted shares will vest on December 31, 2013. Unvested restricted shares amounted to 134,000 as of December 31, 2010.

For the year ended December 31, 2010, the recognized stock based compensation expense in relation to the restricted shares granted is $547. The total unrecognized compensation cost of the non vested restricted shares granted under the Plan is $636. The cost is expected to be recognized over a period of thirty-six months, representing a weighted average remaining life of approximately 29 months. The stock compensation cost during the period for the stock options is $12. No unrecognized compensation cost related to stock options exists as of December 31, 2010, as all options are vested.

The Company’s total stock-based compensation expense for the year ended December 31, 2010, 2009 and 2008 was $559, $494 and $107, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

As of December 31, 2010, the 150,000 Class A and 1,655,006 Class Z warrants (with exercise price of $5.00 per 1/5 of a share, or $25.00 per share, only exercisable for whole shares) have no intrinsic value since the difference between the underlying stock’s price and the strike price is negative.

The potential proceeds to the Company of all exercisable warrants and vested options as of December 31, 2010 totaling to the equivalent of 373,001 shares of common stock would amount to $9,520.

Presented below is a table reflecting the activity in the restricted shares, options, Class A warrants, Class W Warrants and Class Z Warrants from January 1, 2008 through December 31, 2010:

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)

							Average		Class A	Class W	Class Z		Average
	Restricted		Class A	Class W	Class Z		Exercise	Options	Warrants	Warrants	Warrants		Exercise
	Shares	Options	Warrants	Warrants	Warrants	Total	Price	Exercisable	Exercisable	Exercisable	Exercisable	Total	Price

December 31, 2007	—	84,000	200,000	914,138	1,655,006	2,853,144	$27.14	50,000	200,000	914,138	1,655,006	2,819,144	$26.35

Options / Class A warrants exercised	—	(50,000)	(50,000)	—	—	(100,000)		(50,000)	(50,000)	—	—	(100,000)
Class W and Z warrants exercised	—	—	—	(127,873)	—	(127,873)		—	—	(127,873)	—	(127,873)
Options vested	—	—	—	—	—	—		28,000	—	—	—	28,000
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Options expired	—	—	—	—	—	—		—	—	—	—	—
Restricted shares vested	—	—	—	—	—	—		—	—	—	—	—
Restricted shares forfeited	—	—	—	—	—	—		—	—	—	—	—

December 31, 2008	—	34,000	150,000	786,265	1,655,006	2,625,271	$26.00	28,000	150,000	786,265	1,655,006	2,619,271	$25.83

Options vested	—	—	—	—	—	—		3,000	—	—	—	3,000
Options forfeited	—	(22,000)	—	—	—	(22,000)		(22,000)	—	—	—	(22,000)
Options expired	—	—	—	—	—	—		—	—	—	—	—
Restricted shares issued	255,000	—	—	—	—	255,000		—	—	—	—	—
Restricted shares vested	(71,000)	—	—	—	—	(71,000)		—	—	—	—	—
Restricted shares forfeited	—	—	—	—	—	—		—	—	—	—	—

December 31, 2009	184,000	12,000	150,000	786,265	1,655,006	2,787,271	$21.66	9,000	150,000	786,265	1,655,006	2,600,271	$21.55

Options vested	—	—	—	—	—	—		3,000	—	—	—	3,000
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Warrants expired	—	—	—	(786,265)	—	(786,265)		—	—	(786,265)	—	(786,265)
Restricted shares vested	(40,000)	—	—	—	—	(40,000)		—	—	—	—	—
Restricted shares forfeited	(10,000)	—	—	—	—	(10,000)		—	—	—	—	—

December 31, 2010	134,000	12,000	150,000	—	1,655,006	1,951,006	$25.52	12,000	150,000	—	1,655,006	1,817,006	$25.52

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
15.	Shareholders’ Equity
On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.

The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be common stock with a par value of $.001 per share and 5,000,000 blank check preferred stock with a par value of $.001 per share. On September 17, 2009, the Company’s shareholders approved at the Annual Meeting of Shareholders an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 40,000,000 to 250,000,000 shares, par value $0.001 per share.

On July 28, 2009, the Company completed the registered offering of 2,008,230 shares of common stock (as adjusted to reflect the effect of reverse stock split), which includes 261,943 shares (as adjusted to reflect the effect of reverse stock split) issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune as discussed in Note 5 above, for general working capital purposes, and an amount of $1,691 was applied against the outstanding balance with Deutsche Bank Nederland. The shares were sold under the Company’s previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008.

On October 22, 2009, the Company filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 for the purpose of undertaking possible capital raises in the future. Included in this shelf registration statement are $15 million of the Company’s common stock. This registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Common Stock Dividends

On each of February 7, 2008 and May 12, 2008, the Company declared a $0.875 per share of common stock quarterly dividend amounting to $3,630 and $3,705, respectively. The dividend was paid on February 28, 2008 and May 30, 2008, respectively, to shareholders of record as of February 18, 2008 and May 20, 2008, respectively. As of the declaration dates, the Company was in an accumulated deficit position and no earnings were available to distribute to shareholders. Therefore, the dividend payments were charged to additional paid-in capital. On July 31, 2008, the Company declared an increased dividend of $1.00 per share of common stock to shareholders as of record as of August 20, 2008, payable on August 29, 2008. The dividend was paid on August 29, 2008 to shareholders amounting to $4,234. On November 13, 2008, the Company declared a dividend of $0.375 per share of common stock to shareholders of record as of November 24, 2008 payable on December 3, 2008. The dividend was paid on December 3, 2008 to shareholders amounting to $1,588. On July 31, 2008 and November 13, 2008 dividends were declared from cash flow available to the Company. As of the declaration date, the Company’s retained earnings position was such that allowed the dividend payments to be charged against the retained earnings. During the year ended December 31, 2010 and 2009, the Company did not declare or pay any dividends.
16.	Taxes
Under the laws of the Countries of the Company and its subsidiaries incorporation and/or vessels’ registration, the Company is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statement of operations. Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
grants an equivalent exemption to corporations organized in the United States, and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries will complete the filing process for 2010 on or prior to the applicable tax filing deadline.

All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2008, 2009 and 2010, the Company would be subject to U.S. federal income tax of approximately $197, $159 and $34, respectively, in the absence of an exemption under Section 883.
17.	Subsequent Events
On February 28, 2011, the Company’s Board of Directors approved a plan of sale of the vessels M/V Free Neptune and M/V Free Impala.