Form 20-F
period 2011-12-31
FREESEAS INC.
filed 2012-05-07
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 1 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to                     .

COMMISSION FILE NUMBER 000-51672

FREESEAS INC.

(Exact Name of Registrant as Specified in its Charter)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece

(Address of principal executive offices)

Ion G. Varouxakis

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

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

None

We had 6,475,625 shares of common stock outstanding as of December 31, 2011.

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

☐ Yes  ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	IFRS as issued by IASB ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations and our performance. Our forward-looking statements include, but are not limited to, statements regarding us or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “forecasts,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants, to repay our indebtedness and to continue as a going concern;

•	our ability to take deliveries of two dry bulk vessels under construction;

•	potential liability from future litigation and incidents involving our vessels, including seizures by pirates, and our expected recoveries of claims under our insurance policies;

•	our ability to pay dividends in the future;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage Free Bulkers S.A.’s, our Manager, relationships and reputation in the drybulk shipping industry;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in this annual report.

The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

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

The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	6,485,072	6,485,072	6,485,072	6,485,072	6,485,072
	Year Ended December 31,
	2011	2010	2009	2008	2007
Statement of Operations Data:
Operating revenues	$29,538	$57,650	$57,533	$66,689	$20,147
Income/ (loss) from operations	(84,109)	(17,000)	11,459	26,570	5,761
Other expense	(4,087)	(4,821)	(4,600)	(7,378)	(5,917)
Net income/ (loss)	(88,196)	(21,821)	6,859	19,192	(156)

Earnings Per Share Data:
Net income /(loss) per share:
Basic earnings/ (loss) per share	$(13.60)	$(3.46)	$1.35	$4.57	$(0.09)
Diluted earnings/ (loss) per share	$(13.60)	$(3.46)	$1.35	$4.56	$(0.09)
Weighted average number of shares:

Basic weighted average number of shares	6,485,072	6,313,606	5,092,772	4,201,299	1,757,613
Diluted weighted average number of shares	6,485,072	6,313,606	5,092,772	4,210,393	1,757,613
Dividends per share	$—	$—	$—	$2.25	$0.875

	000000000	000000000	000000000	000000000	000000000
	Year Ended December 31,
	2011	2010	2009	2008	2007
Selected Balance Sheet Data:
Total cash	1,456	10,074	9,591	5,973	63,744
Vessels, net	81,419	213,691	270,701	275,405	108,021
Total assets	134,980	250,984	297,321	307,861	191,972
Long-term debt, including current portion	88,946	120,459	137,959	160,350	56,300
Total shareholders’ equity	35,119	123,190	144,452	120,855	112,626

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Relating to the Drybulk Shipping Industry

The international drybulk shipping industry is cyclical and volatile and charter rates have decreased significantly and may further decrease in the future, which may adversely affect our earnings, vessel values and results of operations.

The drybulk shipping industry is cyclical with volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely. Since the middle of the third quarter of 2008, charter hire rates for drybulk vessels have decreased substantially, they may remain volatile for the foreseeable future and could continue to decline further. Additionally, charter rates have been particularly volatile during 2011 and have substantially decreased. As a result, our charter rates could further decline significantly, resulting in a loss and a reduction in earnings.

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

The drybulk carrier charter market remains significantly below its high in the middle of 2008 and the average rates achieved in the three prior years, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants and repay our indebtedness.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire dry bulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates in selected shipping routes measured on a time charter and voyage basis covering Handysize, Supramax, Panamax and Capesize drybulk carriers. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2010, reaching a high of 4,209 in May 2010 and a low of 1,700 in July 2010, and 2011, ranging from a low of approximately 1,043 in February 2011 and a high of approximately 2,173 in October 2011. As of April 18, 2012, the BDI had fallen to 1,006. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which had resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, our ability to repay our indebtedness and compliance with the covenants contained in our loan agreements.

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

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product (“GDP”) which had a significant impact on shipping demand. The growth rate of China’s GDP decreased to approximately 9.5% for the year ended December 31, 2011, as compared to approximately 10.3% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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

M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel is held off the coast of Somalia and the Company is currently in communication with the pirates for the release of the vessel and her crew. The vessel was on a time charter trip at the time she was hijacked. Under the charter party agreement, the BIMCO Piracy clause was applied which provided, among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters who were duly informed about the transit and had confirmed cover.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order is near historic highs. As of December 31, 2011, newbuilding orders had been placed for an aggregate of approximately 32% of the total DWT of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing newbuilding orders or delays of new build deliveries are not always accurate. As of December 31, 2010, newbuilding orders had been placed for an aggregate of approximately 47% of the total DWT of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing new build orders or delays of new build deliveries are not always accurate. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing; global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargoes to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

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

Since the terrorist attacks of September 11, 2001, there has been a variety of limitations intended to enhance vessel security.

Regulations by the U.S. Coast Guard and rules pursuant to the International Convention for the Safety of Life at Sea have imposed increased compliance costs on vessel owners and charterers. These costs include certification costs imposed by relevant agencies and bonding costs under U.S. Customs and Border Protection, as well as potential delays in transit due to increased security procedures regulating the entry into harbors or the discharge of cargo. For a further description of the various requirements, please see “Item 4. Information on the Company -Environmental and Other Regulation-Vessel Security Regulations.”

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

Risk Factors Relating to FreeSeas

At December 31, 2011 the Company’s current liabilities exceeded its current assets, which could impair its ability to successfully operate its business and could have material adverse effects on its revenues, cash flows and profitability and its ability to comply with its debt covenants and pay its debt service and other obligations.

At December 31, 2011, the Company’s current liabilities exceeded its current assets by $47,186. As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over one year, and the resulting material adverse impact on the Company’s results from operations, the Company has undertaken negotiations with each of its lenders to restructure the Company’s debt repayments. On February 15 2012, the Company received from Credit Suisse restructuring head terms for the full payment holiday of the principal and partial interest payment until March 31, 2014 conditional on the approval from our other lenders, Deutsche Bank Nederland and FBB.

In February, March and April 2012, the Company received notifications from the Deutsche Bank Nederland and FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Although the Company is seeking and will continue to seek waivers to these covenants from its lenders, and continues negotiations with the lenders to restructure its debt, there can be no assurances that we will be able to obtain such waivers or restructure our debt. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

All of the above raises doubt regarding the Company’s ability to continue as a going concern.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates continue, including a share capital increase, disposition of certain vessels in its current fleet, and taking steps to achieve additional reductions in operating and other costs.

Generally accepted accounting principles require that long–term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of December 31, 2011, the Company is required to reclassify its long term debt as current liabilities in its consolidated balance sheet since the Company has not received waivers in respect of the covenants that are breached at such time. As the Company believes it will succeed in restructuring its debt and receive the necessary waivers, the consolidated financial statements as of December 31, 2011, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt.

The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings and our ability to implement our fleet renewal program.

The market values of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. During the year ended December 31, 2011, we incurred an impairment loss of $69,998 due to expected sales of certain vessels.

We have incurred secured debt under loan agreements for all of our vessels. The market value of our vessels is based, in part, on charter rates and the stability of charter rates over a period of time. As a result of global economic conditions, volatility in charter rates, generally declining charter rates, and other factors, we have recently experienced a decrease in the market value of our vessels. Due to the decline of the market value of our fleet, we were not in compliance with certain covenants of our existing loan agreements that relate to maintenance of asset values and, as a result, we may not be able to refinance our debt or obtain additional financing. There can be no assurances that charter rates will stabilize or increase, that the market value of our vessels will stabilize or increase or that we will regain compliance with the financial covenants in our loan agreements or that our lenders will agree to waivers or forbearances.

On November 8, 2011, we sold the M/V Free Lady for a sale price of $21.9 million. If we fail to sell our other vessels currently held for sale (the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala, and the M/V Free Neptune), or fail to sell them at prices acceptable to us, we may not be able to acquire the vessels necessary to implement our fleet renewal program which, in turn, could have a material adverse effect on our competitiveness and business operations.

We are in breach of certain loan covenants contained in our loan agreements. If we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern.

Our loan agreements require that we comply with certain financial and other covenants. As a result of the drop in our drybulk asset values we were not in compliance with covenants relating to vessel values as of December 31, 2011. In addition, we were in breach of interest cover ratios, leverage and minimum liquidity covenants with certain banks not previously waived. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lenders may accelerate our indebtedness and foreclose their liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness of $88.9 million is presented within current liabilities in the December 31, 2011 consolidated balance sheet.

Pursuant to letter agreements dated September 6, 2011 and September 19, 2011 with Credit Suisse, which resolved a default by us under the Credit Suisse facility agreement, the Company agreed to execute a sale contract in respect of either of the M/V Free Jupiter or the M/V Free Lady no later than October 10, 2011. On November 8, 2011, we sold the M/V Free Lady for a sale price of $21.9 million. Pursuant to the Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, the Company agreed to enter into a period time charter of at least 12 months for all our mortgaged vessels no later than December 31, 2011, which charter would cover the vessel’s debt service plus $1.0 million. If the foregoing time charter was not entered into by the required date, the Company agreed that will sell either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero by January 31, 2012. The Company has not concluded any time charter agreement and any agreement for the sale of the above mentioned vessels. On February 15, 2012, the Company received from Credit Suisse restructuring head terms for the full payment holiday of the principal and partial interest holiday payment until March 31, 2014, which is conditioned on receiving approval from our other lenders.

In February, March and April 2012, the Company received notifications from Deutsche Bank Nederland and FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Although the Company is seeking and will continue to seek waivers to these covenants from its lenders, and continues negotiations with the lenders to restructure its debt, there can be no assurances that we will be able to obtain such waivers or restructure our debt. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

All of the above raises doubt regarding the Company’s ability to continue as a going concern.

Our loan agreements contain covenants that may limit our liquidity and corporate activities, including our ability to pay dividends.

If the drybulk market remains depressed or further declines, we may require further waivers and/or covenant amendments to our loan agreements relating to our compliance with certain covenants for certain periods of time. The waivers and/or covenant amendments may impose additional operating and financial restrictions on us and modify the terms of our existing loan agreements. Any such waivers or amendments, if needed, could contain such additional restrictions and might not be granted at all.

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

As described above, the Company was in breach of its financial covenants as of December 31, 2011 and received in February, March and April 2012 notifications from Deutsche Bank Nederland and FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Although the Company is seeking and will continue to seek waivers to these covenants from its lenders, it is uncertain that will be able to obtain such waivers. Management will seek to restructure the Company’s indebtedness. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness, would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

All of the above raises doubt regarding the Company’s ability to continue as a going concern.

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

The amended and restated credit agreement dated September 15, 2009 with Deutsche Bank Nederland does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. If we need covenant waivers, our lenders may impose additional restrictions and may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. We may be required to use a significant portion of the net proceeds from any future capital raising to repay a portion of our outstanding indebtedness. We agreed to pay Deutsche Bank Nederland up to 10% of the net proceeds of any capital raises up to a maximum of $3.0 million in the aggregate. We have already paid approximately $1.7 million from our proceeds from the July 2009 follow-on offering. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Servicing debt may limit funds available for other purposes and inability to service debt may lead to acceleration of debt and foreclosure on our fleet.

To finance our fleet, we incurred secured debt under various loan agreements. As of December 31, 2011, we had outstanding an aggregate of $88,946 in debt. We will be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further renew and expand our fleet, which may increase our ratio of debt to equity. We may not be able to obtain such financing when desired or on terms acceptable to us. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure of our fleet. We may not be able to generate cash flow in amounts that are sufficient for these purposes.

Our operations expose us to global political risks, such as wars and political instability that may interfere with the operation of our vessels causing a decrease in revenues from such vessels.

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

During a period of war or emergency, a government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire, when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Government requisition of one or more of our vessels could reduce our revenues and net income.

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

Factors that influence demand for drybulk vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic and political conditions including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

•	the distance drybulk cargo is to be moved by sea;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns.

•	The factors that influence the supply of drybulk vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world’s economies, including China, Japan and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase, and we can provide no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations, cash flows and financial condition. Should the drybulk market strengthen significantly in the future, we may enter into medium to long term employment contracts for some or all of our vessels.

We currently employ all of our vessels in the spot market, all with charters scheduled to expire within one to three months, by which time we will have to negotiate new employment for these vessels. If the rates in the charter market fall significantly throughout 2012, it will affect the charter revenue we will receive from these vessels, which would have an adverse effect on our revenues, cash flows and profitability, as well as our ability to comply with our debt covenants.

When our charters in the spot market end, we may not be able to replace them promptly, and any replacement charters could be at lower charter rates, which may materially, adversely affect our earnings and results of operations.

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

We have historically derived a significant part of our revenue from a small number of charterers. During 2011, we derived approximately 46% of our gross revenue from three charterers, and during 2010, we derived approximately 42% of our gross revenues from three charterers. If we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

The ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from its customers, cash reserves, cash flow considerations and various operating expenses. Many of these factors impact the financial viability of our charterers. Charterers may not pay or may attempt to renegotiate charter rates. Should a charterer fail to honor its obligations under its agreement with us, it may be difficult for us to secure substitute employment for the affected vessel, and any new charter arrangements we secure in the spot market or on a time charter may be at lower rates.

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

The M/V Free Jupiter was on time charter with Korea Line Corp., or KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire was received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. The Company commenced arbitration proceedings against KLC, and has taken action to obtain security, including the arrest of KLC assets. As a result, the Company obtained third-party security in the amount of $1.68 million (which includes provision for interest and legal costs) in the form of a letter of undertaking (the “LOU”) from KLC’s P&I club covering KLC’s unilateral deductions from the hire. The Company also obtained cash security held in escrow in the amount of $159 from the execution of a lien on sub-hires. KLC has counterclaimed by way of set-off, alleging that KLC is entitled to retain the amount of hire that was deducted because of the Company’s alleged breach of charterparty. The Company denies these allegations and continues to assert its claim to recover the full amount deducted by KLC. On January 25, 2011, KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court approved and confirmed a rehabilitation plan. Upon the issuance of the final award of the arbitration tribunal, and for any amount in excess of the third-party security and cash security, the Company may participate in the approved rehabilitation plan. As of December 31, 2011, the outstanding balance of the KLC time charter was $1,372 after provisions of $136, which is below the security obtained as described above. On January 17, 2012, the Company obtained an interim award under which it was awarded the part of the claim that KLC had admitted was undisputed, $832, plus interest, legal costs, and the cost of the tribunal. Following the interim award, the Company received approximately $321. The majority of the balance of $511 that has been awarded is unsecured. The Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court. There will be a further award (if this matter does not settle) for the disputed balance which is adequately secured.

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

The International Maritime Organization or other regulatory bodies may adopt additional regulations in the future that could adversely affect the useful lives of our vessels as well as our ability to generate income from them or resell them at attractive prices.

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

Violations of, or liabilities under, environmental or other applicable laws and regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature could have a material adverse effect on our business, financial condition and results of operations.

Technological innovation related to existing or new vessels could reduce the competitiveness of our older vessels and therefore the value of such vessels in the chartering and secondhand resale markets.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our older vessels, competition from these more technologically advanced vessels could adversely affect the competitiveness of our older vessels, and, in turn, the amount of charter hire payments we receive for our older vessels once their initial charters expire, and the resale value of our older vessels could significantly decrease.

Our vessels are exposed to inherent operational risks that may not be adequately covered by our insurance.

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

We may be subject to increased premium payments, or calls, in amounts based not only on our and Free Bulkers S.A.’s (our “Manager”) claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

We have failed to make payments due under our current contracts to purchase newbuilding vessels. As a result, the contracting shipyard has terminated one contract and could terminate the other contract or sell the vessel and, in either case, claim losses as a result of our default.

We have entered into contracts with a Chinese shipyard to purchase two newbuilding Handysize drybulk vessels, of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48.8 million (excluding extra costs of approximately $1,080). As of December 31, 2011, we have paid the Chinese shipyard $9.76 million in the aggregate. By letter dated February 25, 2012, the Company received notice from the shipyard that the Company had failed to pay the payment of $3,660 due on February 11, 2012 under one of the contracts and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to the Company.

If we do not renegotiate the payment terms under the remaining newbuilding contract, the shipyard could terminate it. In addition, the shipyard may claim losses incurred as a result of our default. In such event, we may not be able to reclaim the payments made by us. Further, the payment of any claims arising from such default and failure to successfully implement our fleet renewal plan could adversely affect our earnings, our financial conditions and our business opportunities. In addition, the Company’s agreement with ABN AMRO Bank (“ABN AMRO”) to finance these newbuilding vessels was terminated by ABN AMRO. Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO agreed to return to the Company all commitment fees paid to date, totaling $418 less legal fees, and all further obligations of the parties have been terminated. As a result, we no longer have financing committed for the remaining installments due under the remaining newbuilding contract, making it unlikely that we will be able to take delivery of this newbuilding.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder, such as our lenders, may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

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

We will continue exploring expansion opportunities as our financial resources permit. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	placing newbuilding orders and taking delivery of vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining the required financing.

If our financial resources permit, we could face risks in connection with growth by acquisition, such as undisclosed liabilities and obligations and difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers, and integrating newly acquired operations into existing infrastructures.

We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.

Our ability to successfully implement our business plan depends on our ability to obtain additional financing, which may affect the value of your investment in us.

We plan to continue to explore expansion opportunities. We will require substantial additional financing to fund any acquisitions of additional vessels and to implement our business plan. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in us.

While we expect that a significant portion of the financing resources needed to acquire vessels, if any, will be through long-term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of our existing shareholders. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.

If we acquire additional drybulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

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

We currently rely on our Manager to manage and charter our fleet.

We currently have no employees and contract all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, and the management of our fleet, including crewing, maintenance and repair, through our Manager. Our Manager has entered previously into a sub-management agreement with Safbulk, a company controlled by the Restis family, one of our shareholders, for the commercial management of our fleet, including negotiating and obtaining charters, relations with charter brokers and performance of post-charter activities. Such sub-management agreement was terminated in March 2012 and the Manager has commenced the provision of the commercial management of our fleet. We rely on our Manager to provide the technical management of our fleet and to attract charterers and charter brokers. The loss of its services or failure to perform its obligations could reduce our revenues and net income and adversely affect our operations and business if we are not able to contract with other companies to provide these services or take over these aspects of our business directly. FreeSeas has no control over our Manager. Our Manager is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless the same shall have resulted from willful misconduct or gross negligence of our Manager or any person to whom performance of the management services has been delegated by our Manager. Pursuant to its agreement with us, our Manager’s liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to our Manager. Although we may have rights against our Manager, if our Manager defaults on its obligations to us, we may have no recourse against our Manager. Further, we will need approval from our lenders if we intend to replace our Manager as our fleet manager.

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

Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is also the controlling shareholder and officer of our Manager. These dual responsibilities of our officer and the relationships between the two companies could create conflicts of interest between our Manager and us. Each of our operating subsidiaries has a nonexclusive management agreement with our Manager. Our Manager has subcontracted until March 2012, when the sub-agreement was terminated, the charter and post-charter management of our fleet to Safbulk, which is controlled by FS Holdings Limited, one of our principal shareholders. Although our Manager currently serves as manager for vessels owned by us, our Manager is not restricted from entering into management agreements with other competing shipping companies. Our Manager could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that our Manager would resolve any conflicts of interest in a manner beneficial to us.

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

We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under two of our credit facilities with Credit Suisse, which provide for a floating interest rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from the fixed rates agreed to in our derivative contracts. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

From time to time in the future, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFAs is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow. As of the date of this annual report, we had no FFAs outstanding.

Economic conditions and regulatory pressures impacting banks in Greece may cause disruptions to one of our lenders, which may cause an increase in the cost of our borrowings from that lender.

One of our lenders is FBB, located in Greece. As a result of the recent financial crisis in Greece, Greek banks have been under significant pressure from the applicable banking regulators to increase capital, increase earnings or merge with other banks. There can be no assurances that our banking relationship with FBB would continue if FBB were to merge with another bank or that FBB might not attempt to invoke provisions in our loan agreement that permits it to pass along increases in its cost of regulations. In either event, our financial condition and results of operations could be materially adversely affected.

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

As part of its services to us, our Manager must continue to upgrade its operational, accounting and financial systems, and add more staff. If our Manager cannot upgrade these systems or recruit suitable additional employees, its services to us and, therefore, our performance may suffer.

Our current operating, accounting and financial systems are provided by our Manager and may not be adequate if our Manager’s efforts to improve those systems may be ineffective. If our Manager cannot continue to upgrade its operational and financial systems effectively or recruit suitable employees, its services to us and, therefore, our performance may suffer and our ability to expand our business further will be restricted.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. As of December 31, 2011, the average age of the vessels in our current fleet was 14 years. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

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

Our Board of Directors has determined to suspend the payment of cash dividends as a result of the prevailing market conditions in the international shipping industry and our financial condition. Until such market conditions and our financial condition improve, it is not likely that we will reinstate the payment of dividends.

In light of a lower freight environment and a highly challenging financing environment, which has adversely affected our results of operations and our compliance with our debt obligations, our Board of Directors, beginning in February 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our Board of Directors from time to time; however, it is not likely that we will reinstate the payment of dividends until market conditions improve. In addition, our loan agreements do not allow us to pay dividends without the prior written approval of our lenders. See “Item 5. Operating and Financial Review and Prospects.” Therefore, there can be no assurance that, if we were to determine to resume paying cash dividends, our lenders would provide any required consent.

Because we generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. Although for the year ended December 31, 2010 and for the year ended December 31, 2011, the fluctuation in the value of the dollar against foreign currencies did not have a material impact on us.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the laws of the countries of our and our subsidiaries incorporation and/or vessels’ registration, we are not subject to tax on international shipping income; however, we are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in our consolidated statement of operations. Pursuant to the Internal Revenue Code of the United States, or the Code, U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (1) more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” which includes persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “Qualified Shareholder Ownership Test,” or (2) our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test;” and we are not considered “closely held,” which we refer to as the “Closely-Held Test;”

To complete the exemption process, our shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. Our subsidiaries will complete the filing process for 2011 on or prior to the applicable tax filing deadline.

All of our ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of our common stock, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside our control. Based on our U.S. source Shipping Income for 2009, 2010 and 2011, we would be subject to U.S. federal income tax of approximately $159, $34, and $93 respectively, in the absence of an exemption under Section 883.

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

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation, and a federal court decision has characterized income received from vessel time charters as rental rather than services income for U.S. tax purposes. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

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

The Public Company Accounting Oversight Board is currently unable to inspect the audit work and practices of auditors operating in Greece, including our auditor.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (PCAOB) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union, or EU, countries do not permit the PCAOB to conduct inspections of accounting firms established and operating in EU countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike the shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such inspections.

Risks Related to the Common Stock

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

As long as our stock price remains below $5.00 per share, our shareholders will face restrictions in using our shares as collateral for margin accounts. Further, if our stock price remains below $1.00 or our market capitalization falls below $5 million, we may be subject to delisting or be forced to take action to cure this problem.

The last reported sale price of our common stock on the NASDAQ Global Market on May 4, 2012 was $1.11 per share. If the market price of our shares of common stock remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share. Under the rules of the NASDAQ Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If our share price remains below $1.00 for a period of 30 consecutive days, we may be required to take action, such as a reverse stock split, in order to comply with NASDAQ rules that may be in effect at the time. We are also required to maintain a minimum market capitalization of $5 million. We may raise additional equity capital at the market and/or in privately negotiated transactions. The effect of this may be to depress our share price and dilute our shareholders’ investment and there can be no assurance that these actions will have a positive impact on our share price or market capitalization. In the event we are not able to cure and regain compliance with the $1.00 share or $5 million market capitalization minimum, we may be delisted from NASDAQ. If a delisting of our common stock happens it could result in our shares being illiquid and our shareholders may find it difficult to sell our common stock. A delisting may also further depress the value of our common stock.

On December 9, 2011, we received a deficiency letter from NASDAQ stating that, because our common stock has not maintained a minimum bid price of $1.00 per a share for the last 30 consecutive business days, the Company was no longer in compliance with NASDAQ Listing Rule Section 5450(a)(1). In order to regain compliance, the Company had until June 4, 2012 for the closing bid price of its common stock to meet or exceed $1.00 for a minimum of 10 consecutive business days. On January 6, 2012, the Company received a deficiency letter from NASDAQ stating that, because the Company has not maintained a minimum Market Value of Publicly Held Shares (the “MVPHS”) of $5,000,000 for the last 30 consecutive business days, the Company is no longer in compliance with NASDAQ Listing Rule Section 5450(b)(1)(C). In order to regain compliance, the Company had until July 2, 2012 for the Company’s MVPHS to meet or exceed $5,000,000 for a minimum of 10 consecutive business days. By letter dated February 29, 2012, the Company received notice from NASDAQ that it has regained compliance with Listing Rules 5450(a)(1) and 5450(b)(1)(C), since for the last 10 consecutive business days, from February 14, 2012 to February 28, 2012, the closing bid price of the Company’s common stock has been at $1.00 per share or greater and the Company’s minimum market value of publicly held shares has been $5 million or greater, respectively.

Future sales or issuances of our stock could cause the market price of our common stock to decline.

Issuance of a substantial number of shares of our common stock in the public or private offerings or in payment of obligations due, or the perception that these issuances could occur, may depress the market price for our common stock. These issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional shares of our common stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Also, we may need to raise additional capital to achieve our business plans.

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

Provisions in our organizational documents, our management agreement and under Marshall Islands corporate law could make it difficult for our shareholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

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

Pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control,” which term includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of our voting securities, a merger of FreeSeas where less than a majority of the shares of the resulting entity are held by the FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of December 31, 2011 would be approximately $101 million. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

On September 30, 2010, our shareholders approved a five-to-one reverse split of our outstanding common stock effective October 1, 2010.

As of December 31 2011, we had outstanding 6,475,625 shares of our common stock.

Our common stock currently trades on the NASDAQ Global Market under the trading symbol “FREE”.

Our principal executive offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 10671, Athens, Greece and our telephone number is 011-30-210-452-8770.

Capital Expenditures and Divestitures

During the last three fiscal years, our capital expenditures and divestitures related to our efforts to renew and expand our fleet were as follows:

•

On November 8, 2011, the Company sold the M/V Free Lady, a 2003-built, 50,246 dwt Handymax dry bulk vessel, for a sale price of $21.9 million. From the net proceeds of the sale, the Company paid on November 8, 2011 the amount of $19.8 million constituting prepayment towards the Credit Suisse loan facility.

•

On May 13, 2011, the Company sold the M/V Free Envoy, a 1984 built 26,318 dwt Handysize dry bulk vessel for a sale price of $4.2 million and recognized a gain of $1,561 as a result of the sale. From the net proceeds of the sale, the Company paid on May 13, 2011 an amount of $3.7 million constituting prepayment towards the Deutsche Bank Nederland loan facility B. According to the loan terms, all future installments have been reduced to nil until the balloon payment due in November 2012.

•

We have entered into contracts with a Chinese shipyard to purchase two newbuilding Handysize drybulk vessels, of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48.8 million (excluding extra costs of approximately $1,080). The vessels are scheduled for delivery in the second and third quarters of 2012. As of December 31, 2011, we have paid the Chinese shipyard $9.76 million in the aggregate. By letter dated February 25, 2012, the Company received notice from the shipyard pursuant to its newbuilding contracts that the Company had failed to pay the payment of $3,660 due on February 11, 2012 under one of the contracts and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to the Company. If we do not renegotiate the payment terms under the remaining newbuilding contract, the shipyard could terminate it. In addition, the shipyard may claim losses incurred as a result of our default. In such event, we may not be able to reclaim the payments made by us. Further, the payment of any claims arising from such default and failure to successfully implement our fleet renewal plan could adversely affect our earnings, our financial conditions and our business opportunities. In addition, the Company’s agreement with ABN AMRO to finance these newbuilding vessels was terminated by ABN AMRO. Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO agreed to return to the Company all commitment fees paid to date, totaling $418 less legal fees, and all further obligations of the parties have been terminated. As a result, we no longer have financing committed for the remaining installments due under the remaining newbuilding contract, making it unlikely that we will be able to take delivery of this newbuilding.

•	On July 30, 2010, we entered into an agreement to sell the M/V Free Destiny for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010 and we recognized a gain of $807.

•	On August 5, 2009, we purchased the M/V Free Neptune from an unaffiliated third party for approximately $11 million and related purchase costs of $302.

Our Fleet

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our existing fleet consists of six Handysize vessels and two Handymax (one of which was sold on November 8, 2011) vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of December 31, 2011, the aggregate dwt of our operational fleet was approximately 197,200 dwt and the average age of our fleet was approximately 14 years.

Our investment and operational focus is in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity. Handysize vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes.

We have contracted the management of our fleet to our Manager, Free Bulkers S.A., an entity controlled by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Manager provides technical management of our fleet, financial reporting and accounting services and office space. Our Manager has subcontracted until March 2012 the charter and post-charter management of our fleet to Safbulk Pty Ltd., a company controlled by the Restis family, which also is one of our shareholders. Such sub-management agreement was terminated in March 2012 and the Manager has resumed the commercial management of our fleet. While the Manager is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

The following table presents our fleet information as of May 3, 2012:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 20 day time charter trip at $15,500 per day through May 2012.

M/V Free Knight	Handysize	1998	24,111	About 20 day time charter trip at $9,000 per day through May 2012

M/V Free Maverick	Handysize	1998	23,994	About 30-35 day time charter trip at $8,000 per day through May 2012

M/V Free Impala	Handysize	1997	24,111	About 30-35 day time charter trip at $5,500 per day through May 2012

M/V Free Neptune	Handysize	1996	30,838	About 45-50 day time charter trip at $6,500 per day for the first 45 days and $8000 per day thereafter through June 2012

M/V Free Hero	Handysize	1995	24,318	About 40-45 day time charter trip at $5,600 per day through June 2012

M/V Free Goddess	Handysize	1995	22,051	Currently seized by pirates

M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel is held off the coast of Somalia and the Company is currently in communication with the pirates for the release of the vessel and her crew. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied which provided, amongst other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters who were duly informed about the transit and had confirmed cover.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

•

Positive macro environment. The broader shipping sector is currently at a cyclical low and poised for a significant upswing in a positive macroeconomic environment. Several key market indicators support increased seaborne dry trade, including growing Chinese and Japanese iron ore and coal imports as well as strengthening Indian demand for thermal coal imports. Industrial production in emerging and developing economies constitutes a major driving force and is expected to generate enhanced demand for dry bulk commodities in the near term. The rising world population and economic recovery in the importing regions are also expected to contribute to the overall growth of the seaborne dry bulk trade.

•

Solid Handysize fundamentals. We are strategically well positioned to take advantage of the growing Handysize fleet shortage. Approximately 42% of the worldwide Handysize fleet is over 21 years old, and nearing the end of its useful life, making it considerably older than any other fleet type. In addition, Handysize fleet growth is expected to be less than half the growth of any other vessel type. Operationally, Handysize vessels are more versatile than other drybulk vessels. Their shallow draft allows for access to smaller ports unserviceable by larger Panamax and Capesize vessels, and they are equipped with on-board cranes, enabling entry into ports with inadequate loading and discharging facilities.

•

Experienced management team. We have benefited from the expertise of our executive officers, including that of Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and that of our Manager’s personnel, which consists of seasoned shipping professionals with long-standing experience in the industry. We believe that our management team has a proven track record of strong performance throughout a challenging economic climate, as we have actively and decisively renewed our fleet while reducing operating costs without sacrificing quality or safety in the process.

Business Strategy

Our primary objectives are to profitably grow our business and maximize value to our shareholders by pursuing the following strategies:

•

Optimize our fleet. Our fleet of drybulk carriers consists of Handysize and Handymax vessels. Given the relatively low number of Handysize drybulk vessels on order, and a relatively great number of Handysize drybulk vessels at an age of 20 years or older, we believe there will be continued demand for such vessels. Handysize vessels are typically shallow-drafted and equipped with onboard cranes. This makes them more versatile and able to access a wider range of loading and discharging ports than larger ships that are unable to service many ports due to their size or the lack of local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize that we may acquire, should enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize vessels have also historically achieved greater charter rate stability than larger drybulk vessels. Since prices for vessels have fallen considerably since the middle of 2008, we may periodically encounter opportunities to acquire high quality, high specification secondhand vessels or newbuildings for attractive prices. We perform a technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and opportunities dictate and warrant. Furthermore, as part of our fleet renewal program, we will continue to sell vessels in order to renew our fleet when we believe it is in our and our stakeholders’ best interests.

•

Build upon strategic relationships. We intend to continue to build upon our extensive experience and relationships with ship brokers, financial institutions, industrial partners and commodity traders. We use these relationships to identify chartering and acquisition opportunities and gain access to sources of additional financing, industry contacts and market intelligence. Our current specialization in a single asset class allows us to not only monitor markets with a single measure, but also makes us a partner of choice for businesses that have a need or requirement for a Handysize specialist.

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

Customers

During 2011, we derived approximately 46% of our gross revenues from three charterers, and during 2010, we derived approximately 42% of our gross revenues from three charterers. We believe that our customer base is composed of established charterers.

Management of Operations and Fleet

Pursuant to our amended and restated services agreement with our Manager, our operations are executed and supervised by our Manager, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We paid a monthly fee of $118.5, (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services (described below) related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services. Effective June 1, 2011, the monthly fee increased to $136.3. Our Manager is also entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the services agreement. The termination fee as of December 31, 2011 would have been $100,525.

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

We also contract the technical and commercial management of our vessels to our Manager. Our Manager has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis, as described below. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to our amended management agreement with our Manager, we pay our Manager a monthly technical management fee of $16.5 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses. Effective June 1, 2011, the monthly technical management fee increased to $18.975.

We also pay our Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of our Manager. Our Manager had previously entered into an agreement with Safbulk, for the provision of charter and post-charter services for our fleet. Such sub-management agreement was terminated in March 2012 and the Manager has resumed the commercial management of our fleet. Additionally, we pay our Manager a monthly fee of $118.5 as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. Effective June 1, 2011, the monthly compensation has been increased to $136.275.

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

Long-Term Debt

We and our subsidiaries are parties to various loan facilities secured by our vessels. Please see “Item 5. Operating and Financial Review and Prospects – Long-Term Debt” for a description of these facilities, our current non-compliance with our obligations and covenants under the facility agreements, and the status of our efforts to restructure the terms of these agreements.

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 2.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings. The weighted average interest rate for the year ended December 31, 2011 and 2010 was 2.9% and 3%, respectively. Interest expense incurred under the above loan agreements amounted to $3,173 (net of capitalized interest $282), $3,932 and $3,708 for the years ended December 31, 2011, 2010 and 2009, respectively, and is included in “Interest and Finance Costs” in the consolidated statements of operations.

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

Property

In June 2011, we relocated our principal offices to Athens, Greece and we reimbursed the Manager in an amount equal to $144 (equivalent of Euro 100) for the expenses incurred in relation to this relocation and early termination cost for previous lease agreement. In addition, we entered into an agreement with our Manager pursuant to which we agreed to pay our Manager 65% of the rents due from our Manager to the lessor of our rented office space, commencing in June 2011, and 65% of the apportioned common expenses and maintenance expenses.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,200 drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many drybulk shipping companies which are publicly traded on the U.S. stock markets, such as DryShips Inc., Diana Shipping Inc., Eagle Bulk Shipping Inc., Euroseas Ltd., Excel Maritime Carriers Ltd. and Baltic Trading Limited, which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business.

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

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In October 2008, IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide, and sulfur oxide emission standards that apply as of July 1, 2010. Among other things, the Annex VI amendments will progressively reduce sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from January 2012; then progressively to 0.50%, effective from January 2020. The limits applicable in Sulfur Emission Control Areas (SECAs) will be reduced to 1.00%, beginning on July 2010 (from the current 1.50%); being further reduced to 0.10%, effective from January 2015. The United States ratified the Annex VI amendments in October 2008, thereby rendering its emission standards equivalent to IMO requirements. As a result, Annex VI entered into force for the United States in January 2009. In March 2010, the IMO designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts of the United States and Canada, the main Hawaiian Islands, and the French Territories of St. Pierre and Miquelon as an Emission Control Area. The new SECA will enter into force in August 2011 and become legally enforceable in August 2012. New requirements associated with the SECA may increase the cost of operation of our vessels in U.S. and Canadian waters. Other SECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We believe we are in substantial compliance with current Annex VI requirements, but we may incur costs to comply with the new standards in future years.

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

The U.S. Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in waters of the United States, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA affect our operations.

Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and removal costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for drybulk vessels to the greater of $1000 per gross ton or $854,400 and established a procedure for adjusting the limits for inflation every three years. CERCLA contains a liability scheme that is similar to that under the OPA, and liability under CERCLA is limited to the greater of $300 per gross ton or

$5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In response to the 2010 oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not be in force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of April 18, 2012, the BWM Convention has been adopted by 27 states, representing approximately 25.32% of the world’s tonnage. Despite the lack of ratification, the Marine Environment Protection Committee of IMO passed a resolution in March 2010 calling upon those countries that have ratified the treaty to encourage the installation of ballast water management systems.

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

The table below lists the next dry-docking and special surveys scheduled for our each vessel in our fleet, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
M/V Free Goddess	Third quarter 2013	Third quarter 2015
M/V Free Hero	Third quarter 2013	Third quarter 2015
M/V Free Impala	Second quarter 2015	Second quarter 2012
M/V Free Jupiter	Second quarter 2015	Second quarter 2012
M/V Free Knight	Second quarter 2016	Second quarter 2013
M/V Free Maverick	First quarter 2016	First quarter 2013
M/V Free Neptune	Fourth quarter 2014	Third quarter 2016

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

Loss of Hire Insurance

With the exception of kidnap and ransom insurance and its loss of hire extension (described below), we have not obtained loss of hire insurance for any of our vessels. Loss of hire insurance generally provides coverage against loss of charter hire that result from the loss of use of a vessel. We will review annually whether obtaining and/or maintaining this insurance is cost effective. Our ability to obtain loss of hire insurance is subject to market conditions and general availability.

Kidnap and Ransom

We have kidnap and ransom insurance on a case by case basis, generally when one of our vessels is transitioning in an area where acts of piracy are known to take place. Kidnap and ransom insurance generally provides coverage of ransom paid, including interest if ransom money are through financing products and including delivery expense of ransom, fees of negotiators and crisis management personnel and the cost of reinstatement of replacement crew. The loss of hire extension covers the insured for any hire lost during seizure for a certain number of days that have been agreed on at the inception of the coverage, typically either 90, 120 or 180 days.

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

Legal Proceedings

We are not and have not been involved in any legal proceedings that have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that may have significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources.

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

Overview

Our fleet currently consists of six Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of April 30, 2012, the aggregate dwt of our operational fleet is approximately 197,200 dwt and the average age of our fleet is approximately 14.6 years.

Our investment focus is in the Handysize sector. Handysize vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes. We may, however, acquire larger drybulk vessels if desirable opportunities arise.

We have contracted the management of our fleet to our Manager. Our Manager provides technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Manager is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Recent Developments

•

On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants, whose testing has been waived until March 16, 2012.

•

On February 2, 2012, the Company agreed by letter with Credit Suisse to defer its payments totaling $700 originally due on January 31, 2012 until the next repayment date April 30, 2012. In addition, the interest payment of $348 originally due on February 8, 2012, has been agreed to be paid in two installments as follows: $147 to be paid on February 8, 2012 and $201 to be paid on April 30, 2012.

•

M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel is held off the coast of Somalia and the Company is currently in communication with the pirates for the release of the vessel and her crew. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied which provided, among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters who were duly informed about the transit and had confirmed cover.

•

By letter dated February 25, 2012, the Company received notice from the shipyard pursuant to its newbuilding contracts that the Company had failed to pay the payment of $3,660 due on February 11, 2012 and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to the Company.

•

By letter dated February 29, 2012, the Company received notice from NASDAQ that it has regained compliance with Listing Rules 5450(a)(1) and 5450(b)(1)(C), since for the last 10 consecutive business days, from February 14, 2012 to February 28, 2012, the closing bid price of the Company’s common stock has been at $1.00 per share or greater and the Company’s minimum market value of publicly held shares has been $5,000 or greater, respectively.

•

On February 15, 2012, the Company received notice from Deutsche Bank Nederland, according to which the Company’s failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011, (v) set new financial covenants and (vi) comply with the loan to value covenant, are considered an event of default. Deutsche Bank Nederland requested that the Company fulfill its obligations by March 15, 2012. The Company has not paid the aforementioned amounts or the $750 repayment installment along with accrued interest due in March 2012. On April 26, 2012, the Company was advised by Deutsche Bank Nederland that it would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012, subject to documentation and receiving approval from FBB for the restructuring of the facilities.

•

On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, FBB granted a waiver to the security value covenant and the financial covenants (for more information, please see Note 10 to the financial statements included elsewhere in this report), whose testing was waived until March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of loan to value covenant constitute events of default and notifies the Company that if remedy of all of the above is not made up to April 20, 2012, FBB will take whatever action is open to them. The Company is in discussions to permanently amend the amortization schedule.

•

According to the Credit Suisse Fifth Supplemental dated November 7, 2011, the Company had agreed to enter into a period time charter of at least twelve months for all of its mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters would not have been entered into by the date required, the Company had agreed that would sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero. The Company has not concluded any time charter agreement, nor has it entered into an agreement for the sale of the above-mentioned vessels. On February 2, 2012, the Company agreed by letter with Credit Suisse to defer its payments totaling $700 originally due on January 31, 2012 until the next repayment date April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. The interest payment of $348 originally due on February 8, 2012, has been agreed to be paid in two installments as follows: $147 paid on February 8, 2012 and $201 to be paid on April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. In addition the interest payment of $348 originally due on May 10, 2012, has been agreed to be paid in two installments as follows: $147 to be paid on May 10, 2012 and $201 on May 31, 2012. On February 15 2012, the Company received a proposal from Credit Suisse containing restructuring head terms for the full payment holiday of the principal and partial interest holiday payment until March 31, 2014, subject to approval from the Company’s other lenders. We have been advised by Deutsche Bank Nederland that it will approve this proposal, and we are currently in discussions with FBB.

•

Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO has agreed to return to the Company all commitment fees paid to date less expenses and all further obligations of the parties have been terminated.

•

At its April 2012 meeting, the Company’s Board of Directors approved the issuance of 1,660,694 shares of the Company’s common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares to be issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. Upon issuance of these restricted shares, Mr. Varouxakis, who is our Chairman, Chief Executive Officer and President and the owner of the Manager, will beneficially own 26% of the outstanding common stock of the Company. The Board also approved the issuance of an aggregate of 199,642 shares of the Company’s common stock to the non-executive members of our Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of the Company’s common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

Employment and Charter Rates

All of our vessels are currently being chartered in the spot market. The following table details the vessels in our fleet as of May 3, 2012:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 20 day time charter trip at $15,500 per day through May 2012.

M/V Free Knight	Handysize	1998	24,111	About 20 day time charter trip at $9,000 per day through May 2012

M/V Free Maverick	Handysize	1998	23,994	About 30-35 day time charter trip at $8,000 per day through May 2012

M/V Free Impala	Handysize	1997	24,111	About 30-35 day time charter trip at $5,500 per day through May 2012

M/V Free Neptune	Handysize	1996	30,838	About 45-50 day time charter trip at $6,500 per day for the first 45 days and $8,000 per day thereafter through June 2012

M/V Free Hero	Handysize	1995	24,318	About 40-45 day time charter trip at $5,600 per day through June 2012

M/V Free Goddess	Handysize	1995	22,051	Currently seized by pirates

M/V Free Goddess was hijacked by Somali Pirates on February 7, 2012 while transiting the Indian Ocean Eastbound. The vessel is held off the coast of Somalia and the Company is currently in communication with the Pirates for the release of the vessel and her crew. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied which provided, amongst other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters who were duly informed about the transit and had confirmed cover.

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

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “—Critical Accounting Policies—Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of December 31, 2011 and (ii) what we believe the charter free market value of each of our vessels was as of December 31, 2011, the aggregate carrying value of three of the vessels in our fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $52.2 million, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2011, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2011. However, as of December 31, 2011 and as of the date of this report, we are holding the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune for sale.

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.

We also refer you to the risk factor in “Item 3. Key Information—D. Risk Factors— The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings and our ability to implement our fleet renewal program”.

Drybulk Vessels	DWT	Year Built	Carrying Value as of 31/12/2011 (in million USD)

Free Hero*	24,318	1995	$8.6
Free Jupiter*	47,777	2002	$16.7
Free Goddess	22,051	1995	$19.0	**
Free Impala*	24,111	1997	$9.5
Free Knight	24,111	1998	$31.8	**
Free Maverick	23,994	1998	$30.9	**
Free Neptune*	30,838	1996	$10.5
Total	197,200		$127.0

*	Vessels classified as held for sale.
**	Indicates drybulk carriers for which we believe, as of December 31, 2011, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $52.2 million.

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

As of December 31, 2011, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and market historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that for vessels that it is intended to be held and used no impairment existed as of December 31, 2011, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel. For the vessels for which alternative courses of action (including their sale) are under consideration, an impairment charge of $69,998 was recognized in 2011 and is separately reflected in the 2011 consolidated statement of operations.

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

Accounting for Special Survey and Dry-docking Costs: Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over periods of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off. In our consolidated financial statements, costs deferred are presented on a consistent basis and are limited to actual costs incurred at the yard, paints, class renewal expenses, and parts used in the dry docking or special survey. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.

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

•

Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are offhire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

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

•	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, write-off of advances for vessels under construction, interest and finance cost net, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessels were chartered in the spot market during the year ended December 31, 2011.

A standard maritime industry performance measure is the TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2009, 2010 and 2011 was $16,105, $15,742 and $9,408 respectively.

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

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2011, 2010 and 2009 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2011	2010	2009

Adjusted EBITDA (1)	$5,833	$26,834	$30,337

Fleet Data:

Average number of vessels (2)	8.21	9.65	9.35

Ownership days (3)	2,998	3,523	3,414

Available days (4)	2,960	3,430	3,373

Operating days (5)	2,865	3,329	3,294

Fleet utilization (6)	96.8%	97.1%	97.7%

Average Daily Results:

Average TCE rate (7)	$9,408	$15,742	$16,105

Vessel operating expenses (8)	4,858	5,282	5,218

Management fees (9)	634	561	549

General and administrative expenses(10)	1,538	1,117	1,073
Total vessel operating expenses (11)	$5,492	5,843	5,767

(1)	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, write-off of advances for vessels under construction, interest and finance cost net, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	For the year ended December 31,
	2011	2010	2009
Net income/(loss)	$(88,196)	$(21,821)	$6,859
Depreciation and amortization	9,579	17,253	17,748
Amortization of deferred revenue	(136)	(1,034)	(81)
Back log asset	—	—	907
Stock-based compensation expense	122	559	494
Vessel impairment loss	69,998	26,631	—
Impairment of advances for vessels under construction	11,717
Gain/(loss) on derivative instruments	178	465	111
Interest and finance cost, net of interest income	3,999	4,338	4,299
(Gain) on sale of vessel	(1,561)	(807)	—
Provision and write-offs of insurance claims and bad debts	133	1,250	—

Adjusted EBITDA	$5,833	$26,834	$30,337

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.
(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.
(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2011	2010	2009

Operating revenues	$29,538	$57,650	$57,533

Voyage expenses and commissions	(2,584)	(5,244)	(4,483)

Net operating revenues	26,954	52,406	53,050

Operating days	2,865	3,329	3,294

Time charter equivalent daily rate	$9,408	$15,742	$16,105

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2011	2010	2009

Vessel operating expenses	$14,563	$18,607	$17,813

Ownership days	2,998	3,523	3,414

Daily vessel operating expense	$4,858	$5,282	$5,218

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.
(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Year Ended December 31, 2011 as Compared to Year Ended December 31, 2010

REVENUES — Operating revenues for the year ended December 31, 2011 were $29,538 compared to $57,650 for the year ended December 31, 2010. The decrease of $28,112 is mainly attributable to the lower average daily TCE rate of $9,408 in the year ended December 31, 2011 compared to an average daily TCE rate of $15,742 in the year ended December 31, 2010 on the back of weak spot charter market rates and to a lesser degree to the decrease of the average number of vessels in our fleet to 8.21 vessels for the year ended December 31, 2011 compared to 9.65 vessels for the year ended December 31, 2010.

VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $807 for the year ended December 31, 2011, as compared to $1,887 for the year ended December 31, 2010. The variance in voyage expenses reflects mainly the bunkers delivery – redelivery transactions which expired during 2011 and the reduced average number of vessels to 8.21 in the year ended December 31, 2011 from 9.65 in the year ended December 31, 2010.

For the year ended December 31, 2011, commissions charged amounted to $1,777, as compared to $3,357 for the year ended December 31, 2010. The decrease in commissions is mainly due to the decrease of operating revenues for the year ended December 31, 2011 compared to the year ended December 31, 2010. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $14,563 in the year ended December 31, 2011, as compared to $18,607 in the year ended December 31, 2010. The decrease of $4,044, which is translated to daily operating expenses of $4,858 for the year ended December 31, 2011 versus $5,282 for the year ended December 31, 2010 is primarily due to the intensification of the cost cutting initiatives initiated in the fourth quarter of 2010 and continued throughout 2011 and the ownership of 8.21 vessels versus 9.65 during the prior year.

DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2011, depreciation expense totaled $8,664 as compared to $15,365 for the year ended December 31, 2010. The decrease of $6,701 in depreciation expense resulted from the classification of the M/V Free Hero, the M/V Free Jupiter, the M/V Free Lady (which was sold on November 8, 2011), the M/V Free Impala and the M/V Free Neptune, as “held for sale” in our consolidated balance sheet for the year ended December 31, 2011, the sale of M/V Free Destiny on August 27, 2010, the sale of M/V Free Envoy on May 13, 2011 and the sale of M/V Free Lady on November 8, 2011. For the year ended December 31, 2011, amortization of dry-dockings and special survey costs totaled $915, a decrease of $973 over the $1,888 expenses reported in the year ended December 31, 2010. The main reason for the decrease is the write-off of certain dry-docking costs due to the classification of the M/V Free Hero, the M/V Free Jupiter, the M/V Free Lady, the M/V Free Impala and the M/V Free Neptune as “held for sale,” for the year ended December 31, 2011.

MANAGEMENT FEES — Management fees for the year ended December 31, 2011 totaled $1,900, as compared to $1,978 in the year ended December 31, 2010. The $78 decrease in management fees mainly resulted from the reduced average number of vessels under the technical management of the Manager to 8.21 in the year ended December 31, 2011 from 9.65 in the year ended December 31, 2010 counterbalanced by the increase of the monthly management fee per vessel to $19.0 from $16.5, effective June 1, 2011.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $4,734 (including $122 stock-based compensation expense) for the year ended December 31, 2011, as compared to $4,494 (including $559 stock-based compensation expense) for the year ended December 31, 2010. The difference was primarily due to $662 expenses related to the Company’s abandoned capital raising efforts.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS — For the year ended December 31, 2011, the amount of $133 refers to write-offs of various long outstanding accounts receivable, which is significantly below the $1,250 of provisions and write-offs reported in the previous year that was mainly affected by the $986 claim of the M/V Free Jupiter.

GAIN/LOSS ON SALE OF VESSEL — For the year ended December 31, 2011, the Company recognized a gain of $1,561 on the sale of the M/V Free Envoy. For the year ended December 31, 2010, the Company recognized a gain of $807 on the sale of the M/V Free Destiny.

VESSEL IMPAIRMENT LOSS — For the year ended December 31, 2011, the Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On November 8, 2011, the Company sold the M/V Free Lady for a sale price of $21,900. Due to the planned sale of the vessel, the Company for the purposes of preparing its interim financial statements performed an impairment exercise and recognized an impairment loss of $36,415.

As of December 31, 2011, the Company compared the carrying values of the vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $33,583 in the consolidated statements of operations.

For the year ended December 31, 2010, the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune, according to the provisions of ASC 360, were classified as asset “held for sale”. The Company has individually assessed for recoverability the carrying values of each of the above vessels, including unamortized deferred dry docking costs of $631. In performing its assessment, the Company compared the carrying values of these vessels with their estimated fair values at December 31, 2010. As a result of this assessment the Company has recognized an impairment loss of $26,631 of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero. No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value.

IMPAIRMENT OF ADVANCES FOR VESSELS UNDER CONSTRUCTION — As of December 31, 2011, the Company has impaired the advances and the capitalized expenses relating to the vessels under construction after the cancelation of ABN AMRO financing commitment on December 30, 2011.

FINANCING COSTS — Financing costs amounted to $4,003 in the year ended December 31, 2011 and $4,375 for the year ended December 31, 2010. The decrease of the interest and financing costs incurred in the year ended December 31, 2011 as compared to 2010 was mainly attributed to a lower debt balance, lower weighted average interest rate and increased capitalized interest as compared to 2010 counterbalanced by increased financing fees due to the amendment of certain agreements in 2010.

GAIN/(LOSS) ON INTEREST RATE SWAPS — Under the terms of the two swap agreements, we make quarterly payments to the counterparty based on decreasing notional amounts, standing at $5,993 and $3,208 as of December 31, 2011 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments of 3-month LIBOR to us based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in fair value on the Company’s two interest rate swaps for the year ended December 31, 2011 and 2010 resulted in unrealized gains of $361 and $129, respectively. The settlements on the interest rate swaps for the year ended December 31, 2011 and 2010 resulted in realized losses of $539 and $594, respectively. The total change in fair value and settlements for the year ended December 31, 2011 and 2010 aggregate to losses of $178 and $465, respectively, which is separately reflected in “Loss on derivative instruments” in our consolidated statements of operations.

The change is attributable to the interest rate differential between floating and fixed interest rates in the year ended December 31, 2011 compared to the same period in 2010.

NET LOSS — Net loss for the year ended December 31, 2011 was $88,196, as compared to net loss of $21,821 for the year ended December 31, 2010. The increase of the net loss for the year ended December 31, 2011 resulted primarily from the impairment of vessels and vessels under construction and the weaker freight market during the year ended December 31, 2011 as compared to 2010.

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

DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2010, depreciation expense totaled $15,365, as compared to $16,006 for the year ended December 31, 2009. The decrease of $641 in depreciation expense resulted from the change in our depreciation policy as described below in the “Liquidity and Capital Resources” section, from the classification of M/V Free Hero as “held for sale” at December 31, 2010 and the sale of M/V Free Destiny on August 27, 2010. The decrease was to some extent alleviated by the increase of the average number of vessels to 9.65 in the year ended December 31, 2010 from 9.35 in the year ended December 31, 2009. For the year ended December 31, 2010, amortization of dry-dockings and special survey costs totaled $1,888, an increase of $146 over the expenses reported in the year ended December 31, 2009. During the year ended December 31, 2010, we amortized eight vessels’ scheduled dry-dockings and special surveys versus six vessels’ scheduled dry-docking and special surveys during the year ended December 31, 2009.

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

GAIN ON SALE OF VESSEL — We recognized a gain of $807 on the sale of the M/V Free Destiny, a 1982-built 25,240 dwt Handysize dry bulk vessel, for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010.

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

Liquidity and Capital Resources

We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. As of December 31, 2011, our long-term borrowings totaled $88,946. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over one year, and the resulting material adverse impact on the Company’s results from operations, the Company has undertaken negotiations with each of its lenders to restructure the Company’s debt repayments. On February 15 2012, the Company received from Credit Suisse restructuring head terms for the full payment holiday of the principal and partial interest holiday payment until March 31, 2014, conditioned on approval from our other lenders. In addition, the Company is currently exploring several alternatives with a goal of managing its working capital requirements and other commitments if current market charter hire rates continue, including a share capital increase, disposition of certain vessels in its current fleet and taking steps to achieve additional reductions in operating and other costs.

Pursuant to letter agreements dated September 6, 2011 and September 19, 2011 with Credit Suisse, which resolved a default by us under the Credit Suisse facility agreement, the Company agreed to execute a sale contract in respect of either of the M/V Free Jupiter or the M/V Free Lady no later than October 10, 2011. On November 8, 2011, we sold the M/V Free Lady for a sale price of $21.9 million. Pursuant to the Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, the Company agreed to enter into a period time charter of at least 12 months for all our mortgaged vessels no later than December 31, 2011, which charter would cover the vessel’s debt service plus $1.0 million. If the foregoing time charter was not entered into by the required date, the Company agreed that will sell either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero by January 31, 2012. The Company has not concluded any time charter agreement and any agreement for the sale of the above mentioned vessels. On February 15, 2012, the Company received from Credit Suisse restructuring head terms for the full payment holiday of the principal and partial interest holiday payment until March 31, 2014, which is conditioned on receiving approval from our other lenders.

In February, March and April 2012, the Company received notifications from Deutsche Bank Nederland and FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Although the Company is seeking and will continue to seek waivers to these covenants from its lenders, and continues negotiations with the lenders to restructure its debt, there can be no assurances that we will be able to obtain such waivers or restructure our debt. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

All of the above raises doubt regarding the Company’s ability to continue as a going concern.

Generally accepted accounting principles require that long–term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of December 31, 2011, the Company is required to reclassify its long term debt as current liabilities in its consolidated balance sheet since the Company has not received waivers in respect of the covenants that are breached at such time. As the Company believed it would succeed in restructuring its debt and receive the necessary waivers, the consolidated financial statements as of December 31, 2011, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt.

In 2009, we suspended the payment of cash dividends on our common stock because of prevailing economic conditions and to comply with restrictions in certain of our loan agreements. Because economic conditions remain uncertain, and because we are focusing on managing our cash obligations and renewing our fleet, we will not resume the payment of cash dividends at this time.

The dry bulk carriers we owned had an average age of approximately 14 years as of December 31, 2011. Effective April 1, 2009, and following our reassessment of the useful lives of our assets, the vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

Cash Flows

Year Ended December 31, 2011 as Compared to Year Ended December 31, 2010

OPERATING ACTIVITIES — Net cash from operating activities decreased by $16,332 to $4,470 for the year ended December 31, 2011, as compared to $20,802 of net cash from operating activities for the year ended December 31, 2010. The decrease resulted from the weak freight market in the year ended December 31, 2011 compared to 2010 and the reduced average number of vessels to 8.21 in the year ended December 31, 2011 from 9.65 in the year ended December 31, 2010.

INVESTING ACTIVITIES — Net cash from investing activities during the year ended December 31, 2011 was $18,422, as compared to $2,819 used in investing activities for the year ended December 31, 2010. This increase mainly reflected the net proceeds of $24,474, the Company received from the sale of M/V Free Envoy and M/V Free Lady during the year ended December 31, 2011 as compared to net proceeds of $2,846, the Company received from the sale of M/V Free Destiny during the year ended December 31, 2010.

FINANCING ACTIVITIES — The cash used in financing activities for the year ended December 31, 2011 was $26,255, as compared to $20,630 used in for the year ended December 31, 2010. The increase in cash used in financing activities was mainly due to the prepayment of $19,800 made on November 8, 2011 towards the Credit Suisse loan facility as a result of the sale of M/V Free Lady, counterbalanced by the deferral of scheduled payments due in 2011 relating to Deutsche Bank and FBB facilities amounting to $750 and $838, respectively, the inability to pay scheduled loan repayments due in 2011 relating to Deutsche Bank facility amounting to $750, the decrease in restricted cash of $5,255 during the year ended December 31, 2011, attributed to the release of the pledged deposit to ABN AMRO Bank in respect of the guarantee provided for the second installments of Hull 1 and Hull 2, which the Company advanced to the shipyard in March and May 2011, respectively, and the release of $375 deposit held in Credit Suisse as minimum cash requirement, as a result of the sale of M/V Free Lady, compared to the increase in restricted cash of $3,130 during 2010.

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

INVESTING ACTIVITIES — Net cash used in investing activities during the year ended December 31, 2010 was $2,819, as compared to $11,302 for the year ended December 31, 2009. This decrease reflected primarily the expenditures for the construction of two newbuilding vessels and the net cash sale proceeds of $2,846 from the sale of M/V Free Destiny in the year ended December 31, 2010, as compared to the acquisition of M/V Free Neptune in the year ended December 31, 2009 for a total cost of $11,302.

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

Long-Term Debt

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

The weighted average interest rate for the year ended December 31, 2011 and 2010 was 2.9% and 3%, respectively. Interest expense incurred under the above loan agreements amounted to $3,173 (net of capitalized interest $282), $3,932 and $3,708 for the years ended December 31, 2011, 2010 and 2009, respectively, and is included in “Interest and Finance Costs” in the consolidated statements of operations.

Deutsche Bank Nederland Facility

On September 2, 2011 the Company instructed the Deutsche Bank Nederland in accordance with relevant provision of the facility agreement to postpone the repayment installment of $750 due on September 18, 2011, which will be paid on the termination date in December 2015.

In October 2011, the Company following negotiations with Deutsche Bank Nederland deferred the payment of an additional success fee equal to $360 due on November 1, 2011 to 2012.

In December 2011, the Company did not pay the $750 repayment installment along with accrued interest with Deutsche Bank Nederland.

On February 15, 2012, the Company received notice from Deutsche Bank Nederland according to which, failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011 (v) set new financial covenants and (vi) complying with loan to value covenant, are considered an event of default and requested from the Company to fulfill its obligations by March 15, 2012. In March 2012, the Company did not paid the aforementioned amounts as well as the $750 repayment installment along with accrued interest due in March 2012. The Company was advised on April 26, 2012 that Deutsche Bank Nederland would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012, subject to documentation and receiving approval from FBB for the restructuring of the facilities.

Credit Suisse Facility

On July 15, 2011 the Company entered into a Fourth Supplemental Agreement dated with Credit Suisse, which amends its existing credit facility to, among other things, defer its payments totaling $2,000 originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that the Company would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, the Company would sell one or two of the four vessels collateralizing the credit facility. This debt financing did not occur. Therefore, the Company initiated the sale of either the M/V Free Jupiter or the M/V Free Lady not later than September 19, 2011, with delivery of and payment for the vessel within 28 days from the date of the sale agreement. On September 19, 2011, by a letter agreement the Company agreed with Credit Suisse to an extension of the deadline from September 19, 2011 to October 10, 2011. The proceeds of this sale, except for amounts used to satisfy trade debt and agreed brokers’ commission, are to be applied to pay down the amount outstanding on this facility.

The Fourth Supplemental Agreement, as amended, also provides that if Credit Suisse, in its discretion, determines that the prevailing charter market conditions for the vessels remaining as collateral for this facility are below the rates necessary to service its obligations under the Credit Suisse loan documents, Credit Suisse may at its discretion require the sale of the second of these vessels. This additional sale, if required, must occur prior to December 10, 2011. In addition, under the Fourth Supplemental Agreement, as amended, the margin on this facility was increased to 3.25% from 1.25% during the period until the sale procedure has been completed. After this period, the margin will revert to 1.25%. The Company has incurred amendment fees of $150 for the year ended December 31, 2011, relating to this facility, which are included in the consolidated statements of operations in “Interest and Finance Costs.”

In light of the successful sale of the M/V Free Lady on November 8, 2011, the Company entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended the Fourth Supplemental Agreement to, among other things, reduces the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, the Company has agreed to enter into a period time charter of at least twelve months for all mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters are not entered into by the date required, the

Company has agreed that will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero. In addition, under the Fifth Supplemental Agreement, the margin on this facility is increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%. According to the terms of the agreement, failure to comply with the above would constitute an event of default.

The Company has not concluded any time charter agreement, nor has it entered into an agreement for the sale of the above-mentioned vessels. On February 2, 2012, the Company agreed with Credit Suisse to defer its payments totaling $700 originally due on January 31, 2012 until the next repayment date April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. The interest payment of $348 originally due on February 8, 2012, has been agreed to be paid in two installments as follows: $147 paid on February 8, 2012 and $201 to be paid on April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. In addition the interest payment of $348 originally due on May 10, 2012, has been agreed to be paid in two installments as follows: $147 to be paid on May 10, 2012 and $201 on May 31, 2012. On February 15 2012, the Company received a proposal from Credit Suisse containing restructuring head terms for the full payment holiday of the principal and partial interest holiday payment until March 31, 2014, subject to approval from the Company’s other lenders. We have been advised by Deutsche Bank that it will approve this proposal, and we are currently in discussions with FBB.

FBB Facility

On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants, whose testing has been waived until March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which the failure to (i) pay the $1,675 repayment installment due in March 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, the failure to make periodic monthly installments into the retention account since September 2011 and the violation of loan-to-value covenant constitute events of default and notifies the Company that if remedy of all of the above is not made up to April 20, 2012, FBB will take whatever action is open to them. The Company is in discussions to permanently amend the amortization schedule.

ABN AMRO Facility

On September 10, 2010, the Company signed an offer letter with ABN AMRO securing, subject to customary legal documentation and payment of an arrangement fee, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the purchase of two newbuilding Handysize vessels. The facility, which would have been available for drawdown until December 31, 2012, would have been repayable in 20 quarterly installments plus a balloon payment, commencing three months after the delivery of the vessels. The vessels would have been used as collateral for the facility, which would bear interest at LIBOR plus margin and would include customary financial covenants.

On October 4, 2010, ABN AMRO issued letters of guarantee in favor of the Chinese shipyard covering the second installment for the newbuilding vessels, amounting to $2,440 for each vessel. On the same date, the Company entered into a bank guarantee facility agreement for the issuance of the letters of guarantee. The letters of guarantee mature on the earliest between the date of the payment of the second installment and November 30, 2011. In March 2011 and May 2011, the Company advanced the second installment amounting to $2,440 and $2,440 for Hull 1 and Hull 2, respectively, and the relevant letters of guarantee were cancelled.

By letter dated December 30, 2011, the Company received notice from ABN AMRO that the above-described commitment for pre-delivery and post-delivery debt financing had been canceled due to the Company’s failure to pay commitment fees as prescribed in the offer letter, that were considered as events of default, and the occurrence of various material adverse changes as considered by ABN AMRO. The commitment fees that were paid by the Company were reimbursed by ABN AMRO in 2012.

Loan Covenants

As of December 31, 2011, our loan agreements contain various financial covenants as follows:

•

Credit Suisse loan agreement: (i) the Company is required to maintain minimum cash balances of $375 for each of its vessels covered by the loan agreement; and (ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance and the swap exposure.

•

FBB loan agreement: (i) the Company is required to maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; and (iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter. The covenants described in clauses (i), (ii) and (iii) above are tested annually on December 31st and their testing has been waived by the bank until March 16, 2012.

•

Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio to be recalculated and reset; (ii) the debt service coverage ratio to be recalculated and reset; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 and thereafter. The covenants described in clauses (i), (iii) and (iv) above are tested quarterly and the covenant in clause (ii) above is tested annually on December 31st.

Based on the loan agreements, the Company is required to meet the covenants described above. As of December 31, 2011, the Company was in breach of certain of its financial covenants for all of its loan agreements, including the loan-to-value ratios, interest cover ratios, minimum liquidity requirements and leverage ratios. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $88,946 as current at December 31, 2011.

Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Summary of Contractual Obligations

The following table summarizes our contractual obligations and their maturity dates as of December 31, 2011:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Long-term debt	$88,946	$88,946	$—	$—	$—	$—	$—

Interest on variable-rate debt	3,334	3,334	—	—	—	—	—

Yard construction installments	20,060	20,060	—	—	—	—	—

Services fees to the Manager	11,038	1,635	1,635	1,635	1,635	1,635	2,863

Management fees to the Manager	16,642	1,765	911	911	911	911	11,233

Total obligations	$140,020	$115,740	$2,546	$2,546	$2,546	$2,546	$14,096

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following sets forth the names of the members of our board of directors and our senior management. Generally, each member of the board of directors serves for a three-year term. Additionally, the directors are divided among three classes, so the term of office of a certain number of directors expires each year. Consequently, the number of directors who stand for re-election each year may vary. Our executive officers are appointed by, and serve at the pleasure of, the board of directors. The primary business address of each of our executive officers and directors is 10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece.

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	41	Chairman of the Board of Directors, Chief Executive Officer and President	2014
Alexandros Mylonas	38	Chief Financial Officer and Treasurer	—
George Kalogeropoulos	51	Director	2012
Didier Salomon	66	Director	2012
Focko H. Nauta	54	Director	2013
Dimitrios Panagiotopoulos	51	Director	2014
Keith Bloomfield	41	Director	2013
Maria Badekas	40	Secretary	—

Ion G. Varouxakis is one of our founders and is the Chairman of our Board of Directors. He also serves as our President and Chief Executive Officer. In 2003, Mr. Varouxakis founded Free Bulkers, the beginning of a single-vessel, self-financed entrepreneurial venture that led to FreeSeas’ founding and NASDAQ listing in 2005. Prior to founding Free Bulkers, Mr. Varouxakis held since 1997 management positions in private shipping companies operating in the drybulk sector. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a Bachelor of Science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is a member of the Hellenic Committee of the Korean Register of Shipping, a member of the Hellenic and Black Sea Committee of Bureau Veritas and an officer of the reserves of the Hellenic Army.

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

Didier Salomon joined our Board of Directors in 2008. He spent fifteen years as head of global shipping at BNP Paribas overseeing a $10 billion shipping portfolio and managing an international team of approximately 65 professionals. Prior to that, he held similar positions at Banque Louis-Dreyfus, Banque Bruxelles Lambert and Credit Naval. In late 2009, he established Shipadvise, a French company focusing on advisory and consultancy in shipping. Mr. Salomon holds a diploma in political science from Sciences Po Paris, a Master degree in law from Paris Assas and a post graduate diploma in banking from Centre d’Etudes Superieures de Banque. For many years he has been a lecturer on the economy and capital markets at the Conservatoire des Arts et Metiers in Paris.

Focko H. Nauta joined our Board of Directors in 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.

Dimitrios Panagiotopoulos joined our Board of Directors in 2007. He is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

Keith Bloomfield joined our Board of Directors in 2010. He has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP. Mr. Bloomfield earned an LL.M. (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated summa cum laude with a B.A. in History from Tulane University.

Maria Badekas holds a Master of Law from University of Cambridge (UK) and a Bachelor in English and European Laws from Essex University (UK). From 2001 to 2003 she was a political expert to the European Commission, DG Development. From 2003 to 2005, she was a special advisor to the Mayor of Athens and participated in the preparation of the Athens 2004 Olympic Games (international affairs and public relations). Between 2005 and 2006, she was a special advisor to the Minister of the Hellenic Ministry of Foreign Affairs, and from 2006 to 2009, she was a special advisor to the General Secretary for European Affairs of the Hellenic Ministry of Foreign Affairs.

B.	Compensation

The total gross cash compensation paid for 2010 and for the six months ended June 30, 2011 to our directors was $194 and $102, respectively. We have agreed to pay each of our non-executive directors a fee of $40 per year, except that if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Our directors were not paid any cash directors’ fees for the last three quarters of 2011. At its April 2012 meeting, the Company’s Board of Directors approved the issuance of an aggregate of 199,642 shares of the Company’s common stock to the non-executive members of our Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of the Company’s common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

Our Manager receives a monthly management fee from us to provide overall executive and commercial management of our affairs. See “Principal Shareholders” and “Certain Relationships and Related Transactions.”

There are no agreements between us and any director that provide for benefits upon termination or retirement.

Other than through stock options, pursuant to our Amended and Restated 2005 Stock Incentive Plan and as determined by our Board of Directors, our executive officers do not receive any compensation, including any cash compensation, from us.

C.	Board Practices

The term of our Class A directors expires in 2012, the term of our Class B directors expires in 2013 and the term of our Class C directors expires in 2014. There are no agreements between us and any director that provide for benefits upon termination or retirement.

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

Amended and Restated 2005 Stock Incentive Plan

Our Amended and Restated 2005 Stock Incentive Plan was implemented for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Our shareholders approved the plan on December 19, 2006. Awards may be granted under the plan in the form of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Pursuant to the plan, we have reserved 300,000 shares of our common stock for awards, of which 216,000 remain available for grant as of the date of this annual report.

In December 2007, the Company’s Board of Directors granted 9,000 options to directors and 25,000 options to executive officers, as adjusted to reflect the reverse stock split effective October 1, 2010, of which 28,000 would vest in one year, 3,000 would vest in two years and 3,000 in three years from the grant, all at an exercise price of $41.25 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 22,000 of the stock options granted to them, leaving 12,000 stock options outstanding as of December 31, 2011 and 2010. All the outstanding stock options, which expire on December 24, 2012, are vested and remain unexercised as of December 31, 2011.

On December 31, 2009, the Company’s Board of Directors awarded 255,000 restricted shares, as adjusted to reflect the reverse stock split effective October 1, 2010, to its non-executive directors, executive officers and certain of Manager’s employees. Of the unvested restricted shares amounted to 134,000 as of December 31, 2010, 10,000 and 4,000 restricted shares with an original vesting date on December 31, 2012 have been forfeited in June 2011 and October 2011, respectively. Of the remaining unvested restricted shares amounted to 120,000 as of December 31, 2011, 70,000 restricted shares will vest on December 31 2012 and 50,000 restricted shares will vest on December 31, 2013.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets out certain information regarding the beneficial ownership of our common stock as of April 30, 2012 by each of our officers and directors, all of our officers and directors as a group, and each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name	Number of Shares of Common Stock Beneficially Owned	Shares of Common Stock Beneficially Owned (1)
Ion G. Varouxakis (2)	542,940	8.38%

All directors and executive officers as a group (eight persons)(3)	608,340	9.39%
FS Holdings Limited (4)	648,120	10.01%

Broadbill Investment Partners LP	370,297	5.72%

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Based on 6,475,625 shares of common stock outstanding as of April 30, 2012.

(2)	Reflects 502,940 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis and 40,000 shares held directly by Mr. Ion Varouxakis. Does not include 8,000 shares owned of record by V Estates S.A., which is controlled by his father, or 6,120 shares owned of record by his mother, as to which shares he disclaims beneficial ownership. Does not include 1,660,694 shares to be issued to our Manager, which is controlled by Mr. Varouxakis, in payment of unpaid management and services fees due to the Manager for the first quarter of 2012. Upon issuance of these shares, Mr. Varouxakis will beneficially own 26% of the Company’s outstanding common stock.
(3)	Includes 50,000 restricted shares, which do not vest until December 31, 2013. Does not include an aggregate of 199,642 shares to be issued to the non-executive directors of the Company in payment of unpaid directors’ fees for the last three quarters of 2011.
(4)	Reflects 561,757 shares owned by FS Holdings Limited, a Marshall Islands corporation, and 86,363 shares owned by Benbay Limited, a Republic of Cyprus corporation, each of which is controlled by the Restis family.

B.	Related Party Transactions

Manager

All vessels (except M/V Free Fighter, M/V Free Destiny, M/V Free Envoy and M/V Free Lady, which were sold in April 2007, August 2010, May 2011 and November 2011, respectively) receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

In June 2011, the Company entered into an amended and restated management and services agreement with the Manager pursuant to which the monthly technical management fee increased from $16.5 to $19.0 and the monthly services fee increased from $118.5 to $136.3, respectively, effective June 1, 2011.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $19.0 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.

FreeSeas also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. The Manager previously has subcontracted the charter and post charter management of FreeSeas’ vessels and pays the 1.25% of the gross freight or hire from the employment of the vessels to Safbulk, an entity affiliated with one Company’s major shareholder. Such sub-management agreement was terminated in March 2012 and the Manager has commenced the provision of the commercial management of our fleet leveraging on its in-house capabilities, systems and network of connections. In addition, FreeSeas pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of the Manager. In this respect, the Company paid Free Bulkers $261 relating to the sale of the M/V Free Envoy and M/V Free Lady in 2011 and $32 relating to the sale of M/V Free Destiny and $488 relating to the signing of shipbuilding contracts for the construction of two handysize vessels in 2010. In addition, the Company has incurred commission expense relating to its commercial agreement with the Manager amounting to $371, $728 and $752 for the years ended December 31, 2011, 2010 and 2009 respectively, included in “Commissions” in the consolidated statements of operations.

FreeSeas pays, as per its services agreement with the Manager, a monthly fee of $136.3, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is also entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the services agreement. The termination fee as of December 31, 2011 would have been $100,525. In connection with the shares to be issued to the Manager in payment of unpaid management and services fees, described below, the Manager has waived its right to terminate the services agreement and receive such termination fee.

Fees and expenses charged by the Manager are included in our consolidated financial statements in “Management fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel,” “Vessel impairment loss” and “Advances for vessels under construction.” The total amounts charged for the year ended December 31, 2011, 2010 and 2009 amounted to $4,451 ($1,900 of management fees, $1,609 of services fees, $146 of superintendent fees, $144 for compensation of relocation expenses, $179 for other expenses and $473 for management fees and supervision expenses for vessels under construction), $3,826 ($1,978 of management fees, $1,439 of services fees, $178 of superintendent fees, $117 for other expenses and $114 for management fees and supervision expenses for vessels under construction) and $3,245 ($1,874 of management fees, $1,313 of services fees and $58 of superintendent fees), respectively.

At its April 2012 meeting, the Company’s Board of Directors approved the issuance of 1,660,694 shares of the Company’s common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares to be issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws. Upon issuance of these restricted shares, Mr. Varouxakis, who is our Chairman, Chief Executive Officer and President and the owner of the Manager, will beneficially own 26% of the outstanding common stock of the Company.

On December 31, 2009, the Company granted 84,000 restricted shares to certain of the Manager’s employees vesting in December 2012 pursuant to the Company’s equity incentive plan.

The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in the consolidated statements of operations.

The balance due from the Manager as of December 31, 2011 and December 31, 2010 was $563 and $1,285 respectively. The amount paid to the Manager for office space during the year ended December 31, 2011, 2010 and 2009 was $178, $204 and $197, respectively and is included in “General and administrative expenses” in the consolidated statements of operations.

First Business Bank (FBB)

FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, and in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750 in December 2009, to refinance its existing loan balance of $21,750 with FBB and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2011 was $23,237. Interest charged under the loan facility for the year ended December 31, 2011, 2010 and 2009 amounts to $812, $893 and $629, respectively, and is included in the interest and finance cost in the consolidated statements of operations.

Other Related Parties

The Company, through Free Bulkers and previously Safbulk uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the year ended December 31, 2011, 2010 and 2009 such ship-brokering firm charged the Company commissions of $56, $175 and $48, respectively, which are included in “Commissions” in the consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2011 and December 31, 2010 was $84 and $98 respectively.

At its April 2012 meeting, the Company’s Board of Directors approved the issuance of an aggregate of 199,642 shares of the Company’s common stock to the non-executive members of our Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of the Company’s common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

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

Our common stock and Class Z warrants began trading on the NASDAQ Global Market on November 8, 2007 under the trading symbols FREE and FREEZ, respectively. Prior to that time our common stock and Class Z warrants were traded on the NASDAQ Capital Market under the symbols FREE and FREEZ, respectively. Our Class Z warrants expired on August 12, 2011.

The closing high and low sales prices of our common stock and Class Z warrants as reported by the NASDAQ Stock Market, for the quarters and months indicated, are as follows (adjusted to give effect of our one share for five share reverse stock split that was effective on October 1, 2010):

	Common Stock		Class Z Warrants
For the Years Ended:	High	Low	High	Low

December 31, 2007	$51.20	$13.80	$5.20	$0.48
December 31, 2008	39.85	4.50	3.35	0.05
December 31, 2009	17.45	5.85	0.65	0.08
December 31, 2010	7.95	3.61	0.25	0.01
December 31, 2011	3.89	0.40	0.09	0.02

	Common Stock		Class Z Warrants
For Quarters Ended:	High	Low	High	Low

March 31, 2010	$6.70	$6.40	$0.20	$0.20
June 30, 2010	7.45	5.85	0.20	0.10
September 30, 2010	6.00	4.50	0.15	0.02
December 31, 2010	5.08	3.61	0.12	0.01
March 31, 2011	3.89	2.75	0.09	0.03
June 30, 2011	2.80	1.75	0.09	0.02
September 30, 2011	2.27	0.82	0.08	0.03
December 31, 2011	1.13	0.40	—	—
March 31, 2012	0.93	0.80	—	—

	Common Stock		Class Z Warrants
For Months Ended:	High	Low	High	Low

October 31, 2011	$1.13	$0.62	—	—
November 30, 2011	1.03	0.56	—	—
December 31, 2011	0.75	0.40	—	—
January 31, 2012	0.50	0.36	—	—
February 29, 2012	1.11	0.86	—	—
March 31, 2012	1.20	1.10	—	—
April 30, 2012	1.85	0.99	—	—

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

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

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of Rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

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

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF OUR COMMON STOCK ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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

•

we satisfy one of the following ownership tests (discussed in more detail below): (1) more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” which includes persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “Qualified Shareholder Ownership Test,” or (2) our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test;” and we are not considered “closely held,” which we refer to as the “Closely-Held Test;” and

•	we meet certain substantiation, reporting and other requirements

The Republic of the Marshall Islands, the jurisdiction where we and our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy the second requirement enumerated above.

Since the 2007 tax year, we have claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test. For 2011 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. While we expect to satisfy the Publicly-Traded Test for such years, there can be no assurance in this regard. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Global Market.

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

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States, and such class of stock is regularly quoted by dealers making a market in such stock. While we anticipate that we will satisfy the trading frequency and trading volume tests, satisfaction of these requirements is outside of our control and hence, no assurances can be provided that we will satisfy the Publicly-Traded Test each year.

In addition, even if the “primarily traded” and “regularly traded” portions of the Publicly-Traded Test described above are satisfied, the Closely-Held Test provides, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as “5% Shareholders.” For purposes of being able to determine our 5% Shareholders under the Closely-Held Test, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for purposes of the Closely-Held Test.

In the event the Closely-Held Test is triggered, the regulations provide that the Closely-Held Test will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by our 5% Shareholders that are considered to be “qualified shareholders,” to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Test. Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests set out under the regulations applicable to 5% Shareholders and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders. Further, the regulations require, and we must certify, that no person in the chain of qualified ownership of shares relied on by us to qualify for exemption holds those shares in bearer form.

The ability to avoid application of the Closely-Held Test will be outside our control, and, as a result, there can be no assurance regarding whether we will satisfy the Publicly Traded Test for any year. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.

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

To the extent the benefits of the Section 883 exemption are unavailable, and our USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

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

United States Taxation of Gain on Sale of Vessels

If we qualify for the Section 883 exemption, then gain from the sale of any vessel may be exempt from tax under Section 883. Even if such gain is not exempt from tax under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, assuming that we are not, and have never been, engaged in a U.S. trade or business. Under certain circumstances, if we are so engaged, gain on the sale of vessels could be subject to U.S. federal income tax.

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

Distributions. Subject to the discussion of passive foreign investment companies (or “PFICs”) below, any distributions made by us with respect to our common stock will generally be taxable as dividend income to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his or her common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

For taxable years beginning before January 1, 2013, dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a “U.S. Individual Holder,” will generally be treated as “qualified dividend income” that is taxable to such a U.S. Individual Holder at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions treated as dividends paid by us that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or exceeds ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our stock paid by us. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

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

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a U.S. trade or business. We may own, directly or indirectly, interests in other entities that are passive foreign investment companies, or subsidiary PFICs. If we are a passive foreign investment company, each U.S. Holder will be treated as owning its pro rata share by value of the stock of any such subsidiary PFICs.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes support this position. However, a recent case reviewing the deductibility of commissions by a foreign sales corporation decided that time charter income constituted rental income under the law. While the IRS asserted in such case that the time charter income should be considered services income, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs and time charter income, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our common stock, and the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its common stock; and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common stock during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common stock).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common stock;

•

the amount allocated to the U.S. Holder’s current taxable year and any taxable years in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxable as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder will avoid the PFIC tax consequences described above in respect to our common stock by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held our common stock while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder owns (or is deemed to own) our common stock, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC, and the U.S. Holder owns (or is deemed to hold) our common stock, the PFIC rules discussed below will continue to apply to such shares unless the holder makes a purging election, as described below, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

If a U.S. Holder has made a QEF election with respect to our common stock, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder owns (or is deemed to own) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale of our common stock generally will be taxable as capital gain, and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult with their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as “marketable stock”, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder owns (or is deemed to hold) common stock in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common stock. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its common stock at the end of its taxable year over the adjusted basis in its common stock. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common stock over the fair market value of its common stock at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common stock will be treated as ordinary income. The mark-to-market election is available only if our common stock is treated as marketable stock. If our common stock is listed on the NASDAQ Global Market and is regularly traded on such market in accordance with applicable Treasury Regulations, our common stock will be treated as “marketable stock” for this purpose. U.S. Holders are advised to consult with their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common stock under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are advised to consult with their tax advisors concerning the application of the PFIC rules (and the QEF and mark-to-market elections) to each of our common stock and warrants under their particular circumstances.

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

•

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

We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Alexandros Mylonas, Chief Financial Officer, FreeSeas Inc., 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, telephone number +30-210-4528770 or facsimile number +30-210-4291010.

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

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2012 fiscal year by approximately $843 based upon our debt level during the period in 2011 during which we had debt outstanding.

The following table sets forth for a period of five years the sensitivity of the loans on each of the vessels owned by us during fiscal 2011 in U.S. dollars to a 100-basis-point increase in LIBOR.

(In thousands of U.S. Dollars)
Vessel Name	2012	2013	2014	2015	2016
Free Hero / Free Goddess / Free Jupiter	$349	$296	$237	$152	$—
Free Impala / Free Neptune	$224	$196	$162	$128	$91
Free Knight	$133	$99	$69	$37	$—
Free Maverick	$136	$—	$—	$—	$—

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt” for a full description of each of these loans.

Interest Rate Risk

We are exposed to interest rate risk associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. We have two interest rate swaps outstanding with a total notional amount of $9,201 as of December 31, 2011. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in our earnings.

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

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2011, 2010 and 2009, approximately 32%, 55% and 21%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2011 by approximately $371 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2011.

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

Charter Market Risk

Our revenues, earnings and profitability are affected by the prevailing charter market rates. During 2011, the BDI remained volatile. On November 21, 2011, the BDI was 1,874, increasing from a low of 1,043 on February 4, 2011. Furthermore, charter rates have been particularly volatile during the first four months of 2012. On April 11, 2012, the BDI was 944, increasing from a low of 647 on February 3, 2012. Such chartering market volatility is expected to adversely impact our financial performance for the relevant quarter including its net income and cashflow.

The M/V Free Jupiter was on time charter with KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire was received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. The Company commenced arbitration proceedings against KLC, and has taken action to obtain security, including the arrest of KLC assets. As a result, the Company obtained third-party security in the amount of $1.68 million (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. The Company also obtained cash security held in escrow in the amount of $159 from the execution of a lien on sub-hires. KLC has counterclaimed by way of set-off, alleging that KLC is entitled to retain the amount of hire that was deducted because of the Company’s alleged breach of charterparty. The Company denies these allegations and continues to assert its claim to recover the full amount deducted by KLC. On January 25, 2011, KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court approved and confirmed a rehabilitation plan. Upon the issuance of the final award of the arbitration tribunal, and for any amount in excess of the third-party security and cash security, the Company may participate in the approved rehabilitation plan. As of December 31, 2011, the outstanding balance of the KLC time charter was $1,372 after provisions of $136, which is below the security obtained as described above. On January 17, 2012, the Company obtained an interim award under which it was awarded the part of the claim that KLC had admitted was undisputed, $832, plus interest, legal costs, and the cost of the tribunal. Following the interim award, the Company received approximately $321. The majority of the balance of $511 that has been awarded is unsecured. The Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, (if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court). There will be a further award (if this matter does not settle) for the disputed balance, which is adequately secured.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Please see “Item 5. Operating and Financial Review and Prospects - Recent Developments” and “- Long-Term Debt” for a full description of loan defaults.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Except as described elsewhere in this document, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in 2011 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan). There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2011. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2011 was effective.

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

(d) Changes in Internal Control over Financial Reporting. There were no changes in internal control over financial reporting during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2011	2010
Audit fees (1)	$550	$464
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total	$550	$464

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2011 and 2010, as well as fees for services related to the Company’s additional filings relating to possible capital raises.

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

Not applicable

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

Other than as noted above, we are in compliance with all other applicable NASDAQ corporate governance standards. Additionally, we believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our stockholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the report of our Independent Registered Public Accounting Firm thereon, as set forth on pages F-1 through F-34, are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-5 for the year ended December 31, 2010 and incorporated herein by reference

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.2	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.3	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.4	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.5	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.6	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.56 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.7	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.8	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.9	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.10	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.11	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.12	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.13	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.14	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.15	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.16	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.17	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.18	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.19	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.20	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.21	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.22	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.64 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.23	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.24	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.66 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.25	First Preferred Liberian Ship Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.67 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.26	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.68 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.27	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.69 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.28	Fourth Supplemental Agreement dated July 15, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.3 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.29	Fifth Supplemental Agreement dated July 15, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.4 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.30	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed herewith

4.31	Letter Agreement dated February 2, 2012 with Credit Suisse	Filed herewith

8.1	Subsidiaries of the Registrant	Filed as Exhibit 21.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-162630) filed on March 30, 2011 and incorporated herein by reference

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

By:	/s/ Alexandros Mylonas
	Name:	Alexandros Mylonas
	Title:	Chief Financial Officer

Dated: May 7, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of FreeSeas Inc.

We have audited the accompanying consolidated balance sheet of FreeSeas Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreeSeas Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has failed to meet scheduled payment obligations under its loan facilities and has not complied with certain covenants included in its loan agreements with banks. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 3. The 2011 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

May 4, 2012

FREESEAS INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Notes	December 31, 2011	December 31, 2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$331	$3,694
Restricted cash		1,125	5,255
Trade receivables, net of provision of $1,336 and $1,385 for 2011 and 2010 respectively		3,324	2,157
Insurance claims	11	627	133
Due from related party	4	563	1,285
Inventories		603	1,171
Deferred charges — current portion	8	330	—
Prepayments and other		500	390
Vessels held for sale	6	45,272	13,606

Total current assets		$52,675	$27,691
Advances for vessels under construction	7	—	5,665
Vessels, net	5	81,419	213,691
Deferred charges, net of current	8	886	2,812
Restricted cash		—	1,125

Total non-current assets		$82,305	$223,293

Total assets		$134,980	$250,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$7,958	$4,323
Accrued liabilities		1,897	1,227
Unearned revenue		216	430
Due to related party	4	84	98
Derivative financial instruments — current portion	9	760	583
Deferred revenue — current portion		—	136
Bank loans — current portion	10	88,946	23,022

Total current liabilities		$99,861	$29,819
Derivative financial instruments — net of current portion	9	—	538
Deferred revenue — net of current portion		—	—
Bank loans — net of current portion	10	—	97,437

Total long term liabilities		$—	$97,975

Commitments and Contingencies	11	—	—
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	13,15	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized, 6,475,625 and 6,487,852 shares issued and outstanding at December 31, 2011 and 2010	13,15	6	6
Additional paid-in capital		127,759	127,634
Retained earnings/ (Accumulated deficit)		(92,646)	(4,450)

Total shareholders’ equity		$35,119	$123,190

Total liabilities and shareholders’ equity		$134,980	$250,984

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Year Ended December 31,
	2011	2010	2009
OPERATING REVENUES	$29,538	$57,650	$57,533

OPERATING EXPENSES:
Voyage expenses	(807)	(1,887)	(1,394)
Commissions	(1,777)	(3,357)	(3,089)
Vessel operating expenses	(14,563)	(18,607)	(17,813)
Depreciation expense (Note 5)	(8,664)	(15,365)	(16,006)
Amortization of deferred charges (Note 8)	(915)	(1,888)	(1,742)
Management and other fees to a related party (Note 4)	(1,900)	(1,978)	(1,874)
General and administrative expenses	(4,734)	(4,494)	(4,156)
Provision and write-offs of insurance claims and bad debts	(133)	(1,250)	—
Gains on sale of vessel (Note 5)	1,561	807	—
Vessel impairment loss (Notes 5,6)	(69,998)	(26,631)	—
Impairment of advances for vessels under construction (Note 7)	(11,717)	—	—

Income (loss) from operations	$(84,109)	$(17,000)	$11,459

OTHER INCOME (EXPENSE):
Interest and finance costs	(4,003)	(4,375)	(4,323)
Loss on derivative instruments (Note 9)	(178)	(465)	(111)
Interest income	4	37	24
Other	90	(18)	(190)

Other income (expense)	$(4,087)	$(4,821)	$(4,600)

Net income (loss)	$(88,196)	$(21,821)	$6,859

Basic earnings (loss) per share	$(13.60)	$(3.46)	$1.35
Diluted earnings (loss) per share	$(13.60)	$(3.46)	$1.35
Basic weighted average number of shares	6,485,072	6,313,606	5,092,772
Diluted weighted average number of shares	6,485,072	6,313,606	5,092,772

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands of United States Dollars, except for share data)

	Comprehensive Income (Loss)	Common Shares (Notes 1 and 13)	Common Shares $	Additional Paid-in Capital	Retained Earnings (Accumulated deficit)	Total

Balance December 31, 2008		4,234,622	$4	$110,339	$10,512	$120,855
Net income	$6,859	—	—	—	6,859	6,859
Common shares issued	—	2,008,230	2	16,242	—	16,244
Stock compensation expense	—	—	—	494	—	494
Restricted shares issued	—	255,000	—	—	—	—
Stock issued upon exercise of options	—	—	—	—	—	—

Comprehensive income	$6,859

Balance December 31, 2009		6,497,852	$6	$127,075	$17,371	$144,452

Net loss	$(21,821)	—	—	—	(21,821)	(21,821)
Stock compensation expense	—	—	—	559	—	559
Restricted shares forfeited	—	(10,000)	—	—	—	—

Comprehensive loss	$(21,821)

Balance December 31, 2010		6,487,852	$6	$127,634	$(4,450)	$123,190

Net loss	$(88,196)	—	—	—	(88,196)	(88,196)
Stock compensation expense	—	—	—	122	—	122
Restricted shares forfeited	—	(14,000)	—	—	—	—
Exercise of warrants	—	1,773	—	3	—	3

Comprehensive loss	$(88,196)

Balance December 31, 2011		6,475,625	$6	$127,759	$(92,646)	$35,119

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in tables in thousands of United States Dollars)

	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
Cash Flows from Operating Activities:
Net income (loss)	$(88,196)	$(21,821)	$6,859
Adjustments to reconcile net income (loss) to net cash provided from operating activities
Depreciation (Note 5)	8,664	15,365	16,006
Amortization of deferred financing fees (Note 8)	176	211	345
Amortization of deferred dry-docking and special survey costs (Note 8)	915	1,888	1,742
Provision and write-offs of insurance claims and bad debts	133	1,250	—
Stock compensation cost (Note 14)	122	559	494
Write off of deferred financing fees (Note 8)	100	—	111
Change in fair value of derivatives (Note 9)	(361)	(129)	(560)
Amortization of deferred revenue	(136)	(1,034)	(81)
Gain on sale of vessel (Note 5)	(1,561)	(807)	—
Vessel impairment loss	69,998	26,631	—
Write-off of advances for vessels under construction (Note 7)	11,717	—	—
Back log asset	—	—	907
Changes in:
-Trade receivables	(1,300)	(490)	(1,199)
-Insurance claims	(494)	4,992	8,567
-Due from related party	722	125	224
-Inventories	568	(570)	(22)
-Prepayments and other	(110)	382	200
-Accounts payable	3,636	(3,164)	(170)
-Accrued liabilities	670	(133)	(10,037)
-Unearned revenue	(214)	14	(904)
-Due to related party	(14)	80	6
Dry-docking and special survey costs paid (Note 8)	(192)	(2,547)	(1,097)
Dry-docking and special survey costs for vessels held for sale (Note 6)	(373)	—	—

Net Cash from / (used in) Operating Activities	$4,470	$20,802	$21,391

Cash flows from (used in) Investing Activities:
Vessel acquisitions (Note 5)	—	—	(11,302)
Advances for vessels under construction (Note 7)	(6,052)	(5,665)	—
Proceeds from sale of vessel, net	24,474	2,846	—

Net Cash from / (used in) Investing Activities	$18,422	$(2,819)	$(11,302)

Cash flows from (used in) Financing Activities:
Increase in restricted cash	5,255	(3,130)	(655)
Proceeds from long term loan	—	—	6,000
Payments of bank loans	(31,513)	(17,500)	(28,391)
Proceeds from issuance of common shares, net of issuance costs (Note 15)	—	—	16,244
Exercise of warrants (Note 12)	3	—	—
Financing fees (Note 8)	—	—	(324)

Net Cash from / (used in) Financing Activities	$(26,255)	$(20,630)	$(7,126)

Net increase /(decrease) in cash in hand and at bank	$(3,363)	$(2,647)	$2,963
Cash and cash equivalents, beginning of year	3,694	6,341	3,378

Cash and cash equivalents, end of year	$331	$3,694	$6,341

Supplemental Cash Flow Information:
Cash paid for interest	$2,938	$4,017	$4,462

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

During the year ended December 31, 2011, the Company owned and operated seven Handysize dry bulk carriers (one of which was sold on May 13, 2011), two Handymax dry bulk carriers (one of which was sold on November 8, 2011) and had an order for the construction of two Handysize dry bulk carriers (see Note 7). As of December 31, 2011, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11

Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A

Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A

Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A

Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A

2.	Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or “U.S. GAAP”) and include in each of the three years in the period ended December 31, 2011 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2011 and 2010, no such interest existed.

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

c) Comprehensive Income: The Company follows the provisions of ASC 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. For the years ended December 31, 2011, 2010 and 2009 comprehensive income was the same as net income.

d) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. For the year ended December 31, 2011, one charterer individually accounted for more than 10% of the Company’s voyage revenues, three charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2010, and two charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2009 as follows:

Charter	2011	2010	2009
A	33%	12%	Less than 10%
B	Less than 10%	14%	18%
C	Less than 10%	16%	37%

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

m) Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s assets, the fleet useful life was increased from 27 to 28 years since the date of initial delivery from the shipyard. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels.

n) Vessels held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups of assets as being held for sale in accordance with ASC 360, “Property, Plant and Equipment,” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset; (ii) the asset is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the consolidated balance sheet.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

o) Impairment of Long-lived Assets: The Company follows the guidance under ASC 360, “Property, Plant and Equipment,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker’s valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as future undiscounted net operating cash flows, vessel sales and purchases, business plans and overall market conditions. In performing the recoverability tests the Company determines future undiscounted net operating cash flows for each vessel and compares it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the Company’s alternative courses of action, estimated vessel’s utilization, its scrap value, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated useful life of the vessel, net of vessel operating expenses adjusted for inflation, and cost of scheduled major maintenance. When the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value.

As of December 31, 2011, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and market historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that for vessels that are intended to be held and used no impairment existed as of December 31, 2011, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel. For the vessels for which alternative courses of action (including their sale) are under consideration, an impairment charge of $69,998 was recognized in 2011 and reflected in the accompanying consolidated statement of operations.

p) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over periods of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off. In the accompanying financial statements, costs deferred are presented on a consistent basis and are limited to actual costs incurred at the yard, paints, class renewal expenses, and parts used in the dry docking or special survey. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit. Unamortized dry-docking and special survey costs of vessels that are sold are written off at the time of the respective vessels’ sale and are included in the calculation of the resulting gain or loss from such sale.

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

s) Interest Rate Swaps: The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements, designated as “economic hedges” are recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2009, 2010 and 2011, there was no derivative transaction meeting such hedge accounting criteria; therefore the change in their fair value is recognized in earnings.

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

v) Fair value option: In February, 2007, the FASB issued ASC 825, “Financial Instruments,” which permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company evaluated the guidance contained in ASC 825 and elected not to report any existing financial assets or liabilities at fair value that are not already reported at fair value, therefore the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

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

aa) Earnings/(Losses) per Share: Basic earnings/(losses) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (warrants, options and restricted shares) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

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

dd) Recent Accounting Standards Updates: ASU 2011-04: In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820)-Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs). ASU 2011-04 amends ASC 820 to clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements. It also changes particular principles or requirements for measuring fair value or for disclosing information about fair value measurement. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2011. The provisions of ASU 2011-04 are not expected to have a material impact on the Company’s consolidated financial statements.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

ASU 2011-05: In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU is effective for the fiscal years beginning after December 15, 2011. The Company follows the provisions of ASC 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The provisions of ASU 2011-05 are not expected to have an impact on the Company’s consolidated financial statements. In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities”. The objective of this update is to provide enhanced disclosures that will enable financial statements’ users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05”. The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements.

3.	Going Concern

As of December 31, 2011, the Company was in breach of financial covenants, including the loan-to-value ratios (also known as value maintenance clauses) contained in the Company’s loan agreements, while it has not been able to meet certain of its scheduled payment obligations under its loan agreements which were due in November and December 2011. These breaches constituted events of default and could have resulted in the lenders requiring immediate payment of the loans.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the cross default provisions in the Company’s loan and interest rate swap agreements, actual breaches existing under its credit facilities, could result in defaults under all of the Company’s affected debt and the acceleration of such debt by its lender. Accordingly, as of December 31, 2011, the Company is required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities in its consolidated balance sheet since the Company has not received waivers in respect of the breaches discussed above. As a result, the Company has a working capital deficit amounting to $47,186.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Furthermore, as of December 31, 2011, the Company was a party to two newbuilding contracts for which previously obtained financing was cancelled in 2011. As discussed in Note 17, subsequent to December 31, 2011, the Company failed to meet a scheduled payment obligation for the construction of these newbuildings.

As more fully discussed in Note 17, in 2012, the Company received notifications from the Banks that the Company is in breach of certain covenants and has not paid certain amounts as per its loan agreements. Management is currently seeking and will continue to seek to restructure the Company’s indebtedness and obtain waivers on covenants violations. However, it is uncertain that it will be able to succeed as this is currently subject to the agreement of all banks involved. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants and payment obligations under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Based on the Company’s cash flow projections for 2012, cash on hand and cash provided by operating activities including the cash to be provided upon the sale of the vessels currently classified as held for sale will not be sufficient to cover scheduled debt repayments as of December 31, 2011, operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. All of the above raises doubt regarding the Company’s ability to continue as a going concern.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates remain at today’s low levels including negotiations for the restructuring of its loans, a share capital increase, disposition of certain vessels in its current fleet and taking steps to achieve additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2011, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt and the associated restricted cash, deferred financing fees and derivative financial instrument liability.

4.	Related Party Transactions

Manager

All vessels owned by the Company receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

In June 2011, each of the ship-owning subsidiaries entered into an amended and restated management agreement and the Company entered into a services agreement with the Manager pursuant to which the monthly technical management fee increased from $16.5 to $18.975 and the monthly services fee increased from $118.5 to $136.275, respectively, effective June 1, 2011. In addition, in connection with the relocation of the Company’s offices in June 2011, the Company entered into an agreement with the Manager pursuant to which the Company agreed to pay the Manager 65% of the rental due for the office space, commencing June 2011, and 65% of the apportioned common expenses and maintenance expenses.

In addition, based on the amended services agreement FreeSeas reimbursed the Manager with the lump sum of $144 (equivalent of Euro 100) for the expenses incurred in relation to the relocation of the Manager’s offices and early termination cost for previous lease agreement. This compensation is included in “General and Administrative Expenses” in the accompanying consolidated statement of operations.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

FreeSeas also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. The Manager has subcontracted the charter and post charter management of FreeSeas’ vessels and pays the 1.25% of the gross freight or hire from the employment of the vessels to Safbulk Pty Ltd (“Safbulk”), an entity affiliated with one Company’s major shareholder. Such sub-management agreement was terminated in March 2012 and the Manager has commenced the provision of the commercial management of the Company’s fleet. In addition, FreeSeas pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of the Manager. In this respect, the Company paid Free Bulkers $261 relating to the sale of the M/V Free Envoy and M/V Free Lady (Note 5) in 2011 and $32 relating to the sale of M/V Free Destiny (Note 5) and $488 relating to the signing of shipbuilding contracts for the construction of two handysize vessels (Note 7) in 2010. In addition, the Company has incurred commission expense relating to its commercial agreement with the Manager amounting to $371, $728 and $752 for the years ended December 31, 2011, 2010 and 2009 respectively, included in “Commissions” in the accompanying consolidated statements of operations.

FreeSeas pays, as per its services agreement with the Manager, a monthly fee of $136.275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2011 would be approximately $100,525.

Fees and expenses charged by the Manager are included in the accompanying consolidated financial statements in “Management fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel”, “Vessel impairment loss”, “Advances for vessels under construction” and “Write-off of advances for vessels under construction”. The total amounts charged for the year ended December 31, 2011, 2010 and 2009 amounted to $4,451 ($1,900 of management fees, $1,609 of services fees, $146 of superintendent fees, $144 for compensation of relocation expenses, $179 for other expenses and $473 for management fees and supervision expenses for vessels under construction), $3,826 ($1,978 of management fees, $1,439 of services fees, $178 of superintendent fees, $117 for other expenses and $114 for management fees and supervision expenses for vessels under construction) and $3,245 ($1,874 of management fees, $1,313 of services fees and $58 of superintendent fees), respectively.

On December 31, 2009, the Company granted 84,000 restricted shares to certain of the Manager’s employees vesting in December 2012 pursuant to the Company’s equity incentive plan (Note 14). The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

The balance due from the Manager as of December 31, 2011 and December 31, 2010 was $563 and $1,285 respectively. The amount paid to the Manager for office space during the year ended December 31, 2011, 2010 and 2009 was $178, $204 and $197, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

First Business Bank (FBB)

FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, and in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750 (Note 10) in December 2009, to refinance its then existing loan balance of $21,750 with FBB and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2011 was $23,237. Interest charged under the loan

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

facility for the year ended December 31, 2011, 2010 and 2009 amounts to $812, $893 and $629, respectively, and is included in “Interest and finance costs” in the accompanying consolidated statements of operations. On December 23, 2011 the Company agreed by letter with FBB to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants and their testing has been waived until March 16, 2012 (Note 17).

Other Related Parties

The Company, through Free Bulkers and Safbulk uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2011, 2010 and 2009, such ship-brokering firm charged the Company commissions of $56, $175 and $48, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2011 and December 31, 2010 was $84 and $98, respectively.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2008	$298,514	$(23,109)	$275,405

Additions new vessels	11,302	—	11,302
Depreciation	—	(16,006)	(16,006)

December 31, 2009	$309,816	$(39,115)	$270,701

Depreciation	—	(15,365)	(15,365)
Disposal	(7,600)	5,561	(2,039)
Vessel held for sale	(27,981)	5,472	(22,509)
Vessel impairment charge	(22,921)	5,824	(17,097)

December 31, 2010	$251,314	$(37,623)	$213,691

Depreciation	—	(8,664)	(8,664)
Disposal	(9,461)	7,279	(2,182)
Vessels held for sale	(76,302)	1,214	(75,088)
Vessel impairment charge	(62,414)	16,076	(46,338)

December 31, 2011	$103,137	$(21,718)	$81,419

Vessel acquisition during the year ended December 31, 2009

In 2009, the Company agreed to purchase the M/V Free Neptune from an unaffiliated third party for $11,000 plus costs directly related to the purchase amounting to $302. The vessel was delivered to the Company on August 25, 2009. The Company financed the acquisition using cash on hand which was raised as part of the Company’s follow on equity offering in July 2009 (Note 15).

Vessel disposed during the year ended December 31, 2010

On July 30, 2010, the Company agreed to sell the M/V Free Destiny. The vessel was delivered to the buyers on August 27, 2010 and the Company recognized a gain of $807 as a result of the sale. From the proceeds of the sale, the Company paid on November 1, 2010 an amount of $2,700 constituting prepayment towards the Deutsche Bank Nederland N.V. (“Deutsche Bank Nederland,” formerly known as Hollandsche Bank Unie) loan facility B (Note 10).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Vessels disposed during the year ended December 31, 2011

On May 13, 2011, the Company sold the M/V Free Envoy for a sale price of $4,200 and recognized a gain of $1,561 as a result of the sale. From the net proceeds of the sale, the Company paid on May 13, 2011 an amount of $3,700 constituting prepayment towards the Deutsche Bank Nederland loan facility B. According to the loan terms, all future installments have been reduced to nil until the balloon payment due in November 2012 (Note 10).

As a result of the fourth supplemental agreement, the Company entered into with Credit Suisse on July 15, 2011(Note 10), the Company committed to a plan for sale of the vessels M/V Free Jupiter and M/V Free Lady.

Thus Company assessed for recoverability the carrying value of M/V Free Jupiter and M/V Free Lady, including unamortized deferred dry docking costs of $177, due to their expected sale. In performing its assessment, the Company compared the carrying value of the vessels with their estimated fair value. As a result of this assessment, the Company has recognized an impairment loss of $46,515 in the consolidated statements of operations of which $15,048 relates to the M/V Free Jupiter and $31,467 to the M/V Free Lady.

On November 8, 2011, the Company sold the M/V Free Lady, for a sale price of $21,900. From the net proceeds of the sale, the Company paid on November 8, 2011 the amount of $19,800 constituting prepayment towards the Credit Suisse loan facility (Note 10).

6.	Vessels held for sale

Net Book Value
December 31, 2009	$—
Additions	22,509
Vessel impairment charge	(8,903)
December 31, 2010	$13,606
Additions	75,088
Disposals	(20,503)
Drydocking costs	564
Vessel impairment charge	(23,483)
December 31, 2011	$45,272

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2011 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On February 28, 2011, after obtaining the respective lenders consent (FBB), the Company’s Board of Directors, approved a plan of sale of the vessels M/V Free Impala and M/V Free Neptune within the context of its plans to fund its working capital requirements as discussed in Note 3. On July 15, 2011, the Company’s Board of Directors approved a plan of sale of the vessels M/V Free Jupiter and M/V Free Lady (which was sold on November 8, 2011) as a result of the fourth supplemental agreement the Company entered into with Credit Suisse (Note 10).

Drydocking costs consists of the unamortized dry docking and special survey costs of the M/V Free Neptune which were included in “Vessels held for sale” following the vessel’s classification as held for sale in February 2011 as well as $373 relating to the cost of the drydocking and special survey performed on this vessel in November 2011.

As of December 31, 2011, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $23,483 in the accompanying consolidated statements of operations. All four vessels classified as held for sale at December 31, 2011 are expected to be disposed off subsequent to June 1, 2012, but prior to December 31, 2012.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Vessel classified as assets held for sale during the year ended December 31, 2010.

The Company according to the provisions of ASC 360, has classified the M/V Free Hero as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2010 at her estimated market value less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. The vessel’s carrying value was adjusted to $13,606 at the date of its classification as held for sale. Furthermore subsequent to December 31, 2010, at the direction of the Company’s Board of Directors, and after obtaining the respective lenders consent (FBB), the Company initiated a plan of sale of the vessels M/V Free Neptune and M/V Free Impala within the context of its plans to fund its working capital requirements.

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

7.	Advances for Vessels under Construction

On August 17, 2010, two of the Company’s wholly owned subsidiaries entered into shipbuilding contracts with a Chinese yard for the construction of two drybulk vessels of approximately 33,600 dwt each for an aggregate purchase price of $49,880 including extra costs of approximately $1,080 in total. In March 2011 and May 2011, the Company advanced the second installment amounting to $2,440 and $2,440 for Hull 1 and Hull 2, respectively.

The amount shown in the accompanying consolidated balance sheet includes milestone payments relating to the shipbuilding contracts with the shipyard, supervision costs and any material related expenses incurred during the construction period, net of potential impairment.

As of December 31, 2011, the Company impaired the advances and the capitalized expenses relating to the shipbuilding contracts due to lack of financing after the cancelation of ABN AMRO financing commitment (Note 10) and delayed scheduled payment to the yard resulting in a default situation as per the construction contract (Note 17).

The movement of the advances for vessels under construction for each of the two years ended December 31, 2010 and 2011 has as follows:

	Contract payments	Capitalized expenses	Capitalized interest	Total
December 31, 2009	$—	—	—	$—
Additions	4,880	742	43	5,665
December 31, 2010	$4,880	742	43	$5,665
Additions	4,880	890	282	6,052
Impairment	(9,760)	(1,632)	(325)	(11,717)
December 31, 2011	$—	—	—	$—

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

8.	Deferred Charges

	Dry Docking Costs– Non Current	Special Survey Costs – Non Current	Financing Costs- Current	Total
December 31, 2008	$706	$2,117	$949	$3,772

Additions	551	546	324	1,421
Write-offs	—	—	(111)	(111)

Amortization	(504)	(1,238)	(345)	(2,087)

December 31, 2009	$753	$1,425	$817	$2,995

Additions	1,610	937	—	2,547
Write-offs	(298)	(333)	—	(631)
Amortization	(834)	(1,054)	(211)	(2,099)

December 31, 2010	$1,231	$975	$606	$2,812

Additions	172	20	—	192
Write-offs	(126)	(280)	(100)	(506)

Vessels held for sale	(124)	(67)	—	(191)

Amortization	(622)	(293)	(176)	(1,091)

December 31, 2011	$531	$355	$330	$1,216

Additions to deferred dry-docking and special survey costs in 2011 related to the dry docking and special survey of the M/V Free Maverick.

Unamortized dry docking and special survey costs of $406 related to the M/V Free Envoy and M/V Free Lady were written off upon the vessels sale in 2011 as well as $100 related to unamortized deferred financing fees of the Credit Suisse loan facility (Note 10) due to the prepayment made in 2011.

Unamortized dry docking and special survey costs of $191 related to the M/V Free Neptune were included in “Vessels held for sale” following the vessel’s classification as held for sale in February 2011.

9.	Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company is a party of two interest rate swap agreements which do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $5,993 and $3,208, respectively as of December 31, 2011 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in the fair value of the Company’s two interest rate swaps for the year ended December 31, 2011, 2010 and 2009 resulted in unrealized gains of $361, $129 and $560, respectively. The settlements on the interest rate swaps for the year ended December 31, 2011, 2010 and 2009 resulted in realized losses of $539, $594 and $671, respectively. The total of the change in fair value and settlements for the year ended December 31, 2011, 2010 and 2009 aggregate to losses of $178, $465 and $111, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2011 the Company was in breach of certain of its financial covenants relating to loan agreements (Note 10). Thus the cross default provisions of the swap agreements would be activated and as such and in accordance with the guidance related to classification of obligations that are callable by the creditor, the Company has classified the entire long-term amount of $377 as current at December 31, 2011. In this respect the total fair value amounting to $760 is reflected in “Derivative financial instruments-current portion” in the accompanying consolidated balance sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of income.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	—	—	760	583

	Derivative financial instruments - net of current portion	—	—	—	538

	Total derivatives	—	—	760	1,121

The Effect of Derivative Instruments on the Statement of Operations for the Years Ended December 31, 2011, 2010 and 2009

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Gain (Loss) Recognized on Derivative Location	2011	2010	2009
Interest rate swaps	Loss on derivative instruments	178	465	111

Total		178	465	111

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•

Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

•	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

•

Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Level 3: Unobservable inputs that are not corroborated by market data and that are significant to the fair value of the assets or liabilities.

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

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis as of the valuation date:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$760	$—	$760	$—

Total	$760	$—	$760	$—

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Non -Recurring measurements:	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$13,606	$—	$13,606	$—
Vessels, net	15,000		15,000

Total	$28,606	$—	$28,606	$—

Non -Recurring measurements:	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$45,272	$—	$45,272	$—

Total	$45,272	$—	$45,272	$—

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In accordance with the provisions of relevant guidance, as of December 31, 2011, the Company compared the carrying values of the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune which were classified as held for sale in the accompanying consolidated balance sheet for the year ended December 31, 2011 (Note 6), with their estimated fair market values less costs to sell and recognized an impairment loss of $23,483 in the accompanying consolidated statements of operations.

The Company according to the provisions of ASC 360, has classified the M/V Free Hero as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2010 at her estimated market value less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. The vessel’s carrying value was adjusted to $13,606 at the date of its classification as held for sale. Furthermore subsequent to December 31, 2010, at the direction of the Company’s Board of Directors, and after obtaining the respective lenders consent (FBB), the Company initiated a plan of sale of the vessels M/V Free Neptune and M/V Free Impala within the context of its plans to fund its working capital requirements. The Company has individually assessed for recoverability the carrying values of each of the above vessels, including unamortized deferred dry docking costs of $631. In performing its assessment, the Company compared the carrying values of these vessels with their estimated fair values at December 31, 2010. As a result of this assessment the Company has recognized an impairment loss of $26,631 in the accompanying 2010 consolidated statement of operations, of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero. No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value.

10.	Long-Term Debt

Long-term debt as of December 31, 2011 and 2010 consists of the following bank loans:

	(In thousands of U.S. Dollars)
	December 31, 2011			December 31, 2010
Lender	Current Portion	Long- term portion	Total	Current portion	Long- term	Total
Deutsche Bank Nederland (a)	$13,250	$—	$13,250	$3,000	$11,750	$14,750
Deutsche Bank Nederland (b)	$16,009	$—	$16,009	$300	$19,409	$19,709
Credit Suisse (c)	$19,099	$—	$19,099	$13,372	$18,603	$31,975
Credit Suisse (d)	$17,351	$—	$17,351	$3,000	$25,275	$28,275
First Business Bank. (e)	$23,237	$—	$23,237	$3,350	$22,400	$25,750
Total	$88,946	$—	$88,946	$23,022	$97,437	$120,459

The remaining repayment terms of the loans outstanding as of December 31, 2011, as amended to reflect the agreements reached for deferral of certain payments in 2012, without considering the Company’s non-compliance discussed in Note 3, are as follows:

Lender	Vessel	Remaining Repayment Terms
(a) Deutsche Bank Nederland	M/V Free Knight	Fifteen consecutive quarterly installments of $750 followed by one installment of $2,000.
(b) Deutsche Bank Nederland	M/V Free Maverick	One balloon payment of $16,009.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

(c) Credit Suisse	M/V Free Hero M/V Free Goddess M/V Free Jupiter	Seven quarterly installments of $875, eight quarterly installments of $937.5 and a balloon payment of $5,475 payable together with the last installment.

(d) Credit Suisse		Seven quarterly installments of $525, eight quarterly installments of $562.5 and a balloon payment of $9,175 payable together with the last installment.

(e) First Business Bank	M/V Free Impala M/V Free Neptune	One quarterly installment of $1,675, nineteen quarterly installments of $837.5 and a balloon payment of $5,650, payable together with the last installment.

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

The weighted average interest rate for the year ended December 31, 2011 and 2010 was 2.9% and 3%, respectively. Interest expense incurred under the above loan agreements amounted to $3,173 (net of capitalized interest $282), $3,932 and $3,708 for the years ended December 31, 2011, 2010 and 2009, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

Deutsche Bank Nederland Facility

On September 2, 2011, the Company instructed the Deutsche Bank Nederland in accordance with relevant provision of the facility agreement to postpone the repayment installment of $750 due on September 18, 2011, which will be paid on the termination date in December 2015.

In October 2011, the Company following negotiations with Deutsche Bank Nederland deferred the payment of an additional fee equal to $360, due on November 1, 2011, to January 2012 (Note 17).

In December 2011, the Company did not pay the $750 repayment installment along with accrued interest with Deutsche Bank Nederland and is in discussions to permanently amend the amortization schedule including refinancing of the balloon due in November 2012.

Credit Suisse Facility

On July 15, 2011, the Company entered into a Fourth Supplemental Agreement with Credit Suisse which amended its existing credit facility to, among other things, defer its payments totaling $2,000, originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that the Company would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, the Company would sell one or two of the four vessels collateralizing the credit facility. This

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

debt financing did not occur. Therefore, the Company initiated the sale of the M/V Free Jupiter and the M/V Free Lady. On October 3, 2011, the Company entered an agreement to sell vessel Free Lady (Note 5). The net proceeds of this sale amounting to $19,800 were applied to pay down the amount outstanding on this facility.

The Company has incurred amendment fees of $150 for the year ended December 31, 2011, relating to this facility, which are included in the accompanying consolidated statements of operations in “Interest and Finance Costs.”

In light of the successful sale of the M/V Free Lady (Note 5), the Company entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended the Fourth Supplemental Agreement to, among other things, reduce the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, the Company agreed to enter into a period time charter of at least twelve months for all mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters were not entered into by the date required, the Company agreed that will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero. In addition, under the Fifth Supplemental Agreement, the margin on this facility increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%. According to the terms of the agreement, failure to comply with the above would constitute an event of default. The Company had not entered into a period time charter as required by the Fifth Supplemental Agreement by December 31, 2011 (Note 17).

FBB Facility

On December 23, 2011, the Company agreed with FBB to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants and their testing has been waived until March 16, 2012 (Note 17).

ABN AMRO Facility

On September 10, 2010, the Company signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation and payment of an arrangement fee, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the purchase of two newbuilding Handysize vessels. The facility, which would be available for drawdown until December 31, 2012, is repayable in 20 quarterly installments plus a balloon payment, commencing three months after the delivery of the vessels. The vessels will be used as collateral for the facility. According to the agreed terms, the facility would bear interest at LIBOR plus margin and would include customary financial covenants.

On October 4, 2010, ABN AMRO Bank issued letters of guarantee in favor of the Chinese shipyard covering the second installment for the newbuilding vessels, amounting to $2,440 for each vessel. On the same date, the Company entered into a bank guarantee facility agreement for the issuance of the letters of guarantee. The letters of guarantee mature on the earliest between the date of the payment of the second installment and November 30, 2011. In March 2011 and May 2011, the Company advanced the second installment amounting to $2,440 and $2,440 for Hull 1 and Hull 2, respectively, and the relevant letters of guarantee were cancelled.

By letter dated December 30, 2011, the Company received notice from ABN AMRO Bank that the Bank’s commitment for pre-delivery and post delivery debt financing up to the amount of $32,400 for the purchase of the two newbuilding Handysize vessels has been canceled due to the Company’s failure to pay commitment fees as prescribed in the offer letter, that were considered as events of default, and the occurrence of various material adverse changes as considered by ABN AMRO Bank. The commitment fees paid by the Company were reimbursed by ABN AMRO in 2012 (Note 17).

Loan Covenants

As of December 31, 2011, its loan agreements contain various financial covenants as follows:

Credit Suisse loan agreement: (i) the Company is required to maintain minimum cash balances of $375 for each of its vessels covered by the loan agreement; and (ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance and the swap exposure.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

FBB loan agreement: (i) the Company is required to maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; and (iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter. The covenants described in clauses (i), (ii) and (iii) above are tested annually on December 31st and their testing has been waived by the bank until March 16, 2012.

Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio to be recalculated and reset; (ii) the debt service coverage ratio to be recalculated and reset; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 and thereafter. The covenants described in clauses (i), (iii) and (iv) above are tested quarterly and the covenant in clause (ii) above is tested annually on December 31st.

Based on the loan agreements, the Company is required to meet the covenants described above. As of December 31, 2011, the Company was in breach of certain of its financial covenants for all of its loan agreements, including the loan-to-value ratios, interest cover ratios, minimum liquidity requirements and leverage ratios. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $88,946 as current at December 31, 2011.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

11.	Commitments and Contingencies

The following table summarizes our contractual obligations and their maturity dates as of December 31, 2011:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Long-term debt	$88,946	$88,946	$—	$—	$—	$—	$—

Interest on variable-rate debt	3,334	3,334	—	—	—	—	—

Yard construction installments	20,060	20,060	—	—	—	—	—

Services fees to the Manager	11,038	1,635	1,635	1,635	1,635	1,635	2,863

Management fees to the Manager	16,642	1,765	911	911	911	911	11,233

Total obligations	$140,020	$115,740	$2,546	$2,546	$2,546	$2,546	$14,096

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands)

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

The M/V Free Jupiter was on time charter with Korea Line Corp, or KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire was received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. The Company commenced arbitration proceedings against KLC, and has taken action to obtain security, including the arrest of KLC assets. As a result, the Company obtained third-party security in the amount of $1.68 million (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. The Company also obtained cash security held in escrow in the amount of $159 from the execution of a lien on sub-hires. KLC has counterclaimed by way of set-off, alleging that KLC is entitled to retain the amount of hire that was deducted because of the Company’s alleged breach of charterparty. The Company denies these allegations and continues to assert its claim to recover the full amount deducted by KLC. On January 25, 2011, KLC

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court approved and confirmed a rehabilitation plan. Upon the issuance of the final award of the arbitration tribunal, and for any amount in excess of the third-party security and cash security, the Company may participate in the approved rehabilitation plan. As of December 31, 2011, the outstanding balance of the KLC time charter was $1,372 after provisions of $136, which is below the security obtained as described above. On January 17, 2012, the Company obtained an interim award under which it was awarded the part of the claim that KLC had admitted was undisputed, $832, plus interest, legal costs, and the cost of the tribunal. Following the interim award, the Company received approximately $321. The majority of the balance of $511 that has been awarded is unsecured. The Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, (if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court). There will be a further award (if this matter does not settle) for the disputed balance, which is adequately secured.

On October 11, 2011 the M/V Free Jupiter suffered from diesel generators shaft balancing system breakdown about 598 miles off Singapore. The costs incurred are claimable from hull and machinery underwriters. As at December 31, 2011, the balance of the specific claim receivable amounts to $448. The Company believes that the amount of the claim will be recovered in full.

On November 11, 2011 the M/V Free Impala suffered from main engine drive chain & camshaft damage about 300 miles off Singapore. The costs incurred are claimable from hull and machinery underwriters. As at December 31, 2011, the balance of the specific claim receivable amounts to $52. The Company believes that the amount of the claim will be recovered in full.

In addition to the above claims, the aggregate outstanding balance of the Company’s other claims as of December 31, 2011 stands at $127 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

12.	Earnings/(Losses) per Share

On June 9, 2011, the Company extended the expiration date and reduced the exercise price for its 1,655,006 outstanding Class Z warrants. The expiration date of the Class Z warrants was extended to August 12, 2011 from July 26, 2011 and the exercise price per share was reduced to $0.36 per one-fifth (1/5) of a share of common stock, or $1.80 per whole share of common stock, from $5.00 per one-fifth (1/5) of a share, or $25.00 per whole share. As of August 12, 2011, 8,865 Class Z warrants had been exercised and 1,773 shares of Common Stock were issued; the remaining Class Z warrants expired unexercised. In addition, the 150,000 Class A warrants held by the founding shareholders, which had an exercise price of $5.00 per 1/5 share or $25.00 per whole share, were not exercised and expired on July 29, 2011.

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective October 1, 2010. The computation of the dilutive common shares outstanding at December 31, 2011 and 2010 does not include the 12,000 vested options (adjusted to reflect the reverse stock split) and non vested restricted shares discussed in Note 13, as the Company reported losses for the years ended December 31, 2011 and 2010.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The components of the denominator for the calculation of basic earnings/(losses) per share and diluted earnings/(losses) per share for the years ended December 31, 2011, 2010 and 2009, respectively, adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), are as follows:

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
Numerator
Net income (loss) – basic and diluted	$(88,196)	$(21,821)	$6,859
Basic earnings per share denominator:
Weighted average common shares outstanding	6,485,072	6,313,606	5,092,772
Diluted earnings per share denominator:
Weighted average common shares outstanding	6,485,072	6,313,606	5,092,772
Dilutive common shares:
Options	—	—	—
Warrants	—	—	—
Restricted shares	—	—	—

Dilutive effect	—	—	—

Weighted average common shares – diluted	6,485,072	6,313,606	5,092,772

Basic income/(loss) per common share	$(13.60)	$(3.46)	$1.35
Diluted income/(loss) per common share	$(13.60)	$(3.46)	$1.35

13.	Reverse stock split

In the Annual General Meeting of Shareholders held on September 30, 2010, the Company’s shareholders approved a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding, effective on October 1, 2010. The reverse stock split consolidates five shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares has been reduced from 32,437,480 to 6,487,852, excluding outstanding and unexercised share options and warrants.

The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares or warrants, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

At December 31, 2011, and following the reverse stock split discussed above, the Company had 5,000,000 shares of preferred stock authorized at $0.001 par value of which none was issued, 250,000,000 shares of common stock authorized at $0.001 par value, of which 6,475,625 shares were issued and outstanding, as well as the number of options and shares of restricted stock discussed in Note 14.

14.	Stock Incentive Plan

In April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to the executive officers of FreeSeas. The terms of the warrants provided that they expired on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board of Directors on December 16, 2005, entitle the holders to purchase an aggregate of 40,000 shares of the Company’s common stock at an exercise price of $25.00 per share. Such warrants were not exercised and expired by their terms on July 29, 2011.

In December 2007, the Company’s Board of Directors granted 9,000 options to directors and 25,000 options to executive officers, as adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), of which 28,000 would vest in one year, 3,000 would vest in two years and 3,000 in three years from the grant, all at an exercise price of $41.25 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 22,000 of the stock options granted to them, leaving 12,000 stock options outstanding as of December 31, 2011 and 2010. All the outstanding stock options, which expire on December 24, 2012, are vested and remain unexercised as of December 31, 2011.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On December 31, 2009, the Company’s Board of Directors awarded 255,000 restricted shares, as adjusted to reflect the reverse stock split effective October 1, 2010, to its non-executive directors, executive officers and certain of Manager’s employees. Of the unvested restricted shares amounted to 134,000 as of December 31, 2010, 10,000 and 4,000 restricted shares with an original vesting date on December 31, 2012 have been forfeited in June 2011 and October 2011, respectively. Of the remaining unvested restricted shares amounted to 120,000 as of December 31, 2011, 70,000 restricted shares will vest on December 31 2012 and 50,000 restricted shares will vest on December 31, 2013.

For the year ended December 31, 2011, the recognized stock based compensation expense in relation to the restricted shares granted is $122. The total unrecognized compensation cost of the non vested restricted shares granted under the Plan is $263. The cost is expected to be recognized over a period of twenty-four months, representing a weighted average remaining life of approximately 17 months. No unrecognized compensation cost related to stock options exists as of December 31, 2011, as all options are vested.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Company’s total stock-based compensation expense for the year ended December 31, 2011, 2010 and 2009 was $122, $559 and $494, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

The potential proceeds to the Company of all vested options as of December 31, 2011 would amount to $495.

Presented below is a table reflecting the activity in the restricted shares, options, Class A warrants, Class W warrants and Class Z Warrants from January 1, 2009 through December 31, 2011:

	Restricted Shares	Options	Class A Warrants	Class W Warrants	Class Z Warrants	Total	Average Exercise Price	Options Exercisable	Class A Warrants Exercisable	Class W Warrants Exercisable	Class Z Warrants Exercisable	Total	Average Exercise Price
01-Jan-09	0	34,000	150,000	786,265	1,655,006	2,625,271	$26	28,000	150,000	786,265	1,655,006	2,619,271	$25.83
Options vested	—	—	—	—	—	—		3,000	—	—	—	3,000
Options forfeited	—	(22,000)	—	—	—	(22,000)		(22,000)	—	—	—	(22,000)
Options expired	—	—	—	—	—	—		—	—	—	—	—
Restricted shares issued	255,000	—	—	—	—	255,000		—	—	—	—	—
Restricted shares vested	(71,000)	—	—	—	—	(71,000)		—	—	—	—	—
Restricted shares forfeited	—	—	—	—	—	—		—	—	—	—	—

31-Dec-09	184,000	12,000	150,000	786,265	1,655,006	2,787,271	$21.66	9,000	150,000	786,265	1,655,006	2,600,271	$21.55
Options vested	—	—	—	—	—	—		3,000	—	—	—	3,000
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Warrants expired	—	—	—	(786,265)	—	(786,265)		—	—	(786,265)	—	(786,265)
Warrants exercised	—	—	—	—	—	—		—	—	—	—	—
Restricted shares issued	—	—	—	—	—	—		—	—	—	—	—
Restricted shares vested	(40,000)	—	—	—	—	(40,000)		—	—	—	—	—
Restricted shares forfeited	(10,000)	—	—	—	—	(10,000)		—	—	—	—	—

31-Dec-10	134,000	12,000	150,000	0	1,655,006	1,951,006	$25.52	12,000	150,000	0	1,655,006	1,817,006	$25.52
Options vested	—	—	—	—	—	—		—	—	—	—	—
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Options expired	—	—	—	—	—	—		—	—	—	—	—
Warrants exercised	—	—	—	—	(8,865)	(8,865)		—	—	—	(8,865)	(8,865)
Warrants expired	—	—	(150,000)	—	(1,646,141)	(1,796,141)		—	(150,000)	—	(1,646,141)	(1,796,141)
Restricted shares vested	—	—	—	—	—	—		—	—	—	—	—
Restricted shares forfeited	(14,000)	—	—	—	—	(14,000)		—	—	—	—	—

31-Dec-11	120,000	12,000	0	0	0	132,000	$41.25	12,000	0	0	0	12,000	$41.25

15.	Shareholders’ Equity

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

On December 9, 2011, the Company received a deficiency letter from NASDAQ stating that, because the Company’s common stock has not maintained a minimum bid price of $1.00 per a share for the last 30 consecutive business days, the Company was no longer in compliance with NASDAQ Listing Rule Section 5450(a)(1). In order to regain compliance, the Company has until June 4, 2012 for the closing bid price of its common stock to meet or exceed $1.00 for a minimum of 10 consecutive business days. The Company regained compliance in February 2012 (Note 17).

Common Stock Dividends

During the year ended December 31, 2011, 2010 and 2009, the Company did not declare or pay any dividends.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries will complete the filing process for 2011 on or prior to the applicable tax filing deadline.

All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2009, 2010 and 2011, the Company would be subject to U.S. federal income tax of approximately $159, $34 and $93, respectively, in the absence of an exemption under Section 883.

17.	Subsequent Events

1.	On January 6, 2012, the Company received a deficiency letter from NASDAQ stating that, because the Company has not maintained a minimum Market Value of Publicly Held Shares (the “MVPHS”) of $5,000 for the last 30 consecutive business days, the Company is no longer in compliance with NASDAQ Listing Rule Section 5450(b)(1)(C). In order to regain compliance, the Company had until July 2, 2012 for the Company’s MVPHS to meet or exceed $5,000 for a minimum of 10 consecutive business days. By letter dated February 29, 2012, the Company received notice from NASDAQ that it has regained compliance with Listing Rules 5450(a)(1) and 5450(b)(1)(C), since for the last 10 consecutive business days, from February 14, 2012 to February 28, 2012, the closing bid price of the Company’s common stock has been at $1.00 per share or greater and the Company’s minimum market value of publicly held shares has been $5,000 or greater, respectively.

2.	On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants (for more information please see Note 10 above), whose testing has been waived until March 16, 2012.

3.	On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of loan to value covenant constitute events of default and notifies the Company that if remedy of all of the above is not made up to April 20, 2012, FBB will take whatever action is open to them. The Company is in discussions to permanently amend the amortization schedule.

4.	According to the Credit Suisse Fifth Supplemental dated November 7, 2011, the Company had agreed to enter into a period time charter of at least twelve months for all of our mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters would not have been entered into by the date required, the Company had agreed that would sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero. The Company has not concluded any time charter agreement and any agreement for the sale of the above mentioned vessels.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

5.	On February 2, 2012, the Company agreed by letter with Credit Suisse to defer its payments totaling $700 originally due on January 31, 2012 until the next repayment date April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. The interest payment of $348 originally due on February 8, 2012, has been agreed to be paid in two installments as follows: $147 paid on February 8, 2012 and $201 to be paid on April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. In addition the interest payment of $348 originally due on May 10, 2012, has been agreed to be paid in two installments as follows: $147 to be paid on May 10, 2012 and $201 on May 31, 2012.

6.	On February 15 2012, the Company received a proposal from Credit Suisse containing restructuring head terms for the full payment holiday of the principal and partial interest holiday payment until March 31, 2014, conditioned on approval from the Company’s other lenders. The Company has been advised that the proposal has been approved by Deutsche Bank Nederland. The Company is continuing discussions with FBB.

7.	M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel is held off the coast of Somalia and the Company is currently in communication with the pirates for the release of the vessel and her crew. The vessel was on a time charter trip at the time she was hijacked. Under the charter party agreement, the BIMCO Piracy clause was applied which provided, among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters who were duly informed about the transit and had confirmed cover. Currently, an estimate of a possible loss or range of loss, if any, cannot be made.

8.	On February 15, 2012, the Company received notice from Deutsche Bank Nederland according to which, failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011 (v) set new financial covenants and (vi) complying with loan to value covenant, are considered an event of default and requested from the Company to fulfill its obligations by March 15, 2012. In March 2012, the Company did not paid the aforementioned amounts or the $750 repayment installment along with accrued interest due in March 2012. The Company was advised on April 26, 2012 that Deutsche Bank Nederland would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012, subject to documentation and receiving approval from FBB for the restructuring of the facilities.

9.	By letter dated February 25, 2012, the Company received notice from the shipyard pursuant to its newbuilding contracts that the Company had failed to pay the payment of $3,660 due on February 11, 2012 under one of the contracts and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to the Company.

10.	Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO has agreed to return to the Company all commitment fees paid to date less expenses and all further obligations of the parties have been terminated. The Company has received $391 on April 17, 2012 as final and full settlement.

11.

At its April 2012 meeting, the Company’s Board of Directors approved the issuance of 1,660,694 shares of the Company’s common stock to the Manager in payment of $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares to be issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. Upon issuance of these shares,

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

which will be restricted stock under applicable U.S. securities laws, Mr. Varouxakis will beneficially own 26% of the outstanding common stock of the Company. The Board also approved the issuance of an aggregate of 199,642 shares of the Company’s common stock to the non-executive members of our Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of the Company’s common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.