Form 20-F/A
period 2011-12-31
FREESEAS INC.
filed 2012-05-16
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

		PAGE

EXPLANATORY NOTE		ii

PART III

ITEM 19.	EXHIBITS	1

i

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the Annual Report on Form 20-F of FreeSeas Inc. for the fiscal year ended December 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 7, 2012 (the “Form 20-F”). The purpose of this Form 20-F/A is an exhibit-only filing to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to the Form 20-F/A is the first Interactive Data File that FreeSeas Inc. is required to submit under Rule 405 of Regulation S-T.

This Form 20-F/A is further amended to file Exhibits 4.4, 4.6, 4.8, 4.12, 4.32, 4.35 and 4.36 with this Form 20-F/A.

The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and does not modify or update in anyway the disclosures made in the Form 20-F.

ii

PART III

ITEM 19.	EXHIBITS

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-5 for the year ended December 31, 2010 and incorporated herein by reference

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.2	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.3	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.4	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Filed herewith

4.5	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.6	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Filed herewith

4.7	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.8	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Filed herewith

4.9	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.56 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.10	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.11	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.12	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Filed herewith

4.13	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.14	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.15	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.16	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.17	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.18	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.19	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.20	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.21	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.22	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.23	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.24	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.25	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.26	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.64 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.27	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.28	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.66 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.29	First Preferred Liberian Ship Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.67 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.30	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.68 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.31	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.69 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.32	Addendum No. 2 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Lady in favor of Credit Suisse AG	Filed herewith

4.33	Fourth Supplemental Agreement dated July 15, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.3 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.34	Fifth Supplemental Agreement dated November 7, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.4 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.35	Credit Suisse Letter dated August 4, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed herewith

4.36	Credit Suisse Letter dated September 6, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed herewith

4.37	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.38	Letter Agreement dated February 2, 2012 with Credit Suisse	Filed as Exhibit 4.31 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.39	Standby Equity Distribution Agreement dated May 11, 2012 between FreeSeas and YA Global Masters SPV Ltd.	Exhibit 99.2 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

4.40	Note Purchase Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Masters SPV Ltd.	Exhibit 99.3 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

8.1	Subsidiaries of the Registrant	Filed as Exhibit 21.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-162630) filed on March 30, 2011 and incorporated herein by reference

12.1	Section 302 Certification of Chief Executive Officer	Filed as Exhibit 12.1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

12.2	Section 302 Certification of Chief Financial Officer	Filed as Exhibit 12.2 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

13.1	Section 906 Certification of Chief Executive Officer	Filed as Exhibit 13.1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

13.2	Section 906 Certification of Chief Financial Officer	Filed as Exhibit 13.2 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

101.INS	XBRL Instance Document*	Filed herewith

101.SCH	XBRL Taxonomy Extension Schema*	Filed herewith

101.CAL	XBRL Taxonomy Extension Calculation Linkbase*	Filed herewith

101.DEF	XBRL Taxonomy Extension Definition Linkbase*	Filed herewith

101.LAB	XBRL Taxonomy Extension Label Linkbase*	Filed herewith

101.PRE	XBRL Taxonomy Extension Presentation Linkbase*	Filed herewith

*	As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934 and shall not be part of any registration statement or other document filed under the Securities Act or Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

FREESEAS INC.

By:	/s/ Alexandros Mylonas
	Name:	Alexandros Mylonas
	Title:	Chief Financial Officer

Dated: May 15, 2012