Form 20-F/A
period 2011-12-31
FREESEAS INC.
filed 2012-10-16
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes  ☒  No

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Amended Form 20-F”) amends the Annual Report on Form 20-F of FreeSeas Inc. for the fiscal year ended December 31, 2011 originally filed with the U.S. Securities and Exchange Commission on May 7, 2012 and amended on May 16, 2012 (together, the “Form 20-F”). The Amended Form 20-F is being filed to include the Company's consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 as audited by the Company’s new independent registered public accounting firm, Sherb & Co., LLP. There have been no changes to the audited financial statements as originally filed in the Form 20-F that would constitute a restatement under generally accepted accounting principles.

The Amended Form 20-F speaks as of May 7, 2012, the original date of filing of the Form 20-F, except for (i) the deletion of a risk factor that is no longer applicable to the Company as a result of its change in independent registered accounting firm; (ii) the sections “Our Fleet” in Part I, Item 4, and “Recent Developments” and “Employment and Charter Rates” in Part I, Item 5; (iii) Note 17, “Subsequent Events,” in the consolidated financial statements included in Part III, Item 18; and (iv) the exhibits included in Part III, Item 19. Among other things, none of the changes in the Amended Form 20-F affect revenues, net income (loss) or shareholders’ equity. Other than as set forth in the preceding sentence, the Amended Form 20-F does not reflect events occurring after May 7, 2012, the original date of filing of the Form 20-F, or modify or update the disclosure therein.

i

ii

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

iii

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

iv

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

	Year Ended December 31,
	2011	2010	2009	2008	2007
Statement of Operations Data:
Operating revenues	$29,538	$57,650	$57,533	$66,689	$20,147
Income/ (loss) from operations	(84,109)	(17,000)	11,459	26,570	5,761
Other expense	(4,087)	(4,821)	(4,600)	(7,378)	(5,917)
Net income/ (loss)	(88,196)	(21,821)	6,859	19,192	(156)
Earnings Per Share Data:
Net income /(loss) per share:
Basic earnings/ (loss) per share	$(13.60)	$(3.46)	$1.35	$4.57	$(0.09)
Diluted earnings/ (loss) per share	$(13.60)	$(3.46)	$1.35	$4.56	$(0.09)
Weighted average number of shares:
Basic weighted average number of shares	6,485,072	6,313,606	5,092,772	4,201,299	1,757,613
Diluted weighted average number of shares	6,485,072	6,313,606	5,092,772	4,210,393	1,757,613
Dividends per share	$—	$—	$—	$2.25	$0.875

	Year Ended December 31,
	2011	2010	2009	2008	2007
Selected Balance Sheet Data:
Total cash	$1,456	$10,074	$9,591	$5,973	$63,744
Vessels, net	81,419	213,691	270,701	275,405	108,021
Total assets	134,980	250,984	297,321	307,861	191,972
Long-term debt, including current portion	88,946	120,459	137,959	160,350	56,300
Total shareholders’ equity	35,119	123,190	144,452	120,855	112,626

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

On November 8, 2011, we sold the M/V Free Lady for a sale price of $21.9 million. If we fail to sell our other vessels currently held for sale (the M/V Free Hero , the M/V Free Jupiter , the M/V Free Impala, and the M/V Free Neptune ), or fail to sell them at prices acceptable to us, we may not be able to acquire the vessels necessary to implement our fleet renewal program which, in turn, could have a material adverse effect on our competitiveness and business operations.

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

As of December 31, 2011, we had outstanding 6,475,625 shares of our common stock.

Our common stock currently trades on the NASDAQ Global Market under the trading symbol “FREE”.

Our principal executive offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 10671, Athens, Greece and our telephone number is 011-30-210-452-8770.

Capital Expenditures and Divestitures

During the last three fiscal years, our capital expenditures and divestitures related to our efforts to renew and expand our fleet were as follows:

•	On November 8, 2011, the Company sold the M/V Free Lady , a 2003-built, 50,246 dwt Handymax dry bulk vessel, for a sale price of $21.9 million. From the net proceeds of the sale, the Company paid on November 8, 2011 the amount of $19.8 million constituting prepayment towards the Credit Suisse loan facility.

•	On May 13, 2011, the Company sold the M/V Free Envoy , a 1984 built 26,318 dwt Handysize dry bulk vessel for a sale price of $4.2 million and recognized a gain of $1,561 as a result of the sale. From the net proceeds of the sale, the Company paid on May 13, 2011 an amount of $3.7 million constituting prepayment towards the Deutsche Bank Nederland loan facility B. According to the loan terms, all future installments have been reduced to nil until the balloon payment due in November 2012.

•	We have entered into contracts with a Chinese shipyard to purchase two newbuilding Handysize drybulk vessels, of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48.8 million (excluding extra costs of approximately $1,080). The vessels are scheduled for delivery in the second and third quarters of 2012. As of December 31, 2011, we have paid the Chinese shipyard $9.76 million in the aggregate. By letter dated February 25, 2012, the Company received notice from the shipyard pursuant to its newbuilding contracts that the Company had failed to pay the payment of $3,660 due on February 11, 2012 under one of the contracts and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to the Company. If we do not renegotiate the payment terms under the remaining newbuilding contract, the shipyard could terminate it. In addition, the shipyard may claim losses incurred as a result of our default. In such event, we may not be able to reclaim the payments made by us. Further, the payment of any claims arising from such default and failure to successfully implement our fleet renewal plan could adversely affect our earnings, our financial conditions and our business opportunities. In addition, the Company’s agreement with ABN AMRO to finance these newbuilding vessels was terminated by ABN AMRO. Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO agreed to return to the Company all commitment fees paid to date, totaling $418 less legal fees, and all further obligations of the parties have been terminated. As a result, we no longer have financing committed for the remaining installments due under the remaining newbuilding contract, making it unlikely that we will be able to take delivery of this newbuilding.

•	On July 30, 2010, we entered into an agreement to sell the M/V Free Destiny for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010 and we recognized a gain of $807.

•	On August 5, 2009, we purchased the M/V Free Neptune from an unaffiliated third party for approximately $11 million and related purchase costs of $302.

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

All of our vessels are currently being chartered in the spot market. The following table details the vessels in our fleet as of October 12, 2012:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 65-70 day time charter trip at $6,000 per day for the first 70 days and $9,500 per day thereafter, through October/November 2012

M/V Free Knight	Handysize	1998	24,111	About 20-25 day time charter trip at $3,750 per day for the first 45 days and $8,000 per day thereafter, through October 2012

M/V Free Maverick	Handysize	1998	23,994	About 30 day time charter trip at $7,500 per day through October 2012

M/V Free Impala	Handysize	1997	24,111	Awaiting orders

M/V Free Neptune	Handysize	1996	30,838	About 20-25 day time charter trip at $4,850 per day through October/ November 2012

M/V Free Hero	Handysize	1995	24,318	About 20-25 day time charter trip at $5,000 per day through October/ November 2012

M/V Free Goddess	Handysize	1995	22,051	Following her release from pirates, continued her time charter trip at $10,000 per day through November 2012

On October 11, 2012, the Company announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. The Company is in arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement.

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

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Upon satisfactory demonstration of financial responsibility, a Certificate of Financial Responsibility, or COFR, is issued by the United States Coast Guard. This certificate must be carried aboard the vessel to comply with these financial responsibility regulations. We have complied with these financial responsibility regulations by obtaining and carrying COFRs for each of our vessels that operate in U.S. waters, currently the M/V Free Goddess , the M/V Free Impala and the M/V Free Jupiter . We may incur additional costs to obtain COFRs for additional vessels, if required, and to comply with increased limits of liability in the future.

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

Recent Developments

The following are recent developments of the Company through the date of filing this Amended Form 20-F:

•	On May 11, 2012, we entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA Global Master SPV Ltd. (“YA Global”), a fund managed by Yorkville Advisors, LLC, pursuant to which, for a 24-month period, we have the right to sell up to $3,200 of shares of the Company’s common stock. The SEDA entitles us to sell and obligates YA Global to purchase, from time to time over a period of 24 months, shares of our common stock for cash consideration up to an aggregate of $3,200, subject to conditions we must satisfy as set forth in the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days after we deliver an advance notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200 or 100% of the average daily trading volume of our common stock for the 10 consecutive trading days prior to the notice date. We registered the resale by YA Global of up to 1,839,721 shares of our common stock. As of the date of this report, we had sold 1,739,721 shares of our common stock under the SEDA for aggregate proceeds of $432. Pursuant to the terms of the SEDA, we cannot deliver any further advance notices until such time as we file and have declared effective a new registration statement covering the resale of additional shares of our common stock by YA Global.

•	On May 31, 2012, FreeSeas entered a Sixth Supplemental Agreement with Credit Suisse AG, or Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between FreeSeas and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;

•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25%;

•	Release restricted cash of $1,125;

•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;

•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and

•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on FreeSeas’ compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

As of the date of this report, the outstanding balance under the Facility Agreement totaled $36,450. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full. FreeSeas is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

•	On July 11, and August 22, 2012, the Company received notices from FBB according to which failure to (i) pay the $2,513 repayment installment due in June 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule.

•	On August 10, 2012, pursuant to the approval of our Board of Directors at its April 2012 meeting, we issued 1,660,694 shares of our common stock our Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 and 159,712 shares of our common stock to our four non-executive directors in payment of $31 each in unpaid Board fees for the last three quarters of 2011.

•	On August 21, 2012, pursuant to the terms of a Note Purchase Agreement dated May 11, 2012 between us and YA Global, we raised an aggregate of $250 from the sale of a promissory note pursuant to the Note Purchase Agreement. The note is repayable in 10 equal weekly installments and matures 90 days from the date of funding.

•	On September 7, 2012, we and certain of our subsidiaries entered into an amended and restated facility agreement with Deutsche Bank N.V. (“Deutsche Bank”). The amended and restated facility will be effective upon the filing of amended and restated mortgages on the M/V Free Maverick and M/V Free Knight, which filings are currently in process. As amended and restated, the facility agreement:

•	Defers and reduces the balloon payment of $16,009 due on Facility B from November 2012 to December 2015;

•	Provides for monthly repayments of $20 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11.5 for each of Facility A and Facility B on May 31, 2013;

•	Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;

•	Provides for quarterly repayments of $337 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750;

•	Provides for quarterly repayments of $337 for Facility B commencing June 30, 2014;

•	Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which were reduced from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;

•	Establishes certain financial covenants, including an interest coverage ratio that must be complied with starting January 1, 2013, a consolidated leverage ratio that must be complied with starting January 1, 2014, and a minimum liquidity ratio that must be complied with starting July 1, 2014;

•	Removes permanently the loan to value ratio;

•	Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and

•	Removes the success fee originally due under the previous agreement and provides for an amendment and restructuring fee of $1,480 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

•	On September 11, 2012, our Audit Committee approved the retention of Sherb & Co., LLP (“Sherb”), as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and dismissed Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”).

•	On October 3, 2012, our Board of Directors approved the issuance of an additional 2,196,500 shares of our common stock to our Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 and 65,358 shares of our common stock to each of our non-executive directors in payment of $30 each in unpaid Board fees for the first, second and third quarters of 2012.

•	On October 11, 2012, the Company and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership ("Ducthess Capital"), entered into an Equity Line Facility (the "Line"). Pursuant to the Line, the Company has the right but not the obligation, for a 36-month period, to sell up to 2,352,962 shares of its common stock to Dutchess Capital.

•	On October 11, 2012, the M/V Free Goddess, which had been hijacked by Somali pirates in February 2012, was released.

Employment and Charter Rates

All of our vessels are currently being chartered in the spot market. The following table details the vessels in our fleet as of October 12, 2012:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 65-70 day time charter trip at $6,000 per day for the first 70 days and $9,500 per day thereafter, through October/November 2012

M/V Free Knight	Handysize	1998	24,111	About 20-25 day time charter trip at $3,750 per day for the first 45 days and $8,000 per day thereafter, through October 2012

M/V Free Maverick	Handysize	1998	23,994	About 30 day time charter trip at $7,500 per day through October 2012

M/V Free Impala	Handysize	1997	24,111	Awaiting orders

M/V Free Neptune	Handysize	1996	30,838	About 20-25 day time charter trip at $4,850 per day through October/ November 2012

M/V Free Hero	Handysize	1995	24,318	About 20-25 day time charter trip at $5,000 per day through October/ November 2012

M/V Free Goddess	Handysize	1995	22,051	Following her release from pirates, continued her time charter trip at $10,000 per day through November 2012

On October 11, 2012, the Company announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. The Company is in arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement.

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

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “—Critical Accounting Policies—Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of December 31, 2011 and (ii) what we believe the charter free market value of each of our vessels was as of December 31, 2011, the aggregate carrying value of three of the vessels in our fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $52.2 million, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2011, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2011. However, as of December 31, 2011 and as of the date of this report, we are holding the M/V Free Hero , the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune for sale.

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

DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2011, depreciation expense totaled $8,664 as compared to $15,365 for the year ended December 31, 2010. The decrease of $6,701 in depreciation expense resulted from the classification of the M/V Free Hero , the M/V Free Jupiter , the M/V Free Lady (which was sold on November 8, 2011), the M/V Free Impala and the M/V Free Neptune , as “held for sale” in our consolidated balance sheet for the year ended December 31, 2011, the sale of M/V Free Destiny on August 27, 2010, the sale of M/V Free Envoy on May 13, 2011 and the sale of M/V Free Lady on November 8, 2011. For the year ended December 31, 2011, amortization of dry-dockings and special survey costs totaled $915, a decrease of $973 over the $1,888 expenses reported in the year ended December 31, 2010. The main reason for the decrease is the write-off of certain dry-docking costs due to the classification of the M/V Free Hero , the M/V Free Jupiter , the M/V Free Lady , the M/V Free Impala and the M/V Free Neptune as “held for sale,” for the year ended December 31, 2011.

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

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS — For the year ended December 31, 2011, the amount of $133 refers to write-offs of various long outstanding accounts receivable, which is significantly below the $1,250 of provisions and write-offs reported in the previous year that was mainly affected by the $986 claim of the M/V Free Jupiter .

GAIN/LOSS ON SALE OF VESSEL — For the year ended December 31, 2011, the Company recognized a gain of $1,561 on the sale of the M/V Free Envoy . For the year ended December 31, 2010, the Company recognized a gain of $807 on the sale of the M/V Free Destiny .

VESSEL IMPAIRMENT LOSS — For the year ended December 31, 2011, the Company according to the provisions of ASC 360, has classified the M/V Free Hero , the M/V Free Jupiter , the M/V Free Impala and the M/V Free Neptune as “held for sale” at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On November 8, 2011, the Company sold the M/V Free Lady for a sale price of $21,900. Due to the planned sale of the vessel, the Company for the purposes of preparing its interim financial statements performed an impairment exercise and recognized an impairment loss of $36,415.

As of December 31, 2011, the Company compared the carrying values of the vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $33,583 in the consolidated statements of operations.

For the year ended December 31, 2010, the M/V Free Hero , the M/V Free Impala and the M/V Free Neptune , according to the provisions of ASC 360, were classified as asset “held for sale”. The Company has individually assessed for recoverability the carrying values of each of the above vessels, including unamortized deferred dry docking costs of $631. In performing its assessment, the Company compared the carrying values of these vessels with their estimated fair values at December 31, 2010. As a result of this assessment the Company has recognized an impairment loss of $26,631 of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero . No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value.

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

DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2010, depreciation expense totaled $15,365, as compared to $16,006 for the year ended December 31, 2009. The decrease of $641 in depreciation expense resulted from the change in our estimated useful life of the vessels as described below in the “Liquidity and Capital Resources” section, from the classification of M/V Free Hero as “held for sale” at December 31, 2010 and the sale of M/V Free Destiny on August 27, 2010. The decrease was to some extent alleviated by the increase of the average number of vessels to 9.65 in the year ended December 31, 2010 from 9.35 in the year ended December 31, 2009. For the year ended December 31, 2010, amortization of dry-dockings and special survey costs totaled $1,888, an increase of $146 over the expenses reported in the year ended December 31, 2009. During the year ended December 31, 2010, we amortized eight vessels’ scheduled dry-dockings and special surveys versus six vessels’ scheduled dry-docking and special surveys during the year ended December 31, 2009.

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

VESSEL IMPAIRMENT LOSS — In September 2010, we initiated negotiations with various unrelated parties for the sale of the M/V Free Hero , the 1995 built 24,318 dwt Handysize dry bulk vessel. Accordingly, she was classified as an asset “held for sale,” which resulted in an impairment loss of $9,378 as the vessel was recorded at the lower of its carrying amount or fair value less cost to sell. The effect of the suspension of the depreciation for the fourth quarter of 2010, as a result of the classification of the M/V Free Hero as asset “held for sale,” was to increase net income for the year ended December 31, 2010 by $409 or $0.06 per weighted average number of shares, both basic and diluted. Due to our intention to proceed with the sales of the M/V Free Impala and M/V Free Neptune , we performed an impairment test as of December 31, 2010 and concluded that no impairment charge was required for the M/V Free Neptune . An impairment charge of $17,097 representing the amount by which the carrying amount of the vessel M/V Free Impala exceeded her fair value was recognized, which together with the associated deferred dry docking and special survey costs amounting to $156 are reflected in “Vessel impairment loss” in the consolidated statement of operations.

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

NET LOSS — Net loss for the year ended December 31, 2010 was $21,821, as compared to $6,859 net income for the year ended December 31, 2009. The net loss for the year ended December 31, 2010 resulted primarily from the charge of the following extraordinary non-cash items during 2010: (i) an impairment loss of $26,631 of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero , (ii) the write-off of $986 that related to the full and final settlement of the M/V Free Jupiter insurance claim and (iii) the gain of $807 from the sale of M/V Free Destiny . After the elimination of these items our net loss would have been net income for the year ended December 31, 2010, which would have totaled $4,989, as compared to $6,859 in the year ended December 31, 2009. The decrease in net income resulted primarily from higher operating and voyage expenses, as well as general and administrative expenses, as explained above, which were only partially, offset by increased operating revenues and lower depreciation and amortization expenses.

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

FINANCING ACTIVITIES — The cash used in financing activities for the year ended December 31, 2011 was $26,255, as compared to $20,630 used in for the year ended December 31, 2010. The increase in cash used in financing activities was mainly due to the prepayment of $19,800 made on November 8, 2011 towards the Credit Suisse loan facility as a result of the sale of M/V Free Lady , counterbalanced by the deferral of scheduled payments due in 2011 relating to Deutsche Bank and FBB facilities amounting to $750 and $838, respectively, the inability to pay scheduled loan repayments due in 2011 relating to Deutsche Bank facility amounting to $750, the decrease in restricted cash of $5,255 during the year ended December 31, 2011, attributed to the release of the pledged deposit to ABN AMRO Bank in respect of the guarantee provided for the second installments of Hull 1 and Hull 2, which the Company advanced to the shipyard in March and May 2011, respectively, and the release of $375 deposit held in Credit Suisse as minimum cash requirement, as a result of the sale of M/V Free Lady , compared to the increase in restricted cash of $3,130 during 2010.

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

In light of the successful sale of the M/V Free Lady on November 8, 2011, the Company entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended the Fourth Supplemental Agreement to, among other things, reduces the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, the Company has agreed to enter into a period time charter of at least twelve months for all mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters are not entered into by the date required, the Company has agreed that will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero . In addition, under the Fifth Supplemental Agreement, the margin on this facility is increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%. According to the terms of the agreement, failure to comply with the above would constitute an event of default.

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

Manager

All vessels (except M/V Free Fighter , M/V Free Destiny , M/V Free Envoy and M/V Free Lady , which were sold in April 2007, August 2010, May 2011 and November 2011, respectively) receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

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

First Business Bank (FBB)

FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, and in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750 in December 2009, to refinance its existing loan balance of $21,750 with FBB and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune . The outstanding balance of the loan as of December 31, 2011 was $23,237. Interest charged under the loan facility for the year ended December 31, 2011, 2010 and 2009 amounts to $812, $893 and $629, respectively, and is included in the interest and finance cost in the consolidated statements of operations.

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

(a) Disclosure Controls and Procedures .. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2011. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

(c) Attestation Report of the Registered Public Accounting Firm . This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(d) Changes in Internal Control over Financial Reporting . There were no changes in internal control over financial reporting during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that applies to our officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.freeseas.gr . We will also provide a paper copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Alexandros Mylonas, Chief Financial Officer.

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

ITEM 19.	EXHIBITS

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-5 for the year ended December 31, 2010 and incorporated herein by reference

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.2	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.3	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.4	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Filed as Exhibit 4.4 to Amendment No. 1 to Registrant's Annual Report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.5	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.6	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Filed as Exhibit 4.6 to Amendment No. 1 to Registrant's Annual Report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.7	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.8	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Filed as Exhibit 4.8 to Amendment No. 1 to Registrant's Annual Report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.9	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.56 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.10	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.11	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.12	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Filed as Exhibit 4.12 to Amendment No. 1 to Registrant's Annual Report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.13	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.14	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.15	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.16	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.17	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.18	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.19	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.20	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.21	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.22	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.23	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.24	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.25	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.26	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.64 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.27	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.28	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.66 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.29	First Preferred Liberian Ship Mortgage on the M/ V Free Goddess in favor of Credit Suisse AG	Exhibit 4.67 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.30	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.68 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.31	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.69 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.32	Addendum No. 2 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Lady in favor of Credit Suisse AG	Filed as Exhibit 4.32 to Amendment No. 1 to Registrant's Annual Report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.33	Fourth Supplemental Agreement dated July 15, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.3 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.34	Fifth Supplemental Agreement dated November 7, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.4 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.35	Credit Suisse Letter dated August 4, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 4.35 to Amendment No. 1 to Registrant's Annual Report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.36	Credit Suisse Letter dated September 6, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 4.36 to Amendment No. 1 to Registrant's Annual Report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.37	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.38	Letter Agreement dated February 2, 2012 with Credit Suisse	Filed as Exhibit 4.31 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.39	Standby Equity Distribution Agreement dated May 11, 2012 between FreeSeas and YA Global Masters SPV Ltd.	Exhibit 99.2 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

4.40	Note Purchase Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Masters SPV Ltd.	Exhibit 99.3 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

10.41	Amendment dated June 28, 2012 to Standby Equity Distribution Agreement	Exhibit 99.1 to Registrant’s Form 6-K, as filed on June 29, 2012 and incorporated herein by reference

10.42	Sixth Supplemental Agreement dated May 31, 2012 among FreeSeas Inc., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A., Adventure Ten S.A., Free Bulkers S.A., and Credit Suisse AG	Exhibit 99.1 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.43	Facility Agreement (as amended and restated) between FreeSeas Inc. and Credit Suisse AG	Exhibit 99.2 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.44	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Five S.A. and Credit Suisse AG	Exhibit 99.3 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.45	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Six S.A. and Credit Suisse AG	Exhibit 99.4 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.46	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Eight S.A. and Credit Suisse AG	Exhibit 99.5 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.47	Deed of Release dated May 31, 2012 by Credit Suisse AG in favor of Adventure Ten S.A.	Exhibit 99.6 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.48	Amendment and Restatement Agreement dated September 7, 2012 by and among FreeSeas Inc., certain of the Company’s subsidiaries and Deutsche Bank Nederland N.V.	Exhibit 99.6 to Registrant’s Form 6-K, as filed on September 19, 2012 and incorporated herein by reference

10.49	Investment Agreement dated October 11, 2012 by and between the Company and Dutchess Opportunity Fund, II, LP	Exhibit 99.1 to Registrant's Form 6-K, as filed on October 12, 2012 and incorporated herein by reference.

10.50	Registration Rights Agreement dated October 11, 2012 by and between the Company and Dutchess Opportunity Fund, II, LP	Exhibit 99.2 to Registrant's Form 6-K, as filed on October 12, 2012 and incorporated herein by reference.

8.1	Subsidiaries of the Registrant	Filed as Exhibit 21.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-162630) filed on March 30, 2011 and incorporated herein by reference

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith

101.INS	XBRL Instance Document*	Filed herewith

101.SCH	XBRL Taxonomy Extension Schema*	Filed herewith

101.CAL	XBRL Taxonomy Extension Calculation Linkbase*	Filed herewith

101.DEF	XBRL Taxonomy Extension Definition Linkbase*	Filed herewith

101.LAB	XBRL Taxonomy Extension Label Linkbase*	Filed herewith

101.PRE	XBRL Taxonomy Extension Presentation Linkbase*	Filed herewith

*	As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934 and shall not be part of any registration statement or other document filed under the Securities Act or Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

	By:	/s/ Alexandros Mylonas
Name: Alexandros Mylonas
Title: Chief Financial Officer

Dated: October 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of FreeSeas Inc.

We have audited the accompanying consolidated balance sheets of FreeSeas Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Sherb & Co., LLP

New York, NY

October 11, 2012

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

FREESEAS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in tables in thousands of United States Dollars)

	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
Cash Flows from Operating Activities:
Net income (loss)	$(88,196)	$(21,821)	$6,859
Adjustments to reconcile net income (loss) to net cash provided from operating activities
Depreciation (Note 5)	8,664	15,365	16,006
Amortization of deferred financing fees (Note 8)	176	211	345
Amortization of deferred dry-docking and special survey costs (Note 8)	915	1,888	1,742
Provision and write-offs of insurance claims and bad debts	133	1,250	—
Stock compensation cost (Note 14)	122	559	494
Write off of deferred financing fees (Note 8)	100	—	111
Change in fair value of derivatives (Note 9)	(361)	(129)	(560)
Amortization of deferred revenue	(136)	(1,034)	(81)
Gain on sale of vessel (Note 5)	(1,561)	(807)	—
Vessel impairment loss	69,998	26,631	—
Write-off of advances for vessels under construction (Note 7)	11,717	—	—
Back log asset	—	—	907
Changes in:
-Trade receivables	(1,300)	(490)	(1,199)
-Insurance claims	(494)	4,992	8,567
-Due from related party	722	125	224
-Inventories	568	(570)	(22)
-Prepayments and other	(110)	382	200
-Accounts payable	3,636	(3,164)	(170)
-Accrued liabilities	670	(133)	(10,037)
-Unearned revenue	(214)	14	(904)
-Due to related party	(14)	80	6
Dry-docking and special survey costs paid (Note 8)	(192)	(2,547)	(1,097)
Dry-docking and special survey costs for vessels held for sale (Note 6)	(373)	—	—

Net Cash provided by Operating Activities	$4,470	$20,802	$21,391

Cash flows from Investing Activities:
Vessel acquisitions (Note 5)	—	—	(11,302)
Advances for vessels under construction (Note 7)	(6,052)	(5,665)	—
Proceeds from sale of vessel, net	24,474	2,846	—

Net Cash provided by (used in) Investing Activities	$18,422	$(2,819)	$(11,302)

Cash flows from Financing Activities:
Increase in restricted cash	5,255	(3,130)	(655)
Proceeds from long term loan	—	—	6,000
Payments of bank loans	(31,513)	(17,500)	(28,391)
Proceeds from issuance of common shares, net of issuance costs (Note 15)	—	—	16,244
Exercise of warrants (Note 12)	3	—	—
Financing fees (Note 8)	—	—	(324)

Net Cash used in Financing Activities	$(26,255)	$(20,630)	$(7,126)

Net increase /(decrease) in cash and cash equivalents	$(3,363)	$(2,647)	$2,963
Cash and cash equivalents, beginning of year	3,694	6,341	3,378

Cash and cash equivalents, end of year	$331	$3,694	$6,341

Supplemental Cash Flow Information:
Cash paid for interest	$2,938	$4,017	$4,462

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

The consolidated financial statements as of December 31, 2011, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt and the associated restricted cash, deferred financing fees and derivative financial instrument liability .

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

First Business Bank (FBB)

FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, and in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750 (Note 10) in December 2009, to refinance its then existing loan balance of $21,750 with FBB and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune . The outstanding balance of the loan as of December 31, 2011 was $23,237. Interest charged under the loan facility for the year ended December 31, 2011, 2010 and 2009 amounts to $812, $893 and $629, respectively, and is included in “Interest and finance costs” in the accompanying consolidated statements of operations. On December 23, 2011 the Company agreed by letter with FBB to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants and their testing has been waived until March 16, 2012 (Note 17).

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

As a result of the fourth supplemental agreement, the Company entered into with Credit Suisse on July 15, 2011(Note 10), the Company committed to a plan for sale of the vessels M/V Free Jupiter and M/ V Free Lady.

Thus Company assessed for recoverability the carrying value of M/V Free Jupiter and M/V Free Lady , including unamortized deferred dry docking costs of $177, due to their expected sale. In performing its assessment, the Company compared the carrying value of the vessels with their estimated fair value. As a result of this assessment, the Company has recognized an impairment loss of $46,515 in the consolidated statements of operations of which $15,048 relates to the M/V Free Jupiter and $31,467 to the M/V Free Lady .

On November 8, 2011, the Company sold the M/V Free Lady , for a sale price of $21,900. From the net proceeds of the sale, the Company paid on November 8, 2011 the amount of $19,800 constituting prepayment towards the Credit Suisse loan facility (Note 10).

6.	Vessels held for sale

Net Book Value
December 31, 2009	$—
Additions	22,509
Vessel impairment charge	(8,903)
December 31, 2010	$13,606
Additions	75,088
Disposals	(20,503)
Drydocking costs	564
Vessel impairment charge	(23,483)
December 31, 2011	$45,272

The Company according to the provisions of ASC 360, has classified the M/V Free Hero , the M/V Free Jupiter , the M/V Free Impala and the M/V Free Neptune as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2011 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On February 28, 2011, after obtaining the respective lenders consent (FBB), the Company’s Board of Directors, approved a plan of sale of the vessels M/V Free Impala and M/V Free Neptune within the context of its plans to fund its working capital requirements as discussed in Note 3. On July 15, 2011, the Company’s Board of Directors approved a plan of sale of the vessels M/V Free Jupiter and M/V Free Lady (which was sold on November 8, 2011) as a result of the fourth supplemental agreement the Company entered into with Credit Suisse (Note 10).

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

The Company according to the provisions of ASC 360, has classified the M/V Free Hero as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2010 at her estimated market value less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. The vessel’s carrying value was adjusted to $13,606 at the date of its classification as held for sale. Furthermore subsequent to December 31, 2010, at the direction of the Company’s Board of Directors, and after obtaining the respective lenders consent (FBB), the Company initiated a plan of sale of the vessels M/V Free Neptune and M/ V Free Impala within the context of its plans to fund its working capital requirements.

The Company has individually assessed for recoverability the carrying values of each of the above vessels, including unamortized deferred dry docking costs of $631. In performing its assessment, the Company compared the carrying values of these vessels with their estimated fair values at December 31, 2010. As a result of this assessment the Company has recognized an impairment loss of $26,631 in the accompanying 2010 consolidated statement of operations, of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero . No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value.

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

Additions to deferred dry-docking and special survey costs in 2011 related to the dry docking and special survey of the M/V Free Maverick .

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	$—	$—	$760	$583

	Derivative financial instruments - net of current portion	—	—	—	538

	Total derivatives	$—	$—	$760	$1,121

The Effect of Derivative Instruments on the Statement of Operations for the Years Ended December 31, 2011, 2010 and 2009

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Gain (Loss) Recognized on Derivative Location	2011	2010	2009
Interest rate swaps	Loss on derivative instruments	$178	$465	$111

Total		$178	$465	$111

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

•	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

•	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

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

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

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

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis as of the valuation date:

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2011	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$760	$—	$760	$—

Total	$760	$—	$760	$—

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Non -Recurring measurements:	2010	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$13,606	$—	$13,606	$—
Vessels, net	15,000		15,000

Total	$28,606	$—	$28,606	$—

Non -Recurring measurements:	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$45,272	$—	$45,272	$—

Total	$45,272	$—	$45,272	$—

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In accordance with the provisions of relevant guidance, as of December 31, 2011, the Company compared the carrying values of the M/V Free Hero , the M/V Free Jupiter , the M/V Free Impala and the M/V Free Neptune which were classified as held for sale in the accompanying consolidated balance sheet for the year ended December 31, 2011 (Note 6), with their estimated fair market values less costs to sell and recognized an impairment loss of $23,483 in the accompanying consolidated statements of operations.

The Company according to the provisions of ASC 360, has classified the M/V Free Hero as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2010 at her estimated market value less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. The vessel’s carrying value was adjusted to $13,606 at the date of its classification as held for sale. Furthermore subsequent to December 31, 2010, at the direction of the Company’s Board of Directors, and after obtaining the respective lenders consent (FBB), the Company initiated a plan of sale of the vessels M/V Free Neptune and M/ V Free Impala within the context of its plans to fund its working capital requirements. The Company has individually assessed for recoverability the carrying values of each of the above vessels, including unamortized deferred dry docking costs of $631. In performing its assessment, the Company compared the carrying values of these vessels with their estimated fair values at December 31, 2010. As a result of this assessment the Company has recognized an impairment loss of $26,631 in the accompanying 2010 consolidated statement of operations, of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero . No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value.

10.	Long-Term Debt

Long-term debt as of December 31, 2011 and 2010 consists of the following bank loans:

	(In thousands of U.S. Dollars)
	December 31, 2011			December 31, 2010
Lender	Current Portion	Long- term portion	Total	Current portion	Long- term	Total
Deutsche Bank Nederland (a)	$13,250	$—	$13,250	$3,000	$11,750	$14,750
Deutsche Bank Nederland (b)	$16,009	$—	$16,009	$300	$19,409	$19,709
Credit Suisse (c)	$19,099	$—	$19,099	$13,372	$18,603	$31,975
Credit Suisse (d)	$17,351	$—	$17,351	$3,000	$25,275	$28,275
First Business Bank (e)	$23,237	$—	$23,237	$3,350	$22,400	$25,750
Total	$88,946	$—	$88,946	$23,022	$97,437	$120,459

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

Credit Suisse Facility

On July 15, 2011, the Company entered into a Fourth Supplemental Agreement with Credit Suisse which amended its existing credit facility to, among other things, defer its payments totaling $2,000, originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that the Company would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, the Company would sell one or two of the four vessels collateralizing the credit facility. This debt financing did not occur. Therefore, the Company initiated the sale of the M/V Free Jupiter and the M/V Free Lady . On October 3, 2011, the Company entered an agreement to sell vessel Free Lady (Note 5). The net proceeds of this sale amounting to $19,800 were applied to pay down the amount outstanding on this facility.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Company has incurred amendment fees of $150 for the year ended December 31, 2011, relating to this facility, which are included in the accompanying consolidated statements of operations in “Interest and Finance Costs.”

In light of the successful sale of the M/V Free Lady (Note 5), the Company entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended the Fourth Supplemental Agreement to, among other things, reduce the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, the Company agreed to enter into a period time charter of at least twelve months for all mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters were not entered into by the date required, the Company agreed that it will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero .. In addition, under the Fifth Supplemental Agreement, the margin on this facility increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%. According to the terms of the agreement, failure to comply with the above would constitute an event of default. The Company had not entered into a period time charter as required by the Fifth Supplemental Agreement by December 31, 2011 (Note 17).

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

FBB loan agreement: (i) the Company is required to maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; and (iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter. The covenants described in clauses (i), (ii) and (iii) above are tested annually on December 31 st and their testing has been waived by the bank until March 16, 2012.

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

On November 11, 2011 the M/V Free Impala suffered from main engine drive chain and camshaft damage about 300 miles off Singapore. The costs incurred are claimable from hull and machinery underwriters. As at December 31, 2011, the balance of the specific claim receivable amounts to $52. The Company believes that the amount of the claim will be recovered in full.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2011 on or prior to the applicable tax filing deadline.

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

17.	Subsequent Events

•	On January 6, 2012, the Company received a deficiency letter from NASDAQ stating that, because the Company has not maintained a minimum Market Value of Publicly Held Shares (the “MVPHS”) of $5,000 for the last 30 consecutive business days, the Company is no longer in compliance with NASDAQ Listing Rule Section 5450(b)(1)(C). In order to regain compliance, the Company had until July 2, 2012 for the Company’s MVPHS to meet or exceed $5,000 for a minimum of 10 consecutive business days. By letter dated February 29, 2012, the Company received notice from NASDAQ that it has regained compliance with Listing Rules 5450(a)(1) and 5450(b)(1)(C), since for the last 10 consecutive business days, from February 14, 2012 to February 28, 2012, the closing bid price of the Company’s common stock has been at $1.00 per share or greater and the Company’s minimum market value of publicly held shares has been $5,000 or greater, respectively.

•	On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants (for more information please see Note 10 above), whose testing has been waived until March 16, 2012.

•	On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of loan to value covenant constitute events of default and notifies the Company that if remedy of all of the above is not made up to April 20, 2012, FBB will take whatever action is open to them. The Company is in discussions to permanently amend the amortization schedule.

•	According to the Credit Suisse Fifth Supplemental dated November 7, 2011, the Company had agreed to enter into a period time charter of at least twelve months for all of our mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters would not have been entered into by the date required, the Company had agreed that would sell, not later than January 31, 2012, either the M/ V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero . The Company has not concluded any time charter agreement and any agreement for the sale of the above mentioned vessels.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

•	On February 2, 2012, the Company agreed by letter with Credit Suisse to defer its payments totaling $700 originally due on January 31, 2012 until the next repayment date April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. The interest payment of $348 originally due on February 8, 2012, has been agreed to be paid in two installments as follows: $147 paid on February 8, 2012 and $201 to be paid on April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. In addition the interest payment of $348 originally due on May 10, 2012, has been agreed to be paid in two installments as follows: $147 to be paid on May 10, 2012 and $201 on May 31, 2012.

•	On February 15, 2012, the Company received a proposal from Credit Suisse containing restructuring head terms for the full payment holiday of the principal and partial interest payment holiday until March 31, 2014, conditioned on approval from the Company’s other lenders. The Company has been advised that the proposal has been approved by Deutsche Bank Nederland. The Company is continuing discussions with FBB.

•	M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel is held off the coast of Somalia and the Company is currently in communication with the pirates for the release of the vessel and her crew. The vessel was on a time charter trip at the time she was hijacked. Under the charter party agreement, the BIMCO Piracy clause was applied which provided, among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters who were duly informed about the transit and had confirmed cover. Currently, an estimate of a possible loss or range of loss, if any, cannot be made.

•	On February 15, 2012, the Company received notice from Deutsche Bank Nederland according to which, failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011 (v) set new financial covenants and (vi) complying with loan to value covenant, are considered an event of default and requested from the Company to fulfill its obligations by March 15, 2012. In March 2012, the Company did not paid the aforementioned amounts or the $750 repayment installment along with accrued interest due in March 2012. The Company was advised on April 26, 2012 that Deutsche Bank Nederland would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012, subject to documentation and receiving approval from FBB for the restructuring of the facilities.

•	By letter dated February 25, 2012, the Company received notice from the shipyard pursuant to its newbuilding contracts that the Company had failed to pay the payment of $3,660 due on February 11, 2012 under one of the contracts and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to the Company.

•	Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO has agreed to return to the Company all commitment fees paid to date less expenses and all further obligations of the parties have been terminated. The Company has received $391 on April 17, 2012 as final and full settlement.

•	At its April 2012 meeting, the Company’s Board of Directors approved the issuance of 1,660,694 shares of the Company’s common stock to the Manager in payment of $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares to be issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. Upon issuance of these shares, which will be restricted stock under applicable U.S. securities laws, Mr. Varouxakis will beneficially own 26% of the outstanding common stock of the Company. The Board also approved the issuance of an aggregate of 199,642 shares of the Company’s common stock to the non-executive members of our Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of the Company’s common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

•	On May 11, 2012, we entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global Master SPV Ltd., or YA Global, a fund managed by Yorkville Advisors, LLC, pursuant to which, for a 24-month period, we have the right to sell up to $3,200 of shares of the Company’s common stock. The SEDA entitles us to sell and obligates YA Global to purchase, from time to time over a period of 24 months, shares of our common stock for cash consideration up to an aggregate of $3,200, subject to conditions we must satisfy as set forth in the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days after we deliver an advance notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200 or 100% of the average daily trading volume of our common stock for the 10 consecutive trading days prior to the notice date. We registered the resale by YA Global of up to 1,839,721 shares of our common stock. As of the date of this report, we had sold 1,739,721 shares of our common stock under the SEDA for aggregate proceeds of $432. Pursuant to the terms of the SEDA, we cannot deliver any further advance notices until such time as we file and have declared effective a new registration statement covering the resale of additional shares of our common stock by YA Global.

•	On May 31, 2012, FreeSeas entered a Sixth Supplemental Agreement with Credit Suisse AG, or Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between FreeSeas and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;

•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25%;

•	Release restricted cash of $1,125;

•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;

•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and

•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on FreeSeas’ compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

As of the date of this report, the outstanding balance under the Facility Agreement totaled $36,450. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full. FreeSeas is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

•	On July 11, and August 22, 2012, the Company received notices from FBB according to which failure to (i) pay the $2,513 repayment installment due in June 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule.

•	On August 21, 2012, the Company received the amount of $250, following the Note Purchase Agreement dated May 11, 2012 between the Company and YA Global. The note is repaid in ten equal weekly installments and mature 90 days from the date of funding.

•	On September 7, 2012, the Company and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank Nederland N.V. As amended and restated, the facility agreement:

1.	Defers and reduces the balloon payment of $16,009 due on Facility B from November 2012 to December 2015;

2.	Provides for monthly repayments of $20 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11.5 for each of Facility A and Facility B on May 31, 2013;

3.	Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;

4.	Provides for quarterly repayments of $337 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750;

5.	Provides for quarterly repayments of $337 for Facility B commencing June 30, 2014;

6.	Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which was amended from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;

7.	Establishes certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014;

8.	Removes permanently the loan to value ratio;

9.	Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and

10.	Removes the success fee originally due under the previous agreement and sets an amendment and restructuring fee of $1,480 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

•	On September 11, 2012, the Company’s Audit Committee approved the retention of Sherb & Co., LLP ("Sherb") as its independent registered public accounting firm for the fiscal year ending December 31, 2012, and dismissed Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”).

•	As of October 10, 2012, the Company has sold an aggregate of 1,739,721 shares of its common stock to YA Global, under its Standby Equity Agreement for aggregate sales proceeds of $432.

•	At its October 2012 meeting, Company’s Board of Directors approved the issuance of 2,196,500 shares of FreeSeas' common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 under the management and services agreements with FreeSeas. The number of shares to be issued to the Manager was based on the closing prices of FreeSeas' common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 326,790 shares of FreeSeas' common stock to the non-executive members of its Board of Directors in payment of $30 per person in unpaid Board fees for the first, second and third quarter of 2012. The aggregate number of shares to be issued to the directors was based on the closing prices of FreeSeas' common stock on the last day of each of the three quarters of 2012, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

•	On October 11, 2012, the Company and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership (“Dutchess Capital”), entered into an Equity Line Facility (the “Line”). Pursuant to the Line, the Company has the right but not the obligation, for a 36-month period, to sell up to 2,352,962 shares of its common stock to Dutchess Capital.

•	On October 11, 2012, the Company announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers.

