Form 20-F
period 2012-12-31
FREESEAS INC.
filed 2013-04-19
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell report ………

For the transition period from _____________ to ____________

Commission file number 000-51672

FREESEAS INC.
(Exact name of the Registrant as specified in its charter)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

10 Eleftheriou Venizelou Street, (Panepistimiou Ave.), 10671 Athens, Greece
(Address of principal executive offices)

Alexandros Mylonas, Chief Financial Officer
FreeSeas Inc.
10 Eleftheriou Venizelou Street
10671 Athens, Greece
011-30-210-452-8770
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	The NASDAQ Capital Market
Preferred Share Purchase Rights (attached to Common Stock)	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,362,830 common shares, par value $0.001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes ☐ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated filer  ☐ Accelerated filer  ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

INTRODUCTION

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

Unless otherwise indicated:

•	All references to “$” and “dollars” in this annual report are to U.S. dollars;

•	Financial information presented in this annual report is derived from financial statements for the fiscal year ended December 31, 2012 appearing elsewhere in this annual report; and

•	All references to dollar amounts in this annual report are expressed in thousands of U.S. dollars.

All share-related and per share information in this annual report have been adjusted to give effect to the one share for five share reverse stock split that was effective on October 1, 2010 and the one share for ten share reverse stock split that was effective on February 14, 2013.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations and our performance. Our forward-looking statements include, but are not limited to, statements regarding us or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “forecasts,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants, to repay our indebtedness and to continue as a going concern;

•	potential liability from future litigation and incidents involving our vessels, including seizures by pirates, and our expected recoveries of claims under our insurance policies;

•	our ability to comply with the continued listing standards on the exchange or trading market on which our common stock is listed for trading;

•	our ability to find employment for our vessels;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage the relationships and reputation Free Bulkers S.A., our manager (“Manager”), has in the drybulk shipping industry;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	our ability to pay dividends in the future;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in this annual report.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not required.

Item 2. Offer Statistics and Expected Timetable

Not required.

Item 3. Key Information

A.	Selected Financial Data

The selected consolidated financial information set forth below has been derived from our audited consolidated financial statements for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2012	2011	2010	2009	2008
Statement of Operations Data:
Operating revenues	$14,260	$29,538	$57,650	$57,533	$66,689
Income/ (loss) from operations	(28,036)	(84,109)	(17,000)	11,459	26,570
Other expense	(2,852)	(4,087)	(4,821)	(4,600)	(7,378)
Net income/ (loss)	(30,888)	(88,196)	(21,821)	6,859	19,192

Earnings Per Share Data:
Net income /(loss) per share:
Basic earnings/ (loss) per share	$(36.90)	$(136.00)	$(34.56)	$13.47	$45.68
Diluted earnings/ (loss) per share	$(36.90)	$(136.00)	$(34.56)	$13.47	$45.58
Weighted average number of shares:

Basic weighted average number of shares	837,173	648,507	631,360	509,277	420,129
Diluted weighted average number of shares	837,173	648,507	631,360	509,277	421,039
Dividends per share	$—	$—	$—	$—	$22.50

	Year Ended December 31,
	2012	2011	2010	2009	2008
Selected Balance Sheet Data:
Total cash	$29	$1,456	$10,074	$9,591	$5,973
Vessels, net	75,690	81,419	213,691	270,701	275,405
Total assets	114,359	134,980	250,984	297,321	307,861
Long-term debt, including current portion	89,169	88,946	120,459	137,959	160,350
Total shareholders’ equity	7,803	35,119	123,190	144,452	120,855

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

The common shares of our company are considered speculative. Investing in our common shares involves a high degree of risk and uncertainty. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing our common shares. Our business, operating or financial condition could be harmed due to any of the following risks.

Risk Factors Relating to FreeSeas

At December 31, 2012, FreeSeas’ current liabilities exceeded its current assets, which could impair its ability to successfully operate its business and could have material adverse effects on its revenues, cash flows and profitability and its ability to comply with its debt covenants and pay its debt service and other obligations.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over three years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company as of December 31, 2012 has cash and cash equivalents of $29 and based on its cash flow projections for 2013, the Company will not be able to make scheduled debt repayments as of December 31, 2012, interest payments as well as cover operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date.

The Company has incurred net losses of  $30,888, $88,196 and $21,821 during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the Company had working capital deficits of $70,973 and $47,186, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In addition, the Company has undertaken negotiations with each of its lenders to restructure its debt repayments. On May 31, 2012, the Company and Credit Suisse AG, or Credit Suisse entered into a Sixth Supplemental Agreement to its Facility Agreement with Credit Suisse, which provided for, among other things, a deferral of principal payments until March 31, 2014. On September 7, 2012, the Company entered into an amended and restated facility with Deutsche Bank Nederland N.V. or Deutsche Bank, which provides for, among other things, a reduction in and deferral of the balloon payment due on facility B from November 2012 to December 2015, a reduction in the amount of principal repayment and amendments to the financial covenants.

In February, March, April, November and December 2012 and January 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. The Company is seeking and will continue to seek similar restructured loan terms from FBB. Also the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in October, November and December 2012 and January, February and March 2013. As well in February, March and April 2013, the Company did not pay the interest due of $124 and the interest rate swaps due of $80, respectively, with the Credit Suisse facility. The Company is in discussions with both banks to reach a mutually beneficial agreement. If the Company is not able to reach agreement with FBB as to restructured loan terms, or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates remain at current low levels, including completion of the negotiations for the restructuring of its loan with FBB, offerings of common stock through structured financing agreements, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facility with FBB could result in defaults under all of the Company’s affected debt and the acceleration of such debt by its lender. Accordingly, as of December 31, 2012, the Company was required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities on its consolidated balance sheet since the Company had not received waivers in respect of the breaches discussed above at such time.

We received a report from our independent registered public accounting firm with an explanatory paragraph for the year ended December 31, 2012 with respect to our ability to continue as a going concern.  The existence of such a report may adversely affect our stock price and our ability to raise capital.  There is no assurance that we will not receive a similar report for our year ended December 31, 2013.

In their report dated April 19, 2013, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern as we have incurred recurring operating losses, have a working capital deficiency, have failed to meet scheduled payment obligations under our loan facilities and have not complied with certain covenants included in our loan agreements with banks. We have also failed to make required payments to Deutsche Bank as agreed to in our September 7, 2012 amended and restated facility agreement and received notices of default from FBB. Furthermore, if we were forced to liquidate our assets, the amount realized could be substantially lower than the carrying value of these assets. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, obtaining loans from various financial institutions or lenders where possible and restructuring outstanding debt obligations that are currently in default. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

We have been in breach of certain loan covenants contained in our loan agreements. Although we have entered into amendments to two of our loan facilities, if we are not successful in obtaining a waiver and amendment from our other lender with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern.

Our loan agreements require that we comply with certain financial and other covenants. As a result of the drop in our drybulk asset values we were not in compliance with the FBB facility covenants relating to vessel values as of December 31, 2012. In addition, we were in breach of interest cover ratios, leverage and minimum liquidity covenants with the FBB facility not previously waived. A violation of these covenants constitutes an event of default under our credit facility, which would, unless waived by our lender, provide our lender with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lender may accelerate our indebtedness and foreclose their liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness is presented within current liabilities in the December 31, 2012 consolidated balance sheet.

Pursuant to letter agreements dated September 6, 2011 and September 19, 2011 with Credit Suisse, which resolved a default by us under the Credit Suisse facility agreement, FreeSeas agreed to execute a sale contract in respect of either of the M/V Free Jupiter or the M/V Free Lady no later than October 10, 2011. On November 8, 2011, FreeSeas sold the M/V Free Lady for a sale price of $21.9 million. Pursuant to the Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, FreeSeas agreed to enter into a period time charter of at least 12 months for all its mortgaged vessels no later than December 31, 2011, which charter would cover the vessel’s debt service plus $1.0 million. If the foregoing time charter was not entered into by the required date, FreeSeas agreed that it would sell either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero by January 31, 2012. FreeSeas did not conclude any time charter agreement or any agreement for the sale of the above-mentioned vessels. On May 31, 2012, FreeSeas and Credit Suisse entered into a Sixth Supplemental Agreement to its Facility Agreement with Credit Suisse, which provided for, among other things, a deferral of principal payments until March 31, 2014. On September 7, 2012, FreeSeas entered into an amended and restated facility with Deutsche Bank, which provide for, among other things, a reduction in and deferral of the balloon payment due on facility B form November 2012 to December 2015, a reduction in the amount of principal repayment and amendments to the financial covenants.

In February, March, April, November and December 2012 and January 2013, FreeSeas received notifications from FBB that FreeSeas is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. FreeSeas is seeking and will continue to seek similar restructured loan terms from FBB. Also the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in October, November and December 2012 and January, February and March 2013. As well in February and March and in April 2013, the Company did not pay the interest due of $124 and the interest rate swaps due of $80, respectively, with the Credit Suisse facility. The Company is in discussions with both banks to reach a mutually beneficial agreement.

If FreeSeas is not able to reach agreement with FBB as to restructured loan terms, or if FreeSeas is unable to comply with its restructured loan terms, as the case is with Deutsche Bank and Credit Suisse, this could lead to the acceleration of the outstanding debt under its debt agreements. FreeSeas’ failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on FreeSeas’ business operations, financial condition and liquidity.

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

The amended and restated credit agreement dated September 7, 2012 with Deutsche Bank does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. In addition, the Sixth Supplemental agreement dated May 31, 2012 with Credit Suisse does allow us to pay dividends after March 31, 2014 provided: i) that at the time of such payment no default has occurred or would occur as a result of such payment; ii) at the time of such payment the market value of the aggregate fair market value of the financed vessels is not less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank; iii) between May 31, 2012 and the date of such payment of dividend or distribution, a part of the loan which is not less than $11,300 has been prepaid and a part of the commitment which is not less than $11,300 has been permanently reduced; and iv) the amount of such dividends in respect of a financial year does not exceed 50% of the consolidated net profit of the Company for that financial year. If we need covenant waivers, our lenders may impose additional restrictions and may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. We may be required to use a significant portion of the net proceeds from any future capital raising to repay a portion of our outstanding indebtedness. We agreed with Credit Suisse and Deutsche Bank to raise no less than $25.0 million by March 31, 2014, one third of which amount will be used to repay our existing debt. This provision does not apply to the proceeds from sales of our common stock under equity line facilities. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Once the payment reductions and holidays agreed to by two of our three lenders expire, we will again be obligated to make significant payments to service our debt.

As a result of amendments to our loan facilities agreed to this year with Credit Suisse, and Deutsche Bank, we have substantially reduced our current debt repayment obligations. These amendments provide for deferred principal repayments until June 30, 2014, for the Credit Suisse facility, and reduced payments until May 31, 2013 and then a deferral of further payments until June 30, 2014 for Deutsche Bank. Following these deferral periods, however, our payment obligations increase significantly and we will have balloon payments due in December 2015 under the Credit Suisse facility and the Deutsche Bank facilities. These required payments will limit funds otherwise available for working capital, capital expenditures and other purposes. Our inability to service our debt could lead to acceleration of our debt and foreclosures of our fleet. We may not be able to generate cash flow in amounts that are sufficient for these purposes.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. During 2012, we derived approximately 42% of our gross revenue from three charterers, and during 2011, we derived approximately 53% of our gross revenues from three charterers. If we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

We currently have no employees and contract all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, and the management of our fleet, including crewing, maintenance and repair, through Free Bulkers, S.A., our Manager. We rely on our Manager to provide the technical management of our fleet and to attract charterers and charter brokers. The loss of its services or failure to perform its obligations could reduce our revenues and net income and adversely affect our operations and business if we are not able to contract with other companies to provide these services or take over these aspects of our business directly. FreeSeas has no control over our Manager. Our Manager is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless the same shall have resulted from willful misconduct or gross negligence of our Manager or any person to whom performance of the management services has been delegated by our Manager. Pursuant to its agreement with us, our Manager’s liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to our Manager. Although we may have rights against our Manager, if our Manager defaults on its obligations to us, we may have no recourse against our Manager. Further, we will need approval from our lenders if we intend to replace our Manager as our fleet manager.

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

Our current operating, internal control, accounting and financial systems are provided by our Manager and may not be adequate if our Manager’s efforts to improve those systems may be ineffective. If our Manager cannot continue to upgrade its operational and financial systems effectively or recruit suitable employees, its services to us and, therefore, our performance may suffer and our ability to expand our business further will be restricted.

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

Since we intend to continue to charter our vessels in the spot market, we will be exposed to the cyclicality and volatility of the spot charter market, and we may not have long term, fixed time charter rates to mitigate the adverse effects of downturns in the spot market. Handysize and Handymax vessels, which we currently operate, have been less volatile compared to larger vessels such as Panamax and Capesize vessels but this may discontinue in the future. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to meet our obligations. The supply of and demand for shipping capacity strongly influences freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

With the exemption of the M/V Free Goddess, M/V Free Impala and the M/V Free Maverick, we currently employ our vessels in the spot market, all with charters scheduled to expire within one to two months, by which time we will have to negotiate new employment for these vessels. If the rates in the charter market fall significantly throughout 2013, it will affect the charter revenue we will receive from our vessels, which would have an adverse effect on our revenues, cash flows and profitability, as well as our ability to comply with our debt covenants.

When our charters in the spot market end, we may not be able to replace them promptly, and any replacement charters could be at lower charter rates, which may materially, adversely affect our earnings and results of operations.

We will generally attempt to recharter our vessels at favorable rates with reputable charterers. All of our vessels currently operate in the spot market. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at reduced rates, if such charters are available at all. In the event charter rates fall below our costs to operate a vessel or for any other strategic or operational matter, we may determine not to recharter a vessel until such time as the charter rates increase or such strategic or operational matter ceases to exist. We cannot assure you that we will be able to obtain new charters at comparable or higher rates or with comparable charterers, that we will be able to obtain new charters at all or that we may decide not to charter a vessel at all. The charterers under our charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our charters expire. Failure to obtain replacement charters at rates comparable to our existing charters and our decision not to charter vessels will reduce or eliminate our revenue and will adversely affect our ability to service our debt. Further, we may have to incur lay-up expenses or reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Laying up expenses and reactivating expenses would increase our vessel operating expenses. Repositioning our vessels would increase our vessel operating costs. If any of the foregoing events were to occur, our revenues, net income and earnings may be materially adversely affected.

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

The M/V Free Jupiter was on time charter with Korea Line Corp, or KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire was received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. The Company commenced arbitration proceedings against KLC, and has taken action to obtain security, including the arrest of KLC assets. As a result, the Company obtained third-party security in the amount of $1.68 million (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. The Company also obtained cash security held in escrow in the amount of $182 from the execution of a lien on sub-hires. KLC has counterclaimed by way of set-off, alleging that KLC is entitled to retain the amount of hire that was deducted because of the Company’s alleged breach of charterparty. The Company denies these allegations and continues to assert its claim to recover the full amount deducted by KLC. On January 25, 2011, KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court approved and confirmed a rehabilitation plan. Upon the issuance of the final award of the arbitration tribunal, and for any amount in excess of the third-party security and cash security, the Company may participate in the approved rehabilitation plan. On January 17, 2012, the Company obtained an interim award under which it was awarded the part of the claim that KLC had admitted was undisputed, $832, plus interest, legal costs, and the cost of the tribunal. Following the interim award, the Company received approximately $335. The majority of the balance of $511 that has been awarded is unsecured. The Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court. The Company intends to seek a further award (if this matter does not settle) for the disputed balance, which is adequately secured. Despite above actions, the Company wrote-off the remaining outstanding balance $1,173 of the KLC time charter which is included in "Provision and write-offs of insurance claims and bad debts" of the accompanying consolidated financial statements for the year ended December 31, 2012.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. As of December 31, 2012, the average age of the vessels in our current fleet was 15 years. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

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

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. During the year ended December 31, 2012, we incurred an impairment loss of $12,480 due to expected sales of certain vessels.

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

On November 8, 2011, we sold the M/V Free Lady for a sale price of $21.9 million. If we fail to sell our other vessels currently held for sale (the M/V Free Hero, the M/V Free Jupiter , the M/V Free Impala , and the M/V Free Neptune ), or fail to sell them at prices acceptable to us, it could have a material adverse effect on our competitiveness and business operations.

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

On November 5, 2012, the M/V Free Maverick was arrested in Morocco in relation to claims against the M/V Free Maverick and “sister ships”. As a result, the M/V Free Maverick is idle pending a resolution with the creditors.

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

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Middle East, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, recent political and governmental instability in Egypt, Syria and Libya may affect vessels trading in such regions. In addition, future political and governmental instability, revolutions and wars in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues.

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

We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. For the years ended December 31, 2012 and 2011, the fluctuation in the value of the dollar against foreign currencies did not have a material impact on us.

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

To complete the exemption process, our shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. Our subsidiaries will complete the filing process for 2012 on or prior to the applicable tax filing deadline.

All of our ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of our common stock, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside our control. Based on our U.S. source Shipping Income for 2010, 2011 and 2012, we would be subject to U.S. federal income tax of approximately $34, $93 and $25, respectively, in the absence of an exemption under Section 883.

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

The drybulk shipping industry is cyclical with volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely. Since the middle of the third quarter of 2008, charter hire rates for drybulk vessels have decreased substantially, they may remain volatile for the foreseeable future and could continue to decline further. Additionally, charter rates have been particularly volatile during 2012 and have substantially decreased. As a result, our charter rates could further decline significantly, resulting in a loss and a reduction in earnings.

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

The drybulk carrier charter market remains significantly below its high in the middle of 2008 and the average rates achieved in the four prior years, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants and repay our indebtedness.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire dry bulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates in selected shipping routes measured on a time charter and voyage basis covering Handysize, Supramax, Panamax and Capesize drybulk carriers. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2010, 2011 and 2012, reaching a high of 4,209 in May 2010, and a low of 1,700 in July 2010, in 2011, ranging from a low of approximately 1,043 in February 2011 and a high of approximately 2,173 in October 2011 and in 2012, reaching a high of approximately 1,738 in January 2012 and a low of approximately 647 in February 2012.

As of April 4, 2013, the BDI had risen to 866. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which had resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, our ability to repay our indebtedness and compliance with the covenants contained in our loan agreements.

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

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product (“GDP”) which had a significant impact on shipping demand. The growth rate of China’s GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to 9.3% and 10.4% for the years ended December 31, 2011 and 2010, respectively, and continues to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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

On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. We commenced arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement. The proceedings were concluded and the award was in our favor. Thereafter, we reached a settlement with the charterer pursuant to which the charterer agreed to pay $800. Currently, the vessel is being surveyed pending commencement of temporary repairs.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

As of December 31, 2012, newbuilding orders had been placed for an aggregate of approximately 18% of the total DWT of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing newbuilding orders or delays of new build deliveries are not always accurate. As of December 31, 2011, newbuilding orders had been placed for an aggregate of approximately 32% of the total DWT of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing new build orders or delays of new build deliveries are not always accurate. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

Risks Related to Our Common Stock

Our executive officers, directors and principal stockholders own a large percentage of our voting common stock and could limit our stockholders’ influence on corporate decisions or could delay or prevent a change in corporate control.

As of April 2, 2013, our directors, executive officers and certain holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 22.3% of our outstanding common stock. As a result, these stockholders, if acting together, have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets and other extraordinary transactions. The interests of this group of stockholders may not always coincide with our corporate interests or the interest of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of other stockholders. This concentration of ownership may have the effect of:

•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management and/or board;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

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

The closing price of our common stock on the NASDAQ Capital Market on April 3, 2013 was $1.19 per share. If the market price of our shares of common stock remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

If our common stock is delisted from The NASDAQ Stock Market, we would be subject to the risks relating to penny stocks.

If our common stock were to be delisted from trading on The NASDAQ Stock Market and the trading price of the common stock were below $5.00 per share on the date the common stock were delisted, trading in our common stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally institutions. These additional requirements may discourage broker-dealers from effecting transactions in securities that are classified as penny stocks, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell such securities in the secondary market. A penny stock is defined generally as any non-exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements and are not required to obtain shareholder approval for the sale of shares.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. For example, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, a stock issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. In particular, we are not required to obtain shareholder approval for our sale of shares pursuant to the Investment Agreement, which may result in the issuance of shares totaling more than 20% of our outstanding shares. Accordingly, our shareholders may not be afforded the same protections as provided under NASDAQ’s corporate governance rules.

Future sales or issuances of our stock could cause the market price of our common stock to decline.

Issuance of a substantial number of shares of our common stock in public or private offerings, equity lines, or shares issued as an additional compensation to executive officers, members of the Board or to the Manager, , or in payment of obligations due, or the perception that these issuances could occur, may depress the market price for our common stock. These issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional shares of our common stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Also, we may need to raise additional capital to achieve our business plans.

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

We can issue shares of preferred stock without shareholder approval, which could adversely affect the rights of common shareholders.

Our articles of incorporation permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our stockholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that we may issue in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

Our stockholder rights plan may discourage a takeover.

In January 2009, our Board of Directors authorized shares of Series A Participating Preferred Stock in connection with its adoption of a stockholder rights plan, under which we issued rights to purchase Series A Preferred Stock to holders of our common stock. Upon certain triggering events, each Right entitles the registered holder to purchase from us one one-thousandth of a share of Preferred Stock at an exercise price of $90.00, subject to adjustment. Our stockholder rights plan may generally discourage a merger or tender offer involving our securities that is not approved by our Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. Our stockholder rights plan expires in January 2019.

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

Pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control,” which term includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of our voting securities, a merger of FreeSeas where less than a majority of the shares of the resulting entity are held by the FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of December 31, 2012 would have been approximately $89 million. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4. Information on the Company

Our Organization and Corporate Structure

We were incorporated on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., or Trinity, a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three drybulk carriers. We currently own seven vessels, each of which is owned through a separate wholly owned subsidiary.

Our common stock currently trades on the NASDAQ Capital Market under the trading symbol “FREE”.

Our principal executive offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 10671, Athens, Greece and our telephone number is 011-30-210-452-8770.

Capital Expenditures and Divestitures

During the last three fiscal years, our capital expenditures and divestitures related to our efforts to renew and expand our fleet were as follows:

•	On July 30, 2010, we entered into an agreement to sell the M/V Free Destiny for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010 and we recognized a gain of $807.

•	On August 17, 2010, two of the Company’s wholly owned subsidiaries entered into shipbuilding contracts with a Chinese yard for the construction of two drybulk vessels of approximately 33,600 dwt each for an aggregate purchase price of $49,880 including extra costs of approximately $1,080 in total. On December 31, 2011, the Company impaired the advances and the capitalized expenses relating to the shipbuilding contracts due to lack of financing after the cancelation of ABN AMRO financing commitment and delayed scheduled payment to the yard resulting in a default situation as per the construction contract.

•	On May 13, 2011, the Company sold the M/V Free Envoy, a 1984 built 26,318 dwt Handysize dry bulk vessel for a sale price of $4.2 million and recognized a gain of $1,561 as a result of the sale. From the net proceeds of the sale, the Company paid on May 13, 2011 an amount of $3.7 million constituting prepayment towards the Deutsche Bank loan facility B.

•	On November 8, 2011, the Company sold the M/V Free Lady, a 2003-built, 50,246 dwt Handymax dry bulk vessel, for a sale price of $21.9 million. From the net proceeds of the sale, the Company paid on November 8, 2011 the amount of $19.8 million constituting prepayment towards the Credit Suisse loan facility.

Our Fleet

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of six Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of April 2, 2013, the aggregate dwt of our operational fleet is approximately 197,200 dwt and the average age of our fleet is 15.5 years.

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

All of our vessels are currently being chartered in the spot market. The following table details the vessels in our fleet as of April 10, 2013:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 20-25 day time charter trip at $4,700 per day through May 2013

M/V Free Knight	Handysize	1998	24,111	About 70-80 day time charter trip at $4,500 per day through April 2013

M/V Free Maverick	Handysize	1998	23,994	Idle pending resolution in connection with dispute with creditors

M/V Free Impala	Handysize	1997	24,111	Laid-up

M/V Free Neptune	Handysize	1996	30,838	About 65 day time charter trip at $6,500 per day through April 2013

M/V Free Hero	Handysize	1995	24,318	About 20-25 day time charter trip at $5,400 per day through April 2013

M/V Free Goddess	Handysize	1995	22,051	Being surveyed pending commencement of repairs after pirate seizure

 On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. We commenced arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement. The proceedings were concluded and the award was in our favor. Thereafter, we reached a settlement with the charterer pursuant to which the charterer agreed to pay $800. Since then, the vessel is being surveyed pending commencement of temporary repairs at the port of refuge.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

•	Positive macro environment. The broader shipping sector is currently at a cyclical low and poised for a significant upswing in a positive macroeconomic environment. Several key market indicators support increased seaborne dry trade, including growing Chinese and Japanese iron ore and coal imports as well as strengthening Indian demand for thermal coal imports. Industrial production in emerging and developing economies constitutes a major driving force and is expected to generate enhanced demand for dry bulk commodities in the near term. The rising world population and economic recovery in the importing regions are also expected to contribute to the overall growth of the seaborne dry bulk trade.

•	Solid Handysize fundamentals. We are strategically well positioned to take advantage of the growing Handysize fleet shortage. Approximately 34% of the worldwide Handysize fleet is over 20 years old, and nearing the end of its useful life, making it considerably older than any other fleet type. In addition, Handysize fleet growth is expected to be less than half the growth of any other vessel type. Operationally, Handysize vessels are more versatile than other drybulk vessels. Their shallow draft allows for access to smaller ports unserviceable by larger Panamax and Capesize vessels, and they are equipped with on-board cranes, enabling entry into ports with inadequate loading and discharging facilities.

•	Experienced management team. We have benefited from the expertise of our executive officers, including that of Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and that of our Manager’s personnel, which consists of seasoned shipping professionals with long-standing experience in the industry. We believe that our management team has a proven track record of strong performance throughout a challenging economic climate, as we have actively and decisively renewed our fleet while reducing operating costs without sacrificing quality or safety in the process.

Business Strategy

Our primary objectives are to profitably grow our business and maximize value to our shareholders by pursuing the following strategies:

•	Optimize our fleet. Our fleet of drybulk carriers consists of Handysize and Handymax vessels. Given the relatively low number of Handysize drybulk vessels on order, and a relatively great number of Handysize drybulk vessels at an age of 20 years or older, we believe there will be continued demand for such vessels. Handysize vessels are typically shallow-drafted and equipped with onboard cranes. This makes them more versatile and able to access a wider range of loading and discharging ports than larger ships that are unable to service many ports due to their size or the lack of local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize that we may acquire, should enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize vessels have also historically achieved greater charter rate stability than larger drybulk vessels.

•	Build upon strategic relationships. We intend to continue to build upon our extensive experience and relationships with ship brokers, financial institutions, industrial partners and commodity traders. We use these relationships to identify chartering and acquisition opportunities and gain access to sources of additional financing, industry contacts and market intelligence. Our current specialization in a single asset class allows us to not only monitor markets with a single measure, but also makes us a partner of choice for businesses that have a need or requirement for a Handysize specialist.

Vessel Employment

We have employed and continue to employ our vessels in the spot charter market, under trip time charters and period time charters. We have laid up the M/V Free Impala and two of the remaining vessels, the M/V Free Goddess and the M/V Free Maverick, currently do not earn income.

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

Customers

During 2012, we derived approximately 42% of our gross revenues from three charterers, and during 2011, we derived approximately 53% of our gross revenues from three charterers. We believe that our customer base is composed of established charterers.

Management of Operations and Fleet

Pursuant to our amended and restated services agreement with our Manager, our operations are executed and supervised by our Manager, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay a monthly fee of $136.275 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services (described below) related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services. Our Manager is also entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the services agreement. The termination fee as of December 31, 2012 would have been $89,020.

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

We also contract the technical and commercial management of our vessels to our Manager. Our Manager has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis, as described below. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to our amended management agreement with our Manager, we pay our Manager a monthly technical management fee of $18.975 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.

We also pay our Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of our Manager. Additionally, we pay our Manager a monthly fee of $136.275 as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses.

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

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1% to 4%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings. The weighted average interest rate for the year ended December 31, 2012 and 2011 was 2.7% and 2.9%, respectively. Interest expense incurred under the above loan agreements amounted to $2,415, 3,173 (net of capitalized interest $282) and $3,932 for the years ended December 31, 2012, 2011 and 2010, respectively, and is included in “Interest and Finance Costs” in the consolidated statements of operations.

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

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide ("SOx") and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, NOx and SOx emission standards entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs). The North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. Fuel used by vessels operating in the ECA cannot exceed a 1.0% sulfur content, dropping to a 0.1% sulfur content in 2015. NOx after-treatment requirements will apply in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, will become enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and removal costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for drybulk vessels to the greater of $1,000 per gross ton or $854,400 and established a procedure for adjusting the limits for inflation every three years. CERCLA contains a liability scheme that is similar to that under the OPA, and liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In response to the 2010 oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Upon satisfactory demonstration of financial responsibility, a Certificate of Financial Responsibility, or COFR, is issued by the United States Coast Guard. This certificate must be carried aboard the vessel to comply with these financial responsibility regulations. We have complied with these financial responsibility regulations by obtaining and carrying COFRs for each of our vessels that operate in U.S. waters, currently the M/V Free Hero, the M/V Free Jupiter and the M/V Free Maverick. We may incur additional costs to obtain COFRs for additional vessels, if required, and to comply with increased limits of liability in the future.

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

The United States Clean Water Act

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. We have submitted NOIs for all of our vessels that operate in U.S. waters. As part of a settlement of a lawsuit challenging the VGP, EPA has proposed a new VGP with numerical restrictions on organisms in ballast water discharges. EPA expects to issue the new VGP by March 15, 2013, and it will become effective on December 19, 2013.

Other Environmental Initiatives

The EU has also adopted legislation that: requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. The European Parliament recently endorsed a European Commission proposal to criminalize certain pollution discharges from ships. If the proposal becomes formal EU law, it will affect the operation of vessels and the liability of owners for oil and other pollutional discharges. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

The Paris Memorandum of Understanding on Port State Control (Paris MoU) to which 27 nations are party adopted the "New Inspection Regime" (NIR) to replace the existing Port State Control system, effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality vessels with a smaller inspection burden and subject high-risk ships to more in-depth and frequent inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and will be phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. Although the USCG ballast water management requirements are consistent with the requirements in EPA's proposed VGP, the USCG intends to review the practicability of implementing even more stringent ballast water discharge standards and publish the results of that review no later than January 1, 2016. In the past absence of federal standards, states enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan's ballast water management legislation was upheld by the Sixth Circuit Court of Appeals and California enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of requirements similar to those of California and Michigan or the adoption of requirements that are more stringent than the EPA and USCG requirements. We could incur additional costs to comply with the new VGP and additional USCG or state ballast water management requirements.

At the international level, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, in March 2010, MEPC passed a resolution urging the ratification of the Convention and calling upon those countries that have already ratified it to encourage the installation of ballast water management systems.

If the mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

Greenhouse Gas Regulation

The 2005 Kyoto Protocol to the United Nations Framework Convention on Climate Change required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. International negotiations regarding a successor to the Kyoto Protocol are on-going. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The EEDI establishes a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan will be applicable to currently operating vessels of 400 metric tons and above. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. The EU is considering measures including an expansion of the existing EU emissions trading scheme to greenhouse gas emissions from marine vessels, The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile and stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

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

The table below lists the next dry-docking and special surveys scheduled for our each vessel in our fleet, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
M/V Free Goddess	Third quarter 2013	Third quarter 2015
M/V Free Hero	Third quarter 2013	Third quarter 2015
M/V Free Impala	Fourth quarter 2015	Fourth quarter 2012*
M/V Free Jupiter	Third quarter 2015	Second quarter 2017
M/V Free Knight	Second quarter 2016	Second quarter 2013
M/V Free Maverick	First quarter 2016	First quarter 2013*
M/V Free Neptune	Fourth quarter 2014	Third quarter 2016

* The M/V Free Impala and the M/V Free Maverick have not yet passed their special survey drydocking and no assurances can be made that the drydockings will be completed.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least their fair market values or such higher amounts as may be required to meet the requirements of any outstanding indebtedness on a particular vessel, with deductibles in amounts of approximately $250.

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

Legal Proceedings

Except as disclosed below, we are not and have not been involved in any legal proceedings that have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that may have significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources.

M/V Free Maverick

On November 5, 2012, the M/V Free Maverick was arrested in Morocco in relation to claims against the M/V Free Maverick and “sister ships”. Since then, the M/V Free Maverick is idle pending resolution in connection with creditors. The owners’ legal counsels were involved and instructed to dispute the arrest orders that had been issued based on invoices for other vessels under the Manager’s management on the basis that were owned by different entities. The appeal was heard in December 2012. The ruling issued in February 2013 was against us and the arrest orders were deemed to be standing. The Company has reached an agreement with the largest creditor and the arrest was subsequently lifted for this specific amount. The Company is also in discussions with the remaining creditors to settle the outstanding balance.

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

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of six Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of April 2, 2013, the aggregate dwt of our operational fleet is approximately 197,200 dwt and the average age of our fleet is 15.5 years.

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

Recent Developments

•	Effective January 1, 2013, Sherb & Co., LLP, or Sherb, combined its practice with RBSM LLP (“RBSM”), and going forward, RBSM will be the Company’s new independent registered public accounting firm.

•	As of January 9, 2013, the Company has sold the remaining 142,362 shares of its common stock to Dutchess, under the Dutchess Agreement for aggregate proceeds of $106.

•	On January 15, 2013, the Company issued 137,500 shares of its common stock (the “Settlement Shares”) to Hanover Holdings I, LLC (“Hanover”) in connection with a stipulation of settlement (the “Settlement Agreement”) of an outstanding litigation claim. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the 36th trading day following the date on which the Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Settlement Shares (the “True-Up Period”), rounded up to the nearest whole share (the “VWAP Shares”). The Settlement Agreement further provides that if, at any time and from time to time during the True-Up Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). On January 18 and 29, 2013 the Company delivered additional 40,000 and 8,284 shares, respectively, to Hanover.

•	On January 18, 2013, the Company’s’ Board of Directors approved the issuance of an additional 641,639 shares of the Company’s common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 under the management and services agreements with the Company. The number of shares to be issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 53,020 shares of the Company’s common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012. The aggregate number of shares to be issued to the directors was based on the closing price of the Company’s common stock on the last day of the fourth quarter of 2012, which is the date that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

•	On January 24, 2013, the Company entered into an Investment Agreement with Granite, pursuant to which, for a 36-month period, the Company has the right to sell up to 395,791 shares of its common stock, which equals approximately 24% of its 1,682,693 shares outstanding as of January 24, 2013. The Investment Agreement entitles the Company to sell and obligates Granite to purchase, from time to time over a period of 36 months (the “Open Period”), 395,791 shares of the Company’s common stock, subject to conditions the Company must satisfy as set forth in the Investment Agreement. For each share of common stock purchased under the Investment Agreement, Granite will pay 98% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days commencing on the day the Company delivers a put notice to Granite. Each such put may be for an amount not to exceed the greater of $500 or 200% of the average daily trading volume of our common stock for the three consecutive trading days prior to the put notice date, multiplied by the average of the three daily closing prices immediately preceding the put notice date. In no event, however, shall the number of shares of common stock issuable to Granite pursuant to a put cause the aggregate number of shares of common stock beneficially owned by Granite and its affiliates to exceed 9.99% of the outstanding common stock at the time. If the Company was to sell all 395,791 shares at a purchase price determined as described above, based on a put notice date of January 23, 2013, the Company would receive an aggregate of approximately $767 in proceeds from the sale of those shares.

•	On January 24, 2013, the Company received notice from FBB, according to which failure to (i) pay the $4,188 repayment installment due in December 2012, (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest

•	On February 13, 2013, we issued 185,000 shares of our common stock (the “Second Settlement Shares”) to Hanover in connection with a second stipulation of settlement (the “Second Settlement Agreement”) of an outstanding litigation claim. The Second Settlement Agreement provides that the Second Settlement Shares will be subject to adjustment on the 36th trading day following the date on which the Second Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement shall be equal to the quotient obtained by dividing (i) $740,651.57 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Second Settlement Shares (the “Second True-Up Period”), rounded up to the nearest whole share (the “Second VWAP Shares”). The Second Settlement Agreement further provides that if, at any time and from time to time during the Second True-Up Period, Hanover reasonably believes that the total number of Second Settlement Shares previously issued to Hanover shall be less than the total number of Second VWAP Shares to be issued to Hanover or its designee in connection with the Second Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Second True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee, and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Second Settlement Shares” for purposes of the Second Settlement Agreement). On February 19, 2013, the Company issued and delivered to Hanover 90,000 additional Second Settlement Shares, on February 25, 2013, the Company issued and delivered to Hanover another 90,000 additional Second Settlement Shares, on February 26, 2013 the Company issued and delivered to Hanover another 90,000 additional Second Settlement Shares, on February 27, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares, on February 28, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares and on March 4, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares. At the end of the Second True-Up Period, the Company issued and delivered 31,755 additional Second Settlement Shares to Hanover on March 6, 2013.

•	On January 22, 2013, the Company’s Board of Directors authorized a reverse stock split at a ratio of 1 for 10, which was effective at 8:00 am on February 14, 2013, New York time. The reverse stock split consolidates 10 shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares has been reduced from 18,759,778 to 1,875,978 subject to adjustment for fractional shares. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

•	On January 31, 2013, the Company entered into a convertible promissory note of $153.5 with Asher Enterprises, Inc. at the rate of eight percent per annum and with maturity date November 1, 2013. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate.

•	On February 13, 2013, the Company received notification from NASDAQ that effective February 19, 2013, the Company’s common stock would be transferred from the NASDAQ Global Market to the NASDAQ Capital Market. Thus, on February 14, 2013, the Company received notification from NASDAQ that the appeals hearing, scheduled for February 21, 2013, was cancelled. In accordance with Marketplace Rule 5810(c)(3)(A), the Company has until June 17, 2013, which is 180 calendar days from the date the initial compliance period ended, to regain compliance with the minimum bid price rule. To regain compliance, the closing bid price of the Company’s common stock must be at or above $1.00 per share for a minimum of 10 consecutive business days. NASDAQ may, in its discretion, require the Company to maintain a bid price of at least $1.00 per share for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. If the Company does not regain compliance by June 17, 2013, NASDAQ will provide written notification to the Company that the Company’s common stock may be delisted. At that time, the Company may then appeal the delisting determination to a hearings panel. There can be no assurances that the Company will be able to regain compliance with the NASDAQ minimum bid price rule and thereby maintain the listing of its common stock.

•	On February 15, 2013, the Company entered into a termination agreement of the Standby Equity Distribution Agreement, or SEDA with YA Global. As a result, the outstanding fees of $10 owed to YA Global under the SEDA were written off.

•	On February 19, 2013, the Company issued the press release announcing the approval of the transfer of the listing of the Company’s common stock to the NASDAQ Capital Market, the granting of the additional extension to comply with the minimum bid price requirement and the cancellation of the NASDAQ appeal hearing.

•	On February 28, 2013, pursuant to the approval of the Company’s Board of Directors at its January 18, 2013 meeting, the Company issued 641,639 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 41,909 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012.

•	In January, February and March 2013, the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank, totaling $120 along with accrued interest due. The Company is in discussions with Deutsche Bank to reach a mutually beneficial agreement.

•	In February and March and in April 2013, the Company did not pay the interest due of $124 and the interest rate swaps due of $80, respectively, with the Credit Suisse facility. The Company is in discussions with the bank to arrange a settlement of these.

•	On March 20, 2013, the Company issued and delivered to Hanover 350,000 shares (the “Settlement Shares”) of the Company’s common stock, $0.001 par value. Giving effect to such issuance, the Settlement Shares represent approximately 9.77% of the total number of shares of Common Stock presently outstanding. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the quotient obtained by dividing (i) $1,264,656.12 by (ii) 70% of the VWAP of the Common Stock over the 35-consecutive trading day period immediately following the date of issuance of the initial Settlement Shares (or such shorter trading-day period as may be determined by Hanover in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “VWAP Shares”). As a result, the Company ultimately may be required to issue to Hanover substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below). The Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company will issue to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares. Hanover may sell the shares of Common Stock issued to it or its designee in connection with the Settlement Agreement at any time without restriction, even during the Calculation Period. On March 21, 2013, the Company issued and delivered to Hanover 390,000 additional Settlement Shares, on March 22, 2013, the Company issued and delivered to Hanover another 420,000 additional Settlement Shares and on March 26, 2013 the Company issued and delivered to Hanover another 300,000 additional Settlement Shares. At the end of the True-Up Period, the Company issued and delivered 12,894 additional Settlement Shares to Hanover on March 26, 2013.

•	As of April 2, 2013, the Company has sold all the 395,791 shares of its common stock to Granite under the Investment Agreement for aggregate proceeds of $458.

•	On April 4, 2013, the Company received notification from NASDAQ that it has regained compliance with the NASDAQ Listing Rule 5450(a)(1) (the "Minimum Bid Price Rule") requirement for continued listing on NASDAQ, as the bid price of the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days.

•	On April 8, 2013, the Company entered into a convertible promissory note of $103.5 with Asher Enterprises, Inc. at the rate of eight percent per annum and with maturity date nine months after issuance. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate.

Employment and Charter Rates

All of our vessels are currently being chartered in the spot market. The following table details the vessels in our fleet as of April 10, 2013:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 20-25 day time charter trip at $4,700 per day through May 2013

M/V Free Knight	Handysize	1998	24,111	About 70-80 day time charter trip at $4,500 per day through April 2013

M/V Free Maverick	Handysize	1998	23,994	Idle pending resolution in connection with dispute with creditors

M/V Free Impala	Handysize	1997	24,111	Laid-up

M/V Free Neptune	Handysize	1996	30,838	About 65 day time charter trip at $6,500 per day through April 2013

M/V Free Hero	Handysize	1995	24,318	About 20-25 day time charter trip at $5,400 per day through April 2013

M/V Free Goddess	Handysize	1995	22,051	Being surveyed pending commencement of repairs after pirate seizure

On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. We commenced arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement. The proceedings were concluded and the award was in our favor. Thereafter, we reached a settlement with the charterer pursuant to which the charterer agreed to pay $800. Since then, the vessel is being surveyed pending commencement of temporary repairs at the port of refuge.

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

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “—Critical Accounting Policies—Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of December 31, 2012 and (ii) what we believe the charter free market value of each of our vessels was as of December 31, 2012, the aggregate carrying value of three of the vessels in our fleet as of December 31, 2012 exceeded their aggregate charter-free market value by approximately $55.8 million, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2012, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2012. However, as of December 31, 2012 and as of the date of this report, we were not and are not holding any of these vessels for sale.

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

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in “Item 3. Key Information—D. Risk Factors— The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings”.

Drybulk Vessels	DWT	Year Built	Carrying Value as of 12/31/2012 (in million USD)
Free Hero*	24,318	1995	$6.0
Free Jupiter*	47,777	2002	$14.0
Free Goddess	22,051	1995	$17.4 **
Free Impala*	24,111	1997	$6.5
Free Knight	24,111	1998	$29.5 **
Free Maverick	23,994	1998	$28.6 **
Free Neptune*	30,838	1996	$8.0
Total	197,200		$110.0

*	Vessels classified as held for sale.

**	Indicates drybulk carriers for which we believe, as of December 31, 2012, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $55.8 million.

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

As of December 31, 2012, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and market historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that for vessels that are intended to be held and used no impairment existed as of December 31, 2012, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel. For the vessels for which alternative courses of action (including their sale) are under consideration, an impairment charge of $12,480 was recognized in 2012 and reflected in the accompanying consolidated statement of operations.

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

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are offhire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue , (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, write-off of advances for vessels under construction, interest and finance cost net, provision and write-offs of insurance claims and bad debts and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessels were chartered in the spot market during the year ended December 31, 2012.

A standard maritime industry performance measure is the TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2010, 2011 and 2012 was $15,742, $9,408 and $4,515 respectively.

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

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2012, 2011 and 2010 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2012	2011	2010

Adjusted EBITDA (1)	$(6,055)	$5,833	$26,834

Fleet Data:

Average number of vessels (2)	7.02	8.21	9.65

Ownership days (3)	2,562	2,998	3,523

Available days (4)	2,529	2,960	3,430

Operating days (5)	2,337	2,865	3,329

Fleet utilization (6)	92.4%	96.8%	97.1%

Average Daily Results:

Average TCE rate (7)	$4,515	$9,408	$15,742

Vessel operating expenses (8)	4,242	4,858	5,282

Management fees (9)	726	634	561

General and administrative expenses(10)	1,494	1,538	1,117

Total vessel operating expenses (11)	$4,968	5,492	5,843

(1)	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, (gain)/loss on derivative instruments, stock-based compensation expense and stock-based compensation recognized for the issuance of shares to the Manager in payment of unpaid management, services and boars fees , vessel impairment loss, write-off of advances for vessels under construction, interest and finance cost net, provision and write-offs of insurance claims and bad debts and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	For the year ended December 31,
	2012	2011	2010
Net loss	$(30,888)	$(88,196)	$(21,821)
Depreciation and amortization	6,717	9,579	17,253
Amortization of deferred revenue	—	(136)	(1,034)
Stock-based compensation expense	1,159	122	559
Vessel impairment loss	12,480	69,998	26,631
Impairment of advances for vessels under construction	—	11,717	—
Loss on derivative instruments	85	178	465
Interest and finance cost, net of interest income	2,717	3,999	4,338
(Gain) on sale of vessel	—	(1,561)	(807)
Provision and write-offs of insurance claims and bad debts	1,675	133	1,250
Adjusted EBITDA	$(6,055)	$5,833	$26,834

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2012	2011	2010

Operating revenues	$14,260	$29,538	$57,650

Voyage expenses and commissions	$(3,709)	$(2,584)	$(5,244)

Net operating revenues	$10,551	$26,954	$52,406

Operating days	2,337	2,865	3,329

Time charter equivalent daily rate	$4,515	$9,408	$15,742

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2012	2011	2010

Vessel operating expenses	$10,868	$14,563	$18,607

Ownership days	2,562	2,998	3,523

Daily vessel operating expense	$4,242	$4,858	$5,282

(9)	Daily management fees are calculated by dividing total management fees paid (excluding stock-based compensation expense recognized for the issuance of shares to the Manager in payment of unpaid management fees) on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense and stock-based compensation expense recognized for the issuance of shares to the Manager in payment of unpaid services and Board fees) by ownership days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Year Ended December 31, 2012 as Compared to Year Ended December 31, 2011

REVENUES — Operating revenues for the year ended December 31, 2012 were $14,260 compared to $29,538 for the year ended December 31, 2011. The decrease of $15,278 is mainly attributable to the lower average daily TCE rate of $4,515 in the year ended December 31, 2012 compared to an average daily TCE rate of $9,408 in the year ended December 31, 2011 on the back of the very weak spot charter rates and to a lesser degree to the decrease of the average number of vessels in our fleet to 7.02 vessels for the year ended December 31, 2012 compared to 8.21 vessels for the year ended December 31, 2011 and to a lower fleet utilization of 93% for the year ended December 31, 2012 compared to 96.8% for the year ended December 31, 2011.

VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $2,835 for the year ended December 31, 2012, as compared to $807 for the year ended December 31, 2011. The variance in voyage expenses reflects mainly the increased replenishment of bunkers to the owners’ account and the increased idle time of the vessels during 2012.

For the year ended December 31, 2012, commissions charged amounted to $874, as compared to $1,777 for the year ended December 31, 2011. The decrease in commissions is mainly due to the large decrease of operating revenues for the year ended December 31, 2012 compared to the year ended December 31, 2011. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $10,868 in the year ended December 31, 2012, as compared to $14,563 in the year ended December 31, 2011. The decrease of $3,695, which is translated to daily operating expenses of $4,242 for the year ended December 31, 2012 versus $4,858 for the year ended December 31, 2011 is primarily due to the intensification of the cost cutting initiatives initiated in the fourth quarter of 2010 and continued throughout 2012 and the ownership of 7.02 vessels versus 8.21 during the prior year.

DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2012, depreciation expense totaled $5,729 as compared to $8,664 for the year ended December 31, 2011. The decrease of $2,935 in depreciation expense resulted mainly from the ownership of 7.02 vessels for the year ended December 31, 2012 compared to 8.21 vessels for the year ended December 31, 2011. For the year ended December 31, 2012, amortization of dry-dockings and special survey costs totaled $988, a slight increase of $73 over the $915 expenses reported in the year ended December 31, 2011. The main reason for the slight increase is the amortization, commenced in August 2012, of the M/V Free Jupiter scheduled dry-docking and special survey costs.

MANAGEMENT FEES — Management fees for the year ended December 31, 2,012 totaled $2,404, as compared to $1,900 in the year ended December 31, 2011. The $504 increase in management fees mainly resulted from the recognition of $543 as stock-based compensation expense for the issuance of: i) 201,037 shares of the Company's common stock to the Manager in payment of $916 in unpaid management fees due to the Manager for the first and third quarter of 2012 and ii) 149,561 shares on February 28, 2013 of its common stock to the Manager in payment of $266 in unpaid management fees due to the Manager for November and December 2012 under the management agreement with the Company.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $4,443 (including $616 stock-based compensation expense) for the year ended December 31, 2012, as compared to $4,734 (including $122 stock-based compensation expense) for the year ended December 31, 2011. The decrease of $291 due to the cost cutting policy applied throughout 2012, was counterbalanced by the amount of $494 recognized as stock-based compensation expense for the issuance of: i) 237,326 shares of the Company's common stock to the Manager in payment of $818 in unpaid services fees due to the Manager for the first and third quarter of 2012, in payment of $155 in unpaid Board fees for the last three quarters of 2011 and in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012 and ii) 195,219 shares on February 28, 2013 of its common stock to the Manager in payment of $272 in unpaid services fees due to the Manager for November and December 2012 and in payment of $48 in unpaid Board fees for the fourth quarter of 2012, under the services agreement with the Company.

 PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS — For the year ended December 31, 2012, the amount of $1,675 reflected the write-off of various long outstanding accounts receivable. The amount of $1,173 relates to the remaining outstanding balance of the KLC time charter, which the Company wrote-off. Despite the write-off, the Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court. The Company intends to seek a further award (if this matter does not settle) for the disputed balance, which is adequately secured. For the year ended December 31, 2011, the provision totaled $133, which reflected the write-off of various long outstanding accounts receivable.

GAIN/LOSS ON SALE OF VESSEL — During the year ended December 31, 2012, there were no vessel disposals. For the year ended December 31, 2011, the Company recognized a gain of $1,561 on the sale of the M/V Free Envoy.

VESSEL IMPAIRMENT LOSS — The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” for the year ended December 31, 2012 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. As of December 31, 2012, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $12,480 in the consolidated statements of operations, of which $2,880 relates to the M/V Free Hero, $3,360 to the M/V Free Jupiter, $3,360 to the M/V Free Impala and $2,880 to the M/V Free Neptune.

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the consolidated balance sheet for the year ended December 31, 2011 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On February 28, 2011, after obtaining the respective lenders consent (FBB), the Company’s Board of Directors, approved a plan of sale of the vessels M/V Free Impala and M/V Free Neptune within the context of its plans to fund its working capital requirements. On July 15, 2011, the Company’s Board of Directors approved a plan of sale of the vessels M/V Free Jupiter and M/V Free Lady (which was sold on November 8, 2011) as a result of the fourth supplemental agreement the Company entered into with Credit Suisse. Drydocking costs consists of the unamortized dry docking and special survey costs of the M/V Free Neptune which were included in “Vessels held for sale” following the vessel’s classification as held for sale in February 2011 as well as $373 relating to the cost of the drydocking and special survey performed on this vessel in November 2011. As of December 31, 2011, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $23,483 in the consolidated statements of operations.

IMPAIRMENT OF ADVANCES FOR VESSELS UNDER CONSTRUCTION — As of December 31, 2011, the Company has impaired the advances and the capitalized expenses relating to the vessels under construction after the cancelation of ABN AMRO financing commitment on December 30, 2011. There were no advances and capitalized expenses relating to the vessels under construction, since their cancelation in 2011, to be impaired for the year ended December 31, 2012.

FINANCING COSTS — Financing costs amounted to $2,717 for the year ended December 31, 2012 and $4,003 for the year ended December 31, 2011. The decrease of the interest and financing costs incurred for the year ended December 31, 2012 as compared to the same period in 2011 was attributed to:

•	the write-off of the commitment fees that ABN AMRO Bank had charged the Company for pre-delivery and post delivery debt financing for the purchase of the two newbuilding Handysize vessels which were canceled (the bank agreed to return them to the Company, pursuant to a settlement agreement entered into on April 13, 2012);

•	the lower weighted average interest rate as a result of the amended and restated facilities the Company entered with Credit Suisse and Deutsche Bank, on May 31, 2012 and September 7, 2012, respectively; and

•	the write-off of the unamortized deferred financing fees of $191 related to the prior Credit Suisse and Deutsche Bank loan facilities consequently;

alleviated by the quarterly amortization of the amendment and restructuring fees incurred, due to the amendment of Credit Suisse and Deutsche Bank loan facilities in May and September 2012, respectively.

GAIN/(LOSS) ON INTEREST RATE SWAPS — The Company is a party to two interest rate swap agreements that do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $4,340 and $2,323, respectively as of December 31, 2012 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in the fair value of the Company’s two interest rate swaps for the year ended December 31, 2012, 2011 and 2010 resulted in unrealized gains of $314, $361 and $129, respectively. The settlements on the interest rate swaps for the year ended December 31, 2012, 2011 and 2010 resulted in realized losses of $399, $539 and $594, respectively. The total of the change in fair value and settlements for the year ended December 31, 2012, 2011 and 2010 aggregate to losses of $85, $178 and $465, respectively, which is separately reflected in “Loss on derivative instruments” in the consolidated statements of operations.

NET LOSS — Net loss for the year ended December 31, 2012 was $30,888 as compared to net loss of $88,196 for the year ended December 31, 2011. The decrease of the net loss for the year ended December 31, 2012 resulted primarily from

•	the higher amount of impairment loss the Company recognized in the consolidated statements of operations in the year ended December 31, 2011, compared to an impairment loss of $12,480 the Company recognized in the year ended December 31, 2012 and

•	the write off of $11,717 regarding the advances of vessels under construction the Company recognized in the year ended December 31, 2011.

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

Liquidity and Capital Resources

We have historically financed our capital requirements from sales of equity securities, operating cash flows and long-term borrowings. As of December 31, 2012, our long-term borrowings totaled $89,169. We have primarily used our funds for capital expenditures to maintain our fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over two years, and the resulting material adverse impact on the Company’s results from operations, the Company has undertaken negotiations with each of its lenders to restructure the Company’s debt repayments. On May 31, 2012, the Company and Credit Suisse entered into a Sixth Supplemental Agreement to its Facility Agreement with Credit Suisse, which provided for, among other things, a deferral of principal payments until March 31, 2014. On September 7, 2012, the Company entered into an amended and restated facility with Deutsche Bank, which provides for, among other things, a reduction in and deferral of the balloon payment due on facility B from November 2012 to December 2015, a reduction in the amount of principal repayment and amendments to the financial covenants.

In February, March, April, November and December 2012 and January 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. The Company is seeking and will continue to seek similar restructured loan terms from FBB. Also the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in October, November and December 2012 and January, February and March 2013. As well in February, March and April 2013, the Company did not pay the interest due of $124 and the interest rate swaps due of $80, respectively, with the Credit Suisse facility. The Company is in discussions with both banks to reach a mutually beneficial agreement.

If the Company is not able to reach agreement with FBB as to restructured loan terms, or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

All of the above raises doubt regarding the Company’s ability to continue as a going concern. The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates remain at current low levels, including completion of the negotiations for the restructuring of its loan with FBB, offerings of common stock through equity line financings, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facility with FBB could result in defaults under all of the Company’s affected debt and the acceleration of such debt by its lender. Accordingly, as of December 31, 2012, the Company was required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities on its consolidated balance sheet since the Company had not received waivers in respect of the breaches discussed above at such time.

Cash Flows

Year Ended December 31, 2012 as Compared to Year Ended December 31, 2011

OPERATING ACTIVITIES — Net cash from operating activities decreased by $6,495 to $(2,025) for the year ended December 31, 2012, as compared to net cash from operating activities of $4,470 for the year ended December 31, 2011. The decrease resulted from the weak freight market in the year ended December 31, 2012 compared to the same period in 2011 and the reduced average number of vessels to 7.02 in the year ended December 31, 2012 from 8.21 in the year ended December 31, 2011.

INVESTING ACTIVITIES — Net cash provided by (used in) investing activities during the year ended December 31, 2012 was $nil, as compared to $18,422 provided by investing activities for the year ended December 31, 2011. The variation reflected the cancelation of the two Handysize newbuildings and the fact that no vessel disposals incurred during the year ended December 31, 2012.

FINANCING ACTIVITIES — The cash from financing activities for the year ended December 31, 2012 was $1,723, as compared to $(26,255) used in for the year ended December 31, 2011. The increase in cash was mainly due to:

•	the decrease of $1,125 in restricted cash;

•	the payment of the unpaid management and services fees of $2,271 due to the Manager in 2012 through the issuance of common shares to the Manager;

•

the equity raising of $629 through the equity line from YA Global and Dutchess; and

•	the raise of $250 from the sale of a promissory note, in August 2012, pursuant to the Note Purchase Agreement dated May 11, 2012 between the Company and YA Global.

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

Long-Term Debt

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.00% to 4%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the year ended December 31, 2012 and 2011 was 2.7% and 2.9%, respectively. Interest expense incurred under the above loan agreements amounted to $2,415, $ 3,173 (net of capitalized interest $282) and $3,932 or the years ended December 31, 2012, 2011 and 2010, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

Deutsche Bank Facility

On September 2, 2011, the Company instructed the Deutsche Bank in accordance with relevant provision of the facility agreement to postpone the repayment installment of $750 due on September 18, 2011, which will be paid on the termination date in December 2015.

In October 2011, the Company following negotiations with Deutsche Bank deferred the payment of an additional fee equal to $360, due on November 1, 2011, to January 2012 (Note 15).

In December 2011, the Company did not pay the $750 repayment installment along with accrued interest with Deutsche Bank and held discussions to permanently amend the amortization schedule including refinancing of the balloon due in November 2012.

On February 15, 2012, the Company received notice from Deutsche Bank, or Deutsche Bank, according to which Company's failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011, (v) set new financial covenants and (vi) comply with the loan to value covenant, are considered events of default. Deutsche Bank requested that the Company fulfill its obligations by March 15, 2012. The Company has not paid the aforementioned amounts or the $750 repayment installment along with accrued interest due in March 2012. On April 26, 2012, the Company was advised by Deutsche Bank that it would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012.

On September 7, 2012, the Company and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank. As amended and restated, the facility agreement:

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

In October, November and December 2012 and in January, February and March 2013, the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank, totaling $240 along with accrued interest due. The Company is in discussions with Deutsche Bank to reach a mutually beneficial agreement.

Credit Suisse Facility

On July 15, 2011, the Company entered into a Fourth Supplemental Agreement with Credit Suisse, which amended its existing credit facility to, among other things, defer its payments totaling $2,000, originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that the Company would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, the Company would sell one or two of the four vessels collateralizing the credit facility. This debt financing did not occur. Therefore, the Company initiated the sale of the M/V Free Jupiter and the M/V Free Lady. On October 3, 2011, the Company entered an agreement to sell the M/V Free Lady. The net proceeds of this sale amounting to $19,800 were applied to pay down the amount outstanding on this facility.

In light of the successful sale of the M/V Free Lady, the Company entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended the Fourth Supplemental Agreement to, among other things, reduce the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, the Company agreed to enter into a period time charter of at least twelve months for all mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters were not entered into by the date required, the Company agreed that will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero . In addition, under the Fifth Supplemental Agreement, the margin on this facility increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%. According to the terms of the agreement, failure to comply with the above would constitute an event of default. The Company did not conclude any time charter agreement and any agreement for the sale of the above mentioned vessels.

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

On February 15 2012, the Company received a proposal from Credit Suisse containing restructuring head terms for the full payment holiday of the principal and partial interest payment holiday until March 31, 2014, conditioned on approval from the Company’s other lenders. The Company has been advised that the proposal has been approved by Deutsche Bank. The Company is continuing discussions with FBB.

On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;

•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25

•	Release restricted cash of $1,125;

•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;

•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and

•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

As of December 31, 2012, the outstanding balance under the Facility Agreement totaled $36,450. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full. The Company is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

In February, March and April 2013, the Company did not pay the interest due of $124 and the interest rate swaps due of $80, respectively, with the Credit Suisse facility. The Company is in discussions with the bank to arrange a settlement of these.

FBB Facility

On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date on March 16, 2012. In addition, FBB granted a waiver to the security value covenant and the financial covenants, whose testing was waived until March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012, (ii) pay accrued interest and (iii) pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of the loan to value covenant constituted events of default, and that if all of the above events are not remedied on or before April 20, 2012, FBB will take whatever action is available to it. The Company has not either paid the installment of $837.5 which was due on June 18, 2012 or the accrued interest. On July 11, August 22, November 28, December 19, 2012 and on January 24, 2013, the Company received notices from FBB, according to which failure to (i) pay the $4,188 repayment installment due in December 2012, (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest.

ABN AMRO Bank Facility

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

Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO Bank returned to the Company all commitment fees paid to date less expenses and all further obligations of the parties were terminated.

Loan Covenants

As of December 31, 2012, the Company was in breach of certain of its financial covenants for its loan agreement with FBB, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $89,169 as current at December 31, 2012.

Deutsche Bank amended and restated facility agreement

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel;

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0;

Credit Suisse Sixth Supplemental Agreement

•	Value to loan ratio:

(a)	during the period commencing on April 1, 2014 and ending on September 30, 2014, the aggregate fair market value of the financed vessels must not be less than 115% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

(b)	during the period commencing on October 1, 2014 and ending on March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 120% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

(c)	after March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

FBB loan agreement

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Summary of Contractual Obligations

The following table summarizes our contractual obligations and their maturity dates as of December 31, 2012:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Debt	$89,169	$89,169	$—	$—	$—	$—	$—

Interest on variable-rate debt	1,501	1,501	—	—	—	—	—

Services fees to the Manager	9,403	1,635	1,635	1,635	1,635	1,635	1,228

Management fees to the Manager	9,696	1,822	683	683	683	683	5,142

Total obligations	$109,769	$94,127	$2,318	$2,318	$2,318	$2,318	$6,370

 The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands)

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	42	Chairman of the Board of Directors, Chief Executive Officer and President	2014
Alexandros Mylonas	39	Chief Financial Officer and Treasurer	—
Focko H. Nauta	55	Director	2013
Dimitrios Panagiotopoulos	52	Director	2014
Keith Bloomfield	42	Director	2013
Xenophon Galinas	56	Director	2015
Maria Badekas	41	Secretary	—

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

Dimitrios Panagiotopoulos joined our Board of Directors in 2007. He is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a master’s of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

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

Xenophon Galinas joined our Board of Directors in 2012. From July 2011 to July 2012, Mr. Galinas served as a managing director of Rodman & Renshaw LLC, an investment banking firm. Prior to joining Rodman & Renshaw, Mr. Galinas was a Managing Director and Head of Shipping at the investment banking firm of Morgan Joseph TriArtisan LLC, from September 2009 to June 2011. From February 2007 to August 2009, he served as a non-Executive Chairman of Manhattan Group Partners LLC, a New York-based merchant banking firm focused exclusively on shipping and transportation. From November 1986 to December 1998, he served as President of Olympic Tower Associates, Executive Vice President of Central American Steamship, Inc., and was a member of the Board of Directors of Williston S.A., all of which were management and business operating arms of the Alexander S. Onassis Public Benefit Foundation. Mr. Galinas served for 12 years as head of the Onassis Group’s business activities in the U.S. Mr. Galinas received a M.S. in Marine Engineering from the University of Michigan at Ann Arbor, and an MBA in finance from New York University.

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

The total gross cash compensation paid for 2011 and for the year ended December 31, 2012 to our directors was $52 and $nil, respectively. We have agreed to pay each of our non-executive directors a fee of $40 per year, except that if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Our directors were not paid any cash directors’ fees for the last three quarters of 2011 and for 2012.

On April 23, 2012, the Company’s Board of Directors approved the issuance of 166,069 shares of the Company's common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 19,964 shares of the Company's common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable.

On October 3, 2012, the Company’s Board of Directors approved the issuance of 219,650 shares of the Company's common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 32,679 shares of the Company’s common stock to the non-executive members of its Board of Directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the three quarters of 2012, which are the dates that the Board fees were due and payable.

On January 18, 2013, the Company’s’ Board of Directors approved the issuance of an additional 641,639 shares of the Company’s common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 under the management and services agreements with the Company. The number of shares to be issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 53,020 shares of the Company’s common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012. The aggregate number of shares to be issued to the directors was based on the closing price of the Company’s common stock on the last day of the fourth quarter of 2012, which is the date that the Board fees were due and payable.

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

The term of our Class A directors expires in 2015, the term of our Class B directors expires in 2013 and the term of our Class C directors expires in 2014. There are no agreements between us and any director that provide for benefits upon termination or retirement.

Board Committees

Our board of directors has an audit committee, a compensation committee, a nominating committee and a corporate governance committee. Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Nauta, Panagiotopoulos and Galinas, each of whom is an independent director. Mr. Nauta has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the NASDAQ Marketplace Rules.

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

Nominating Committee

Our nominating committee consists of Messrs. Bloomfield and Galinas, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Corporate Governance Committee

Our corporate governance committee consists of Messrs.  Bloomfield and Nauta, each of whom is an independent director. The corporate governance committee ensures that we have and follow appropriate governance standards.

Director Independence

Our securities are listed on the NASDAQ Stock Market and we are exempt from certain NASDAQ listing requirements including the requirement that our board be composed of a majority of independent directors. The Board of Directors has evaluated whether each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ requirements, the Board of Directors made a subjective determination as to each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the Board of Directors reviewed and discussed information provided by each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

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

Amended and Restated 2005 Stock Incentive Plan

Our Amended and Restated 2005 Stock Incentive Plan was implemented for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Our shareholders approved the plan on December 19, 2006. Awards may be granted under the plan in the form of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Pursuant to the plan, we have reserved 300,000 shares of our common stock for awards, of which 204,000 remain available for grant as of the date of this annual report.

In December 2007, the Company’s Board of Directors granted 900 options to directors and 2,500 options to executive officers of which 2,800 would vest in one year, 300 would vest in two years and 300 in three years from the grant, all at an exercise price of $412.50 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 2,200 of the stock options granted to them, leaving 1,200 stock options unexercised, which expired on December 24, 2012.

On December 31, 2009, the Company’s Board of Directors awarded 25,500 restricted shares to its non-executive directors, executive officers and certain of Manager’s employees. Of the unvested restricted shares amounted to 13,400 as of December 31, 2010, 1,000 and 400 restricted shares with an original vesting date on December 31, 2012 have been forfeited in June 2011 and October 2011, respectively. Of the remaining unvested restricted shares amounted to 12,000 as of December 30, 2012, 7,000 restricted shares vested on December 31 2012 and 5,000 restricted shares will vest on December 31, 2013.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets out certain information regarding the beneficial ownership of our common stock as of April 2, 2013 by each of our officers and directors, all of our officers and directors as a group, and each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name	Number of Shares of Common Stock Beneficially Owned	Shares of Common Stock Beneficially Owned (1)
Ion G. Varouxakis (2)	1,081,652	21.2%

All directors and executive officers as a group (six persons)	1,139,297	22.3%

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Based on 5,100,763 shares of common stock outstanding as of April 2, 2013.
(2)	Reflects 50,294 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis, 4,000 shares held directly by Mr. Ion Varouxakis and 1,027,358 shares owned by Free Bulkers S.A. Does not include 800 shares owned of record by V Estates S.A., which is controlled by his father, or 612 shares owned of record by his mother, as to which shares he disclaims beneficial ownership.

B.	Related Party Transactions

Manager

All vessels (except M/V Free Fighter, M/V Free Destiny, M/V Free Envoy and M/V Free Lady, which were sold in April 2007, August 2010, May 2011 and November 2011, respectively) receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

In June 2011, each of the ship-owning subsidiaries entered into an amended and restated management agreement and the Company entered into a services agreement with the Manager pursuant to which the monthly technical management fee increased from $16.5 to $18.975 and the monthly services fee increased from $118.5 to $136.275, effective June 1, 2011. In addition, in connection with the relocation of the Company’s offices in June 2011, the Company entered into an agreement with the Manager pursuant to which the Company agreed to pay the Manager 65% of the rental due for the office space, commencing June 2011, and 65% of the apportioned common expenses and maintenance expenses.

In addition, based on the amended services agreement the Company reimbursed the Manager with the lump sum of $144 (equivalent of Euro 100) for the expenses incurred in relation to the relocation of the Manager’s offices and early termination cost for previous lease agreement. This compensation is included in “General and Administrative Expenses” in the accompanying consolidated statement of operations.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendent attendance and other direct expenses.

The Company also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Manager. During the year ended December 31, 2012, there were no vessel disposals. During the year ended December 31, 2011, the Company paid the Manager $261 relating to the sale of the M/V Free Envoy and M/V Free Lady (Note 5). In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $174, $371 and $728 for the years ended December 31, 2012, 2011 and 2010 respectively, included in “Commissions” in the accompanying consolidated statements of operations.

The Company also pays, as per its services agreement with the Manager, a monthly fee of $136.275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2012 would be approximately $89,020. In connection with the shares to be issued to the Manager in payment of unpaid management and services fees, described below, the Manager has waived its right to terminate the services agreement and receive such termination fee.

On April 23, 2012, the Company’s Board of Directors approved the issuance of 166,069 shares of the Company's common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 19,964 shares of the Company's common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. On August 10, 2012, pursuant to the above approval of the Company’s Board of Directors, the Company issued 166,069 shares of its common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 and 19,964 shares of its common stock to its non-executive directors in payment of $155 in unpaid Board fees for the last three quarters of 2011. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

On October 3, 2012, the Company’s Board of Directors approved the issuance of 219,650 shares of the Company's common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 32,679 shares of the Company’s common stock to the non-executive members of its Board of Directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the three quarters of 2012, which are the dates that the Board fees were due and payable. On October 11, 2012, pursuant to the above approval of the Company’s Board of Directors, the Company issued 219,650 shares of its common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 and 32,679 shares of its common stock to its non-executive directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

On January 18, 2013, the Company’s’ Board of Directors approved the issuance of an additional 641,639 shares of the Company’s common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 53,020 shares of the Company’s common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012. The aggregate number of shares issued to the directors was based on the closing price of the Company’s common stock on the last day of the fourth quarter of 2012, which is the date that the Board fees were due and payable. On February 28, 2013, pursuant to the above approval of the Company’s Board of Directors, the Company issued 641,639 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 41,909 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

Fees and expenses charged by the Manager are included in the consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel”, “Vessel impairment loss”, “Advances for vessels under construction” and “Write-off of advances for vessels under construction”. The total amounts charged for the year ended December 31, 2012, 2011 and 2010 amounted to $4,560 ($2,404 of management fees, $1,985 of services fees, $134 of superintendent fees and $37 for other expenses), $4,451 ($1,900 of management fees, $1,609 of services fees, $146 of superintendent fees, $144 for compensation of relocation expenses, $179 for other expenses and $473 for management fees and supervision expenses for vessels under construction), and $3,826 ($1,978 of management fees, $1,439 of services fees, $178 of superintendent fees, $117 for other expenses and $114 for management fees and supervision expenses for vessels under construction), respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2012 include the net amount of $1,037 recognized as stock-based compensation expense (the amount of $1,442 recognized as stock-based compensation expense netted by the amount of $405 recognized as gain) for the issuance of the aggregate 385,719 shares of the Company's common stock to the Manager and the issuance of the aggregate 52,643 shares of the Company’s common stock to the non-executive members of its Board of Directors. As well, the above mentioned stock-based compensation expense includes the compensation recognized for the approved issuance (on January 18, 2013) of 355,890 additional common shares to the Manager in payment of $538 in unpaid fees due to the Manager for November and December 2012 and in payment of $48 in unpaid Board fees for the fourth quarter of 2012.

On December 31, 2009, the Company’s Board of Directors awarded 25,500 restricted shares to its non-executive directors, executive officers and certain of Manager’s employees. Of the remaining 12,000 unvested restricted shares, 7,000 vested on December 31, 2012 and 5,000 will vest on December 31, 2013 pursuant to the Company’s equity incentive plan. The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in the consolidated statements of operations.

The balance due from the Manager as of December 31, 2012 and December 31, 2011 was $346 and $563 respectively. The amount paid to the Manager for office space during the year ended December 31, 2012, 2011 and 2010 was $143, $178 and $204, respectively and is included in “General and administrative expenses” in the consolidated statements of operations.

First Business Bank (FBB)

The Company received from FBB, in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750 in December 2009, to refinance its then existing loan balance of $21,750 with FBB and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2012 was $23,237. Interest charged under the loan facility for the year ended December 31, 2012, 2011 and 2010 amounts to $1,115, $812 and $893, respectively, and is included in “Interest and finance costs” in the consolidated statements of operations.

On December 23, 2011 the Company agreed by letter with FBB to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants and their testing has been waived until March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of loan to value covenant constitute events of default and notifies the Company that if remedy of all of the above is not made up to April 20, 2012, FBB will take whatever action is open to them. The Company has not either paid the installment of $837.5 which was due on June 18, 2012 or the accrued interest. On July 11, August 22, November 28, December 19, 2012, and January 24, 2013 the Company received notices from FBB, according to which failure to (i) pay the $4,188 repayment installment due in December 2012, (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest.

Other Related Parties

The Company, through the Manager, uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2012, 2011 and 2010, such ship-brokering firm charged the Company commissions of $43, $56 and $175, respectively, which are included in “Commissions” in the consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2012 and December 31, 2011 was $94 and $84, respectively.

C.	Interest of Experts and Counsel

Not required.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B.	Significant Changes

Except as described in this annual report, since the date of the annual financial statements included in this annual report, no significant changes have occurred to our financial condition.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The closing high and low sales prices of our common stock as reported by the NASDAQ Stock Market, for the years, quarters and months indicated, are as follows (adjusted to give effect of our one share for five share reverse stock split that was effective on October 1, 2010 and our one share for ten share reverse split that was effective on February 14, 2013):

	Common Stock
For the Years Ended:	High	Low
December 31, 2008	$398.50	45.00
December 31, 2009	174.50	58.50
December 31, 2010	79.50	36.10
December 31, 2011	38.90	4.00
December 31, 2012	18.50	0.70

	Common Stock
For the Quarters Ended:	High	Low
March 31, 2011	$38.90	$27.50
June 30, 2011	28.00	17.50
September 30, 2011	22.70	8.20
December 31, 2011	11.30	4.00
March 31, 2012	9.30	8.00
June 30, 2012	18.50	6.30
September 30, 2012	6.60	2.10
December 31, 2012	2.40	0.70

	Common Stock
For the Months Ended:	High	Low
October 31, 2012	$2.40	$1.80
November 30, 2012	2.40	1.40
December 31, 2012	1.70	0.70
January 31, 2013	5.80	0.62
February 28, 2013	3.22	0.86
March 31, 2013	2.15	0.91

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common stock began trading on the NASDAQ Capital Market on February 26, 2013 under the trading symbol “FREE.” Prior to that time, our common stock traded on the NASDAQ Global Market between November 8, 2007 and February 25, 2013 under the trading symbol “FREE.” Prior to that time, our common stock was traded on the NASDAQ Capital Market under the symbol “FREE.”

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

Item 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

The information required herein was provided in the Registration Statement on Form F-1 (File No. 333-145203), the report on Form 6-K dated October 22, 2009, both previously filed by us with the Securities and Exchange Commission and incorporated herein by reference, and filed herewith as Exhibit 1.5.

One million shares of our preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan as described below.

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

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•	any person other than our existing shareholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

C.	Material Contracts

The following is a summary of the agreements considered material to the Company and should be read together with the full text of such agreements.

•	On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24,2007, as amended, between the Company and Credit Suisse. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt".

•	On September 7, 2012, the Company and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt".

D.	Exchange Controls.

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.

E.	Taxation.

The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to a U.S. Holder, as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with U.S. Holders that hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders provided such stockholders are not residents of the Marshall Islands. Holders of our common stock who are not residents of, domiciled in, or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common stock.

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

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF OUR COMMON STOCK ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS ANNUAL REPORT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States;

•	we satisfy one of the following ownership tests (discussed in more detail below): (1) more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” which includes persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “Qualified Shareholder Ownership Test,” or (2) our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test;” and we are not considered “closely held,” which we refer to as the “Closely-Held Test;” and

•	we meet certain substantiation, reporting and other requirements.

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

Since the 2007 tax year, we have claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test. For 2012 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. While we expect to satisfy the Publicly-Traded Test for such years, there can be no assurance in this regard. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during the tax year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Capital Market.

Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Capital Market, and accordingly, we will satisfy this listing requirement.

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the tax year or 1/6 of the days in a short tax year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short tax year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States, and such class of stock is regularly quoted by dealers making a market in such stock. While we anticipate that we will satisfy the trading frequency and trading volume tests, satisfaction of these requirements is outside of our control and hence, no assurances can be provided that we will satisfy the Publicly-Traded Test each year.

In addition, even if the “primarily traded” and “regularly traded” portions of the Publicly-Traded Test described above are satisfied, the Closely-Held Test provides, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any tax year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the tax year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as “5% Shareholders.” For purposes of being able to determine our 5% Shareholders under the Closely-Held Test, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for purposes of the Closely-Held Test.

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

For tax years beginning before January 1, 2013, dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a “U.S. Individual Holder,” will generally be treated as “qualified dividend income” that is taxable to such a U.S. Individual Holder at preferential tax rates provided that (1) we are not a passive foreign investment company for the tax year during which the dividend is paid or the immediately preceding tax year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Capital Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions treated as dividends paid by us that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Sale, Exchange or Other Disposition of Common Stock. Assuming we do not constitute a passive foreign investment company for any tax year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences. Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any tax year in which such holder held our common stock, either:

•	at least 75% of our gross income for such tax year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such tax year produce, or are held for the production of, passive income.

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any tax year. Although we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes support this position. However, a recent case reviewing the deductibility of commissions by a foreign sales corporation decided that time charter income constituted rental income under the law. While the IRS asserted in such case that the time charter income should be considered services income, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs and time charter income, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any tax year, we cannot assure you that the nature of our operations will not change in the future.

If we are determined to be a PFIC for any tax year (or portion thereof) that is included in the holding period of a U.S. Holder of our common stock, and the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for our first tax year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its common stock; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a tax year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common stock during the three preceding tax years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common stock).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common stock;

•	the amount allocated to the U.S. Holder’s current tax year and any tax years in the U.S. Holder’s holding period before the first day of our first tax year in which we are a PFIC, will be taxable as ordinary income;

•	the amount allocated to other tax years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other tax year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder will avoid the PFIC tax consequences described above in respect to our common stock by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the tax year of the U.S. Holder in which or with which our tax year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held our common stock while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first tax year as a PFIC in which the U.S. Holder owns (or is deemed to own) our common stock, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any tax year of ours that ends within or with a tax year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC, and the U.S. Holder owns (or is deemed to hold) our common stock, the PFIC rules discussed below will continue to apply to such shares unless the holder makes a purging election, as described below, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

If a U.S. Holder has made a QEF election with respect to our common stock, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first tax year as a PFIC in which the U.S. Holder owns (or is deemed to own) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale of our common stock generally will be taxable as capital gain, and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult with their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any tax year, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder, at the close of its tax year, owns shares in a PFIC that are treated as “marketable stock”, the U.S. Holder may make a mark-to-market election with respect to such shares for such tax year. If the U.S. Holder makes a valid mark-to-market election for the first tax year of the U.S. Holder in which the U.S. Holder owns (or is deemed to hold) common stock in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common stock. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its common stock at the end of its tax year over the adjusted basis in its common stock. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common stock over the fair market value of its common stock at the end of its tax year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common stock will be treated as ordinary income. The mark-to-market election is available only if our common stock is treated as marketable stock. If our common stock is listed on the NASDAQ Capital Market and is regularly traded on such market in accordance with applicable Treasury Regulations, our common stock will be treated as “marketable stock” for this purpose. U.S. Holders are advised to consult with their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common stock under their particular circumstances.

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any tax year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are advised to consult with their tax advisors concerning the application of the PFIC rules (and the QEF and mark-to-market elections) to our common stock under their particular circumstances.

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

Sale, Exchange or Other Disposition of Common Stock. Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the tax year of disposition and other conditions are met.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-49760.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system. Certain of our material documents or filings can also be viewed on SEDAR (the System for Electronic Document Analysis and Retrieval of the Canadian securities regulatory authorities) at www.sedar.com.

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

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

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

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and use of our cash flows in the 2012 fiscal year by approximately $639 based upon our debt level during the period in 2012 during which we had debt outstanding.

The following table sets forth for a period of five years the sensitivity of the loans on each of the vessels owned by us during fiscal 2012 in U.S. dollars to a 100-basis-point increase in LIBOR.

(In thousands of U.S. Dollars)
Vessel Name	2013	2014	2015	2016	2017
Free Hero / Free Goddess / Free Jupiter	$370	$362	$327	$-	$-
Free Impala / Free Neptune	$214	$221	$187	$148	$-
Free Knight	$149	$146	$133	$-	$-
Free Maverick	$149	$146	$133	$-	$-

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt” for a full description of each of these loans.

Interest Rate Risk

We are exposed to interest rate risk associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. We have two interest rate swaps outstanding with a total notional amount of $6,663 as of December 31, 2012. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in our earnings.

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

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2012, 2011 and 2010, approximately 29%, 32% and 55%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2012 by approximately $374 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2012.

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

Charter Market Risk

Our revenues, earnings and profitability are affected by the prevailing charter market rates. During 2012, the BDI remained volatile. In 2012, the BDI reached a high of 1,738 in January 2012 and a low of 647 in February 2012. Furthermore, charter rates have been particularly volatile during the first three months of 2013. On, March 25, 2013, the BDI was 935, increasing from a low of 698 on January 2, 2013. Such chartering market volatility is expected to adversely impact our financial performance for the relevant quarter including its net income and cash flow.

The M/V Free Jupiter was on time charter with Korea Line Corp, or KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire was received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. The Company commenced arbitration proceedings against KLC, and has taken action to obtain security, including the arrest of KLC assets. As a result, the Company obtained third-party security in the amount of $1.68 million (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. The Company also obtained cash security held in escrow in the amount of $182 from the execution of a lien on sub-hires. KLC has counterclaimed by way of set-off, alleging that KLC is entitled to retain the amount of hire that was deducted because of the Company’s alleged breach of charterparty. The Company denies these allegations and continues to assert its claim to recover the full amount deducted by KLC. On January 25, 2011, KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court approved and confirmed a rehabilitation plan. Upon the issuance of the final award of the arbitration tribunal, and for any amount in excess of the third-party security and cash security, the Company may participate in the approved rehabilitation plan. On January 17, 2012, the Company obtained an interim award under which it was awarded the part of the claim that KLC had admitted was undisputed, $832, plus interest, legal costs, and the cost of the tribunal. Following the interim award, the Company received approximately $335. The majority of the balance of $511 that has been awarded is unsecured. The Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court. The Company intends to seek a further award (if this matter does not settle) for the disputed balance, which is adequately secured. Despite above actions, the Company wrote-off the remaining outstanding balance $1,173 of the KLC time charter, which is included in "Provision and write-offs of insurance claims and bad debts" in the consolidated statements of operations for the year ended December 31, 2012.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Please see “Item 5. Operating and Financial Review and Prospects - Recent Developments” and “- Long-Term Debt” for a full description of loan defaults.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Except as described elsewhere in this document, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in 2012 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan). There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2012. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable United States securities regulatory requirements. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s chief executive and chief financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. A system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well the system is conceived or operated. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on that evaluation under this framework, our management concluded that as of December 31, 2012, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm regarding internal control over financial reporting. As we are neither a large accelerated filer nor an accelerated filer, our management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes to Internal Controls and Procedures for Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

Our board has determined that Mr. Mr. Focko Nauta, an independent director, qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Nauta’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

Item 16B.	Code of Ethics.

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics has been filed as an exhibit to this annual report and is available on the Corporate Governance section of our website at www.freeseas.gr. We will also provide a paper copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Alexandros Mylonas, Chief Financial Officer.

Item 16C.	Principal Accountant Fees and Services.

Independent Public Accountants Fees

The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2012	2011
Audit fees (1)	$193	$550
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$193	$550

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2012 and 2011, as well as fees for services related to the Company’s additional filings relating to possible capital raises.

Audit Committee Pre-Approved Policies and Procedures

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended December 31, 2012.

Item 16F.	Change in Registrant’s Certifying Accountant.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”) was previously the principal accountants for the Company. On September 11, 2012, our Audit Committee approved the retention of Sherb as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and dismissed E&Y.

During the two fiscal years ended December 31, 2011, and the subsequent interim period through September 11, 2012, there were no: (1) disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit reports of E&Y on the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2011 and 2010, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

E&Y 's report on the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2011 and 2010, contained a separate paragraph stating that” The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has failed to meet scheduled payment obligations under its loan facilities and has not complied with certain covenants included in its loan agreements with banks. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 3. The 2011 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.”

During the two years ended December 31, 2011 and any subsequent interim period prior to engaging Sherb, neither we nor or anyone on our behalf consulted Sherb regarding (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Sherb concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Effective January 1, 2013, Sherb combined its practice with RBSM, and as a result, RBSM is the Company’s new independent registered public accounting firm.

Item 16G.	Corporate Governance.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements

See Financial Statements attached hereto as pages F-1 to F-35.

Item 19.	Exhibits

ITEM 19.	EXHIBITS

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-5 for the year ended December 31, 2010 and incorporated herein by reference

1.6	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 12, 2013	Exhibit 3.01 to Registrant’s Form 6-K filed on February 14, 2013 and incorporated herein by reference

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.2	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.3	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.4	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.4 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.5	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.6	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.6 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.7	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.8	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.8 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.9	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.56 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.10	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.11	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.12	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Exhibit 4.12 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.13	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.14	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.15	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.16	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.17	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.18	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.19	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.20	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.21	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.22	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.23	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.24	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.25	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.26	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.64 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.27	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.28	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.66 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.29	First Preferred Liberian Ship Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.67 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.30	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.68 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.31	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.69 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.32	Addendum No. 2 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Lady in favor of Credit Suisse AG	Exhibit 4.32 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.33	Fourth Supplemental Agreement dated July 15, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.3 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.34	Fifth Supplemental Agreement dated November 7, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.4 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.35	Credit Suisse Letter dated August 4, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.35 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.36	Credit Suisse Letter dated September 6, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.36 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.37	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.38	Letter Agreement dated February 2, 2012 with Credit Suisse	Filed as Exhibit 4.31 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.39	Standby Equity Distribution Agreement dated May 11, 2012 between FreeSeas and YA Global Masters SPV Ltd.	Exhibit 99.2 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

4.40	Note Purchase Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Masters SPV Ltd.	Exhibit 99.3 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

4.41	Sixth Supplemental Agreement dated May 31, 2012 among FreeSeas Inc., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A., Adventure Ten S.A., Free Bulkers S.A., and Credit Suisse AG	Exhibit 99.1 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.42	Facility Agreement (as amended and restated) between FreeSeas Inc. and Credit Suisse AG	Exhibit 99.2 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.43	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Five S.A. and Credit Suisse AG	Exhibit 99.3 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.44	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Six S.A. and Credit Suisse AG	Exhibit 99.4 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.45	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Eight S.A. and Credit Suisse AG	Exhibit 99.5 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.46	Deed of Release dated May 31, 2012 by Credit Suisse AG in favor of Adventure Ten S.A.	Exhibit 99.6 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.47	Amendment to Standby Equity Distribution Agreement dated June 28, 2012 between FreeSeas Inc. and YA Global Master SPV, Ltd.	Exhibit 99.1 to Registrant’s Form 6-K, as filed June 29, 2012 and incorporated herein by reference

4.48	Amendment and Restatement Agreement dated September 7, 2012 by and among FreeSeas Inc., certain of the Company's subsidiaries and Deutsche Bank Nederland N.V.	Exhibit 99.1 to Registrant’s Form 6-K, as filed September 19, 2012 and incorporated herein by reference

4.49	Investment Agreement dated as of October 11, 2012 by and between FreeSeas Inc. and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership.	Exhibit 99.1 to Registrant’s Form 6-K, as filed October 12, 2012 and incorporated herein by reference

4.50	Registration Rights Agreement dated as of October 11, 2012, by and between FreeSeas Inc. and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership.	Exhibit 99.2 to Registrant’s Form 6-K, as filed October 12, 2012 and incorporated herein by reference

4.51	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed January 15, 2013 and incorporated herein by reference

4.52	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated January 14, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed January 15, 2013 and incorporated herein by reference

4.53	Investment Agreement dated as of January 24, 2013 by and between FreeSeas Inc. and Granite State Capital, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed January 24, 2013 and incorporated herein by reference

4.54	Registration Rights Agreement dated as of January 24, 2013 by and between FreeSeas Inc. and Granite State Capital, LLC	Exhibit 99.2 to Registrant’s Form 6-K, as filed January 24, 2013 and incorporated herein by reference

4.55	Amendment to Stipulation of Settlement, dated January 31, 2013.	Exhibit 99.1 to Registrant’s Form 6-K, as filed February 1, 2013 and incorporated herein by reference

4.56	Order dated January 31, 2013.	Exhibit 99.2 to Registrant’s Form 6-K, as filed February 1, 2013 and incorporated herein by reference

4.57	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed February 13, 2013 and incorporated herein by reference

4.58	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated February 13, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed February 13, 2013 and incorporated herein by reference

4.59	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

4.60	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated March 19, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

4.61	Revised Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated March 20, 2013	Exhibit 99.3 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

8.1	Subsidiaries of the Registrant	Exhibit 21.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-162630) filed on March 30, 2011 and incorporated herein by reference

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith

16.1	Letter from Sherb & Co., LLP to the SEC, dated as of April 19, 2013.	Filed herewith

101 INS	XBRL Instance Document*	Submitted herewith

101 SCH	XBRL Taxonomy Extension Schema Document*	Submitted herewith

101 CAL	XBRL Taxonomy Calculation Linkbase Document*	Submitted herewith

101 LAB	XBRL Taxonomy Labels Linkbase Document*	Submitted herewith

101 PRE	XBRL Taxonomy Presentation Linkbase Document*	Submitted herewith

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document*	Submitted herewith

*	Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

Dated: April 19, 2013	By:	/s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FreeSeas Inc.

We have audited the accompanying consolidated balance sheets of FreeSeas Inc. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreeSeas Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has failed to meet scheduled payment obligations under its loan facilities and has not complied with certain covenants included in its loan agreements. It has also failed to make required payments to Deutsche Bank Nederland as agreed to in its September 7, 2012 amended and restated facility agreement and received notices of default from First Business Bank as describe in Note 10. Furthermore, the vast majority of the Company’s assets are considered to be highly illiquid and if the Company were forced to liquidate, the amount realized by the Company could be substantially lower that the carrying value of these assets. These conditions among others raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 3. The 2012 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ RBSM LLP

New York, NY

April 19, 2013

FREESEAS INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Notes	December 31, 2012	December 31, 2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$29	$331
Restricted cash		—	1,125
Trade receivables, net of provision of $1,313 and $1,336 for 2012 and 2011, respectively		1,230	3,324
Insurance claims	11	276	627
Due from related party	4	346	563
Inventories		521	603
Deferred charges — current portion	8	—	330
Prepayments and other		389	500
Vessels held for sale	6	32,792	45,272

Total current assets		$35,583	$52,675
Vessels, net	5	75,690	81,419
Deferred charges, net of current	8	3,086	886

Total non-current assets		$78,776	$82,305

Total assets		$114,359	$134,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$13,809	$7,958
Accrued liabilities		2,834	1,897
Unearned revenue		204	216
Due to related party	4	94	84
Derivative financial instruments	9	446	760
Bank loans	10	89,169	88,946

Total current liabilities		$106,556	$99,861

Total liabilities		$106,556	$99,861

Commitments and Contingencies	11	—	—
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	13,15	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized, 1,362,830 and 647,562 shares issued and outstanding at December 31, 2012 and 2011, respectively	13,15	2	1
Additional paid-in capital		131,335	127,764
Accumulated deficit		(123,534)	(92,646)

Total shareholders’ equity		$7,803	$35,119

Total liabilities and shareholders’ equity		$114,359	$134,980

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Year Ended December 31,
	2012	2011	2010
OPERATING REVENUES	$14,260	$29,538	$57,650

OPERATING EXPENSES:
Voyage expenses	(2,835)	(807)	(1,887)
Commissions	(874)	(1,777)	(3,357)
Vessel operating expenses	(10,868)	(14,563)	(18,607)
Depreciation expense (Note 5)	(5,729)	(8,664)	(15,365)
Amortization of deferred charges (Note 8)	(988)	(915)	(1,888)
Management and other fees to a related party (Note 4)	(2,404)	(1,900)	(1,978)
General and administrative expenses	(4,443)	(4,734)	(4,494)
Provision and write-offs of insurance claims and bad debts	(1,675)	(133)	(1,250)
Gains on sale of vessel (Note 5)	—	1,561	807
Vessel impairment loss (Notes 5,6)	(12,480)	(69,998)	(26,631)
Impairment of advances for vessels under construction (Note 7)	—	(11,717)	—

Loss from operations	(28,036)	(84,109)	(17,000)

OTHER INCOME (EXPENSE):
Interest and finance costs	(2,717)	(4,003)	(4,375)
Loss on derivative instruments (Note 9)	(85)	(178)	(465)
Interest income	—	4	37
Other	(50)	90	(18)

Other expense	$(2,852)	$(4,087)	$(4,821)

Net loss	$(30,888)	$(88,196)	$(21,821)

Basic loss per share	$(36.90)	$(136)	$(34.56)
Diluted loss per share	$(36.90)	$(136)	$(34.56)
Basic weighted average number of shares	837,173	648,507	631,360
Diluted weighted average number of shares	837,173	648,507	631,360

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands of United States Dollars, except for share data)

	Common Shares (Notes 1 and 13)	Common Shares $	Additional Paid-in Capital	Retained Earnings (Accumulated deficit)	Total

Balance December 31, 2009	649,785	$1	$127,080	$17,371	$144,452
Net loss	—	—	—	(21,821)	(21,821)
Stock compensation expense	—	—	559	—	559
Restricted shares forfeited	(1,000)	—	—	—	—

Balance December 31, 2010	648,785	1	127,639	(4,450)	123,190
Net loss	—	—	—	(88,196)	(88,196)
Stock compensation expense	—	—	122	—	122
Restricted shares forfeited	(1,400)	—	—	—	—
Exercise of warrants	177	—	3	—	3

Balance December 31, 2011	647,562	1	127,764	(92,646)	35,119

Net loss	—	—	—	(30,888)	(30,888)
Stock compensation expense	—	—	1,159	—	1,159
Restricted shares forfeited	—	—	—	—	—
Stock issued	715,268	1	2,412	—	2,413

Balance December 31, 2012	1,362,830	$2	$131,335	$(123,534)	$7,803

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States Dollars)

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
Cash Flows from Operating Activities:
Net loss	$(30,888)	$(88,196)	$(21,821)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation (Note 5)	5,729	8,664	15,365
Amortization of deferred financing fees (Note 8)	555	176	211
Amortization of deferred dry-docking and special survey costs (Note 8)	988	915	1,888
Provision and write-offs of insurance claims and bad debts	1,675	133	1,250
Stock compensation cost (Notes 4,14)	1,159	122	559
Write off of deferred financing fees (Note 8)	191	100	—
Change in fair value of derivatives (Note 9)	(314)	(361)	(129)
Amortization of deferred revenue	—	(136)	(1,034)
Gain on sale of vessel (Note 5)	—	(1,561)	(807)
Vessel impairment loss	12,480	69,998	26,631
Write-off of advances for vessels under construction (Note 7)	—	11,717	—

Changes in operating assets and liabilities:
-Trade receivables	419	(1,300)	(490)
-Insurance claims	351	(494)	4,992
-Due from related party	217	722	125
-Inventories	82	568	(570)
-Prepayments and other	111	(110)	382
-Accounts payable	5,849	3,636	(3,164)
-Accrued liabilities	937	670	(133)
-Unearned revenue	(12)	(214)	14
-Due to related party	2,050	(14)	80
Dry-docking and special survey costs paid (Note 8)	—	(192)	(2,547)
(Increase) – decrease of deferred charges (Note 8)	(3,303)	—	—
Dry-docking and special survey costs for vessels held for sale (Note 8)	(301)	(373))	—

Net Cash (used in) provided by Operating Activities	(2,025)	4,470	20,802

Cash flows from Investing Activities:
Advances for vessels under construction (Note 7)	—	(6,052)	(5,665)
Proceeds from sale of vessel, net	—	24,474	2,846

Net Cash provided by (used in) Investing Activities	—	18,422	(2,819)

Cash flows from Financing Activities:
Decrease – (increase) in restricted cash	1,125	5,255	(3,130)
Proceeds from note (Note 15)	250	—	—
Payments of bank loans	(40)	(31,513)	(17,500)
Proceeds from issuance of common stock	388	—	—
Exercise of warrants (Note 12)	—	3	—

Net Cash provided by (used in) Financing Activities	$1,723	$(26,255)	$(20,630)

Net decrease in cash and cash equivalents	$(302)	$(3,363)	$(2,647)
Cash and cash equivalents, beginning of year	331	3,694	6,341

Cash and cash equivalents, end of year	$29	$331	$3,694

Supplemental Cash Flow Information:
Cash paid for interest	$1,089	$2,938	$4,017
Cash paid for taxes	$—	$—	$—
Non-Cash Operating Activities:
Shares issued to settle fees owed to the Manager	$2,040	$—	—

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

All share-related and per share information in the notes have been adjusted to give effect to the one share for five share reverse stock split that was effective on October 1, 2010 and the one share for ten share reverse stock split that was effective on February 14, 2013.

During the year ended December 31, 2012, the Company owned and operated six Handysize dry bulk carriers and one Handymax dry bulk carrier. As of December 31, 2012, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract Termination

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A

Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A

Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A

Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12

Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12

2.	Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or “U.S. GAAP”) and include in each of the three years in the period ended December 31, 2012 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2012 and 2011, no such interest existed.

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

c) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. For the year ended December 31, 2012, one charterer individually accounted for more than 10% of the Company’s voyage revenues, one charterer individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2011, and three charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2010 as follows:

Charterer	2012	2011	2010
A	22%	33%	12%
B	Less than 10%	Less than 10%	14%
C	Less than 10%	Less than 10%	16%

d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in other income/loss in the accompanying consolidated statements of operations.

e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

f) Restricted Cash: Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security required under the respective loan agreements.

g) Trade Receivables, net: The amount shown as Trade Receivables at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of an allowance for doubtful debts. An estimate is made of the allowance for doubtful debts based on a review of all outstanding amounts at year end, and an allowance is made for any accounts which management believes are not recoverable.

h) Insurance Claims: Insurance claims comprise claims submitted and/or claims in the process of compilation for submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. They are recorded as incurred on the accrual basis and represent the claimable expenses incurred, net of deductibles, the recovery of which is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed. Any non-recoverable amounts are included in accrued liabilities and depending on their nature, are classified as operating expenses or voyage expenses in the statement of operations. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

i) Inventories: Inventories, which are comprised of bunkers and lubricants remaining on board of the vessels at year end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

j) Advances for vessels under construction: This account includes milestone payments relating to the shipbuilding contracts with the shipyard, and various pre-purchase costs and expenses for which the recognition criteria are met.

k) Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred.

l) Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s assets, the fleets useful life was increased from 27 to 28 years since the date of initial delivery from the shipyard. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels.

m) Vessels held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups of assets as being held for sale in accordance with ASC 360, “Property, Plant and Equipment,” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset; (ii) the asset is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the consolidated balance sheet.

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

As of December 31, 2012, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and market historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that for vessels that are intended to be held and used no impairment existed as of December 31, 2012, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel. For the vessels for which alternative courses of action (including their sale) are under consideration, an impairment charge of $12,480 was recognized in 2012 and reflected in the accompanying consolidated statement of operations. (see Notes 5 and 6)

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

o) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over periods of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off. In the accompanying financial statements, costs deferred are presented on a consistent basis and are limited to actual costs incurred at the yard, paints, class renewal expenses, and parts used in the dry docking or special survey. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit. Unamortized dry-docking and special survey costs of vessels that are sold are written off at the time of the respective vessels’ sale and are included in the calculation of the resulting gain or loss from such sale.

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

r) Interest Rate Swaps: The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements, designated as “economic hedges” are recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2010, 2011 and 2012, there was no derivative transaction meeting such hedge accounting criteria; therefore the change in their fair value is recognized in earnings.

s) Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, trade receivables (net of allowance), insurance claims, prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, approximate their respective fair values.

t) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

u) Fair value option: In February, 2007, the FASB issued ASC 825, “Financial Instruments,” which permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company evaluated the guidance contained in ASC 825 and elected not to report any existing financial assets or liabilities at fair value that are not already reported at fair value, therefore the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this pronouncement.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

v) Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms, in return for payment of an agreed upon freight rate per ton of cargo. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading of its next fixed cargo and is deemed to end upon the completion of the discharge of the current cargo. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is provided. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned. Probable losses on voyages in progress are provided for in full at the time such losses can be estimated.

w) Profit Sharing Arrangements: From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may have received additional income at an agreed percentage of net earnings earned by such charterer, where those earnings are over the base rate of hire and settled periodically during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned.

x) Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income as incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

y) Stock-Based Compensation: Following the provisions of ASC 718, “Compensation- Stock Compensation” the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was in substance, a separate award.

z) Earnings/(Losses) per Share: Basic earnings/(losses) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (warrants, options and restricted shares) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

aa) Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, review operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

bb) Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

cc) Recent Accounting Pronouncements:

Fair Value

In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance was effective for the Company beginning January 1, 2012. The adoption of the new guidance for fair value measurements had no effect on the Company’s consolidated financial statements.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Comprehensive Income

In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU is effective for the fiscal years beginning after December 15, 2011. The Company follows the provisions of ASC 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The provisions of ASU 2011-05 had no effect on the Company’s consolidated financial statements. In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities”. The objective of this update is to provide enhanced disclosures that will enable financial statements’ users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, FASB issued an Accounting Standards Update for balance sheet, which contains new disclosure requirements regarding the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. The new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company does not expect a material impact on the Company’s consolidated financial statements as a result of the adoption of this standard.

In July 2012, the FASB released an Accounting Standards Update for Intangibles-Goodwill and Other, Testing Indefinite-Lived Intangible Assets for Impairment. The ASU gives companies the option to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. Under the guidance, if this option is selected, a company is not required to calculate the fair value of the indefinite-lived intangible unless the entity determines it is more likely than not that its fair value is less than its carrying amount. The provisions are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, but early adoption is permitted. The Company’s adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued new accounting guidance that improves the reporting of reclassifications out of accumulated other comprehensive income. This new guidance requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income when applicable or to cross-reference the reclassifications with other disclosures that provide additional detail about the reclassifications made when the reclassifications are not made to net income. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2012. The Company does not expect this guidance to have a material impact on the Company’s consolidated financial statements.

3.	Going Concern

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over three years, and the resulting material adverse impact on Company’ results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. Based on the Company’s cash flow projections for 2013, cash on hand will not be sufficient to cover scheduled debt repayments as of December 31, 2012 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. The Company has incurred net losses of $30,888, $88,196 and $21,821 during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the Company had working capital deficits of $70,973 and $47,186, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from the normal course of business operations when they come due and to generate profitable operations in the future.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In addition, the Company has undertaken negotiations with each of its lenders to restructure its debt repayments. On May 31, 2012, the Company and Credit Suisse entered into a Sixth Supplemental Agreement to its Facility Agreement with Credit Suisse, which provided for, among other things, a deferral of principal payments until March 31, 2014 (Note 10). On September 7, 2012, the Company entered into an amended and restated facility with Deutsche Bank, which provides for, among other things, a reduction in and deferral of the balloon payment due on facility B from November 2012 to December 2015, a reduction in the amount of principal repayment and amendments to the financial covenants (Note 10).

In February, March, April, November and December 2012, the Company received notifications from First Business Bank S.A. (FBB) that the Company is in default under its loan agreement as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreement. Although the Company is seeking and will continue to seek waivers to certain covenants from FBB, and continues negotiations to restructure its debt, it is uncertain that it will be able to succeed as this is currently subject to the agreement of the bank. The Company is in discussions with the bank to permanently amend the amortization schedule and resolve the foregoing defaults. Also the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in October, November and December 2012. The Company is in discussions with Deutsche Bank to reach a mutually beneficial agreement.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates remain at current low levels, including completion of the negotiations for the restructuring of its loan with FBB, offerings of common stock through a Standby Equity Distribution Agreement and an Equity Line Facility, (please see Note 17 “Subsequent events” for recent developments), disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facility with FBB could result in defaults under all of the Company’s affected debt and the acceleration of such debt by its lender. Accordingly, as of December 31, 2012, the Company was required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities on its consolidated balance sheet since the Company had not received waivers in respect of the breaches discussed above at such time.

The consolidated financial statements as of December 31, 2012, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt and derivative financial instrument liability.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In addition, based on the amended services agreement the Company reimbursed the Manager with the lump sum of $144 (equivalent of Euro 100) for the expenses incurred in relation to the relocation of the Manager’s offices and early termination cost for previous lease agreement. This compensation is included in “General and Administrative Expenses” in the accompanying consolidated statement of operations.

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

The Company also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. The Manager has subcontracted the charter and post charter management of the Company’s vessels and pays the 1.25% of the gross freight or hire from the employment of the vessels to Safbulk Pty Ltd (“Safbulk”), an entity affiliated with one of the Company’s shareholders. Such sub-management agreement was terminated in March 2012 and the Manager has commenced the provision of the commercial management of the Company’s fleet. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Manager. During the year ended December 31, 2012, there were no vessel disposals. During the year ended December 31, 2011, the Company paid the Manager $261 relating to the sale of the M/V Free Envoy and M/V Free Lady (Note 5). In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $174, $371 and $728 for the years ended December 31, 2012, 2011 and 2010 respectively, included in “Commissions” in the accompanying consolidated statements of operations.

The Company also pays, as per its services agreement with the Manager, a monthly fee of $136.275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2012 would be approximately $89,020. In connection with the shares to be issued to the Manager in payment of unpaid management and services fees, described below, the Manager has waived its right to terminate the services agreement and receive such termination fee.

On April 23, 2012, the Company’s Board of Directors approved the issuance of 166,069 shares of the Company's common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 19,964 shares of the Company's common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

On October 3, 2012, the Company’s Board of Directors approved the issuance of 219,650 shares of the Company's common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 32,679 shares of the Company’s common stock to the non-executive members of its Board of Directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the three quarters of 2012, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

On January 18, 2013, the Company’s’ Board of Directors approved the issuance of an additional 641,639 shares of the Company’s common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 under the management and services agreements with the Company. The number of shares to be issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 53,020 shares of the Company’s common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012. The aggregate number of shares to be issued to the directors was based on the closing price of the Company’s common stock on the last day of the fourth quarter of 2012, which is the date that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws (Note 17).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Fees and expenses charged by the Manager are included in the accompanying consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel”, “Vessel impairment loss”, “Advances for vessels under construction” and “Write-off of advances for vessels under construction”. The total amounts charged for the year ended December 31, 2012, 2011 and 2010 amounted to $4,560 ($2,404 of management fees, $1,985 of services fees, $134 of superintendent fees and $37 for other expenses), $4,451 ($1,900 of management fees, $1,609 of services fees, $146 of superintendent fees, $144 for compensation of relocation expenses, $179 for other expenses and $473 for management fees and supervision expenses for vessels under construction), and $3,826 ($1,978 of management fees, $1,439 of services fees, $178 of superintendent fees, $117 for other expenses and $114 for management fees and supervision expenses for vessels under construction), respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2012 include the net amount of $1,037 recognized as stock-based compensation expense (the amount of $1,442 recognized as stock-based compensation expense netted by the amount of $405 recognized as gain) for the issuance of the aggregate 385,719 shares of the Company's common stock to the Manager and the issuance of the aggregate 52,643 shares of the Company’s common stock to the non-executive members of its Board of Directors. As well, the above mentioned stock-based compensation expense includes the compensation recognized for the approved issuance (on January 18, 2013) of 355,890 additional common shares to the Manager in payment of $538 in unpaid fees due to the Manager for November and December 2012 and in payment of $48 in unpaid Board fees for the fourth quarter of 2012 (Note 17).

On December 31, 2009, the Company’s Board of Directors awarded 25,500 restricted shares, as adjusted to reflect the reverse stock split effective February 14, 2013, to its non-executive directors, executive officers and certain of Manager’s employees. Of the remaining 12,000 unvested restricted shares, 7,000 vested on December 31, 2012 and 5,000 will vest on December 31, 2013 pursuant to the Company’s equity incentive plan (Note 14).The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

The balance due from the Manager as of December 31, 2012 and 2011 was $346 and $563, respectively. The amount paid to the Manager for office space during the year ended December 31, 2012, 2011 and 2010 was $143, $178 and $204, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

First Business Bank (FBB)

The Company received from FBB, in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750 (Note 10) in December 2009, to refinance its then existing loan balance of $21,750 with FBB and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2012 was $23,237. Interest charged under the loan facility for the year ended December 31, 2012, 2011 and 2010 amounts to $1,115, $812 and $893, respectively, and is included in “Interest and finance costs” in the accompanying consolidated statements of operations.

On December 23, 2011 the Company agreed by letter with FBB to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants and their testing has been waived until March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of loan to value covenant constitute events of default and notifies the Company that if remedy of all of the above is not made up to April 20, 2012, FBB will take whatever action is open to them. The Company has not either paid the installment of $837.5 which was due on June 18, 2012 or the accrued interest. On July 11, August 22, November 28 and December 19, 2012, the Company received notices from FBB, according to which failure to (i) pay the $4,188 repayment installment due in December 2012, (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Other Related Parties

The Company, through the Manager uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2012, 2011 and 2010, such ship-brokering firm charged the Company commissions of $43, $56 and $175, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2012 and 2011 was $94 and $84, respectively.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2009	$309,816	$(39,115)	$270,701
Depreciation	—	(15,365)	(15,365)
Disposal	(7,600)	5,561	(2,039)
Vessel held for sale	(27,981)	5,472	(22,509)
Vessel impairment charge	(22,921)	5,824	(17,097)
December 31, 2010	$251,314	$(37,623)	$213,691

Depreciation	—	(8,664)	(8,664)
Disposal	(9,461)	7,279	(2,182)
Vessels held for sale	(76,302)	1,214	(75,088)
Vessel impairment charge	(62,414)	16,076	(46,338)
December 31, 2011	$103,137	$(21,718)	$81,419
Depreciation	—	(5,729)	(5,729)
December 31, 2012	$103,137	$(27,447)	$75,690

Vessel disposed during the year ended December 31, 2010.

On July 30, 2010, the Company agreed to sell the M/V Free Destiny. The vessel was delivered to the buyers on August 27, 2010 and the Company recognized a gain of $807 as a result of the sale. From the proceeds of the sale, the Company paid on November 1, 2010 an amount of $2,700 constituting prepayment towards the Deutsche Bank (“Deutsche Bank,” formerly known as Hollandsche Bank Unie) loan facility B (Note 10).

Vessels disposed during the year ended December 31, 2011.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Vessels disposed during the year ended December 31, 2012.

During the year ended December 31, 2012, there were no vessel disposals.

The M/V Free Maverick is currently idle pending resolution in connection with dispute with creditors.

6.	Vessels held for sale

Net Book Value
December 31, 2009	$—
Additions	22,509
Vessel impairment charge	(8,903)
December 31, 2010	$13,606
Additions	75,088
Disposals	(20,503)
Drydocking costs	564
Vessel impairment charge	(23,483)
December 31, 2011	$45,272
Vessel impairment charge	(12,480)
December 31, 2012	$32,792

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

Vessels classified as assets held for sale during the year ended December 31, 2011.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Vessels classified as assets held for sale during the year ended December 31, 2012.

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2012 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date.

As of December 31, 2012, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $12,480 in the accompanying consolidated statements of operations, of which $2,880 relates to the M/V Free Hero, $3,360 to the M/V Free Jupiter, $3,360 to the M/V Free Impala and $2,880 to the M/V Free Neptune. The Company is currently continuing its attempts to sell these vessels and will sell them, whenever the conditions are considered satisfactory.

7.	Advances for Vessels under Construction

On August 17, 2010, two of the Company’s wholly owned subsidiaries entered into shipbuilding contracts with a Chinese shipyard for the construction of two drybulk vessels of approximately 33,600 dwt each for an aggregate purchase price of $49,880 including extra costs of approximately $1,080 in total.

As of December 31, 2011, the Company impaired the advances and the capitalized expenses relating to the shipbuilding contracts due to lack of financing after the cancelation of ABN AMRO financing commitment and delayed scheduled payment to the yard resulting in a default situation as per the construction contract.

8.	Deferred Charges

	Dry Docking Costs– Non Current	Special Survey Costs – Non Current	Financing Costs- Current	Total
December 31, 2009	$753	$1,425	$817	$2,995
Additions	1,610	937	—	2,547
Write-offs	(298)	(333)	—	(631)
Amortization	(834)	(1,054)	(211)	(2,099)
December 31, 2010	$1,231	$975	$606	$2,812
Additions	172	20	—	192
Write-offs	(126)	(280)	(100)	(506)
Vessels held for sale	(124)	(67)	—	(191)
Amortization	(622)	(293)	(176)	(1,091)
December 31, 2011	$531	$355	$330	$1,216
Additions	—	—	3,303	3,303
Write-offs	—	—	(191)	(191)
Vessels held for sale	112	189	—	301
Amortization	(628)	(360)	(555)	(1,543)
December 31, 2012	$15	$184	$2,887	$3,086

Additions to financing costs in 2012 related to the amendment and restructuring fees of $1,823 and $1,480, concerning the Credit Suisse and Deutsche Bank loan facilities, respectively, both due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facilities become due or are repaid in full.

Additions to deferred dry-docking and special survey costs in 2011 related to the dry docking and special survey of the M/V Free Maverick.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Unamortized deferred financing fees of $191 related to the Credit Suisse and Deutsche Bank loan facilities, were written off due to the amended and restated facilities the Company entered with Credit Suisse and Deutsche Bank Nederland, on May 31, 2012 and September 7, 2012, respectively (Note 10).

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

The Company is a party of two interest rate swap agreements which do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $4,340 and $2,323, respectively as of December 31, 2012 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in the fair value of the Company’s two interest rate swaps for the years ended December 31, 2012, 2011 and 2010 resulted in unrealized gains of $314, $361 and $129, respectively. The settlements on the interest rate swaps for the years ended December 31, 2012, 2011 and 2010 resulted in realized losses of $399, $539 and $594, respectively. The total of the change in fair value and settlements for the year ended December 31, 2012, 2011 and 2010 aggregate to losses of $85, $178 and $465, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

As of December 31, 2012 the Company was in breach of certain of its financial covenants relating to its loan agreement with FBB (Note 10). Thus the cross default provisions of the swap agreements would be activated and as such and in accordance with the guidance related to classification of obligations that are callable by the creditor, the Company has classified the entire long-term amount as current at December 31, 2012. In this respect the total fair value amounting to $446 is reflected in “Derivative financial instruments-current portion” in the accompanying consolidated balance sheets.

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

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	$—	$—	$446	$760

	Derivative financial instruments - net of current portion	—	—	—	—

	Total derivatives	$—	$—	$446	$760

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Effect of Derivative Instruments on the Statement of Operations for the Years Ended December 31, 2012, 2011 and 2010

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Loss Recognized on Derivative Location	2012	2011	2010
Interest rate swaps	Loss on derivative instruments	$85	$178	$465

Total		$85	$178	$465

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

•	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

•	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis as of the valuation date:

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2012	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$446	$—	$446	$—

Total	$446	$—	$446	$—

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Non -Recurring measurements:	2011	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$45,272	$—	$45,272	$—

Total	$45,272	$—	$45,272	$—

Non -Recurring measurements:	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$32,792	$—	$32,792	$—

Total	$32,792	$—	$32,792	$—

In accordance with the provisions of relevant guidance, as of December 31, 2012, the Company compared the carrying values of the M/V Free Hero , the M/V Free Jupiter , the M/V Free Impala and the M/V Free Neptune which were classified as held for sale in the accompanying consolidated balance sheet for the year ended December 31, 2012 (Note 6), with their estimated fair market values less costs to sell and recognized an impairment loss of $12,480 in the accompanying consolidated statements of operations.

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

10.	Long-Term Debt

Long-term debt as of December 31, 2012 and 2011 consists of the following bank loans:

	(In thousands of U.S. Dollars)
	December 31, 2012			December 31, 2011
Lender	Current Portion	Long- term portion	Total	Current portion	Long- term	Total
Deutsche Bank Nederland (a)	$14,741	$—	$14,741	$13,250	$—	$13,250
Deutsche Bank Nederland (b)	$14,741	$—	$14,741	$16,009	$—	$16,009
Credit Suisse (c)	$8,170	$—	$8,170	$19,099	$—	$19,099
Credit Suisse (d)	$8,170	$—	$8,170	$17,351	$—	$17,351
Credit Suisse (e)	$20,110	$—	$20,110	$—	$—	$—
First Business Bank (f)	$23,237	$—	$23,237	$23,237	$—	$23,237
Total	$89,169	$—	$89,169	$88,946	$—	$88,946

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The remaining repayment terms of the loans outstanding as of December 31, 2012 are as follows:

Lender	Vessel	Remaining Repayment Terms
(a) Deutsche Bank	M/V Free Knight	Five monthly repayments of $20 through April 30, 2013 and a monthly repayment of $11.5 on May 31, 2013, thereafter six consecutive quarterly repayments of $337 commencing on June 30, 2014 followed by one balloon payment of $12,607.5 due on December 31, 2015.

(b) Deutsche Bank	M/V Free Maverick	Five monthly repayments of $20 through April 30, 2013 and a monthly repayment of $11.5 on May 31, 2013, thereafter six consecutive quarterly repayments of $337 commencing on June 30, 2014 followed by one balloon payment of $12,607.5 due on December 31, 2015.

(c) Credit Suisse	M/V Free Hero	Seven quarterly installments of $286 commencing on June 30, 2014 and a balloon payment of $6,168 payable together with the last installment due on December 31, 2015.
(d) Credit Suisse	M/V Free Goddess	Seven quarterly installments of $286 commencing on June 30, 2014 and a balloon payment of $6,168 payable together with the last installment due on December 31, 2015.
(e) Credit Suisse	M/V Free Jupiter	Seven quarterly installments of $350 commencing on June 30, 2014 and a balloon payment of $17,660 payable together with the last installment due on December 31, 2015.

(f) First Business Bank	M/V Free Impala M/V Free Neptune	Fifteen quarterly installments of $837.5 and a balloon payment of $10,675, payable together with the last installment due on December 16, 2016.

The vessels indicated in the above table are pledged as collateral for the respective loans.

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.00% to 4%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the year ended December 31, 2012 and 2011 was 2.7% and 2.9%, respectively. Interest expense incurred under the above loan agreements amounted to $2,415, $ 3,173 (net of capitalized interest $282) and $3,932 or the years ended December 31, 2012, 2011 and 2010, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

Deutsche Bank Facility

On September 2, 2011, the Company instructed the Deutsche Bank in accordance with relevant provision of the facility agreement to postpone the repayment installment of $750 due on September 18, 2011, which will be paid on the termination date in December 2015.

In October 2011, the Company following negotiations with Deutsche Bank deferred the payment of an additional fee equal to $360, due on November 1, 2011, to January 2012 (Note 15).

In December 2011, the Company did not pay the $750 repayment installment along with accrued interest with Deutsche Bank and held discussions to permanently amend the amortization schedule including refinancing of the balloon due in November 2012.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On February 15, 2012, the Company received notice from Deutsche Bank Nederland, or Deutsche Bank, according to which Company's failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011, (v) set new financial covenants and (vi) comply with the loan to value covenant, are considered events of default. Deutsche Bank requested that the Company fulfill its obligations by March 15, 2012. The Company has not paid the aforementioned amounts or the $750 repayment installment along with accrued interest due in March 2012. On April 26, 2012, the Company was advised by Deutsche Bank that it would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012.

On September 7, 2012, the Company and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank. As amended and restated, the facility agreement:

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

In October, November and December 2012, the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank, totaling $120 along with accrued interest due of $165. The Company is evaluating its options and is in discussion with Deutsche Bank to reach a mutually beneficial agreement.

Credit Suisse Facility

On July 15, 2011, the Company entered into a Fourth Supplemental Agreement with Credit Suisse which amended its existing credit facility to, among other things, defer its payments totaling $2,000, originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that the Company would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, the Company would sell one or two of the four vessels collateralizing the credit facility. This debt financing did not occur. Therefore, the Company initiated the sale of the M/V Free Jupiter and the M/V Free Lady. On October 3, 2011, the Company entered an agreement to sell the M/V Free Lady. The net proceeds of this sale amounting to $19,800 were applied to pay down the amount outstanding on this facility.

In light of the successful sale of the M/V Free Lady, the Company entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended the Fourth Supplemental Agreement to, among other things, reduce the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, the Company agreed to enter into a period time charter of at least twelve months for all mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters were not entered into by the date required, the Company agreed that will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero . In addition, under the Fifth Supplemental Agreement, the margin on this facility increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%. According to the terms of the agreement, failure to comply with the above would constitute an event of default. The Company did not conclude any time charter agreement and any agreement for the sale of the above mentioned vessels.

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

On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;
•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25;
•	Release restricted cash of $1,125;
•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;
•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and
•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

As of December 31, 2012, the outstanding balance under the Facility Agreement totaled $36,450. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full. The Company is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

FBB Facility

On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date on March 16, 2012. In addition, FBB granted a waiver to the security value covenant and the financial covenants, whose testing was waived until March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012, (ii) pay accrued interest and (iii) pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of the loan to value covenant constituted events of default, and that if all of the above events are not remedied on or before April 20, 2012, FBB will take whatever action is available to it. The Company has not either paid the installment of $837.5 which was due on June 18, 2012 or the accrued interest. On July 11, August 22, November 28 and December 19, 2012, the Company received notices from FBB, according to which failure to (i) pay the $4,188 repayment installment due in December 2012, (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

ABN AMRO Bank Facility

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

Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO Bank returned to the Company all commitment fees paid to date less expenses and all further obligations of the parties were terminated.

Loan Covenants

As of December 31, 2012, the Company was in breach of certain of its financial covenants for its loan agreement with FBB, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $89,169 as current at December 31, 2012.

Deutsche Bank amended and restated facility agreement:

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

Credit Suisse Sixth Supplemental Agreement:

•	Value to loan ratio:

(a)	during the period commencing on April 1, 2014 and ending on September 30, 2014, the aggregate fair market value of the financed vessels must not be less than 115% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;
(b)	during the period commencing on October 1, 2014 and ending on March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 120% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank; and
(c)	after March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

FBB loan agreement:

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

“See Note 5 for current status of M/V Free Maverick”.

11.	Commitments and Contingencies

The following table summarizes our contractual obligations and their maturity dates as of December 31, 2012:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Debt	$89,169	$89,169	$—	$—	$—	$—	$—

Interest on variable-rate debt	1,501	1,501	—	—	—	—	—

Services fees to the Manager	9,403	1,635	1,635	1,635	1,635	1,635	1,228

Management fees to the Manager	9,696	1,822	683	683	683	683	5,142

Total obligations	$109,769	$94,127	$2,318	$2,318	$2,318	$2,318	$6,370

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

 The M/V Free Jupiter was on time charter with Korea Line Corp, or KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire was received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. The Company commenced arbitration proceedings against KLC, and has taken action to obtain security, including the arrest of KLC assets. As a result, the Company obtained third-party security in the amount of $1.68 million (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. The Company also obtained cash security held in escrow in the amount of $182 from the execution of a lien on sub-hires. KLC has counterclaimed by way of set-off, alleging that KLC is entitled to retain the amount of hire that was deducted because of the Company’s alleged breach of charterparty. The Company denies these allegations and continues to assert its claim to recover the full amount deducted by KLC. On January 25, 2011, KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court approved and confirmed a rehabilitation plan. Upon the issuance of the final award of the arbitration tribunal, and for any amount in excess of the third-party security and cash security, the Company may participate in the approved rehabilitation plan. On January 17, 2012, the Company obtained an interim award under which it was awarded the part of the claim that KLC had admitted was undisputed, $832, plus interest, legal costs, and the cost of the tribunal. Following the interim award, the Company received approximately $335. The majority of the balance of $511 that has been awarded is unsecured. The Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court. The Company intends to seek a further award (if this matter does not settle) for the disputed balance, which is adequately secured. Despite above actions, the Company wrote-off the remaining outstanding balance $1,173 of the KLC time charter, which is included in "Provision and write-offs of insurance claims and bad debts" in the accompanying consolidated statements of operations for the year ended December 31, 2012.

On December 4, 2012, the M/V Free Jupiter enrooted from West Africa to Brazil in order to load her next cargo, she has suffered a malfunction on her main engine that prevented her on completing the transit on her own power. The Owners engaged in a Lloyds open form agreement with a Brazilian tug company and the vessel was towed to Brazil for repairs, which are claimable from hull and machinery underwriters.

In addition to the above claims, the aggregate outstanding balance of the Company’s other claims as of December 31, 2012 stands at $276 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. We commenced arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement. The proceedings were concluded and the award was in our favor. Thereafter, we reached a settlement with the charterer pursuant to which the charterer agreed to pay $800.

On November 5, 2012, the M/V Free Maverick was arrested in Morocco in relation to claims against the M/V Free Maverick and “sister ships”. Since then, the M/V Free Maverick is idle pending resolution in connection with creditors. The owners’ legal counsels were involved and instructed to dispute the arrest orders that had been issued based on invoices for other vessels under the Manager’s management on the basis that were owned by different entities. The appeal was heard in December 2012. The ruling issued in February 2013 was against us and the arrest orders were deemed to be standing. The Company has reached an agreement with the largest creditor and the arrest was subsequently lifted for this specific amount. The Company is also in discussions with the remaining creditors to settle the outstanding balance.

12.	Earnings/(Losses) per Share

On June 9, 2011, the Company extended the expiration date and reduced the exercise price for its 165,500 outstanding Class Z warrants. The expiration date of the Class Z warrants was extended to August 12, 2011 from July 26, 2011 and the exercise price per share was reduced to $1.80 per one-tenth (1/10) of a share of common stock, or $18 per whole share of common stock, from $25 per one-tenth (1/10) of a share, or $250 per whole share. As of August 12, 2011, 886 Class Z warrants had been exercised and 177 shares of Common Stock were issued; the remaining Class Z warrants expired unexercised. In addition, the 15,000 Class A warrants held by the founding shareholders, which had an exercise price of $25.00 per 1/10 share or $250 per whole share, were not exercised and expired on July 29, 2011.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On December 24, 2012, the 1,200 shares of common stock that were reserved for issuance upon the exercise of outstanding options were not exercised and expired.

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective February 14, 2013. The computation of the dilutive common shares outstanding at December 31, 2012 and 2011 does not include the non vested restricted shares discussed in Note 14, as the Company reported losses for the years ended December 31, 2012 and 2011.

The components of the denominator for the calculation of basic earnings/(losses) per share and diluted earnings/(losses) per share for the years ended December 31, 2012, 2011 and 2010, respectively, adjusted to reflect the reverse stock split effective February 14, 2013 (Note 13), are as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Numerator
Net loss – basic and diluted	$(30,888)	$(88,196)	$(21,821)
Basic earnings per share denominator:
Weighted average common shares outstanding	837,173	648,507	631,360
Diluted earnings per share denominator:
Weighted average common shares outstanding	837,173	648,507	631,360
Dilutive common shares:
Options	—	—	—
Warrants	—	—	—
Restricted shares	—	—	—

Dilutive effect	—	—	—

Weighted average common shares – diluted	837,173	648,507	631,360

Basic income/(loss) per common share	$(36.90)	$(136)	$(34.56)
Diluted income/(loss) per common share	$(36.90)	$(136)	$(34.56)

13.	Reverse stock split

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

On January 22, 2013, the Company’s Board of Directors authorized a reverse stock split at a ratio of 1 for 10, which was effective at 8:00 am on February 14, 2013, New York time. The reverse stock split consolidates 10 shares of common stock into one share of common stock at a par value of $0.001 per share. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

At December 31, 2012, and following the reverse stock split discussed above, the Company had 5,000,000 shares of preferred stock authorized at $0.001 par value of which none was issued, 250,000,000 shares of common stock authorized at $0.001 par value, of which 1,362,830 shares were issued and outstanding, as well as the number of shares of restricted stock discussed in Note 14.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

All per share amounts included in these audited consolidated financial statements and accompanying notes have been retroactively adjusted to the earliest period presented for the effect of these reverse stock splits.

14.	Stock Incentive Plan

In April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to the executive officers of FreeSeas. The terms of the warrants provided that they expired on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board of Directors on December 16, 2005, entitle the holders to purchase an aggregate of 4,000 shares of the Company’s common stock at an exercise price of $250.00 per share. Such warrants were not exercised and expired by their terms on July 29, 2011.

In December 2007, the Company’s Board of Directors granted 900 options to directors and 2,500 options to executive officers, as adjusted to reflect the reverse stock split effective February 14, 2013 (Note 13 and 17), of which 2,800 would vest in one year, 300 would vest in two years and 300 in three years from the grant, all at an exercise price of $412.50 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 2,200 of the stock options granted to them, leaving 1,200 stock options unexercised, which expired on December 24, 2012.

On December 31, 2009, the Company’s Board of Directors awarded 25,500 restricted shares, as adjusted to reflect the reverse stock split effective February 14, 2013, to its non-executive directors, executive officers and certain of Manager’s employees. Of the unvested restricted shares amounted to 13,400 as of December 31, 2010, 1,000 and 400 restricted shares with an original vesting date on December 31, 2012 have been forfeited in June 2011 and October 2011, respectively. Of the remaining unvested restricted shares amounted to 12,000 as of December 30, 2012, 7,000 restricted shares vested on December 31 2012 and 5,000 restricted shares will vest on December 31, 2013.

For the year ended December 31, 2012, the recognized stock based compensation expense in relation to the restricted shares granted is $122. The total unrecognized compensation cost of the non vested restricted shares granted under the Plan is $58. The cost is expected to be recognized over a period of twelve months, representing a weighted average remaining life of approximately 8 months.

Presented below is a table reflecting the activity in the restricted shares, options, Class A warrants, Class W warrants and Class Z Warrants from January 1, 2010 through December 31, 2012:

	Restricted Shares	Options	Class A Warrants	Class W Warrants	Class Z Warrants	Total	Average Exercise Price	Options Exercisable	Class A Warrants Exercisable	Class W Warrants Exercisable	Class Z Warrants Exercisable	Total	Average Exercise Price

01-Jan-10	18,400	1,200	15,000	78,626	165,500	278,727	$216.60	900	15,000	78,626	165,500	260,026	$215.50
Options vested	—	—	—	—	—	—		300	—	—	—	300
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Warrants expired	—	—	—	(78,626)	—	(78,626)		—	—	(78,626)	—	(78,626)
Warrants exercised	—	—	—	—	—	—		—	—	—	—	—
Restricted shares issued	—	—	—	—	—	—		—	—	—	—	—
Restricted shares vested	(4,000)	—	—	—	—	(4,000)		—	—	—	—	—
Restricted shares forfeited	(1,000)	—	—	—	—	(1,000)		—	—	—	—	—

31-Dec-10	13,400	1,200	15,000	0	165,500	195,100	$255.20	1,200	15,000	0	165,500	181,700	$255.20
Options vested	—	—	—	—	—	—		—	—	—	—	—
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Options expired	—	—	—	—	—	—		—	—	—	—	—
Warrants exercised	—	—	—	—	(886)	(886)		—	—	—	(886)	(886)
Warrants expired	—	—	(15,000)	—	(164,614)	(179,614)		—	(15,000)	—	(164,614)	(179,614)
Restricted shares vested	—	—	—	—	—	—		—	—	—	—	—
Restricted shares forfeited	(1,400)	—	—	—	—	(1,400)		—	—	—	—	—

31-Dec-11	12,000	1,200	—	—	—	13,200	$412.50	1,200	—	—	—	1,200	$412.50
Options vested	—	—	—	—	—	—		—	—	—	—	—
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Options expired	—	(1,200)	—	—	—	(1,200)		(1,200)	—	—	—	(1,200)
Warrants exercised	—	—	—	—	—	—		—	—	—	—	—
Warrants expired	—	—	—	—	—	—		—	—	—	—	—
Restricted shares vested	(7,000)	—	—	—	—	(7,000)		—	—	—	—	—
Restricted shares forfeited	—	—	—	—	—	—		—	—	—	—	—

31-Dec-12	5,000	—	—	—	—	5,000	$—	—	—	—	—	—	$—

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

15.	Shareholders’ Equity

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

On July 28, 2009, the Company completed the registered offering of 200,823 shares of common stock (as adjusted to reflect the effect of reverse stock split), which includes 26,194 shares (as adjusted to reflect the effect of reverse stock split) issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune as discussed in Note 5 above, for general working capital purposes, and an amount of $1,691 was applied against the outstanding balance with Deutsche Bank Nederland. The shares were sold under the Company’s previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008.

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

The Company received letters dated June 21, 2012 and June 25, 2012 from NASDAQ stating that for the previous 30 consecutive business days, the bid price of the Company' common stock closed below the minimum $1.00 per share and the market value of the Company' publicly held common stock, or MVPHS, was below the minimum of $5,000. These are both requirements for continued listing on the NASDAQ Global Market pursuant to NASDAQ Marketplace Rules 5450(a)(1), the Minimum Bid Price Rule, and 5450(b)(1), the MVPHS Rule, respectively. These letters have no immediate effect on the listing of the Company's common stock. The Company has been provided a grace period of 180 calendar days to regain compliance by maintaining a closing bid price of at least $1.00 per share (which grace period ends December 18, 2012) and a closing MVPHS of $5,000 or more for a minimum of ten consecutive business days (which grace period ends December 24, 2012). If at any time before those dates, the bid price of the Company' common stock closes at $1.00 per share or more and its MVPHS closes at $5,000 or more for a minimum of 10 consecutive business days, NASDAQ will notify the Company that it has achieved compliance with the Minimum Bid Price Rule and the MVPHS Rule. The Company was granted an initial six month period, or until December 24, 2012, to regain compliance with the minimum bid price rule, unless it was able to obtain an extension of the deadline to regain compliance.

In December 2012, the Company applied to NASDAQ to transfer the listing of the Company's common stock from The NASDAQ Global Market to The NASDAQ Capital Market. To transfer to the NASDAQ Capital Market, the Company was required to meet all of the continued listing requirements of the NASDAQ Capital Market, except for the minimum bid price. One of the continued listing requirements of the NASDAQ Capital Market is to have a MVPHS of $1,000. Such a transfer would have granted the Company an additional six month period to regain compliance with the minimum bid price.

On December 19, 2012, the Company received notification from NASDAQ that on December 18, 2012, it failed to meet all continued listing criteria for the NASDAQ Capital Market, as its MVPHS was $897. As a result, the notice indicated that the Company’s common stock would be delisted from NASDAQ. The Company appealed that decision and the appeals hearing was scheduled for February 21, 2013 (for recent developments, please see Note 17 below).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On May 11, 2012, the Company entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global Master SPV Ltd., or YA Global, a fund managed by Yorkville Advisors, LLC, pursuant to which, for a 24-month period, the Company has the right to sell up to $3.2 million of shares of the Company’s common stock. The SEDA entitles the Company to sell and obligates YA Global to purchase, from time to time over a period of 24 months, shares of the Company’s common stock for cash consideration up to an aggregate of $3.2 million, subject to conditions the Company must satisfy as set forth in the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days after the Company delivers an advance notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200 or 100% of the average daily trading volume of the Company’s common stock for the 10 consecutive trading days prior to the notice date. The Company registered the resale by YA Global of up to 183,972 shares of its common stock. As of December 31, 2012, the Company had sold all the shares of its common stock under the SEDA for aggregate proceeds of $432. Pursuant to the terms of the SEDA, the Company cannot deliver any further advance notices until such time as the Company files and has declared effective a new registration statement covering the resale of additional shares of its common stock by YA Global.

On August 21, 2012, pursuant to the terms of a Note Purchase Agreement dated May 11, 2012 between the Company and YA Global, the Company raised an aggregate of $250 from the sale of a promissory note pursuant to the Note Purchase Agreement. The note was expected to be repaid in 10 equal weekly installments and matures 90 days from the date of funding. Thereafter, the Company requested an extension of the repayment schedule which was granted. As of December 31, 2012, the outstanding balance under the Note Purchase Agreement totaled $75.

On August 10, 2012, pursuant to the approval of the Company’s Board of Directors at its April 2012 meeting, the Company issued 166,069 shares of its common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 and 19,964 shares of its common stock to its non-executive directors in payment of $155 in unpaid Board fees for the last three quarters of 2011.

On September 11, 2012, the Company’s Audit Committee approved the retention of Sherb & Co., LLP, or Sherb, as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and dismissed Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”).

On October 11, 2012, pursuant to the approval of the Company’s Board of Directors at its October 2012 meeting, the Company issued 219,650 shares of its common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 and 32,679 shares of its common stock to its non-executive directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012.

On October 11, 2012, the Company entered into an Investment Agreement, or Dutchess Agreement, with Dutchess Opportunity Fund, II, LP, or Dutchess, a fund managed by Dutchess Capital Management, II, LLC, pursuant to which, for a 36-month period, the Company has the right to sell up to 235,296 shares of our common stock. The Dutchess Agreement entitles the Company to sell and obligates Dutchess to purchase, from time to time over a period of 36 months, up to 235,296 shares of its common stock, subject to conditions the Company must satisfy as set forth in the Dutchess Agreement. For each share of common stock purchased under the Dutchess Agreement, Dutchess will pay 98% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days commencing on the day the Company delivers a put notice to Dutchess. Each such put may be for an amount not to exceed the greater of $200 or 200% of the average daily trading volume of the Company’s common stock for the three consecutive trading days prior to the put notice date, multiplied by the average of the three daily closing prices immediately preceding the put notice date, subject to a 9.99% blocker provision. The Company registered the resale by Dutchess of up to 235,296 shares of its common stock. As of December 31, 2012, the Company had sold 92,933 shares of its common stock under the Dutchess Agreement for aggregate proceeds of $91.

Common Stock Dividends

During the year ended December 31, 2012, 2011 and 2010, the Company did not declare or pay any dividends.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2012 on or prior to the applicable tax filing deadline.

All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2010, 2011 and 2012, the Company would be subject to U.S. federal income tax of approximately $34, $93 and $25, respectively, in the absence of an exemption under Section 883.

17.	Subsequent Events

•	Effective January 1, 2013, Sherb combined its practice with RBSM LLP (“RBSM”), and going forward, RBSM will be the Company’s new independent registered public accounting firm.

•	As of January 9, 2013, the Company has sold the remaining 142,362 shares of its common stock to Dutchess, under the Dutchess Agreement for aggregate proceeds of $106.

•	On January 15, 2013, the Company issued 137,500 shares of its common stock (the “Settlement Shares”) to Hanover Holdings I, LLC (“Hanover”) in connection with a stipulation of settlement (the “Settlement Agreement”) of an outstanding litigation claim. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the 36 th trading day following the date on which the Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Settlement Shares (the “True-Up Period”), rounded up to the nearest whole share (the “VWAP Shares”). The Settlement Agreement further provides that if, at any time and from time to time during the True-Up Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). On January 18 and 29, 2013 the Company delivered additional 40,000 and 8,284 shares, respectively, to Hanover.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

•	On January 18, 2013, the Company’s’ Board of Directors approved the issuance of an additional 641,639 shares of the Company’s common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 under the management and services agreements with the Company. The number of shares to be issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 53,020 shares of the Company’s common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012. The aggregate number of shares to be issued to the directors was based on the closing price of the Company’s common stock on the last day of the fourth quarter of 2012, which is the date that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

•	On January 24, 2013, the Company entered into an Investment Agreement with Granite, pursuant to which, for a 36-month period, the Company has the right to sell up to 395,791 shares of its common stock, which equals approximately 24% of its 1,682,693 shares outstanding as of January 24, 2013. The Investment Agreement entitles the Company to sell and obligates Granite to purchase, from time to time over a period of 36 months (the “Open Period”), 395,791 shares of the Company’s common stock, subject to conditions the Company must satisfy as set forth in the Investment Agreement. For each share of common stock purchased under the Investment Agreement, Granite will pay 98% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days commencing on the day the Company delivers a put notice to Granite. Each such put may be for an amount not to exceed the greater of $500 or 200% of the average daily trading volume of our common stock for the three consecutive trading days prior to the put notice date, multiplied by the average of the three daily closing prices immediately preceding the put notice date. In no event, however, shall the number of shares of common stock issuable to Granite pursuant to a put cause the aggregate number of shares of common stock beneficially owned by Granite and its affiliates to exceed 9.99% of the outstanding common stock at the time. If the Company was to sell all 395,791 shares at a purchase price determined as described above, based on a put notice date of January 23, 2013, the Company would receive an aggregate of approximately $767 in proceeds from the sale of those shares.

•	On January 24, 2013, the Company received notice from FBB, according to which failure to (i) pay the $4,188 repayment installment due in December 2012, (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest

•	On February 13, 2013, we issued 185,000 shares of our common stock (the “Second Settlement Shares”) to Hanover in connection with a second stipulation of settlement (the “Second Settlement Agreement”) of an outstanding litigation claim. The Second Settlement Agreement provides that the Second Settlement Shares will be subject to adjustment on the 36th trading day following the date on which the Second Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement shall be equal to the quotient obtained by dividing (i) $740,651.57 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Second Settlement Shares (the “Second True-Up Period”), rounded up to the nearest whole share (the “Second VWAP Shares”). The Second Settlement Agreement further provides that if, at any time and from time to time during the Second True-Up Period, Hanover reasonably believes that the total number of Second Settlement Shares previously issued to Hanover shall be less than the total number of Second VWAP Shares to be issued to Hanover or its designee in connection with the Second Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Second True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee, and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Second Settlement Shares” for purposes of the Second Settlement Agreement). On February 19, 2013, the Company issued and delivered to Hanover 90,000 additional Second Settlement Shares, on February 25, 2013, the Company issued and delivered to Hanover another 90,000 additional Second Settlement Shares, on February 26, 2013 the Company issued and delivered to Hanover another 90,000 additional Second Settlement Shares, on February 27, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares, on February 28, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares and on March 4, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares. At the end of the Second True-Up Period, the Company issued and delivered 31,755 additional Second Settlement Shares to Hanover on March 6, 2013.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

•	On January 22, 2013, the Company’s Board of Directors authorized a reverse stock split at a ratio of 1 for 10, which was effective at 8:00 am on February 14, 2013, New York time. The reverse stock split consolidates 10 shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares has been reduced from 18,759,778 to 1,875,978 subject to adjustment for fractional shares. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

•	On January 31, 2013, the Company entered into a convertible promissory note of $153.5 with Asher Enterprises, Inc. at the rate of eight percent per annum and with maturity date November 1, 2013. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate.

•	On February 13, 2013, the Company received notification from NASDAQ that effective February 19, 2013, the Company’s common stock would be transferred from the NASDAQ Global Market to the NASDAQ Capital Market. Thus, on February 14, 2013, the Company received notification from NASDAQ that the appeals hearing, scheduled for February 21, 2013, was cancelled. In accordance with Marketplace Rule 5810(c)(3)(A), the Company has until June 17, 2013, which is 180 calendar days from the date the initial compliance period ended, to regain compliance with the minimum bid price rule. To regain compliance, the closing bid price of the Company’s common stock must be at or above $1.00 per share for a minimum of 10 consecutive business days. NASDAQ may, in its discretion, require the Company to maintain a bid price of at least $1.00 per share for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. If the Company does not regain compliance by June 17, 2013, NASDAQ will provide written notification to the Company that the Company’s common stock may be delisted. At that time, the Company may then appeal the delisting determination to a hearings panel. There can be no assurances that the Company will be able to regain compliance with the NASDAQ minimum bid price rule and thereby maintain the listing of its common stock.

•	On February 15, 2013, the Company entered into a termination agreement of the Standby Equity Distribution Agreement, or SEDA with YA Global. As a result, the outstanding fees of $10 owed to YA Global under the SEDA were written off.

•	On February 19, 2013, the Company issued the press release announcing the approval of the transfer of the listing of the Company’s common stock to the NASDAQ Capital Market, the granting of the additional extension to comply with the minimum bid price requirement and the cancellation of the NASDAQ appeal hearing.

•	On February 28, 2013, pursuant to the approval of the Company’s Board of Directors at its January 18, 2013 meeting, the Company issued 641,639 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 41,909 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012.

•	In January, February and March 2013, the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank, totaling $120 along with accrued interest due. The Company is in discussions with Deutsche Bank to reach a mutually beneficial agreement.

•	In February and March and in April 2013, the Company did not pay the interest due of $124 and the interest rate swaps due of $80, respectively, with the Credit Suisse facility. The Company is in discussions with the bank to arrange a settlement of these.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

•	On March 20, 2013, the Company issued and delivered to Hanover 350,000 shares (the “Settlement Shares”) of the Company’s common stock, $0.001 par value. Giving effect to such issuance, the Settlement Shares represent approximately 9.77% of the total number of shares of Common Stock presently outstanding. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the quotient obtained by dividing (i) $1,264,656.12 by (ii) 70% of the VWAP of the Common Stock over the 35-consecutive trading day period immediately following the date of issuance of the initial Settlement Shares (or such shorter trading-day period as may be determined by Hanover in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “VWAP Shares”). As a result, the Company ultimately may be required to issue to Hanover substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below). The Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company will issue to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares. Hanover may sell the shares of Common Stock issued to it or its designee in connection with the Settlement Agreement at any time without restriction, even during the Calculation Period. On March 21, 2013, the Company issued and delivered to Hanover 390,000 additional Settlement Shares, on March 22, 2013, the Company issued and delivered to Hanover another 420,000 additional Settlement Shares and on March 26, 2013 the Company issued and delivered to Hanover another 300,000 additional Settlement Shares. At the end of the True-Up Period, the Company issued and delivered 12,894 additional Settlement Shares to Hanover on March 26, 2013.

•	On April 8, 2013, the Company entered into a convertible promissory note of $103.5 with Asher Enterprises, Inc. at the rate of eight percent per annum and with maturity date nine months after issuance. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate.

•	As of April 2, 2013, the Company has sold all the 395,791 shares of its common stock to Granite under the Investment Agreement for aggregate proceeds of $458.

•	On April 4, 2013, the Company received notification from NASDAQ that it has regained compliance with the NASDAQ Listing Rule 5450(a)(1) (the "Minimum Bid Price Rule") requirement for continued listing on NASDAQ, as the bid price of the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days.

