Form 20-F/A
period 2012-12-31
FREESEAS INC.
filed 2013-06-07
CIK 1325159

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

FreeSeas Inc. (“FreeSeas” or the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amended Filing”) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Original Filing”) filed with the Securities and Exchange Commission (“SEC”) on April 19, 2013.  In connection with a comment letter received from the SEC, the Company determined that certain disclosures in the Original Filing would need to be revised.

For the convenience of the reader, this Amended Filing sets forth the Original Filing as modified and superseded where necessary to reflect the restatement. The following items have been amended as a result of, and to reflect, the restatement:

●	Item 16F – Change in Registrant’s Certifying Accountant, to clarify the timing of the change of accountants in January 2013 and

●	Item 19 – Exhibits, to include a letter from Ernst & Young (Hellas) Certified Auditors Accountants S.A. and an updated letter from Sherb & Co., LLP.

In accordance with applicable SEC rules, this Amended Filing includes certifications from our Chief Executive Officer and Chief Financial Officer dated as of the date of this filing.

Except for the items noted above, no other information included in the Original Filing is being amended by this Amended Filing. The Amended Filing continues to speak as of the date of the Original Filing and, except as set forth in the sections indicated above, we have not updated the Original Filing to reflect events occurring subsequently to the date of the Original Filing. Accordingly, this Amended Filing should be read in conjunction with our filings made with the SEC subsequent to the filing of the Original Filing.

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

Effective January 1, 2013, Sherb combined its practice with RBSM. Effective January 30, 2013, the Company’s audit committee approved the new engagement with RBSM and the transition engagement letter was executed; as a result, at that time, Sherb was dismissed and RBSM was engaged as the Company’s new independent registered public accounting firm.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements

See Financial Statements attached hereto as pages F-1 to F-35.

Item 19.	Exhibits

ITEM 19.	EXHIBITS

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-5 for the year ended December 31, 2010 and incorporated herein by reference

1.6	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 12, 2013	Exhibit 3.01 to Registrant’s Form 6-K filed on February 14, 2013 and incorporated herein by reference

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.2	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.3	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.4	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.4 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.5	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.6	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.6 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.7	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.8	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.8 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.9	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.56 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.10	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.11	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.12	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Exhibit 4.12 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.13	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.14	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.15	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.16	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.17	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.18	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.19	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.20	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.21	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.22	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.23	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.24	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.25	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.26	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.64 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.27	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.28	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.66 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.29	First Preferred Liberian Ship Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.67 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.30	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.68 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.31	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.69 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.32	Addendum No. 2 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Lady in favor of Credit Suisse AG	Exhibit 4.32 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.33	Fourth Supplemental Agreement dated July 15, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.3 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.34	Fifth Supplemental Agreement dated November 7, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.4 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.35	Credit Suisse Letter dated August 4, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.35 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.36	Credit Suisse Letter dated September 6, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.36 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.37	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.38	Letter Agreement dated February 2, 2012 with Credit Suisse	Filed as Exhibit 4.31 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.39	Standby Equity Distribution Agreement dated May 11, 2012 between FreeSeas and YA Global Masters SPV Ltd.	Exhibit 99.2 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

4.40	Note Purchase Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Masters SPV Ltd.	Exhibit 99.3 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

4.41	Sixth Supplemental Agreement dated May 31, 2012 among FreeSeas Inc., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A., Adventure Ten S.A., Free Bulkers S.A., and Credit Suisse AG	Exhibit 99.1 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.42	Facility Agreement (as amended and restated) between FreeSeas Inc. and Credit Suisse AG	Exhibit 99.2 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.43	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Five S.A. and Credit Suisse AG	Exhibit 99.3 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.44	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Six S.A. and Credit Suisse AG	Exhibit 99.4 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.45	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Eight S.A. and Credit Suisse AG	Exhibit 99.5 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.46	Deed of Release dated May 31, 2012 by Credit Suisse AG in favor of Adventure Ten S.A.	Exhibit 99.6 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.47	Amendment to Standby Equity Distribution Agreement dated June 28, 2012 between FreeSeas Inc. and YA Global Master SPV, Ltd.	Exhibit 99.1 to Registrant’s Form 6-K, as filed June 29, 2012 and incorporated herein by reference

4.48	Amendment and Restatement Agreement dated September 7, 2012 by and among FreeSeas Inc., certain of the Company's subsidiaries and Deutsche Bank Nederland N.V.	Exhibit 99.1 to Registrant’s Form 6-K, as filed September 19, 2012 and incorporated herein by reference

4.49	Investment Agreement dated as of October 11, 2012 by and between FreeSeas Inc. and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership.	Exhibit 99.1 to Registrant’s Form 6-K, as filed October 12, 2012 and incorporated herein by reference

4.50	Registration Rights Agreement dated as of October 11, 2012, by and between FreeSeas Inc. and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership.	Exhibit 99.2 to Registrant’s Form 6-K, as filed October 12, 2012 and incorporated herein by reference

4.51	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed January 15, 2013 and incorporated herein by reference

4.52	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated January 14, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed January 15, 2013 and incorporated herein by reference

4.53	Investment Agreement dated as of January 24, 2013 by and between FreeSeas Inc. and Granite State Capital, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed January 24, 2013 and incorporated herein by reference

4.54	Registration Rights Agreement dated as of January 24, 2013 by and between FreeSeas Inc. and Granite State Capital, LLC	Exhibit 99.2 to Registrant’s Form 6-K, as filed January 24, 2013 and incorporated herein by reference

4.55	Amendment to Stipulation of Settlement, dated January 31, 2013.	Exhibit 99.1 to Registrant’s Form 6-K, as filed February 1, 2013 and incorporated herein by reference

4.56	Order dated January 31, 2013.	Exhibit 99.2 to Registrant’s Form 6-K, as filed February 1, 2013 and incorporated herein by reference

4.57	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed February 13, 2013 and incorporated herein by reference

4.58	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated February 13, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed February 13, 2013 and incorporated herein by reference

4.59	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

4.60	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated March 19, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

4.61	Revised Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated March 20, 2013	Exhibit 99.3 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

8.1	Subsidiaries of the Registrant	Exhibit 21.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-162630) filed on March 30, 2011 and incorporated herein by reference

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith

16.1	Letter from Sherb & Co., LLP to the SEC, dated as of June 6, 2013.	Filed herewith

16.2	Letter from Ernst & Young (Hellas) Certified Auditors Accountants S.A. to the SEC, dated as of June 6, 2013	Filed herewith

101 INS	XBRL Instance Document*	Previously submitted

101 SCH	XBRL Taxonomy Extension Schema Document*	Previously submitted

101 CAL	XBRL Taxonomy Calculation Linkbase Document*	Previously submitted

101 LAB	XBRL Taxonomy Labels Linkbase Document*	Previously submitted

101 PRE	XBRL Taxonomy Presentation Linkbase Document*	Previously submitted

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document*	Previously submitted

*	Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

Dated: June 7, 2013	By:	/s/ ALEXANDROS MYLONAS
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

