Form 20-F
period 2013-12-31
FREESEAS INC.
filed 2014-03-24
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Dimitris Papadopoulos, Chief Financial Officer
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 22,753,868 common shares, par value $0.001 per share, as of December 31, 2013.

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

Unless otherwise indicated:

•	All references to “$” and “dollars” in this annual report are to U.S. dollars;

•	Financial information presented in this annual report is derived from financial statements for the fiscal year ended December 31, 2013 appearing elsewhere in this annual report; and

•	All references to dollar amounts in this annual report are expressed in thousands of U.S. dollars.

All share-related and per share information in this annual report have been adjusted to give effect to the one share for five share reverse stock split that was effective on October 1, 2010, the one share for ten share reverse stock split that was effective on February 14, 2013 and the one share for five share reverse stock split that was effective on December 2, 2013.

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

The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2013, 2012, 2011, 2010 and 2009. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2013	2012	2011	2010	2009
Statement of Operations Data:
Operating revenues	$6,074	$14,260	$29,538	$57,650	$57,533
(Loss) / income from operations	(47,968)	(28,036)	(84,109)	(17,000)	11,459
Other expense	(737)	(2,852)	(4,087)	(4,821)	(4,600)
Net (loss) / income	(48,705)	(30,888)	(88,196)	(21,821)	6,859

Earnings Per Share Data:
Net (loss) / income per share:
Basic (loss) / earnings per share	$(7.46)	$(36.90)	$(136.00)	$(34.56)	$13.47
Diluted (loss) / earnings per share	$(7.46)	$(36.90)	$(136.00)	$(34.56)	$13.47
Weighted average number of shares:

Basic weighted average number of shares	6,527,240	837,173	648,507	631,360	509,277
Diluted weighted average number of shares	6,527,240	837,173	648,507	631,360	509,277
Dividends per share	$—	$—	$—	$—	$—

	Year Ended December 31,
	2013	2012	2011	2010	2009
Selected Balance Sheet Data:
Total cash	$7,581	$29	$1,456	$10,074	$9,591
Vessels, net	71,834	75,690	81,419	213,691	270,701
Total assets	87,632	114,359	134,980	250,984	297,321
Long-term debt, including current portion	59,687	89,169	88,946	120,459	137,959
Total shareholders’ equity	12,793	7,803	35,119	123,190	144,452

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risk Factors Relating to FreeSeas

At December 31, 2013, FreeSeas’ current liabilities exceeded its current assets, which could impair its ability to successfully operate its business and could have material adverse effects on its revenues, cash flows and profitability and its ability to comply with its debt covenants and pay its debt service and other obligations.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over four years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company currently has cash and cash equivalents of $2,062 and based on its cash flow projections for 2014, the Company will not be able to make scheduled debt repayments as of December 31, 2013, interest payments as well as cover operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date.

The Company has incurred net losses of approximately $48,705, $30,888 and $88,196 during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013 and 2012, the Company had working capital deficits of approximately, $59,041 and $70,973, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. The Company has entered into an agreement with the NBG to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby the NBG would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See “Item 5. Operating and Financial Review and Prospects – Recent Developments” for more information.

In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. The Company has entered into a term sheet with Credit Suisse to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby Credit Suisse would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See “Item 5. Operating and Financial Review and Prospects – Recent Developments” for more information.

If the Company is not able to raise the capital necessary to complete the agreements reached with the NBG and Credit Suisse or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breaches existing under the Company’s credit facilities with NBG and Credit Suisse, acceleration of such debt by its lenders could result. Accordingly, as of December 31, 2013, the Company is required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities on its consolidated balance sheet since the Company has not received waivers in respect of the breaches discussed above.

Management is currently seeking and will continue to seek to restructure the Company’s indebtedness and obtain waivers on covenant violations. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants and payment obligations under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The condensed consolidated financial statements included herein as of December 31, 2013, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt and derivative financial instrument liability.

We received a report from our independent registered public accounting firm with an explanatory paragraph for the year ended December 31, 2013 with respect to our ability to continue as a going concern.  The existence of such a report may adversely affect our stock price and our ability to raise capital.  There is no assurance that we will not receive a similar report for our year ended December 31, 2014.

In their report dated March 24, 2014, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern as we have incurred recurring operating losses, have a working capital deficiency, have failed to meet scheduled payment obligations under our loan facilities and have not complied with certain covenants included in our loan agreements with banks. Furthermore, if we were forced to liquidate our assets, the amount realized could be substantially lower than the carrying value of these assets. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, obtaining loans from various financial institutions or lenders where possible and restructuring outstanding debt obligations that are currently in default. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

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

Our loan agreements require that we comply with certain financial and other covenants. As a result of the drop in our drybulk asset values we were not in compliance with the NBG facility covenants relating to vessel values as of December 31, 2013. In addition, we were in breach of interest cover ratios, leverage and minimum liquidity covenants with the NBG facility not previously waived. As well, we were in breach of the interest coverage ratio for our loan agreement with Credit Suisse. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lenders may accelerate our indebtedness and foreclose their liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness is presented within current liabilities in the December 31, 2013 consolidated balance sheet.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to NBG. The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014 the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045, constituting repayment installments and accrued interest due in December 2013. The Company has entered into an agreement with the NBG to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby the NBG would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See “Item 5. Operating and Financial Review and Prospects – Recent Developments” for more information.

On January 31, 2013 the Company did not pay the interest due of $124 and the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013, respectively, with the Credit Suisse facility. On April 26, 2013, the Company paid the interest of $124 due on January 31, 2013. On April 30 and July 31, 2013 the Company did not pay the interest due of $117 and $119, respectively. Also, the Company did not pay the interest rate swap amounts of $48, $25, $43 and $22 due on June 5, 2013, July 2, 2013, September 5, 2013 and October 2, 2013, respectively, with the Credit Suisse facility. In addition, on October 31, 2013, the Company did not pay the interest due of $118 with the Credit Suisse facility. As well, the Company did not pay the interest rate swap amounts of $38 due on December 5, 2013 and $19 due on January 2, 2014 with the Credit Suisse facility. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. The Company received reservation of right letters on August 9, 2013, October 4, 2013 and November 1, 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. The Company has entered into a term sheet with Credit Suisse to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby Credit Suisse would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See “Item 5. Operating and Financial Review and Prospects – Recent Developments” for more information.

If the Company is not able to raise the capital necessary to complete the agreements reached with the NBG and Credit Suisse or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

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

The amended and restated credit agreement dated September 7, 2012 with Deutsche Bank did not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. In addition, the Sixth Supplemental agreement dated May 31, 2012 with Credit Suisse does allow us to pay dividends after March 31, 2014 provided: i) that at the time of such payment no default has occurred or would occur as a result of such payment; ii) at the time of such payment the market value of the aggregate fair market value of the financed vessels is not less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank; iii) between May 31, 2012 and the date of such payment of dividend or distribution, a part of the loan which is not less than $11,300 has been prepaid and a part of the commitment which is not less than $11,300 has been permanently reduced; and iv) the amount of such dividends in respect of a financial year does not exceed 50% of the consolidated net profit of the Company for that financial year. If we need covenant waivers, our lenders may impose additional restrictions and may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. We may be required to use a significant portion of the net proceeds from any future capital raising to repay a portion of our outstanding indebtedness. We agreed with Credit Suisse to raise no less than $25.0 million by March 31, 2014, one third of which amount will be used to repay our existing debt. This provision does not apply to the proceeds from sales of our common stock under equity line facilities. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Once the payment holidays agreed to by one of our two lenders expire, we will again be obligated to make significant payments to service our debt.

As a result of amendments to our loan facility agreed in 2012 with Credit Suisse, we have substantially reduced our current debt repayment obligations. These amendments provide for deferred principal repayments until June 30, 2014. Following this deferral period, however, our payment obligations increase significantly and we will have a balloon payment due in December 2015 under the Credit Suisse facility. This required payment will limit funds otherwise available for working capital, capital expenditures and other purposes. Our inability to service our debt could lead to acceleration of our debt and foreclosures of our fleet. We may not be able to generate cash flow in amounts that are sufficient for these purposes.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. During the year ended December 31, 2013, we derived approximately 44% of our gross revenue from two charterers, and during the same period in 2012, we derived approximately 32% of our gross revenues from two charterers. If we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, availability of financing for dry-bulk vessel acquisition and building, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world’s major industrialized economies, as well as emerging economies including in particular China, Japan and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase, and we can provide no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations, cash flows and financial condition. Should the drybulk market strengthen significantly in the future, we may enter into medium to long term employment contracts for some or all of our vessels.

With the exception of the M/V Free Impala which is in cold lay-up, we intend to employ our vessels predominantly in the spot market with charters that typically last one to two months. Presently three of our vessels are undergoing dry-dockings, repairs and /or extensive maintenance at shipyards. We anticipate that all three vessels will return to charter service by the end of March and/or beginning of April with freshly passed surveys giving them a time window of at least two and half years until their next scheduled dry-docking. If the rates in the charter market fall significantly during 2014, it will affect the charter revenue we will receive from our vessels, which would have an adverse effect on our revenues, cash flows and profitability, as well as our ability to comply with our debt covenants.

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

Pursuant to a charterparty dated November 8, 2012, the Company chartered the M/V Free Neptune to Tramp Maritime Enterprises Ltd. ("TME"). TME failed to pay outstanding hire in the amount of US$356. On April 2, 2013, the Company therefore commenced arbitration proceedings against TME under the charterparty.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. As of December 31, 2013, the average age of the vessels in our current fleet was 16.3 years. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

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

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. During the year ended December 31, 2013, we incurred an aggregate impairment loss of $27,455 of which $3,477 related to the vessels formerly “held for sale” (M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Neptune) subsequently classified to “held and used” as of December 31, 2013 and the amount of $23,978 as a result of the sale of M/V Free Knight on February 18, 2014.

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

If we fail to sell our vessels at prices acceptable to us, it could have a material adverse effect on our competitiveness and business operations.

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

In addition, in some jurisdictions, such as South Africa, under the “associated vessel” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner or managed by the same manager. Claimants could try to assert “associated vessel” liability against one of our vessels for claims relating to another of our vessels or a vessel managed by our Manager.

Economic conditions and regulatory pressures impacting banks in Greece may cause disruptions to one of our lenders, which may cause an increase in the cost of our borrowings from that lender.

On May 11, 2013 the Bank of Greece announced that the operating license of one of our Greek-based Lenders, FBB - First Business Bank had been revoked and that the bank would be split into a “good bank” to be absorbed by the National Bank of Greece and a “bad bank” consisting of the loans characterized under ‘permanent default’ to be handed over to a specially appointed liquidator for the purpose of the extraordinary liquidation of its assets. Effective May 13, 2013, the bank’s deposits and loans other than the loans ‘under permanent default’ as well as the bank’s network of nineteen branches were transferred to the NBG. As a result, the Company’s loan facility and deposits have been transferred to the NBG. We cannot estimate how this situation will affect our relationship with the bank and how cooperative it will be with regards to our non-compliance with financial and other covenants and our non-payment of overdue interest and principal.

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

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with fixed or floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations.

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

We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

We previously entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under two of our credit facilities with Credit Suisse, which provided for a floating interest rate based on LIBOR. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. In the future, we may enter into new interest rate swap or other derivative contracts to hedge against fluctuation in interest rates. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from the fixed rates agreed to in our derivative contracts. Future derivative contracts may not qualify for treatment as hedges for accounting purposes, therefore, we would be required to recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected since we currently do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

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

We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. For the year ended December 31, 2013 and 2012, the fluctuation in the value of the dollar against foreign currencies did not have a material impact on us.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2013 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. In addition, the Company’s vessels did not call on any U.S. ports during the year ended December 31, 2013 and thus the Company’s shipowning subsidiaries have no tax obligations despite the exemptions. Based on its U.S. source Shipping Income for 2011 and 2012, the Company would be subject to U.S. federal income tax of approximately $93 and $25, respectively, in the absence of an exemption under Section 883.

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

The drybulk shipping industry is cyclical with volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely. Since the middle of the third quarter of 2008, charter hire rates for drybulk vessels have decreased substantially, they may remain volatile for the foreseeable future and could continue to decline further. Additionally, charter rates have been particularly volatile. As a result, our charter rates could further decline significantly, resulting in a loss and a reduction in earnings.

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

The drybulk carrier charter market remains significantly below its high in the middle of 2008 and the average rates achieved in the five prior years, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants and repay our indebtedness.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire dry bulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates in selected shipping routes measured on a time charter and voyage basis covering Handysize, Supramax, Panamax and Capesize drybulk carriers. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2012 and 2013, reaching a high of 1,738 in January 2012 and a low of approximately 647 in February 2012 and a high of 2,337 in December 2013 and a low of 698 in January 2013.

As of March 10, 2014, the BDI was 1,562. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which had resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, our ability to repay our indebtedness and compliance with the covenants contained in our loan agreements.

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

The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the vessel had been laying at the port of Salalah, Oman, undertaking repairs funded mostly by Insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by Insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

As of December 31, 2013, newbuilding orders had been placed for an aggregate of approximately 17% of the total DWT of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing newbuilding orders or delays of new build deliveries are not always accurate. As of December 31, 2012, newbuilding orders had been placed for an aggregate of approximately 18% of the total DWT of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing new build orders or delays of new build deliveries are not always accurate. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

Regulations by the U.S. Coast Guard (“USCG”) and rules pursuant to the International Convention for the Safety of Life at Sea have imposed increased compliance costs on vessel owners and charterers. These costs include certification costs imposed by relevant agencies and bonding costs under U.S. Customs and Border Protection, as well as potential delays in transit due to increased security procedures regulating the entry into harbors or the discharge of cargo.

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

The closing price of our common stock on the NASDAQ Capital Market on March 11, 2014 was $1.78 per share. If the market price of our shares of common stock remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements and are not required to obtain shareholder approval for the sale of shares under the Investment Agreement.

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

Issuance of a substantial number of shares of our common stock in public or private offerings, including pursuant to the Investment Agreement, or in payment of obligations due, or the perception that these issuances could occur, may depress the market price for our common stock. These issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional shares of our common stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Also, we may need to raise additional capital to achieve our business plans.

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

Pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control,” which term includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of our voting securities, a merger of FreeSeas where less than a majority of the shares of the resulting entity are held by the FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of December 31, 2013 would have been $91,314. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4. Information on the Company

Our Organization and Corporate Structure

We were incorporated on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., or Trinity, a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three drybulk carriers. We currently own six vessels, each of which is owned through a separate wholly owned subsidiary.

Our common stock currently trades on the NASDAQ Capital Market under the trading symbol “FREE”.

Our principal executive offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 10671, Athens, Greece and our telephone number is 011-30-210-452-8770.

Capital Expenditures and Divestitures

During the last three fiscal years, our capital expenditures and divestitures related to our efforts to renew and expand our fleet were as follows:

•	On May 13, 2011, the Company sold the M/V Free Envoy, a 1984 built 26,318 dwt Handysize dry bulk vessel for a sale price of $4.2 million and recognized a gain of $1,561 as a result of the sale. From the net proceeds of the sale, the Company paid on May 13, 2011 an amount of $3.7 million constituting prepayment towards the Deutsche Bank loan facility B.

•	On November 8, 2011, the Company sold the M/V Free Lady, a 2003-built, 50,246 dwt Handymax dry bulk vessel, for a sale price of $21.9 million. From the net proceeds of the sale, the Company paid on November 8, 2011 the amount of $19.8 million constituting prepayment towards the Credit Suisse loan facility.

•	On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million and the vessel was delivered to her new owners. The Company recognized an impairment charge of $24 million in the accompanying consolidated statement of operations.

Our Fleet

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of five Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of March 7, 2014, the aggregate dwt of our operational fleet is approximately 197,200 dwt and the average age of our fleet is 16.5 years.

Our investment and operational focus has been in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity and the Handymax sector which is generally defined as between 40,000 dwt and 60,000 dwt. Handysize and Handymax vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes. Due to the very adverse charter rate environment of the latest shipping cycle values of larger vessels have dropped to levels that constitute buying opportunities. We shall explore the possibility to expand into other segments of the dry-bulk sector.

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

The following table details the vessels in our fleet as of March 7, 2014:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Jupiter	Handymax	2002	47,777	About 20 – 25 days time charter trip at $10,100 per day through March 2014
M/V Free Maverick	Handysize	1998	23,994	Completing drydock- thereafter chartered for a 20-day time charter trip at $8,500 daily
M/V Free Impala	Handysize	1997	24,111	Laid-up
M/V Free Neptune	Handysize	1996	30,838	Completing repairs from collision damage – expected to be completed by beginning of April 2014
M/V Free Hero	Handysize	1995	24,318	Undergoing scheduled drydock –expected to be completed by beginning of April 2014
M/V Free Goddess	Handysize	1995	22,051	See note below

The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the vessel had been laying at the port of Salalah, Oman, undertaking repairs funded mostly by Insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by Insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays.

On June 5, 2013, the M/V Free Neptune, while at anchorage off Port Nouakchott, Mauritania, was stricken by the general cargo vessel Dazi Yun. Severe collision damage incurred at the contact side shell point in way of cargo hold No. 2 starboard side and the cargo hold No. 2 flooded. No pollution or crew injuries were reported. Nominated salvage team delivered the vessel to a shipyard in Turkey for repairs on September 2, 2013. The vessel is drydocked in the yard where she is undertaking necessary maintenance and repairs to enable her to return to service. The costs incurred are claimable from hull and machinery underwriters.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

•	Positive macro environment. The broader shipping sector is currently at a cyclical low and poised for a significant upswing in a positive macroeconomic environment. Several key market indicators support increased seaborne dry trade, including growing Chinese and Japanese iron ore and coal imports as well as strengthening Indian demand for thermal coal imports. Industrial production in emerging and developing economies constitutes a major driving force and is expected to generate enhanced demand for dry bulk commodities in the near term. The rising world population and economic recovery in the importing regions are also expected to contribute to the overall growth of the seaborne dry bulk trade.

•	Solid Handysize fundamentals. We are strategically well positioned to take advantage of the growing Handysize fleet shortage. A considerable percentage of the worldwide Handysize fleet is over 20 years old, and nearing the end of its useful life, making it considerably older than any other fleet type. In addition, Handysize fleet growth is expected to be less than half the growth of any other vessel type. Operationally, Handysize vessels are more versatile than other drybulk vessels. Their shallow draft allows for access to smaller ports unserviceable by larger Panamax and Capesize vessels, and they are equipped with on-board cranes, enabling entry into ports with inadequate loading and discharging facilities.

•	Experienced management team. We have benefited from the expertise of our executive officers, including that of Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and that of our Manager’s personnel, which consists of seasoned shipping professionals with long-standing experience in the industry. We believe that our management team has a proven track record of strong performance throughout a challenging economic climate, as we have actively and decisively renewed our fleet while reducing operating costs without sacrificing quality or safety in the process.

•	Experienced in managing older vessels. We have solid experience in managing older vessels and have very good relationships with third party suppliers, shipyards and contractors who can accommodate urgent needs for vessels that are older and may require urgent and competitively priced repairs. We have also forged over the years a relationship of trust with insurers and classification societies who are willing to provide their services at competitive rates, and accommodate bespoke requirements suitable to older vessels. The lower capital requirement for the acquisition of older vessels in conjunction with our ability to keep their maintenance cost at competitive levels provides us with unique investment opportunities.

Business Strategy

Our primary objectives are to profitably grow our business and maximize value to our shareholders by pursuing the following strategies:

•	Grow and optimize our fleet. We aim to grow our fleet in order to take advantage of the cyclical downturn of the dry-bulk market ahead of its expected cyclical improvement. A larger and well diversified fleet in terms of operational deployment is expected to provide optimal return on capital. We are focused on deploying our capital to optimize return on capital including through the disposal of assets that require disproportionate amounts of capital for maintenance or upgrading to continue generating income, and replace them with assets that have technical and commercial specifications allowing them to immediately yield income to the bottom line.

•	Focus on Handysize and Handymax carriers with a view to expanding into other asset classes. Our existing fleet of drybulk carriers consists of Handysize and Handymax vessels. Given the relatively low number of Handysize drybulk vessels on order, and a relatively great number of Handysize drybulk vessels at an age of 20 years or older, we believe there will be continued demand for such vessels. Handysize vessels are typically shallow-drafted and equipped with onboard cranes. This makes them more versatile and able to access a wider range of loading and discharging ports than larger ships that are unable to service many ports due to their size or the lack of local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize or Handymax that we may acquire, should enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize vessels have also historically achieved greater charter rate stability than larger drybulk vessels. The recent market downturn has particularly affected the value of larger asset classes creating the potential for relatively greater capital appreciation and operational leverage as the market recovers. We shall also consider pursuing investments in larger asset classes in order to take advantage of all available opportunities as they arise.

•	Build on our experience in operating older vessels. Our experience in managing older vessels provides us with the flexibility to make investments in older vessels, a segment where little or no financing is available from traditional capital sources, and often superior return on capital can be achieved compared to high capital modern vessels.

•	Build upon our strategic relationships. We intend to continue to build upon our extensive experience and relationships with ship brokers, financial institutions, industrial partners and commodity traders. We use these relationships to identify chartering and acquisition opportunities and gain access to sources of additional financing, industry contacts and market intelligence. In addition, our relationships and experience with insurers and technical service providers, spares suppliers and repair shipyards position us optimally for the competitive operation of a versatile fleet with heavy employment commitments and demanding technical requirements.

Vessel Employment

With the exception of the M/V Free Impala which is in cold lay-up, we intend to employ predominantly our vessels in the spot market with charters that typically last one to two months. Presently three of our vessels are undergoing dry-dockings, repairs and /or extensive maintenance at shipyards. We anticipate that all three vessels will return to charter service by the end of March and/or beginning of April with freshly passed surveys giving them a time window of at least two and half years until their next scheduled dry-docking.

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

Customers

During 2013, we derived approximately 44% of our gross revenues from two charterers, and during 2012, we derived approximately 32% of our gross revenues from two charterers. We believe that our customer base is composed of established charterers.

Management of Operations and Fleet

Pursuant to our amended and restated services agreement with our Manager, our operations are executed and supervised by our Manager, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay a monthly fee of $136,275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement. The termination fee as of December 31, 2013 would be approximately $91,314.

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

We also contract the technical and commercial management of our vessels to our Manager. Our Manager has a separate management contract with each of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis, as described below. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to our amended management agreement with our Manager, we pay our Manager a monthly technical management fee of $18,975 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

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

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1% to 4%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings. The weighted average interest rate for the year ended December 31, 2013 and 2012 was 2.3% and 2.7%, respectively. Interest expense incurred under the above loan agreements amounted to $1,946, $ 2,415 and $3,173 (net of capitalized interest $282) for the years ended December 31, 2013, 2012 and 2011, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many drybulk shipping companies which are publicly traded on the U.S. stock markets, such as DryShips Inc., Diana Shipping Inc. and Eagle Bulk Shipping Inc. which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business.

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

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide ("SOx") and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, NOx and SOx emission standards entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs). The North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. Fuel used by vessels operating in the ECA cannot exceed a 1.0% sulfur content, dropping to a 0.1% sulfur content in 2015. NOx after-treatment requirements will apply in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, became enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

The United States Clean Water Act

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. We have submitted NOIs for all of our vessels that operate in U.S. waters. As part of a settlement of a lawsuit challenging the VGP, EPA has proposed a new VGP with numerical restrictions on organisms in ballast water discharges. The new VGP is now in effect by EPA and it is monitored onboard by the USCG. Our ships are in full compliance with the VGP regulations.

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

The table below lists the next dry-docking and special surveys scheduled for our each vessel in our fleet, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
M/V Free Goddess	Third quarter 2013*	Third quarter 2015
M/V Free Hero	Undergoing scheduled drydock – expected to be completed by beginning of April 2014	Third quarter 2015
M/V Free Impala	Fourth quarter 2015	Fourth quarter 2012**
M/V Free Jupiter	Third quarter 2015	Second quarter 2017
M/V Free Maverick	First quarter 2016	Completing drydock
M/V Free Neptune	Completing repairs from collision damage – expected to be completed by beginning of April 2014	Third quarter 2016

* The M/V Free Goddess cannot pass her intermediate drydocking until the cargo on board has been delivered to its receivers.

**The M/V Free Impala has not yet passed her special survey drydocking and no assurances can be made that the drydockings will be completed.

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

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of five Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of March 7, 2014, the aggregate dwt of our operational fleet is approximately 197,200 dwt and the average age of our fleet is 16.5 years.

Our investment and operational focus has been in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity and the Handymax sector which is generally defined as between 40,000 dot and 60,000 dwt. Handysize and Handymax vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes. Due to the very adverse charter rate environment of the latest shipping cycle values of larger vessels have dropped to levels that constitute buying opportunities. We shall explore the possibility to expand into other segments of the dry-bulk sector.

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

Recent Developments

1.	On January 3, 2014, the Company issued to Crede 1,500,000 shares of common stock upon conversion of 30,000 shares of Series C Preferred Stock.
2.	On January 8, 2014, the Company issued to Crede 1,300,000 shares of common stock upon conversion of 26,000 shares of Series C Preferred Stock.
3.	On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014.
4.	On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to Credit Suisse and Credit Suisse would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released. The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.
5.	On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse.
6.	On February 6, 2014, the Company issued 67,476 shares of common stock to Asher upon conversion of $75 principal of a convertible promissory note dated July 29, 2013 plus accrued interest.
7.	On February 7, 2014, the Company issued 53,700 shares of common stock to Asher upon conversion of the remaining principal of $53.5 convertible promissory note dated July 29, 2013 plus accrued interest.
8.	On December 31, 2013, Charterers, Transbulk submitted a claim against the Company for a balance of hire of M/V Free Knight relating to alleged period of off-hire, other deductions from hire and various expenses incurred on Company’s account in the sum of $265 and obtained a court arrest order. On February 6, 2014 the Charterers agreed to accept $200 all inclusive in full and final settlement of all claims under the Charterparty and M/V Free Knight was released.

9.	On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million and the vessel was delivered to her new owners. The Company recognized an impairment charge of $24 million in the accompanying consolidated statement of operations.
10.	On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released. The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.
11.	On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115.

Employment and Charter Rates

The following table details the vessels in our fleet as of March 7, 2014:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Jupiter	Handymax	2002	47,777	About 20 – 25 days time charter trip at $10,100 per day through March 2014
M/V Free Maverick	Handysize	1998	23,994	Completing drydock- thereafter chartered for a 20-day time charter trip at $8,500 daily
M/V Free Impala	Handysize	1997	24,111	Laid-up
M/V Free Neptune	Handysize	1996	30,838	Completing repairs from collision damage – expected to be completed by beginning of April 2014
M/V Free Hero	Handysize	1995	24,318	Undergoing scheduled drydock –expected to be completed by beginning of April 2014
M/V Free Goddess	Handysize	1995	22,051	See note below

The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the vessel had been laying at the port of Salalah, Oman, undertaking repairs funded mostly by Insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by Insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays.

On June 5, 2013, the M/V Free Neptune, while at anchorage off Port Nouakchott, Mauritania, was stricken by the general cargo vessel Dazi Yun. Severe collision damage incurred at the contact side shell point in way of cargo hold No. 2 starboard side and the cargo hold No. 2 flooded. No pollution or crew injuries were reported. Nominated salvage team delivered the vessel to a shipyard in Turkey for repairs on September 2, 2013. The vessel is drydocked in the yard where she undertakes necessary maintenance and repairs enabling her to return to service. The costs incurred are claimable from hull and machinery underwriters.

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

Our Fleet-Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “-Critical Accounting Policies-Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of December 31, 2013 and (ii) what we believe the charter free market value of each of our vessels was as of December 31, 2013, the aggregate carrying value of two of our vessels (the M/V Free Goddess and the M/V Free Maverick) in our fleet as of December 31, 2013 exceeded their aggregate charter-free market value by approximately $30.2 million, as noted in the table below (which includes a comparative analysis of how the carrying values of our vessels compare to the fair market value of such vessels as of each balance sheet date presented in our accompanying consolidated financial statements). This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels (at December 31, 2013, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2013).

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

Drybulk Vessels	DWT	Year Built	Date of Acquisition	Date of Disposal	Purchase Price (in million USD)	Carrying Value as of 31/12/2013 (in million USD)	Fair Market Value as of 31/12/2013 (in million USD)	Carrying Value as of 31/12/2012 (in million USD)	Fair Market Value as of 31/12/2012 (in million USD)
Free Hero	24,318	1995	07/03/07		$25.3	$4.7	$5.5	$6	$6
Free Jupiter	47,777	2002	09/05/07		$47	$12.9	$14.2	$14	$14
Free Goddess	22,051	1995	10/30/07		$25.2	$15.9	$5.3	$17.4	$6
Free Impala	24,111	1997	04/02/08		$37.5	$4.1	$4.8	$6.5	$6.5
Free Knight*	24,111	1998	03/19/08	02/18/14	$39.3	$3.5	$3.5	$29.5	$6.5
Free Maverick	23,994	1998	09/01/08		$39.6	$26.6	$7	$28.6	$7.5
Free Neptune	30,838	1996	08/25/09		$11	$7.6	$8.7	$8	$8
Total	197,200				$224.9	$75.3	$49	$110	$54.5

* Vessel classified as held for sale. The vessel was sold on February 18, 2014 and as of December 31, 2013, the Company recognized an impairment charge of $24 million in the accompanying consolidated statement of operations.

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

As of December 31, 2013, the Company, since the market conditions were not favorable enough for concluding acceptable multiple sales and in accordance with the guidance under ASC 360, decided to change in the accompanying consolidated balance sheet the classification of the “held for sale” vessels (M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Neptune) to “held and used” thereby recognizing an impairment loss of $3,477 in the accompanying consolidated statements of operations. In addition, the Company, also in accordance with the provisions of ASC 360, has classified the M/V Free Knight, as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2013 at her estimated market value.

As of December 31, 2013, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and ten year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that for the vessels that are held and used no impairment existed as of December 31, 2013, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $10,014. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $19,685 (using the most recent five year historical average rates) and $30,340 (using the most recent three year or one year historical average rates).

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

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are offhire due to major repairs, dry-dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, write-off of advances for vessels under construction, interest and finance cost net, provision and write-offs of insurance claims and bad debts, loss on debt extinguishment, (gain)/loss on sale of vessel, gain on settlement of payable and loss on settlement of liability through stock issuance. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessels were chartered in the spot market during the year ended December 31, 2013.

A standard maritime industry performance measure is the TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2011, 2012 and 2013 was $9,408, $4,515 and $3,256, respectively.

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

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2013, 2012 and 2011 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2013	2012	2011

Adjusted EBITDA (1)	$(18,513)	$(7,092)	$5,833

Fleet Data:

Average number of vessels (2)	7.00	7.02	8.21

Ownership days (3)	2,555	2,562	2,998

Available days (4)	1,068	2,529	2,960

Operating days (5)	887	2,337	2,865

Fleet utilization (6)	83.1%	92.4%	96.8%

Average Daily Results:

Average TCE rate (7)	$3,256	$4,515	$9,408

Vessel operating expenses (8)	4,252	4,242	4,858

Management fees (9)	583	726	634

General and administrative expenses(10)	1,528	1,494	1,538
Total vessel operating expenses (11)	$4,835	4,968	5,492

(1)	Adjusted EBITDA represents net loss before taxes, depreciation and amortization, amortization of deferred revenue, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, impairment of advances for vessels under construction, interest and finance cost net, loss on debt extinguishment, provision and write-offs of insurance claims and bad debts, (gain)/loss on sale of vessel, gain on settlement of payable, loss on settlement of liability through stock issuance and gain on debt extinguishment. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	For the year ended December 31,
	2013	2012	2011
Net loss	$(48,705)	$(30,888)	$(88,196)
Depreciation and amortization	5,927	6,717	9,579
Amortization of deferred revenue	—	—	(136)
Stock-based compensation expense	42	122	122
Vessel impairment loss	27,455	12,480	69,998
Impairment of advances for vessels under construction	—	—	11,717
Loss on derivative instruments	40	85	178
Interest and finance cost, net of interest income	2,381	2,583	3,999
(Gain) on sale of vessel	—	—	(1,561)
Provision and write-offs of insurance claims and bad debts	1,215	1,675	133
Loss on debt extinguishment	—	134	—
Gain on settlement of payable	(1,149)	—	—
Loss on settlement of liability through stock issuance	3,914	—	—
Gain on debt extinguishment	(9,633)	—	—
Adjusted EBITDA	$(18,513)	$(7,092)	$5,833

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2013	2012	2011

Operating revenues	$6,074	$14,260	$29,538

Voyage expenses and commissions	(3,186)	(3,709)	(2,584)

Net operating revenues	2,888	10,551	26,954

Operating days	887	2,337	2,865

Time charter equivalent daily rate	$3,256	$4,515	$9,408

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2013	2012	2011

Vessel operating expenses	$10,865	$10,868	$14,563

Ownership days	2,555	2,562	2,998

Daily vessel operating expense	$4,252	$4,242	$4,858

(9)	Daily management fees are calculated by dividing total management fees (excluding stock-based compensation expense and gain on shares issued to the Manager) paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense and gain on shares issued to the Manager) by ownership days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Year Ended December 31, 2013 as Compared to Year Ended December 31, 2012

REVENUES - Operating revenues for the year ended December 31, 2013 were $6,074 compared to $14,260 for the year ended December 31, 2012. The decrease of $8,186 is mainly attributable to (i) the lower average daily TCE rate of $3,256 in the year ended December 31, 2013 compared to an average daily TCE rate of $4,515 in the year ended December 31, 2012 on the back of the very weak spot charter rates, (ii) the decrease of the operational vessels in our fleet (see “Employment and Charter Rates” above) and (iii) a lower fleet utilization of 83.1% for the year ended December 31, 2013 compared to 92.4% for the year ended December 31, 2012.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $2,669 for the year ended December 31, 2013, as compared to $2,835 for the year ended December 31, 2012. The variance in voyage expenses reflects mainly the decreased replenishment of bunkers to the owners’ account during the year ended December 31, 2013. For year ended December 31, 2013, commissions charged amounted to $517, as compared to $874 for the year ended December 31, 2012. The decrease in commissions is mainly due to the large decrease of operating revenues for the year ended December 31, 2013 compared to the year ended December 31, 2012. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $10,865 in the year ended December 31, 2013, as compared to $10,868 in the year ended December 31, 2012. The operating expenses were roughly similar reflecting the cost of maintaining the vessels even when not operational for income producing purposes.

DEPRECIATION AND AMORTIZATION - For the years ended December 31, 2013 and 2012, depreciation expense was the same at $5,729. For the year ended December 31, 2013, amortization of dry-dockings and special survey costs totaled $199, a decrease of $789 over the $988 expenses reported in the year ended December 31, 2012. The main reason for the decrease is that the M/V Free Knight and the M/V Free Maverick scheduled dry-docking and special survey costs have been fully amortized as of December 31, 2013.

MANAGEMENT FEES - Management fees for the year ended December 31, 2013 totaled $1,490 as compared to $2,404 in the year ended December 31, 2012. The $914 decrease in management fees mainly resulted from the recognition of $436 as gain for the issuance of 492,714 shares of the Company’s common stock to the Manager in payment of $1,077 in unpaid management fees due to the Manager for the months of February through September 2013.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $3,904 (includes $238 stock-based compensation expense for the issuance of 34,069 shares of the Company’s common stock to the Manager in payment of $136 in unpaid services fees due to the Manager for January 2013) for the year ended December 31, 2013, as compared to $4,443 (includes $616 stock-based compensation expense) for the year ended December 31, 2012. The decrease of $539 was mainly due to the recognition of $518 as gain for the issuance of 498,944 shares of the Company’s common stock to the Manager in payment of $1,091 in unpaid services fees due to the Manager for the months of February through September 2013 and the issuance of 34,326 shares of the Company’s common stock to the non-executive members of the Company’s Board of Directors, in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the years ended December 31, 2013 and 2012, the amounts were $1,215 and $1,675, respectively, which reflected the write-off of various long outstanding accounts receivable.

VESSEL IMPAIRMENT LOSS – As of December 31, 2013, the Company, according to the guidance under ASC 360, decided to change in the accompanying consolidated balance sheet the classification of the “held for sale” vessels (M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Neptune) to “held and used” since the market conditions were not favorable enough for concluding their sale and recognized an impairment loss of $3,477 in the accompanying consolidated statements of operations, of which $935 relates to the M/V Free Hero, $455 to the M/V Free Jupiter and $2,087 to the M/V Free Impala. In addition, the Company, also according to the provisions of ASC 360, has classified the M/V Free Knight, as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2013 at her estimated market value. On February 18, 2014, the M/V Free Knight was sold and an impairment charge of $23,978 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2013.

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” for the year ended December 31, 2012 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met. As of December 31, 2012, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $12,480 in the accompanying consolidated statements of operations, of which $2,880 relates to the M/V Free Hero, $3,360 to the M/V Free Jupiter, $3,360 to the M/V Free Impala and $2,880 to the M/V Free Neptune.

FINANCING COSTS - Financing costs amounted to $2,381 for the year ended December 31, 2013 and $2,583 for the year ended December 31, 2012. The decrease of the interest and financing costs incurred for the year ended December 31, 2013 as compared to the same period in 2012 was mainly attributed to the write-off of unamortized deferred amendment and restructuring fees of $939 related to the Deutsche Bank loan facilities, since the Bank, in accordance with the Settlement Agreement (see “Long-term debt” below), forgave the outstanding indebtedness and overdue interest owed by the Company of approximately $30 million in total and released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Knight and the M/V Free Maverick.

GAIN/(LOSS) ON INTEREST RATE SWAPS - The Company was party to two interest rate swap agreements which were fully unwound on February 3, 2014. Those do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations as of December 31, 2013. The Company has agreed to make quarterly payments to the counterparty based on decreasing notional amounts, standing at $2,686 and $1,438, respectively as of December 31, 2013 at fixed rates of 5.07% and 5.55% respectively, and the counterparty has agreed to make quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The change in the fair value of the Company’s two interest rate swaps for the years ended December 31, 2013, 2012 and 2011 resulted in unrealized gains of $246, $314 and $361, respectively. The settlements on the interest rate swaps for the years ended December 31, 2013, 2012 and 2011 resulted in realized losses of $286, $399 and $539, respectively. The total of the change in fair value and settlements for the year ended December 31, 2013, 2012 and 2011 aggregate to losses of $40, $85 and $178, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

NET LOSS - Net loss for the year ended December 31, 2013 was $48,705 as compared to net loss of $30,888 for the year ended December 31, 2012. The increase of the net loss for the year ended December 31, 2013 resulted primarily from the impairment charge the Company recognized due to the sale of M/V Free Knight on February 18, 2014 and a decline in revenue, which resulted from the weak spot charter rates and the decrease of the operational vessels in our fleet.

Year Ended December 31, 2012 as Compared to Year Ended December 31, 2011

REVENUES - Operating revenues for the year ended December 31, 2012 were $14,260 compared to $29,538 for the year ended December 31, 2011. The decrease of $15,278 is mainly attributable to the lower average daily TCE rate of $4,515 in the year ended December 31, 2012 compared to an average daily TCE rate of $9,408 in the year ended December 31, 2011 on the back of the very weak spot charter rates and to a lesser degree to the decrease of the average number of vessels in our fleet to 7.02 vessels for the year ended December 31, 2012 compared to 8.21 vessels for the year ended December 31, 2011 and to a lower fleet utilization of 93% for the year ended December 31, 2012 compared to 96.8% for the year ended December 31, 2011.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $2,835 for the year ended December 31, 2012, as compared to $807 for the year ended December 31, 2011. The variance in voyage expenses reflects mainly the increased replenishment of bunkers to the owners’ account and the increased idle time of the vessels during 2012. For the year ended December 31, 2012, commissions charged amounted to $874, as compared to $1,777 for the year ended December 31, 2011. The decrease in commissions is mainly due to the large decrease of operating revenues for the year ended December 31, 2012 compared to the year ended December 31, 2011. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $10,868 in the year ended December 31, 2012, as compared to $14,563 in the year ended December 31, 2011. The decrease of $3,695, which is translated to daily operating expenses of $4,242 for the year ended December 31, 2012 versus $4,858 for the year ended December 31, 2011 is primarily due to the intensification of the cost cutting initiatives initiated in the fourth quarter of 2010 and continued throughout 2012 and the ownership of 7.02 vessels versus 8.21 during the prior year.

DEPRECIATION AND AMORTIZATION - For the year ended December 31, 2012, depreciation expense totaled $5,729 as compared to $8,664 for the year ended December 31, 2011. The decrease of $2,935 in depreciation expense resulted mainly from the ownership of 7.02 vessels for the year ended December 31, 2012 compared to 8.21 vessels for the year ended December 31, 2011. For the year ended December 31, 2012, amortization of dry-dockings and special survey costs totaled $988, a slight increase of $73 over the $915 expenses reported in the year ended December 31, 2011. The main reason for the slight increase is the amortization, commenced in August 2012, of the M/V Free Jupiter scheduled dry-docking and special survey costs.

MANAGEMENT FEES - Management fees for the year ended December 31, 2,012 totaled $2,404, as compared to $1,900 in the year ended December 31, 2011. The $504 increase in management fees mainly resulted from the recognition of $543 as stock-based compensation expense for the issuance of: i) 201,037 shares of the Company's common stock to the Manager in payment of $916 in unpaid management fees due to the Manager for the first and third quarter of 2012 and ii) 149,561 shares on February 28, 2013 of its common stock to the Manager in payment of $266 in unpaid management fees due to the Manager for November and December 2012 under the management agreement with the Company.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $4,443 (including $616 stock-based compensation expense) for the year ended December 31, 2012, as compared to $4,734 (including $122 stock-based compensation expense) for the year ended December 31, 2011. The decrease of $291 due to the cost cutting policy applied throughout 2012, was counterbalanced by the amount of $494 recognized as stock-based compensation expense for the issuance of: i) 237,326 shares of the Company's common stock to the Manager in payment of $818 in unpaid services fees due to the Manager for the first and third quarter of 2012, in payment of $155 in unpaid Board fees for the last three quarters of 2011 and in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012 and ii) 195,219 shares on February 28, 2013 of its common stock to the Manager in payment of $272 in unpaid services fees due to the Manager for November and December 2012 and in payment of $48 in unpaid Board fees for the fourth quarter of 2012, under the services agreement with the Company.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the year ended December 31, 2012, the amount of $1,675 reflected the write-off of various long outstanding accounts receivable. The amount of $1,173 relates to the remaining outstanding balance of the KLC time charter, which the Company wrote-off. Despite the write-off, the Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court. The Company intends to seek a further award (if this matter does not settle) for the disputed balance, which is adequately secured. For the year ended December 31, 2011, the provision totaled $133, which reflected the write-off of various long outstanding accounts receivable.

GAIN/LOSS ON SALE OF VESSEL - During the year ended December 31, 2012, there were no vessel disposals. For the year ended December 31, 2011, the Company recognized a gain of $1,561 on the sale of the M/V Free Envoy.

VESSEL IMPAIRMENT LOSS - The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” for the year ended December 31, 2012 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. As of December 31, 2012, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $12,480 in the consolidated statements of operations, of which $2,880 relates to the M/V Free Hero, $3,360 to the M/V Free Jupiter, $3,360 to the M/V Free Impala and $2,880 to the M/V Free Neptune. The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the consolidated balance sheet for the year ended December 31, 2011 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On February 28, 2011, after obtaining the respective lenders consent (FBB), the Company’s Board of Directors, approved a plan of sale of the vessels M/V Free Impala and M/V Free Neptune within the context of its plans to fund its working capital requirements. On July 15, 2011, the Company’s Board of Directors approved a plan of sale of the vessels M/V Free Jupiter and M/V Free Lady (which was sold on November 8, 2011) as a result of the fourth supplemental agreement the Company entered into with Credit Suisse. Drydocking costs consists of the unamortized dry docking and special survey costs of the M/V Free Neptune which were included in “Vessels held for sale” following the vessel’s classification as held for sale in February 2011 as well as $373 relating to the cost of the drydocking and special survey performed on this vessel in November 2011. As of December 31, 2011, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $23,483 in the consolidated statements of operations.

IMPAIRMENT OF ADVANCES FOR VESSELS UNDER CONSTRUCTION - As of December 31, 2011, the Company has impaired the advances and the capitalized expenses relating to the vessels under construction after the cancelation of ABN AMRO financing commitment on December 30, 2011. There were no advances and capitalized expenses relating to the vessels under construction, since their cancelation in 2011, to be impaired for the year ended December 31, 2012.

FINANCING COSTS - Financing costs amounted to $2,717 for the year ended December 31, 2012 and $4,003 for the year ended December 31, 2011. The decrease of the interest and financing costs incurred for the year ended December 31, 2012 as compared to the same period in 2011 was attributed to:

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

GAIN/(LOSS) ON INTEREST RATE SWAPS - The Company is a party to two interest rate swap agreements that do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $4,340 and $2,323, respectively as of December 31, 2012 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. The change in the fair value of the Company’s two interest rate swaps for the year ended December 31, 2012, 2011 and 2010 resulted in unrealized gains of $314, $361 and $129, respectively. The settlements on the interest rate swaps for the year ended December 31, 2012, 2011 and 2010 resulted in realized losses of $399, $539 and $594, respectively. The total of the change in fair value and settlements for the year ended December 31, 2012, 2011 and 2010 aggregate to losses of $85, $178 and $465, respectively, which is separately reflected in “Loss on derivative instruments” in the consolidated statements of operations.

NET LOSS - Net loss for the year ended December 31, 2012 was $30,888 as compared to net loss of $88,196 for the year ended December 31, 2011. The decrease of the net loss for the year ended December 31, 2012 resulted primarily from

•	the higher amount of impairment loss the Company recognized in the consolidated statements of operations in the year ended December 31, 2011, compared to an impairment loss of $12,480 the Company recognized in the year ended December 31, 2012 and

•	the write off of $11,717 regarding the advances of vessels under construction the Company recognized in the year ended December 31, 2011.

Liquidity and Capital Resources

We have historically financed our capital requirements from sales of equity securities, operating cash flows and long-term borrowings. As of December 31, 2013, our long-term borrowings totaled $59,687. We have primarily used our funds for capital expenditures to maintain our fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in ‘permanent default’ and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released. The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.

In addition, the Company did not pay the monthly loan installment amounts for $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in January, February, March and April 2013. In May 2013, the Company did not pay the monthly loan installment amounts of $11.5 for each of Facility A and Facility B with Deutsche Bank, totaling $23 along with accrued interest due. Moreover, the Company did not pay the interest installment due in June 2013. On September 25, 2013, the Company and its wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. entered into the Amendment with Deutsche Bank, Hanover and Crede, which, upon court approval on October 9, 2013 (see “Long-term debt” below), removed approximately $30 million of debt from the Company’s consolidated balance sheet.

On January 31, 2013 the Company did not pay the Credit Suisse facility interest installment of $124. The Company did not pay the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013. On April 26, 2013, the Company paid the Credit Suisse facility interest installment of $124 due on January 31, 2013. On April 30 and July 31, 2013 the Company did not pay the Credit Suisse facility interest installments of $117 and $119, respectively. Additionally, the Company did not pay the interest rate swap amounts of $48, $25, $43 and $22 due on June 5, 2013, July 2, 2013, September 5, 2013 and October 2, 2013, respectively. In addition, on October 31, 2013, the Company did not pay the Credit Suisse facility interest installment of $118. Furthermore, the Company did not pay the interest rate swap amounts of $38 due on December 5, 2013 and $19 due on January 2, 2014, respectively. On February 3, 2014, the Company paid the amount of $201 to fully unwind its two interest rate swap agreements with Credit Suisse. The Company received reservation of right letters on August 9, 2013, October 4, 2013 and November 1, 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred to in the security documents. On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to Credit Suisse and Credit Suisse would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released. The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.

If the Company is not able to raise the capital necessary to complete the agreements reached with the NBG and Credit Suisse or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2013, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, and derivative financial instrument liability as current.

Cash Flows

Year Ended December 31, 2013 as Compared to Year Ended December 31, 2012

OPERATING ACTIVITIES - Net cash used in operating activities increased by $1,953 to $3,978 for the year ended December 31, 2013, as compared to $2,025 for the year ended December 31, 2012. The increase reflected the weak freight market and the decrease of the operational vessels in our fleet (see “Employment and Charter Rates” above) during the year ended December 31, 2013.

FINANCING ACTIVITIES – Net cash provided by financing activities for year ended December 31, 2013 was $11,530, as compared to $1,723 for the year ended December 31, 2012. The increase in cash was due to:

•	the proceeds of $489 from the four 8% interest bearing convertible notes the Company entered into agreements with Asher Enterprises, Inc. (“Asher”) in January, April, May and July 2013. As of the date of this report, all of the convertible notes have been converted into common shares;

•	the sale of series B and C convertible preferred stock to Crede for gross cash proceeds of $10,000 (see "Item 18 Financial Statements — Note 15 Shareholders’ Equity"); and

•	the proceeds of $1,041 related to the equity lines the Company entered with Dutchess and Granite on May 29, 2013 and January 24, 2013, respectively (see "Item 18 Financial Statements — Note 15 Shareholders’ Equity").

Year Ended December 31, 2012 as Compared to Year Ended December 31, 2011

OPERATING ACTIVITIES - Net cash from operating activities decreased by $6,495 to $(2,025) for the year ended December 31, 2012, as compared to net cash from operating activities of $4,470 for the year ended December 31, 2011. The decrease resulted from the weak freight market in the year ended December 31, 2012 compared to the same period in 2011 and the reduced average number of vessels to 7.02 in the year ended December 31, 2012 from 8.21 in the year ended December 31, 2011.

INVESTING ACTIVITIES - Net cash provided by (used in) investing activities during the year ended December 31, 2012 was $nil, as compared to $18,422 provided by investing activities for the year ended December 31, 2011. The variation reflected the cancelation of the two Handysize newbuildings and the fact that no vessel disposals incurred during the year ended December 31, 2012.

FINANCING ACTIVITIES - The cash from financing activities for the year ended December 31, 2012 was $1,723, as compared to $(26,255) used in for the year ended December 31, 2011. The increase in cash was mainly due to:

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

The weighted average interest rate for the year ended December 31, 2013 and 2012 was 2.3% and 2.7%, respectively. Interest expense incurred under the above loan agreements amounted to $1,946, $ 2,415 and $3,173 (net of capitalized interest $282) for the years ended December 31, 2013, 2012 and 2011, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

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

The Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in January, February, March and April 2013. Also, in May 2013, the Company did not pay the monthly repayments of $11.5 for each of Facility A and Facility B with Deutsche Bank, totaling $23 along with accrued interest due. As well, the Company did not pay the interest due in June 2013.

On July 5, 2013, the Company entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. Pursuant to the terms of the Settlement Agreement, Hanover agreed to purchase $10,500 of outstanding indebtedness owed by the Company to Deutsche Bank, out of a total outstanding amount owed of $29,958, subject to the satisfaction of a number of conditions set forth in the Settlement Agreement. Upon payment in full of the $10,500 purchase price for such purchased indebtedness by Hanover to Deutsche Bank in accordance with the terms and conditions of the Settlement Agreement, the remaining outstanding indebtedness of the Company and its subsidiaries to Deutsche Bank would be forgiven, and the mortgages of two security vessels would be discharged.

The Settlement Agreement would not have become effective until Hanover deposited in escrow an amount of $2,500 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement (the “Settlement Conditions”). If the Settlement Conditions were not met by August 2, 2013 (20 trading days after execution of the Settlement Agreement), the Settlement Agreement would automatically be dissolved without any further action of the parties. In addition, the Settlement Agreement would have automatically terminated upon the occurrence of certain events set forth in the Settlement Agreement. In addition, Deutsche Bank had the right to terminate the Settlement Agreement upon the failure of Hanover to make certain installment payments of the purchase price for the purchased debt within certain time frames set forth in the Settlement Agreement.

On August 2, 2013, the Company entered into an Addendum to the Debt Purchase and Settlement Agreement (the “Addendum”) with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. As previously reported, the Settlement Agreement was not to become effective until Hanover deposited in escrow an amount of $2,500 plus all reasonably incurred legal fees and expenses and the parties entered into an escrow agreement (the “Settlement Conditions”). On August 2, 2013, the Settlement Conditions were fulfilled and the Settlement Agreement became effective. The Addendum extended the date upon which the parties had to achieve one of the conditions to the fulfillment of the terms of the Settlement Agreement.

On September 25, 2013, the Company entered into the Amendment with Deutsche Bank, Hanover, Crede and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. Pursuant to the Amendment, Hanover assigned all of its rights and obligations under the Settlement Agreement and the Escrow Agreement to Crede on the terms set forth therein. Crede agreed to pay Hanover $3,624 in the aggregate, $2,624 of which represented the amount deposited in escrow by Hanover as well as fees and other expenses incurred by Hanover. In addition, the Escrow Agreement was amended to provide that Crede would deposit an additional $8,003 into escrow, following which the entire aggregate amount being held in escrow pursuant to the Escrow Agreement became $10,542 which represented the entire purchase price for the purchased indebtedness plus fees and expenses incurred by Deutsche Bank. This amount was released from escrow in favor of Deutsche Bank upon receipt of Court approval of the Settlement Agreement together with the simultaneous debt forgiveness, mortgage release of both security vessels, release of all general and specific assignments, release of all corporate guarantees of the parent and subsidiaries from Deutsche Bank. In addition to the foregoing, the Company, in consideration for Hanover’s cancellation of certain covenants, issued to Hanover 400,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013. Said registration was filed and became effective on January 28, 2014.

On September 26, 2013, Crede and the Company entered into an Exchange Agreement, in order to settle the complaint filed against the Company by Crede seeking to recover an aggregate of $10,500, representing all amounts due under the Settlement Agreement, as amended. The total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement equal the quotient of (i) $11,850 divided by (ii) 78% of the volume weighted average price of the Company’s Common Stock, over the 75-consecutive trading day period immediately following the first trading day after the Court approved the Order (or such shorter trading-day period as may be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “Crede Settlement Shares”). 1,011,944 of the Crede Settlement Shares were issued and delivered to Crede on October 10, 2013 and 7,729,818 Crede Settlement Shares were issued and delivered to Crede between October 11, 2013 and December 27, 2013.

The Exchange Agreement further provided that if, at any time and from time to time during the Calculation Period (as defined below), the total number of Crede Settlement Shares (as defined below) previously issued to Crede is less than the total number of Crede Settlement Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede may, in its sole discretion, deliver one or more written notices to the Company requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company will upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Crede Settlement Shares” for purposes of the Exchange Agreement. At the end of the Calculation Period, (i) if the total number of Crede Settlement Shares required to be issued exceeds the number of Crede Settlement Shares previously issued to Crede, then the Company will issue to Crede or its designee additional shares of Common Stock equal to the difference between the total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede, and (ii) if the total number of Crede Settlement Shares required to be issued is less than the number of Crede Settlement Shares previously issued to Crede, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede. Crede may sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period.

On October 9, 2013, the Company received approval by the Supreme Court of the State of New York of the terms and conditions of the Exchange Agreement between the Company and Crede. As a result of the court approval, Crede released $10,500 to Deutsche Bank and Deutsche Bank, upon receipt of the funds, had, in accordance with the Settlement Agreement, forgiven the remaining outstanding indebtedness and overdue interest owed by the Company approximately $19,500 in total and released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Knight and the M/V Free Maverick.

Credit Suisse Facility

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

On January 31, 2013 the Company did not pay the Credit Suisse facility interest installment of $124. The Company did not pay the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013. On April 26, 2013, the Company paid the Credit Suisse facility interest installment of $124 due on January 31, 2013. On April 30 and July 31, 2013 the Company did not pay the Credit Suisse facility interest installments of $117 and $119, respectively. Additionally, the Company did not pay the interest rate swap amounts of $48, $25, $43 and $22 due on June 5, 2013, July 2, 2013, September 5, 2013 and October 2, 2013, respectively. In addition, on October 31, 2013, the Company did not pay the Credit Suisse facility interest installment of $118. Furthermore, the Company did not pay the interest rate swap amounts of $38 due on December 5, 2013 and $19 due on January 2, 2014, respectively. On February 3, 2014, the Company paid the amount of $201 to fully unwind its two interest rate swap agreements with Credit Suisse. The Company received reservation of right letters on August 9, 2013, October 4, 2013 and November 1, 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred to in the security documents. The Company has entered into a term sheet with Credit Suisse to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby Credit Suisse would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See “Item 5. Operating and Financial Review and Prospects – Recent Developments” for more information.

An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, is due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in ‘permanent default’ and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. The Company has entered into an agreement with the NBG to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby the NBG would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See “Item 5. Operating and Financial Review and Prospects – Recent Developments” for more information.

Loan Covenants

As of December 31, 2013, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. As well, as of December 31, 2013 the Company was in breach of the interest coverage ratio for its loan agreement with Credit Suisse.

Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $59,687 as current at December 31, 2013.

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

NBG (fka FBB) loan agreement:

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

Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Summary of Contractual Obligations

The following table summarizes our contractual obligations and their maturity dates as of December 31, 2013:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)
Long-term debt	$59,687	$59,687	$—	$—	$—	$—	$—

Interest on variable-rate debt	1,195	1,195	—	—	—	—	—

Services fees to the Manager	8,175	1,635	1,635	1,635	1,635	1,635	—

Management fees to the Manager	9,013	1,822	683	683	683	683	4,459

Total obligations	$78,070	$64,339	$2,318	$2,318	$2,318	$2,318	$4,459

 The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands)

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	43	Chairman of the Board of Directors, Chief Executive Officer and President	2014
Dimitris Papadopoulos	69	Chief Financial Officer and Treasurer	—
Focko H. Nauta	56	Director	2013
Dimitrios Panagiotopoulos	53	Director	2014
Keith Bloomfield	43	Director	2013
Xenophon Galinas	57	Director	2015
Maria Badekas	42	Secretary	—

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

Dimitris D. Papadopoulos became our chief financial officer in November 2013. Mr. Papadopoulos started his career with Citigroup in New York from 1968 to 1970, in the European credit division, and was later posted in Athens from 1970 to 1975, where he left as general manager of corporate finance to join Archirodon Group Inc. There he served as financial and administration vice president from 1975 to 1991, which included the financial supervision of the Group's shipping division, the Konkar Group. He served as chairman and chief executive officer of the group's U.S. arm, Delphinance Development Corp. from 1984 to 1991. In addition to its real estate development, oil and gas development and venture capital investments, Delphinance owned several U.S. contracting companies engaged in both the public and private sectors, with special expertise in harbor and marine works. In 1991, he assumed the position of managing director of Dorian Bank, a full-charter commercial and investment bank in Greece, where he served until 1996. From 1996 until 1998 and from 2000 until 2001, he was a freelance business consultant. From 1998 to 1999, he served as managing director of Porto Carras S.A., a resort hotel in Northern Greece. Later, as executive vice president at the Hellenic Investment Bank, from 1999 to 2000, he was responsible for developing the bank's new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations. From 2004 until April 2007, Mr. Papadopoulos served as president of Waterfront Developments S.A. As a Fullbright grantee, Mr. Papadopoulos studied economics at Austin College, Texas (B.A. and "Who's Who amongst Students in American Colleges and Universities" — 1968) and did graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.

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

The total gross cash compensation paid for 2012 and for the year ended December 31, 2013 to our directors was $nil and $ $40, respectively. We have agreed to pay each of our non-executive directors a fee of $40 per year. On April 23, 2012, the Company’s Board of Directors approved the issuance of 33,214 shares of the Company's common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 3,993 shares of the Company's common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable.

On October 3, 2012, the Company’s Board of Directors approved the issuance of 43,930 shares of the Company's common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 6,536 shares of the Company’s common stock to the non-executive members of its Board of Directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the three quarters of 2012, which are the dates that the Board fees were due and payable.

On February 28, 2013, pursuant to the approval of the Company’s Board of Directors at its January 18, 2013 meeting, the Company issued 128,328 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 8,382 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012.

On July 10, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 493,911 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions.

On September 20, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 1,197,034 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions.

On October 14, 2013, the Company issued 991,658 shares of its common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February – September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which is the date the management and services fees were due and payable. In addition, the Company also issued an aggregate of 34,326 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarters of 2013.

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

The term of our Class A directors expires in 2015, the term of our Class B directors expires in 2016 and the term of our Class C directors expires in 2014. There are no agreements between us and any director that provide for benefits upon termination or retirement.

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

Amended and Restated 2005 Stock Incentive Plan

Our Amended and Restated 2005 Stock Incentive Plan was implemented for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Our shareholders approved the plan on December 19, 2006. Awards may be granted under the plan in the form of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Pursuant to the plan, there are no shares of our common stock available for grant as of the date of this annual report.

In December 2007, the Company’s Board of Directors granted 180 options to directors and 500 options to executive officers, as adjusted to reflect the reverse stock split effective December 2, 2013, of which 560 would vest in one year, 60 would vest in two years and 60 in three years from the grant, all at an exercise price of $2,062.5 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 440 of the stock options granted to them, leaving 240 stock options unexercised, which expired on December 24, 2012.

On December 31, 2009, the Company’s Board of Directors awarded 5,100 restricted shares, as adjusted to reflect the reverse stock split effective December 2, 2013, to its non-executive directors, executive officers and certain of Manager’s employees. The remaining unvested restricted shares amounted to 1,000 were vested on December 31, 2013.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets out certain information regarding the beneficial ownership of our common stock as of March 10, 2014 by each of our officers and directors, all of our officers and directors as a group, and each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name	Number of Shares of Common Stock Beneficially Owned	Shares of Common Stock Beneficially Owned (1)
Ion G. Varouxakis (2)	2,193,864	8.5%
Dimitris Papadopoulos	-	*
Focko H. Nauta	77,457	*
Dimitrios Panagiotopoulos	75,330	*
Keith Bloomfield	75,210	*
Xenophon Galinas	42,528	*
Maria Badekas	54,908	*

All directors and executive officers as a group (seven persons)	2,519,297	9.8%

* Less than 1%.

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Based on 25,675,044 shares of common stock outstanding as of March 10, 2014.
(2)	Includes 1,063,821 shares held directly by Mr. Varouxakis, 10,059 shares owned by The Mida's Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis and 1,119,984 shares owned by Free Bulkers S.A. which Mr. Varouxakis has voting and dispositive power for shares owned by that entity. Does not include 160 shares owned of record by V Estates S.A., which is controlled by his father, or 122 shares owned of record by his mother, as to which shares he disclaims beneficial ownership.

B.	Related Party Transactions

Manager

All vessels owned by the Company receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

In June 2011, each of the ship-owning subsidiaries entered into an amended and restated management agreement and the Company entered into a services agreement with the Manager pursuant to which the monthly technical management fee increased from $16,500 to $18,975 and the monthly services fee increased from $118,500 to $136,275, effective June 1, 2011. In addition, in connection with the relocation of the Company’s offices in June 2011, the Company entered into an agreement with the Manager pursuant to which the Company agreed to pay the Manager 65% of the rental due for the office space, commencing June 2011, and 65% of the apportioned common expenses and maintenance expenses.

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

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, a monthly technical management fee of $18,975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Manager. During the years ended December 31, 2013 and 2012, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $104, $174 and $371 for the years ended December 31, 2013, 2012 and 2011 respectively, included in “Commissions” in the accompanying consolidated statements of operations.

The Company also pays, as per its services agreement with the Manager, a monthly fee of $136,275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2013 would be approximately $91,314. In connection with the shares issued to the Manager in payment of unpaid management and services fees, described below, the Manager has waived its right to terminate the services agreement and receive such termination fee.

On April 23, 2012, the Company’s Board of Directors approved the issuance of 33,214 shares of the Company's common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 3,993 shares of the Company's common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. On August 10, 2012, pursuant to the above approval of the Company’s Board of Directors, the Company issued 33,214 shares of its common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 and 3,993 shares of its common stock to its non-executive directors in payment of $155 in unpaid Board fees for the last three quarters of 2011. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

On October 3, 2012, the Company’s Board of Directors approved the issuance of 43,930 shares of the Company's common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 6,536 shares of the Company’s common stock to the non-executive members of its Board of Directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012. The aggregate number of shares issued to the directors was based on the closing prices of the Company's common stock on the last day of each of the three quarters of 2012, which are the dates that the Board fees were due and payable. On October 11, 2012, pursuant to the above approval of the Company’s Board of Directors, the Company issued 43,930 shares of its common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 and 6,536 shares of its common stock to its non-executive directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

On January 18, 2013, the Company’s’ Board of Directors approved the issuance of an additional 128,328 shares of the Company’s common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 10,604 shares of the Company’s common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012. The aggregate number of shares issued to the directors was based on the closing price of the Company’s common stock on the last day of the fourth quarter of 2012, which is the date that the Board fees were due and payable.

On February 28, 2013, pursuant to the above approval of the Company’s Board of Directors, the Company issued 128,328 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 8,382 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

On October 14, 2013, the Company issued 991,658 shares of its common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February – September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which is the date the management and services fees were due and payable. In addition, the Company also issued an aggregate of 34,326 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarters of 2013.

Fees and expenses charged by the Manager are included in the accompanying consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel”, “Vessel impairment loss”, “Advances for vessels under construction” and “Write-off of advances for vessels under construction”. The total amounts charged for the year ended December 31, 2013, 2012 and 2011 amounted to $3,133 ($1,490 of management fees, $1,499 of services fees, $131 of superintendent fees and $13 for other expenses), $4,560 ($2,404 of management fees, $1,985 of services fees, $134 of superintendent fees and $37 for other expenses), and $4,451 ($1,900 of management fees, $1,609 of services fees, $146 of superintendent fees, $144 for compensation of relocation expenses, $179 for other expenses and $473 for management fees and supervision expenses for vessels under construction), respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $474 recognized as stock-based compensation expense for the issuance of 67,754 shares of the Company’s common stock to the Manager in payment of $271 in unpaid fees due to the Manager for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $954 recognized as gain for the issuance of 991,658 shares of the Company’s common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February, March, April, May, June, July, August and September 2013 and the issuance of 34,326 shares of the Company’s common stock to the non-executive members of its Board of Directors, in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

The balance due from the Manager as of December 31, 2013 and December 31, 2012 was $1,167 and $346 respectively. The amount paid to the Manager for office space during the year ended December 31, 2013, 2012 and 2011 was $147, $143 and $178, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

National Bank of Greece (NBG)

Effective May 13, 2013, FBB ceased to be a related party according to the requirements of ASC 850 (“Related Party Disclosures”), since the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the NBG. The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG.

Other Related Parties

The Company, through the Manager uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2013, 2012 and 2011, such ship-brokering firm charged the Company commissions of $19, $43 and $56, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2013 and December 31, 2012 was $nil and $94, respectively.

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

The closing high and low sales prices of our common stock as reported by the NASDAQ Stock Market, for the years, quarters and months indicated, are as follows (adjusted to give effect of our one share for five share reverse stock split that was effective on October 1, 2010, the one share for ten share reverse stock split that was effective on February 14, 2013 and the one share for five share reverse stock split that was effective on December 2, 2013):

	Common Stock
For the Years Ended:	High	Low
December 31, 2009	$872.50	$292.50
December 31, 2010	397.50	180.50
December 31, 2011	194.50	20.00
December 31, 2012	92.50	3.50
December 31, 2013	29.00	0.85

	Common Stock
For the Quarters Ended:	High	Low
March 31, 2012	$46.50	$40.00
June 30, 2012	92.50	31.50
September 30, 2012	33.00	10.50
December 31, 2012	12.00	3.50
March 31, 2013	29.00	3.10
June 30, 2013	7.20	1.70
September 30, 2013	4.65	0.85
December 31, 2013	4.20	1.00

	Common Stock
For the Months Ended:	High	Low
September 30, 2013	$4.65	$0.85
October 31, 2013	4.20	1.80
November 30, 2013	2.23	1.43
December 31, 2013	3.10	1.00
January 31, 2014	2.44	1.65
February 28, 2014	2.12	1.55

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•	any person other than our existing shareholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

C.	Material Contracts

The following is a summary of the agreements considered material to the Company and should be read together with the full text of such agreements.

•	On September 25, 2013, the Company and its wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. entered into the Amendment with Deutsche Bank, Hanover and Crede which, upon court approval on October 9, 2013 removed approximately $30 million of debt from the Company’s consolidated balance sheet. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt".

•	On November 3, 2013, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Crede for an aggregate investment of $10 million into the company through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions. See "Item 18 Financial Statements — Note 15 Shareholders’ Equity".

D.	Exchange Controls.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

The Republic of the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy the second requirement enumerated above.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Dimitris Papadopoulos, Chief Financial Officer, FreeSeas Inc., 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, telephone number +30-210-4528770 or facsimile number +30-210-4291010.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Fluctuation

The international drybulk industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We had two interest rate swaps outstanding (on February 3, 2014, the Company paid the amount of $201 to fully unwind its two interest rate swap agreements with Credit Suisse).

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2013 fiscal year by approximately $584 based upon our debt level during the period in 2013 during which we had debt outstanding.

The following table sets forth for a period of five years the sensitivity of the loans on each of the vessels owned by us during fiscal 2013 in U.S. dollars to a 100-basis-point increase in LIBOR.

Vessel Name	2014	2015	2016	2017	2018
Free Hero / Free Goddess / Free Jupiter	$362	$327	$-	$-	$-
Free Impala / Free Neptune	$221	$187	$148	$-	$-
Free Knight (free of mortgage and sold on February 18, 2014)	$-	$-	$-	$-	$-
Free Maverick (free of mortgage)	$-	$-	$-	$-	$-

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt” for a full description of each of these loans.

Interest Rate Risk

We are exposed to interest rate risk associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. We had two interest rate swaps outstanding (on February 3, 2014, the Company paid the amount of $201 to fully unwind its two interest rate swap agreements with Credit Suisse) with a total notional amount of $4,124 as of December 31, 2013. These interest rate swap agreements did not qualify for hedge accounting, and changes in their fair values were reflected in our earnings.

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

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2013, 2012 and 2011, approximately 53%, 29% and 32%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2013 by approximately $334 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2013.

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

Charter Market Risk

Our revenues, earnings and profitability are affected by the prevailing charter market rates. During 2013, the BDI remained volatile. In 2013, the BDI reached a high of 2,337 in December 2013 and a low of 698 in January 2013. Furthermore, charter rates have been particularly volatile during the first two and a half months of 2014. On, March 10, 2014, the BDI was 1,562, increasing from a low of 1,085 on February 12, 2014. Such chartering market volatility is expected to adversely impact our financial performance for the relevant quarter including its net income and cash flow.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Please see “Item 5. Operating and Financial Review and Prospects - Recent Developments” and “- Long-Term Debt” for a full description of loan defaults.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Except as described elsewhere in this document, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in 2013 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2013. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on that evaluation under this framework, our management concluded that as of December 31, 2013, our internal control over financial reporting was effective.

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

Changes to Internal Controls and Procedures for Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics.

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics has been filed as an exhibit to this annual report and is available on the Corporate Governance section of our website at www.freeseas.gr. We will also provide a paper copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Dimitris Papadopoulos, Chief Financial Officer.

Item 16C. Principal Accountant Fees and Services.

Independent Public Accountants Fees

The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2013	2012
Audit fees (1)	$135	$193
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$135	$193

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2013 and 2012, as well as fees for services related to the Company’s additional filings relating to possible capital raises.

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

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended December 31, 2013.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements

See Financial Statements attached hereto as pages F-1 to F-37.

Item 19.	Exhibits

ITEM 19.	EXHIBITS

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-5 for the year ended December 31, 2010 and incorporated herein by reference

1.6	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 12, 2013	Exhibit 3.01 to Registrant’s Form 6-K filed on February 14, 2013 and incorporated herein by reference

1.7	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on November 26, 2013	Exhibit 3.01 to Registrant’s Form 6-K, as filed on December 2, 2013 and incorporated herein by reference.

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.2	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.3	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.4	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.4 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.5	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.6	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.6 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.7	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

4.8	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.8 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.9	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.56 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.10	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.11	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.12	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Exhibit 4.12 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.13	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.14	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.15	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.16	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.17	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.18	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.19	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.20	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.21	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.22	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.23	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.24	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.25	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.26	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.64 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.27	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.28	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.66 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.29	First Preferred Liberian Ship Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.67 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.30	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.68 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.31	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.69 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.32	Addendum No. 2 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Lady in favor of Credit Suisse AG	Exhibit 4.32 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.33	Fourth Supplemental Agreement dated July 15, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.3 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.34	Fifth Supplemental Agreement dated November 7, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Filed as Exhibit 99.4 to Registrant’s 6-K filed December 12, 2011 and incorporated herein by reference

4.35	Credit Suisse Letter dated August 4, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.35 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.36	Credit Suisse Letter dated September 6, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.36 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.37	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.38	Letter Agreement dated February 2, 2012 with Credit Suisse	Filed as Exhibit 4.31 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.39	Standby Equity Distribution Agreement dated May 11, 2012 between FreeSeas and YA Global Masters SPV Ltd.	Exhibit 99.2 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

4.40	Note Purchase Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Masters SPV Ltd.	Exhibit 99.3 to Registrant’s Form 6-K, as filed May 15, 2012 and incorporated herein by reference

4.41	Sixth Supplemental Agreement dated May 31, 2012 among FreeSeas Inc., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A., Adventure Ten S.A., Free Bulkers S.A., and Credit Suisse AG	Exhibit 99.1 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.42	Facility Agreement (as amended and restated) between FreeSeas Inc. and Credit Suisse AG	Exhibit 99.2 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.43	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Five S.A. and Credit Suisse AG	Exhibit 99.3 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.44	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Six S.A. and Credit Suisse AG	Exhibit 99.4 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.45	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Eight S.A. and Credit Suisse AG	Exhibit 99.5 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.46	Deed of Release dated May 31, 2012 by Credit Suisse AG in favor of Adventure Ten S.A.	Exhibit 99.6 to Registrant’s Form 6-K, as filed June 12, 2012 and incorporated herein by reference

4.47	Amendment to Standby Equity Distribution Agreement dated June 28, 2012 between FreeSeas Inc. and YA Global Master SPV, Ltd.	Exhibit 99.1 to Registrant’s Form 6-K, as filed June 29, 2012 and incorporated herein by reference

4.48	Amendment and Restatement Agreement dated September 7, 2012 by and among FreeSeas Inc., certain of the Company's subsidiaries and Deutsche Bank Nederland N.V.	Exhibit 99.1 to Registrant’s Form 6-K, as filed September 19, 2012 and incorporated herein by reference

4.49	Investment Agreement dated as of October 11, 2012 by and between FreeSeas Inc. and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership.	Exhibit 99.1 to Registrant’s Form 6-K, as filed October 12, 2012 and incorporated herein by reference

4.50	Registration Rights Agreement dated as of October 11, 2012, by and between FreeSeas Inc. and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership.	Exhibit 99.2 to Registrant’s Form 6-K, as filed October 12, 2012 and incorporated herein by reference

4.51	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed January 15, 2013 and incorporated herein by reference

4.52	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated January 14, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed January 15, 2013 and incorporated herein by reference

4.53	Investment Agreement dated as of January 24, 2013 by and between FreeSeas Inc. and Granite State Capital, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed January 24, 2013 and incorporated herein by reference

4.54	Registration Rights Agreement dated as of January 24, 2013 by and between FreeSeas Inc. and Granite State Capital, LLC	Exhibit 99.2 to Registrant’s Form 6-K, as filed January 24, 2013 and incorporated herein by reference

4.55	Amendment to Stipulation of Settlement, dated January 31, 2013.	Exhibit 99.1 to Registrant’s Form 6-K, as filed February 1, 2013 and incorporated herein by reference

4.56	Order dated January 31, 2013.	Exhibit 99.2 to Registrant’s Form 6-K, as filed February 1, 2013 and incorporated herein by reference

4.57	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed February 13, 2013 and incorporated herein by reference

4.58	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated February 13, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed February 13, 2013 and incorporated herein by reference

4.59	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

4.60	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated March 19, 2013	Exhibit 99.2 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

4.61	Revised Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated March 20, 2013	Exhibit 99.3 to Registrant’s Form 6-K, as filed March 20, 2013 and incorporated herein by reference

4.62	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant's Form 6-K, as filed on April 17, 2013 and incorporated herein by reference.

4.63	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated April 17, 2013	Exhibit 99.2 to Registrant's Form 6-K, as filed on April 17, 2013 and incorporated herein by reference.

4.64	Investment Agreement dated May 29, 2013 by and between the Company and Dutchess Opportunity Fund, II, LP	Exhibit 99.1 to Registrant's Form 6-K, as filed on May 30, 2013 and incorporated herein by reference.

4.65	Registration Rights Agreement dated May 29, 2013 by and between the Company and Dutchess Opportunity Fund, II, LP	Exhibit 99.2 to Registrant's Form 6-K, as filed on May 30, 2013 and incorporated herein by reference.

4.66	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant's Form 6-K, as filed on June 26, 2013 and incorporated herein by reference.

4.67	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated June 25, 2013	Exhibit 99.2 to Registrant's Form 6-K, as filed on June 26, 2013 and incorporated herein by reference.

4.68	Form of Debt Purchase and Settlement Agreement, dated as of July 5, 2013 by and among FreeSeas Inc., Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., Deutsche Bank Nederland N.V. and Hanover Holdings I., LLC	Exhibit 99.1 to Registrant's Form 6-K, as filed on July 10, 2013 and incorporated herein by reference.

4.69	Assignment and Amendment Agreement, dated as of September 25, 2013, by and among FreeSeas Inc., Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., Deutsche Bank Nederland N.V., Crede CG III, Ltd. and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant's Form 6-K, as filed on September 26, 2013 and incorporated herein by reference.

4.70	Exchange Agreement, dated September 26, 2013, by and between the Company and Crede	Exhibit 99.1 to Registrant's Form 6-K, as filed on October 1, 2013 and incorporated herein by reference.

4.71	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated October 9, 2013	Exhibit 99.2 to Registrant's Form 6-K, as filed on October 10, 2013 and incorporated herein by reference.

4.72	Securities Purchase Agreement, dated November 3, 2013, by and between the Company and Crede	Exhibit 99.1 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.73	Form of Certificate of Designation, Rights and Preferences of the Series B Convertible Preferred Stock	Exhibit 99.2 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.74	Form of Certificate of Designation, Rights and Preferences of the Series C Convertible Preferred Stock	Exhibit 99.3 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.75	Form of Series A Warrant	Exhibit 99.4 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.76	Form of Series B Warrant	Exhibit 99.5 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.77	Form of Registration Rights Agreement, by and between the Company and Crede	Exhibit 99.6 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

8.1	Subsidiaries of the Registrant	Exhibit 21.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-182471) filed on June 29, 2012 and incorporated herein by reference

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith

16.1	Letter from Sherb & Co., LLP to the SEC, dated as of April 19, 2013.	Exhibit 16.1 to Registrant's Form 20-F, as filed on April 19, 2013 and incorporated herein by reference.

101 INS	XBRL Instance Document	Submitted herewith

101 SCH	XBRL Taxonomy Extension Schema Document	Submitted herewith

101 CAL	XBRL Taxonomy Calculation Linkbase Document	Submitted herewith

101 LAB	XBRL Taxonomy Labels Linkbase Document	Submitted herewith

101 PRE	XBRL Taxonomy Presentation Linkbase Document	Submitted herewith

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document	Submitted herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

Dated: March 24, 2014	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

805 Third Avenue Suite 902 New York, New York 10022 212.838-5100 212.838.2676/ Fax www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FreeSeas Inc.

We have audited the accompanying consolidated balance sheets of FreeSeas Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreeSeas Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has failed to meet scheduled payment obligations under its loan facilities and has not complied with certain covenants included in its loan agreements. Furthermore, the vast majority of the Company’s assets are considered to be highly illiquid and if the Company were forced to liquidate, the amount realized by the Company could be substantially lower that the carrying value of these assets. These conditions among others raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 3. The 2013 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

New York, NY

March 24, 2014

New York, NY   Washington DC   Mumbai, India   San Francisco, CA   Long Island, NY   Beijing, China

FREESEAS INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Notes	December 31, 2013	December 31, 2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$7,581	$29
Trade receivables, net of provision of $2,227 and $1,313 for 2013 and 2012, respectively.		1,318	1,230
Insurance claims	11	186	276
Due from related party	4	1,167	346
Inventories		32	521
Deferred charges — current portion	7	1,210	—
Prepayments and other		839	389
Vessel held for sale	6	3,465	32,792

Total current assets		15,798	35,583
Vessels, net	5	71,834	75,690
Deferred charges, net of current	7	—	3,086

Total non-current assets		71,834	78,776

Total assets		$87,632	$114,359

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$9,906	$13,809
Convertible notes, net	9	115	—
Accrued liabilities		4,931	2,834
Unearned revenue		—	204
Due to related party	4	—	94
Derivative financial instruments — current portion	8	200	446
Bank loans — current portion	10	59,687	89,169
Total current liabilities		74,839	106,556

Total liabilities		74,839	106,556

Commitments and Contingencies	11	—	—
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, 56,000 Series C Convertible Preferred Stock issued and outstanding at December 31, 2013 and none at December 31, 2012	13,15	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized, 22,753,868 and 272,566 shares issued and outstanding at December 31, 2013 and 2012, respectively	13,15	23	—
Additional paid-in capital		185,009	131,337
Accumulated deficit		(172,239)	(123,534)

Total shareholders’ equity		12,793	7,803

Total liabilities and shareholders’ equity		$87,632	$114,359

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Years Ended December 31,
	2013	2012	2011
OPERATING REVENUES	$6,074	$14,260	$29,538

OPERATING EXPENSES:
Voyage expenses	(2,669)	(2,835)	(807)
Commissions	(517)	(874)	(1,777)
Vessel operating expenses	(10,865)	(10,868)	(14,563)
Depreciation expense (Note 5)	(5,728)	(5,729)	(8,664)
Amortization of deferred charges (Note 7)	(199)	(988)	(915)
Management and other fees to a related party (Note 4)	(1,490)	(2,404)	(1,900)
General and administrative expenses	(3,904)	(4,443)	(4,734)
Provision and write-offs of insurance claims and bad debts	(1,215)	(1,675)	(133)
Gain on sale of vessel (Note 5)	—	—	1,561
Vessels impairment charge (Notes 5 & 6)	(27,455)	(12,480)	(69,998)
Impairment of advances for vessels under construction	—	—	(11,717)

Loss from operations	(47,968)	(28,036)	(84,109)

OTHER INCOME (EXPENSE):
Interest and finance costs	(2,381)	(2,583)	(4,003)
Loss on derivative instruments (Note 8)	(40)	(85)	(178)
Loss on settlement of liability through stock issuance (Note 15)	(3,914)	—	—
Gain on settlement of payable	1,149	—	—
Other income/ (expense) (Note 15)	(5,184)	(50)	94
Gain on debt extinguishment	9,633	—	—
Loss on debt extinguishment	—	(134)	—

Other expense	(737)	(2,852)	(4,087)

Net loss	$(48,705)	$(30,888)	$(88,196)

Basic loss per share	$(7.46)	$(184.48)	$(679.99)
Diluted loss per share	$(7.46)	$(184.48)	$(679.99)
Basic weighted average number of shares	6,527,240	167,435	129,701
Diluted weighted average number of shares	6,527,240	167,435	129,701

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands of United States Dollars, except for share data)

	Preferred	Preferred	Common	Common	Additional		Total
	Shares	Shares	Shares	Shares	Paid-in	Accumulated	Shareholders’
	(Notes 1,13 & 15)	$	(Notes 1,13 & 15)	$	Capital	deficit	Equity

Balance December 31, 2010	—	$—	$129,757	$-	$127,640	$(4,450)	$123,190
Net loss	—	—	—	—	—	(88,196)	(88,196)
Stock compensation expense	—	—	—	—	122	—	122
Restricted shares forfeited			(280)			—	0
Exercise of warrants	—	—	35	—	3	—	3
Balance December 31, 2011			129,512	-	127,765	(92,646)	35,119
Net loss	—	—	—	—		(30,888)	(30,888)
Stock compensation expense	—	—	—	—	1,159	—	1,159
Restricted shares forfeited	—	—	—	—		—	0
Exercise of warrants	—	—	143,054	—	2,413		2,413
Balance December 31, 2012	—	—	272,566	—	131,337	(123,534)	7,803
Net loss	—	—	—	—	—	(48,705)	(48,705)
Stock compensation expense	—	—	—	—	42	—	42
Stock issued pursuant to debt extinguishment (Exchange Agreement, (Note 10 and 15)	—	—	8,741,761	9	20,567	—	20,576
Stock issued to Manager	—	—	1,162,694	1	2,836	—	2,837
Stock issued for cancellation of covenant	—	—	400,000	—	1,180	—	1,180
Stock issued for settlement of liability	—	—	7,302,866	8	13,591	—	13,599
Stock issued to Company’s officers, directors and employees	—	—	1,712,163	2	3,781	—	3,783
Stock issued for convertible notes	—	—	395,844	—	375	—	375
Beneficial conversion feature	—	—	—	—	262	—	262
Preferred stock issued for cash	100,000	—	—	—	10,000	—	10,000
Preferred stock converted into common stock	(44,000)	—	2,200,000	2	(2)	—	—
Stock issued through equity lines	—	—	565,974	1	1,040	—	1,041
Balance December 31, 2013	56,000	$—	22,753,868	$23	$185,009	$(172,239)	$12,793

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States Dollars)

	Years Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Cash Flows from Operating Activities:
Net loss	$(48,705)	$(30,888)	$(88,196)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation expense (Note 5)	5,728	5,729	8,664
Amortization of debt discount –	249	—	—
Gain on debt extinguishment (Note 10)	(9,633)	—	—
Gain on settlement of payable	(1,149)	—	—
Common stock issued to Manager (Note 15)	2,838	1,037	—
Common stock issued for cancellation of covenant (Note 15)	1,180	—	—
Common stock issued to Company’s officers, directors and employees (Note 15)	3,783	—	—
Loss on settlement of liability through stock issuance (Note 15)	3,914	—	—
Amortization of deferred financing fees (Note 7)	904	555	176
Amortization of deferred dry-docking and special survey costs (Note 7)	199	988	915
Provision and write-offs of insurance claims and bad debts	—	1,675	133
Stock compensation cost (Note 14)	42	122	122
Write off of deferred financing fees (Note 7)	939	191	100
Change in fair value of derivatives (Note 8)	(246)	(314)	(361)
Amortization of deferred revenue	—	—	(136)
Gain on sale of vessel (Note 5)	—	—	(1,561)
Vessel impairment loss (Notes 5 and 6)	27,455	12,480	69,998
Write-off of advances for vessels under construction	—	—	11,717

Changes in operating assets and liabilities:
-Trade receivables	(88)	419	(1,300)
-Insurance claims	90	351	(494)
-Due from related party	(821)	217	722
-Inventories	489	82	568
-Prepayments and other	(450)	111	(110)
-Accounts payable	7,657	5,849	3,636
-Accrued liabilities	2,112	937	670
-Unearned revenue	(204)	(12)	(214)
-Due to related party	(94)	2,050	(14)
-Dry-docking and special survey costs paid (Note 7)	(167)	—	(192)
(Increase) – decrease of deferred charges (Note 7)	—	(3,303)	—
Dry-docking and special survey costs for vessels held for sale (Note 7)	—	(301)	(373))

Net Cash (used in) provided by Operating Activities	(3,978)	(2,025)	4,470

Cash flows from Investing Activities:
Advances for vessels under construction	—	—	(6,052)
Proceeds from sale of vessel, net	—	—	24,474

Net Cash provided by Investing Activities	—	—	18,422

Cash flows from Financing Activities:
Decrease – (increase) in restricted cash	—	1,125	5,255
Proceeds from convertible notes (Note 9)	489	250	—

Issuance of convertible preferred stock for cash (Note 15)	10,000	(40)	(31,513)
Proceeds from sale of common stock (Note 15)	1,041	388	—
Exercise of warrants	—	—	3

Net Cash provided by (used in) Financing Activities	11,530	1,723	(26,255)

Net increase (decrease) in cash and cash equivalents	7,552	(302)	(3,363)
Cash and cash equivalents, beginning of year	29	331	3,694

Cash and cash equivalents, end of year	$7,581	$29	$331

Supplemental Cash Flow Information:
Cash paid for interest	$124	$1,089	$2,938
Cash paid for income taxes	$—	$—	$—
Non-Cash Financing and Investing activities:
Shares issued to settle fees owed to the Manager (Note 4)	$2,559	$2,040	$—
Notes and Accrued Interest converted to common stock (Notes 9 and 17)	$375	$—	$—
Common stock issued for current debt extinguishment	$20,575	$—	$—
Common stock issued for repayment of payables	$13,599	$—	$—
Beneficial conversion feature	$262	$—	$—
Preferred stock converted into common stock	$2	$—	$—

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

Effective December 2, 2013, the Company effectuated a five-to-one reverse stock split on its issued and outstanding common stock (Note 13). All share and per share amounts disclosed in the financial statements give effect to this reverse stock split retroactively, for all periods presented.

During the year ended December 31, 2013, the Company owned and operated six Handysize dry bulk carriers and one Handymax dry bulk carrier. As of December 31, 2013, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract Termination
Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	02/18/14	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A

Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A

Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A

Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12

Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12

2.	Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or “U.S. GAAP”) and include in each of the three years in the period ended December 31, 2013 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2013 and 2012, no such interest existed.

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

c) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. For the year ended December 31, 2013, two charterers individually accounted for more than 10% of the Company’s voyage revenues, one charterer individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2012, and one charterer individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2011 as follows:

Charterer	2013	2012	2011
A	32%	22%	33%
B	12%	Less than 10%	Less than 10%

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

As of December 31, 2013, the Company, since the market conditions were not favorable enough for concluding acceptable multiple sales and in accordance with the guidance under ASC 360, decided to change in the accompanying consolidated balance sheet the classification of the “held for sale” vessels (M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Neptune) to “held and used” thereby recognizing an impairment loss of $3,477 in the accompanying consolidated statements of operations. In addition, the Company, also in accordance with the provisions of ASC 360, has classified the M/V Free Knight, as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2013 at her estimated market value (see Notes 5,6 and 17) .

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2013, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and ten year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that for the vessels that are held and used no impairment existed as of December 31, 2013, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $10,014. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $19,685 (using the most recent five year historical average rates) and $30,340 (using the most recent three year or one year historical average rates).

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

r) Interest Rate Swaps: The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements, designated as “economic hedges” are recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2011, 2012 and 2013, there was no derivative transaction meeting such hedge accounting criteria; therefore the change in their fair value is recognized in earnings.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

bb) Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the consolidated financial statements are issued according to the requirements of ASC 855.

cc) Recent Accounting Pronouncements:

Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

Within the period the Company adopted the requirements of ASU 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The adoption of the new guidance for fair value measurements had no effect on the Company’s consolidated financial statements.

3.	Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis. The historically low charter rates for drybulk vessels affected the Company for over three years, and resulted in a material adverse impact on Company’ results from operations, The Company has incurred net losses of $48,705, $30,888 and $88,196 during the years ended December 31, 2013, 2012 and 2011, respectively. While recent market improvement has been realized the Company’s cash flow projections for 2014, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2013 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2013 and 2012, the Company had working capital deficits of $59,041 and $70,973, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary funding to meet its obligations and repay its liabilities arising from the normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. The Company has entered into an agreement with the NBG to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby the NBG would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See Note 17 for more information.

Also the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in January, February, March and April 2013. In May 2013, the Company did not pay the monthly repayments of $11.5 for each of Facility A and Facility B with Deutsche Bank, totaling $23 along with accrued interest due. As well, the Company did not pay the interest due in June 2013. On September 25, 2013, the Company and its wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. have entered into an Assignment and Amendment Agreement (the “Amendment”) with Deutsche Bank, Hanover Holdings I, LLC (“Hanover”) and Crede CG III, Ltd. (“Crede”) which, upon court approval on October 9, 2013 (see Note 10 “Long-term debt”), removed approximately $30 million of debt from the Company’s consolidated balance sheet.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On January 31, 2013 the Company did not pay the interest due of $124 and the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013, respectively, with the Credit Suisse facility. On April 26, 2013, the Company paid the interest of $124 due on January 31, 2013. On April 30 and July 31, 2013 the Company did not pay the interest due of $117 and $119, respectively. Also, the Company did not pay the interest rate swap amounts of $48, $25, $43 and $22 due on June 5, 2013, July 2, 2013, September 5, 2013 and October 2, 2013, respectively, with the Credit Suisse facility. In addition, on October 31, 2013, the Company did not pay the interest due of $118 with the Credit Suisse facility. As well, the Company did not pay the interest rate swap amounts of $38 due on December 5, 2013 and $19 due on January 2, 2014, respectively, with the Credit Suisse facility. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. The Company received reservation of right letters on August 9, 2013, October 4, 2013 and November 1, 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. The Company has entered into a term sheet with Credit Suisse to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby Credit Suisse would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See Note 17 for more information.

If the Company is not able to raise the capital necessary to complete the agreements reached with the NBG and Credit Suisse or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breaches existing under the Company’s credit facilities with NBG and Credit Suisse (Note 10) acceleration of such debt by its lenders could result. Accordingly, as of December 31, 2013, the Company is required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities on its consolidated balance sheet since the Company has not received waivers in respect to the breaches discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (as reported in Note 15), disposition of certain vessels in its current fleet (Note 17) and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2013, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, and derivative financial instrument liability as current and the recognized impairment losses on the carrying value of its vessels.

4.	Related Party Transactions

Manager

All vessels owned by the Company receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, a monthly technical management fee of $18,975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Manager. During the year ended December 31, 2013 and 2012, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $104, $174 and $371 for the years ended December 31, 2013, 2012 and 2011 respectively, included in “Commissions” in the accompanying consolidated statements of operations.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Company also pays, as per its services agreement with the Manager, a monthly fee of $136,275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2013 would be approximately $91,314. In connection with the shares issued to the Manager in payment of unpaid management and services fees, described below, the Manager has waived its right to terminate the services agreement and receive such termination fee.

On January 18, 2013, the Company’s’ Board of Directors approved the issuance of 67,754 shares of the Company’s common stock to the Manager in payment of $271 in unpaid fees due to the Manager for January 2013 under the management and services agreements with the Company. These shares were issued to the Manager on February 28, 2013 (Note 15) and were based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable.

On September 13, 2013, the Company’s’ Board of Directors approved the issuance of 991,658 shares of the Company’s common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February, March, April, May, June, July, August and September 2013 under the management and services agreements with the Company. These shares were issued to the Manager on October 14, 2013 (Note 15) and were based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 34,326 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013. These shares were issued to the directors on October 14, 2013 (Note 15) and were based on the closing price of the Company’s common stock on the last day of the first, second and third quarter of 2013, which is the date that the Board fees were due and payable. All of the foregoing shares are restricted shares under applicable U.S. securities laws.

Fees and expenses charged by the Manager are included in the accompanying consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel”, “Vessel impairment loss”, “Advances for vessels under construction” and “Write-off of advances for vessels under construction”. The total amounts charged for the year ended December 31, 2013, 2012 and 2011 amounted to $3,133 ($1,490 of management fees, $1,499 of services fees, $131 of superintendent fees and $13 for other expenses), $4,560 ($2,404 of management fees, $1,985 of services fees, $134 of superintendent fees and $37 for other expenses), and $4,451 ($1,900 of management fees, $1,609 of services fees, $146 of superintendent fees, $144 for compensation of relocation expenses, $179 for other expenses and $473 for management fees and supervision expenses for vessels under construction), respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $474 recognized as stock-based compensation expense for the issuance of 67,754 shares of the Company’s common stock to the Manager in payment of $271 in unpaid fees due to the Manager for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $954 recognized as gain for the issuance of 991,658 shares of the Company’s common stock to the Manager (Note 15) in payment of $2,168 in unpaid fees due to the Manager for the months of February, March, April, May, June, July, August and September 2013 and the issuance of 34,326 shares of the Company’s common stock to the non-executive members of its Board of Directors (Note 15), in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

The balance due from the Manager as of December 31, 2013 and December 31, 2012 was $1,167 and $346 respectively. The amount paid to the Manager for office space during the year ended December 31, 2013, 2012 and 2011 was $147, $143 and $178, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

National Bank of Greece (NBG)

Effective May 13, 2013, FBB ceased to be a related party according to the requirements of ASC 850 (“Related Party Disclosures”), since the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG.

Other Related Parties

The Company, through the Manager uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2013, 2012 and 2011, such ship-brokering firm charged the Company commissions of $19, $43 and $56, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2013 and December 31, 2012 was $nil and $94, respectively.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2010	$251,314	$(37,623)	$213,691
Depreciation	—	(8,664)	(8,664)
Disposal	(9,461)	7,279	(2,182)
Vessel held for sale	(76,302)	1,214	(75,088)
Vessel impairment charge	(62,414)	16,076	(46,338)
December 31, 2011	$103,137	$(21,718)	$81,419

Depreciation	—	(5,729)	(5,729)
December 31, 2012	$103,137	$(27,447)	$75,690

Depreciation	—	(5,727)	(5,727)
Reclassified to vessel held for sale	(3,466)	—	(3,466)
Vessel impairment charge	(23,978)	—	(23,978)
Reclassified to vessels, net	29,315	—	29,315
December 31, 2013	$105,008	$(33,174)	$71,834

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

Vessels disposed during the year ended December 31, 2013.

During the year ended December 31, 2013, there were no vessel disposals.

As of December 31, 2013, the Company, according to the guidance under ASC 360, decided to change in the accompanying consolidated balance sheet the classification of the “held for sale” vessels (M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Neptune) to “held and used” since the market conditions were not favorable enough for concluding their sale and recognized an impairment loss of $3,477 in the accompanying consolidated statements of operations, of which $935 relates to the M/V Free Hero, $455 to the M/V Free Jupiter and $2,087 to the M/V Free Impala. In addition, the Company, also according to the provisions of ASC 360, has classified the M/V Free Knight, as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2013 at her estimated market value. Subsequent to December 31, 2013 the M/V Free Knight was sold (Note 17) and an impairment charge of $23,978 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2013. As of December 31, 2013, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that for the vessels that are held and used no impairment existed as of December 31, 2013, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $10,014. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $19,685 (using the most recent five year historical average rates) and $30,340 (using the most recent three year or one year historical average rates).

6.	Vessels held for sale

Net Book Value
December 31, 2010	$13,606
Additions	75,088
Disposals	(20,503)
Drydocking costs	564
Vessel impairment charge	(23,483)
December 31, 2011	$45,272
Vessel impairment charge	(12,480)
December 31, 2012	$32,792
Vessel impairment charge	(3,477)
Reclassified to vessels, net	(29,315)
Reclassified to vessel held for sale	3,465
December 31, 2013	$3,465

Vessels classified as assets held for sale during the year ended December 31, 2011.

The Company according to the provisions of ASC 360, had classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the consolidated balance sheet for the year ended December 31, 2011 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On February 28, 2011, after obtaining the respective lenders consent (FBB), the Company’s Board of Directors, approved a plan of sale of the vessels M/V Free Impala and M/V Free Neptune within the context of its plans to fund its working capital requirements as discussed in Note 3. On July 15, 2011, the Company’s Board of Directors approved a plan of sale of the vessels M/V Free Jupiter and M/V Free

Lady (the latter was sold on November 8, 2011) as a result of the fourth supplemental agreement the Company entered into with Credit Suisse (Note 10).

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

Vessel classified as asset held for sale during the year ended December 31, 2013.

As of December 31, 2013 the Company (i) classified the M/V Free Knight as “held for sale”, and (ii) reclassified the M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Neptune as ‘‘held and used’’ – see Note 5 above.

7.	Deferred Charges

	Dry Docking Costs– Non Current	Special Survey Costs – Non Current	Financing Costs- Current	Total
December 31, 2010	$1,231	$975	$606	$2,812
Additions	172	20	—	192
Write-offs	(126)	(280)	(100)	(506)
Vessels held for sale	(124)	(67)	—	(191)
Amortization	(622)	(293)	(176)	(1,091)
December 31, 2011	531	355	330	1,216
Additions	—	—	3,303	3,303
Write-offs	—	—	(191)	(191)
Vessels held for sale	112	189	—	301
Amortization	(628)	(360)	(555)	(1,543)
December 31, 2012	15	184	2,887	3,086
Additions	167	—	—	167
Write-offs	—	—	(939)	(939)
Vessels held for sale	—	—	—	—
Amortization	(16)	(184)	(904)	(1,104)
December 31, 2013	$166	$—	$1,044	$1,210

Unamortized deferred amendment and restructuring fees of $939 related to the Deutsche Bank loan facilities, were expensed, since Deutsche Bank has, in accordance with the Settlement Agreement (Note 10), forgiven the outstanding indebtedness and overdue interest owed by the Company of approximately $30 million in total and released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Knight and the M/V Free Maverick.

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

8.	Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company was party of two interest rate swap agreements which were fully unwound on February 3, 2014, (see Note 17), which do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $2,686 and $1,438, respectively as of December 31, 2013 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in the fair value of the Company’s two interest rate swaps for the years ended December 31, 2013, 2012 and 2011 resulted in unrealized gains of $246, $314 and $361, respectively. The settlements on the interest rate swaps for the years ended December 31, 2013, 2012 and 2011 resulted in realized losses of $286, $399 and $539, respectively. The total of the change in fair value and settlements for the year ended December 31, 2013, 2012 and 2011 aggregate to losses of $40, $85 and $178, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

As of December 31, 2013, the Company was in breach of certain of its financial covenants relating to its loan agreements with NBG and Credit Suisse (Note 10). Thus the cross default provisions of the swap agreements could be activated and as such and in accordance with the guidance related to classification of obligations that are callable by the creditor, the Company has classified the entire long-term amount as current at December 31, 2013. In this respect the total fair value amounting to $200 is reflected in “Derivative financial instruments-current portion” in the accompanying consolidated balance sheet.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	$—	$—	$200	$446

	Derivative financial instruments - net of current portion	—	—	—	—

	Total derivatives	$—	$—	$200	$446

The Effect of Derivative Instruments on the Statement of Operations for the Years Ended December 31, 2013, 2012 and 2011

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Loss Recognized on Derivative Location	2013	2012	2011
Interest rate swaps	Loss on derivative instruments	$40	$85	$178

Total		$40	$85	$178

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

•	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

•	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

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

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2013	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$200	$—	$200	$—

Total	$200	$—	$200	$—

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Non -Recurring measurements:	2012	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$32,792	$—	$32,792	$—

Total	$32,792	$—	$32,792	$—

Non -Recurring measurements:	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Vessel held for sale	$3,465	$—	$3,465	$—

Total	$3,465	$—	$3,465	$—

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

As of December 31, 2013 the Company (i) classified the M/V Free Knight as “held for sale”, and (ii) reclassified the M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Neptune as ‘‘held and used’’ – see Notes 5 & 6 above.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

9.	Convertible Notes Payable

In January, April, May and July 2013, the Company entered into agreements with Asher Enterprises, Inc. (“Asher”) to four 8% interest bearing convertible notes for $489 due in nine months (“The 8% Convertible Notes”). One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate. In connection with these notes, the Company recorded a $263 discount on debt, related to the beneficial conversion feature of the notes to be amortized over the life of the notes or until the notes were converted or repaid. On August 2, 2013, the Company issued 232,948 shares of common stock to Asher upon conversion of the $153.5 convertible promissory note dated January 31, 2013. On October 10, 2013, the Company issued 53,618 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated April 8, 2013. On November 18, 2013, the Company issued 109,279 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest. The Company has recorded amortization expense amounting to $249 for the year ended December 31, 2013 in connection with the beneficial conversion feature of the notes. As of the date of this filing 100% of the balance of the convertible notes has been converted into common shares (Note 17).

10.	Bank Loans – current portion

Bank loan debt as of December 31, 2013 and 2012 consists of the following:

	(In thousands of U.S. Dollars)
	December 31, 2013			December 31, 2012
Lender	Current Portion	Long- term portion	Total	Current portion	Long- Term portion	Total
Deutsche Bank Nederland	$—	$—	$—	$14,741	$—	$14,741
Deutsche Bank Nederland	$—	$—	$—	$14,741	$—	$14,741
Credit Suisse (a)	$8,170	$—	$8,170	$8,170	$—	$8,170
Credit Suisse (b)	$8,170	$—	$8,170	$8,170	$—	$8,170
Credit Suisse (c)	$20,110	$—	$20,110	$20,110	$—	$20,110
National Bank of Greece (d)	$23,237	$—	$23,237	$23,237	$—	$23,237
Total	$59,687	$—	$59,687	$89,169	$—	$89,169

The remaining repayment terms of the loans outstanding as of December 31, 2013 are as follows:

Lender	Vessel	Remaining Repayment Terms

(a) Credit Suisse	M/V Free Hero	Seven quarterly installments of $286 commencing on June 30, 2014 and a balloon payment of $6,168 payable together with the last installment due on December 31, 2015.
b) Credit Suisse	M/V Free Goddess	Seven quarterly installments of $286 commencing on June 30, 2014 and a balloon payment of $6,168 payable together with the last installment due on December 31, 2015.
(c) Credit Suisse	M/V Free Jupiter	Seven quarterly installments of $350 commencing on June 30, 2014 and a balloon payment of $17,660 payable together with the last installment due on December 31, 2015.

(d) National Bank of Greece	M/V Free Impala M/V Free Neptune	Eleven quarterly installments of $837.5 and a balloon payment of $14,025, payable together with the last installment due on December 16, 2016.

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

The weighted average interest rate for the year ended December 31, 2013 and 2012 was 2.3% and 2.7%, respectively. Interest expense incurred under the above loan agreements amounted to $1,946, $ 2,415 and $3,173 (net of capitalized interest $282) for the years ended December 31, 2013, 2012 and 2011, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

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

The Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in January, February, March and April 2013. Also, in May 2013, the Company did not pay the monthly repayments of $11.5 for each of Facility A and Facility B with Deutsche Bank, totaling $23 along with accrued interest due. As well, the Company did not pay the interest due in June 2013.

On July 5, 2013, the Company entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. Pursuant to the terms of the Settlement Agreement, Hanover has agreed to purchase $10,500 of outstanding indebtedness owed by the Company to Deutsche Bank, out of a total outstanding amount owed of $29,958, subject to the satisfaction of a number of conditions set forth in the Settlement Agreement. Upon payment in full of the $10,500 purchase price for such purchased indebtedness by Hanover to Deutsche Bank in accordance with the terms and conditions of the Settlement Agreement, the remaining outstanding indebtedness of the Company and its subsidiaries to Deutsche Bank shall be forgiven, and the mortgages of two security vessels will be discharged.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Settlement Agreement would not have become effective until Hanover deposited in escrow an amount of $2,500 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement (the “Settlement Conditions”). If the Settlement Conditions were not met by August 2, 2013 (20 trading days after execution of the Settlement Agreement), the Settlement Agreement would automatically be dissolved without any further action of the parties. In addition, the Settlement Agreement would have automatically terminated upon the occurrence of certain events set forth in the Settlement Agreement. In addition, Deutsche Bank had the right to terminate the Settlement Agreement upon the failure of Hanover to make certain installment payments of the purchase price for the purchased debt within certain time frames set forth in the Settlement Agreement.

On August 2, 2013, the Company entered into an Addendum to Debt Purchase and Settlement Agreement (the “Addendum”) with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. As previously reported, the Settlement Agreement was not to become effective until Hanover deposits in escrow an amount of $2,500 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement (the “Settlement Conditions”). On August 2, 2013, the Settlement Conditions were fulfilled and the Settlement Agreement became effective. The Addendum extended the date upon which the parties had to achieve one of the conditions to fulfilling the terms of the Settlement Agreement.

On September 25, 2013, the Company entered into an Assignment and Amendment Agreement (the “Amendment”) with Deutsche Bank, Hanover, Crede and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. Pursuant to the Amendment, Hanover assigned all of its rights and obligations under the Settlement Agreement and the Escrow Agreement to Crede on the terms set forth therein. Crede agreed to pay Hanover $3,624 in the aggregate, $2,624 of which represented the amount deposited in escrow by Hanover and fees and other expenses incurred by Hanover. In addition, the Escrow Agreement was amended to provide that Crede would deposit an additional $8,003 into escrow, following which the entire aggregate amount being held in escrow pursuant to the Escrow Agreement was $10,542 which represents the entire purchase price of the purchased indebtedness plus fees and expenses incurred by Deutsche Bank. Such entire amount will be released from escrow to Deutsche Bank upon the receipt of the court approval described in the Settlement Agreement, and the debt forgiveness, mortgage discharge, and owning the two vessels free and clear of all liens granted to Deutsche Bank would occur concurrently with such release. In addition to the foregoing, the Company, in consideration for Hanover’s cancellation of certain covenants, issued to Hanover 400,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013. Said registration was filed and became effective on January 28, 2014.

On September 26, 2013, Crede and the Company entered into an Exchange Agreement, in order to settle the complaint filed against the Company by Crede seeking to recover an aggregate of $10,500, representing all amounts due under the Settlement Agreement, as amended. The total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement will equal the quotient of (i) $11,850 divided by (ii) 78% of the volume weighted average price of the Company’s Common Stock, over the 75-consecutive trading day period immediately following the first trading day after the Court approved the Order (or such shorter trading-day period as may be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “Crede Settlement Shares”). 1,011,944 of the Crede Settlement Shares were issued and delivered to Crede on October 10, 2013 and 7,729,818 Crede Settlement Shares were issued and delivered to Crede between October 11, 2013 and December 27, 2013.

The Exchange Agreement further provides that if, at any time and from time to time during the Calculation Period (as defined below), the total number of Crede Settlement Shares (as defined below) previously issued to Crede is less than the total number of Crede Settlement Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede may, in its sole discretion, deliver one or more written notices to the Company requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company will upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Crede Settlement Shares” for purposes of the Exchange Agreement. At the end of the Calculation Period, (i) if the total number of Crede Settlement Shares required to be issued exceeds the number of Crede Settlement Shares previously issued to Crede, then the Company will issue to Crede or its designee additional shares of Common Stock equal to the difference between the total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede, and (ii) if the total number of Crede Settlement Shares required to be issued is less than the number of Crede Settlement Shares previously issued to Crede, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede. Crede may sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On October 9, 2013, the Company received approval by the Supreme Court of the State of New York of the terms and conditions of the Exchange Agreement between the Company and Crede. As a result of the court approval, Crede released $10,500 to Deutsche Bank and Deutsche Bank, upon receipt of the funds, has, in accordance with the Settlement Agreement, forgiven the remaining outstanding indebtedness and overdue interest owed by the Company approximately $19,500 in total and released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Knight and the M/V Free Maverick. The other $10,500 of outstanding indebtedness has been eliminated upon consummation of the transactions contemplated by the Exchange Agreement.

Credit Suisse Facility

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

On January 31, 2013 the Company did not pay the interest due of $124 and the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013, respectively, with the Credit Suisse facility. On April 26, 2013, the Company paid the interest of $124 due on January 31, 2013. On April 30 and July 31, 2013 the Company did not pay the interest due of $117 and $119, respectively. Also, the Company did not pay the interest rate swap amounts of $48, $25, $43 and $22 due on June 5, 2013, July 2, 2013, September 5, 2013 and October 2, 2013, respectively, with the Credit Suisse facility. In addition, on October 31, 2013, the Company did not pay the interest due of $118 with the Credit Suisse facility. Furthermore, the Company did not pay the interest rate swap amounts of $38 due on December 5, 2013 and $19 due on January 2, 2014, respectively. On February 3, 2014, the Company paid the amount of $201 to fully unwind its two interest rate swap agreements with Credit Suisse. The Company received reservation of right letters on August 9, 2013, October 4, 2013 and November 1, 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. The Company has entered into a term sheet with Credit Suisse to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby Credit Suisse would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See Note 17 for more information.

An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, is due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to NBG. The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. The Company has entered into an agreement with the NBG to settle the outstanding payments upon a cash payment of a portion of the outstanding amount, whereby the NBG would forgive the remaining balance. The closing of such transaction is contingent upon the Company raising the necessary funds. See Note 17 for more information.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Loan Covenants

As of December 31, 2013, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. As well, as of December 31, 2013 the Company was in breach of the interest coverage ratio for its loan agreement with Credit Suisse.

Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $59,687 as current at December 31, 2013.

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

NBG (fka FBB) loan agreement:

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

11.	Commitments and Contingencies

The following table summarizes our contractual obligations and their maturity dates as of December 31, 2013:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Long-term debt	$59,687	$59,687	$—	$—	$—	$—	$—

Interest on variable-rate debt	1,195	1,195	—	—	—	—	—

Services fees to the Manager	8,175	1,635	1,635	1,635	1,635	1,635	—

Management fees to the Manager	9,013	1,822	683	683	683	683	4,459

Total obligations	$78,070	$64,339	$2,318	$2,318	$2,318	$2,318	$4,459

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

The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the vessel had been laying at the port of Salalah, Oman, undertaking repairs funded mostly by Insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by Insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Pursuant to a charterparty dated November 8, 2012, the Company chartered the M/V Free Neptune to Tramp Maritime Enterprises Ltd. ("TME"). TME failed to pay outstanding hire in the amount of US$356. On April 2, 2013, the Company therefore commenced arbitration proceedings against TME under the charterparty.

On December 14, 2012, while the M/V Free Neptune was at Singapore, bunkers were supplied to the vessel through O.W. Bunker Malta Limited. The bunkers were ordered by TME but were not paid for. OW Bunker is now pursuing the Company for their claim amount which currently stands at $542 inclusive of interest as per their terms & conditions. The Company intends to vigorously defend this claim on the basis that it did not contract with O.W. Bunker Malta Limited (TME did) and is therefore not responsible for this amount. TME were responsible for bunkers as time charterers pursuant to the terms of the charterparty.  The Company will claim an indemnity from TME with regard to any exposure which it may face with regard to this claim.

On June 5, 2013, the M/V Free Neptune, while at anchorage off Port Nouakchott, Mauritania, was stricken by the general cargo vessel Dazi Yun. Severe collision damage incurred at the contact side shell point in way of cargo hold No. 2 starboard side and the cargo hold No. 2 flooded. No pollution or crew injuries were reported. Nominated salvage team delivered the vessel to a shipyard in Turkey for repairs on September 2, 2013. The vessel is drydocked in the yard where she undertakes necessary maintenance and repairs enabling her to return to service. The costs incurred are claimable from hull and machinery underwriters.

On December 31, 2013, Charterers, Transbulk submitted a claim against the Company for a balance of hire of M/V Free Knight relating to alleged period of off-hire, other deductions from hire and various expenses incurred on Company’s account in the sum of $265 and obtained a court arrest order (said claim was settled, see Note 17).

The outstanding balance of the Company’s claims as of December 31, 2013 stands at $186 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

12.	Loss per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective December 2, 2013. The Company entered on November 3, 2013 into a securities purchase agreement (the “Purchase Agreement”), with Crede, for an aggregate investment of $10,000 through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions (Note 15).  The computation of the dilutive common shares outstanding includes 5,000,000 Series A Warrants and 2,500,000 Series B Warrants, as the average market price was greater than their exercise price, thus resulting in an incremental number of shares. The potential proceeds to the Company of the 5,000,000 Series A and 2,500,000 Series B exercisable warrants as of December 31, 2013 amounts to $19,500.

The components of the denominator for the calculation of basic loss per share and diluted loss per share for the years ended December 31, 2013, 2012 and 2011, respectively, are as follows:

	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
Numerator
Net loss – basic and diluted	$(48,705)	$(30,888)	$(88,196)
Basic earnings per share denominator:
Weighted average common shares outstanding	6,527,240	167,435	129,701
Diluted earnings per share denominator:
Weighted average common shares outstanding	9,351,960	167,435	129,701
Dilutive common shares:
Options	—	—	—
Warrants	2,824,720	—	—
Restricted shares	—	—	—

Dilutive effect	2,824,720	—	—

Weighted average common shares – diluted	9,351,960	167,435	129,701

Basic loss per common share	$(7.46)	$(184.48)	$(679.99)
Diluted loss per common share	$(5.21)	$(184.48)	$(679.99)

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

13.	Reverse Stock Splits

Effective February 14, 2013, the Company effectuated a reverse stock split at a ratio of 1 for 10. The reverse stock split consolidated 10 shares of common stock into one share of common stock at a par value of $0.001 per share. Effective December 2, 2013, the Company effectuated a reverse stock split at a ratio of 1 for 5. The reverse stock split consolidated five shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares reduced at that time from 94,324,530 to 18,864,906 subject to adjustment for fractional shares. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

14.	Stock Incentive Plan

On December 31, 2009, the Company’s Board of Directors awarded 5,100 restricted shares, as adjusted to reflect the reverse stock split effective December 2, 2013, to its non-executive directors, executive officers and certain of Manager’s employees. The remaining unvested restricted shares amounted to 1,000 were vested on December 31, 2013.

For the year ended December 31, 2013, the recognized stock based compensation expense in relation to the restricted shares granted is $42. All the cost has been recognized.

Presented below is a table reflecting the activity in the restricted shares, options, Class A warrants, Class W warrants and Class Z Warrants from January 1, 2011 through December 31, 2013, as adjusted to reflect the reverse stock split effective December 2, 2013:

	Restricted Shares	Options	Class A Warrants	Class W Warrants	Class Z Warrants	Total	Average Exercise Price	Options Exercisable	Class A Warrants Exercisable	Class W Warrants Exercisable	Class Z Warrants Exercisable	Total	Average Exercise Price

01-Jan-11	2,680	240	3,000	0	33,100	39,020	$1,276	240	3,000	0	33,100	36,340	$1,276
Options vested	—	—	—	—	—	—		—	—	—	—	—
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Options expired	—	—	—	—	—	—		—	—	—	—	—
Warrants exercised	—	—	—	—	(177)	(177)		—	—	—	(177)	(177)
Warrants expired	—	—	(3,000)	—	(32,923)	(35,923)		—	(3,000)	—	(32,923)	(35,923)
Restricted shares vested	—	—	—	—	—	—		—	—	—	—	—
Restricted shares forfeited	(280)	—	—	—	—	(280)		—	—	—	—	—

31-Dec-11	2,400	240	—	—	—	2,640	$2,063	240	—	—	—	240	$2,063
Options vested	—	—	—	—	—	—		—	—	—	—	—
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Options expired	—	(240)	—	—	—	(240)		(240)	—	—	—	(240)
Warrants exercised	—	—	—	—	—	—		—	—	—	—	—
Warrants expired	—	—	—	—	—	—		—	—	—	—	—
Restricted shares vested	(1,400)	—	—	—	—	(1,400)		—	—	—	—	—
Restricted shares forfeited	—	—	—	—	—	—		—	—	—	—	—

31-Dec-12	1,000	—	—	—	—	1,000	$—	—	—	—	—	—	$—
Restricted shares vested	(1,000)	—	—	—	—	(1,000)	—	—	—	—	—	—
31-Dec-13	—	—	—	—	—	—	$—	—	—	—	—	—	$—

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

14.	Shareholders’ Equity

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

The Company received letters dated June 21, 2012 and June 25, 2012 from NASDAQ stating that for the previous 30 consecutive business days, the bid price of the Company' common stock closed below the minimum $1.00 per share and the market value of the Company' publicly held common stock, or MVPHS, was below the minimum of $5,000. These are both requirements for continued listing on the NASDAQ Global Market pursuant to NASDAQ Marketplace Rules 5450(a)(1), the Minimum Bid Price Rule, and 5450(b)(1), the MVPHS Rule, respectively. These letters have no immediate effect on the listing of the Company's common stock. The Company has been provided a grace period of 180 calendar days to regain compliance by maintaining a closing bid price of at least $1.00 per share (which grace period ends December 18, 2012) and a closing MVPHS of $5,000 or more for a minimum of ten consecutive business days (which grace period ends December 24, 2012). If at any time before those dates, the bid price of the Company' common stock closed at $1.00 per share or more and its MVPHS closes at $5,000 or more for a minimum of 10 consecutive business days, NASDAQ would notify the Company that it had achieved compliance with the Minimum Bid Price Rule and the MVPHS Rule. The Company was granted an initial six month period, or until December 24, 2012, to regain compliance with the minimum bid price rule, unless it was able to obtain an extension of the deadline to regain compliance.

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

On December 19, 2012, the Company received notification from NASDAQ that on December 18, 2012, it failed to meet all continued listing criteria for the NASDAQ Capital Market, as its MVPHS was $897. As a result, the notice indicated that the Company’s common stock would be delisted from NASDAQ. The Company appealed that decision and the appeals hearing was scheduled for February 21, 2013.

On May 11, 2012, the Company entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global Master SPV Ltd., or YA Global, a fund managed by Yorkville Advisors, LLC, pursuant to which, for a 24-month period, the Company has the right to sell up to $3.2 million of shares of the Company’s common stock. The SEDA entitles the Company to sell and obligates YA Global to purchase, from time to time over a period of 24 months, shares of the Company’s common stock for cash consideration up to an aggregate of $3.2 million, subject to conditions the Company must satisfy as set forth in the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days after the Company delivers an advance notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200 or 100% of the average daily trading volume of the Company’s common stock for the 10 consecutive trading days prior to the notice date. The Company registered the resale by YA Global of up to 36,795 shares of its common stock. As of December 31, 2012, the Company had sold all the shares of its common stock under the SEDA for aggregate proceeds of $432. Pursuant to the terms of the SEDA, the Company could not deliver any further advance notices until such time as the Company has filed and declared effective a new registration statement covering the resale of additional shares of its common stock by YA Global.

On August 21, 2012, pursuant to the terms of a Note Purchase Agreement dated May 11, 2012 between the Company and YA Global, the Company raised an aggregate of $250 from the sale of a promissory note pursuant to the Note Purchase Agreement. The note was expected to be repaid in 10 equal weekly installments to mature 90 days from the date of funding. Thereafter, the Company requested an extension of the repayment schedule which was granted. As of December 31, 2012, the outstanding balance under the Note Purchase Agreement totaled $75.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On August 10, 2012, pursuant to the approval of the Company’s Board of Directors at its April 2012 meeting, the Company issued 33,214 shares of its common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 and 3,993 shares of its common stock to its non-executive directors in payment of $155 in unpaid Board fees for the last three quarters of 2011.

On October 11, 2012, pursuant to the approval of the Company’s Board of Directors at its October 2012 meeting, the Company issued 43,930 shares of its common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 and 6,536 shares of its common stock to its non-executive directors in payment of $152 in unpaid Board fees for the first, second and third quarter of 2012.

On October 11, 2012, the Company entered into an Investment Agreement, or Dutchess Agreement, with Dutchess Opportunity Fund, II, LP, or Dutchess, a fund managed by Dutchess Capital Management, II, LLC, pursuant to which, for a 36-month period, the Company has the right to sell up to 47,060 shares of our common stock. The Dutchess Agreement entitles the Company to sell and obligates Dutchess to purchase, from time to time over a period of 36 months, up to 47,060 shares of its common stock, subject to conditions the Company must satisfy as set forth in the Dutchess Agreement. For each share of common stock purchased under the Dutchess Agreement, Dutchess will pay 98% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days commencing on the day the Company delivers a put notice to Dutchess. Each such put may be for an amount not to exceed the greater of $200 or 200% of the average daily trading volume of the Company’s common stock for the three consecutive trading days prior to the put notice date, multiplied by the average of the three daily closing prices immediately preceding the put notice date, subject to a 9.99% blocker provision. The Company registered the resale by Dutchess of up to 47,060 shares of its common stock. As of December 31, 2012, the Company had sold 18,587 shares of its common stock under the Dutchess Agreement for aggregate proceeds of $91.

On January 15, 2013, the Company issued 27,500 shares of our common stock (the “Settlement Shares”) to Hanover in connection with a stipulation of settlement (the “First Settlement Agreement”) of an outstanding litigation claim. The First Settlement Agreement provided that the Settlement Shares would be subject to adjustment on the 36th trading day following the date on which the Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the First Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the First Settlement Agreement shall be equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Settlement Shares (the “True-Up Period”), rounded up to the nearest whole share (the “VWAP Shares”). The First Settlement Agreement further provided that if, at any time and from time to time during the True-Up Period, Hanover reasonably believed that the total number of Settlement Shares previously issued to Hanover were less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the First Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company would upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the First Settlement Agreement).

On January 18, 2013, the Company delivered an additional 8,000 shares to Hanover and on January 29, 2013, delivered an additional 1,657 shares to Hanover. At the end of the True-Up Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company would issue to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares were less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares.

On January 31, 2013, an amendment to the First Settlement Agreement reduced the True-Up Period from 35 trading days following the date the Initial Settlement Shares were issued to four trading days following the date the Initial Settlement Shares were issued. As a result, the True-Up Period expired on January 22, 2013. Accordingly, the total number of shares of Common Stock issuable to Hanover pursuant to the First Settlement Agreement, as amended, was 37,157, which number is equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the four-trading day period following the date of issuance of the Initial Settlement Shares, rounded up to the nearest whole share. All of such 37,157 shares of Common Stock had been issued to Hanover prior to the amendment of the First Settlement Agreement. Accordingly, no further shares of Common Stock are issuable to Hanover pursuant to the First Settlement Agreement, as amended, and Hanover is not required to return any shares of Common Stock to the Company for cancellation pursuant thereto.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The First Settlement Agreement provided that in no event should the number of shares of Common Stock issued to Hanover or its designee in connection with the First Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange, and the rules and regulations thereunder, result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

On January 24, 2013, the Company entered into an Investment Agreement with Granite (the “Granite Agreement”), pursuant to which, for a 36-month period, the Company had the right to sell up to 79,159 shares of its common stock to Granite. The Granite Agreement entitled the Company to sell and obligated Granite to purchase, from time to time over a period of 36 months (the “Open Period”), 79,159 shares of the Company’s common stock, subject to conditions the Company must had satisfied as set forth in the Granite Agreement. For each share of common stock purchased under the Granite Agreement, Granite would pay 98% of the lowest daily volume weighted average price during the pricing period, which was the five consecutive trading days commencing on the day the Company delivered a put notice to Granite. Each such put could be for an amount not to exceed the greater of $500 or 200% of the average daily trading volume of our common stock for the three consecutive trading days prior to the put notice date, multiplied by the average of the three daily closing prices immediately preceding the put notice date. In no event, however, should the number of shares of common stock issuable to Granite pursuant to a put cause the aggregate number of shares of common stock beneficially owned by Granite and its affiliates to exceed 9.99% of the outstanding common stock at the time.

On February 13, 2013, the Company issued 37,000 shares of our common stock (the “Second Settlement Shares”) to Hanover in connection with a second stipulation of settlement (the “Second Settlement Agreement”) of an outstanding litigation claim. The Second Settlement Agreement provides that the Second Settlement Shares would be subject to adjustment on the 36th trading day following the date on which the Second Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement be based upon a specified discount to the VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement should be equal to the quotient obtained by dividing (i) $740,651.57 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Second Settlement Shares (the “Second True-Up Period”), rounded up to the nearest whole share (the “Second VWAP Shares”). The Second Settlement Agreement further provided that if, at any time and from time to time during the Second True-Up Period, Hanover reasonably believed that the total number of Second Settlement Shares previously issued to Hanover were less than the total number of Second VWAP Shares to be issued to Hanover or its designee in connection with the Second Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Second True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee, and the Company would upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Second Settlement Shares” for purposes of the Second Settlement Agreement). On February 19, 2013, the Company issued and delivered to Hanover 18,000 additional Second Settlement Shares, on February 25, 2013, the Company issued and delivered to Hanover another 18,000 additional Second Settlement Shares, on February 26, 2013 the Company issued and delivered to Hanover another 18,000 additional Second Settlement Shares, on February 27, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares, on February 28, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares and on March 4, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares. At the end of the Second True-Up Period, on March 6, 2013, the Company issued and delivered 6,351 additional Second Settlement Shares to Hanover.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On February 28, 2013, pursuant to the approval of the Company’s Board of Directors at its January 18, 2013 meeting, the Company issued 128,328 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 8,382 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012.

On March 14, 2013, the Company issued to YA Global 14,038 shares of its common stock for final settlement of $63 of outstanding principal of Note and accrued unpaid interest due.

On April 4, 2013, the Company received notification from NASDAQ that it has regained compliance with the NASDAQ Listing Rule 5450(a)(1) (the "Minimum Bid Price Rule") requirement for continued listing on NASDAQ, as the bid price of the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days.

As of April 2, 2013, the Company has sold all the 79,159 shares of its common stock to Granite under the Granite Agreement for aggregate proceeds of $458.

On April 17, 2013, the Company issued 112,000 shares of our common stock (the “Fourth Settlement Shares”) to Hanover in connection with a fourth stipulation of settlement (the “Fourth Settlement Agreement”) of an outstanding litigation claim. The Fourth Settlement Agreement provided that the Fourth Settlement Shares would be subject to adjustment on the 36th trading day following the date on which the Fourth Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Fourth Settlement Agreement be based upon a specified discount to the trading VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Fourth Settlement Agreement should be equal to the quotient obtained by dividing (i) $1,792,416.92 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Fourth Settlement Shares (the “Fourth True-Up Period”), rounded up to the nearest whole share (the “Fourth VWAP Shares”). The Fourth Settlement Agreement further provided that if, at any time and from time to time during the Fourth True-Up Period, Hanover reasonably believed that the total number of Fourth Settlement Shares previously issued to Hanover were less than the total number of Fourth VWAP Shares to be issued to Hanover or its designee in connection with the Fourth Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Fourth True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company should upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Fourth Settlement Shares” for purposes of the Fourth Settlement Agreement). On April 22, 2013, the Company issued and delivered to Hanover 60,000 additional Settlement Shares, on April 29, 2013, the Company issued and delivered to Hanover another 65,000 additional Settlement Shares, on May 6, 2013, the Company issued and delivered to Hanover another 67,000 additional Settlement Shares, on May 10, 2013, the Company issued and delivered to Hanover another 70,000 additional Settlement Shares, on May 16, 2013 the Company issued and delivered to Hanover another 150,000 additional Settlement Shares and on May 22, 2013, the Company issued and delivered to Hanover another 40,000 additional Settlement Shares. At the end of the Fourth True-Up Period, on May 24, 2013, the Company issued and delivered 119 additional Settlement Shares to Hanover.

On May 22, 2013, the Company entered into a debt settlement agreement with Navar pursuant to which the Company issued Navar 27,385 shares of common stock in exchange for the extinguishment of $94 of outstanding debt related to shipbrokerage services provided to the Company by Navar.

On May 29, 2013, the Company entered into an Investment Agreement with Dutchess (the “Dutchess Agreement”), a fund managed by Dutchess Capital Management, II, LLC, pursuant to which, for a 36-month period, the Company has the right to sell up to 460,933 shares of its common stock, which equaled approximately 28.6% of its 1,611,656 shares outstanding as of May 29, 2013. As of December 20, 2013, the Company has sold 458,344 shares of its common stock to Dutchess under the Dutchess Agreement for aggregate gross proceeds of $485.

On June 17, 2013, we received a letter from NASDAQ , notifying us that for the last 30 consecutive business days, the closing bid price of the Company’s common stock has been below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5450(a)(1). We had 180 calendar days, or until December 16, 2013, to regain compliance with Rule 5450(a)(1) (the "Compliance Period"). To regain compliance, the closing bid price of the Company’s common stock should be at least $1.00 per share for a minimum of 10 consecutive business days during the Compliance Period. The NASDAQ notification had no effect at that time on the listing of the Company's common stock on The NASDAQ Capital Market.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On June 26, 2013, the Company issued 178,000 shares of our common stock (the “Fifth Settlement Shares”) to Hanover in connection with a fifth stipulation of settlement (the “Fifth Settlement Agreement”) of an outstanding litigation claim. The Fifth Settlement Agreement provided that the Fifth Settlement Shares should be subject to adjustment on the 121st trading day following the date on which the Fifth Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Fifth Settlement Agreement be based upon a specified discount to the trading VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Fifth Settlement Agreement shall be equal to the quotient obtained by dividing (i) $5,331,011.90 by (ii) 75% of the VWAP of the Common Stock over the 120 consecutive trading day period following the date of issuance of the Fifth Settlement Shares (the “Fifth True-Up Period”), rounded up to the nearest whole share (the “Fifth VWAP Shares”). The Fifth Settlement Agreement further provided that if, at any time and from time to time during the Fifth True-Up Period, Hanover reasonably believed that the total number of Fifth Settlement Shares previously issued to Hanover were less than the total number of Fifth VWAP Shares to be issued to Hanover or its designee in connection with the Fifth Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Fifth True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company should upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Fifth Settlement Shares” for purposes of the Fifth Settlement Agreement). Between July 2, 2013 and September 9, 2013, the Company issued and delivered to Hanover an aggregate of 5,501,600 additional Settlement Shares.

At the end of the Fifth True-Up Period, on September 10, 2013, the Company issued and delivered 426,943 additional Settlement Shares to Hanover.

For the year ended December 31, 2013, as a result of the issuance of an aggregate of 7,159,749 shares of common stock to Hanover in connection with five settlement agreements of a total outstanding litigation claim of $9,434 (described above), the Company recognized a loss of $3,914, which is included in “Loss on settlement of liability through stock issuance” in the accompanying consolidated statements of operations.

On July 10, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 493,911 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions. As well, the Company recognized for the year ended December 31, 2013 the amount of $1,030 as compensation cost, which is included in “Other income/ (expense)” in the accompanying consolidated statements of operations.

On August 2, 2013, the Company issued 232,948 shares of common stock to Asher upon conversion of $153.5 convertible promissory note dated January 31, 2013.

On August 16, 2013, the Company issued 100,000 shares of common stock to its legal counsel in exchange for the extinguishment of $105 of outstanding debt related to services provided to the Company.

On September 20, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 1,197,034 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions.  As well, the Company recognized for the year ended December 31, 2013 the amount of $2,753 as compensation cost, which is included in “Other income/ (expense)” in the accompanying consolidated statements of operations.

On October 1, 2013 the Company, in partial consideration for Hanover’s cancellation of certain covenants of the Settlement Agreement (Note 10), issued to Hanover 400,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013. Said registration was filed and effective on January 28, 2014. As a result of the issuance of common stock, the Company recognized for the year ended December 31, 2013 a loss of $1,180, which is included in “Other income/ (expense)” in the accompanying consolidated statements of operations.

On September 26, 2013, Crede and the Company entered into an Exchange Agreement, in order to settle the complaint filed against the Company by Crede seeking to recover an aggregate of $10,500, representing all amounts due under the Settlement Agreement, as amended (Note 10). The total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement would equal the quotient of (i) $11,850 divided by (ii) 78% of the volume weighted average price of the Company’s Common Stock, over the 75-consecutive trading day period immediately following the first trading day after the Court approved the Order (or such shorter trading-day period as could be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “Crede Settlement Shares”). 1,011,944 of the Crede Settlement Shares were issued and delivered to Crede on October 10, 2013 and an aggregate of 6,151,708 Crede Settlement Shares were issued and delivered to Crede between October 11, 2013 and November 7, 2013.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Exchange Agreement further provided that if, at any time and from time to time during the Calculation Period (as defined below), the total number of Crede Settlement Shares (as defined below) previously issued to Crede were less than the total number of Crede Settlement Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede could, in its sole discretion, deliver one or more written notices to the Company requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company should upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Crede Settlement Shares” for purposes of the Exchange Agreement. At the end of the Calculation Period, (i) if the total number of Crede Settlement Shares required to be issued exceeds the number of Crede Settlement Shares previously issued to Crede, then the Company should issue to Crede or its designee additional shares of Common Stock equal to the difference between the total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede, and (ii) if the total number of Crede Settlement Shares required to be issued were less than the number of Crede Settlement Shares previously issued to Crede, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede. Crede could sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period.

On October 9, 2013, the Company received approval by the Supreme Court of the State of New York of the terms and conditions of the Exchange Agreement between the Company and Crede. As a result of the court approval, Crede released $10,500 to Deutsche Bank and Deutsche Bank, upon receipt of the funds, in accordance with the Settlement Agreement, has forgiven the remaining outstanding indebtedness and overdue interest owed by the Company of approximately $19,500 in total as well as released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Maverick and the M/V Free Knight.

The Calculation Period expired on December 24, 2013. Accordingly, the total number of shares of Common Stock issuable to Crede pursuant to the Exchange Agreement was 8,741,761. Accordingly, 1,578,110 additional Crede Settlement Shares were owed to Crede, and on December 27, 2013, the Company issued and delivered to Crede 1,578,110 Crede Settlement Shares.

On October 10, 2013, the Company issued 53,618 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated April 8, 2013.

On October 14, 2013, the Company issued 991,658 shares of its common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February – September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which is the date the management and services fees were due and payable. In addition, the Company also issued an aggregate of 34,326 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarters of 2013.

On November 3, 2013, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Crede for an aggregate investment of $10,000 into the company through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions.

At the first closing (the “Initial Closing”), which occurred on November 5, 2013, for $1,500, the Company sold to Crede 15,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), together with the Warrants. The Series B Preferred Stock was convertible into shares of Common Stock at $2.00 per share.

The Series A Warrants are initially exercisable for 5,000,000 shares of our Common Stock at an initial exercise price of $2.60 per share and will have a 5-year term. The Series B Warrants are initially exercisable for 2,500,000 shares of our Common Stock at an initial exercise price of $2.60 per share and will expire on the one year anniversary of the Initial Closing.

At the second closing, which occurred on December 30, 2013, the Company sold to Crede 85,000 shares of our Series C Convertible Preferred Stock (the “Series C Preferred Stock”) for $8,500. The Series C Preferred Stock was convertible into our Common Stock at the same price at which the Series B Preferred Stock is convertible.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Crede may exercise the Warrants by paying cash or electing to receive a cash payment from us equal to the Black Scholes value of the number of shares Crede elects to exercise. We may elect to treat such request for a cash payment as a cashless exercise of the Warrants so long as (i) we are in compliance in all material respects with our obligations under the transaction documents, (ii) the Registration Statement is effective and (iii) our Common Stock is listed or designated for quotation on an eligible market. In the event that our Common Stock trades at or above $3.25 for a period of 20 consecutive trading days, the average daily dollar volume of our Common Stock equals at least $1 million during such period and various equity conditions are also satisfied during such period, we may, at our election, require Crede to exercise the Warrants for cash.

The convertibility of the Preferred Stock and the exercisability of the Warrants each may be limited if, upon conversion or exercise (as the case may be), the holder thereof or any of its affiliates would beneficially own more than 9.9% of our Common Stock. The Preferred Stock and the Warrants contain customary weighted-average anti-dilution protection.

The Preferred Stock will not accrue dividends, except to the extent dividends are paid on our Common Stock.  Our Common Stock will be junior in rank to the Preferred Stock upon the liquidation, dissolution and winding up of our company.  The Preferred Stock will generally have no voting rights except as required by law.

In addition, the Company reimbursed Crede for all costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the transaction documents in a non-accountable amount equal to $75. In addition, the Company paid Crede an additional non-refundable amount equal to $75 upon occurrence of the Initial Closing and paid Crede $425 upon occurrence of the second closing as an unallocated expense reimbursement.

Crede has the right to participate on the same terms as other investors, up to 25% of the amount of any subsequent financing the Company enters into, for a period of (i) one year from the second closing or (ii) if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (A) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (B) two years from the Initial Closing if the Company is in material breach of its obligations under the transaction documents at the time of such termination.

Further, the Company is prohibited from issuing additional shares of our Common Stock or securities convertible into or exercisable for its Common Stock until 150 days after the later to occur of (x) November 3, 2013, and (y) the second closing, provided that if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (I) 150 days after November 3, 2013, if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (II) November 3, 2014, if the Company is in material breach of its obligations under the transaction documents at the time of such termination. Such prohibition will not apply to issuances (i) to employees, consultants, directors and officers approved by the Board or pursuant to a plan approved by the Board, not to exceed 819,869 shares, (ii) shares issued upon exercise or conversion of securities outstanding as of the Initial Closing, (iii) shares issued to the manager of our fleet, in lieu of cash compensation, (iv) shares issuable pursuant to an exchange agreement previously entered into between the Company and Crede and (v) shares issued solely in exchange for an acquisition of a nautical vessel, provided that such shares do not exceed the greater of 1.5 million shares or $3 million of shares.

Until one year after the second closing (provided, that, if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, the restricted period shall be (i) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (ii) two years from the Initial Closing if the Company is in material breach of its obligations under the transaction documents at the time of such termination), the Company is prohibited from entering into any transaction to (i) sell any convertible securities at a conversion rate or other price that is generally based on and/or varies with the trading prices of its Common Stock at any time after the initial issuance of such convertible securities or (ii) sell securities at a future determined price, including, without limitation, an “equity line of credit” or an “at the market offering.”

Between December 30, 2013 and January 8, 2014 (Note 17), Crede converted all of the Preferred Stock into shares of Common Stock.

On November 18, 2013, the Company issued 109,279 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On December 16, 2013, the Company received notification from NASDAQ that it has regained compliance with the NASDAQ Listing Rule 5450(a)(1) (the "Minimum Bid Price Rule") requirement for continued listing on NASDAQ, as the bid price of the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days.

On December 30, 2013, the Company issued to Crede 750,000 shares of common stock upon conversion of 15,000 shares of Series B Preferred Stock.

On December 31, 2013, the Company issued to Crede 1,450,000 shares of common stock upon conversion of 29,000 shares of Series C Preferred Stock.

Common Stock Dividends

During the year ended December 31, 2013, 2012 and 2011, the Company did not declare or pay any dividends.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2013 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. In addition, the Company’s vessels did not call on any U.S. ports during the year ended December 31, 2013 and thus the Company’s shipowning subsidiaries have no tax obligations despite the exemptions. Based on its U.S. source Shipping Income for 2011 and 2012, the Company would be subject to U.S. federal income tax of approximately $93 and $25, respectively, in the absence of an exemption under Section 883.

17.	Subsequent Events

1.	On January 3, 2014, the Company issued to Crede 1,500,000 shares of common stock upon conversion of 30,000 shares of Series C Preferred Stock.
2.	On January 8, 2014, the Company issued to Crede 1,300,000 shares of common stock upon conversion of 26,000 shares of Series C Preferred Stock.
3.	On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014.
4.	On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to Credit Suisse and Credit Suisse would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released. The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.
5.	On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse (Note 8).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

6.	On February 6, 2014, the Company issued 67,476 shares of common stock to Asher upon conversion of principal of $75 convertible promissory note dated July 29, 2013 plus accrued interest.
7.	On February 7, 2014, the Company issued 53,700 shares of common stock to Asher upon conversion of the remaining principal of $53.5 convertible promissory note dated July 29, 2013 plus accrued interest.
8.	On December 31, 2013, Charterers, Transbulk submitted a claim against the Company for a balance of hire of M/V Free Knight relating to alleged period of off-hire, other deductions from hire and various expenses incurred on Company’s account in the sum of $265 and obtained a court arrest order (Note 11). On February 6, 2014 the Charterers agreed to accept $200 all inclusive in full and final settlement of all claims under the Charterparty and M/V Free Knight was released.
9.	On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million and the vessel was delivered to her new owners. The company recognized an impairment charge of $24 million in the accompanying consolidated statement of operations (Notes 5 & 6).
10.	On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released. The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.
11.	On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115.

