Form 20-F
period 2014-12-31
FREESEAS INC.
filed 2015-04-30
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell report. Not applicable

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.115,470,692 common shares, par value $0.001 per share, as of December 31, 2014.

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

Unless otherwise indicated:

•	All references to “$” and “dollars” in this annual report are to U.S. dollars;

•	Financial information presented in this annual report is derived from financial statements for the fiscal year ended December 31, 2014 appearing elsewhere in this annual report; and

•	All references to dollar amounts in this annual report are expressed in thousands of U.S. dollars.

All share-related and per share information in this annual report have been adjusted to give effect to the one share for ten share reverse stock split that was effective on February 14, 2013 and the one share for five share reverse stock split that was effective on December 2, 2013.

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

The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2014	2013	2012	2011	2010
Statement of Operations Data:
Operating revenues	$3,773	$6,074	$14,260	$29,538	$57,650
Income/ (loss) from operations	(26,460)	(47,968)	(28,036)	(84,109)	(17,000)
Other income/(expense)	13,772	(737)	(2,852)	(4,087)	(4,821)
Net income/ (loss)	(12,688)	(48,705)	(30,888)	(88,196)	(21,821)

Earnings Per Share Data:
Net income /(loss) per share:
Basic earnings/ (loss) per share	$(0.25)	$(7.46)	$(36.90)	$(136.00)	$(34.56)
Diluted earnings/ (loss) per share	$(0.25)	$(7.46)	$(36.90)	$(136.00)	$(34.56)
Weighted average number of shares:

Basic weighted average number of shares	49,988,956	6,527,240	837,173	648,507	631,360
Diluted weighted average number of shares	49,988,956	6,527,240	837,173	648,507	631,360
Dividends per share	$—	$—	$—	$—	$—

	Year Ended December 31,
	2014	2013	2012	2011	2010
Selected Balance Sheet Data:
Total cash	$45	$7,581	$29	$1,456	$10,074
Vessels, net	62,310	71,834	75,690	81,419	213,691
Total assets	64,253	87,632	114,359	134,980	250,984
Long-term debt, including current portion	17,598	59,687	89,169	88,946	120,459
Total shareholders’ equity	25,004	12,793	7,803	35,119	123,190

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risk Factors Relating to FreeSeas

At December 31, 2014, FreeSeas’ current liabilities exceeded its current assets, which could impair its ability to successfully operate its business and could have material adverse effects on its revenues, cash flows and profitability and its ability to comply with its debt covenants and pay its debt service and other obligations.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over four years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $12,688, $48,705 and $30,888 during the years ended December 31, 2014, 2013 and 2012, respectively. The Company’s cash flow projections for 2015, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2014 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2014 and 2013, the Company had working capital deficits of $30,849 and $59,041, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 has been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. In December 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,896 constituting repayment installments and accrued interest due on December 16, 2014. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and on February 2, 2015, the Company received from NBG a new letter of default. The Company and NBG have entered into negotiations for a new settlement agreement, however no assurances can be made that an agreement can be reached on terms acceptable to the Company, if at all.

If the Company is not able to reach a new agreement with the NBG, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of December 31, 2014, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, sale and lease back of certain vessels, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2014, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, as current.

We received a report from our independent registered public accounting firm with an explanatory paragraph for the year ended December 31, 2014 with respect to our ability to continue as a going concern.  The existence of such a report may adversely affect our stock price and our ability to raise capital.  There is no assurance that we will not receive a similar report for our year ended December 31, 2015.

In their report dated April 28, 2015, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern as we have incurred recurring operating losses, have a working capital deficiency, have failed to meet scheduled payment obligations under our loan facilities and have not complied with certain covenants included in our loan agreements with banks. Furthermore, if we were forced to liquidate our assets, the amount realized could be substantially lower than the carrying value of these assets. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, obtaining loans from various financial institutions or lenders where possible and restructuring outstanding debt obligations that are currently in default. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

We have been in breach of certain loan covenants contained in our loan agreement with NBG. If we are not successful in obtaining a waiver with respect to covenants breached, our lender may declare an event of default and accelerate our outstanding indebtedness under the agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern.

Our loan agreement requires that we comply with certain financial and other covenants. As a result of the drop in our drybulk asset values, we were not in compliance with the NBG facility covenants relating to vessel values as of December 31, 2014. In addition, we were in breach of interest cover ratios, leverage and minimum liquidity covenants with the NBG facility not previously waived. A violation of these covenants constitutes an event of default under our credit facility, which would, unless waived by our lender, provide our lender with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lender may accelerate our indebtedness and foreclose its liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness is presented within current liabilities in the December 31, 2014 consolidated balance sheet.

If the Company is not able to reach an agreement with the NBG or if the Company is unable to comply with any such restructured loan terms agreed upon, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreement, and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

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

We have historically derived a significant part of our revenue from a small number of charterers. During the year ended December 31, 2014, we derived approximately 73% of our gross revenue from two charterers, and during the same period in 2013, we derived approximately 44% of our gross revenues from two charterers. If we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

We currently rely on our Managers to manage and charter our fleet.

We currently have no employees and contract all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, and the management of our fleet, including crewing, maintenance and repair, through Free Bulkers S.A. and OpenSeas Maritime S.A., our Managers. We rely on our Managers to provide the technical management of our fleet and to attract charterers and charter brokers. The loss of its services or failure to perform its obligations could reduce our revenues and net income and adversely affect our operations and business if we are not able to contract with other companies to provide these services or take over these aspects of our business directly. FreeSeas has no control over our Managers. Our Managers are not liable to us for any losses or damages, if any, that may result from their management of our fleet unless the same shall have resulted from willful misconduct or gross negligence of our Managers or any person to whom performance of the management services has been delegated by our Managers. Pursuant to its agreement with us, our Managers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to our Managers. Although we may have rights against our Managers, if our Managers default on their obligations to us, we may have no recourse against our Managers. Further, we will need approval from our lenders if we intend to replace our Managers as our fleet managers.

We and two of our executive officers have affiliations with our Managers that could create conflicts of interest detrimental to us.

Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is also the controlling shareholder and officer of Free Bulkers S.A. and is also the controlling shareholder of OpenSeas Maritime S.A. and Mr. Dimitris Filippas, our Deputy Chief Financial Officer is officer of OpenSeas Maritime S.A. These dual responsibilities of our officers and the relationships between the companies could create conflicts of interest between our Managers and us. Each of our operating subsidiaries has a nonexclusive management agreement with one of our Managers. Although our Managers currently each serves as manager for vessels owned or operated by us under bareboat charters, our Managers are not restricted from entering into management agreements with other competing shipping companies. Our Managers could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that our Managers would resolve any conflicts of interest in a manner beneficial to us.

Management and service fees are payable to our Managers, regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

The management and service fees due from us to our Managers are payable whether or not our vessels are employed, and regardless of our profitability. We have no ability to require our Managers to reduce the management fees and service fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

Our Managers are a privately held companies, and there is little or no publicly available information about them.

The ability of our Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our Managers’ financial strength. Because our Managers are privately held, it is unlikely that information about their financial strength would become public or available to us prior to any default by our Managers under the management agreement. As a result, an investor in us might have little advance warning of problems that affect our Managers, even though those problems could have a material adverse effect on us.

As part of their services to us, our Managers must continue to upgrade their operational, accounting and financial systems, and add more staff. If our Managers cannot upgrade these systems or recruit suitable additional employees, their services to us and, therefore, our performance may suffer.

Our current operating, internal control, accounting and financial systems are provided by our Managers and may not be adequate if our Managers’ efforts to improve those systems may be ineffective. If our Managers cannot continue to upgrade their operational and financial systems effectively or recruit suitable employees, their services to us and, therefore, our performance may suffer and our ability to expand our business further will be restricted.

We and our Managers may be unable to attract and retain key executive officers with experience in the shipping industry, which may reduce the effectiveness of our management and lower our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our and our Managers’ executive officers. The loss of any of these individuals could adversely affect our business prospects and financial condition. Our success will depend on retaining these key members of our and our Managers’ management team. Difficulty in retaining our executive officers, and difficulty in our Managers retaining their executive officers, could adversely affect our results of operations and ability to pay dividends. We do not maintain “key man” life insurance on any of our officers.

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

Factors that influence demand for drybulk vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic and political conditions including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

•	the distance drybulk cargo is to be moved by sea;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of drybulk vessel capacity include:

•	the number of new building deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of new building, scrapping and laying-up include new building prices, availability of financing for dry-bulk vessel acquisition and building, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

We intend to employ our vessels predominantly in the spot market with charters that typically last one to two months. The rates in the charter market have fallen significantly during the first quarter of 2015 and this will affect the charter revenue we will receive from our vessels, and will have an adverse effect on our revenues, cash flows and profitability, as well as our ability to comply with our debt covenants.

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

When our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The carrying values of our vessels may not represent their fair market value because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. As of December 31, 2014, the average age of the vessels in our current fleet was 17.3 years. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

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

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

We will continue exploring expansion opportunities as our financial resources permit. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	placing new building orders and taking delivery of vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining the required financing.

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

While we expect that a significant portion of the financing resources needed to acquire vessels, if any, will be through long-term debt financing, we may raise additional funds through offerings of securities and other structured financing agreements. New equity investors may dilute the percentage of the ownership interest of our existing shareholders. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.

The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings and our ability to implement our fleet renewal program.

The market values of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of new buildings.

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

From time to time in the future, we may take positions in derivative instruments including freight forward agreements, or FFA’s. FFA’s and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA’s is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFA’s or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow. As of the date of this annual report, we had no FFA’s outstanding.

Because we generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. For the year ended December 31, 2014 and 2013, the fluctuation in the value of the dollar against foreign currencies did not have a material impact on us.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2014 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2012, 2013 and 2014, the Company would be subject to U.S. federal income tax of approximately $25, $nil and $23, respectively, in the absence of an exemption under Section 883.

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

The drybulk carrier charter market remains significantly below its high in the middle of 2008 and the average rates achieved in the six prior years, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants and repay our indebtedness.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire dry bulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates in selected shipping routes measured on a time charter and voyage basis covering Handysize, Supramax, Panamax and Capesize drybulk carriers. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2013 and 2014. During the first quarter of 2015, the BDI has fallen to its lowest ever reading of 509.

As of April 23, 2015, the BDI was 599. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which had resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, our ability to repay our indebtedness and compliance with the covenants contained in our loan agreements.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product (“GDP”) which had a significant impact on shipping demand. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our earnings and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries. A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse effect on our earnings, financial condition and cash flows.

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

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the vessel has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by Insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims.  At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by Insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found the company will explore its strategic alternatives with respect to this vessel.

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing; global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and weather.

The factors that influence the supply of vessel capacity include:

•	the number of new building deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

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

The closing price of our common stock on the NASDAQ Capital Market on April [   ], 2015 was $[  ] per share. If the market price of our shares of common stock remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

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

Pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control,” which term includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of our voting securities, a merger of FreeSeas where less than a majority of the shares of the resulting entity are held by the FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of December 31, 2014 would have been $71,627. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

Capital Expenditures and Divestitures

During the last three fiscal years, our capital expenditures and divestitures were as follows:

•	On February 18, 2014, the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. The Company recognized an impairment charge of $23,978 in the consolidated statement of operations for the year ended December 31, 2013;

•	On September 16, 2014, the Company sold the M/V Free Jupiter, a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250, renamed Nemorino and subsequently entered into a long term bareboat charter with the vessel’s new owners; and

•	On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners.

Our Fleet

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of five Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of April 23, 2015, the aggregate dwt of our operational fleet is approximately 148,978 dwt and the average age of our fleet is 17.7 years.

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

We have contracted the management of our fleet to our Managers, Free Bulkers S.A. and OpenSeas Maritime S.A., entities controlled by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer. In addition, Mr. Dimitris Filippas, our Deputy Chief Financial Officer is officer of OpenSeas Maritime S.A. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Managers are responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

The following table details the vessels in our fleet as of April 23, 2015:

Vessel Name	Type	Built	Dwt	Employment
M/V Nemorino (ex Free Jupiter) See note (*) below	Handymax	2002	47,777	Dry-docked
M/V Free Maverick	Handysize	1998	23,994	Awaiting orders
M/V Free Neptune	Handysize	1996	30,838	Awaiting orders
M/V Free Hero	Handysize	1995	24,318	Awaiting orders
M/V Free Goddess	Handysize	1995	22,051	See note (**) below.

(*) The M/V Free Jupiter was sold for USD 12,250,000 to an unrelated third party and subsequently entered into a long term bareboat charter with the vessel’s new owners. The vessel has been renamed Nemorino and chartered by us for seven years at a rate of USD 5,325 per day on bareboat charter terms typical for this type of transaction which grant us the full commercial utilization of the vessel against payment of the charter rate to her owners. In addition, the terms of the charter afford a number of purchase options during its course. An amount of USD 3,750,000 was deposited by us as security for the fulfillment of the terms of the charter. See "Item 18 Financial Statements — Note 18 “Subsequent Events".

(**) The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking, the vessel was on time charter in laden condition. Since the release from the pirates, the vessel has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers’ repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims. At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found, the Company will explore its strategic alternatives with respect to this vessel.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

•	Positive macro environment. The broader shipping sector is currently at a cyclical low and poised for a significant upswing in a positive macroeconomic environment. Several key market indicators support increased seaborne dry trade, including growing Chinese and Japanese iron ore and coal imports as well as strengthening Indian demand for thermal coal imports. Industrial production in emerging and developing economies constitutes a major driving force and is expected to generate enhanced demand for dry bulk commodities in the near term. The rising world population and economic recovery in the importing regions are also expected to contribute to the overall growth of the seaborne dry bulk trade.

•	Solid Handysize fundamentals. We are strategically well positioned to take advantage of the growing Handysize fleet shortage. A considerable percentage of the worldwide Handysize fleet is over 20 years old, and nearing the end of its useful life, making it considerably older than any other fleet type. In addition, Handysize fleet growth is expected to be less than half the growth of any other vessel type. Operationally, Handysize vessels are more versatile than other drybulk vessels. Their shallow draft allows for access to smaller ports unserviceable by larger Panamax and Capesize vessels, and they are equipped with on-board cranes, enabling entry into ports with inadequate loading and discharging facilities.

•	Experienced management team. We have benefited from the expertise of our executive officers, including that of Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and that of our Managers’ personnel, which consists of seasoned shipping professionals with long-standing experience in the industry. We believe that our management team has a proven track record of strong performance throughout a challenging economic climate, as we have actively and decisively renewed our fleet while reducing operating costs without sacrificing quality or safety in the process.

•	Experienced in managing older vessels. We have solid experience in managing older vessels and have very good relationships with third party suppliers, shipyards and contractors who can accommodate urgent needs for vessels that are older and may require urgent and competitively priced repairs. We have also forged over the years a relationship of trust with insurers and classification societies who are willing to provide their services at competitive rates, and accommodate bespoke requirements suitable to older vessels. The lower capital requirement for the acquisition of older vessels in conjunction with our ability to keep their maintenance cost at competitive levels provides us with unique investment opportunities.

Business Strategy

Our primary objectives are to profitably grow our business and maximize value to our shareholders by pursuing the following strategies:

•	Grow and optimize our fleet. We aim to grow our fleet in order to take advantage of the cyclical downturn of the dry-bulk market ahead of its expected cyclical improvement. A larger and well diversified fleet in terms of operational deployment is expected to provide optimal return on capital. We are focused on deploying our capital to optimize return on capital including through the disposal of assets that require disproportionate amounts of capital for maintenance or upgrading to continue generating income, and replace them with assets that have technical and commercial specifications allowing them to immediately yield income to the bottom line.

•	Focus on Handysize and Handymax carriers with a view to expanding into other asset classes. Our existing fleet of drybulk carriers consists of Handysize and Handymax vessels. Given the relatively low number of Handysize drybulk vessels on order, and a relatively great number of Handysize drybulk vessels at an age of 20 years or older, we believe there will be continued demand for such vessels. Handysize vessels are typically shallow-drafted and equipped with onboard cranes. This makes them more versatile and able to access a wider range of loading and discharging ports than larger ships that are unable to service many ports due to their size or the lack of local port infrastructure. Many countries in the Asia Pacific region, including China, as well as countries in Africa and South America, have shallow ports. We believe that our vessels, and any Handysize or Handymax that we may acquire, should enable us to transport a wider variety of cargoes and to pursue a greater number of chartering opportunities than if we owned larger drybulk vessels. Handysize vessels have also historically achieved greater charter rate stability than larger drybulk vessels. The recent market downturn has particularly affected the value of larger asset classes creating the potential for relatively greater capital appreciation and operational leverage as the market recovers. We shall also consider pursuing investments in larger asset classes in order to take advantage of all available opportunities as they arise.

•	Build on our experience in operating older vessels. Our experience in managing older vessels provides us with the flexibility to make investments in older vessels, a segment where little or no financing is available from traditional capital sources, and often superior return on capital can be achieved compared to high capital modern vessels.

•	Build upon our strategic relationships. We intend to continue to build upon our extensive experience and relationships with ship brokers, financial institutions, industrial partners and commodity traders. We use these relationships to identify chartering and acquisition opportunities and gain access to sources of additional financing, industry contacts and market intelligence. In addition, our relationships and experience with insurers and technical service providers, spares suppliers and repair shipyards position us optimally for the competitive operation of a versatile fleet with heavy employment commitments and demanding technical requirements.

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

Customers

During 2014, we derived approximately 73% of our gross revenues from two charterers, and during 2013, we derived approximately 44% of our gross revenues from two charterers. We believe that our customer base is composed of established charterers.

Management of Operations and Fleet

Pursuant to our amended and restated services agreement with one of our Managers, Free Bulkers S.A., our operations are executed and supervised by our Manager, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay a monthly fee of $136,275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement. The termination fee as of December 31, 2014 would be approximately $71,627.

Our Manager, Free Bulkers S.A. provides us with the following services:

•	General Administration. Our Manager provides us with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services.

•	Financial Accounting Services. Our Manager maintains our books, records and accounts and provides all services as are necessary for the preparation and maintenance of the our accounting records in accordance with U.S. GAAP, preparing and filing financial statements with the SEC and NASDAQ in accordance with applicable financial reporting requirements, and developing, implementing, monitoring and assessing our internal controls;

•	Sale and Purchase of Vessels. Our Manager advises our board of directors when opportunities arise to purchase, including through new buildings, or to sell any vessels. All decisions to purchase or sell vessels require the approval of our board of directors. Any purchases or sales of vessels approved by our board of directors are arranged and completed by our Manager. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase contracts.

We also contract the technical and commercial management of our vessels to our Managers, Free Bulkers S.A. and OpenSeas Maritime S.A. Free Bulkers S.A. has a separate management contract with four of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis, as described below. OpenSeas Maritime S.A. has a management contract with another of our subsidiaries relating to a vessel bareboat chartered. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to our amended management agreement with our Managers, we pay our Managers a monthly technical management fee of $18,975 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

We also pay our Managers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ owned and bareboat chartered vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of our Managers.

Our Managers currently manage all of our vessels owned and bareboat chartered and we anticipate that our Managers will manage any additional vessels we may acquire and bareboat charter in the future.

We believe that we pay our Managers industry-standard fees for these services.

Crewing and Employees

We currently have no employees, our Managers are responsible for employing all of the executive officers and staff to execute and supervise the operations. In addition, our Managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.

Long-Term Debt

Please see “Item 5. Operating and Financial Review and Prospects – Long-Term Debt” for a description of our credit facility with NBG, our current non-compliance with our obligations and covenants under the facility agreement, and the status of our efforts to reach a settlement with the Bank.

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

Our Managers arrange our charters (whether spot charters, period time charters, bareboat charters or pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete with other owners of drybulk carriers in the, Handysize and Handymax sectors. Charters for our vessels are negotiated by our Managers utilizing a worldwide network of shipbrokers. These shipbrokers advise our Managers on a continuous basis of the availability of cargo for any particular vessel. There may be several shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.

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

The table below lists the next dry-docking and special surveys scheduled for each vessel in our fleet, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
M/V Free Goddess	Third quarter 2018*	Third quarter 2015
M/V Free Hero	Third quarter 2018	Third quarter 2015
M/V Free Maverick	Third quarter 2017	First quarter 2019
M/V Nemorino	In progress**	Second quarter 2017
M/V Free Neptune	Fourth quarter 2016	Third quarter 2019

_________

* The M/V Free Goddess cannot pass her intermediate dry-docking until the cargo on board has been delivered to its receivers.

** The M/V Nemorino is currently dry-docked.

ISM and ISPS certifications have been awarded to all of our vessels and to the Managers by either the vessel’s flag country or a member of the International Association of Classification Societies

Risk of Loss and Liability Insurance

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

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of four Handysize vessels and one Handymax vessel, which was sold for $12,250 to an unrelated third party and subsequently entered into a long term bareboat charter with the vessel’s new owners. Our vessels carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of April 22, 2015, the aggregate dwt of our operational fleet is approximately 148,978 dwt and the average age of our fleet is 17.7 years.

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

We have contracted the management of our fleet to entities controlled (our Managers) by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Managers are responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Recent Developments

On January 5, 2015, the Company sold to Himmil Investments Ltd., a non-U.S. investor (“Himmil”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.452 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. The Company has issued 12,826,497 shares of common stock in aggregate to Himmil upon full conversion of this convertible promissory note, plus accrued interest.

On January 13, 2015, the Company received a letter from NASDAQ notifying that it has been provided an additional 180 calendar day period, or until July 13, 2015, to regain compliance with the minimum $1 bid price per share requirement. The Company’s eligibility for the additional period was based on meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this additional time period the closing bid price of the Company’s common stock is at least $1 per share for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by July 13, 2015, NASDAQ will provide written notification that the Company’s common stock will be delisted. At that time, the Company may appeal NASDAQ’s determination to a Hearings Panel (the “Panel”). If the Company appeals, it will be asked to provide a plan to regain compliance to the Panel.

On January 21, 2015, the Company sold to KBM Worldwide, Inc. an 8% interest bearing convertible note for $154 due in nine months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate.

On February 5, 2015, the Company sold to Himmil a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.62 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of the date of this filing, the Company has issued 16,294,221 shares of common stock in aggregate to Himmil upon conversion of $446 of this convertible promissory note.

On February 5, 2015, Crede CG III, Ltd. (“Crede”) instructed the Company to transfer 588,049 Series B Warrants held by Crede to Dawson James Securities, Inc. (“DJS”). On the same date, DJS exercised Series B Warrants for 525,000 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 11,427,612 shares of common stock to DJS in the aggregate pursuant to the cashless exercise formula set forth therein.

On February 10, 2015, the Company commenced discussions with the owners of the M/V Nemorino with regard to amending the bareboat charter dated September 11, 2014 to adapt to current charter market conditions in relation to which an agreement was reached.  However, on February 16, 2015, the Company received default notice referring to the bareboat charter on the basis that the charter hire of $149 due February 15, 2015 had not been paid. Similarly, on March 23, 2015, the Company received a second default notice referring to the above bareboat charter on the basis that the charter hire of $165 due March 15, 2015 had not been paid.  On April 3, 2015 and while discussions with the owners of the M/V Nemorino were taking place, the Company received notice of termination of the bareboat charter dated September 11, 2014 in respect of the M/V Nemorino, claiming past unpaid and future hire, and other unspecified costs. On April 28, 2015, the Company received written threat of litigation in connection thereof. The Company considers that the owners of the M/V Nemorino did not have the right to terminate the bareboat charter and that their conduct evidences an intention no longer to be bound by the bareboat charter terms, amounting to a serious breach, entitling the company to terminate and counter-claim damages, both of which the company did.

On February 11, 2015, the Company entered into a settlement agreement with Marine Plus S.A., a non-U.S. creditor, who agreed to accept 5,770,749 shares of common stock as payment in full of unpaid invoices of the aggregate amount of $621.

On March 5, 2015, the Company sold to Glengrove Small Cap Value, Ltd., a non-U.S. investor, a $750 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.452 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of April 27, 2015, the Company has issued in aggregate 7,003,984 shares of common stock to Glengrove Small Cap Value, Ltd. upon conversion of $162 of this convertible promissory note.

On March 10, 2015, DJS exercised Series B Warrants for 63,049 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 1,408,259 shares of common stock to DJS in the aggregate pursuant to the cashless exercise formula set forth therein.

On March 12, 2015, Crede instructed the Company to transfer 300,000 Series B Warrants held by Crede to DJS. On the next date, DJS exercised Series B Warrants for 100,000 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 2,278,267 shares of common stock to DJS in the aggregate pursuant to the cashless exercise formula set forth therein.

On March 18, 2015, DJS exercised Series B Warrants for 200,000 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 4,574,833 shares of common stock to DJS in the aggregate pursuant to the cashless exercise formula set forth therein.

On March 20, 2015, Crede instructed the Company to transfer 325,000 Series A Warrants held by Crede to DJS. On March 23, 2015, DJS exercised Series A Warrants for 325,000 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 9,525,343 shares of common stock to DJS in the aggregate pursuant to the cashless exercise formula set forth therein.

On March 27, 2015, the Company entered into settlement agreements with four vendors, non-U.S. creditors, who agreed to accept 2,910,740 shares of common stock as payment in full of unpaid invoices of the aggregate amount of $262.

On April 10, 2015, Crede instructed the Company to transfer 165,813 Series A Warrants held by Crede to DJS. On April 13, 2015, DJS exercised Series A Warrants for 165,813 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 6,910,358 shares of common stock to DJS in the aggregate pursuant to the cashless exercise formula set forth therein.

On April 16, 2015, the Company sold to Alderbrook Ship Finance Ltd., a non-U.S. investor, a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.24 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

Employment and Charter Rates

Our Fleet

The following table details the vessels in our fleet as of April 20, 2015:

Vessel Name	Type	Built	Dwt	Employment
M/V Nemorino (ex M/V Free Jupiter) See note (*) below	Handymax	2002	47,777	Dry-docked
M/V Free Maverick	Handysize	1998	23,994	Awaiting orders
M/V Free Neptune	Handysize	1996	30,838	Awaiting orders
M/V Free Hero	Handysize	1995	24,318	Awaiting orders
M/V Free Goddess	Handysize	1995	22,051	See note (**) below.

(*) The M/V Free Jupiter was sold for $12,250 to an unrelated third party and subsequently entered into a long term bareboat charter with the vessel’s new owners. The vessel has been renamed Nemorino and chartered by us for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant us the full commercial utilization of the vessel against payment of the charter rate to her owners. In addition, the terms of the charter afford a number of purchase options during its course. An amount of $3,750 was deposited by us as security for the fulfillment of the terms of the charter. See "Item 18 Financial Statements — Note 18 “Subsequent Events".

(**) The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking, the vessel was on time charter in laden condition. Since the release from the pirates, the vessel has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims.  At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found, the Company will explore its strategic alternatives with respect to this vessel.

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

Our Fleet-Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “-Critical Accounting Policies-Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of December 31, 2014 and (ii) what we believe the charter free market value of each of our vessels was as of December 31, 2014, the aggregate carrying value of two of our vessels (the M/V Free Goddess and the M/V Free Maverick) in our fleet as of December 31, 2014 exceeded their aggregate charter-free market value by approximately $27.1 million, as noted in the table below (which includes a comparative analysis of how the carrying values of our vessels compare to the fair market value of such vessels as of each balance sheet date presented in our accompanying consolidated financial statements). This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels (at December 31, 2014, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2014).

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

Drybulk Vessels	DWT	Year Built	Date of Acquisition	Purchase Price (in million USD)	Carrying Value as of 31/12/2014 (in million USD)	Fair Market Value as of 31/12/2014 (in million USD)	Carrying Value as of 31/12/2013 (in million USD)	Fair Market Value as of 31/12/2013 (in million USD)
Free Hero	24,318	1995	07/03/07	$25.3	$4.4	$5.5	$4.7	$5.5
Free Goddess	22,051	1995	10/30/07	$25.2	$14.4	$5.3	$15.9	$5.3
Free Maverick	23,994	1998	09/01/08	$39.6	$24.5	$6.5	$26.6	$7
Free Neptune	30,838	1996	08/25/09	$11	$7.2	$7.5	$7.6	$8.7
Total	101,201			$101.1	$50.5	$24.8	$54.8	$26.5

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

As of December 31, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and ten year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that no impairment existed as of December 31, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $11,179. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $17,982 (using the most recent five year historical average rates) and $27,077 (using the most recent three year or one year historical average rates).

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

Accounting for Special Survey and Dry-docking Costs: Effective as of January 1, 2014, the Company changed the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred were deferred and amortized over periods of five and two and a half years, respectively. The Company now follows the direct expense method of accounting for special survey and dry-docking costs whereby costs are expensed in the period incurred for the vessels.

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

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are offhire due to major repairs, dry-dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance and dry-docking costs. In the period reported herein ended December 31, 2014, an accounting policy change with respect to the Accounting for Special Survey and Dry-docking Costs has adversely affected the Adjusted EBITDA calculation. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessels were chartered in the spot market during the year ended December 31, 2014.

A standard maritime industry performance measure is the TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2012, 2013 and 2014 was $4,515, $3,256 and $3,463, respectively.

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

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2014, 2013 and 2012 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2014	2013	2012

Adjusted EBITDA (1)	$(15,030)	$(18,513)	$(7,092)

Fleet Data:

Average number of vessels (2)	5.6	7.0	7.02

Ownership days (3)	2,033	2,555	2,562

Available days (4)	962	1,068	2,529

Operating days (5)	771	887	2,337

Fleet utilization (6)	80.1%	83.1%	92.4%

Average Daily Results:

Average TCE rate (7)	$3,463	$3,256	$4,515

Vessel operating expenses (8)	6,250	4,252	4,242

Management fees (9)	789	583	726

General and administrative expenses(10)	1,705	1,528	1,494
Total vessel operating expenses (11)	$7,040	4,835	4,968

(1)	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance and dry-docking costs. In the period reported herein ended December 31, 2014, an accounting policy change with respect to the Accounting for Special Survey and Dry-docking Costs has adversely affected the Adjusted EBITDA calculation. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	For the year ended December 31,
	2014	2013	2012
Net loss	$(12,688)	$(48,705)	$(30,888)
Depreciation and amortization	5,320	5,927	6,717
Amortization of deferred revenue	—	—	—
Stock-based compensation charge	638	42	122
Vessel impairment loss	—	27,455	12,480
Loss on derivative instruments	21	40	85
Interest and finance cost, net of interest income	2,342	2,381	2,583
Loss / (Gain) on sale of vessels	1,098	—	—
Provision and write-offs of insurance claims and bad debts	872	1,215	1,675
Loss on debt extinguishment	—	—	134
Gain on settlement of payable	—	(1,149)	—
Loss on settlement of liability through stock issuance	—	3,914	—
Gain on debt extinguishment	(16,057)	(9,633)	—
Dry-docking costs	3,424	—	—
Adjusted EBITDA	$(15,030)	$(18,513)	$(7,092)

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

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2014	2013	2012

Operating revenues	$3,773	$6,074	$14,260

Voyage expenses and commissions	(1,103)	(3,186)	(3,709))

Net operating revenues	2,670	2,888	10,551

Operating days	771	887	2,337

Time charter equivalent daily rate	$3,463	$3,256	$4,515

(8)

Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2014	2013	2012

Vessel operating expenses (excluding dry-docking costs)	$12,707	$10,865	$10,868

Ownership days	2,033	2,555	2,562

Daily vessel operating expense	$6,250	$4,252	$4,242

(9)

Daily management fees are calculated by dividing total management fees (excluding stock-based compensation charge and gain on shares issued to the Manager) paid on ships owned by ownership days for the relevant time period.

(10)

Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation charge and gain on shares issued to the Manager) by ownership days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Year Ended December 31, 2014 as Compared to Year Ended December 31, 2013

REVENUES - Operating revenues for the year ended December 31, 2014 were $3,773 compared to $6,074 for the year ended December 31, 2013. The decrease of $2,301 is mainly attributable to the facts that: a) M/V Free Knight, M/V Free Jupiter and M/V Free Impala were sold on February 18, 2014, September 16, 2014 and September 24, 2014, respectively, b) less vessels of our fleet were operative during the year ended December 31, 2014 due to extensive dry-docking services for M/V Free Hero, M/V Free Maverick and M/V Free Neptune resulting in the reduction of operating days of our fleet to 771 days compared to 887 days in the same period of 2013 and c) the charter rates throughout 2014 kept decreasing affecting negatively our revenues.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $829 for the year ended December 31, 2014, as compared to $2,669 for the year ended December 31, 2013. The variance in voyage expenses reflects mainly the decreased replenishment of bunkers to the owners’ account during the year ended December 31, 2014. For the year ended December 31, 2014, commissions charged amounted to $274, as compared to $517 for the year ended December 31, 2013. The decrease in commissions is due to the decrease of operating revenues for the year ended December 31, 2014 compared to the year ended December 31, 2013. The commission fees represent commissions paid to the Managers, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include dry-docking costs, crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $16,131 in the year ended December 31, 2014, as compared to $10,865 in the year ended December 31, 2013. The increase in operating expenses was due to the change of the accounting policy for special survey and dry-docking costs, whereby dry-docking costs of approximately $3,500 were expensed in the period incurred as opposed to being amortized until the next dry-docking. In addition, substantial maintenance repairs took place in an effort to render the vessels fully operational for income producing purposes, resulting in an increase of the average daily vessel operating expenses to $6,250.

DEPRECIATION AND AMORTIZATION - For the year ended December 31, 2014, depreciation expense was $5,320, compared to $5,729 in the year ended December 31, 2013. The decrease was due to the sale of M/V Free Knight, M/V Free Jupiter and M/V Free Impala, on February 18, 2014, September 16, 2014 and September 24, 2014, respectively. For the year ended December 31, 2014, amortization of deferred charges was $nil compared to $199 for the year ended December 31, 2013. The decrease was due to the change of the Company’s accounting policy for special survey and dry-docking costs described above.

MANAGEMENT FEES - Management fees for the year ended December 31, 2014 totaled $1,605 as compared to $1,490 in the year ended December 31, 2013. The increase of $115 in management fees , despite the reduction of the number of vessels under management, resulted from the inclusion of $954 recognized as gain in the year ended December 31, 2013 for the issuance of 991,658 shares of the Company’s common stock to Free Bulkers in payment of $2,168 in unpaid fees due to Free Bulkers for the months of February through September 2013 and the issuance of 34,326 shares of the Company’s common stock to the non-executive members of its Board of Directors, in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, and services fees and expenses charged by Free Bulkers, totaled $4,104 as compared to $3,904. The increase of $200 reflects the inclusion of $638 as stock-based compensation charge for the issuance of an aggregate of 11,000,000 shares of the Company’s common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions and in payment of $80 in unpaid Board fees for the second and third quarters of 2014.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the year ended December 31, 2014 and 2013, the amounts were $872 and $1,215, respectively, which reflected the write-off for various long outstanding accounts receivable.

VESSEL IMPAIRMENT LOSS - As of December 31, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that no impairment existed as of December 31, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $11,179. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $17,982 (using the most recent five year historical average rates) and $27,077 (using the most recent three year or one year historical average rates).

FINANCING COSTS - Financing costs amounted to $2,342 for the year ended December 31, 2014 and $2,381 for the year ended December 31, 2013. The decrease of the interest and financing costs incurred for the year ended December 31, 2014 as compared to the same period in 2013 was mainly attributed to the reduced outstanding bank debt from $59,687 to $17,598 resulting from the settlement of the Credit Suisse loan in May 2014 and the aggregate payment of $6,000 to reduce outstanding indebtedness with NBG (see below “Bank Loans - current portion’’) counterbalanced by the bareboat charter rate charge of $410.

GAIN/(LOSS) ON INTEREST RATE SWAPS - The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially used interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company was party of two interest rate swap agreements, which were fully unwound on February 3, 2014. The change in fair value on the Company’s two interest rate swaps for the year ended December 31, 2013 resulted in unrealized gains of $246. The settlements on the interest rate swaps for the year ended December 31, 2013 resulted in realized losses of $286. The total of the change in fair value and settlements for the year ended December 31, 2014 and 2013 aggregate to losses of $21 and $40, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

NET INCOME / (LOSS) – Net loss for the year ended December 31, 2014 was $12,688 as compared to net loss of $48,705 for the year ended December 31, 2013. The decrease of $36,017 for the year ended December 31, 2014 was due to the gain on debt extinguishment of $16,057, as a result of the settlement of the Credit Suisse loan in May 2014 (see below “Bank Loans - current portion’’) and the aggregate impairment charge of $27,455 regarding the M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Knight in the year ended December 31, 2013.

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

Liquidity and Capital Resources

The Company has historically financed its capital requirements from sales of equity securities, operating cash flows and long-term borrowings. As of December 31, 2014, its bank borrowings totaled $17,598. The Company has primarily used its funds for capital expenditures to maintain its fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

As a result of the historically low charter rates for drybulk vessels, which has affected the Company for over five years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $12,688, $48,705 and $30,888 during the years ended December 31, 2014, 2013 and 2012, respectively. The Company’s cash flow projections for 2015, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2014 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2014 and 2013, the Company had working capital deficits of $30,849 and $59,041, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 has been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. In December 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,896 constituting repayment installments and accrued interest due on December 16, 2014. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and on February 2, 2015, the Company received from NBG a new letter of default. The Company and NBG have entered into negotiations for a new settlement agreement, however no assurances can be made that an agreement can be reached on terms acceptable to the Company, if at all.

In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115.The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to the Bank and the Bank would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released. Following the closing on May 28, 2014 of the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants (see Note 16 below), the Company on May 30, 2014 paid the amount of $22,636 to Credit Suisse, and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to the vessels M/V Free Jupiter , M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels.

If the Company is not able to reach an agreement with the NBG, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of December 31, 2014, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, sale and lease back of certain vessels, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

Cash Flows

Year Ended December 31, 2014 as Compared to Year Ended December 31, 2013

 OPERATING ACTIVITIES - Net cash used in operating activities increased by $15,615 to $19,593 for the year ended December 31, 2014, as compared to $3,978 for the year ended December 31, 2013. The increase reflected the weaker freight market, the decrease of the number of operational vessels in our fleet during the year ended December 31, 2014 and the non-cash gain on debt extinguishment of $15,000.

FINANCING ACTIVITIES - Net cash provided by financing activities for the year ended December 31, 2014 was $12,057, as compared to $11,530 for the year ended December 31, 2013, reflecting the Company’s capital raising of $25,000 through the offering of Series D Convertible Preferred Stock and Series C Warrants, on May 21, 2014, the payment of approximately $22,636 from the offering proceeds to eliminate all of its debt obligations owed to Credit Suisse the proceeds of $304 from the convertible note, and the proceeds from the sale of M/V Free Knight, Free Jupiter and Free Impala.

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

FINANCING ACTIVITIES – Net cash provided by financing activities for year ended December 31, 2013 was $11,530, as compared to $1,723 for the year ended December 31, 2012. The increase in cash was due to:

•	the proceeds of $489 from the four 8% interest bearing convertible notes the Company entered into agreements with Asher Enterprises, Inc. (“Asher”) in January, April, May and July 2013. As of the date of this report, all of the convertible notes have been converted into common shares;

•	the sale of series B and C convertible preferred stock to Crede for gross cash proceeds of $10,000 (see "Item 18 Financial Statements — Note 15 Shareholders’ Equity"); and

•	the proceeds of $1,041 related to the equity lines the Company entered with Dutchess and Granite on May 29, 2013 and January 24, 2013, respectively (see "Item 18 Financial Statements — Note 15 Shareholders’ Equity").

Bank Loans - current portion

As of December 31, 2014, the Company’s bank debt is as follows:

	NBG	Credit Suisse
December 31, 2013	$23,237	$36,450
Additions	$-	$-
Payments	$(5,639)	$(21,450)
Debt forgiveness	$-	$(15,000)
December 31, 2014	$17,598	$-

The remaining repayment terms of the loan outstanding as of December 31, 2014 are as follows:

Lender	Vessel	Remaining Repayment Terms

National Bank of Greece	M/V Free Neptune	Seven quarterly installments of $837.5 and a balloon payment of $11,735.5, payable together with the last installment due on December 16, 2016.

The vessel indicated in the above table is pledged as collateral for the respective loan.

The Company’s credit facility with NBG bears interest at LIBOR plus a margin of 4%, and is secured by mortgage on the financed vessel (M/V Free Neptune) and assignments of vessel’s earnings and insurance coverage proceeds. It also includes affirmative and negative financial covenants of the borrower, including maintenance of operating accounts, average cash balances to be maintained with the lending bank and minimum ratios for the fair value of the collateral vessel compared to the outstanding loan balance. The borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessel’s flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the year ended December 31, 2014 and 2013 was 3% and 2.3%, respectively. Interest expense incurred under the above loan agreements amounted to $1,655, $1,946 and $2,415 for the years ended December 31, 2014, 2013 and 2012, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 has been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. In December 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,896 constituting repayment installments and accrued interest due on December 16, 2014. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and on February 2, 2015, the Company received from NBG a new letter of default. The Company and NBG have entered into negotiations for a new settlement agreement, however no assurances can be made that an agreement can be reached on terms acceptable to the Company, if at all.

Loan Covenants

As of December 31, 2013 and December 31, 2014, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at December 31, 2014.

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

Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Summary of Contractual Obligations

The following table summarizes our contractual committed obligations and their maturity dates as of December 31, 2014:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Interest on variable-rate debt	480	480	—	—	—	—	—

Services fees to the Manager	6,540	1,635	1,635	1,635	1,635	—	—

Management fees to the Managers	12,407	1,138	1,138	1,138	1,138	1,138	6,717

Total obligations	$19,427	$3,253	$2,773	$2,773	$2,773	$1,138	$6,717

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands)

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	44	Chairman of the Board of Directors, Chief Executive Officer and President	2017
Dimitris Papadopoulos	70	Chief Financial Officer and Treasurer	—
Dimitris Filippas	38	Deputy Chief Financial Officer	—
Kostas Koutsoubelis	60	Chief Operating Officer	—
Focko H. Nauta	57	Director	2016
Dimitrios Panagiotopoulos	54	Director	2017
Keith Bloomfield	44	Director	2016
Xenophon Galinas	58	Director	2015
Maria Badekas	43	Secretary	—

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

Dimitris K. Filippas became our Deputy Chief Financial Officer in April 2014. Mr. Filippas has been the finance manager for Free Bulkers S.A. since 2007. Mr. Filippas has substantial experience in the ship finance field. He holds a BSc in Banking and International Finance from Cass Business School and a Master’s Degree in Shipping Business with Distinction from LGU.

Kostas Koutsoubelis joined our company in 2015 and serves as our Chief Operating Officer. During years 2007-2010, he was member of our Board of Directors and had served as our Vice President and Treasurer. Before rejoining our company in 2015, he was Chief Operating Officer at Excel Maritime since 2011, reporting directly to the Board of Directors. In addition, Mr. Koutsoubelis was the group financial director of the Restis Group of Companies and also Chairman of the Board of Golden Energy Marine Corp. Furthermore, he was a member of the Board of Directors of First Business Bank, South African Marine Corp S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure, he joined International Reefer Services S.A., a major shipping company, as financial director. In the past, he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is Vice President of the Board of the Association of Banking and Financial Executives of Hellenic Shipping and was a governor in the Propeller Club Port of Piraeus.

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

Dimitrios Panagiotopoulos joined our Board of Directors in 2007. He is manager at the Non-Performing Customers – Gen. Division of EUROBANK S.A. Prevsiously, he was the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a master’s of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

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

The total gross cash compensation paid for each of the years ended December 31, 2014 and 2013 to our directors was $40. We have agreed to pay each of our non-executive directors a fee of $40 per year.

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

On November 10, 2014, the Company pursuant to the recommendation of the Company’s Compensation Committee and the Board of Directors’ approval, issued an aggregate of 10,600,000 shares of its common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions. In addition, the Company issued an aggregate of 400,000 shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014. Subject to the provisions of a restricted stock award granted to the holders by the Company pursuant to its Amended 2014 Plan, 1,100,000 shares of its common stock will vest on May 10, 2015, 2,975,000 shares of its common stock will vest on November 10, 2015 and 2,975,000 shares of its common stock will vest on November 10, 2016.

Our Managers receive a monthly management fee from us to provide overall executive and commercial management of our affairs. See “Principal Shareholders” and “Certain Relationships and Related Transactions.”

There are no agreements between us and any director that provide for benefits upon termination or retirement.

Other than pursuant to our 2014 Equity Incentive Plan (the “2014 Plan”) (for details please see below) and as determined by our Board of Directors, our executive officers do not receive any compensation, including any cash compensation, from us.

C.	Board Practices

The term of our Class A directors expires in 2015, the term of our Class B directors expires in 2016 and the term of our Class C directors expires in 2017. There are no agreements between us and any director that provide for benefits upon termination or retirement.

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

We currently have no employees. Our Managers are responsible for employing all of the executive officers and staff to execute and supervise our operations based on the strategy devised by the Board of Directors and subject to the approval of our Board of Directors and for recruiting, and employing, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.

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

On December 31, 2009, the Company’s Board of Directors awarded 5,100 restricted shares to its non-executive directors, executive officers and certain of Manager’s employees. The remaining unvested restricted shares amounted to 1,000 were vested on December 31, 2013.

2014 Equity Incentive Plan

On July 30, 2014, the Company’s Board of Directors approved the Company’s 2014 Equity Incentive Plan (the “2014 Plan”). Under the terms of the 2014 Plan, the Company may issue (1) stock options (incentive and nonstatutory), (2) restricted stock, (3) stock appreciation rights, or SARs, (4) restricted stock units, or RSUs, (5) other stock-based awards, and (6) cash-based awards. The 2014 Plan provides for the issuance of up to 5,000,000 shares of common stock. The Board determines the exercise price, vesting and expiration period of the grants under the 2014 Plan. However, the exercise price of an incentive stock option may not be less than 110% of fair value of the common stock at the date of the grant for a 10% or more shareholder and 100% of fair value for a grantee who is not a 10% shareholder. The fair value of the common stock is determined based on quoted market price or in absence of such quoted market price, by the Board in good faith. Additionally, the vesting period of the grants under the 2014 Plan may not be more than five years and expiration period not more than ten years. On November 5, 2014, the Company amended the 2014 Plan, which increases the authorized number of shares of common stock issuable thereunder from 5,000,000 to 15,000,000.

On November 10, 2014, the Company pursuant to the recommendation of the Company’s Compensation Committee and the Board of Directors’ approval, issued an aggregate of 10,600,000 shares of its common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions. In addition, the Company issued an aggregate of 400,000 shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014. Subject to the provisions of a restricted stock award granted to the holders by the Company pursuant to its Amended 2014 Plan, 1,100,000 shares of its common stock will vest on May 10, 2015, 2,975,000 shares of its common stock will vest on November 10, 2015 and 2,975,000 shares of its common stock will vest on November 10, 2016.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets out certain information regarding the beneficial ownership of our common stock as of April 23, 2015 by each of our officers and directors, all of our officers and directors as a group, and each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)
Ion G. Varouxakis (3)	10,693,864	5.6%
Dimitris Papadopoulos	100,000	*
Xenophon Galinas (4)	375,000	*
Focko Nauta (4)	452,457	*
Dimitris Panagiotopoulos (4)	450,330	*
Keith Bloomfield (4)	452,316	*
Maria Badekas	100,000	*
Dimitris Filippas	100,200	*
Kostas Koutsoubelis	-	-
All directors and executive officers as a group (nine persons) (5)	12,724,167	6.7%
		*
Crede CG III, Ltd. (6)	[ ]	9.9%

* Less than 1%.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o FreeSeas Inc., 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.

(2)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Percentages shown are based on 191,108,549 shares of common stock outstanding as of April 23, 2015.

(3)	Includes 8,500,000 shares held directly by Mr. Varouxakis, 1,073,880 shares owned by The Mida's Touch S.A., a Marshall Islands corporation wholly-owned by Mr. Varouxakis and 1,119,984 shares owned by Free Bulkers S.A., which Mr. Varouxakis has voting and dispositive power for shares owned by that entity. Also includes 5,950,000 shares of unvested restricted stock granted on November 10, 2014, which vests 50% on each of the first and second anniversaries of issuance, subject to Mr. Varouxakis remaining employed with the Company on such dates. Does not include 160 shares owned of record by V Estates S.A., which is controlled by his father, or 123 shares owned of record by his mother, as to which shares he disclaims beneficial ownership.
(4)	Includes 275,000 shares of unvested restricted stock granted on November 10, 2014, which vests 100% six months from the date of issuance, subject to such person remaining a director with the Company on such date.
(5)	Includes an aggregate of 7,050,000 shares of unvested restricted stock granted on November 10, 2014, which are subject to future vesting, subject to such person remaining employed or a director with the Company on such vesting date.
(6)	Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2015.

B.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the Managers (Free Bulkers S.A. and OpenSeas Maritime S.A., respectively), pursuant to ship management agreements between each of the subsidiaries and the Managers.

Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays Free Bulkers and OpenSeas Maritime a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of Free Bulkers and OpenSeas Maritime. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Knight (Note 5) during the year ended December 31, 2014.

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. In this respect, the Company paid Free Bulkers $122 relating to the sale of the M/V Free Jupiter (Notes 5 & 7) during the year ended December 31, 2014.The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. The vessel is managed by OpenSeas Maritime.

On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with the National Bank of Greece (NBG), which had a mortgage on the vessel (Note 11). In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Impala (Note 5) during the year ended December 31, 2014. During the year ended December 31, 2013, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with Free Bulkers amounting to $36 ,$104 and $174 for the year ended December 31, 2014, 2013 and 2012, respectively, included in “Commissions” in the accompanying consolidated statements of operations.

The Company also pays, as per its services agreement with Free Bulkers, a monthly fee of $136 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2014 would be approximately $71,627.

Fees and expenses charged by the Managers are included in the accompanying consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel” and “Vessel impairment loss”. The total amounts charged for the year ended December 31, 2014, 2013 and 2012 amounted to $3,528 ($1,605 of management fees, $1,650 of services fees, $265 of superintendent fees and $8 for other expenses), $3,133 ($1,490 of management fees, $1,499 of services fees, $131 of superintendent fees and $13 for other expenses) and $4,560 ($2,404 of management fees, $1,985 of services fees, $134 of superintendent fees and $37 for other expenses), respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $474 recognized as stock-based compensation expense for the issuance of 67,754 shares of the Company’s common stock to Free Bulkers in payment of $271 in unpaid fees due to Free Bulkers for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $954 recognized as gain for the issuance of 991,658 shares of the Company’s common stock to Free Bulkers (Note 16) in payment of $2,168 in unpaid fees due to Free Bulkers for the months of February, March, April, May, June, July, August and September 2013 and the issuance of 34,326 shares of the Company’s common stock to the non-executive members of its Board of Directors (Note 16), in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

The balance due from the Manager as of December 31, 2014 and December 31, 2013 was $433 and $1,167 respectively. The amount paid to the Manager for office space during the year ended December 31, 2014, 2013 and 2012 was $148, $147 and $143, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

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

Other Related Parties

The Company, through the Managers uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2014, 2013 and 2012, such ship-brokering firm charged the Company commissions of $6, $19 and $43, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations.

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

	Common Stock
For the Years Ended:	High	Low
December 31, 2010	$397.50	$180.50
December 31, 2011	194.50	20.00
December 31, 2012	92.50	3.50
December 31, 2013	29.00	0.85
December 31, 2014	2.44	0.07

	Common Stock
For the Quarters Ended:	High	Low
March 31, 2013	$29.00	$3.10
June 30, 2013	7.20	1.70
September 30, 2013	4.65	0.85
December 31, 2013	4.20	1.00
March 31, 2014	2.44	1.55
June 30, 2014	1.77	0.56
September 30, 2014	0.91	0.20
December 31, 2014	0.28	0.07

	Common Stock
For the Months Ended:	High	Low
October 31, 2014	$0.28	$0.10
November 30, 2014	0.17	0.11
December 31, 2014	0.14	0.07
January 31, 2015	0.12	0.07
February 28, 2015	0.19	0.08
March 31, 2015	0.09	0.04

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•	any person other than our existing shareholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

C.	Material Contracts

The following is a summary of the agreements considered material to the Company and should be read together with the full text of such agreements.

•	On September 25, 2013, the Company and its wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. entered into the Amendment with Deutsche Bank, Hanover and Crede which, upon court approval on October 9, 2013 removed approximately $30 million of debt from the Company’s consolidated balance sheet. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt".

•	On November 3, 2013, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Crede for an aggregate investment of $10,000 into the company through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions. See "Item 18 Financial Statements — Note 16 Shareholders’ Equity".

•	On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants, following the execution of a Placement Agent agreement with DJS on May 21, 2014. The securities sold were 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 184 Series C Warrants, exercisable for five years at an initial price of $1.42 per share. Each share of Series D Preferred Stock sold has a stated value of $100 and is initially convertible into 92 shares of common stock at the initial conversion price of $1.09. As a result, the Company received proceeds of $24,070, net of fees amounting to $930. See "Item 18 Financial Statements — Note 16 Shareholders’ Equity".

•	The Company and certain of its subsidiaries entered into an agreement with Credit Suisse, on May 28, 2014, whereby the Company agreed to pay to Credit Suisse approximately $22,636 from the offering proceeds (see above) to eliminate all of its debt obligations owed to Credit Suisse, amounting to $37,636 as of that date, and be discharged and released from any and all payment obligations (actual and contingent) owed and payable by the Company in respect of all amounts of principal, interest thereon, fees, costs and expenses under the credit Facility Agreement and Master Swap Agreement, both dated December 24, 2007 (as amended and/or supplemented and/or restated from time to time). Under the terms of this agreement Credit Suisse undertook, upon receipt of such payment, to cancel all the remaining debt of $15,000 owed by the Company and to release (i) any and all liens it has on the assets of the Company and (ii) all corporate guarantees received from the Company’s subsidiaries. On May 30, 2014, the Company paid the amount of $22,636 to Credit Suisse, as per the agreement above and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to its vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt".

•	On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which granted the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. In addition, the terms of the charter afforded a number of purchase options during its course. An amount of $3,750 was deposited by the Company as security for the fulfillment of the terms of the charter. The Company has recorded the transaction as a “capital lease” due to the fact that the present value of the minimum lease payments exceeded 90% of the fair market value of the vessel. See "Item 18 Financial Statements — Note 7 Capital Lease".

D.	Exchange Controls.

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

Since the 2007 tax year, we have claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test. For 2014 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. While we expect to satisfy the Publicly-Traded Test for such years, there can be no assurance in this regard. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during the tax year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of issued and outstanding stock, is “primarily traded” on the NASDAQ Capital Market.

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

In the event the Closely-Held Test is triggered, the regulations provide that the Closely-Held Test will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by those of our 5% Shareholders that are considered to be “qualified shareholders” (within the meaning of the regulations) to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Test. Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests set out under the regulations applicable to 5% Shareholders and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders. Further, the regulations require, and we must certify, that no person in the chain of qualified ownership of shares relied on by us to qualify for exemption holds those shares in bearer form.

As of the date of this Registration Statement there are no 5% shareholders who, collectively, own 50% of more of our stock and we do not expect to have any such shareholders in the foreseeable future. Accordingly, as long we comply with substantiation, reporting and other requirements, we should not be prevented by the Closely-Held Test from meeting the Publicly-Traded test. However, the ability to avoid application of the Closely-Held Test is outside our control, and, as a result, there can be no assurance regarding whether we will satisfy the Publicly-Traded Test for any year. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.

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

To the extent the benefits of the Section 883 exemption are unavailable, and our USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States.

We do not have a fixed place of business in the United States, and we do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a “U.S. Individual Holder,” will generally be treated as “qualified dividend income” that is taxable to such a U.S. Individual Holder at preferential tax rates provided that (1) we are not a passive foreign investment company for the tax year during which the dividend is paid or the immediately preceding tax year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Capital Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions treated as dividends paid by us that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Dividends paid by us to a U.S. Individual Holder are subject to the Net Investment Income Tax (generally, a tax of 3.8% on dividends, interest, and other investment income) provided that the U.S. Individual Holder’s “modified adjusted income” exceeds a designated threshold. Each U.S. Individual Holder should consult his or her own tax advisor to determine the applicability of the Net Investment Income Tax.

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

Based on the rules governing PFICs and our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any tax year. Under IRS regulations the rental income that we derive from our shipping operations is not passive income if we regularly and directly perform active and substantial marketing, remarketing, management and operational functions with respect to the leasing of our vessels, which we do. Under a safe harbor rule contained in IRS regulations (applicable, among other circumstances, to vessels that are located outside the United States for more than 50% of the time during any taxable year, as our vessels are), the rental income we derive from our shipping operations is not passive income as long as our “active leasing expenses” (as defined in the regulations) equal or exceed 10% of our “adjusted leasing profit” (also as defined in the regulations). We believe that we met this safe harbor test during 2013 and we have no reason to believe that we will not meet it in future years. Accordingly, under the current IRS rules defining passive income, as applied to the conduct of our business, we do not believe that we are or will become a PFIC.

Nonetheless, the law governing the characterization of the income of companies like us is somewhat unsettled: for example, in a 2009 decision involving the deductibility of commissions (but not involving the PFIC rules), a U.S. appeals court held that the right of a customer to direct the destination and itinerary of a voyage that was otherwise under the operational control of the vessel’s owner required that the charter income earned by the owner be characterized as rental income rather than income from the provision of services (a position which the Internal Revenue Service does not agree with). We believe that, whether or not this decision is correct, subsequent developments in the law specifically applicable to PFICs renders it irrelevant in determining our status as a PFIC. However, to date no court has held that this decision is irrelevant to determining the character of income for purposes of the PFIC rules.

We therefore expect to conduct our affairs in a manner that, under IRS regulations, prevents us from being classified as a PFIC with respect to any tax year. It should be noted, however, that such classification depends on the facts as they exist in each year and we cannot assure you that the nature of our operations will not change in the future in a manner that would result in our being classified as a PFIC. Accordingly, we describe below the tax consequences to a U.S. Holder of our being classified as a PFIC.

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

If a U.S. Holder, at the close of its tax year, owns shares in a PFIC that are treated as “marketable stock,” the U.S. Holder may make a mark-to-market election with respect to such shares for such tax year. If the U.S. Holder makes a valid mark-to-market election for the first tax year of the U.S. Holder in which the U.S. Holder owns (or is deemed to hold) common stock in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common stock. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its common stock at the end of its tax year over the adjusted basis in its common stock. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common stock over the fair market value of its common stock at the end of its tax year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common stock will be treated as ordinary income. The mark-to-market election is available only if our common stock is treated as marketable stock. If our common stock is listed on the NASDAQ Capital Market and is regularly traded on such market in accordance with applicable Treasury Regulations, our common stock will be treated as “marketable stock” for this purpose. U.S. Holders are advised to consult with their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common stock under their particular circumstances.

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

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2014 fiscal year by approximately $113 based upon our debt level during the period in 2014 during which we had debt outstanding.

The following table sets forth for a period of five years the sensitivity of the only loan on M/V Free Neptune outstanding as of December 31, 2014 in U.S. dollars to a 100-basis-point increase in LIBOR.

Vessel Name	2015	2016	2017	2018	2019
Free Neptune	$113	$79	$-	$-	$-

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt” for a full description of the loan.

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

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2014, 2013 and 2012, approximately 18%, 53% and 29%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2014 by approximately $172 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2014.

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

Charter Market Risk

Our revenues, earnings and profitability are affected by the prevailing charter market rates. During 2014, the BDI remained volatile. In 2014, the BDI reached a high of 2,113 and a low of 723. Furthermore, charter rates have been particularly volatile during the first three months of 2015. In the first quarter of 2015, the BDI reached a high of 771 and a low of 509. Such chartering market volatility is expected to adversely impact our financial performance for the relevant quarter including its net income and cash flow.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Please see “Item 5. Operating and Financial Review and Prospects - Recent Developments” and “- Long-Term Debt” for a full description of loan defaults.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Except as described elsewhere in this document, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in 2014 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2014. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable United States securities regulatory requirements. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s chief executive and chief financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on that evaluation under this framework, our management concluded that as of December 31, 2014, our internal control over financial reporting was effective.

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

Changes to Internal Controls and Procedures for Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services.

Independent Public Accountants Fees

The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2014	2013
Audit fees (1)	$150	$135
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$150	$135

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2014 and 2013, as well as fees for services related to the Company’s additional filings relating to possible capital raises.

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

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended December 31, 2014.

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements

See Financial Statements attached hereto as pages F-1 to F-36.

Item 19.	Exhibits

ITEM 19.	EXHIBITS

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-5 for the year ended December 31, 2010 and incorporated herein by reference

1.6	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 12, 2013	Exhibit 3.01 to Registrant’s Form 6-K filed on February 14, 2013 and incorporated herein by reference

1.7	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on November 26, 2013	Exhibit 3.01 to Registrant’s Form 6-K, as filed on December 2, 2013 and incorporated herein by reference.

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

4.2	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.3	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Exhibit 4.12 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.4	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.5	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.6	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.7	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.8	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.9	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.10	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.11	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.12	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.13	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.14	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.15	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.16	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.17	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.64 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.18	Restated Facility Agreement dated December 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.19	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.20	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant's Form 6-K, as filed on April 17, 2013 and incorporated herein by reference.

4.21	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated April 17, 2013	Exhibit 99.2 to Registrant's Form 6-K, as filed on April 17, 2013 and incorporated herein by reference.

4.22	Investment Agreement dated May 29, 2013 by and between the Company and Dutchess Opportunity Fund, II, LP	Exhibit 99.1 to Registrant's Form 6-K, as filed on May 30, 2013 and incorporated herein by reference.

4.23	Registration Rights Agreement dated May 29, 2013 by and between the Company and Dutchess Opportunity Fund, II, LP	Exhibit 99.2 to Registrant's Form 6-K, as filed on May 30, 2013 and incorporated herein by reference.

4.24	Stipulation of Settlement between the Company and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant's Form 6-K, as filed on June 26, 2013 and incorporated herein by reference.

4.25	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated June 25, 2013	Exhibit 99.2 to Registrant's Form 6-K, as filed on June 26, 2013 and incorporated herein by reference.

4.26	Form of Debt Purchase and Settlement Agreement, dated as of July 5, 2013 by and among FreeSeas Inc., Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., Deutsche Bank Nederland N.V. and Hanover Holdings I., LLC	Exhibit 99.1 to Registrant's Form 6-K, as filed on July 10, 2013 and incorporated herein by reference.

4.27	Assignment and Amendment Agreement, dated as of September 25, 2013, by and among FreeSeas Inc., Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., Deutsche Bank Nederland N.V., Crede CG III, Ltd. and Hanover Holdings I, LLC	Exhibit 99.1 to Registrant's Form 6-K, as filed on September 26, 2013 and incorporated herein by reference.

4.28	Exchange Agreement, dated September 26, 2013, by and between the Company and Crede	Exhibit 99.1 to Registrant's Form 6-K, as filed on October 1, 2013 and incorporated herein by reference.

4.29	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated October 9, 2013	Exhibit 99.2 to Registrant's Form 6-K, as filed on October 10, 2013 and incorporated herein by reference.

4.30	Securities Purchase Agreement, dated November 3, 2013, by and between the Company and Crede	Exhibit 99.1 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.31	Form of Certificate of Designation, Rights and Preferences of the Series B Convertible Preferred Stock	Exhibit 99.2 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.32	Form of Certificate of Designation, Rights and Preferences of the Series C Convertible Preferred Stock	Exhibit 99.3 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.33	Form of Series A Warrant	Exhibit 99.4 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.34	Form of Series B Warrant	Exhibit 99.5 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.35	Form of Registration Rights Agreement, by and between the Company and Crede	Exhibit 99.6 to Registrant's Form 6-K, as filed on November 4, 2013 and incorporated herein by reference.

4.36	Form of Series C Warrant	Exhibit 4.03 to Amendment No. 1 to Registrant’s Form F-1 (File. No. 333-195166), filed on May 1, 2014 and incorporated herein by reference.

4.37	Form of Placement Agent Agreement by and between the Company and Dawson James Securities, Inc.	Exhibit 10.78 to Amendment No. 3 to Registrant’s Form F-1 (File No. 333-195166), filed May 21, 2014 and incorporated herein by reference.

4.38	Deed of Release and Reassignment, dated as of May 30, 2014, by and among FreeSeas Inc., Free Bulkers S.A., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A. and Credit Suisse AG	Exhibit 10.80 to Registrant’s Form F-1 (File No. 333-197753), filed July 31, 2014 and incorporated herein by reference.

4.39	Waiver of Debt, dated as of May 30, 2014, by Credit Suisse AG in favour of FreeSeas Inc., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A. and Free Bulkers S.A.	Exhibit 10.81 to Registrant’s Form F-1 (File No. 333-197753), filed July 31, 2014 and incorporated herein by reference.

4.40	Memorandum of Agreement, dated as of August 14, 2014, by and between Adventure Nine S.A. and Mirae Shipping (H.K.) Co Ltd.	Exhibit 10.82 to Registrant’s Form F-1 (File No. 333-199551), filed October 22, 2014 and incorporated herein by reference.

4.41	Memorandum of Agreement, dated as of September 11, 2014, by and between Adventure Eight S.A. and Jupiter Bulker AS	Exhibit 10.83 to Registrant’s Form F-1 (File No. 333-199551), filed October 22, 2014 and incorporated herein by reference.

4.42	Guarantee, dated as of September 11, 2014, by FreeSeas Inc. in favor or Jupiter Bulker AS	Exhibit 10.84 to Registrant’s Form F-1 (File No. 333-199551), filed October 22, 2014 and incorporated herein by reference.

4.43	Securities Purchase Agreement, dated January 5, 2015, by and between the Company and Himmil Investments Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on January 7, 2015 and incorporated herein by reference.

4.44	Form of Convertible Note, dated January 5, 2015, issued to Himmil Investments Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on January 7, 2015 and incorporated herein by reference.

4.45	Securities Purchase Agreement, dated February 5, 2015, by and between the Company and Himmil Investments Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on February 6, 2015 and incorporated herein by reference.

4.46	Form of Convertible Note, dated February 5, 2015, issued to Himmil Investments Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on February 6, 2015 and incorporated herein by reference.

4.47	Securities Purchase Agreement, dated March 5, 2015, by and between the Company and Glengrove Small Cap Value Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on March 10, 2015 and incorporated herein by reference.

4.48	Form of Convertible Note, dated March 5, 2015, issued to Glengrove Small Cap Value Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on March 10, 2015 and incorporated herein by reference.

4.49	Securities Purchase Agreement, dated April 16, 2015, by and between the Company and Alderbrook Ship Finance Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on April 22, 2015 and incorporated herein by reference.

4.50	Form of Convertible Note, dated April 16, 2015, issued to Alderbrook Ship Finance Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on April 22, 2015 and incorporated herein by reference.

8.1	Subsidiaries of the Registrant	Filed herewith

12.1	Section 302 Certification of Chief Executive Officer	Filed herewith

12.2	Section 302 Certification of Chief Financial Officer	Filed herewith

13.1	Section 906 Certification of Chief Executive Officer	Filed herewith

13.2	Section 906 Certification of Chief Financial Officer	Filed herewith

16.1	Letter from Sherb & Co., LLP to the SEC, dated as of April 19, 2013.	Exhibit 16.1 to Registrant's Form 20-F, as filed on April 19, 2013 and incorporated herein by reference.

101 INS	XBRL Instance Document	Submitted herewith

101 SCH	XBRL Taxonomy Extension Schema Document	Submitted herewith

101 CAL	XBRL Taxonomy Calculation Linkbase Document	Submitted herewith

101 LAB	XBRL Taxonomy Labels Linkbase Document	Submitted herewith

101 PRE	XBRL Taxonomy Presentation Linkbase Document	Submitted herewith

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document	Submitted herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

Dated: April 30, 2015	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

805 Third Avenue New York, NY 10022 212.838.5100 212.838.2676/ Fax www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FreeSeas Inc.

We have audited the accompanying consolidated balance sheets of FreeSeas Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreeSeas Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has failed to meet scheduled payment obligations under its loan facilities and has not complied with certain covenants included in its loan agreements. Furthermore, the vast majority of the Company’s assets are considered to be highly illiquid and if the Company were forced to liquidate, the amount realized by the Company could be substantially lower that the carrying value of these assets. Also, as more fully described in Note 2 (n), the Company has disclosed alternative methods of testing the carrying value of its vessels for purposes of testing for impairment during the year ended December 31, 2014. These conditions among others raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 3. The 2014 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

New York, NY

April 28, 2015

New York, NY Washington DC Mumbai, India San Francisco, CA Las Vegas, NV Houston, TX Kansas City, KS Beijing, China Athens, Greece

Member: ANTEA International with affiliated offices worldwide

FREESEAS INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Notes	December 31, 2014	December 31, 2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$45	$7,581
Trade receivables, net of provision of $3,263 and $2,227 for 2014 and 2013, respectively.		594	1,318
Insurance claims	12	-	186
Due from related party	4	433	1,167
Inventories		166	32
Deferred charges — current portion	8	16	1,210
Prepayments and other		689	839
Vessel held for sale	6	—	3,465
Total current assets		1,943	15,798

Vessels, net	5	50,484	71,834
Leased vessel, net	5	11,826	—

Total non-current assets		62,310	71,834

Total assets		$64,253	$87,632

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable		$8,444	$9,906
Convertible notes, net	10	166	115
Accrued liabilities		4,588	4,931
Unearned revenue		52	—
Derivative financial instruments — current portion	9	—	200
Lease – current portion	7	1,944	—
Bank loans — current portion	11	17,598	59,687
Total current liabilities		32,792	74,839

LONG - TERM LIABILITIES:
Lease – net of current portion	7	6,457	—

Total long - term liabilities		6,457	—

Total liabilities		39,249	74,839
Commitments and Contingencies	12	—	—

SHAREHOLDERS’ EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized, Series C Convertible Preferred Stock, $0.001 par value, 85,000 shares designated, none and 56,000 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively. Series D Convertible Preferred Stock, $0.001 par value, 250,000 shares designated, 8,160 and none issued and outstanding at December 31, 2014 and December 31, 2013, respectively.	14,16	—	—
Common stock, $0.001 par value; 750,000,000 shares authorized, 115,470,692 and 22,753,868 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively.	14,16	115	23
Additional paid-in capital		209,816	185,009
Accumulated deficit		(184,927)	(172,239)

Total shareholders’ equity		25,004	12,793

Total liabilities and shareholders’ equity		$64,253	$87,632

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Years Ended December 31,
	2014	2013	2012
OPERATING REVENUES	$3,773	$6,074	$14,260

OPERATING EXPENSES:
Voyage expenses	(829)	(2,669)	(2,835)
Commissions	(274)	(517)	(874)
Vessel operating expenses	(16,131)	(10,865)	(10,868)
Depreciation expense (Note 5)	(5,320)	(5,728)	(5,729)
Amortization of deferred charges (Note 8)	—	(199)	(988)
Management and other fees to a related party (Note 4)	(1,605)	(1,490)	(2,404)
General and administrative expenses	(4,104)	(3,904)	(4,443)
Provision and write-offs of insurance claims and bad debts	(872)	(1,215)	(1,675)
Loss on sale of vessels (Note 5)	(1,098)	—	—
Vessels impairment charge (Notes 5 & 6)	—	(27,455)	(12,480)

Loss from operations	(26,460)	(47,968)	(28,036)

OTHER INCOME (EXPENSE):
Interest and finance costs	(2,342)	(2,381)	(2,583)
Loss on derivative instruments (Note 9)	(21)	(40)	(85)
Loss on settlement of liability through stock issuance (Note 16)	—	(3,914)	—
Gain on settlement of payable	—	1,149	—
Other income/ (expense) (Note 16)	78	(5,184)	(50)
Gain on debt extinguishment	16,057	9,633	—
Loss on debt extinguishment	—	—	(134)

Other income (expense)	13,772	(737)	(2,852)

Net loss	$(12,688)	$(48,705)	$(30,888)

Basic loss per share	$(0.25)	$(7.46)	$(184.48)
Diluted loss per share	$(0.25)	$(7.46)	$(184.48)
Basic weighted average number of shares	49,988,956	6,527,240	167,435
Diluted weighted average number of shares	49,988,956	6,527,240	167,435

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands of United States Dollars, except for share data)

	Preferred	Preferred	Common	Common	Additional		Total
	Shares	Shares	Shares	Shares	Paid-in	Accumulated	Shareholders’
	(Notes 1,13 & 16)	$	(Notes 1,13 & 15 & 16)	$	Capital	deficit	Equity

Balance December 31, 2011		$	129,512	$-	$127,765	$(92,646)	$35,119
Net loss	—	—	—	—		(30,888)	(30,888)
Stock compensation expense	—	—	—	—	1,159	—	1,159
Exercise of warrants	—	—	143,054	—	2,413		2,413
Balance December 31, 2012	—	—	272,566	—	131,337	(123,534)	7,803
Net loss	—	—	—	—	—	(48,705)	(48,705)
Stock compensation expense	—	—	—	—	42	—	42
Stock issued pursuant to debt extinguishment (Exchange Agreement, (Note 16)	—	—	8,741,761	9	20,567	—	20,576
Stock issued to Manager	—	—	1,162,694	1	2,836	—	2,837
Stock issued for cancellation of covenant	—	—	400,000	—	1,180	—	1,180
Stock issued for settlement of liability	—	—	7,302,866	8	13,591	—	13,599
Stock issued to Company’s officers, directors and employees	—	—	1,712,163	2	3,781	—	3,783
Stock issued for convertible notes	—	—	395,844	—	375	—	375
Beneficial conversion feature	—	—	—	—	262	—	262
Preferred stock issued for cash	100,000	—		—	10,000	—	10,000
Preferred stock converted into common stock	(44,000)	—	2,200,000	2	(2)	—	—
Stock issued through equity lines	—	—	565,974	1	1,040	—	1,041
Balance December 31, 2013	56,000	—	22,753,868	23	185,009	(172,239)	12,793
Net loss	—	—	—	—	—	(12,688)	(12,688)
Stock compensation expense	—	—	11,000,000	11	627	—	637
Cashless warrants exercised	—	—	56,608,510	56	(56)	—	—
Beneficial conversion feature	—	—	—	—	164	—	164
Common stock issued for convertible notes	—	—	121,176	—	128	—	128
Series D Preferred stock issued for cash	250,000	—	—	—	23,969	—	23,969
Series D Preferred stock converted into common stock	(241,840)	—	22,187,138	22	(22)	—	—
Series C Preferred stock converted into common stock	(56,000)	—	2,800,000	3	(3)	—	—
Balance December 31, 2014	8,160	$—	115,470,692	$115	$209,816	$(184,927)	$25,004

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States Dollars)

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Cash Flows from Operating Activities:
Net loss	$(12,688)	$(48,705)	$(30,888)
Adjustments to reconcile net loss to net used in operating activities
Depreciation expense (Note 5)	5,320	5,728	5,729
Loss on sale of vessel	1,098	—	—
Amortization of debt discount	40	249	—
Gain on debt extinguishment principal (Note 11)	(15,000)	(9,633)	—
Gain on debt extinguishment – accrued interest	(449)	—	—
Gain on debt extinguishment – accrued fees	(1,409)	—	—
Loss on debt extinguishment – deferred finance costs (Note 8)	801	—	—
Gain on settlement of payable	—	(1,149)	—
Common stock issued to Manager (Note 16)	—	2,836	1,037
Common stock issued for cancellation of covenant (Note 16)	—	1,180	—
Common stock issued to Company’s officers, directors and employees (Note 16)	—	3,783	—
Loss on settlement of liability through stock issuance (Note 16)	—	3,914	—
Amortization of deferred financing fees (Note 8)	226	904	555
Amortization of deferred dry-docking and special survey costs (Note 8)	167	199	988
Provision and write-offs of insurance claims and bad debts	—	—	1,675
Stock-based compensation charge (Note 15)	638	42	122
Write off of deferred financing fees (Note 8)	—	939	191
Change in fair value of derivatives (Note 9)	(200)	(246)	(314)
Vessel impairment loss (Notes 5 and 6)	—	27,455	12,480

Changes in:
-Trade receivables	724	(88)	419
-Insurance claims	186	90	351
-Due from related party	734	(821)	217
-Inventories	(134)	489	82
-Prepayments and other	150	(450)	111
-Accounts payable	(1,362)	7,657	5,849
-Accrued liabilities	1,515	2,112	937
-Unearned revenue	52	(204)	(12)
-Due to related party	—	(94)	2,050
-Dry-docking and special survey costs paid (Note 8)	—	(167)	—
(Increase) – decrease of deferred charges (Note 8)	—	—	(3,303)
Dry-docking and special survey costs for vessels held for sale (Note 8)	—	—	(301)

Net Cash used in Operating Activities	(19,593)	(3,978)	(2,025)

Cash flows from Financing Activities:
Increase in restricted cash	—	—	1,125
Proceeds from convertible notes (Note 10)	304	489	250
Repayment of bank loans	(27,089)	—	—
Issuance of convertible preferred stock for cash, net (Note 16)	23,970	10,000	(40)
Proceeds from sale of common stock (Note 16)	—	1,041	388
Proceeds from sale of vessels	14,872	—	—

Net Cash provided by Financing Activities	12,057	11,530	1,723)

Net increase (decrease) in cash and cash equivalents	(7,536)	7,552	(302)
Cash and cash equivalents, beginning of year	7,581	29	331

Cash and cash equivalents, end of year	$45	$7,581	$29

Supplemental Cash Flow Information:
Cash paid for interest	$960	$124	$1,089
Cash paid for taxes	$—	$—	$—
Non-Cash Operating Activities:
Shares issued to settle fees owed to the Manager (Note 4)	$—	$2,559	$2,040
Notes converted to common stock (Notes 10)	$129	$375	$—
Common stock issued for current debt extinguishment	$—	$20,575	$—
Common stock issued for repayment of payables	$—	$13,599	$—
Beneficial Conversion feature	$164	$262	$—
Bareboat Charter Lease	$12,250	$—	$—
Security deposit for charter terms	$3,750	$—	$—

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

We have contracted the management of our fleet to entities controlled (our Managers) by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space (see Note 4).

Effective December 2, 2013, the Company effectuated a five-to-one reverse stock split on its issued and outstanding common stock (Note 14). All share and per share amounts disclosed in the financial statements give effect to this reverse stock split retroactively, for all periods presented.

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. In addition, the terms of the charter afford a number of purchase options during its course. An amount of $3,750 was deposited by the Company as security for the fulfillment of the terms of the charter (see Note 7).

On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with the National Bank of Greece (NBG), which had a mortgage on the vessel (Note 11).

During the year ended December 31, 2014, the Company owned four Handysize dry bulk carriers and operated four Handysize and one Handymax dry bulk carriers. As of December 31, 2014, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract Termination	Date of Initiation of Bareboat Charter

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A	N/A

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A	N/A

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A	N/A

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A	N/A	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A	N/A	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	02/18/14	N/A	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	09/16/14	N/A	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	09/24/14	N/A	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A	N/A

Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A	N/A

Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A	N/A

Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12	N/A

Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12	N/A

Nemorino Shipping S.A.	100%	Nemorino	Handymax	47,777	2002	N/A	N/A	N/A	09/16/14

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

2.	Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or “U.S. GAAP”) and include in each of the three years in the period ended December 31, 2014 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2014 and 2013, no such interest existed.

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

c) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. For the year ended December 31, 2014, two charterers individually accounted for more than 10% of the Company’s voyage revenues, two charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2013, and one charterer individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2012 as follows:

Charterer	2014	2013	2012
A	39%	32%	22%
B	34%	12%	Less than 10%

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and ten year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that no impairment existed as of December 31, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $11,179. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $17,982 (using the most recent five year historical average rates) and $27,077 (using the most recent three year or one year historical average rates).

o) Accounting for Special Survey and Dry-docking Costs: Effective as of January 1, 2014, the Company changed the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred were deferred and amortized over periods of five and two and a half years, respectively. The Company now follows the direct expense method of accounting for special survey and dry-docking costs whereby costs are expensed in the period incurred for the vessels.

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

r) Interest Rate Swaps: The Company used interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements, designated as “economic hedges” were recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria were met. During the years ended December 31, 2012, 2013 and 2014, there was no derivative transaction meeting such hedge accounting criteria; therefore the change in their fair value was recognized in earnings.

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

cc) Recent Accounting Pronouncements:

In February 2015, the FASB issued new guidance to improve consolidation guidance for legal entities (Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis), effective for fiscal years beginning after December 15, 2015 and interim periods within those years and early adoption is permitted. The new standard is intended to improve targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendments in the ASU affect the consolidation evaluation for reporting organizations. In addition, the amendments in this ASU simplify and improve current GAAP by reducing the number of consolidation models. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01 "Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items". The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

In August 2014, the FASB issued ASU No. 2014-15 "Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. The new accounting guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

In June 2014, the FASB issued Accounting Standards Update 2014-12, “Accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period,” (“ASU 2014-12”) which requires performance-based awards with a performance target that affects vesting and that could be achieved after an employee completes the requisite service period to be accounted for as a performance condition. If performance targets are clearly defined and it is probable that the performance condition will be achieved, stock-based expense should be recognized over the remaining requisite service period. This guidance will be effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2015. Early adoption is permitted. The Company is in the process of evaluating the provisions of the ASU and assessing the potential effect on the Company’s consolidated financial position or results of operations.

In June 2014, the FASB issued new guidance on transfers and servicing ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosure), effective prospectively for fiscal years beginning after December 15, 2014 and interim periods within those years. The new guidance requires that repurchase-to-maturity transactions and repurchase financing arrangements be accounted for as secured borrowings and provides for enhanced disclosures, including the nature of collateral pledged and the time to maturity. Certain interim period disclosures for repurchase agreements and securities lending transactions are not required until the second quarter of 2015. The adoption of this new guidance will not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), effective retrospectively for fiscal years beginning after December 15, 2016 and interim periods within those years. Early adoption of this standard is not permitted. The new guidance will supersede nearly all existing revenue recognition guidance under GAAP; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees. For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In April 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

3.	Going Concern

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over four years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $12,688, $48,705 and $30,888 during the years ended December 31, 2014, 2013 and 2012, respectively. The Company’s cash flow projections for 2015, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2014 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2014 and 2013, the Company had working capital deficits of $30,849 and $59,041, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 has been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. In December 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,896 constituting repayment installments and accrued interest due on December 16, 2014. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and on February 2, 2015, the Company received from NBG a new letter of default. The Company and NBG have entered into negotiations for a new settlement agreement, however no assurances can be made that an agreement can be reached on terms acceptable to the Company, if at all.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115.The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to the Bank and the Bank would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released. Following the closing on May 28, 2014 of the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants (see Note 16 below), the Company on May 30, 2014 paid the amount of $22,636 to Credit Suisse, and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to the vessels M/V Free Jupiter , M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels.

If the Company is not able to reach an agreement with the NBG, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG (Note 11) acceleration of such debt by its lender could result. Accordingly, as of December 31, 2014, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (Note 16), sale and lease back of certain vessels (Note 7), disposition of certain vessels in its current fleet (Note 5) and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2014, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, as current.

4.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the Managers (Free Bulkers S.A. and OpenSeas Maritime S.A., respectively), pursuant to ship management agreements between each of the subsidiaries and the Managers.

Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays Free Bulkers and OpenSeas Maritime a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of Free Bulkers and OpenSeas Maritime. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Knight (Note 5) during the year ended December 31, 2014.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. In this respect, the Company paid Free Bulkers $122 relating to the sale of the M/V Free Jupiter (Notes 5 & 7) during the year ended December 31, 2014.The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. The vessel is managed by OpenSeas Maritime.

On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with the National Bank of Greece (NBG), which had a mortgage on the vessel (Note 11). In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Impala (Note 5) during the year ended December 31, 2014. During the year ended December 31, 2013, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with Free Bulkers amounting to $36 ,$104 and $174 for the year ended December 31, 2014, 2013 and 2012, respectively, included in “Commissions” in the accompanying consolidated statements of operations.

The Company also pays, as per its services agreement with Free Bulkers, a monthly fee of $136 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2014 would be approximately $71,627.

Fees and expenses charged by the Managers are included in the accompanying consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel” and “Vessel impairment loss”. The total amounts charged for the year ended December 31, 2014, 2013 and 2012 amounted to $3,528 ($1,605 of management fees, $1,650 of services fees, $265 of superintendent fees and $8 for other expenses), $3,133 ($1,490 of management fees, $1,499 of services fees, $131 of superintendent fees and $13 for other expenses) and $4,560 ($2,404 of management fees, $1,985 of services fees, $134 of superintendent fees and $37 for other expenses), respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $474 recognized as stock-based compensation expense for the issuance of 67,754 shares of the Company’s common stock to Free Bulkers in payment of $271 in unpaid fees due to Free Bulkers for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $954 recognized as gain for the issuance of 991,658 shares of the Company’s common stock to Free Bulkers (Note 16) in payment of $2,168 in unpaid fees due to Free Bulkers for the months of February, March, April, May, June, July, August and September 2013 and the issuance of 34,326 shares of the Company’s common stock to the non-executive members of its Board of Directors (Note 16), in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

The balance due from the Manager as of December 31, 2014 and December 31, 2013 was $433 and $1,167 respectively. The amount paid to the Manager for office space during the year ended December 31, 2014, 2013 and 2012 was $148, $147 and $143, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

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

Other Related Parties

The Company, through the Managers uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2014, 2013 and 2012, such ship-brokering firm charged the Company commissions of $6, $19 and $43, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2011	$103,137	$(21,718)	$81,419
Depreciation	—	(5,729)	(5,729)
December 31, 2012	$103,137	$(27,447)	$75,690
Depreciation	—	(5,727)	(5,727)
Reclassified to vessel held for sale	(3,466)	—	(3,466)
Vessel impairment charge	(23,978)	—	(23,978)
Reclassified to vessels, net	29,315	—	29,315
December 31, 2013	$105,008	$(33,174)	$71,834
Depreciation	—	(4,896)	(4,896)
Disposal of vessels	(29,180)	12,726	(16,454)
Leased vessel	12,250	(424)	11,826
December 31, 2014	$88,078	$(25,768)	$62,310

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Vessels disposed during the year ended December 31, 2014.

On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. The Company recognized an impairment charge of $23,978 in the consolidated statement of operations for the year ended December 31, 2013. On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. From the sale proceeds $3,300 was paid to NBG reducing the outstanding balance of the NBG loan facility (Note 11)

As of December 31, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that no impairment existed as of December 31, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $11,179. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $17,982 (using the most recent five year historical average rates) and $27,077 (using the most recent three year or one year historical average rates).

6.	Vessels held for sale

Net Book Value
December 31, 2011	$45,272
Vessel impairment charge	(12,480)
December 31, 2012	$32,792
Vessel impairment charge	(3,477)
Reclassified to vessels, net	(29,315)
Reclassified to vessel held for sale	3,465
December 31, 2013	$3,465
Vessel Sold	(3,465)
December 31, 2014	$-

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

No vessels were classified as assets held for sale during the year ended December 31, 2014.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

7. Capital Lease

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5.325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. In addition, the terms of the charter afford a number of purchase options during its course. An amount of $3,750 was deposited by the Company as security for the fulfillment of the terms of the charter.

The Company has recorded the transaction as a “capital lease” due to the fact that the present value of the minimum lease payments exceeds 90% of the fair market value of the vessel.

The following table summarizes our bareboat charter obligations p.a.:

Year	Lease Payment p.a.	Capital Lease Reduction	Interest Expense
0		(12,250)
		Principal	Interest
1	1,943	1,214	729
2	1,943	1,214	729
3	1,943	1,214	729
4	1,943	1,214	729
5	1,943	1,214	729
6	1,943	1,214	729
7	1,943	1,214	729
Total	13,601	8,498	5,103

8.	Deferred Charges

	Dry Docking Costs– Non Current	Special Survey Costs – Non Current	Financing Costs- Current	Total
December 31, 2011	$531	$355	$330	$1,216
Additions	—	—	3,303	3,303
Write-offs	—	—	(191)	(191)
Vessels held for sale	112	189	—	301
Amortization	(628)	(360)	(555)	(1,543)
December 31, 2012	$15	$184	$2,887	$3,086
Additions	167	—	—	167
Write-offs	—	—	(939)	(939)
Vessels held for sale	—	—	—	—
Amortization	(16)	(184)	(904)	(1,104)
December 31, 2013	$166	$—	$1,044	$1,210
Additions	—	—	—	—
Write-offs	(166)	—	(801)	(967)
Amortization	-	-	(226)	(226)
December 31, 2014	$-	$-	$16	$16

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2014, the unamortized deferred amendment and restructuring fee of $801 related to the Credit Suisse loan facility, was written off, as a result of the Company’s Settlement Agreement with Credit Suisse and the relative Waiver of Debt and Deed of Release and Reassignment in May 2014.

As of December 31, 2013, the unamortized deferred amendment and restructuring fees of $939 related to the Deutsche Bank loan facilities, were expensed, since Deutsche Bank, in accordance with the Settlement Agreement, forgave the outstanding indebtedness and overdue interest owed by the Company of approximately $30 million in total and released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Knight and the M/V Free Maverick. The net balance of $166 was fully expensed as of December 31, 2014.

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

Unamortized deferred financing fees of $191 related to the Credit Suisse and Deutsche Bank loan facilities, were written off due to the amended and restated facilities the Company entered with Credit Suisse and Deutsche Bank Nederland, on May 31, 2012 and September 7, 2012, respectively.

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

The Company was party of two interest rate swap agreements which were fully unwound on February 3, 2014. The change in fair value on the Company’s two interest rate swaps for the year ended December 31, 2013 resulted in unrealized gains of $246. The settlements on the interest rate swaps for the year ended December 31, 2013 resulted in realized losses of $286. The total of the change in fair value and settlements for the year ended December 31, 2014 and 2013 aggregate to losses of $21 and $40, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Operations.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	$—	$—	$—	$200

	Derivative financial instruments - net of current portion	—	—	—	—

	Total derivatives	$—	$—	$—	$200

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Effect of Derivative Instruments on the Statement of Operations for the Years Ended December 31, 2014, 2013 and 2012

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Loss Recognized on Derivative Location	2014	2013	2012
Interest rate swaps	Loss on derivative instruments	$21	$40	$85

Total		$21	$40	$85

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

•	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

•	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2014	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$—	$—	$—	$—

Total	$—	$—	$—	$—

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Non -Recurring measurements:	2013	(Level 1)	(Level 2)	(Level 3)
Vessel held for sale	$3,466	$—	$3,465	$—

Total	$3,466	$—	$3,465	$—

Non -Recurring measurements:	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Vessel held for sale	$—	$—	$—	$—

Total	$—	$—	$—	$—

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

As of December 31, 2014 all the Company’s vessels were classified as “held and used”.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

10.	Convertible Notes Payable

In January, April, May and July 2013, the Company entered into agreements with Asher Enterprises, Inc. (“Asher”) to four 8% interest bearing convertible notes for $489 due in nine months (“The 8% Convertible Notes”). One hundred eighty days following the date of these notes, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate. In connection with these notes, the Company recorded a $263 discount on debt, related to the beneficial conversion feature of the notes to be amortized over the life of the notes or until the notes were converted or repaid. On August 2, 2013, the Company issued 232,948 shares of common stock to Asher upon conversion of the $153.5 convertible promissory note dated January 31, 2013. On October 10, 2013, the Company issued 53,618 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated April 8, 2013. On November 18, 2013, the Company issued 109,279 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest. On February 6, 2014, the Company issued 67,476 shares of common stock to Asher upon conversion of $75 principal of a convertible promissory note dated July 29, 2013 plus accrued interest. On February 7, 2014, the Company issued 53,700 shares of common stock to Asher upon conversion of the remaining principal of $53.5 convertible promissory note dated July 29, 2013 plus accrued interest. In February 2014, the Company issued 121,176 shares of common stock upon conversion of convertible debt amounting to $129 and accrued interest of $5. As of December 31, 2014, 100% of the balance of the convertible notes with Asher has been converted into common shares.

On November 14, 2014, Crede agreed to waive the restriction of the Company entering into various Variable Rate Transactions for one year from the second Closing Date and two years from the Closing Date under the Placement Agreement and the Purchase Agreement, respectively, upon their approval for each new transaction (Note 16).

On November 17, 2014, the Company sold to KBM WORLDWIDE, Inc. (“KBM”) an 8% interest bearing convertible note for $304 due in nine months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate.

11.	Bank Loan – current portion

	December 31, 2013
Lender	Current Portion	Long- term portion	Total
Credit Suisse	$36,450	$-	$36,450
NBG	$23,237	$-	$23,237
Total	$59,687	$-	$59,687

As of December 31, 2014, the Company’s bank debt is as follows:

	NBG	Credit Suisse
December 31, 2013	$23,237	$36,450
Additions	$-	$-
Payments	$(5,639)	$(21,450)
Debt forgiveness	$-	$(15,000)
December 31, 2014	$17,598	$-

The remaining repayment terms of the loan outstanding as of December 31, 2014 is as follows:

Lender	Vessel	Remaining Repayment Terms

National Bank of Greece	M/V Free Neptune	Seven quarterly installments of $837.5 and a balloon payment of $11,735.5, payable together with the last installment due on December 16, 2016.

The vessel indicated in the above table is pledged as collateral for the respective loan.

The Company’s credit facility with NBG bears interest at LIBOR plus a margin of 4%, and is secured by mortgage on the financed vessel (M/V Free Neptune) and assignments of vessel’s earnings and insurance coverage proceeds. It also includes affirmative and negative financial covenants of the borrower, including maintenance of operating accounts, average cash balances to be maintained with the lending bank and minimum ratios for the fair value of the collateral vessel compared to the outstanding loan balance. The borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessel’s flag without the lender’s consent or distributing earnings.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The weighted average interest rate for the year ended December 31, 2014 and 2013 was 3% and 2.3%, respectively. Interest expense incurred under the above loan agreements amounted to $1,655, $1,946 and $2,415 for the years ended December 31, 2014, 2013 and 2012, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

Credit Suisse Facility

Following the term sheet on January 30, 2014, the Company and certain of its subsidiaries entered into an agreement with Credit Suisse, on May 28, 2014, whereby the Company agreed to pay to Credit Suisse approximately $22,636 from the offering proceeds (Note 16) to eliminate all of its debt obligations owed to Credit Suisse, amounting to $37,636 as of that date, and be discharged and released from any and all payment obligations (actual and contingent) owed and payable by the Company in respect of all amounts of principal, interest thereon, fees, costs and expenses under the credit Facility Agreement and Master Swap Agreement, both dated December 24, 2007 (as amended and/or supplemented and/or restated from time to time). Under the terms of this agreement Credit Suisse undertook, upon receipt of such payment, to cancel all the remaining debt of $15,000 owed by the Company and to release (i) any and all liens it has on the assets of the Company and (ii) all corporate guarantees received from the Company’s subsidiaries.

On May 30, 2014, the Company paid the amount of $22,636 to Credit Suisse, as per the agreement above and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to its vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels.

NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 has been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. In December 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,896 constituting repayment installments and accrued interest due on December 16, 2014. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and on February 2, 2015, the Company received from NBG a new letter of default. The Company and NBG have entered into negotiations for a new settlement agreement, however no assurances can be made that an agreement can be reached on terms acceptable to the Company, if at all.

Loan Covenants

As of December 31, 2013 and December 31, 2014, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at December 31, 2014.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

NBG (fka FBB) loan agreement:

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;
•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

12.	Commitments and Contingencies

The following table summarizes our contractually committed obligations and their maturity dates as of December 31, 2014:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)
Interest on variable-rate debt	480	480	—	—	—	—	—

Services fees to the Manager	6,540	1,635	1,635	1,635	1,635	—	—

Management fees to the Managers	12,407	1,138	1,138	1,138	1,138	1,138	6,717

Total obligations	$19,427	$3,253	$2,773	$2,773	$2,773	$1,138	$6,717

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking, the vessel was on time charter in laden condition. Since the release from the pirates, the vessel has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers’ repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims. At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found, the Company will explore its strategic alternatives with respect to this vessel.

Pursuant to a charterparty dated November 8, 2012, the Company chartered the M/V Free Neptune to Tramp Maritime Enterprises Ltd. (“TME”). TME failed to pay outstanding hire in the amount of US$356. On April 2, 2013, the Company commenced arbitration proceedings against TME under the charterparty. TME’s failure to honor its obligations under the charterparty has resulted in the M/V Free Neptune being arrested by bunker suppliers in respect of bunkers previously supplied to the vessel, which were due and payable by TME under both the charterparty terms and the bunkers supply terms. The Company denied liability for the claim and actively defended it. The arrest was lifted pursuant to an agreement between the bunker suppliers and the charterers of the vessel at the time of the arrest, under which, charterers made a part payment of the bunker suppliers claim. The bunker suppliers maintained their claim for the balance. The Company subsequently agreed with the charterers that it would repay such amount only in the event of a final and unappealable judgment on the merits against the Company.

The outstanding balance of the Company’s claims as of December 31, 2014 stands at $nil related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

13.	Loss per Share and Series A, B and C Warrants

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective December 2, 2013. The Company entered on November 3, 2013 into a securities purchase agreement, with Crede, for an aggregate investment of $10,000 through the private placement of Series B and C Convertible Preferred Stock and Series A and Series B Warrants (Note 16).  On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants (Note 16).

The computation of the dilutive common shares outstanding does not include 5,000,000 Series A Warrants, 990,813 Series B Warrants and 35,967,870 Series C Warrants outstanding as of December 31, 2014, as the average stock price during the year ended December 31, 2014 was less than their exercise price, thus resulting in an antidilutive effect.

On October 30, 2014, the Company agreed with Crede to extend the expiration date of the Series B Warrants for one year until November 5, 2015.

Presented below is a table reflecting the activity in the Series A Warrants, Series B Warrants and Series C Warrants from January 1, 2014 through December 31, 2014:

	Series A Warrants	Series B Warrants	Series C Warrants	Total	Exercise Price

01-January-14	5,000,000	2,500,000		7,500,000	$2.60 (Series A&B)
Series C warrants issued with $25,000 offering	—	—	46,000,000	46,000,000	$1.42 (Series C)
Cashless Warrants exercised	—	(1,509,187)	(10,032,130)	(11,541,317)
31-December-14	5,000,000	990,813	35,967,870	41,958,683

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2014, pursuant to the terms of the Series A, B & C warrants, the Company has issued to warrant holders 56,608,510 shares of common stock in the aggregate pursuant to the cashless exercise formula set forth therein.

The components of the denominator for the calculation of basic loss per share and diluted loss per share for the years ended December 31, 2014, 2013 and 2012, respectively, are as follows:

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Numerator
Net loss – basic and diluted	$(12,688)	$(48,705)	$(30,888)
Basic earnings per share denominator:
Weighted average common shares outstanding	49,988,956	6,527,240	167,435
Diluted earnings per share denominator:
Weighted average common shares outstanding	49,988,956	9,351,960	167,435
Dilutive common shares:
Options	—	—	—
Warrants	—	2,824,720	—
Restricted shares	—	—	—

Dilutive effect	—	2,824,720	—

Weighted average common shares – diluted	49,988,956	9,351,960	167,435

Basic loss per common share	$(0.25)	$(7.46)	$(184.48)
Diluted loss per common share	$(0.25)	$(5.21)	$(184.48)

14.	Reverse Stock Splits

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

15.	Equity Incentive Plan

On July 30, 2014, the Company’s Board of Directors approved the Company’s 2014 Equity Incentive Plan (the “2014 Plan”). Under the terms of the 2014 Plan, the Company may issue (1) stock options (incentive and nonstatutory), (2) restricted stock, (3) stock appreciation rights, or SARs, (4) restricted stock units, or RSUs, (5) other stock-based awards, and (6) cash-based awards. The 2014 Plan provides for the issuance of up to 5,000,000 shares of common stock. The Board determines the exercise price, vesting and expiration period of the grants under the 2014 Plan. However, the exercise price of an incentive stock option may not be less than 110% of fair value of the common stock at the date of the grant for a 10% or more shareholder and 100% of fair value for a grantee who is not a 10% shareholder. The fair value of the common stock is determined based on quoted market price or in absence of such quoted market price, by the Board in good faith. Additionally, the vesting period of the grants under the 2014 Plan may not be more than five years and expiration period not more than ten years. On November 5, 2014, the Company amended the 2014 Plan, which increases the authorized number of shares of common stock issuable thereunder from 5,000,000 to 15,000,000.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On November 10, 2014, the Company pursuant to the recommendation of the Company’s Compensation Committee and the Board of Directors’ approval, issued an aggregate of 10,600,000 shares of its common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions. In addition, the Company issued an aggregate of 400,000 shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014. Subject to the provisions of a restricted stock award granted to the holders by the Company pursuant to its Amended 2014 Plan, 1,100,000 shares of its common stock will vest on May 10, 2015, 2,975,000 shares of its common stock will vest on November 10, 2015 and 2,975,000 shares of its common stock will vest on November 10, 2016.

For the year ended December 31, 2014, the recognized stock based compensation expense in relation to the common shares granted is $638. The total unrecognized compensation cost of the non-vested restricted shares granted under the Plan is $1,138. The cost is expected to be recognized over a period of approximately 24 months.

16.	Shareholders’ Equity

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

On October 1, 2013 the Company, in partial consideration for Hanover’s cancellation of certain covenants of the Settlement Agreement , issued to Hanover 400,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013. Said registration was filed and effective on January 28, 2014. As a result of the issuance of common stock, the Company recognized for the year ended December 31, 2013 a loss of $1,180, which is included in “Other income/ (expense)” in the accompanying consolidated statements of operations.

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

On November 18, 2013, the Company issued 109,279 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest (Note 10).

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On January 8, 2014, the Company issued to Crede 1,300,000 shares of common stock upon conversion of the remaining 26,000 shares of Series C Preferred Stock.

On April 9, 2014, the Company filed a Registered Direct Public Offering with the SEC in the form of F-1, which was subsequently amended on May 1, 2014 (F-1/A1), May 19, 2014 (F-1/A2) and May 21, 2014 (F-1A/3), offering 250,000 units at a purchase price of $100 per unit, with each unit consisting of one share of our Series D Convertible Preferred Stock, at par value $0.001 per share, and Series C Warrants to purchase 200% of the shares of common stock underlying the Series D Preferred Stock, at an exercise price of 130% of the Series D Preferred Stock conversion price on the initial issuance date of the Series D Preferred Stock, rounded to the nearest cent. Each share of Series D Preferred Stock to be convertible into a number of shares of common stock equal to $100 divided by the conversion price in effect at the time of conversion. The initial conversion price of each share of Series D Preferred Stock is to be the lesser of (i) $1.09 (the closing bid price of our common stock on May 16, 2014) and (ii) the greater of (1) the closing bid price of our common stock on the date immediately prior to the closing of this offering (which was expected to be May 28, 2014) and (2) $0.981. At the initial conversion price of $1.09 each share of Series D Preferred Stock would be convertible into 92 shares of common stock (rounding up to the nearest whole share) and the warrants included in each unit would be exercisable for 184 shares of common stock at an initial exercise price of $1.42 per share. The Series D Preferred Stock and Series C Warrants are immediately convertible and exercisable, as applicable, subject to certain ownership limitations. The Series C Warrants will expire on the fifth anniversary of the issuance date thereof.

On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants, following the execution of a Placement Agent agreement with Dawson James Securities, Inc. (“DJS”) on May 21, 2014. The securities sold were 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 184 Series C Warrants, exercisable for five years at an initial price of $1.42 per share. Each share of Series D Preferred Stock sold has a stated value of $100 and is initially convertible into 92 shares of common stock at the initial conversion price of $1.09. As a result, the Company received proceeds of $24,070, net of fees amounting to $930.

On June 3, 2014, we issued an aggregate of 7,212,081 shares of common stock upon conversion of 78,612 shares of Series D Preferred Stock.

On June 18, 2014, we issued 2,800,000 shares of common stock to Crede upon conversion of 30,520 shares of Series D Preferred Stock.

On June 20, 2014, we issued an aggregate of 165,881 shares of common stock upon conversion of 1,808 shares of Series D Preferred Stock.

On June 30, 2014, we issued an aggregate of 9,176 shares of common stock upon conversion of 100 shares of Series D Preferred Stock.

On July 15, 2014, we received a letter from NASDAQ, notifying us that for the last 30 consecutive business days, the closing bid price of the Company’s common stock has been below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5550(a)(2). We have 180 calendar days, or until January 12, 2015, to regain compliance with Rule 5550(a)(2) (the "Compliance Period"). To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of 10 consecutive business days during the Compliance Period. The NASDAQ notification has no effect at this time on the listing of the Company's common stock on The NASDAQ Capital Market.

On July 16, 2014, we received a letter from NASDAQ indicating that we were not in compliance with the applicable $2.5 million stockholders’ equity requirement, as set forth in Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”). The letter indicated that we had 45 days, or until September 2, 2014, to submit a plan to regain compliance. If our plan is accepted, NASDAQ has the discretion to grant us up to 180 days from July 16, 2014 to regain compliance. If NASDAQ does not accept our plan, we would have the opportunity to appeal that decision to a hearings panel.

On August 13, 2014, we received a letter from NASDAQ indicating that we had achieved compliance with the Stockholders’ Equity Requirement for continued listing on The NASDAQ Capital Market and that the matter was closed.

On August 27, 2014, the Company issued to Crede 2,000,000 shares of common stock upon conversion of 21,800 shares of Series D Preferred Stock.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On September 11, 2014, the Company issued to Crede 2,000,000 shares of common stock upon conversion of 21,800 shares of Series D Preferred Stock.

On September 18, 2014, the Company issued to Crede 4,000,000 shares of common stock upon conversion of 43,600 shares of Series D Preferred Stock.

On October 6, 2014, the Company issued to Crede 4,000,000 shares of common stock upon conversion of 43,600 shares of Series D Preferred Stock.

8,160 shares of Series D Preferred Stock is outstanding as of December 31, 2014.

Common Stock Dividends

During the year ended December 31, 2014, 2013 and 2012, the Company did not declare or pay any dividends.

17.	Taxes

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2014 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2012, 2013 and 2014, the Company would be subject to U.S. federal income tax of approximately $25, $nil and $12, respectively, in the absence of an exemption under Section 883.

18.	Subsequent Events

On January 5, 2015, the Company sold to Himmil Investments Ltd., a non-U.S. investor, (“Himmil”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.452 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

The Company has issued in aggregate 12,826,497 shares of common stock to Himmil Investments Ltd. upon full conversion of this convertible promissory note, plus accrued interest.

On January 13, 2015, the Company received a letter from NASDAQ notifying that it has been provided an additional 180 calendar day period, or until July 13, 2015, to regain compliance with the minimum $1 bid price per share requirement. The Company’s eligibility for the additional period was based on meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this additional time period the closing bid price of the Company’s common stock is at least $1 per share for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by July 13, 2015, NASDAQ will provide written notification that the Company’s common stock will be delisted. At that time, the Company may appeal NASDAQ’s determination to a Hearings Panel (the “Panel”). If the Company appeals, it will be asked to provide a plan to regain compliance to the Panel.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On January 21, 2015, the Company sold to KBM WORLDWIDE, Inc. (“KBM”) an 8% interest bearing convertible note for $154 due in nine months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate.

On February 5, 2015, the Company sold to Himmil a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.62 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

As of the date of this filing, the Company has issued in aggregate 16,294,221 shares of common stock to Himmil. upon conversion of $446 of this convertible promissory note.

On February 5, 2015, Crede instructed the Company to transfer 588,049 Series B Warrants held by Crede to DJS. On the same date, DJS exercised Series B Warrants for 525,000 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 11,427,612 shares of common stock to Dawson James Securities Inc. in the aggregate pursuant to the cashless exercise formula set forth therein.

On February 10, 2015, the Company commenced discussions with the owners of the M/V Nemorino with regard to amending the bareboat charter dated September 11, 2014 to adapt to current charter market conditions in relation to which an agreement was reached.  However, on February 16, 2015, the Company received default notice referring to the bareboat charter on the basis that the charter hire of $149 due February 15, 2015 had not been paid. Similarly, on March 23, 2015, the Company received a second default notice referring to the above bareboat charter on the basis that the charter hire of $165 due March 15, 2015 had not been paid.  On April 3, 2015 and while discussions with the owners of the M/V Nemorino were taking place, the Company received notice of termination of the bareboat charter dated September 11, 2014 in respect of the M/V Nemorino, claiming past unpaid and future hire, and other unspecified costs. On April 28, 2015, the Company received written threat of litigation in connection thereof. The Company considers that the owners of the M/V Nemorino did not have the right to terminate the bareboat charter and that their conduct evidences an intention no longer to be bound by the bareboat charter terms, amounting to a serious breach, entitling the company to terminate and counter-claim damages, both of which the company did.

On February 11, 2015, the Company entered into a settlement agreement with Marine Plus S.A., a non-U.S. creditor, who agreed to accept 5,770,749 Company’s common shares as payment in full of unpaid invoices of the aggregate amount of $621.

On March 5, 2015, the Company sold to Glengrove Small Cap Value, Ltd., a non-U.S. investor (“Glengrove”), a $750 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.452 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of April 27, 2015, the Company has issued in aggregate 7,003,984 shares of common stock to Glengrove upon conversion of $162 of this convertible promissory note.

On March 10, 2015, DJS exercised Series B Warrants for 63,049 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 1,408,259 shares of common stock to Dawson James Securities Inc. in the aggregate pursuant to the cashless exercise formula set forth therein.

On March 12, 2015, Crede instructed the Company to transfer 300,000 Series B Warrants held by Crede to DJS. On the next date, DJS exercised Series B Warrants for 100,000 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 2,278,267 shares of common stock to Dawson James Securities Inc. in the aggregate pursuant to the cashless exercise formula set forth therein.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On March 18, 2015, DJS exercised Series B Warrants for 200,000 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 4,574,833 shares of common stock to Dawson James Securities Inc. in the aggregate pursuant to the cashless exercise formula set forth therein.

On March 20, 2015, Crede instructed the Company to transfer 325,000 Series A Warrants held by Crede to DJS. On March 23, 2015, DJS exercised Series A Warrants for 325,000 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 9,525,343 shares of common stock to Dawson James Securities Inc. in the aggregate pursuant to the cashless exercise formula set forth therein.

On March 27, 2015, the Company entered into settlement agreements with four vendors, non-U.S. creditors, who agreed to accept 2,910,740 Company’s common shares as payment in full of unpaid invoices of the aggregate amount of $262.

On April 10, 2015, Crede instructed the Company to transfer 165,813 Series A Warrants held by Crede to DJS. On April 13, 2015, DJS exercised Series A Warrants for 165,813 shares of common stock pursuant to the cashless exercise provisions thereof. The Company elected to issue, and has issued, 6,910,358 shares of common stock to Dawson James Securities Inc. in the aggregate pursuant to the cashless exercise formula set forth therein.

On April 16, 2015, the Company sold to Alderbrook Ship Finance Ltd., a non-U.S. investor, a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.24 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

