Form 20-F
period 2015-12-31
FREESEAS INC.
filed 2016-05-17
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class
Common Stock, par value $0.001 per share
Preferred Share Purchase Rights (attached to Common Stock)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 18,629 common shares, par value $0.001 per share, as of December 31, 2015.

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

Unless otherwise indicated:

●	All references to “$” and “dollars” in this annual report are to U.S. dollars;

●	Financial information presented in this annual report is derived from financial statements for the fiscal year ended December 31, 2015 appearing elsewhere in this annual report; and

●	All references to dollar amounts in this annual report are expressed in thousands of U.S. dollars.

All share-related and per share information in this annual report have been adjusted to give effect to the (i) one share for ten (10) share reverse stock split that was effective on February 14, 2013, (ii) the one share for five (5) share reverse stock split that was effective on December 2, 2013, (iii) the one share for seven and one-half share (7.5) reverse stock split that was effective on May 11, 2015, (iv) the one share for fifty (50) share reverse stock split that was effective on June 26, 2015, (v) the one share for sixty (60) share reverse stock split that was effective on January 15, 2016, and (vi) the one share for two hundred (200) share reverse stock split that was effective on April 14, 2016.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations and our performance. Our forward-looking statements include, but are not limited to, statements regarding us or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “forecasts,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

●	our future operating or financial results;

●	our financial condition and liquidity, including our ability to comply with our loan covenants, to repay our indebtedness and to continue as a going concern;

●	potential liability from future litigation and incidents involving our vessels, including seizures by pirates, and our expected recoveries of claims under our insurance policies;

●	our ability to comply with the continued listing standards on the exchange or trading market on which our common stock is listed for trading;

●	our ability to find employment for our vessels;

●	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

●	business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

●	the useful lives and value of our vessels;

●	our ability to receive in full or partially our accounts receivable and insurance claims;

●	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

●	changes in the cost of other modes of bulk commodity transportation;

●	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

●	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

●	competition in the seaborne transportation industry;

●	global and regional economic and political conditions;

●	fluctuations in currencies and interest rates;

●	the overall health and condition of the U.S. and global financial markets;

●	changes in seaborne and other transportation patterns;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	our ability to pay dividends in the future;

●	acts of terrorism and other hostilities; and

●	other factors discussed in the section titled “Risk Factors” in this annual report.

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

The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2015	2014	2013	2012	2011
Statement of Operations Data:
Operating revenues	$2,304	$3,773	$6,074	$14,260	$29,538
Income/ (loss) from operations	(45,354)	(26,460)	(47,968)	(28,036)	(84,109)
Other income/(expense)	(7,595)	13,772	(737)	(2,852)	(4,087)
Net income/ (loss)	(52,949)	(12,688)	(48,705)	(30,888)	(88,196)

Earnings Per Share Data:
Net income /(loss) per share:
Basic earnings/ (loss) per share	$(33,661.16)	$(1,153,454.54)	$(24,352,500)	$-	$-
Diluted earnings/ (loss) per share	$(33,661.16)	$(1,153,454.54)	$(24,352,500)	$-	$-
Weighted average number of shares:

Basic weighted average number of shares	1,573	11	2	-	-
Diluted weighted average number of shares	1,573	11	2	-	-
Dividends per share	$—	$—	$—	$—	$—

	Year Ended December 31,
	2015	2014	2013	2012	2011
Selected Balance Sheet Data:
Total cash	$20	$45	$7,581	$29	$1,456
Vessels, net	10,305	62,310	71,834	75,690	81,419
Total assets	18,718	64,253	87,632	114,359	134,980
Long-term debt, including current portion	17,598	17,598	59,687	89,169	88,946
Total shareholders’ equity	(16,760)	25,004	12,793	7,803	35,119

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risk Factors Relating to FreeSeas

At December 31, 2015, FreeSeas’ current liabilities exceeded its current assets, which could impair its ability to successfully operate its business and could have material adverse effects on its revenues, cash flows and profitability and its ability to comply with its debt covenants and pay its debt service and other obligations.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over six years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $52,949, $12,688 and $48,705 during the years ended December 31, 2015, 2014 and 2013, respectively. The Company’s cash flow projections for 2016, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2015 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2015 and 2014, the Company had working capital deficits of $34,065 and $30,849, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 has been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. In December 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,896 constituting repayment installments and accrued interest due on December 16, 2014. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement, however no assurances can be made that an agreement can be reached on terms acceptable to the Company, if at all. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $13,551, constituting repayment installments, accrued loan and default interest due on December 16, 2015.

If the Company is not able to reach a new agreement with NBG its standalone lender, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of December 31, 2015, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, sale and lease back of certain vessels, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2015, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, as current.

We received a report from our independent registered public accounting firm with an explanatory paragraph for the year ended December 31, 2015 with respect to our ability to continue as a going concern.  The existence of such a report may adversely affect our stock price and our ability to raise capital.  There is no assurance that we will not receive a similar report for our year ended December 31, 2016.

In their report dated May 17, 2016, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern as we have incurred recurring operating losses, have a working capital deficiency, have failed to meet scheduled payment obligations under our loan facilities and have not complied with certain covenants included in our loan agreements with banks. Furthermore, if we were forced to liquidate our assets, the amount realized could be substantially lower than the carrying value of these assets. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, obtaining loans from various financial institutions or lenders where possible and restructuring outstanding debt obligations that are currently in default. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

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

Our loan agreement requires that we comply with certain financial and other covenants. As a result of the drop in our drybulk asset values, we were not in compliance with the NBG facility covenants relating to vessel values as of December 31, 2015. In addition, we were in breach of interest cover ratios, leverage and minimum liquidity covenants with the NBG facility not previously waived. A violation of these covenants constitutes an event of default under our credit facility, which would, unless waived by our lender, provide our lender with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lender may accelerate our indebtedness and foreclose its liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness is presented within current liabilities in the December 31, 2015 consolidated balance sheet.

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

As a result of our loan covenants, our lenders have imposed operating and financial restrictions on us. These restrictions may limit our ability to:

●	incur additional indebtedness;

●	create liens on our assets;

●	sell capital stock of our subsidiaries;

●	make investments;

●	engage in mergers or acquisitions;

●	pay dividends;

●	make capital expenditures;

●	change the management of our vessels or terminate or materially amend our management agreements; and

●	sell our vessels.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. During the year ended December 31, 2015, we derived approximately 70% of our gross revenue from two charterers, and during the same period in 2014, we derived approximately 73% of our gross revenues from two charterers. If we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

Factors that influence demand for drybulk vessel capacity include:

●	demand for and production of drybulk products;

●	global and regional economic and political conditions including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

●	the distance drybulk cargo is to be moved by sea;

●	environmental and other regulatory developments; and

●	changes in seaborne and other transportation patterns.

The factors that influence the supply of drybulk vessel capacity include:

●	the number of new building deliveries;

●	port and canal congestion;

●	the scrapping rate of older vessels;

●	vessel casualties; and

●	the number of vessels that are out of service, i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

When our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The carrying values of our vessels may not represent their fair market value because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition. The Company, as a result of the current unprecedented adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, concluded to recognize an impairment charge of $18,891 for the M/V Free Maverick during the year ended December 31, 2015, in the accompanying consolidated statement of operations.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. As of December 31, 2015, the average age of the vessels in our current fleet was 19.5 years. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel’s age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require:

●	expenditures for alterations to existing equipment;

●	the addition of new equipment; or

●	restrictions on the type of cargo a vessel may transport.

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

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

We will continue exploring expansion opportunities as our financial resources permit. Our growth will depend on:

●	locating and acquiring suitable vessels;

●	placing new building orders and taking delivery of vessels;

●	identifying and consummating acquisitions or joint ventures;

●	integrating any acquired vessel successfully with our existing operations;

●	enhancing our customer base;

●	managing our expansion; and

●	obtaining the required financing.

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

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. The Company, as a result of the current unprecedented adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, concluded to recognize an impairment charge of $18,891 for the M/V Free Maverick during the year ended December 31, 2015, in the accompanying consolidated statement of operations. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

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

We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. For the year ended December 31, 2015 and 2014, the fluctuation in the value of the dollar against foreign currencies did not have a material impact on us.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2015 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2013, 2014 and 2015, the Company would be subject to U.S. federal income tax of approximately $nil, $23 and $5, respectively, in the absence of an exemption under Section 883.

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire dry bulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates in selected shipping routes measured on a time charter and voyage basis covering Handysize, Supramax, Panamax and Capesize drybulk carriers. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2014 and 2015. In 2015, the BDI reached a high of 1,118 and a low of 471. During the first four months of 2016, the BDI has remained volatile, ranging from a low of 290 (which is the lowest point ever recorded) on February 10, 2016 to a high of 579 on May 11, 2016.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel has inherent risks. These risks include the possibility of:

●	crew strikes and/or boycotts;

●	marine disaster;

●	piracy;

●	environmental accidents;

●	cargo and property losses or damage; and

●	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

The involvement of any of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel operator. Any of these circumstances or events could increase our costs or lower our revenues.

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, she has been laying at the port of Salalah, Oman, having undertaken lengthy repairs funded mostly by insurers. Discussions have been ongoing since between all interested parties for a commercial settlement enabling the vessel to resume its trade.

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

Factors that influence demand for vessel capacity include:

●	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing; global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and weather.

The factors that influence the supply of vessel capacity include:

●	the number of new building deliveries;

●	port and canal congestion;

●	the scrapping rate of older vessels;

●	vessel casualties; and

●	the number of vessels that are out of service.

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

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

●	quarterly variations in our results of operations;

●	our lenders’ willingness to extend our loan covenant waivers, if necessary;

●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

●	changes in earnings estimates or publication of research reports by analysts;

●	speculation in the press or investment community about our business or the shipping industry generally;

●	strategic actions by us or our competitors such as acquisitions or restructurings;

●	the thin trading market for our common stock, which makes it somewhat illiquid;

●	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

●	regulatory developments;

●	additions or departures of key personnel;

●	general market conditions; and

●	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for drybulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We have convertible securities outstanding, which if fully exercised, could require us to issue a significant number of shares of our common stock and result in substantial dilution to existing shareholders and cause the market price of our common stock to decline.

As of May 10, 2016, we had 1,832,807 shares of common stock issued and outstanding, convertible notes outstanding that may be converted into an estimated 138,774,955 shares of common stock at current market prices and outstanding warrants to purchase 7.346 shares of our common stock that could result in our issuance of 131,262,660 shares of common stock based upon the exchange formula contained therein at current market prices. Although the investors may not convert their secured convertible note and/or exchange the Series C Preferred Shares if such conversion or exchange would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the investors from converting and/or exchanging some of their holdings and then converting the rest of their holdings. In this way, the investors could sell more than this limit while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock. The conversion or exercise of our outstanding convertible securities could result in substantial dilution to our existing holders, and the sales of such material amounts of our common stock issued upon conversion or exercise could cause the market price for our common stock to decline.

If we are unable to obtain additional funding our business operations will be harmed and if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

In order to fund further growth of our fleet, we may have to incur additional indebtedness and/or sell additional equity securities. Future issuances of our common stock, directly or indirectly through convertible or exchangeable securities, options, warrants or rights and will generally dilute the ownership interests of holders of our existing common stock. Additional series or classes of preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to holders of our existing preferred stock. Any additional debt we incur will be senior in all respects to our common stock, could contain financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue additional equity securities or incur additional debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Future sales or other issuances of a substantial number of shares of common stock or other securities in the public market or otherwise, or the perception that these sales could occur, may depress the market price for our common stock. These sales or issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future.

The continuously adjustable conversion price feature of our convertible notes and warrants may encourage investors to make short sales in our common stock, which could have a depressive effect on the price of our common stock.

Our convertible notes are convertible into shares of our common stock at a 35%-40% discount to the trading price of the common stock prior to the conversion. Our warrants are exercisable on a cashless basis pursuant to an exchange formula that is based on the difference between the black-scholes value of the warrant when issued and our current market price. The significant downward pressure on the price of the common stock as the investors convert/exercise and sell material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. The investors could sell common stock into the market in anticipation of covering the short sale by converting/exercising their securities, which could cause the further downward pressure on the stock price. In addition, not only the sale of shares issued upon conversion or exercise of the convertible note or warrants, but also the mere perception that these sales could occur, may adversely affect the market price of the common stock.

There is no guarantee of a continuing and liquid public market for you to resell our common shares.

On March 2, 2016, the Company received notice from the Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market LLC (“NASDAQ”) indicating that unless the Company timely requests a hearing before the NASDAQ Listing Qualifications Panel (the “Panel”), its securities would be subject to delisting from The NASDAQ Capital Market based upon its non-compliance with the minimum bid price requirement, as set forth in NASDAQ Listing Rule 5550(a)(2), and concerns raised by the Staff, pursuant to the Staff’s discretionary authority under NASDAQ Listing Rule 5101, regarding the Company’s ability to remedy the bid price deficiency in light of dilution that may occur from financing transactions. The Company requested a hearing before the Panel, at which hearing it presented its plan to regain and sustain compliance with the bid price requirement and otherwise address the Staff’s concerns in connection therewith.

On April 21, 2016, the Company was notified by NASDAQ that its pending appeal before the Panel had been denied, and that trading in the Company's common stock will be suspended on NASDAQ effective with the open of business on Monday April 25, 2016. The Company was approved for trading on the OTCQB® Venture Market, operated by OTC Markets Group Inc., and its common stock began trading on OTCQB effective April 25, 2016 under the trading symbol "FREEF." We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your shares of our common stock in the future at the price that you paid for them, or at all.

Our common stock is subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	that a broker or dealer approve a person’s account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and

●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

●	sets forth the basis on which the broker or dealer made the suitability determination; and

●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Future sales or issuances of our stock could cause the market price of our common stock to decline.

Issuance of a substantial number of shares of our common stock in public or private offerings, or in payment of obligations due, or the perception that these issuances could occur, may depress the market price for our common stock. These issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional shares of our common stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Also, we may need to raise additional capital to achieve our business plans.

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

In January 2009, our Board of Directors authorized shares of Series A Participating Preferred Stock in connection with its adoption of a stockholder rights plan, under which we issued rights to purchase Series A Preferred Stock to holders of our common stock. Upon certain triggering events, each Right entitles the registered holder to purchase from us one one-thousandth of a share of Preferred Stock at an exercise price of approximately $4 billion, subject to adjustment. Our stockholder rights plan may generally discourage a merger or tender offer involving our securities that is not approved by our Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. Our stockholder rights plan expires in January 2019.

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

Several provisions of our amended and restated articles of incorporation and by-laws, and certain provisions of the Marshall Islands corporate law, could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, these provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

●	authorizing our Board of Directors to issue “blank check” preferred stock without shareholder approval;

●	providing for a classified Board of Directors with staggered, three year terms;

●	prohibiting cumulative voting in the election of directors;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common shares, voting as a single class, entitled to vote for the directors;

●	limiting the persons who may call special meetings of shareholders;

●	establishing advance notice requirements for election to our Board of Directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

●	limiting our ability to enter into business combination transactions with certain shareholders.

Pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control,” which term includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of our voting securities, a merger of FreeSeas where less than a majority of the shares of the resulting entity are held by the FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of December 31, 2015 would have been $60,080. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of approximately $4 billion per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4.	Information on the Company

Our Organization and Corporate Structure

We were incorporated on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., or Trinity, a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three drybulk carriers. We currently own two Handysize dry bulk carriers and operate four Handysize dry bulk carriers.

Our common stock currently trades on the OTCQB under the trading symbol “FREEF”.

Our principal executive offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 10671, Athens, Greece and our telephone number is 011-30-210-452-8770.

Capital Expenditures and Divestitures

During the last three fiscal years, our capital expenditures and divestitures were as follows:

●	On February 18, 2014, the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. The Company recognized an impairment charge of $23,978 in the consolidated statement of operations for the year ended December 31, 2013;

●	On September 16, 2014, the Company sold the M/V Free Jupiter, a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250, renamed Nemorino and subsequently entered into a long term bareboat charter with the vessel’s new owners;

●	On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners; and

●	On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to M/V Fiorello and M/V Figaro, respectively.

Our Fleet

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. During the year ended December 31, 2015, the Company owned two Handysize dry bulk carriers and operated four Handysize dry bulk carriers. Our vessels carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of May 10, 2016, the aggregate dwt of the fleet we operate is 101,201 dwt and the average age of the fleet is 19.9 years.

Our investment and operational focus has been in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity and the Handymax sector which is generally defined as between 40,000 dwt and 60,000 dwt. Handysize and Handymax vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes. Due to the very adverse charter rate environment of the latest shipping cycle values of larger vessels have dropped to levels that constitute buying opportunities. We are the owner of a controlling stake in a company commercially operating tankers and are considering an expansion into the tanker market.

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

The following table details the vessels we operate in our fleet as of May 10, 2016:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Maverick	Handysize	1998	23,994	Lay-up
M/V Free Neptune	Handysize	1996	30,838	About 55-60 day time charter trip at $6,000 per day through May 2016
M/V Fiorello on Bareboat Charter (ex M/V Free Hero)	Handysize	1995	24,318	Lay-up
M/V Figaro on Bareboat Charter (ex M/V Free Goddess)	Handysize	1995	22,051	See note (*) below.

(*) The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, she has been laying at the port of Salalah, Oman, having undertaken lengthy repairs funded mostly by insurers. Discussions have been ongoing since between all interested parties for a commercial settlement enabling the vessel to resume its trade.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

●	Experienced management team. We have benefited from the expertise of our executive officers, including that of Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and that of our Managers’ personnel, which consists of seasoned shipping professionals with long-standing experience in the industry. We believe that our management team has a proven track record of strong performance throughout a challenging economic climate, as we have actively and decisively renewed our fleet while reducing operating costs without sacrificing quality or safety in the process.

●	Experienced in managing older vessels. We have solid experience in managing older vessels and have very good relationships with third party suppliers, shipyards and contractors who can accommodate urgent needs for vessels that are older and may require urgent and competitively priced repairs. We have also forged over the years a relationship of trust with insurers and classification societies who are willing to provide their services at competitive rates, and accommodate bespoke requirements suitable to older vessels. The lower capital requirement for the acquisition of older vessels in conjunction with our ability to keep their maintenance cost at competitive levels provides us with unique investment opportunities.

Business Strategy

Our primary objectives are to profitably grow our business and maximize value to our shareholders by pursuing the following strategies:

●	Expanding into the tanker market. We are the owner of a controlling stake in a company commercially operating tankers and we aim to further expand into the tanker market in order to take advantage of the current tanker market developments. After a prolonged period of depression, tanker charter rates soared in the last quarter of 2014 triggered by the decrease in oil prices. Rates are expected to remain high due to the low oil prices environment and new opportunities created by Iran entering the market after the lifting of the decades-long sanctions, which did not allow the country to export its oil. Tanker second-hand prices have increased as a result, however middle aged vessels have not caught up in terms of values, in part due to the reluctance by traditional lenders (banks) to provide financing for such type vessels. Owners of mixed fleets (dry-bulk and tankers), have been keen to market for sale their older tanker assets in order to provide liquidity for the dry-bulk side of their operation. This has provided favorable demand – supply economics for tanker vessels around 15-18 years of age, which today can be bought for approximately 2.3x – 3x EBITDA, and are sold below the 10-year average price of $15 million.

●	Optimize our fleet. We are focused on deploying our capital to optimize return on capital including through the disposal of assets that require disproportionate amounts of capital for maintenance or upgrading to continue generating income, and replace them with assets that have technical and commercial specifications allowing them to immediately yield income to the bottom line.

●	Build on our experience in operating older vessels. Our experience in managing older vessels provides us with the flexibility to make investments in older vessels, a segment where little or no financing is available from traditional capital sources, and often superior return on capital can be achieved compared to high capital modern vessels.

●	Build upon our strategic relationships. We intend to continue to build upon our extensive experience and relationships with ship brokers, financial institutions, industrial partners and commodity traders. We use these relationships to identify chartering and acquisition opportunities and gain access to sources of additional financing, industry contacts and market intelligence. In addition, our relationships and experience with insurers and technical service providers, spares suppliers and repair shipyards position us optimally for the competitive operation of a versatile fleet with heavy employment commitments and demanding technical requirements.

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

Customers

During 2015, we derived approximately 70% of our gross revenues from two charterers, and during 2014, we derived approximately 73% of our gross revenues from two charterers. We believe that our customer base is composed of established charterers.

Management of Operations and Fleet

Pursuant to our amended and restated services agreement with one of our Managers, Free Bulkers S.A., our operations are executed and supervised by our Manager, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay a monthly fee of $136,275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement. The termination fee as of December 31, 2015 would be approximately $60,080.

Our Managers, Free Bulkers S.A. and OpenSeas Maritime S.A., provide us with the following services:

●	General Administration. Our Managers provide us with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services.

●	Financial Accounting Services. Our Managers maintain our books, records and accounts and provides all services as are necessary for the preparation and maintenance of the our accounting records in accordance with U.S. GAAP, preparing and filing financial statements with the SEC in accordance with applicable financial reporting requirements, and developing, implementing, monitoring and assessing our internal controls;

●	Sale and Purchase of Vessels. Our Managers advise our board of directors when opportunities arise to purchase, including through new buildings, or to sell any vessels. All decisions to purchase or sell vessels require the approval of our board of directors. Any purchases or sales of vessels approved by our board of directors are arranged and completed by our Managers. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase contracts.

We also contract the technical and commercial management of our vessels to our Managers, Free Bulkers S.A. and OpenSeas Maritime S.A. Free Bulkers S.A. has a separate management contract with two of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis, as described below. OpenSeas Maritime S.A. has a management contract with two of our subsidiaries relating to vessels bareboat chartered. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to our amended management agreement with our Managers, we pay our Managers a monthly technical management fee of $18,975 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

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

Property

We have entered into an agreement with our Manager pursuant to which we agreed to pay our Manager 65% of the rents due from our Manager to the lessor of our rented office space and 65% of the apportioned common expenses and maintenance expenses.

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

Among the various requirements are:

●	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;

●	on-board installation of ship security alert systems;

●	the development of vessel security plans; and

●	compliance with flag state security certification requirements.

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

The table below lists the next dry-docking and special surveys scheduled for each vessel in our fleet, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
M/V Figaro	Third quarter 2018	Third quarter 2015*
M/V Fiorello	Third quarter 2018	Third quarter 2015**
M/V Free Maverick	Third quarter 2017	First quarter 2019
M/V Free Neptune	Second quarter 2017	Second quarter 2019

* The M/V Figaro cannot pass her intermediate dry-docking until the cargo on board has been delivered to its receivers.

** The M/V Fiorello has not passed her intermediate dry-docking since she is in lay-up.

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

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. The Company currently owns two Handysize dry bulk carriers and operates four Handysize dry bulk carriers. Our vessels carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of May 10, 2016, the aggregate dwt of the fleet we operate is 101,201 dwt and the average age of the fleet is 19.9 years.

Our investment and operational focus has been in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity and the Handymax sector which is generally defined as between 40,000 dwt and 60,000 dwt. Handysize and Handymax vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes. Due to the very adverse charter rate environment of the latest shipping cycle values of larger vessels have dropped to levels that constitute buying opportunities. We are considering entering into the tanker market.

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

Recent Developments

On January 6, 2016, the Company sold to Alpha Capital Anstalt, an accredited investor, a $250 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On January 13, 2016, upon full conversion of the $75 Mordechai Vizel convertible promissory note dated September 15, 2015, plus accrued interest, the Company has issued in aggregate 812 shares of common stock to the note holder.

Effective January 15, 2016, the Company effectuated a sixty-to-one reverse stock split on its issued and outstanding common stock.

On January 19, 2016, the Company sold to Mordechai Vizel, a non-U.S. investor, a $112 convertible promissory note, which contained a 12% OID, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $288 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On January 19, 2016, the Company sold to Intermodal Shipbrokers Co., a non-U.S. investor, an $84 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoice, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On February 4, 2016, upon full conversion of the ALSA Holdings Inc. convertible promissory note, dated October 26, 2015, plus accrued interest, the Company has issued in aggregate 9,942 shares of common stock to the note holder.

On February 18, 2016, upon full conversion of the Vis Vires Group, Inc. convertible promissory note dated July 27, 2015, plus accrued interest, the Company has issued in aggregate 16,530 shares of common stock to the note holder.

On February 22, 2016, upon full conversion of the Black Mountain Equities Inc. convertible promissory note dated July 17, 2015, plus accrued interest, the Company has issued in aggregate 12,850 shares of common stock to the note holder.

On March 1, 2016, the Company sold to MTR3S Holding Ltd., a non-U.S. person, a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $39.90 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion, provided, however, that the total number of shares of Common Stock issuable upon conversion of the note shall not exceed 225,225. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On March 1, 2016 the Company received default notices from Fiorello Norge AS and Figaro Norge AS, owners of the M/V Fiorello and M/V Figaro, respectively, for the non-execution of the put option and the charter hires due in November, December 2015 and January, February 2016 under bareboat charters dated May 20, 2015. The Company is in negotiations with the owners in order to find an amicable solution.

On March 2, 2016, the Company received notice from the Staff indicating that unless the Company timely requests a hearing before the Panel, its securities would be subject to delisting from The NASDAQ Capital Market based upon its non-compliance with the minimum bid price requirement, as set forth in NASDAQ Listing Rule 5550(a)(2), and concerns raised by the Staff, pursuant to the Staff’s discretionary authority under NASDAQ Listing Rule 5101, regarding the Company’s ability to remedy the bid price deficiency in light of dilution that may occur from financing transactions. The Company requested a hearing before the Panel, at which hearing it presented its plan to regain and sustain compliance with the bid price requirement and otherwise address the Staff’s concerns in connection therewith. The Company’s request for a hearing stayed any delisting action and the Company’s common stock continued to trade on The NASDAQ Capital Market pending the issuance of the Panel’s decision following the hearing.

On March 8, 2016, upon full conversion of the Gemini Master Fund Ltd convertible promissory note dated July 17, 2015, plus accrued interest, the Company has issued in aggregate 35,458 shares of common stock to the note holder.

On March 8, 2016, upon full conversion of the MTR3S Holding Ltd. promissory note dated December 8, 2015, plus accrued interest, the Company has issued in aggregate 132,118 shares of common stock to the note holder.

On March 14, 2016, the Company, pursuant to the unanimous written consent of the Board of Directors, issued 47,893 common shares to Free Bulkers S.A., one of our Managers, for settling $250, part of unpaid amount due in connection with services provided to the Company by Free Bulkers. The common shares issued were valued at the consolidated closing bid price of the common stock at the day of the issuance.

At the Special Meeting of the Company’s shareholders held on April 8, 2016, the shareholders approved three proposals, as follows:

1)	granted discretionary authority to the Company’s board of directors to first, (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-200 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-200, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the special meeting;

2)	ratified the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with (i) a securities purchase agreement between the Company and MTR3S Holding Ltd., dated March 1, 2016; (ii) a debt settlement agreement and release between the Company and Intermodal Shipbrokers Co., dated January 19, 2016; (iii) a securities purchase agreement between the Company and Mordechai Vizel, dated January 19, 2016; (iv) a securities purchase agreement between the Company and Alpha Capital Anstalt, dated January 6, 2016; (v) a debt settlement agreement between the Company and Sichenzia Ross Friedman Ference LLP, dated October 7, 2015; and (vi) a securities purchase agreement between the Company and Service Trading Company, LLC, dated August 20, 2015; and

3)	approved the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with the following potential future transactions: (i) one or multiple purchase agreements for the sale of common stock or securities convertible into common stock up to $2 million for working capital at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting, (ii) one or multiple debt settlement agreements for the sale of common stock or securities convertible into common stock of up to $6 million for the settlement of trade or bank debt at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting, and (iii) a purchase agreement for the sale of common stock or securities convertible into common stock up to $15 million for asset acquisitions at a discount to the market price of up to 65%, to be entered into within 180 days of the Special Meeting.

On April 11, 2016, upon full conversion of the $112 convertible promissory to Mordechai Vizel, dated January 19, 2016, plus accrued interest, the Company has issued in aggregate 62,880 shares of common stock to the note holder.

Effective April 14, 2016, the Company effectuated a two hundred-to-one reverse stock split on its issued and outstanding common stock.

On April 21, 2016, the Company was notified by NASDAQ that its pending appeal before the Panel had been denied, and that trading in the Company's common stock will be suspended on NASDAQ effective with the open of business on Monday April 25, 2016. The Company was approved for trading on the OTCQB® Venture Market, operated by OTC Markets Group Inc., and its common stock began trading on OTCQB effective April 25, 2016 under the trading symbol "FREEF."

On April 21, 2016, the Company sold to LG Capital Funding, LLC, an accredited investor, a $150 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

On May 4, 2016, the Company sold to APG Capital Holdings, LLC, a $32 convertible promissory note, which contained a 12% OID and matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note to 150% of principal plus interest.

On May 6, 2016, upon full conversion of the $84 convertible promissory note in connection with a debt settlement agreement entered into with Intermodal Shipbrokers Co, plus accrued interest, the Company has issued in aggregate 69,406 shares of common stock to the note holder.

On May 9, 2016, the Company issued to Sichenzia Ross Friedman Ference LLP, a $137 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.60 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On May 10, 2016, the Company sold to Mordechai Vizel, a non-U.S. person, a $112 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $1.53 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

Employment and Charter Rates

Our Fleet

The following table details the vessels we operate in our fleet as of May 10, 2016:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Maverick	Handysize	1998	23,994	Lay-up
M/V Free Neptune	Handysize	1996	30,838	About 55-60 day time charter trip at $6,000 per day through May 2016
M/V Fiorello on Bareboat Charter (ex M/V Free Hero)	Handysize	1995	24,318	Lay-up
M/V Figaro on Bareboat Charter (ex M/V Free Goddess)	Handysize	1995	22,051	See note (*) below.

(*) The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, she has been laying at the port of Salalah, Oman, having undertaken lengthy repairs funded mostly by insurers. Discussions have been ongoing since between all interested parties for a commercial settlement enabling the vessel to resume its trade.

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

When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:

●	Obtain the charterer’s consent to us as the new owner;

●	Obtain the charterer’s consent to a new technical manager;

●	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

●	Arrange for a new crew for the vessel;

●	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

●	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

●	Implement a new planned maintenance program for the vessel; and

●	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.

Business Components and Activities

Our business comprises the following primary components:

●	Employment and operation of our drybulk carriers; and

●	Management of the financial, general and administrative elements involved in the ownership and operation of our drybulk vessels.

The employment and operation of our vessels involve the following activities:

●	Vessel maintenance and repair;

●	Planning and undergoing dry-docking, special surveys and other major repairs;

●	Organizing and undergoing regular classification society surveys;

●	Crew selection and training;

●	Vessel spares and stores supply;

●	Vessel bunkering;

●	Contingency response planning;

●	Onboard safety procedures auditing;

●	Accounting;

●	Vessel insurance arrangements;

●	Vessel chartering;

●	Vessel hire management; and

●	Vessel performance monitoring.

Our Fleet-Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “-Critical Accounting Policies-Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. The Company, as a result of the current unprecedented adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, concluded to recognize an impairment charge of $18,891 for the M/V Free Maverick during the year ended December 31, 2015, in the accompanying consolidated statement of operations. Based on: (i) the carrying value of each of our vessels as of December 31, 2015 and (ii) what we believe the charter free market value of each of our vessels was as of December 31, 2015, the aggregate carrying value of the vessels owned (the M/V Free Maverick and M/V Free Neptune) in our fleet as of December 31, 2015 exceeded their aggregate charter-free market value by approximately $3,800, as noted in the table below (which includes a comparative analysis of how the carrying values of our vessels compare to the fair market value of such vessels as of each balance sheet date presented in our accompanying consolidated financial statements). This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels (at December 31, 2015, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2015).

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

●	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

●	news and industry reports of similar vessel sales;

●	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

●	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

●	offers that we may have received from potential purchasers of our vessels; and

●	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

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

Drybulk Vessels	DWT	Year Built	Date of Acquisition	Purchase Price (in million USD)	Carrying Value as of 12/31/2015 (in million USD)	Fair Market Value as of 12/31/2015 (in million USD)	Carrying Value as of 12/31/2014 (in million USD)	Fair Market Value as of 12/31/2014 (in million USD)
Free Maverick	23,994	1998	09/01/08	$39.6	$3.5	$3.5	$24.5	$6.5
Free Neptune	30,838	1996	08/25/09	$11.0	$6.8	$3.0	$7.2	$7.5
Total	54,832			$50.6	$10.3	$6.5	$31.7	$14

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

As of December 31, 2015, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and ten-year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company, as a result of the current unprecedented adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, concluded to recognize an impairment charge of $18,891 for the M/V Free Maverick during the year ended December 31, 2015, in the accompanying consolidated statement of operations.

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

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

●	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

●	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are offhire due to major repairs, dry-dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

●	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

●	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

●	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

●	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

●	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

●	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

●	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, loss on commitment and contingency, contractual derivative obligation, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance and dry-docking costs. In the period reported herein ended December 31, 2015, an accounting policy change with respect to the Accounting for Special Survey and Dry-docking Costs has adversely affected the Adjusted EBITDA calculation. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

Revenues

Our revenues were driven primarily by the number of vessels we operate, the number of operating days during which our vessels generate revenues, and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including the following:

●	The nature and duration of our charters;

●	The amount of time that we spent repositioning its vessels;

●	The amount of time that our vessels spent in dry-dock undergoing repairs;

●	Maintenance and upgrade work;

●	The age, condition and specifications of our vessels;

●	The levels of supply and demand in the drybulk carrier transportation market; and

●	Other factors affecting charter rates for drybulk carriers under voyage charters.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessels were chartered in the spot market during the year ended December 31, 2015.

A standard maritime industry performance measure is the TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2013, 2014 and 2015 was $3,256, $3,463 and $649, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature.

Principal Factors Affecting Our Business

The principal factors that affected our financial position, results of operations and cash flows include the following:

●	Number of vessels owned and operated;

●	Charter market rates and periods of charter hire;

●	Vessel operating expenses and direct voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

●	Management fees and service fees;

●	Depreciation and amortization expenses, which are a function of vessel cost, any significant post-acquisition improvements, estimated useful lives, estimated residual scrap values, and fluctuations in the carrying value of our vessels, as well as, drydocking and special survey costs;

●	Financing costs related to indebtedness associated with the vessels; and

●	Fluctuations in foreign exchange rates.

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2015, 2014 and 2013 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2015	2014	2013

Adjusted EBITDA (1)	$(9,408)	$(15,030)	$(18,513)

Fleet Data:

Average number of vessels (2)	3.0	5.6	7.0

Ownership days (3)	1,088	2,033	2,555

Available days (4)	480	962	1,068

Operating days (5)	462	771	887

Fleet utilization (6)	96.3%	80.1%	83.1%

Average Daily Results:

Average TCE rate (7)	$649	$3,463	$3,256

Vessel operating expenses (8)	4,565	6,250	4,252

Management fees (9)	983	789	583

General and administrative expenses(10)	3,083	1,705	1,528
Total vessel operating expenses (11)	$5,548	7,040	4,835

(1)	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, loss on commitment and contingency, contractual derivative obligation, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance and dry-docking costs. In the period reported herein ended December 31, 2015, an accounting policy change with respect to the Accounting for Special Survey and Dry-docking Costs has adversely affected the Adjusted EBITDA calculation. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	For the year ended December 31,
	2015	2014	2013
Net loss	$(52,949)	$(12,688)	$(48,705)
Depreciation and amortization	3,585	5,320	5,927
Stock-based compensation charge	898	638	42
Vessel impairment loss	18,891	—	27,455
Loss on derivative instruments	—	21	40
Interest and finance cost, net of interest income	5,027	2,342	2,381
Loss / (Gain) on sale of vessels	7,620	1,098	—
Loss on commitment and contingency	2,000	—	—
Contractual derivative obligation	3,300	—	—
Loss due to capital lease write-off	3,058	—	—
Provision and write-offs of insurance claims and bad debts	(525)	872	1,215
Loss on debt extinguishment	—	—	—
Gain on settlement of payable	(313)	—	(1,149)
Loss on settlement of liability through stock issuance	—	—	3,914
Gain on debt extinguishment	—	(16,057)	(9,633)
Dry-docking costs	—	3,424	—
Adjusted EBITDA	$(9,408)	$(15,030)	$(18,513)

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

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2015	2014	2013

Operating revenues	$2,304	$3,773	$6,074

Voyage expenses and commissions	(2,004)	(1,103)	(3,186)

Net operating revenues	300	2,670	2,888

Operating days	462	771	887

Time charter equivalent daily rate	$649	$3,463	$3,256

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2015	2014	2013

Vessel operating expenses (excluding dry-docking costs)	$4,967	$12,707	$10,865

Ownership days	1,088	2,033	2,555

Daily vessel operating expense	$4,565	$6,250	$4,252

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

Results of Operations

Year Ended December 31, 2015 as Compared to Year Ended December 31, 2014

REVENUES - Operating revenues for the year ended December 31, 2015 were $2,304 compared to $3,773 for the year ended December 31, 2014. The decrease of $1,469 is mainly attributable to the fact that the M/V Free Jupiter, M/V Free Impala, and M/V Free Hero - M/V Free Goddess were sold on September 16, 2014, September 24, 2014 and on May 20, 2015, respectively. The Company’s subsidiaries have entered into long-term bareboat agreements for the M/V Free Hero and M/V Free Goddess with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro, respectively. In addition, the charter rates during the year ended December 31, 2015 kept substantially decreasing, which negatively affected our revenues.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $1,830 for the year ended December 31, 2015, as compared to $829 for the year ended December 31, 2014. The variance in voyage expenses reflects mainly the increased replenishment of bunkers to the owners’ account during the year ended December 31, 2015. For year ended December 31, 2015, commissions charged amounted to $174, as compared to $274 for the year ended December 31, 2014. The decrease in commissions is due to the decrease of operating revenues for the year ended December 31, 2015 compared to year ended December 31, 2014. The commission fees represent commissions paid to the Managers, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include dry-docking costs, crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $4,967 in the year ended December 31, 2015, as compared to $16,131 in the year ended December 31, 2014. The decrease in operating expenses was due to the fact that: (a) dry-docking costs of approximately $3,500 were expensed in the year ended December 31, 2014 and (b) less vessels were owned in our fleet during the year ended December 31, 2015 resulting in the reduction of ownership days of our fleet to 1,088 days compared to 2,033 days in the same period of 2014.

DEPRECIATION AND AMORTIZATION - For the year ended December 31, 2015, depreciation expense was at $3,585 as compared to $5,320 in the year ended December 31, 2014. The decrease was due to the sale of the vessels referred in the “REVENUES” paragraph above.

MANAGEMENT FEES - Management fees for the year ended December 31, 2015 totaled $1,070 as compared to $1,605 in the year ended December 31, 2014. The $535 decrease in management fees reflects the reduction of the vessels managed in our fleet.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, stock-based compensation charges and services fees and expenses charged by Free Bulkers, totaled $4,252 for the year ended December 31, 2015 as compared to $4,104 for the year ended December 31, 2014.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the years ended December 31, 2015 and 2014, the amounts were $525 and $(872), respectively, which reflected the reversed provision and write-off of various long outstanding accounts receivable.

LOSS ON COMMITMENT AND CONTINGENCY - The Company, as of December 31, 2015, has recognized a contingency loss of $2,000 on the repurchase commitment by writing-off $2,000 on the Options Advance Payment.

CONTRACTUAL DERIVATIVE OBLIGATION - On November 22, 2015 the owners of the vessels Figaro and Fiorello exercised their put-option rights, pursuant to the terms of the bareboat charters. Consequently, the Company recognized as of December 31, 2015, an expense of additional $3,300 as part of the put-option price.

LOSS ON SALE OF VESSELS - For the year ended December 31, 2015, as a result of the sale and lease back of the M/V Free Hero and the M/V Free Goddess renamed to Fiorello and Figaro, respectively, the Company recognized a loss of $7,620 in the accompanying consolidated statements of operations for the year ended December 31, 2015.

VESSEL IMPAIRMENT LOSS - As of December 31, 2015, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company, as a result of the current unprecedented adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, concluded to recognize an impairment charge of $18,891 for the M/V Free Maverick during the year ended December 31, 2015, in the accompanying consolidated statement of operations.

FINANCING COSTS - Financing costs amounted to $5,027 for the year ended December 31, 2015 and $2,342 for the year ended December 31, 2014. The increase of the interest and financing costs incurred for the year ended December 31, 2015 as compared to the same period in 2014 was attributed to the convertible debt net discount of $3,515 expensed for the year ended December 31, 2015.

LOSS DUE TO CAPITAL LEASE WRITE-OFF - For the year ended December 31, 2015, the Company recognized a loss of $3,058 as a result of the settlement agreement on September 9, 2015 with regards to disputes that arose in connection with the notice of termination received by the Company relating to the bareboat charter agreement, dated September 11, 2014, for the M/V Nemorino.

GAIN/(LOSS) ON INTEREST RATE SWAPS - The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially used interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings. The Company was party of two interest rate swap agreements, which were fully unwound on February 3, 2014. The total of the change in fair value and settlements for the year ended December 31, 2015 and 2014 aggregate to losses of $nil and $21, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

NET LOSS - Net loss for the year ended December 31, 2015 was $52,949 as compared to net loss of $12,688 for the year ended December 31, 2014. The increase of $37,686 for the year ended December 31, 2015 was due to: (a) the gain on debt extinguishment of $16,057, booked in the year ended December 31, 2014, as a result of the settlement of the Credit Suisse loan in May 2014; (b) the loss due to provision for claim of $3,058 recorded in the year ended December 31, 2015; (c) the impairment charge of $18,891 for the M/V Free Maverick recorded as of December 31, 2015; (d) loss on commitment and contingency of $2,725 recorded as of December 31,2015 and (e) the continuous decrease of charter rates during the year ended December 31, 2015, which negatively affected the Company’s revenues.

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

MANAGEMENT FEES - Management fees for the year ended December 31, 2014 totaled $1,605 as compared to $1,490 in the year ended December 31, 2013. The increase of $115 in management fees , despite the reduction of the number of vessels under management, resulted from the inclusion of $954 recognized as gain in the year ended December 31, 2013 for the issuance of nil shares of the Company’s common stock to Free Bulkers in payment of $2,168 in unpaid fees due to Free Bulkers for the months of February through September 2013 and the issuance of nil shares of the Company’s common stock to the non-executive members of its Board of Directors, in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, and services fees and expenses charged by Free Bulkers, totaled $4,104 as compared to $3,904. The increase of $200 reflects the inclusion of $638 as stock-based compensation charge for the issuance of an aggregate of two shares of the Company’s common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions and in payment of $80 in unpaid Board fees for the second and third quarters of 2014.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the year ended December 31, 2014 and 2013, the amounts were $872 and $1,215, respectively, which reflected the write-off for various long outstanding accounts receivable.

VESSEL IMPAIRMENT LOSS - As of December 31, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that no impairment existed as of December 31, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $11,179. If the Company were to utilize the most recent five-year historical average rates, three-year historical average rates or one year historical average rates, would recognize an impairment loss of $17,982 (using the most recent five-year historical average rates) and $27,077 (using the most recent three-year or one-year historical average rates).

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

NET LOSS – Net loss for the year ended December 31, 2014 was $12,688 as compared to net loss of $48,705 for the year ended December 31, 2013. The decrease of $36,017 for the year ended December 31, 2014 was due to the gain on debt extinguishment of $16,057, as a result of the settlement of the Credit Suisse loan in May 2014 (see below “Bank Loans - current portion’’) and the aggregate impairment charge of $27,455 regarding the M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Knight in the year ended December 31, 2013.

Liquidity and Capital Resources

The Company has historically financed its capital requirements from sales of equity or equity-linked securities, operating cash flows and long-term borrowings. As of December 31, 2015, its bank borrowing with NBG its standalone lender, totaled $17,598. The Company has primarily used its funds for capital expenditures to maintain its fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

As a result of the historically low charter rates for drybulk vessels, which have affected the Company for over six years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $52,949, $12,688 and $48,705 during the years ended December 31, 2015, 2014 and 2013 and 2012, respectively. The Company’s cash flow projections for 2016, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2015 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2015 and 2014, the Company had working capital deficits of $34,065 and $30,849, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $13,551, constituting repayment installments, accrued loan and default interest due on December 16, 2015.

If the Company is not able to reach an agreement with NBG, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of December 31, 2015, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, sale and lease back of certain vessels, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

Cash Flows

Year Ended December 31, 2015 as Compared to Year Ended December 31, 2014

OPERATING ACTIVITIES - Net cash used in operating activities decreased by $11,418 to $8,175 for the year ended December 31, 2015, as compared to $19,593 for the year ended December 31, 2014. The decrease reflected the lower number of vessels owned and in operation in our fleet during the year ended December 31, 2015.

FINANCING ACTIVITIES - Net cash provided by financing activities for the year ended December 31, 2015 was $8,150, as compared to $12,057 for the year ended December 31, 2014. The cash was mainly provided as a result of the proceeds from the convertible notes the Company sold during the year ended December 31, 2015.

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

Bank Loan - current portion

As of December 31, 2015, the Company’s bank debt is as follows:

NBG
December 31, 2014	$17,598
Additions	$-
Payments	$-
December 31, 2015	$17,598

The remaining repayment terms of the loan outstanding as of December 31, 2015 are as follows:

Lender	Vessel	Remaining Repayment Terms

National Bank of Greece	M/V Free Neptune	Four quarterly installments of $837.5 and a balloon payment of $14,248, payable together with the last installment due on December 16, 2016.

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

The weighted average interest rate for the year ended December 31, 2015 and 2014 was 4% and 3%, respectively. Interest expense incurred under the above loan agreements amounted to $1,237, $1,655 and $1,946 for the years ended December 31, 2015, 2014 and 2013, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

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

NBG Facility

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $13,551, constituting repayment installments, accrued loan and default interest due on December 16, 2015.

Loan Covenants

As of December 31, 2014 and December 31, 2015, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at December 31, 2015.

NBG loan agreement:

●	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

●	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

●	Ratio of EBITDA to net interest expense shall not be less than 3; and

●	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

Off-Balance Sheet Arrangements

As of December 31, 2015, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Summary of Contractual Obligations

The following table summarizes our contractual committed obligations and their maturity dates as of December 31, 2015:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2-year	3-year	4-year	5-year	More than 5 years
	(U.S. dollars in thousands)

Interest on variable-rate debt	339	339	-	-	-	-	-

Services fees to the Manager	4,502	1,635	1,635	1,232	-	-	-

Management fees to the Managers	7,952	911	911	911	911	911	3,397

Hire on Leased Vessels	3,524	803	803	803	803	312	-

Total obligations	$16,317	$3,688	$3,349	$2,946	$1,714	$1,223	$3,397

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands)

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	45	Chairman of the Board of Directors, Chief Executive Officer and President	2017
Kostas Koutsoubelis	61	Chief Operating Officer	-
Dimitris Papadopoulos	71	Chief Financial Officer and Treasurer	-
Dimitris Filippas	39	Deputy Chief Financial Officer	-
Maria Badekas	44	Secretary	-
Keith Bloomfield	45	Director	2016
Xenophon Galinas	59	Director	2018
Focko Nauta	58	Director	2016
Dimitrios Panagiotopoulos	55	Director	2017

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

Kostas Koutsoubelis joined our company in 2015 and serves as our Chief Operating Officer. During years 2007-2010, he was member of our Board of Directors and had served as our Vice President and Treasurer. Before rejoining our company in 2015, he was Chief Operating Officer at Excel Maritime since 2011, reporting directly to the Board of Directors. In addition, Mr. Koutsoubelis was the group financial director of the Restis Group of Companies and also Chairman of the Board of Golden Energy Marine Corp. Furthermore, he was a member of the Board of Directors of First Business Bank, South African Marine Corp S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure, he joined International Reefer Services S.A., a major shipping company, as financial director. In the past, he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He was Vice President of the Board of the Association of Banking and Financial Executives of Hellenic Shipping and was a governor in the Propeller Club Port of Piraeus.

Dimitris D. Papadopoulos became our chief financial officer in November 2013 having served in the same position from 2007 to 2008. Mr. Papadopoulos started his career with Citigroup in New York from 1968 to 1970, in the European credit division, and was later posted in Athens from 1970 to 1975, where he left as general manager of corporate finance to join Archirodon Group Inc. There he served as financial and administration vice president from 1975 to 1991, which included the financial supervision of the Group's shipping division, the Konkar Group. He served as chairman and chief executive officer of the group's U.S. arm, Delphinance Development Corp. from 1984 to 1991. In addition to its real estate development, oil and gas development and venture capital investments, Delphinance owned several U.S. contracting companies engaged in both the public and private sectors, with special expertise in harbor and marine works. In 1991, he assumed the position of managing director of Dorian Bank, a full-charter commercial and investment bank in Greece, where he served until 1996. From 1996 until 1998 and from 2000 until 2001, he was a freelance business consultant. From 1998 to 1999, he served as managing director of Porto Carras S.A., a resort hotel in Northern Greece. Later, as executive vice president at the Hellenic Investment Bank, from 1999 to 2000, he was responsible for developing the bank's new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations. From 2004 until April 2007, Mr. Papadopoulos served as president of Waterfront Developments S.A. As a Fullbright grantee, Mr. Papadopoulos studied economics at Austin College, Texas (B.A. and "Who's Who amongst Students in American Colleges and Universities" - 1968) and did graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.

Dimitris K. Filippas became our Deputy Chief Financial Officer in November 2013. Mr. Filippas has been the finance manager for Free Bulkers S.A. since 2007.   Mr. Filippas has substantial experience in the ship finance field. He holds a BSc in Banking and International Finance from Cass Business School and a Master’s Degree in Shipping Business with Distinction from LGU.

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

Dimitrios Panagiotopoulos joined our Board of Directors in 2007. He was manager at the Non-Performing Customers - Gen. Division of EUROBANK S.A. from March 2014 until June 2015. Previously, he was the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he served from April 2004 until February 2014. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a master’s of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

B.	Compensation

Director Compensation

The total gross cash compensation paid for each of the years ended December 31, 2014 and 2015 to our directors was $40,000 and $nil, respectively. Starting from the fourth quarter in 2015, we have reduced the fee we pay to each of our non-executive directors to $3,000 per quarter, except that if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Our directors received shares of common stock in addition to directors’ fees in 2013.

Management Compensation

The Company currently does not pay any cash compensation to the Company’s executive officers, including our President and Chief Executive Officer and our Chief Financial Officer. Instead, the Company has entered into amended and restated services agreements with the Managers, pursuant to which the Company pays the Managers a monthly fee of $136,275 for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, including the services of the Company’s President and Chief Executive Officer and Chief Financial Officer, plus expenses.

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our President and Chief Executive Officer or our Chief Financial Officer. Instead, their services are provided pursuant to the terms of amended and restated services agreements with the Managers. Pursuant to the terms of these services agreements, we pay the Managers a monthly fee of $136,275 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, plus expenses. The Managers are also entitled to a termination fee if the agreements are terminated upon a “change of control” as defined in the services agreements. See “Certain Relationships and Related Transactions—Manager.”

In determining the amount to be paid to the Managers under the services agreement, our Board of Directors considers the costs incurred and expected to be incurred by the Managers in providing the services within industry standards.

From time to time, the compensation committee also considers the appropriateness of granting to our directors, executive officers and certain key employees of the Managers restricted shares of our common stock, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our shareholders. In determining the amount of these grants, the compensation committee considers the then-current market price of our common stock, the aggregate share holdings of our directors, management and key employees of the Managers, the results of the Company’s operations for the year, and the contribution of the Board, management and the Managers to the Company’s results.

On November 17, 2015, the Company pursuant to the approval of the Company’s Compensation Committee, issued an aggregate of 250 shares of its common stock to officers and employees as an incentive for their commitment and hard work during adverse market conditions.

On March 14, 2016, the Company, pursuant to the unanimous written consent of the Board of Directors, issued 47,893 common shares to the Manager for settling $250, part of unpaid amount due in connection with services provided to the Company by the Manager. The common shares issued were valued at the consolidated closing bid price of the common stock at the day of the issuance.

C.	Board Practices

The term of our Class A directors expires in 2018, the term of our Class B directors expires in 2016 and the term of our Class C directors expires in 2017. There are no agreements between us and any director that provide for benefits upon termination or retirement.

Board Responsibilities, Structure and Requirements

Our Board of Directors oversees, counsels and directs management in our long-term interests and those of our shareholders. The Board’s responsibilities include:

●	Evaluating the performance of, and selecting, our President and Chief Executive Officer and our other executive officers;

●	Reviewing and approving our major financial objectives and strategic and operating plans, business risks and actions;

●	Overseeing the conduct of our business to evaluate whether the business is being effectively managed; and

●	Overseeing the processes for maintaining the integrity of our financial statements and other publicly disclosed information in compliance with law.

Ion G. Varouxakis serves as both Chairman of the Board and as our President and Chief Executive Officer. The Board believes that the combined role of Chairman of the Board and President and Chief Executive Officer is the appropriate leadership structure for us at this time. This leadership model provides efficient and effective leadership of our business, and the Board believes Mr. Varouxakis is the appropriate person to lead both our Board and the management of our business.

We encourage our directors to attend formal training programs in areas relevant to the discharge of their duties as directors. We reimburse directors for all expenses they incur in attending such programs.

All of our directors are expected to comply with our Code of Business Conduct and Ethics and our Insider Trading Policy.

Meetings and Committees of the Board of Directors

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2015, our Board of Directors held two meetings and also approved certain actions by unanimous written consent. All of our directors attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served. We strongly encourage all directors to attend our annual meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that each member of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, corporate governance and nominating committees and corporate governance guidelines are posted in the “Corporate Governance” section of our website at www.freeseas.gr, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

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

Compensation Committee

Our compensation committee consists of Messrs. Panagiotopoulos and Bloomfield, each of whom is an independent director. The compensation committee reviews and approves the equity compensation of our executive officers. Currently, we do not pay cash compensation to our executive officers. We have entered into services agreements with Free Bulkers, S.A. and OpenSeas Maritime S.A., (the “Managers”), which are entities controlled by Mr. Varouxakis, pursuant to which they provide us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services.

Nominating Committee

Our nominating committee consists of Messrs. Galinas and Bloomfield, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

In connection with the selection and nomination process, the nominating committee, along with the full Board of Directors, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate's time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate's knowledge of the rules and regulations of the SEC and the NASDAQ Stock Market, and accounting and financial reporting requirements; (vi) the candidate's ability to satisfy the criteria for independence established by the SEC and the NASDAQ Stock Market; and (vii) the interplay of the candidate's experience with the experience of other Board members.

Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Bloomfield and Nauta, each of whom is an independent director. The corporate governance committee ensures that we have and follow appropriate governance standards.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee (i) has ever been an officer or employee of us, (ii) had any relationship requiring disclosure by us under SEC rules, or (iii) is an executive officer of another entity where one of our executive officers serves on the Board of Directors.

Director Independence

Our securities are listed on the OTCQB and we are not required to have any independent directors. The Board of Directors has evaluated whether each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ requirements, the Board of Directors made a subjective determination as to each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the Board of Directors reviewed and discussed information provided by each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas is “independent” within the meaning of such rules.

Shareholder Communication with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for shareholders to communicate in writing with members of the Board of Directors, any such communications received by the Company will be forwarded to our Board of Directors. Because our Board of Directors is relatively small, and our shares of common stock are not widely held, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. The corporate governance committee is responsible for overseeing these guidelines and making recommendations to the Board concerning corporate governance matters. Among other matters, the guidelines address the following items concerning the Board and its committees:

●	Director qualifications generally and guidelines on the composition of the Board and its committees;

●	Director responsibilities and the standards for carrying out such responsibilities;

●	Board committee requirements;

●	Director compensation;

●	Director access to management and independent advisors;

●	Director orientation and continuing education requirements; and

●	CEO evaluation, management succession and CEO compensation.

Role of Board in Risk Oversight

We have a risk management process in which management is responsible for managing our risks and the Board and its committees provide review and oversight in connection with these efforts. Risks are identified, assessed and managed on an ongoing basis by management and addressed during periodic senior management meetings, resulting in both Board and committee discussions and public disclosure, as appropriate. The Board is responsible for overseeing management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board administers this risk oversight function either through the full Board or through one of its standing committees, each of which examines various components of our enterprise risks as part of its responsibilities. An overall review of risk is inherent in the Board’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting, financial reporting, enterprise resource planning, and collectability of receivables), legal and compliance risks and other risk management functions. The other Board committees are involved in the risk assessment process as needed.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws.

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

2014 Equity Incentive Plan

On July 30, 2014, the Company’s Board of Directors approved the Company’s 2014 Equity Incentive Plan (the “2014 Plan”). Under the terms of the 2014 Plan, the Company may issue (1) stock options (incentive and non-statutory), (2) restricted stock, (3) stock appreciation rights, or SARs, (4) restricted stock units, or RSUs, (5) other stock-based awards, and (6) cash-based awards. The 2014 Plan provided for the issuance of up to one of common stock. The Board determines the exercise price, vesting and expiration period of the grants under the 2014 Plan. However, the exercise price of an incentive stock option may not be less than 110% of fair value of the common stock at the date of the grant for a 10% or more shareholder and 100% of fair value for a grantee who is not a 10% shareholder. The fair value of the common stock is determined based on quoted market price or in absence of such quoted market price, by the Board in good faith. Additionally, the vesting period of the grants under the 2014 Plan may not be more than five years and expiration period not more than ten years. On November 5, 2014, the Company amended the 2014 Plan, which increased the authorized number of shares of common stock issuable thereunder from one to three.

On November 10, 2014, the Company pursuant to the recommendation of the Company’s Compensation Committee and the Board of Directors’ approval, issued an aggregate of two shares of its common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions. In addition, the Company issued an aggregate of nil shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014. Subject to the provisions of a restricted stock award granted to the holders by the Company pursuant to its Amended 2014 Plan, nil shares of its common stock were vested on May 10, 2015, one share of its common stock was vested on November 10, 2015 and one share of its common stock will vest on November 10, 2016.

On October 12, 2015, the Company amended the 2014 Plan, which increased the authorized number of shares of common stock issuable thereunder to 250.

On November 17, 2015, the Company pursuant to the recommendation of the Company’s Compensation Committee, issued an aggregate of 250 shares of its common stock to officers and employees as an incentive for their commitment and hard work during adverse market conditions. The stock based compensation expense recognized in the fourth quarter of 2015 in relation to these common shares granted was $120.

Pursuant to the plan, there are no shares of the Company’s common stock available for grant as of December 31, 2015.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

None.

B.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the Managers (Free Bulkers S.A. and OpenSeas Maritime S.A., respectively), pursuant to ship management agreements between each of the subsidiaries and the Managers.

Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $18,975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays Free Bulkers and OpenSeas Maritime a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of Free Bulkers and OpenSeas Maritime. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Knight during the year ended December 31, 2014.

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. In this respect, the Company paid Free Bulkers $122 relating to the sale of the M/V Free Jupiter during the year ended December 31, 2014.The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. The vessel was managed by OpenSeas Maritime. On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000, such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale.

On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with the National Bank of Greece (NBG), which had a mortgage on the vessel. In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Impala during the year ended December 31, 2014. During the year ended December 31, 2013, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with Free Bulkers amounting to $35, $36 and $104 for the year ended December 31, 2015, 2014 and 2013, respectively, included in “Commissions” in the accompanying consolidated statements of operations.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, were sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro, respectively, and are managed by OpenSeas Maritime. In this respect, the Company owes Free Bulkers an aggregate of $110 relating to the sale of the M/V Free Hero and M/V Free Goddess.

The Company also pays, as per its services agreement with Free Bulkers, a monthly fee of $136 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2015 would be approximately $60,080.

Fees and expenses charged by the Managers are included in the Company’s consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” and “Gain on sale of vessel”. The total amounts charged for the year ended December 31, 2015, 2014, and 2013 amounted to $2,800 ($1,070 of management fees, $1,635 of services fees, $88 of superintendent fees and $7 for other expenses) $3,528 ($1,605 of management fees, $1,650 of services fees, $265 of superintendent fees and $8 for other expenses), $3,133 ($1,490 of management fees, $1,499 of services fees, $131 of superintendent fees and $13 for other expenses), and respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $474 recognized as stock-based compensation expense for the issuance of 3 shares of the Company’s common stock to Free Bulkers in payment of $271 in unpaid fees due to Free Bulkers for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $954 recognized as gain for the issuance of 44 shares of the Company’s common stock to Free Bulkers in payment of $2,168 in unpaid fees due to Free Bulkers for the months of February through September 2013 and the issuance of 2 shares of the Company’s common stock to the non-executive members of its Board of Directors, in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

The balance due from the Manager as of December 31, 2015 and December 31, 2014 was $nil and $433 respectively. The amount paid to the Manager for office space during the year ended December 31, 2015, 2014 and 2013 was $140, $148 and $147, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations.

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

The closing high and low sales prices of our common stock as reported by the NASDAQ Stock Market or the OTCQB Market, as applicable, for the years, quarters and months indicated, are as follows (adjusted to give effect of our (i) one share for ten (10) share reverse stock split that was effective on February 14, 2013, (ii) the one share for five (5) share reverse stock split that was effective on December 2, 2013, (iii) the one share for seven and one-half share (7.5) reverse stock split that was effective on May 11, 2015, (iv) the one share for fifty (50) share reverse stock split that was effective on June 26, 2015, (v) the one share for sixty (60) share reverse stock split that was effective on January 15, 2016, and (vi) the one share for two hundred (200) share reverse stock split that was effective on April 14, 2016):

	Common Stock
For the Years Ended:	High	Low
December 31, 2011	$875,250,000	$90,000,000
December 31, 2012	416,250,000	15,750,000
December 31, 2013	130,500,000	3,825,000
December 31, 2014	10,980,000	315,000
December 31, 2015	240	120

	Common Stock
For the Quarters Ended:	High	Low
March 31, 2014	$10,980,000	$6,975,000
June 30, 2014	7,965,000	2,520,000
September 30, 2014	4,095,000	900,000
December 31, 2014	1,260,000	315,000
March 31, 2015	225,600	180,400
June 30, 2015	45,600	28,000
September 30, 2015	240	120
December 31, 2015	840	120
March 31, 2016	32	4

	Common Stock
For the Months Ended:	High	Low
November 30, 2015	$480	$360
December 31, 2015	240	120
January 31, 2016	32	30
February 28, 2016	8	6
March 31, 2016	4	4
April 30, 2016	3	1

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common stock began trading on the OTCQB on April 25, 2016 under the trading symbol “FREEF.” Between February 26, 2013 and April 22, 2016, our common stock traded on the NASDAQ Capital Market under the trading symbol “FREE.” Prior to that time, our common stock traded on the NASDAQ Global Market between November 8, 2007 and February 25, 2013 under the trading symbol “FREE.” Prior to that time, our common stock was traded on the NASDAQ Capital Market under the symbol “FREE.”

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

Shareholder Rights Plan

General

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of approximately $4 billion per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.

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

Detachment of the Rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

●	10 days following a public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

●	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

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

Until the rights distribution date:

●	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

●	any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

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

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

●	we are acquired in a merger or other business combination transaction; or

●	50% or more of our assets, cash flows or earning power is sold or transferred.

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

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

●	any person other than our existing shareholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

●	the occurrence of a flip-over event.

Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

●	to cure any ambiguity, omission, defect or inconsistency;

●	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

●	to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

C.	Material Contracts

The following is a summary of the agreements considered material to the Company and should be read together with the full text of such agreements.

●	On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants, following the execution of a Placement Agent agreement with DJS on May 21, 2014. The securities sold were 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 184 Series C Warrants, exercisable for five years at an initial price of $1.42 per share. Each share of Series D Preferred Stock sold has a stated value of $100 and is initially convertible into 92 shares of common stock at the initial conversion price of $1.09. As a result, the Company received proceeds of $24,070, net of fees amounting to $930. See "Item 18 Financial Statements — Note 16 Shareholders’ Equity".

●	The Company and certain of its subsidiaries entered into an agreement with Credit Suisse, on May 28, 2014, whereby the Company agreed to pay to Credit Suisse approximately $22,636 from the offering proceeds (see above) to eliminate all of its debt obligations owed to Credit Suisse, amounting to $37,636 as of that date, and be discharged and released from any and all payment obligations (actual and contingent) owed and payable by the Company in respect of all amounts of principal, interest thereon, fees, costs and expenses under the credit Facility Agreement and Master Swap Agreement, both dated December 24, 2007 (as amended and/or supplemented and/or restated from time to time). Under the terms of this agreement Credit Suisse undertook, upon receipt of such payment, to cancel all the remaining debt of $15,000 owed by the Company and to release (i) any and all liens it has on the assets of the Company and (ii) all corporate guarantees received from the Company’s subsidiaries. On May 30, 2014, the Company paid the amount of $22,636 to Credit Suisse, as per the agreement above and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to its vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt".

●	On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which granted the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. In addition, the terms of the charter afforded a number of purchase options during its course. An amount of $3,750 was deposited by the Company as security for the fulfillment of the terms of the charter. The Company has recorded the transaction as a “capital lease” due to the fact that the present value of the minimum lease payments exceeded 90% of the fair market value of the vessel. See "Item 18 Financial Statements — Note 7 Capital Lease". On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000 such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale. As a result of the above settlement agreement, the Company has written-off the capital lease and removed from its records the related short and long-term lease obligations, previously recorded as of December 31, 2014 in the amounts of $11,826, and $8,401, respectively, recognizing a loss of $3,058 in the accompanying consolidated statements of operations as of December 31, 2015. See "Item 18 Financial Statements — Note 6 “Options Advance Payments- Purchase of Leased Vessels".

●

On May 20, 2015, the M/V Free Hero, (1995-built, 24,318 dwt) and the M/V Free Goddess, (1995-built, 22,051 dwt) both Handysize dry bulk carriers, were sold for a gross sale price of $5,500 each payable in tranches, with certain conditions precedent, and a seller’s credit of $4,500 per vessel. An amount of $725 of the sales price remains payable by the new owners. The vessels have been renamed M/V Fiorello and M/V Figaro, respectively.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

●	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States;

●	we satisfy one of the following ownership tests (discussed in more detail below): (1) more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” which includes persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “Qualified Shareholder Ownership Test,” or (2) our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test;” and we are not considered “closely held,” which we refer to as the “Closely-Held Test;” and

●	we meet certain substantiation, reporting and other requirements.

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

Since the 2007 tax year, we have claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test. For 2015 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. While we expect to satisfy the Publicly-Traded Test for such years, there can be no assurance in this regard. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during the tax year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of issued and outstanding stock, is “primarily traded” on the OTCQB.

Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, our sole class of issued and outstanding stock, is listed on the OTCQB, and accordingly, we will satisfy this listing requirement.

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

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a “U.S. Individual Holder,” will generally be treated as “qualified dividend income” that is taxable to such a U.S. Individual Holder at preferential tax rates provided that (1) we are not a passive foreign investment company for the tax year during which the dividend is paid or the immediately preceding tax year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the OTCQB), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions treated as dividends paid by us that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Dividends paid by us to a U.S. Individual Holder are subject to the Net Investment Income Tax (generally, a tax of 3.8% on dividends, interest, and other investment income) provided that the U.S. Individual Holder’s “modified adjusted income” exceeds a designated threshold. Each U.S. Individual Holder should consult his or her own tax advisor to determine the applicability of the Net Investment Income Tax.

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

Passive Foreign Investment Company Status and Significant Tax Consequences. Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any tax year in which such holder held our common stock, either:

●	at least 75% of our gross income for such tax year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of the assets held by the corporation during such tax year produce, or are held for the production of, passive income.

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

Based on the rules governing PFICs and our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any tax year. Under IRS regulations the rental income that we derive from our shipping operations is not passive income if we regularly and directly perform active and substantial marketing, remarketing, management and operational functions with respect to the leasing of our vessels, which we do. Under a safe harbor rule contained in IRS regulations (applicable, among other circumstances, to vessels that are located outside the United States for more than 50% of the time during any taxable year, as our vessels are), the rental income we derive from our shipping operations is not passive income as long as our “active leasing expenses” (as defined in the regulations) equal or exceed 10% of our “adjusted leasing profit” (also as defined in the regulations). We believe that we met this safe harbor test during 2015 and we have no reason to believe that we will not meet it in future years. Accordingly, under the current IRS rules defining passive income, as applied to the conduct of our business, we do not believe that we are or will become a PFIC.

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

If we are determined to be a PFIC for any tax year (or portion thereof) that is included in the holding period of a U.S. Holder of our common stock, and the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for our first tax year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock, as described below, such holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its common stock; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a tax year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common stock during the three preceding tax years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common stock).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common stock;

●	the amount allocated to the U.S. Holder’s current tax year and any tax years in the U.S. Holder’s holding period before the first day of our first tax year in which we are a PFIC, will be taxable as ordinary income;

●	the amount allocated to other tax years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other tax year of the U.S. Holder.

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

If a U.S. Holder, at the close of its tax year, owns shares in a PFIC that are treated as “marketable stock,” the U.S. Holder may make a mark-to-market election with respect to such shares for such tax year. If the U.S. Holder makes a valid mark-to-market election for the first tax year of the U.S. Holder in which the U.S. Holder owns (or is deemed to hold) common stock in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common stock. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its common stock at the end of its tax year over the adjusted basis in its common stock. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common stock over the fair market value of its common stock at the end of its tax year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common stock will be treated as ordinary income. The mark-to-market election is available only if our common stock is treated as marketable stock. If our common stock is listed on the OTCQB and is regularly traded on such market in accordance with applicable Treasury Regulations, our common stock will be treated as “marketable stock” for this purpose. U.S. Holders are advised to consult with their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common stock under their particular circumstances.

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

Sale, Exchange or Other Disposition of Common Stock. Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the tax year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website athttp://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-49760.

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

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2016 fiscal year by approximately $75 based upon our debt level during the period in 2015 during which we had debt outstanding.

The following table sets forth for a period of five years the sensitivity of the only loan on M/V Free Neptune outstanding as of December 31, 2015 in U.S. dollars to a 100-basis-point increase in LIBOR.

Vessel Name	2016	2017	2018	2019	2020
Free Neptune	$75	$-	$-	$-	$-

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

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2015, 2014 and 2013, approximately 4%, 18% and 53%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2015 by approximately $137 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2015.

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

Charter Market Risk

Our revenues, earnings and profitability are affected by the prevailing charter market rates. During 2015, the BDI remained volatile. In 2015, the BDI reached a high of 1,118 and a low of 471. Furthermore, charter rates have been particularly volatile during the first four months of 2016. In the first four months of 2016, the BDI reached a high of 500 and a low of 290. Such chartering market volatility is expected to adversely impact our financial performance for the relevant quarter including its net income and cash flow.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Please see “Item 5. Operating and Financial Review and Prospects - Recent Developments” and “- Long-Term Debt” for a full description of loan defaults.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Except as described elsewhere in this document, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in 2015 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2015. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on that evaluation under this framework, our management concluded that as of December 31, 2015, our internal control over financial reporting was effective.

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

Changes to Internal Controls and Procedures for Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services.

Independent Public Accountants Fees

The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2015	2014
Audit fees (1)	$90	$150
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$90	$150

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2015 and 2014, as well as fees for services related to the Company’s additional filings relating to possible capital raises.

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

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended December 31, 2015.

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

Not applicable.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements

See Financial Statements attached hereto as pages F-1 to F-35.

Item 19.	Exhibits

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-5 for the year ended December 31, 2010 and incorporated herein by reference

1.6	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 12, 2013	Exhibit 3.01 to Registrant’s Form 6-K filed on February 14, 2013 and incorporated herein by reference

1.7	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on November 26, 2013	Exhibit 3.01 to Registrant’s Form 6-K, as filed on December 2, 2013 and incorporated herein by reference.

1.8	Form of Certificate of Designation, Rights and Preferences of the Series D Convertible Preferred Stock	Exhibit 3.08 to Amendment No. 1 to Registrant’s Form F-1 (File. No. 333-195166), filed on May 1, 2014 and incorporated herein by reference.

1.9	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on May 5, 2015.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on May 8, 2015 and incorporated herein by reference.

1.10	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on June 19, 2015.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on June 25, 2015 and incorporated herein by reference.

1.10	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on January 8, 2016.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on January 14, 2016 and incorporated herein by reference.

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.2	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Exhibit 4.12 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.3	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.4	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.5	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.6	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.7	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.8	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.9	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.10	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.11	Form of Series C Warrant	Exhibit 4.03 to Amendment No. 1 to Registrant’s Form F-1 (File. No. 333-195166), filed on May 1, 2014 and incorporated herein by reference.

4.12	Form of Placement Agent Agreement by and between the Company and Dawson James Securities, Inc.	Exhibit 10.78 to Amendment No. 3 to Registrant’s Form F-1 (File No. 333-195166), filed May 21, 2014 and incorporated herein by reference.

4.13	Deed of Release and Reassignment, dated as of May 30, 2014, by and among FreeSeas Inc., Free Bulkers S.A., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A. and Credit Suisse AG	Exhibit 10.80 to Registrant’s Form F-1 (File No. 333-197753), filed July 31, 2014 and incorporated herein by reference.

4.14	Waiver of Debt, dated as of May 30, 2014, by Credit Suisse AG in favour of FreeSeas Inc., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A. and Free Bulkers S.A.	Exhibit 10.81 to Registrant’s Form F-1 (File No. 333-197753), filed July 31, 2014 and incorporated herein by reference.

4.15	Memorandum of Agreement, dated as of August 14, 2014, by and between Adventure Nine S.A. and Mirae Shipping (H.K.) Co Ltd.	Exhibit 10.82 to Registrant’s Form F-1 (File No. 333-199551), filed October 22, 2014 and incorporated herein by reference.

4.16	Memorandum of Agreement, dated as of September 11, 2014, by and between Adventure Eight S.A. and Jupiter Bulker AS	Exhibit 10.83 to Registrant’s Form F-1 (File No. 333-199551), filed October 22, 2014 and incorporated herein by reference.

4.17	Guarantee, dated as of September 11, 2014, by FreeSeas Inc. in favor or Jupiter Bulker AS	Exhibit 10.84 to Registrant’s Form F-1 (File No. 333-199551), filed October 22, 2014 and incorporated herein by reference.

4.18	Securities Purchase Agreement, dated January 5, 2015, by and between the Company and Himmil Investments Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on January 7, 2015 and incorporated herein by reference.

4.19	Form of Convertible Note, dated January 5, 2015, issued to Himmil Investments Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on January 7, 2015 and incorporated herein by reference.

4.20	Securities Purchase Agreement, dated February 5, 2015, by and between the Company and Himmil Investments Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on February 6, 2015 and incorporated herein by reference.

4.21	Form of Convertible Note, dated February 5, 2015, issued to Himmil Investments Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on February 6, 2015 and incorporated herein by reference.

4.22	Securities Purchase Agreement, dated March 5, 2015, by and between the Company and Glengrove Small Cap Value Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on March 10, 2015 and incorporated herein by reference.

4.23	Form of Convertible Note, dated March 5, 2015, issued to Glengrove Small Cap Value Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on March 10, 2015 and incorporated herein by reference.

4.24	Securities Purchase Agreement, dated April 16, 2015, by and between the Company and Alderbrook Ship Finance Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on April 22, 2015 and incorporated herein by reference.

4.25	Form of Convertible Note, dated April 16, 2015, issued to Alderbrook Ship Finance Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on April 22, 2015 and incorporated herein by reference.

4.26	Securities Purchase Agreement, dated June 13, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on June 8, 2015 and incorporated herein by reference.

4.27	Form of Convertible Note, dated June 13, 2015, issued to Casern Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on June 8, 2015 and incorporated herein by reference.

4.28	Form of Securities Purchase Agreement, dated July 13, 2015, by and between the Company and AMVS Value Fund Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.29	Form of Convertible Note, dated July 13, 2015, issued to AMVS Value Fund Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.30	Form of Registration Rights Agreement, dated July 13, 2015, by and between the Company and AMVS Value Fund Ltd.	Exhibit 99.3 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.31	Form of Securities Purchase Agreement, dated September 2, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.32	Form of Convertible Note, dated September 2, 2015, issued to Casern Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.33	Form of Registration Rights Agreement, dated September 2, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.3 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.34	Form of Securities Purchase Agreement, dated October 26, 2015, by and between the Company and ALSA Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on October 29, 2015 and incorporated herein by reference.

4.35	Form of Convertible Note, dated October 26, 2015, issued to ALSA Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on October 29, 2015 and incorporated herein by reference.

4.36	Form of Securities Purchase Agreement, dated December 8, 2015, by and between the Company and MTR3S Holding Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on December 11, 2015 and incorporated herein by reference.

4.37	Form of Convertible Note, dated December 8, 2015, issued to MTR3S Holding Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on December 11, 2015 and incorporated herein by reference.

4.38	Form of Securities Purchase Agreement, dated January 6, 2016, by and between the Company and Alpha Capital Anstalt	Exhibit 99.1 to Registrant's Form 6-K, as filed on January 19, 2016 and incorporated herein by reference.

4.39	Form of Convertible Note, dated January 6, 2016, issued to Alpha Capital Anstalt	Exhibit 99.2 to Registrant's Form 6-K, as filed on January 19, 2016 and incorporated herein by reference.

4.40	Form of Securities Purchase Agreement, dated March 1, 2016, by and between the Company and MTR3S Holding Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on March 4, 2016 and incorporated herein by reference.

4.41	Form of Convertible Note, dated March 1, 2016, issued to MTR3S Holding Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on March 4, 2016 and incorporated herein by reference.

8.1	Subsidiaries of the Registrant	Filed herewith

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed herewith

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed herewith

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

101 INS	XBRL Instance Document	Submitted herewith

101 SCH	XBRL Taxonomy Extension Schema Document	Submitted herewith

101 CAL	XBRL Taxonomy Calculation Linkbase Document	Submitted herewith

101 LAB	XBRL Taxonomy Labels Linkbase Document	Submitted herewith

101 PRE	XBRL Taxonomy Presentation Linkbase Document	Submitted herewith

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document	Submitted herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

Dated: May 17, 2016	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

805 Third Avenue New York, NY 10022 212.838.5100 212.838.2676/ Fax www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FreeSeas Inc.

We have audited the accompanying consolidated balance sheets of FreeSeas Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreeSeas Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has failed to meet scheduled payment obligations under its loan facilities and has not complied with certain covenants included in its loan agreements and is in default in other agreements with various counter parties. Furthermore, the vast majority of the Company’s assets are considered to be highly illiquid and if the Company were forced to liquidate, the amount realized by the Company could be substantially lower that the carrying value of these assets. These conditions among others raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 3. The 2015 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

New York, NY

May 17, 2016

New York, NY Washington DC Mumbai, India San Francisco, CA Las Vegas, NV Kansas City, KS Beijing, China Athens, Greece

Member: ANTEA International with affiliated offices worldwide

FREESEAS INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Notes	December 31, 2015	December 31, 2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$20	$45
Trade receivables, net of provision of $3,263 and $3,263 for 2015 and 2014, respectively.		206	594

Due from related party	4	-	433
Inventories		476	166
Deferred charges - current portion	8	8	16
Prepayments and other		515	664
Guarantee Deposit		164	-
Other Current Assets		25	25

Total current assets		1,413	1,943

Vessels, net	5	10,305	50,484
Leased vessel, net	6	7,000	11,826

Total non-current assets		17,305	62,310

Total assets		$18,718	$64,253

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable		$7,715	$8,444
Convertible notes, net	10	930	166
Accrued liabilities	7	5,946	4,588
Unearned revenue		-	52
Due to related party		713	-
Put option liability	6	2,575	-
Lease - current portion	6	-	1,944
Bank loans - current portion	11	17,598	17,598
Total current liabilities		35,478	32,792

LONG - TERM LIABILITIES:
Lease - net of current portion	6	-	6,457

Total long - term liabilities		-	6,457

Total liabilities		35,478	39,249
Commitments and Contingencies	12	-	-

SHAREHOLDERS’ (DEFICIT) EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized, Series D Convertible Preferred Stock, $0.001 par value, 250,000 shares designated, 8,160 issued and outstanding at December 31, 2015 and December 31, 2014.	14,16	-	-
Common stock, $0.001 par value; 750,000,000 shares authorized, 18,629 and 25 shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively.	14,16	-	-
Additional paid-in capital		221,114	209,931
Accumulated deficit		(237,874)	(184,927)

Total shareholders’ (deficit) equity		(16,760)	25,004

Total liabilities and shareholders’ (deficit) equity		$18,718	$64,253

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Years Ended December 31,
	2015	2014	2013
OPERATING REVENUES	$2,304	$3,773	$6,074

OPERATING EXPENSES:
Voyage expenses	(1,831)	(829)	(2,669)
Commissions	(174)	(274)	(517)
Vessel operating expenses	(4,967)	(16,131)	(10,865)
Depreciation expense (Note 5)	(3,585)	(5,320)	(5,728)
Amortization of deferred charges (Note 8)	-	-	(199)
Management and other fees to a related party (Note 4)	(1,070)	(1,605)	(1,490)
General and administrative expenses	(4,252)	(4,104)	(3,904)
Provision and write-offs of insurance claims and bad debts	525	(872)	(1,215)
Loss on sale of vessels (Note 5)	(7,620)	(1,098)	-
Loss on commitment and contingency (Note 6)	(2,000)	-	-
Contractual derivative obligation (Note 6)	(3,300)	-	-
Bareboat Hire	(493)	-	-
Vessels impairment charge (Notes 5)	(18,891)	-	(27,455)

Loss from operations	(45,354)	(26,460)	(47,968)

OTHER INCOME (EXPENSE):
Interest and finance costs	(5,026)	(2,342)	(2,381)
Loss on derivative instruments (Note 9)	-	(21)	(40)
Loss on settlement of liability through stock issuance (Note 16)	-	-	(3,914)
Gain on settlement of payable	313	-	1,149
Other income/ (expense) (Note 16)	177	78	(5,184)
Gain on debt extinguishment	-	16,057	9,633
Loss due to capital lease write-off (Note 6)	(3,058)	-	-

Other income (expense)	(7,595)	13,772	(737)

Net loss	$(52,949)	$(12,688)	$(48,705)

Basic loss per share	$(33,661.16)	$(1,153,454.54)	$(24,352,500)
Diluted loss per share	$(33,661.16)	$(1,153,454.54)	$(24,352,500)
Basic weighted average number of shares	1,573	11	2
Diluted weighted average number of shares	1,573	11	2

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands of United States Dollars, except for share data)

	Preferred Shares (Notes 1,13 & 16)	Preferred Shares $	Common Shares (Notes 1,13 & 15 & 16)	Common Shares $	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity (Deficit)

Balance December 31, 2012	-	$-	-	$-	$131,337	$(123,534)	$7,803
Net loss	-	-	-	-	-	(48,705)	(48,705)
Stock compensation expense	-	-	-	-	42	-	42
Stock issued pursuant to debt extinguishment (Exchange Agreement, (Note 16)	-	-	3	-	20,576	-	20,576
Stock issued to Manager	-	-	-	-	2,837	-	2,837
Stock issued for cancellation of covenant	-	-	-	-	1,180	-	1,180
Stock issued for settlement of liability	-	-	2	-	13,599	-	13,599
Stock issued to Company’s officers, directors and employees	-	-	-	-	3,783	-	3,783
Stock issued for convertible notes	-	-	-	-	375	-	375
Beneficial conversion feature	-	-	-	-	262	-	262
Preferred stock issued for cash	100,000	-		-	10,000	-	10,000
Preferred stock converted into common stock	(44,000)	-	-	-	-	-	-
Stock issued through equity lines	-	-	-	-	1,041	-	1,041
Balance December 31, 2013	56,000	-	5	-	185,032	(172,239)	12,793
Net loss	-	-	-	-	-	(12,688)	(12,688)
Stock compensation expense	-	-	2	-	637	-	637
Cashless warrants exercised	-	-	13	-	-	-	-
Beneficial conversion feature	-	-	-	-	164	-	164
Common stock issued for convertible notes	-	-	-	-	128	-	128
Series D Preferred stock issued for cash	250,000	-	-	-	23,969	-	23,969
Series D Preferred stock converted into common stock	(241,840)	-	5	-	-	-	-
Series C Preferred stock converted into common stock	(56,000)	-	1	-	-	-	-
Balance December 31, 2014	8,160	-	26	-	209,930	(184,927)	25,004
Net loss	-	-	-	-	-	(52,949)	(52,949)
Stock compensation expense	-	-	250	-	898	-	898
Cashless warrants exercised	-	-	8,544	-	-	-	-

Stock issued for settlement of liability	-	-	117	-	1,004		1,004
Common stock issued for convertible notes	-	-	9,692	-	9,282	-	9,282
Balance December 31, 2015	8,160	$-	18,629	$-	$221,114	$(237,874)	$(16,760)

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States Dollars)

	Years Ended
	December 31, 2015	December 31, 2014	December 31, 2013
Cash Flows from Operating Activities:
Net loss	$(52,949)	$(12,688)	$(48,705)
Adjustments to reconcile net loss to net used in operating activities
Depreciation expense (Note 5)	3,585	5,320	5,728
Loss on sale of vessel	7,620	1,098	-
Amortization of debt discount	4,383	40	249
Gain on debt extinguishment principal (Note 11)		(15,000)	(9,633)
Gain on debt extinguishment - accrued interest		(449	-
Gain on debt extinguishment - accrued fees		(1,409)	-
Loss on debt extinguishment - deferred finance costs (Note 8)		801	-
Gain on settlement of payable	(313)	-	(1,149)
Common stock issued to Manager (Note 16)	-	-	2,836
Common stock issued for cancellation of covenant (Note 16)	-	-	1,180
Common stock issued to Company’s officers, directors and employees (Note 16)	-	-	3,783
Loss on settlement of liability through stock issuance (Note 16)	-	-	3,914
Amortization of deferred financing fees (Note 8)	8	226	904
Amortization of deferred dry-docking and special survey costs (Note 8)		167	199
Provision and write-offs of insurance claims and bad debts	-	-	-
Stock-based compensation charge (Note 15)	898	638	42
Write off of deferred financing fees (Note 8)	-	-	939
Write off of capital lease	3,057	-	-
Loss on commitment and contingency (Note 6)	2,000	-	-
Contractual derivative liability (Note 6)	3,300	-	-
Other write offs	525	-	-
Change in fair value of derivatives (Note 9)	-	(200)	(246)
Vessel impairment loss (Notes 5)	18,891	-	27,455

Changes in:
-Trade receivables	388	724	(88)
-Insurance claims	-	186	90
-Due from related party	433	734	(821)
-Inventories	(310)	(134)	489
-Prepayments and other	174	150	(450)
-Accounts payable	2,117	(1,362)	7,657
-Accrued liabilities	1,357	1,515	2,112
-Unearned revenue	(52)	52	(204)
-Due to related party	(713)	-	(94)
-Dry-docking and special survey costs paid (Note 8)	-	-	(167)
(Increase) - decrease of deferred charges (Note 8)	-	-	-
Dry-docking and special survey costs for vessels held for sale (Note 8)	-	-	-

Net Cash used in Operating Activities	(8,175)	(19,593)	(3,978)

Cash flows from Financing Activities:
Increase in restricted cash	-	-	-
Proceeds from convertible notes (Note 10)	7,172	304	489
Repayment of bank loans	-	(27,089)	-
Issuance of convertible preferred stock for cash, net (Note 16)		23,970	10,000
Proceeds from sale of common stock (Note 16)	-	-	1,041
Proceeds from sale of vessels	978	14,872	-

Net Cash provided by Financing Activities	8,150	12,057	11,530

Net increase (decrease) in cash and cash equivalents	(25)	(7,536)	7,552
Cash and cash equivalents, beginning of year	45	7,581	29

Cash and cash equivalents, end of year	$20	$45	$7,581

Supplemental Cash Flow Information:
Cash paid for interest	$-	$960	$124
Cash paid for taxes	$-	$-	$-
Non-Cash Operating Activities:
Shares issued to settle fees owed to the Manager (Note 4)	$-	$-	$2,559
Notes converted to common stock (Notes 10)	$5,389	$129	$375
Common stock issued for current debt extinguishment	$-	$-	$20,575
Common stock issued for repayment of payables	$-	$-	$13,599
Beneficial Conversion feature	$-	$164	$262
Bareboat Charter Lease	$-	$12,250	$-
Security deposit for charter terms	$-	$3,750	$-

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

We have contracted the management of our fleet to entities controlled (our Managers) by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer [and one of our principal shareholders]. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space (see Note 4).

Effective May 11, 2015 and June 26, 2015, the Company effectuated a 7.5-to-1 reverse stock split and a 50-to-1 reverse stock split, respectively, on its issued and outstanding common stock. Effective January 15, 2016, and April 14, 2016, the Company effectuated a 60-to-1 and a 200-to-1 reverse stock split respectively, on its issued and outstanding common stock (Note 14). All share and per share amounts disclosed in the financial statements give effect to the reverse stock splits retroactively, for all periods presented.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro, respectively (Note 6).

On June 10, 2015 the Company acquired a 51% controlling stake in the newly formed Standcorp International Limited (“Standcorp”). The rest of the shares are owned by non-affiliated entities associated with the Marvin group of companies, whose extensive experience for over twenty years has focused in the operation and ownership of tanker vessels. Standcorp will engage in the commercial operation of product and crude oil tankers covering a large array of sizes, by contracting them through time charter or bareboat charter arrangements, and subsequently deploying them in the spot market or in fulfillment of contract cargoes. The Company intends to operate in generic markets but also to focus on a number of niche markets, such as West Africa. In addition, the Company shall, depending on market conditions, commercially operate dry-bulk carriers either chartered-in, acquired, or through services agreements with affiliated Owners, including the Company’s tonnage.

During the year ended December 31, 2015, the Company owned two Handysize dry bulk carriers and operated four Handysize dry bulk carriers. As of December 31, 2015, FreeSeas is the owner of the outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract/Bareboat Charter Termination	Date of Initiation of Bareboat Charter

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A	N/A
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A	N/A
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A	N/A
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	05/20/15	N/A	N/A
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	05/20/15	N/A	N/A
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	02/18/14	N/A	N/A
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	09/16/14	N/A	N/A
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	09/24/14	N/A	N/A
Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A	N/A
Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A	N/A
Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A	N/A
Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12	N/A
Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12	N/A
Nemorino Shipping S.A.	100%	Nemorino	Handymax	47,777	2002	N/A	N/A	09/09/15	09/16/14
Fiorello Shipping S.A.	100%	Fiorello	Handysize	24,318	1995	N/A	N/A	N/A	05/20/15
Figaro Shipping S.A.	100%	Figaro	Handysize	22,051	1995	N/A	N/A	N/A	05/20/15
Standcorp International Limited	51%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

2.	Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or “U.S. GAAP”) and include in each of the three years in the period ended December 31, 2014 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2015 and 2014, no such interest existed.

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

c) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. For the year ended December 31, 2015, two charterers individually accounted for more than 10% of the Company’s voyage revenues, two charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2014, and two charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2013 as follows:

Charterer	2015	2014	2013
A	39%	39%	32%
B	31%	34%	12%

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

f) Trade Receivables, net: The amount shown as Trade Receivables at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of an allowance for doubtful debts. An estimate is made of the allowance for doubtful debts based on a review of all outstanding amounts at year end, and an allowance is made for any accounts which management believes are not recoverable.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

g) Insurance Claims: Insurance claims comprise claims submitted and/or claims in the process of compilation for submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. They are recorded as incurred on the accrual basis and represent the claimable expenses incurred, net of deductibles, the recovery of which is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed. Any non-recoverable amounts are included in accrued liabilities and depending on their nature, are classified as operating expenses or voyage expenses in the statements of operations. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

h) Inventories: Inventories, which are comprised of bunkers and lubricants remaining on board of the vessels at year end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.

i) Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred.

j) Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s assets, the fleets useful life was increased from 27 to 28 years since the date of initial delivery from the shipyard. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels.

k) Vessels held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups of assets as being held for sale in accordance with ASC 360, “Property, Plant and Equipment,” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset; (ii) the asset is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the consolidated balance sheet.

l) Impairment of Long-lived Assets: The Company follows the guidance under ASC 360, “Property, Plant and Equipment,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker’s valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as future undiscounted net operating cash flows, vessel sales and purchases, business plans and overall market conditions. In performing the recoverability tests the Company determines future undiscounted net operating cash flows for each vessel and compares it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the Company’s alternative courses of action, estimated vessel’s utilization, its scrap value, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated useful life of the vessel, net of vessel operating expenses adjusted for inflation, and cost of scheduled major maintenance. When the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2015, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and ten-year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company, as a result of the current unprecedented adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, concluded to recognize an impairment charge of $18,891 for the M/V Free Maverick during the year ended December 31, 2015, in the accompanying consolidated statement of operations.

m) Accounting for Special Survey and Dry-docking Costs: Effective as of January 1, 2014, the Company changed the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred were deferred and amortized over periods of five and two and a half years, respectively. The Company now follows the direct expense method of accounting for special survey and dry-docking costs whereby costs are expensed in the period incurred for the vessels.

n) Financing Costs: Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods, using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, if the refinancing is deemed to be a debt extinguishment under the provision of ASC 470-50 “Debt: Modifications and Extinguishments.”

o) Unearned Revenue: Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. These amounts are recognized as revenue over the voyage or charter period.

p) Interest Rate Swaps: The Company used interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements, designated as “economic hedges” were recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria were met. During the years ended December 31, 2013, 2014 and 2015, there was no derivative transaction meeting such hedge accounting criteria; therefore, the change in their fair value was recognized in earnings.

q) Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents, trade receivables (net of allowance), insurance claims, prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities and long-term debt. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, approximate their respective fair values.

r) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

s) Fair value option: In February, 2007, the FASB issued ASC 825, “Financial Instruments,” which permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company evaluated the guidance contained in ASC 825 and elected not to report any existing financial assets or liabilities at fair value that are not already reported at fair value, therefore the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this pronouncement.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

t) Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms, in return for payment of an agreed upon freight rate per ton of cargo. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading of its next fixed cargo and is deemed to end upon the completion of the discharge of the current cargo. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is provided. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned. Probable losses on voyages in progress are provided for in full at the time such losses can be estimated.

u) Profit Sharing Arrangements: From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may have received additional income at an agreed percentage of net earnings earned by such charterer, where those earnings are over the base rate of hire and settled periodically during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned.

v) Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income as incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

w) Stock-Based Compensation: Following the provisions of ASC 718, “Compensation- Stock Compensation” the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was in substance, a separate award.

x) Earnings/(Losses) per Share: Basic earnings/(losses) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (warrants, options and restricted shares) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

y) Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, review operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

z) Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

aa) Convertible debt instruments: The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with accounting standards for “Accounting for Derivative Instruments and Hedging Activities.” Accounting standards generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument.” The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards when “Accounting for Convertible Securities with Beneficial Conversion Features,” as those professional standards pertain to “Certain Convertible Instruments.”

Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

ASC 815-40 provides that, among other things, generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Described below are the accounting standards that were adopted in the year ended December 31, 2015.

bb) Recent Accounting Pronouncements:

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

In January 2015, the FASB issued ASU No. 2015-01 "Income Statement-Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items". The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

In April 2015, FASB issued Accounting Standards Update (“ASU”) No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, to simplify presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU does not affect the recognition and measurement guidance for debt issuance costs. For public companies, the ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. This updated guidance is not expected to have a material impact on our results of operations, cash flows or financial condition.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Any new accounting standards, not disclosed above, that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

3.	Going Concern

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over five years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $52,949, $12,688 and $48,705 during the years ended December 31, 2015, 2014 and 2013, respectively. The Company’s cash flow projections for 2016, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2015 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2015 and 2014, the Company had working capital deficits of $34,065 and $30,849, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014 the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $13,551 constituting repayment installments, accrued loan and default interest due on December 16, 2015.

If the Company is not able to reach an agreement with NBG, its standalone lender, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115.The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to the Bank and the Bank would forgive the remaining outstanding balance of approximately $15,000. Following the closing on May 28, 2014 of the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants (Note 16), the Company on May 30, 2014 paid the amount of $22,636 to Credit Suisse, and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to the vessels M/V Free Jupiter , M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG (Note 11) acceleration of such debt by its lender could result. Accordingly, as of December 31, 2015, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (Note 10), sale and lease back of certain vessels (Note 6), disposition of certain vessels in its current fleet (Note 5) and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2015, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, as current.

4.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the Managers (Free Bulkers S.A. and OpenSeas Maritime S.A., respectively), pursuant to ship management agreements between each of the subsidiaries and the Managers.

Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $18,975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays Free Bulkers and OpenSeas Maritime a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of Free Bulkers and OpenSeas Maritime. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Knight during the year ended December 31, 2014.

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. In this respect, the Company paid Free Bulkers $122 relating to the sale of the M/V Free Jupiter during the year ended December 31, 2014.The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. The vessel was managed by OpenSeas Maritime. On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000, such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with the National Bank of Greece (NBG), which had a mortgage on the vessel. In this respect, the Company paid Free Bulkers $36 relating to the sale of the M/V Free Impala during the year ended December 31, 2014. During the year ended December 31, 2013, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with Free Bulkers amounting to $35, $36 and $104 for the year ended December 31, 2015, 2014 and 2013, respectively, included in “Commissions” in the accompanying consolidated statements of operations.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, were sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro, respectively, and are managed by OpenSeas Maritime. In this respect, the Company owes Free Bulkers an aggregate of $110 relating to the sale of the M/V Free Hero and M/V Free Goddess.

The Company also pays, as per its services agreement with Free Bulkers, a monthly fee of $136 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2015 would be approximately $60,080.

Fees and expenses charged by the Managers are included in the Company’s consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” and “Gain on sale of vessel” . The total amounts charged for the year ended December 31, 2015, 2014, and 2013 amounted to $2,800 ($1,070 of management fees, $1,635 of services fees, $88 of superintendent fees and $7 for other expenses) $3,528 ($1,605 of management fees, $1,650 of services fees, $265 of superintendent fees and $8 for other expenses), $3,133 ($1,490 of management fees, $1,499 of services fees, $131 of superintendent fees and $13 for other expenses), and respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $474 recognized as stock-based compensation expense for the issuance of 3 shares of the Company’s common stock to Free Bulkers in payment of $271 in unpaid fees due to Free Bulkers for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $954 recognized as gain for the issuance of 44 shares of the Company’s common stock to Free Bulkers in payment of $2,168 in unpaid fees due to Free Bulkers for the months of February through September 2013 and the issuance of 2 shares of the Company’s common stock to the non-executive members of its Board of Directors, in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

The balance due from the Manager as of December 31, 2015 and December 31, 2014 was $nil and $433 respectively. The amount paid to the Manager for office space during the year ended December 31, 2015, 2014 and 2013 was $140, $148 and $147, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations.

Other Related Parties

The Company, through the Manager uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2015, 2014 and 2013, such ship-brokering firm charged the Company commissions of $nil, $6 and $19, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2012	$103,137	$(27,447)	$75,690
Depreciation	—	(5,727)	(5,727)
Reclassified to vessel held for sale	(3,466)	—	(3,466)
Vessel impairment charge	(23,978)	—	(23,978)
Reclassified to vessels, net	29,315	—	29,315
December 31, 2013	$105,008	$(33,174)	$71,834
Depreciation	—	(4,896)	(4,896)
Disposal of vessels	(29,180)	12,726	(16,454)
Leased vessel	12,250	(424)	11,826
December 31, 2014	$88,078	$(25,768)	$62,310
Depreciation	—	(3,585)	(3,585)
Disposal of vessels	(42,674)	13,145	(29,529)
Leased vessels	7,000	—	7,000
Vessel impairment charge	(18,891)	—	(18,891)
December 31, 2015	$33,513	$(16,208)	$17,305

Vessels disposed during the year ended December 31, 2013.

During the year ended December 31, 2013, there were no vessel disposals.

As of December 31, 2013, the Company, according to the guidance under ASC 360, decided to change in the accompanying consolidated balance sheet the classification of the “held for sale” vessels (M/V Free Hero, M/V Free Jupiter, M/V Free Impala and M/V Free Neptune) to “held and used” since the market conditions were not favorable enough for concluding their sale and recognized an impairment loss of $3,477 in the accompanying consolidated statements of operations, of which $935 relates to the M/V Free Hero, $455 to the M/V Free Jupiter and $2,087 to the M/V Free Impala. In addition, the Company, also according to the provisions of ASC 360, has classified the M/V Free Knight, as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2013 at her estimated market value. As of December 31, 2013, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that for the vessels that are held and used no impairment existed as of December 31, 2013, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $10,014. If the Company were to utilize the most recent five-year historical average rates, three-year historical average rates or one-year historical average rates, would recognize an impairment loss of $19,685 (using the most recent five-year historical average rates) and $30,340 (using the most recent three year or one-year historical average rates).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Vessels disposed during the year ended December 31, 2014.

On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. The Company recognized an impairment charge of $23,978 in the consolidated statement of operations for the year ended December 31, 2013. On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. From the sale proceeds $3,300 was paid to NBG reducing the outstanding balance of the NBG loan facility (Note 11).

As of December 31, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that no impairment existed as of December 31, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $11,179. If the Company were to utilize the most recent five-year historical average rates, three-year historical average rates or one-year historical average rates, would recognize an impairment loss of $17,982 (using the most recent five-year historical average rates) and $27,077 (using the most recent three year or one-year historical average rates).

Vessels disposed during the year ended December 31, 2015.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to M/V Fiorello and M/V Figaro, respectively (Note 6). As a result of the sale of the M/V Free Hero and the M/V Free Goddess the Company recognized a gain of $950 and a loss of $8,571 in the accompanying consolidated statement of operations for the year ended December 31, 2015, respectively.

As of December 31, 2015, the Company performed an impairment assessment of its long-lived assets (M/V Free Maverick and M/V Free Neptune) by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the ten-year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company, as a result of the current unprecedented adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, concluded to recognize an impairment charge of $18,891 for the M/V Free Maverick during the year ended December 31, 2015, in the accompanying consolidated statement of operations.

6.	Options Advance Payments- Purchase of Leased Vessels

On May 20, 2015, the M/V Free Hero, (1995-built, 24,318 dwt) and the M/V Free Goddess, (1995-built, 22,051 dwt) both Handysize dry bulk carriers, were sold for a gross sale price of $5,500 each payable in tranches, with certain conditions precedent, and a seller’s credit of $4,500 per vessel. An amount of $725 of the sales price remains payable by the new owners. The vessels have been renamed M/V Fiorello and M/V Figaro, respectively. Concurrently, two of the Company’s subsidiaries entered into five-year bareboat charter agreements with the new owners of these two vessels at a daily hire rate of $1,100 per vessel with purchase options at any time up to May 20, 2020. The sellers’ credit of $ 9,000 in the aggregate was agreed to be an Options Advance Payment of $ 4,500 per vessel to be netted against any of the Company’s options’ purchase prices under the bareboat charter agreement and any rightful claim of the owners in case of default or breach by the Company of the bareboat agreements’ terms.  On November 22, 2015 the owners of these two vessels exercised their put-option rights, pursuant to the terms of the bareboat charters. Consequently, the Company recognized, as a contractual obligation, an expense of additional $3,300 as part of the put-option price. As of December 31, 2015 the Company is in default as regards the execution of such put- option as well as the charter hire payments due to the Owners for November and December 2015. In Additionally, in accordance with U.S. GAAP, the Company, as of December 31, 2015, has recognized a contingency loss of $2,000 on the repurchase commitment in the Options Advance Payment.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The following table summarizes our bareboat charter obligation of the operating lease p.a.:

Year	Annual Operating Lease Payments
1	$803
2	803
3	803
4	803
5	803
Total	$4,015

On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000 such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale. As a result of the above settlement agreement, the Company has written-off the capital lease and removed from its records the related short and long-term lease obligations, previously recorded as of December 31, 2014 in the amounts of $11,826, and $8,401, respectively, recognizing a loss of $3,058 in the accompanying consolidated statements of operations as of December 31, 2015.

7.	Accrued Liabilities

As of December 31, 2015, the amount of $5,946 in the consolidated balance sheets, includes the NBG loan accrued interest of $4,994 (Note 11). The balance amount of $952 relates to operating accruals.

8.	Deferred Charges

	Dry Docking Costs– Non Current	Special Survey Costs – Non Current	Financing Costs- Current	Total
December 31, 2012	$15	$184	$2,887	$3,086
Additions	167	—	—	167
Write-offs	—	—	(939)	(939)
Vessels held for sale	—	—	—	—
Amortization	(16)	(184)	(904)	(1,104)
December 31, 2013	$166	$—	$1,044	$1,210
Additions	-	-	-	-
Write-offs	(166)	-	(801)	(967)
Amortization	-	-	(226)	(226)
December 31, 2014	$-	$-	$16	$16
Additions	-	-	-	-
Write-offs	-	-	-	-
Amortization	-	-	(8)	(8)
December 31, 2015	$-	$-	$8	$8

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

The Company was party of two interest rate swap agreements which were fully unwound on February 3, 2014. The change in fair value on the Company’s two interest rate swaps for the year ended December 31, 2013 resulted in unrealized gains of $246. The settlements on the interest rate swaps for the year ended December 31, 2013 resulted in realized losses of $286. The total of the change in fair value and settlements for the year ended December 31, 2015 and 2014 aggregate to losses of $nil and $21, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

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

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	$—	$—	$—	$—

	Derivative financial instruments - net of current portion	—	—	—	—

	Total derivatives	$—	$—	$—	$—

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Effect of Derivative Instruments on the Statement of Operations for the Years Ended December 31, 2015, 2014 and 2013

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Loss Recognized on Derivative Location	2015	2014	2013
Interest rate swaps	Loss on derivative instruments	$-	$21	$40

Total		$-	$21	$40

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

●	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

●	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

●	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

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

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2015	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$—	$—	$—	$—

Total	$—	$—	$—	$—

As of December 31, 2015 all the Company’s vessels were classified as “held and used”.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

10.	Convertible Notes Payable

On February 6, 2014, the Company issued 3 shares of common stock to Asher upon conversion of $75 principal of a convertible promissory note dated July 29, 2013 plus accrued interest. On February 7, 2014, the Company issued 2 shares of common stock to Asher upon conversion of the remaining principal of $53.5 convertible promissory note dated July 29, 2013 plus accrued interest. In February 2014, the Company issued 5 shares of common stock upon conversion of convertible debt amounting to $129 and accrued interest of $5. As of December 31, 2014, 100% of the balance of the convertible notes with Asher has been converted into common shares.

On November 17, 2014, the Company sold to KBM WORLDWIDE, Inc. (“KBM”) an 8% interest bearing convertible note for $304 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company could prepay the note with amounts ranging from 110% of principal plus interest (during days 1-30) to 135% of principal plus interest (during days 121-180). On June 1, 2015, upon full conversion of the convertible note plus accrued interest, the Company has issued in aggregate 10 shares of common stock to KBM.

On January 5, 2015, the Company sold to Himmil Investments Ltd., a non-U.S. investor, (“Himmil”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $10,170 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On March 24, 2015, upon full conversion of this convertible promissory note plus accrued interest, the Company has issued in aggregate 4 shares of common stock to Himmil.

On January 21, 2015, the Company sold to KBM WORLDWIDE, Inc. (“KBM”) an 8% interest bearing convertible note for $154 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company could prepay the note with amounts ranging from 110% of principal plus interest (during days 1-30) to 135% of principal plus interest (during days 121-180). As of August 12, 2015 upon full conversion of all principal and interest due under the note the Company has issued in aggregate 27 shares of common stock to KBM.

On February 5, 2015, the Company sold to Himmil a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $13,950 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On April 29, 2015, upon full conversion of this convertible promissory note plus accrued interest, the Company has issued in aggregate 4 shares of common stock to Himmil.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On March 5, 2015, the Company sold to Glengrove Small Cap Value, Ltd., a non-U.S. investor (“Glengrove”), a $750 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $10,170 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On June 10, 2015, upon full conversion of this convertible promissory note plus accrued interest, the Company has issued in aggregate 22 shares of common stock to Glengrove.

On April 16, 2015, the Company sold to Alderbrook Ship Finance Ltd., a non-U.S. investor (“Alderbrook”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $5,400 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On July 29, 2015, upon full conversion of the $500 convertible promissory note to Alderbrook, plus accrued interest, the Company has issued in aggregate 31 shares of common stock to the note holder.

On May 6, 2015, the Company sold to LG CAPITAL FUNDING, LLC (“LG CAPITAL”) an 8% interest bearing convertible note, which contained an 8% OID, for $56.5 due in twelve months subject to the restrictions of Rule 144 promulgated under the 1933 Act. The holder of this note is entitled, at its option, at any time to convert all or any amount outstanding into shares of the Company’s Common Stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the lowest trading price of the Company’s common stock on any trading day for the twenty prior trading days including the day upon which a notice of conversion is received by the Company. During the first six months, the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 121-180). On December 9, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 350 shares of common stock to the note holder.

On May 7, 2015, the Company sold to JSJ Investments Inc. (“JSJ”) an 8% interest bearing convertible note, which contained an 5% OID, for $150 due in twelve months subject to the restrictions of Rule 144 promulgated under the 1933 Act. The investor is entitled at any time on or after issuance date to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of $37.5 or a 35% discount to the lowest VWAP during the twenty one trading days prior to the conversion. On December 21, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 841 shares of common stock to the note holder.

On May 12, 2015, the Company sold to VIS VIRES GROUP, INC. (“VIS VIRES”) an 8% interest bearing convertible note for $154 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 110% of principal plus interest (during days 1-30) to 135% of principal plus interest (during days 121-180). On November 30, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 766 shares of common stock to the note holder.

On May 19, 2015, the Company sold to AUCTUS FUND LLC. (“AUCTUS”) an 8% interest bearing convertible note for $105 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the two lowest trading prices of the Company’s common stock on any trading day during the twenty trading days prior to the conversion. During the first six months, the Company may prepay the note with amounts ranging from 125% of principal plus interest (during days 1-30) to 150% of principal plus interest (during days 121-180). On December 1, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 543 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On June 3, 2015, the Company sold to Bas Cole Value Fund Ltd., a non-U.S. investor (“Bas Cole”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $14.97 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On August 18, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 147 shares of common stock to the note holder.

On June 16, 2015, the Company sold to VIS VIRES GROUP, INC. (“VIS VIRES”) an 8% interest bearing convertible note for $104 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 110% of principal plus interest (during days 1-30) to 135% of principal plus interest (during days 121-180). On December 23, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 791 shares of common stock to the note holder.

On July 13, 2015, the Company sold to AMVS Value Fund Ltd., a non-U.S. investor (“AMVS”), a $600 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $928.86 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On October 23, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 572 shares of common stock to the note holder.

On July 17, 2015, the Company sold to Black Mountain Equities Inc., (“Black Mountain”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained a 10% OID, for $110 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $165 and (ii) and 65% of the lowest VWAP for the 20 trading days prior to the date of conversion. At any time prior to the maturity date, the Company shall have the option, upon ten business days’ notice to the holder, to pre-pay the entire remaining outstanding principal amount of this note in cash, provided that the Company shall pay the holder one hundred twenty percent (120%) of the principal plus interest outstanding in repayment hereof (see Note 18).

On July 17, 2015, the Company sold to Gemini Master Fund Ltd., (“Gemini”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained a 10% OID, for $165 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $165 and (ii) and 65% of the lowest VWAP for the 20 trading days prior to the date of conversion. At any time prior to the maturity date, the Company shall have the option, upon ten business days’ notice to the holder, to pre-pay the entire remaining outstanding principal amount of this note in cash, provided that the Company shall pay the holder 120% of the principal plus interest outstanding in repayment hereof (see Note 18).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On July 27, 2015, the Company sold to VIS VIRES GROUP, INC. (“VIS VIRES”) an 8% interest bearing convertible note for $154 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 110% of principal plus interest (during days 1-30) to 135% of principal plus interest (during days 121-180) (see Note 18).

On September 2, 2015, the Company sold to Bas Cole Value Fund Ltd., a non-U.S. investor (“Bas Cole”), a $600 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $130.8 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On December 2, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 2,961 shares of common stock to the note holder.

On September 4, 2015, the Company sold to Service Trading Company, LLC, (“Service Trading Co.”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained an 8% OID, for $37.8 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price equals 65% of the lowest trading price of the Common Stock for the twenty prior trading days including the day upon which a Notice of Conversion is received by the Company. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

On September 15, 2015, the Company sold to Mordechai Vizel, a non-U.S. investor, a $75 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $86.4 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note (see Note 18).

On October 7, 2015, the Company sold to SICHENZIA ROSS FRIEDMAN FERENCE LLP, a $92 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $54.24 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On October 15, 2015, the Company sold to MARVIN SHIPPING SERVICES INC., a non-U.S. investor, a $82 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $54.24 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On December 3, 2015, upon full conversion of the convertible promissory note, plus accrued interest, the Company has issued in aggregate 471 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On October 26, 2015, the Company sold to ALSA HOLDINGS INC., a non-U.S. investor (“Alsa”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $27.93 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note (see Note 18).

On December 8, 2015, the Company sold to MTR3S HOLDING LTD., a non-U.S. investor (“MTR3S”), a $600 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $11.97 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note (see Note 18).

During the year ended December 31, 2015, the Company has fully converted convertible debt amounting to $5,389 by issuing to note holders 7,528 shares of common stock in the aggregate.

As of December 31, 2015, pursuant to the issued convertible notes above, the Company has received the aggregate amount of $7,172.

In connection with the issuance of convertible instruments, the Company has recorded a debt discount in additional paid in capital related to the beneficial conversion feature amounting to $4,383 and amortization of $3,577 which is included in “other expense” in the accompanying consolidated statements of operations. As of December 31, 2015 the net balance outstanding amounted to $930 net of remaining unamortized debt discount of $805.

If converted prior to issuance and filing of 20-F – disclose dates converted or reference to subsequent event footnote

11.	Bank Loan – current portion

As of December 31, 2014, the Company’s bank debt is as follows:

	NBG	Credit Suisse
December 31, 2013	$23,237	$36,450
Additions	$-	$-
Payments	$(5,639)	$(21,450)
Debt forgiveness	$-	$(15,000)
December 31, 2014	$17,598	$-

As of December 31, 2015, the Company’s bank debt is as follows:

NBG
December 31, 2014	$17,598
Additions	$-
Payments	$-
December 31, 2015	$17,598

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The remaining repayment terms of the loan outstanding as of December 31, 2015 is as follows:

Lender	Vessel	Remaining Repayment Terms

National Bank of Greece	M/V Free Neptune	Four quarterly installments of $837.5 and a balloon payment of $14,248, payable together with the last installment due on December 16, 2016.

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

The weighted average interest rate for the year ended December 31, 2015 and 2014 was 4% and 3%, respectively. Interest expense incurred under the above loan agreements amounted to $1,237, $1,655 and $1,946 for the years ended December 31, 2015, 2014 and 2013, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

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

NBG Facility

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014 the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $13,551 constituting repayment installments, accrued loan and default interest due on December 16, 2015.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Loan Covenants

As of December 31, 2014 and December 31, 2015, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at December 31, 2015.

NBG loan agreement:

●	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

●	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

●	Ratio of EBITDA to net interest expense shall not be less than 3; and

●	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

12.	Commitments and Contingencies

The following table summarizes our contractually committed obligations and their maturity dates as of December 31, 2015:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2-year	3-year	4-year	5-year	More than 5 years
	(U.S. dollars in thousands)

Interest on variable-rate debt	339	339	-	-	-	-	-

Services fees to the Manager	4,502	1,635	1,635	1,232	-	-	-

Management fees to the Managers	7,952	911	911	911	911	911	3,397

Hire on Leased Vessels	3,524	803	803	803	803	312	-

Total obligations	$16,317	$3,688	$3,349	$2,946	$1,714	$1,223	$3,397

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

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, she has been laying at the port of Salalah, Oman, having undertaken lengthy repairs funded mostly by insurers. Discussions have been ongoing since between all interested parties for a commercial settlement enabling the vessel to resume its trade.

The outstanding balance of the Company’s claims as of December 31, 2015 stands at $nil related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

13.	Loss per Share and Series A, B & C Warrants

The computation of basic earnings/loss per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the 7.5-to-1 reverse stock split, the 50-to-1 reverse stock split, the 60-to-1 reverse stock split and the 200-to-1 reverse stock split, effective on May 11, 2015, on June 26, 2015, January 15, 2016, and April 14, 2016, respectively, on its issued and outstanding common stock.

The computation of the dilutive common shares outstanding does not include the 7.94 Series C Warrants (adjusted to reflect the four reverse splits) outstanding as of December 31, 2015, as the average stock price during the year ended December 31, 2015 was less than their exercise price, thus resulting in an antidilutive effect.

Presented below is a table reflecting the activity in the Series A Warrants, Series B Warrants and Series C Warrants from January 1, 2015 through December 31, 2015:

	Series A Warrants	Series B Warrants	Series C Warrants	Total	Exercise Price
January 1, 2014	1.11	0.56	-	1.67	$11,700,000 (Series A&B)
Series C warrants issued with $25,000 offering	-	-	10.23	10.23	$6,390,000 (Series C)
Warrants cashless exercised	-	(0.34)	(2.23)	(2.57)
December 31, 2014	1.11	0.22	8.00	9.33
Warrants cashless exercised	(1.11)	(0.22)	(0.06)	(1.39)
December 31, 2015	-	-	7.94	7.94

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2015, pursuant to the cashless exercise formula set forth in the Series A, B & C warrants, the Company has issued to warrant holders 8,544 shares of common stock in the aggregate.

The components of the denominator for the calculation of basic loss per share and diluted loss per share for the years ended December 31, 2015, 2014 and 2013, respectively, are as follows:

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Numerator
Net loss – basic and diluted	$(52,949)	$(12,688)	$(48,705)
Basic earnings per share denominator:
Weighted average common shares outstanding	1,573	11	2
Diluted earnings per share denominator:
Weighted average common shares outstanding	1,573	11	2
Dilutive common shares:
Options	—	—	—
Warrants	—	—	—
Restricted shares	—	—	—

Dilutive effect	—	—	—

Weighted average common shares – diluted	1,573	11	2

Basic loss per common share	$(33,661.16)	$(1,153,454.54)	$(24,352,500)
Diluted loss per common share	$(33,661.16)	$(1,153,454.54)	$(24,352,500)

14.	Reverse Stock Splits

Effective May 11, 2015, June 26, 2015, January 15, 2016 and April 14, 2016 the Company effectuated a 7.5-to-1 reverse stock split, a 50-to-1 reverse stock split, a 60-to-1 reverse stock split and a 200-to-1 reverse stock split, respectively, on its issued and outstanding common stock. The reverse stock splits did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock splits resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

15.	Equity Incentive Plan

On July 30, 2014, the Company’s Board of Directors approved the Company’s 2014 Equity Incentive Plan (the “2014 Plan”). Under the terms of the 2014 Plan, the Company may issue (1) stock options (incentive and non-statutory), (2) restricted stock, (3) stock appreciation rights, or SARs, (4) restricted stock units, or RSUs, (5) other stock-based awards, and (6) cash-based awards. The 2014 Plan provided for the issuance of up to 1 share of common stock. The Board determines the exercise price, vesting and expiration period of the grants under the 2014 Plan. However, the exercise price of an incentive stock option may not be less than 110% of fair value of the common stock at the date of the grant for a 10% or more shareholder and 100% of fair value for a grantee who is not a 10% shareholder. The fair value of the common stock is determined based on quoted market price or in absence of such quoted market price, by the Board in good faith. Additionally, the vesting period of the grants under the 2014 Plan may not be more than five years and expiration period not more than ten years. On November 5, 2014, the Company amended the 2014 Plan, which increased the authorized number of shares of common stock issuable thereunder from 1 to 3.

On November 10, 2014, the Company pursuant to the recommendation of the Company’s Compensation Committee and the Board of Directors’ approval, issued an aggregate of 2 shares of its common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions. In addition, the Company issued an aggregate of nil shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014. Subject to the provisions of a restricted stock award granted to the holders by the Company pursuant to its Amended 2014 Plan, nil shares of its common stock were vested on May 10, 2015, 1 shares of its common stock were vested on November 10, 2015 and 1 shares of its common stock will vest on November 10, 2016.

On October 12, 2015, the Company amended the 2014 Plan, which increased the authorized number of shares of common stock issuable thereunder to 250.

On November 12, 2015, pursuant to the unanimous written consent of the Company’s Compensation Committee, as a result of the Company’s ongoing liquidity issues, the non-executive Board members agreed to accept a reduction in payment for the outstanding Board fees as well as to reduce the ongoing fee to the non-executive board members; upon the Company’s next capital raise, each non-executive Board member will be paid $15 in settlement of the outstanding Board fees; effective with the fourth quarter of 2015, the fee to be paid to each non-executive Board member should be reduced to $3 per quarter.

On November 17, 2015, the Company pursuant to the recommendation of the Company’s Compensation Committee, issued an aggregate of 250 shares of its common stock to officers and employees as an incentive for their commitment and hard work during adverse market conditions. The stock based compensation expense recognized in the fourth quarter of 2015 in relation to these common shares granted is $120.

Pursuant to the plan, there are no shares of the Company’s common stock available for grant as of December 31, 2015.

For the year ended December 31, 2015, the total recognized stock based compensation expense in relation to the common shares granted on November 10, 2014 and November 17, 2015, is $898. The total unrecognized compensation cost of the non-vested restricted shares granted under the Plan is $416. The cost is expected to be recognized over a period of approximately 12 months.

16.	Shareholders’ Equity

On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants, following the execution of a Placement Agent agreement with Dawson James Securities, Inc. on May 21, 2014. The securities sold were 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 0.0000408 Series C Warrants, exercisable for five years at an initial price of $6,390,000 per share. Each share of Series D Preferred Stock sold has a stated value of $100 and is initially convertible into 92 shares of common stock at the fixed conversion price of $1.09. As a result, the Company received proceeds of $24,070, net of fees amounting to $930.

On June 3, 2014, we issued an aggregate of 7,212,081 shares of common stock upon conversion of 78,612 shares of Series D Preferred Stock (no adjustment for reverse splits because of the fixed conversion price).

On June 18, 2014, we issued 2,800,000 shares of common stock to Crede upon conversion of 30,520 shares of Series D Preferred Stock (no adjustment for reverse splits because of the fixed conversion price).

On June 20, 2014, we issued an aggregate of 165,881 shares of common stock upon conversion of 1,808 shares of Series D Preferred Stock (no adjustment for reverse splits because of the fixed conversion price).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On June 30, 2014, we issued an aggregate of 9,176 shares of common stock upon conversion of 100 shares of Series D Preferred Stock (no adjustment for reverse splits because of the fixed conversion price).

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

On August 27, 2014, the Company issued to Crede 2,000,000 shares of common stock upon conversion of 21,800 shares of Series D Preferred Stock (no adjustment for reverse splits because of the fixed conversion price).

On September 11, 2014, the Company issued to Crede 2,000,000 shares of common stock upon conversion of 21,800 shares of Series D Preferred Stock (no adjustment for reverse splits because of the fixed conversion price).

On September 18, 2014, the Company issued to Crede 4,000,000 shares of common stock upon conversion of 43,600 shares of Series D Preferred Stock (no adjustment for reverse splits because of the fixed conversion price).

On October 6, 2014, the Company issued to Crede 4,000,000 shares of common stock upon conversion of 43,600 shares of Series D Preferred Stock (no adjustment for reverse splits because of the fixed conversion price).

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

On July 13, 2015, NASDAQ notified the Company that it had regained compliance with Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ Stock Market and that the matter is now closed.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On September 18, 2015, the Company received from The NASDAQ Stock Market a letter, dated September 14, 2015, stating that, for the previous 30 consecutive business days, the bid price of the Company's common stock closed below the minimum $1.00 per share. This is a requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the "Minimum Bid Price Rule"). The NASDAQ letter has no immediate effect on the listing of the Company's common stock, which will continue to trade on the NASDAQ Capital Market under the symbol "FREE". In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, which expires on March 14, 2016 (the “Compliance Period”), to regain compliance with the "Minimum Bid Price Rule", by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period. In the event the Company does not regain compliance, the Company may be eligible for an additional grace period of 180 calendar days if it satisfies the continued listing requirement for market value of publicly held shares and all other initial listing standards (with the exception of the Bid Price Rule) for listing on the NASDAQ Capital Market, and submits a timely notification to NASDAQ of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split of the shares of its Common Stock, if necessary. If the Company meets these requirements, the NASDAQ will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to NASDAQ’s Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the NASDAQ will provide notice that its securities will be subject to delisting. At that time, the Company may also appeal NASDAQ's delisting determination to a NASDAQ Hearings Panel. The Company intends to evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule (see Note 18).

As of December 31, 2015, pursuant to the full conversion of the convertible notes (Note 10), the Company has issued to note holders 7,528 shares of common stock in the aggregate.

As of December 31, 2015, pursuant to the cashless exercise formula set forth in the Series A, B & C warrants, the Company has issued to warrant holders 8,544 shares of common stock in the aggregate (Note 13).

As of December 31, 2015, following the settlement agreements the Company entered with fourteen vendors, non-U.S. creditors, the Company has issued 117 common shares in the aggregate as payment in full of unpaid invoices of the aggregate amount of $1,317.

8,160 shares of Series D Preferred Stock are outstanding as of December 31, 2015.

Common Stock Dividends

During the year ended December 31, 2015, 2014 and 2013, the Company did not declare or pay any dividends.

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

To complete the exemption process, the Company’s ship owning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2014 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2013, 2014 and 2015, the Company would be subject to U.S. federal income tax of approximately $nil, $23 and $5, respectively, in the absence of an exemption under Section 883.

18.	Subsequent Events

On January 6, 2016, the Company sold to Alpha Capital Anstalt, an accredited investor, a $250 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On January 13, 2016, upon full conversion of the $75 Mordechai Vizel convertible promissory note dated September 15, 2015, plus accrued interest, the Company has issued in aggregate 812 shares of common stock to the note holder.

Effective January 15, 2016, the Company effectuated a sixty-to-one reverse stock split on its issued and outstanding common stock.

On January 19, 2016, the Company sold to Mordechai Vizel, a non-U.S. investor, a $112 convertible promissory note, which contained a 12% OID, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $288 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On January 19, 2016, the Company sold to Intermodal Shipbrokers Co., a non-U.S. investor, an $84 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoice, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On February 4, 2016, upon full conversion of the ALSA Holdings Inc. convertible promissory note, dated October 26, 2015, plus accrued interest, the Company has issued in aggregate 9,942 shares of common stock to the note holder.

On February 18, 2016, upon full conversion of the Vis Vires Group, Inc. convertible promissory note dated July 27, 2015, plus accrued interest, the Company has issued in aggregate 16,530 shares of common stock to the note holder.

On February 22, 2016, upon full conversion of the Black Mountain Equities Inc. convertible promissory note dated July 17, 2015, plus accrued interest, the Company has issued in aggregate 12,850 shares of common stock to the note holder.

On March 1, 2016, the Company sold to MTR3S Holding Ltd., a non-U.S. person, a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $39.90 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion, provided, however, that the total number of shares of Common Stock issuable upon conversion of the note shall not exceed 225,225. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On March 1, 2016 the Company received default notices from Fiorello Norge AS and Figaro Norge AS, owners of the M/V Fiorello and M/V Figaro, respectively, for the non-execution of the put option and the charter hires due in November, December 2015 and January, February 2016 under bareboat charters dated May 20, 2015. The Company is in negotiations with the owners in order to find an amicable solution.

On March 2, 2016, the Company received notice from the Staff indicating that unless the Company timely requests a hearing before the Panel, its securities would be subject to delisting from The NASDAQ Capital Market based upon its non-compliance with the minimum bid price requirement, as set forth in NASDAQ Listing Rule 5550(a)(2), and concerns raised by the Staff, pursuant to the Staff’s discretionary authority under NASDAQ Listing Rule 5101, regarding the Company’s ability to remedy the bid price deficiency in light of dilution that may occur from financing transactions. The Company requested a hearing before the Panel, at which hearing it presented its plan to regain and sustain compliance with the bid price requirement and otherwise address the Staff’s concerns in connection therewith. The Company’s request for a hearing stayed any delisting action and the Company’s common stock continued to trade on The NASDAQ Capital Market pending the issuance of the Panel’s decision following the hearing.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On March 8, 2016, upon full conversion of the Gemini Master Fund Ltd convertible promissory note dated July 17, 2015, plus accrued interest, the Company has issued in aggregate 35,458 shares of common stock to the note holder.

On March 8, 2016, upon full conversion of the MTR3S Holding Ltd. promissory note dated December 8, 2015, plus accrued interest, the Company has issued in aggregate 132,118 shares of common stock to the note holder.

On March 14, 2016, the Company, pursuant to the unanimous written consent of the Board of Directors, issued 47,893 common shares to Free Bulkers S.A., one of our Managers, for settling $250, part of unpaid amount due in connection with services provided to the Company by Free Bulkers. The common shares issued were valued at the consolidated closing bid price of the common stock at the day of the issuance.

At the Special Meeting of the Company’s shareholders held on April 8, 2016, the shareholders approved three proposals, as follows:

1)	granted discretionary authority to the Company’s board of directors to first, (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-200 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-200, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the special meeting;

2)	ratified the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with (i) a securities purchase agreement between the Company and MTR3S Holding Ltd., dated March 1, 2016; (ii) a debt settlement agreement and release between the Company and Intermodal Shipbrokers Co., dated January 19, 2016; (iii) a securities purchase agreement between the Company and Mordechai Vizel, dated January 19, 2016; (iv) a securities purchase agreement between the Company and Alpha Capital Anstalt, dated January 6, 2016; (v) a debt settlement agreement between the Company and Sichenzia Ross Friedman Ference LLP, dated October 7, 2015; and (vi) a securities purchase agreement between the Company and Service Trading Company, LLC, dated August 20, 2015; and

3)	approved the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with the following potential future transactions: (i) one or multiple purchase agreements for the sale of common stock or securities convertible into common stock up to $2 million for working capital at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting, (ii) one or multiple debt settlement agreements for the sale of common stock or securities convertible into common stock of up to $6 million for the settlement of trade or bank debt at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting, and (iii) a purchase agreement for the sale of common stock or securities convertible into common stock up to $15 million for asset acquisitions at a discount to the market price of up to 65%, to be entered into within 180 days of the Special Meeting.

On April 11, 2016, upon full conversion of the $112 convertible promissory to Mordechai Vizel, dated January 19, 2016, plus accrued interest, the Company has issued in aggregate 62,880 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Effective April 14, 2016, the Company effectuated a two hundred-to-one reverse stock split on its issued and outstanding common stock.

On April 21, 2016, the Company was notified by NASDAQ that its pending appeal before the Panel had been denied, and that trading in the Company's common stock will be suspended on NASDAQ effective with the open of business on Monday April 25, 2016. The Company was approved for trading on the OTCQB® Venture Market, operated by OTC Markets Group Inc., and its common stock began trading on OTCQB effective April 25, 2016 under the trading symbol "FREEF."

On April 21, 2016, the Company sold to LG Capital Funding, LLC, an accredited investor, a $150 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

On May 4, 2016, the Company sold to APG Capital Holdings, LLC, a $32 convertible promissory note, which contained a 12% OID and matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note to 150% of principal plus interest.

On May 6, 2016, upon full conversion of the $84 convertible promissory note in connection with a debt settlement agreement entered into with Intermodal Shipbrokers Co, plus accrued interest, the Company has issued in aggregate 69,406 shares of common stock to the note holder.

On May 9, 2016, the Company issued to Sichenzia Ross Friedman Ference LLP, a $137 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.60 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On May 10, 2016, the Company sold to Mordechai Vizel., a non-U.S. person, a $112 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $1.53 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

