Form 20-F
period 2016-12-31
FREESEAS INC.
filed 2017-08-17
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

6 Loukianou Street, 10675 Athens, Greece
(Address of principal executive offices)

Dimitris Papadopoulos, Chief Financial Officer
FreeSeas Inc.
6 Loukianou Street,
10675 Athens, Greece
011-30-210-729-7284
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 168,212 common shares, par value $0.001 per share, as of December 31, 2016.

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

☐   Large Accelerated filer     ☐  Accelerated filer     ☒  Non-accelerated filer    ☐   Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Unless otherwise indicated:

●	All references to “$” and “dollars” in this annual report are to U.S. dollars;

●	Financial information presented in this annual report is derived from financial statements for the fiscal year ended December 31, 2016 appearing elsewhere in this annual report; and

●	All references to dollar amounts in this annual report, except share price, per share data, daily hire and fee rates are expressed in thousands of U.S. dollars.

All share-related and per share information in this annual report have been adjusted to give effect to the (i) one share for ten (10) share reverse stock split that was effective on February 14, 2013, (ii) the one share for five (5) share reverse stock split that was effective on December 2, 2013, (iii) the one share for seven and one-half share (7.5) reverse stock split that was effective on May 11, 2015, (iv) the one share for fifty (50) share reverse stock split that was effective on June 26, 2015, (v) the one share for sixty (60) share reverse stock split that was effective on January 15, 2016, (vi) the one share for two hundred (200) share reverse stock split that was effective on April 14, 2016, and (vii) the one share for five thousand (5,000) share reverse stock split that was effective on February 7, 2017.

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

ii

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

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required.

Item 2.	Offer Statistics and Expected Timetable

Not required.

Item 3.	Key Information

A.	Selected Financial Data

The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2016	2015	2014	2013	2012
Statement of Operations Data:
Operating revenues	$506	$2,304	$3,773	$6,074	$14,260
Income/ (loss) from operations	(16,815)	(45,354)	(26,460)	(47,968)	(28,036)
Other income/(expense)	(3,696)	(7,595)	13,772	(737)	(2,852)
Net income/ (loss)	(20,511)	(52,949)	(12,688)	(48,705)	(30,888)

Earnings Per Share Data:
Net income /(loss) per share:
Basic earnings/ (loss) per share	$(850)	$(111,139)	$(55,758)	$-	$-
Diluted earnings/ (loss) per share	$(850)	$(111,139)	$(55,758)	$-	$-
Weighted average number of shares:

Basic weighted average number of shares	24,140	476	228	-	-
Diluted weighted average number of shares	24,140	476	228	*-	*-

*  - information not meaningful due to reverse splits.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Selected Balance Sheet Data:
Total cash	$52	$20	$45	$7,581	$29
Vessels, net	2,122	10,305	62,310	71,834	75,690
Total assets	2,931	18,718	64,253	87,632	114,359
Long-term debt, including current portion	17,598	17,598	17,598	59,687	89,169
Total shareholders’ equity	(33,592)	(16,760)	25,004	12,793	7,803

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risk Factors Relating to FreeSeas

At December 31, 2016, FreeSeas’ current liabilities exceeded its current assets, which could impair its ability to successfully operate its business and could have material adverse effects on its revenues, cash flows and profitability and its ability to comply with its debt covenants and pay its debt service and other obligations.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over seven years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $20,511, $52,949 and $12,688 during the years ended December 31, 2016, 2015 and 2014, respectively. The Company’s cash flow projections for 2017, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2016 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2016 and 2015, the Company had working capital deficits of $35,715 and $34,065, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with the National Bank of Greece (“NBG”) for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2016, the Company received notification from NBG that the Company has not paid the aggregate amount of $23,956 constituting repayment installments, accrued loan and default interest due on December 16, 2016.

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

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of December 31, 2016, the Company is required to reclassify its long-term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2016, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, as current.

We received a report from our independent registered public accounting firm with an explanatory paragraph for the year ended December 31, 2016 with respect to our ability to continue as a going concern.  The existence of such a report may adversely affect our stock price and our ability to raise capital.  There is no assurance that we will not receive a similar report for our year ending December 31, 2017.

In their report dated August 17, 2017, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern as we have incurred recurring operating losses, have a working capital deficiency, have failed to meet scheduled payment obligations under our loan facilities and have not complied with certain covenants included in our loan agreements with banks. Furthermore, if we were forced to liquidate our assets, the amount realized could be substantially lower than the carrying value of these assets. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, obtaining loans from various financial institutions or lenders where possible and restructuring outstanding debt obligations that are currently in default. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

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

Our loan agreement requires that we comply with certain financial and other covenants. As a result of the drop in our drybulk asset values, we were not in compliance with the NBG facility covenants relating to vessel values as of December 31, 2016. In addition, we were in breach of interest cover ratios, leverage and minimum liquidity covenants with the NBG facility not previously waived. A violation of these covenants constitutes an event of default under our credit facility, which would, unless waived by our lender, provide our lender with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lender may accelerate our indebtedness and foreclose its liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness is presented within current liabilities in the December 31, 2016 consolidated balance sheet.

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

We have historically derived a significant part of our revenue from a small number of charterers. During the year ended December 31, 2016, we derived approximately 97% of our gross revenue from two charterers, and during the same period in 2015, we derived approximately 70% of our gross revenues from two charterers. If we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

We currently have no employees and contract (a) the management of our fleet, including crewing, maintenance and repair, through Free Bulkers S.A. and OpenSeas Maritime S.A. and (b) all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, through Prodigy Inc., collectively, our “Managers”. We rely on our Managers to provide the technical management of our fleet and to attract charterers and charter brokers. The loss of its services or failure to perform its obligations could reduce our revenues and net income and adversely affect our operations and business if we are not able to contract with other companies to provide these services or take over these aspects of our business directly. FreeSeas has no control over our Managers. Our Managers are not liable to us for any losses or damages, if any, that may result from their management of our fleet unless the same shall have resulted from willful misconduct or gross negligence of our Managers or any person to whom performance of the management services has been delegated by our Managers. Pursuant to their agreements with us, our Managers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to our Managers. Although we may have rights against our Managers, if our Managers default on their obligations to us, we may have no recourse against our Managers. Further, we will need approval from our lenders if we intend to replace our Managers as our fleet managers.

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

We intend to employ our vessels predominantly in the spot market with charters that typically last one to two months. The rates in the charter market were significantly depressed during the year ended December 31, 2016 and this will affect the charter revenue we will receive from our vessels, and will have an adverse effect on our revenues, cash flows and profitability, as well as our ability to comply with our debt covenants.

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

When our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The carrying values of our vessels may not represent their fair market value because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition. The Company, as a result of the adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, recognized an impairment charge of $4,286 for the M/V Free Neptune during the year ended December 31, 2016, in the accompanying consolidated statement of operations.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. As of December 31, 2016, the average age of the vessels we operated was 20.94 years. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

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

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. The Company, as a result of the adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, recognized an impairment charge of $4,286 for the M/V Free Neptune during the year ended December 31, 2016, in the accompanying consolidated statement of operations. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize dry bulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277 for the year ended December 31, 2016 in the accompanying consolidated statement of operations.

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

We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. For the year ended December 31, 2016 and 2015, the fluctuation in the value of the dollar against foreign currencies did not have a material impact on us.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2016 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2014, 2015 and 2016, the Company would be subject to U.S. federal income tax of approximately $23, $5 and $nil, respectively, in the absence of an exemption under Section 883.

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire dry bulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates in selected shipping routes measured on a time charter and voyage basis covering Handysize, Supramax, Panamax and Capesize drybulk carriers. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2014, 2015 and 2016. In 2016, the BDI reached a high of 1,257 and a low of 290. During the first six months of 2017, the BDI has remained volatile, ranging from a low of 685 on February 14, 2017 to a high of 1,338 on March 29, 2017.

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

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the ex M/V Free Goddess, renamed to M/V Figaro, has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers’ repudiation and terminated the fixture. Cargo interests commenced proceedings before the local Omani Courts under the Bills of Lading for delivery of the cargo in Oman, which were rejected at the first instance and were appealed by Cargo interests. The appeal by Cargo interests was rejected by the Court. Concurrently with the above proceedings, Cargo interests have obtained favorable arbitration decisions and a UK High Court order against the former owner Adventure Five S.A. to deliver the cargo at the port of Salalah, Oman. Griffin Underwriting, The Kidnap and Ransom insurers of the M/V Free Goddess, have commenced action before the High Court in the UK against Adventure Five, Free Bulkers S.A. and our CEO alleging damages. Those proceedings have been frozen by mutual agreement between the parties pending the conclusion of the ongoing settlement negotiations. We, as the Bareboat Charterers of the M/V Figaro, have been exploring all options for a pragmatic and commercial resolution of the complex situation arising from the involvement of many parties with conflicting interests in this lengthy dispute.

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

As of August 10, 2017, we had 42,604,652 shares of common stock issued and outstanding, convertible notes outstanding that may be converted into an estimated 520,736,916 shares of common stock at current market prices and outstanding warrants to purchase 0.0014545 shares of our common stock that could result in our issuance of 8,498,911,492 shares of common stock based upon the exchange formula contained therein at current market prices. Although the investors may not convert their secured convertible note and/or exchange the Series C Preferred Shares if such conversion or exchange would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the investors from converting and/or exchanging some of their holdings and then converting the rest of their holdings. In this way, the investors could sell more than this limit while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock. The conversion or exercise of our outstanding convertible securities could result in substantial dilution to our existing holders, and the sales of such material amounts of our common stock issued upon conversion or exercise could cause the market price for our common stock to decline.

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

Our convertible notes are convertible into shares of our common stock at a 35%-54% discount to the trading price of the common stock prior to the conversion. Our warrants are exercisable on a cashless basis pursuant to an exchange formula that is based on the difference between the black-scholes value of the warrant when issued and our current market price. The significant downward pressure on the price of the common stock as the investors convert/exercise and sell material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. The investors could sell common stock into the market in anticipation of covering the short sale by converting/exercising their securities, which could cause the further downward pressure on the stock price. In addition, not only the sale of shares issued upon conversion or exercise of the convertible note or warrants, but also the mere perception that these sales could occur, may adversely affect the market price of the common stock.

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

On April 21, 2016, the Company was notified by NASDAQ that its pending appeal before the Panel had been denied, and that trading in the Company’s common stock will be suspended on NASDAQ effective with the open of business on Monday April 25, 2016. The Company was approved for trading on the OTCQB® Venture Market, operated by OTC Markets Group Inc., and its common stock began trading on OTCQB effective April 25, 2016 under the trading symbol “FREEF.” Effective June 16, 2017, as a result of our failure to timely file our annual report on Form 20-F, our common stock was removed from the OTCQB and began trading on the OTC Pink market. We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your shares of our common stock in the future at the price that you paid for them, or at all.

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

Pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control,” which term includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of our voting securities, a merger of FreeSeas where less than a majority of the shares of the resulting entity are held by the FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of December 31, 2016 would have been $59,959. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of approximately $4 billion per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4.	Information on the Company

Our Organization and Corporate Structure

We were incorporated on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., or Trinity, a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three drybulk carriers. We currently own one Handysize dry bulk carrier and operate two Handysize dry bulk carriers.

Our common stock currently trades on the OTC Pink market under the trading symbol “FREEF”.

Our principal executive offices are located at 6, Loukianou Street, 10675, Athens, Greece and our telephone number is 011-30-210-729-7284.

Capital Expenditures and Divestitures

During the last three fiscal years, our capital expenditures and divestitures were as follows:

●	On February 18, 2014, the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. The Company recognized an impairment charge of $23,978 in the consolidated statement of operations for the year ended December 31, 2013;

●	On September 16, 2014, the Company sold the M/V Free Jupiter, a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250, renamed Nemorino and subsequently entered into a long term bareboat charter with the vessel’s new owners;

●	On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners;

●	On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to M/V Fiorello and M/V Figaro, respectively;

●	On June 15, 2016, the bareboat hire agreement in connection with the M/V Fiorello was terminated. Subsequent to the termination of the hire, the vessel was sold for a gross sale price of $1,490 with the sale proceeds being applied towards obligations to the bareboat Owners of the vessel and trade creditors; and

●	On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize dry bulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277.

Our Fleet

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. As of December 31, 2016, the Company operated two Handysize dry bulk carriers. Our vessels carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of August 10, 2017, the aggregate dwt of the vessels we operate is 52,889 dwt and the average age of the vessels is 21.6 years.

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

We have contracted the management of our vessels to our Managers, entities beneficially owned by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer. In addition, Mr. Dimitris Filippas, our Deputy Chief Financial Officer, is an officer of one of our Managers. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Managers are responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

The following table details the vessels we operate as of August 10, 2017:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Neptune	Handysize	1996	30,838	Lay-up
M/V Figaro on Bareboat Charter (ex M/V Free Goddess)	Handysize	1995	22,051	Lay-up, see note (*) below.

(*) The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the ex M/V Free Goddess, renamed to M/V Figaro, has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers’ repudiation and terminated the fixture. Cargo interests commenced proceedings before the local Omani Courts under the Bills of Lading for delivery of the cargo in Oman, which were rejected at the first instance and were appealed by Cargo interests. The appeal by Cargo interests was rejected by the Court. Concurrently with the above proceedings, Cargo interests have obtained favorable arbitration decisions and a UK High Court order against the former owner Adventure Five S.A. to deliver the cargo at the port of Salalah, Oman. Griffin Underwriting, The Kidnap and Ransom insurers of the M/V Free Goddess, have commenced action before the High Court in the UK against Adventure Five, Free Bulkers S.A. and our CEO alleging damages. Those proceedings have been frozen by mutual agreement between the parties pending the conclusion of the ongoing negotiations. We, as the Bareboat Charterers of the M/V Figaro, have been exploring all options for a pragmatic and commercial resolution of the complex situation arising from the involvement of many parties with conflicting interests in this lengthy dispute.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

●	Experienced management team. We have benefited from the expertise of our executive officers, including that of Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and that of our Managers’ personnel, which consists of seasoned shipping professionals with long-standing experience in the industry. We believe that our management team has a proven track record of strong performance throughout a challenging economic climate, as we have actively and decisively renewed our fleet while reducing operating costs without sacrificing quality or safety in the process.

●	Experienced in managing older vessels. We have solid experience in managing older vessels and have very good relationships with third party suppliers, shipyards and contractors who can accommodate urgent needs for vessels that are older and may require urgent and competitively priced repairs. We have also forged over the years a relationship of trust with insurers and classification societies who are willing to provide their services at competitive rates, and accommodate bespoke requirements suitable to older vessels. The lower capital requirement for the acquisition of older vessels in conjunction with our ability to keep their maintenance cost at competitive levels provides us with unique investment opportunities.

Business Strategy

Our primary objectives are to profitably grow our business and maximize value to our shareholders by pursuing the following strategies:

●	Expanding into larger asset classes (Supramax and/or Panamax). The recent market downturn has particularly affected the value of larger asset classes creating the potential for relatively greater capital appreciation and operational leverage as the market recovers. We shall also consider pursuing investments in larger asset classes in order to take advantage of all available opportunities as they arise.

●	Build on our experience in operating older vessels. Our experience in managing older vessels provides us with the flexibility to make investments in older vessels, a segment where little or no financing is available from traditional capital sources, and often superior return on capital can be achieved compared to high capital modern vessels.

●	Build upon our strategic relationships. We intend to continue to build upon our extensive experience and relationships with ship brokers, financial institutions, industrial partners and commodity traders. We use these relationships to identify chartering and acquisition opportunities and gain access to sources of additional financing, industry contacts and market intelligence. In addition, our relationships and experience with insurers and technical service providers, spares suppliers and repair shipyards position us optimally for the competitive operation of a versatile fleet with heavy employment commitments and demanding technical requirements.

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

Customers

During 2016, we derived approximately 97%% of our gross revenues from two charterers, and during 2015, we derived approximately 70% of our gross revenues from two charterers. We believe that our customer base is composed of established charterers.

Management of Operations and Fleet

Pursuant to our amended and restated services agreement with our Managers, our operations are executed and supervised by our Manager, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay a monthly fee of $50, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement. The termination fee as of December 31, 2016 would be approximately $59,959.

Our Managers, provide us with the following services:

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

We also contract the technical management of our vessels to our Managers, Free Bulkers S.A. and OpenSeas Maritime S.A. Free Bulkers S.A. has a separate management contract with one of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis, as described below. OpenSeas Maritime S.A. has a management contract with another of our subsidiaries relating to a vessel bareboat chartered. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to our amended management agreement with our Managers, we pay our Managers a monthly technical management fee of $19 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

We also pay our Managers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ owned and bareboat chartered vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of our Managers.

Our Managers currently manage the vessels owned and bareboat chartered.

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

Property

We had entered into an agreement with Free Bulkers S.A., pursuant to which we had agreed to pay Free Bulkers S.A. 65% of the rents due from Free Bulkers S.A. to the lessor of rented office space and 65% of the apportioned common expenses and maintenance expenses. In June 2017, we relocated our offices to 6, Loukianou Street, 10675, Athens, Greece. We have entered into an agreement pursuant to which we agreed to pay our Manager, Prodigy Inc., 50% of the rents due from Prodigy Inc. to the lessor for use of office space by the Company and 50% of the apportioned common expenses and maintenance expenses.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. There are many drybulk shipping companies which are publicly traded on the U.S. stock markets, such as DryShips Inc. and Diana Shipping Inc., which are significantly larger than we are and have substantially more capital, more and larger vessels, personnel, revenue and profits and which are in competition with us. There is no assurance that we can successfully compete with such companies for charters or other business.

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

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide (“SOx”) and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, NOx and SOx emission standards entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs). The North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. Fuel used by vessels operating in the ECA cannot exceed a 1.0% sulfur content, dropping to a 0.1% sulfur content in 2015. NOx after-treatment requirements will apply in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, became enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Upon satisfactory demonstration of financial responsibility, a Certificate of Financial Responsibility, or COFR, is issued by the United States Coast Guard. This certificate must be carried aboard the vessel to comply with these financial responsibility regulations. We have complied with these financial responsibility regulations by obtaining and carrying COFRs for each of our vessels that operate in U.S. waters. Currently none of our vessels operate in U.S. waters. We may incur additional costs to obtain COFRs for vessels, if required, and to comply with increased limits of liability in the future.

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

The United States Clean Water Act

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels’ current ISM Code SMS Plan. We have submitted NOIs for all of our vessels that operate in U.S. waters. As part of a settlement of a lawsuit challenging the VGP, EPA has proposed a new VGP with numerical restrictions on organisms in ballast water discharges. The new VGP is now in effect by EPA and it is monitored onboard by the USCG. Our ships are in full compliance with the VGP regulations.

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

The Paris Memorandum of Understanding on Port State Control (Paris MoU) to which 27 nations are party adopted the “New Inspection Regime” (NIR) to replace the existing Port State Control system, effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality vessels with a smaller inspection burden and subject high-risk ships to more in-depth and frequent inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and will be phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. Although the USCG ballast water management requirements are consistent with the requirements in EPA’s proposed VGP, the USCG intends to review the practicability of implementing even more stringent ballast water discharge standards and publish the results of that review no later than January 1, 2016. In the past absence of federal standards, states enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan’s ballast water management legislation was upheld by the Sixth Circuit Court of Appeals and California enacted legislation extending its ballast water management program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of requirements similar to those of California and Michigan or the adoption of requirements that are more stringent than the EPA and USCG requirements. We could incur additional costs to comply with the new VGP and additional USCG or state ballast water management requirements.

At the international level, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, in March 2010, MEPC passed a resolution urging the ratification of the Convention and calling upon those countries that have already ratified it to encourage the installation of ballast water management systems.

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

Greenhouse Gas Regulation

The 2005 Kyoto Protocol to the United Nations Framework Convention on Climate Change required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. International negotiations regarding a successor to the Kyoto Protocol are on-going. The IMO’s MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The EEDI establishes a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan will be applicable to currently operating vessels of 400 metric tons and above. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. The EU is considering measures including an expansion of the existing EU emissions trading scheme to greenhouse gas emissions from marine vessels, The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile and stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

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

The table below lists the next dry-docking and special surveys scheduled for each vessel, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
M/V Figaro	Third quarter 2018	Fourth quarter 2015*
M/V Free Neptune	Third quarter 2017	Second quarter 2019

* The M/V Figaro cannot pass her special survey dry-docking until the cargo on board has been delivered to its receivers.

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

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. The Company currently operates two Handysize dry bulk carriers. Our vessels carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of August 10, 2017, the aggregate dwt of the vessels we operate is 52,889 dwt and the average age of the vessels is 21.6 years.

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

Recent Developments

●	On January 20, 2017, the Company sold to LG Capital Funding, LLC, a $45 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

●	On January 20 and March 20, 2017, debt purchase agreements were executed between LG Capital Funding, LLC, a US investor, the buyer and M. DALAKOS – I. FASSOLIS – N. THEOFANOPOULOS & PARTNERS LAW FIRM, a non-US creditor, the seller of the $108 convertible promissory note plus accrued interest, issued on August 16, 2016. Two replacement notes were issued on January 20 and March 20, 2017, respectively, aggregating the total principal amount of the convertible promissory note outstanding plus accrued interest.

●	Effective February 7, 2017, the Company effectuated a one-to-five thousand reverse stock split on its issued and outstanding common stock.

●	On February 9, 2017, the Company’s Board of Directors agreed the reduction of the five-member Board to a three-member Board. Thus, Mr. Galinas and Mr. Panagiotopoulos resigned and they nominated Mr. Dimitrios Filippas to fill their vacancy. Mr. Dimitrios Filippas, currently serving as deputy Chief Financial Officer of the Company, accepted the nomination and elected as member of the Board and Treasurer.

●	On February 13, 2017, the Company sold to Power Up Lending Group Ltd., a $93 12% interest bearing convertible note due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 58% of the average of the lowest three trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 115% of principal plus interest (during days 1-30) to 140% of principal plus interest (during days 151-180).

●	On February 16, 2017, the Company sold to Crown Bridge Partners, LLC, a $45 convertible promissory note, which contained a $5 original issue discount (OID) and matures a year from issuance and accrues interest at the rate of 6% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 120% of principal plus interest (during days 1-60) to 145% of principal plus interest (during days 121-180).

●	On February 16, 2017, upon full conversion of the $30 convertible promissory note in connection with a debt settlement agreement entered into with Anyland Travel Ltd, plus accrued interest, the Company has issued in aggregate 17,242 shares of common stock to the note holder.

●	On February 17, 2017, the Company issued to Brighton Capital Ltd., a $68 convertible promissory note in connection with a debt settlement agreement entered into, of the same amount of outstanding invoice, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.02 and (ii) 65% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On February 22, 2017, a debt purchase agreement was executed between APG Capital Holdings, LLC, a US investor, the buyer and Marine Plus S.A a non-US creditor, the seller of the outstanding $45 convertible promissory note issued on June 27, 2016. A replacement note was issued for the amount of the outstanding convertible promissory note.

●	On February 22, 2017, the Company sold to APG Capital Holdings, LLC, a $37 convertible promissory note, which contained a $3.6 original issue discount (OID) and matures a year from issuance and accrues interest at the rate of 10% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 46% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note to 150% of principal plus interest.

●	On February 24, 2017, the Company sold to Oakmore Opporutnity Fund I, LP, a $50 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On March 14, 2017, the Company issued to Sichenzia Ross Ference Kesner LLP, a $47 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.06 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On March 15, 2017, the Company sold to Marine Plus S.A., a non-U.S. investor, an $72 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.403 (as adjusted for stock splits, stock dividends, stock combinations or other similar transactions) and (ii) the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On March 15, 2017, a debt purchase agreement was executed between Yoshar Trading LLC, a US investor, the buyer and YES Properties Inc, the seller of the $35 convertible promissory note, issued on August 16, 2016. The purchase price for the note was the Buyer’s payment of $40 to the seller.

●	On March 20, 2017, the Company sold to LG Capital Funding, LLC, a $45 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

●	On March 22, 2017, the Company sold to E. Stavropoulos & Co O.E. “Hydra Travel”, a non-U.S. investor, a $22 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.2394 (as adjusted for stock splits, stock dividends, stock combinations or other similar transactions) and (ii) the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On March 28, 2017, the Company sold to Cerberus Finance Group Ltd, a non-U.S. investor, a $25 convertible promissory note which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the fifteen prior trading days. Upon written notice, during the first 39 days the Company may prepay the investor in cash, for 125% of any outstanding principal and interest remaining on the note.

●	On April 6, 2017, upon full conversion of the $137 convertible promissory note to Sichenzia Ross Ference Kesner LLP, dated May 9, 2016, plus accrued interest, the Company has issued in aggregate 4,109,800 shares of common stock to the note holder.

●	On April 7, 2017, the Company sold to GS Capital Partners, a $30 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 10% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note at 150% of principal plus interest.

●	On May 23, 2017, the Company received a letter from OTCQB that the Company’s (FREEF) bid price closed below $0.01 for more than 30 consecutive calendar days and no longer meets the Standards for Continued Eligibility for OTCQB as per the OTCQB Standards, section 2.3(2). To remain eligible for trading on the OTCQB marketplace, the Company must have proprietary priced quotations published by a Market Maker in OTC Link with a minimum closing bid price of $0.01 per share on at least one of the prior thirty consecutive calendar days. As per the OTCQB Standards, section 4.1, in the event that the minimum closing bid price for the Company’s common stock falls below $0.01 per share, a grace period of 90 calendar days to regain compliance shall begin, during which the minimum closing bid price for the Company’s common stock must be $0.01 or greater for ten consecutive trading days; Pursuant to these OTCQB Standards, the Company has been granted a period of 90 calendar days in which to regain compliance with Section 4.1. The grace period expires August 21, 2017 and at that time if the Company’s bid price has not closed at or above $0.01 for any ten consecutive trading days then the Company will be removed from the OTCQB. In addition, in the event that the Company’s closing bid price falls below $0.001 at any time for five consecutive trading days, the Company will be immediately removed from OTCQB.

●	On June 1, 2017, the Company entered into a management services agreement with Prodigy Inc., a Manager, for the provision of financial services, including all of our accounting, financial reporting and internal controls, and other back-office services, as well as the provision of use of space for the Company’s offices at 6, Loukianou St. Athens Greece. Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is a shareholder of Prodigy Inc.

●	On June 15, 2017, the Company was notified by the OTC Markets that as a result of the Company’s failure to file its annual report on Form 20-F, the Company’s common stock would be removed from the OTCQB market and would be available for quotation on the OTC Pink market operated by the OTC Markets, effective June 16, 2017, under the same trading symbol of “FREEF”.

●	On July 21, 2017, the Company sold to L.G. CAPITAL FUNDING, LLC two 8% convertible notes of the Company, in the aggregate principal amount of $79 (each Note being in the amount of $39.5) which mature a year from issuance. The second such Note is initially paid by a same amount and maturity note collateralized by liquid assets of equal value, it is not repayable, except that if the first Note is redeemed within 6 months from issuance then the second note and its collateral note are automatically cancelled, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days; and

●	On July 24, 2017, the Company sold to, ADAR BAYS, LLC a 8% convertible note of the Company in the principal amount of $39.5 which matures a year from issuance paid for by a same amount and maturity note collateralized by liquid assets of equal value, it is not prepayable, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time after 6 months from issuance to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days.

●

On August 17, 2017, the Company sold to L.G. CAPITAL FUNDING, LLC two 8% convertible notes of the Company, in the aggregate principal amount of $75 (each Note being in the amount of $37.5) which mature a year from issuance. The second such Note is initially paid by a same amount and maturity note collateralized by liquid assets of equal value, it is not repayable, except that if the first Note is redeemed within 6 months from issuance then the second note and its collateral note are automatically cancelled, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days.

Employment and Charter Rates

Our Fleet

The following table details the vessels we operate in our fleet as of August 10, 2017:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Neptune	Handysize	1996	30,838	Lay-up
M/V Figaro on Bareboat Charter (ex M/V Free Goddess)	Handysize	1995	22,051	Lay-up, see note (*) below.

(*) The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the ex M/V Free Goddess, renamed to M/V Figaro, has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers’ repudiation and terminated the fixture. Cargo interests commenced proceedings before the local Omani Courts under the Bills of Lading for delivery of the cargo in Oman, which were rejected at the first instance and were appealed by Cargo interests. The appeal by Cargo interests was rejected by the Court. Concurrently with the above proceedings, Cargo interests have obtained favorable arbitration decisions and a UK High Court order against the former owner Adventure Five S.A. to deliver the cargo at the port of Salalah, Oman. Griffin Underwriting, The Kidnap and Ransom insurers of the M/V Free Goddess, have commenced action before the High Court in the UK against Adventure Five, Free Bulkers S.A. and our CEO alleging damages. Those proceedings have been frozen by mutual agreement between the parties pending the conclusion of the ongoing settlement negotiations. We, as the Bareboat Charterers of the M/V Figaro, have been exploring all options for a pragmatic and commercial resolution of the complex situation arising from the involvement of many parties with conflicting interests in this lengthy dispute.

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

Our Fleet-Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “-Critical Accounting Policies-Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. The Company, as a result of the unprecedented adverse market conditions the dry bulk industry faced and the substantial decline in the vessel market values, recognized an impairment charge of $4,286 for the M/V Free Neptune during the year ended December 31, 2016, in the accompanying consolidated statement of operations.

Drybulk Vessels	DWT	Year Built	Date of Acquisition	Purchase Price (in million USD)	Carrying Value as of 12/31/2016 (in million USD)	Fair Market Value as of 12/31/2016 (in million USD)	Carrying Value as of 12/31/2015 (in million USD)	Fair Market Value as of 12/31/2015 (in million USD)
Free Neptune	30,838	1996	08/25/09	$11.0	$2.1	$2.1	$6.8	$3.0

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

As of December 31, 2016, the Company performed an impairment assessment of its long-lived asset M/V Free Neptune by comparing the undiscounted net operating cash flows for the vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the ten-year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company, as a result of the adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, recognized an impairment charge of $4,286 for the M/V Free Neptune during the year ended December 31, 2016, in the accompanying consolidated statement of operations.

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

Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms, in return for payment of an agreed upon freight rate per ton of cargo. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading of its next fixed cargo and is deemed to end upon the completion of the discharge of the current cargo. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is provided. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned. Probable losses on voyages in progress are provided for in full at the time such losses can be estimated.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessel was chartered in the spot market during the year ended December 31, 2016.

A standard maritime industry performance measure is the TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2014, 2015 and 2016 was $3,463, $649 and $(1,163), respectively.

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

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2016, 2015 and 2014 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2016	2015	2014
Adjusted EBITDA (1)	$(5,877)	$(9,408)	$(15,030)

Fleet Data:

Average number of vessels (2)	1.7	3.0	5.6

Ownership days (3)	635	1,088	2,033

Available days (4)	182	480	962

Operating days (5)	104	462	771

Fleet utilization (6)	57.1%	96.3%	80.1%

Average Daily Results:

Average TCE rate (7)	$(1,163)	$649	$3,463

Vessel operating expenses (8)	$3,438	$4,565	$6,250

Management fees (9)	$1,106	$983	$789

General and administrative expenses(10)	$4,477	$3,083	$1,705

Total vessel operating expenses (11)	$4,543	$5,548	$7,040

(1)	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, loss on commitment and contingency, contractual derivative obligation, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance and dry-docking costs. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	For the year ended December 31,
	2016	2015	2014
Net loss	$(20,511)	$(52,949)	$(12,688)
Depreciation and amortization	1,939	3,585	5,320
Stock-based compensation charge	206	898	638
Vessel impairment loss	4,286	18,891	—
Loss on derivative instruments	—	—	21
Interest and finance cost, net of interest income	3,632	5,027	2,342
Loss on sale of vessels	277	7,620	1,098
Loss on commitment and contingency	—	2,000	—
Contractual derivative obligation	5,442	3,300	—
Loss due to capital lease write-off	—	3,058	—
Provision and write-offs of insurance claims and bad debts	(1,185)	(525)	872
Gain / (loss) on settlement of payable	37	(313)	—
Gain on debt extinguishment	—	—	(16,057)
Dry-docking costs	—	—	3,424
Adjusted EBITDA	$(5,877)	$(9,408)	$(15,030)

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2016	2015	2014

Operating revenues	$506	$2,304	$3,773

Voyage expenses and commissions	$(627)	$(2,004)	$(1,103)

Net operating revenues	$(121)	$300	$2,670

Operating days	$104	$462	$771

Time charter equivalent daily rate	$(1,163)	$649	$3,463

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2016	2015	2014

Vessel operating expenses (excluding dry-docking costs)	$2,183	$4,967	$12,707

Ownership days	635	1,088	2,033

Daily vessel operating expense	$3,438	$4,565	$6,250

(9)	Daily management fees are calculated by dividing total management fees (excluding stock-based compensation charge and gain on shares issued to the Manager) paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation charge and gain on shares issued to the Manager) by ownership days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Year Ended December 31, 2016 as Compared to Year Ended December 31, 2015

REVENUES - Operating revenues for the year ended December 31, 2016 were $506 compared to $2,304 for the year ended December 31, 2015. The decrease of $1,798 is mainly attributable to the fact that the average number of vessels owned was 1.7 for the year ended December 31, 2016 compared to 3 for the year ended December 31, 2015. In addition, the charter rates during the year ended December 31, 2016 were substantially lower than 2015, which negatively affected our revenues.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $609 for the year ended December 31, 2016, as compared to $1,831 for the year ended December 31, 2015. The variance in voyage expenses reflects mainly the decreased replenishment of bunkers to the owners’ account during the year ended December 31, 2016. For year ended December 31, 2016, commissions charged amounted to $18, as compared to $174 for the year ended December 31, 2015. The decrease in commissions is due to the decrease of operating revenues for the year ended December 31, 2016 compared to year ended December 31, 2015. The commission fees represent commissions paid to the Managers, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include dry-docking costs, crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $2,183 in the year ended December 31, 2016, as compared to $4,967 in the year ended December 31, 2015. The decrease in operating expenses was due to the fact that fewer vessels were owned in our fleet, 1.7 during the year ended December 31, 2016, as compared to 3 during the year ended December 31, 2015, resulting in the reduction of ownership days of our fleet to 635 days compared to 1,088 days in the same period of 2015.

DEPRECIATION AND AMORTIZATION - For the year ended December 31, 2016, depreciation expense was at $1,939 as compared to $3,585 in the year ended December 31, 2015. The decrease was due to the decrease of the average number of vessels owned referred in the “REVENUES” paragraph above.

MANAGEMENT FEES - Management fees for the year ended December 31, 2016 totaled $702 as compared to $1,070 in the year ended December 31, 2015. The $368 decrease in management fees reflects the reduction of the number of vessels managed in our fleet.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, stock-based compensation charges and services fees and expenses charged by the Manager, totaled $3,049 for the year ended December 31, 2016 as compared to $4,252 for the year ended December 31, 2015. The decrease reflected the successful efforts of the Company to reduce the overhead expenses.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the years ended December 31, 2016 and 2015, the amounts were $1,185 and $525 respectively, which reflected the reversed provision and write-off of various long outstanding accounts receivable.

LOSS ON COMMITMENT AND CONTINGENCY - There was no corresponding amount in 2016. The Company, as of December 31, 2015, has recognized a contingency loss of $2,000 on the repurchase commitment by writing-off $2,000 on the Options Advance Payment.

CONTRACTUAL DERIVATIVE OBLIGATION - The Company, as of December 31, 2016, recognized, as a contractual derivative obligation, an expense of $5,442 being the remaining balance of the put-option price of $3,500 for the vessel Figaro, plus $1,490 being the sale price of M/V Fiorello and $452 due under its bareboat charter terms as of the date of its termination June 15, 2016.

LOSS ON SALE OF VESSELS - For the year ended December 31, 2016, as a result of the sale of M/V Free Maverick, the Company recognized a loss of $277 in the accompanying consolidated statements of operations. There was no corresponding amount in 2015.

FINANCING COSTS - Financing costs amounted to $3,632 and $5,026 for the years ended December 31, 2016 and 2015, respectively. The decrease of the interest and financing costs incurred for the year ended December 31, 2016 as compared to the same period in 2015 was attributed to less amount of convertible debt net discount expensed for the year ended December 31, 2016.

NET LOSS - Net loss for the year ended December 31, 2016 was $20,511 as compared to net loss of $52,949 for the year ended December 31, 2015. The decrease of $32,438 for the year ended December 31, 2016 was mainly due to the following one-off charges recorded in the year ended December 2015: (a) the loss due to capital lease write-off of $3,058 recorded in the year ended December 31, 2015; (b) the impairment charge of $18,891 for the M/V Free Maverick recorded as of December 31, 2015; (c) the loss on commitment and contingency of $2,000 recorded as of December 31,2015; (d) the contractual derivative obligation of $3,000 recorded as of December 31, 2015 and (e) the loss of $7,620 on sale of M/V Free Hero and M/V Free Goddess recorded as of December 31, 2015.

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

Liquidity and Capital Resources

The Company has historically financed its capital requirements from sales of equity or equity-linked securities, operating cash flows and long-term borrowings. As of December 31, 2016, its bank borrowing with NBG its standalone lender, totaled $17,598. The Company has primarily used its funds for capital expenditures to maintain its fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

As a result of the historically low charter rates for drybulk vessels, which have affected the Company for over six years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $20,511, $52,949 and $12,688 during the years ended December 31, 2016, 2015 and 2014, respectively. The Company’s cash flow projections for 2017, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2016 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2016 and 2015, the Company had working capital deficits of $35,715 and $34,065, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014 the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2016, the Company received notification from NBG that the Company has not paid the aggregate amount of $23,956 constituting repayment installments, accrued loan and default interest due on December 16, 2016.

If the Company is not able to reach an agreement with NBG, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of December 31, 2016, the Company is required to reclassify its long-term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

Cash Flows

Year Ended December 31, 2016 as Compared to Year Ended December 31, 2015

OPERATING ACTIVITIES - Net cash used in operating activities decreased by $1,092 to $8,873 for the year ended December 31, 2016, as compared to $9,965 for the year ended December 31, 2015. The decrease reflected the lower number of vessels owned and in operation during the year ended December 31, 2016.

FINANCING ACTIVITIES - Net cash provided by financing activities for the year ended December 31, 2016 was $7,233, as compared to $6,489 for the year ended December 31, 2015. The increase reflects the cash provided as by the proceeds of convertible notes the Company sold during the year ended December 31, 2016.

INVESTING ACTIVITIES - Net cash provided by investing activities for the year ended December 31, 2016 was $1,672, as compared to $3,451 for the year ended December 31, 2015. The decrease reflects the sale of only one vessel compared to two vessels in the year ended December 31, 2015.

Year Ended December 31, 2015 as Compared to Year Ended December 31, 2014

OPERATING ACTIVITIES - Net cash used in operating activities decreased by $9,628 to $9,965 for the year ended December 31, 2015, as compared to $19,593 for the year ended December 31, 2014. The decrease reflected the lower number of vessels owned and in operation in our fleet during the year ended December 31, 2015.

FINANCING ACTIVITIES - Net cash provided by financing activities for the year ended December 31, 2015 was $6,489, as compared to $2,815 for the year ended December 31, 2014. The cash was mainly provided as a result of the proceeds from the convertible notes the Company sold during the year ended December 31, 2015.

INVESTING ACTIVITIES - Net cash provided by investing activities for the year ended December 31, 2015 was $3,451, as compared to $14,872 for the year ended December 31, 2014. The decrease reflects the sale of two vessels compared to three vessels in the year ended December 31, 2014.

Bank Loan - current portion

As of December 31, 2016, the Company’s bank debt is as follows:

NBG
December 31, 2015	$17,598
Additions	$-
Payments	$-
December 31, 2016	$17,598

The remaining repayment terms of the loan outstanding as of December 31, 2016, is as follows:

Lender	Vessel	Remaining Repayment Terms

National Bank of Greece	M/V Free Neptune	The loan matured on December 16, 2016.

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

The weighted average interest rate for the year ended December 31, 2016 and 2015 was 4% and 4%, respectively. Interest expense incurred under the above loan agreements amounted to $1,467, $1,237 and $1,655 for the years ended December 31, 2016, 2015 and 2014, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

Credit Suisse Facility

The Company and certain of its subsidiaries entered into an agreement with Credit Suisse, on May 28, 2014, whereby the Company agreed to pay to Credit Suisse approximately $22,636 from the offering proceeds to eliminate all of its debt obligations owed to Credit Suisse, amounting to $37,636 as of that date, and be discharged and released from any and all payment obligations (actual and contingent) owed and payable by the Company in respect of all amounts of principal, interest thereon, fees, costs and expenses under the credit Facility Agreement and Master Swap Agreement, both dated December 24, 2007 (as amended and/or supplemented and/or restated from time to time). Under the terms of this agreement Credit Suisse undertook, upon receipt of such payment, to cancel all the remaining debt of $15,000 owed by the Company and to release (i) any and all liens it has on the assets of the Company and (ii) all corporate guarantees received from the Company’s subsidiaries.

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

NBG Facility

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2016, the Company received notification from NBG that the Company has not paid the aggregate amount of $23,956 constituting repayment installments, accrued loan and default interest due on December 16, 2016. The Company is currently in negotiations with the Bank to find an amicable solution for full and final settlement of all its obligations to the Bank.

Loan Covenants

As of December 31, 2015 and December 31, 2016, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at December 31, 2016.

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

Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Summary of Contractual Obligations

The following table summarizes our contractual committed obligations and their maturity dates as of December 31, 2016:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2-year	3-year	4-year	5-year	More than 5 years
	(U.S. dollars in thousands)

Services fees to the Manager*	4,031	1,031	600	600	600	600	600

Management fees to the Managers	3,319	455	455	455	455	455	1,044

Hire on Leased Vessel	1,360	402	402	402	154	-	-

Total obligations	$8,710	$1,888	$1,457	$1,457	$1,209	$1,055	$1,644

*As of June 1, 2017, the services fees were reduced to $50 per month from $136.

The above table does not include our share of the monthly rental expenses for our offices of Euro 1.5 (in thousands) compared to Euro 8.7 (in thousands).

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the names of the members of our board of directors and our senior management. Generally, each member of the board of directors serves for a three-year term. Additionally, the directors are divided among three classes, so the term of office of a certain number of directors expires each year. Consequently, the number of directors who stand for re-election each year may vary. Our executive officers are appointed by, and serve at the pleasure of, the board of directors. The primary business address of each of our executive officers and directors is 6, Loukianou Street, 106 75, Athens, Greece.

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	46	Chairman of the Board of Directors, Chief Executive Officer and President	2017
Dimitris Papadopoulos	72	Chief Financial Officer, Secretary and Director	2019
Dimitris Filippas	40	Deputy Chief Financial Officer, Treasurer and Director	2018

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

Dimitris D. Papadopoulos became our chief financial officer in November 2013 having served in the same position from 2007 to 2008, and joined the Board of Directors in December 2016. Mr. Papadopoulos started his career with Citigroup in New York from 1968 to 1970, in the European credit division, and was later posted in Athens from 1970 to 1975, where he left as general manager of corporate finance to join Archirodon Group Inc. There he served as financial and administration vice president from 1975 to 1991, which included the financial supervision of the Group’s shipping division, the Konkar Group. He served as chairman and chief executive officer of the group’s U.S. arm, Delphinance Development Corp. from 1984 to 1991. In addition to its real estate development, oil and gas development and venture capital investments, Delphinance owned several U.S. contracting companies engaged in both the public and private sectors with special expertise in harbor and marine works. In 1991, he assumed the position of managing director of Dorian Bank, a full-charter commercial and investment bank in Greece, where he served until 1996. From 1996 until 1998 and from 2000 until 2001, he was a freelance business consultant. From 1998 to 1999, he served as managing director of Porto Carras S.A., a resort hotel in Northern Greece. Later, as executive vice president at the Hellenic Investment Bank, from 1999 to 2000, he was responsible for developing the bank’s new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations. From 2004 until April 2007, Mr. Papadopoulos served as president of Waterfront Developments S.A. As a Fullbright grantee, Mr. Papadopoulos studied economics at Austin College, Texas (B.A. and “Who’s Who Amongst Students in American Colleges and Universities” - 1968) and did graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.

Dimitris K. Filippas became our Deputy Chief Financial Officer in November 2013 and joined the Board of Directors in February 2017. Mr. Filippas has been the Finance Manager for Free Bulkers S.A. since 2007. Mr. Filippas has substantial experience in the ship finance field. He holds a BSc in Banking and International Finance from Cass Business School and a Master’s Degree in Shipping Business and Finance with Distinction from LGU.

B.	Compensation

Director Compensation

The total gross cash compensation paid for each of the years ended December 31, 2015 and 2016 to our directors was $nil. Starting from the fourth quarter in 2015, we have reduced the fee we pay to each of our non-executive directors to $3 per quarter, except that if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Our directors received shares of common stock in addition to directors’ fees in 2013.

Management Compensation

The Company currently does not pay any cash compensation to the Company’s executive officers, including our President and Chief Executive Officer, our Chief Financial Officer and our Deputy Financial Officer. Instead, the Company has entered into restated new services agreements with one of the Managers, pursuant to which the Company pays the Manager a monthly fee of $50 for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, including the services of the Company’s President and Chief Executive Officer and Chief Financial Officer, plus expenses.

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our President and Chief Executive Officer, our Chief Financial Officer and our Deputy Financial Officer. Instead, their services are provided pursuant to the terms of a new services agreement with one of the Managers. Pursuant to the terms of this services agreement, we pay the Manager a monthly fee of $50 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, plus expenses. The Managers are also entitled to a termination fee if the agreements are terminated upon a “change of control” as defined in the services agreements. See “Certain Relationships and Related Transactions—Manager.”

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

On March 14, 2016, the Company, pursuant to the unanimous written consent of the Board of Directors, issued 10 common shares to the Manager, for settling $250, part of unpaid amount due in connection with services provided to the Company by the Manager. The common shares issued were valued at the consolidated closing bid price of the common stock at the day of the issuance.

C.	Board Practices

The term of our Class A director expires in 2018, the term of our Class B director expires in 2019 and the term of our Class C director expires in 2017. There are no agreements between us and any director that provide for benefits upon termination or retirement.

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

Director Independence

Our securities are listed on the OTCQB and we are not required to have any independent directors. The Board of Directors has determined that none of our current directors is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. As a result of our financial condition, we no longer have any independent directors and rely upon our management to also serve on the Board without additional compensation.

Meetings and Committees of the Board of Directors

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2016, our Board of Directors held one meeting and also approved certain actions by unanimous written consent. All of our directors attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served. We strongly encourage all directors to attend our annual meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that none of the members of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, corporate governance and nominating committees and corporate governance guidelines are posted in the “Corporate Governance” section of our website at www.freeseas.gr, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our audit committee consists of Messrs. Varouxakis, Papadopoulos and Filippas, none of whom is an independent director. Mr. Papadopoulos has been designated the “Audit Committee Financial Expert” under the SEC rules.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Varouxakis, Papadopoulos and Filippas, none of whom is an independent director. The compensation committee reviews and approves the equity compensation of our executive officers. Currently, we do not pay cash compensation to our executive officers. We have entered into services agreements with the Managers, which are entities beneficially owned by Mr. Varouxakis, pursuant to which they provide us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services.

Nominating Committee

Our nominating committee consists of Messrs. Varouxakis, Papadopoulos and Filippas, none of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

In connection with the selection and nomination process, the nominating committee, along with the full Board of Directors, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate’s time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate’s knowledge of the rules and regulations of the SEC and the NASDAQ Stock Market, and accounting and financial reporting requirements; (vi) the candidate’s ability to satisfy the criteria for independence established by the SEC and the NASDAQ Stock Market; and (vii) the interplay of the candidate’s experience with the experience of other Board members.

Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Varouxakis, Papadopoulos and Filippas, none of whom is an independent director. The corporate governance committee ensures that we have and follow appropriate governance standards.

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

Pursuant to the plan, there are no shares of the Company’s common stock available for grant as of December 31, 2016.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

None.

B.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the Managers pursuant to ship management agreements between each of the subsidiaries and the Managers.

Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $19 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays Managers a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Managers. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. In this respect, the Company paid the Managers $36 relating to the sale of the M/V Free Knight during the year ended December 31, 2014.

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. In this respect, the Company paid the Managers $122 relating to the sale of the M/V Free Jupiter during the year ended December 31, 2014.The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000, such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale.

On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. In this respect, the Company paid the Managers $36 relating to the sale of the M/V Free Impala during the year ended December 31, 2014.

On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize dry bulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277. In this respect, the Company paid the Managers $19 relating to the sale of the M/V Free Maverick during the year ended December 31, 2016.

In addition, the Company has incurred commission expenses relating to its commercial agreement with the Managers amounting to $6 , $35, and $36 for the year ended December 31, 2016, 2015 and 2014, respectively, included in “Commissions” in the accompanying consolidated statements of operations.

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

On March 14, 2016, the Company, pursuant to the unanimous written consent of the Board of Directors, issued 10 common shares to the Manager, for settling $250, part of unpaid amount due in connection with services provided to the Company by the Manager. The common shares issued were valued at the consolidated closing bid price of the common stock at the day of the issuance.

The Company also pays, as per its services agreement with the Managers, a monthly fee of $50 effective June 1, 2017 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2016, would be approximately $59,959.

Fees and expenses charged by the Managers are included in the Company’s consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” and “Loss on sale of vessel”. The total amounts charged for the year ended December 31, 2016, 2015, and 2014 amounted to $2,344 ($702 of management fees, $1,635 of services fees, $nil of superintendent fees and $7 for other expenses), $2,800 ($1,070 of management fees, $1,635 of services fees, $88 of superintendent fees and $7 for other expenses) and $3,528 ($1,605 of management fees, $1,650 of services fees, $265 of superintendent fees and $8 for other expenses), respectively.

The balance due from the Managers as of December 31, 2016 and December 31, 2015 was $nil. The amount paid to the Manager for office space during the year ended December 31, 2016, 2015 and 2014 was $139, $140 and $148, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations. The balance due to the Managers as December 31, 2016 and December 31, 2015 was $2,107 and $713, respectively, and is included in the “Management and other fees to a related party” in the consolidated statements of operations.

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

The closing high and low sales prices of our common stock as reported by the NASDAQ Stock Market or the OTCQB Market, as applicable, for the years, quarters and months indicated, are as follows (adjusted to give effect of our (i) one share for ten (10) share reverse stock split that was effective on February 14, 2013, (ii) the one share for five (5) share reverse stock split that was effective on December 2, 2013, (iii) the one share for seven and one-half share (7.5) reverse stock split that was effective on May 11, 2015, (iv) the one share for fifty (50) share reverse stock split that was effective on June 26, 2015, (v) the one share for sixty (60) share reverse stock split that was effective on January 15, 2016, (vi) the one share for two hundred (200) share reverse stock split that was effective on April 14, 2016, and (vii) the one share for five thousand (5,000) share reverse stock split that was effective on February 7, 2017):

	Common Stock
For the Years Ended:	High	Low
December 31, 2012	$2,081,250,000,000.00	$78,750,000,000.00
December 31, 2013	652,500,000,000.00	19,125,000,000.00
December 31, 2014	54,900,000,000.00	1,575,000,000.00
December 31, 2015	1,200,000.00	600,000.00
December 31, 2016	160,000.00	1.50

	Common Stock
For the Quarters Ended:	High	Low
June 30, 2015	$228,000,000.00	$140,000,000.00
September 30, 2015	1,200,000.00	600,000.00
December 31, 2015	4,200,000.00	600,000.00
March 31, 2016	160,000.00	20,000.00
June 30, 2016	14,400.00	121.00
September 30, 2016	149.00	14.25
December 31, 2016	23.25	1.50
March 31, 2017	2.00	0.01
June 30, 2017	0.01	0.003

	Common Stock
For the Months Ended:	High	Low
January 31, 2017	$2.00	$1.00
February 28, 2017	1.50	0.12
March 31, 2017	0.10	0.01
April 30, 2017	0.01	0.01
May 31, 2017	0.01	0.003
June 30, 2017	0.008	0.003

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common stock began trading on the OTC Pink market on June 16, 2017 under the trading symbol “FREEF.” Between April 22, 2016 and June 15, 2016, our common stock traded on the OTCQB market under the trading symbol “FREEF.” Between February 26, 2013 and April 21, 2016, our common stock traded on the NASDAQ Capital Market under the trading symbol “FREE.” Prior to that time, our common stock traded on the NASDAQ Global Market between November 8, 2007 and February 25, 2013 under the trading symbol “FREE.” Prior to that time, our common stock was traded on the NASDAQ Capital Market under the symbol “FREE.”

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

Shareholder Rights Plan

General

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of approximately $20 trillion per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.

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

None.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Dimitris Papadopoulos, Chief Financial Officer, FreeSeas Inc., 6, Loukianou Street, 10675, Athens, Greece and our telephone number is +30-210-729-7284.

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

Our interest expense is affected by changes in the general level of interest rates. The only loan with NBG on M/V Free Neptune matured on December 16, 2016.

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

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2016, 2015 and 2014, approximately 4%, 4% and 18%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2016 by approximately $101 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2016.

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

Charter Market Risk

Our revenues, earnings and profitability are affected by the prevailing charter market rates. During 2016, the BDI remained volatile. In 2016, the BDI reached a high of 1,257 and a low of 290. Furthermore, charter rates have been particularly volatile during the first six months of 2017. In the first six months of 2017, the BDI reached a high of 1,338 and a low of 685. Such chartering market volatility is expected to adversely impact our financial performance for the relevant quarter including its net income and cash flow.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Please see “Item 5. Operating and Financial Review and Prospects - Recent Developments” and “- Long-Term Debt” for a full description of loan defaults.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Except as described elsewhere in this document, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in 2016 (see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation”) for a description of this plan. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2016. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2016 due to our inability to file this annual report on Form 20-F within the SEC deadline of four months after our year end (subject to an allowable extension of 15 days).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on that evaluation under this framework, our management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm regarding internal control over financial reporting. As we are neither a large accelerated filer nor an accelerated filer, our management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes to Internal Controls and Procedures for Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

Our board has determined that Mr. Dimitris Papadopoulos qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Papadopoulos’ relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

Item 16C.	Principal Accountant Fees and Services.

Independent Public Accountants Fees

The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2016	2015
Audit fees (1)	$40	$90
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$40	$90

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2016 and 2015.

Audit Committee Pre-Approved Policies and Procedures

Our audit committee pre-approved all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended December 31, 2016.

Item 16F.	Change in Registrant’s Certifying Accountant.

Effective from June 8, 2017, we engaged Fruci & Associates II, PLLC (“Fruci”) as our independent registered public accounting firm. We also dismissed RBSM LLP (“RBSM”) on the same date. The decision was not made due to any disagreements with RBSM. The change of our independent registered public accounting firm was approved by our board on June 8, 2017.

RBSM’s audit reports on our consolidated financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2015, 2014 and 2013 and the subsequent interim period through June 8, 2017, there were (i) no disagreements between us and RBSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to RBSM’s satisfaction, would have caused RBSM to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided RBSM with a copy of the disclosures under this Item 16F and requested from RBSM a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of RBSM’s letter, when received, will be filed by amendment as Exhibit 16.1.

During each of the years ended December 31, 2016, 2015, 2014 and the subsequent interim period through June 8, 2017, neither we nor anyone on behalf of us has consulted with Fruci regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Fruci concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Item 16G.	Corporate Governance.

Not applicable.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements

See Financial Statements attached hereto as pages F-1 to F-37

Item 19.	Exhibits

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference

1.6	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 12, 2013	Exhibit 3.01 to Registrant’s Form 6-K filed on February 14, 2013 and incorporated herein by reference

1.7	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on November 26, 2013	Exhibit 3.01 to Registrant’s Form 6-K, as filed on December 2, 2013 and incorporated herein by reference.

1.8	Form of Certificate of Designation, Rights and Preferences of the Series D Convertible Preferred Stock	Exhibit 3.08 to Amendment No. 1 to Registrant’s Form F-1 (File. No. 333-195166), filed on May 1, 2014 and incorporated herein by reference.

1.9	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on May 5, 2015.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on May 8, 2015 and incorporated herein by reference.

1.10	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on June 19, 2015.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on June 25, 2015 and incorporated herein by reference.

1.11	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on January 8, 2016.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on January 14, 2016 and incorporated herein by reference.

Exhibit No.:	Exhibit Description	Where Filed

1.12	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on January 8, 2016.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on April 13, 2016 and incorporated herein by reference.

1.13	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on January 8, 2016.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on February 6, 2017 and incorporated herein by reference.

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.2	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Exhibit 4.12 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.3	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.4	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.5	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.6	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.7	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.8	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.9	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

Exhibit No.:	Exhibit Description	Where Filed

4.10	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.11	Form of Series C Warrant	Exhibit 4.03 to Amendment No. 1 to Registrant’s Form F-1 (File. No. 333-195166), filed on May 1, 2014 and incorporated herein by reference.

4.12	Securities Purchase Agreement, dated June 13, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on June 8, 2015 and incorporated herein by reference.

4.13	Form of Convertible Note, dated June 13, 2015, issued to Casern Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on June 8, 2015 and incorporated herein by reference.

4.14	Form of Securities Purchase Agreement, dated July 13, 2015, by and between the Company and AMVS Value Fund Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.15	Form of Convertible Note, dated July 13, 2015, issued to AMVS Value Fund Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.16	Form of Registration Rights Agreement, dated July 13, 2015, by and between the Company and AMVS Value Fund Ltd.	Exhibit 99.3 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.17	Form of Securities Purchase Agreement, dated September 2, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.18	Form of Convertible Note, dated September 2, 2015, issued to Casern Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.19	Form of Registration Rights Agreement, dated September 2, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.3 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.20	Form of Securities Purchase Agreement, dated October 26, 2015, by and between the Company and ALSA Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on October 29, 2015 and incorporated herein by reference.

4.21	Form of Convertible Note, dated October 26, 2015, issued to ALSA Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on October 29, 2015 and incorporated herein by reference.

4.22	Form of Securities Purchase Agreement, dated December 8, 2015, by and between the Company and MTR3S Holding Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on December 11, 2015 and incorporated herein by reference.

4.23	Form of Convertible Note, dated December 8, 2015, issued to MTR3S Holding Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on December 11, 2015 and incorporated herein by reference.

4.24	Form of Securities Purchase Agreement, dated January 6, 2016, by and between the Company and Alpha Capital Anstalt	Exhibit 99.1 to Registrant's Form 6-K, as filed on January 19, 2016 and incorporated herein by reference.

Exhibit No.:	Exhibit Description	Where Filed

4.25	Form of Convertible Note, dated January 6, 2016, issued to Alpha Capital Anstalt	Exhibit 99.2 to Registrant's Form 6-K, as filed on January 19, 2016 and incorporated herein by reference.

4.26	Form of Securities Purchase Agreement, dated March 1, 2016, by and between the Company and MTR3S Holding Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on March 4, 2016 and incorporated herein by reference.

4.27	Form of Convertible Note, dated March 1, 2016, issued to MTR3S Holding Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on March 4, 2016 and incorporated herein by reference.

4.28	Debt Settlement Agreement and Release, dated May 10, 2016, by and between FreeSeas Inc. and M.I.E. Company Ltd.	Filed herewith.

4.29	Form of Convertible Note, dated May 10, 2016, issued to M.I.E. Company Ltd.	Filed herewith.

4.30	Securities Purchase Agreement, dated May 25, 2016, by and between FreeSeas Inc. and Crown Bridge Partners, LLC	Filed herewith.

4.31	Form of Convertible Note, dated May 25, 2016, issued to Crown Bridge Partners, LLC	Filed herewith.

4.32	Debt Settlement Agreement and Release, dated June 27, 2016, by and between FreeSeas Inc. and E. Stavropoulos & Co O.E. “Hydra Travel”	Filed herewith.

4.33	Form of Convertible Note, dated June 27, 2016, issued to E. Stavropoulos & Co O.E. “Hydra Travel”	Filed herewith.

4.34	Debt Settlement Agreement and Release, dated June 27, 2016, by and between FreeSeas Inc. and Marine Plus S.A.	Filed herewith.

4.35	Form of Convertible Note, dated June 27, 2016, issued to Marine Plus S.A.	Filed herewith.

4.36	Debt Settlement Agreement and Release, dated June 27, 2016, by and between FreeSeas Inc. and Medpool Ltd.	Filed herewith.

4.37	Form of Convertible Note, dated June 27, 2016, issued to Medpool Ltd.	Filed herewith.

4.38	Debt Settlement Agreement, dated July 11, 2016, by and between FreeSeas Inc. and Sichenzia Ross Friedman Ference LLP	Filed herewith.

4.39	Form of Convertible Note, dated July 11, 2016, issued to Sichenzia Ross Friedman Ference LLP	Filed herewith.

4.40	Debt Settlement Agreement and Release, dated August 16, 2016, by and between FreeSeas Inc. and Anyland Travel Ltd.	Filed herewith.

4.41	Form of Convertible Note, dated August 16, 2016, issued to Anyland Travel Ltd.	Filed herewith.

Exhibit No.:	Exhibit Description	Where Filed

4.42	Debt Settlement Agreement and Release, dated August 16, 2016, by and between FreeSeas Inc. and M. Dalakos – I. Fassolis – N. Theofanopoulos & Partners Law Firm	Filed herewith.

4.43	Form of Convertible Note, dated August 16, 2016, issued to M. Dalakos – I. Fassolis – N. Theofanopoulos & Partners Law Firm	Filed herewith.

4.44	Securities Purchase Agreement, dated August 16, 2016, by and between FreeSeas Inc. and YES Properties, Inc.	Filed herewith.

4.45	Form of Convertible Note, dated August 16, 2016, issued to YES Properties, Inc.	Filed herewith.

4.46	Securities Purchase Agreement, dated November 21, 2016, by and between FreeSeas Inc. and Crede CG III, Ltd.	Filed herewith.

4.47	Form of Convertible Note, dated November 21, 2016, issued to Crede CG III, Ltd.	Filed herewith.

4.48	Securities Purchase Agreement, dated November 21, 2016, by and between FreeSeas Inc. and APG Capital Holdings, LLC	Filed herewith.

4.49	Form of Convertible Note, dated November 21, 2016, issued to APG Capital Holdings, LLC	Filed herewith.

4.50	Securities Purchase Agreement, dated November 30, 2016, by and between FreeSeas Inc. and Adar Bays, LLC	Filed herewith.

4.51	Form of Convertible Note, dated November 30, 2016, issued to Adar Bays, LLC	Filed herewith.

4.52	Securities Purchase Agreement, dated December 30, 2016, by and between FreeSeas Inc. and MTR3S Holding Ltd.	Filed herewith.

4.53	Form of Convertible Note, dated December 30, 2016, issued to MTR3S Holdings Ltd.	Filed herewith.

4.54	Form of Convertible Note, dated January 17, 2017, issued to LG Capital Funding, LLC	Filed herewith.

4.55	Securities Purchase Agreement, dated January 18, 2017, by and between FreeSeas Inc. and LG Capital Funding, LLC	Filed herewith.

4.56	Form of Convertible Note, dated January 18, 2017, issued to LG Capital Funding, LLC	Filed herewith.

4.57	Securities Purchase Agreement, dated February 13, 2017, by and between FreeSeas Inc. and Power Up Lending Group Ltd.	Filed herewith.

4.58	Form of Convertible Note, dated February 13, 2017, issued to Power Up Lending Group Ltd.	Filed herewith.

Exhibit No.:	Exhibit Description	Where Filed

4.59	Securities Purchase Agreement, dated February 16, 2017, by and between FreeSeas Inc. and Crown Bridge Partners, LLC	Filed herewith.

4.60	Form of Convertible Note, dated February 16, 2017, issued to Crown Bridge Partners, LLC	Filed herewith.

4.61	Securities Purchase Agreement, dated February 22, 2017, by and between FreeSeas Inc. and APG Capital Holdings, LLC	Filed herewith.

4.62	Form of Convertible Note, dated February 22, 2017, issued to APG Capital Holdings, LLC	Filed herewith.

4.63	Form of Convertible Note, dated February 22, 2017, issued to APG Capital Holdings, LLC	Filed herewith.

4.64	Securities Purchase Agreement, dated February 24, 2017, by and between FreeSeas Inc. and Oakmore Opportunity Fund I, LP	Filed herewith.

4.65	Form of Convertible Note, dated February 24, 2017, issued to Oakmore Opportunity Fund I, LP	Filed herewith.

4.66	Form of Convertible Note, dated March 20, 2017, issued to LG Capital Funding, LLC	Filed herewith.

4.67	Form of Convertible Note, dated March 20, 2017, issued to LG Capital Funding, LLC	Filed herewith.

4.68	Securities Purchase Agreement, dated March 28, 2017, by and between FreeSeas Inc. and Cerebus Finance Group, Ltd.	Filed herewith.

4.69	Form of Convertible Note, dated March 28, 2017, issued to Cerebus Finance Group Ltd.	Filed herewith.

4.70	Securities Purchase Agreement, dated April 7, 2017, by and between FreeSeas Inc. and GS Capital Partners, LLC	Filed herewith.

4.71	Form of Convertible Note, dated April 7, 2017, issued to GS Capital Partners, LLC	Filed herewith.

4.72	Securities Purchase Agreement, dated July 21, 2017, by and between FreeSeas Inc. and LG Capital Funding, LLC	Filed herewith.

4.73	Form of Convertible Note, dated July 21, 2017, issued to LG Capital Funding, LLC	Filed herewith.

4.74	Form of Convertible Note, dated July 21, 2017, issued to LG Capital Funding, LLC	Filed herewith.

4.75	Securities Purchase Agreement, dated July 24, 2017, by and between FreeSeas Inc. and Adar Bays, LLC	Filed herewith.

4.76	Form of Convertible Note, dated July 24, 2017, issued to Adar Bays, LLC	Filed herewith.

4.77	Securities Purchase Agreement, dated August 17, 2017, by and between FreeSeas Inc. and LG Capital Funding, LLC	Filed herewith.

4.78	Form of Convertible Note, dated August 17, 2017, issued to LG Capital Funding, LLC	Filed herewith.

4.79	Form of Convertible Note, dated August 17, 2017, issued to LG Capital Funding, LLC	Filed herewith.

Exhibit No.:	Exhibit Description	Where Filed

8.1	Subsidiaries of the Registrant	Filed herewith

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed herewith

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed herewith

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

16.1	Letter from RBSM LLP	To be filed by amendment

101 INS	XBRL Instance Document	Submitted herewith

101 SCH	XBRL Taxonomy Extension Schema Document	Submitted herewith

101 CAL	XBRL Taxonomy Calculation Linkbase Document	Submitted herewith

101 LAB	XBRL Taxonomy Labels Linkbase Document	Submitted herewith

101 PRE	XBRL Taxonomy Presentation Linkbase Document	Submitted herewith

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document	Submitted herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

Dated: August 17, 2017	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FreeSeas Inc.

We have audited the accompanying consolidated balance sheets of FreeSeas Inc. (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the three years ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreeSeas Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has been unable to obtain ongoing sources of revenue sufficient to cover cost of operations and scheduled debt repayments. Additionally, the Company has not made scheduled payments and is in violation of debt covenants associated with its bank loan, and per the loan agreement, this violation may result in acceleration of outstanding indebtedness, which would require the Company to obtain significant additional financing in order to meet obligations under the loan agreement. These factors raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC
Spokane, Washington
August 17, 2017

FREESEAS INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Notes	December 31, 2016	December 31, 2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$52	$20
Trade receivables, net of provision of $3,073 and $3,263 for 2016 and 2015, respectively.		149	206

Due from related party	4	-	-
Inventories		235	476
Deferred charges - current portion		1	8
Prepayments and other		158	515
Guarantee Deposit		189	164
Other Current Assets		25	25

Total current assets		809	1,413

Vessels, net	5	2,122	10,305
Leased vessel, net	6	-	7,000

Total non-current assets		2,122	17,305

Total assets		$2,931	$18,718

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable		$8,127	$7,715
Convertible notes, net	9	1,558	930
Accrued liabilities	7	7,134	5,946
Due to related party		2,107	713
Put option liability	6	-	2,575
Bank loans - current portion	10	17,598	17,598
Total current liabilities		36,524	35,478

Total liabilities		36,524	35,478
Commitments and Contingencies	11	-	-

SHAREHOLDERS’ (DEFICIT) EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized, Series D Convertible Preferred Stock, $0.001 par value, 250,000 shares designated, 8,160 issued and outstanding at December 31, 2016 and December 31, 2015.	13,15	-	-
Common stock, $0.001 par value; 10,000,000,000 shares authorized, 168,212 and 4 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively.	13,15	-	-
Additional paid-in capital		224,792	221,114
Accumulated deficit		(258,385)	(237,874)

Total shareholders’ (deficit) equity		(33,593)	(16,760)

Total liabilities and shareholders’ (deficit) equity		$2,931	$18,718

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Years Ended December 31,
	2016	2015	2014
OPERATING REVENUES	$506	$2,304	$3,773

OPERATING EXPENSES:
Voyage expenses	(609)	(1,831)	(829)
Commissions	(18)	(174)	(274)
Vessel operating expenses	(2,183)	(4,967)	(16,131)
Depreciation expense (Note 5)	(1,939)	(3,585)	(5,320)
Management and other fees to a related party (Note 4)	(702)	(1,070)	(1,605)
General and administrative expenses	(3,049)	(4,252)	(4,104)
Provision and write-offs of insurance claims and bad debts	1,185	525	(872)
Loss on sale of vessels (Note 5)	(277)	(7,620)	(1,098)
Loss on commitment and contingency (Note 6)	-	(2,000)	-
Contractual derivative obligation (Note 6)	(5,442)	(3,300)	-
Bareboat Hire	-	(493)	-
Vessels impairment charge (Notes 5)	(4,286)	(18,891)	-

Loss from operations	(16,814)	(45,354)	(26,460)

OTHER INCOME (EXPENSE):
Interest and finance costs	(3,632)	(5,026)	(2,342)
Loss on derivative instruments (Note 8)	-	-	(21)
Loss on settlement of liability through stock issuance (Note 15)	-	-	-
Gain on settlement of payable	(37)	313	-
Other income/ (expense) (Note 15)	(28)	177	78
Gain on debt extinguishment	-	-	16,057
Loss due to capital lease write-off (Note 6)	-	(3,058)	-

Other income (expense)	(3,697)	(7,595)	13,772

Net loss	$(20,511)	$(52,949)	$(12,688)

Basic loss per share	$(850)	$(111,139)	$(55,758)
Diluted loss per share	$(850)	$(111,139)	$(55,758)
Basic weighted average number of shares	24,140	476	228
Diluted weighted average number of shares	24,140	476	228

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands of United States Dollars, except for share data)

	Preferred Shares (Note15)	Preferred Shares $	Common Shares (Note15)	Common Shares $	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity (Deficit)

Balance December 31, 2013	56,000	-	100	-	185,032	(172,239)	12,793
Net loss	-	-	-	-	-	(12,688)	(12,688)
Stock compensation expense	-	-	-	-	637	-	637
Cashless warrants exercised	-	-	-	-	-	-	-
Beneficial conversion feature	-	-	-	-	164	-	164
Common stock issued for convertible notes	-	-	288	-	128	-	128
Series D Preferred stock issued for cash	250,000	-	-	-	23,969	-	23,969
Series D Preferred stock converted into common stock	(241,840)	-	-	-	-	-	-
Series C Preferred stock converted into common stock	(56,000)	-	-	-	-	-	-
Balance December 31, 2014	8,160	-	388	-	209,930	(184,927)	25,004
Net loss	-	-	-	-	-	(52,949)	(52,949)
Stock compensation expense	-	-	-	-	898	-	898
Cashless warrants exercised	-	-	120	-	-	-	-

Stock issued for settlement of liability	-	-	-	-	1,004		1,004
Common stock issued for convertible notes	-	-	120	-	9,282	-	9,282
Balance December 31, 2015	8,160	$-	628	$-	$221,114	$(237,874)	$(16,760)
Net loss	-	-	-	-	-	(20,511)	(20,511)
Stock compensation expense	-	-	-	-	206	-	206
Cashless warrants exercised	-	-	23,020	-	214	-	214

Stock issued for Management	-	-	-	-	287		287
Common stock issued for convertible notes	-	-	144,564	-	2,971	-	2,971
Balance December 31, 2016	8,160	$-	168,212	$-	$224,792	$(258,385)	$(33,593)

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States Dollars)

	Years Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Cash Flows from Operating Activities:
Net loss	$(20,511)	$(52,949)	$(12,688)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense (Note 5)	1,939	3,585	5,320
Loss on sale of vessel	277	7,620	1,098
Amortization of debt discount	1,550	3,515	40
Gain on debt extinguishment principal			(15,000)
Gain on debt extinguishment - accrued interest			(449
Gain on debt extinguishment - accrued fees			(1,409)
Loss on debt extinguishment - deferred finance costs			801
Gain on settlement of payable	(37)	(313)	-
Shares issued to settle fees owed to the Manager	287	-	-
Amortization of deferred financing fees	6	8	226
Amortization of deferred dry-docking and special survey costs			167
Stock-based compensation charge (Note 14)	206	898	638
Loss on write off of capital lease	-	3,057	-
Loss on commitment and contingency (Note 6)	-	2,000	-
Change in fair value of derivatives (Note 8)	-	-	(200)
Vessel impairment loss (Note 5)	4,286	18,891	-

Changes in:
-Trade receivables	57	388	724
-Insurance claims	-	-	186
-Due from related party	-	433	734
-Inventories	241	(310)	(134)
-Prepayments and other	357	174	150
-Accounts payable	199	1,184	(1,362)
-Accrued liabilities	1,188	1,357	1,515
-Unearned revenue	-	(52)	52
-Due to related party	1,107	713	-
-Guarantee Deposits	(25)	(164)	-

Net Cash used in Operating Activities	(8,873)	(9,965)	(19,593)

Cash flows from Financing Activities:
Proceeds from convertible notes	1,533	6,489	304
Write-off of lease advance payments	7,000	-	-
Payments on capital lease	(1,300)	-	-
Repayment of bank loans	-	-	(27,089)
Issuance of convertible preferred stock for cash, net (Note 15)			23,970

Net Cash provided by Financing Activities	7,233	6,489	(2,815)
Cash flows from Investing Activities:
-Proceeds from sale of vessels, net	1,672	3,451	14,872
Net Cash provided by Investing Activities	1,672	3,451	14,872
Net increase (decrease) in cash and cash equivalents	32	(25)	(7,536)
Cash and cash equivalents, beginning of year	20	45	7,581
Cash and cash equivalents, end of year	$52	$20	$45
Supplemental Cash Flow Information:
Cash paid for interest	$-	$-	$960
Non-Cash Operating Activities:
Shares issued to settle fees owed to the Manager	$287	$-	$-
Notes converted to common stock	$2,971	$5,389	$129
Beneficial Conversion feature	$-	$-	$164
Bareboat Charter Lease	$-	$(8,400)	$12,250
Security deposit for charter terms	$-	$-	$3,750
Convertible notes issued in settlement of accounts payable	$526	$-	$-
Cashless warrants exercised	$214	$-	$-
Adjustments for settlement of put option liability	$2,075	$-	$-
Stock issued in settlement of liabilities	$-	$1,004	$-

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

We have contracted the management of our fleet to entities beneficially owned (our Managers) by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space (see Note 4).

Effective January 15, 2016, April 14, 2016 and February 7, 2017 the Company effectuated a 60-to-1, a 200-to-1 and a 5,000-to-1 reverse stock split respectively, on its issued and outstanding common stock (Note 14). All share and per share amounts disclosed in the financial statements give effect to the reverse stock splits retroactively, for all periods presented.

On April 21, 2016, the Company was notified by The NASDAQ Stock Market LLC (“NASDAQ”) that its pending appeal before the NASDAQ Listing Qualifications Hearing Panel had been denied, and that trading in the Company’s common stock was suspended on NASDAQ effective with the open of business on Monday April 25, 2016. On April 25, 2016, the Company’s common stock began trading on the OTCQB market operated by OTC Markets Group Inc. (“OTC Markets”) under the trading symbol “FREEF.” On June 15, 2017, the Company was notified by the OTC Markets that as a result of the Company’s failure to file its annual report on Form 20-F, the Company’s common stock would be removed from the OTCQB market and would be available for quotation on the OTC Pink market operated by the OTC Markets, effective June 16, 2017, under the same trading symbol of “FREEF”.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel (not expressed in thousands). The vessels have been renamed to Fiorello and Figaro, respectively (Note 6).

On June 15, 2016, the bareboat hire agreement in connection with the M/V Fiorello was terminated. Subsequent to the termination of the hire, the vessel was sold for a gross sale price of $1,490 with the sale proceeds being applied towards obligations to the Bareboat Owners of the vessel and trade creditors (Note 6).

On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize dry bulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277 (Note 5).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2016, the Company owns one and operates two Handysize dry bulk carriers. As of December 31, 2016, FreeSeas is the owner of the outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract/Bareboat Charter Termination	Date of Initiation of Bareboat Charter

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A	N/A
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A	N/A
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A	N/A
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	05/20/15	N/A	N/A
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	05/20/15	N/A	N/A
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	02/18/14	N/A	N/A
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	09/16/14	N/A	N/A
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	09/24/14	N/A	N/A
Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A	N/A
Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	09/26/16	N/A	N/A
Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A	N/A
Largo Al Factotum S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12	N/A
Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12	N/A
Nemorino Shipping S.A.	100%	Nemorino	Handymax	47,777	2002	N/A	N/A	09/09/15	09/16/14
Fiorello Shipping S.A.	100%	Fiorello	Handysize	24,318	1995	N/A	N/A	06/15/16	05/20/15
Figaro Shipping S.A.	100%	Figaro	Handysize	22,051	1995	N/A	N/A	N/A	05/20/15
Standcorp International Limited	51%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

2.	Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or “U.S. GAAP”) and include in each of the three years in the period ended December 31, 2016 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2016, and 2015, no such interest existed.

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

c) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. For the year ended December 31, 2016, two charterers individually accounted for more than 10% of the Company’s voyage revenues, two charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2015, and two charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2014 as follows:

Charterer	2016	2015	2014
A	73%	39%	39%
B	24%	31%	34%

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2016, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and ten-year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company, as a result of the adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, recognized an impairment charge of $4,286 for the M/V Free Neptune during the year ended December 31, 2016, in the accompanying consolidated statement of operations.

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

p) Interest Rate Swaps: The Company used interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements, designated as “economic hedges” were recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria were met. During the years ended December 31, 2014, 2015 and 2016, there was no derivative transaction meeting such hedge accounting criteria; therefore, the change in their fair value was recognized in earnings.

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

r) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

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

bb) Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers: Topic 606, or ASU 2014-09, to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Adoption of ASU 2014-09 was initially required for fiscal and interim reporting periods beginning after December 15, 2016 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09.

In February 2015, the FASB issued new guidance to improve consolidation guidance for legal entities ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis), effective for fiscal years beginning after December 15, 2015 and interim periods within those years and early adoption is permitted. The new standard is intended to improve targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendments in the ASU affect the consolidation evaluation for reporting organizations. In addition, the amendments in this ASU simplify and improve current GAAP by reducing the number of consolidation models. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01 “Income Statement-Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

In April 2015, FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, to simplify presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU does not affect the recognition and measurement guidance for debt issuance costs. For public companies, the ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. This updated guidance is not expected to have a material impact on our results of operations, cash flows or financial condition.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In August 2015, FASB issued ASU No. 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date: Topic 606, or ASU 2015-14, that deferred the effective date of ASU 2014-09 by one year. Application of the new revenue standard is permitted for fiscal and interim reporting periods beginning after December 15, 2016 and required for fiscal and interim reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of ASU 2014-09. The Company will be required to make additional disclosures under the new guidance. However, at this time, the Company does not expect adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In July 2015, FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory: Topic 330, or ASU 2015-11. Topic 330 previously required an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. ASU 2015-11 requires that inventory measured using either the first-in-first-out (FIFO) or average cost method now be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company adopted ASU 2015-11 at the beginning of the first quarter of 2017. Adoption of ASU 2015-11 did not have a material impact on the Company’s consolidated financial statements.

In November 2015, FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes: Topic 740, or ASU 2015-17. Current GAAP requires the deferred taxes for each jurisdiction to be presented as a net current asset or liability and net noncurrent asset or liability. This requires a jurisdiction-by-jurisdiction analysis based on the classification of the assets and liabilities to which the underlying temporary differences relate, or, in the case of loss or credit carryforwards, based on the period in which the attribute is expected to be realized. Any valuation allowance is then required to be allocated on a pro rata basis, by jurisdiction, between current and noncurrent deferred tax assets. The new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. The guidance does not change the existing requirement that only permits offsetting within a jurisdiction. Adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial statements.

In February 2016, FASB issued ASU No. 2016-02, Leases: Topic 842, or ASU 2016-02, that replaces existing lease guidance. The new standard is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet. Under the new guidance, leases will continue to be classified as either finance or operating, with classification affecting the pattern of expense recognition in the Consolidated Statements of Operations. Lessor accounting is largely unchanged under ASU 2016-02. Adoption of ASU 2016-02 is required for fiscal reporting periods beginning after December 15, 2018, including interim reporting periods within those fiscal years with early adoption being permitted. The new standard is required to be applied with a modified retrospective approach to each prior reporting period presented with various optional practical expedients. While the Company expects adoption to lead to a material increase in the assets and liabilities recorded on its Consolidated Balance Sheet, the Company is still evaluating the overall impact on its consolidated financial statements.

In August 2016, FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, or ASU 2016-15. The updated guidance clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. Adoption of ASU 2016-15 is required for fiscal reporting periods beginning after December 15, 2017, including interim reporting periods within those fiscal years with early adoption being permitted. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements.

In November 2016, FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, or ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The amended guidance requires that amounts that are deemed to be restricted cash and restricted cash equivalents be included in the cash and cash-equivalent balances in the statement of cash flows. A reconciliation between the consolidated balance sheet and the statement of cash flows must be disclosed when the consolidated balance sheet includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. The guidance also requires that changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows. An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions. Adoption of ASU 2016-18 is required for fiscal reporting periods beginning after December 15, 2017, including interim reporting periods within those fiscal years with early adoption being permitted. The Company does not expect the adoption of ASU 2016-18 to have a material impact on its consolidated financial statements.

Any new accounting standards, not disclosed above, that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

3.	Going Concern

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over seven years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $20,511, $52,949 and $12,688 during the years ended December 31, 2016, 2015 and 2014, respectively. The Company’s cash flow projections for 2017, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2016, and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2016, and 2015, the Company had working capital deficits of $35,715 and $34,065, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with the National Bank of Greece (“NBG”) for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2016, the Company received notification from NBG that the Company has not paid the aggregate amount of $23,956 constituting repayment installments, accrued loan and default interest due on December 16, 2016.

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

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG (Note 11) acceleration of such debt by its lender could result. Accordingly, as of December 31, 2016, the Company is required to reclassify its long-term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (Note 10), disposition of certain vessels in its current fleet (Note 5) and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2016, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt as current.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

4.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the pursuant to ship management agreements between each of the subsidiaries and the Managers.

Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $19 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day (not expressed in thousands) for superintendent attendance and other direct expenses.

The Company also pays Managers a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Managers. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. In this respect, the Company paid the Managers $36 relating to the sale of the M/V Free Knight during the year ended December 31, 2014.

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. In this respect, the Company paid the Managers $122 relating to the sale of the M/V Free Jupiter during the year ended December 31, 2014.The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000, such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale.

On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. In this respect, the Company paid the Managers $36 relating to the sale of the M/V Free Impala during the year ended December 31, 2014.

On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize dry bulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277 (Note 5). In this respect, the Company paid the Managers $19 relating to the sale of the M/V Free Maverick during the year ended December 31, 2016.

In addition, the Company has incurred commission expenses relating to its commercial agreement with the Managers amounting to $35, and $36 for the year ended December 31, 2016, 2015 and 2014, respectively, included in “Commissions” in the accompanying consolidated statements of operations.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, were sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro , respectively.

On June 15, 2016, the bareboat hire agreement in connection with the M/V Fiorello was terminated. Subsequent to the termination of the hire, the vessel was sold for a gross sale price of $1,490 with the sale proceeds being applied towards obligations to the Bareboat Owners of the vessel and trade creditors (Note 6).

On March 14, 2016, the Company, pursuant to the unanimous written consent of the Board of Directors, issued 10 common shares to Free Bulkers S.A., one of the Managers, for settling $250, part of unpaid amount due in connection with services provided to the Company by Free Bulkers. The common shares issued were valued at the consolidated closing bid price of the common stock at the day of the issuance.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Company also pays, as per its services agreement with the Managers, a monthly fee of $136 up to May 31, 2017 and $50 commencing on June 1, 2017 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2016, would be approximately $59,959.

Fees and expenses charged by the Managers are included in the Company’s consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” and “Gain on sale of vessel”. The total amounts charged for the year ended December 31, 2016, 2015, and 2014 amounted to $2,344 ($702 of management fees, $1,635 of services fees, $0 of superintendent fees and $7 for other expenses), $2,800 ($1,070 of management fees, $1,635 of services fees, $88 of superintendent fees and $7 for other expenses) and $3,528 ($1,605 of management fees, $1,650 of services fees, $265 of superintendent fees and $8 for other expenses), respectively.

The balance due from the Managers as of December 31, 2016 and December 31, 2015 was $nil. The amount paid to the Manager for office space during the year ended December 31, 2016, 2015 and 2014 was $139, $140 and $148, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations. The balance due to the Managers as December 31, 2016 and December 31, 2015 was $2,107 and $713, respectively, and is included in the “Management and other fees to a related party” in the consolidated statements of operations.

Other Related Parties

The Company, through the Manager uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2016, 2015 and 2014, such ship-brokering firm charged the Company commissions of $nil, $ nil and $6, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2013	$105,008	$(33,174)	$71,834
Depreciation	-	(4,896)	(4,896)
Disposal of vessels	(29,180)	12,726	(16,454)
Leased vessel	12,250	(424)	11,826
December 31, 2014	$88,078	$(25,768)	$62,310
Depreciation	-	(3,585)	(3,585)
Disposal of vessels	(42,674)	13,145	(29,529)
Leased vessels	7,000	-	7,000
Vessel impairment charge	(18,891)	-	(18,891)
December 31, 2015	$33,513	$(16,208)	$17,305
Depreciation	-	(1,939)	(1,939)
Disposal of vessels	(18,915)	16,956	(1,959)
Leased vessels	(7,000)	-	(7,000)
Vessel impairment charge	(4,286)		(4,286)
December 31, 2016	$3,312	$(1,191)	$2,121

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Vessels disposed during the year ended December 31, 2014.

On February 18, 2014, the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. The Company recognized an impairment charge of $23,978 in the consolidated statement of operations for the year ended December 31, 2013. On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250 and subsequently entered into a long term bareboat charter with the vessel’s new owners. On September 24, 2014, the Company sold the M/V Free Impala , a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. From the sale proceeds $3,300 was paid to NBG reducing the outstanding balance of the NBG loan facility (Note 11).

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

As of December 31, 2015, the Company performed an impairment assessment of its long-lived assets (M/V Free Maverick and M/V Free Neptune) by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the ten-year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company, as a result of the unprecedented adverse market conditions the dry bulk industry faced and the substantial decline in the vessel market values, concluded to recognize an impairment charge of $18,891 for the M/V Free Maverick during the year ended December 31, 2015, in the accompanying consolidated statement of operations.

Vessels disposed during the year ended December 31, 2016.

On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize dry bulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277. In this respect, the Company paid the Managers $19 relating to the sale of the M/V Free Maverick during the year ended December 31, 2016.

As of December 31, 2016, the Company performed an impairment assessment of its long-lived asset M/V Free Neptune by comparing the undiscounted net operating cash flows for the vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the ten-year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company, as a result of the adverse market conditions the dry bulk industry faces and the substantial decline in the vessel market values, recognized an impairment charge of $4,286 for the M/V Free Neptune during the year ended December 31, 2016, in the accompanying consolidated statement of operations.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

6.	Options Advance Payments- Purchase of Leased Vessels

On May 20, 2015, the M/V Free Hero, (1995-built, 24,318 dwt) and the M/V Free Goddess, (1995-built, 22,051 dwt) both Handysize dry bulk carriers, were sold for a gross sale price of $5,500 each payable in tranches, with certain conditions precedent, and a seller’s credit of $4,500 per vessel. An amount of $725 of the sales price remains payable by the new owners. The vessels have been renamed M/V Fiorello and M/V Figaro, respectively. Concurrently, two of the Company’s subsidiaries entered five-year bareboat charter agreements with the new owners of these two vessels at a daily hire rate of $1,100 per vessel (not expressed in thousands) with purchase options at any time up to May 20, 2020. The sellers’ credit of $ 9,000 in the aggregate was agreed to be an Options Advance Payment of $ 4,500 per vessel to be netted against any of the Company’s options’ purchase prices under the bareboat charter agreement and any rightful claim of the owners in case of default or breach by the Company of the bareboat agreements’ terms. On November 22, 2015, the owners of these two vessels exercised their put-option rights, pursuant to the terms of the bareboat charters. Consequently, the Company recognized, as a contractual obligation, an expense of additional $3,300 as part of the put-option price. As of December 31, 2015, the Company was in default as regards the execution of such put- option as well as the charter hire payments due to the Owners for November and December 2015. Additionally, in accordance with U.S. GAAP, the Company, as of December 31, 2015, recognized a contingency loss of $2,000 on the repurchase commitment in the Options Advance Payment.

On March 1, 2016, the Company received default notices from Fiorello Norge AS and Figaro Norge AS, owners of the M/V Fiorello and M/V Figaro, respectively, for the non-execution of the put option and the charter hires due in November, December 2015 and January, February 2016 under bareboat charters dated May 20, 2015. The Company started negotiations with the owners in order to find an amicable solution.

On June 15, 2016, the bareboat hire agreement in connection with the M/V Fiorello was terminated. Subsequent to the termination of the hire, the vessel was sold for a gross sale price of $1,490 with the sale proceeds being applied towards obligations to the bareboat Owners of the vessel and trade creditors.

The Company, as of December 31, 2016, recognized, as a contractual derivative obligation, an expense of $5,442 being the remaining balance of the carrying value of $3,500 for the vessel Figaro, plus $1,942 being expense realized for the sale of the M/V Fiorello and its bare boat charter termination on June 15, 2016.

The following table summarizes the bareboat charter obligation in connection with the M/V Figaro as of December 31, 2016:

Year	Annual Operating Lease Payments
2017	$402
2018	402
2019	402
2020	154
Total	$1,360

7.	Accrued Liabilities

As of December 31, 2016, the amount of $7,134 in the consolidated balance sheet, includes the NBG loan accrued interest of $6,358 (Note 11). The balance amount of $776 relates to operating accruals.

8.	Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings. : The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the hierarchy measurement of fair value.

The Company was party of two interest rate swap agreements which were fully unwound on February 3, 2014. The total of the change in fair value and settlements for the year ended December 31, 2016, 2015 and 2014 aggregate to losses of $nil, $nil, and $21, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

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

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	$—	$—	$—	$—

	Derivative financial instruments - net of current portion	—	—	—	—

	Total derivatives	$—	$—	$—	$—

The Effect of Derivative Instruments on the Statement of Operations for the Years Ended December 31, 2016, 2015 and 2014

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Loss Recognized on Derivative Location	2016	2015	2014
Interest rate swaps	Loss on derivative instruments	$-	$-	$21

Total		$-	$-	$21

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

●	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

●	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

●	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

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

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2016	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$—	$—	$—	$—

Total	$—	$—	$—	$—

As of December 31, 2016, the Company’s vessel was classified as “held and used”.

9.	Convertible Notes Payable

On July 17, 2015, the Company sold to Black Mountain Equities Inc., (“Black Mountain”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained a 10% OID, for $110 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $825,000 and (ii) and 65% of the lowest VWAP for the 20 trading days prior to the date of conversion. At any time prior to the maturity date, the Company shall have the option, upon ten business days’ notice to the holder, to pre-pay the entire remaining outstanding principal amount of this note in cash, provided that the Company shall pay the holder one hundred twenty percent (120%) of the principal plus interest outstanding in repayment hereof. On February 22, 2016, upon full conversion of the Black Mountain Equities Inc. convertible promissory note dated July 17, 2015, plus accrued interest, the Company has issued in aggregate 3 shares of common stock to the note holder.

On July 17, 2015, the Company sold to Gemini Master Fund Ltd., (“Gemini”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained a 10% OID, for $165 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $825,000 and (ii) and 65% of the lowest VWAP for the 20 trading days prior to the date of conversion. At any time prior to the maturity date, the Company shall have the option, upon ten business days’ notice to the holder, to pre-pay the entire remaining outstanding principal amount of this note in cash, provided that the Company shall pay the holder 120% of the principal plus interest outstanding in repayment hereof. On March 8, 2016, upon full conversion of the Gemini Master Fund Ltd convertible promissory note dated July 17, 2015, plus accrued interest, the Company has issued in aggregate 7 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On July 27, 2015, the Company sold to VIS VIRES GROUP, INC. (“VIS VIRES”) an 8% interest bearing convertible note for $154 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 110% of principal plus interest (during days 1-30) to 135% of principal plus interest (during days 121-180). On February 18, 2016, upon full conversion of the Vis Vires Group, Inc. convertible promissory note dated July 27, 2015, plus accrued interest, the Company has issued in aggregate 3 shares of common stock to the note holder.

On September 4, 2015, the Company sold to Service Trading Company, LLC, (“Service Trading Co.”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained an 8% OID, for $37.8 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price equals 65% of the lowest trading price of the Common Stock for the twenty prior trading days including the day upon which a Notice of Conversion is received by the Company. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180). On July 13, 2016, upon full conversion of the Service Trading Company convertible promissory note dated September 4, 2015, plus accrued interest, the Company has issued in aggregate 203 shares of common stock to the note holder.

On September 15, 2015, the Company sold to Mordechai Vizel, a non-U.S. investor, a $75 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $432,000 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On January 13, 2016, upon full conversion of the $75 Mordechai Vizel convertible promissory note dated September 15, 2015, plus accrued interest, the Company has issued in aggregate 1 share of common stock to the note holder.

On October 7, 2015, the Company sold to SICHENZIA ROSS FRIEDMAN FERENCE LLP, a $92 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $271,200 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On June 27, 2016, upon full conversion of the $92 SICHENZIA ROSS FRIEDMAN FERENCE convertible promissory note dated October 7, 2015, plus accrued interest, the Company has issued in aggregate 326 shares of common stock to the note holder.

On October 26, 2015, the Company sold to ALSA HOLDINGS INC., a non-U.S. investor (“Alsa”), a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $139,650 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On February 4, 2016, upon full conversion of the ALSA Holdings Inc. convertible promissory note, dated October 26, 2015, plus accrued interest, the Company has issued in aggregate 2 shares of common stock to the note holder.

On December 8, 2015, the Company sold to MTR3S HOLDING LTD., a non-U.S. investor (“MTR3S”), a $600 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $59,850 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On March 8, 2016, upon full conversion of the MTR3S Holding Ltd. promissory note dated December 8, 2015, plus accrued interest, the Company has issued in aggregate 26 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On January 6, 2016, the Company sold to Alpha Capital Anstalt, an accredited investor, a $250 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Rule 144 promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On January 19, 2016, the Company sold to Mordechai Vizel, a non-U.S. investor, a $112 convertible promissory note, which contained a 12% OID, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $1,440,000 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On April 11, 2016, upon full conversion of the $112 convertible promissory to Mordechai Vizel, dated January 19, 2016, plus accrued interest, the Company has issued in aggregate 13 shares of common stock to the note holder.

On January 19, 2016, the Company sold to Intermodal Shipbrokers Co., a non-U.S. creditor, an $84 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoice, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On May 6, 2016, upon full conversion of the $84 convertible promissory note in connection with a debt settlement agreement entered into with Intermodal Shipbrokers Co, plus accrued interest, the Company has issued in aggregate 14 shares of common stock to the note holder.

On March 1, 2016, the Company sold to MTR3S Holding Ltd., a non-U.S. person, a $500 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $199,500 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion, provided, however, that the total number of shares of Common Stock issuable upon conversion of the note shall not exceed 225,225. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On August 18, 2016, upon full conversion of the $500 convertible promissory note to MTR3S Holding, plus accrued interest, the Company has issued in aggregate 3,129 shares of common stock to the note holder.

On April 21, 2016, the Company sold to LG Capital Funding, LLC, an accredited investor, a $50 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180). On December 28, 2016, upon full conversion of the $50 convertible promissory note to LG Capital Funding, plus accrued interest, the Company has issued in aggregate 32,915 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On May 4, 2016, the Company sold to APG Capital Holdings, LLC, a $32 convertible promissory note, which contained a 12% OID and matures a year from issuance and accrues interest at the rate of 12% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note to 150% of principal plus interest. On November 11, 2016, upon full conversion of the $32 convertible promissory note to APG Capital Holdings, plus accrued interest, the Company has issued in aggregate 25,269 shares of common stock to the note holder.

On May 9, 2016, the Company issued to Sichenzia Ross Friedman Ference LLP, a $137 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $3,000 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note. (See Note 18).

On May 10, 2016, the Company sold to Mordechai Vizel., a non-U.S. person, a $112 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $7,650 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On May 10, 2016, the Company sold to M.I.E. Co Ltd., a non-U.S. creditor, an $59 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On September 19, 2016, upon full conversion of the $59 convertible promissory note in connection with a debt settlement agreement entered into with M.I.E. Co Ltd., plus accrued interest, the Company has issued in aggregate 1,716 shares of common stock to the note holder.

On May 25, 2016, the Company sold to CROWN BRIDGE PARTNERS, LLC, a $55 convertible promissory note, which contained a $5 OID and matures a year from issuance and accrues interest at the rate of 6% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 120% of principal plus interest (during days 1-60) to 145% of principal plus interest (during days 121-180).

On June 27, 2016, the Company sold to E. STAVROPOULOS & CO O.E. “Hydra Travel”, a non-U.S. creditor, a $80 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On September 20, 2016, upon full conversion of the $80 convertible promissory note in connection with a debt settlement agreement entered into with E. STAVROPOULOS & CO O.E. “Hydra Travel”, plus accrued interest, the Company has issued in aggregate 2,891 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On June 27, 2016, the Company sold to MARINE PLUS S.A., a non-U.S. creditor, a $60 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On June 27, 2016, the Company sold to MEDPOOL LTD, a non-U.S. creditor, a $80 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On December 29, 2016, upon full conversion of the $80 convertible promissory note in connection with a debt settlement agreement entered into with MEDPOOL LTD, plus accrued interest, the Company has issued in aggregate 10,146 shares of common stock to the note holder.

On July 11, 2016, the Company issued to Sichenzia Ross Ference Kesner LLP, a $100 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $100 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On August 16, 2016, the Company sold to ANYLAND TRAVEL LTD, a non-U.S. creditor, a $30 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. (Please see note 18)

On August 16, 2016, the Company sold to M. DALAKOS – I. FASSOLIS – N. THEOFANOPOULOS & PARTNERS LAW FIRM, a non-U.S. creditor, a $108 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $232.5 and (ii) 75% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

On August 16, 2016, the Company sold to YES Properties Inc., a non-U.S. investor, a $35 convertible promissory note which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the fifteen prior trading days. Upon written notice, during the first 39 days the Company may prepay the note to 125% of principal plus interest.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On November 21, 2016, the Company sold to APG Capital Holdings, LLC, a $32 convertible promissory note, which contained a 12% OID and matures a year from issuance and accrues interest at the rate of 12% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note to 150% of principal plus interest.

On November 21, 2016, the Company sold to Crede CG III, Ltd, a $50 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

On November 30, 2016, the Company sold to, ADAR BAYS, LLC four 8% convertible notes of the Company, in the aggregate principal amount of $100 (with the First Note being in the amount of $25 and each of the following notes being in the amount of $25, which mature a year from issuance. The Company may reject the closing of the back-end financing by giving the buyer written notice at least 30 days prior to the 6-month anniversary of the First Note of its intent to reject the funding of the Back-End Notes. In such case the Buyer Notes and the Back-End Notes shall be terminated. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 58% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

On December 30, 2016, the Company sold to MTR3S Holding Ltd., a non-U.S. person, a $100 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $199,500 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion, provided, however, that the total number of shares of Common Stock issuable upon conversion of the note shall not exceed 225,225. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

During the year ended December 31, 2016, the Company has fully converted convertible debt and related accrued interest amounting to $2,018 by issuing to note holders of fully convertible debt 76,664 shares of common stock in the aggregate.

As of December 31, 2016, pursuant to the issued convertible notes during the year, the Company has received the aggregate amount of $3,828.

In connection with the issuance of convertible instruments, the Company has recorded a debt discount in additional paid in capital related to the beneficial conversion feature amounting to $1,135 and amortization of $796 which is included in “other expense” in the accompanying consolidated statements of operations. As of December 31, 2016, the net balance outstanding amounted to $1,558 net of remaining unamortized debt discount of $339.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

10.	Bank Loan – current portion

As of December 31, 2014, the Company’s bank debt is as follows:

	NBG	Credit Suisse
December 31, 2013	$23,237	$36,450
Additions	$-	$-
Payments	$(5,639)	$(21,450)
Debt forgiveness	$-	$(15,000)
December 31, 2014	$17,598	$-

As of December 31, 2015 and 2016, the Company’s bank debt is as follows:

NBG
December 31, 2014	$17,598
Additions	$-
Payments	$-
December 31, 2015	$17,598
Additions	$-
Payments	$-
December 31, 2016	$17,598

The remaining repayment terms of the loan outstanding as of December 31, 2016, is as follows:

Lender	Vessel	Remaining Repayment Terms

National Bank of Greece	M/V Free Neptune	The loan matured on December 16, 2016.

The indicated vessel in the above table is pledged as collateral for the respective loan.

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

The weighted average interest rate for the year ended December 31, 2016 and 2015 was 4% and 4%, respectively. Interest expense incurred under the above loan agreements amounted to $1,467, $1,237 and $1,655 for the years ended December 31, 2016, 2015 and 2014, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

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

NBG Facility

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with the National Bank of Greece (“NBG”) for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2016, the Company received notification from NBG that the Company has not paid the aggregate amount of $23,956 constituting repayment installments, accrued loan and default interest due on December 16, 2016. The Company is currently in negotiations with the Bank to find an amicable solution for full and final settlement of all its obligations to the Bank.

Loan Covenants

As of December 31, 2015, and December 31, 2016, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at December 31, 2016.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

11.	Commitments and Contingencies

The following table summarizes our contractually committed obligations and their maturity dates as of December 31, 2016:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2-year	3-year	4-year	5-year	More than 5 years
	(U.S. dollars in thousands)

Services fees to the Manager*	4,031	1,031	600	600	600	600	600

Management fees to the Managers	3,319	455	455	455	455	455	1,044

Hire on Leased Vessel	1,360	402	402	402	154	-	-

Total obligations	$8,710	$1,888	$1,457	$1,457	$1,209	$1,055	$1,644

*As of June 1, 2017, the services fees were reduced to $50 per month from $136.

The above table does not include our share of the monthly rental expenses for our offices of Euro 1.5 (in thousands) compared to Euro 8.7 (in thousands).

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

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the ex M/V Free Goddess, renamed to M/V Figaro, has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and the Company accepted Charterers’ repudiation and terminated the fixture. Cargo interests commenced proceedings before the local Omani Courts under the Bills of Lading for delivery of the cargo in Oman, which were rejected at the first instance and were appealed by Cargo interests. The appeal by Cargo interests was rejected by the Court. Concurrently with the above proceedings, Cargo interests have obtained favorable arbitration decisions and a UK High Court order against the former owner Adventure Five S.A. to deliver the cargo at the port of Salalah, Oman. Griffin Underwriting, The Kidnap and Ransom insurers of the M/V Free Goddess, have commenced action before the High Court in the UK against Adventure Five, Free Bulkers S.A. and the Company’s CEO alleging damages. Those proceedings have been frozen by mutual agreement between the parties pending the conclusion of the ongoing settlement negotiations. The Company, as the Bareboat Charterers of the M/V Figaro, has been exploring all options for a pragmatic and commercial resolution of the complex situation arising from the involvement of many parties with conflicting interests in this lengthy dispute.

The outstanding balance of the Company’s claims as of December 31, 2016, stands at $nil related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

12.	Loss per Share and Series A, B & C Warrants

The computation of basic earnings/loss per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the 60-to-1 reverse stock split, the 200-to-1 reverse stock split and the 5,000-to-1 reverse stock split, effective on January 15, 2016, April 14, 2016 and February 7, 2017, respectively, on its issued and outstanding common stock.

The computation of the dilutive common shares outstanding does not include the 0.001454 Series C Warrants (adjusted to reflect the three reverse splits) outstanding as of December 31, 2016, as the average stock price during the year ended December 31, 2016 was less than their exercise price, thus resulting in an antidilutive effect.

Presented below is a table reflecting the activity in the Series A Warrants, Series B Warrants and Series C Warrants from January 1, 2014 through December 31, 2016:

	Series A Warrants	Series B Warrants	Series C Warrants	Total
January 1, 2014	0.000222	0.000112	-	0.000334
Series C warrants issued with $25,000 offering			0.002046	0.002046
Warrants cashless exercised	-	(0.000068)	(0.000446)	(0.000514)
December 31, 2014	0.000222	0.000044	0.0016	0.001866
Warrants cashless exercised	(0.000222)	(0.000044)	(0.000012)	(0.000278)
December 31, 2015	-	-	0.001588	0.001588
Warrants cashless exercised	-	-	(0.000134)	(0.000134)
December 31, 2016	-	-	0.001454	0.001454

During the year ended December 31, 2016, pursuant to the cashless exercise formula set forth in the Series A, B & C warrants, the Company has issued to warrant holders 23,020 shares of common stock in the aggregate. As of July 24, 2017, there are only 0.001454 Series Type C warrants outstanding with an exercise price of $31,950,000.

The components of the denominator for the calculation of basic loss per share and diluted loss per share for the years ended December 31, 2016, 2015 and 2014, respectively, are as follows:

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Numerator
Net loss - basic and diluted	$(20,511)	$(52,949)	$(12,688)
Basic earnings per share denominator:
Weighted average common shares outstanding	24,140	-	-
Diluted earnings per share denominator:
Weighted average common shares outstanding	24,140	-	-
Dilutive common shares:
Options	-	-	-
Warrants	-	-	-
Restricted shares	-	-	-

Dilutive effect	-	-	-

Weighted average common shares - diluted	24,140	476	228

Basic loss per common share	$(850)	$(111,139)	$(55,758)
Diluted loss per common share	$(850)	$(111,139)	$(55,758)

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

13.	Reverse Stock Splits

Effective January 15, 2016, April 14, 2016 and February 7, 2017, the Company effectuated a 60-to-1 reverse stock split, a 200-to-1 reverse stock split and a 5,000-to-1 reverse stock split, respectively, on its issued and outstanding common stock. The reverse stock splits did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock splits resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

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

On November 12, 2015, pursuant to the unanimous written consent of the Company’s Compensation Committee, as a result of the Company’s ongoing liquidity issues, the non-executive Board members agreed to accept a reduction in payment for the outstanding Board fees as well as to reduce the ongoing fee to the non-executive board members; upon the Company’s next capital raise, each non-executive Board member will be paid $15 in settlement of the outstanding Board fees; effective with the fourth quarter of 2015, the fee to be paid to each non-executive Board member has been reduced to $3 per quarter.

Pursuant to the plan, there are no shares of the Company’s common stock available for grant as of December 31, 2016.

For the year ended December 31, 2016, the total recognized stock based compensation expense in relation to the common shares granted on November 10, 2014 and November 17, 2015, is $206. The cost has been fully recognized.

15.	Shareholders’ Equity

On January 13, 2015, the Company received a letter from NASDAQ notifying that it was provided an additional 180 calendar day period, or until July 13, 2015, to regain compliance with the minimum $1 bid price per share requirement. The Company’s eligibility for the additional period was based on meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this additional time period the closing bid price of the Company’s common stock is at least $1 per share for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by July 13, 2015, NASDAQ will provide written notification that the Company’s common stock will be delisted. At that time, the Company may appeal NASDAQ’s determination to a Hearings Panel (the “Panel”). If the Company appeals, it will be asked to provide a plan to regain compliance to the Panel.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On July 13, 2015, NASDAQ notified the Company that it had regained compliance with Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ Stock Market and that the matter was closed.

On September 18, 2015, the Company received from The NASDAQ Stock Market a letter, dated September 14, 2015, stating that, for the previous 30 consecutive business days, the bid price of the Company’s common stock closed below the minimum $1.00 per share. This is a requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The NASDAQ letter has no immediate effect on the listing of the Company’s common stock, which will continue to trade on the NASDAQ Capital Market under the symbol “FREE”. In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, which expires on March 14, 2016 (the “Compliance Period”), to regain compliance with the “Minimum Bid Price Rule”, by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period. In the event the Company does not regain compliance, the Company may be eligible for an additional grace period of 180 calendar days if it satisfies the continued listing requirement for market value of publicly held shares and all other initial listing standards (with the exception of the Bid Price Rule) for listing on the NASDAQ Capital Market, and submits a timely notification to NASDAQ of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split of the shares of its Common Stock, if necessary. If the Company meets these requirements, the NASDAQ will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to NASDAQ’s Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the NASDAQ will provide notice that its securities will be subject to delisting. At that time, the Company may also appeal NASDAQ’s delisting determination to a NASDAQ Hearings Panel. The Company intends to evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

Effective January 15, 2016, the Company effectuated a 60-to-1 reverse stock split on its issued and outstanding common stock (Note 14).

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

At the Special Meeting of the Company’s shareholders held on April 8, 2016, the shareholders approved the following three proposals:

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

Effective April 14, 2016, the Company effectuated a 200-to-1 reverse stock split on its issued and outstanding common stock (Note 14).

On April 21, 2016, the Company was notified by The NASDAQ Stock Market LLC (“NASDAQ”) that its pending appeal before the NASDAQ Listing Qualifications Hearing Panel had been denied, and that trading in the Company’s common stock was suspended on NASDAQ effective with the open of business on Monday April 25, 2016. The Company has been approved for trading on the OTCQB® Venture Market, operated by OTC Markets Group Inc., and its common stock began trading on OTCQB effective April 25, 2016 under its current trading symbol “FREEF.”

On August 30, 2016, the Company received a letter from OTCQB that the Company’s (FREEF) bid price closed below $0.01 for more than 30 consecutive calendar days and no longer meets the Standards for Continued Eligibility for OTCQB as per the OTCQB Standards, section 2.3(2). To remain eligible for trading on the OTCQB marketplace, the Company must have proprietary priced quotations published by a Market Maker in OTC Link with a minimum closing bid price of $0.01 per share on at least one of the prior thirty consecutive calendar days. In the event that the minimum closing bid price for the Company’s common stock falls below $0.01 per share, a grace period of 180 calendar days to regain compliance shall begin, during which the minimum closing bid price for the Company’s common stock must be $0.01 or greater for ten consecutive trading days; Pursuant to these OTCQB Standards, the Company has been granted a period of 180 calendar days in which to regain compliance with Section 2.3.(2). The grace period expires February 26, 2017 and at that time if the Company’s bid price has not closed at or above $0.01 for any ten consecutive trading days then the security will be removed from the OTCQB. (please see Note 18)

On March 15, 2017, the Company has received a note from OTCQB that the Company has cured its previous bid price deficiency.

At the Annual Meeting of the Company’s shareholders held on December 22, 2016, the shareholders approved the following:

(i) elected Mr. Dimitris Papadopoulos to the Board of Directors for a three year term; (ii) ratified the appointment of RBSM LLP, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; (iii) granted discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Corporation to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-10,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Corporation’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Corporation shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-10,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting; and (iv) approved an amendment to the Amended and Restated Articles of Incorporation of the Company to increase the Company’s authorized shares of common stock from 750,000,000 to 10,000,000,000.

Following the Annual Meeting of the Company’s shareholders, on December 22, 2016, the Company increased its authorized shares of common stock from 750,000,000 to 10,000,000,000.

As of December 31, 2016, pursuant to the full conversion of the convertible notes (Note 9), the Company has issued to note holders of fully convertible debt 76,664 shares of common stock in the aggregate.

As of December 31, 2016, pursuant to the cashless exercise formula set forth in the Series A, B & C warrants, the Company has issued to warrant holders 23,020 shares of common stock in the aggregate (Note 12).

8,160 shares of Series D Preferred Stock are outstanding as of December 31, 2016.

Common Stock Dividends

During the year ended December 31, 2016, 2015 and 2014, the Company did not declare or pay any dividends.

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

To complete the exemption process, the Company’s ship owning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2014 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2014, 2015 and 2016, the Company would be subject to U.S. federal income tax of approximately $23 $5 and $nil, respectively, in the absence of an exemption under Section 883.

17.	Subsequent Events

●	On January 20, 2017, the Company sold to LG CAPITAL FUNDING, LLC, a $45 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

●	On January and March 20, 2017, debt purchase agreements were executed between LG Capital Funding, LLC, a US investor, the buyer and M. DALAKOS – I. FASSOLIS – N. THEOFANOPOULOS & PARTNERS LAW FIRM, a non-US creditor, the seller of the $108 Reg. S convertible promissory note plus accrued interest, issued on August 16, 2016. Two replacement notes were issued on January and March 20, 2017, respectively, aggregating the total amount of the convertible promissory note outstanding plus accrued interest.

●	Effective February 7, 2017, the Company effectuated a five thousand to-one reverse stock split on its issued and outstanding common stock.

●	On February 9 2017, the Company’s Board of Directors agreed the reduction of the five-member Board to a three-member Board. Thus, Mr. Galinas and Mr. Panagiotopoulos resigned and they nominated Mr. Dimitrios Filippas to fill their vacancy. Mr. Dimitrios Filippas, currently serving as deputy Chief Financial Officer of the Company, accepted the nomination and elected as member of the Board and Treasurer.

●	On February 13, 2017, the Company sold to POWER UP LENDING GROUP LTD., a $93 12% interest bearing convertible note due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 58% of the average of the lowest three trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 115% of principal plus interest (during days 1-30) to 140% of principal plus interest (during days 151-180).

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

●	On February 16, 2017, the Company sold to CROWN BRIDGE PARTNERS, LLC, a $45 convertible promissory note, which contained a $5 original issue discount (OID) and matures a year from issuance and accrues interest at the rate of 6% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 120% of principal plus interest (during days 1-60) to 145% of principal plus interest (during days 121-180).

●	On February 16, 2017, upon full conversion of the $30 convertible promissory note in connection with a debt settlement agreement entered into with ANYLAND TRAVEL LTD, plus accrued interest, the Company has issued in aggregate 17,242 shares of common stock to the note holder.

●	On February 17, 2017, the Company issued to Brighton Capital Ltd., a $68 convertible promissory note in connection with a debt settlement agreement entered into, of the same amount of outstanding invoice, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.02 and (ii) 65% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On February 22, 2017, a debt purchase agreement was executed between APG Capital Holdings, LLC, a US investor, the buyer and Marine Plus S.A a non-US creditor, the seller of the outstanding $45 convertible promissory note issued on June 27, 2016. A replacement note was issued for the amount of the outstanding convertible promissory note.

●	On February 22, 2017, the Company sold to APG Capital Holdings, LLC, a $37 convertible promissory note, which contained a $3.6 original issue discount (OID) and matures a year from issuance and accrues interest at the rate of 10% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 46% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note to 150% of principal plus interest.

●	On February 24, 2017, the Company sold to OAKMORE OPPORUTNITY FUND I, LP, a $50 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Rule 144 promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On March 14, 2017, the Company issued to SICHENZIA ROSS FERENCE KESNER LLP, a $47 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.06 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

●	On March 15, 2017, the Company sold to MARINE PLUS S.A., a non-U.S. investor, an $72 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.403 (as adjusted for stock splits, stock dividends, stock combinations or other similar transactions) and (ii) the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On March 15, 2017, a debt purchase agreement was executed between Yoshar Trading LLC, a US investor, the buyer and YES Properties Inc the seller of the $35 convertible promissory note, issued on August 16, 2016. The purchase price for the note was the Buyer’s payment of $40 to the seller.

●	On March 20, 2017, the Company sold to LG CAPITAL FUNDING, LLC, a $45 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180).

●	On March 22, 2017, the Company sold to E. STAVROPOULOS & CO O.E. “Hydra Travel”, a non-U.S. investor, a $22 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.2394 (as adjusted for stock splits, stock dividends, stock combinations or other similar transactions) and (ii) the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On March 28, 2017, the Company sold to CERBERUS FINANCE GROUP LTD, a non-U.S. investor, a $25 convertible promissory note which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the fifteen prior trading days. Upon written notice, during the first 39 days the Company may prepay the investor in cash, for 125% of any outstanding principal and interest remaining on the note.

●	On April 6, 2017, upon full conversion of the $137 convertible promissory note to SICHENZIA ROSS FERENCE KESNER LLP, dated May 9, 2016, plus accrued interest, the Company has issued in aggregate 4,109,800 shares of common stock to the note holder.

●	On April 7, 2017, the Company sold to GS Capital Partners, a $30 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 10% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note at 150% of principal plus interest.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

●	On May 23, 2017, the Company received a letter from OTCQB that the Company’s (FREEF) bid price closed below $0.01 for more than 30 consecutive calendar days and no longer meets the Standards for Continued Eligibility for OTCQB as per the OTCQB Standards, section 2.3(2). To remain eligible for trading on the OTCQB marketplace, the Company must have proprietary priced quotations published by a Market Maker in OTC Link with a minimum closing bid price of $0.01 per share on at least one of the prior thirty consecutive calendar days. As per the OTCQB Standards, section 4.1, in the event that the minimum closing bid price for the Company’s common stock falls below $0.01 per share, a grace period of 90 calendar days to regain compliance shall begin, during which the minimum closing bid price for the Company’s common stock must be $0.01 or greater for ten consecutive trading days; Pursuant to these OTCQB Standards, the Company has been granted a period of 90 calendar days in which to regain compliance with Section 4.1. The grace period expires August 21, 2017 and at that time if the Company’s bid price has not closed at or above $0.01 for any ten consecutive trading days then the Company will be removed from the OTCQB. In addition, in the event that the Company’s closing bid price falls below $0.001 at any time for five consecutive trading days, the Company will be immediately removed from OTCQB.

●	On June 1, 2017, the Company entered into a management services agreement with Prodigy Inc., a Manager, for the provision of financial services, including all of our accounting, financial reporting and internal controls, and other back-office services, as well as the provision of use of space for the Company’s offices at 6, Loukianou St. Athens Greece. Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is shareholder of Prodigy Inc.

●	On June 15, 2017, the Company was notified by the OTC Markets that as a result of the Company’s failure to file its annual report on Form 20-F, the Company’s common stock would be removed from the OTCQB market and would be available for quotation on the OTC Pink market operated by the OTC Markets, effective June 16, 2017, under the same trading symbol of “FREEF”.

●	On July 21, 2017, the Company sold to L.G. CAPITAL FUNDING, LLC two 8% convertible notes of the Company, in the aggregate principal amount of $79 (each Note being in the amount of $39.5) which mature a year from issuance. The second such Note is initially paid by a same amount and maturity note collateralized by liquid assets of equal value, it is not repayable, except that if the first Note is redeemed within 6 months from issuance then the second note and its collateral note are automatically cancelled, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days.

●	On July 24, 2017 , the Company sold to, ADAR BAYS, LLC a 8% convertible note of the Company in the principal amount of $39.5 which matures a year from issuance paid for by a same amount and maturity note collateralized by liquid assets of equal value, it is not repayable, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time after 6 months from issuance to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days.

●	On August 17, 2017, the Company sold to L.G. CAPITAL FUNDING, LLC two 8% convertible notes of the Company, in the aggregate principal amount of $75 (each Note being in the amount of $37.5) which mature a year from issuance. The second such Note is initially paid by a same amount and maturity note collateralized by liquid assets of equal value, it is not repayable, except that if the first Note is redeemed within 6 months from issuance then the second note and its collateral note are automatically cancelled, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days.

