Form 20-F
period 2017-12-31
FREESEAS INC.
filed 2018-05-15
CIK 1325159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

20, Amerikis Street., 10671 Athens, Greece
(Address of principal executive offices)

Dimitris Filippas, Chief Financial Officer
FreeSeas Inc.
20, Amerikis Street,
10671 Athens, Greece
011-30-210-729-7015
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 798,423 common shares, par value $0.001 per share, as of December 31, 2017.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Unless otherwise indicated:

●	All references to “$” and “dollars” in this annual report are to U.S. dollars;

●	Financial information presented in this annual report is derived from financial statements for the fiscal year ended December 31, 2017 appearing elsewhere in this annual report; and

●	All references to dollar amounts in this annual report, except share price, per share data, daily hire and fee rates are expressed in thousands of U.S. dollars.

All share-related and per share information in this annual report have been adjusted to give effect to the (i) one share for ten (10) share reverse stock split that was effective on February 14, 2013, (ii) one share for five (5) share reverse stock split that was effective on December 2, 2013, (iii) one share for seven and one-half share (7.5) reverse stock split that was effective on May 11, 2015, (iv) one share for fifty (50) share reverse stock split that was effective on June 26, 2015, (v) one share for sixty (60) share reverse stock split that was effective on January 15, 2016, (vi) one share for two hundred (200) share reverse stock split that was effective on April 14, 2016, (vii) one share for five thousand (5,000) share reverse stock split that was effective on February 7, 2017 and (viii) one share for five thousand (5,000) share reverse stock split that was effective on February 6, 2018.

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

The selected consolidated financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. The information is only a summary and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2017, 2016, and 2015 and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2017	2016	2015	2014	2013
Statement of Operations Data:
Operating revenues	$-	$506	$2,304	$3,773	$6,074
Income/ (loss) from operations	(3,931)	(16,814)	(45,354)	(26,460)	(47,968)
Other income/(expense)	(3,190)	(3,697)	(7,595)	13,772	(737)
Net loss	(7,121)	(20,511)	(52,949)	(12,688)	(48,705)

Earnings Per Share Data:
Net income /(loss) per share:
Basic earnings/ (loss) per share	$(49)	$(4,102,200)	$-	$-	$-
Diluted earnings/ (loss) per share	$(49)	$(4,102,200)	$-	$-	$-
Weighted average number of shares:

Basic weighted average number of shares	144,922	5	-	-	-
Diluted weighted average number of shares	144,922	5	*-	*-	*-

*  - information not meaningful due to reverse splits.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Selected Balance Sheet Data:
Total cash	$11	$52	$20	$45	$7,581
Vessels, net	2,009	2,122	10,305	62,310	71,834
Total assets	2,545	2,931	18,718	64,253	87,632
Long-term debt, including current portion	17,598	17,598	17,598	17,598	59,687
Total shareholders’ equity	(38,207)	(33,593)	(16,760)	25,004	12,793

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risk Factors Relating to FreeSeas

At December 31, 2017, FreeSeas’ current liabilities exceeded its current assets, which could impair its ability to successfully operate its business and could have material adverse effects on its revenues, cash flows and profitability and its ability to comply with its debt covenants and pay its debt service and other obligations.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over seven years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $7,121, $20,511 and $52,949 during the years ended December 31, 2017, 2016 and 2015, respectively. The Company’s cash flow projections for 2018, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2017 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2017 and 2016, the Company had working capital deficits of $40,216 and $35,715, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with the National Bank of Greece (“NBG”) for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize drybulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2017, the Company received notification from NBG that the Company has not paid the aggregate amount of $25,788 constituting repayment installments, accrued loan and default interest due on December 15, 2017.

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

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of December 31, 2017, the Company is required to reclassify its long-term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2017, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt, as current.

We received a report from our independent registered public accounting firm with an explanatory paragraph for the year ended December 31, 2017 with respect to our ability to continue as a going concern.  The existence of such a report may adversely affect our stock price and our ability to raise capital.  There is no assurance that we will not receive a similar report for our year ending December 31, 2018.

In their report dated May 14, 2018, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern as we have incurred recurring operating losses, have a working capital deficiency, have failed to meet scheduled payment obligations under our loan facilities and have not complied with certain covenants included in our loan agreements with banks. Furthermore, if we were forced to liquidate our assets, the amount realized could be substantially lower than the carrying value of these assets. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, obtaining loans from various financial institutions or lenders where possible and restructuring outstanding debt obligations that are currently in default. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

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

Our loan agreement requires that we comply with certain financial and other covenants. As a result of the drop in our drybulk asset values, we were not in compliance with the NBG facility covenants relating to vessel values as of December 31, 2017. In addition, we were in breach of interest cover ratios, leverage and minimum liquidity covenants with the NBG facility not previously waived. A violation of these covenants constitutes an event of default under our credit facility, which would, unless waived by our lender, provide our lender with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lender may accelerate our indebtedness and foreclose its liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness is presented within current liabilities in the December 31, 2017 consolidated balance sheet.

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

We have historically derived a significant part of our revenue from a small number of charterers. During the year ended December 31, 2017, there were no charterers individually that accounted for more than 10% of the Company’s voyage revenues. During the same period in 2016, we derived approximately 97% of our gross revenues from two charterers. If we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

We currently have no employees and contract (a) the management of our fleet, including crewing, maintenance and repair, through Free Bulkers S.A. (“Free Bulkers”) and OpenSeas Maritime S.A. (“OpenSeas Maritime”) and (b) all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, through Prodigy Inc. (collectively, our “Managers”). We rely on our Managers to provide the technical management of our fleet and to attract charterers and charter brokers. The loss of its services or failure to perform its obligations could reduce our revenues and net income and adversely affect our operations and business if we are not able to contract with other companies to provide these services or take over these aspects of our business directly. FreeSeas has no control over our Managers. Our Managers are not liable to us for any losses or damages, if any, that may result from their management of our fleet unless the same shall have resulted from willful misconduct or gross negligence of our Managers or any person to whom performance of the management services has been delegated by our Managers. Pursuant to their agreements with us, our Managers’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to our Managers. Although we may have rights against our Managers, if our Managers default on their obligations to us, we may have no recourse against our Managers. Further, we will need approval from our lenders if we intend to replace our Managers as our fleet managers.

We and two of our executive officers have affiliations with our Managers that could create conflicts of interest detrimental to us.

Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is also the controlling shareholder and officer of Free Bulkers and is also the controlling shareholder of OpenSeas Maritime and Mr. Dimitris Filippas, our Chief Financial Officer is officer of OpenSeas Maritime These dual responsibilities of our officers and the relationships between the companies could create conflicts of interest between our Managers and us. Each of our operating subsidiaries has a nonexclusive management agreement with one of our Managers. Although our Managers currently each serves as manager for vessels owned or operated by us under bareboat charters, our Managers are not restricted from entering into management agreements with other competing shipping companies. Our Managers could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that our Managers would resolve any conflicts of interest in a manner beneficial to us.

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

When our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The carrying values of our vessels may not represent their fair market value because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition. As of December 31, 2017, the Company did not perform an impairment assessment of its long-lived asset M/V Free Neptune, since the impairment charge of $4,286 recorded last year reduced the vessel’s carrying value below her scrap value of $2,756 as of December 31, 2017.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. As of December 31, 2017, the age of the vessel we operated was 21.6 years. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

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

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. As of December 31, 2017, the Company did not perform an impairment assessment of its long-lived asset M/V Free Neptune, since the impairment charge of $4,286 recorded last year reduced the vessel’s carrying value below her scrap value of $2,756 as of December 31, 2017.If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize drybulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277 for the year ended December 31, 2016 in the accompanying consolidated statement of operations.

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

We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. For the year ended December 31, 2017 and 2016, the fluctuation in the value of the dollar against foreign currencies did not have a material impact on us.

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

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2017 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2015, 2016 and 2017, the Company would be subject to U.S. federal income tax of approximately $5, $nil and $nil, respectively, in the absence of an exemption under Section 883.

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates in selected shipping routes measured on a time charter and voyage basis covering Handysize, Supramax, Panamax and Capesize drybulk carriers. The BDI has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2014, 2015 and 2016. In 2016, the BDI reached a high of 1,257 and a low of 290. During 2017, the BDI has remained volatile, ranging from a low of 685 on February 14, 2017 to a high of 1,338 on March 29, 2017. Market participants confidence remains at a high level despite: (i) recent fears over a trade war between the U.S. and China and (ii) regulatory concerns regarding the most pragmatic post-2020 bunker solution, since demand is improving and oversupply is easing. The BDI ended the first quarter of 2018 at 1,055 points, i.e. 23% lower from where it ended in 2017. The most recent fall is attributed mainly to the latest escalation of U.S.-China trade war threats.

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

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the ex M/V Free Goddess, renamed to M/V Figaro, has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers’ repudiation and terminated the fixture. Cargo interests commenced proceedings before the local Omani Courts under the Bills of Lading for delivery of the cargo in Oman, which were rejected at the first instance and were appealed by Cargo interests. The appeal by Cargo interests was rejected by the Court. Concurrently with the above proceedings, Cargo interests have obtained favorable arbitration decisions and a UK High Court order against the former owner Adventure Five S.A. to deliver the cargo at the port of Salalah, Oman. Griffin Underwriting, The Kidnap and Ransom insurers of the M/V Free Goddess, have commenced action before the High Court in the UK against Adventure Five, Free Bulkers and our CEO alleging damages. Those proceedings have been frozen by mutual agreement between the parties pending the conclusion of the ongoing settlement negotiations. The Company is no longer the Bareboat Charterers of the M/V Figaro. On September 30, 2017, the bareboat hire agreement in connection with the M/V Figaro was terminated. Subsequent to the termination of the hire, the vessel was sold to unrelated third parties.

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

As of April 19, 2018, we had 4,034,678 shares of common stock issued and outstanding, convertible notes outstanding that may be converted into an estimated 69,840,531 shares of common stock at current market prices, outstanding warrants to purchase 0.0000002909 shares of our common stock that could result in our issuance of 1,172,263,654 shares of common stock based upon the exchange formula contained therein at current market prices and 8,160 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) outstanding. The conversion or exercise of our outstanding convertible securities could result in substantial dilution to our existing holders, and the sales of such material amounts of our common stock issued upon conversion or exercise could cause the market price for our common stock to decline.

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

On April 21, 2016, the Company was notified by NASDAQ that its pending appeal before the Panel had been denied, and that trading in the Company’s common stock will be suspended on NASDAQ effective with the open of business on Monday, April 25, 2016. The Company was approved for trading on the OTCQB® Venture Market, operated by OTC Markets Group Inc., and its common stock began trading on OTCQB effective April 25, 2016 under the trading symbol “FREEF.” Effective June 16, 2017, as a result of our failure to timely file our annual report on Form 20-F, our common stock was removed from the OTCQB and began trading on the OTC Pink market. We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your shares of our common stock in the future at the price that you paid for them, or at all.

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

Pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control,” which term includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of our voting securities, a merger of FreeSeas where less than a majority of the shares of the resulting entity are held by the FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of December 31, 2017 would have been $28,198. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of approximately $4 billion per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4. Information on the Company

Our Organization and Corporate Structure

We were incorporated on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., or Trinity, a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three drybulk carriers. We currently own one Handysize drybulk carrier and operate two Handysize drybulk carriers.

Our common stock currently trades on the OTC Pink market under the trading symbol “FREEF”.

Our principal executive offices are located at 20, Amerikis Street., 10671, Athens, Greece and our telephone number is 011-30-210-729-7015.

Capital Expenditures and Divestitures

During the last three fiscal years, our capital expenditures and divestitures were as follows:

•	On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize drybulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize drybulk carrier, have been sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to M/V Fiorello and M/V Figaro, respectively;

•	On June 15, 2016, the bareboat hire agreement in connection with the M/V Fiorello was terminated. Subsequent to the termination of the hire, the vessel was sold for a gross sale price of $1,490 with the sale proceeds being applied towards obligations to the bareboat Owners of the vessel and trade creditors;

•	On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize drybulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277;

•	On September 30, 2017, the bareboat hire agreement in connection with the M/V Figaro was terminated. Subsequent to the termination of the hire, the vessel was sold to unrelated third parties. The Company realized the amount of $1,924 as gain on settlement of liability.

Our Fleet

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. As of December 31, 2017, the Company operated one Handysize drybulk carrier. Our vessel carries a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of April 20, 2018, the dwt of the vessel we operate is 30,838 dwt and the age of the vessel is 21.6 years.

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

We have contracted the management of our vessels to our Managers, entities beneficially owned by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer. In addition, Mr. Dimitris Filippas, our Chief Financial Officer, is an officer of one of our Managers. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Managers are responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

The following table details the vessel we operate as of April 20, 2018:

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

Customers

During 2017, there were no charterers that individually accounted for more than 10% of the Company’s voyage revenues. During 2016, we derived approximately 97% of our gross revenues from two charterers. We believe that our customer base is composed of established charterers.

Management of Operations and Fleet

Pursuant to our amended and restated services agreement with our Managers, our operations are executed and supervised by our Manager, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay a monthly fee of $50 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement. The termination fee as of December 31, 2017 would be approximately $28,198.

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

We also contract the technical management of our vessels to our Managers, Free Bulkers and OpenSeas Maritime Free Bulkers has a separate management contract with one of our ship-owning subsidiaries and provides a wide range of services on a fixed fee per vessel basis, as described below. OpenSeas Maritime has a management contract with another of our subsidiaries relating to a vessel bareboat chartered. These services include vessel operations, maintenance, regulatory compliance, crewing, supervising dry-docking and repairs, arranging insurance for vessels, vessel supplying, advising on the purchase and sale of vessels, and performing certain accounting and other administrative services, including financial reporting and internal controls requirements. Pursuant to our amended management agreement with our Managers, we pay our Managers a monthly technical management fee of $19 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.30 dollar/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

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

Property

We had entered into an agreement with Free Bulkers, pursuant to which we had agreed to pay Free Bulkers 65% of the rents due from Free Bulkers to the lessor of rented office space and 65% of the apportioned common expenses and maintenance expenses. In June 2017, we relocated our offices to 6, Loukianou Street, 10675, Athens, Greece. We entered into an agreement pursuant to which we agreed to pay our Manager, Prodigy Inc., 50% of the rents due from Prodigy Inc. to the lessor for use of office space by the Company and 50% of the apportioned common expenses and maintenance expenses. In December 2017, we relocated our offices to 20, Amerikis Street, 10671, Athens, Greece. We have entered into an agreement pursuant to which we agreed to pay our Manager, Prodigy Inc., 50% of the rents due from Prodigy Inc. to the lessor for use of office space by the Company and 50% of the apportioned common expenses and maintenance expenses.

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

The table below lists the next dry-docking and special surveys scheduled for the vessel, to the extent such dates are known as of the date of this annual report:

	Next Intermediate	Next Special Survey
Vessel	Dry-docking	Dry-docking
M/V Free Neptune	Third quarter 2017*	Second quarter 2019

*The M/V Free Neptune has not passed her previous intermediate drydocking since it is in lay-up condition.

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

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. The Company currently operates one Handysize drybulk carrier. Our vessel carries a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of April 19, 2018, the dwt of the vessel we operate is 30,838 dwt and the age of the vessels is 21.6 years.

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

Recent Developments

•	Effective February 6, 2018, the Company effectuated a five thousand-to-one reverse stock split of its issued and outstanding common stock.

•	On February 14, 2018, the Company sold to M. DALAKOS - I. FASSOLIS - N. THEOFANOPOULOS & PARTNERS LAW FIRM, a non-U.S. creditor, a $92.6 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.00065 and (ii) 75% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

•	On February 16, 2018, the Company sold to GENEVA ROTH REMARK HOLDINGS, INC., a $53 12% interest bearing convertible note due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 58% of the average of the lowest three trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 115% of principal plus interest (during days 1-30) to 140% of principal plus interest (during days 151-180).

•	On March 1, 2018, the Company sold to MARINE PLUS S.A., a non-U.S. creditor, a $148 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

•	On April 17, 2018, upon full conversion of the $93 convertible promissory note to Jabro Funding Corp. plus accrued interest, the Company has issued an aggregate 1,455,083 shares of common stock to the note holder.

Employment and Charter Rates

Our Fleet

The following table details the vessel we operate in our fleet as of April 20, 2018:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Neptune	Handysize	1996	30,838	Lay-up

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

Our Fleet-Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “-Critical Accounting Policies-Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. As of December 31, 2017, the Company did not perform an impairment assessment of its long-lived asset M/V Free Neptune, since the impairment charge of $4,286 recorded last year reduced the vessel’s carrying value below her scrap value of $2,756 as of December 31, 2017.

Drybulk Vessels	DWT	Year Built	Date of Acquisition	Purchase Price (in million USD)	Carrying Value as of 12/31/2017 (in million USD)	Fair Market Value as of 12/31/2017 (in million USD)	Carrying Value as of 12/31/2016 (in million USD)	Fair Market Value as of 12/31/2016 (in million USD)
Free Neptune	30,838	1996	08/25/09	$11.0	$2.0	$2.0	$2.1	$2.1

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

As of December 31, 2017, the Company performed an impairment assessment of its long-lived asset M/V Free Neptune by comparing the undiscounted net operating cash flows for the vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, commissions, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the ten-year historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. As of December 31, 2017, the Company did not perform an impairment assessment of its long-lived asset M/V Free Neptune, since the impairment charge of $4,286 recorded last year reduced the vessel’s carrying value below her scrap value of $2,756 as of December 31, 2017.

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

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

●	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

●	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

●	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

●	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

●	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

●	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

●	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

●	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

●	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, loss on commitment and contingency, contractual derivative obligation, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance and dry-docking costs. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessel was laid up during the year ended December 31, 2017.

A standard maritime industry performance measure is the TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2015, 2016 and 2017 was $649, $(1,163) and $nil, respectively.

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

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2017, 2016 and 2015 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2017		2016	2015
Adjusted EBITDA (1)		$(4,066)	$(5,877)	$(9,408)

Fleet Data:

Average number of vessels (2)		1.0	1.7	3.0

Ownership days (3)		365	635	1,088

Available days (4)		-	182	480

Operating days (5)		-	104	462

Fleet utilization (6)		0%	57.1%	96.3%

Average Daily Results:

Average TCE rate (7)	$	nil	$(1,163)	$649

Vessel operating expenses (8)		$3,145	$3,438	$4,565

Management fees (9)		$1,090	$1,106	$983

General and administrative expenses(10)		$4,233	$4,477	$3,083

Total vessel operating expenses (11)		$4,235	$4,543	$5,548

(1)	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, loss on commitment and contingency, contractual derivative obligation, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance, loss on note issuance, loss on derivative liability, gain on settlement of liability and dry-docking costs. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	For the year ended December 31,
	2017	2016	2015
Net loss	$(7,121)	$(20,511)	$(52,949)
Depreciation and amortization	113	1,939	3,585
Stock-based compensation charge	—	206	898
Vessel impairment loss	—	4,286	18,891
Loss on derivative instruments	—	—	—
Interest and finance cost, net of interest income	3,031	3,632	5,027
Loss on sale of vessels	—	277	7,620
Loss on commitment and contingency	—	—	2,000
Contractual derivative obligation	—	5,442	3,300
Loss due to capital lease write-off	—	—	3,058
Provision and write-offs of insurance claims and bad debts	—	(1,185)	(525)
Gain / (loss) on settlement of payable	—	37	(313)
Loss on note issuance	344	—	—
Loss on derivative liability	1,491	—	—
Gain on settlement of liability	(1,924)	—	—
Adjusted EBITDA	$(4,066)	$(5,877)	$(9,408)

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2017		2016	2015

Operating revenues		$—	$506	$2,304

Voyage expenses and commissions		$(727)	$(627)	$(2,004)

Net operating revenues		$(727)	$(121)	$300

Operating days		0	104	462

Time charter equivalent daily rate	$	nil	$(1,163)	$649

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2017	2016	2015

Vessel operating expenses (excluding dry-docking costs)	$1,148	$2,183	$4,967

Ownership days	365	635	1,088

Daily vessel operating expense	$3,145	$3,438	$4,565

(9)	Daily management fees are calculated by dividing total management fees (excluding stock-based compensation charge and gain on shares issued to the Manager) paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation charge and gain on shares issued to the Manager) by ownership days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Year Ended December 31, 2017 as Compared to Year Ended December 31, 2016

REVENUES - Operating revenues for the year ended December 31, 2017 were $nil compared to $506 for the year ended December 31, 2016. The decrease of $506 is mainly attributable to the fact that the only vessel owned and operated by the Company was laid up.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $727 for the year ended December 31, 2017, as compared to $609 for the year ended December 31, 2016. The variance in voyage expenses reflects mainly the increased replenishment of bunkers to the owners’ account during the year ended December 31, 2017. For year ended December 31, 2017, commissions charged amounted to $nil, as compared to $18 for the year ended December 31, 2016. The decrease in commissions is due to nil operating revenues for the year ended December 31, 2017 compared to year ended December 31, 2016. The commission fees represent commissions paid to the Managers and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include dry-docking costs, crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $1,148 in the year ended December 31, 2017, as compared to $2,183 in the year ended December 31, 2016. The decrease in operating expenses was due to the fact that only one vessel was owned and operated in our fleet, during the year ended December 31, 2017, as compared to 1.7 during the year ended December 31, 2016, resulting in the reduction of ownership days of our fleet to 365 days compared to 635 days in the same period of 2016.

DEPRECIATION AND AMORTIZATION - For the year ended December 31, 2017, depreciation expense was at $113 as compared to $1,939 in the year ended December 31, 2016. The decrease was due to the decrease of the average number of vessels owned referred in the “REVENUES” paragraph above.

MANAGEMENT FEES - Management fees for the year ended December 31, 2017 totaled $398 as compared to $702 in the year ended December 31, 2016. The $304 decrease in management fees reflects the reduction of the number of vessels managed in our fleet.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, stock-based compensation charges and services fees and expenses charged by the Manager, totaled $1,545 for the year ended December 31, 2017 as compared to $3,049 for the year ended December 31, 2016. The decrease reflected the successful efforts of the Company to reduce the overhead expenses.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - There was no corresponding amount in 2017.

LOSS ON COMMITMENT AND CONTINGENCY - There was no corresponding amount in 2017 or 2016.

CONTRACTUAL DERIVATIVE OBLIGATION - There was no corresponding amount in 2017.

LOSS ON SALE OF VESSELS - There was no corresponding amount in 2017.

VESSELS IMPAIRMENT CHARGE - There was no corresponding amount in 2017.

FINANCING COSTS - Financing costs amounted to $3,031 and $3,632 for the years ended December 31, 2017 and 2016, respectively. The decrease of the interest and financing costs incurred for the year ended December 31, 2017 as compared to the same period in 2016 was attributed to less amount of convertible debt net discount expensed for the year ended December 31, 2017.

NET LOSS - Net loss for the year ended December 31, 2017 was $7,121 as compared to net loss of $20,511 for the year ended December 31, 2016. The decrease of $13,390 for the year ended December 31, 2017 was mainly due to the following one-off charges recorded in the year ended December 2016: (a) the impairment charge of $4,286 for the M/V Free Neptune recorded as of December 31, 2016 and (b) the contractual derivative obligation of $5,442 recorded as of December 31, 2016.

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

Liquidity and Capital Resources

The Company has historically financed its capital requirements from sales of equity or equity-linked securities, operating cash flows and long-term borrowings. As of December 31, 2017, its bank borrowing with NBG its standalone lender, totaled $17,598. The Company has primarily used its funds for capital expenditures to maintain its fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

As a result of the historically low charter rates for drybulk vessels, which have affected the Company for over six years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $7,121, $20,511 and $52,949 during the years ended December 31, 2017, 2016 and 2015, respectively. The Company’s cash flow projections for 2018, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of December 31, 2017 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2017 and 2016, the Company had working capital deficits of $40,216 and $35,715, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014 the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize drybulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2017, the Company received notification from NBG that the Company has not paid the aggregate amount of $25,788 constituting repayment installments, accrued loan and default interest due on December 15, 2017.

If the Company is not able to reach an agreement with NBG, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of December 31, 2017, the Company is required to reclassify its long-term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

Cash Flows

Year Ended December 31, 2017 as Compared to Year Ended December 31, 2016

OPERATING ACTIVITIES - Net cash used in operating activities decreased by $8,048 to $825 for the year ended December 31, 2017, as compared to $8,873 for the year ended December 31, 2016. The decrease reflected the lesser number of vessels owned and in operation during the year ended December 31, 2017.

FINANCING ACTIVITIES - Net cash provided by financing activities for the year ended December 31, 2017 was $784, as compared to $7,233 for the year ended December 31, 2016. The decrease reflects the lesser number of proceeds from convertible notes the Company sold during the year ended December 31, 2017.

INVESTING ACTIVITIES - Net cash provided by investing activities for the year ended December 31, 2017 was $nil, as compared to $1,672 for the year ended December 31, 2016. The decrease reflects that no sales of vessels occurred in the year ended December 31, 2017 compared to two vessels sold in the year ended December 31, 2016.

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

Bank Loan - current portion

As of December 31, 2017, the Company’s bank debt is as follows:

NBG
December 31, 2016	$17,598
Additions	$-
Payments	$-
December 31, 2017	$17,598

Lender	Vessel	Remaining Repayment Terms

National Bank of Greece	M/V Free Neptune	The loan matured on December 16, 2016 and remains outstanding as set forth above.

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

The weighted average interest rate for the year ended December 31, 2017 and 2016 was 4% and 4%, respectively. Interest expense incurred under the above loan agreements amounted to $1,935, $1,467 and $1,237 for the years ended December 31, 2017, 2016 and 2015, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

NBG Facility

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize drybulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2017, the Company received notification from NBG that the Company has not paid the aggregate amount of $25,788 constituting repayment installments, accrued loan and default interest due on December 15, 2017. The Company is in negotiations with NBG to find an amicable solution for final settlement of all of its obligations to NBG.

Loan Covenants

As of December 31, 2016 and December 31, 2017, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at December 31, 2017.

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

Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Summary of Contractual Obligations

The following table summarizes our contractual committed obligations and their maturity dates as of December 31, 2017:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Services fees to the Manager*	3,000	600	600	600	600	600	They will be renewed each anniversary date

Management fees to the Managers	1,595	228	228	228	228	228	455

Total obligations	$4,595	$828	$828	$828	$828	$828	$455

*As of June 1, 2017, the services fees were reduced to $50 per month from $136.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the names of the members of our board of directors and our senior management. Generally, each member of the board of directors serves for a three-year term. Additionally, the directors are divided among three classes, so the term of office of a certain number of directors expires each year. Consequently, the number of directors who stand for re-election each year may vary. Our executive officers are appointed by, and serve at the pleasure of, the board of directors. The primary business address of each of our executive officers and directors is 20, Amerikis Street., 106 71, Athens, Greece.

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	47	Chairman of the Board of Directors, Chief Executive Officer and President	2020
Dimitris Filippas	41	Chief Financial Officer, Treasurer and Director	2018
Argyro Fonia	44	Director	2019

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

Dimitris K. Filippas became our Deputy Chief Financial Officer in November 2013 and joined the Board of Directors in February 2017. He became our Chief Financial Officer in October 2017. Mr. Filippas has been the Finance Manager for Free Bulkers since 2007. Mr. Filippas has substantial experience in the ship finance field. He holds a BSc in Banking and International Finance from Cass Business School and a Master’s Degree in Shipping Business and Finance with Distinction from LGU.

Argyro Fonia was appointed to the Board in October 2017. Ms. Fonia has been the chief accounting officer for Free Bulkers, one of the Company’s managers, since September 2013. Ms. Fonia has substantial experience in the accounting field. She has been working as chief accountant in various shipping companies during the last ten years. She holds a BA in Economics and an MSc in Financial Management from East London University.

B.	Compensation

Director Compensation

The total gross cash compensation paid for each of the years ended December 31, 2016 and 2017 to our directors was $nil. Starting from the fourth quarter in 2015, we have reduced the fee we pay to each of our non-executive directors to $3 per quarter, except that if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Our directors received shares of common stock in addition to directors’ fees in 2013.

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

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our President and Chief Executive Officer and our Chief Financial Officer. Instead, their services are provided pursuant to the terms of a new services agreement with one of the Managers. Pursuant to the terms of this services agreement, we pay the Manager a monthly fee of $50 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, plus expenses. The Managers are also entitled to a termination fee if the agreements are terminated upon a “change of control” as defined in the services agreements. See “Certain Relationships and Related Transactions—Manager.”

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

Our Amended and Restated Articles of Incorporation provide that the Board be divided into three classes. Each class of directors serves a staggered three-year term. Mr. Filippas holds office until the 2018 Annual Meeting, Ms. Fonia holds office until the 2019 Annual Meeting and Mr. Varouxakis holds office until the 2020 Annual Meeting. There are no agreements between us and any director that provide for benefits upon termination or retirement.

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

Director Independence

Our securities are listed on the OTC Pink market and we are not required to have any independent directors. The Board of Directors has determined that none of our current directors is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. As a result of our financial condition, we no longer have any independent directors and rely upon our management to also serve on the Board without additional compensation.

Meetings and Committees of the Board of Directors

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2017, our Board of Directors held two meetings and also approved certain actions by unanimous written consent. All of our directors attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served. We strongly encourage all directors to attend our annual meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that none of the members of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by NASDAQ. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, corporate governance and nominating committees and corporate governance guidelines are posted in the “Corporate Governance” section of our website at www.freeseas.gr, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our audit committee consists of Messrs. Varouxakis and Filippas and Ms. Fonia. None of the committee members are independent. Mr. Filippas has been designated the “Audit Committee Financial Expert” under the SEC rules.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Varouxakis and Filippas and Ms. Fonia. None of the committee members are independent. The compensation committee reviews and approves the equity compensation of our executive officers. Currently, we do not pay cash compensation to our executive officers. We have entered into services agreements with Free Bulkers, OpenSeas Maritime and Prodigy Inc. (the “Manager(s)”), which are entities beneficially owned by Mr. Varouxakis, pursuant to which they provide us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services.

Nominating Committee

Our nominating committee consists of Messrs. Varouxakis and Filippas and Ms. Fonia. None of the committee members are independent. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board.

In connection with the selection and nomination process, the nominating committee, along with the full Board of Directors, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate’s time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate’s knowledge of the rules and regulations of the SEC and NASDAQ, and accounting and financial reporting requirements; (vi) the candidate’s ability to satisfy the criteria for independence established by the SEC and NASDAQ; and (vii) the interplay of the candidate’s experience with the experience of other Board members.

Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Varouxakis and Filippas and Ms. Fonia. Only Ms. Fonia is an independent director. The corporate governance committee ensures that we have and follow appropriate governance standards.

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

Pursuant to the plan, there are no shares of the Company’s common stock available for grant as of December 31, 2017.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

None.

B.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services pursuant to ship management agreements between each of the subsidiaries and the Managers, Free Bulkers and OpenSeas Maritime.

Each of the Company’s subsidiaries pays, as per its ship management agreement with the Managers, a monthly management fee of $19 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day (not expressed in thousands) for superintendent attendance and other direct expenses.

The Company also pays the Managers a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Managers.

The Company also paid, as per its services agreement with Free Bulkers, a monthly fee of $136 until May 31, 2017 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses.

On June 1, 2017, the Company entered into a management services agreement with Prodigy Inc. (the “Manager”), for the provision of financial services, including all of our accounting, financial reporting and internal controls, and other back-office services, as well as the provision of use of space for the Company’s offices at 20, Amerikis St., 10671, Athens, Greece. Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is a shareholder of Prodigy Inc.

As of June 1, 2017, Free Bulkers is no longer required to provide any of the management services, except for those concerning the ship management agreement with M/V Free Neptune and the Company is no longer required to pay any remuneration, fees, bonuses or premises fee as of June 1, 2017 and beyond.

On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize drybulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277. In this respect, the Company paid Free Bulkers $19 relating to the sale of the M/V Free Maverick during the year ended December 31, 2016. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Managers amounting to $nil, $6 and $35 for the year ended December 31, 2017, 2016 and 2015, respectively, included in “Commissions” in the accompanying consolidated statements of operations.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize drybulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize drybulk carrier, were sold for a gross sale price of $5,500 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro, respectively.

On June 15, 2016, the bareboat hire agreement in connection with the M/V Fiorello was terminated. Subsequent to the termination of the hire, the vessel was sold for a gross sale price of $1,490 with the sale proceeds being applied towards obligations to the Bareboat Owners of the vessel and trade creditors.

On September 30, 2017, the bareboat hire agreement in connection with the M/V Figaro was terminated. Subsequent to the termination of the hire, the vessel was sold to unrelated third parties. The Company realized the amount of $1,924 as gain on settlement of liability in the accompanying consolidated statement of operations for the year ended December 31, 2017.

Fees and expenses charged by the Managers and the Manager are included in the Company’s consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” and “Gain on sale of vessel”. The total amounts charged for the year ended December 31, 2017, 2016, and 2015 amounted to $1,431 ($398 of management fees, $1,031 of services fees, $nil of superintendent fees and $2 for other expenses), $2,344 ($702 of management fees, $1,635 of services fees, $0 of superintendent fees and $7 for other expenses) and $2,800 ($1,070 of management fees, $1,635 of services fees, $88 of superintendent fees and $7 for other expenses), respectively.

The balance due from the Managers and the Manager as of December 31, 2017 and December 31, 2016 was $nil. The amount paid to the Managers and Manager for office space during the year ended December 31, 2017, 2016 and 2015 was $51, $139 and $140, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations. The balance due to the Managers and the Manager as December 31, 2017 and December 31, 2016 was $3,280 and $2,107, respectively, and is included in the “Management and other fees to a related party” in the consolidated statements of operations.

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

The closing high and low sales prices of our common stock as reported by NASDAQ, the OTCQB Market or the OTC Pink market, as applicable, for the years, quarters and months indicated, are as follows (adjusted to give effect of our (i) one share for ten (10) share reverse stock split that was effective on February 14, 2013, (ii) one share for five (5) share reverse stock split that was effective on December 2, 2013, (iii) one share for seven and one-half share (7.5) reverse stock split that was effective on May 11, 2015, (iv) one share for fifty (50) share reverse stock split that was effective on June 26, 2015, (v) one share for sixty (60) share reverse stock split that was effective on January 15, 2016, (vi) one share for two hundred (200) share reverse stock split that was effective on April 14, 2016, (vii) one share for five thousand (5,000) share reverse stock split that was effective on February 7, 2017 and (viii) one share for five thousand (5,000) share reverse stock split that was effective on February 6, 2018):

	Common Stock
For the Years Ended:	High	Low
December 31, 2013	$3,262,500,000,000,000.00	$95,625,000,000,000.00
December 31, 2014	274,500,000,000,000.00	7,875,000,000,000.00
December 31, 2015	6,000,000,000.00	3,000,000,000.00
December 31, 2016	800,000,000.00	7,500.00
December 31, 2017	0.50	0.50

	Common Stock
For the Quarters Ended:	High	Low
March 31, 2016	$800,000,000.00	$100,000,000.00
June 30, 2016	72,000,000.00	605,000.00
September 30, 2016	745,000.00	71,250.00
December 31, 2016	116,250.00	7,500.00
March 31, 2017	10,000.00	50.00
June 30, 2017	50.00	15.00
September 30, 2017	3.50	3.45
December 31, 2017	0.50	0.50
March 31, 2018	0.50	0.01

	Common Stock
For the Months Ended:	High	Low
November 30, 2017	$0.50	$0.50
December 31, 2017	0.50	0.50
January 31, 2018	0.50	0.50
February 28, 2018	0.06	0.04
March 31, 2018	0.04	0.02
April 30, 2018	0.04	0.03

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during the tax year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of issued and outstanding stock, is “primarily traded” on the OTC Pink market.

Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, our sole class of issued and outstanding stock, is listed on the OTC Pink market, and accordingly, we will satisfy this listing requirement.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website athttp://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-49760.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Dimitris Filippas, Chief Financial Officer, FreeSeas Inc., 20, Amerikis Street, 10671, Athens, Greece and our telephone number is +30-210-729-7015.

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

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2017, 2016 and 2015, approximately 17%, 4% and 4%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2017 by approximately $135 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2017.

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

Charter Market Risk

Our revenues, earnings and profitability are affected by the prevailing charter market rates. During 2017, the BDI has remained volatile, ranging from a low of 685 on February 14, 2017 to a high of 1,338 on March 29, 2017. Market participants confidence remains at high level despite: (i) recent fears over trade war between US and China and (ii) regulatory concerns regarding the most pragmatic post-2020 bunker solution, since demand is improving and oversupply is easing. The BDI ended the first quarter of 2018 at 1,055 points, i.e. 23% lower from where it ended in 2017. The most recent fall is attributed mainly to the latest escalation of US-China trade war threats.

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

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2017. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2017 due to our inability to file this annual report on Form 20-F within the SEC deadline of four months after our year end (subject to an allowable extension of 15 days).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on that evaluation under this framework, our management concluded that as of December 31, 2017, our internal control over financial reporting was effective.

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

Changes to Internal Controls and Procedures for Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A.  Audit Committee Financial Expert.

Our board has determined that Mr. Dimitris Filippas qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Filippas’ relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

Item 16B.  Code of Ethics.

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics has been filed as an exhibit to this annual report and is available on the Corporate Governance section of our website at www.freeseas.gr. We will also provide a paper copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Dimitris Filippas, Chief Financial Officer.

Item 16C. Principal Accountant Fees and Services.

Independent Public Accountants Fees

The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2017	2016
Audit fees (1)	$30	$40
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$30	$40

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2017 and 2016.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended December 31, 2017.

Item 16F.  Change in Registrant’s Certifying Accountant.

None.

Item 16G.  Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements

See Financial Statements attached hereto as pages F-1 to F-32

Item 19. Exhibits

Exhibit No.:	Exhibit Description	Where Filed

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

1.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on October 15, 2007 and incorporated herein by reference

1.4	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s Form 6-K filed on October 22, 2009 and incorporated herein by reference

1.5	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference

1.6	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 12, 2013	Exhibit 3.01 to Registrant’s Form 6-K filed on February 14, 2013 and incorporated herein by reference

1.7	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on November 26, 2013	Exhibit 3.01 to Registrant’s Form 6-K, as filed on December 2, 2013 and incorporated herein by reference.

1.8	Form of Certificate of Designation, Rights and Preferences of the Series D Convertible Preferred Stock	Exhibit 3.08 to Amendment No. 1 to Registrant’s Form F-1 (File. No. 333-195166), filed on May 1, 2014 and incorporated herein by reference.

1.9	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on May 5, 2015.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on May 8, 2015 and incorporated herein by reference.

1.10	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on June 19, 2015.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on June 25, 2015 and incorporated herein by reference.

1.11	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on January 8, 2016.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on January 14, 2016 and incorporated herein by reference.

Exhibit No.:	Exhibit Description	Where Filed

1.12	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on April 11, 2016.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on April 13, 2016 and incorporated herein by reference.

1.13	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 3, 2017.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on February 6, 2017 and incorporated herein by reference.

1.14	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 2, 2018.	Exhibit 3.01 to Registrant’s Form 6-K, as filed on February 6, 2018 and incorporated herein by reference.

2.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

2.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.1	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

4.2	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Exhibit 4.12 to Registrant’s amended Annual Report on Form 20-F/A for the year ended December 31, 2011 and incorporated herein by reference

4.3	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.4	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.5	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

4.6	Loan Agreement dated December 15, 2009 among Adventure Nine, Adventure Twelve and First Business Bank	Exhibit 4.60 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.7	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.8	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

4.9	Deed of Covenants dated December 16, 2009 between Adventure Nine and First Business Bank	Exhibit 4.63 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference

Exhibit No.:	Exhibit Description	Where Filed

4.10	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Filed as Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on May 7, 2012 and incorporated herein by reference

4.11	Form of Series C Warrant	Exhibit 4.03 to Amendment No. 1 to Registrant’s Form F-1 (File. No. 333-195166), filed on May 1, 2014 and incorporated herein by reference.

4.12	Securities Purchase Agreement, dated June 13, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on June 8, 2015 and incorporated herein by reference.

4.13	Form of Convertible Note, dated June 13, 2015, issued to Casern Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on June 8, 2015 and incorporated herein by reference.

4.14	Form of Securities Purchase Agreement, dated July 13, 2015, by and between the Company and AMVS Value Fund Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.15	Form of Convertible Note, dated July 13, 2015, issued to AMVS Value Fund Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.16	Form of Registration Rights Agreement, dated July 13, 2015, by and between the Company and AMVS Value Fund Ltd.	Exhibit 99.3 to Registrant's Form 6-K, as filed on July 15, 2015 and incorporated herein by reference.

4.17	Form of Securities Purchase Agreement, dated September 2, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.18	Form of Convertible Note, dated September 2, 2015, issued to Casern Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.19	Form of Registration Rights Agreement, dated September 2, 2015, by and between the Company and Casern Holdings Ltd.	Exhibit 99.3 to Registrant's Form 6-K, as filed on September 8, 2015 and incorporated herein by reference.

4.20	Form of Securities Purchase Agreement, dated October 26, 2015, by and between the Company and ALSA Holdings Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on October 29, 2015 and incorporated herein by reference.

4.21	Form of Convertible Note, dated October 26, 2015, issued to ALSA Holdings Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on October 29, 2015 and incorporated herein by reference.

4.22	Form of Securities Purchase Agreement, dated December 8, 2015, by and between the Company and MTR3S Holding Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on December 11, 2015 and incorporated herein by reference.

4.23	Form of Convertible Note, dated December 8, 2015, issued to MTR3S Holding Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on December 11, 2015 and incorporated herein by reference.

4.24	Form of Securities Purchase Agreement, dated January 6, 2016, by and between the Company and Alpha Capital Anstalt	Exhibit 99.1 to Registrant's Form 6-K, as filed on January 19, 2016 and incorporated herein by reference.

Exhibit No.:	Exhibit Description	Where Filed

4.25	Form of Convertible Note, dated January 6, 2016, issued to Alpha Capital Anstalt	Exhibit 99.2 to Registrant's Form 6-K, as filed on January 19, 2016 and incorporated herein by reference.

4.26	Form of Securities Purchase Agreement, dated March 1, 2016, by and between the Company and MTR3S Holding Ltd.	Exhibit 99.1 to Registrant's Form 6-K, as filed on March 4, 2016 and incorporated herein by reference.

4.27	Form of Convertible Note, dated March 1, 2016, issued to MTR3S Holding Ltd.	Exhibit 99.2 to Registrant's Form 6-K, as filed on March 4, 2016 and incorporated herein by reference.

4.28	Debt Settlement Agreement and Release, dated May 10, 2016, by and between FreeSeas Inc. and M.I.E. Company Ltd.	Exhibit 4.28 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.29	Form of Convertible Note, dated May 10, 2016, issued to M.I.E. Company Ltd.	Exhibit 4.29 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.30	Securities Purchase Agreement, dated May 25, 2016, by and between FreeSeas Inc. and Crown Bridge Partners, LLC	Exhibit 4.30 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.31	Form of Convertible Note, dated May 25, 2016, issued to Crown Bridge Partners, LLC	Exhibit 4.31 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.32	Debt Settlement Agreement and Release, dated June 27, 2016, by and between FreeSeas Inc. and E. Stavropoulos & Co O.E. “Hydra Travel”	Exhibit 4.32 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.33	Form of Convertible Note, dated June 27, 2016, issued to E. Stavropoulos & Co O.E. “Hydra Travel”	Exhibit 4.33 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.34	Debt Settlement Agreement and Release, dated June 27, 2016, by and between FreeSeas Inc. and Marine Plus S.A.	Exhibit 4.34 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.35	Form of Convertible Note, dated June 27, 2016, issued to Marine Plus S.A.	Exhibit 4.35 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.36	Debt Settlement Agreement and Release, dated June 27, 2016, by and between FreeSeas Inc. and Medpool Ltd.	Exhibit 4.36 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.37	Form of Convertible Note, dated June 27, 2016, issued to Medpool Ltd.	Exhibit 4.37 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.38	Debt Settlement Agreement, dated July 11, 2016, by and between FreeSeas Inc. and Sichenzia Ross Friedman Ference LLP	Exhibit 4.38 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.39	Form of Convertible Note, dated July 11, 2016, issued to Sichenzia Ross Friedman Ference LLP	Exhibit 4.39 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.40	Debt Settlement Agreement and Release, dated August 16, 2016, by and between FreeSeas Inc. and Anyland Travel Ltd.	Exhibit 4.40 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.41	Form of Convertible Note, dated August 16, 2016, issued to Anyland Travel Ltd.	Exhibit 4.41 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

Exhibit No.:	Exhibit Description	Where Filed

4.42	Debt Settlement Agreement and Release, dated August 16, 2016, by and between FreeSeas Inc. and M. Dalakos – I. Fassolis – N. Theofanopoulos & Partners Law Firm	Exhibit 4.42 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.43	Form of Convertible Note, dated August 16, 2016, issued to M. Dalakos – I. Fassolis – N. Theofanopoulos & Partners Law Firm	Exhibit 4.43 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.44	Securities Purchase Agreement, dated August 16, 2016, by and between FreeSeas Inc. and YES Properties, Inc.	Exhibit 4.44 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.45	Form of Convertible Note, dated August 16, 2016, issued to YES Properties, Inc.	Exhibit 4.45 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.46	Securities Purchase Agreement, dated November 21, 2016, by and between FreeSeas Inc. and Crede CG III, Ltd.	Exhibit 4.46 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.47	Form of Convertible Note, dated November 21, 2016, issued to Crede CG III, Ltd.	Exhibit 4.47 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.48	Securities Purchase Agreement, dated November 21, 2016, by and between FreeSeas Inc. and APG Capital Holdings, LLC	Exhibit 4.48 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.49	Form of Convertible Note, dated November 21, 2016, issued to APG Capital Holdings, LLC	Exhibit 4.49 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.50	Securities Purchase Agreement, dated November 30, 2016, by and between FreeSeas Inc. and Adar Bays, LLC	Exhibit 4.50 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.51	Form of Convertible Note, dated November 30, 2016, issued to Adar Bays, LLC	Exhibit 4.51 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.52	Securities Purchase Agreement, dated December 30, 2016, by and between FreeSeas Inc. and MTR3S Holding Ltd.	Exhibit 4.52 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.53	Form of Convertible Note, dated December 30, 2016, issued to MTR3S Holdings Ltd.	Exhibit 4.53 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.54	Form of Convertible Note, dated January 17, 2017, issued to LG Capital Funding, LLC	Exhibit 4.54 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.55	Securities Purchase Agreement, dated January 18, 2017, by and between FreeSeas Inc. and LG Capital Funding, LLC	Exhibit 4.55 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.56	Form of Convertible Note, dated January 18, 2017, issued to LG Capital Funding, LLC	Exhibit 4.56 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.57	Securities Purchase Agreement, dated February 13, 2017, by and between FreeSeas Inc. and Power Up Lending Group Ltd.	Exhibit 4.57 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.58	Form of Convertible Note, dated February 13, 2017, issued to Power Up Lending Group Ltd.	Exhibit 4.58 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

Exhibit No.:	Exhibit Description	Where Filed

4.59	Securities Purchase Agreement, dated February 16, 2017, by and between FreeSeas Inc. and Crown Bridge Partners, LLC	Exhibit 4.59 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.60	Form of Convertible Note, dated February 16, 2017, issued to Crown Bridge Partners, LLC	Exhibit 4.60 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.61	Securities Purchase Agreement, dated February 22, 2017, by and between FreeSeas Inc. and APG Capital Holdings, LLC	Exhibit 4.61 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.62	Form of Convertible Note, dated February 22, 2017, issued to APG Capital Holdings, LLC	Exhibit 4.62 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.63	Form of Convertible Note, dated February 22, 2017, issued to APG Capital Holdings, LLC	Exhibit 4.63 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.64	Securities Purchase Agreement, dated February 24, 2017, by and between FreeSeas Inc. and Oakmore Opportunity Fund I, LP	Exhibit 4.64 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.65	Form of Convertible Note, dated February 24, 2017, issued to Oakmore Opportunity Fund I, LP	Exhibit 4.65 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.66	Form of Convertible Note, dated March 20, 2017, issued to LG Capital Funding, LLC	Exhibit 4.66 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.67	Form of Convertible Note, dated March 20, 2017, issued to LG Capital Funding, LLC	Exhibit 4.67 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.68	Securities Purchase Agreement, dated March 28, 2017, by and between FreeSeas Inc. and Cerebus Finance Group, Ltd.	Exhibit 4.68 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.69	Form of Convertible Note, dated March 28, 2017, issued to Cerebus Finance Group Ltd.	Exhibit 4.69 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.70	Securities Purchase Agreement, dated April 7, 2017, by and between FreeSeas Inc. and GS Capital Partners, LLC	Exhibit 4.70 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.71	Form of Convertible Note, dated April 7, 2017, issued to GS Capital Partners, LLC	Exhibit 4.71 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.72	Securities Purchase Agreement, dated July 21, 2017, by and between FreeSeas Inc. and LG Capital Funding, LLC	Exhibit 4.72 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.73	Form of Convertible Note, dated July 21, 2017, issued to LG Capital Funding, LLC	Exhibit 4.73 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.74	Form of Convertible Note, dated July 21, 2017, issued to LG Capital Funding, LLC	Exhibit 4.74 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.75	Securities Purchase Agreement, dated July 24, 2017, by and between FreeSeas Inc. and Adar Bays, LLC	Exhibit 4.75 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.76	Form of Convertible Note, dated July 24, 2017, issued to Adar Bays, LLC	Exhibit 4.76 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.77	Securities Purchase Agreement, dated August 17, 2017, by and between FreeSeas Inc. and LG Capital Funding, LLC	Exhibit 4.77 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.78	Form of Convertible Note, dated August 17, 2017, issued to LG Capital Funding, LLC	Exhibit 4.78 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.79	Form of Convertible Note, dated August 17, 2017, issued to LG Capital Funding, LLC	Exhibit 4.79 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

4.80	Securities Purchase Agreement, dated October 30, 2017, by and between FreeSeas Inc. and Power Up Lending Group Ltd.	Filed herewith

4.81	Form of Convertible Note, dated October 30, 2017, issued to Power Up Lending Group Ltd.	Filed herewith

4.82	Securities Purchase Agreement, dated November 1, 2017, by and between FreeSeas Inc. and Power Up Lending Group Ltd.	Filed herewith

4.83	Form of Convertible Note, dated November 1, 2017, issued to Power Up Lending Group Ltd.	Filed herewith

4.84	Debt Settlement Agreement and Release, dated February 14, 2018, by and between FreeSeas Inc. and M. Dalakos – I. Fassolis – N. Theofanopoulos & Partners Law Firm	Filed herewith

4.85	Form of Convertible Note, dated February 14, 2018, issued to M. Dalakos – I. Fassolis – N. Theofanopoulos & Partners Law Firm	Filed herewith

4.86	Securities Purchase Agreement, dated February 16, 2018, by and between FreeSeas Inc. and Geneva Roth Remark Holdings, Inc.	Filed herewith

4.87	Form of Convertible Note, dated February 16, 2018, issued to Geneva Roth Remark Holdings, Inc.	Filed herewith

4.88	Debt Settlement Agreement and Release, dated March 1, 2018, by and between FreeSeas Inc. and Marine Plus S.A.	Filed herewith

4.89	Form of Convertible Note, dated March 1, 2018, issued to Marine Plus S.A.	Filed herewith

Exhibit No.:	Exhibit Description	Where Filed

8.1	Subsidiaries of the Registrant	Exhibit 8.1 to Registrant's Form 20-F, as filed on August 17, 2017 and incorporated herein by reference.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed herewith

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed herewith

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

16.1	Letter from RBSM LLP	Exhibit 99.1 to Registrant's Form 6-K, as filed on June 13, 2017 and incorporated herein by reference.

101 INS	XBRL Instance Document	Submitted herewith

101 SCH	XBRL Taxonomy Extension Schema Document	Submitted herewith

101 CAL	XBRL Taxonomy Calculation Linkbase Document	Submitted herewith

101 LAB	XBRL Taxonomy Labels Linkbase Document	Submitted herewith

101 PRE	XBRL Taxonomy Presentation Linkbase Document	Submitted herewith

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document	Submitted herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREESEAS INC.

Dated: May 14, 2018	By:	/s/ DIMITRIS FILIPPAS
Dimitris Filippas
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
FreeSeas Inc.
Athens, Greece

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FreeSeas Inc. and Subsidiaries (“the Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred net losses for the prior three years and cash flow projections for 2018 indicate that cash on hand will not be sufficient to cover debt repayments and operating expenses and capital expenditure requirements. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company’s auditor since 2017.

Spokane, Washington

May 14, 2018

FREESEAS INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Notes	December 31, 2017	December 31, 2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$11	$52
Trade receivables, net of provision of nil and $3,073 for 2017 and 2016, respectively.		149	149

Inventories		4	235
Deferred charges - current portion		—	1
Prepayments and other		155	158
Guarantee Deposit		192	189
Other Current Assets		25	25

Total current assets		536	809

Vessels, net	5	2,009	2,122

Total assets		$2,545	$2,931

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable		$7,412	$8,127
Convertible notes, net	8	853	1,558
Derivative liability	8	1,624	—
Accrued liabilities	7	9,985	7,134
Due to related party	4	3,280	2,107
Bank loans - current portion	9	17,598	17,598
Total current liabilities		40,752	36,524

Total liabilities		40,752	36,524
Commitments and Contingencies	10	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized, Series D Convertible Preferred Stock, $0.001 par value, 250,000 shares designated, 8,160 issued and outstanding at December 31, 2017 and December 31, 2016.	14	—	—
Common stock, $0.001 par value; 10,000,000,000 shares authorized, 798,423 and 34 shares issued and outstanding at December 31, 2017 and December 31, 2016, respectively.	12,14	1	—
Additional paid-in capital		227,298	224,792
Accumulated deficit		(265,506)	(258,385)

Total shareholders’ (deficit) equity		(38,207)	(33,593)

Total liabilities and shareholders’ (deficit) equity		$2,545	$2,931

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands of United States Dollars, except for share and per share data)

	Years Ended December 31,
	2017	2016	2015
OPERATING REVENUES	$—	$506	$2,304

OPERATING EXPENSES:
Voyage expenses	(727)	(609)	(1,831)
Commissions	—	(18)	(174)
Vessel operating expenses	(1,148)	(2,183)	(4,967)
Depreciation expense (Note 5)	(113)	(1,939)	(3,585)
Management and other fees to a related party (Note 4)	(398)	(702)	(1,070)
General and administrative expenses	(1,545)	(3,049)	(4,252)
Provision and write-offs of insurance claims and bad debts	—	1,185	525
Loss on sale of vessels (Note 5)	—	(277)	(7,620)
Loss on commitment and contingency	—	—	(2,000)
Contractual derivative obligation	—	(5,442)	(3,300)
Bareboat Hire	—	—	(493)
Vessels impairment charge (Note 5)	—	(4,286)	(18,891)

Loss from operations	(3,931)	(16,814)	(45,354)

OTHER INCOME (EXPENSE):
Interest and finance costs	(3,031)	(3,632)	(5,026)
Loss on derivative liability (Note 8)	(1,491)	—	—
Loss on note issuance	(344)	—	—
Gain on settlement of liability (Note 6)	1,924	—	—
Gain on settlement of payable	—	(37)	313
Other income/ (expense)	(248)	(28)	177
Loss due to capital lease write-off (Note 6)	—	—	(3,058)

Other income (expense)	(3,190)	(3,697)	(7,595)

Net loss	$(7,121)	$(20,511)	$(52,949)

Basic loss per share	$(49)	$(4,102,200)	$—
Diluted loss per share	$(49)	$(4,102,200)	$—
Basic weighted average number of shares	144,922	5	—
Diluted weighted average number of shares	144,922	5	—

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands of United States Dollars, except for share data)

	Preferred Shares (Note 14)	Preferred Shares $	Common Shares (Note 14)	Common Shares $	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity (Deficit)

Balance December 31, 2014	8,160	—	—	—	209,930	(184,927)	25,004
Net loss	—	—	—	—	—	(52,949)	(52,949)
Stock compensation expense	—	—	—	—	898	—	898
Cashless warrants exercised	—	—	—	—	—	—	—

Stock issued for settlement of liability	—	—	—	—	1,004		1,004

Common stock issued for convertible notes	—	—	—	—	9,282	—	9,282
Balance December 31, 2015	8,160	$—	—	$—	$221,114	$(237,874)	$(16,760)
Net loss	—	—	—	—	—	(20,511)	(20,511)
Stock compensation expense	—	—	—	—	206	—	206
Cashless warrants exercised	—	—	4	—	214	—	214
Stock issued for Management	—	—	—	—	287	—	287
Common stock issued for convertible notes	—	—	30	—	2,971	—	2,971
Balance December 31, 2016	8,160	$—	34	$—	$224,792	$(258,385)	$(33,593)
Net loss	—	—	—	—	—	(7,121)	(7,121)
Common stock issued for convertible notes	—	—	798,389	1	2,506	—	2,507
Balance December 31, 2017	8,160	$—	798,423	$1	$227,298	$(265,506)	$(38,207)

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States Dollars)

	Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Cash Flows from Operating Activities:
Net loss	$(7,121)	$(20,511)	$(52,949)
Adjustments to reconcile net loss to net used in operating activities
Depreciation expense (Note 5)	113	1,939	3,585
Loss on sale of vessel	—	277	7,620
Amortization of debt discount	807	1,550	3,515
Loss on derivative liability (Note 8)	1,491
Loss on note issuance	344
Derivatives liability
Gain on settlement of payable	—	(37)	(313)
Gain on settlement of liability	(1,924)
Shares issued to settle fees owed to the Manager	—	287	—
Amortization of deferred financing fees	1	6	8
Stock-based compensation charge (Note 13)	—	206	898
Loss on write off of capital lease	—	—	3,057
Loss on commitment and contingency	—	—	2,000
Vessel impairment loss (Note 5)	—	4,286	18,891

Changes in:
-Trade receivables	—	57	388
-Insurance claims	—	—	—
-Due from related party	—	—	433
-Inventories	231	241	(310)
-Prepayments and other	3	357	174
-Accounts payable	1,209	199	1,184
-Accrued liabilities	2,851	1,188	1,357
-Unearned revenue	—	—	(52)
-Due to related party	1,173	1,107	713
-Guarantee Deposits	(3)	(25)	(164)
Net Cash used in Operating Activities	(825)	(8,873)	(9,965)

Cash flows from Financing Activities:
Proceeds from convertible notes	784	1,533	6,489
Write-off of lease advance payments	—	7,000	—
Payments on capital lease	—	(1,300)
			—
Net Cash provided by Financing Activities	784	7,233	6,489
Cash flows from Investing Activities:
Proceeds from sale of vessels, net	—	1,672	3,451
Net Cash provided by Investing Activities	—	1,672	3,451
Net increase (decrease) in cash and cash equivalents	(41)	32	(25)
Cash and cash equivalents, beginning of year	52	20	45

Cash and cash equivalents, end of year	$11	$52	$20

Supplemental Cash Flow Information:
Non-Cash Operating Activities:
Shares issued to settle fees owed to the Manager	$—	$287	$—
Notes converted to common stock	$2,507	$2,971	$5,389
Beneficial Conversion feature	$—	$—	$—
Bareboat Charter Lease	$—	$—	$(8,400)
Convertible notes issued in settlement of accounts payable	$214	$526	$—

Cashless warrants exercised	$—	$214	$—
Adjustments for settlement put option liability	$—	$2,075	$—
Stock issued in settlement of liabilities	$—	$—	$1,004

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

Effective January 15, 2016, April 14, 2016, February 7, 2017 and February 6, 2018 the Company effectuated a 60-to-1, a 200-to-1, a 5,000-to-1 reverse stock split and a 5,000-to-1 reverse stock split respectively, on its issued and outstanding common stock (Note 14). All share and per share amounts disclosed in the financial statements give effect to the reverse stock splits retroactively, for all periods presented.

On April 21, 2016, the Company was notified by The NASDAQ Stock Market LLC (“NASDAQ”) that its pending appeal before the NASDAQ Listing Qualifications Hearing Panel had been denied, and that trading in the Company’s common stock was suspended on NASDAQ effective with the open of business on Monday April 25, 2016. On April 25, 2016, the Company’s common stock began trading on the OTCQB market operated by OTC Markets Group Inc. (“OTC Markets”) under the trading symbol “FREEF.” On June 15, 2017, the Company was notified by the OTC Markets that as a result of the Company’s failure to timely file its 2016 annual report on Form 20-F, the Company’s common stock has been removed from the OTCQB market and is currently quoted on the OTC Pink market operated by the OTC Markets, effective June 16, 2017, under the same trading symbol of “FREEF”.

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

On September 30, 2017, the bareboat hire agreement in connection with the M/V Figaro was terminated. Subsequent to the termination of the hire, the vessel was sold to unrelated third parties. The Company realized the amount of $1,924 as gain on settlement of liability in the accompanying consolidated statement of operations for the year ended December 31, 2017, (Note 6).

As of December 31, 2017, the Company owns and operates one Handysize dry bulk carrier. As of December 31, 2017, FreeSeas is the owner of the outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract/ Bareboat Charter Termination	Date of Initiation of Bareboat Charter

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A	N/A
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A	N/A
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A	N/A
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	05/20/15	N/A	N/A
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	05/20/15	N/A	N/A
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	02/18/14	N/A	N/A
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	09/16/14	N/A	N/A
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	09/24/14	N/A	N/A
Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A	N/A
Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	09/26/16	N/A	N/A
Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A	N/A
Largo Al Factotum S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12	N/A
Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12	N/A
Nemorino Shipping S.A.	100%	Nemorino	Handymax	47,777	2002	N/A	N/A	09/09/15	09/16/14
Fiorello Shipping S.A.	100%	Fiorello	Handysize	24,318	1995	N/A	N/A	06/15/16	05/20/15
Figaro Shipping S.A.	100%	Figaro	Handysize	22,051	1995	N/A	N/A	09/30/17	05/20/15
Standcorp International Limited	51%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

2.       Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or “U.S. GAAP”) and include in each of the three years in the period ended December 31, 2017 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2017, and 2016, no such interest existed.

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

c) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. For the year ended December 31, 2017, there were no charterers individually accounted for more than 10% of the Company’s voyage revenues, two charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2016, and two charterers individually accounted for more than 10% of the Company’s voyage revenues for the year ended December 31, 2015 as follows:

Charterer	2017	2016	2015
A	—	73%	39%
B	—	24%	31%

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

j) Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective April 1, 2009 and following management’s reassessment of the useful lives of the Company’s assets, the fleets useful life was increased from 27 to 28 years since the date of initial delivery from the shipyard. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels.

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

As of December 31, 2017, the Company did not perform an impairment assessment of its long-lived asset M/V Free Neptune, since the impairment charge of $4,286 recorded last year reduced the vessel’s carrying value below her scrap value of $2,756.

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

p) Interest Rate Swaps: The Company used interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements designated as “economic hedges” were recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria were met. During the years ended December 31, 2015, 2016 and 2017, there was no derivative transaction meeting such hedge accounting criteria; therefore, the change in their fair value was recognized in earnings.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

r) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles.

Derivatives are considered a Level 3 fair values. The fair values are determined through Level 3 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures”. Level 3: Unobservable inputs that are not corroborated by market data and that are significant to the fair value of the assets or liabilities.

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

w) Stock-Based Compensation: Following the provisions of ASC 718, “Compensation- Stock Compensation” the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock-based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was in substance, a separate award.

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

The Company has determined there are derivative liabilities as of December 31, 2017. As of December 31, 2016, was deemed immaterial to the financial statements.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of the derivative liabilities at December 31, 2017:

Market value of common stock on measurement date	$0.0001
Discount	35%-54%
Risk free interest rate (1)	2.40%
Expected life in years	0.44 - 1 year
Expected volatility (2)	711.17%
Expected dividend yield (3)	None

(1)	The risk-free interest rate was determined by management using the applicable Treasury Bill as of the measurement date.
(2)	The historical trading volatility was determined by calculating the volatility of the Company’s stock at December 31, 2017
(3)	The Company does not expect to pay a dividend in the foreseeable future.

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

In February 2015, the FASB issued new guidance to improve consolidation guidance for legal entities ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis), effective for fiscal years beginning after December 15, 2015 and interim periods within those years and early adoption is permitted. The new standard is intended to improve targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendments in the ASU affect the consolidation evaluation for reporting organizations. In addition, the amendments in this ASU simplify and improve current GAAP by reducing the number of consolidation models. Adoption of ASU 2015-02 did not have a material impact on the Company’s consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01 “Income Statement-Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively. Adoption of ASU 2015-01 did not have a material impact on the Company’s consolidated financial statements.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In April 2015, FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, to simplify presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU does not affect the recognition and measurement guidance for debt issuance costs. For public companies, the ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. Adoption of ASU 2015-03 did not have a material impact on the Company’s results of operations, cash flows or financial condition.

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

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

In November 2016, FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, or ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The amended guidance requires that amounts that are deemed to be restricted cash and restricted cash equivalents be included in the cash and cash-equivalent balances in the statement of cash flows. A reconciliation between the consolidated balance sheet and the statement of cash flows must be disclosed when the consolidated balance sheet includes more than one-line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. The guidance also requires that changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows. An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions. Adoption of ASU 2016-18 is required for fiscal reporting periods beginning after December 15, 2017, including interim reporting periods within those fiscal years with early adoption being permitted. The Company does not expect the adoption of ASU 2016-18 to have a material impact on its consolidated financial statements.

Any new accounting standards, not disclosed above, that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

3.	Going Concern

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over eight years, and the resulting material adverse impact on the Company’s results from operations, the accompanying consolidated financial statements have been prepared on a going concern basis. The Company has incurred net losses of $7,121, $20,511and $52,949 during the years ended December 31, 2017, 2016 and 2015, respectively. The Company’s cash flow projections for 2018, indicate that cash on hand will not be sufficient to cover debt repayment as of December 31, 2017, and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of December 31, 2017, and 2016, the Company had working capital deficits of $40,216 and $35,715, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with the National Bank of Greece (“NBG”) for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2017, the Company received notification from NBG that the Company has not paid the aggregate amount of $25,788 constituting repayment installments, accrued loan and default interest due on December 15, 2017.

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

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG (Note 9) acceleration of such debt by its lender could result. Accordingly, as of December 31, 2017, the Company is required to reclassify its long-term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (Note 8), disposition of certain vessels in its current fleet (Note 5) and additional reductions in operating and other costs.

The consolidated financial statements as of December 31, 2017, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt as current.

4.	Related Party Transactions

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the pursuant to ship management agreements between each of the subsidiaries and Free Bulkers S.A. and OpenSeas Maritime S.A., “the Managers”.

Each of the Company’s subsidiaries pays, as per its ship management agreement with Free Bulkers and OpenSeas Maritime, a monthly management fee of $19 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day (not expressed in thousands) for superintendent attendance and other direct expenses.

The Company also pays the Managers a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Managers.

The Company also pays, as per its services agreement with Free Bulkers, a monthly fee of $136 until May 31, 2017 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses.

On June 1, 2017, the Company entered into a management services agreement with Prodigy Inc., “the Manager”, for the provision of financial services, including all of our accounting, financial reporting and internal controls, and other back-office services, as well as the provision of use of space for the Company’s offices at 20, Amerikis St., 10671, Athens, Greece. Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is a shareholder of Prodigy Inc.

As of June 1, 2017, Free Bulkers is no longer required to provide any of the management services, except for those concerning the ship management agreement with M/V Free Neptune and the Company is no longer required to pay any remuneration, fees, bonuses or premises fee as of June 1, 2017 and beyond.

On September 26, 2016, the Company sold to unrelated third parties the M/V Free Maverick, a 1998-built, 23,994 dwt Handysize dry bulk carrier for a gross sale price of $1,925. As a result of the sale the Company recognized a loss of $277 (Note 5). In this respect, the Company paid Free Bulkers $19 relating to the sale of the M/V Free Maverick during the year ended December 31, 2016. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Managers amounting to $nil, $6 and $35 for the year ended December 31, 2017, 2016 and 2015, respectively, included in “Commissions” in the accompanying consolidated statements of operations.

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

On September 30, 2017, the bareboat hire agreement in connection with the M/V Figaro was terminated. Subsequent to the termination of the hire, the vessel was sold to unrelated third parties. The Company realized the amount of $1,924 as gain on settlement of liability in the accompanying consolidated statement of operations for the year ended December 31, 2017, (Note 6).

Fees and expenses charged by the Managers and the Manager are included in the Company’s consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” and “Gain on sale of vessel”. The total amounts charged for the year ended December 31, 2017, 2016, and 2015 amounted to $1,431 ($398 of management fees, $1,031 of services fees, $nil of superintendent fees and $2 for other expenses), $2,344 ($702 of management fees, $1,635 of services fees, $0 of superintendent fees and $7 for other expenses) and $2,800 ($1,070 of management fees, $1,635 of services fees, $88 of superintendent fees and $7 for other expenses), respectively.

The balance due from the Managers and the Manager as of December 31, 2017 and December 31, 2016 was $nil. The amount paid to the Managers and Manager for office space during the year ended December 31, 2017, 2016 and 2015 was $51, $139 and $140, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations. The balance due to the Managers and the Manager as December 31, 2017 and December 31, 2016 was $3,280 and $2,107, respectively, and is included in the “Management and other fees to a related party” in the consolidated statements of operations.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2014	$88,078	$(25,768)	$62,310
Depreciation	—	(3,585)	(3,585)
Disposal of vessels	(42,674)	13,145	(29,529)
Leased vessels	7,000	—	7,000
Vessel impairment charge	(18,891)	—	(18,891)
December 31, 2015	$33,513	$(16,208)	$17,305
Depreciation	—	(1,938)	(1,939)
Disposal of vessels	(18,915)	16,956	(1,959)
Leased vessels	(7,000)	—	(7,000)
Vessel impairment charge	(4,286)		(4,286)
December 31, 2016	$3,312	$(1,190)	$2,122
Depreciation	—	(113)	(113)
December 31, 2017	$3,312	$(1,303)	$2,009

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

Vessels disposed during the year ended December 31, 2017.

During the year ended December 31, 2017, there were no vessel disposals.

As of December 31, 2017, the Company did not perform an impairment assessment of its long-lived asset, M/V Free Neptune since the vessel’s carrying value (Note 5) was below her scrap value of $2,756.

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

On September 30, 2017, the bareboat hire agreement in connection with the M/V Figaro was terminated. Subsequent to the termination of the hire, the vessel was sold to unrelated third parties. The Company realized the amount of $1,924 as gain on settlement of liability in the accompanying consolidated statement of operations for the year ended December 31, 2017.

7.	Accrued Liabilities

As of December 31, 2017, the amount of $9,985 in the consolidated balance sheet, includes the NBG loan accrued interest of $8,189 (Note 9). The balance amount of $1,796 relates to operating accruals.

8.	Convertible Notes Payable/Derivative Liability

On January 6, 2016, the Company sold to Alpha Capital Anstalt, an accredited investor, a $250 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Rule 144 promulgated under the 1933 Act and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $153 plus accrued interest.

On May 9, 2016, the Company issued to Sichenzia Ross Friedman Ference LLP, a $137 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $3,000 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note. On April 6, 2017, upon full conversion of the $137 convertible promissory note to Sichenzia Ross Friedman Ference LLP, dated May 9, 2016, plus accrued interest, the Company has issued in aggregate 822 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On May 25, 2016, the Company sold to CROWN BRIDGE PARTNERS, LLC, a $55 convertible promissory note, which contained a $5 OID and matures a year from issuance and accrues interest at the rate of 6% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior tr ading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 120% of principal plus interest (during days 1-60) to 145% of principal plus interest (during days 121-180). On September 14, 2017, upon full conversion of the $55 convertible promissory note to CROWN BRIDGE PARTNERS, LLC, dated May 25, 2016, plus accrued interest, the Company has issued in aggregate                    2,079 shares of common stock to the note holder.

On June 27, 2016, the Company sold to MARINE PLUS S.A., a non-U.S. creditor, a $60 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On February 22, 2017, a debt purchase agreement was executed between APG Capital Holdings, LLC, a US investor, the buyer and Marine Plus S.A a non-US creditor, the seller of the outstanding $45 convertible promissory note issued on June 27, 2016. A replacement note was issued for the amount of the outstanding convertible promissory note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $18 plus accrued interest.

On July 11, 2016, the Company issued to Sichenzia Ross Ference Kesner LLP, a $100 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $100 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $71 plus accrued interest.

On August 16, 2016, the Company sold to ANYLAND TRAVEL LTD, a non-U.S. creditor, a $30 convertible promissory note in connection with a debt settlement agjreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On February 16, 2017, upon full conversion of the $30 convertible promissory note in connection with a debt settlement agreement entered into with ANYLAND TRAVEL LTD, plus accrued interest, the Company has issued in aggregate 3 shares of common stock to the note holder.

On August 16, 2016, the Company sold to M. DALAKOS - I. FASSOLIS - N. THEOFANOPOULOS & PARTNERS LAW FIRM, a non-U.S. creditor, a $108 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $232.5 and (ii) 75% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note. On January and March 20, 2017, debt purchase agreements were executed between LG Capital Funding, LLC, a US investor, the buyer and M. DALAKOS - I. FASSOLIS - N. THEOFANOPOULOS & PARTNERS LAW FIRM, a non-US creditor, the seller of the $108 Reg. S convertible promissory note plus accrued interest, issued on August 16, 2016. Two replacement notes were issued on January and March 20, 2017, respectively, aggregating the total amount of the convertible promissory note outstanding plus accrued interest. As of December 31, 2017, the outstanding principal of the convertible promissory note is $2.6 plus accrued interest.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On August 16, 2016, the Company sold to YES Properties Inc., a non-U.S. investor, a $35 convertible promissory note which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the fifteen prior trading days. Upon written notice, during the first 39 days the Company may prepay the note to 125% of principal plus interest. On March 15, 2017, a debt purchase agreement was executed between Yoshar Trading LLC, a US investor, the buyer and YES Properties Inc the seller of the $35 convertible promissory note, issued on August 16, 2016. As of December 31, 2017, the outstanding principal of the convertible promissory note is $31 plus accrued interest.

On November 21, 2016, the Company sold to APG Capital Holdings, LLC, a $32 convertible promissory note, which contained a 12% OID and matures a year from issuance and accrues interest at the rate of 12% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note to 150% of principal plus interest. As of December 31, 2017, the outstanding principal of the convertible promissory note is $32 plus accrued interest.

On November 21, 2016, the Company sold to Crede CG III, Ltd, a $50 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180). As of December 31, 2017, the outstanding principal of the convertible promissory note is $50 plus accrued interest.

On November 30, 2016, the Company sold to, ADAR BAYS, LLC four 8% convertible notes of the Company, in the aggregate principal amount of $100 (with the First Note being in the amount of $25 and each of the following notes being in the amount of $25, which mature a year from issuance. The Company may reject the closing of the back-end financing by giving the buyer written notice at least 30 days prior to the 6-month anniversary of the First Note of its intent to reject the funding of the Back-End Notes. In such case the Buyer Notes and the Back-End Notes shall be terminated. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 58% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180). On October 23, 2017, upon full conversion of the $25 convertible promissory note issued to ADAR BAYS, LLC, plus accrued interest, the Company has issued in aggregate 28,099 shares of common stock to the note holder. As of December 31, 2017, the outstanding principal of the second back end note is $18 plus accrued interest.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On December 30, 2016, the Company sold to MTR3S Holding Ltd., a non-U.S. person, a $100 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $199,500 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion, provided, however, that the total number of shares of Common Stock issuable upon conversion of the note shall not exceed 225,225. Upon prior notice, the Company may prepay the Investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $85 plus accrued interest.

On January 20, 2017, the Company sold to LG CAPITAL FUNDING, LLC, a $45 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180). As of December 31, 2017, the outstanding principal of the convertible promissory note is $45 plus accrued interest.

On January and March 20, 2017, debt purchase agreements were executed between LG Capital Funding, LLC, a US investor, the buyer and M. DALAKOS - I. FASSOLIS - N. THEOFANOPOULOS & PARTNERS LAW FIRM, a non-US creditor, the seller of the $108 Reg. S convertible promissory note plus accrued interest, issued on August 16, 2016. Two replacement notes were issued on January and March 20, 2017, respectively, aggregating the total amount of the convertible promissory note outstanding plus accrued interest.

On February 13, 2017, the Company sold to Jabro Funding Corp., a $93 12% interest bearing convertible note due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 58% of the average of the lowest three trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 115% of principal plus interest (during days 1-30) to 140% of principal plus interest (during days 151-180). As of December 31, 2017, the outstanding principal of the convertible promissory note is $8 plus accrued interest.

On February 16, 2017, the Company sold to CROWN BRIDGE PARTNERS, LLC, a $45 convertible promissory note, which contained a $5 original issue discount (OID) and matures a year from issuance and accrues interest at the rate of 6% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 120% of principal plus interest (during days 1-60) to 145% of principal plus interest (during days 121-180). On November 27, 2017, upon full conversion of the $45 convertible promissory note issued to CROWN BRIDGE PARTNERS, LLC, plus accrued interest, the Company has issued in aggregate 224,941shares of common stock to the note holder.

On February 16, 2017, upon full conversion of the $30 convertible promissory note in connection with a debt settlement agreement entered into with ANYLAND TRAVEL LTD, plus accrued interest, the Company has issued in aggregate 3 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On February 17, 2017, the Company issued to Brighton Capital Ltd., a $68 convertible promissory note in connection with a debt settlement agreement entered into, of the same amount of outstanding invoice, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.02 and (ii) 65% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $68 plus accrued interest.

On February 22, 2017, a debt purchase agreement was executed between APG Capital Holdings, LLC, a US investor, the buyer and Marine Plus S.A a non-US creditor, the seller of the outstanding $45 convertible promissory note issued on June 27, 2016. A replacement note was issued for the amount of the outstanding convertible promissory note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $18 plus accrued interest.

On February 22, 2017, the Company sold to APG Capital Holdings, LLC, a $37 convertible promissory note, which contained a $3.6 original issue discount (OID) and matures a year from issuance and accrues interest at the rate of 10% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 46% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note to 150% of principal plus interest. As of December 31, 2017, the outstanding principal of the convertible promissory note is $15 plus accrued interest.

On February 24, 2017, the Company sold to OAKMORE OPPORUTNITY FUND I, LP, a $50 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Rule 144 promulgated under the 1933 Act and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $36 plus accrued interest.

On March 14, 2017, the Company issued to SICHENZIA ROSS FERENCE KESNER LLP, a $47 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which note matures a year from issuance and accrues interest at the rate of 8% per annum. The holder, subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.06 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $47 plus accrued interest.

On March 15, 2017, the Company sold to MARINE PLUS S.A., a non-U.S. investor, an $72 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.403 (as adjusted for stock splits, stock dividends, stock combinations or other similar transactions) and (ii) the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $72 plus accrued interest.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On March 15, 2017, a debt purchase agreement was executed between Yoshar Trading LLC, a US investor, the buyer and YES Properties Inc the seller of the $35 convertible promissory note, issued on August 16, 2016. The purchase price for the note was the Buyer’s payment of $40 to the seller. As of December 31, 2017, the outstanding principal of the convertible promissory note is $31 plus accrued interest.

On March 20, 2017, the Company sold to LG CAPITAL FUNDING, LLC, a $45 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1-30) to 148% of principal plus interest (during days 151-180). As of December 31, 2017, the outstanding principal of the convertible promissory note is $45 plus accrued interest.

On March 22, 2017, the Company sold to E. STAVROPOULOS & CO O.E. “Hydra Travel”, a non-U.S. investor, a $22 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.2394 (as adjusted for stock splits, stock dividends, stock combinations or other similar transactions) and (ii) the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. On June 8, 2017, upon full conversion of the $22 convertible promissory note issued to E. STAVROPOULOS & CO O.E. “Hydra Travel”, plus accrued interest, the Company has issued in aggregate 1,220 shares of common stock to the note holder.

On March 28, 2017, the Company sold to CERBERUS FINANCE GROUP LTD, a non-U.S. investor, a $25 convertible promissory note which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is subject to the restrictions of Regulation S promulgated under the 1933 Act, and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the fifteen prior trading days. Upon written notice, during the first 39 days the Company may prepay the investor in cash, for 125% of any outstanding principal and interest remaining on the note. As of December 31, 2017, the outstanding principal of the convertible promissory note is $25 plus accrued interest.

On April 6, 2017, upon full conversion of the $137 convertible promissory note to SICHENZIA ROSS FERENCE KESNER LLP, dated May 9, 2016, plus accrued interest, the Company has issued in aggregate 822 shares of common stock to the note holder.

On April 7, 2017, the Company sold to GS Capital Partners, a $30 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 10% per annum. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price is 60% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. Upon written notice, during the first six months the Company may prepay the note at 150% of principal plus interest. On November 14, 2017, upon full conversion of the $30 convertible promissory note issued to GS Capital Partners, plus accrued interest, the Company has issued in aggregate 100,777 shares of common stock to the note holder.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

On July 21, 2017, the Company sold to L.G. CAPITAL FUNDING, LLC two 8% convertible notes of the Company, in the aggregate principal amount of $79 (each Note being in the amount of $39.5) which mature a year from issuance. The second such Note is initially paid by a same amount and maturity note collateralized by liquid assets of equal value, it is not repayable, except that if the first Note is redeemed within 6 months from issuance then the second note and its collateral note are automatically cancelled, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. The second back end note has been cancelled. As of December 31, 2017, the outstanding principal of the convertible promissory note is $39.5 plus accrued interest.

On July 24, 2017 , the Company sold to, ADAR BAYS, LLC a 8% convertible note of the Company in the principal amount of $39.5 which matures a year from issuance paid for by a same amount and maturity note collateralized by liquid assets of equal value, it is not repayable, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time after 6 months from issuance to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. As of December 31, 2017, the outstanding principal of the convertible promissory note is $39.5 plus accrued interest.

On August 17, 2017, the Company sold to L.G. CAPITAL FUNDING, LLC two 8% convertible notes of the Company, in the aggregate principal amount of $75 (each Note being in the amount of $37.5) which mature a year from issuance. The second such Note is initially paid by a same amount and maturity note collateralized by liquid assets of equal value, it is not repayable, except that if the first Note is redeemed within 6 months from issuance then the second note and its collateral note are automatically cancelled, and it can only be converted when the collateral is liquidated by the Company. The investor subject to the restrictions of Rule 144 promulgated under the 1933 Act, is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 9.9% of the common stock of the Company, into shares of Common Stock. The conversion price for both Notes is 65% of the lowest trading price of the Common Stock as reported by the Trading Market on which the Company’s shares are traded, for the twenty prior trading days. The second back end note has been cancelled. As of December 31, 2017, the outstanding principal of the convertible promissory note is $37.5 plus accrued interest.

On October 30, 2017, the Company sold to Power Up Lending Group, a $5 12% interest bearing convertible note due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 50% of the lowest one trading price of the Company’s common stock on any trading day during the twenty trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 115% of principal plus interest (during days 1-30) to 140% of principal plus interest (during days 151-180). As of December 31, 2017, the outstanding principal of the convertible promissory note is $5 plus accrued interest.

On November 1, 2017, the Company sold to Power Up Lending Group, a $58 12% interest bearing convertible note due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 58% of the average of the lowest three trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 115% of principal plus interest (during days 1-30) to 140% of principal plus interest (during days 151-180). As of December 31, 2017, the outstanding principal of the convertible promissory note is $58 plus accrued interest.

In connection with the issuance of the convertible instruments, the Company has recorded a derivative liability amounting to $1,624 and $nil as of December 31, 2017 and December 31, 2016, respectively.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

9.	Bank Loan – current portion

As of December 31, 2016, and 2017, the Company’s bank debt is as follows:

NBG
December 31, 2015	$17,598
Additions	$—
Payments	$—
December 31, 2016	$17,598
Additions	$—
Payments	$—
December 31, 2017	$17,598

Lender	Vessel	Remaining Repayment Terms

National Bank of Greece	M/V Free Neptune	The loan matured on December 16, 2016.

The indicated vessel in the above table is pledged as collateral for the respective loan.

The Company’s credit facility with NBG bears interest at LIBOR plus a margin of 4% and is secured by mortgage on the financed vessel (M/V Free Neptune) and assignments of vessel’s earnings and insurance coverage proceeds. It also includes affirmative and negative financial covenants of the borrower, including maintenance of operating accounts, average cash balances to be maintained with the lending bank and minimum ratios for the fair value of the collateral vessel compared to the outstanding loan balance. The borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessel’s flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the year ended December 31, 2017 and 2016 was 4%. Interest expense incurred under the above loan agreement amounted to $1,935, $1,467 and $1,237 for the years ended December 31, 2017, 2016 and 2015, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

On February 22, 2014, the Company and certain of its subsidiaries entered into terms with the National Bank of Greece (“NBG”) for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014, the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents. In December 2017, the Company received notification from NBG that the Company has not paid the aggregate amount of $25,788 constituting repayment installments, accrued loan and default interest due on December 15, 2017.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Loan Covenants

As of December 31, 2016, and December 31, 2017, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at December 31, 2017.

NBG loan agreement:

●	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

●	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

●	Ratio of EBITDA to net interest expense shall not be less than 3; and

●	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

10.	Commitments and Contingencies

The following table summarizes our contractually committed obligations and their maturity dates as of December 31, 2017:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2-year	3-year	4-year	5-year	More than 5 years
	(U.S. dollars in thousands)

Services fees to the Manager	3,000	600	600	600	600	600	They will be renewed each anniversary date

Management fees to the Managers	1,595	228	228	228	228	228	455

Total obligations	$4,595	$828	$828	$828	$828	$828	$455

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

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the ex M/V Free Goddess, renamed to M/V Figaro, has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and the Company accepted Charterers’ repudiation and terminated the fixture. Cargo interests commenced proceedings before the local Omani Courts under the Bills of Lading for delivery of the cargo in Oman, which were rejected at the first instance and were appealed by Cargo interests. The appeal by Cargo interests was rejected by the Court. Concurrently with the above proceedings, Cargo interests have obtained favorable arbitration decisions and a UK High Court order against the former owner Adventure Five S.A. to deliver the cargo at the port of Salalah, Oman. Griffin Underwriting, The Kidnap and Ransom insurers of the M/V Free Goddess, have commenced action before the High Court in the UK against Adventure Five, Free Bulkers S.A. and the Company’s CEO alleging damages. Those proceedings have been frozen by mutual agreement between the parties pending the conclusion of the ongoing settlement negotiations.

The Company is no longer the Bareboat Charterers of the M/V Figaro. On September 30, 2017, the bareboat hire agreement in connection with the M/V Figaro was terminated. Subsequent to the termination of the hire, the vessel was sold to unrelated third parties.

The outstanding balance of the Company’s claims as of December 31, 2017, stands at $nil related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

11.	Loss per Share and Series A, B & C Warrants

The computation of basic earnings/loss per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the 60-to-1 reverse stock split, the 200-to-1 reverse stock split, the 5,000-to-1 reverse stock split and the 5,000-to-1 reverse split, effective on January 15, 2016, April 14, 2016, February 7, 2017 and February 6, 2018, respectively, on its issued and outstanding common stock.

The computation of the dilutive common shares outstanding does not include the 0.0000002908 Series C Warrants (adjusted to reflect the recent reverse split) outstanding as of December 31, 2017, as the average stock price during the year ended December 31, 2017 was less than their exercise price, thus resulting in an antidilutive effect.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

Presented below is a table reflecting the activity in the Series A Warrants, Series B Warrants and Series C Warrants from January 1, 2015 through December 31, 2017:

	Series A Warrants	Series B Warrants	Series C Warrants	Total	Exercise Price
December 31, 2014	0.0000000444	0.0000000088	0.00000032	0.0000003732
Warrants cashlessexercised	(0.0000000444)	(0.0000000088)	(0.0000000024)	(0.0000000556)	$58,500,000,000,000 (Series A&B)
December 31, 2015	—	—	0.0000003176	0.0000003176	$159,750,000,000,000 (Series C)
Warrants cashless exercised	—	—	(0.0000000268)	(0.0000000268)
December 31, 2016	—	—	0.0000002908	0.0000002908
Warrants cashless exercised	—	—	—	—
December 31, 2017	—	—	0.0000002908	0.0000002908

During the year ended December 31, 2017, there were no warrants cashless exercised.

The components of the denominator for the calculation of basic loss per share and diluted loss per share for the years ended December 31, 2017, 2016 and 2015, respectively, are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Numerator

Net loss - basic and diluted	$(7,121)	$(20,511)	$(52,949)
Basic earnings per share denominator:
Weighted average common shares outstanding	144,922	5	—
Diluted earnings per share denominator:
Weighted average common shares outstanding	144,922	5	—
Dilutive common shares:
Options	—	—	—
Warrants	—	—	—
Restricted shares	—	—	—

Dilutive effect	—	—	—

Weighted average common shares - diluted	144,922	5	—

Basic loss per common share	$(49)	$(4,102,200)	$—
Diluted loss per common share	$(49)	$(4,102,200)	$—

12.	Reverse Stock Splits

Effective January 15, 2016, April 14, 2016, February 7, 2017 and February 6, 2018, the Company effectuated a 60-to-1 reverse stock split, a 200-to-1 reverse stock split, a 5,000-to-1 reverse stock split and a 5,000-to-1 reverse stock split, respectively, on its issued and outstanding common stock. The reverse stock splits did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock splits resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

13.	Equity Incentive Plan/Board of Directors Fees

Pursuant to the equity incentive plan, there are no shares of the Company’s common stock available for grant as of December 31, 2017.

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

On February 9, 2017, the Company’s Board of Directors agreed to the reduction of the five-member Board to a three-member Board. Thus, Mr. Galinas and Mr. Panagiotopoulos resigned, and they nominated Mr. Filippas to fill their vacancy. Mr. Filippas, who had served as deputy Chief Financial Officer of the Company, accepted the nomination and was elected as a member of the Board and Treasurer. Effective October 3, 2017, Mr. Dimitris Papadopoulos resigned for personal reasons, effective immediately, as Chief Financial Officer and a member of the Board of Directors of the Company. Effective October 3, 2017, the Company appointed Mr. Dimitrios Filippas as the Company’s Chief Financial Officer. Effective October 3, 2017, the Company appointed Ms. Argyro Fonia to the Board of Directors to fill the vacancy created by Mr. Papadopoulos’ resignation.

For the year ended December 31, 2017, the stock-based compensation expense in relation to the common shares granted on November 10, 2014 and November 17, 2015 has been fully recognized.

14.	Shareholders’ Equity

Effective February 7, 2017, the Company effectuated a five thousand to-one reverse stock split on its issued and outstanding common stock.

On May 23, 2017, the Company received a letter from OTCQB that the Company’s bid price closed below $0.01 for more than 30 consecutive calendar days and no longer meets the Standards for Continued Eligibility for OTCQB as per the OTCQB Standards, section 2.3(2). To remain eligible for trading on the OTCQB marketplace, the Company must have proprietary priced quotations published by a Market Maker in OTC Link with a minimum closing bid price of $0.01 per share on at least one of the prior thirty consecutive calendar days. As per the OTCQB Standards, section 4.1, in the event that the minimum closing bid price for the Company’s common stock falls below $0.01 per share, a grace period of 90 calendar days to regain compliance shall begin, during which the minimum closing bid price for the Company’s common stock must be $0.01 or greater for ten consecutive trading days; Pursuant to these OTCQB Standards, the Company was granted a period of 90 calendar days in which to regain compliance with Section 4.1.

On June 15, 2017, the Company was notified by the OTC Markets that as a result of the Company’s failure to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2016, the Company’s common stock was removed from the OTCQB market and was available for quotation on the OTC Pink market operated by the OTC Markets, effective June 16, 2017, under the same trading symbol of “FREEF”. On August 17, 2017, the Company filed with SEC its annual report on Form 20-F for the fiscal year ended December 31, 2016.

At the Annual Meeting of the Company’s shareholders held on December 19, 2017, the shareholders approved the following:

(i) elected Mr. Ion G. Varouxakis to the Board of Directors for a three year term; (ii) ratified the appointment of Fruci & Associates II, PLLC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017; and (iii) granted discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Corporation to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-20,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Corporation’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Corporation shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-20,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

As of December 31, 2017, pursuant to the full conversion of the convertible notes (Note 8), the Company has issued to note holders of fully convertible debt 798,389 shares of common stock in the aggregate.

8,160 shares of Series D Preferred Stock are outstanding as of December 31, 2017.

Common Stock Dividends

During the year ended December 31, 2017, 2016 and 2015, the Company did not declare or pay any dividends.

15.	Taxes

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

To complete the exemption process, the Company’s ship owning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries completed the filing process for 2014 on or prior to the applicable tax filing deadline. All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2015, 2016 and 2017, the Company would be subject to U.S. federal income tax of approximately $5, $nil and $nil, respectively, in the absence of an exemption under Section 883.

16.       Subsequent Events

●	Effective February 6, 2018, the Company effectuated a five thousand to-one reverse stock split on its issued and outstanding common stock.

FREESEAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of United States Dollars, except for share and per share data)

●	On February 14, 2018, the Company sold to M. DALAKOS - I. FASSOLIS - N. THEOFANOPOULOS & PARTNERS LAW FIRM, a non-U.S. creditor, a $92.6 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $0.00065 and (ii) 75% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the holder in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On February 16, 2018, the Company sold to GENEVA ROTH REMARK HOLDINGS, INC., a $53 12% interest bearing convertible note due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 58% of the average of the lowest three trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 115% of principal plus interest (during days 1-30) to 140% of principal plus interest (during days 151-180).

●	On March 1, 2018, the Company sold to MARINE PLUS S.A., a non-U.S. creditor, a $148 convertible promissory note in connection with a debt settlement agreement entered into, of the same aggregate amount of outstanding invoices, which matures a year from issuance and accrues interest at the rate of 8% per annum. The note holder is subject to the restrictions of Regulation S promulgated under the 1933 Act and is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note.

●	On April 17, 2018, upon full conversion of the $93 convertible promissory note to Jabro Funding Corp. plus accrued interest, the Company has issued an aggregate 1,455,083 shares of common stock to the note holder.